Form 20-F
period 2002-12-31
TELEFONICA MOBILE INC
filed 2003-06-27
CIK 1127866

As filed with the Securities and Exchange Commission on June 27, 2003.

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2002

Commission file number: 1-15158

Telefónica Móviles, S.A.

(Exact name of Registrant as specified in its charter)

TELEFONICA MOBILES

(Translation of Registrant’s name into English)

Kingdom of Spain

(Jurisdiction of Incorporation or Organization)

Goya, 24

28001 Madrid, Spain

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, nominal value €0.50 per share*	New York Stock Exchange
American Depositary Shares, each representing 1 Ordinary Share	New York Stock Exchange

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act:    None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:    None

The number of outstanding shares of each class of stock of Telefónica Móviles, S.A. as of the close of the period covered by this annual report was:

Ordinary Shares, nominal value €0.50 per share: 4,330,550,896

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☒

PRESENTATION OF FINANCIAL INFORMATION	3

FORWARD-LOOKING STATEMENTS	3

CERTAIN TERMS AND CONVENTIONS	3

PART I

i

ii

PRESENTATION OF FINANCIAL INFORMATION

In this annual report, references to “dollars,” “US$,” or “$” are to United States dollars. References herein to “euro” or “€” are to the single currency of the participating member states in the Third Stage of the European and Economic Monetary Union, including Spain, pursuant to the treaty establishing the European Community, as amended from time to time. The combined financial statements and notes to the combined financial statements are presented in euro. The Telefónica Móviles Group previously reported some of this information in Spanish pesetas. The exchange rate at which the Spanish peseta has been irrevocably fixed against the euro is Ptas 166.386 = €1.00. Financial data for periods prior to January 1, 1999 were restated from Spanish pesetas into euro using the irrevocably fixed rate of exchange. Comparative financial data for periods prior to January 1, 1999 reported in euro depict the same trends that would have been presented had we continued to present financial statements in Spanish pesetas. However, financial data for periods prior to January 1, 1999 is not comparable with that of other companies reporting in euro that restated these amounts from a currency other than the Spanish peseta. Certain amounts included herein have been rounded. As a result, some amounts may not sum to the indicated totals.

FORWARD-LOOKING STATEMENTS

This annual report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this annual report and include statements regarding our intent, belief or current expectations with respect to, among other things, trends affecting our business, financial condition and results of operations.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. The accompanying information contained in this annual report, including, without limitation, the information under

•	“Item 3.D Risk Factors”;

•	“Item 4. Information on the Company”;

•	“Item 5. Operating and Financial Review and Prospects”; and

•	“Item 11. Quantitative and Qualitative Disclosures About Market Risk,”

identifies important factors that could cause such differences. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

CERTAIN TERMS AND CONVENTIONS

When we use first person, personal pronouns in this report, such as “we,” “us,” or “our,” or the term “Group,” we mean Telefónica Móviles, S.A. and its consolidated operating companies, unless otherwise indicated or the context otherwise requires.

PART I

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3.	KEY INFORMATION

A.     SELECTED FINANCIAL DATA

The following summary selected financial data should be read together with the “Item 5. Operating and Financial Review and Prospects” and our combined financial statements included in this annual report. Our combined financial statements have been prepared in accordance with Spanish GAAP, which differs in certain significant respects from U.S. GAAP. See note 20 to our combined financial statements. The principles of consolidation are described in note 2(c) to our combined financial statements.

Summary Selected Financial Data

	Year ended December 31,
	1998	1999	2000	2001	2002
	(euro in thousands)
Statement of Operations Data
Spanish GAAP
Net revenues from operations	3,092,130	5,015,729	6,377,249	8,411,064	9,139,835
Other revenues	73,685	97,430	110,622	147,747	91,070
Services and goods purchased	(752,810)	(1,337,895)	(1,559,181)	(1,862,117)	(2,406,039)
External services and local taxes	(956,024)	(1,834,992)	(2,277,186)	(2,603,758)	(2,412,370)
Personnel expenses	(100,026)	(168,235)	(270,696)	(533,831)	(546,381)
Depreciation and amortization	(430,307)	(621,777)	(871,137)	(1,258,159)	(1,316,406)
Change in operating provisions	(75,559)	(101,974)	(129,284)	(225,416)	(130,245)

Total operating expenses	(2,314,726)	(4,064,873)	(5,107,484)	(6,483,281)	(6,811,441)

Operating income	851,089	1,048,286	1,380,387	2,075,530	2,419,464
Amortization of goodwill	(8,907)	(18,415)	(26,420)	(53,802)	(87,096)
Income (losses) of associated companies	10,109	(3,588)	(94,701)	(119,193)	(159,477)
Financial expense	(148,624)	(346,784)	(304,471)	(714,869)	(921,983)
Financial income	60,967	234,143	109,607	386,810	605,787

Income from ordinary activities	764,634	913,642	1,064,402	1,574,476	1,856,695
Extraordinary income (expense)	6,503	(194,992)	(51,241)	(100,705)	12,075,092
Corporate income tax	(224,948)	(210,372)	(347,872)	(628,768)	2,130,821
Minority interests	(57,135)	31,956	(20,518)	48,352	4,363,987

Net income	489,054	540,234	644,771	893,355	(3,724,399)

Earnings per share	—	—	0.18	0.22	(0.87)
Average outstanding common shares	—	—	3,560,966,298	4,141,432,815	4,290,372,979
U.S. GAAP
Net income(1)	494,535	534,093	727,483	320,447	(3,647,254)

Earnings per share	—	—	0.20	0.08	(0.85)
Average outstanding common shares	—	—	3,560,966,298	4,141,432,815	4,290,372,979

(1)	Includes in 2000 the accumulated effect of applying SAB 101 since 1995 in the amount of €132.3 million and the effect of applying SAB 101 for the year ended December 31, 2000 in the amount of €32.2 million. See note 20 to our combined financial statements.

	At or for the year ended December 31,
	1998	1999	2000	2001	2002
	(euro in thousands, except as indicated)
Balance Sheet Data
(at period end)
Spanish GAAP
Property, plant and equipment, net	2,492,896	3,340,551	3,820,869	5,244,414	4,661,729
Total assets	4,958,168	7,104,366	21,260,624	24,914,086	16,231,714
Short-term debt(1)	274,964	513,863	4,707,849	6,615,828	991,596
Long-term debt(2)	1,869,430	2,717,302	3,007,622	5,279,338	7,213,809
Total liabilities	3,936,640	5,913,815	15,941,284	17,425,434	12,984,131
Shareholders’ equity	1,021,528	1,190,551	5,319,340	7,488,652	3,247,583

U.S. GAAP
Total assets(3)	4,991,494	7,894,329	19,227,998	26,935,747	15,694,410
Long-term debt	1,869,430	2,934,666	2,214,726	5,236,446	6,677,177
Shareholders’ equity(3)	1,228,222	1,391,042	7,940,875	9,496,119	4,005,739

Other Financial Data
Spanish GAAP
Cash flow from operating activities	1,128,387	1,449,451	5,594,426	1,332,485	2,156,756
Cash flow from investing activities	(1,773,564)	(2,337,761)	(12,057,634)	(4,038,059)	(1,756,219)
Cash flow from financing activities	648,661	764,829	6,455,915	2,408,281	(314,348)
Capital expenditures	554,545	1,403,063	13,620,172	2,121,999	1,046,596
Cash dividends	210,354	268,672	851,616	—	—

Operating Data
(in millions at period end)
Population in licensed service territories	88	127	285	372	353 (8)
Total customers(4)	6.5	12.6	19.2	28.0	39.4
Proportionate customers(5)	5.3	10.3	16.7	24.6	28.6
Pre-paid customers(6)	28%	55%	64%	69%	71%
Short messages(7)	134	539	2,276	6,300	8,400

(1)	Consists of short-term debt payable to banks and other financial institutions, short-term marketable debt securities and short-term debt payable to Telefónica Group companies. Short-term debt excludes interest payable and trade payables.
(2)	Consists of long-term debt payable to banks and other institutions, long-term debt payable to Telefónica Group companies and as of December 31, 2001 long-term debt incurred in connection with the acquisition of UMTS licenses included under “Other liabilities” on the combined balance sheet.
(3)	Includes at December 31, 2000 the accumulated effect of applying SAB 101 since 1995 in the amount of €132.3 million and the effect of applying SAB 101 at such date in the amount of €32.2 million. See note 20 to our combined financial statements.
(4)	Represents total number of customers of all companies in which we have an interest, including subsidiaries, companies carried by the equity method and other companies carried as an investment. As of December 2002 we also include Brasilcel’s customers.
(5)	Represents total number of customers of all companies in which we have an interest multiplied by our economic ownership interest in those companies.
(6)	Represents total pre-paid customers as a percentage of total customers at period-end.
(7)	Represents the total number of short messages, which are a form of wireless data transmission, carried through our network in Spain during the year or period.
(8)	Excludes the populations of Germany, Italy, Austria and Switzerland.

Exchange Rate Information

The following table sets forth certain information concerning the Noon Buying Rate for dollars expressed in pesetas per $1.00:

	Noon Buying Rate
Year ended December 31,	Period End	Average(1)	High	Low
1998	142.15	149.42	157.41	136.80
1999 (through January 15, 1999)	143.55	142.84	144.26	140.86

Source: Federal Reserve Bank of New York.

(1)	The average of the Noon Buying Rates on the last day of each full month during the relevant period.

Effective January 1, 1999, the following 11 European Union member states adopted the euro as a common currency: Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain. They also established fixed conversion rates between their respective sovereign currencies and the euro. On January 1, 2001, Greece joined the European Economic and Monetary Union. The exchange rate at which the Spanish peseta has been irrevocably fixed against the euro is 166.386 = €1.00. On January 1, 2002, the participating member states began issuing new euro-denominated bills and coins for use in cash transactions. As of March 1, 2002, the participating member states have withdrawn the bills and coins denominated in their respective currencies from circulation, and they are no longer legal tender for any transactions.

The Federal Reserve Bank of New York no longer quotes a Noon Buying Rate for the currencies of any of the participating member states, including Spain. The Noon Buying Rate for the euro on June 26, 2003 was $1.1429 = €1.00. The equivalent exchange rate in pesetas, translated at the irrevocably fixed exchange rate of Ptas 166.386 = €1.00, was approximately Ptas 190.16 = $1.00.

The following tables describe, for the periods and dates indicated, information concerning the Noon Buying Rate for the euro. Amounts are expressed in U.S. dollars per €1.00.

	Noon Buying Rate
Year ended December 31,	Period End	Average(1)	High	Low
1999 (January 16, 1999 through December 31, 1999)	1.0070	1.0588	1.1812	1.0016
2000	0.9388	0.9207	1.0335	0.8270
2001	0.8901	0.8909	0.9535	0.8370
2002	1.0485	0.9495	1.0485	0.8594

Source: Federal Reserve Bank of New York.

(1)	The average of the Noon Buying Rates for the euro on the last day of each month during the relevant period.

Month	Period End	High	Low
Month ended December 31, 2002	1.0485	1.0485	0.9927
Month ended January 31, 2003	1.0739	1.0861	1.0361
Month ended February 28, 2003	1.0779	1.0875	1.0708
Month ended March 31, 2003	1.0900	1.1062	1.0545
Month ended April 30, 2003	1.1180	1.1180	1.0621
Month ended May 31, 2003	1.1766	1.1853	1.1200
(June 1 through June 26, 2003)	1.1429	1.1870	1.1429

Monetary policy within the members of the euro zone is set by the European Central Bank. The European Central Bank has set itself the objective of containing inflation and will adjust interest rates in line with this policy without taking account of other economic variables such as the rate of unemployment. It has further declared that it will not set an exchange rate target for the euro.

The Madrid stock exchange quotes share prices, including those of Telefónica Móviles, in euro. Currency fluctuations may affect the dollar equivalent of the euro price of our shares listed on the Spanish stock exchanges and, as a result, the market price of our ADSs, which are listed on the New York Stock Exchange. Currency fluctuations may also affect the dollar amounts received by holders of ADRs on conversion by the Depositary of cash dividends (if any) paid in euro on the underlying shares.

Our consolidated results are affected by fluctuations between the euro and the currencies in which the revenues and expenses of our consolidated subsidiaries are denominated, principally the Brazilian real and the Argentine peso. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

B.    CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.    REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.    RISK FACTORS

Risks Related to Telefónica Móviles’ Business

We face intense competition in most of our markets, which could result in decreases in current and potential customers, revenues and profitability.

We face significant competition in all of our markets, typically from at least two other wireless providers, and increasingly from multiple providers, including some of the leading global wireless operators. Governmental authorities in many countries also continue to auction or sell additional bands of spectrum for wireless use and to grant licenses and concessions to new entrants, which will create new competitors in some of our markets.

In addition to other wireless providers, we experience competition from fixed-line telephone companies and, to an increasing extent, from the cable, utility, paging, internet and satellite industries. We expect that competition will continue to intensify in all of our existing markets, both from existing competitors and new entrants. These competitors could:

•	offer lower prices, more attractive calling plans or better services and features;

•	provide increased handset subsidies;

•	bundle offerings of fixed-line telephone services with other services;

•	develop and deploy more rapidly new or improved wireless technologies, services and products; or

•	expand and enhance their networks faster.

The wireless communications industry has been experiencing significant consolidation, and we expect that this consolidation trend will continue. Acquisitions, mergers or joint ventures have created large, well-capitalized competitors with substantial financial, technical, marketing and other resources to compete with our service and product offerings.

We expect competition among wireless providers, including new entrants, to continue to drive prices for services and handsets lower. In addition, portability requirements, which enable customers to switch wireless providers without changing their wireless telephone numbers, have been introduced in some of the markets in which we operate and may be introduced in other markets in the future. All of these developments could lead to greater movement of customers among competitors, known as customer churn, which could increase our marketing, distribution and administrative costs, slow growth in customers and reduce revenues. Our market position will also depend on effective marketing initiatives and on our ability to anticipate and respond to various competitive factors affecting the industry, including new services, pricing strategies by competitors, changes in consumer preferences and economic, political and social conditions. Any material failure by us to compete effectively or any aggressive competitive behavior by our competitors in pricing their services or acquiring new customers would have a material adverse effect on our revenues and overall results of operations.

We may require substantial capital resources in order to meet existing obligations under our licenses and continue to develop and expand our business.

The operation, expansion and upgrade of our networks, as well as the marketing and distribution of our services and products, require substantial financing. Achieving the minimum coverage requirements under our licenses could require additional financing. These requirements have increased as a result of our decision to launch digital Global System for Mobile Communications, or GSM, operations in Mexico from 2003. If we do not meet the minimum coverage requirements by the date set in our licenses, the respective regulatory authorities could impose penalties or suspend, change or revoke the terms of the licenses. Moreover, our liquidity and capital resource requirements may further increase if we make acquisitions in other countries. Our company also has major capital resource requirements relating to, among other things, the following:

•	acquisition or construction of networks and of additional network capacity for existing networks;

•	development of distribution channels in new countries of operation; and

•	development and implementation of new wireless technologies.

Historically, we have relied, in large measure, on the Telefónica Group to satisfy our liquidity and capital resource requirements through loans and from time to time capital contributions. We plan to continue to rely upon Telefónica, S.A. and other Telefónica Group companies to satisfy most of these requirements. We may, however, need to incur significant amounts of debt from sources other than Telefónica, S.A. to support the ongoing development and expansion of our business. In addition, as in 2000 when a portion of our liquidity and capital resource requirements were satisfied by issuing securities in our initial public offering in November 2000, we could, in the future, issue additional equity securities to satisfy our liquidity and capital resource requirements.

We cannot assure you that our company will be able to arrange any needed additional financing to fund its capital resource requirements on acceptable terms, or at all.

Increased levels of debt could have negative effects on our company, including:

•	high debt-service costs that adversely affect our results of operations;

•	allocation of increasing amounts of cash flow for debt service;

•	increased difficulty in obtaining future financing;

•	reduction of any credit ratings issued by rating agencies in respect of any debt we issue in the future;

•	exposure to interest and exchange rate fluctuations;

•	restrictions on our company’s capital resources or operations imposed by lenders; and

•	reduced flexibility to take advantage of, or pursue, other business opportunities.

Any failure to satisfy our substantial liquidity and capital resource requirements would impede our ability to take advantage of promising but capital-intensive opportunities in our industry. In addition, our results of operations may be negatively affected if we are unable to upgrade our networks or respond to competitive initiatives of competitors that may be less capital-constrained or as we incur increased financial expense due to higher levels of indebtedness.

We have engaged in a strategic review of our asset portfolio which has led us to fully write down our investments in Germany, Austria and Switzerland. We may also in the future have to further adjust the value of our investments in Italy.

In 2002, we commissioned independent experts to assess the business plans of our UMTS operations in Germany, Austria, Switzerland and Italy. After taking into account the independent assessments, we updated the valuations of our business plans for these operators in order to reflect the additional delays expected by the sector regarding commercial availability of the UMTS technology and the consequent delay in revenue generation. In this context, we decided to fully write down the book value of our investments in Germany, Austria and Switzerland.

With respect to our investment in Italy, we also adjusted the value of our investment in IPSE 2000. Given the differences in the regulatory environment, both with regard to compliance with coverage requirements included in the license and flexibility shown by the regulators, we estimate the value of IPSE 2000’s assets at €300 million, €136 million of which represents our investment in IPSE 2000. This value estimated by us could be different in case other assumptions and estimates were made. We will perform a regular review of the value and assumptions of our investment in our UMTS operations in Italy. There can be no assurance that a change of strategy or changes in the telecommunications industry will not require us to further adjust, or fully write down, the value of our investment in Italy in the future, which could adversely affect our business, financial condition or results of operation.

Accordingly, at December 31 2002, a net loss of €5,049.8 million was recorded in our combined financial statements associated with the write-down of assets and the restructuring of operations in these four countries. For further information on the write-down of our assets in Germany, Austria, Switzerland and Italy please see “Item 4.B Business Overview—Rest of Europe.”

We have recorded an impairment charge to goodwill and may be required to make additional write offs in the future.

Goodwill represents the purchase price of an acquisition in excess of the fair value of the assets acquired less liabilities assumed. We have generated substantial amounts of goodwill from some of our acquisitions.

In December 2002, we performed an analysis of projected discounted cash flows from Iobox Oy, an internet portal we acquired in July 2000, and other companies as a result of which we determined that such projected cash flows were not adequate to support the value of goodwill related to these companies both under Spanish and U.S. GAAP. Accordingly, the goodwill arising on the acquisition of Iobox Oy was written down by €154 million, due to the dissolution of Iobox Oy and the closure of its subsidiaries.

We cannot be certain that we will be able to recover all of the goodwill that we now carry as an asset or that we will not have to write off additional goodwill in the future under U.S. GAAP or Spanish GAAP. We could be forced to write off goodwill because of rapid technological change, intense competition, adverse regulatory measures, significant declines in sales, earnings or cash flows and other factors that in the future indicate that the fair value of our acquisitions is not worth their carrying value.

There may be insufficient demand for the new products and services we have invested in and developed.

As an element of our strategy, we have invested in and developed new wireless services, such as wireless internet and data services. In order for our customers to better access these services, we will need to upgrade our customer base with new handsets enabled with MMS, cameras, color screens and other capabilities. This can increase our cost base while demand for data services and products may not materialize. We cannot assure you that demand for these services will be as high as expected, or that these initiatives will be profitable. If they are not, our growth could be impaired and we could lose our capital investments in these new services. These initiatives could fail for a number of reasons, such as technological developments or competitive factors. Our ability to introduce new services also depends on whether and on what terms new services are permitted by applicable regulations.

Our ability to deploy and deliver some of the new services is dependent upon new technologies. These technologies may not be developed in a timely manner or, if developed, may not perform as expected or favorably in comparison to competing technologies, which could negatively affect customer demand. In addition, we may not be able to deliver these services on an economic basis, particularly in comparison to competing technologies.

Our growth prospects could be adversely affected if we are not able to develop our operations in Mexico successfully.

We have made substantial investments to establish a presence in Mexico and additional investments will be required over the next several years to build our nationwide GSM network, expand our customer base and gain market share in the country.

We consider Mexico a highly competitive market, where we face various operators at a national level. After several years in competition, new entrants in the telecommunication market have not been able to gain significant market share and Mexican incumbent operators, both in fixed and wireless telephony, maintain their leadership positions despite facing competition from well-known international players.

Any material failure by us to compete effectively, or any aggressive competitive behavior by our major competitor in Mexico, could adversely affect our future revenue growth, financial conditions or results of operations.

We could lose customers and revenues if we fail to upgrade our existing networks.

We must continue to upgrade our existing wireless networks on a timely and satisfactory basis in order to retain and expand our customer base, provide an adequate and updated portfolio of products and services in each of our markets, and satisfy regulatory requirements. Among other things, we must:

•	upgrade the functionality of our networks to permit increased customization of services;

•	fill in coverage gaps and increase capacity in some of our markets;

•	expand and maintain customer care, network management and administrative systems; and

•	upgrade systems as new technologies become available.

We cannot assure you that we will be able to execute successfully all of these tasks, many of which are not entirely under our control, on a timely basis or at all. If we fail to successfully execute these tasks, we also may be less attractive to new customers and lose existing customers to our competitors, which would adversely affect our revenues and overall results of operations. The provision of wireless internet-based content and wireless electronic commerce, which is commonly called m-commerce, may become subject to increased regulation, which could increase our costs or delay growth in demand for our wireless data and internet services.

Our strategy may call for the acquisition and integration of new operations, services and technologies, which may be costly, difficult and time consuming.

We may pursue acquisitions of new operations. We may face technological, administrative and other challenges involved in integrating acquired operations, new services and technologies into our existing networks and operations. Remedial actions could prove costly and time consuming. Any failure to expand and improve our service and product offerings through acquisitions may place us at a competitive disadvantage relative to other wireless communications providers. Customers may choose these competitors over our company, which could adversely affect our ability to increase our revenues and leverage our cost base.

Our business could be adversely affected if major suppliers fail to provide us with needed equipment and services on a timely basis.

Although we have not been materially affected by supply problems in the past, handsets and network infrastructure suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements. If these suppliers fail to deliver products and services on a timely basis, or fail to develop and deliver to us handsets that satisfy our customers’ demands, we could be negatively affected. Similarly, interruptions in the supply of telecommunications equipment for our networks could impede network development and expansion. Although these equipment supply risks are no longer significant in relation to our existing networks, they could be substantial in relation to the build-out of our GSM network in Mexico.

The development of our business could be hindered if we fail to maintain satisfactory working relationships with our partners, especially with respect to Portugal Telecom, our joint venture partner in Brasilcel.

Some of our operations, such as Brasilcel, our co-managed joint venture with Portugal Telecom in Brazil, are conducted through joint ventures in which we do not have absolute control over the operations of the venture. In our joint venture with Portugal Telecom, cooperation is necessary to implement and expand Brasilcel’s business strategies and finance and manage its operations. Should there be disagreements with Portugal Telecom, we may not realize the benefits from the joint venture, including economies of scale and opportunities to realize potential synergies and cost savings.

In addition, in other cases where we own a majority of a venture, we may still be subject to provisions in shareholders’ agreements restricting our control over the venture. The particular corporate governance provisions affecting our company vary from venture to venture, and often depend upon the size of our investment relative to that of other investors, our experience as a wireless operator compared to that of other investors and the preferences or requirements of foreign governments that local owners hold an interest in licensed telecommunications operators.

The risk of disagreement or deadlock is inherent in jointly controlled entities and there is the risk that a decision against our interests will be made. Our joint venture partners may choose not to continue their partnerships. In addition, our arrangements with our joint venture partners may expose us to additional investment requirements, to capital expenditure and additional financing requirements or to obligations to buy or sell our interests.

In Italy we participate in a consortium with local shareholders. The success of this consortium will depend, in part, upon the cooperation of the partners and will be subject to risks comparable to those affecting our other joint ventures.

We face risks associated with litigation.

We are party to lawsuits and other legal proceedings in the ordinary course of our business. An adverse outcome in, or any settlement of, these or other lawsuits could result in significant costs to us. In addition, we may be required to devote substantial time to these lawsuits which they could otherwise devote to our business. For a more detailed description of these lawsuits, see “Item 8.A Consolidated Statements and Other Financial Information—Legal Proceedings.”

Risks Related to Telefónica Móviles’ Organizational Structure

Our historical financial statements are carve-out financial statements, and our historical results of operations may have been different if we had been a stand-alone enterprise.

The combined financial statements included in this annual report have been prepared as if we had been in existence at all dates and during all the periods presented and and include the accounts of the operating companies and interests and investments in other wireless companies transferred to us by Telefónica, S.A. prior to December 31, 2002. Because some of these wireless operations were historically held through Telefónica, S.A. holding companies, the assets, liabilities, revenues, costs and cash flows relating solely to the wireless operations of these companies have been “carved-out” from the accounts of these companies. The combined financial statements reflect, in particular, historical accounts of our wireless operations in Spain, Brazil, El Salvador and Guatemala, carved-out and combined accounts of our holding companies for investments outside of Spain and carved-out and equity method reported accounts of our wireless operators in Morocco. The combined financial statements also include the accounts of Telefónica Móviles Mexico, including as of July 1, 2001, the accounts of our Northern Mexico operators acquired in 2001, and as of September 2002 the operations of Pegaso Telecomunicaciones, S.A. de C.V., or Pegaso. In addition, as of January 1, 2002, our combined financial statements include Tele Leste Celular Participações S.A., or Tele Leste Celular on a fully consolidated basis and our wireless operations in Argentina and Peru as of October 1, 2000 and January 1, 2001, respectively, the effective dates for accounting purposes of the transfer of these operations to us. For further information on the presentation of our combined accounts, please see “Item 5.A Operating Results—Presentation of Financial Information—Basis of Presentation of Combined Financial Statements.” The combined financial statements may not necessarily be indicative of our future results of operations, financial condition and cash flows or of what our results of operations, financial condition and cash flows would have been had we been operated at the dates and during the periods covered by these financial statements as a separate, stand-alone, integrated wireless group rather than as separate parts of integrated telecommunications companies within the Telefónica Group.

We have recently undertaken a series of major initiatives and actions which will materially affect comparability of historical and future financial performance and which may not be fully captured in our historical financial statements included in this annual report.

In order to achieve our overall strategy of enhancing our position as one of the leading global wireless operators and achieving superior growth and profitability, we took several major initiatives during 2000, 2001, 2002 and early 2003. These initiatives and actions include, among others, the following:

•	the increase in our ownership interest in our Brazilian operations (2000–2002);

•	the acquisition of our UMTS licenses in Western Europe in (2000–2001);

•	the consummation of Brasilcel N.V., our joint venture with Portugal Telecom in Brazil (2002);

•	the acquisition by Brasilcel of Tele Centro Oeste Participaçoes (2003);

•	the acquisition by us of four wireless operators in Mexico (2001) and the acquisition by us of a 65% interest in the Mexican wireless operator Pegaso Telecomunicaciones, S.A. de C.V. and its integration with our Northern Mexican operations (2002);

•	the acquisition by us of the Telefónica Group’s wireless operations in Peru and Argentina (2001); and

•	allocation of additional Telefónica Group assets and debts (2000).

None of these transactions are reflected in all of the periods covered by the combined financial statements, and transactions that had not been consummated by December 31, 2002 are not reflected in the combined financial statements at all. All of these items will affect the comparability of our historical and future results of operations and financial condition. For further information on the items described above please see “Item 5A. Operating Results—Presentation of Financial Information—Events Affecting Comparability of Historical and Future Results of Operations and Financial Condition.” We anticipate that future results of operations and financial condition will be different from our results of operations and financial condition reflected in our combined financial statements, after taking into account these developments and any other future material developments.

We are controlled by Telefónica, S.A., whose interests may conflict with those of our company.

Telefónica, S.A. currently owns, directly or indirectly, approximately 92.44% of our shares and controls our company. As a result, Telefónica, S.A. has the power to determine the composition of our board of directors and to influence major business and corporate decisions, including, for example, extraordinary corporate transactions, strategic initiatives and dividend policy. Telefónica, S.A. also is able to direct our day-to-day management and operations.

The Telefónica Group could have conflicts of interest in business transactions with us, or take advantage of business opportunities otherwise available to us, which could reduce our revenues or increase our costs.

We regularly enter into business transactions and contractual arrangements with companies in the Telefónica Group and plan to continue to do so. Although we believe that prior and existing transactions and arrangements have been fair to us in all material respects and that their terms have reflected market conditions, it is possible that we could have obtained better terms from third parties. We could also face competition from other companies within the Telefónica Group that are not part of our company. Consequently, we could be impeded from pursuing some future business opportunities or obligated to pursue them in conjunction with other companies in the Telefónica Group. Because Telefónica, S.A. is a party to business transactions and contractual arrangements with our company and companies of the Telefónica Group are active in businesses that overlap with ours, there is potential for conflicts of interest between Telefónica, S.A. and its affiliates, on the one hand, and our company, on the other, in circumstances where our interests and those of Telefónica, S.A. are not aligned.

Other Telefónica Group companies could negatively affect the image of the Telefónica brand used by us.

We share the Telefónica brand name with other Telefónica Group companies. If any other Telefónica Group company were to take any action that harmed the quality or image associated with this brand, we could suffer a decrease in revenues due to a loss of customers, which would hurt our results of operations.

Our shareholders will not be able to realize the financial benefits of any proposed acquisition of our company or of our Spanish operating company without the consent of the Spanish government.

A third-party will not be able to acquire us, and our shareholders will not be able to receive the financial benefits of any proposed acquisition of us, without the consent of the Spanish government. In March 1995, in connection with the privatization of some public sector companies, the Spanish government adopted a requirement of prior government authorization for specified fundamental corporate transactions affecting these companies. This prior authorization requirement, which is known as the “golden share,” was imposed on Telefónica, S.A. in January 1997 and is applicable to our company and our Spanish operating company, Telefónica Móviles España, S.A. through Telefónica, S.A.’s ownership of our shares. In the case of our company and our Spanish operating company, the transactions requiring Spanish government approval include, among others:

•	a voluntary dissolution, spin-off or merger;

•	any other transaction that would decrease Telefónica, S.A.’s interest in us or our interest in our Spanish operating company to less than 50%;

•	the sale, transfer or encumbrance of our material assets;

•	the acquisition by a third-party of 10% or more of our or Telefónica Móviles España’s share capital; and

•	any amendment to our by-laws affecting the above provisions.

The Spanish government is currently empowered to exercise these prior authorization rights until 2007. In addition, if a third-party acquires 10% or more of our capital stock or that of our Spanish operating company without prior government approval, such third-party will not have voting rights in respect of the shares acquired until the Spanish government approves the acquisition. Although the circumstances in which this authorization concept is valid has been substantially limited by the European Court of Justice, we cannot assure you that the Spanish government will exercise its prior authorization rights in a manner favorable to the interests of other shareholders of our company or that the government will be compelled to relinquish these rights in the future.

We will be obligated to adopt new accounting standards in 2005 that may have a considerable impact on our accounts.

In June 2002, the European Union (“EU”) adopted new regulations requiring all listed EU companies, including us, to apply International Financial Reporting Standards (“IFRS”) (previously known as International Accounting Standards or “IAS”) in their financial statements by no later than January 1, 2005.

Because IFRS emphasizes the measure of the fair value of a company’s assets and liabilities, it may have a considerable impact on a number of important areas of accounts, including, among others, goodwill and intangibles and derivative instruments.

IFRS will therefore affect the valuation methods that analysts use to measure and evaluate our performance. In addition, the treatment of our business combinations and hybrid financial instruments may change. The wider implications of IFRS could have an effect on our debt covenants and other legal documentation.

Risks Related to Telefónica Móviles’ Industry

We operate in a highly regulated industry and could become subject to more burdensome regulation, which could adversely affect our businesses.

The licensing, construction, operation and interconnection arrangements of wireless communications systems are regulated to varying degrees by national, state, regional or local and supra-national authorities, such as the European Union. These authorities could adopt regulations or take other actions that could adversely affect us and our companies. Our operating companies require licenses or concessions from the governmental authorities of the countries in which they operate. These licenses and concessions specify the types of services permitted to be offered by our operating companies and the spectrum that may be utilized for these purposes. The continued existence and terms of our licenses and concessions are subject to review by regulatory authorities in each country and to interpretation, modification or termination by these authorities. The terms of our licenses and concessions generally range from 15 to 25 years. Although these licenses and concessions generally are renewable upon expiration, we cannot assure you that they will be renewed or that any renewal will be on acceptable terms.

The rules of some of the government regulatory authorities having jurisdiction over our operating companies require us to meet specified network build-out requirements and schedules. In addition, our wireless licenses and concessions typically also require satisfaction of various obligations, including minimum specified quality, service, coverage criteria and capital investment. Failure to comply with these obligations in a given license area could result in the imposition of fines or the revocation or forfeiture of the license for that area. In addition, the need to meet scheduled deadlines may cause our company to expend more resources than otherwise budgeted for a particular network build-out. We cannot assure you that our operating companies will be able to fully comply with the terms and conditions of these licenses and concessions.

Increased or significant changes in the regulation of the activities of our operating companies, including the regulation of rates that may be charged to customers for services or termination fees, could have a material adverse effect on our company. New regulations could also increase the costs of regulatory compliance.

Our operating companies also typically require governmental permits, including permits for the construction and operation of cell sites. We do not believe that compliance with these permit requirements should have a material adverse effect on our company. However, if we fail to comply with these permit requirements, we could become subject to claims or regulatory actions.

Our results in Brazil may be affected in the medium or long term as a result of the new SMP rules.

Our Brazilian operating subsidiaries all held concessions prior to the introduction of the SMP regime. Subsequent to its introduction, they have migrated to the new SMP regime.

Under the SMP regime, we will no longer receive payment from our customers for outbound long distance traffic, but will receive payment for the use of our network, in accordance with the network usage remuneration plan. However, there is no assurance that the interconnection fees that we will receive from long distance operators will compensate us for the revenues that we would have received from our customers for outbound long distance traffic.

The SMP regime establishes free negotiation of the network usage fee among telecommunication service providers or a confirmation, until June 30, 2004, of the maximum fee by Anatel. After that date, negotiation of that fee will be the rule.

We cannot assure you that the new rules will not affect negatively our revenues and results of operations.

We are subject to evolving regulatory policies which favor increased competition and which could expose us to additional competition in our markets.

Regulatory policies of many of the countries in which we operate generally favor increasing competition in the wireless services industry, including by granting new licenses in existing licensed territories in order to permit the entry of new competitors. Since 2002, Spanish regulation allows for the introduction of mobile virtual network operators, according to an “allow and not oblige” principle. These and similar regulatory policies could have the effect, over time, of reducing our market shares in the service territories in which we currently operate.

Because we hold leading market shares in many of the countries in which we have operations, we could face regulatory actions by national or, in the case of Europe, EU antitrust or competition authorities if it is determined that we have prevented, restricted or distorted competition.

The provision of wireless internet-based content and m-commerce may become subject to increased regulation, which could increase our costs or delay growth in demand for our wireless data and internet services.

The provision of internet-based content and m-commerce has not to date been materially restricted by regulation in the markets in which we operate or intend to operate. The legal and regulatory environment relating to internet content and m-commerce is uncertain, however, and may change. New laws and regulations may be adopted for internet service offerings. Existing laws may be applied to the forms of m-commerce in which we expect to engage. Uncertainty and new regulations could increase our costs and could also slow the growth of m-commerce. New and existing laws could delay growth in demand for our wireless data and internet services and thereby limit the growth of our revenues.

Our company’s technology could fail to be competitive with other technologies or compatible with the next generation technology.

Our operating companies offer both analog and digital cellular services in their markets. Our digital networks in different countries use different standards. Although there is some ability to roam on analog networks, the digital transmission standards are not fully compatible with one another. Our use of these multiple technologies may limit some of our anticipated economies of scale as we seek to further integrate the businesses of our multiple operating companies. Significant capital investments may not be recouped and revenues could decline as current and potential customers select alternative providers and technologies. In addition, alternative technologies may develop for the provision of wireless services to customers that may prove superior to those currently projected. We cannot assure you that unforeseen technological developments will not render our services unpopular with customers or obsolete.

The wireless industry may be harmed by reports suggesting that radio frequency emissions cause health problems and interfere with medical devices.

Media and other reports have suggested that radio frequency emissions from wireless handsets and base stations may cause health problems. If consumers harbor health-related concerns, they may be discouraged from using wireless handsets. These concerns could have an adverse effect on the wireless communications industry and, possibly, expose wireless providers, including us, to litigation. We cannot assure you that further medical research and studies will refute a link between the radio frequency emissions of wireless handsets and base stations and these health concerns. Government authorities could increase regulation of wireless handsets and base stations as a result of these health concerns or wireless companies, including us, could be held liable for costs or damages associated with these concerns, which could have an adverse effect on our business. In Spain, for example, we are required by law to test and certify the emissions of our base stations in or close to populated areas. For the year ended 2002, such tests have confirmed lower emission levels than those required by regulations. If in the future we fail to comply fully with these standards, we could be subject to claims or regulatory actions.

Risks Related to Latin America

Adverse Latin American economic, political and social conditions could affect our financial performance.

The portion of our revenues and profits deriving from Latin American operations will be increasing due mainly to the development of our operations in Brazil and Mexico. Our financial performance in the region is affected by economic, political and social conditions in Latin America. These conditions are volatile due to, among other factors, the following:

•	significant governmental influence over local economies;

•	substantial fluctuations in economic growth;

•	historically high levels of inflation;

•	devaluation or depreciation, or over-valuation of local currencies;

•	exchange controls or restrictions on expatriation of earnings;

•	high domestic interest rates;

•	wage and price controls;

•	changes in governmental economic or tax policies;

•	imposition of trade barriers;

•	unexpected changes in governmental regulation;

•	social unrest; and

•	overall political and economic instability, such as the recent situation in Peru.

Many or all of these factors have occurred at various times in the last two decades, in most Latin American markets, including Argentina, Brazil, Peru and Mexico. Adverse economic, political and social conditions in Latin America may inhibit wireless usage and create uncertainty regarding our operating environment and, more generally, may have a material adverse effect on our company and the market price for our ordinary shares or ADSs.

We face similar risks in Morocco.

Latin American currencies have been subject to fluctuations, including the devaluation of the Argentine peso, which could adversely affect revenues and expenses for our operations in this geographic region.

Although our reporting currency is the euro, most of our revenues and expenses relating to our Latin American operations are denominated in local currencies or the U.S. dollar. The currencies of many Latin American countries, including Argentina, Brazil and Peru, have experienced substantial devaluations and volatility in recent years, and our revenues from customers will decline in value if the local currencies depreciate relative to the euro.

For example, we have been affected by the economic situation in Argentina and the devaluation of the Argentine peso. As of December 31, 2002 and 2001, our exposure from our Argentine operations amounted to €122 million and €494 million, respectively, including the asset value assignable to those holdings and the internal financing provided. The impact of the devaluation of the Argentine peso resulted in an adverse impact on consolidated earnings of €37 million and €42 million in 2002 and 2001, respectively. As a result of the current macroeconomic conditions in Argentina, Telefónica Comunicaciones Personales pursuant to Argentinian law (Decree 214/2002), is currently in a negative net asset position. Notwithstanding the above, Argentine law allows companies to maintain this negative net asset position up to December 2003, without the need to establish a positive net asset position. It is uncertain whether the government of Argentina will extend this exception beyond December 2003. For further information on the devaluation of the Argentine peso please see “Item 5.A Operating Results—Presentation of Financial Information—Argentina” and note 2 to our combined financial statements.

Our business, financial condition and results of operations may be adversely affected by declines in the value of the currencies of the Latin American countries where we operate. Our hedging strategies may not prove effective to address the effects of foreign currency exchange movements on our financial condition or performance. In addition, our exposure to foreign currency exchange losses may be increased if we become subject to exchange control regulations that restrict our ability to convert local currencies into euro or U.S. dollars. Because our strategy involves increasing our revenues from our Latin American operations and because of the increasing importance of Brazil and Mexico to our operations, our exposure to foreign currency movements is likely to increase over time.

Risks Related to Telefónica Móviles’ Ordinary Shares

The market prices for our shares or ADSs may be subject to significant volatility.

The market price of our ordinary shares and ADSs may be significantly affected by, among others, the following factors:

•	our actual or anticipated results of operations and financial condition;

•	investor perceptions of investments relating to Latin America and other less developed geographic regions in which we now operate or may conduct operations;

•	new services or products offered by our company or our competitors;

•	changes in, or our failure to meet, securities analysts’ expectations;

•	changes in investors’ preferences and expectations with respect to the technology, media and telecommunications industry;

•	developments affecting the regulation of the wireless industry;

•	technological innovations relevant to the wireless communications industry; and

•	general market conditions and other factors beyond our control.

Securities markets have periodically experienced significant price and volume fluctuations that have especially affected the market prices of ordinary shares and ADSs of telecommunications and other technology-related companies. These changes have often been unrelated to the financial performance of particular companies. These broad market developments may also adversely affect the market price of our ordinary shares and ADSs.

Forward-looking statements contained in this annual report may not be realized.

We have made forward-looking statements in this annual report that are subject to risks and uncertainties. These forward-looking statements relate to, among other things:

•	management strategy;

•	synergies;

•	efficiencies;

•	cost savings;

•	general market and similar data relating to the wireless communications industry in Spain, Latin America and other geographic areas;

•	strategic partnerships and relationships and joint ventures;

•	capital expenditures;

•	timing for the introduction or enhancement of our services and products; and

•	possible bids for additional licenses or concessions.

Forward-looking statements also may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions. The sections of this annual report which contain forward looking statements include:

“Item 3.D    Risk Factors”;

“Item 4.    Information on the Company”;

“Item 5.    Operating and Financial Review and Prospects”; and

“Item 11.    Quantitative and Qualitative Disclosures About Market Risk.”

These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes or delays in the development of technology and changes in regulation and the global wireless communications marketplace. In light of the many risks and uncertainties surrounding this marketplace, you should understand that we cannot assure you that the forward-looking statements contained in this annual report will be realized. You are cautioned not to put undue reliance on any forward-looking information.

Item 4.	INFORMATION ON THE COMPANY

A.    HISTORY AND DEVELOPMENT OF THE COMPANY

Background of Our Company

We are a limited liability company duly organized and existing under the laws of the Kingdom of Spain. We were incorporated in February 14, 2000. Our principal executive offices are located at Goya 24, 28001 Madrid, Spain and our telephone number is +(34) 91 423-4004.

We are a holding company that conducts its wireless operations through subsidiaries and investments in Spain, Morocco, and Latin America. The following is a brief summary of key steps in the development of our company:

•	Spain: The Telefónica Group began to offer wireless services in Spain in 1982. In 1995 Telefónica Group’s wireless services were transferred to Telefónica Servicios Móviles, a wholly-owned subsidiary of Telefónica, S.A. that was subsequently renamed Telefónica Móviles España, S.A. As part of the reorganization of the Telefónica Group, Telefónica, S.A. transferred to our company all of the shares of Telefónica Móviles España in exchange for ordinary shares of our company. Telefónica Móviles España is a direct wholly-owned subsidiary of our company and constitutes our most significant subsidiary in terms of its contribution to our revenues and profitability. In December 2001, we merged Telefónica Móviles Intercontinental, S.A into Telefónica Móviles España, S.A. Telefónica Móviles Intercontinental, S.A held our interests in Germany, Switzerland, Austria, Italy and Morocco.

•	Brazil: The Telefónica Group has had operations in Brazil since 1996 when it acquired a 7.9% beneficial interest in Companhia Riograndense de Telecomunicações S.A., or Celular CRT, at that time an integrated telecommunications operator in the state of Rio Grande do Sul. In 1998, through its participation in the privatization of Telebrás, the former Brazilian government-controlled telecommunications monopoly, the Telefónica Group acquired several interests in the wireless sector, including a 15.9% interest in Tele Sudeste Celular Participações S.A., located in the region covering the states of Rio de Janeiro and Espírito Santo, and a 7.3% interest in Tele Leste Celular Participações S.A., located in the region covering the states of Bahia and Sergipe. The Telefónica Group subsequently increased its interest in Celular CRT, Tele Sudeste Celular and Tele Leste Celular in several transactions. In October 2000, each of Telefónica, S.A. and Telefónica Internacional, S.A. transferred to our company its interests in these companies in exchange for ordinary shares of our company.

In May 2002, we acquired from Telefónica, S.A. its interests in TBS Celular Participações, S.A. (which owns an interest in Celular CRT Participações), Tele Leste Celular Participações, S.A., Tele Sudeste Celular Participações, S.A. and Sudestecel Participações, S.A. (which owns an interest in Tele Sudeste Participações) as well as shares of the Brazilian company Iberoleste Participações, S.A., which owns interest in Tele Leste Celular Participações, S.A. On October 17, 2002, we also acquired from Telefónica, S.A. a 0.63% holding in Celular CRT Participações, S.A., bringing our direct and indirect investment in Celular CRT Participações, S.A. to 40.90%. Additionally, on October 21, 2002 we acquired from Portugal Telecom SGPS, S.A., or Portugal Telecom, for approximately €200 million a 14.68% holding in Telesp Celular Participações, S.A., a company that provides wireless services in the Brazilian states of São Paolo, Paraná and Santa Catarina.

On October 17, 2002, we, Portugal Telecom, and its subsidiary PT Moveis SGPS, S.A., or PT Moveis, entered into a Shareholders’ Agreement and Subscription Agreement that implemented a joint venture framework agreement signed in January 2001 among us, Telefónica, S.A., Portugal Telecom and PT Moveis. Following the agreements entered into with the Portugal Telecom Group on October 17, 2002 and after having obtained the necessary authorization from the Brazilian authorities on December 27, 2002, we and PT Moveis contributed to Brasilcel, N.V., a joint venture that is 50% owned by each company, all the shares directly or indirectly held by the two groups in their wireless communications companies in Brazil, as set out below:

		% Contributed		Ownership Interest of Brasilcel N.V. at December 31, 2002		Total customers at December 31, 2002
Company	State	Telefónica Móviles	PT Moveis	Total Equity	Voting equity
						(millions)
Tele Sudeste Celular Participações S.A.	Rio de Janeiro and Espírito Santo	83.56%	—	83.56%	80.50%	3.5
Celular CRT Participações S.A.	Rio Grande do Sul	40.90%	7.58%	48.48%	86.94%	2.1

Tele Leste Celular Participações S.A.	Bahia and Sergipe	27.71%	—	27.71%	58.42%	1.0

Telesp Celular Participações S.A.	São Paulo Paraná and Santa Catarina	14.68%	50.44%	65.12%	93.66%	7.2

The value of the contribution to Brasilcel of the wireless assets owned by us was €1,898 million. For further information see “Item 4.B Business Overview—Latin America—Brazil—Acquisition of Interests in Brazil—Joint Venture with Portugal Telecom.”

Our share ownership in Tele Sudeste and Celular CRT has been modified since December 31, 2002, due to a capital increase made during the first quarter of 2003. The ownerships interests indicated in the table above are equal to the percentages contributed to Brasilcel as of December 31, 2002. For information on our ownership interest in Brasilcel, and its operators, as of June 27, 2003 please refer to our organizational structure found in “Item 5.A Operating Results—Overview.”

•	Peru: The Telefónica Group has had operations in Peru since 1994 when it acquired control of two integrated telecommunications companies. Wireless operations were commenced in Peru in 1991. In accordance with the resolution of the shareholders of Telefónica del Perú S.A.A. to divide the company along business lines, Telefónica del Perú S.A.A. spun off in June 2001 its wireless operations in the form of shares of Telefónica Móviles S.A.C. Following this spin-off and share exchanges and additional share purchases, we hold indirectly a 97.97% interest in Telefónica Móviles S.A.C. The former minority shareholders of Telefónica del Perú S.A.A. own the remaining minority interest in Telefónica Móviles S.A.C.

•	Argentina: The Telefónica Group has had operations in Argentina since 1990 and commenced wireless operations in that country in 1993. In accordance with a resolution of the shareholders of Telefónica de Argentina S.A. to divide the company along business lines, in November 2001 Telefónica de Argentina S.A. spun off its wireless operations in the form of shares of Telefónica Comunicaciones Personales S.A. and its data operations. Following the spin-off and share exchanges, we indirectly hold a 97.93% interest in Telefónica Comunicaciones Personales S.A. and do not hold an interest in the data operations or Telefónica de Argentina S.A. The former minority shareholders of Telefónica de Argentina S.A. own the remaining minority interest in Telefónica Comunicaciones Personales S.A.

•	Mexico: In July 2001 we acquired from Telefónica, S.A. its interest in four wireless operators in Mexico acquired by it from Motorola, Inc. in June 2001. The companies operate in four of the nine wireless regions of Mexico and began operations in 1990. The interests acquired include the following:

➢	100% of Baja Celular Mexicana, S.A. de C.V., or Bajacel, which has licenses to operate in the Mexican States of Baja California, Baja California Sur, and parts of Sonora;

➢	90% of Movitel del Noroeste, S.A. de C.V., or Movitel, which has licenses to operate in the Mexican States of Sinaloa and parts of Sonora;

➢	100% of Telefonía Celular del Norte, S.A. de C.V., or Norcel, which has licenses to operate in the Mexican States of Chihuahua, Durango, and parts of Coahuila; and

➢	100% of Celular de Telefonía, S.A. de C.V., or Cedetel, which has licenses to operate in the Mexican States of Nuevo Leon, Tampaulipas, and parts of Coahuila.

The purchase price paid by Telefónica, S.A. for these wireless operators was an aggregate of US$1,835.5 million in shares of Telefónica, S.A. and US$10.5 million in cash. Telefónica, S.A. transferred the wireless operators to us in exchange for our ordinary shares of equivalent value, based upon our initial public offering price. Accordingly, we transferred approximately 203 million ordinary shares to Telefónica, S.A.

On April 26, 2002, we signed agreements to purchase 65.23% of Pegaso from Sprint, Leap Wireless, Qualcomm and other financial investors. Pegaso owns licenses to operate on a nationwide basis. In connection with this agreement, we also agreed with the Burillo Group, who held a 34.77% interest in Pegaso at the time of our acquisition, to contribute our interests in Pegaso and our other Mexican operators with the Burillo Group’s interest in Pegaso into a new company, Telefónica Móviles Mexico.

On September 10, 2002, having obtained authorization from the relevant Mexican authorities, we acquired a 65.23% holding in Pegaso for €92.9 million. In accordance with our agreement with the Burillo Group, on

September 10, 2002 we contributed our interests in Pegaso and our other Mexican operators (Bajacel, Movitel, Norcel and Cedetel) to Telefónica Móviles Mexico. On the same date the Burillo Group contributed its wireless interests to Telefónica Móviles Mexico. We hold a 92% interest in Telefónica Móviles Mexico and the Burillo Group owns the remaining 8%.

•	Central America: The Telefónica Group commenced operations in El Salvador in December 1998 and in Guatemala in October 1999. Telefónica Internacional, S.A. transferred all of its shares in the two Central American holding companies, TES Holdings, S.A. and TCG Holdings S.A., to us in 2000 in exchange for ordinary shares of our company. TES Holdings, S.A. holds a 90.3% interest in Telefónica Móviles El Salvador, S.A. de C.V., or Telefónica Móviles El Salvador, and TCG Holding, S.A. holds a 100% interest in Telefónica Centroamérica Guatemala, S.A de C.V., or Telefónica Centroamérica Guatemala.

We owned 51% of TES Holdings, S.A. and TCG Holding, S.A., and Mesoamérica Telecom, a private fund of Central American investors, owned the remaining 49% interest in the companies through its subsidiary Mesotel de Costa Rica, S.A. In August 2001, we entered into an agreement with Mesotel de Costa Rica, S.A. to acquire its direct and indirect interests in Telefónica Móviles El Salvador, Telefónica Centroamérica Guatemala, Telca Gestión, S.A. and Telca Gestión Guatemala, S.A., and other companies in which we had shared holdings in exchange for approximately 21.9 million of our ordinary shares. In January 2002 we amended this agreement and acquired one-third of Mesotel de Costa Rica, S.A.’s interests in exchange for 7.3 million of our ordinary shares. The remaining two-thirds were transferred by Group Mesotel in July 2002 for the remaining 14.6 million of our ordinary shares. We subsequently hold through TES Holdings, S.A. and TCG Holdings S.A. a 90.3% indirect interest in Telefónica Móviles El Salvador and a 100% indirect interest in Telefónica Centroamérica Guatemala. Telefónica Móviles El Salvador, S.A. de C.V. and Telefónica Centroamérica Guatemala, S.A. have principally wireless operations, but also fixed-line operations. We consider our ownership of fixed-line operations to be outside the scope of our overall business.

•	Morocco: The Telefónica Group commenced wireless operations in Morocco in March 2000 through Medi Telecom, S.A. The Group has a 31.34% equity interest in Medi Telecom and also shares management responsibility for that company through an agreement providing for joint corporate governance with Portugal Telecom, which holds a 31.34% equity interest. Telefónica, S.A. transferred to our company a 30.5% interest in Medi Telecom in exchange for ordinary shares of our company. The additional percentage was acquired through a capital increase of Medi Telecom in 2002 in which only we and Portugal Telecom participated.

•	Europe: In 2000 and 2001, we obtained third-generation wireless telephony (UMTS) licenses in Germany, Italy, Austria and Switzerland. The financial, technological, competitive and regulatory changes that have taken place in the market since then resulted in our reviewing our European strategy. Accordingly, in July 2002 we decided to halt our commercial activities in Germany as a GSM/GPRS mobile virtual operator network (MVNO) and updated the assumptions of the business plans of our subsidiaries in Austria, Germany, Italy and Switzerland. As a result, at December 31 2002, a net loss of €5,049.8 million was recorded in our combined financial statements associated with the write-down of assets and the restructuring of operations in these four countries. For further information see “—Business Overview—Rest of Europe.”

•	Puerto Rico: The Telefónica Group plans to transfer to us its investment in NewComm Wireless Services, Inc., a Puerto Rican wireless operator with approximately 169 thousand customers at December 31, 2002. This investment has been made through several convertible notes in an aggregate amount of US$54.0 million that are convertible into up to 49.9% of the capital stock of NewComm Wireless, subject to receipt of necessary U.S. regulatory authorizations. Any conversion of the convertible notes into NewComm Wireless’ capital stock that would result in a noteholder acquiring more than 25% of such stock requires the approval of the U.S. Federal Communication Commission, or FCC. Telefónica, S.A.’s interest in NewComm Wireless is held indirectly, through Telefónica Larga Distancia.

The transfer of the convertible notes from the Telefónica Group to us is expected to be completed in 2003 subject to the approval of the FCC. Once the convertible notes have been transferred, we plan to convert the notes into 49.9% of the capital stock of NewComm Wireless. In addition, the Telefónica Group, with a view to holding a controlling interest in NewComm Wireless Services, has entered into an agreement with ClearComm to purchase a further 0.2% interest in NewComm Wireless Services. It is also intended that this right to purchase an additional 0.2% interest will be transferred to us. We currently manage the day-to-day operations of NewComm Wireless on behalf of Telefónica, S.A. For further information see “—Business Overview—Latin America—Pending Acquisitions in Latin America—Puerto Rico.”

We have also undertaken the following strategic initiative that we believe is complementary to our core wireless communications activities.

•	Alliance with T-Mobile and TIM: In April 2003 we entered into an agreement with T-Mobile International and Telecom Italia Mobile, or TIM, to set up an strategic alliance to provide our customers with a unified and superior offering of products and services thereby strengthening the operators’ ability to compete in all the markets where they have a presence. The alliance will be open to the possible incorporation of other wireless operators interested in contributing to the enhancement of the different areas of collaboration. Recently, Orange has also announced its plan to join the alliance.

B.    BUSINESS OVERVIEW

Overview

We are part of the Telefónica Group, whose parent company is Telefónica, S.A., estimated as one of the ten largest diversified telecommunications companies in the world based upon stock market capitalization.

We are a leading provider of wireless communications services in Spain and Latin America and, according to our estimates, we are the ninth largest global provider of wireless communication services based upon total customers at December 31, 2002. We offer a broad range of wireless services, including voice services, enhanced calling features, international roaming, wireless internet and data services, wireless intranets and other corporate services.

At December 31, 2002, we provided wireless services through our operating companies and joint ventures, including Brasilcel N.V., our joint venture with Portugal Telecom in Brazil, to approximately 39.4 million customers, compared with 28 million customers at year-end 2001. We have operations in Spain, Mexico, Peru, El Salvador, Guatemala, Argentina and Peru, and through our joint ventures with Portugal Telecom, we also provide wireless communication services in Brazil and Morocco. According to Pyramid Research, our operating companies and our joint ventures with Portugal Telecom in Brazil and Morocco cover service territories with a total population of approximately 353 million. In addition, we manage for Telefónica S.A., our parent, its wireless operations in Chile and Puerto Rico.

We also have licenses to provide UMTS services in Austria and Switzerland through our wholly-owned subsidiaries, in Germany through our 57.2% interest in the Group 3G UMTS Holding GmbH consortium, or Group 3G, and in Italy through our 45.59% interest in the IPSE 2000 consortium. We have, however, restructured our operations in these countries. For further information see “—Business Overview—Rest of Europe.”

Our strategy is to focus on increasing our profitability and cash flow in the medium term by optimizing our investments and operating efficiencies while reinforcing our market leadership position in Spain and Latin America by introducing new services to encourage increased customer usage and loyalty. We are also continuously analyzing the possibility of acquisitions and strategic agreements in order to effect our strategy. We anticipate that growth in our markets will be driven by increased penetration rates in our Latin American markets, as measured by customers in relation to total population, and increased customer usage for both voice and data services through the introduction of new wireless internet and data services.

The following table provides a summary overview of our operating companies and those companies in which we have non-controlling minority interests.

	Year ended December 31, 2002
Country	Company	Service Territory	Ownership Interest at December 31, 2002		Population	Total customers at December 31, 2002	Net Revenue from Operations	EBITDA(4)
					(in millions)	(in millions)	(millions of euro)
Spain	Telefónica Móviles España	Nationwide	100.00%		40	18.4	6,770	3,490
Brazil	Brasilcel, N.V.(1)(2)	Rio de Janeiro/ Espírito Santo/Rio Grande do Sul/ Bahia/Sergipe/Sao Paolo/ Santa Catarina/ Paraná	50.0%		97	13.7	1,160	426
Peru	Telefónica Móviles Peru	Nationwide	97.97%		27	1.2	283	95
Argentina	Telefónica Comunicaciones Personales	Nationwide	97.93%		38	1.6	195	48
Mexico	Telefónica Móviles México, S.A. de C.V.(3)	Nationwide	92	%(3)	102	2.4	465	(15)
El Salvador	Telefónica Móviles El Salvador	Nationwide	90.3%		7	0.2	112	25
Guatemala	Telefónica Centroamérica Guatemala	Nationwide	100%		12	0.1	77	13
Morocco	Medi Telecom	Nationwide	31.34%		30	1.6	230	35

(1)	Jointly controlled and managed with Portugal Telecom. As of December 31, 2002, Brasilcel, our joint venture established with Portugal Telecom, holds 83.56% of Tele Sudeste Celular, 48.48% of Cellular CRT, 27.71% of Tele Leste Celular and 65.12% of Telesp Celular Participações, S.A. Through our 50% interest in Brasilcel, as of December 31, 2002, we indirectly hold 41.79% of Tele Sudeste, 24.24% of Celular CRT, 13.85% of Tele Leste Celular and 32.56% of Telesp Celular Participações, S.A. Our share ownership in Tele Sudeste and Celular CRT has been modified since December 31, 2002, due to a capital increase made during the first quarter of 2003. The ownerships interests indicated in the table above are equal to the percentages contributed to Brasilcel as of December 31, 2002. For information on our ownership interest in Brasilcel, and its operators, as of June 27, 2003 please refer to our organizational structure found in “Item 5.A Operating Results—Overview.”
(2)	Joint venture with Portugal Telecom that includes 100% of the assets of the Brazilian mobile companies transferred by us (Tele Sudeste Celular, Celular CRT, Tele Leste Celular and Telesp Celular) and Portugal Telecom (Telesp Celular and Global Telecom). Tele Sudeste Celular and Celular CRT were fully consolidated as of December 31, 2000, and December 31, 2001, and Tele Leste Celular was included in the combined financial statements in these periods under the equity method. Brasilcel’s balance sheet was proportionally consolidated in the combined financial statements as of December 31, 2002 and the results for the whole year of Tele Leste Celular, Tele Sudeste Celular and Celular CRT were fully consolidated in the combined statement of operations until this transfer was made on December 27, 2002.
(3)	Telefónica Móviles México, S.A. de C.V., holds interests in 100% of Baja Celular Mexicano, 90% of Movitel del Noroeste, 100% of Telefónica Celular del Norte, 100% of Celular de Telefónia, S.A. de C.V. and 100% of Pegaso PCS. Through our 92% interest in Telefónica Móviles México, S.A. de C.V., as of December 31, 2002, we indirectly hold 92% of Baja Celular Mexicano, 82.80% of Movitel del Noroeste, 92% of Telefónica Celular del Norte, 92% of Celular de Telefónia, S.A. de C.V. and 92% of Pegaso PCS.
(4)	See “Item 5.A Operating Results—Introduction to Results of Operations—EBITDA” for a definition of EBITDA and a discussion concerning our use of, and limitations relating to, that term.

Competitive Strengths

We believe that the following strengths will allow us to compete successfully against other wireless service providers in our existing and future markets:

•	Market leadership in Spain and Latin America: According to our estimates, we have the leading market position in Spain, with an estimated 55% market share at December 31, 2002, the leading market share in the main regions of Brazil in which we operate and the leading market share in Peru. Market leadership provides us with strong brand recognition, negotiating leverage with suppliers and business customers, and economies of scale, while positioning us as a preferred partner for major global technology and content providers.

•	Management control over our operations: We manage or jointly manage all of the wireless companies in which we have an interest. We believe we benefit from operating synergies arising from operating most of our wireless businesses as a unified group, including from the use of a common framework of operations featuring common information systems, technology platforms and catalogues of services.

•	Proven track record of innovation: We believe that we are a leader in developing innovative wireless services. Our Spanish operating company, Telefónica Móviles España, was the first operator worldwide to offer international roaming services to pre-paid customers and among the first to bundle messaging and other data services into its basic package of services. Telefónica Móviles España was the first wireless operator in Spain to launch general packet radio services, or GPRS, on a nationwide basis and was the first operator outside of the Japanese market to introduce services based on Java 2me technology, which allows customers to easily download and execute applications on their mobile handsets. In Brazil, we also launched high speed data services, using CDMA 1xRTT technology, in the states of Rio de Janeiro, San Paulo and recently in Santa Catarina.

•	Strong distribution channels: We have established extensive distribution channels in our markets. We believe that our distribution channels are the most extensive of any wireless company in Spain and in our Brazilian markets. Our Spanish distribution channel has more than 11,000 points of sale, including new dedicated points of sale for pre-paid customers such as ATMs, gas stations and kiosks.

•	Extensive operational experience: The management teams in most of our key markets combine local managers with those who have had extensive operating, technical and financial background in other companies and countries comprising the Telefónica Móviles Group’s operations. We believe that Telefónica Móviles España has been one of the most effective incumbent European operators in preserving market share upon the opening of the market to new competitors. Among the major European wireless operators, we estimate that Telefónica Móviles España has one of the largest market shares with approximately 55% of the wireless market, and one of the lowest churn rates, with an average monthly churn in 2002 of less than 1.1%.

•	Financial strength and flexibility: We believe that the cash flow generated by our operations and our solid balance sheet will allow us to compete more effectively in the rapidly evolving global wireless industry, including in the introduction of new wireless internet and data services. We paid our first dividend of €0.175 per share for all outstanding shares on June 18, 2003. See “Item 8.A Consolidated Statements and other Financial Information— Dividend Information.”

•

Relationship with the Telefónica Group:    As part of the Telefónica Group, we benefit from our ongoing relationship with other Telefónica Group companies in technological, operational and content related areas. We also have access to Telefónica Group personnel and other shared resources, including financing and administrative services, and, more generally, are able to draw upon the experience and resources of those Group companies engaged in complementary businesses.

Business Strategy

The key elements of our strategy consist of the following:

•	Maintain our market leadership position in Spain: As the Spanish market continues to mature with increased penetration rates, our focus has shifted in Spain to selective customer acquisition, customer retention and enhancing value from existing customers, setting the bases for future traffic growth and the roll-out of new services, where economies of scale are generated. We seek to maintain our market position in Spain through enhanced customer services, technological innovation, modernization of the handset base through loyalty programs and the development and marketing of value-added services, such as multimedia messaging services, or MMS, e-moción, i-mode, GPRS and a range of new corporate services.

•	Consolidate our leadership position in Latin America: We seek to consolidate our leadership position in the growing Latin American market through our:

➢	extensive presence in the region, including our Brasilcel joint venture with Portugal Telecom in Brazil, the recent acquisition by Brasilcel of Tele Centro Oeste Celular, or TCO, which would enable us to strengthen our leadership position in Brazil, and the roll-out of a national GSM network in Mexico;

➢	well-established brands and newly launched nationwide brands such as “Vivo” in Brazil; and

➢	extensive managerial and operational experience.

We believe that we will benefit from synergies which should arise from operating as a unified group across Latin America.

•	Introduce new services to increase the usage of wireless services: As voice and data communications continue to converge, we will continue to focus on the development of new data services for mobile phones. We aim to consolidate our position in the new market of data services by means of the continuous launching of new services and applications, such as MMS, location-based services, corporate services, as well as the development of e-moción in the markets where we operate.

•	Optimize capital expenditures and increase operating efficiency: Our economies of scale, as well as our capacity to adapt our capital expenditures to revenue generation, allows us to better optimize our capital expenditure. In addition, the promotion of our “best practices” among our operating companies will allow us to operate more efficiently, optimize investments and improve the time to market of our services.

•	Analyze new projects: We intend to evaluate the possibility of making selective acquisitions and forming selected strategic partnerships in order to improve our competitive position. For example, in April 2003 we entered into an agreement with T-Mobile International and TIM to set up an strategic alliance to provide our customers with a unified and superior offering of products and services thereby strengthening the operators’ ability to compete in all the markets where they have a presence. The alliance will be open to the possible incorporation of other wireless operators interested in contributing to the enhancement of the different areas of collaboration. Recently, Orange has also announced its plan to join the alliance. This alliance aims to obtain benefits for its members’ current and future clients, while also offering operators:

➢	Increased revenues from the joint development of offers for travelers (attractive offers in “roaming” and “virtual home environment”); and

➢	Cost reductions through the standardization of products and services, which will allow economies of scale savings that can be passed on to clients.

Services and Products

Our operating companies offer a wide variety of wireless and related services and products to consumer and business customers. We believe that we have historically been leaders in the introduction of new products in our principal markets, and we plan to continue expanding our offerings as new services and products become commercially feasible. Although the products available vary from country to country, the following are our principal services and products:

•	Wireless Voice Services. Our principal service in all of our markets is wireless voice telephony and most of our other services and products involve enhancements and additional features for our wireless customers. We offer convenient and affordable wireless service with a variety of payment plans and packages, including payment on a contract and pre-paid basis. Our networks are designed and managed to provide high quality wireless voice services throughout our markets.

•	Enhanced Calling Features. Customers in most of our markets now have access to a range of enhanced calling features including voice mail, call hold, call waiting, call forwarding and three-way calling. Customers may receive a number of these services bundled with basic voice service, while other customers may choose to order them as optional supplements to their basic voice service.

•	Wireless Data Transmission. Our networks and systems allow customers to use their handsets for data transmission, including for short messaging services, or SMS. In Spain, we also offer MMS, which allows customers to send messages with images, photographs and sounds. Customers may also receive selected information, such as news, sports scores and stock quotes. We also provide wireless connectivity for devices such as laptops and personal digital assistants. These offerings are at different stages of development in each of our markets.

•	Wireless Internet. As part of our strategy to become a leader in the wireless internet sector, we offer internet access using wireless application protocol technology in a growing number of our service areas, primarily under the MoviStar e-moción brand. MoviStar e-moción was the first wireless internet access service in Spanish and, in Brazil, the first wireless internet access service in Portuguese. Through wireless internet access, our customers are able to send and receive e-mail, browse web pages, purchase goods and services in m-commerce transactions and use our other data services. We launched GPRS services in Spain for customers in 2001, and in Brazil we launched CDMA 1XRTT services in the States of Rio de Janeiro, San Paulo and recently in Santa Catarina.

•	Corporate Services. We provide business solutions, including wireless infrastructure in offices, private networking and portals for corporate customers that provide flexible on-line billing. Telefónica Móviles España offers corporate services through MoviStar Corporativo 2000, and other advanced solutions for data, developed for specific sectors.

•	Trunking and Paging. In Spain, Argentina and Guatemala, we provide digital wireless services for closed-user groups of clients and paging services.

•	Roaming. We have roaming agreements that allow our customers to use their handsets when they are outside of their service territories, including on an international basis. In 2002, we extended international roaming services to pre-paid customers. We have also implemented intelligent network technology using the CAMEL standard for our customers in Spain. This allows our customers to use their mobiles in European countries where a roaming agreement has been reached as if they were in their home country, for example, by not having to dial customary roaming prefixes. In Brazil, Mexico and Argentina, our roaming agreements allow our customers to make and receive calls throughout the national territories of these countries.

•	M-payment. On May 30, 2001, we, Banco Bilbao Vizcaya Argentaria, Banco Santander Central Hispano and Vodafone agreed to integrate our respective mobile payment systems to form a single mobile payment standard. The new payment system is an open system, which other financial institutions, wireless operators (such as Amena) and payment processing companies in Spain have joined. This system is being developed in Spain through Mobipay España, S.A. and outside of Spain through Mobipay International, S.A. In addition, on February 26, 2003 we announced our participation in the new MPSA association (Mobile Payment Services Association). The association, which is composed of Vodafone, Orange, T-Mobile and us will operate under the brand name Simpay, and aims to provide a common trademark open solution for m-payments. For further information see “—Wireless Internet and Data Initiatives—M-Payment.”

•	Other Services. We also have the technology available to provide other value added wireless services such as location-based services and telematics. Location-based services permit the precise location of the handset to be determined by our networks, which will permit users to receive and access information specific to such location. We believe that this technology will be widely used in fleet management, logistics and security monitoring. Telematics applications permit the delivery of data to machines, such as automobiles and vending machines.

Our Operations

Our operations currently are conducted in three distinct geographic areas:

•	Spain

•	Morocco

•	Latin America

We have identified these geographic regions as being strategic to our company due to historical, cultural, economic and geographic considerations. We have operations in Spain, Mexico, Peru, El Salvador, Guatemala, Argentina and Peru, and through our joint ventures with Portugal Telecom, we also provide wireless communication services in Brazil and Morocco. In addition, we manage for Telefónica S.A., our parent, their wireless operations in Chile and Puerto Rico. As at December 31, 2002, we provided wireless services to approximately 39.4 million active customers and our licenses and concessions covered markets with over 353 million people. Of this total population, approximately 11% is in Spain, approximately 81% is in Latin America and approximately 8% is in Morocco. We also have licenses to provide UMTS services in Austria and Switzerland through our wholly-owned subsidiaries, in Germany through our 57.2% interest in Group 3G and in Italy through our 45.6% interest in the IPSE 2000 consortium. We have, however, restructured our operations in Austria, Switzerland, Germany and Italy. For further information see “—Business Overview—Rest of Europe.”

Spain

We offer wireless services in Spain through Telefónica Móviles España, the leading wireless operator in Spain with approximately 18.4 million active customers at December 31, 2002, representing an estimated 55% market share, based on publicly available information. Telefónica Móviles España is a wholly-owned subsidiary and is our most significant operating company, accounting for 74% of our combined net revenues from operations for 2002.

The following table presents, at the dates and for the periods indicated, selected statistical data relating to our operations in Spain:

	Year ended December 31,
	2000	2001	2002
Net revenue from operations (euro in millions)	4,796	5,736	6,770
Total customers (in millions at period end)	13.7	16.8	18.4
Pre-paid customers (in millions at period end)	8.9	11.5	11.9
Population in service territory (in millions at period end)	40	40	40

The Telefónica Group has offered wireless services in Spain since 1982 with the launch of analog wireless services under the brand MoviLine. Digital wireless services, using GSM 900 MHz technology, were launched in 1995 under the MoviStar brand name, which has since become one of the most widely recognized brands in Spain. In 1997 Telefónica Móviles España launched the first pre-paid wireless service in Spain under the MoviStar Activa brand name, and in January 1999 Telefónica Móviles España launched the GSM 1800 MHz service. In March 2000, having achieved the highest rating in the award process, Telefónica Móviles España was awarded a third generation wireless, or UMTS, license covering the Spanish national territory for €131 million.

Market.    With a population of over 40 million people, Spain is the fifth largest wireless market in Western Europe with approximately 33.5 million wireless customers at December 31, 2002. This customer base represents a penetration rate of 80%. According to our estimates, this is lower than the penetration rates of other European markets, such as Italy, for example, which has Europe’s highest penetration rate at 92%. The Spanish market grew 13% in 2002.

The Spanish wireless market has shown increasing growth as a result of a decline of wireless handset prices and per minute call rates, and the introduction of pre-paid tariffs. Accordingly, wireless service has increasingly become perceived as necessary and affordable by a broader segment of the population. At December 31, 2002, Telefónica Móviles España had approximately 18.4 million active customers, which includes approximately 1.6 million active customers added during 2002, a 10% increase of its total customer base compared to 2001. Of Telefónica Móviles España’s total customer base, 35% are contract customers and 65% are pre-paid.

Network and Technology.    Telefónica Móviles España’s licenses and concessions in Spain permit it to operate both analog and digital networks. Telefónica Móviles España also holds one of four nationwide licenses for UMTS services in the country.

Telefónica Móviles España’s digital network in Spain is based upon the GSM standard, which has been adopted by more than 130 countries worldwide, including all member countries of the European Union. The prevalence of the GSM standard, together with Telefónica Móviles España’s international roaming agreements, enables its MoviStar customers to make and receive calls throughout Western Europe and in more than 170 countries worldwide. Telefónica Móviles España’s GSM-based network provides its customers with access to many of the most advanced wireless handsets and a full panoply of services and products.

Telefónica Móviles España’s licenses entitle it to 40 MHz of spectrum in the 900 MHz band and 2x24.8 MHz of spectrum in the DCS 1800 MHz band. Under the terms of its UMTS license, Telefónica Móviles España is authorized to operate using two paired, or two-way, 15 MHz channels plus one unpaired, or one-way, 5 MHz channel. Telefónica Móviles España believes that this spectrum is adequate for its requirements.

In 2000, 2001 and 2002, Telefónica Móviles España invested in the aggregate approximately €2,194 million in building out and enhancing its networks in Spain. At December 31, 2002, Telefónica Móviles España’s digital network in Spain, which consisted of more than 115 switching centers and more than 14,200 base stations, provided coverage to approximately 99% of the population. The amounts invested in 2001 and 2002 have been used to enhance the quality of its coverage of high-density areas, to permit more intensive use of its wireless services within buildings in an urban environment, further enhancing the appeal of wireless communications and to introduce new technologies.

Telefónica Móviles España continually updates its technology by enhancing its platforms and incorporating features, such as wireless application protocol, which provide enhanced access to wireless internet and our wireless internet access service, MoviStar e-moción, which provides access to more content than any other service provider in Spain, with links to more than 210 content providers. In addition, the MoviStar e-moción brand is recognized to include a wide variety of services accessible through multiple channels, including voice, WAP and GPRS, appealing to a cross-section of our customer base. The Spanish wireless market has also been receptive to new wireless services, such as SMS and wireless internet. In 2001, Telefónica Móviles España launched GPRS which increases the speed and efficiencies of existing GSM networks, allowing for the introduction of new services. In 2002, Telefónica Móviles España launched MMS which allows customers to send and receive messages combining color photographs and images with voice, sound, animations or text. The introduction of MMS in Spain will bring customers closer to the potential of third generation, or 3G services, while still utilizing existing technology such as GPRS. With the roll-out of MMS, Telefónica Móviles España continues to demonstrate its commitment to be a leader in the roll-out of innovative technology in Spain. Accordingly, Telefónica Móviles España has also rolled out its UMTS network in 21 cities in Spain, complying with its obligations under its UMTS license. See “—Regulation—Spain—Licenses and Concessions.” In addition, as part of its continued emphasis on data services as an important part of its revenue growth, Telefónica Móviles España was the first operator outside the Japanese market to introduce services based on Java 2me technology, which allows customers to easily download and execute applications on their mobile handsets.

Telefónica Móviles España also offers analog service on the ETACS 900, or extended total access communications system, in Spain. Telefónica Móviles España’s analog network has 20 switching centers and close to 3,000 base stations. We do not anticipate making capital expenditures on its analog network in the future.

In general, Telefónica Móviles España’s strategy is to use a variety of suppliers based on the quality and rates of their services and products. In Spain, Ericsson, Motorola and Nokia supply the majority of Telefónica Móviles España’s GSM and GPRS network and Nortel and Ericsson supplied the majority of the infrastructures for the first phase of the roll-out of its UMTS Network. Telefónica Móviles España cooperates with the research and development departments of various handset manufacturers to ensure the development and success of GPRS and UMTS-ready handsets with capacity to transmit data at high speeds. Telefónica Móviles España engages in its own research and development to ensure compatibility between its services and products and the latest handset models as well as to develop new services.

Sales and Marketing.    Since Telefónica Móviles España began providing wireless services in Spain, its sales and marketing strategy has been to generate increased brand awareness, customer growth and increased revenues. As the Spanish market continues to mature, Telefónica Móviles España’s focus has been shifting from customer acquisition to management of its customer relationships and continuation of profitable growth through customer loyalty and new products and services.

Telefónica Móviles España utilizes all types of marketing channels, including television, radio, exterior signage, telemarketing, direct mail and internet advertising. Telefónica Móviles España also sponsors a leading motorcycle grand prix racing team and cultural and sporting events in order to increase its brand recognition. Its advertising emphasizes its image as the market leader and characteristics such as quality, convenience and reliability, with specific campaigns based on price or new product offerings. For example, campaigns for its pre-paid service, MoviStar Activa, emphasize the simplicity and mobility of the pre-paid service with a focus on the younger segment of the market. For its contract customers, Telefónica Móviles España markets MoviStar Plus, which emphasizes exclusivity and value with specific offers of new services, and a loyalty program based on points earned.

The positive evolution of the customer base of Telefónica Móviles España reflects its success in containing churn rates, a specially relevant factor in a mature market with high penetration rates where maintaining and managing efficiently the customer base is key.

For purposes of sales and distribution, Telefónica Móviles España divides the Spanish market into the consumer market and business market. At December 31, 2002, Telefónica Móviles España had more than 11,000 points of sale for the consumer market, which includes stores that sell its products exclusively as well as stores that sell a variety of merchandise. In addition, Telefónica Móviles España uses approximately 100 points of sale that are owned by the Telefónica Group.

Telefónica Móviles España provides e-business services designed for its large corporate customers including a portal with billing facilities that provides on-line billing customization to customers and distributors through the Hermes system, which provides up-to-date information on news, products and services catalogs, events and promotions.

In the wireless business sector, Telefónica Móviles España uses its distributors to market to small and medium sized enterprises and uses its own corporate sales force to target large business customers. Telefónica Móviles España offers a variety of plans, ranging from volume discounts to specifically tailored service contracts.

Telefónica Móviles España offers several different pricing options for wireless services.

Telefónica Móviles España launched its first pre-paid plan, MoviStarActiva Clásica, which consisted of a pre-paid card for digital customers, in February 1997. Subsequently, it added new MoviStar pre-paid card plans under the MoviStar Activa Joven, MoviStar Activa 4, MoviStar Activa Próxima, and MoviStar Activa Plus brands names. These plans offer a range of options capable of meeting the requirements of all types of customers. Currently, subscribers have the option to switch plans in the MoviStar Activa line by making a call on their wireless handset to its automated system that immediately changes the customer’s payment rate option, making it easier for the customer to choose the card plan that is most convenient at any given time. Telefónica Móviles España also offers recharging of its pre-paid cards automatically at a predetermined time or when the amount remaining on the card reaches a predetermined level. Although pre-paid accounts can be anonymous, to better tailor its services to the needs and profile of its customers and improve customer loyalty, Telefónica Móviles España provides free airtime in exchange for personal information from users.

In an effort to further increase customer loyalty and usage, Telefónica Móviles España is encouraging customer migration from its pre-paid plans to its contract plans by amending the terms of its contract plans. As of March 2002, the contract plans of Telefónica Móviles España no longer contain a monthly fee, instead they require a minimum usage commitment. This change has been, in part, responsible for the increase of 3.6 percentage points in its contract customer mix in 2002 compared to 2001 and has also encouraged increased spending from its contract customers. In 2002, migrations from pre-paid to contract plans have increased by 70% relative to the previous year, to 711,433 customers.

The competitive contract tariffs of Telefónica Móviles España along with its efforts to encourage migration to its contract plans have led to improvement in the usage and spending pattern of its customers for the year ended 2002. Minutes of usage, or MOU, per contract customers in Spain increased by 5% in 2002 compared to 2001. Total traffic also increased to 31,800 million minutes, a 19% increase compared to 2001. In addition, data and content services are becoming an increasingly important method by which wireless customers in Spain communicate. In 2002, over 8,400 million SMS crossed over the network of Telefónica Móviles España, a 35% increase when compared to 2001, with an average of approximately 34 SMS per customer per month. Moreover, approximately 36% of SMS using the Telefónica Móviles España network involved the access of a content service.

Customer Care.    One of Telefónica Móviles España’s principal business objectives is to strengthen its relationship with its customers. As the Spanish market for wireless services continues to mature, Telefónica Móviles España believes that it must enhance customer loyalty in order to maintain its customer base and to increase revenues. For this reason, its focus has been shifting from customer acquisition to quality of service and customer care.

Accordingly, Telefónica Móviles España has implemented various loyalty programs for both its contract and pre-paid customers. The MoviStar Plus program, for example, offers contract customers the ability to exchange points earned based on monthly usage for new handsets. The Estrena Plan allows pre-paid customers to upgrade their handsets and benefit from special offers. In 2002, there were over 2.4 million transactions, including handset upgrades and traffic promotions, based on loyalty programs at Telefónica Móviles España.

At December 31, 2002, Telefónica Móviles España maintained 11 customer relations centers with real time access to its information systems. These call centers handled approximately 75 million calls in 2002. To control costs, most of the personnel employed at its call centers at December 31, 2002 are outsourced employees, principally from Atento.

In addition, Telefónica Móviles España has launched “client attention” services. The monthly invoices for the corporate customers can be personalized according to their needs. Pre-pay customers can view a detailed breakdown of their calls on the Telefónica Móviles España website, and the balance remaining on their pre-pay cards.

“Customer churn” represents the number of customers who disconnect from Telefónica Móviles España ’s network. Telefónica Móviles España estimates that its average monthly customer churn rate was 1.1% for 2001 and 1.08% for 2002. Telefónica Móviles España believes that it applies conservative policies in calculating customers and the related customer churn rates. Telefónica Móviles España includes in involuntary churn any contract customer who has failed to pay his or her outstanding balance for two months and who, after having received notice of nonpayment, fails to pay the outstanding balance. Telefónica Móviles España also includes pre-paid customers in Spain who has not recharged their card after one month with no balance, even if they receive incoming calls. These policies may result in higher churn rates and lower market share figures than if Telefónica Móviles España had used criteria employed by some other operators in calculating their churn rates. For information concerning the methodology used by us in calculating customer churn rates, see “Item 5.A Operating Results—Customer Churn.”

Competition.    Telefónica Móviles España currently has two competitors in the Spanish market for wireless communications service: Vodafone España, a subsidiary of Vodafone PLC, and Retevisión Móvil S.A., which operates under the trade name Amena. Although Telefónica Móviles España anticipates that its market share will continue to decline as its competitors pursue new customers, Telefónica Móviles España believes that, to date, it has been successful in preserving and expanding its advantage in terms of absolute numbers of customers and quality of average customer in terms of minutes of usage. Telefónica Móviles España is the only operator in Spain whose estimated outgoing traffic market share is higher than its customer market share.

In early 2000, the Spanish government awarded four third generation wireless, or UMTS, licenses, which cover the entire country of Spain. We were awarded one of these licenses, while the others were awarded to Retevisión Móvil, Vodafone and the Xfera consortium.

Morocco

We provide wireless services in Morocco through Medi Telecom, S.A., in which we hold a 31.34% interest and share management responsibilities with Portugal Telecom, which holds a 31.34% interest in Medi Telecom as well. Medi Telecom is also owned by local minority shareholders. Medi Telecom S.A. is the second largest wireless operator in Morocco with approximately 1.6 million customers at December 31, 2002, representing approximately 41% of the market according to our estimates. Medi Telecom commenced offering wireless services in Morocco in March 2000, eight months after it was awarded a GSM license covering the Moroccan national territory.

We have entered into a shareholders’ agreement with other shareholders of Medi Telecom under which we have the right to appoint the chief executive officer of Medi Telecom. In addition, the shareholders were prohibited from transferring their shares until April 2003, and after that date the sale or transfer of shares in Medi Telecom triggers a right of first refusal with a priority for us and Portugal Telecom. The shareholders’ agreement also requires specified majority votes to approve most corporate actions.

The following table presents, at the dates and for the periods indicated, selected statistical data relating to Medi Telecom:

	Year ended December 31,
	2000	2001	2002
Net revenues from operations (euro in millions)	83.8	188	230
Total wireless customers (in millions at period end)	.51	1.1	1.6
Pre-paid customers (in millions at period end)	.49	1.0	1.5
Population in service territory (in millions at period end)	29	29	30

Market.    With a population of approximately 30 million people, approximately 36% of which are under age 25, Morocco is an attractive wireless market with a high potential for growth. Morocco had 3.9 million wireless customers at December 31, 2002 representing a penetration rate of 13%. Medi Telecom estimates that the Moroccan market grew 33% in 2002 when compared to 2001.

Network and Technology.    Medi Telecom’s network in Morocco is based upon the GSM standard. Its licenses entitle it to 50 MHz spectrum in the 900 MHz band. In 2000, 2001 and 2002, Medi Telecom invested a total of approximately €530 million in building out and enhancing its digital network in Morocco. At December 31, 2002, Medi Telecom ‘s digital network in Morocco consisted of nine switching centers and 1,428 base stations giving coverage to over 86% of the population. Medi Telecom plans to make new investments to increase the coverage of its network. Medi Telecom has been offering wireless internet since April 2001.

Sales and Marketing.    Medi Telecom’s sales and marketing strategy has been to generate rapid customer growth. At December 31, 2002, approximately 93% of Medi Telecom ‘s customers used pre-paid plans with the remainder using contract service. Medi Telecom plans to target business customers and the more affluent segments of the consumer market in the short-term. Medi Telecom also intends to expand the range of services offered to its customers.

Customer Care.    Medi Telecom believes that an emphasis on its customer service will enable it to distinguish itself from its competitor in Morocco. Medi Telecom maintains customer relations call centers with real time access to its information systems. The call centers in Morocco handled approximately 7.1 million calls in 2002. To control costs, most of the personnel employed at its call centers at December 31, 2002 are outsourced employees, principally from Atento.

We estimate that Medi Telecom’s average monthly churn rate was 1.79% in 2002 and 2.8% in 2001. We believe that we apply conservative policies in calculating customers both in and outside Spain and the related customer churn rates. These policies may result in higher churn rates and lower market share figures than if we had used criteria employed by some other operators in calculating their churn rates. For information concerning the methodology used by us in calculating customer churn rates, see “Item 5.A Operating Results—Customer Churn.”

Competition.    Medi Telecom currently competes with Maroc Telecom, the former state monopoly provider of all telecommunications services in Morocco.

Latin America

Latin America is an attractive telecommunications market with a population of approximately 499 million people and a combined gross domestic product of approximately €1.8 trillion in 2002. Since the introduction of wireless services in Latin America in the late 1980s, they have experienced significant growth. The average penetration rate in Latin America as a whole was 19.5% at year-end 2002. The wireless services industry is focusing on increasing the use of voice service, wireless internet services and wireless data transmission services, through the introduction of 2.5G technologies such as GSM/GPRS and CDMA/CDMA 1xRTT.

The Latin American wireless communications market has been shaped by several underlying trends that are likely to cause growth in this market to continue, including the following:

•	Market liberalization. Deregulation of the Latin American telecommunications markets, which has allowed for the entry of new competitors and the granting of new licenses, has resulted in increased competition for substantially all telecommunications services and products. The six largest telecommunications markets in Latin America are parties to the World Trade Organization Agreement on Basic Telecommunications Services, which proposes the liberalization of telecommunications markets. Competition in these markets has increased the availability of advanced wireless services and reduced prices, which has resulted, in turn, in increased demand for these services.

•	Expanding penetration and usage. The number of wireless customers and wireless penetration levels have steadily increased in Latin America, but remain low compared with penetration rates in Western Europe. As the cost of wireless services and handsets has declined, these services have become more affordable for a significantly larger percentage of the Latin American population, and both overall minutes of use and revenues have increased. Greater penetration and wireless traffic means that wireless operators can apportion their fixed costs among a greater number of customers, resulting in lower costs per unit which, in turn, has resulted in a larger percentage of the population being able to afford wireless services, thereby increasing demand and revenues.

•	“Calling party pays” billing system. Following the European experience and as opposed to U.S. practice, regulators in most Latin American countries have introduced a mandatory “calling party pays” system, under which the person who initiates a call is billed for that call. In Latin America, this system has resulted in increased wireless usage.

Brazil

We, along with Portugal Telecom, are 50:50 shareholders in Brasilcel, N.V., a joint venture which combines our wireless businesses in Brazil with those of Portugal Telecom. This joint venture is the leading wireless operator in Brazil based on the total number of customers at December 31, 2002 with a total of 13.7 million customers, of which 3.7 million are contract customers. Brasilcel has an estimated average share in its markets of operations of approximately 61%. All of the operating companies participating in the joint venture have been operating under the brand name “Vivo” since April 2003. The licensed areas of Brasilcel include five of the six largest regions in Brazil in terms of gross domestic product with a population of approximately 97 million, and covering more than 70% of Brazil’s gross domestic product.

Brazil is one of the largest countries in the world, with a surface area of 8.5 square million kilometers and a population of approximately 175 million people. At December 31, 2002, with 34.6 million wireless subscribers, Brazil ranked first in Latin America in terms of number of wireless customers. At December 31, 2002, Brazil had an estimated market penetration rate of 19.8% and experienced a 21.3% increase in the number of wireless customers in 2002.

Acquisition of Interests in Brazil.

Agreement with Iberdrola.    On April 5, 2001, Telefónica, S.A. entered into an agreement with Iberdrola, S.A. and certain of its affiliates pursuant to which Telefónica, S.A. acquired in December 2001 and March 2002 in exchange for shares of Telefónica, S.A., the Iberdrola group’s shares in the Brazilian wireless operators, or the holding companies that control such wireless operators, in which Telefónica, S.A. and Iberdrola each participate. In accordance with this agreement, Telefónica, S.A. acquired:

•	7% of TBS Celular Participações S.A., the holding company that controls Celular CRT;

•	7% of SudesteCel Participações S.A., the holding company that controls Tele Sudeste Celular Participações S.A., as well as an additional interest in Tele Sudeste Celular Participações S.A.;

•	62% of Iberoleste Participações S.A., the holding company that controls Tele Leste Celular Participações S.A., as well as an additional direct interest of 3.38% of Tele Leste Celular Participações S.A.; and

•	0.63% of Celular CRT Participações S.A., the holding company that controls 100% of Celular CRT, S.A.

In May 2002, Telefónica, S.A. transferred all these shares to us, except those of Celular CRT Participações S.A, in exchange for a total of 26,801,494 new Telefónica Móviles ordinary shares. Subsequently, on October 17, 2002, Telefónica, S.A. transferred to us its 0.63% holding in Celular CRT Participações, S.A. for a cash consideration of €11.5 million, bringing our direct and indirect investment in Celular CRT Participações, S.A. to 40.90%.

Joint Venture with Portugal Telecom.    On January 23, 2001, we, Telefónica, S.A., Portugal Telecom and its subsidiary PT Moveis agreed to create a joint venture to consolidate our wireless businesses in Brazil with those of Portugal Telecom. Under this joint venture framework agreement, each of the Telefónica Group and the Portugal Telecom Group agreed to contribute to a 50:50 joint venture their respective wireless businesses in Brazil, including interests in operating companies and holding companies that own cellular or wireless licenses in Brazil.

On October 17, 2002, we, Portugal Telecom and PT Moveis entered into a Shareholders’ Agreement and Subscription Agreement that implemented the joint venture framework agreement signed in January 2001. See “Item 10.C Material Contracts—Agreement with Portugal Telecom.” Additionally, on October 21, 2002 we acquired from Portugal Telecom for approximately €200 million a 14.68% holding in Telesp Celular Participações, S.A., a company that provides wireless services in the Brazilian state of São Paolo through Telesp Celular S.A. and in the Brazilian states of Paraná and Santa Catarina through Global Telecom S.A.

Following the agreements entered into with the Portugal Telecom Group on October 17, 2002 and after having obtained the necessary authorization from the Brazilian authorities for the contribution, on December 27, 2002, we and PT Moveis contributed to Brasilcel, N.V. all the shares held directly or indirectly by the two groups in their wireless communications companies in Brazil, as set out below:

Company	State	% Contributed		Ownership Interest of Brasilcel N.V. at December 31, 2002		Total customers at December 31, 2002
		Telefónica Móviles	PT Moveis	Total Equity	Voting equity
						(millions)
Tele Sudeste Celular Participações S.A	Rio de Janeiro and Espírito Santo	83.56%	—	83.56%	80.50%	3.5
Celular CRT Participações S.A	Rio Grande do Sul	40.90%	7.58%	48.48%	86.94%	2.1
Tele Leste Celular Participações S.A	Bahia and Sergipe	27.71%	—	27.71%	58.42%	1.0
Telesp Celular Participações S.A	São Paulo Paraná and Santa Catarina	14.68%	50.44%	65.12%	93.66%	7.2

Given the effective transfer date of the operations contributed to Brasilcel by us and Portugal Telecom, Brasilcel’s impact on our consolidated income was not significant and thus it was not consolidated in our 2002 income statement. For further information on the presentation of financial information on the Brasilcel joint venture please see “Item 5.A Operating Results—Presentation of Financial Information,” and note 2 to our combined financial statements.

Acquisition of TCO.    On January 16, 2003 Telesp Celular Participaçoes, S.A., or TCP, a subsidiary of Brasilcel, N.V., entered into a Preliminary Stock Purchase Agreement with the Brazilian Company Fixcel to acquire up to 61.10% of the ordinary shares of Tele Centro Oeste Participaçoes, S.A., or TCO, which represents 20.37% of the total capital of TCO. On April 25, 2003, TCP finalized the acquisition. The purchase price was approximately reais 1.5 billion (approximately reais 19.49 per each lot of 1,000 shares acquired). As of the date of this annual report, TCP has paid reais 284.7 million of the total amount and the remaining will be paid in future installments. Please see “Item 5.B Liquidity and Capital Resources—Contractual Obligations and Commercial Commitments—Off-balance commitments.”

On May 25, 2003, in compliance with Brazilian legislation, TCP made a request to launch a tender offer, which currently is being reviewed by the Comissão de Valores Mobiliários, or CVM, the Brazilian Securities and Exchange Commission, for the voting shares of the minority shareholders of TCO for a price equal to 80% of the price paid to the controlling shareholders. The minority shareholders that tender their shares will be compensated pro rata, in the same manner as the controlling shareholders. After the acquisition and the tender offer, TCP expects to incorporate TCO’s shares and ADSs into TCP and de-list TCO’s shares.

TCO operates in regions 7 and 8 of the SMC through the operators in Band A (TCO) and Band B (NBT) respectively. In total TCO operates in 12 Brazilian states, the most significant of which being the Distrito Federal of Brazilia (see “—Regulation—Brazil”). At March 31, 2003, TCO had approximately 3.066 million customers according to data published by TCO. With this acquisition, we estimate that Brasilcel will provide services to approximately 16.8 million customers, or more than 50% of the Brazilian market, and its network will cover 74% of the Brazilian population.

Operations provided by Telefónica Móviles prior to the Consummation of the Joint Venture

Before the consummation of the Brasilcel joint venture on December 27, 2002, we provided wireless services in the Brazilian states of:

•	Rio de Janeiro and Espírito Santo through Tele Sudeste Celular;

•	Bahia and Sergipe through Tele Leste Celular; and

•	Rio Grande do Sul through Celular CRT.

Rio de Janeiro/Espírito Santo—Tele Sudeste Celular Participações S.A.

Tele Sudeste, which has been operating under the brand name Vivo since April 2003, is, according to our estimates, the leading wireless operator in the Rio de Janeiro/Espírito Santo region of Brazil with approximately 3.5 million customers at December 31, 2002, representing 58% of the market. At December 31, 2002 Brasilcel had a 83.56% equity interest in Tele Sudeste Celular and 80.50% of the voting rights. Tele Sudeste Celular accounted for approximately 7% of our combined net revenues from operations.

The remaining ownership interest in Tele Sudeste Celular is held, indirectly, by Itochu Corporation and NTT DoCoMo, Inc., as well as other minority shareholders. Brasilcel holds its ownership interest in Tele Sudeste directly, as well as through Sudestecel, a consortium that it controls, and through Tagilo Participações, S.A., one of its wholly-owned subsidiaries. We are subject to a shareholders’ agreement with Itochu Corporation and NTT DoCoMo.

Tele Sudeste’s operations in the region are conducted through its two operating subsidiaries, Telerj Celular S.A. and Telest Celular S.A. We manage Tele Sudeste Celular’s two operating subsidiaries in exchange for an annual fee of 1% of their net revenues excluding handset sales.

The following table presents, at the dates and for the years and period indicated, selected statistical data relating to our operations in Rio de Janeiro/Espírito Santo:

	Year ended December 31,
	2000	2001	2002
Net revenues from operations (euro in millions)	911	813	673
Total customers (in millions at period end)	2.5	3.0	3.5
Pre-paid customers (in millions at period end)	1.5	2.0	2.4
Population in service territory (in millions at period end)	17	18	18

Market.    With a population of approximately 18 million people, Rio de Janeiro/Espírito Santo is the second largest wireless market in Brazil in terms of customers with 6 million customers at December 31, 2002. This customer base represents a penetration rate of 32.7%. The wireless market in Rio de Janeiro/Espírito Santo grew 21% in 2002.

Network and Technology.    Tele Sudeste’s licenses in Rio de Janeiro/Espírito Santo permit it to operate both an analog network and a digital network, which is based upon the CDMA standard. Tele Sudeste’s roaming agreements with other networks in Brazil and abroad enable its customers to make and receive calls throughout Brazil and in over 100 countries worldwide.

Tele Sudeste’s licenses entitle it to 25 MHz of spectrum in the 800 MHz band. Tele Sudeste believes that this spectrum is adequate for its requirements.

Tele Sudeste invested a total of approximately €573 million in building out and enhancing its network in Rio de Janeiro/Espírito Santo in 2000, 2001 and 2002. At December 31, 2002, its network in Rio de Janeiro/Espírito Santo consisted of 12 digital switching centers, 1,245 digital radio base stations, two dual capacity switching centers, six analog switching centers and approximately 599 analog base stations, giving coverage to over 87% of the population. Tele Sudeste’s network platforms were enhanced to enable it to offer wireless internet, under the MoviStar e-moción brand, starting in July 2000. As part of Brasilcel’s marketing effort, all wireless internet services in Brazil have been rebranded Vivo Wap. In April 2002, Tele Sudeste began rolling out its 2.5G network, based on CDMA 1xRTT technology. Tele Sudeste does not anticipate making significant capital expenditures on its analog network in the future.

In general, Tele Sudeste’s strategy is to use a variety of suppliers based on the quality and rates for their services and products. In 1998 and 1999, NEC do Brasil, S.A. and Lucent Technologies Network Systems do Brasil, Ltda. constructed the majority of Tele Sudeste’s currently existing digital network. The 2.5G network, based on CDMA 1xRTT technology, is being constructed by Lucent and Nortel. Tele Sudeste’s network is maintained by its employees and sub-contracted third parties. Tele Sudeste’s principal handset suppliers in Brazil are Samsung, LG Motorola and Nokia.

Sales and Marketing.    Tele Sudeste uses a broad range of marketing channels, including television, radio, exterior signage, telemarketing, direct mail and internet advertising. The introduction of joint initiatives undertaken by all Brasilcel companies, like the launching of a unified brand, Vivo, since April 2003, have helped Tele Sudeste consolidate its leadership position in the Rio de Janeiro/Espírito Santo region. In addition, a new marketing campaign was launched in 2002 across all Brasilcel companies, including Tele Sudeste, under the name “A Coisa” targeting the younger segment of the market and promoting the use of voice, SMS and WAP.

For purposes of sales and distribution, Tele Sudeste has divided the Rio de Janeiro/Espírito Santo market functionally between the consumer and business markets. For the consumer market, it uses 609 third-party points of sale and 43 proprietary points of sale. In addition, it has 11,520 pre-paid card points of sale in the Rio de Janeiro/Espírito Santo region. Pre-paid card points of sales almost doubled compared to 2001 due to the use of newspaper kiosks as new points of sales. In the business sector, it uses its distributors to market to small and medium-sized enterprises and has a corporate sales force to target large business customers.

Tele Sudeste offers a variety of plans, ranging from volume discounts for small businesses to specifically tailored pricing and services for large business customers. At December 31, 2002, 31.5% of its customers were contract customers, while 68.6% were pre-paid customers.

Customer Care.    Tele Sudeste’s call centers handled an average of approximately 65,000 calls per business day in 2002. To control costs, all of the personnel employed at its call centers at December 31, 2002 are outsourced employees, principally from Atento.

We estimate that our average accumulated monthly churn rate for Tele Sudeste Celular was 1.5% for 2002 and 2001. We believe that we apply conservative policies in calculating customers both in and outside Spain and the related customer churn rates. These policies may result in higher churn rates and lower market share figures than if we had used criteria employed by some other operators in calculating their churn rates. For information concerning the methodology used by us in calculating customer churn rates, see “Item 5.A Operating Results— Customer Churn.”

Competition.    Competition has increased in the Rio de Janeiro/Espírito Santo region with the provision of new licenses. Tele Sudeste currently has three competitors in the Rio de Janeiro/Espírito Santo market for wireless communications services: Algar Telecom Leste S.A., or ATL, which is controlled by Telecom Americas Ltd; TNL PCS S.A., or Oi, which is controlled by Telemar; and Portale Rio Norte S.A., or TIM, which is controlled by TIM. ATL began operations in December 1998 using the TDMA D-AMPS digital standard. Oi began operations in June 2002 using GSM/GPRS technology. Tim began operations in September 2002 also using GSM/GPRS standards.

Rio Grande do Sul—Celular CRT Participações S.A.

Celular CRT, which has been operating under the brand name Vivo since April 2003, is, according to our estimates, the leading wireless operator in the Rio Grande do Sul region of Brazil with approximately 2.1 million customers at December 31, 2002, representing approximately 65% of the market. At December 31, 2002 Brasilcel had a 48.48% equity interest in Celular CRT and 86.94% of the voting rights. The remaining ownership interest in Celular CRT is held, directly or indirectly, by Telefónica, S.A., as well as various minority shareholders. Celular CRT accounted for approximately 4% of our combined net revenues.

Celular CRT’s operations are conducted through its operating subsidiary Celular CRT, S.A. We manage Celular CRT under a Services Agreement with TBS Celular Participações, S.A., which entitles us to an annual fee of 1% of Celular CRT’s net revenues excluding handset sales.

The following table presents, at the dates and for the periods indicated, selected statistical data relating to Celular CRT’s operations in Rio Grande do Sul:

	Year ended December 31,
	2000	2001	2002
Net revenues from operations (euro in millions)	449	393	329
Total customers (in millions at period end)	1.4	1.8	2.1
Pre-paid customers (in millions at period end)	0.9	1.2	1.5
Population in service territory (in millions at period end)	10	10	10

Market.    With a population of approximately 10 million people, Rio Grande do Sul is the fourth largest wireless region in Brazil in terms of customers with approximately 3.2 million customers at December 31, 2002. This customer base represents a penetration rate of 31.6%. The wireless market in Rio Grande do Sul grew by 22.3% during 2002.

Network and Technology.    Celular CRT’s licenses in Rio Grande do Sul permit it to operate both an analog network and digital network, which is based upon the Time Division Multiple Access Standard, known as TDMA. Celular CRT’s roaming agreements with other networks in Brazil and abroad enable its customers to make and receive calls throughout Brazil and in over 100 countries worldwide. Celular CRT plans to roll out a CDMA overlay in Rio Grande do Sul in 2003.

Celular CRT’s licenses entitle it to 25 MHz of spectrum in the 800 MHz band. Celular CRT believes that this spectrum is adequate for its requirements.

Celular CRT invested a total of approximately €227 million in building out and enhancing its network in Rio Grande do Sul in 2000, 2001 and 2002. At December 31, 2002, its network in Rio Grande do Sul consisted of 12 dual capacity switching centers, 832 digital base stations and 113 analog base stations giving coverage to over 85% of the total population. These funds have been used to expand and enhance its digital network, to increase coverage, systems capacity and roll-out data services, among other things. In July 2000, Celular CRT launched wireless application protocol services under the MoviStare-moción brand name. As part of Brasilcel’s marketing effort, all wireless internet services in Brazil have been rebranded Vivo Wap. Celular CRT does not anticipate making significant capital expenditures on its analog network in the future.

In general, Celular CRT’s strategy is to use a variety of suppliers based on the quality and rates for their services and products. Ericsson Telecomunicações S.A. constructed the majority of its currently existing digital network and Celular CRT has a preferential contract with Ericsson to maintain that network. Celular CRT’s principal suppliers of handsets in the region are Nokia, Gradiente, Ericsson and Motorola.

Sales and Marketing.    Celular CRT uses a broad range of marketing channels, including television, radio, exterior signage, telemarketing, direct mail and internet advertising. Generally, its advertising emphasizes Celular CRT’s image as the market leader and qualities such as convenience and reliability, with specific campaigns based on price or new product offerings. The introduction of joint initiatives undertaken by all Brasilcel companies, like the launching of a unified brand, Vivo, since April 2003, have helped Celular CRT consolidate its leadership position in the Rio Grande do Sul region. In addition, a new marketing campaign was launched in the second half of 2002 across all Brasilcel companies, including Rio Grande do Sul, under the name “A Coisa” targeting the younger segment of the market and promoting the use of voice, SMS and WAP.

Celular CRT’s pre-paid plans emphasize reliability at a low cost. For contract customers, Celular CRT markets Planes Top, which allows for various services to be bundled, provides handset promotions and a loyalty program (Clube de Vantagens).

Celular CRT offers a variety of pricing options for wireless service in Rio Grande do Sul. At December 31, 2002, approximately 29.4% of its customers had a service contract providing monthly billing based upon usage, while 70.6% used pre-paid calling cards.

For purposes of sales and distribution, Celular CRT divides the Rio Grande do Sul market functionally between the consumer and business markets. Celular CRT uses approximately 1,520 third-party points of sale and 15 proprietary points of sale. At December 31, 2002, Celular CRT had 14,000 sales outlets for pre-paid cards.

Customer Care.    Celular CRT’s call centers handled an average 25,310 calls per business day. To control costs, all of the personnel employed at its call centers are outsourced employees, principally from Atento.

We estimate that Celular CRT’s average monthly churn rate was 1.4% for 2002 and 2001. We believe that we apply conservative policies in calculating customers both in and outside Spain and the related customer churn rates. These policies may result in higher churn rates and lower market share figures than if we had used criteria employed by some other operators in calculating their churn rates. For information concerning the methodology used by us in calculating customer churn rates, see “Item 5.A Operating Results—Customer Churn.”

Competition.    Celular CRT currently has two competitors operating in the Rio Grande do Sul market for wireless communications services: Telet S.A., which began operations in March 1999 and is owned by Telecom Americas, as well as other minority shareholders; and TIM, which is controlled by TIM, was awarded a license in 2001 and began operations in 2002. In addition, Brasil Telecom was awarded a PCS license at the end of 2002. It is expected that they will commence operations in the third quarter of 2003.

In February 2003, we acquired 1.12% of the shares of TBS Celular Participaçoes, S.A. This constitutes our only direct investment in an operating company in Brazil.

Bahia/Sergipe—Tele Leste Celular Participações S.A.

Tele Leste Celular, which has been operating under the brand name Vivo since April 2003, is, according to our estimates, the leading wireless operator in the Bahia/Sergipe region of Brazil with approximately 973 thousand customers at December 31, 2002, representing 61% of the market. Brasilcel holds directly and indirectly 27.7% of the total equity of Tele Leste Celular and 58.4% of the voting rights.

Tele Leste Celular’s operations are conducted through its two operating subsidiaries Telebahía Celular S.A. and Telergipe Celular S.A.I. We manage Tele Leste Celular’s two operating subsidiaries under management agreements that entitle us to 1% of net revenues excluding handset sales.

The following table presents, at the dates and for the periods indicated, selected statistical data relating to Tele Leste Celular’s operations in Bahia/Sergipe. We accounted for our interest in Tele Leste Celular under the equity method up to December 31, 2001, and have been accounting for our interest in Tele Leste Celular on a fully consolidated basis since January 2002.

	Year ended December 31,
	2000	2001	2002
Net revenues from operations (euro in millions)	197	184	158
Total customers (in millions at period end)	0.7	0.8	1.0
Pre-paid customers (in millions at period end)	0.3	0.5	0.7
Population in service territory (in millions at period end)	15	15	15

Market.    With a population of approximately 15 million people, Bahia/Sergipe is the tenth largest wireless market in Brazil with approximately 1.6 million customers at December 31, 2002. This customer base represents a penetration rate of approximately 10.6%. The wireless market in the Bahia/Sergipe grew at a rate of 24.3% in 2002.

Network and Technology.    Tele Leste Celular operates both analog and digital networks. Tele Leste Celular’s digital network is based upon the CDMA standard. Tele Leste Celular invested a total of approximately €217 million in building out and enhancing its network in Bahia/Sergipe in 2000, 2001 and 2002. At December 31, 2002, Tele Leste Celular’s network consisted of four digital switching centers, 282 digital radio base stations, 4 analog switching centers, 252 analog base stations, and 3 commuting cellular stations, giving coverage to over 63% of the population. In July 2000, Tele Leste Celular, launched wireless application protocol services under the MoviStar e-moción brand name. As part of Brasilcel’s marketing effort, all wireless internet services in Brazil have been rebranded Vivo Wap.

Sales and Marketing.    Tele Leste Celular utilizes all types of marketing channels, including television, radio, exterior signage, telemarketing, direct mail and internet advertising. The introduction of joint initiatives undertaken by all Brasilcel companies, like the launching of a unified brand, Vivo, since April 2003 have helped Tele Leste Celular consolidate its leadership position in the Bahia/Sergipe region. For example, a new marketing campaign was launched in 2002 across all Brasilcel companies, including Rio Grande do Sul, under the name “A Coisa” targeting the younger segment of the market and promoting the use of voice, SMS and WAP. Tele Leste Celular utilizes approximately 329 third-party points of sale and 19 proprietary points of sale. At December 31, 2002, Tele Leste had more than 4,500 sales outlets for pre-paid cards. At December 31, 2002, approximately 31% of Tele Leste Celular’s customers had a service contract, while 69% used pre-paid calling cards.

Customer Care.    Tele Leste Celular maintains one customer relations call center. In December 2002, the call center received an average of 23,045 calls per business day. To control costs, all of the personnel employed at its call center at December 31, 2002 are outsourced employees, principally from Atento.

We estimate that Tele Leste Celular’s average accumulated monthly churn was 2.1% for 2002 and 1.93% for 2001, rising due to strong competition. We believe that we apply conservative policies in calculating customers both in and outside Spain and the related customer churn rates. These policies may result in higher churn rates and lower market share figures than if we had used criteria employed by some other operators in calculating their churn rates. For information concerning the methodology used by us in calculating customer churn rates, see “Item 5.A Operating Results—Customer Churn.”

Competition.    Tele Leste Celular competes with two operators in Bahia/Sergipe: Maxitel, which is controlled by Telecom Italia and launched its operations in April 1998; and Oi, which is controlled by Telemar and launched its operations in June 2002. In November 2002, Telecom Americas also acquired a license to provide wireless services in Bahia/Sergipe. We expect Telecom Américas to provide wireless services in Bahia/Sergipe in late 2003.

Peru

We provide wireless services in Peru through Telefónica Móviles, S.A.C., or Telefónica Móviles Peru. Telefónica Móviles Peru is the leading wireless operator in Peru with approximately 1.2 million customers at December 31, 2002. Telefónica Móviles Peru has approximately 55% of the market, according to our estimates.

In March 2001, as a preliminary step in the transfer of the Telefónica Group’s wireless operations in Peru to us, Telefónica, S.A. transferred an approximately 16.5% interest in Telefónica del Perú S.A.A. to us in exchange for 65,939,564 ordinary shares of our company. In accordance with the resolution of the shareholders of Telefónica del Perú to divide the company along business lines, Telefónica del Perú spun off its wireless operations in June 2001 in the form of shares of Telefónica Móviles, S.A.C. and its data operations. We agreed with other members of the Telefónica Group who were shareholders of Telefónica del Perú to exchange, following such spin-offs, the shares of such data operations that we received in its spin-off, as well as the shares we held in Telefónica del Perú, for the shares in Telefónica Móviles, S.A.C. that they received in its spin-off. Following the spin-off and share exchanges, and additional share purchases, we hold indirectly a 97.97% interest in Telefónica Móviles, S.A.C. and do not hold any interest in such data operations or Telefónica del Perú.

The following table presents, at the dates and for the periods indicated, selected statistical data relating to Telefónica Móviles Peru. We began consolidating Telefónica Móviles Peru in our combined financial statements as of January 1, 2001.

	Year ended December 31,
	2000(1)	2001	2002
Net revenues from operations (euro in millions)	247	277	283
Total customers (in millions at period end)	0.9	1.1	1.2
Pre-paid customers (in millions at period end)	0.7	0.9	1.0
Population in service territory (in millions at period end)	26	26	27

(1)	Information for this period has been provided based on the 12 months ended December 31, 2000.

The predecessor entity of Telefónica Móviles Peru commenced offering wireless services in Peru in 1993 with the launch of analog wireless services. In April 1997, the Telefónica Group launched the first pre-paid wireless service in Peru. In September 1997, the Telefónica Group launched digital wireless service in Peru under the MoviStar brand name, which has since become one of the most widely recognized brands in Peru.

Market.    With a population of approximately 27 million people, Peru is the seventh largest wireless market in Latin America with approximately 2.3 million customers at December 31, 2002, which represents a penetration rate of 8.5%. The Peruvian market grew at a rate of 28.4% in 2002.

Network and Technology.    Telefónica Móviles Peru operates both analog and digital networks. Its digital network is based upon the CDMA standard. It has roaming agreements enabling Telefónica Móviles Peru’s contract customers to make and receive calls in over 140 countries, including most of the Americas.

Telefónica Móviles Peru’s licenses entitle it to 25 MHz of spectrum in the 800 MHz band. We believe that this spectrum is adequate for Telefónica Móviles Peru’s requirements.

Telefónica Móviles Peru invested approximately €126 million in building out and enhancing its network in 2000, 2001 and 2002. At December 31, 2002, its digital network consisted of six dual capacity switching centers and 318 base stations, providing coverage to over 50% of the population in its service territory. In October 2000 Telefónica Móviles Perú launched wireless application protocol services in Perú under the MoviStar e-moción brand name.

Telefónica Móviles Peru’s analog network has six dual capacity switching centers and 302 base stations, some of which also have dual capacity. We do not anticipate significant capital expenditures in the future on the Peruvian analog network.

Telefónica Móviles Peru’s strategy is to use a variety of suppliers based on the quality and rates for their services and products. Motorola, Amper and Euroinsta are among its main suppliers.

Sales and Marketing.    Telefónica Móviles Peru is one of the largest advertisers in Peru. Telefónica Móviles Peru utilizes all types of marketing channels, including television, radio, print media, exterior signage, telemarketing, direct mail and internet advertising. During 2002, Telefónica Móviles Peru concentrated on strengthening its brand image by launching Club MoviStar, the pre-paid MoviStar Activa plan, which is targeted at the younger segment of the market, and promoting the use of wireless internet service and SMS. Telefónica Móviles Peru also received the Premio Effie de Oro, a marketing award given for its “we are more, we pay less” campaign.

For purposes of sales and distribution, Telefónica Móviles Peru divides the Peruvian market into the consumer market and business market. Telefónica Móviles Peru uses an aggregate of 997 points of sale in Peru and also 39 proprietary points of sale. Telefónica Móviles Peru engages in direct sales to corporate customers through MoviStar Empresas, a new business plan created specifically for corporate customers, emphasizing data and other business services. Telefónica Móviles Peru also offers the flexibility of other tariff plans tailored to the specific communication and service needs of a company.

Telefónica Móviles Peru offers several different pricing options for wireless service. At December 31, 2002, approximately 22% of its customers had a service contract, while 78% used pre-paid calling cards. The number of corporate customers increased by 40% in 2002.

Customer Care.    Telefónica Móviles Peru maintains a customer relations call center with real time access to its information systems. This call center handled approximately 11.7 million calls in 2002. To control costs, all of the personnel employed at the call center at December 31, 2002 were outsourced employees, principally from Atento.

We estimate that Telefónica Móviles Peru’s average accumulated monthly churn rate was 3% for 2002, and 2.4% for 2001 due to the high competitive environment in Peru. We estimate that we apply conservative policies in calculating customers both in and outside Spain and the related customer churn rates. These policies may result in higher churn rates and lower market share figures than if we had used criteria employed by some other operators in calculating their churn rates. For information concerning the methodology used by us in calculating customer churn rates, see “Item 5.A Operating Results—Customer Churn.”

Competition.    According to our estimates, Telefónica Móviles Peru is the leading operator in the Peruvian market. Telefónica Móviles Peru currently has three competitors in the Peruvian market for wireless communications service: BellSouth which began providing wireless services in 1993; Stet Mobile Holdings which obtained a GSM/PCS license in March 2000 and subsequently launched its services under the TIM brand; and Nextel Peru, which began providing wireless services exclusive to the corporate sector since April 1999 and has recently begun providing residential services.

Argentina

Telefónica Comunicaciones Personales S.A. is, according to our estimates, the second largest wireless operator in Argentina with approximately 1.6 million customers at December 31, 2002 representing approximately 25% of the market share.

In January 2001, as a preliminary step in the transfer to us of the Telefónica Group’s wireless operations in Argentina, Telefónica, S.A. transferred 15.1% of the common stock of Telefónica de Argentina S.A. to us in exchange for 174,863,364 ordinary shares of our company. In accordance with the resolution of the shareholders of Telefónica de Argentina S.A. to divide the company along business lines, in November 2001 Telefónica de Argentina S.A. spun off its wireless operations in the form of shares of Telefónica Comunicaciones Personales S.A. and its data operations. We previously had agreed with other members of the Telefónica Group who are shareholders of Telefónica de Argentina S.A. to exchange, following such spin-offs, the shares of such data operations that we receive in its spin-off, as well as the shares we hold in Telefónica de Argentina S.A., for the shares of Telefónica Comunicaciones Personales that they receive in its spin-off. Following the spin-offs and share exchanges, we hold a 97.93% interest in Telefónica Comunicaciones Personales S.A. and do not hold any interest in such data operations of Telefónica de Argentina S.A.

The following table presents, at the dates and for the periods indicated, selected statistical data relating to Telefónica Comunicaciones Personales. We began consolidating Telefónica Comunicaciones Personales in our combined financial statements as of January 1, 2001.

	Year ended December 31,
	2000(1)	2001(2)	2002
Net revenues from operations (euro in millions)	774	725	195
Total customers (in millions at period end)	1.7	1.8	1.6
Pre-paid customers (in millions at period end)	1.0	1.2	1.1
Population in service territory (in millions at period end)	37	37.5	38

(1)	Information for prior periods has been provided based on the 12 months ended December 31, 2000.
(2)	In the fourth quarter of 2001, the fiscal year end of Telefónica Comunicaciones Personales was changed from September 30 to December 31. As a result, our combined financial statements for the year ended December 31, 2001 incorporate the financial statements of Telefónica Comunicaciones Personales for the year 2001 and three months (October to December) of the year 2000. Previously, our combined financial statements incorporated the financial statements of Telefónica Comunicaciones Personales according to Telefónica Comunicaciones Personales’ fiscal year, which ran from October 1 to September 31. This change does not give rise to material differences.

Telefónica Comunicaciones Personales provides wireless services in each of Argentina’s three service regions: Greater Buenos Aires; Southern Argentina; and Northern Argentina. In Greater Buenos Aires, the Telefónica Group commenced offering analog wireless services in 1993 under the Miniphone brand name through a company that it owned jointly with Telecom Argentina, an affiliate of France Telecom and Telecom Italia. In 1994, Miniphone launched digital wireless services in Greater Buenos Aires. In 1999 Telefónica Comunicaciones Personales and Telecom Personal divided Miniphone’s assets, including customers, between them and entered into an agreement which allows Telefónica Comunicaciones Personales and Telecom Personal to continue to operate in Greater Buenos Aires separately.

In Southern Argentina, the Telefónica Group launched wireless services through Telefónica Comunicaciones Personales in 1996 under the Unifón brand. In October 1997, the Telefónica Group launched pre-paid wireless services in Greater Buenos Aires and in May 1999 in Southern Argentina.

In Northern Argentina, Telefónica Comunicaciones Personales began offering wireless services in May 2000 following receipt of personal communication service, or PCS, licenses covering the three service regions. As a result, Telefónica Comunicaciones Personales is now a nationwide provider of wireless services.

Market.    With a population of approximately 38 million people, Argentina is the third largest wireless market in Latin America with 6.5 million customers at December 31, 2002, which represents a penetration rate of 17% as compared to 19% with 2001. This decrease is largely a result of the economic situation in Argentina. Our customer base declined by approximately 10% in 2002 from 1.8 million customers at December 31, 2001 to 1.6 million at December 31, 2002.

Network and Technology.    Telefónica Comunicaciones Personales operates both analog and digital networks. Its digital network is based upon the TDMA standard. It has roaming agreements enabling its customers to make and receive calls in over 100 countries worldwide.

Telefónica Comunicaciones Personales’ licenses entitle it to 12.5 MHz of spectrum in the 800 MHz band and 30 MHz of spectrum in the 1900 MHz band in Greater Buenos Aires, 25 MHz of spectrum in the 800 MHz band and 20 MHz of spectrum in the 1900 MHz band in Southern Argentina and 40 MHz of spectrum in the 1900 MHz band in Northern Argentina. We believe that Telefónica Comunicaciones Personales’ spectrum is adequate for its requirements.

Telefónica Comunicaciones Personales invested a total of approximately €551 million in building out and enhancing its digital network in Argentina in 2000, 2001 and 2002. In 2002, Telefónica Comunicaciones Personales adjusted its investments to market conditions, resulting in a total investment under €3 million. In December 2000, Telefónica Comunicaciones Personales launched wireless application protocol services in Argentina.

At December 31, 2002, its digital network in Argentina consisted of 32 switching centers and 1,314 base stations giving coverage over 90% of the population. Telefónica Comunicaciones Personales’ network has dual capacity so that the analog network has the same number of switching centers and base stations as the digital network. We do not anticipate significant capital expenditures on Telefónica Comunicaciones Personales’ analog network in the future.

Substantially all of Telefónica Comunicaciones Personales’ cellular network equipment is provided by Ericsson and it purchases handsets from Ericsson, Nokia and Motorola. Telefónica Comunicaciones Personales entered into a contract with Ericsson to provide it with a wireless digital TDMA standard PCS network, which is compatible with its existing networks in Greater Buenos Aires and Southern Argentina, permitting nationwide access to its services.

Sales and Marketing.    Telefónica Comunicaciones Personales utilizes all types of marketing channels, including television, radio, exterior signage, telemarketing, direct mail, sponsorship and internet advertising. Generally, its advertising emphasizes qualities such as convenience and reliability, with specific campaigns based on price or new product offerings. For example, campaigns for its pre-paid service, Unifón Activa, emphasize the service’s simplicity and mobility with a focus on the younger market. For its contract customers, its core campaign emphasizes exclusivity and value with special trial offers of new services under its Unifón Top brand.

For purposes of sales and distribution, Telefónica Comunicaciones Personales divides the Argentine wireless market into three geographic regions and into consumer and business customer segments. For the consumer market, it uses exclusive and non-exclusive distributors for a total of 2,800 points of sale. In addition, Telefónica Comunicaciones Personales has 17 proprietary points of sale.

In the business sector, Telefónica Comunicaciones Personales orients its marketing to small businesses through distributors and has a corporate sales force to target large business customers. Telefónica Comunicaciones Personales offers a variety of plans, ranging from volume discounts for small businesses to specifically tailored pricing and services for large business customers. At December 31, 2002, approximately 30% of its customers had a service contract and the remaining 70% used pre-paid calling cards.

Customer Care.    Telefónica Comunicaciones Personales maintains 24 walk-in customer relations centers and two telephonic customer relations centers with real time access to our information systems. These call centers handled nearly 9.7 million calls in 2002. At December 31, 2002, 100% of Telefónica Comunicaciones Personales’ call centers were managed by Atento.

We estimate that Telefónica Comunicaciones Personales average accumulated monthly churn rate was 1.9% for 2002, and 1.5% for 2001. The increase in churn has been as a result of the effects of the adverse economic environment in Argentina. We believe that we apply conservative policies in calculating customers both in and outside Spain and the related customer churn rates. These policies may result in higher churn rates and lower market share figures than if we had used criteria employed by some other operators in calculating their churn rates. For information concerning the methodology used by us in calculating customer churn rates, see “Item 5.A Operating Results—Customer Churn.”

Competition.    Telefónica Comunicaciones Personales currently has three competitors in the Argentine market for wireless communications service, each of which provides services on a nationwide basis: Telecom Personal, which is controlled by France Telecom and Telecom Italia through Telecom Argentina, BellSouth’s Movicom and CTI Móvil.

Mexico

We hold 92% of Telefónica Móviles México, which is Mexico’s second largest wireless operator, with over 2.4 million customers. Telefónica Móviles Mexico owns licenses for the entire Mexican territory.

The companies making up Telefónica Móviles Mexico were acquired by us in two steps:

1)  Acquisitions of Northern operators.    We acquired the four Northern wireless operators (Bajacel, Movitel, Norcel, and Cedetel) from Telefónica, S.A. in July 2001. Telefónica, S.A. acquired such operators from Motorola, Inc. in exchange for an aggregate of $1,835.5 million in shares of Telefónica, S.A. and $10.5 million in cash, and transferred them to us in exchange for approximately 203 million of our ordinary shares.

2)  Acquisition of Pegaso Telecomunicaciones, S.A. de C.V. and Formation of Telefónica Móviles Mexico.    On April 26, 2002, we signed agreements to purchase 65.23% of Pegaso from Sprint, Leap Wireless, Qualcomm and other financial investors. Pegaso owns licenses to operate on a nationwide basis. In connection with this agreement, we also agreed with the Burillo Group, who held a 34.77% interest in Pegaso at the time of our acquisition, to contribute our interests in Pegaso and our other Mexican operators and with Burillo Group’s interest in Pegaso into a new holding company, Telefónica Móviles Mexico.

On September 10, 2002, having obtained authorization from the relevant Mexican authorities, we acquired a 65.23% holding in Pegaso for €92.9 million. In accordance with our agreement with the Burillo Group, on September 10, 2002 we contributed our interest in Pegaso and our other Mexican operators (Bajacel, Movitel, Norcel, and Cedetel) to Telefónica Móviles Mexico. On the same date the Burillo Group contributed its wireless interests to Telefónica Móviles Mexico. We hold a 92% interest in Telefónica Móviles Mexico and the Burillo

Group owns the remaining 8%. For further information, see “Item 5.A Operating Results—Presentation of Financial Information,” and note 2 to our combined financial statements.

The following table presents, at the dates and for the periods indicated, selected statistical data relating to our Mexican operators. We began consolidating our Mexican operators in our combined financial statements as of July 1, 2001.

	July 1 to December 31, 2001(1)	Year ended December 31, 2002(1)
Net revenues from operations (euro in millions)	279	465
Total customers (in millions at period end)	1.2	2.4
Pre-paid customers (in millions at period end)	1.0	2.1
Population in service territory (in millions at period end)	21.3	102

(1)	The figures for fiscal year 2001 include only our four Northern Mexican operators. The figures for fiscal year 2002 include our four Northern Mexican operators and Pegaso as from September 10, 2002.

For further information on our acquisition of Pegaso see “Item 5.A Operating Results—Presentation of Financial Information—Events Affecting Comparability of Historical and Future Results of Operations and Financial Condition.”

Market.    Mexico is Latin America’s second largest country with a population of approximately 101 million. Mexico is an emerging wireless market with approximately 19 million wireless customers at December 31, 2002, representing a penetration of approximately 19%. The wireless market in Mexico grew at a rate of 28% for the year ended December 31, 2002.

The Mexican wireless telecommunications market is divided into nine service regions. The liberalization of the Mexican telecommunications market began in 1990 with the privatization of Telmex, the state owned telecommunications monopoly, and the creation of Radiomóvil Dipsa, S.A. de C.V., or Telcel, as a nationwide wireless company. With the goal of encouraging competition, the Mexican Ministry of Communications and Transportation later auctioned nine additional licenses.

Network and Technology.    Telefónica Móviles Mexico offers both analog and digital networks. Its digital networks are based upon the CDMA standard. At December 31, 2002, Telefónica Móviles Mexico’s digital network in Mexico consisted of 18 switching center and 1,630 base stations, including both digital and analog base stations, giving coverage to more than 40% of the population.

Telefónica Móviles Mexico has decided to adopt the GSM standard for its networks, and began the roll-out of a GSM network on a nationwide basis during 2003. Telefónica Móviles Mexico expects that by the end of 2003 its GSM network will cover Mexico’s principal cities. The investment in networks by our four Northern Mexican operators from July 2001 until the year ended 2002 and by Pegaso from September 2002, the date of acquisition, to the year ended 2002 was approximately €177 million.

In each of the regions in which Telefónica Móviles Mexico operates, it holds licenses of 20 MHz of spectrum on the 800 MHz band, and 30 MHz and 10 MHz of spectrum on the 1900 MHz band. Telefónica Móviles Mexico believes this spectrum is adequate for its likely requirements in these regions.

Sales and Marketing.    Telefónica Móviles Mexico uses a broad range of marketing channels, including television, radio, exterior signage, telemarketing, direct mail and internet advertising. Starting in 2003, Telefónica Móviles Mexico has been marketing all of its products under the MoviStar brand.

The marketing strategy of Telefónica Móviles Mexico in 2002 has focused on increasing the coverage and quality of its distribution network. At December 31, 2002, Telefónica Móviles Mexico had a nationwide distribution network of 1,913 points of sale, including 143 proprietary points of sales, 214 specialized distributors, 82 corporate distribution channels, and 1,474 consumer points of sale.

In July 2002, Telefónica Móviles Mexico entered into an agreement with the Elektra Group, one of Latin America’s leading specialty retailers and consumer finance companies, in order to market Telefónica Móviles Mexico products and services in Elektra Group stores. The agreement is nationwide in scope, in line with the strategy of Telefónica Móviles Mexico for its continued growth in the Mexican market.

Customer Care.    The customer relations centers handled 18.5 million calls in 2002. In an effort to control costs and improve the services rendered to our customers our call centers have been outsourced, principally to Atento.

Telefónica Móviles Mexico estimates that its accumulated monthly churn rate was 4.5% in 2002 for Pegaso and its four Northern Mexican operators, and 5.5% in 2001 for its four Northern Mexican operators. The churn figures for Telefónica Móviles Mexico are not directly comparable year on year due to the consolidation of the Northern operators since July 2001 and Pegaso as of September 2002. For information concerning the methodology used by us in calculating customer churn rates, see “Item 5.A Operating Results—Customer Churn.”

Competition.    Telefónica Móviles Mexico competes with various operators at a national level, most of which are subsidiaries of larger international telecommunications companies. The principal competitor of Telefónica Móviles Mexico is Telcel, which is controlled by América Móvil. The other competitors of Telefónica Móviles Mexico are Iusacell, which is controlled by Verizon and the Vodafone group; and Unefon, which is controlled by TV Azteca, Moisés Saba Masri and Nextel (wholly-owned by Nextel International Inc.). Salinas Group, which owns Unefon through TV Azteca, has announced the signing of an agreement with the majority shareholders of Grupo Iusacell S.A. de C.V. to acquire 100% of its shares by means of a public exchange offer.

Central America

We provide wireless services in El Salvador and Guatemala through TES Holdings, S.A. and TCG Holding, S.A., respectively. These holding companies hold our interests in Telefónica Móviles El Salvador, S.A. de C.V., and Telefónica Centroamérica Guatemala, S.A. de C.V., our operators in these two countries.

We manage Telefónica Móviles El Salvador and Telefónica Centroamérica Guatemala in exchange for an annual fee of 9% of operating profits of each operating company. See “Item 7.B Related Party Transactions—Business Transactions and Contractual Arrangements with the Telefónica Group—Management Contracts.”

In August 2001, we entered into an agreement with Mesotel de Costa Rica, S.A., a subsidiary of Mesoamérica Telecom, to acquire its direct and indirect interests in Telefónica Móviles El Salvador, Telefónica Centroamérica Guatemala, Telca Gestión, S.A. and Telca Gestión Guatemala, S.A., and other companies in which we have shared holdings in exchange for approximately 21.9 million of our ordinary shares. In January 2002 we amended this agreement and acquired one-third of Mesotel de Costa Rica, S.A’s interests in exchange for 7.3 million of our ordinary shares. The remaining two-thirds were transferred by Group Mesotel in July 2002 for the remaining 14.6 million of our ordinary shares. We subsequently hold through TES Holdings, S.A. And TCG Holdings S.A. a 90.3% indirect interest in Telefónica Móviles El Salvador and a 100% indirect interest in Telefónica Centroamérica Guatemala.

El Salvador

We provide wireless services in El Salvador through Telefónica Móviles El Salvador, the second largest of the three wireless operators in El Salvador, with approximately 231 thousand customers at December 31, 2002, representing 35% of the market. We indirectly hold a 90.3% interest in Telefónica Móviles El Salvador.

The following table presents, at the dates and for the periods indicated, selected statistical data relating to our operations in El Salvador:

	Year ended December 31,
	2000	2001	2002
Net revenues from operations (euro in millions)(1)	111	118	112
Total customers (at period end)	230,319	238,605	230,856
Pre-paid customers (at period end)	83,292	91,293	160,266
Population in service territory (in millions at period end)	6.2	6.3	6.8

(1)	Includes both fixed-line and wireless operations.

Telefónica Móviles El Salvador commenced offering digital wireless services in El Salvador in December 1998 under the MoviStar brand name. In addition to wireless services, Telefónica Móviles El Salvador also provides fixed-line telephone services through Telefónica Multiservicios, a joint venture between Telefónica Móviles El Salvador and Amnet, an international communications provider in El Salvador. Telefónica Móviles El Salvador may enter in the future into an agreement with Telefónica, S.A. or its affiliates providing for the spin-off or transfer to it of all of the non-wireless assets that Telefónica Móviles El Salvador holds in El Salvador.

Market.    As of December 31, 2002, El Salvador had approximately 653 thousand wireless customers and a market penetration rate of 9.6% compared to a market penetration rate of 13.6% at December 31, 2001. This decrease in market penetration is largely due to a slowdown in the economy of El Salvador. El Salvador had a fixed-line penetration rate of 10.2% at December 31, 2002.

Network and Technology.    The digital network of Telefónica Móviles El Salvador is based upon the CDMA standard. The licenses of Telefónica Móviles El Salvador entitle it to 25 MHz of spectrum in the 800 MHz band. During 2000, 2001 and 2002, Telefónica Móviles El Salvador invested a total of approximately €127 million in building out and enhancing its networks in El Salvador, including €12.7 million in 2002. At December 31, 2002, the digital network of Telefónica Móviles El Salvador consisted of two switching centers shared by the fixed-line and mobile networks and 130 base stations giving coverage to over 77% of the population. Telefónica Móviles El Salvador will continue investing in order to continue the build out and roll-out of its network. In August 2000, Telefónica Móviles El Salvador launched wireless application protocol services in El Salvador under the MoviStar e-moción brand name.

Sales and Marketing.    Telefónica Móviles El Salvador utilizes all types of marketing channels, including television, radio, exterior signage, telemarketing, direct mail and internet advertising. Telefónica Móviles El Salvador’s products and services are marketed under the MoviStar brand names. Generally, Telefónica Móviles El Salvador’s advertising emphasizes the reliability of its service, with specific campaigns based on price or new product offerings. Telefónica Móviles El Salvador has an extensive distribution network which includes a combination of third-party and proprietary points of sale. At December 31, 2002, approximately 31% of its customers were contracts customers, while 69% used pre-paid calling cards.

Customer Care.    Telefónica Móviles El Salvador’s call center handled over 1.3 million calls in 2002. To control costs, most of the people employed at its call center are outsourced employees from Atento.

We estimate that Telefónica Móviles El Salvador’s average monthly churn rate was 2.5% for 2002 and 1.1% for 2001, rising due to strong competition and our renewed focus on high value customers. We believe that we apply conservative policies in calculating customers both in and outside Spain and the related customer churn rates. These policies may result in higher churn rates and lower market share figures than if we had used criteria employed by some other operators in calculating their churn rates. For information concerning the methodology used by us in calculating customer churn rates, see “Item 5.A Operating Results—Customer Churn.”

Competition.    Telefónica Móviles El Salvador currently competes in El Salvador market for wireless communications service with Telemóvil, which is controlled by Millicom; and CTE Telecom which is controlled by France Telecom; and Digicel, controlled by Digicel Holding.

Guatemala

We provide wireless services in Guatemala indirectly through our wholly-owned subsidiary Telefónica Centroamérica Guatemala. Telefónica Centroamérica Guatemala had approximately 97 thousand active customers in Guatemala at December 31, 2002, representing approximately 13% of the market.

The following table presents, at the dates and for the periods indicated, selected statistical data relating to our operations in Guatemala:

	Year ended December 31,
	2000	2001	2002
Net revenues from operations (euro in millions)(1)	83	81	77
Total customers (at period end)	141,915	156,178	97,089
Pre-paid customers (at period end)	22,597	31,309	48,865
Population in service territory (in millions at period end)	12	12.3	12.9

(1)	Includes both fixed-line and wireless operations.

Telefónica Centroamérica Guatemala commenced offering digital wireless services in Guatemala in October 1999 under the MoviStar brand name. Telefónica Centroamérica Guatemala also provides fixed-line public telephone service, data and long distance services in Guatemala. Telefónica Centroamérica Guatemala may in the future enter into an agreement with Telefónica or its affiliates providing for the spin-off or transfer to it of all of the non-wireless assets that Telefónica Centroamérica Guatemala holds in Guatemala.

Market.    As of December 31, 2002, Guatemala had a market penetration rate of 5.7% compared to a market penetration rate of 12.7% as of December 31, 2001. This decrease in market penetration is largely due to a slowdown in the Guatemalan economy. Guatemala had approximately 740 thousand wireless customers at December 31, 2002.

Network and Technology.    In Guatemala, Telefónica Centroamérica Guatemala operates a digital network, which is based upon the CDMA standard. Telefónica Centroamérica Guatemala’s licenses entitles it to 30 MHz of spectrum in the 1900 MHz band. In 2000, 2001 and 2002, Telefónica Centroamérica Guatemala invested a total of approximately €123 million in building out and enhancing its network in Guatemala. At December 31, 2002, Telefónica Centroamérica Guatemala’s digital wireless network consisted of two switching centers and 221 base stations giving coverage to over 81% of the population. In August 2000, Telefónica Centroamérica Guatemala launched wireless application protocol services in Guatemala under the MoviStar e-moción brand name.

Sales and Marketing.    Telefónica Centroamérica Guatemala utilizes all types of marketing channels, including television, radio, exterior signage, telemarketing, direct mail and internet advertising. Telefónica

Centroamérica Guatemala’s products and services are marketed under the MoviStar and Telefónica brand names. Generally, its advertising emphasizes the reliability of its service, with specific campaigns based on price or new product offerings. Telefónica Centroamérica Guatemala has an extensive distribution network which includes a combination of third-party and proprietary points of sale.

At December 31, 2002, approximately 50% of its customers had contracts, while the remaining 50% used pre-paid calling cards.

Customer Care.    Telefónica Centroamérica Guatemala’s call center handled approximately 1 million calls in 2002. To control costs, most of the people employed at its call centers at December 31, 2002 were outsourced employees, principally from Atento.

We estimate that Telefónica Centroamérica Guatemala’s average monthly churn rate was 6.6% for 2002 and 1.2% for 2001. This increase in churn was a result of a renewed focus on higher value customers. We believe that we apply conservative policies in calculating customers both in and outside Spain and the related customer churn rates. These policies may result in higher churn rates and lower market share figures than if we had used criteria employed by some other operators in calculating their churn rates. For information concerning the methodology used by us in calculating customer churn rates, see “Item 5.A Operating Results—Customer Churn.”

Competition.    We currently have three competitors in the Guatemala wireless market: Telgua, which is controlled by Telmex; Comcel, which is controlled by Millicom; and BellSouth, which commenced operations in the fourth quarter of 2000. Comcel began operations in Guatemala in 1989, and Telgua began operations in 1999.

Pending Acquisitions in Latin America—Puerto Rico

The Telefónica Group plans to transfer to us its investment in NewComm Wireless Services, Inc., a Puerto Rican wireless operator with approximately 169 thousand customers at December 31, 2002. This investment has been made through several convertible notes in an aggregate amount of US$54.0 million that are convertible into up to 49.9% of the capital stock of NewComm Wireless, subject to receipt of necessary U.S. regulatory authorizations. Any conversion of the convertible notes into NewComm Wireless’ capital stock that would result in a noteholder acquiring more than 25% of such stock requires the approval of the FCC. Telefónica, S.A.’s interest in NewComm Wireless is held indirectly, through Telefónica Larga Distancia.

The transfer of the convertible notes from the Telefónica Group to us is expected to be completed in 2003, subject to the approval of the FCC. Once the convertible notes have been transferred, we plan to convert the notes into 49.9% of the capital stock of NewComm Wireless. In addition, the Telefónica Group, with a view to holding a controlling interest in NewComm Wireless Services, has entered into an agreement with ClearComm to purchase a further 0.2% interest in NewComm Wireless Services. It is also intended that this right to purchase an additional 0.2% interest will be transferred to us. We currently manage the day-to-day operations of NewComm Wireless on behalf of Telefónica, S.A.

Puerto Rico has a population of approximately four million people, with income per capita levels similar to Spain, and a wireless market penetration rate of approximately 33.4% at December 31, 2002. NewComm Wireless commenced operations in late September 1999. NewComm Wireless operates a CDMA standard digital network, which consists of one switching center and approximately 152 base stations at December 31, 2002. In July 2000, NewComm Wireless launched wireless application protocol, or WAP, services under the MoviStar  e-moción brand. NewComm Services currently has five competitors: Cellular One, which is controlled by SBC Communications; Celulares Telefónica, controlled by Verizon; Centennial, which belongs to Centennial Cellular Corp USA; Suncom, which belongs to AT&T Wireless; and Sprint PCS.

Rest of Europe

We began our expansion in Europe by participating in the award processes of UMTS licenses in 2000. We, directly or through consortium with other international and local partners, were awarded UMTS licenses in

Germany, Italy, Austria and Switzerland. The financial, technological, competitive and regulatory changes that have taken place in the market since then resulted in our reviewing our European strategy.

Accordingly, in July 2002, we decided to halt our commercial activities in Germany as a GSM/GPRS mobile virtual operator network (MVNO) and commission independent experts to assess the business plans of the UMTS operators in Germany, Italy, Austria and Switzerland.

Based on the assessments obtained, taking into account that in Germany, Austria and Switzerland the coverage requirements in the licenses might come into force earlier than in Italy and to ensure that the investments are correctly valued at all times, we decided to fully write down the book value of our investments in Germany, Austria and Switzerland. Regarding our investment in Italy, we estimated the value of the UMTS license of IPSE 2000, S.p.A. at €300 million, €136 million of which represents our investment in IPSE 2000. Accordingly, at December 31, 2002, a net loss of €5,049.8 million was recorded in our combined financial statements associated with the write-down of assets and the restructuring of operations in these four countries.

In Italy the license terms and conditions make it possible to implement business plans with lower investments than in the other countries, since assignment of the right to use the spectrum is envisaged. For these reasons, based on current business plans analyzed to date, we believe it should be possible to recover the remaining value assigned to the license. In addition, license awardees which were not operating formerly in Italy received 5 MHz of additional spectrum for €827 million and could avail themselves of a deferred payment arrangement. The €827 million cost of the additional spectrum was included in the value of the license prior to the write-down for accounting purposes. IPSE 2000, making use of its right to return, has returned this additional spectrum with a view to set-off the €827 million cost against the original license payment. The Italian Ministry of Communication, however, has notified us that they consider the return of such additional spectrum to be a unilateral modification of the conditions of the UMTS license, which would require IPSE 2000’s €827 million obligation with respect to the additional spectrum to remain in force. IPSE 2000 is challenging the decision of the Italian Ministry of Communication.

Germany

In August 2000, Group 3G, in which we hold a 57.2% interest, was awarded a UMTS license in Germany through its subsidiary Group 3G UMTS GmbH for a total purchase price of €8,471 million of which our pro-rata share is €4,845 million. For further information on the requirements of the license please see “—Regulation— Germany—Licenses and Concessions.” Telia Sonera Oy holds the other 42.8% interest in Group 3G through Telia Sonera 3G Holding B.V. Group 3G was also awarded a class 3 license, which allows it to deploy a proprietary telecommunications infrastructure.

The financial, technological, competitive and regulatory changes that have taken place in the market since Group 3G was awarded a license resulted in us reviewing our strategy in Germany. Accordingly, in July 2002, we decided to halt our commercial activities in Germany as a GSM/GPRS mobile virtual operator network (MVNO) and commission independent experts to assess the business plan of our UMTS operator in Germany.

As a consequence of the restructuring of these operations, Group 3G disconnected all of its customers and transferred them to T-Mobil and ended all its commercial relationships, including its roaming agreement with E-Plus. Our operations in Germany now have a minimal structure and are awaiting changes in market conditions and improvements to the initial licensing terms and conditions. Other than the write-down of the investment, Group 3G is focusing its activities on maximizing value for its UMTS license.

Agreements.    Under our shareholders agreement with Telia Sonera (as amended in November 2001), upon a change of control of either party that results in that party being controlled by a competitor of the other party, a call right is triggered under which the party which was not the subject of the change of control may, provided that it holds more than 50% of Group 3G, purchase the other party’s interest. In addition, the shareholders’ agreement provides that, if the acquiring competitor holds a UMTS license in Germany and the German regulator issues an order stating that it will revoke Group 3G’s license unless the party subject to the change of control divests from Groups 3G, this party may, provided that it holds less than 51% of Group 3G, compel the party not affected by the change of control to acquire its interest in Group 3G at fair market value, as determined by an independent expert.

Italy

In October 2000, the IPSE 2000 consortium, in which we hold a 45.6% interest, won an auction for a UMTS license in Italy for a payment of €3,269 million, of which our pro rata share is €1,491 million. Approximately €2 billion was paid upon award of the license in October 2000, and the balance is payable over a ten-year period. For further information on the requirements of the license please see “—Regulation—Italy—Licenses and Concessions.” The Telefónica Group also has an additional indirect 4.1% interest in IPSE 2000 through its holding in Atlanet, an Italian company. Our partners in this consortium include the following: Telia Sonera, our partner in Group 3G in Germany, which has a 12.55% interest; Banca di Roma, which has 10%; Xera, a technology company, which has 5%; Syntek, a financial company with strategic investments in the technology field, which has 4.8%; Acea, an Italian multi-utility company, which has 3.96% through Atlanet; Fiat, which has 3.96% through Atlanet; Montedison, which has 5%; e-planet, which has 0.5%; and 29 other Italian partners, which have an aggregate of 4.55%.

In 2002, the IPSE 2000 board of directors resolved to restructure the company’s activities in line with the decision adopted in the company’s new business plan of launching services in the market only when UMTS technology is commercially available and both the market and regulatory conditions are favorable.

By the end of 2002, IPSE 2000 cut its workforce by 70% with respect to the beginning of the year and had cancelled most of its commercial agreements. IPSE 2000 remains committed to focusing into changes in the regulatory environment, with a view towards becoming more flexible in managing its spectrum.

Agreements.    Under the terms of our consortium agreement in Italy (as amended on January 30, 2002), a change of control affecting Telia Sonera and a finding by the Italian regulator that such change of control would be prejudicial to the holding of our UMTS license and that, consequently, the person acquiring such control cannot hold an interest in the consortium, would trigger a right for us to purchase Telia Sonera’s interest and a right for Telia Sonera to sell its interest to us, in both cases at terms agreed upon between us at such time.

Austria and Switzerland

In November 2000, we were awarded a UMTS license in Austria at a cost of €117 million. In December 2000, we won an auction for a UMTS license in Switzerland for a total payment of €32.5 million. We hold a 100% interest in these licenses. For further information on the requirements of the licenses please see “—Regulation—Austria—Licenses and Concessions” and “—Regulation—Switzerland—Licenses and Concessions.”

We began to implement restructuring plans for our Austrian and Swiss operations in the second half of 2002. These were finalized in both countries in 2002 and the various commercial agreements entered into up to then had been cancelled.

Our operations in Austria and Switzerland now have a minimal structure and are awaiting changes in market conditions and improvements to the initial licensing terms and conditions. Other than the write-down of these investments, the companies in Austria and Switzerland are focusing their activities on maximizing value for their UMTS licenses.

Wireless Internet and Data Initiatives

An important component of our strategy is broadening uses of wireless communications, currently dominated by voice services, to include more widespread use of wireless internet and data services. By diversifying our services, we are seeking to capture the value created by new services. We expect that the contribution of wireless internet and wireless data services to our revenues will increase significantly as technology and services improve and are made more accessible and user-friendly to mass-market consumer and business customers in each market in which we operate. The availability of compatible handsets at attractive prices will be key to achieving this development. We also plan to launch i-mode services in Spain during the second quarter of 2003.

Wireless Internet

We seek to participate in the development of this wireless internet services through MoviStar e-moción, our existing wireless internet service provider.

Wireless internet is in a preliminary stage of development, currently hampered by the slow speed of wireless data transfers and by technical limitations to accessing internet content through wireless handsets. We anticipate the demand for wireless internet services will grow as network transmission speeds increase through the roll-out of GPRS, and, eventually, UMTS services. We have launched GPRS services in Spain commercially with the same coverage as our GSM network.

In June 2000, we launched MoviStar e-moción, our wireless internet service provider in Spain. MoviStar e-moción offers our customers wireless access to the internet including the ability to browse any wireless application protocol site and access to a broad and fast growing menu of links to wireless content providers, which, in the case of Spain, numbered more than 210 at December 31, 2002. It also offers our customers the ability to access preconfigured links to wireless application protocol and universal resource locator sites with sub-levels that offer customization options. Most of our operating companies (Brazil, Argentina, Peru, El Salvador, Guatemala, Morocco and Puerto Rico) have launched MoviStar e-moción or similar services under different brands such as Vivo Wap in Brazil.

Due to our leading position in most of our markets, we believe we are well-positioned to be the first mover and develop the market for wireless internet service provider services by educating potential customers regarding wireless internet to create demand and act as a catalyst for the local development of wireless application protocol-ready content and services. We are currently focused on attracting the maximum available content for MoviStar e-moción by offering to providers links in our internet access service. Through MoviStar e-moción, we are seeking to act, not as a content provider, but as the visible platform to our customers for accessing the wireless internet. In addition, we acquired from Terra Networks their remaining interest in Terra Mobile increasing our interest in Terra Mobile to 100%. Terra Mobile will be incorporated into our operating structure to support the development of MoviStar e-moción by assisting content and service providers in extending their product offerings over wireless networks. For further information on our purchase of Terra Mobile see “Item 7.B Related Party Transactions—Business Transactions and Contractual Arrangements with the Telefónica Group —Terra Mobile.”

Currently MoviStar e-moción has several content groups in Spain, including mobile banking, media, news, portals, ticketing, m-commerce, travel, entertainment, health and yellow pages, among others. Customers can also access MoviStar proprietary services, such as e-mail and itemized call information. We have signed agreements with more than 210 content providers to provide links through MoviStar e-moción for products and services in Spain, among them: Terra Mobile, Yahoo!, Telefónica Páginas Interactivas, Reuters, LaNetro, Banco Bilbao Vizcaya Argentaria, La Caixa, Santander Central Hispano, Unicaja, Serviticket, AVIS, Globalia Group, Antena 3, CNN, ABC, La Vanguardia and Infojobs.

Our wireless internet access services in Spain are currently billed on the basis of connection time, at a discount to voice rates, for WAP CDS services, and on the basis of the volume of data sent, for WAP GPRS services, and, in each case, depending on the content. We also offer premium services, under which access to premium content incurs an extra charge which we share with the content providers. We receive 100% of the revenues derived from wireless airtime induced by MoviStar e-moción. We also charge a percentage of the m-commerce revenues of our partners. As this market is in an early state of development, it is expected that our revenue model will continue to evolve.

Wireless Data Services

We have targeted wireless data services, together with wireless internet services, as a future growth initiative in the wireless sector. Technological advances, including the implementation of GPRS, are facilitating the development of these services by increasing network transmission speeds, facilitating the offer of higher quality services at lower costs and encouraging increased demand. We have launched GPRS services in Spain and offer these services since 2001. In this market, our wireless data services include SMS, MMS and internet access via personal computers and PDAs. We are focusing on consolidating our position in the corporate segment (where we have a strong position in terms of market share) with a view to marketing and introducing new wireless data services and applications. In other markets such as Brazil and Peru, we have already launched high speed data services based on technologies such as, CDMA 1XRTT.

In November 2001, Telefónica Móviles España, together with Ericsson, Hewlett Packard and the regional government of Cataluña created Tempos21, Innovación en Aplicaciones Móviles, S.A., with the objective of conducting research and development on wireless services and applications based on the GSM, GPRS and UMTS standards or other technologies that may be developed. Tempos21, which began operations in 2002, is developing, implementing and managing wireless internet related products and other wireless services and applications for enterprises (B2B and B2B2C). Tempos21 also provides consulting services and develops integrated solutions for the aforementioned sectors. Telefónica Móviles España holds a 38.5% interest in Tempos21.

M-Payment

We are jointly developing with other companies a new, simple, fast, low cost and secure mobile payment system that, under the Mobipay brand, offers merchants and customers the capability for onsite (in person) or remote automated transactions including vending machines, for personal money transfers, micropayments and for value added services like electronic invoicing. Mobipay also provides us some added advantages, such as strengthening our image as a leading technology company, increasing wireless e-commerce and augmenting traffic through the Group network.

We initially began developing this business in conjunction with Banco Bilbao Vizcaya Argentaria as a 50/50 joint venture. At the same time, Banco Santander Central Hispano, a major Spanish bank, and Vodafone were jointly developing a separate mobile payment system. On May 30, 2001, we, Banco Bilbao Vizcaya Argentaria, Banco Santander Central Hispano and Vodafone agreed to integrate our respective mobile payment systems to form a single mobile payment standard. The new payment system is an open system, which other financial institutions, wireless operators (such as Amena) and payment processing companies in Spain have joined. This system is being developed in Spain through Mobipay España, S.A. and outside of Spain through Mobipay International S.A.

In addition, on February 26, 2003, we, Orange, T-Mobile and Vodafone signed an agreement for the creation of the Mobile Payment Services Association which will operate under the brand name Simpay. The objective of the association is to promote an open solution under one common brand for payments through mobile phones, that would be compatible with the networks of the different operators. This system would be available in several countries, and would complement other systems that already exist in the telecommunications sector.

Corporate Organization and Synergies

General

We have organized our company to take advantage of synergies and economies of scale made possible by the consolidation of the Telefónica Group’s wireless operations. We also recognize that each market is distinct in nature and requires in-country managers to have decision-making autonomy to respond to local market conditions. Decisions about matters that directly affect customers in local markets, such as sales and marketing programs and customer service, generally are made on a local basis, while decisions in areas where our company can realize the benefits of the scale of its operations, such as purchasing, technology and product and brand development, are being centralized to the extent possible. Although our operating companies were previously part of the Telefónica Group, because several companies were managed as part of integrated telecommunications companies, potential synergies were not fully realized.

Upon commencing operations as an integrated wireless group in March 2000, we created a centralized “corporate center” integrating key functions, such as purchasing, technology, finance and other and shared services, to establish and take advantage of synergies. In addition, we created Telefónica m-Solutions, which acts as a consultant to our group companies in accordance with the guidelines provided by our “corporate center.”

In addition to permitting improved management of our business, these measures have already permitted us to achieve synergies from our operations in multiple markets. For example, based upon our experience in Spain, we have greatly increased our distribution networks in our Latin American markets, while implementing procedures designed to ensure a common corporate look, image and quality of service in all the markets where we operate. We have also sought to streamline our international roaming arrangements by managing roaming service in Latin America as a global business with group roaming agreements and unified customer care.

Best Practices Centers

The best practices centers are designed to promote the transfer of “best practices” among our different markets, to establish a forum for coordinating the launch of new initiatives and to contribute to the development of a common culture and practices for our operating companies. The centers include management from each of our operating companies organized across geographic lines by function. Each function is charged with identifying specific goals and objectives, establishing plans to achieve the goals and objectives and monitoring progress toward those goals and objectives.

In the short term, our best practices centers have identified the following initiatives:

•	Network:
➢	design and implementation of the corporate strategy for the Network Technology area;

➢	taking advantage of synergies in the design, configuration and maintenance of the network;

➢	reducing network costs;

➢	identifying, configuring and guaranteeing network development centers for the operators;

➢	negotiating with providers on a global basis the supply of equipment for network development, thereby taking advantage of economies of scale; and

➢	keeping abreast of technological developments in each market.

•	Information Technology:
➢	design and implementation of the corporate strategy for the Information Technologies area;

➢	taking advantage of synergies in the Information Systems area;

➢	optimizing network costs;

➢	developing best practices centers related to Information Technologies;

➢	leading the negotiations with technology providers on a global basis to take advantage of economies of scale; and

➢	reducing costs in the Information Technologies area.

•	Commercial:

➢	optimizing pricing structures for contract and pre-paid customers, using Pricing Segments and Preferential rates;

➢	improving customer care and loyalty programs;

➢	developing common procedures to reduce uncollectible debt and fraud; and

➢	developing common marketing procedures and tools, such as data warehousing and customer valuation models.

•	Services and Products:

➢	developing a common catalogue of services and products for all of our operators;

➢	creating “Centers of Excellence” to roll-out new products and services across the group;

➢	optimizing development and implementation costs for new products and services; and

➢	launching bundled services designed for multinational business customers.

•	Brand Image:

➢	developing our image as global operator; and

➢	trademark management.

Capital Expenditures and Divestitures

For a description of our capital expenditures during the last three years, please see “Item 5.B Liquidity and Capital Resources.” We have not made any significant divestitures during the past three years.

Public Takeover Offers

Acquisition of TCO.    On January 16, 2003 TCP entered into a Preliminary Stock Purchase Agreement with the Brazilian Company Fixcel to acquire up to 61.10% of the ordinary shares of TCO, which represents 20.37% of the total capital of TCO. On April 25, 2003, TCP finalized the acquisition. The purchase price was approximately reais 1.5 billion (approximately reais 19.49 per each lot of 1,000 shares acquired). As of the date of this annual report, TCP has paid reais 284.7 million of the total amount and the remaining will be paid in future installments. Please see “Item 5.B Liquidity and Capital Resources—Contractual Obligations and Commercial Commitments—Off-balance commitments.”

On May 25, 2003, in compliance with Brazilian legislation, TCP made a request to launch a tender offer, which is currently being reviewed by the CVM, for the voting shares of the minority shareholders of TCO for a price equal to 80% of the price paid to the controlling shareholders. The minority shareholders that tender their shares will be compensated pro rata, in the same manner as the controlling shareholders. After the acquisition and the tender offer, TCP expects to incorporate TCO’s shares and ADSs into TCP and de-list TCO’s shares.

Patents, Licenses and other Intellectual Property

We own trademarks registered in various jurisdictions which are assets of great value to our Spanish and international activities. We use these trademarks to convey an image of reliability and quality of service and to boost customer loyalty. Some of the most significant trademarks are MoviStar e-moción, Mensajería MoviStar, Movilfácil, Moviliberia, Moviline, Moviline Activa, Moviline Prepago, MoviStar, MoviStar Activa, MoviStar Activa Joven, Radiored, T MoviStar, T.M.E. and TSM. We also hold a non-exclusive license on a group of trademarks and trademark applications, including Telefónica MoviStar e-moción, Telefónica Mobile Solutions, Telefónica Móviles, Telefónica Móviles España and Telefónica MoviStar, awarded by Telefónica, S.A.

The Group also owns patents throughout the world and various domain names, such as movistar.com, TelefónicaMóviles.net, tsm.es or wap-movistar.org.

Regulation

The licensing, construction, operation and interconnection arrangements of wireless communications systems in Spain, Latin America and elsewhere are regulated to varying degrees by national, state or local and, to a lesser degree, supranational regulatory authorities.

We typically require licenses or concessions from the governments of the countries in which we operate. These licenses and concessions specify the types of services permitted to be offered by us and the conditions under which we may use the spectrum. The terms of our licenses and concessions are subject to review, and to interpretation, modification or revocation, by regulatory authorities in each country.

The construction, ownership and operation of our networks, the maintenance and renewal of our licenses and concessions and, in some cases, the pricing of our services and related matters are subject to regulation in each of our countries of operation. We also typically require governmental permits to engage in activities involving the construction and operation of network stations and cell sites.

The following is a summary of the material laws and regulations applicable to us and to the wireless industry generally in each of the countries in which we operate and of the material provisions of the licenses and concession that we hold.

Spain

The Spanish telecommunications market was liberalized and opened to competition in December 1998 after the enactment of the General Telecommunications Law, which went into effect in April of that year. The General Telecommunications Law and the regulations, royal decrees and ministerial orders enacted pursuant to its authority provide the regulatory framework for Spanish telecommunications.

The General Telecommunications Law superseded the prior Law on Telecommunications of 1987 with respect to the provision of telecommunications services and the installation and exploitation of telecommunication networks. However, legislation applicable prior to the enactment of the General Telecommunications Law continues to be in force in relation to concessions granted under that legislation to the extent that the provisions do not conflict with the General Telecommunications Law.

Under the prior regulatory regime, wireless telephone services were considered to be public services and, as such, were provided pursuant to a system of administrative concessions, which granted to operators the right to provide wireless telephone services and construct and operate the networks required to do so. One of our rights is still held in the form of an administrative concession that is governed by legislation applicable prior to the enactment of the General Telecommunications Law. We have made a request to the relevant authorities for the early termination of this concession, which was initially denied. We have appealed this decision. For further information see “Item 8.A Consolidated Statements and Other Financial Information—Legal Proceedings—Challenge to denial of request for abandonment of TETRA license.”

In this section and, to the extent relating to Spanish regulatory matters, in “Risk Factors,” references to “wireless operators” do not include wireless local loop operators.

Spanish Regulatory Authorities

The following governmental regulatory authorities oversee the Spanish telecommunications industry:

•	the Commission for the Telecommunications Market;

•	the Government Commission for Economic Affairs;

•	the Ministry of Science and Technology; and

•	the Ministry of Economy.

Licenses and Concessions

Administrative Concessions granted prior to the General Telecommunications Law.    At present, we hold an administrative concession to provide wireless services in the analog form on the 900 MHz band.

Our analog service concession expires on January 1, 2007. This concession was granted prior to the enactment of the General Telecommunications Law and was converted by the Ministry of Science and Technology into a license under the General Telecommunications Law.

Under this license, we are required to maintain quality standards, and respect the principles of neutrality and non-discrimination. We are subject to the following principal obligations under the concession:

•	to pay the Commission for the Telecommunications Market an annual fee of 0.1% of the income before tax from the provision of services;

•	to pay the Spanish Treasury an annual fee for use of spectrum;

•	to draft a standard contract with customers, subject to approval by the Ministry of Science and Technology;

•	to timely notify the Ministry of Science and Technology and associations of users and consumers of rates and amendments to rates applicable to customers;

•	to pay a fee for numbering;

•	to contribute to the universal service fund;

•	to pay other telecommunications operators for the use of carrier services; and

•	to keep separate accounts in order to avoid cross-subsidization between our services.

The Ministry of Science and Technology is empowered to amend our concession, for public interest reasons, subject to the Spanish Public Procurement Law and regulations thereunder. However, if an amendment is financially harmful to us, we may be entitled to compensation. This compensation would not, however, cover any harm resulting from the authorization of new competitors.

Following the enactment of the General Telecommunications Law, at the end of any concession term, or upon the revocation of a concession, the property associated with the concession is retained by the holder of such concession. A concession is subject to revocation or fines and lesser sanctions, upon the occurrence of certain events such as the bankruptcy of the company, transfer of the concession without administrative authorization, failure to abide by the terms of the concession, laws or regulations or reallocation of allotted frequencies on the radio-electric spectrum (in which latter case, we would be entitled to compensation).

Licenses granted after the enactment of the General Telecommunications Law.    We hold 18 individual licenses under the General Telecommunications Law, covering the following:

•	nationwide digital services (GSM and DCS-1800);

•	nationwide UMTS services;

•	trunking, or closed user group, services;

•	paging services (12 regional and 1 national service); and

•	fixed-line telephony.

Our digital licenses expire in 2010 and 2023, our UMTS license in 2020, our trunking licenses in 2014, 2016 and 2020, our paging license in 2012 and our fixed-line license in 2019. Our licenses can be extended according to the table below.

License Type	License Duration	Ending Date	Extension Period
B1 (fixed telephony)	20 years	July 8, 2019	10-year periods—the total duration of the license including extensions may not exceed 50 years

B2—GSM	15 years	February 3, 2010	5 years

B2 DCS—1800	25 years	July 24, 2023	5 years

B2—UMTS	20 years	April 18, 2020	10 years

C2 trunking	20 years	March 21, 2020	10 years

C2 paging	20 years	April 24, 2020	10 years

In March 2002, we made a request to the relevant authority that our trunking licenses be terminated due to changes in technical, economic and market conditions since the licenses were granted.

On November 29, 2002, the Telecommunications office finished the allocation of the DCS-1800 band license. We received a 2 x 24.8 MHz spectrum.

Our rights and obligations under the individual licenses are similar to those under our administrative concessions, though they generally require more disclosure of rates and product information to the Spanish regulatory authorities and the public and also require us to keep separate accounts for each of our activities and services. Additional obligations under our licenses include the following:

•	to pay to the Commission for the Telecommunications Market an annual fee of up to 0.2% (currently, 0.15%) of income before tax from the provision of services;

•	to pay the Spanish Treasury the following annual fees for use of spectrum:

Technology	Year 2001 (€MHz)	Year 2002 (€MHz)	Year 2003 (€MHz)
TACS	188,180.86	205,892	631,908.18
GSM	1,309,359.29	601,911.15	631,908.18
DCS-1800	1,267,027.72	601,984.13	505,643.32
UMTS	4,656,472.83	601,947.65	631,871.69
UMTS	4,656,472.83	601,947.65	631,871.69

•	to contribute, if requested by the Commission for the Telecommunications Market, to the financing of the costs of “universal” telephone service, including for handicapped persons and in geographically remote areas;

•	to refrain from engaging in anti-competitive conduct;

•	to share infrastructure with other operators when there is a public or environmental interest involved;

•	to facilitate interconnection with analog or digital networks of other operators;

•	to offer effective access to our network and guarantee, when necessary, interoperability of services; and

•	to fulfill our commitments concerning, among other matters, network build-out and coverage, timely introduction of service, quality standards and new employment undertakings as set forth in our license applications.

In the case of our UMTS license, we paid to the Spanish Treasury a one-time fee of €131 million in connection with the issuance of that license in 2001. The Spanish government adopted legislation imposing additional fees totaling approximately €233.3 million for the year 2001 for use of spectrum both for new UMTS licenses as well as existing analog and digital concessions and other uses. In 2001, the Spanish government adopted new legislation reducing such fees by 75% for the year 2002 and setting a framework for the determination of the amount of such fees for the next five years.

We were also required to provide bank guarantees totaling €1,100 million to secure commitments assumed in our UMTS license application. Telefónica Móviles España commenced administrative proceedings to change the current system of guarantees. On April 7, 2003 a resolution was announced that modifies the UMTS guarantee system for all operators. New annual guarantees will replace the current guarantees which amount to €631 million. The amounts of the new annual guarantee for Telefónica Móviles España will be as follows:

•	Period 0 (until service launch): €167.5 million;

•	Year 1: €167.5 million;

•	Year 2: €149.5 million;

•	Year 3: €114.8 million; and

•	Year 4: €114.8 million.

The resolution does not modify nor reduce the commitments assumed by Telefónica Móviles España in its license application nor diminishes the individual guarantee for each commitment. If a commitment is not satisfied in a given period, the guarantee compromised for that year in the license will be forfeited and the operator will have to replenish the annual guarantee. Currently Telefónica Móviles España is negotiating both with financial institutions and The Ministry the definitive terms of the new guarantees that will be replace the current ones.

In June 2002 we fulfilled the Spanish government’s requirements regarding initial roll-out of our UMTS network. In addition, the Spanish government has announced that it may, when UMTS technology is a reality, award additional licenses permitting the offer of wireless services, subject to spectrum availability.

Our licenses may be amended or revoked. Our licenses may be amended only for “objective” cause, including a change in law or for “public interest” reasons. We would not be entitled to any compensation in the event of an amendment to a license. Amendments to the applicable laws may also result in changes to the obligations of a license holder. Our licenses may be revoked if we fail to comply with any of the specified obligations or commitments in these licenses as well as for reasons similar to those applicable to our administrative concessions, as discussed above. In addition, any infringements defined in the General Telecommunications Law may result in the imposition of sanctions including fines.

Our individual licenses may be assigned or transferred subject to compliance with requirements similar to those applicable to our administrative concessions.

Our fixed-line license and our trunking and paging licenses impose additional obligations which we do not consider significant to our company and which we do not describe herein.

Our two digital licenses also impose upon us, among other things, the following additional obligations:

•	to comply with minimum coverage obligations established in the terms and conditions which governed the public bidding process for the concession;

•	to guarantee the extension of the service beyond Spain by executing roaming agreements with other telecommunications operators; and

•	to interconnect our network with the network of our competitors.

General Authorizations.    General authorizations are required to be obtained from the Commission for the Telecommunications Market or the Ministry of Science and Technology to provide services and to establish or operate networks that do not require individual licenses or that have not yet been made subject to regulation. We have obtained general authorizations to provide data transmission services to the public in order to provide internet access and other related services through our network. We have also obtained general authorizations to construct and operate private telephone networks for closed-user groups. Our general authorizations impose obligations and have other terms that are broadly similar to, but generally less stringent than, those imposed by our individual licenses.

Foreign Ownership/Restrictions on Transfer of Ownership

Under the General Telecommunications Law, non-European Union individuals or entities cannot own, directly or indirectly, more than 25% of our assets or share capital, unless such ownership is permitted by authorization of the Spanish government in cases of reciprocal treatment between Spain and a non-European Union country, or by specific agreement between Spain and a non-European Union country. Spain has ratified the Telecoms Annex to the General Agreement on Trade in Services, or GATS, pursuant to which specific authorization will not be required so long as direct or indirect control of 25% or more of our assets or share capital is owned by persons or entities domiciled in countries party to the Telecoms Annex to GATS.

Until 2007, the Spanish government holds approval rights for specified fundamental corporate transactions affecting us and our Spanish operating company. These approval rights, which are known as the “golden share,” were imposed on Telefónica, S.A. in January 1997 in the context of its privatization, and are applicable to Telefónica Móviles España and us through Telefónica, S.A.’s ownership of our shares. In our case, the transactions requiring Spanish government approval include, a voluntary dissolution, spin-off or merger, any transaction that would have the effect of decreasing Telefónica, S.A.’s interest in us or our interest in Telefónica Móviles España to less than 50%, any acquisition that would result in the acquiring entity owning 10% or more of our capital stock or that of Telefónica Móviles España, any sale, transfer or encumbrance of our material assets or any amendment to our by-laws relating to these provisions. These approval rights, which were adopted by several European governments in the context of the privatization of major national enterprises, are currently subject to challenge by the European Commission before the European Court of Justice. For further information, please see “Item 8.A Consolidated Statements and Other Financial Information—Legal Proceedings—European Court of Justice ruling on ‘golden shares’.”

Furthermore, in an effort to discourage significant cross-holdings in the telecommunications sector, persons or entities holding, directly or indirectly, 3% or more of the total share capital or voting rights of more than one of the top five wireless operators in Spain are not allowed to exercise their voting rights in excess of 3% in more than one of the top five wireless operators unless they have previously obtained authorization from the Commission for the Telecommunications Market. Similarly, managing more than one of the top five wireless operators is not permitted without prior authorization.

Rates

Wireless operators are generally free to fix customer rates for the provision of services under the General Telecommunications Law, except with respect to analog wireless services for which the Government

Commission for Economic Affairs has prescribed maximum rates. In accordance with the General Telecommunications Law, the Government Commission for Economic Affairs may prescribe temporary fixed, maximum and minimum rates, or criteria for establishing rates, based on actual costs of the services rendered and the degree of competition in the market. The Government Commission for Economic Affairs has imposed rate regulations for analog wireless services. The Government Commission has not regulated rates of digital wireless services to date. The Ministry of Science and Technology is reviewing methods of promoting increased competition in the Spanish telecommunications market. We cannot assure you that the Ministry of Science and Technology will not make recommendations affecting the pricing of wireless services in Spain or other aspects of our business.

Interconnection

The European Union’s Interconnection Directive (97/93/EC) requires member states, including Spain, to remove restrictions that prevent the negotiation of interconnection agreements, to ensure that interconnection agreements are non-discriminatory, and to ensure adequate and efficient interconnection for public telecommunications networks and services. Currently, Spanish law requires public telecommunications networks to provide interconnection to other public telecommunications networks established in Spain, the terms of which must be specified in an interconnection agreement between the parties. Interconnection agreements are subject to Spanish government regulations, such as the Spanish Interconnection Decree of 1998, and to supervision and arbitration by the Commission for the Telecommunications Market. In March 2002 the European Union passed Directive 2002/19/EC (the Access and Interconnection Directive), which must be transposed by member states into their national laws by July 25, 2003. Spain is in the process of implementing this Directive.

The terms of Telefónica de España, S.A.’s interconnections with other operators are regulated by the Commission for the Telecommunications Market through a “reference interconnection offer,” which contains price terms for interconnections with other operators, including our Spanish operating company. The relevant regulatory authority approved the initial reference interconnection offer in July 1999 and subsequent amendments, in each case at levels lower than those sought by Telefónica, S.A.’s fixed line operator. Consequently, Telefónica, S.A.’s fixed line operator has appealed the reference interconnection offer both as initially adopted and as amended, except for its most recent amendment. If these appeals are successful, the interconnection rates currently paid by our Spanish operating company and other operators to Telefónica, S.A.’s fixed line operator would increase and we might be liable for the difference between the interconnection fees paid in 1999, 2000 and 2001 and the interconnection fees sought by Telefónica, S.A.’s fixed line operator. Pending a decision regarding these appeals, the interconnection rates approved by the relevant regulatory authorities continue to apply.

The Service of the Competence Defence, dependant of the Department of Economy, has also opened an inquiry against us regarding an appeal made by Uni2 and WorldCom with respect to our interconnection fees. These operators claim that current fixed-mobile interconnection fees are discriminatory in comparison to on-net prices. If the appeal is successful, we could be obligated to reduce our interconnection fees.

Because we have been classified by the Commission for the Telecommunications Market as an operator with “significant market power” in the wireless communications and interconnection markets (a classification that is generally defined as the attainment of a market share of more than 25% measured by income tax generated by networks and services in the previous year), we are required, among other obligations, to facilitate cost-oriented interconnection rates on a non-discriminatory and transparent basis and report to the Ministry of Economy and the Ministry of Science and Technology regarding our compliance.

Other Provisions

The Spanish Interconnection Decree of 1998 requires all wireless operators in Spain to include “number portability” systems in their networks. Since October 2000, all wireless operators in Spain have offered “number portability,” which allows customers to keep their telephone numbers when changing providers.

As of December 31, 2000, wireless operators must offer carrier selection for international calls. This permits customers to pre-select a carrier for international calls and to circumvent their pre-selected carrier by dialing the ID number of another carrier before dialing a desired international number (call-by-call connection).

The General Telecommunications Law and its implementing regulations provide that operators with significant market power (and, in limited cases, operators without it) may be required to provide specified universal services and that all operators may be required to provide compulsory services and to comply with other public service obligations.

On March 20, 2002, the Government published an order regulating Virtual Mobile Operators, or VMOs. Companies wanting to operate as a VMO need a special license, which would provide them:

•	interconnection rights;

•	independent telephone numbers under the National Cellular Numbering Plan; and

•	an independent network code.

The order advocates that the benefit of these services should be based on the rule of “Permission, not Obligation,” with the safeguard that the agreements between the VMOs and other operators will have to respect the principle of no discrimination.

A VMO must inform the CMT of their contracts with other operators before offering services over their networks. A VMO does not have any coverage obligation nor the right to occupy public and private property or share infrastructure with other operators. The CMT has attributed several VMO licenses in 2002.

European Union

As a Member State of the European Union, Spain is required to comply with European Union legislative instruments and to enact national law giving effect to European Union legislation. The European Commission has become increasingly active in the regulation of the telecommunications industry in the European Union and its member states. The European Commission primarily regulates telecommunication operators through the issuance of directives and administrative proceedings.

Significant Market Power

The European Union’s Interconnection Directive (97/33/EC) requires, that where an operator has a market share of 25% or more, or is capable of determining market conditions, the relevant Member State regulatory authority shall declare such operator to have “significant market power” in the relevant market where it operates. If an operator is found to have significant market power, under the Interconnection Directive, it must satisfy all reasonable requests by other operators for access to its network and must provide detailed information relating to the interconnection and special network access offered.

Network services are the services provided by one operator to allow another operator to have access to its networks. In Spain, the telecommunications regulatory authorities have not yet specified which network services in the wireless market are to be classified as special network access, so it is unclear which network services we may be required to offer and on what terms.

A wireless operator found to have significant market power is also obliged to provide interconnection at non-discriminatory terms (defined as those terms under which that operator provides similar services to itself, its other group companies and its partners). Operators with significant market power in the operation of fixed line networks or leased lines must also offer interconnection on transparent terms and at cost-oriented prices (i.e., prices which are derived from their costs, plus a reasonable margin) and must keep detailed and appropriately separated cost accounts for verification by regulatory authorities.

The Interconnection Directive does not specify which services should be classified by national regulators as “interconnection” as opposed to “special network access.” Consequently, the terms on which an operator found to have significant market power may offer a particular service in a country depend on the way in which the relevant national regulatory authority classifies that service. There is considerable scope for different regulation of the provision of these services among the European Union member states.

Because we have been found to have significant market power in Spain for interconnection services, we could be obliged to provide call termination on a cost-oriented basis, i.e., with service prices reflecting the underlying costs incurred in providing it, and be subject to special rules reserved for dominant market operators requiring us to provide some of our services on terms which are not favorable to us, including low prices.

In March 2002, the Directive 2002/21/EC was passed. It replaces current market share criteria used to determine significant market power with antitrust law criteria. The new Directive includes a list of relevant markets and calls upon member state regulators to ascertain that a minimum level of competition exists within these relevant markets. If member state regulators determine that the degree of competition is insufficient in a relevant market, they must impose corrective measures to remove barriers to competition in such relevant market.

Regulation of Call Termination Charges

The charges that we impose on other operators for carrying calls handed over from their networks to our customers are known as “call termination charges.” In July 1998, the European Commission opened an investigation into the termination charges of European mobile telecommunications operators, including charges for the termination of calls on a wireless network.

In November 1999, MCI WorldCom made a complaint to the competition directorate of the European Commission, claiming that the call termination charges imposed by a number of European wireless operators could be classified as an abuse of those operators’ dominant positions in relevant markets. In 2002, the European Commission upheld MCI WorldCom’s complaint and, as a result, we may be compelled to decrease our wireless interconnection fees.

Regulation of International Roaming Charges

In January 2000, the European Commission opened an investigation under its competition powers into the international roaming charges of European wireless communications operators. The European Commission has sent requests for information to all European wireless operators (including Telefónica, S.A.) seeking to establish whether the level of these charges amounts to a breach of European Union competition rules. The European Commission requested detailed information to be provided within two months, after which it began assessing the information provided before making any further decision on possible breaches. If the European Commission finds that we are in breach of European Union competition rules, we could be subject to enforcement action, including fines and penalties.

New Regulation of the Telecommunications Industry

On January 1, 2001, the Council of Ministers and the European Parliament approved legislation proposed by the European Commission aimed at consolidating the regulation of all communications networks and services. This legislation includes, among other provisions, harmonization directives relating to authorization, access, interconnection, universal service, user rights and data protection and a framework to ensure well-coordinated distribution of the radio spectrum. It also includes new regulations relating to access and interconnection that will result in increased regulation of our company’s activity. In addition, the Commission has issued new competition guidelines that will apply when charges of abuse of dominant market position are brought in antitrust cases. The concept of “significant market power” has been amended as outlined in “—Significant Market Power” above. These laws must be transposed to the national laws of each European Union member state by July 25, 2003.

Germany

The legal framework for the regulation of the telecommunications sector in Germany is governed by the German Telecommunications Act, which was enacted on August 1, 1996 and implemented the liberalization of the German telecommunications market, as mandated by the directives of the European Commission.

The principal objectives of the Telecommunications Act are to promote competition in the telecommunications sector through regulatory measures, to guarantee appropriate and adequate telecommunications services throughout Germany and to provide for the regulation of frequencies. The Telecommunications Act aims to achieve these objectives principally by requiring licenses for the conduct of certain telecommunications activities, allocating frequencies, securing universal service and subjecting enterprises having dominant positions in particular telecommunications markets, “market-dominant providers,” to a special regulatory framework. The regulatory regime for wireless telecommunications is essentially the same as for other telecommunications businesses.

German Regulatory Authorities

Regulatory functions under the German Telecommunications Act are performed by the Regulatory Authority, which is supported by other government bodies. The Regulatory Authority has various powers under the German Telecommunications Act, including the authority to grant and revoke licenses, to control network access and interconnection, to impose universal service obligations and to approve or review the rates and related terms of market-dominant providers.

Licenses and Concessions

The German Telecommunications Act establishes a licensing requirement for, among other matters, the operation of transmission lines for mobile telecommunications services for the public (class 1 licenses). Hence, a class 1 license is needed for the operation of transmission lines for the provision of UMTS services. Any party providing telecommunications services has to notify the Regulatory Authority of its operations and any changes made to those operations.

Group 3G, in which our company holds a 57.2% interest, was awarded, through Group 3G UMTS GmbH, one out of six telecommunications licenses with the respective frequency blocks for the operation of transmission lines for the provision of UMTS services in the territory of the Federal Republic of Germany. This license expires on December 31, 2021. The license allocation rules neither explicitly permit nor exclude an extension period upon expiration.

Under the UMTS license, Group 3G was allocated frequency packages of two paired, or two-way, 5 MHz channels and one unpaired, or one-way, 5 MHz channel. Group 3G can use these frequencies within the license territory, unless there is a need to coordinate with other users of the same or bordering frequencies. Group 3G has also been awarded a class 3 license, which allows it to deploy proprietary telecommunications infrastructure.

Under our UMTS license, we are required to meet certain coverage targets. Specifically, we must reach 25% of the population by year-end 2003 and 50% of the population by year-end 2005. If we do not meet the minimum coverage requirements by the date set in our licenses, the respective regulatory authorities could suspend, change or revoke the terms of the licenses.

Foreign Ownership/Restrictions on Transfer and Change in Ownership

There are no restrictions on foreign ownership of telecommunications operators or other companies in Germany. Any transfer of the UMTS license must be in writing and requires the prior written approval of the Regulatory Authority. Group 3G must notify the Regulatory Authority of any change in its ownership. In 2001, we notified the Regulatory Authority of the merger of Telefónica Móviles Intercontinental, S.A., which held our interest in Group 3G, into Telefónica Móviles España, S.A.

Group 3G will not be subject to rate regulation under the German Telecommunications Act unless it becomes a market-dominant operator. Like other licensees, it must submit its rates and other general terms and conditions to the Regulatory Authority in writing before they take effect. The Regulatory Authority may object to them within a period of four weeks. An objection would render the terms and conditions invalid. Group 3G must publish its terms and conditions and make them accessible to all interested parties.

Network Access and Interconnection

The German Telecommunications Act regulates general and special network access (including interconnection). In principle, each operator of a public telecommunications network is obligated, irrespective of its market position, to submit an offer for interconnection with its network to other operators at their request. Prices for interconnection between UMTS licensees to allow carrier selection are subject to negotiation. If public telecommunications carriers fail to reach an agreement on interconnection, the Regulatory Authority is called upon to order interconnection at the request of a party and may to a certain extent determine the terms and conditions of interconnection. Agreements on special network access are subject to certain regulations prescribed by the Network Access Ordinance, in particular the obligation to offer unbundled services and access. In addition, special provisions apply to market-dominant providers obligating them to offer network access on a non-discriminatory basis. In January 2002, a new system to calculate interconnection prices charged by Deutsche Telekom AG, as the German market-dominant provider, was enacted. Under this new system, interconnection prices will be based on the cost of the network elements necessary for the provision of the interconnection services.

Other Provisions

As the operator of a public telecommunications network, Group 3G must structure agreements with providers of telecommunications services for the general public so that these service providers are neither exclusively bound to Group 3G for an excessive period of time nor restricted in their own pricing and service conditions. Group 3G generally is obligated not to grant service providers less favorable conditions than those applied to itself or to its affiliated companies. Under the UMTS license, Group 3G, its affiliates and its competitors, are prohibited from becoming active as service providers for network operators active in the same relevant market in Germany.

Wireless network operators in Germany are generally obligated to provide number portability. UMTS licensees will be obligated to guarantee number portability from the start of their UMTS operations.

Italy

The legal framework for wireless telecommunications licenses in Italy is governed by Presidential Decree No. 318, issued on September 19, 1997, and Ministerial Decree of November 25, 1997. Regulatory functions under the Presidential Decree and the Ministerial Decree are performed by the Ministry of Telecommunications and the Authority for the Guaranty of Telecommunications.

Licenses and Concessions

The IPSE 2000 consortium, in which our company directly and indirectly holds 45.6%, has been awarded one out of five UMTS licenses in Italy.

Under this license, IPSE 2000 has been allocated frequency packages of two paired, or two-way, 15 MHz channels. In addition, license awardees which were not operating formerly in Italy received 5 MHz of additional spectrum which has been returned by IPSE 2000. This license expires on December 31, 2022 and may be extended, subject to the submission of a request six months prior to the expiration, for additional twenty year periods.

Under our UMTS license, we are required to meet certain coverage targets. Specifically, we must reach all regional capitals by July 1, 2004, all provincial capitals by year-end 2007, the region of Camarra by year-end 2005 and eighteen cities by year-end 2006. If we do not meet the minimum coverage requirements by the date set in our licenses, the respective regulatory authorities could suspend, change or revoke the terms of the licenses.

The Italian authorities are currently reviewing a draft Italian Law of Telecommunications that implements the European Directives and regulates spectrum trading.

Foreign Ownership/Restrictions on Transfer and Change in Ownership

There are no restrictions on foreign ownership of telecommunications operators or other companies in Italy for European Union members, members of the World Trade Organization or individuals or entities of a non-European Union country with which Italy has entered into a telecommunications agreement.

IPSE 2000 must notify the Authority for the Guaranty of Telecommunications of any change in its ownership. In 2001, we notified the Authority for the Guaranty of Telecommunication of the merger of Telefónica Móviles Intercontinental and Telefónica Móviles España.

Rates

IPSE 2000 will not be subject to rate regulation in Italy unless it becomes a market-dominant operator. Like other licensees, it must submit its rates and other general terms and conditions to the Authority for the Guaranty of Telecommunications before they take effect.

Interconnection

The Decree on the grant of individual licenses, issued on November 25, 1997, requires market-dominant operators to provide interconnection to other operators at cost-based prices. Each operator of a public telecommunications network, irrespective of its market position, is required to enter into negotiations regarding interconnection with its network at the request of any other operator. If public telecommunications carriers fail to reach an agreement on interconnection within six weeks, each operator may call upon the Authority for the Guaranty of Telecommunications to determine the terms and conditions of interconnection between the relevant operators.

Other Provisions

The UMTS license cannot be assigned for a period of four years from the date it is granted.

Specific rules concerning wireless carrier selection and other matters have not yet been provided by the appropriate government bodies. Since May 2002, most GSM operators in Italy have offered number portability.

Austria

The legal framework for the regulation of the telecommunications sector in Austria is governed by the Austrian Telecommunications Act of 1997 and various regulations and ordinances enacted pursuant to this Act.

The Ministry of Transport, Innovation and Technology is responsible for defining the legal framework for the telecommunications sector in Austria by means of ordinances and regulations and is supported in its functions by the advisory board on telecommunications issues. The Ministry of Transport, Innovation and Technology is responsible for releasing frequencies to the relevant regulatory body for allocation.

Austrian Regulatory Authorities

The following regulatory authorities oversee the telecommunications industry in Austria:

•	The Telekom Control Commission, which acts in a quasi-judicial capacity, has various powers under the Austrian Telecommunications Act of 1997, including the authority to grant and revoke licenses, to approve rates and related terms and conditions of market-dominant providers, to determine payment obligations to the universal service fund by licensees and the compensation paid to universal service providers from such fund, to settle disputes relating to interconnection, to allocate frequencies and to prevent cross-subsidizing; and

•	The Regulatory Authority for Broadcasting and Telecommunications (RTR), which is responsible for promoting a competitive and liberalized market and, more specifically, administrating number portability, arbitrating disputes and providing support and advice to the Telekom-Control Commission.

Licenses and Concessions

We were awarded one out of six UMTS licenses in Austria. Under this license, we have been allocated frequency packages of two paired, or two-way, 5 MHz channels within the designated frequency spectrum. Operation pursuant to each frequency is subject to authorization from the relevant telecommunications authority. We can use these frequencies within the license territory. Restrictions on usage in border areas will be determined pursuant to the authorization to operate each frequency. This license expires on December 31, 2020. UMTS licenses in Austria can be renewed without limitation, either in duration or how often. Limitations on the duration of licenses may be imposed only when necessary due to scarce resources.

Under our UMTS license, we are required to meet certain coverage targets. Specifically, we must reach 25% of the population by year-end 2003 and 50% of the population by year-end 2005. If we do not meet the minimum coverage requirements by the date set in our licenses, the respective regulatory authorities could suspend, change or revoke the terms of the licenses. Additionally, if we fail to comply with these minimum coverage requirements, we will have to pay a penalty based on the nature of the requirement.

Foreign Ownership/Restrictions on Transfer and Change in Ownership

We must notify the Telekom Control Commission of any change in our ownership. Any change in our ownership which may have an adverse effect on competition is subject to the approval of the Telecommunications Control Commission. In 2001, we notified the authorities of the merger of Telefónica Móviles Intercontinental and Telefónica Móviles España.

Rates

We will not be subject to rate regulation under the Austrian Telecommunications Act of 1997 unless we become a market-dominant operator. Like other licensees, we must submit our rates and other general terms and conditions to the regulatory authority in writing before they take effect. We must publish our terms and conditions and make them accessible to all interested parties.

Interconnection

The Austrian Telecommunications Act of 1997 requires the market-dominant operator to provide interconnection to other operators. Each operator of a public telecommunications network, irrespective of its market position, is required to enter into negotiations regarding interconnection with its network at the request of any other operator. If public telecommunications carriers fail to reach an agreement on interconnection within six weeks, each operator may call upon the Telekom-Control Commission to determine the terms and conditions of interconnection between the relevant operators.

Other Provisions

In accordance with the Austrian Telecommunications Act of 1997, network access providers must offer carrier selection. Wireless network operators in Austria are generally obligated to provide number portability.

Switzerland

The legal framework for the regulation of the telecommunications sector in Switzerland is governed by the Swiss Federal Telecommunications Act, which was enacted on April 30, 1997, and implemented the liberalization of the Swiss telecommunications market, as mandated by the directives of the European Commission.

The Swiss Federal Telecommunications Act seeks to guarantee the availability of a diverse range of cost-effective, high quality and competitive telecommunications services.

Swiss Regulatory Authorities

The following regulatory authorities oversee the telecommunications industry in Switzerland:

•	The Federal Communications Commission, an independent administrative body, has various powers under the Swiss Federal Telecommunications Act, including the authority to grant licenses, to control interconnection, to allocate frequencies, to approve national numbering plans, to regulate number portability and the freedom to choose service providers for national and international connections and to impose sanctions; and

•	The Federal Office for Communication, an administrative body under the direction of the Federal Communications Commission, is responsible for adjudicating certain licenses, submitting proposals to the Federal Communications Commission, executing the decisions of the Federal Communications Commission and mediating interconnection disputes among providers, among other responsibilities.

Licenses and Concession

We have been awarded a UMTS license in Switzerland. Under this license, we will be allocated frequency packages of two paired, or two-way, 15 MHz channels and one unpaired, or one-way, 5 MHz channel within the designated frequency spectrum. This license expires on December 31, 2016, and may be extended subject to the submission of a request to the Federal Communications Commission prior to December 31, 2014 for additional fifteen year periods.

Under our UMTS license, we are required to meet certain coverage targets. Specifically, we must reach 50% of the population by year-end 2004. If we do not meet the minimum coverage requirements by the date set in our license, the regulatory authority could suspend, change or revoke the terms of the license.

Foreign Ownership/Restrictions on Transfer and Change in Ownership

There are no restrictions on foreign ownership of telecommunications operators in Switzerland. Restrictions on foreign ownership may apply with respect to real property in Switzerland.

Any transfer of the UMTS license must be in writing and requires the prior written approval of the regulatory authorities. In 2001, we notified the authorities of the merger of Telefónica Móviles Intercontinental and Telefónica Móviles España, but since the merger did not change the beneficial ownership of 3G Mobile AG, no authorization was required. Any direct or indirect change of ownership of the license, including the acquisition by a third-party of 20% or more of our ordinary shares, shall be deemed a transfer of the license.

Rates

We will not be subject to rate regulation under the Swiss Telecommunications Act, except with respect to any universal service obligations. Like other licensees, we must submit our rates to the Federal Office for Communication or publish them on our internet site every six months.

Network Access and Interconnection

The Swiss Telecommunications Act regulates interconnection. Each operator of a public telecommunications network is obligated to negotiate interconnection agreements with other network operators. If public telecommunications carriers fail to reach an agreement on interconnection within three months, the regulatory authority may determine the terms and conditions, including prices, of interconnection between the relevant operators. Market-dominant operators may be required to facilitate cost-oriented interconnection rates on a non-discriminatory and transparent basis.

Other Provisions

All UMTS licensees are obligated to use co-use antenna sites with other operators when building-out their network infrastructure. Restrictions regarding the construction of antenna sites are governed by federal and local regulation.

One of the other UMTS licensees, which also operates a GSM network, will be required to grant us national roaming on the terms and conditions set forth in the license. We may require such operator to offer us national roaming on the GSM network once we meet the 20% coverage target.

Under the Swiss Telecommunications Act, we are required to offer carrier selection and to provide number portability and certain compulsory services.

Brazil

The delivery of telecommunications services in Brazil is subject to regulation under the regulatory framework provided in the General Telecommunications Law enacted in July 1997. This law established an independent regulatory agency called the National Agency for Telecommunications, or ANATEL, which has begun to adopt a series of regulations to implement the provisions of the Telecommunications Law. Telecommunications services are also regulated by decrees issued by the President of Brazil and orders issued by the Ministry of Communication that are being replaced by new regulations issued by the National Agency for Telecommunications. Under this regulatory framework, telecommunications service providers may operate under concessions or authorizations that authorize them to provide specified services and which set forth certain obligations. Brazil is divided into ten geographical regions for the purposes of wireless communications operations. Companies seeking to offer wireless communications services in any one of those regions are required to apply for a license.

The table below sets forth the ten wireless operating regions in Brazil and the wireless operators authorized to provide wireless communications services in such regions.

Band
Region	Band A	Band B	Band C	Band D	Band E
Region 1
São Paulo Metropolitan Area	Telesp Celular	Bell South	None assigned	Telecom Italia	Telecom Americas
Region 2
São Paulo State		Telecom Americas	None assigned		Vésper

Region 3	Tele Sudeste Celular	ATL	None assigned	Telemar	Telecom Italia
Rio de Janeiro State Espírito Santo State

Region 4	Telemig Celular	Maxitel	None assigned		Vésper
Minas Gerais State

Region 5
Paraná State Santa Catarina State	Tele Celular Sul	Global Telecom	None assigned	Brasil Telecom	Telecom Americas

Region 6
Rio Grande do Sul State	Celular CRT	Telet	None assigned	Telecom Italia	Brasil Telecom
Region 7	Tele Centro Oeste Celular (TCO)	Americel	None assigned
Distrito Federal Goiás State Tocantins State Mato Grosso State Mato Grosso do Sul State Rondônia State Acre State

Region 8	Tele Norte Celular	Norte Brasil Telecom (NBT)	None assigned		Telecom Italia
Amazonas State Amapá State Pará State Maranhão State Roraima State

Region 9			None assigned		Telecom Americas
Bahia State Sergipe State	Tele Leste Celular	Maxitel		Telemar

Region 10	Tele Nordeste Celular	BSE	None assigned		Vésper
Piaui State Ceará State Rio Grande do Norte State Paraíba State Alagoas State

Brazilian Regulatory Authorities

The National Agency for Telecommunications, ANATEL, is the principal regulatory authority for the Brazilian telecommunications sector pursuant to the Telecommunications Law and Decree No. 2338 dated October 7, 1997. ANATEL is an independent regulatory agency, but it is required to inform the Ministry of Communications of its regulatory activities on an ongoing basis.

On March 21, 2003, a Presidential Order was enacted (Order 4635/2003) to create two new regulatory offices linked to the Ministry of Communications: the Office of Communication Services and the Office of Telecommunications. The Office of Communication Services will be in charge of regulating broadcasting services and the Office of Telecommunications will supervise ANATEL activities. This Order will restructure the institutions, competences and functions of the Brazilian regulatory authorities.

Licenses and Concessions

On December 4, 2002, ANATEL authorized the contribution to Brasilcel, the joint venture between Telefónica Móviles and Portugal Telecom, of the wireless assets in Brazil of both Groups, and allowed the migration of Brasilcel’s operators to a new licensing regime, Personal Mobile Service, or the SMP regime. Accordingly, Brasilcel’s operators replaced all their old licensing titles with new SMP authorization titles. The old licensing titles were concessions, granted under the Cellular Mobile Service, or the SMC regime. The new SMP authorizations include the right of providing cellular services for an unlimited period of time but restrain the right of using the spectrum according to the schedules listed in the old licensing titles (Celular CRT until 2007, Telerj Celular until 2005, Telest Celular until 2008, Telebahía Celular and Telergipe Celular until 2008 and Telesp Celular until 2008). Spectrum rights can be renewed for a 15-year period only once.

The wireless companies who operate pursuant to authorizations are subject to general obligations set forth by the National Agency for Telecommunications and to obligations pursuant to each authorization agreement concerning quality of service and network expansion and modernization.

Mobile Personal Service (SMP) Regulation

In November 2000, The National Agency for Telecommunications published regulations for the issuance of new SMP licenses to provide wireless communication services, using the 1800 MHz frequency band. New operators under SMP licenses will compete with existing SMC cellular operators in each region. ANATEL held auctions for SMP licenses during the first quarter of 2001 and 2002 in which some SMP licenses were awarded.

Band A and Band B cellular service providers have the option of exchanging their existing SMC concessions for SMP authorizations.

The main objectives of the new SMP regime are to facilitate both the consolidation of wireless operators and the convergence regulation.

SMP regulation has substituted the older SMC regime, or Cellular Mobile Service. Wireless operators must comply with the new SMP regulations after replacing their concession, with the following exceptions:

•	Operators will have until May 31, 2003 to adapt service plans;

•	Operators will have until July 6, 2003 to introduce carrier selection codes and implement call-by-call long distance carrier selection;

•	Operators will have until December 31, 2003 to introduce reverted charge pre-paid services;

•	Operators will have 180 days after replacing their concession (SMC) to comply with SMP quality indicators; and

•	Operators should use the “bill and keep” interconnection payment method after July 31, 2004.

Foreign Ownership/Restrictions on Transfer of Ownership

Under Brazilian law, Brazilian entities or persons must own a majority of the voting shares of wireless service providers. In addition, if a company owns more than 20% of the shares of a wireless service provider, or otherwise participates in control of a wireless service provider, it may not hold 20% or more of the shares or participate in the control of another licensed wireless provider in the same area.

Rates

The rates that wireless service providers may charge their customers are also regulated by the SMP regime. The SMP regime allows operators to either freely negotiate their interconnection rates with other operators or apply a maximum rate fixed by ANATEL, and reviewed annually. In addition, under the SMP rules, the retail rates charged to customers for fixed to mobile calls cannot be less than the sum of the interconnection fees charged on the fixed and mobile call.

Other Provisions

Currently, there is no number portability requirement for wireless service providers in Brazil; however, we expect that this requirement may be included in future telecommunications regulations.

There are no limitations on the distribution of dividends in Brazil. However, dividends to be distributed outside of Brazil must be made through an exchange agreement entered into between the company distributing the dividends and a Brazilian bank authorized to operate in the exchange market, which will make the dividend payment to the entity abroad.

Peru

The provision of telecommunications services in Peru, including wireless services, is governed by the Telecommunications Law, which was enacted in 1993, and related regulations. Pursuant to this law, providers of wireless services seeking to operate in Peru must obtain a non-exclusive license from the Ministry of Transport, Communications, Housing and Construction. Licenses are granted by means of a license agreement entered into between the Ministry and the licensee and set forth the licensee’s rights and obligations, including the regions where the licensee is authorized to operate. Licenses are granted either by application or through a bidding process.

Peruvian Regulatory Authorities

The following regulatory authorities oversee the telecommunications industry in Peru:

•	The Ministry of Transport, Communications, Housing and Construction is responsible for, among other things, formulating, supervising and carrying out telecommunications policies and regulations; and

•	The Organization for Supervision of Private Investment in Telecommunications, or OSPITEL, is responsible for promoting private investment in the telecommunications sector, ensuring the development of a free and fair telecommunications market, guaranteeing the quality and efficiency of service provided to customers and regulating rates.

Licenses and Concessions

In 1991 and 1992, Telefónica del Perú’s government-owned predecessors, Compañía Peruana de Teléfonos S.A., was granted a license for the provision of wireless services in Lima and Callao, and Entel Perú S.A. was granted a license for the provision of wireless service nationwide. In 1995, Entel Peru was merged into Compañía Peruana de Teléfonos and the surviving entity changed its name to Telefónica del Perú. Each of these licenses is for a term of 20 years and expires on May 24, 2011 and February 1, 2012, respectively. Each license can be renewed for twenty year periods at its expiration by filing an application at least two years prior to the expiration date.

In October 1999, the Ministry authorized the transfer of Telefónica del Perú’s wireless and paging licenses to its wholly-owned subsidiary, Telefónica Móviles S.A.C., effective on January 1, 2000. Under this transfer, Telefónica Móviles S.A.C. assumed all Telefónica del Perú’s rights and obligations pursuant to the relevant license agreements.

Pursuant to Peruvian regulations, when a license involves use of spectrum, the service provider must obtain a specific authorization from the Ministry. Also, the licensee must satisfy target use levels with respect to the assigned frequencies.

Telefónica Móviles S.A.C. has the following authorizations to use spectrum:

•	Wireless service. Sub Band A of the 800 MHz band; and

•	Paging service. Frequency in the 450 MHz band.

Under its license to provide wireless services, Telefónica Móviles S.A.C. is obligated to meet certain quality service requirements with respect to call failure, radio-electric coverage and quality of communications. These requirements are established on a yearly basis and are gradually increased in order to improve the quality of the service provided. Telefónica Móviles S.A.C. is also obligated to inform its customers, before entering into a contract, of all terms and conditions of the services to be provided as well as all available plans. Telefónica Móviles S.A.C. must provide free information to subscribers regarding their consumption charges and the balance of their accounts.

In December 2001, we were awarded a license to provide long distance international and domestic carrier services.

Under the current license and telecommunication regulations, wireless service providers pay the following taxes:

•	Commercial operation rate. An annual rate equal to 0.5% of gross revenues from wireless services. Revenues derived from settlements of international traffic are included for the purpose of calculating this tariff;

•	Tax for use of spectrum. This annual tax is paid by licensees of base stations and is calculated as a percentage of Peruvian tax units. Telefónica Móviles S.A.C. pays 20% of a tax unit for each commuting cellular station and 0.5% for each wireless station depending on the capacity of the relevant commuting central;

•	Special contribution to Telecommunications Investment Fund. Telefónica Móviles S.A.C. is subject to this special annual contribution that equals 1% of Telefónica Móviles S.A.C.’s annual gross revenues, after deducting the general sales tax and other similar taxes; and

•	Supervision Fee. A monthly supervision fee is paid to the Organization for Supervision of Private Investment in Telecommunications of 0.5% of Telefónica Móviles S.A.C.’s gross revenues from services, after deducting the general sales tax and other similar taxes.

Rates

Rates charged by wireless providers to their customers have been subject to a free tariff regime supervised by the Organization for Supervision of Private Investment in Telecommunications. Operators freely establish their rates for telephone calls by fixed-line users to wireless service, and vice versa. Currently, the two tariffs in force are “the wireless user pays” and “the calling party pays.” In February 1999, however, the Organization for Supervision of Private Investment in Telecommunications issued a resolution stating that rates applicable to communications between the users of fixed-line services and the users of wireless services were then under review, and that until this review was complete, existing rates could not be increased. Thereafter, the Organization for Supervision of Private Investment in Telecommunications authorized a 6.21% and a 4% increase in the rates applicable to calls made from fixed and public telephones, respectively, to wireless users.

Interconnection

Wireless service providers are required, upon request, to interconnect with other license-holders. Telefónica del Perú and Telefónica Móviles S.A.C. have entered into an interconnection agreement. According to the principles of neutrality and non-discrimination contemplated in the Telecommunications Law, the conditions agreed upon between Telefónica del Perú and Telefónica Móviles S.A.C. will apply to third parties in the event that those conditions are more beneficial than terms and conditions agreed upon separately with Telefónica del Perú or with Telefónica Móviles S.A.C., as the case may be.

Interconnection rates can be negotiated among wireless operators in Peru. Nevertheless, there is a maximum rate fixed by OPSITEL for termination rates of local calls. This rate is calculated by OPSITEL based on market information and projections.

Foreign Ownership/Restrictions on the Transfer of Ownership

Currently, in Peru, there are no special restrictions relating to foreign investment in wireless service providers.

Our licenses are subject to the following terms and conditions relating to transfer of ownership:

•	the license cannot be assigned without the Ministry’s prior consent; and

•	in case of transfer of shares representing more than 10% of the capital stock of the licensee, the parties shall have to inform such transfer to the Ministry within ten days of the date when the transfer took place.

Argentina

The state-owned telecommunications service provider, ENTEL, was privatized in 1990 with the passing of the State Reform Act. The telecommunications regulatory regime in Argentina is centered upon a system of region-specific and service-specific laws enacted under the National Telecommunications Act of 1972, which govern the issuance of licenses to provide wireless services and authorizations for use of spectrum.

For purposes of telecommunications regulation, Argentina is divided into three geographical regions: Greater Buenos Aires; Northern Argentina; and Southern Argentina. Argentine regulatory authorities also classify the specific telecommunications services that may legally be offered in each of these regions. In September 2000, the Argentine government adopted new regulations that provide for the issuance of nationwide licenses for the provision of all telecommunications services. Nevertheless, a wireless services provider seeking to operate in any one or more of the three regions must apply to the Secretariat of Communications for the allocation of frequencies in respect of each region.

Licenses to provide services are issued pursuant to an administrative process that is subject to terms and conditions set by regulatory authorities. In the case of wireless service, a separate authorization for use of spectrum is also required.

Argentine Regulatory Authorities

The following regulatory authorities oversee the Argentine telecommunications industry:

•	The National Communications Commission supervises compliance with licenses and regulations, and approves changes to mandatory goal and service requirements; and

•	The Secretariat of Communications grants new licenses, regulates the bidding and selection processes for radio-spectrum authorizations, and approves the related bidding terms and conditions.

Licenses and Concessions

Telefónica Comunicaciones Personales S.A.’s licenses for the provision of wireless services include the following:

•	PCS licenses and corresponding authorizations for use of spectrum for each of Northern Argentina, Southern Argentina and Greater Buenos Aires;

•	Licenses and corresponding authorizations for use of spectrum for wireless telephone services for Greater Buenos Aires and Southern Argentina, respectively; and

•	Licenses for trunking, or closed user group, services for Greater Buenos Aires and other provinces.

Licenses do not expire, but may be canceled as the result of an operator’s failure to comply with the terms of its license.

An authorization from the Secretariat of Communications allowing for use of spectrum is required before a telecommunications operator may provide wireless services. No wireless service provider may hold a bandwidth of more than 50 MHz in any one service region.

Telefónica Comunicaciones Personales’ operating licenses require it to comply with the coverage and service provision undertakings contained in those licenses, but they, in turn, allow Telefónica Comunicaciones Personales to freely set the rates to be charged to its customers, as long as the rates are applied on a non-discriminatory basis.

Rates

Rates charged to customers are not regulated in Argentina.

Interconnection

Interconnection agreements are freely negotiated between operators. If they fail to reach an agreement, each operator may call upon the Secretariat of Communications to determine the terms and conditions of interconnection between the relevant operators.

Operators with “significant market power” (defined as operators with more than 25% of total gross revenues generated by wireless operations) and market-dominant operators (operators with more than 75% of total gross revenues) must provide cost-oriented interconnection prices. Market-dominant operators must provide interconnections with other operators through a “reference interconnection offer.”

A “calling party pays” billing system is being gradually implemented, which will increase our interconnection revenue.

Other Provisions

Under Argentine law, wireless telephone service providers have the right to enter calls into the networks of other telephone service providers at any point, and are allowed to interconnect directly with the other wireless telephone service operators. The Secretariat of Communications regulates the rates charged for interconnection between fixed-line and wireless systems and also between wireless systems. Nevertheless, Argentine law provides that interconnection agreements are to be freely-negotiated between the relevant service providers, on a non-discriminatory basis, in order to ensure that interconnection for public telecommunications networks and services is not hindered, delayed or prevented.

Although there are no substantive government restrictions on the ability to transfer interests in wireless operators, governmental authorization is required for transfers or changes of control. There are no significant restrictions on foreign ownership of telecommunications companies or the repatriation of earnings from such ownership.

On January 6, 2002, Law No. 25,561 on Public Emergency and Exchange System Reform (the “Economic Emergency Law”) was passed, amending the currency board that pegged, by law, the Argentine peso at parity with the U.S. dollar (the “Convertibility Law”). It was established a dual exchange rate whereby export and certain import transactions would be governed by a fixed, “official” exchange rate of Ps.1.40 to US$1.00, while all other transactions would be governed by a floating rate to be set freely by the exchange market, with occasional intervention by the Central Bank of Argentina. The Argentine government has implemented a series of additional measures, among the most relevant of which are the following:

•	The conversion into pesos of U.S. dollar deposits in Argentine banks at the rate of Ps.1.40 = US$1.00 and the conversion into pesos of all U.S. dollar-denominated debt obligations in Argentina as of January 6, 2002 at the rate of Ps.1.00 = US$1.00. Deposits and debts converted into pesos are to be adjusted through a benchmark stabilization coefficient to be published by the Central Bank of Argentina and to be applied as of the date of publication of Decree No. 214/2002, plus minimum and maximum interest rates for deposits and obligations within the banking system, respectively.

•	The issuance of a bond by the Argentine government to compensate financial institutions for the shortfall resulting from the conversion of dollar deposits at a lower peso/U.S. dollar exchange rate than the exchange rate applied to U.S. dollar-denominated debt obligations.

•	The conversion into pesos of all private U.S. dollar-denominated debt obligations as of January 6, 2002 at a Ps.1.00 = US$1.00 exchange rate and subsequent adjustment through the benchmark stabilization coefficient described above, plus an equitable readjustment in certain cases.

•	The conversion into pesos of public service rates which were originally agreed upon in U.S. dollars at a Ps.1.00 = US$1.00 exchange rate and subsequent renegotiation of these public service rates on a case-by-case basis. Such renegotiation is to be conditioned by such factors as the impact of rate competitiveness on income distribution and economic growth, service quality and related investment plans, users’ interests, and the profitability of the companies affected.

•	Since February 2002, the approval of the Central Bank of Argentina is required, for a 90 day period commencing on February 11, 2002, for transfers of funds outside Argentina by, among others, private companies, when such transfers relate to debt principal repayments, except for certain exceptions, cancellation of forwards or other financial derivatives, or to distributions of income or dividends.

•	The suspension for two years, or until the executive branch determines that the financial emergency has ended, of the law guaranteeing free disposal of bank deposits by account holders.

Mexico

Introduction

The Mexican-owned telecommunications service provider, Teléfonos de Mexico, S.A. de C.V., or Telmex, was privatized in 1990. In connection with this privatization, the Mexican government modified Telmex’s concession and allowed Telmex to participate in the bidding process to obtain a concession to provide mobile telephony services in any region as long as a second independent operator existed in that region. As a result of an auction held by the Mexican Ministry of Communications and Transportation, nine companies were granted concessions to provide mobile telephony services utilizing Band A (one per region), and Telcel, a subsidiary of Telmex, was granted licenses to provide services utilizing Band B (in all regions). The provision of all telecommunications services in Mexico is governed by the Federal Telecommunications Law, which was enacted in 1995, and various service-specific regulations.

The Mexican Federal Telecommunications Commission and the Ministry of Communications and Transportation are currently preparing a proposal to the Mexican Congress for amendments to the Federal Telecommunications Law. The proposed amendments relate to the unbundling of the local loop, the resale of telecommunications services, the procedures for awarding new licenses or frequencies and expanding the role of the Federal Telecommunications Commission.

Mexican Regulatory Authorities

The following governmental agencies oversee the telecommunications industry in Mexico:

•	The Ministry of Communications and Transportation, or SCT; and

•	The Federal Telecommunications Commission, or COFETEL.

Licenses and concessions

In Mexico, authorization to provide mobile telephony services is granted through a concession. Our Mexican wireless operating companies have been granted the following concessions to operate mobile telephony services on Band A:

•	Baja Celular Mexicana, S.A. de C.V., or Bajacel, operates in Region 1, which consists of the states of Baja California, Baja California Sur and the municipality of San Luis Rio Colorado in the state of Sonora;

•	Movitel del Noroeste, S.A. de C.V, or Movitel, operates in Region 2, which consists of the states of Sinaloa and Sonora, except for the municipality of San Luis Rio Colorado included in Region 1;

•	Telefonía Celular del Norte, S.A. de C.V, or Norcel, operates in Region 3, which consists of the states of Chihuahua, Durango and the municipalities of Torreón, Francisco I. Madero, Matamoros, San Pedro and Viesca in the state of Coahuila; and

•	Celular de Telefonía, S.A. de C.V, or Cedetel, operates in Region 4, which consists of the states of Nuevo León, Tamaulipas and Coahuila, excluding the municipalities of Torreón, Francisco I. Madero, Matamoros, San Pedro and Viesca.

Currently, only one Band A and one Band B service provider may provide mobile telephony services in each region. Each concession is granted for a period of twenty years, and may be renewed at the discretion of the SCT for additional twenty year periods. The concessions to provide mobile telephony services awarded to the above operating companies each expire in 2010.

Our Northern Mexico operators have 20 MHz of spectrum in the 800 MHz band.

In July 2001 we acquired, through Cedetel, a 49% interest in Grupo de Telecomunicaciones Mexicanas, S.A. de C.V., which holds a concession to provide radio link in the 7 GHz band. This concession expires in 2019, and may be renewed at the discretion of the SCT for additional twenty year periods.

On April 26, 2002, we signed definitive agreements to purchase 65% of Pegaso. Pegaso operates a digital based upon the CDMA standard and uses spectrum in the 1900 MHz band, the same technology we use in

Mexico. In 1998, Pegaso was awarded licenses to provide personal communication services until 2018. This license may be extended for additional twenty year periods.

The concessionaires are subject to general obligations set forth by the Secretariat of Communications and Transportation and the Federal Telecommunications Commission, and to obligations pursuant to each concession concerning quality of service and network expansion and modernization. In addition, Mexican mobile telephony service providers that obtained their concessions prior to 1995 are generally required to pay a royalty to the Ministry of Communications and Transportation in semester installments in an amount equal to five to ten percent of revenues.

Mexican law restricts foreign investment in cellular telecommunications companies to a maximum of 49% of the voting stock unless the Mexican National Commission of Foreign Investment approves a higher percentage participation. We received the required approvals from the National Commission of Foreign Investment permitting our ownership of more than 49% of the outstanding voting stock of Nortel, Cedetel, Bajacel, Movitel and Pegaso in connection with our acquisition of these companies.

Rates

Rates charged to customers are not regulated. They are fixed by wireless operating companies and must be registered with the Federal Telecommunications Commission. Rates do not enter into force until confirmed by the Federal Telecommunications Commission.

Interconnection

Mexican telecommunications law obligates all telecommunications network concessionaires to execute interconnection agreements when requested by other concessionaires. As a result, interconnection agreements include the following:

•	that the interconnection points of each network be identified;

•	that access be provided in a non-discriminatory manner;

•	that no volume discounts on interconnection fees are to be provided;

•	that reciprocity with regard to interconnection fees and conditions be agreed upon between service providers of similar capacities or functions;

•	that the providers accomplish interconnections at any switching points or other points which are technically feasible, with adequate capacity and quality; and

•	that if requested, a provider will measure and price the services rendered to its subscribers by other provider(s), as well as providing any information necessary to bill and collect the same.

Interconnection tariffs, in “calling party pays” mode, exclusively apply to calls originated and terminated in the same area (local service). Interconnection rates for local telephone are fixed by COFETEL.

Under the Federal Law of Economic Competence, COFETEL can establish specific obligations for the concessionaries of public telecommunication networks who hold significant market power regarding prices, quality of service and the provision of information.

Foreign Exchange/Dividend Limitations

A company may pay dividends if it meets specified corporate and legal reserve requirements. There are currently no exchange controls or other restrictions on the remittance of dividends outside of Mexico.

Other Provisions

The Special Tax to Products and Services was amended in 2002 to introduce, effective January 1, 2002, a new 10% tax on telecommunication services, including wireless services. Pre-paid cards under 200 pesos are exempt from this tax. This tax can be passed through to customers. A revision of the law, published in the Official Federal Journal on December 30, 2002, has partly eliminated the exemption for pre-paid wireless services for 2003, excluding only from the tax payment pre-paid rates under 3.5 pesos per minute. This tax must be reported monthly. Telefónica Móviles Mexico is challenging this reform.

El Salvador

The Telecommunications Law was enacted in 1997 to regulate the telecommunications sector in El Salvador. The legal framework established by this law is a system of free competition and administrative concessions both for the delivery of telecommunications services and for use of spectrum. The General Superintendency of Electricity and Telecommunications is responsible for regulation of the telecommunications industry in El Salvador.

Licenses and Concessions

Concessions for the delivery of wireless communications services are granted for a thirty-year term. The concession can be renewed for thirty-year periods. Telefónica El Salvador holds a concession to deliver public telephone service, including wireless services throughout El Salvador until January 1, 2028.

A concession may be revoked only when a concession holder fails to comply with the terms of the concession. Concessions may be canceled upon the expiration of the concession; however, filing a new application with the General Superintendency of Electricity and Telecommunications may renew revoked or expired concessions.

Concessions for use of spectrum are granted for terms of 20 years. Telefónica El Salvador holds the following concessions for use of spectrum:

•	Concession to use 25 MHz of spectrum in the 800 MHz B band; and

•	Concession to use the following frequencies for multi-channel connections, including the delivery of wireless services: 5 GHz; 11 GHz; and 23 GHz.

We are required to pay a variable annual fee to the General Superintendency of Electricity and Telecommunications for administration and supervision in connection with our concession for the use of the spectrum. This fee is calculated by a fixed formula which incorporates, among other things, the bandwidth of our transmitter equipment and a fixed administration fee.

Telefónica Móviles El Salvador also has a multi-carrier code (carrier selection code) to provide intermediate services.

Rates

The General Superintendency of Electricity and Telecommunications determines and publishes maximum rates that may be charged to wireless customers. These maximum rates are generally based on the rates charged by service providers before the Telecommunications Law came into effect and are adjusted for inflation. Wireless service providers must publish on a quarterly basis the rates charged to customers.

Other Provisions

Parties to interconnection agreements have the right to set the terms and conditions of interconnection agreements. The General Superintendency of Electricity and Telecommunications sets, however, maximum rates that may be charged under these agreements.

In El Salvador, there are no government restrictions on foreign ownership of, or on the transfer of ownership interests in, wireless providers. Similarly, El Salvador does not impose any restrictions on transfers of foreign currency from the country. There are no dividend restrictions applicable to Telefónica El Salvador.

Guatemala

The General Telecommunications Law of 1996 established the legal framework in Guatemala for the development of telecommunications activities and for the regulation of use of spectrum. The Telecommunications Registry of Superintendency of Telecommunications is responsible for the regulation of the telecommunications industry in Guatemala. Telecommunications operators seeking to provide services must register with the Telecommunications Registry of the Superintendency of Telecommunications.

Use of Spectrum

In Guatemala, a telecommunications services provider does not require a governmental concession to provide services, but does require an authorization to use the spectrum. These authorizations, called “titles,” are either granted directly to a wireless service provider or, when more than one wireless provider seeks to use a given band, they are awarded by public auction.

Telefónica Centroamérica Guatemala, S.A. holds titles, obtained in a public auction in March 1999, to use two 15 MHz channels in the 1900 MHz band for the provision of wireless services until 2014. Titles are granted for a term of fifteen years and can be renewed for subsequent fifteen-year terms at the request of the holder.

Under the Telecommunications Law, wireless service providers are required to provide access to their services when requested by other telecommunications companies in order to terminate or transfer calls placed through those companies. In turn, wireless service providers giving access to their services have the right to be compensated at a rate comparable to that of other service providers in similar situations.

Wireless service providers in Guatemala must pay an annual administrative fee of approximately US$0.13 to the Telecommunications Registry of Superintendency of Telecommunications for each telephone number assigned to a wireless provider.

Other Provisions

Guatemala does not regulate the rates that wireless providers may charge their customers. Similarly, interconnection rates are not regulated by the government. Operators may freely negotiate interconnection rates. If they fail to reach agreement on interconnection, each operator may call upon the Superintendency of Telecommunications to appoint an arbitrator to determine the terms and conditions of interconnection between the relevant operators.

In addition, there are no restrictions on foreign ownership of, or on the transfer of ownership interests in, wireless providers or foreign exchange limitations. Dividends may be paid only out of realized profits after legal reserve requirements are met.

Puerto Rico

Regulatory Authorities

The wireless communications sector in Puerto Rico is regulated by two regulatory authorities:

•	The U.S. Federal Communications Commission, or FCC, regulates interstate service in the United States (including Puerto Rico) as well as rates and entry regulations for service providers; and

•	The Puerto Rican Telecommunications Regulatory Board regulates areas of the telecommunications sector in Puerto Rico not regulated by the FCC.

Wireless service providers in Puerto Rico must obtain licenses from the FCC and are required to register with the Telecommunications Regulatory Board.

Licenses and Concessions

NewComm Wireless Services, Inc., the company in which Telefónica, S.A. has an investment in the form of a convertible note, operates under two PCS licenses that were assigned to it by ClearComm, L.P. as part of a joint venture between ClearComm and Telefónica Larga Distancia de Puerto Rico, Inc., a Telefónica Group company. The PCS licenses consist of two C-block 15 MHz licenses in the San Juan and Mayaguez-Aguadilla-Ponce areas of Puerto Rico. PCS licenses do not expire, but may be canceled as the result of an operator’s failure to comply with the terms of its license.

Among other things, PCS license holders must satisfy coverage requirements and make required contributions to U.S. federal programs and, until January 1, 2003, may not acquire or hold any type of wireless licenses with more than 55 MHz airwaves in the same area.

The FCC has initiated a rulemaking procedure to help facilitate the offering of “calling party pays” as an optional wireless service. Most wireless customers in the United States currently pay both to place calls and to receive them.

Interconnection

Wireless service providers are currently required to deliver calls from their networks to telephone numbers in the United States. U.S. federal legislation also requires all telecommunications carriers, including PCS license holders, to interconnect with other carriers, directly or indirectly, in accordance with principles of neutrality and non-discrimination.

Foreign Ownership/Restrictions on Transfer of Ownership

The FCC must approve any transfer of a controlling interest in a telecommunications company, defined as an acquisition of an interest in a company that raises the acquirer’s interest in such company to more than 50%.

Under the Federal Communications Law, foreign companies may not hold more than 20% of the share capital of Direct Broadcast Satellite companies or more than 25% of a company that controls a Direct Broadcast Satellite company, or 25% of the share capital of Multichannel Multipoint Distribution (wireless cable) Providers.

Other Provisions

In December 2001, the Telecommunications Regulatory Board imposed payment obligations to the Puerto Rico Universal Service Fund by telecommunications services providers. Effective January 1, 2002, operators will be subject to a contribution to this fund equal to 0.44% of gross revenues generated by intrastate telecommunications services.

In 1996, the FCC required mobile operators to modify their 911 or emergency services in order to locate the person calling in an emergency situation. Those modifications must be in place by September 2003.

Morocco

Introduction

With the enactment of the Postal and Telecommunications Law in 1997, the National Postal and Telecommunications Office, the government entity that oversaw the state monopoly over postal and telecommunications services, was restructured to separate the state-owned telecommunications operator from the state-owned postal and financial services provider, and to create an independent agency.

The Postal and Telecommunications Law of 1997 specifies the basic principles of the telecommunications sector in Morocco, which was designed to encourage competition among telecommunications operators, and governs the granting of licenses for the provision of services and the use of spectrum. Specific laws and decrees concerning subjects such as interconnection requirements, the provision of leased circuits and the regulation of individual licenses provide the rest of the regulatory framework for telecommunications.

The privatization of the Morocco-owned telecommunications service provider, Itissalat Al Maghrib, began in December 2000. In December 2001, the provision of international communications services was liberalized.

Moroccan Regulatory Authorities

The National Agency for Telecommunications Regulation, or the NATR, is responsible for regulation of the telecommunications industry in Morocco.

Licenses and Concessions

In July 1999, Medi Telecom was awarded a GSM license in the 900 MHz band to provide wireless services, which included authorization to use the spectrum. The license is valid for a period of 15 years from August 2, 1999 and can be renewed for one five-year period.

This license allows Medi Telecom to provide wireless services and to use the spectrum and covers all Morocco. The license has requirements regarding the roll-out of services and population coverage. Specifically, we must reach 60% of the population by the third anniversary of the award of the license, 70% by the fourth anniversary and 75% by the fifth anniversary. Additionally, Medi Telecom is required to meet the build-out and service goals that were part of its bid for the license. Under the license, Medi Telecom is guaranteed a four-year period of exclusive operation, during which no other GSM license will be awarded to any other wireless service provider. This period will end in August 2003. The guarantee, however, does not preclude the granting of licenses for the provision of third generation wireless services to the two existing wireless service providers.

Wireless service providers are required to pay a total of 7% of their revenues to the NATR as a tax to be used for the development of universal service, research and development, and other national development projects. In addition, wireless service providers are assessed a tax for usage of the spectrum, the rate of which is determined yearly. In 2002, the NATR issued a fixed telephone license but no one applied for it.

Rates

Morocco does not regulate the rates that wireless service providers may charge their customers. However, the rates that are set by providers must be communicated to the NATR thirty days before their effectiveness.

Interconnection

In February 1999, the Law on Telecommunications was enacted, granting every licensed wireless operator of a public telecommunications network the right and the obligation to interconnect their networks, and setting forth the technical, administrative and financial conditions that must be specified in interconnection agreements. In addition, operators with more than 20% of the wireless market must publish a standard interconnection agreement, or reference interconnection offer, that must be approved by the NATR. In 2002, the NATR presented a Reference Interconnection Offer (RIO) for Maroc Telecom. Medi Telecom rejected the project because it imposed abusive conditions on Medi Telecom in favor of Maroc Telecom. The NATR stopped the process and kept in use the 1998 RIO. The regulator proposed a new decision project in January 2003. The proposal left negotiation in operators’ hands and limited NATR’s role to mediation.

The NATR has planned to define the significant markets and the criteria to analyze during 2003 which operators have significant market power.

The NATR has mandated that interconnection fees be calculated on a per second basis. Medi Telecom has appealed this decision.

Foreign Ownership/Restrictions on Transfer and Change in Ownership

There are no restrictions on foreign ownership of wireless providers in Morocco.

Medi Telecom’s license requires prior written notice to the NATR of any change in the shareholder structure of Telefónica Móviles or Portugal Telecom International. In addition, any change of 5% or greater in shareholder participation in Medi Telecom during the first five years from the grant of the license must also be approved by the NATR.

Morocco does not impose any restrictions on foreign exchange or dividend payments, except that a company which seeks to remove funds from the country must submit a notification to and receive authorization to do so from the National Exchange Office.

C.    ORGANIZATIONAL STRUCTURE

See “Item 5.A Operating Results—Overview.”

D.    PROPERTY, PLANTS AND EQUIPMENT

We and our operating companies own, or control through long-term leases or licenses, properties consisting of plant and equipment used to provide wireless communications services. In addition, we and our operating companies own, or control through leases, properties used as administrative office buildings and/or retail sales locations, customer relationship centers, and other facilities, such as research and development facilities. These properties include land, interior office space, and space on existing structures of various types used to support equipment used to provide wireless communications services. Most of the leased properties are owned by private entities and the balance is owned by municipal entities.

Plant and equipment used to provide wireless communications services consist of:

•	switching, transmissions and receiving equipment;

•	connecting lines (cables, wires, poles and other support structures, conduits and similar items);

•	land and buildings;

•	easements; and

•	other miscellaneous properties (work equipment, furniture and plants under construction).

The majority of the lines connecting our services to other telecommunications services and power sources are on or under public roads, highways and streets. The remainder are on or under private property.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.    OPERATING RESULTS

The following discussion should be read in conjunction with the combined financial statements included in this annual report. These financial statements have been prepared in accordance with Spanish GAAP, which differs in significant respects from U.S. GAAP. For a discussion of these differences and a reconciliation of net income and shareholders’ equity from Spanish GAAP to U.S. GAAP, see note 20 to the combined financial statements. The following discussion is based on the combined results of operations and financial condition of our company, unless otherwise specified or indicated.

Overview

We are a leading provider of wireless communications services in Spain and Latin America and, according to our estimates, we are the ninth largest global provider of wireless communication services based upon total active customers at December 31, 2002. We offer a broad range of wireless services, including voice services, enhanced calling features, international roaming, wireless internet and data services, wireless intranets and other corporate services.

At December 31, 2002, we provided wireless services through our operating companies and joint ventures, including Brasilcel N.V., our joint venture with Portugal Telecom in Brazil, to approximately 39.4 million customers compared with 28 million customers at year-end 2001. We have operations in Spain, Mexico, Peru, El Salvador, Guatemala, Argentina and Peru, and through our joint ventures with Portugal Telecom, we also provide wireless communication services in Brazil and Morocco. According to Pyramid Research, our operating companies and our joint ventures with Portugal Telecom in Brazil and Morocco cover service territories (excluding Germany, Italy, Austria and Switzerland) with a total population of approximately 353 million. In addition, we manage for Telefónica S.A., our parent, its wireless operations in Chile and Puerto Rico.

We also have licenses to provide UMTS services in Austria and Switzerland through our wholly-owned subsidiaries, in Germany through our 57.2% interest in Group 3G and in Italy through our 45.59% interest in the IPSE 2000 consortium. We have, however, restructured our operations in these countries. For further information see “Item 4.B Business Overview—Rest of Europe.”

Our strategy is to focus on increasing our profitability and cash flow in the medium term by optimizing our investments and operating efficiencies while reinforcing our market leadership position in Spain and Latin America by introducing new services to encourage increased customer usage and loyalty. We are also continuously analyzing the possibility of acquisitions and strategic agreements in order to effect our strategy. We anticipate that growth in our markets will be driven by increased penetration rates in our Latin American markets, as measured by customers in relation to total population, and increased customer usage for both voice and data services through the introduction of new wireless internet and data services.

The following chart presents our corporate organization, including our principal operating companies, the companies in which we have non-controlling minority interests and companies we have agreed to acquire, as well as our ownership interests in these companies as of June 27, 2003:

(1)	Consortium which holds a UMTS license in Germany, but which has no existing wireless operations.
(2)	Consortium which holds a UMTS license in Italy, but which has no existing wireless operations.
(3)	Company which holds a UMTS license in Austria, but which has no existing wireless operations.
(4)	Company which holds a UMTS license in Switzerland but which has no existing wireless operations.
(5)	Jointly controlled and managed with Portugal Telecom.
(6)	Telefónica Móviles México, S.A. de C.V., holds interests in 100% of Baja Celular Mexicano, 90% of Movitel del Noroeste, 100% of Telefónica Celular del Norte, 100% of Celular de Telefónia, S.A. de C.V. and 100% of Pegaso PCS. Through our 92% interest in Telefónica Móviles México, S.A. de C.V., as of December 31, 2002, we indirectly hold 92% of Baja Celular Mexicano, 82.80% of Movitel del Noroeste, 92% of Telefónica Celular del Norte, 92% of Celular de Telefónia, S.A. de C.V. and 92% of Pegaso PCS.
(7)	Jointly managed with Portugal Telecom.
(8)	Managed by us pursuant to a management agreement.
(9)	TCP, a subsidiary of Brasilcel, N.V., owns 61.10% of TCO. TCP will make a tender offer for the remaining common shares and voting shares of TCO.

The above chart does not include the Telefónica Group’s investment in a convertible note issued by a wireless operator in Puerto Rico, which it plans to transfer to us, subject to receipt of regulatory approvals. See “Item 4.B Business Overview—Latin America—Pending Acquisitions in Latin America–Puerto Rico.”

Presentation of Financial Information

Basis of Presentation of Combined Financial Statements

The combined financial statements have been prepared as if our company had been in existence at all dates and during all the periods presented and include the accounts of the operating companies and interests and investments in other wireless companies contributed to us by Telefónica, S.A. prior to December 31, 2002. Because some of these wireless operations were historically held through Telefónica, S.A. holding companies, such as Telefónica Internacional, S.A. or Telefónica Intercontinental, S.A., the assets, liabilities, revenues, costs and cash flows relating solely to the wireless operations of these companies have been “carved-out” from the accounts of these companies.

For our operations for which it was necessary to prepare carve-out financial statements, we have, whenever possible, specifically identified amounts applicable to the wireless operations. To the extent that specific identification was not possible, other allocation methods were employed and applied on a consistent basis as described in Note 2(b) to the combined financial statements.

The combined financial statements may not necessarily reflect our results of operations, financial condition and cash flows in the future or what our results of operations, financial condition and cash flows would have been had we been operated during all the periods covered by these combined financial statements as a separate, stand-alone, integrated wireless group rather than as separate companies or parts of integrated telecommunications companies within the Telefónica Group.

The combined financial statements reflect, in particular, historical accounts of our wireless operations in Spain, Brazil, El Salvador, Guatemala, carved-out and combined accounts of our holding companies for investments outside of Spain and carved-out and equity method reported accounts of our wireless operators in Morocco. The combined financial statements also include the accounts of Telefónica Móviles Mexico, including as of July 1, 2001, the accounts of our Northern Mexico operators acquired in 2001, and as of September 2002 Pegaso’s operations. In addition, as of January 1, 2002, our combined financial statements include Tele Leste Celular on a fully consolidated basis and our wireless operations in Argentina and Peru as of October 1, 2000 and January 1, 2001, respectively, the effective dates for accounting purposes of the transfer of these operations to us.

The mobile operators managed by Telefónica Móviles in Chile and Puerto Rico are not included in our combined financial statements.

The following table presents, for the periods indicated, the principal companies that are included in our combined financial statements and the methods of consolidation used in preparing these financial statements. Companies identified in any period as “consolidated” are those combined in our financial statements by the global integration method, which requires each line item of those companies’ results to be integrated into each line item of our statement of operations. Companies identified in any period as “proportional” means our share of the assets, liabilities, income and expenses in the joint venture are combined on a line-by-line basis with similar items in our financial statements, or reported as a separate line item in our financial statements. Companies identified in any period as “equity” means the results of these companies are only reflected in our combined statement of operations under “Income (losses) of associated companies.” Investments in companies identified in any period as “cost method” are generally not reflected in the combined statement of operations unless there is a financial loss.

Year ended December 31,
Company	2000	2001		2002
Telefónica Móviles España, S.A.	consolidated	consolidated		consolidated
Brasilcel(1)	—	—		proportional
Telefónica Móviles El Salvador, S.A. de C.V.	consolidated	consolidated		consolidated
Telefónica Centroamérica Guatemala, S.A.	consolidated	consolidated		consolidated
Group 3G UMTS Holding GmbH	consolidated	consolidated		consolidated
IPSE 2000, S.p.A.	consolidated	equity	(2)	equity
3G Mobile Telecommunications GmbH	consolidated	consolidated		consolidated
3G Mobile AG	—	consolidated		consolidated
Telefónica Móviles S.A.C.	—	consolidated		consolidated
Telefónica Comunicaciones Personales, S.A.	—	consolidated		consolidated
Telefónica Móviles Mexico(3)	—	—		consolidated
Medi Telecom, S.A.	equity	equity		equity
Terra Mobile, S.A.	equity	consolidated	(4)	consolidated

(1)	Joint venture with Portugal Telecom that includes 100% of the assets of the Brazilian mobile companies transferred by us (Tele Sudeste Celular, Celular CRT, Tele Leste Celular and Telesp Celular) and Portugal Telecom (Telesp Celular and Global Telecom). Tele Sudeste Celular and Celular CRT were fully consolidated as of December 31, 2000, and December 31, 2001, and Tele Leste Celular was included in the combined financial statements in these periods under the equity method. Brasilcel’s balance sheet was proportionally consolidated in the combined financial statements as of December 31, 2002 and the results for the whole year of Tele Leste Celular, Tele Sudeste Celular and Celular CRT were fully consolidated in the combined statement of operations until this transfer was made on December 27, 2002.
(2)	Consolidated through September 30, 2001.
(3)	Telefónica Móviles Mexico, after receiving the contribution of the Northern Mexico subsidiaries (Norcel, Bajacel, Movitel and Cedetel) and Pegaso PCS by Telefónica Móviles and the Burillo Group, consolidates as of September 2002 the Northern Mexico subsidiaries and Pegaso PCS. The Northern Mexico subsidiaries were already consolidated as of July 1, 2001.
(4)	Consolidated as of October 2001.

Events Affecting Comparability of Historical and Future Results of Operations and Financial Condition

The global telecommunications industry is undergoing extensive and rapid change. The wireless communications sector, in particular, is in the process of transformation due to general deregulation, licensing of additional spectrum, development of a broad range of wireless services and products, technological advances in handsets and networks, and the consolidation of wireless operators on a cross-border basis. In order to enhance our position as one of the leading global wireless operators and to achieve superior growth and profitability in our industry, we have taken a series of strategic initiatives during 2000, 2001 and 2002 that affect the comparability of our results of operations and financial condition. As a result of these strategic initiatives, our financial condition and results of operations at and for the years ended December 31, 2001 and 2002 may not be comparable with our financial condition and results of operations at and for prior or future periods.

Acquisition of UMTS Licenses in Spain, Germany, Italy, Austria and Switzerland.    In March 2000, we were awarded a license to provide UMTS-based services in Spain for €131 million. Telefónica Móviles España has rolled-out its UMTS network in 21 cities in Spain, complying with its obligations under its UMTS license. In August 2000, Group 3G, in which we have a controlling 57.2% interest share, was awarded a UMTS license in Germany at a cost of €8,471 million, of which our pro rata share is €4,845 million. In October 2000, the IPSE 2000 consortium, in which we hold a 45.6% interest, won an auction for a UMTS license in Italy for a payment of €3,269 million, of which our pro rata share is €1,491 million. In November, 2000 we were awarded a UMTS license in Austria at a cost of €117 million. In December 2000, we won an auction for a UMTS license in Switzerland for €32.5 million. Our interests in Germany, Switzerland and Austria are fully consolidated in our combined financial statements. Our interest in the IPSE 2000 consortium in Italy has, since October 1, 2001, been accounted for using the equity method.

The financial, technological, competitive and regulatory changes that have taken place in the market since these licenses were acquired resulted in our reviewing our European strategy. Accordingly, in July 2002, we decided to halt our commercial activities in Germany as a GSM/GPRS mobile virtual operator network (MVNO) and commission independent experts to assess the business plans of the UMTS operators in Germany, Italy, Austria and Switzerland.

Based on the assessments obtained, taking into account that in Germany, Austria and Switzerland the coverage requirements in the licenses might come into force earlier than in Italy and to ensure that the investments are correctly valued at all times, we decided to fully write down the book value of our investments in Germany, Austria and Switzerland. Regarding our investment in Italy, we estimated the value of the UMTS license of IPSE 2000, S.p.A. at €300 million, €136 million of which represents our investment in IPSE 2000. Accordingly, at December 31, 2002, a net loss of €5,049.8 million was recorded in our combined financial statements associated with the write-down of assets and the restructuring of operations in these four countries.

Acquisition of Wireless Operations in Peru and Argentina.    In 2001, we acquired the Telefónica Group’s wireless operations in Peru and Argentina. We issued an aggregate of 240,802,928 ordinary shares to Telefónica S.A. in exchange for interests in Telefónica del Perú S.A.A. and Telefónica de Argentina S.A. Telefónica del Perú S.A.A. spun off its wireless operations to us in June 2001 and Telefónica de Argentina S.A. spun off its wireless operations to us in November 2001. Following the spin-off by Telefónica del Perú S.A.A. and certain share exchanges with other members of the Telefónica Group and additional share purchases, we hold a 97.97% interest in Telefónica Móviles, S.A.C., our wireless operator in Peru. Telefónica Móviles, S.A.C. has been consolidated in our results of operations and balance sheet since January 1, 2001, the effective date for accounting purposes of its transfer to us.

Following the spin-off by Telefónica de Argentina S.A. and similar share exchanges with other members of the Telefónica Group, we hold a 97.93% interest in Telefónica Comunicaciones Personales S.A., our wireless operator in Argentina. Telefónica Comunicaciones Personales S.A. has been consolidated in our results of operations and balance sheet since January 1, 2001. Because the effective date of its transfer to us for accounting purposes was September 30, 2000, its earnings for the period from October 1, 2000 to December 31, 2000 were recorded under the “Extraordinary income (expense)” line item of our consolidated income statement. The amount of its net losses was not material to our results of operations.

Our wireless operations in Peru and Argentina together represented approximately 5% of our combined net revenues from operations for 2002. The acquisition of these operations has significantly broadened the scope of our Latin American coverage and operations and enhanced our ability to realize synergies in the region.

Acquisition of Mexican Wireless Operators from Motorola, Inc.    In July 2001, we acquired from Telefónica, S.A. four wireless operators in Northern Mexico (Bajacel, Movitel, Norcel and Cedetel) that it had acquired from Motorola, Inc. in June 2001. Telefónica, S.A. acquired such operators in exchange for an aggregate of US$1,835.5 million in shares of Telefónica, S.A. and US$10.5 million in cash. Telefónica, S.A. transferred the wireless operators to us in exchange for our ordinary shares of equivalent value, based on our initial public offering price. Accordingly, we transferred approximately 203 million ordinary shares to Telefónica, S.A. These companies have been consolidated in our results of operations and balance sheets as of July 1, 2001.

Acquisition of Pegaso Telecomunicaciones S.A. de C.V. and formation of Telefónica Móviles Mexico.    On April 26, 2002, we signed agreements to purchase 65.23% of Pegaso from Sprint, Leap Wireless, Qualcomm and other financial investors. Pegaso owns licenses to operate on a nationwide basis. In connection with this agreement, we also agreed with the Burillo Group, who held a 34.77% interest in Pegaso at the time of our acquisition, to contribute our interests in Pegaso and our other Mexican operators with the Burillo Group’s interest in Pegaso into a new company, Telefónica Móviles Mexico.

On September 10, 2002, having obtained authorization from the relevant Mexican authorities, we acquired a 65.23% holding in Pegaso for €92.9 million. In accordance with our agreement with the Burillo Group, on September 10, 2002 we contributed our interests in Pegaso and our other Mexican operators (Bajacel, Movitel, Norcel and Cedetel) to Telefónica Móviles Mexico. On the same date the Burillo Group contributed its wireless interests to Telefónica Móviles Mexico. We hold a 92% interest in Telefónica Móviles Mexico and the Burillo Group owns the remaining 8%. For further information, see Note 2 to our combined financial statements.

As a result of the consolidation of the four Northern Mexico operators and Pegaso PCS into Telefónica Móviles Mexico in the final quarter of 2002, the financial statements of Telefónica Móviles Mexico were combined, showing consolidated results that incorporate the corresponding offsets for relationships between operators. Previously, the financial statements of our four Northern Mexican operators had included aggregate results, without reflecting adjustments made for existing operations between such companies, which primarily affected the operating revenue figures. To facilitate a consistent comparison with previous periods, the figures for fiscal year 2001 and 2002, from the first quarter of each year, have been presented by applying the same criteria, i.e., presenting the results for the Mexican operators net of intra-group offsets.

Increase in Ownership Interest in Tele Sudeste Celular and Tele Leste Celular.    In late June and early July 2000, the Telefónica Group completed exchange offers that resulted in the acquisition of substantially all of the publicly held shares of integrated telecommunications companies that it had previously controlled in Argentina and Peru, a fixed-line operator in Brazil and parts of Tele Sudeste Celular Participações, our operating company in the Rio de Janeiro/Espírito Santo regions of Brazil. Because the Telefónica Group increased its interest in Tele Sudeste Celular as a result of the exchange offers, we acquired a greater interest in Tele Sudeste Celular when such interest was transferred to us by Telefónica, S.A. than the Telefónica Group held prior to such exchange offer. Because Tele Sudeste Celular was already consolidated in our combined financial statements, the principal effect of the exchange offer was a reduction of the minority interest.

Telefónica, S.A. acquired in December 2001 and March 2002, in exchange for shares of Telefónica, S.A., the Iberdrola group’s shares in the Brazilian wireless operators, or the holding companies that control such wireless operators, in which Telefónica, S.A. and Iberdrola each participate. In accordance with this agreement, Telefónica, S.A. acquired 62% of Iberoleste Participações S.A., the holding company that controls Tele Leste Celular Participações S.A., as well as an additional direct interest of 3.38% of Tele Leste Celular Participações S.A. Since January 1, 2002 Tele Leste Celular has been fully consolidated in our combined financial statements.

Joint Venture with Portugal Telecom.    On January 23, 2001, we, Telefónica, S.A., Portugal Telecom and its subsidiary PT Moveis agreed to create a joint venture to consolidate our wireless businesses in Brazil with those of Portugal Telecom. Under this joint venture framework agreement, each of the Telefónica Group and the Portugal Telecom Group agreed to contribute to a 50:50 joint venture their respective wireless businesses in

Brazil, including interests in operating companies and holding companies that own cellular or wireless licenses in Brazil.

On October 17, 2002, we, Portugal Telecom and PT Moveis entered into a Shareholders’ Agreement and Subscription Agreement that implemented the joint venture framework agreement signed in January 2001. See “Item 10.C Material Contracts—Agreement with Portugal Telecom.” Additionally, on October 21, 2002 we acquired from Portugal Telecom for approximately €200 million a 14.68% holding in Telesp Celular Participações, S.A., a company that provides wireless services in the Brazilian state of São Paolo through Telesp Celular S.A. and in the Brazilian states of Paraná and Santa Catarina through Global Telecom S.A.

Following the agreements entered into with the Portugal Telecom Group on October 17, 2002 and after having obtained the necessary authorization from the Brazilian authorities for the contribution, on December 27, 2002, we and PT Moveis contributed to Brasilcel, N.V. all the shares held directly or indirectly by the two groups in their wireless communications companies in Brazil. For further information, please see “Item 4.B Business Overview—Latin America—Brazil.”

Acquisition of TCO.    On January 16, 2003 TCP entered into a Preliminary Stock Purchase Agreement with the Brazilian Company Fixcel to acquire up to 61.10% of the ordinary shares of Tele Centro Oeste Participaçoes, S.A., or TCO, which represents 20.37% of the total capital of TCO. On April 25, 2003, TCP finalized the acquisition. The purchase price was approximately reais 1.5 billion (approximately reais 19.49 per each lot of 1,000 shares acquired). As of the date of this annual report, TCP has paid reais 284.7 million of the total amount and the remaining will be paid in future installments.

On May 25, 2003, in compliance with Brazilian legislation, TCP made a request to launch a tender offer, which is currently being reviewed by the CVM, for the voting shares of the minority shareholders of TCO for a price equal to 80% of the price paid to the controlling shareholders. The minority shareholders that tender their shares will be compensated pro rata, in the same manner as the controlling shareholders. After the acquisition and the tender offer, TCP expects to incorporate TCO’s shares and ADSs into TCP and de-list TCO’s shares. Please see “Item 4.B Business Overview—Latin America—Brazil” for more information.

The value of the contribution to Brasilcel of the wireless assets owned by Telefónica Móviles, S.A. was €1,898 million. Brasilcel’s balance sheet was proportionally consolidated in the combined financial statements and the results for the whole year of Tele Sudeste, Tele Leste Celular and Celular CRT were fully consolidated in the combined statement of operations until December 27, 2002, when this transfer was made. The fiscal 2003 income statement will reflect Brasilcel’s inclusion in the Group’s consolidation structure as of January 1.

Allocation of Additional Telefónica Group Assets and Debt to Our Company.    Prior to our global initial public offering in November 2000, the Telefónica Group completed a series of adjustments to our capital structure as part of a broader reorganization of the Telefónica Group along global business lines and, in particular, with the objective of providing our company with a strong initial capital base. These adjustments included the payment of a €800 million dividend by Telefónica Móviles España, S.A. to Telefónica, S.A., which occurred prior to the transfer of this company to us, and a new loan of €800 million by Telefónica, S.A. to us. In addition, Telefónica, S.A. allocated an additional €875 million principal amount of outstanding Telefónica Group debt to us. At the same time, Telefónica, S.A. did not allocate to us approximately €1,497 million principal amount of debt. All of these transactions are reflected in the combined balance sheet at December 31, 2000, 2001 and 2002.

Argentina

Background.    In 2002, Argentina’s economy was in its fourth straight year of recession. In January 2002, the Argentine government removed the peg of the Argentine peso to the U.S. dollar, resulting in a significant devaluation of the peso against the dollar. As of December 31, 2002, the Argentine peso/U.S. dollar exchange rate was US$1.00 = 3.37 pesos and the Argentine peso/euro exchange rate was €1.00 = 3.53 pesos.

Argentina’s gross domestic product fell 11.5% in 2002, and the peso depreciated 239%, closing at 3.39 Argentine pesos per U.S. dollar. Consumer inflation rate increased 41%, while wholesale prices rose 118% in 2002 principally due to the higher pass-through coefficient. Unemployment increased to 21.5% in May, but decreased to 17.8% in October due to the implementation of the “Plan Jefes y Jefas de Hogar” by the government. For 2003, gross domestic product is expected to grow by 3%.

The Argentine government has also defaulted on the payment of its debt obligations. Whether companies doing business in Argentina will default on their obligations depends upon their own financial condition, and, in the case of U.S. dollar obligations, continued access to the foreign exchange markets. The default by the Argentine government and its decision to devaluate the currency have resulted in considerable uncertainty about the government’s political stability, its management of the economy and the current exchange rate regime. Economic activity slowed sharply in the last weeks of 2001, and real gross domestic product declined 3.9% for the year. Argentina’s real gross domestic product declined 11.5% in 2002.

During the first quarter of 2003, some parts of the Argentina economy began to stabilize. Gross domestic product growth during the first quarter of 2003 was estimated at 1.8% and according to market consensus is expected to grow by 4.1% for the entire year. Inflation has also stabilized as the peso has strengthened versus the U.S. dollar. As of March 31, 2003, the exchange rate was 2.98 Argentine pesos per U.S. dollar compared to 3.37 Argentine pesos per U.S. dollar as of December 31, 2002. Notwithstanding this recent stabilization, the Argentina economy has quickly deteriorated in the past, and may quickly deteriorate in the future, and until sustained growth is achieved we cannot assure you if, or when, the Argentina economy will begin a sustained recovery.

Beginning in December 2001, the Argentine government implemented a number of monetary and currency-exchange control measures that included restrictions on the free disposition of funds deposited with banks and tight restrictions on the transfer of funds abroad, with certain exceptions for transfers related to foreign trade and other authorized transactions, which were generally subject to prior approval by the Central Bank, most of which as of May 6, 2003 are no longer applicable in connection with repayments to foreign creditors.

On January 7, 2002, the Argentine Congress enacted the Public Emergency Law, which introduced dramatic changes to Argentina’s economic model and amended the currency board that had pegged, statutorily, the peso at parity with the U.S. dollar since the enactment of the Convertibility Law in 1991. The Public Emergency Law empowered the Federal Executive Branch of Argentina to implement, among other things, additional monetary, financial and exchange measures to overcome the current economic crisis in the short term, such as determining the rate at which the peso was to be exchanged into foreign currencies. Since a new administration was appointed by the decrees, Central Bank regulation or legislation passed by the Argentine Congress, attempting to address the effects of amending the Convertibility Law, recovering access to financing, reducing government spending, restoring liquidity to the financial system, reducing unemployment, and generally stimulating the economy.

The Argentine economy has experienced a severe recession and political and economic crisis, and the abandonment of dollar-peso parity has led to significant devaluation of the peso against major international currencies. Argentine government actions concerning the economy, including with respect to inflation, interest rates, price controls, foreign exchange controls and taxes, have had and may continue to have a material adverse effect on private sector entities including our Argentine subsidiaries. Although some economic indicators of the Argentine economy stabilized in the first quarter of 2003, we cannot provide any assurance that future economic, social and political developments in Argentina, over which we have no control, will not further impair our business, financial condition, or results of operations or impair our ability to make payments of principal and/or interest on our outstanding indebtedness. The recession, the macroeconomic situation in Argentina and the actions taken by the Argentine government pursuant to the Public Emergency Law will continue to affect our Argentine subsidiaries.

Impact on Telefónica Móviles.    In view of our operations in Argentina, we have been affected by the economic situation in Argentina. As of December 31, 2002 and 2001, our exposure from our various Argentine companies amounted to €122 million and €494 million, respectively, including the asset value assignable to those holdings and the internal financing provided.

As of December 31, 2001, there was no explicit Argentine peso/euro exchange rate that could be taken as representative. Also, pursuant to an executive decision, in early 2002 the Argentine peso was devalued with respect to the euro, an event to which the market reacted subsequently. In accordance with Spanish accounting regulations relating to the devaluation in Argentina we used in the preparation of our combined financial statements peso/euro and peso/U.S. dollar exchange rates of €1.00 = 1.5149 pesos and US$1.00 = 1.7 pesos at year-end as the initial representative exchange rates prevailing in the market after December 31, 2001, following the aforementioned devaluation. For further information see note 2 to our combined financial statements.

At year-end 2002, with the normal currency exchange market re-established, the Argentine peso/U.S. dollar exchange rate was US$1.00 = 3.37 pesos and the Argentine peso/euro exchange rate was €1.00 = 3.53 pesos. These exchange rates were used to include in our combined financial statements the assets and liabilities of the Argentine subsidiaries and associated companies and to assess the status of their assets as regards their solvency, the value of their investments, their viability, the recoverability of goodwill, etc.

In accordance with the foregoing, our combined financial statements reflect an adverse impact on consolidated earnings of €37 million and €42 million in 2002 and 2001, respectively, and accumulated negative amounts under the caption “Translation Differences” in our combined financial statements of €394 million and €255 million in 2002 and 2001, respectively.

In January 2003, Telefónica Comunicaciones Personales, S.A., our subsidiary in Argentina, signed definitive debt refinancing agreements with its main creditors extending the maturities of its debt obligations and obtaining better terms for its financing.

Critical Accounting Policies under Spanish GAAP

Our discussion and analysis of our financial condition and results of operations are based upon our combined financial statements, which have been prepared in accordance with accounting principles generally accepted in Spain. Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie preparation of the financial statements. We base our estimates on historical experience and on various other assumptions, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing our combined financial statements. We believe the following critical accounting policies involve the most significant judgments and estimates used in the preparation of our combined financial statements.

For further explanations, see note 4 to our combined financial statements.

Accounting for Long-lived Assets Except Goodwill

Property, plant and equipment and purchased intangible assets other than goodwill are recorded at acquisition cost. The acquisition cost of UMTS licenses includes the financial expenses incurred directly for their acquisition, from the granting of the license to the time when the technology required to operate UMTS services becomes available, provided such acquisition cost does not exceed the realizable value of such assets. These financial expenses are not included anymore due to the write-down of the investments in Germany, Austria and Switzerland. The financial expenses capitalized in 2002 amounted to €59.5 million for financing arranged by Telefónica Móviles, S.A. and to €68 million for the financing granted by other stockholders of the companies holding UMTS licenses. A total amount of €405.3 million was capitalized in this connection in 2001. If such assets are acquired in a business combination, the purchase price is allocated to the estimated fair value of the acquired property, plant and equipment and intangible assets. Property, plant and equipment are depreciated or amortized on a straight-line basis over their estimated useful lives, and licenses included in the intangible assets are depreciated or amortized using an amortization method based on their estimated capacity to generate revenues during the concession period. Computer software and other intangible assets are amortized on a straight-line basis over three to five years.

Accounting for long-lived assets and intangible assets involves the use of estimates for determining the fair value at the acquisition date, especially in the case of such assets acquired in a business combination, and the useful lives of the assets over which the costs of acquiring these assets are charged to the income statement.

When an impairment in the value of assets occurs, nonscheduled write-downs are made. We assess the impairment of identifiable intangibles and long-lived assets whenever there is reason to believe that the carrying value may exceed the fair value and where a permanent impairment in value is anticipated. The determination of impairments of long-lived and intangible assets involves the use of estimates that include but are not limited to the cause, the timing and the amount of the impairment. Impairment is based on a broad measure of factors. Among other things, we typically consider technological obsolescence, discontinuance of services and other changes in circumstances that indicate an impairment.

A significant change in the above mentioned facts and circumstances may trigger the requirement of recording an impairment and may have a material adverse impact on our operating results and financial condition

The estimates of the demand for 3G services have been revised downwards as result of the actual data services demand and the ongoing delay in the availability of a stable and competitive UMTS technology. The demand for data services has been hampered by the impossibility to coordinate the “value chain” and by the conflicts between suppliers and software and application developers, which have hindered the adoption of interoperable devices. On the other hand, the delay in the introduction of a commercially viable UMTS technology has allowed incumbent operators to make a much smoother “migration” to the new technology, thus hampering the successful introduction of new entrants. In addition, the delay has caused the major European markets to approach saturation, reducing the potential market for new entrants to capturing low value marginal clients or those clients that have not been retained by existing operators. At the same time, there has been an increased perception of the difficulty of success of new entrants, even using proven technologies such as GSM. The international “footprint” issue, so important a couple of years ago, is no longer a critical factor and it is more important to have sufficient scale in a particular market to obtain reasonable returns. Taking into account these circumstances, Telefónica Móviles, S.A. used a discounted cash flow approach, to estimate the fair value of the UMTS licenses, resulting in a write-down of these long-lived assets. The discount rate used in this discounted cash flow was calculated considering the interest rate in Europe and the risk of this business. A sensitivity analysis would not show significant differences, due to the fair value obtained in the cash flow approach.

Goodwill

Goodwill resulting from business combinations is amortized on a straight-line basis over its useful life. The amount paid for the acquisition of significant holdings in excess of the underlying book value of such holdings at the purchase date and not directly allocable to the companies’ assets is recorded as goodwill in consolidation and amortized on a straight-line basis during the period in which such goodwill contributes to the obtainment of revenues by the companies for which the goodwill was recorded. The maximum goodwill amortization period is 20 years.

Nonscheduled write-downs are provided when an impairment in the value of goodwill occurs. We review, on a regular basis, the performance of our subsidiaries. When there is reason to believe that the goodwill arising from the acquisition of a subsidiary is impaired and that the impairment is of a permanent nature, we compare the carrying amount of that subsidiary to its fair value. The determination of the fair value of a subsidiary involves extensive use of estimates, depending on the method used. Significant management judgment is involved. Methods commonly used by us for valuations include discounted cash flow methods and quoted stock market prices, if available. Factors affecting estimated fair values typically include discount rates, future cash flows, market prices and control premiums. These estimates, including the methodologies used, are important in determining fair value and ultimately the amount of any goodwill write-down. A significant reduction in these estimates may have a material adverse impact on our operating results and financial condition.

Under Spanish GAAP, we utilized a fair-value approach to test goodwill for impairment. An impairment is recognized for the amount, if any, by which the carrying amount of goodwill exceeds a computed fair value. The fair value of the reporting units and the related implied fair value of its respective goodwill was established using a discounted cash flows approach. As appropriate, comparative market multiples were used to corroborate the results of the value derived from the discounted cash flows. The results of the transitional impairment test did not indicate an impairment as of January 1, 2002.

Equity Investments

We hold minority interests in companies having operations or technology in areas within our strategic focus, some of which are publicly traded and have highly volatile share prices. We record an investment impairment charge when we believe an investment has experienced a decline in value that is permanent. Determining whether an impairment is permanent involves a judgment and relies heavily on an assessment by management regarding the future development of the investee. In measuring impairments, we use quoted market prices, if available, or other valuation methods, based on information available from the investee.

Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the investments that may not be reflected in an investment’s current carrying value, thereby possibly requiring an impairment charge in the future.

Taking into account the circumstances explained in the caption “Accounting for Long-lived Assets Except Goodwill,” Telefónica Móviles, S.A. has recorded an impairment in the Equity Investment of IPSE 2000. The fair value of this investment after the impairment is €300 million (€136 million of which represents our UMTS operations in IPSE 2000).

Net Investment Hedges

Exchange gains or losses arising from specific financing of foreign currency investments in investee companies to hedge the exchange rate risk in these investments have been recorded under the “Translation differences” caption in the combined balance sheet. These transactions are deemed to be hedging transactions, since the foreign currency in which the financing is denominated is either the same as or matches the functional currency of the investee’s country.

Consequently, to ensure consistency in the treatment of the exchange differences on the subsidiaries’ assets and on the liabilities financing such transactions, and to enable the appropriate matching of revenues and expenses, the exchange differences on these loans were allocated, in accordance with international accounting standards, to the caption “Translation differences” in our combined financial statements.

Recognition of Revenues and Expenses

Revenues and expenses are recognized on an accrual basis, i.e., when the goods and services are actually provided, regardless of when the resulting monetary or financial flow occurs. However, in accordance with the accounting principle of prudence, foreseeable contingencies and losses, even when probable, are recorded as soon as they become known.

During 2000, some of our subsidiaries commenced a commercial promotion in which our customers accumulate “points” based on the amount of airtime consumed. These points can be exchanged for discounts of future handset purchases, airtime or other kinds of services. The services for which users can exchange their points depends on the number of points earned by these users and the nature of the contract that the user has signed with the company. The combined balance sheet as of December 31, 2000, 2001 and 2002 includes the related accounting provision based on the estimated valuation of the accumulated points at those dates.

Critical Accounting Policies under U.S. GAAP

In order to prepare the reconciliation of our combined financial statements to U.S. GAAP, the following critical accounting policies require significant judgments and estimates different from those used for Spanish GAAP. For further explanations see note 20 to the combined financial statements.

Impairment of Intangible Assets and Property, Plant and Equipment and Related Goodwill

To assess impairment of intangible assets and property, plant and equipment and related goodwill under U.S. GAAP, we apply SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” If management has concluded that impairment indicators exist, we test for impairment by comparing the sum of the future undiscounted cash flows derived from an asset or a group of assets to their carrying value. If the carrying value of the asset or the group of assets exceeds the sum of the future undiscounted cash flows, impairment is considered to exist. If an impairment is considered to exist on the basis of undiscounted cash flows, the impairment charge is measured using an estimation of the assets’ fair value, typically using a discounted cash flow method. The identification of impairment indicators, the estimation of future cash flow and the determination of fair values for assets or groups of assets requires management to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows and applicable discount rates. If actual results differ from these estimates, or if we adjust these estimates in future periods, operating results could be significantly affected.

The estimates of the demand for 3G services have been revised downwards as result of the actual data services demand and the ongoing delay in the availability of a stable and competitive UMTS technology. The demand for data services has been hampered by the impossibility to coordinate the “value chain” and by the conflicts between suppliers and software and application developers, which have hindered the adoption of interoperable devices. On the other hand, the delay in the introduction of a commercially viable UMTS technology has allowed incumbent operators to make a much smoother “migration” to the new technology, thus hampering the successful introduction of new entrants. In addition, the delay has caused the major European markets to approach saturation, reducing the potential market for new entrants to capturing low value marginal clients or those clients that have not been retained by existing operators. At the same time, there has been an increased perception of the difficulty of success of new entrants, even using proven technologies such as GSM. The international “footprint” issue, so important a couple of years ago, is no longer a critical factor and it is more important to have sufficient scale in a particular market to obtain reasonable returns. Taking into account these circumstances, Telefónica Móviles, S.A. compared the value obtained from undiscounted cash flow with the carrying value of the licenses and considering that this carrying value was higher, decided, using a discounted cash flow approach, to estimate the fair value of the UMTS licenses, resulting in a write-down of these long-lived assets. The discount rate used in this discounted cash flow was calculated considering the interest rate in Europe and the risk of this business. A sensitivity analysis would not show significant differences, due to the fair value obtained in the cash flow approach.

In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. SFAS No. 141 requires intangible assets to be recognized if they arise from contractual or legal rights or are “separable,” i.e., it is feasible that they may be sold, transferred, licensed, rented, exchanged or pledged. As a result, it is likely that more intangible assets will be recognized under SFAS No. 141 than its predecessor, Accounting Principles Board, or APB, Opinion No. 16, although in some instances previously recognized intangibles will be subsumed into goodwill.

Under SFAS No. 142, goodwill will no longer be amortized on a straight-line basis over its estimated useful life, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level. A reporting unit is defined as a SFAS No. 131 operating segment or one level lower. Goodwill will no longer be allocated to other long-lived assets for impairment testing under SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.” Additionally, goodwill on equity method investments will no longer be amortized; however, it will continue to be tested for impairment in accordance with APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock” (see “—Critical Accounting Policies under Spanish GAAP—Equity Investments” regarding the impairment in Italy).

Under SFAS No. 142 intangible assets with indefinite lives will not be amortized. Instead they will be carried at the lower of cost or market value and tested for impairment at least annually. All other recognized intangible assets will continue to be amortized over their estimated useful lives.

SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 although goodwill on business combinations consummated after July 1, 2001 will not be amortized. The Company has adopted SFAS No. 141 to account for the acquisition of the 65.23% holding in Pegaso.

As this business combination was made in the last quarter of 2002, there is an amount of €439 million of goodwill from the acquisition of Pegaso that is pending to be allocated to any potential intangibles that could exist. Considering that the intangibles that could result, if any, would have a long useful life, the effect of the amortization of those intangibles in year 2002 (three month period from acquisition) would not be significant. We have applied the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Goodwill arising from the purchases of business that was being amortized over a period of twenty years has ceased to be amortized on January 1, 2002. We have determined that there is no effect of the impairment test of goodwill on our earnings and financial position.

Revenue and Expense Recognition

Under U.S. GAAP, we defer the recognition of customer activation revenues and related costs associated with obtaining new customers and amortize them over the expected duration of the customer relationship.

Where the costs incurred exceed the deferred revenues the excess costs are deferred and amortized over the minimum contract period. We have concluded that it is probable, based on historical experience, that the revenues less any direct costs, or net margin, from the total telecommunications services arrangement during the minimum contract term will exceed the costs deferred.

The minimum contract period is the period in which the customer must use the wireless communications services provided by us. This period is generally for a period lasting one year. If the customer decides to terminate its agreement during this minimum contractual period, the customer will be obligated to immediately remit any remaining amounts due under the contract to us. Moreover, any amounts paid by customers in advance for services to be provided would not be refunded to customers.

We have determined the expected life of the subscriber relationship based on our past statistical history as an operator providing wireless services, looking in particular to measurements such as churn rate. We have also considered factors such as the future projected churn rate of subscribers when determining our estimates of average subscriber life.

Other Accruals

Under U.S. GAAP, loss contingencies are recognized in accordance with SFAS 5, “Accounting for Contingencies.” Liabilities are accrued when a loss contingency is considered to exist and when a loss is considered probable and can be reasonably estimated. Management makes these estimates primarily with the support of internal specialists, if available, or with the support of outside consultants, such as actuaries or legal counsel. Revision of management’s estimates of these loss contingencies may significantly affect future operating results.

New Accounting Standards

Accounting for Asset Retirement Obligations

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. Management estimates that adoption of this pronouncement will not have a material impact on our earnings or financial position.

Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections

On April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” This Statement rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” and an amendment of that Statement, SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.” This Statement also rescinds SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers.” This Statement amends SFAS No. 13, “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of this Statement related to the rescission of SFAS No. 4 shall be applied in fiscal years beginning after May 15, 2002. The provisions of this Statement related to SFAS No. 13 shall be effective for transactions occurring after May 15, 2002, with early application encouraged. All other provisions of this Statement shall be effective for financial statements issued on or after May 15, 2002, with early application encouraged. Application of this Statement will result in the reclassification of this period and prior period gains and losses on the extinguishments of debt that have been classified as extraordinary into operating income. Management estimates that adoption of this pronouncement will not have a material impact on our earnings or financial position.

Accounting for Costs Associated with Exit or Disposal Activities

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” This Statement applies to costs associated with an exit activity that does not involve an entity newly acquired in a business combination or with a disposal activity covered by SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” and requires that liabilities associated with an exit plan or disposal activity be recognized and measured initially at fair value in the period in which the liability is incurred. The provisions of this Statement will be effective for exit or disposal activities that are initiated after December 31, 2002, and are to be applied prospectively. We currently have no plans to exit or dispose of any activities, and thus do not anticipate that adoption of SFAS No. 146 will have a material impact on our results of operations or financial position.

Accounting for Stock-Based Compensation

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation- Transition and Disclosure.” SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure provisions of SFAS No. 123 to require disclosure of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements in the summary of significant accounting policies. SFAS No. 148 does not amend SFAS No. 123 to require companies to account for their employee stock-based awards using the fair value method. However, the disclosure provisions are required for all companies with stock-based employee compensation, regardless of whether they utilize the fair value method of accounting described in SFAS No. 123 or the intrinsic value method described in APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS 148 is effective for fiscal years beginning after December 15, 2002 and early application is permitted. We currently account for stock-based compensation in accordance with APB No. 25 and do not anticipate that adoption of this Statement will have a material effect on our financial position or results of operations.

Guarantor’s Accounting and Disclosure Requirements for Guarantees

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements for periods ending after December 15, 2002 and as such have been included in Note 11 to these financial statements. We are assessing the impact of FIN 45, but at this point do not believe that adoption of the recognition and initial measurement requirements of FIN 45 will have a material impact on our financial position or results of operations.

Consolidation of Variable Interest Entities

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities—an interpretation of ARB No. 51” (“FIN 46”). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. It requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. It also requires certain disclosures by the primary beneficiary of a variable interest entity and by an enterprise that holds significant variable interests in a variable interest entity where the enterprise is not the primary beneficiary. FIN 46 is effective immediately with respect to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date, and effective for the first fiscal year or interim period beginning after June 15, 2003 with respect to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. We do not currently have interests in any variable interest entities, and thus do not expect that application of this Statement will have any material effect on our financial position or results of operations.

Derivative Instruments and Hedging Activities

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in Statement 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. Statement 149 amends certain other existing pronouncements. SFAS No. 149 will be effective for contracts entered into or modified after June 30, 2003, with certain exceptions, and for hedging relationships designated after June 30, 2003. The guidance should be applied prospectively. We have not assessed what impact, if any, application of this Standard will have on our financial position, results of operations, or cash flows.

Financial Instruments with Characteristics of Both Liabilities and Equity

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Specifically, this Statement requires an issuer to classify the following instruments as liabilities (or assets in some circumstances): (1) a financial instrument issued in the form of shares that is mandatorily redeemable, (2) a financial instrument, other than an outstanding share, that, at inception, embodies an obligation to repurchase the issuer’s equity shares, or is indexed to such an obligation, and that requires or may require the issuer to settle the obligation by transferring assets, (3) a financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares, if, at inception, the monetary value of the obligation is based solely or predominantly on certain specified criteria. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Statement is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before its issuance date and still existing at the beginning of the interim period of adoption. Restatement is not permitted. We have not yet assessed what effect, if any, adoption of this Standard will have on our financial position, results of operations or cash flows.

Economic Developments and Outlook

Spain

Our results of operations are dependent, to a large extent, on the level of demand for our services in Spain. Demand for our services in Spain is related to the performance of the Spanish economy. Spain’s real gross domestic product growth slowed to 2.0% in 2002, and real gross domestic product is estimated to be around 2.2% in 2003, reflecting a relatively stronger domestic demand. Inflation is expected to decrease to 3.2% in 2003 from 3.6% in 2002. The current-account deficit was estimated at 2.1% of gross domestic product in 2002. It is difficult to predict how this may change in 2003 and beyond, but it could reach between 2.0 and 2.5%. The unemployment rate was 11.4% at December 31, 2002.

Brazil

Brazil’s gross domestic product grew substantially in the second half of 2002 due to an increase in exports. Real gross domestic product growth for the year was approximately 1.5%. Monetary policy has been kept tight by the Brazilian government due to an abrupt rise in inflation from 18% in September 2002 to 25% at December 2002. The Brazilian real depreciated approximately 52.3% relative to the U.S. dollar due to an adverse political environment and negative economic conditions. Economic growth of approximately 2.3% is expected in 2003.

Argentina

See “—Argentina” above for a discussion of political and economic developments in Argentina and their impact on us.

Peru

Peru’s real gross domestic product growth grew to 5.2% in 2002 from 0.2% growth in 2001. Peru experienced inflation in 2002, with prices increasing 1.5% as measured by the “IPC,” the Peruvian equivalent of the U.S. Consumer Price Index, and the Peruvian central bank raised interest rates in the second half of 2002 without a corresponding depreciation in the Peruvian nuevo sol. Unemployment averaged approximately 9.5% in 2002 and reached approximately 8.9% at year-end 2002. Real gross domestic product growth is expected to reach approximately 4.5% in 2003.

Mexico

Mexico’s estimated real gross domestic product growth for the year 2002 was 0.9%. Monetary policy has been kept tight by the Mexican government in order to limit inflation and to bolster the currency, which depreciated by approximately 14% relative to the U.S. dollar during the course of 2002. Economic growth of approximately 2.3% is expected in 2003. The average consumer inflation rate for the year 2003 is estimated to reach 4.1% (5.7% in 2002) as a result of weakness in foreign demand, especially from the United States.

Customer Churn

We provide “customer churn” rates for each of our wireless operations under “Item 4.B Business Overview.” We believe that we apply conservative policies in calculating customer totals both in and outside Spain and the related customer churn rates. These policies may result in higher churn rates and lower market share figures than if we had used criteria employed by some other operators in calculating total customer churn rates.

We calculate churn rates by determining the number of customers whose wireless service is discontinued during a period, whether voluntarily or involuntarily (such as when a customer fails to pay his or her bill), divided by the average number of customers during the period.

In Spain, we include in involuntary churn any contract customer who has failed to pay his or her outstanding balance for two months and who, after having received notice of nonpayment, fails to pay the outstanding balance. We also include pre-paid customers in Spain who have not recharged their card after one month with no balance even if they receive incoming calls.

Outside Spain, and depending on the country, we included in involuntary churn any contract customer who has failed to pay his or her outstanding balance for three or four months and who, after having received notice of nonpayment, fails to pay the outstanding balance. As of December 31, 2002, we also included any pre-paid customer outside Spain who has not recharged his or her call credits for between three and six consecutive months following the date such credits had been reduced to zero. All of our Latin American operations, including our Brasilcel joint venture with Portugal Telecom, have recently adopted a standard criteria for pre-paid churn.

As of January 1, 2003, pre-paid churn will include any pre-paid customer who in three months does not generate either incoming or outgoing traffic and does not have a sufficient balance to make a telephone call.

We may include as discontinued some customers in and outside Spain who have “migrated,” or changed, from pre-paid to contract service, or vice versa, and who have not informed the relevant operator of the change so that the operator assumes that it has lost the customer.

Introduction to Results of Operations

The following is a brief description of the revenues and expenses that are included in the line items of the combined financial statements.

Net Revenues from Operations

Net revenues from operations consist of the following:

•	Wireless communications services. These revenues are derived from use of our wireless network to provide communication services to customers, which is our principal business activity. Revenues generated by wireless communications services include:

•	Fees for voice services: These fees for voice services are generally based on a customer’s actual airtime usage. Fees for voice services also include connection and monthly fees. Fees for voice services are received on a pre-paid basis and on a contract basis.

•	Value-added services fees: These fees include additional charges for value-added services, such as SMS, MoviStar e-moción, and MMS which are used by some customers in addition to standard voice services.

•	Interconnection fees: These fees are collected from other telecommunications operators for terminating their calls on our network. Spain and the other countries in which we currently operate, other than Guatemala, Argentina and Mexico (in respect of national calls only) have implemented a “calling party pays” system so that we receive substantial revenues in the form of payments from other telecommunications providers for calls made by their customers to customers on our network.

•	Roaming fees: These fees are collected from other wireless operators for calls by their customers that use our network.

•	Sales of handsets and accessories. These revenues relate principally to the sale of handsets and other equipment.

•	Other services. These revenues are derived principally from fixed wireless services in rural Spain and from fixed-line services in Central America.

Other Revenues

These non-operating revenues include the capitalized expenses of in-house work performed to construct property, plant and equipment, which themselves are to be capitalized, and increases in the value of inventories over the prior period.

Operating Expenses

Our principal operating expenses are:

•	Services and goods purchased. These expenses include interconnection fees paid by us to other telecommunications companies, including our affiliates in the Telefónica Group, and the cost of purchasing handsets and accessories.

•	External services and local taxes. These expenses include the costs of distribution and other commercial costs, advertising and marketing expenses, sales overhead, customer care, third-party network maintenance costs and long distance leased lines. Unlike under U.S. GAAP, which permits customer acquisition costs to be amortized over the expected life of the customer relationship, Spanish GAAP requires customer acquisition costs to be expensed in the period incurred.

•	Personnel expenses. These expenses include all personnel-related expenses, primarily wages and salaries and employee benefits.

•	Depreciation and amortization. These expenses include non-cash items such as depreciation of property, plant and equipment and amortization of licenses and concessions.

•	Changes in operating provisions. These expenses primarily reflect changes in the provision for bad debt.

EBITDA

We define EBITDA as operating profit (loss) before depreciation and amortization. We use EBITDA as an internal measure of business line performance. EBITDA is a segment measure under the US GAAP standard FASB Statement 131, which we discuss in note 20 to our combined financial statements.

Our EBITDA has increased to €3,736 million for 2002 from €3,334 million in 2001 and €2,252 million in 2000.

Non-Operating Expenses

Our principal non-operating income (expense) items are:

•	Amortization of goodwill. This non-cash item relates to amortization of accumulated goodwill. Under Spanish GAAP amortization of goodwill is reflected below the operating income line item. The criteria applied to the treatment of goodwill in our combined financial statements are that goodwill is amortized on a straight-line basis during the period in which it contributes to revenue generation in the corporations involved. The maximum amortization period for goodwill is 20 years, which is the period generally estimated for recovery, except in cases where the amount of goodwill is expected to be recovered in a shorter period.

•	Income (losses) of associated companies. This item reflects our company’s participation in the income or losses of companies carried by the equity method.

•	Financial expense. Our financial expense principally consists of interest on our debt and foreign exchange losses.

•	Financial income. Our financial income principally consists of revenues from interest bearing accounts and investment securities and other instruments and foreign exchange gains.

•	Extraordinary income (expense). This item reflects extraordinary non-recurring gains and losses. Spanish GAAP is less restrictive than U.S. GAAP in permitting the classification of items as “extraordinary.”

Corporate Income Tax

The amounts provisioned for taxes are based upon income before taxes as calculated in accordance with applicable tax regulations in Spain and the other jurisdictions in which we operate. To date, we have been a member of the Telefónica, S.A. consolidated tax group and will continue to be so for as long as it owns at least a 75% interest in our company. The tax provision is calculated as an aggregate of the various tax provisions on earnings posted by each operator, with the corresponding adjustments.

Minority Interests

These amounts reflect the minority interests held by third parties in our consolidated companies, which decreases our participation in the income or losses of those companies.

Results of Operations

The following table presents, for the periods indicated, each line item as a percentage of net revenues from operations:

	Year ended December 31,
	2000	2001	2002
	(percentages of net revenues from operations)
Net revenues from operations:
Wireless communications services	91.1%	91.6%	86.9%
Sales of handsets and accessories	5.1	7.0	10.5
Other services	3.8	1.4	2.6

Total	100.0	100.0	100.0

Other revenues	1.7	1.8	1.0

Operating expenses:
Services and goods purchased	(24.4)	(22.1)	(26.3)
External services and local taxes	(35.7)	(31.0)	(26.4)
Personnel expenses	(4.2)	(6.3)	(6.0)
Depreciation and amortization	(13.7)	(15.0)	(14.4)
Change in operating provisions	(2.0)	(2.7)	(1.4)

Total operating expenses	(80.0)	(77.1)	(60.1)

Operating income	21.7	24.7	26.5
Non-operating expenses:
Amortization of goodwill	(0.4)	(0.6)	(1.0)
Income (loss) of associated companies	(1.5)	(1.4)	(1.7)
Financial expense	(4.8)	(8.5)	(10.1)
Financial income	1.7	4.6	6.6

Income from ordinary activities	16.7	18.7	20.3

Extraordinary income (expense)	(0.8)	(1.2)	(132.1)
Income before tax and minority interests	15.9	17.5	(111.8)

Corporate income tax	(5.4)	(7.5)	23.3
Minority interests	(0.3)	0.6	47.7

Net income	10.1%	10.6%	(40.7%)

The following discussion of our results of operations focuses primarily on the results of operations in Spain (including Telefónica Móviles España, M-Solutions and, since October 2001, Terra Mobile) and Latin America, our principal regions of operations. For purposes of this discussion, our intercompany eliminations and other have been excluded from the financial information regarding Spain and Latin America and from individual company results of operations. Some figures may not add up due to these exclusions or to rounding.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Net Revenues from Operations

The following table presents, for the periods indicated, the breakdown of net revenues from operations and the percentage variation from year to year:

	Year ended December 31,		% Variation
	2001	2002
	(euro in millions)
Wireless communications services	7,702	7,947	3.2%
Sales of handsets and accessories	588	960	63.2%
Other services	121	233	92.6%

Net revenues from operations	8,411	9,140	8.7%

Our net revenues from operations increased by 8.7% to €9,140 million for 2002 from €8,411 million for 2001. This increase resulted from the following factors:

•	Spanish operations. Our Spanish operations accounted for 75% of net revenues from operations in 2002. Net revenues from our Spanish operations increased 18% to €6,834 million for 2002 from €5,815 million for 2001 due to the following factors:

•	Wireless communications services: For 2002, wireless communications services represented 87% of net revenues from operations in Spain, reflecting an 11% increase to €5,940 million for 2002 from €5,340 million for 2001. This increase resulted primarily from a 9.6% growth in our active customer base to 18.4 million at year-end 2002 from 16.8 million at year-end 2001, as well as increased customer usage. Telefónica Móviles España’s efforts to encourage customer migration to its contract plans have led to increased minutes of usage. Total traffic increased by 19% compared to 2001. MOU per contract customers also increased by 5% in 2002 compared to 2001. In the case of wireless data services, net revenues from data services increased to €729 in 2002 when compared to €573 in 2001. This increase was primarily due to the 35% increase in SMS sent in 2002 compared to 2001.

•	Sales of handsets and accessories: In 2002, handset and accessory sales represented 10% of net operating revenue in Spain, reflecting a 106% increase to €704 million for 2002 from €341 million for 2001. This increase resulted principally from the centralized handset procurement model introduced in December 2001 pursuant to which we act as an intermediary in the handset market in all activities involving customer attraction and retention. This model has yielded competitive advantages, both in terms of handset acquisition prices and in facilitating technological transition.

•	Other services: Net revenues from operations derived from other services in Spain increased 46% to €196 million for 2002 from €134 million for 2001.

•	Latin American operations. Our Latin American operations accounted for 25% of net revenues from operations for 2002. The smaller revenue contribution by our Latin American operators compared to 2001 is due primarily to the negative effect of exchange rate fluctuations. Net revenues from our operations in Latin American decreased in euros by 14.7% to €2,291 million for 2002 from €2,686 million for 2001. Exchange rate fluctuations had a negative impact of approximately 31.5% on Latin American revenues. The increase, excluding exchange rate impact, is primarily the result of fully consolidating twelve months of operations in Mexico in 2002, including Pegaso’s operations since September 2002, compared to fully consolidating only six months of operations for our Northern Mexico operators in 2001, as well as fully consolidating the Tele Leste Group from January 2002.

•	Wireless communications services: For 2002, wireless communications services represented 81% of net revenues from operations in Latin America, reflecting a 21% decrease in euros to €1,865 million for 2002 from €2,361 million for 2001. This decrease is primarily a result of the negative effect of exchange rate fluctuations. Exchange rate fluctuations had a negative impact of approximately 38.3% on Latin American revenues. The increase, excluding exchange rate impact, is primarily the result of fully consolidating twelve months of operations in Mexico in 2002, including Pegaso’s operations since September 2002, compared to fully consolidating only six months of operations for our Northern Mexico operators in 2001, as well as fully consolidating the Tele Leste Group from January 2002.

•	Sales of handsets and accessories: For 2002 sales of handsets and accessories represented 10% of net revenues from operations in Latin America, reflecting a 1% decrease in euros to €236 million for 2002 from €239 million for 2001. This decrease is primarily a result of the negative effect of exchange rate fluctuations. Exchange rate fluctuations had a negative impact of approximately 26.6% on Latin American revenues. The increase, excluding exchange rate impact, is primarily the result of fully consolidating twelve months of operations in Mexico in 2002, including Pegaso’s operations since September 2002, compared to fully consolidating only six months of operations for our Northern Mexico operators in 2001, as well as fully consolidating the Tele Leste Group from January 2002.

•	Other services: Net revenues from operations derived from other services in Latin America were €200 million for 2002, representing 8.7% of net revenues from operations in the region and an increase of 133% from €86 million for 2001.

Other Revenues

Our other revenues decreased by 38% to €91 million for 2002 from €148 million for 2001, principally as a result of the lower levels of capital expenditures.

Operating Expenses

The following table presents, for the years indicated, the breakdown of operating expenses and the percentage variation from year to year:

	Year ended December 31,
	2001	2002	% Variation
	(euro in millions)
Services and goods purchased	1,862	2,406	29.2%
External services and local taxes	2,604	2,412	(7.4)%
Personnel expenses	534	546	2.4%
Depreciation and amortization	1,258	1,316	4.6%
Changes in operating provisions	225	130	(42.2)%

Total operating expenses	6,483	6,811	5.1%

Services and Goods Purchased.    Services and goods purchased increased by 29.2% to €2,406 million for 2002 from €1,862 million for 2001. As a percentage of net revenues from operations, services and goods purchased increased to 26.3% for 2002 from 22.1% for 2001. The increase in this expense item as a percentage of net revenues from operations resulted from the following factors:

•

Spanish operations:    Our Spanish operations accounted for 68.6% of our services and goods purchased for 2002. These expenses increased 28% to €1,649 million for 2002 from €1,289 million for 2001. This increase was primarily attributable to the centralized model for handset purchases initiated in Spain in December 2001 and carried out throughout 2002, as well as the increase in outgoing traffic to other networks. The increased traffic resulted in higher interconnection costs despite a 17.01% reduction in interconnection tariffs imposed by Spanish regulators in July 2002. This reduction in interconnection tariffs was applied on August 1, 2002 to incoming traffic from the Amena network and fixed operators, with the exception of Telefónica de España. On October 31, 2002, Telefónica Móviles España applied the same reduction to incoming traffic from the Vodafone network and Telefónica de España. As a percentage of net revenues from operations generated by our Spanish operations, services and goods purchased increased to 24.1% for 2002 from 22.2% for 2001.

•	Latin American operations: Our Latin American operations accounted for 29.3% of our services and goods purchased for 2002. These expenses increased 21% to €705 million for 2002 from €581 million for 2001. This increase is primarily the result of fully consolidating twelve months of operations in Mexico in 2002, including Pegaso’s operations since September 2002, compared to fully consolidating only six months of operations for our Northern Mexico operators in 2001, as well as fully consolidating the Tele Leste Group from January 2002. As a percentage of net revenues from operations generated by our Latin American operations, services and goods purchased increased to 30.6% for 2002 from 21.7% for 2001, as a result of increased marketing activity during the period, especially in Mexico, Brazil, Central America and Peru, as well as the consolidation of Pegaso.

•	European Operations: These expenses totaled €63 million in 2002, compared to €9 million in 2001, due to the commercial launch of GSM and GPRS in Germany, which began in November 2001 and was suspended in July 2002.

External Services and Local Taxes.    Our expenses due to external services and local taxes decreased by 7.4% to €2,412 million for 2002 from €2,604 million for 2001. As a percentage of net revenues from operations, these external expenses decreased to 26.4% for 2002 from 31.0% for 2001. The relative decrease in this expense item as a percentage of net revenues from operations resulted from the following factors:

•	Spanish operations: Our Spanish operations accounted for 61.6% of our total external expenses in 2002, as these expenses decreased by 3.7% to €1,486 million for 2002 from €1,542 million for 2001. As a percentage of net revenues from Spanish operations, external expenses decreased to 22% for 2002 from 27.0% for 2001. This decrease was principally due to lower marketing costs.

•	Latin American operations: Our Latin American operations accounted for 32% of our total external expenses for 2002, as these expenses decreased 24% to €776 million from €1,023 million in 2001. As a percentage of the net revenues from Latin American operations, external expenses decreased to 33.7% for 2002 from 38% for 2001. External expenses for our Latin American operations decreased by 24% in 2002 compared to 2001, principally due to the containment of marketing costs in Argentina and the negative impact of exchange rates in Argentina and Brazil in fiscal year 2002, which more than offset consolidation of Tele Leste Group as of January 2002, and the full consolidation of twelve months of operations in Mexico in 2002, including Pegaso’s operations since September 2002, compared to the full consolidation of only six months of operations for our Northern Mexico operators in 2001.

Personnel Expenses.    Our personnel expenses increased by 2.4% to €546 million for 2002 from €534 million for 2001. As a percentage of net revenues from operations, personnel expenses decreased to 6.0% for 2002 from 6.3% for 2001. The decrease of this expense item as a percentage of net revenues from operations resulted from the following factors:

•	Spanish operations: Our Spanish operations accounted for 46.7% of our total personnel expenses for 2002. These expenses increased by 8.2% to €255 million for 2002 from €236 million for 2001. This growth is primarily explained by the 5.4% rise in the average headcount of Telefónica Móviles España in fiscal year 2002 compared to fiscal year 2001. As a percentage of net revenues from operations generated by our Spanish operations, personnel expenses decreased to 3.7% for 2002 from 4.1% for 2001, this decrease was primarily due to a 20.3% increase in employee productivity, as measured by customers to employees, to 4,212 customers per employee at year-end 2002 from 3,500 customers per employee at year-end 2001.

•	Latin American operations: Our Latin American operations accounted for 35% of our total personnel expenses for 2002. These expenses decreased by 12.8% to €192 million for 2002 from €220 million for 2001. As a percentage of net revenues from operations generated by our Latin American operations, personnel expenses remained stable at 8.4% for 2002 from 8.2% for 2001 despite fully consolidating twelve months of operations in Mexico in 2002, including Pegaso’s operations since September 2002, compared to fully consolidating only six months of operations for our Northern Mexico operators in 2001, as well as fully consolidating the Tele Leste Group from January 2002. This increase in personnel expenses resulting from the inclusion of Telefónica Móviles Mexico and the Tele Leste Group was largely offset by a containment of personnel costs, primarily in Argentina and among our Northern Mexico operators, as well as the fluctuation in exchange rates.

•	European operations: Our European operations represent 11% of personnel expenses. These increased by 10.4% over 2001, due to the launch of operations.

EBITDA

EBITDA increased by 12.1% to €3,736 million for 2002 from €3,334 million for 2001. As a percentage of net revenues from operations, EBITDA increased to 49.9% for 2002 from 39.6% for 2001. The increase in EBITDA was generally attributable to the following factors:

•	Spanish operations: Our Spanish operations accounted for 93% of EBITDA for 2002. The EBITDA of our operations in Spain increased 24% to €3,461 million for 2002 from €2,803 million for 2001. This increase was due principally to increased operational efficiency by Telefónica Móviles España. As a percentage of net revenues from operations, EBITDA increased to 50.6% for 2002 from 48.2% for 2001.

•	Latin American operations: Our Latin American operations accounted for 15.9% of EBITDA for 2002. EBITDA in our Latin American operations showed a decrease of 13.2% compared to fiscal year 2001, to €593 million for 2002 from €684 million for 2001. Exchange rate fluctuations had a negative impact of approximately 33.2% on Latin America EBITDA. As a percentage of net revenues from operations, EBITDA increased to 25.8% for 2002 from 25.5% for 2001, showing improved efficiency as a result of close monitoring of costs by the various companies.

•	Other European operations: We had negative EBITDA in our other European operations of €225 million in 2002 due primarily to the commercial launch of GSM and GPRS in Germany, which began in November 2001 and was suspended in July 2002.

Depreciation and Amortization.    Depreciation and amortization increased by 4.6% to €1,316 million for 2002 from €1,258 million for 2001. As a percentage of net revenues from operations, depreciation and amortization decreased to 14.4% for 2002 from 15% for 2001. The increase in this expense item resulted from the following factors:

•	Spanish operations: Our Spanish operations accounted for 51.9% of our total depreciation and amortization for 2002. This expense increased 4.4% to €684 million for 2002 from €655 million for 2001. As a percentage of net revenues from operations generated by our Spanish operations, depreciation and amortization decreased to 10.0% in 2002 from 11.3% in 2001. This decrease was principally due to economies of scale derived from the volume of operations.

•

Latin American operations:    Our Latin American operations accounted for 39.1% of our total depreciation and amortization for 2002. This expense decreased 4.1% to €515 million for 2002 from €537 million for 2001, due primarily to the depreciation of the Brazilian real and the Argentine peso, which more than offset the full consolidation of twelve months of operations in Mexico in 2002, including Pegaso’s operations since September 2002, compared to the full consolidation of only six months of operations for our Northern Mexico operators in 2001, as well as the full consolidation of the

Tele Leste Group from January 2002. As a percentage of the net revenues from operations generated by our Latin American operations, depreciation and amortization increased to 22.4% for 2002 from 20% for 2001.

Changes in Operating Provisions.    Changes in operating provisions decreased by 42% to €130 million for 2002 from €225 million for 2001. These expenses, as a percentage of net revenues from operations, decreased in 2002 to 1.4% from 2.7% for 2001.

Operating Income

As a result of the above factors, operating income increased by 16.6% to €2,419 million for 2002 from €2,076 million for 2001. Operating income, as a percentage of net revenues from operations, increased to 26.5% for 2002 from 25% for 2001.

Non-Operating Expenses

Amortization of Goodwill.    Amortization of goodwill increased 61.9% to €87 million for 2002 from €54 million for 2001. This increase resulted principally from the commencement of the amortization of goodwill relating to the acquisition of Pegaso, as well as the higher amortization accounted in 2002 of the goodwill relating to our Northern Mexico operations and Terra Mobile, which in 2001 were only amortized for six and three months respectively.

Income (Losses) of Associated Companies.    Our share in income (losses) of companies carried by the equity method resulted in a loss of €159.5 million for 2002, as compared to a loss of €119.2 million for 2001. The losses correspond to the losses of IPSE 2000, which has been consolidated using the equity method since October 1, 2001, and Medi Telecom. The increased losses under the equity method, compared to fiscal year 2001, are primarily a result of the losses of IPSE 2000, which was fully consolidated until September 30, 2001.

Financial Expense.    Our financial expense increased by 29% to €922 million for 2002 from €715 million for 2001, principally due to a 32% increase in interest on payables to Telefónica Group companies to €303 million in 2002 from €230 million in 2001 and a substantial increase in exchange losses to €502 million in 2002 from €346 million in 2001, which was offset in part by a 15% decline in other interest on payables and loans to €117 million in 2002 from €138 million in 2001. The increase in exchange losses was principally due to the devaluation of various Latin American currencies (principally the Argentine peso and the Brazilian real) and the exchange rate hedging transactions euro/U.S. dollar during the period.

Financial Income.    Our financial income increased by 57% to €606 million for 2002 from €387 million for 2001. This increase was principally due to a substantial increase in exchange gains to €482 million in 2002 from €248 million in 2001 principally due to exchange rate hedging transactions entered into by us and the impact in the accounts payable of the devaluation of the U.S. dollar in respect to the euro and the Brazilian real, partially offset by a 10% decrease in revenues from securities and loans to €124 million in 2002 from €138 million in 2001. The net effect of the devaluation of the U.S. dollar in respect to the euro, including the hedging transactions is not significant.

Extraordinary Income (Expense)

Our extraordinary expense, net, was €12,076 million for 2002 compared to extraordinary expense, net, of €101 million for 2001. Extraordinary expenses of €12,162 million in 2002 consisted principally of the total write-off of assets in Germany, Austria and Switzerland, totaling €9.467 billion; the provision for losses attributable to Telia Sonera in Group 3G totaling €382 million after its communication that it would not inject additional funds in Group 3G; the extraordinary provisions attributable to the write-off of assets in Italy totaling €1.7 billion; and the expenses of restructuring European operations, totaling €380 million gross. Extraordinary income also includes the accelerated write-off of the goodwill of Terra Mobile, as a result of the process of restructuring this company’s operations outside Spain, for a gross total of €154 million. Extraordinary income of €86 million in 2002 consisted principally of tax recovered totaling €46 million, and revenue from the sale of assets totaling €18 million.

All these figures are gross of taxes and minorities.

Corporate Income Tax

The provision for corporate income tax is based on pre-tax income calculated according to applicable tax law in Spain and in other jurisdictions in which we operate. We form part of the Telefónica S.A. tax consolidation group and will continue to do so for as long as Telefónica S.A., owns at least 75% of our capital stock. The tax provision is calculated as an aggregate, with the corresponding adjustments, from the various income tax provisions posted by each operator.

Our corporate income tax for 2002 includes the tax credit (€2.7165 billion) resulting from the decline in value (provision for portfolio depreciation deductible for tax purposes) of our European subsidiaries in Germany, Austria, Switzerland and Italy who were awarded UMTS licenses.

Minority Interests

Minority interests for 2002 resulted in a gain of €4,363 million compared to a gain of €48 million in 2001. The figure posted in 2002 is a result of the allocation to minority shareholders of losses incurred by fully consolidated companies. In the fiscal year 2002, this amount corresponds primarily to the minority shareholders’ share of expenses from the write-downs and restructuring expenses in Germany, totaling €4.198 billion.

Net Income

As a result of the above factors, net income totaled (€3,724) billion for 2002, compared to €893 million for 2001.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

The year ended December 31, 2001 was characterized by continued growth in revenues and total customers and by improvement in operating margins despite increasing competition in our markets and economic slowdown in our main countries of operation.

Net Revenues from Operations

The following table presents, for the periods indicated, the breakdown of net revenues from operations and the percentage variation from year to year:

	Year ended December 31,		% Variation
	2000	2001
	(euro in millions)
Wireless communications services	5,810	7,702	32.6%
Sales of handsets and accessories	326	588	80.3%
Other services	241	121	(49.8)%

Net revenues from operations	6,377	8,411	31.9%

Our net revenues from operations increased by 31.9% to €8,411 million for 2001 from €6,377 million for 2000. This increase resulted from the following factors:

•	Spanish operations. Our Spanish operations accounted for 69% of net revenues from operations in 2001. Net revenues from our Spanish operations increased 20.4% to €5,815 million for 2001 from €4,828 million for 2000 due to the following factors:

•	Wireless communications services: For 2001, wireless communications services represented 92% of net revenues from operations in Spain, reflecting a 17.4% increase to €5,340 million for 2001 from €4,547 million for 2000. This increase resulted from a 22% growth in our customers to 16.8 million at year-end 2001 from 13.7 million at year-end 2000. The increased revenues derived from customer growth were partially a result of the success of our MoviStar Plus program, which contributed to a gain of more than 0.5 million contract-based clients. The increase translated into a 28.2% increase in total minutes of use compared to 2000. The increased revenues derived from customer growth were partially offset by lower revenue per user, which was principally due to rate reductions and a change in customer mix as pre-paid customers increased to 68% of our total customer base at year-end 2001 from 65% at year-end 2000. In the case of wireless data services, we experienced a 177% increase in our short messaging revenue for 2001 compared to 2000.

•	Sales of handsets and accessories: For 2001, sales of handsets and accessories represented 5.9% of net revenues from operations in Spain, reflecting a 174.4% increase to €341 million for 2001 from €124 million for 2000. This increase resulted principally from the centralized handset procurement model introduced in December 2001 pursuant to which we act as an intermediary in the handset market in all activities involving customer attraction and retention. This model has yielded competitive advantages, both in terms of handset acquisition prices and in facilitating technological transition.

•	Other services: Net revenues from operations derived from other services in Spain decreased 14% to €134 million for 2001 from €156 million for 2000.

•	Latin American operations. Our Latin American operations accounted for 32% of net revenues from operations for 2001. Net revenues from operations for our Latin American operations increased by 73% to €2,686 million for 2001 from €1,553 million for 2000 due to the following factors:

•	Wireless communications services: For 2001, wireless communications services represented 88% of net revenues from operations in Latin America, reflecting a 87% increase to €2,361 million for 2001 from €1,263 million for 2000. This increase was due principally to the 115% increase in our number of customers to 9.3 million at year-end 2001 from 4.3 million year-end 2000. Such increase was due, in large part, to the incorporation of wireless operations in Peru, Argentina and Mexico during 2001.

•	Sales of handsets and accessories: For 2001, sales of handsets and accessories represented 9% of net revenues from operations in Latin America, reflecting a 18% increase to €239 million for 2001 from €202 million for 2000. This increase resulted principally from the incorporation of wireless operations in Peru, Argentina and Mexico during 2001, which accounted for 45 percentage points of such increase and offset lower customer growth in the Brazilian market.

•	Other services: Net revenues from operations derived from other services in Latin America were €86 million for 2001, representing 3% of net revenues from operations in the region and a decrease of 3% from €88 million for 2000.

Other Revenues

Our other revenues increased by 34.0% to €148 million for 2001 from €111 million for 2000, principally as a result of higher levels of capitalized expenses relating to our start-up operations.

Operating Expenses

The following table presents, for the years indicated, the breakdown of operating expenses and the percentage variation from year to year:

	Year ended December 31,
	2000	2001	% Variation
	(euro in millions)
Services and goods purchased	1,559	1,862	19.4
External services and local taxes	2,277	2,604	14.3
Personnel expenses	271	534	97.2
Depreciation and amortization	871	1,258	44.4
Changes in operating provisions	129	225	74.4

Total operating expenses	5,107	6,483	26.9

Services and Goods Purchased.    Services and goods purchased increased by 19.4% to €1,862 million for 2001 from €1,559 million for 2000. As a percentage of net revenues from operations, services and goods purchased decreased to 22.1% for 2001 from 24.5% for 2000. The decrease in this expense item as a percentage of net revenues from operations resulted from the following factors:

•	Spanish operations: Our Spanish operations accounted for 69% of our services and goods purchased for 2001. These expenses increased 27.2% to €1,289 million for 2001 from €1,013 million for 2000. This increase was primarily attributable to increased traffic, which resulted in higher interconnection costs despite a decline in interconnection tariffs, and increased handset purchases as a result of our new centralized handset procurement model discussed above. As a percentage of net revenues from operations generated by our Spanish operations, services and goods purchased increased to 22.2% for 2001 from 21.0% for 2000.

•	Latin American operations: Our Latin American operations accounted for 31% of our services and goods purchased for 2001. These expenses increased 6.0% to €581 million for 2001 from €546 million for 2000 primarily as a result of the incorporation of our wireless operations in Peru, Argentina and Mexico during 2001, which accounted for 30 percentage points of such increase, which more than offset lower levels of commercial activity. In addition, the year-on-year comparison is affected by the sharp devaluation of the Brazilian real against the U.S. dollar in 2000, which resulted in higher services and goods purchased expense in that year as a result of the increased cost of handsets in local currency, as handset prices are denominated in U.S. dollars. As a percentage of net revenues from operations generated by our Latin American operations, services and goods purchased decreased to 21.6% for 2001 from 35.2% for 2000.

External Services and Local Taxes.    Our expenses due to external services and local taxes increased by 14.3% to €2,604 million for 2001 from €2,277 million for 2000. As a percentage of net revenues from operations, these external expenses decreased to 31.0% for 2001 from 35.7% for 2000. The relative decrease in this expense item as a percentage of net revenues from operations resulted from the following factors:

•	Spanish operations: Our Spanish operations accounted for 59% of our total external expenses in 2001, as these expenses decreased by 18.0% to €1,542 million for 2001 from €1,873 million for 2000. As a percentage of net revenues from Spanish operations, external expenses decreased to 27.0% for 2001 from 38.8% for 2000. This decrease was principally due to the reduction in subscriber acquisition costs and the lower growth in new customers than in prior periods.

•

Latin American operations:    Our Latin American operations accounted for 39% of our total external expenses for 2001, as these expenses increased 168% to €1,023 million from €382 million in 2000. As a percentage of the net revenues from Latin American operations, external expenses increased to 38% for

2001 from 24.6% for 2000. External expenses for our Latin American operations increased by 168% in 2001 compared to 2000, principally due to the incorporation of wireless operations in Peru, Argentina and Mexico during 2001, which accounted for 169 percentage points of such increase.

Personnel Expenses.    Our personnel expenses increased by 97.2% to €534 million for 2001 from €271 million for 2000. As a percentage of net revenues from operations, personnel expenses increased to 6.3% for 2001 from 4.2% for 2000. The increase of this expense item as a percentage of net revenues from operations resulted from the following factors:

•	Spanish operations: Our Spanish operations accounted for 44% of our total personnel expenses for 2001. These expenses increased by 39% to €236 million for 2001 from €169 million for 2000. As a percentage of net revenues from operations generated by our Spanish operations, personnel expenses increased to 4.1% for 2001 from 3.5% for 2000. This increase was due to the growth of our operations, which led to a personnel increase from 3,937 people at year-end 2000 to 4,372 people at year-end 2001. Nonetheless, employee productivity, as measured by customers per employee, increased by 17% to approximately 3,500 customers per employee at year-end 2001.

•	Latin American operations: Our Latin American operations accounted for 41% of our total personnel expenses for 2001. These expenses increased by 153% to €220 million for 2001 from €87 million for 2000. As a percentage of net revenues from operations generated by our Latin American operations, personnel expenses increased to 8.2% for 2001 from 5.6% for 2000. This increase in personnel expenses was principally attributable to the incorporation of wireless operations in Peru, Argentina and Mexico, which accounted for 144% of such increase. In addition to our personnel expenses in Spain and Latin America, we consolidated personnel expenses related to our start-up operations in European countries.

EBITDA

EBITDA increased by 48% to €3,334 million for 2001 from €2,252 million for 2000. As a percentage of net revenues from operations, EBITDA increased to 39.6% for 2001 from 35.3% for 2000. The increase in EBITDA was generally attributable to the following factors:

•	Spanish operations: Our Spanish operations accounted for 84% of EBITDA for 2001. The EBITDA of our operations in Spain increased 57% to €2,803 million for 2001 from €1,791 million for 2000. This increase was due principally to economies of scale and a reduction in customer churn, as well as to a 36% reduction in customer acquisition costs. As a percentage of net revenues from operations, EBITDA decreased to 48.2% for 2001 from 37.1 % for 2000.

•	Latin American operations: Our Latin American operations accounted for 20% of EBITDA for 2001. EBITDA in our Latin American operations increased 36.7% to €684 million for 2001 from €500 million for 2000, principally as a result of the incorporation of our wireless operations in Peru, Argentina and Mexico, which accounted for 41.7 percentage points of such increase. As a percentage of net revenues from operations, EBITDA decreased to 25.5% for 2001 from 32.2% for 2000.

•	Other European operations: Our other European operations accounted for (2.7)% of EBITDA for 2001. We had negative EBITDA in our other European operations of €90 million in 2001 due to the start-up nature of our operations in Europe.

Depreciation and Amortization.    Depreciation and amortization increased by 44% to €1,258 million for 2001 from €871 million for 2000. As a percentage of net revenues from operations, depreciation and amortization increased to 15% for 2001 from 13.65% for 2000. The increase in this expense item resulted from the following factors:

•

Spanish operations:    Our Spanish operations accounted for 52% of our total depreciation and amortization for 2001. This expense increased 13.3% to €655 million for 2001 from €578 million for 2000. As a percentage of net revenues from operations generated by our Spanish operations, depreciation and amortization decreased to 11.3% in 2001 from 12% in 2000. This decrease was principally due to economies of scale derived from the volume of operations.

•	Latin American operations: Our Latin American operations accounted for 43% of our total depreciation and amortization for 2001. This expense increased 99% to €537 million for 2001 from €270 million for 2000. This increase was principally a result of the incorporation of wireless operations in Peru, Argentina and Mexico during 2001, which accounted for 93 percentage points of such increase, and higher expenses incurred to expand our networks in connection with the increased commercial activity in our Latin American operations. As a percentage of the net revenues from operations generated by our Latin American operations, depreciation and amortization increased to 20% for 2001 from 17.4% for 2000.

Changes in Operating Provisions.    Changes in operating provisions increased by 74.4% to €225 million for 2001 from €129 million for 2000. These expenses, as a percentage of net revenues from operations, increased in 2001 by 2.7% from 2.0% for 2000.

Operating Income

As a result of the above factors, operating income increased by 50.6% to €2,076 million for 2001 from €1,380 million for 2000. Operating income, as a percentage of net revenues from operations, increased to 25% for 2001 from 21.7% for 2000.

Non-Operating Expenses

Amortization of Goodwill.    Amortization of goodwill increased 103.6% to €54 million for 2001 from €26 million for 2000. This increase resulted principally from commencement of the amortization of goodwill relating to our Mexican operations and Argentina operations, as well as the commencement of amortization of goodwill relating to Terra Mobile following the change in the method pursuant to which we account for this entity from the equity method to consolidation as of October 1, 2001.

Income (Losses) of Associated Companies.    Our share in income (losses) of companies carried by the equity method resulted in a loss of €119.2 million for 2001, as compared to a loss of €95 million for 2000. This change resulted principally from an increase in losses of Terra Mobile from €28 million in 2000 to €38 million in 2001 prior to such accounting change, losses at IPSE 2000 of €10 million, which were accounted for under the equity method as of October 1, 2001, and increased losses at Medi Telecom.

Financial Expense.    Our financial expense increased by 134.8% to €715 million for 2001 from €304 million for 2000, principally due to a 134% increase in interest on payables to Telefónica Group companies to €230 million in 2001 from €98 million in 2000 and a substantial increase in exchange losses to €346 million in 2001 from €61 million in 2000, which was offset in part by a 5.4% decline in other interest on payables and loans to €138 million in 2001 from €146 million in 2000. The increase in exchange losses was principally due to the devaluation of various Latin American currencies (principally the Brazilian real and the Argentine peso) during the period.

Financial Income.    Our financial income increased by 253% to €387 million for 2001 from €110 million for 2000. This increase was principally due to a substantial increase in exchange gains to €248 million in 2001 from €20 million in 2000 principally due to exchange rate hedging transactions entered into by us and a 55.1% increase in revenues from securities and loans to €138 million in 2001 from €89 million in 2000 principally due to interest on short-term financial investments made as a result of increased cash flow in our Spanish operations.

Extraordinary Income (Expense)

Our extraordinary expense, net, was €101 million for 2001 compared to extraordinary expense, net, of €52 million for 2000. Extraordinary expenses of €178 million in 2001 consisted principally of losses on fixed asset disposals, principally in Argentina, of €77 million, extraordinary expenses of €41.4 million relating to our Argentina wireless operations’ net loss for the three months ended December 31, 2000, which were included in the combined results of operations in this caption following its change in fiscal year end from September 30 to December 31, and other extraordinary expenses of €24 million. Extraordinary income of €77 million in 2001 consisted principally of reversals of provisions relating to pension plans and provisions relating to contingencies and other expenses totaling €39 million, recoveries of insurance claims of €11 million and other extraordinary revenue of €17 million.

Corporate Income Tax

Our corporate income tax expense increased by 81% to €629 million for 2001 from €348 million for 2000. This increase resulted principally from our improved results of operations, especially in Spain, and the reduced availability of tax credits.

Minority Interests

Minority interests for 2001 resulted in a gain of €48 million compared to a loss of €21 million in 2000. This change was a result of losses incurred in El Salvador, Guatemala, Argentina and Germany attributable to minority interests.

Net Income

As a result of the above factors, net income increased by 38.6% to €893 million for 2001 from €645 million for 2000. Net income, as a percentage of net revenues from operations, was 10.6% for 2001, up slightly from 10.1% for 2000.

B.    LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources

We expect to have substantial liquidity and capital resource requirements in order to develop and expand our business, as we continue to implement our strategy.

Liquidity and Capital Resource Requirements

Our principal liquidity and capital resource requirements consist of the following:

•	capital expenditures for existing and new operations, including the roll-out of a GSM network in Mexico;

•	acquisitions of other wireless operators or companies engaged in complementary or related businesses, such as our acquisition of our Northern Mexico operators and Pegaso;

•	debt service requirements relating to our existing and future debt; and

•	costs and expenses relating to the operation of our business.

Capital Expenditures.    The following table presents our actual capital expenditures for 2000, 2001 and 2002 (excluding capital expenditures to acquire UMTS licenses):

	2000	2001	2002
	(millions of euro)
Spain	897	780	519
Rest of Europe	—	295	76

Western Europe	897	1,075	595
Latin America(1)	541	597	310
Other(2)	18	18	14

Total	1,456	1,690	919

(1)	Includes capital expenditures for years in which our Latin American operating companies are included in our combined financial statements. For 2001, includes with respect to our Argentina operations its capital expenditures during the 15 months ended December 31, 2001.
(2)	Principally Telefónica Móviles, S.A. (parent company), Terra Mobile and M-Solutions.

The above table does not reflect capital expenditures to acquire UMTS licenses in Spain, Germany, Italy, Austria and Switzerland. See “—Capital Expenditures for UMTS Licenses.”

Our total capital expenditures totaled approximately €919 for 2002, €1,690 million for 2001, and €1,456 million for 2000. Our total capital expenditure was €149.21 for the three months ended March 31, 2003. In each of these periods, the principal capital expenditures related to the build-out and development of our networks in Spain and the other countries in which we operate. In Spain, we have introduced new services such as GPRS and MMS. In addition, we substantially expanded the capacity of our digital network in Spain in order to accommodate the rapid growth in our customer base, and rolled out the first phase of UMTS in Spain. In that period, we also made significant capital expenditures to increase the geographic coverage and capacity of our network in Brazil.

Capital Expenditures for UMTS Licenses.    In February 2000, we were awarded a UMTS license in Spain for a total payment of €131 million.

In August 2000, we acquired through Group 3G, in which we hold a 57.2% interest, a UMTS license in Germany for a total payment of €8,471 million. We financed our €4,845 million pro rata share of that payment with a bridge loan from Telefónica, S.A. which we partly repaid with the proceeds of our global initial public offering.

In October 2000, IPSE 2000 won an auction for one of five UMTS licenses in Italy for a total cost of €3,269 million, of which our pro rata share is €1,491 million. Approximately €2 billion was paid upon award of the license in October 2000, and the balance is payable over a ten-year period. We financed our pro rata share of the initial payment with debt financing.

In November 2000, we acquired a UMTS license in Austria for a total payment of €117 million. In January 2001, we acquired a UMTS license in Switzerland for a total payment of €32.5 million.

Contractual Obligations and Commercial Commitments

Contractual Obligations

The following table discloses aggregate information about our principal contractual obligations by type of obligation at December 31, 2002, and the periods in which payments are due.

		Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(euro in millions)
Contractual Obligations
Loans and credits	5,786	481	3,579	1,515	211
Loans and credits in foreign currency	2,438	510	777	615	536

Total contractual cash obligations	8,224	991	4,356	2,130	747

The following table presents, at December 31, 2002, our historical debt at both the holding company and operating company levels, as well as information regarding interest expense of the weighted average interest rates of such debt:

	Maturity		Total Debt	Interest Expense	Weighted Average Interest Rate(1)
	Short-Term	Long-Term
	(millions of euro)
Historical debt:
Telefónica Móviles, S.A.(2)	447	5,617	6,064	256	4.49
European operations	79	351	430	45	5.47
Latin American operations	465	1,265	1,730	119	4.50

Total	991	7,233	8,224	420	4.69

(1)	For illustrative purposes, includes as interest expense amounts which have been capitalized related to UMTS-related loans.
(2)	Refers to parent company only.

Historical Debt.    We had total debt in an aggregate principal amount of €8,224 million at December 31, 2002 (€6,973 million net of cash and short-term financial investments) and €11,895 (€9,013 net of cash and short-term financial investments) million at December 31, 2001. On June 28, 2002, Telia Sonera and Telefónica Móviles capitalized the shareholders loans related to the acquisitions of the UMTS license in Germany. The amounts capitalized by Telefónica Móviles and Telia Sonera are €4.077 billion and €3.051 billion, respectively. At December 31, 2002, total debt consisted of €991 million in short-term debt and €7,233 million in long-term debt. At December 31, 2001, total debt consisted of €6,616 million in short-term debt and €5,279 million in long-term debt.

At December 31, 2002, approximately €6,478 million principal amount, or 79%, of our total debt was payable to Telefónica, S.A. and Telefónica Finanzas, S.A., or Telfisa, and approximately €1,746 million principal amount, or 21%, of our total debt was payable to banks and other financial institutions. The majority of our debt to Telefónica, S.A. and Telfisa was incurred in connection with our acquisition of UMTS licenses in Germany, Italy, Austria and Switzerland. Historically, as a wholly-owned subsidiary of Telefónica, S.A., we believe that most of our debt was substantially at market terms when arranged or incurred. In connection with the allocation of assets and debt to us by the Telefónica Group prior to our initial global public offering, the terms, particularly the weighted average interest rate of our debt with the Telefónica Group, was brought into line with available market terms.

Our total debt includes both fixed-rate and variable-rate debt. At December 31, 2002, approximately 35% of our debt was fixed-rate and the remainder of our debt was variable-rate. In April 2002, in coordination with Telefónica, S.A., we started a plan to restructure the profile of our debt. A significant portion of our cash and marketable securities on hand have been used to prepay our debt. Furthermore, we have also modified the fixed-rate versus variable-rate interest profile of our long-term debt. Our total debt also consists of debt denominated in euro, U.S. dollars, Brazilian reais and, to a lesser degree, other currencies. At December 31, 2002, and after taking into account hedging transactions, approximately 80% of our debt was denominated in euro; 3% in U.S. dollars; 17% in Brazilian reais and in other currencies (not material). We have entered into swaps and other derivative-based transactions, in large measure, to hedge interest-rate and exchange-rate risks relating to our debt. See note 17 to the combined financial statements and the discussion under “Item 11. Quantitative and Qualitative Disclosure About Market Risks” for a discussion of our market risks relating to interest rates and foreign exchange rates at December 31, 2002.

The agreements and instruments governing the debt incurred by us do not, in our view, subject us to any material financial or negative covenants. By contrast, the agreements and instruments pertaining to the debt of our operating companies in Latin America impose various customary financial and negative covenants such as ratios of debt to EBITDA and EBITDA to financial expenses, limitations on asset sales, mergers, etc., and negative pledges. None of the debt of our operating companies contains cross-default or cross-acceleration provisions tied to the debt of Telefónica Móviles, S.A. (parent company). However, most of such debt contains customary cross default provisions to other debt of the same issuer and some of such debt contains cross default provisions relating to indebtedness of other companies in the group other than Telefónica Móviles, S.A. (parent company).

Debt Service Requirements.    We have significant debt service requirements arising from debts payable to Telefónica, S.A. and Telfisa which conducts the treasury operations for the Telefónica Group, and debts payable to banks and other financial institutions. These debt service requirements consist of interest payments, which are reflected in our statements of operations under “Financial expense,” and principal payments. Financial expense also includes the effects of foreign currency movements on debt denominated in currencies other than the euro. Our interest expense, excluding effects of foreign currency movements, totaled approximately €420 million in 2002 as compared with €368 million in 2001.

Off-balance Commitments

In addition to the contractual obligations shown above under “—Contractual Obligations,” we have commitments that could require us to make material payments in the future. These commitments are not included in our combined balance sheet at December 31, 2002. Our principal commitments as of the date of this Annual Report are described below.

IPSE 2000 entered into an agreement with Ferrovie dello Stato S.p.A., an Italian railway company, on October 25, 2000 pursuant to which IPSE 2000 has been granted certain access rights to and rights of use of a specified portfolio of such railway company’s sites. Telefónica, S.A. has guaranteed amounts due under such agreement up to €48.2 million. We expect to enter into a back to back guarantee with Telefónica, S.A. or for such guarantee to be transferred to us.

In addition, IPSE 2000 agreed with a syndicate of banks on December 11, 2000 that such banks would issue a guarantee in an aggregate amount of €1,292 million in favor of the Italian Ministry of Treasury for the deferred portion of IPSE 2000’s required payment for its UMTS license in Italy. At present the guarantee amount is €1,006.4 million. Telefónica, S.A. has guaranteed amounts due under such guarantee up to a maximum amount of €587.2 million. In 2002, we have entered into a back-to-back guarantee with Telefónica, S.A. for a maximum amount €538.9 million which represents our participation in IPSE 2000.

With respect to our UMTS license in Spain, we were also required to provide bank guarantees totaling €1,100 million to secure commitments assumed in our UMTS license application. These guarantees support several network build-out requirements, research and development requirements and job creation requirements, and are released from time to time as milestones are reached. Telefónica Móviles España commenced administrative proceedings to change the current system of guarantees. On April 7, 2003 a resolution was announced that modifies the UMTS guarantee system for all operators. New annual guarantees will replace the current guarantees which amount to €631 million. The amounts of the new annual guarantee for Telefónica Móviles España will be as follows:

•	Period 0 (until service launch): €167.5 million;

•	Year 1: €167.5 million;

•	Year 2: €149.5 million;

•	Year 3: €114.8 million; and

•	Year 4: €114.8 million.

The resolution does not modify nor reduce the commitments assumed by Telefónica Móviles España in its license application nor diminishes the individual guarantee for each commitment. If a commitment is not satisfied, the guarantee compromised in the license will be forfeited and the operator will have to replenish the annual guarantee. If the forfeited obligations is higher than the annual guarantee, the operator must add funds until completing the compromised guarantee. Currently Telefónica Móviles España is negotiating both with financial institutions and The Ministry the definitive terms of the new guarantees that will be replace the current ones.

Telefónica Móviles España, as shareholder of Medi Telecom, has signed a Shareholders Support Deed together with Portugal Telecom and Group BMCE. This deed obliges to a joint and several financial support commitment of up to an aggregate amount of €210 million, in the event that there is a breach of the financial covenants or in the event that Medi Telecom has a lack of funds to cover its debt service obligations. If Medi Telecom achieves certain EBITDA levels, this financial commitment is automatically cancelled.

Telefónica Móviles España will participate in a capital increase of Medi Telecom by contributing up to 250,000,000 dirhams (approximately €22.9 million), corresponding to its pro-rata share in the company, plus 50% of the capital increase not funded by the Moroccan Shareholders (the other 50% being covered by Portugal Telecom). In case CDG (Caisse de Depôts et Géstion), which holds a 7.66% share in the company, participates pro rata in the capital increase, the amount contributed by Telefónica Móviles España and Portugal Telecom will be reduced accordingly. The total amount of the capital increase, 500,000,000 dirham (approximately €45.8 million), will reduce the joint and several financial support commitments agreed between us, Portugal Telecom. and BMCE to an aggregate amount equivalent to €164.2 million.

Our agreement with the Burillo Group to create Telefónica Móviles Mexico includes put rights for the Burillo Group and call rights for us with respect to the Burillo Group’s shares in Telefónica Móviles Mexico. The Burillo Group has a put right to require us to purchase its shares in Telefónica Móviles Mexico in 2007 or 2008, or if its interest in Telefónica Móviles Mexico decreases to less than 50% of its original ownership interest, after the occurrence of the event that results in such a dilution of its interest. If the Burillo Group does not exercise its put rights, we have a call right, after December 2008, to require the Burillo Group to sell to us its entire interest in Telefónica Móviles Mexico. In each such case, the purchase price will be determined based on a valuation of Telefónica Móviles Mexico performed pursuant to specified procedures at the time the related right is exercised, with a minimum purchase price in an amount based on the Burillo Group’s original investment of US$159.9 million in Telefónica Móviles Mexico, to which interest will be added, and from which any cash received by the Burillo Group will be deducted. If we are required to purchase the Burillo Group’s shares in Telefónica Móviles Mexico under its put right, or if we purchase the Burillo Group’s shares in Telefónica Móviles Mexico under our call right, we have agreed to pay a portion of the purchase price in cash equal to the aforementioned minimum purchase price. The remaining portion of the purchase price, if any, will be paid, at our choice, in cash, in our shares or a combination of the two.

We have issued a support letter in Mexico for our affiliate Grupo de Telecomunicaciones Mexicanos S.A de C.V., or GTM. This letter is to support GTM’s request to the regulator COFETEL for a national long distance license. The maximum amount of the support is 124,154,700 Mexican pesos (approximately US$12.2 million).

On October 17, 2002, we, Portugal Telecom and PT Moveis entered into a Shareholder’s Agreement and Subscription Agreement that implemented a joint venture framework agreement signed in January 2001. In accordance with the Shareholders’ Agreement and Subscription Agreement signed by Telefónica Móviles on the one hand and Portugal Telecom SGPS, S.A. and its subsidiary PT Moveis SGPS, S.A. on the other, we and the Portugal Telecom Group have the same voting rights in Brasilcel, N.V. This equality in voting rights will continue to exist even if either party’s economic and voting interest is diluted below 50%, but not lower than 40%, as a consequence of a capital increase. The equality in voting rights will cease to exist if the percentage of ownership of one of the parties falls below 40% during an uninterrupted period of six months. In this event, if the group with the reduced interest were the Portugal Telecom Group, it would be entitled to sell to us, who would be obliged to buy (directly or through another company) all of Portugal Telecom’s ownership interest in Brasilcel N.V. This right expires on December 31, 2007. The price for the acquisition of the Portugal Telecom Group’s holding in Brasilcel, N.V. would be calculated on the basis of an independent appraisal (in the terms provided for in the Shareholders’ Agreement and Subscription Agreement) performed by investment banks, selected using the procedure established in these agreements. Subject to certain conditions, the payment could be made, at our choice, in (i) cash, (ii) our shares and/or Telefónica, S.A. shares, or (iii) a combination of the two. This put option would be exercisable in the 12 months subsequent to the end of the aforementioned six-month period, provided that the Portugal Telecom Group had not increased its ownership interest to 50% of the total capital stock of Brasilcel N.V.

Also, in accordance with the Shareholders’ Agreement and Subscription Agreement, the Portugal Telecom Group will be entitled to sell to us, who would be obliged to buy, all of Portugal Telecom Group’s ownership interest in Brasilcel, N.V. should there be a change in control at Telefónica, S.A., Telefónica Móviles, S.A. or any other subsidiary of the latter that held a direct or indirect ownership interest in Brasilcel N.V. Similarly, we will be entitled to sell to the Portugal Telecom Group, which would be obliged to buy, our interest in Brasilcel, N.V. if there is a change of control at Portugal Telecom SGPS, S.A., PT Moveis SGPS, S.A or any other subsidiary of either company that held a direct or indirect ownership interest in Brasilcel N.V. The price will be determined on the basis of an independent appraisal (in the terms provided for in the Shareholders’ Agreement and Subscription Agreement) performed by investment banks, selected using the procedure established in these agreements.

On December 30, 2002, we arranged a guarantee from Telefónica S.A. for the obligation of NewComm Wireless Services, Inc. in Puerto Rico regarding a bridge loan of US$60 million granted by ABN Amro which matures on June 30, 2003. The Telefónica guarantee is at the same time counter guaranteed by us.

We have recently agreed to terminate our shareholders’ agreements and put/call arrangement with Terra Networks and acquire their remaining interest in Terra Mobile, increasing our interest in Terra Mobile to 100%. Terra Mobile will be incorporated into our operating structure to support the development of MoviStar e-moción by assisting content and service providers in extending their product offerings over wireless networks. The acquisition of this additional 20% is not significant for us since the acquisition was made at Terra Mobile’s net book value.

On January 16, 2003 TCP entered into a Preliminary Stock Purchase Agreement with the Brazilian Company Fixcel to acquire up to 61.10% of the ordinary shares of TCO, which represents 20.37% of the total capital of TCO. On April 25, 2003, TCP finalized the acquisition. The purchase price was approximately reais

1.5 billion (approximately reais 19.49 per each lot of 1,000 shares acquired). As of the date of this annual report, TCP has paid reais 284.7 million of the total amount and the remaining will be paid in future installments as set out below:

Item	Maturity Date	Amount in reais (million)	Interest Rate
Deferred payment	04/25/2004	80.2	CDI plus 2% p.a.
Retained payment(1)	04/25/2004	42.8	CDI plus 1% p.a.
Retained payment(1)	Up to 04/25/2008	10.7	CDI plus 2% p.a.
Debentures—1st Tranche	06/27/2003	561.2	CDI plus 2% p.a.
Debentures—2nd Tranche	08/08/2003	296.5	CDI plus 2% p.a.
U.S. dollar-denominated debt	April 03 – Sept 04	45.7	Libor +1% p.a. to fixed 20.7% p.a.
reais-denominated debt	April 03 – April 04	183.7	108% to 110% of CDI

(1)	Payment has been retained as a guarantee for contingent liabilities

On May 25, 2003, in compliance with Brazilian legislation, TCP made a request to launch a tender offer, which is currently being reviewed by the CVM, for the voting shares of the minority shareholders of TCO for a price equal to 80% of the price paid to the controlling shareholders. The minority shareholders that tender their shares will be compensated pro rata, in the same manner as the controlling shareholders. After the acquisition and the tender offer, TCP expects to incorporate TCO’s shares and ADSs into TCP and de-list TCO’s shares.

The following table discloses aggregate information about the commercial commitments described above, except for the acquisition of TCO and the UMTS guarantees in Spain, that can be quantified as of the date of this Annual Report. Because some of the commitments described above cannot be quantified as of the date hereof, the following table may set forth aggregate commitment amounts that are lower than the actual amount we would be required to pay pursuant to our commitments.

	Amount of Commitment Expiration Per Period
	Total Amounts Committed	Less than 1 year	1-3 years	4-5 years	Over 5 years
	(euro in millions)
IPSE 2000:
Ferrovie dello Stato	48.2	2.5	8.9	6.5	30.3
Bank guarantee(1)	538.9	—	—	—	—

Spain:
GSM guarantees	24.0	—	—	—	24.0
DCS 1800	12.0	—	—	—	12.0
Morocco: Medi Telecom(2)	22.9	22.9	—	—	—

(1)	This amount represents the total deposit made by us in 2003, which will be maintained until IPSE 2000 satisfies its remaining UMTS license payment obligations to the Italian Ministry of Treasury. This deposit will be reduced accordingly by the annual license payments made by IPSE 2000.
(2)	Exchange rate used is 10.9080 dirham per euro as at June 13, 2003.

Historical Dividend Payments

Historically, Telefónica Móviles España, our Spanish operating company, made significant dividend payments to Telefónica, S.A., including €274 million in 1999 and €210 million in 1998. In 2002, Telefónica Móviles España has paid a €1,390 million dividend to us. This dividend payment has been used by us to repay part of the debt outstanding with Telefónica, S.A.

Sources of Liquidity and Capital Resources

Our primary sources of liquidity and capital resources have traditionally consisted of the following:

Net Cash Provided by Operating Activities.    Our principal source of liquidity has historically been cash provided by operating activities. Our cash provided by operating activities was €2,157 million in 2002 and €1,332 million in 2001.

Debt Financing Strategy.    Although, in the future, we may seek to access local and international loan and debt capital markets, we intend to rely principally upon Telefónica, S.A. to make borrowings or issue debt securities on our behalf and then on-lend the net proceeds to us. We anticipate that the on-lendings will be based on arm’s length terms and will reflect the prevailing market conditions for borrowers and issuers of debt securities of similar credit quality to our own. We do not expect to pay any fees or other amounts to Telefónica, S.A., other than, possibly, amounts which will be insignificant, for its role in financing our liquidity or capital resource requirements. Telefónica, S.A. is under no obligation, however, to provide us with sources of liquidity or capital resources. Our debt outstanding in credit lines with the Telefónica Group was €4,973 million and €3,037 million at December 31, 2002 and December 31, 2001 respectively.

Shareholders’ Equity

We had shareholders’ equity of €3,248 million at December 31, 2002 and €7,489 million at December 31, 2001. As reflected in the combined balanced sheets, net equity investment by Telefónica, S.A. consists of the accumulated undistributed net income of our company and our operating companies, capital contributions that had been made from time to time by Telefónica, S.A. and translation differences resulting from the effects of exchange rate fluctuations on the net assets of our companies domiciled outside of Spain. We intend to maintain a capital structure that will enable us to obtain and retain investment grade ratings from major rating agencies for any debt securities that we may issue in the future. We cannot be certain that our future financial requirements will not be greater than expected or that future conditions in the loan and debt and equity capital markets will not adversely affect our ability to meet these requirements, particularly if the cost of capital increases as we and other wireless operators seek increasingly large amounts of debt and equity financing to develop and expand our and their respective operations.

Committed Credit Lines

We maintain a committed line of credit with the Telefónica Group. This credit line totaled €3,195 million at December 31, 2002 and €5,367 million at December 31, 2001, of which €1,786 million and €546 million were unused at December 31, 2002 and December 31, 2001, respectively. This credit line contains customary default provisions that could impact the continued availability of credit or result in the acceleration of repayment. These events include bankruptcy, defaults in payment of other indebtedness, judgments against us that are not paid or insured or failure to meet or maintain certain covenants. We have no unused committed credit lines at December 31, 2002 with financial institutions. We do not maintain any uncommitted lines of credit.

We believe that cash provided by operating activities, our debt financing, and our committed credit lines will provide sufficient financial resources to meet our projected capital and other expenditure requirements and to settle or refinance our projected liabilities as they fall due. However, if we have underestimated our capital requirements or overestimated our future cash flows, we may be forced to issue equity or incur additional debt, including entering into finance lease arrangements. We cannot assure you that future conditions in financial markets will not adversely affect our financial condition or results of operations.

Reconciliation to U.S. GAAP

Our financial statements have been prepared in accordance with Spanish GAAP. Shareholders’ equity would have been €4,006 million under U.S. GAAP compared to €3,248 million under Spanish GAAP at

December 31, 2002 and €9,496 million under U.S. GAAP compared to €7,489 million under Spanish GAAP at December 31, 2001.

Net income would have been €(3,647) million under U.S. GAAP compared to €(3,724) million under Spanish GAAP for 2002 and €320 million under U.S. GAAP compared to €893 million under Spanish GAAP for 2001. For 2000, net income would have been €727 million under U.S. GAAP compared to €645 million under Spanish GAAP.

The increase in net income under U.S. GAAP in 2002 as compared with net income under Spanish GAAP is principally related to the net amortization of goodwill, treatment of start-up expenses, capital increase expenses, derivatives and hedging activities and revenue recognition principles. See Notes 20.6, 20.1, 20.9 and 20.4 to the combined financial statements.

The decrease in net income under U.S. GAAP in 2001 as compared with net income under Spanish GAAP is principally related to goodwill impairments, treatment of start-up expenses and revenue recognition principles. In December 2001 we performed a goodwill impairment analysis on our recorded goodwill. As a result of this analysis, we determined that the goodwill related to Tele Sudeste was impaired and accordingly reduced the goodwill by approximately €362 million under U.S. GAAP. The decrease in net income under U.S. GAAP compared with net income under Spanish GAAP was also due to start-up expenses, which under Spanish GAAP may be capitalized but under U.S. GAAP must be expensed as incurred. Finally, such decrease in net income under U.S. GAAP was due to certain deferrals of revenues required under U.S. GAAP. See notes 20.6, 20.1.b and 20.4 of the combined financial statements.

The increase in net income under U.S. GAAP in 2000 compared with net income under Spanish GAAP is principally related to the change in accounting principles related to revenue and expense recognition, which was made to conform to the guidance provided by the Securities and Exchange Commission in Staff Accounting Bulletin No. 101. We have recorded the cumulative effect of the change in this accounting principle to the U.S. GAAP income as of January 1, 2000, as explained in note 20 of the combined financial statements.

Under this new policy, costs in excess of deferred revenues are deferred and amortized over the minimum contract period, which, in most cases, is 12 months. As of December 31, 2002 and 2001, the deferral of excess costs over revenues, net of taxes and minority interests, amounts to a loss of €58.4 and €71.2 million respectively. This amount will be amortized in most cases over 12 months and therefore will reduce net income before tax over those periods by an equal amount.

See note 20 to the combined financial statements for a description of the principal differences between Spanish GAAP and U.S. GAAP as they pertain to us and for a quantitative reconciliation of net income and shareholders’ equity from Spanish GAAP to U.S. GAAP.

Seasonality of Our Business

Our business is subject to a certain degree of seasonality, characterized by a higher number of new clients in summer and in the Christmas season. We believe that this seasonality is driven by Christmas marketing campaigns and higher mobile telephony usage during vacation periods. However, we believe there is no intrinsic business rationale for this trend to continue in the future.

C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We cooperate with the research and development departments of various handset manufacturers to ensure the development and success of GPRS and UMTS-ready handsets with capacity to transmit data at high speeds. We engage in our own research and development to ensure compatibility between our services and products and the latest handset models and to develop new services. At the end of 1999 we set up a Development and

Technologies Center dedicated to the development of wireless internet products and services. This Center develops projects in conjunction with universities and Spanish and international companies in the wireless sector, to increase public awareness of the possibilities offered by wireless communications. We spent approximately €275 million in 2002 and €136 million in 2001 on our research and development activities.

In November 2001, Telefónica Móviles España, together with Ericsson, Hewlett Packard and the regional government of Cataluña created Tempos21, Innovación en Aplicaciones Móviles, S.A., with the objective of conducting research and development on wireless services and applications based on the GSM, GPRS and UMTS standards or other technologies that may be developed. Tempos21, which began operations in 2002, is developing, implementing and managing wireless internet related products and other wireless services and applications for enterprises (B2B and B2B2C). Tempos21 also provides consulting services and develops integrated solutions for the aforementioned sectors. Telefónica Móviles España holds a 38.5% interest in Tempos21.

D.    TREND INFORMATION

The penetration rate in the Spanish market for wireless services was 80% at December 31, 2002. While we believe the penetration rate in Spain will continue to increase, we do not expect that it will continue to grow at the same high rates that it has experienced in the recent past. In this context, we are focused on selective customer acquisition, customer retention and enhancing value from existing customers, setting the bases for future traffic growth and the roll-out of new services, where economies of scale are generated. As a result of our increasing focus on customer loyalty we expect to obtain lower share of net adds than in the past, while maintaining our leadership position.

In an effort to further increase customer loyalty and usage, Telefónica Móviles España is encouraging customer migration from its pre-paid plans to its contract plans by amending the terms of its contract plans. As of March 2002, the contract plans of Telefónica Móviles España no longer contain a monthly fee, instead they require a minimum usage commitment. This change has been, in part, responsible for the increase of 3.6 percentage points in its contract customer mix in 2002 compared to 2001 and has also encouraged increased spending from its contract customers. In 2002, migrations from pre-paid to contract plans have increased by 70% relative to the previous year, to 711,433 customers.

Our high-quality and highly competitive offerings, as well as the success of our policy to encourage migration, has had a decisive impact on improving minutes of usage trends. Minutes of usage by contract customers posted an annual increase of 5% for 2002 as a whole, as well as increases in blended minutes of usage for the first time in our recent history.

Our customers’ use of data and content services is also rapidly growing. In absolute terms, total SMS passed through the Telefónica Móviles España network in 2002 exceeded 8.4 billion messages, 35% more than the previous year, 36% of which are SMS related to content access services. The increased usage of voice services is accompanied by the consolidation of the data business as a key element in Telefónica Móviles España’s revenue structure.

Our operations in Latin America, although in an expansion phase of development, are generally at an earlier point in achieving the market penetration growth that we have experienced with our operations in Spain. As a result, our customer acquisition costs in Latin America are generally higher on a per customer basis and our operating margins are generally lower than in Spain. In Latin America our customer base increased from 10.1 million at December 31, 2001 to 19.3 million at December 31, 2002, which includes all operators in which we hold an interest, including the subsidiaries of our joint venture with Portugal Telecom in Brazil. The substantial portion of our growth in Latin America has resulted from an emphasis on pre-paid wireless services. At December 31, 2002, pre-paid customers accounted for 74% of our customers in Latin America.

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND SENIOR MANAGEMENT

Management

Board of Directors

Under the Spanish Corporation Law, the board of directors is responsible for management, administration and representation of the company in all matters concerning our business, subject to the provisions of the by-laws (estatutos) and resolutions adopted at general shareholders’ meetings. The board of directors will seek to propose candidates for election to the board of directors comprised of a majority of candidates from outside of our company, including both independent directors and representatives of our controlling shareholder, Telefónica, S.A. Under the Código de Buen Gobierno (Code of Good Corporate Governance) of the Comisión Nacional del Mercado de Valores, or Spanish National Securities Commission, or CNMV, and the Rules and Regulations governing our board of directors, the following persons would not be considered independent directors: persons who have had a significant relationship with our company or have been officers of our company during the two years prior to the date of appointment or have family relationships with our company, with the members of the board of directors or with our senior managers, or persons who have made or received payments in amounts significant enough to compromise their independence, or persons who have had relationships with the company that the nominating and compensation committee deems may reduce their independence.

Under our by-laws, the board of directors consists of a minimum of three and a maximum of nineteen members elected by the holders of ordinary shares at a meeting of shareholders, with the actual number being determined by a resolution passed at the shareholders’ meeting. The number of directors is currently fixed at 14. Directors are elected by our shareholders to serve a five-year term and may be re-elected to serve for an unlimited number of terms. If a director does not serve out his or her entire term, the board of directors may fill the vacancy by appointing a shareholder as a replacement director to serve until the next general shareholders’ meeting, when the appointment may be ratified or a new director may be elected to fill the vacancy (cooptation procedure). A director may resign or be removed from office by the shareholders at the shareholders’ meeting. Our by-laws provide that a majority of the members of the board (represented in person or by proxy) constitute a quorum. Except as described below, resolutions of the board of directors are passed by an absolute majority of the directors present or represented at a board meeting.

Under the Spanish Corporation Law, the board of directors may delegate its powers to an executive committee or delegate committee or to one or more “consejeros delegados” (directors empowered by the board to act on its behalf). The Spanish Corporation Law provides that resolutions appointing an executive committee or any managing director or authorizing the permanent delegation of all, or part of, the board’s power require a two-thirds majority of the members of the board of directors. Some powers specified in the Spanish Corporation Law and our by-laws, as well as those necessary for an adequate discharge of the board’s oversight function, may not be delegated.

Committees of the Board

Our board of directors has established a delegate committee, an audit and control committee, and a nominating and compensation committee in accordance with the recommendations set forth in the Code of Good Corporate Governance and recent Aldama Report. Each of the audit and control committee and the nominating and compensation committee is required by board regulations to have a minimum of three and a maximum of five non-managing directors. This requirement is also provided for in the by-laws of the company with regard to the audit committee. The following is a brief description of the committees of our board of directors.

Delegate Committee

The delegate committee functions as an executive committee of the board of directors to which are delegated all of the powers of the board of directors other than powers specified as non-delegable under the Spanish Corporation Law and our by-laws.

Audit and Control Committee

The audit and control committee is responsible for providing support to the board of directors supervising the correct application of generally accepted accounting principles, reviewing compliance with the internal control system, reviewing the registration statements and financial information we furnish to the market and our supervisory boards and maintaining the integrity of the preparation of individual and consolidated audits.

In addition, as provided for by new article 19 bis, approved by our last General Ordinary Shareholders Meeting held on April 1st, 2003, the Audit and Control Committee is responsible for:

(i)	reporting through its Chairman to the General Shareholders Meetings on the matters raised there by the shareholders on subjects within the Committee’s scope;

(ii)	proposing to the Board of Directors, for submission to the General Shareholders Meeting, the appointment of the auditor referred to under Article 204 of the Joint Stock Companies Law, as well as the terms of the retainer thereof, the scope of the professional assignment and the renewal or revocation of the appointment, as pertinent;

(iii)	overseeing the internal auditing departments;

(iv)	being aware of the financial reporting process and the internal oversight systems; and

(v)	maintaining the relationship with the auditor, to receive information on such matters as may jeopardize the latter’s independence, and any other matters related to the process of conducting financial audits, as well as receiving information and maintaining the communication with the Auditor as provided for in the auditing legislation and in the technical rules for auditing.

Nominating and Compensation Committee

The nominating and compensation committee assists in the nomination of directors and is responsible for proposing the compensation and incentive plans for the board of directors and senior management of our company.

Directors

The following are our current directors and their respective positions and ages at June 27, 2003:

Name	Age	Position	Date of appointment
Antonio Viana-Baptista*	45	Chairman and Chief Executive Officer	September 27, 2002
Luis Lada Díaz	53	Director	August 10, 2000
José María Alvarez-Pallete López	39	Director	February 14, 2000
Lars M. Berg	55	Director	October 20, 2000
Miguel Angel Canalejo Larrainzar	61	Director	October 20, 2000
Maximino Carpio García	58	Director	October 20, 2000
Fernando Xavier Ferreira	54	Director	October 20, 2000
Victor Goyenechea Fuentes	52	Director	October 20, 2000
Antonio Massanell Lavilla	48	Director	October 20, 2000
Alfonso Merry del Val Gracie	56	Director	October 20, 2000
Fernando de Almansa Moreno-Barreda	54	Director	April 1, 2003
Alejandro Burillo Azcarraga	51	Director	April 1, 2003
Javier Echenique Landiribar*	51	Director	May 31, 2002
José María Más Millet*	49	Director and Secretary	June 18, 2002

*	Mr. Antonio Viana-Baptista, Mr. José María Más Millet and Mr. Javier Echenique Landiribar were appointed by the Board of Directors through a cooptation procedure and their appointments were ratified by the General Shareholders Meeting held on April 1st, 2003.

Directors serve a five-year term from the date of appointment, and may be re-elected for additional terms.

Mr. Lada Diáz, Mr. Álvarez-Pallete López, Mr. Carpio García, Mr. Goyenechea, Mr. Massanell, Mr. Ferreira and Mr. Moreno-Barreda were nominated by Telefónica, S.A. for appointment.

A significant majority of our directors (13) are non-managing directors. Furthermore, we have appointed four independent directors to satisfy requirements of the Code of Good Corporate Governance of the Spanish National Securities Commission for Spanish public companies and the rules of the New York Stock Exchange. Messrs. Berg, Canalejo, Merry del Val, Echenique and Más Millet are the independent directors on the board of directors. Likewise in accordance with the rules of the board of directors nine directors have been appointed by the majority shareholder.

Banco Bilbao Vizcaya Argentaria, S.A. has an approximate 5.519% ownership interest in Telefónica, S.A. and four representatives on Telefónica, S.A.’s board of directors. Caja de Ahorros y Pensiones de Barcelona has an approximate 3.6% ownership interest in Telefónica, S.A. and two representatives on Telefónica, S.A.’s board of directors. Neither Banco Bilbao Vizcaya Argentaria, S.A. nor Caja de Ahorros y Pensiones de Barcelona is a significant shareholder of our company and neither has any contractual right to representation on our board of directors. Telefónica, S.A. has elected to include on our board of directors Mr. Goyenechea, a former director of BBVA, and Mr. Massanell, an executive of Caja de Ahorros y Pensiones de Barcelona.

The delegate committee of the board of directors consists of Messrs. Viana-Baptista, Álvarez-Pallete, Canalejo, Merry del Val, de Almansa Moreno-Barreda, Echenique Landiribar, Lada Díaz, and Más Millet and is chaired by Mr. Viana-Baptista.

The audit committee of the board of directors consists of Messrs. Canalejo, Echenique and Álvarez-Pallete and is chaired by Mr. Canalejo.

The nominating and compensation committee of the board of directors consists of Messrs. Echenique, Carpio García and Merry del Val and is chaired by Mr. Echenique.

Executive Officers

The executive officers are elected by, and serve at the pleasure of, the board of directors. Below is a list of our current executive officers and their respective positions with our company and ages at June, 27 2003. Effective August 1, 2003, we will be implementing a new management structure in order to achieve a greater operating efficiency.

Name	Age	Position
Antonia Viana-Baptista	45	Chairman and Chief Executive Officer
Ignacio Aller Mallo*	58	Chief Operating Officer
Félix Pablo Ivorra Cano	56	Executive Vice-President for Brazil and South America
Ernesto López Mozo	39	Chief Financial Officer
Fernando Herrera Santa María	41	Chief Strategic Officer and Executive Vice-President for Central Europe and the Mediterranean Basin
Antonio Vitaller Cortés	56	General Manager of Resources and Organization
Antonio Hornedo Muguiro	48	General Counsel and Vice Secretary (non-member) of the Board of Directors
Ignacio Camarero García*	52	Chief Technology Officer
Francisco Ruiz Vinuesa	53	Executive Vice-President for Mexico, Central America and the Caribbean
Javier Aguilera Arauzo*	50	Chief Executive Officer of Telefónica Móviles España , S.A.
Ramón Enciso Berge	57	General Manager for the Mediterranean Basin
Manuel Costa Marques	43	General Manager of Development of Latin American Business
Luis Miguel Gilpérez*	44	Chief Operating Officer of Telefónica Móviles España , S.A.
José Molés Valenzuela	47	General Manager of Telefónica Móviles Mexico

*	Pursuant to our new management structure which will be effective August 1, 2003:
•	Mr. Ignacio Aller Mallo will retire from his position as Chief Operating Officer;
•	Mr. Javier Aguilera Arauzo’s responsibilities as Chief Executive Officer of Telefónica Móviles España will now include heading our groupwide Centers of Excellence;
•	Mr. Luis Miguel Gilpérez will be the new post of Executive Director of the International Area, with the responsibility for coordinating our Overseas operations; and
•	Mr. Ignacio Camarero García will be the Chief Operating Officer of Telefónica Móviles España, with responsibility for the network, systems and products and services areas both in Spain and abroad.

The following is the biographical information for each of our directors:

Antonio Viana-Baptista serves as Chairman and Chief Executive Officer since August 2002. He is an economist who graduated from the Catholic University of Lisbon in 1980. He has a post graduate in European Economy (1981), and an MBA, obtained with a distinction mention, from INSEAD (Fontainebleu). He is member of the board of directors, the Delegate Committee and the Executive Committee of Telefónica S.A. He is also member of the board of directors of Terra Networks, S.A., Portugal Telecom SGPS, Brasilcel N.V. Until July 2002, he served as President of Telefónica Internacional and Executive President of Telefónica Latinoamerica. Before that he also served from 1991 until 1996, as Executive Director of BPI (Banco Portugues de Investimento). From 1985 until 1991 Mr. Viana-Baptista was Principal Partner of McKinsey & Co. in Madrid and Lisbon.

Luis Lada Díaz serves as a director. He is currently board member and General Manager for Corporate Strategy and Regulatory Affairs of Telefónica, S.A. He holds a degree in telecommunications engineering and joined the Telefónica Group in 1973 in the Research and Development Department, rising through the ranks to hold various managerial and executive positions. In 1989, Mr. Lada was Deputy General Manager for Technology, Planning and International Services when he left the Telefónica Group to join Amper Group, a telecommunications systems and equipment manufacturer as General Manager for Planning and Control. Mr. Lada returned to the Telefónica Group in 1993 as Controller of the Subsidiaries and Participated Companies. In 1994, he was appointed as CEO of Telefónica Móviles España S.A, and was promoted to Chairman of Telefónica Móviles, S.A. in August 2000. He served as President until July 2002 after which he accepted his present position. He also serves on the board of directors of AMPER, S.A.

José María Álvarez-Pallete López serves as a director. He was appointed President and CEO of Telefónica Internacional on July 24, 2002. He has a degree in Economics from the Universidad Complutense of Madrid. He also studied Economics at the Université Libre in Belgium. José María Álvarez-Pallete joined Telefónica in February 1999 as General Manager for Finance of Telefónica Internacional. In September of the same year, he became General Manager of Corporate Finance of Telefónica, S.A. He is member of the following boards of directors: Telefónica de España (Jan 2000), Telefónica Móviles (Feb 2000), Telefónica Data (Apr 2000), Telefónica Internacional (Jan 2001), Inmobiliaria Telefónica (Apr 2001), TPI (Apr 2001), Telefónica Argentina (Sep 2002), Telefónica Perú (Nov 2002) and Cointel (Nov 2002). He began his professional career with the auditor firm Arthur Young in 1987, before joining Benito & Monjardín/Kidder, Peabody & Co. in 1988. After Kidder, Peabody & Co. (part of the General Electric group) acquired a 25% stake in Benito & Monjardín in 1991, Mr. Álvarez-Pallete took a company associate course in New York and was subsequently involved in several of GE’s investment projects in Spain. In 1995 Mr. Álvarez-Pallete joined Cía. Valenciana de Cementos Portland (CEMEX) as head of the Investor Relations and Studies department. In 1996 he was promoted to Financial Manager for Spain, and in 1998 became General Manager for Administration and Finance responsible for the CEMEX group’s interests in Indonesia.

Lars M. Berg serves as a director. Since August 2000, Mr. Berg has been an independent investor and consultant and non-executive board member of several companies in the telecommunications and financial industries, and currently serves as a director of Eniro, Ratos, Net Insight AB, Ledstiernan, Schibsted and Carnegie. In March 1999, he joined Mannesmann AG, Dusseldorf, as one of the members of the Executive Board, responsible for telecommunications, and from 1994 until 1999 he was President and Chief Executive Officer of Telia AB, the leading telecommunications operator in the Nordic/Baltic area. Between 1970 and 1994 he held various management positions in the Ericsson Group, including the position of President of Ericsson Venezuela, Ericsson Radio Systems Sweden AB, Ericsson Cables AB and Ericsson Business Networks AB, among others. He was a member of the Ericsson Corporate Management Committee for 10 years. Mr. Berg received a degree in business administration from the Gothenburg School of Economics in 1970.

Miguel Angel Canalejo Larrainzar serves as a director. He studied at the Escuela Técnica Superior de Ingenieros Industriales in Madrid and completed his professional training at IESE. Mr. Canalejo is a member of the board of directors of Telefónica Móviles and Chairman of its Audit Committee. In 1967 he began working for Unión Carbide Corporation. In 1977 he was appointed Chairman and Managing Director of Unión Carbide Navarra and Unión Carbide Ibérica. In July 1984, Mr. Canalejo joined Standard Eléctrica, S.A., as Managing Director. From December 1986 until December 2000 he was Chairman and Chief Executive Officer of Alcatel Spain. From January 1996 until September 2000 he served as President of Alcatel Latinamérica. At present he is a member of the board of directors of ALCATEL España, S.A., Meta 4, Asesor de Accenture, S.L., H.Neumann International Management Consultants, S.A. and Alacatel Telecom. Mr. Canalajo is Chairman of the board of directors of Nazca Capital, S.G.E.C.R. and FYCSA, a member of the Board of Directors of Sodena, S.A., Vice Chairman of Plan International España and Chairman of the Consultive Commission of Institución Futuro.

Maximino Carpio García serves as a director. Mr. Carpio is a member of the board of directors of Telefónica, S.A. as well as a professor of the faculty of Economics of the Universidad Autónoma de Madrid. He also serves as a member of the Economic and Social Council, a Spanish government advisory entity. From 1992 to 1995, Mr. Carpio was Dean of the Economics faculty and from 1984 to 1992, he was the head of the Department of Economics and Public Finance, in each case at the Universidad Autónoma de Madrid. Mr. Carpio also received his doctorate degree from the Universidad Autónoma de Madrid.

Fernando Xavier Ferreira serves as a director. Currently, Mr. Ferreira is the Chief Executive Officer of the Telefónica Group in Brazil and President of Telecomunicações de São Paulo S.A. TELESP. Mr. Ferreira is also a member of the boards of directors of Tele Sudeste Celular Participações, S.A., Tele Leste Celular Participações, S.A., Celular CRT Participações, S.A. and Brasilcel N.V. During 1998, Mr. Ferreira served as member of ANATEL. From 1995 to 1998, he was General Director of Telebrás and president of the board of directors of Embratel and Telesp S.A. Mr. Ferreira was President of Telecomunicações do Paraná S.A. Telepar from 1997 to 1999 and Vice President of that company from 1979 to 1987. He is currently a member of the Latin-America Committee of the New York Stock Exchange and the Global Infrastructure Commission. Mr. Ferreira received a degree in electric engineering from Rio de Janeiro’s Catholic University in 1971.

Victor Goyenechea Fuentes serves as a director. He served in the past as Deputy Director General of Banco Bilbao Vizcaya Argentaria since 1986 and managed BBVA’s Telecommunications, Media and Internet Unit. He is also a member of the boards of directors of Corporación IBV, S.A., Telesp, S.A., Hispasat, S.A., Landata Payma, S.A., Teltronic, S.A. and IP Sistemas, S.A. From 1974 to 1986, he worked at Telefónica de España, S.A. as Deputy General Manager (“Subdirector General”). Mr. Goyenechea received his undergraduate degree in business and economics from the Universidad Comercial de Deusto, and a masters degree in strategic planning from the same institution. Currently he is retired and works as an independent consultant.

Antonio Massanell Lavilla serves as a director. He is also Senior Executive Vice-President of Caja de Ahorros y Pensiones de Barcelona, “la Caixa,” and member of the board of directors of Telefónica, S.A., Telefónica Móviles, Inmobiliaria Colonial S.A., Autema S.A., Port Aventura, S.A. and Baqueira Beret. He is also Chairman of ServiHabitat, S.A., and e-la Caixa. As a representative of Caja de Ahorros y Pensiones de Barcelona, he has worked with the Telefónica group in the deployment of Caja de Ahorros y Pensiones de Barcelona’s corporate telecommunications network. Mr. Massanell has a B.A. degree in Economics and Business Administration from the University of Barcelona.

Alfonso Merry del Val Gracie serves as a director. From 1976 until October 2000 Mr. Merry Del Val was Chief Executive Officer of Hipermercados Continente (España). He currently serves as a member of the board of directors of NH Hoteles, S.A., J. García Carrión, S.A., Corporación Uriach, Hays Logistics Iberia, S.A. and AEGON SEGUROS, S.A. He has also served as CEO of the merged Company Carrefour in Spain. Mr. Merry Del Val studied Business Administration at Bocconi University in Milan and holds a master degree in Business Administration from Pavia University.

Javier Echenique Landiribar serves as a director. From 1990 he has served as executive officer at various areas of BBVA. He currently serves as a member of the boards of directors of Telefónica Móviles México, S.A. de C.V., Willis Iberia, Edhart y Cía., URALITA, S.A., Parques Reunidos and Grupo Porres (Mexico). Over the last five years he has served as a member of the boards of directors of Telefónica de España, S.A., Sevillana de Electricidad, S.A., Autopistas Concesionaria de España, S.A., Finanzia Banco de Crédito, S.A., Metrovacesa and Grupo AXA Aurora. Mr. Echenique received a degree in economics in 1974.

José María Más Millet serves as a director and Secretary of the board of directors. Mr. Mas is a member of the boards of directors of NH Hoteles, S.A., SOS CUETARA, S.A., SOTOGRANDE, S.A. and Koipe, S.A. From 1997 to April 2001, Mr. Más served as General Counsel of Telefónica, S.A. and Secretary of its board of directors. From 1995 to January 2000 he served on the board of directors of Caja de Ahorro de Valencia, Castellón y Alicante. Prior to 1997, Mr. Más practiced law in Spain.

José Fernando de Almansa Moreno-Barreda serves as a director. Mr. Almansa Moreno-Barreda began his professional career in 1976 as Secretary of the Spanish Embassy in Belgium. In August 1982 he was appointed as general manager of the “Subdirección General de Europa Oriental” and in 1983 he was appointed to the Spanish permanent representation to NATO in Brussels, where he acted as Political and Press advisor. In 1998 Mr. Almansa was appointed as “Ministro Consejero” to the Spanish embassy in the Soviet Union. In 1993 the King of Spain appointed him as general manager of the Spanish Royal House having Minister Status, until December 2002 when the King of Spain appointed him as his private advisor. Mr. Almansa was appointed as a Director of Telefónica, S.A. on February 2003. He is also a member of the Board of Directors of Telefónica del Perú, Telesp and Telefónica de Argentina, S.A. and BBVA Bancomer México, S.A Mr. Almansa holds a law degree from the University of Deusto of Bilbao.

Alejandro Burillo Azcárraga serves as a director since April 2003. He is a founding member of Televisa, and participates in different executive positions in various companies such as PanAmSat, Univisión and ECO among others. In 1996, Alejandro Burillo created Grupo Pegaso, to concentrate his different businesses. In 2000, he decided to transfer his participation in Televisa, being at the time the second major shareholder of the company. Currently, he is the President of the board of directors of Grupo Pegaso, a holding company which owns interests in several companies such as Pegaso PCS, Banco y Casa de Bolsa IXE, and PanAmSat de México. He also has interests in sports businesses, (being the owner of different soccer teams in Mexico and the adviser of the FIFA President) and in the cultural area, he is founder of Casa Lamm, which promotes different artists in Mexico, and participates in beneficial institutions in Mexico.

The following is the biographical information for our executive officers:

Ignacio Aller Mallo serves as Chief Operating Officer. Mr. Aller is a member of the board of directors of Terra Mobile, S.A., Mobipay España, S.A., Telefónica Móviles España, S.A., Telefónica Móviles México, S.A. de C.V., Mobipay Internacional, S.A., Brasilcel N.V. and Medi Telecom. Mr. Aller has held several positions at Telefónica de España since 1967, including Director of Operations and Information Services in 1986, General Director of Mensatel in 1995 and General Executive Director of Operations of Telefónica Servicios Móviles in 1999. Mr. Aller has also served as a member of the board of directors of Venturini España, S.A., Mensatel and is currently a board member of Telyco and PMT.

Felix Pablo Ivorra Cano serves as Executive Vice-President for Brazil and Latin America. Mr. Ivorra currently serves on the board of directors of Telesp S.A., Portelcom Participações S.A., Atento Brasil S.A., 4A Telemarketing, Brasilcel N.V., Tele Leste Celular Participaçoes, S.A., Celular CRT Participaçoes, S.A., Tele Sudeste Celular Participaçoes, S.A., Telefónica Móviles SAC Perú and Telefónica Móviles Perú Holding, S.A.A. He joined the Telefónica Group in July 1972 and served in the areas of Technical Specifications, Network Planning, Commercial Planning and as General Director of Advanced Communications. In 1993, he was appointed General Director of the team that founded Telefónica Servicios Móviles, where he held several positions including General Commercial Director and General Director of Business Development. During 1997 and part of 1998, he was chairman of the board of Telefónica Móviles group companies Mensatel, S.A. and Radiored, S.A. Mr. Ivorra received his degree in telecommunications engineering from ETSI in Madrid, and a business administration degree from ICADE.

Ernesto López Mozo serves as Chief Financial Officer. Mr. López is a member of the board of directors of Telefónica Móviles España, S.A., Terra Mobile, S.A., Telefónica Móviles México, S.A. de C.V., Brasilcel N.V., Tele Sudeste Celular Participações, S.A., CRT Participações, S.A., Tele Leste Celular Participaçoes S.A., Telesp Celular Participaçoes and TCO Celular Participaçoes. He was previously a senior manager in the financing department of Telefónica, S.A. where he was also responsible for relationships with credit rating agencies. Before joining Telefónica in March 1999, Mr. López worked for five years at J.P. Morgan where he was a Vice President in charge of the interest rate derivatives trading desk for Spain and Portugal for three years. At J.P. Morgan, he was also involved in sales to mutual and pension funds. Prior to joining J.P. Morgan, Mr. López worked as an engineer, managing the construction of highways and other infrastructure. He holds a degree in civil engineering from ETSICCP in Madrid and a Masters in Business Administration from the Wharton School.

Fernando Herrera Santa María serves as Chief Strategy Officer and Executive Vice-President for Central Europe and the Mediterranean Basin. He has a degree in economics from the Universidad Complutense de Madrid and a masters in business administration from IESE. Mr. Herrera has eight years of experience in the telecommunications industry holding various managerial positions within the Telefónica Group. Prior to this appointment he acted as general Manager of Resources and Management Control of Telefónica Móviles España. He also serves on the board of directors of Telefónica Móviles España S.A.

Antonio Vitaller Cortés serves as General Manager of Resources and Organization. Since joining the initial wireless operations project of Telefónica de España in 1993, Mr. Vitaller has been General Director for Resources and Management Control of Telefónica Móviles España. Prior to 1993, he held several other managerial positions in the telecommunications sector within the Telefónica Group and the Amper Group. Mr. Vitaller has a degree in industrial engineering from ETSII in Madrid and a business administration degree from ICADE.

Antonio Hornedo Muguiro serves as the General Counsel and Vice-Secretary (non-member) of the board of directors. He serves as director of Telefónica Móviles El Salvador, S.A. de C.V. and Telefónica Centroamérica Guatemala, S.A. Mr. Hornedo also serves as Secretary (non-member) of Seguros de Vida y Pensiones-ANTARES, S.A. He served as Secretary for Fonditel, EGFP from 1993 to 2000. Until March 1999, he worked as a legal counsel for Telefónica de España. Mr. Hornedo teaches graduate and undergraduate courses in law at Instituto de Estudios Superiores de la Fundación Universitaria San Pablo (CEU).

Ignacio Camarero García serves as Chief Technology Officer. Mr. Camarero currently also serves on the board of directors of Telefónica I+D, Telefónica Mobile Solutions, S.A., Medi Telecom, S.A., Telefónica Móviles México, S.A. de C.V., Telefónica Centroamérica Guatemala, S.A., Telefónica Móviles El Salvador, S.A. and Terra Mobile, S.A. From 1996 to 1998 he served as Vice President and General Manager of Southern Europe for Motorola Inc. and from 1998 to 2001 as Manager of Technology at Airtel España. Mr. Camarero received his degree in physics from the Universidad de Valladolid.

Francisco Ruiz Vinuesa serves as Executive Vice-President for Mexico, Central America and the Caribbean. Mr. Ruiz currently serves on the boards of directors of Telefónica I+D, Telefónica Móviles México, S.A. de C.V., Telefónica Móviles El Salvador, S.A. and Telefónica Centroamérica Guatemala, S.A. From 1996 to 2001 he acted as General Manager of Network at Telefónica Móviles España. From 2001 until his appointment to his current position, he served as General Manager of Network Infrastructure for the entire Telefónica Móviles Group. Mr. Ruiz holds a degree in telecommunications engineering, an MBA from INSEAD and an MBA from IESE.

Javier Aguilera Arauzo serves as Chief Executive Officer of Telefónica Móviles España since 2000. He is also a member of the board of directors of Telefónica Móviles España, S.A. From 1993 to 1998, Mr. Aguilera served as chairman of Telefónica Madrid (Cabitel) and from 1998 to 2000 he served as Chief Commercial Officer of Telefónica Wireline Spain. Mr. Aguilera holds a degree in engineering and an MBA from Insead-Euroforum.

Luis Miguel Gilpérez serves as Chief Operating Officer of Telefónica Móviles España, S.A. since May 2001. Mr. Gilpérez has a degree in Industrial Engineering and an MBA. He began his career at an insurance company, where he worked for six years, in various departments. He joined the Telefónica group in 1981, where he has worked since. He has particularly been involved with activities related to mobile telephony. He was in charge of the service’s commercial activities from 1987 to 1993, when Telefónica Móviles was created. At Telefónica Móviles he has held management positions in virtually all its business areas.

Ramón Enciso Bergé serves as the General Manager for the Mediterranean Basin and as the Chief Executive Officer of Medi Telecom (Morocco). Mr. Enciso holds a degree in economics from the Complutense University of Madrid. Since 1976 he has held several posts at both Telefónica de España, S.A. and other companies in the Telefónica Group, including: Head of Multinational Project Management in Argentina;

Chairman of Telefónica Sistemas, S.A. in 1988; Chairman of Estrategias Telefónicas, S.A. (ESTRATEL) in 1990; Chairman of the RADIORED Group in 1994; General Resources Manager for Telefónica Servicios Móviles in 1996; CEO of Telefónica Cable, S.A. in 1997; General Manager of Telefónica Móviles España for MENSATEL (Paging) and RADIORED (PAMR) in 1998; and General Manager for Institutional Relations of Telefónica Móviles España in 1999. Mr. Enciso has also been a member of the boards of INDELC, S.A., Playa de Madrid, S.A., and Cabitel, T.D.S.-USA. He is currently a member of the board of directors CASIOPEA Re., Medi Telecom, S.A. and chairman of Fundación Telefónica Maroc.

Manuel Costa Marques serves as General Manager of Development of Latin American Business and is a member of the Executive Committee of Telefónica Móviles S.A. since January 2003. From 1984 until 1990 he served as Executive Board Member of various financial institutions including a brokerage firm, two leasing companies and CISF, a listed Bank, where he was one of the three members of CISF’s Board Executive Committee. From 1990 until 1997 he was President, CEO and major shareholder of SISF, a holding company of various financial companies. SISF later became part of the Banco Portugues de Investimento Group. In 1997 he served as Managing Director of Banco Portugues de Investimento heading privatizations of companies, and as Executive Board member of Finangest, the holding company of all major Portuguese state industrial participations. Mr. Costa Marques also serves as Head of Strategic Planning, M&A and Corporate Finance, and member of the board of directors of Telefónica Internacional, S.A. Mr. Costa Marques served as a member of the board of directors of Emergia N.V. from June 1999, until December 2002.

José Molés Valenzuela is acting General Manager of Telefónica Móviles Mexico since approximately March 2003. Mr. Valenzuela began working for the Telefónica group in 1977, where he held various posts with responsibility for fixed-line telephony, engineering, data and mobile telephony in Spain and Argentina. Subsequently, from 1995 to 1996 he was the general manager for Unifón, the then mobile operator of the Telefónica group in Argentina. From 1997 to 2000, Mr. Valenzuela serves as general manager of Celular CRT, the mobile operator of the Telefónica group in Brazil. In February 2000 he became the general manager of Telefónica Móvil de Chile. Mr. Valenzuela holds an engineering degree from UNED, and a masters in business administration.

B.    COMPENSATION

Compensation of Directors and Executive Officers

We were incorporated in February 2000. In 2002, the aggregate compensation of all of our directors paid or accrued by us was €2,591 thousand, as described in the following table:

Year 2002
(euro)
Salaries(1)	701,448
Variable compensation(1)	601,012
Fixed remuneration	1,081,821.72
Attendance fees(2)	54,090.6
Benefits in kind(3)	12,954
External services(4)	132,000
Pension plans(1)	8,258

Total	2,591,584.32

(1)	Compensation for executive directors.
(2)	Includes fees for attending meetings of the committees of the board of directors. Telefónica, S.A. receives attendance fees relating to directors it appoints to our Board, who also serve as executive officers for Telefónica, S.A.
(3)	Includes health insurance and life insurance for executive directors.
(4)	Includes compensation received by MELOG, BBVA and José María Más Millet for advisory and consulting services.

Our executive officers (excluding the Chairman) received compensation of approximately €3.9 million in 2002, as described in the following table:

Year 2002
(euro in thousands)
Salaries	2,589.84
Variable compensation	1,159.78
Benefits in kind	63.63
Pension plans	65.98

Total	3,879.23

Other than their eligibility to participate in our share option plan, our directors and executive officers are entitled to the same general employee benefits as the other employees of our company.

Employee Share Option Plan

Our shareholders authorized our board of directors to implement an employee share option plan to help attract, retain and motivate employees. The board of directors defined the terms of the plan (the “MOS Program”) in a meeting held on September 21, 2001. This plan covers up to a total of 21,445,962 ordinary shares of our company.

The terms and conditions of the MOS Program described below apply to our executive directors and senior management and to employees of the Telefónica Móviles Group.

Under the MOS Program, each beneficiary who is an executive director or a manager (including general managers and similar posts) will be granted a predetermined number of options (based on their position) of each of the following three classes of options:

•	Class A Options, with an exercise price of €11 per option;

•	Class B Options, with an exercise price of €16.5 per option; and

•	Class C Options, with an exercise price of €7.235 per option;

Each option of each class entitles holders to one ordinary share of Telefónica Móviles, S.A. Beneficiaries receive the same number of Class A and B Options and twice as many Class C Options. Directors, executive officers and managers must provide collateral of one ordinary share for every 20 options granted to them.

The options may only be exercised in tranches of one third, one tranche in each of the three-month periods beginning January 3, 2004, January 3, 2005 and January 3, 2006. In each exercise period, options may only be exercised in full, except that options not exercised in any given exercise period are carried over to the next exercise period, with the limit of the last exercise period. The options may be settled in cash or in ordinary shares, at the election of the holder at the time of each exercise. The holder will bear the cost of any applicable withholdings, deductions and taxes, and any settlement costs arising out of the exercise of the options must be paid by the holder at the time of exercise. The capital increase required in connection with physically-settled options was approved by the Spanish National Securities Commission on September 28, 2001.

The first phase of the MOS Program commenced in December 2001. The options allocated in the first phase were granted on January 2, 2002. Subsequently, in June 2002, the second phase of the MOS Program commenced by including those companies of the Móviles Group that could not join the MOS Program when the first phase was launched, under the same terms and conditions.

In addition, from that date until December 31, 2003, to the extent options are available, those who began work for a company in the Móviles Group after June 2002 can join the MOS Program. The terms and conditions under which they can join are identical to the terms and conditions for those who joined before them, except for the number of options granted, which are reduced by a monthly factor to account for the shorter time at the Móviles Group. See “Item 6.E Share Ownership” for options granted to directors.

As of December 31, 2002, we have set aside a total of €169,155.31 for benefits and pension plans for our Directors.

We do not provide our directors or senior management with any benefits upon termination of their terms of employment.

C.    BOARD PRACTICES

See Item 6A.

D.    EMPLOYEES

Human Resources

We believe that our human resources constitute one of our key strengths as an integrated international wireless operator. As part of the Telefónica Group, we benefit from the human resources and recruiting strength of a leading international telecommunications group. The Telefónica Group has long endeavored to give promising managers experience in international markets. Consequently, we benefit from being able to draw managers from a significant pool of talented managers with experience in both Spain and Latin America. Approximately 20% of our senior managers are engineers by training, 20% hold degrees in business or economics, 10% have law degrees, 10% have studied computer science and 25% have other graduate and postgraduate degrees. We also believe that we benefit from the loyalty of our employees, as indicated by our relatively low level of employee turnover.

To provide incentives and make managers’ potential compensation more attractive, in addition to base salaries, our standard compensation packages for senior managers include a performance-based bonus that can total between 30% and 50% of a senior manager’s annual salary. We have also implemented an employee stock option plan. See “Item 6.B Compensation.” We provide a comprehensive benefits package that we believe compares favorably in each of our markets.

Employees

At December 31, 2002, we employed approximately 12,859 individuals in our consolidated operations. The following table sets forth the number of employees by country:

	Number of Employees at December 31,
Country	2000	2001	2002
	(in thousands)
Spain (including headquarters in Madrid, Spain)	3.9	5.0	5.0
Brazil	2.6	2.7	3.0
Argentina	1.6	1.0	0.9
Peru	0.4	0.5	0.6
Mexico(1)	0.0	2.7	2.5
El Salvador	0.3	0.3	0.3
Guatemala	0.3	0.3	0.3
Germany(2)	0.0	0.7	0.0
Austria(2)	0.0	0.1	0.0
Switzerland(2)	0.0	0.1	0.0
Chile	0.0	0	0.1

Total	9.1	13.4	12.7

(1)	The number of employees in Mexico for 2001 includes only our Northern Mexico operators. The number of employees for 2002 includes our Northern Mexico operators and Pegaso.
(2)	Austria, Switzerland and Germany have a combined total of 57 employees.

We are a party to collective bargaining agreements covering a total of 6,621 employees of Telefónica Móviles España in Spain and Tele Sudeste Celular, Tele Leste and Celular CRT in Brazil. These collective bargaining agreements expire on December 31, 2003. Our collective bargaining agreements typically govern salaries, overtime, length of workday, and benefits, as well as relations with the respective labor union of each company. Employees that are managers, directors or supervisors are ineligible to participate in these collective bargaining agreements. Items not covered by our collective bargaining agreements include organization of tasks and designation of employee responsibilities, recruiting and employee work schedules. All eligible employees in Spain and Brazil are party to such collective bargaining agreements. Neither we nor our operating companies have had any work stoppages or strikes.

We believe that our relations with our employees are good. We do not have any pending material labor-related claims.

E.    SHARE OWNERSHIP

Share Ownership of Directors

As of June 27, 2003, the members of our board of directors owned an aggregate of 47,953 of our ordinary shares, representing less than 0.00011% of our capital stock, as shown in the table below.

Name	No. of shares beneficially owned
Antonio Viana-Baptista	10,000
Luis Lada Díaz	13,576
José María Álvarez-Pallete López	1,512
Lars M. Berg	0
Miguel Canalejo Larrainzar	0
Maximino Carpio García	3,341
Fernando Xavier Ferreira	0
Victor Goyenechea Fuentes	2,202
Antonio Massanell Lavilla	105
Alfonso Merry del Val Gracie	529
Javier Echenique Landiribar	16,678
Alejandro Burillo Azcarraga	0
Fernando de Almansa Moreno-Barreda	0
José María Más Millet	10

Pursuant to the MOS Program described in “Item 6.B Compensation—Employee Share Option Plan” above, executive directors and senior management have been granted options on our ordinary shares as follows:

	Class A Options	Class B Options	Class C Options	Total
Antonio Viana-Baptista	45,434	45,434	90,868	181,736
Ignacio Aller Mallo	42,729	42,729	85,458	170,916
Félix P. Ivorra Cano	42,729	42,729	85,458	170,916
Ignacio Camarero García	38,985	38,985	77,970	155,940
Francisco Ruiz Vinuesa	26,379	26,379	52,758	105,516
Antonio Vitaller Cortés	20,634	20,634	41,268	82,536
Ernesto López Mozo	18,019	18,019	36,038	72,076
Fernando Herrera Santamaría	18,019	18,019	36,038	72,076
Antonio Hornedo Muguiro	17,319	17,319	34,638	69,276
Javier Aguilera Arauzo	43,947	43,947	87,895	175,789
Manuel Costa Marques	20,078	20,078	40,156	80,312
Luis Miguel Gilperez	24,940	24,940	49,880	99,760
Ramón Enciso	19,695	19,695	39,391	78,781
José Molés Valenzuela	24,940	24,940	49,881	99,761

See “Item 6.B Compensation—Employee Share Option Plan” for further discussion of how the options may be exercised.

Item 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    MAJOR SHAREHOLDERS

As of June 27, 2003, according to information known to us or available in the public registers of the Spanish National Securities Commission, beneficial owners of 5% or more of our voting stock were as follows:

Title of Class	Identity of Person or Group	Number of Shares	Percent
Ordinary(1)	Telefónica, S.A	3,075,178,440	71.01
Ordinary	Telefónica Internacional, S.A.	927,917,620	21.43

(1)	Number of shares held directly by Telefónica S.A. As of December 31, 2002, Telefónica S.A. owned, either directly or indirectly, through its subsidiary Telefónica Internacional, S.A. (TISA), 92.44% of our capital stock.

The Telefónica Group had a 100.0% interest in us immediately prior to our initial public offering in November 2000. Following our initial public offering, the Telefónica Group’s interest in us was 92.15%. The Telefónica Group’s interest in us subsequently increased to 92.78% at March 31, 2001, mainly as a result of the transfer to Telefónica, S.A. of our ordinary shares in connection with the transfer to us of Telefónica, S.A.’s wireless operations in Argentina and Peru and the wireless operations in Mexico acquired from Motorola, Inc. In October 2001, the Telefónica Group’s interest in us decreased as a result of the capital increase we effected to satisfy our commitments under the share options plan. At May 2002, the Telefónica Group’s interest in us had increased to 92.77% as a result of Telefónica S.A.’s contribution to us, in exchange for new Telefónica Móviles ordinary shares, of the wireless assets it acquired from Iberdrola in May 2002. In July 2002, Telefónica Group’s decrease as a result of the capital increase effected to increase or interests in our Central American subsidiaries.

Our major shareholders have the same voting rights as all of our other holders of ordinary shares.

As of June 10, 2003, holders with registered addresses in the United States owned an aggregate of approximately 1,155,940 of our ordinary shares, representing less than 0.036% of our ordinary shares issued and outstanding.

Limitations on Certain Transactions

In January 1997, in connection with the final phase of the privatization of Telefónica, S.A., the Spanish government adopted a requirement of prior government approval with respect to a limited number of fundamental corporate and control transactions affecting Telefónica, S.A., including the acquisition of 10% or more of its capital stock and the sale of assets material to the provision of fixed telephone services. The approval requirement is currently applicable to us and our subsidiary Telefónica Móviles España, S.A. and expires in February 2007. In May 2003, the European Court of Justice found against the Spanish and United Kingdom rules regulating special shares (“golden shares”). The ECJ ruled that the system of prior administrative approval relating to the winding-up, demerger, merger of disposal of certain assets as introduced by the Spanish legislation, create obstacles to the free movement of capital. The Court held that although these obstacles may be justified by a public-security reason, the measures imposed by the Spanish rules are not proportional to the public-security interest. We expect that the Spanish Government will review the terms of its current golden share affecting Telefónica, S.A. and us.

B.     RELATED PARTY TRANSACTIONS

Relationship Between Our Company and the Telefónica Group

We were established as part of a broader reorganization of the Telefónica Group along global business lines to be the holding company for the Group’s wireless communications operations. We are the company through which the Telefónica Group will conduct most of its wireless operations, other than, because of regulatory reasons and for other business considerations, the Telefónica Group’s wireless operations in Chile.

Telefónica, S.A.’s board of directors formally resolved in August 2000 that our company would be the vehicle through which the Telefónica Group generally would develop and conduct the wireless activities then being undertaken by the Telefónica Group and also pursue future business opportunities in the global wireless industry, including acquisitions, joint ventures, and new licenses and concessions. Consistent with this policy, any business opportunities in, or relating to, the global wireless industry that are made available to Telefónica, S.A. or other companies within the Telefónica Group would be made available to, or referred over to, our company.

In the future, the scope of wireless business may expand to include activities that we do not currently foresee. In addition, other companies within the Telefónica Group may engage in business activities which overlap or compete with our activities. As a result, Telefónica, S.A. may be called upon to address competitive conflicts between Telefónica Móviles and other companies in the Telefónica Group. These conflicts would be addressed by the executive committee of the board of directors of Telefónica, S.A.

Business Transactions and Contractual Arrangements with Directors and Senior Management

In 2001, we entered into the two agreements described below with members of our board of directors or parties controlled by them. Both agreements were negotiated at arm’s length.

Agreement with Mr. Lars Berg

In 2001, we entered into an agreement with MELOG, BBVA, a company controlled by Lars M. Berg, under which MELOG, BBVA will provide consulting services to the companies of the Group. The term of the agreement is one year, renewing automatically for subsequent periods of one year.

Agreement with José María Más Millet

In 2001, we entered into an agreement with José María Más Millet, Secretary of the board of directors, to provide legal advisory services to Telefónica Móviles, S.A. for as long as he remains in his position. This agreement will continue in force for as long as Más Millet is Secretary of the board of directors.

Agreement with the Burillo Group

Mr. Alejandro Burillo Azcarraga was appointed to our board of directors on April 1, 2003. Mr. Burillo is also the controlling shareholder of the Burillo Group, which in turn is an 8% shareholder in Telefónica Móviles Mexico, our holding company for our Mexican operations.

Our agreement with the Burillo Group to create Telefónica Móviles Mexico includes put rights for the Burillo Group and call rights for us with respect to the Burillo Group’s shares in Telefónica Móviles Mexico. The Burillo Group has a put right to require us to purchase its shares in Telefónica Móviles Mexico in 2007 or 2008, or if its interest in Telefónica Móviles Mexico decreases to less than 50% of its original ownership interest, after the occurrence of the event that results in such a dilution of its interest. If the Burillo Group does not exercise its put rights, we have a call right, after December 2008, to require the Burillo Group to sell to us its entire interest in Telefónica Móviles Mexico. In each such case, the purchase price will be determined based on a valuation of Telefónica Móviles Mexico performed pursuant to specified procedures at the time the related right is exercised, with a minimum purchase price in an amount based on the Burillo Group’s original investment of US$159.9 million in Telefónica Móviles Mexico, to which interest will be added, and from which any cash received by the Burillo Group will be deducted. If we are required to purchase the Burillo Group’s shares in Telefónica Móviles Mexico under its put right, or if we purchase the Burillo Group’s shares in Telefónica Móviles Mexico under our call right, we have agreed to pay a portion of the purchase price in cash equal to the aforementioned minimum purchase price. The remaining portion of the purchase price, if any, will be paid, at our choice, in cash, in our shares or a combination of the two.

In connection with the formation of Telefónica Móviles Mexico, we and the Burillo Group entered into a shareholders’ agreement that, in some circumstances, will grant the Burillo Group customary veto rights in Telefónica Móviles Mexico for resolutions regarding conversion of class shares, declaration of bankruptcy, dissolution or liquidation of Telefónica Móviles Mexico, amendments of its by-laws giving effect to a diminution of the rights vested to the Burillo Group, and mergers or corporate reorganizations if the Burillo Group is not granted the right to maintain its percentage ownership in Telefónica Móviles Mexico. In addition, the Burillo Group will have the right to nominate the first non-executive Chairman of the board of directors of Telefónica Móviles Mexico and to appoint one or two out of the eleven members of the board of directors of Telefónica Móviles Mexico, depending on the Burillo Group’s percentage ownership of Telefónica Móviles Mexico.

Business Transactions and Contractual Arrangements with the Telefónica Group

We have entered into, or expect to enter into, business transactions and contractual arrangements with Telefónica, S.A. and other companies within the Telefónica Group covering a broad range of matters, including, among others, transfers of wireless operations to us, financing arrangements, interconnection and other telecommunications services, provision of corporate, administrative and other services, leases of real estate in certain countries, management contracts for operations that have not been transferred to us, use of brand names and intellectual property, and tax-sharing arrangements. It is our policy to ensure that the terms of these transactions and arrangements are at least as favorable to us as we could obtain in an arm’s length transaction between non-affiliated parties, and, whenever possible in light of legal or regulatory constraints, that we obtain services on a preferential or most-favored-customer basis.

The following is a discussion of our principal business transactions and contractual arrangements with Telefónica Group companies:

Telefónica, S.A.’s Agreement with Iberdrola, S.A.

On April 5, 2001, Telefónica, S.A. entered into an agreement with Iberdrola, S.A. and certain of its affiliates pursuant to which Telefónica, S.A. acquired in exchange for shares of Telefónica, S.A., the Iberdrola group’s shares in the Brazilian wireless operators, or the holding companies that control such wireless operators, in which we and Iberdrola each participate. The Brazilian telecommunications regulator approved this acquisition in August 2001. In May 2002 Telefónica, S.A. transferred the shares in the Brazilian wireless operators that it acquired from Iberdrola, S.A. to us in exchange for 26,801,494 of our ordinary shares. Additionally in October 2002, we acquired from Telefónica, S.A. for approximately €11.5 million the Celular CRT shares acquired from Group Iberdrola. In December 2002, we contributed these interests to our joint venture with Portugal Telecom. See “Item 4.B Business Overview—Latin America—Brazil—Acquisition of Interests in Brazil—Agreement with Iberdrola.”

Agreements and Arrangements Providing for the Transfer of the Interest in NewComm Wireless Services, Inc. to Our Company

Telefónica Internacional, S.A. intends to transfer to us, after receipt of regulatory approval and resolution of a pending regulatory proceeding, its investment in NewComm Wireless Services, Inc., a Puerto Rican wireless operator. For further information, see “Item 4.B Business Overview—Latin America—Pending Acquisitions in Latin America—Puerto Rico.”

Intra-Group Loan and Financing Arrangements

The Telefónica Group has historically extended loans to our company or our subsidiaries to help satisfy our liquidity and capital resource requirements. At December 31, 2002, we had an aggregate of €6,550 million of loans and credit due to Telefónica, S.A. and other Telefónica Group companies. We expect that Telefónica, S.A. will continue to provide financing to us by obtaining funds at prevailing market rates and then on-lending these funds to our company. These on-lendings are expected to reflect the rates and terms our company would be able to obtain from third parties.

Interconnection and Related Telecommunications Services

As wireless service providers, our operating companies and the companies in which we hold an interest interconnect their networks with those of fixed-line service providers as well as those of other wireless service providers. We also require network and maintenance services. When possible, we utilize the interconnection and network maintenance services of other companies in the Telefónica Group, including, in Spain, Telefónica de España, S.A. In addition, as a result of the transfer of the Telefónica Group’s Peruvian and Argentine wireless operations we inherited established relationships between those wireless operators and Telefónica del Perú and Telefónica de Argentina, respectively. In Spain, as in each of the countries in which we operate, the terms of interconnection agreements are generally regulated by the respective governments to ensure that the same terms are available to all operators and that there is no discrimination based upon inter-company relationships. In 2002 and 2001, the “purchase and outside services” account accrued by the Telefónica Group amounted to €753 million and €829 million, respectively, which mainly include interconnection fees, use of network and maintenance.

Corporate, Administrative and Other Services

Although we intend to rely primarily on our own employees and resources for the provision of internal corporate and administrative services, including management of our finance, auditing, insurance, payroll, personnel, information technology and data processing needs, we also rely on the Telefónica Group for some of these services. The provision of services by the Telefónica Group would be made pursuant to arm’s length agreements at fair market prices. In addition, with the Telefónica Group, we are contemplating establishing “shared cost centers” through which our operating companies may outsource specified corporate and administrative services to other shared cost centers in the Telefónica Group, paying for them on a cost basis.

Management Contracts

Chile

We currently manage the Telefónica Group’s wireless operations in Chile under a letter of intent with Telefónica Móvil de Chile S.A., which will serve as the basis for negotiations of a definitive management agreement.

Puerto Rico

Telefónica Internacional, S.A., a wholly-owned subsidiary of Telefónica S.A., has entered into a management agreement with NewComm Wireless Services under which we manage substantially all of the business of that company. In exchange, we have the right to receive an annual fee, payable quarterly, equal to the higher of 9% of NewComm Wireless’ earnings before interest, taxes, depreciation and amortization and US$750,000. In addition, we will be paid for any project that we perform at the request of NewComm Wireless that is not covered by this agreement.

Brazil

On October 5, 2000, we entered into an agreement with Telefónica Internacional pursuant to which Telefónica Internacional transferred to us all of its rights and obligations under a Consulting Services Agreement with Telerj Celular, Telest Celular, Telebahia Celular and Telergipe Celular, and under a Services Agreement with TBS Celular Participações, S.A. Income accrued out of the Consulting Services Agreement in 2002 was approximately €5.6 million for services provided to Telerj Celular and Telest Celular and approximately €1.2 million for services provided to Telebahia Celular and Telergipe Celular.

The Services Agreement entitles us to an annual fee of 1% of Celular CRT’s net revenues, provided that the quality standards set out in the agreement are met. Income accrued under this agreement in 2002 was approximately €2.2 million.

Peru

Under the Transfer of Technical Capabilities and Management agreement with Telefónica Móviles, S.A.C entered into on December 2002, we are entitled, in exchange for our management services, to an annual fee, payable quarterly, equal to 9% of the operating profits of Telefónica Móviles, S.A.C. Income accrued under this agreement in 2002 was approximately €24.5 million.

El Salvador

Under the Business Management and Support agreement entered into in December 2002 with Telefónica Móviles El Salvador, S.A. de C.V., we receive a fee equal to 9% of the operating revenues of the aforementioned company. Income accrued under this agreement in 2002 was approximately €4.7 million.

Guatemala

Under the Business Management and Support agreement entered into in December 2002 with Telefónica Centroamérica Guatemala, S.A. de C.V., we receive a fee equal to 9% of the operating revenues of the aforementioned company. Income accrued under this agreement in 2002 was approximately €768 thousand.

Mexico

We manage our Mexican operating companies. The initial management period under the management agreement has expired and we are currently negotiating the terms of the management contracts.

Morocco

We currently manage, jointly with Portugal Telecom International, SGPS, S.A. our wireless operations in Morocco under a management agreement executed with Medi Telecom, S.A. on August 5, 1999. See “Item 4.B Business Overview—Morocco.” We are in the process of complying with the necessary formalities to legally transfer to us to the rights and obligations of the agreement.

Use of Brand Names and Other Intellectual Property

Telefónica, S.A. has transferred to us, in connection with its transfer to us of our operating companies, all the brand names and trademarks held by Telefónica, S.A. and principally related to our company’s business, including the MoviStar and Moviline brands. In addition, we have been granted a license to utilize the Telefónica Móviles brand in our name for as long as our company is controlled by Telefónica, S.A. The terms of the contributions require payment of annual royalties of less than approximately €32,000.

Tax-Sharing Arrangements

We will continue to be part of the Telefónica, S.A. tax consolidation group as long as Telefónica, S.A. beneficially holds at least 75% of our company. So long as this is the case, we will continue to make payments to Telefónica, S.A. equivalent to what our taxes would have been if we were not part of this tax consolidation group. If at some point we fail to qualify as part of the tax consolidation group, we will be responsible for the payment of taxes in Spain and elsewhere on a stand-alone basis. However, we will continue to cooperate with the Telefónica Group on tax-planning matters.

The reorganization of the Telefónica Group along global business lines, including the transfers of its wireless operations to us, is being carried out, whenever possible, to eliminate or minimize tax liabilities, both in Spain and in our other countries of operation. In order to achieve and preserve the favorable tax treatment for the reorganization, some limitations and restrictions may apply to future transfers of our interests in some of our operating companies for a period of time. We are controlled by the Telefónica Group and expect to comply with directives from Telefónica, S.A. designed to ensure that our actions do not result in the imposition on the Telefónica Group or our company of avoidable tax liabilities related to the reorganization.

Terra Mobile

We have recently agreed to terminate our shareholders’ agreements and put/call arrangement entered into with Terra Networks in October 2001, and acquire their remaining interest in Terra Mobile, increasing our interest in Terra Mobile to 100%. Terra Mobile will be incorporated into our operating structure to support the development of MoviStar e-moción by assisting content and service providers in extending their product offerings over wireless networks. The acquisition of this additional 20% will not be significant for us since the acquisition was made at Terra Mobile’s net book value.

C.    INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

Item 8.	FINANCIAL INFORMATION

A.     CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18.

Legal Proceedings

We and our operating companies are involved in various legal proceedings arising in the ordinary course of business. While it is not possible to determine the ultimate disposition of each of these proceedings, we believe the outcome of such proceedings, individually and in the aggregate, will not have a material adverse effect on our company’s consolidated results of operations or financial condition taken as a whole except as set forth below.

Challenge to UMTS Award Process

Lince Telecomunicaciones, S.A. has appealed before the National Court the Ministerial Order dated March 10, 2000 under which we and three other operators were granted UMTS licenses in Spain, challenging the legality of the award process for the UMTS licenses. In December 2001, we filed a response to Lince’s complaint. On November 26, 2002, Lince’s appeal was denied.

Antitrust review of the agreement to create a single mobile payment standard

On November 17, 2000, the Spanish government, based on the opinion of the Spanish Antitrust Court (Tribunalde Defensa de la Competencia), approved our joint venture with Banco Bilbao Vizcaya Argentaria to create the Mobipay mobile payment system (formerly known as Movilpago). At the same time, Banco Santander Central Hispano and Vodafone were jointly developing a separate mobile payment system. On May 30, 2001, we, Banco Bilbao Vizcaya Argentaria, Banco Santander Central Hispano and Vodafone agreed to integrate our respective mobile payment systems to form a single mobile payment standard for the Spanish market. On August 1, 2001, the Spanish antitrust authority (Servicio de Defensa de la Competencia) submitted the matter to the Antitrust Court with a favorable opinion recommending that the Court declare the agreement to be compliant with antitrust laws. The Antitrust court has approved this agreement with conditions.

European Court of Justice ruling on “golden shares”

In May 2003, the European Court of Justice found against the Spanish and United Kingdom rules regulating special shares (“golden shares”). The ECJ ruled that the system of prior administrative approval relating to the winding-up, demerger, merger or disposal of certain assets as introduced by the Spanish legislation, create obstacles to the free movement of capital. The Court held that although these obstacles may be justified by a public-security reason, the measures imposed by the Spanish rules are not proportional to the public-security interest. We expect that the Spanish Government will review the terms of its current golden share affecting us.

Antitrust violations for entering into exclusivity agreements

In 1999, the Spanish Antitrust Court fined us €3.66 million for abuse of dominant market position for restricting Airtel S.A.’s entry into the market by entering into exclusivity agreements during 1995 and 1996 and enjoined us to cease such practice. We appealed the decision before the National Court.

On February 3, 2003, the National Court dismissed the appeal filed by us and the two other operators. On February 28, 2003, we submitted a brief to the Central Court (Audiencia Nacional) in preparation of our appeal requesting reversal of the lower court decision, which briefly explained the grounds on which the appeal will be based. We are currently awaiting a decision from the National Court as to this brief. We cannot assure you that the antitrust authorities will not find that we have abused our dominant position in the Spanish wireless market by being a party to exclusivity agreements after 1997 and, as a result, may impose further fines on us or rescind our current exclusivity agreements with those providers.

Challenge to the Spanish Government’s increase of Spectrum Fees

The Spanish government has adopted legislation imposing additional fees on us totaling approximately €233 million with respect to our use of spectrum both for new UMTS licenses as well as existing analog and digital concessions and other uses. We filed claims with the Central Administrative Economic Tribunal (Tribunal Económico Administrativo Central) challenging the increase in fees for the year 2001, which were dismissed in September 2001. We have paid all relevant fees to the State Secretariat of Telecommunications and have appealed before the National Court.

Currently, with regard to the appeals against the assessment of the GSM and DCS-1800 services fee, a final brief has been submitted. In regard to the appeal concerning the assessment of the UMTS service fee, we have submitted briefs of supporting evidence. One of these briefs was dismissed, and we have filed an appeal for reconsideration of this decision.

Complaint by Diarphone

Diarphone, a former distributor, has sued us for breach of oral agreements that it alleges it had entered into with us and claims damages in the amount of approximately €18.2 million. We have served an answer to the complaint.

We are also taking measures against a Diarphone director, Mr. De Pablos. We have begun proceedings for a substantial amount, followed by a separate civil liability case before the 59th Trial Court of Madrid, for an indeterminate amount.

In addition, we have received confirmation that the district attorney has commenced an action for alleged offences against the Public Treasury against Mr. De Pablos. We have requested again that the Court hear the claim in which criminal damages are being claimed from us, and we await a ruling on our request.

Challenge to the Comisión del Mercado de las Telecomunicaciones’s decision to reduce termination fees

We have filed a contentious administrative appeal with the National Court against the Comisión del Mercado de las Telecomunicaciones’s (CMT) decision to reduce the termination fees of Telefónica Móviles España, requesting a precautionary pre-emptive suspension of such a price decrease.

Challenge to denial of request for abandonment of TETRA license

On March 21, 2000, we obtained a C2-type digital trunking service license, or TETRA, for closed-user groups of clients and paging services in Spain. Due to financial, technological and competitive changes that took place since obtaining our license, we filed a request with the Secretariat of State for Telecommunications to abandon the license. In September 2002, the Secretariat of State for Telecommunications denied our request for mutual abandonment of the TETRA license. An administrative appeal was filed with the National Court against this decision.

For each year that we fail to comply with the requirements of the license, the Secretariat may execute against our guarantee posted for that year. The Secretariat has decided to execute against the guarantee we provided for our failure to comply with the C2 license requirements during the first year of use. We appealed this decision on November 7, 2002, but were ultimately unsuccessful. We expect that the execution of the guarantee will be in the amount of €952,643.

The Secretariat has also authorized the partial execution of the guarantee of the TETRA license for failing to comply with the C2 license requirements in the second year of use. We have filed an appeal with the National Court. The National Court enjoined the execution of the guarantee pending the outcome of our appeal.

Arbitration claim for alleged violation of Share Purchase Agreement

European Telecom International, LLC (ETI) has submitted an arbitration claim against Telefónica Móviles España, S.A. to the “International Arbitral Center” of Austria, for alleged violation by Telefónica Móviles España (as successor of Telefónica Móviles Intercontinental, or TMICSA) of a Share Purchase Agreement signed by TMICSA and ETI for the purchase of European Telecom International AG. ETI’s claim is related to the change of control of European Telecom International AG, as Telefónica Móviles España transferred its investment in European Telecom International AG to Telefónica Data. S.A., and has made a demand of US$11,000,000. We are currently in the process of choosing the arbitrators.

Arbitration claim against Vodafone for discriminatory pricing

The decision of the European Commission, which approved the merger of Vodafone and Mannesmann on April 12, 2000, imposed restrictions and obligations on the Vodafone group. One such restriction prohibits Vodafone from discriminating against operators who are not part of the Vodafone group with respect to prices for wholesale roaming services.

On April 10, 2003, Telefónica Móviles España has submitted an arbitration claim against Vodafone to the “International Arbitration Center” in London, for alleged discriminatory pricing by Vodafone. Telefónica Móviles España is seeking a declaration that Vodafone has engaged in discriminatory behavior. This would later enable Telefónica Móviles España to present a claim before the European Commission directly.

Vodafone has raised the defense that the formal requirements for an arbitration proceeding have not been met. The arbitration tribunal is currently considering this preliminary question, prior to reaching the merits of Telefónica Móviles España’s claim.

Medi Telecom’s challenge to Moroccan regulator’s decision

In March, 2002, Medi Telecom filed claims against the Moroccan wireless regulator’s decision that interconnection fees be calculated by the second.

Challenge to the Mexican Government’s Change to Application of Special Taxes

Our Mexican operators have challenged in Mexican federal courts the application of the Special Tax on Production and Services, as amended by the Mexican Congress on December 31, 2001. We await a decision.

In addition, our Mexican operators have challenged a decision by the Comisión Federal de Telecomunicaciones (COFETEL), whereby the Mexican federal government was ordered to transfer to the cellular licensees the Value Added Tax for the share paid to the Mexican federal government for the operation of the concession services. We await a ruling on our challenge.

Challenge to Mexican federal government fee for public concessions

Licensee companies in Mexico pay the Mexican federal government a fee to operate the public service concessions. This fee is equal to a share of revenue obtained from interconnection traffic received from other communications companies under the “caller pays” method. Our Mexican operators have also appeared in a consultation proceeding before the Secretariat of Revenue and Public Credit, requesting confirmation that the mentioned traffic should not be included in the calculation of the fee to be paid to the Mexican federal government. We await a decision.

Intellectual property claim against Pegaso

A decision was handed down by the 40th Federal Civil District Court against Pegaso PCS, S.A. de C.V., in December 2002, in a claim filed against Pegaso relating to infringement of intellectual property. Pegaso was ordered to pay damages for material harm caused by the infringement of intellectual property rights relating to the trademarks “Club R.C. Pegaso” (and logo) and “Pegaso Club de Radio Control” (and logo), for an estimated value that could represent 40% of revenue from all sales of wireless, fixed or mobile telephone devices or accessories, sale to the public of wireless, fixed or mobile telephone services, and sale to the public of services relating to sporting activities. Pegaso appealed on January 2, 2003. On May 30, 2003 the Court of Appeals (Tercera Sala del Tribunal Superior de Justicia del Distrito Federal) reversed the decision handed down by the 40th Federal Civil District Court against Pegaso PCS, S.A. de C.V.

Claims related to our Brazilian operators

Our Brazilian operators have filed administrative claims against the Brazilian federal government for the manner in which it calculates the social contributions due from each operators, and against several Brazilian states and municipalities for the manner in which they calculate and impose local taxes and for the guarantors policy of passing said contributions to the customers. Our Brazilian operators are also party to suits regarding patent claims relating to the ownership of caller identification and use of tax credits related to the amortization of goodwill.

Dividend Information

We were incorporated in February 2000 and paid our first dividend of €0.175 per share for all outstanding shares on June 18, 2003. A charge will be made to the “Issuance Premium” item under Shareholders’ Equity, on the audited balance sheet. The payment of this dividend involves a change with the established shareholder’s remuneration policy previously announced by us. For the Spanish and U.S. tax treatment of this dividend, see “Item 10.E Taxation.”

Payment of the aforesaid divided was made in accordance with the procedure stipulated by our General Finance Department and upon justification and submission of the certificate of position issued by the Sociedad de Gestión de los sistemas de Registro, Compensacion y Liquidación de Valores, S.A (“Iberclear”).

Any future declaration and payment of dividends will be made at the discretion of our board of directors, subject to shareholder approval, and in compliance with applicable Spanish law, and will depend on our results of operations, financial condition and liquidity and capital resource requirements, any contractual limitations, our future prospects and other factors deemed relevant by our board of directors. Notwithstanding the above, the company intends to analyze other possible options to remunerate its shareholders.

Our Spanish operating company historically paid significant dividends to Telefónica, S.A. In addition, in connection with the reallocation of debt prior to the transfer by Telefónica, S.A. of our Spanish operating company to us, our Spanish operating company paid a €800 million dividend to Telefónica, S.A. in August 2000. This dividend was an extraordinary dividend in the context of the organization of our company and is not indicative of our future dividend policy.

B.    SIGNIFICANT CHANGES

Restructuring of the Argentine debt

In January 2003, Telefónica Comunicaciones Personales, S.A., our subsidiary in Argentina, signed definitive debt refinancing agreements with its main creditors extending the maturities of its debt obligations and obtaining better terms for its financing.

Acquisition of TCO

On January 16, 2003 TCP entered into a Preliminary Stock Purchase Agreement with the Brazilian Company Fixcel to acquire up to 61.10% of the ordinary shares of TCO, which represents 20.37% of the total capital of TCO. On April 25, 2003, TCP finalized the acquisition. The purchase price was approximately reais 1.5 billion (approximately reais 19.49 per each lot of 1,000 shares acquired). As of the date of this annual report, TCP has paid reais 284.7 million of the total amount and the remaining will be paid in future installments.

On May 25, 2003, in compliance with Brazilian legislation, TCP made a request to launch a tender offer, which is currently being reviewed by the CVM, for the voting shares of the minority shareholders of TCO for a price equal to 80% of the price paid to the controlling shareholders. The minority shareholders that tender their shares will be compensated pro rata, in the same manner as the controlling shareholders. After the acquisition and the tender offer, TCP expects to incorporate TCO’s shares and ADSs into TCP and de-list TCO’s shares.

Item 9.	THE OFFER AND LISTING

A.    OFFER AND LISTING DETAILS

Our ordinary shares are currently listed on the Spanish stock exchanges in Madrid, Barcelona, Bilbao and Valencia and are traded on the Automated Quotation System of the Spanish stock exchanges. The shares are eligible for deposit in the Euroclear system. ADSs representing ordinary shares of Telefónica Móviles are listed on the NYSE under the ticker symbol “TEM.” Each Telefónica Móviles ADS represents one ordinary share of Telefónica Móviles. Citibank, N.A. is our depositary issuing the ADRs evidencing the Telefónica Móviles ADSs. Telefónica Móviles’ ADSs commenced trading on the NYSE on November 22, 2000.

The following table shows, for the periods indicated, the highs and lows of the last reported closing prices per Telefónica Móviles ordinary share and ADS. Share prices are as reported on the Automated Quotation System, and ADS prices are as reported on the NYSE.

	Telefónica Móviles
	Shares(1)		ADSs(2)
	High	Low	High	Low
	(euro)		(U.S. dollars)
Annual Information for the past five years
1998	—	—	—	—
1999	—	—	—	—
2000	11.47	9.82	10.00	8.75
2001	11.25	4.35	10.63	5.00
2002	8.83	5.26	7.80	5.40

Quarterly information for the past two years
2001
First Quarter	11.25	7.85	10.63	7.18
Second Quarter	9.68	7.36	8.60	6.15
Third Quarter	8.27	4.35	6.75	5.00
Fourth Quarter	9.25	6.32	8.10	5.90
2002
First Quarter	8.83	6.88	7.80	5.95
Second Quarter	7.42	5.26	6.50	5.40
Third Quarter	7.24	5.76	7.10	5.80
Fourth Quarter	7.55	5.80	7.40	5.91

Most recent six months
December	7.47	6.20	7.29	6.55
January	7.04	6.00	7.40	6.11
February	6.34	5.60	6.70	6.16
March	6.24	5.25	6.70	5.90
April	6.85	6.01	7.40	6.56
May	6.96	6.26	8.14	7.03

(1)	Source: Madrid stock exchange.
(2)	Source: Factiva, a Dow Jones & Reuters Company

Securities Trading in Spain

The Spanish securities market for equity securities consists of four stock exchanges located in Madrid, Bilbao, Barcelona and Valencia and the Automated Quotation System, or Mercado Continuo. During 2001, the Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish stock exchanges.

Automated Quotation System.    The Automated Quotation System links the four Spanish stock exchanges, providing those securities listed on it with a uniform continuous market that eliminates certain of the differences among the local exchanges. The principal feature of the system is the computerized matching of buy and sell orders at the time of entry of the order. Each order is executed as soon as a matching order is entered, but can be modified or canceled until executed. The activity of the market can be continuously monitored by investors and brokers. The Automated Quotation System is operated and regulated by Sociedad de Bolsas, S.A., a corporation owned by the four companies that manage each the stock exchanges. All trades on the Automated Quotation System must be placed through a brokerage firm, an official stock broker or a dealer firm that is a member of a Spanish stock exchange. Beginning January 1, 2000, Spanish banks were able to become members of a Spanish stock exchange and are therefore able to place trades on the Automated Quotation System.

In a pre-opening session held from 8:30 a.m. to 9:00 a.m. each trading day, an opening price is established for each security traded on the Automated Quotation System based a on real-time auction in which orders can be entered, modified or cancelled but are not executed. During this pre-opening session, the system continuously displays the price at which orders would be executed if trading were to begin. Market participants only receive information relating to the auction price (if applicable) and trading volume permitted at the current bid and offer price. If an auction price does not exist, the best bid and offer price and associated volumes are shown. The auction terminates with a random period of 30 seconds in which share allocation takes place. Until the allocation process has finished, orders cannot be entered, modified or cancelled. In exceptional circumstances (including the inclusion of new securities on the Automated Quotation System) and after giving notice to the CNMV, Sociedad de Bolsas, S.A. may establish an opening price without regard to the reference price (the previous trading day’s closing price), alter the price range for permitted orders with respect to the reference price and modify the reference price.

The computerized trading hours are from 9:00 a.m. to 5:30 p.m. During the trading session, the trading price of a security is permitted to vary up to a maximum so-called “static” range of the reference price, provided that the trading price for each trade of such security is not permitted to vary in excess of a maximum so-called “dynamic” range with respect to the trading price of the immediately preceding trade of the same security. If, during the trading session, there exist matching bid and ask orders over a security within the computerized system which exceed any of the above “static” and “dynamic” ranges, trading on the security is automatically suspended and a new auction is held where a new reference price is set, and the “static” and “dynamic” ranges will apply over such reference price. The “static” and “dynamic” ranges applicable to each particular security are set up and reviewed periodically by Sociedad de Bolsas.

Between 5:30 p.m. and 8:00 p.m., trades may occur outside the computerized matching system without prior authorization of Sociedad de Bolsas, at a price within the range of 5% above the higher of the average price and closing price for the day and 5% below the lower of the average price and closing price for the day, if there are no outstanding binding bids or offers, respectively, on the system matching or bettering the terms of the proposed off-system transaction and, if, among other things, the trade involves more than €300,000 and more than 20% of the average daily trading volume of the stock during the preceding three months. These trades must also relate to individual orders from the same person or entity and be reported to Sociedad de Bolsas before 8:00 p.m. At any time trades may take place (with the prior authorization of the Sociedad de Bolsas) at any price if:

•	the trade involves more than €1.5 million and more than 40% of the average daily volume of the stock during the preceding three months;

•	the transaction derives from a merger or spin-off process, or from the reorganization of a group of companies;

•	the transaction is executed for the purposes of settling a litigation or completing a complex group of contracts; or

•	Sociedad de Bolsas finds other justifiable cause.

Information with respect to the computerized trades between 9:00 a.m. and 5:30 p.m. is made public immediately, and information with respect to trades outside the computerized matching system is reported to Sociedad de Bolsas by the end of the trading day and published in the Boletín de Cotización and in the computer system by the beginning of the next trading day.

Clearance and Settlement System.    Transactions carried out on the Spanish stock exchanges are cleared and settled through Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (“Sociedad de Sistemas” or “Iberclear”). Only members of the system are entitled to use it, and membership is restricted to authorized broker members of the Spanish stock exchanges, the Bank of Spain (when an agreement, approved by the Spanish Ministry of Economy and Finance, is reached with Sociedad de Sistemas) and, with the approval of the CNMV, other brokers not members of the Spanish stock exchanges, banks, savings banks and foreign settlement and clearing systems. Sociedad de Sistemas is owned by its members (excluding, if applicable, the Bank of Spain) and by the companies which manage the local stock exchanges. The clearance and settlement system and its members are responsible for maintaining records of purchases and sales under the book entry system. Shares of listed Spanish companies are held in book entry form. Sociedad de Sistemas, which manages the clearance and settlement system, maintains a registry reflecting the number of shares held by each of its member entities (each an entidad adherida) as well as the amount of such shares held on behalf of beneficial owners. Each member entity, in turn, maintains a registry of the owners of such shares. Spanish law considers the legal owner of the shares to be:

•	the member entity appearing in the records of Sociedad de Sistemas as holding the relevant shares in its own name, or

•	the investor appearing in the records of the member entity as holding the shares.

Sociedad de Sistemas has approved certain regulations introducing the so-called “T+3 Settlement System” by which the settlement of any transaction must be made three business days following the date on which the transaction was carried out.

Obtaining legal title to shares of a company listed on a Spanish stock exchange requires the participation of a Spanish official stockbroker, broker-dealer or other entity authorized under Spanish law to record the transfer of shares. To evidence title to shares, at the owner’s request the relevant member entity must issue a certificate of ownership. In the event the owner is a member entity, Sociedad de Sistemas is in charge of the issuance of the certificate with respect to the shares held in the member entity’s name.

Brokerage commissions are not regulated. Brokers’ fees, to the extent charged, will apply upon transfer of title of shares from the Depositary to a holder of ADRs in exchange for such ADSs, and upon any later sale of such shares by such holder. Transfers of ADSs do not require the participation of an official stockbroker. The Deposit Agreement provides that holders depositing shares with the Depositary in exchange for ADSs or withdrawing shares in exchange for ADSs will pay the fees of the official stockbroker or other person or entity authorized under Spanish law applicable both to such holder and to the Depositary.

Securities Market Legislation

The Spanish Securities Act (Ley 24/1988), which became effective in 1989, restructured the organization and supervision of the Spanish securities markets. This legislation and the regulations implementing it:

•	established an independent regulatory authority, the CNMV, to supervise the securities markets;

•	established a framework to regulate trading practices, public offerings, tender offers and insider trading;

•	required stock exchange members to be corporate entities;

•	required companies listed on a Spanish stock exchange to file annual audited financial statements and to make public quarterly financial information;

•	established the legal framework for the Automated Quotation System;

•	exempted the sale of securities from transfer and value-added taxes;

•	deregulated brokerage commissions; and

•	provided for transfer of shares by book-entry or by delivery of evidence of title.

Effective in November 1998, Law 24/1988 was amended by Law 37/1998, of November 16, 1998. The amendment introduced the following changes:

•	The concept of the “investment services company” was created. Brokers, dealers and portfolio managing companies are considered to be investment services companies. These companies are entitled to render investment services and complementary activities. Banks are not considered to be investment services companies, although they may render investment services upon becoming members of the Spanish stock exchanges.

•	An investment services company must be authorized by the Ministry of Treasury in order to render investment services and complementary activities. Once authorization is obtained, the founders of the investment services company must incorporate the company as a sociedad anónima or a sociedad de responsabilidad limitada, both limited liability corporations and, once incorporated, the company must be registered with the Commercial Registry (Registro Mercantil) and the CNMV. This registration must be published in the State Official Gazette.

•	The European principle of “single passport” or “single license” was introduced within the Spanish legal system. Under this principle, an investment services company may render investment services and complementary activities within European Union member countries, either through a branch or directly. Any necessary authorizations and licenses must be obtained from the authorities of the country of domicile (the “home country principle”), but the applicable market conduct rules are those set forth in the legislation of the country in which the investment services company renders its services (the “host country principle”).

•	Spanish investment services companies wishing to render their services overseas must be so authorized. However, in the event that they wish to provide services within the European Union, they need only give prior notice to the CNMV.

•	An investment guarantee fund was created to protect investors from the insolvency of any investment services company. This fund has the same purpose as the deposit guarantee fund, which is currently in charge of refunding deposits made in insolvent Spanish financial entities. Spanish investment services companies are obligated to maintain a stake in the investment guarantee fund through participation in the share capital of the managing company of the fund.

•	Finally, a number of amendments to the Spanish Corporations Law were included. Rights to issue preferred and non-voting stock were extended broadly. In addition, the amendments provided for a new redeemable class of stock to be issued by listed companies.

B.    PLAN OF DISTRIBUTION

Not applicable.

C.    MARKETS

See Item 9A.

D.    SELLING SHAREHOLDERS

Not applicable.

E.    DILUTION

Not applicable.

F.    EXPENSES OF THE ISSUE

Not applicable.

Item 10.	ADDITIONAL INFORMATION

A.    SHARE CAPITAL

Not applicable.

B.    MEMORANDUM AND ARTICLES OF ASSOCIATION

The following summary describes certain material considerations concerning our capital stock and briefly describes certain provisions of our by-laws (estatutos) and Spanish law. Copies of our by-laws are included as an exhibit to this annual report.

Corporate Objects

Article 2 of our by-laws sets forth our corporate purpose, which is to perform all types of activities in the field of telecommunications and value-added services, in the broadest sense of these terms and in accordance with current law. Our activities may include the manufacture, sale, promotion, distribution, marketing, installation and maintenance of, as well as technical assistance for, all types of networks, services and telecommunications equipment involving any type of technology, including computer hardware and software equipment related directly or indirectly to telecommunications. We may perform any activities that are necessary or appropriate in order to offer third parties a full, harmonious range of these types of services, from systems engineering and research and development to training, as well as services which may be rendered with support or through telecommunications or computers, such as the billing, collections management, use and marketing for payment methods, electronic commerce and intermediation. Such activities may be carried out directly by the company or by holding an interest or taking part in other companies with an analogous business purpose. Also included within our corporate purpose are the acquisition, holding, enjoyment and sale of securities, as well as any type of holdings in any corporation or company, using any of the means permitted by law, including the launching of a takeover bid or purchase and sale of shares.

Description of Telefónica Móviles’ Capital Stock

The following summary describes material considerations concerning our capital stock and briefly describes material provisions of our by-laws and Spanish law.

General

At June 27, 2003 our issued share capital was 2,165,275,448 represented by 4,330,550,896 ordinary shares, with a nominal value per share of €0.50. Non-residents of Spain may hold and vote ordinary shares subject to the restrictions set forth below.

Attendance and Voting at Shareholders’ Meetings

Each ordinary share entitles the shareholder to one vote. Any share may be voted by written proxy, and proxies may be given to any individual. Proxies are valid only for a single meeting.

Under our by-laws and the Spanish Corporation Law, general meetings of shareholders may be either ordinary or extraordinary. Ordinary general meetings must be convened within the first six months of each fiscal year on a date fixed by the board of directors. As a general rule, extraordinary general meetings may be called from time to time by our board of directors at its discretion or at the request of shareholders representing at least 5% of our share capital. Notices of all shareholders’ meetings must be published in the Commercial Registry Official Gazette (Boletín Oficial del Registro Mercantil) and in a major local newspaper within the province of Madrid at least 15 days prior to the date fixed for the meeting.

At ordinary general meetings, shareholders are asked to approve our management, the financial statements for our previous fiscal year and the application of our net income or loss. All other matters may be addressed at extraordinary general meetings called for such purpose. Shareholders can vote on these matters at an ordinary general meeting if they are included on the meeting’s agenda.

Only holders of more than 25 ordinary shares duly registered in the book-entry record of the company at least five days prior to the day on which a meeting is scheduled to be held are entitled to attend shareholders’ meetings.

Our by-laws provide that, on the first call of a general shareholders’ meeting, a duly constituted general meeting of shareholders requires a quorum of at least one-quarter of our issued and voting share capital. On the second call, there is no quorum requirement. Consideration of extraordinary matters such as modification of our by-laws, changes in our share capital structure, changes in the corporate form, mergers, spin-offs, issues of bonds, dissolution and liquidation require on first call a quorum of at least one-half of our issued and voting share capital, and on second call the presence of shareholders representing at least one-quarter of our issued and voting share capital. If, after the second call, the shareholders present or represented constitute less than one-half of our issued and voting share capital, resolutions relating to extraordinary matters may be adopted only with the approval of two-thirds of the share capital present or represented at such meeting. A shareholders’ meeting at which 100% of the capital stock is present or represented is validly constituted even if no notice of the meeting was given, and, upon unanimous agreement, shareholders may consider any matter at the meeting.

A resolution passed in a general meeting of shareholders is binding on all shareholders, subject to Spanish law. In some circumstances, such as change of corporate purpose or corporate form, Spanish law gives dissenting or absent shareholders the right to have their shares redeemed by our company at a price determined in accordance with established formulas. In the case of any resolution contrary to law, the right to contest that resolution is extended to all shareholders.

Under the Spanish Corporation Law, shareholders who voluntarily aggregate their shares so that the share capital represented by the aggregated shares is equal to or greater than the result of dividing the total capital stock by the number of directors have the right to appoint a corresponding proportion of the members of the board of directors. Shareholders who exercise this right may not vote on the appointment of other directors.

Preemptive Rights

Under the Spanish Corporation Law, shareholders and holders of any convertible bonds have preemptive rights to subscribe for any new shares issued by us, including the ordinary shares and securities which are convertible into ordinary shares, in an amount proportional to shares held in our company prior to the new issuance. These preemptive rights may be abolished in some circumstances if our shareholders pass a resolution at a shareholders’ meeting in accordance with Article 159 of the Spanish Corporation Law. In addition, preemptive rights will not be available in the event of an increase in share capital upon the conversion of convertible bonds or a merger in which shares are issued as consideration.

Form and Transfer

The ordinary shares are in book-entry form and are indivisible. Joint holders must nominate one person to exercise their shareholders’ rights, although the joint holders are jointly and severally liable for all obligations arising from their status as shareholders. Iberclear, which manages the clearance and settlement system of the Spanish stock exchanges, maintains the central registry of shares reflecting the number of shares held by each of its member entities (entidades adheridas) on its own behalf as well as the number of shares held by it on behalf of third parties. Each member entity in turn maintains a register of the owners of such shares.

Transfers of ordinary shares quoted on a Spanish stock exchange must be made through or with the participation of a member of a Spanish stock exchange that is an authorized broker or dealer by book-entry registry. The transfer of shares may be subject to certain fees and expenses.

Reporting Requirements

Because our ordinary shares are listed on the Spanish stock exchanges, agreements with respect to the acquisition or disposition of our ordinary shares must be reported within seven business days of the acquisition or disposal to us, the Spanish National Securities Commission, the management entities of the Spanish stock exchanges where the shares are listed and, where the person or group effecting the transaction is a non-Spanish resident, the Spanish Registry of Foreign Investment, if:

•	in the case of an acquisition, the acquisition results in that person or group holding 5% (or successive multiples thereof) of our share capital; or

•	in the case of a disposition, the disposition takes any existing holding of that person or group below a threshold of 5% (or successive multiples thereof) of our share capital.

The above percentages are reduced to 1% (or successive multiples thereof) if the acquirer or disposer is a resident in a tax haven or in a country which does not have a stock exchange supervisory body or which has a stock exchange supervisory body that does not exchange information with the Spanish National Securities Commission.

Any member of our board of directors must similarly report any acquisition or disposal, regardless of size, of our ordinary shares or options or any securities giving their owners the right to acquire ordinary shares. Additional disclosure obligations apply to purchasers in jurisdictions designated as tax havens or lacking adequate supervision and also to voting agreements.

For further information on Spanish laws and our by-laws applicable to our board of directors and the committees of the board, see “Item 6.A Directors and Senior Management.”

For further information on dividends and foreign ownership of shares, see “—Exchange Controls.”

C.    MATERIAL CONTRACTS

Agreement with Portugal Telecom

On January 23, 2001, we, Telefónica, S.A., Portugal Telecom and its subsidiary PT Moveis agreed to create a joint venture to consolidate our wireless businesses in Brazil with those of Portugal Telecom. Under this joint venture framework agreement, each of the Telefónica Group and the Portugal Telecom Group agreed to contribute to a 50:50 joint venture their respective wireless businesses in Brazil, including interests in operating companies and holding companies that own cellular or wireless licenses in Brazil.

On October 17, 2002, we, Portugal Telecom and PT Moveis entered into a Shareholders’ Agreement and Subscription Agreement that implemented the joint venture framework agreement signed in January 2001. Additionally, on October 21, 2002 we acquired from Portugal Telecom for approximately €200 million a 14.68% holding in Telesp Celular Participações, S.A., a company that provides wireless services in the Brazilian state of São Paolo through Telesp Celular S.A. and in the Brazilian states of Paraná and Santa Catarina through Global Telecom S.A.

Following the agreements entered into with the Portugal Telecom Group on October 17, 2002 and after having obtained the necessary authorization from the Brazilian authorities for the contribution, on December 27, 2002, we and PT Moveis contributed to Brasilcel, N.V. all the shares held directly or indirectly by the two groups in their wireless communications companies in Brazil. For further information, please see “Item 4.B Business Overview—Latin America—Brazil.”

In accordance with the Shareholders’ Agreement and Subscription Agreement signed by Telefónica Móviles on the one hand and Portugal Telecom SGPS, S.A. and its subsidiary PT Moveis SGPS, S.A. on the other, we and the Portugal Telecom Group have the same voting rights in Brasilcel, N.V. This equality in voting rights will continue to exist even if either party’s economic and voting interest is diluted below 50%, but not lower than 40%, as a consequence of a capital increase. The equality in voting rights will cease to exist if the percentage of ownership of one of the parties falls below 40% during an uninterrupted period of six months. In this event, if the group with the reduced interest were the Portugal Telecom Group, it would be entitled to sell to us, who would be obliged to buy (directly or through another company) all of Portugal Telecom’s ownership interest in Brasilcel N.V. This right expires on December 31, 2007. The price for the acquisition of the Portugal Telecom Group’s holding in Brasilcel, N.V. would be calculated on the basis of an independent appraisal (in the terms provided for in the Shareholders’ Agreement and Subscription Agreement) performed by investment banks, selected using the procedure established in these agreements. Subject to certain conditions, the payment could be made, at our choice, in (i) cash, (ii) our shares and/or Telefónica, S.A. shares, or (iii) a combination of the two. This put option would be exercisable in the 12 months subsequent to the end of the aforementioned six-month period, provided that the Portugal Telecom Group had not increased its ownership interest to 50% of the total capital stock of Brasilcel N.V.

Also, in accordance with the Shareholders’ Agreement and Subscription Agreement, the Portugal Telecom Group will be entitled to sell to us, who would be obliged to buy, all of Portugal Telecom Group’s ownership interest in Brasilcel, N.V. should there be a change in control at Telefónica, S.A., Telefónica Móviles, S.A. or any other subsidiary of the latter that held a direct or indirect ownership interest in Brasilcel N.V. Similarly, we will be entitled to sell to the Portugal Telecom Group, which would be obliged to buy, our interest in Brasilcel, N.V. if there is a change of control at Portugal Telecom SGPS, S.A., PT Moveis SGPS, S.A or any other subsidiary of either company that held a direct or indirect ownership interest in Brasilcel N.V. The price will be determined on the basis of an independent appraisal (in the terms provided for in the Shareholders’ Agreement and Subscription Agreement) performed by investment banks, selected using the procedure established in these agreements. The Portugal Telecom Group and us have agreed to retain the services of a related third party of Telefónica Móviles to provide Brasilcel with financial services.

Agreement with the Burillo Group

Our agreement with the Burillo Group to create Telefónica Móviles Mexico includes put rights for the Burillo Group and call rights for us with respect to the Burillo Group’s shares in Telefónica Móviles Mexico. The Burillo Group has a put right to require us to purchase its shares in Telefónica Móviles Mexico in 2007 or 2008, or if its interest in Telefónica Móviles Mexico decreases to less than 50% of its original ownership interest, after the occurrence of the event that results in such a dilution of its interest. If the Burillo Group does not exercise its put rights, we have a call right, after December 2008, to require the Burillo Group to sell to us its entire interest in Telefónica Móviles Mexico. In each such case, the purchase price will be determined based on a valuation of Telefónica Móviles Mexico performed pursuant to specified procedures at the time the related right is exercised, with a minimum purchase price in an amount based on the Burillo Group’s original investment of US$159.9 million in Telefónica Móviles Mexico, to which interest will be added, and from which any cash received by the Burillo Group will be deducted. If we are required to purchase the Burillo Group’s shares in Telefónica Móviles Mexico under its put right, or if we purchase the Burillo Group’s shares in Telefónica Móviles Mexico under our call right, we have agreed to pay a portion of the purchase price in cash equal to the aforementioned minimum purchase price. The remaining portion of the purchase price, if any, will be paid, at our choice, in cash, in our shares or a combination of the two.

In connection with the formation of Telefónica Móviles Mexico, we and the Burillo Group entered into a shareholders’ agreement that, in some circumstances, will grant the Burillo Group customary veto rights in

Telefónica Móviles Mexico for resolutions regarding conversion of class shares, declaration of bankruptcy, dissolution or liquidation of Telefónica Móviles Mexico, amendments of its by-laws giving effect to a diminution of the rights vested to the Burillo Group, and mergers or corporate reorganizations if the Burillo Group is not granted the right to maintain its percentage ownership in Telefónica Móviles Mexico. In addition, the Burillo Group will have the right to nominate the first non-executive Chairman of the Board of Directors of Telefónica Móviles Mexico and to appoint one or two out of the eleven members of the Board of Directors of Telefónica Móviles Mexico, depending on the Burillo Group’s percentage ownership of Telefónica Móviles Mexico.

Acquisition of TCO

On January 16, 2003 TCP entered into a Preliminary Stock Purchase Agreement with the Brazilian Company Fixcel to acquire up to 61.10% of the ordinary shares of TCO, which represents 20.37% of the total capital of TCO. On April 25, 2003, TCP finalized the acquisition. The purchase price was approximately reais 1.5 billion (approximately reais 19.49 per each lot of 1,000 shares acquired). As of the date of this annual report, TCP has paid reais 284.7 million of the total amount and the remaining will be paid in future installments. Please see “Item 5.B Liquidity and Capital Resources—Contractual Obligations and Commercial Commitments—Off-balance commitments.”

On May 25, 2003, in compliance with Brazilian legislation, TCP made a request to launch a tender offer, which is currently being reviewed by the CVM, for the voting shares of the minority shareholders of TCO for a price equal to 80% of the price paid to the controlling shareholders. The minority shareholders that tender their shares will be compensated pro rata, in the same manner as the controlling shareholders. After the acquisition and the tender offer, TCP expects to incorporate TCO’s shares and ADSs into TCP and de-list TCO’s shares.

D.    EXCHANGE CONTROLS

Exchange Controls and Other Limitations Affecting Security Holders

Foreign Investment and Exchange Control Regulations

In 1991, Spain adopted the European Union standards for free movement of capital and services. As a result, exchange controls and restrictions on foreign, i.e., non-Spanish, investments have generally been abolished.

Pursuant to Spanish Law 18/1992 on Foreign Investments (Ley 18/1992, de 1 de Julio) and Royal Decree 664/1999 (Real Decreto 664/1999, de 23 de Abril), foreign investors may freely invest in shares of Spanish companies, except in the case of specified strategic industries.

Shares in Spanish companies held by foreign investors must be reported to the Spanish Registry of Foreign Investments by the ADR depositary or relevant Iberclear member. When a foreign investor acquires shares that are subject to the reporting requirements of the Spanish National Securities Commission, notice must be given by the foreign investor directly to the Registry of Foreign Investment in addition to the notices of majority interests that must be sent to the company, the Spanish National Securities Commission and the applicable stock exchanges. This notice must be given through a bank or other financial institution duly registered with the Bank of Spain and the Spanish National Securities Commission or through bank accounts opened with any branch of such registered entities.

Investment by foreigners domiciled in tax haven jurisdictions, which are countries identified in Royal Decree 1080/1991 (Real Decreto 1080/1991, de 5 de Julio), is subject to special reporting requirements.

Foreign Ownership/Restrictions on Transfer of Ownership

Under the General Telecommunications Law, non-European Union individuals or entities cannot own, directly or indirectly, more than 25% of our assets or share capital, unless such ownership is permitted by authorization of the Spanish government, in cases of reciprocal treatment between Spain and a non-European Union country, or by specific agreement between Spain and a non-European Union country. Spain has ratified the Telecoms Annex to the General Agreement on Trade in Services, or GATS, so that specific authorization will not be required so long as direct or indirect control of 25% or more of our assets or share capital is owned by persons or entities domiciled in countries party to the Telecoms Annex to GATS.

Until 2007, the Spanish government holds approval rights for specified fundamental corporate transactions affecting us and our Spanish operating company. These approval rights, which are known as the “golden share,” were imposed on Telefónica, S.A. in January 1997 in the context of its privatization, and are applicable to Telefónica Móviles España and us through Telefónica, S.A.’s ownership of our shares. In our case, the transactions requiring Spanish government approval include, a voluntary dissolution, spin-off or merger, any transaction that would have the effect of decreasing Telefónica, S.A.’s interest in us or our interest in Telefónica Móviles España to less than 50%, any acquisition that would result in the acquiring entity owning 10% or more of our capital stock or that of Telefónica Móviles España, any sale, transfer or encumbrance of our material assets or any amendment to our by-laws relating to these provisions. These approval rights, which were adopted by several European governments in the context of the privatization of major national enterprises, are currently subject to challenge by the European Commission before the European Court of Justice. For further information, please see “Item 8.A Consolidated Statements and Other Financial Information—Legal Proceedings—European Court of Justice ruling on ‘golden shares’.”

Furthermore, in an effort to discourage significant cross-holdings in the telecommunications sector, persons or entities holding, directly or indirectly, 3% or more of the total share capital or voting rights of more than one of the top five wireless operators in Spain are not allowed to exercise their voting rights in excess of 3% in more than one of the top five wireless operators unless they have previously obtained authorization from the Commission for the Telecommunications Market. Similarly, managing more than one of the top five wireless operators is not permitted without prior authorization.

Dividend and Liquidation Rights

Payment of a final dividend is proposed by our board of directors but must be authorized by our shareholders at the general meeting of shareholders. According to Spanish law and our by-laws, dividends may only be paid out of profits or distributable reserves if the value of our net worth is not, and as a result of such distribution would not be, less than our capital stock. Pursuant to Spanish law, we are required to reserve 10% of our fiscal year net income until the amount in our legal reserve reaches 20% of our capital.

Dividends payable by us to non-residents of Spain are ordinarily subject to a Spanish withholding tax. See “Item 10.E Taxation.”

Upon a liquidation of us, our shareholders would be entitled to receive pro rata any assets remaining after the payment of our debts and taxes and expenses of the liquidation. Any change in the rights of shareholders to receive dividends and payment upon liquidation would require an amendment to our by-laws by resolution adopted by a general meeting of shareholders. If there were more than one class of shares, such amendment would also require the approval by majority vote of each class of shareholders affected by the amendment.

Trading in our own Shares

At December 31, 2002, we did not hold any shares of treasury stock. We may from time to time purchase shares in the secondary market subject to the restrictions described below.

The Spanish Corporations Law prohibits the purchase by us and our subsidiaries of shares in the secondary market except in the following limited circumstances:

such a purchase of shares must be authorized by a general meeting of shareholders and, in the case of a purchase of shares by a subsidiary, also by a general meeting of shareholders of the subsidiary;

the shares so purchased have no economic or voting rights while held by us, except for the right to obtain fully paid-up shares issued by our company, and have no voting rights while held by its subsidiaries;

the purchaser must create reserves equal to the purchase price of any shares that are purchased and, if a subsidiary is the acquirer, the reserve must also be recorded by the parent company; and

the total number of treasury shares held by us and our subsidiaries may not exceed 5% of our total capital.

Any acquisition of our own shares exceeding, or that causes us and our subsidiaries’ holdings to exceed, 1% of our share capital must be reported to the CNMV. At our general shareholders’ meeting on April 4, 2002, our shareholders authorized our board of directors to acquire up to 5% of our share capital. This authorization is valid for 18 months from the date of such authorization.

E.    TAXATION

The following is a general summary of certain material Spanish and United States federal income tax consequences to U.S. Holders (as defined below) of the ownership and disposition of our shares or ADSs. This summary is based upon United States tax laws, including the United States Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed Treasury Regulations, rulings, judicial decisions, administrative pronouncements, Spanish tax law, and the Convention Between the United States of America and the Kingdom of Spain for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Taxes on Income, signed February 22, 1990 (the “Treaty”), all as currently in effect, and all of which are subject to change or changes in interpretation, possibly with retroactive effect. In addition, the summary is based in part on representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement or any other related document pursuant to which the ADSs have been issued will be performed in accordance with its terms.

As used herein, the term “U.S. Holder” means a beneficial owner of one or more of our shares or ADSs:

(a)	who is one of the following:

(i)	a citizen or individual resident of the United States for U.S. federal income tax purposes,

(ii)	a corporation or certain other entities created or organized in or under the laws of the United States or any state thereof (including the District of Columbia),

(iii)	an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or

(iv)	a trust if a U.S. court can exercise primary supervision over the administration of the trust and one or more U.S. persons are authorized to control all substantial decisions of the trust;

(b)	who is entitled to the benefits of the Treaty under the Limitation on Benefits provisions contained in the Treaty;

(c)	who holds the shares or ADSs as capital assets;

(d)	who owns, directly, indirectly or by attribution, less than 10% of our share capital or voting stock; and

(e)	whose holding is not effectively connected with (1) a permanent establishment in Spain through which such U.S. Holder carries on or has carried on a business, or (2) a fixed base in Spain from which such U.S. Holder performs or has performed independent personal services.

This summary does not address the tax considerations that may apply to holders that are subject to special tax rules, including U.S. expatriates, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, investors holding the shares or ADSs as part of a straddle, hedging or conversion transaction, persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation, or persons whose functional currency is not the U.S. dollar. Such holders may be subject to U.S. federal income tax consequences different from those set forth below.

If a partnership holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner in a partnership that holds shares or ADSs, the Holder is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of the shares or ADSs.

For purposes of the Treaty and U.S. federal income tax, U.S. Holders of American Depositary Receipts (“ADRs”) will be treated as owners of the ADSs evidenced thereby and the shares represented by such ADSs.

Holders of shares or ADSs should consult their own tax advisors concerning the specific Spanish and U.S. federal, state and local tax consequences of the ownership and disposition of shares or ADSs in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction. In particular, U.S. Holders are urged to consult their own tax advisors concerning whether they are eligible for benefits under the Treaty.

Spanish Tax Considerations

Taxation of Dividends

Under Spanish law, dividends paid by a Spanish resident company to a holder of shares or ADSs not residing in Spain for tax purposes and not operating through a permanent establishment in Spain are subject to an income tax withheld at source on the gross amount of dividends at a 15% tax rate for dividend distributions made after January 2003, which is the same rate applicable to U.S. holders under the Treaty. In 2001, and 2002, the applicable withholding rate was 18%.

On June 18, 2003 we made a special distribution of €0.175 per share consisting of a distribution of paid-in surplus. Under Spanish law, this type of distribution is subject to special tax treatment. In general, the amount of the distribution received in cash or in kind is not taxable under Spanish income tax law but instead reduces the acquisition cost of the shares or ADSs for Spanish tax purposes (i.e. in the event of a subsequent sale or disposition of the shares or ADSs, the amount of gain realized will be higher). However, if the amount of the distribution received in cash or in kind is greater than the holder’s adjusted acquisition cost for the shares or ADSs, then the amount by which the distribution exceeds the holder’s adjusted acquisition cost generally will be subject to tax in Spain (i) at the tax rate applicable to dividends for holders of shares or ADSs resident in Spain for tax purposes or operating through a permanent establishment in Spain, and (ii) at a 15% tax rate for holders of shares or ADSs not resident in Spain for tax purposes and not operating through a permanent establishment in Spain. If the amount of the distribution exceeds the adjusted acquisition cost of a U.S. Holder for the shares or ADSs, that U.S. Holder (not operating through a permanent establishment) may be subject to tax on the excess at 15% and be required to file a Spanish Form 210 within one month of this distribution. No amount will be withheld by us in respect of Spanish taxes on this distribution.

Taxation of Capital Gains

Under Spanish law, any capital gains derived from securities issued by residents of Spain for tax purposes are considered to be Spanish source income and, therefore, are taxable in Spain. Spanish income tax is generally levied at a 35% tax rate on capital gains of nonresidents of Spain who are not entitled to the benefit of any applicable treaty for the avoidance of double taxation and who do not operate through a fixed base or a permanent establishment in Spain. For 2002, Spanish income tax will be levied at an 18% tax rate and for 2003 at a 15% tax rate on capital gains if such gains are derived from the transfer or refund of shares and investments in “collective investment schemes” such as investment companies or investment funds.

Capital gains realized by U.S. Holders arising from the disposition of shares or ADSs will not be taxed in Spain provided that the seller has not maintained a direct or indirect holding of 25% or more in our capital during the twelve months preceding the disposition of the stock. U.S. Holders may be required to establish that they are entitled to this exemption by providing to the relevant Spanish tax authorities a certificate of residence on IRS Form 6166 or successor form from the IRS stating that to the best knowledge of the IRS such Holder is a United States resident within the meaning of the Treaty, the request for which must include a signed statement declaring, under penalties of perjury that the applicant was or will be a resident of the United States for the period for which the treaty benefit is claimed, together with Spanish Form 210 that must be filed within one month from the date in which the capital gain is realized.

Spanish Wealth Tax

Individuals who hold shares or ADSs located in Spain are subject to the Spanish Wealth Tax (Impuesto sobre el Patrimonio) (Spanish Law 19/1991), which imposes tax on property located in Spain on the last day of any year. Shares or ADSs located outside of Spain are not subject to the Spanish Wealth Tax. However, the Spanish tax authorities may argue that all shares of Spanish corporations and all ADSs representing such shares are located in Spain for Spanish tax purposes. If such a view were to prevail, nonresidents of Spain who held such shares or ADSs on the last day of any year would be subject to the Spanish Wealth Tax for such year at marginal rates varying between 0.2% and 2.5% of the average market value of such shares or ADSs during the last quarter of such year, as published by the Spanish Ministry of Economic Affairs. Nonresidents of Spain should consult their tax advisors with respect to the Spanish Wealth Tax.

Spanish Inheritance and Gift Taxes

Transfers of shares or ADSs on death and by gift are subject to Spanish inheritance and gift taxes (Impuesto sobre Sucesiones y Donaciones), respectively, if the transferee is a resident of Spain for tax purposes, or if the shares or ADSs are located in Spain at the time of death, regardless of the residence of the beneficiary. However, the Spanish tax authorities may seek to tax inheritances or gifts of shares or ADSs independently of the place of residence of the beneficiary. The applicable tax rate, after applying all relevant factors, ranges from between 0% and 81.6% for individuals. Gifts of shares granted to corporations are subject to corporate tax which is generally levied at the rate of 35%.

Expenses of Transfer

Transfers of shares or ADSs will be exempt from any transfer tax (Impuesto sobre Transmisiones Patrimoniales) or value-added tax. Additionally, no stamp tax will be levied on such transfers.

United States Federal Income Tax Considerations

Taxation of Dividends

The gross amount of any distributions (including the amount of any Spanish taxes withheld) paid to a U.S. Holder will be taxable as a dividend to the U.S. Holder for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in the shares or ADSs (thereby increasing the amount of any gain or decreasing the amount of any loss realized on the subsequent sale of such shares or ADSs), and to the extent in excess of such tax basis, will be treated as a gain from a sale or exchange of such shares or ADSs. Dividends paid by us will not be eligible for the dividends received deduction.

The amount of any distribution paid in euros, including the amount of any Spanish taxes withheld therefrom, will be included in the gross income of a U.S. Holder of shares in an amount equal to the U.S. dollar value of the euros calculated by reference to the spot rate in effect on the date of receipt (by a U.S. Holder, in the case of shares, or by the ADS Depositary, in the case of ADSs), regardless of whether the euros are converted into U.S. dollars. If the euros are converted into U.S. dollars on the date of receipt, a U.S. Holder of shares generally will not be required to recognize foreign currency gain or loss in respect of the distribution. If the euros received in the distribution are not converted into U.S. dollars on the date of receipt, a U.S. Holder of shares will have a basis in the euros equal to its U.S. dollar value on the date of receipt. Any gain or loss recognized upon a subsequent conversion or other disposition of the euros will be treated as U.S. source ordinary income or loss. In the case of a U.S. Holder of ADSs, the amount of any distribution paid in euros generally will be converted into U.S. dollars by the ADS Depositary upon its receipt. Accordingly, a U.S. Holder of ADSs generally will not be required to recognize any foreign currency gain or loss in respect of the distribution.

On June 18, 2003 we paid a special distribution of €0.175 per share on all outstanding shares and ADSs. U.S. Holders generally will not be subject to Spanish tax or withholding on the distribution. However, if the amount of the distribution exceeds the U.S. Holder’s acquisition cost of the shares or ADSs, the U.S. Holder may be subject to Spanish tax on this excess. See “Spanish Tax Considerations—Taxation of Dividends.” For U.S. federal income tax this distribution will be treated as a dividend and will be subject to the tax treatment described above (despite the fact that it may not be treated as a dividend for Spanish tax purposes). U.S. Holders who are individuals may benefit from the reduced tax rates applicable to “qualified dividend income” pursuant to the recent U.S. tax legislation discussed below. However, “qualified dividend income” status is subject to a number of determinations, some of which cannot be made until the close of the 2003 tax year and some of which will require clarification of existing provisions in the law. If we determine that this dividend will not qualify as “qualified dividend income” for U.S. federal income tax purposes, we will notify shareholders accordingly.

Effect of Spanish Withholding Taxes

As discussed above under “Spanish Tax Considerations,” under current law, payments of dividends (other than the special distribution paid on June 18, 2003) on the shares or ADSs to non-Spanish investors (including U.S. Holders) generally are subject to Spanish withholding taxes. For U.S. federal income tax purposes, U.S. Holders will be treated as having received the gross amount of any dividend paid, including any Spanish taxes withheld therefrom, and then as having paid over the withheld taxes to the Spanish taxing authorities. As a result of this rule, the amount of dividend income included in gross income for U.S. federal income tax purposes by a U.S. Holder may be greater than the amount of cash the U.S. Holder actually received.

Subject to limitations and restrictions, a U.S. Holder generally will be entitled to a credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for Spanish income taxes withheld. Dividends paid with respect to shares or ADSs will generally constitute foreign source “passive” income or, in the case of certain holders, “financial services” income for foreign tax credit purposes. The rules governing the foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit in their particular circumstances. In lieu of a credit, a U.S. Holder may claim a deduction for any Spanish taxes withheld that are not refundable to it by the Spanish tax authorities. The deduction for foreign taxes paid is only available for taxable years in which the U.S. Holder does not choose to benefit from the foreign tax credit with respect to any foreign taxes.

The United States Treasury has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of ADSs. Accordingly, the analysis of the creditability of Spanish withholding taxes could be affected by future actions that may be taken by the United States Treasury.

Taxation of Capital Gains

In general, upon a sale, exchange or other disposition of shares or ADSs, a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition, and the U.S. Holder’s adjusted tax basis in the shares or ADSs. Such gain or loss will be U.S. source gain or loss, and will be treated as long-term capital gain or loss if the U.S. Holder’s holding period of the shares or ADSs exceeds one year. If the U.S. Holder is an individual, any capital gain generally will be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

The deposit or withdrawal of shares in exchange for ADSs by a U.S. Holder under the Deposit Agreement will not be subject to U.S. federal income tax.

Under the Treaty, gains on the sale or other disposition of the shares or ADSs by a U.S. Holder will not be subject to Spanish tax as long as the gain is not attributable to a permanent establishment in Spain, the Holder has not, at any time during the 12-month period before the disposition, held, directly or indirectly, 25% or more of the of the capital of the Company and if the Holder provides the relevant Spanish tax authorities with an IRS certificate of U.S. tax residence on IRS Form 6166 and Spanish Form 210 that must be filed within one month from the date in which the capital gain is realized, as described above. Special rules apply to individuals who are residents of more than one country.

Recent U.S. Tax Law Changes Applicable to Individuals

Recent U.S. tax legislation generally has reduced the rates of tax payable by individuals (as well as certain trusts and estates) on many items of income. Under the Jobs and Growth Tax Relief Reconciliation Act of 2003 (the “2003 Act”), the marginal tax rates applicable to ordinary income generally have been lowered effective January 1, 2003. Furthermore, “qualified dividend income” received by individuals in taxable years beginning after December 31, 2002 and beginning before January 1, 2009, generally will be taxed at a maximum U.S. federal rate of 15% (rather than the higher rates of tax generally applicable to items of ordinary income). For this purpose, “qualified dividend income” generally includes dividends paid on shares in U.S. corporations as well as dividends paid on shares in certain non-U.S. corporations if, among other things, (i) the shares of the non-U.S. corporation (including ADRs backed by such shares) are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the United States which contains an exchange of information program (qualifying treaties are to be identified by the Secretary of the U.S. Treasury Department). We currently anticipate that dividends paid by us with respect to our shares and ADSs should constitute “qualified dividend income” for U.S. federal income tax purposes and that U.S. holders who are individuals should be entitled to the reduced rates of tax, as applicable. However, the precise extent to which dividends paid by non-U.S. corporations will constitute “qualified dividend income” and the effect of such status on the ability of a taxpayer to utilize associated foreign tax credits is not entirely clear at present. It is anticipated that there will be administrative pronouncements concerning these provisions in the future. In the meantime, investors are urged to consult their own tax advisors regarding the impact of the provisions of the 2003 Act on their own particular situations. Finally, for capital assets held for over one year and sold or exchanged on or after May 6, 2003 but in taxable years beginning before January 1, 2009, the maximum applicable U.S. federal rate of tax generally will be 15% (rather than the higher rates of tax generally applicable to items of ordinary income).

Passive Foreign Investment Company Rules

We believe that we have not been, are not, and are not likely to become a “passive foreign investment company” (“PFIC”) for United States federal income tax purposes. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, there is no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder held shares or ADSs, certain adverse consequences could apply to the U.S. Holder.

If we are treated as a PFIC for any taxable year, gains recognized by such U.S. Holder on a sale or other disposition of the shares or ADSs would be allocated ratably over the U.S. Holder’s holding period for the shares or ADSs. The amount allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. In addition, any distribution in respect of shares or ADSs in excess of 125% of the average of the annual distributions on shares or ADSs received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available to U.S. Holders that may mitigate some of the adverse consequences resulting from PFIC status. However, regardless of whether such elections are made, dividends paid by a PFIC would not be “qualified dividend income” for purposes of the 2003 Act and would be taxed at the higher rate applicable to other items of ordinary income.

U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of shares or ADSs in the Company.

U.S. Information Reporting and Backup Withholding

Dividend payments with respect to shares or ADSs and proceeds from the sale, exchange or redemption of shares or ADSs may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply to a Holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must provide such certification on a duly completed Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. holders generally will not be subject to U.S. information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status (generally on Internal Revenue Service Form W-8BEN) in connection with payments received in the United States or through certain U.S.–related financial intermediaries.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

F.    DIVIDENDS AND PAYING AGENTS

Not applicable.

G.    STATEMENTS BY EXPERTS

Not applicable.

H.    DOCUMENTS ON DISPLAY

Where You Can Find More Information

We file annual reports on Form 20-F and furnish periodic reports on Form 6-K to the SEC. You may read and copy any of these reports at the SEC’s public reference rooms in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

Our SEC filings are also available to the public from commercial document retrieval services. Some of our SEC filings are also available at the website maintained by the SEC at “http://www.sec.gov.”

Our ADSs are listed on the NYSE under the symbol “TEM.” Our ordinary shares are listed on the Madrid, Barcelona, Bilbao and Valencia stock exchanges, and the Automated Quotation System of the Spanish stock exchanges under the symbol “TEM.” You may inspect any periodic reports and other information filed with the SEC by us at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

As a foreign private issuer, we are exempt from the rules under the Exchange Act which prescribe the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.

We are subject to the informational requirements of the Spanish National Securities Commission and the Spanish stock exchanges and file reports and other information relating to our business, financial condition and other matters with the Spanish National Securities Commission and the Spanish stock exchanges. You may read such reports, statements and other information (including the annual and biannual financial statements) at the public reference facilities maintained in Madrid, as well as through our website at “http://www.telefonicamoviles.com.” Some of our filings with the Spanish National Securities Commission are also available at the website maintained by the Spanish securities commission at “http://www.cnmv.es.”

I.    SUBSIDIARY INFORMATION

Not applicable.

Item 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various types of market risk in the normal course of our business, including the impact of changes in interest rates, and foreign currency exchange rates. We actively manage interest rate risk and foreign currency exchange rate risk, in part with financial derivatives. All of our financial derivative transactions are entered into for hedging purposes. However, we are required to classify some of our exchange rate swaps contracts as held for trading purposes if these financial derivatives are being used to hedge expected future income from foreign subsidiaries. Instruments that are classified for accounting purposes as trading (not material in 2002) are carried on the books at market prices, and gains or losses arising therefrom are recorded immediately in the income statement as financial revenue or expense, as appropriate.

All other financial derivatives we held at December 31, 2002, were classified as hedges under Spanish GAAP. Gains or losses on these instruments are recorded as adjustments to the underlying transactions. Our counterparties in our financial derivatives transactions are Telefónica S.A. and financial institutions.

Interest rate risk

We use several derivative strategies, including swaps to manage our exposure to interest rate fluctuations. Giving effect to these derivative transactions, at December 31, 2002 approximately 63% of our long-term debt portfolio bore interest at a variable rate. Our floating rate debt portfolio is principally subject to fluctuations in the London Interbank Offered Rate (particularly for the U.S. dollar LIBOR), the European Interbank Offered Rate (EURIBOR) and the Brazilian Selic, Brazil’s prime rate. We estimate that each increase of 100 basis points, or 1.0%, in the weighted average interest rate per year for our floating-rate debt portfolio at December 31, 2002 and for that portion of our fixed-rate debt portfolio at that date maturing in the succeeding twelve months (i.e., through December 31, 2003) would have resulted in a decrease in net income for 2002 of approximately €65 million.

Exchange rate risk

The exchange rate risk to which we are exposed derives principally from (1) our long-term debt portfolio that is denominated in (or swapped into) currencies other than the euro and (2) the fact that we conduct a substantial amount of business in, and have substantial investments in, countries outside of Spain, principally Latin American countries. We hedge our debt-related exchange rate exposure to the extent that we consider necessary and hedges are commercially available. From time to time we hedge our exchange rate exposure arising from attributed net income from our non-Spanish subsidiaries (not material in 2002). We use swaps, options and exchange rate forward contracts to manage our exposure to exchange rate fluctuations. Giving effect to these derivative transactions, we were exposed to foreign currency fluctuations on approximately 20% of our long-term debt at December 31. The potential immediate loss we would have incurred from a hypothetical 10% adverse change in foreign currency exchange rates was approximately €82 million at December 31, 2002. In the event of this hypothetical change in exchange rates, our cost of financing would increase in proportion to the change. This assumes an unfavorable 10% fluctuation in all of the exchange rates affecting all the foreign currencies in which our indebtedness is denominated. Because consistently and simultaneously unfavorable movements in all relevant exchange rates are unlikely, this assumption may overstate the effect of exchange rate fluctuations on our results of operations.

Tabular description of market rate sensitive instruments

The tables below describe the financial instruments bearing interest or exchange rate risk for the companies consolidated in the Telefónica Móviles Group.

The tables below have been prepared as follows:

•	The debt obligations are ordered according to their final characteristics and taking into account the effect of the associated derivative instruments. They are classified according to the currency in which they are denominated, within the following categories:

➢	Euro (EUR)

➢	U.S. dollar (USD)

➢	Latin American currencies (ARS Argentinean Pesos; BRL Brazilian reais, PEN Peruvian Pesos; MXN: Mexican Pesos; GTQ: Guatemalan Queztals)

➢	Moroccan dirham (MAD)

•	Each such group is further divided into:

➢	Floating rate interest

➢	Fixed rate interest

•	Each column shows the notional amount of each debt obligation maturing in the year indicated at the top of the column through a five-year period. The notional amount outstanding after such five-year period is shown in the next column. The column “Total” is the sum of the notional amounts.

•	Notional amounts do not include accrued interest.

The fair value columns show the value for (1) the underlying debt (net present value), (2) the derivatives linked to the underlying debt (Black & Sholes Model for the options and net present value for the others) and (3) the total (the sum of the two previous values).

MARKET RISK SENSITIVE INSTRUMENTS

TELEFÓNICA MÓVILES GROUP

	MATURITY DATES							FAIR VALUE (EUR Mo)
	2003	2004	2005	2006	2007	Thereafter	TOTAL	Underlying Debt	Associated Derivatives	TOTAL
EURO	(354)	1,367	1,970	715	1,108	397	5,203	4,992	537	5,529

Floating Rate	(563)	1,342	292	472	922	185	2,650	2,520	401	2,922
Spread—Ref Euribor	(0.55)%	0.88%	0.17%	0.20%	1.47%	(1.19)%	1.05%
Fixed Rate	209	26	1,678	243	186	211	2,553	2,472	136	2,608
Interest Rate	2.94%	4.98%	5.63%	5.67%	6.23%	6.27%	5.50%

AMERICA	370	354	316	39	322	339	1,739	2,598	(732)	1,866

Instruments in USD	(65)	(27)	114	(109)	226	326	464	2,458	(1,838)	620
Floating Rate	36	165	(160)	(43)	147	217	362	1,672	(1,269)	403
Spread	9.35%	2.96%	(1.49)%	(5.02)%	0.40%	0.19%	3.79%
Fixed Rate	(101)	(192)	273	(67)	80	109	102	786	(569)	217
Interest Rate	(2.53)%	3.25%	4.77%	0.60%	8.28%	5.95%	21.63%
Instruments in ARS	(8)	—	—	—	—	—	(8)	(8)	—	(8)
Floating Rate	(9)	—	—	—	—	—	(9)	(9)	—	(9)
Spread	—	—	—	—	—	—	—
Fixed Rate	1	—	—	—	—	—	1	1	—	1
Interest Rate	8.23%	—	—	—	—	—	8.23%
Instruments in BRL	316	371	33	25	16	13	774	131	620	750
Floating Rate	209	371	33	25	16	13	667	131	502	633
Spread	—	—	—	—	—	—	—
Fixed Rate	107	—	—	—	—	—	107	—	118	118
Interest Rate	21.70%	—	—	—	—	—	21.70%
Instruments in PEN	112	—	—	—	—	—	112	—	112	112
Floating Rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed Rate	112	—	—	—	—	—	112	—	112	112
Interest Rate	2.06%	—	—	—	—	—	2.06%
Instruments in MXN	16	—	169	123	79	—	387	9	374	384
Floating Rate	13	—	155	123	79	—	371	—	337	337
Spread	—	—	(0.31)%	(0.64)%	(0.82)%	—	(0.51)%
Fixed Rate	3	—	14	—	—	—	16	9	37	46
Interest Rate	12.02%	—	9.79%	—	—	—	10.14%
Instruments in GTQ	—	10	—	—	—	—	10	8	—	8
Floating Rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed Rate	—	10	—	—	—	—	10	8	—	8
Interest Rate	—	11.25%	—	—	—	—	11.25%

AFRICA	33	—	—	—	—	—	33	—	35	35

Instruments in MAD	33	—	—	—	—	—	33	—	35	35
Floating Rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed Rate	33	—	—	—	—	—	33	—	35	35
Interest Rate	13.90%	—	—	—	—	—	13.90%

TOTAL	49	1,721	2,285	753	1,430	736	6,974	7,590	(160)	7,430

EXCHANGE RATE OPTIONS	—							—	39	39

All	amounts expressed in millions of euros, except for interest rates

	Instruments Outstanding at December 31, 2001 Maturity Dates							Fair Value
	2002	2003	2004	2005	2006	Thereafter	Total	Underlying Debt	Associated Derivatives	Total
	(millions of euros, except for interest rates)
Instruments in Euro
Floating Rate	(5,333)	(136)	(56)	(106)	(457)	(262)	(6,350)	(5,389)	(1,015)	(6,403)
Spread-Reference MIBOR	0.39%	0.32%	0.13%	0.48%	0.33%	0.87%	0.33%
Fixed Rate	(117)	(82)	(318)	(162)	(4)	(320)	(1,003)	(786)	(285)	(1,071)
Interest Rate	9.63%	6.00%	4.05%	6.16%	5.59%	7.00%	6.15%
Instruments in CHF
Floating Rate	(42)						(42)	(42)		(42)
Spread (%CDI)	0.70%						0.70%
Instruments in USD
Floating Rate	(923)	(77)	(65)	251	28	382	(906)	(2,033)	1,069	(964)
Spread	2.71%	2.50%	2.40%	0.62%	7.41%	0.11%	3.13%
Fixed Rate	104	83	411	53	8	49	709	(148)	967	819
Interest Rate	5.62%	8.10%	5.27%	13.30%	13.00%	13.57%	5.27%
Instruments in Argentine pesos
Fixed Rate	(51)						(51)		(45)	(45)
Interest Rate
Instruments in Peruvian nuevo soles
Floating Rate	(93)						(93)		(92)	(92)
Spread
Instruments in Brazilian reais
Floating Rate	(15)	(111)	(120)	(60)	(8)	(40)	(354)	68	(478)	(410)
Spread (%CDI)	99.85%	100.00%	99.79%	100.00%	100.00%	100.00%	99.92%
Instruments in Mexican pesos
Fixed Rate	(8)						(8)	(8)		(8)
Interest Rate	8.51%						8.51%
Instruments in Guatemalan quetzales
Fixed Rate			(11)				(11)	(11)		(11)
Interest Rate			13.88%				13.88%
Instruments in Moroccan dirham
Fixed Rate	(34)						(34)		(35)	(35)
Interest Rate	10.35%						10.35%

*	Rate equals 8% of CDI.

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15.	CONTROLS AND PROCEDURES

Our Chairman and Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of the Group’s disclosure controls and procedures (as defined in U.S. Exchange Act Rules 13a-14(c)) within 90 days of the date of this Form 20-F, have concluded that, as of such date, the Group’s disclosure controls and procedures were effective to ensure that material information relating to the Group was made known to them by others within the Group particularly during the period in which this Form 20-F was being prepared.

There were no significant changes in the Group’s internal controls or in other factors that could significantly affect these controls subsequent to the date our Chairman and Chief Executive Officer and our Chief Financial Officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in the Group’s internal controls requiring corrective actions.

Item 16.	RESERVED

PART III

Item 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

Item 18.	FINANCIAL STATEMENTS

The following financial statements are filed as part of this Form 20-F:

Item 19.	EXHIBITS

Exhibit Number

1.1	Amended and Restated Articles of Association (English translation).

4.1	Contribution Agreement dated as of April 26, 2002 among Telefónica Móviles, S.A., Don Alejándro Burillo Azcáraga, Doña Carmela Azcáraga Milmo, Scotiabank Inverlat S.A. Institución de Banca Múltiple Grupo Financiero Scotiabank Inverlat.*†

4.2	Stock Purchase Agreement dated as of April 26, 2002 among Telefónica Móviles, S.A., Pegaso Telecomunicaciones, S.A. de C.V., Pegaso Comunicaciones y Sistemas, S.A. de C.V., Pegaso PCS, S.A. de C.V., Pegaso Finanzas, S.A. de C.V., Pegaso Finco I, S.A. de C.V., Pegaso Recursos Humanos, S.A. de C.V., Don Alejándro Burillo Azcáraga, Doña Carmela Azcáraga Milmo, Scotiabank Inverlat S.A. Institución de Banca Múltiple Grupo Financiero Scotiabank Inverlat, Leap PCS Mexico, Inc., Leap Wireless International, Inc., International Equity Investments, Inc., NI Media Equity, LLC, Laif X SPRL, Qualcomm Incorporated, Sprint Mexico, Inc., Sprint Corporation, Alacatel, and Telefonaktiebolaget LM Ericsson (PUBL).*

4.3	Shareholders Agreement dated as of October 17, 2002 among Telefónica Móviles, S.A., Portugal Telecom, SPGS, S.A., PT Móveis, SGPS, S.A., and Brasilcel B.V.†

4.4	Subscription Agreement dated as of October 17, 2002 among Telefónica Móviles, S.A., Portugal Telecom, SPGS, S.A., PT Móveis, SGPS, S.A., and Brasilcel B.V.†

8.1	For a list of subsidiaries, see note 1 to our combined financial statements.

10.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference to Telefónica Móviles S.A.’s annual report on Form 20-F for 2001.
†	Confidential material appearing in this document has been omitted and filed separately with the Securities and Exchange Commission in accordance with the Securities Exchange Act of 1934, as amended, and Rule 24b-2 promulgated thereunder. Omitted information has been marked through.

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Telefónica Móviles, S.A.:

We have audited the accompanying combined balance sheets of Telefónica Móviles, S.A. and The Telefónica Group Companies comprising the Telefónica Móviles Group as of December 31, 2002 and 2001, and the related combined statements of operations for the years then ended. These combined financial statements are the responsibility of the controlling Company’s Directors. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material aspects, the financial position of Telefónica Móviles, S.A. and The Telefónica Group Companies composing the Telefónica Móviles Group as of December 31, 2002 and 2001, and the results of their operations and the funds obtained and applied by them for the years then ended in conformity with accounting principles generally accepted in Spain.

In the 2002 combined financial statements of the Telefónica Móviles Group an accumulated loss of €394 million was recorded under the “Stockholders’ Equity” caption and a loss of €37 million was recorded in the statement of operations due mainly to the devaluation of the Argentine peso with respect to the U.S. dollar and the euro. After recording these effects for accounting purposes, the net investment of the Telefónica Móviles Group in Argentina amounted to €122 million as of December 31, 2002. The Parent Company’s directors consider this amount to be recoverable based on the most recent business plans prepared by them (see Note 2-e).

Also, based on the results of the review of the business plans and on the conclusions of reports of third parties prepared at the request of the Board of Directors of Telefónica Móviles, S.A., the Parent Company’s directors have notified their decision to temporarily suspend and restructure the business activities in Germany, Italy, Switzerland and Austria, and recorded in 2002 the related accounting write-downs. These write-downs, which are described in Note 1, amount to €5,050 million in the combined statement of operations.

Accounting principles generally accepted in Spain vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the two years in the period ended December 31, 2002 and the determination of stockholders’ equity and financial position as of December 31, 2002 and 2001, to the extent summarized in Note 20.

Deloitte & Touche España, S.L.

Madrid — Spain, February 19, 2003, except for note 20 as to which the date is May 14, 2003

INDEPENDENT AUDITOR´S REPORT

To the Shareholders of Telefónica Móviles, S.A.:

We have audited the accompanying combined statement of income and the notes referred to of Telefónica Móviles, S.A. and the Telefónica Companies comprising the Telefónica Móviles Group detailed in Note 1 for the year ended December 31, 2000. The preparation of the combined statement of income and the notes referred to above is the responsibility of Group´s directors. Our responsibility is to express an opinion on the combined financial statement taken as a whole based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the combined statement of income and the notes referred to above present fairly, in all material aspects, the results of operations of The Telefónica Móviles Group for the year ended December 31, 2000 and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with accounting principles generally accepted in Spain which were applied on a basis consistent with that of the preceding years.

Accounting practices used by the Telefónica Móviles Group in preparing the combined statement of income referred to above conform with Spanish GAAP, but do not conform with accounting principles generally accepted in the United States. A description of these differences and a reconciliation of combined net income as of December 31, 2000 to U.S. generally accepted accounting principles, is set forth in Note 20 to the accompanying consolidated financial statements.

Arthur Andersen y Cía, S. Com

(A member firm of Andersen Worldwide until April 1, 2002)

Madrid — Spain, March 14, 2002

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Combined Balance Sheets as of December 31, 2001 and 2002 and the Related Combined Statements of Operations, Cash Flows and Changes in Shareholders’ Equity for the Years Ended December 31, 2000, 2001 and 2002

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising the

Telefónica Móviles Group

Combined Balance Sheets as of December 31, 2001 and 2002

Assets	12/31/01	12/31/02
	Thousands of Euros
Start-up expenses	452,989	371,840
Intangible assets (net) (Note 5)	10,827,582	2,295,227
Property, plant and equipment (net) (Note 6)	5,244,414	4,661,729
Long-term financial investments:
Investments in associated companies (Note 7.a)	1,132,968	1,082,845
Other investments (Note 7.b)	8,120	6,986
Other financial investments	161,792	307,887
Loans to Telefónica Group companies (Note 11)	103,488	1,673,313
Prepaid taxes (Note 13.a)	268,863	1,136,488
Provisions	(1,779)	(1,354)

	1,673,452	4,206,165
Goodwill (Note 8)	1,111,812	1,564,874
Deferred charges	34,360	24,816
Current assets:
Inventories	217,014	142,015
Accounts receivable:
Customer receivables	1,524,473	1,458,473
Receivable from Telefónica Group companies (Note 11)	579,231	270,561
Tax receivables (Note 13.b)	377,724	208,186
Other accounts receivable	50,539	43,693
Allowance for bad debts	(360,144)	(325,891)

	2,171,823	1,655,022
Short-term financial investments:
Loans to Telefónica Group companies (Note 11)	2,950,987	1,070,902
Other short-term investments	125,185	80,406

	3,076,172	1,151,308
Cash	71,412	120,546
Prepaid expenses and other current assets	33,056	38,172

	5,569,477	3,107,063

Total assets	24,914,086	16,231,714

The accompanying Notes 1 to 20 are an integral part of these combined balance sheets.

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising the

Telefónica Móviles Group

Combined Balance Sheets as of December 31, 2001 and 2002

Liabilities and Shareholders’ Equity	12/31/01	12/31/02
	Thousands of Euros
Shareholders’ equity (Note 9)	7,488,652	3,247,583
Minority interests (Note 10)	1,198,328	(14,417)
Deferred revenues:
Capital subsidies	733	378
Accrual of investment tax credits (Note 13.d)	24,864	20,175
Other deferred revenues (Note 4.o)	8,991	1,219

	34,588	21,772
Provisions for contingencies and expenses (Note 4.k)	30,682	2,116,268
Long-term liabilities:
Security issues	—	699,469
Payable to banks and other financial institutions (Note 12)	396,878	488,470
Payable to Telefónica Group companies (Note 11)	1,872,922	6,025,877
Other liabilities (4.l)	3,009,538	19,407
Deferred taxes (Note 13.a)	120,623	58,505

	5,399,961	7,291,728
Current liabilities:
Security issues:
Short-term marketable debt securities	106,517	1,415
Payable to banks and other financial institutions:
Loans and other accounts payable (Note 12)	378,764	466,306
Interest payable	12,567	11,762

	391,331	478,068
Payable to Telefónica Group companies (Note 11)	7,538,351	777,007
Accounts payable to trade creditors	1,994,314	1,654,191
Accrued taxes payable (Note 13.b)	450,609	362,944
Other non-trade payables	221,731	194,468
Accrued expenses and other liabilities (Note 4.o)	59,022	100,687

	10,761,875	3,568,780

Total liabilities and shareholders’ equity	24,914,086	16,231,714

The accompanying Notes 1 to 20 are an integral part of these combined balance sheets.

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising the

Telefónica Móviles Group

Combined Statements of Operations for the Years Ended

December 31, 2000, 2001 and 2002

	12/31/00	12/31/01	12/31/02
	Thousands of Euros
Wireless communication services	5,810,573	7,701,725	7,946,714
Sales of handsets and accessories	325,905	588,343	960,052
Other services	240,771	120,996	233,069

Net revenues from operations	6,377,249	8,411,064	9,139,835
Other revenues	110,622	147,747	91,070
Services and goods purchased	(1,559,181)	(1,862,117)	(2,406,039)
External services and local taxes	(2,277,186)	(2,603,758)	(2,412,370)
Personnel expenses (Note 14.a)	(270,696)	(533,831)	(546,381)
Depreciation and amortization (Notes 5 and 6)	(871,137)	(1,258,159)	(1,316,406)
Change in operating provisions	(129,284)	(225,416)	(130,245)

Total operating expenses	(5,107,484)	(6,483,281)	(6,811,441)

Operating income	1,380,387	2,075,530	2,419,464

Amortization of goodwill (Note 8)	(26,420)	(53,802)	(87,096)
Losses of associated companies (Note 14.c)	(94,701)	(119,193)	(159,477)
Financial expense (Notes 11, 12, 14.b and 17)	(304,471)	(714,869)	(921,983)
Financial income (Notes 11, 12, 14.b and 17)	109,607	386,810	605,787

Income from ordinary activities	1,064,402	1,574,476	1,856,695
Extraordinary income (expense) (Note 14.d)	(51,241)	(100,705)	(12,075,902)

Income before tax and minority interests	1,013,161	1,473,771	(10,219,207)
Corporate income tax (Note 13.c)	(347,872)	(628,768)	2,130,821
Minority interests (Note 10)	(20,518)	48,352	4,363,987

Net income	644,771	893,355	(3,724,399)

The accompanying Notes 1 to 20 are an integral part of these combined statements of operations.

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Combined Financial Statements for the Years Ended December 31, 2000, 2001 and 2002

1.    Introduction and general information

In the Shareholders’ Meeting of January 12, 2000, Telefónica, S.A. approved the set up of a company to group together all the Telefónica Group’s wireless communications businesses worldwide, with presence in Europe, Latin America and Mediterranean Basin. Pursuant to this resolution, Telefónica Móviles, S.A. was formed on February 14, 2000, with registered office at Madrid (Spain), Goya, 24.

Telefónica Móviles, S.A. (“the Company” or “Telefónica Móviles”) and its subsidiaries make up an integrated group of companies (“the Telefónica Móviles Group” or “the Group”) operating mainly in the telecommunications industry.

According to the Article 2 of its bylaws, Telefónica Móviles’ corporate purpose is the performance of all kind of activities in the area of telecommunications and value-added services. All the activities that constitute the corporate purpose can be performed directly by the Company, either through the ownership of shares or through interests in companies with an identical or similar corporate purpose.

On August 30, 2000 the Board of Directors of Telefónica, S.A. approved the contribution of Telefónica Móviles España, S.A. (formerly named Telefónica Servicios Móviles, S.A.), Telefónica Móviles Intercontinental, S.A. (formerly named Telefónica Intercontinental, S.A.) and certain wireless communications businesses owned by Telefónica Internacional, S.A. to Telefónica Móviles, S.A. These companies were legally contributed to Telefónica Móviles, S.A. on October 2, 2000 and on October 11, 2000 (Note 2.d).

Prior to this date, these businesses were operated as direct or indirect subsidiaries of Telefónica, S.A. For purposes of the combined financial statements until October 2000, the Telefónica Móviles Group has recorded the contribution of these investments to it as a reorganization of entities under common control.

Under this treatment, the Telefónica Móviles Group recorded these investments using the historical cost bases and reflected such investments in the combined financial statements from the dates that each investments were acquired or formed by Telefónica, S.A. (Note 2.b for a description of the basis of preparation of these accounts).

On October 26, 2000, the Shareholders’ Meeting of Telefónica Móviles resolved to launch a public offering for subscription of 300,000,000 shares for €11 each through a capital increase. In November 2000, Telefónica Móviles, S.A. applied for the admission of its shares to listing in the New York Stock Exchange (NYSE), in the form of American Depositary Shares (ADS), and on the Madrid, Valencia, Barcelona and Bilbao Stock Exchanges, as well as its inclusion on the Automatic Quotation System of the Spanish Stock Exchanges. All the shares were subscribed in the public offering.

The Group’s main asset consists of holdings in various telecommunication operators in different countries. The principal companies composing the Telefónica Móviles Group as of December 31, 2000, 2001 and 2002, are as follows:

—	Telefónica Móviles España, S.A. (sole-stockholder company): incorporated by Telefónica, S.A. on October 11, 1988 and responsible for the management and operation of wireless communications in Spain.

—	Telefónica de El Salvador, S.A. de C.V.: acquired by the Telefónica Group in July 1998. This company provides wireless and international long-distance communication services in El Salvador.

—	Telefónica Centroamérica Guatemala, S.A.: acquired by the Telefónica Group in July 1999. This company provides fixed-line and wireless communication services as well as paging services in Guatemala.

—	Telefónica Móviles U.S.A., Inc.: formed on March 23, 2000 to provide telecommunications consultancy services.

—	Telefónica Mobile Solutions, S.A. (sole-stockholder company): formed on April 14, 2000, to engage in the development of telecommunication technologies, electronic solutions (e-solutions) and wireless communication services consultancy.

—	Terra Mobile, S.A.: formed on June 21, 2000 to develop content and services through wireless networks using WAP technology or any other technology that may be developed in the future.

—	Group 3G UMTS Holding GmbH (formerly Orla Slebzehnte Vermögensverwaltung GmbH): a German company acquired by the Telefónica Group on August 22, 2000. This company operates through 3G UMTS GmbH (formerly Marabu Vermögensverwaltung GmbH), whose corporate purpose is the provision of telecommunication services in Germany.

—	IPSE 2000, S.p.A.: an Italian company acquired by the Telefónica Group on August 22, 2000, whose corporate purpose is the installation and execution of third-generation wireless communication systems in Italy.

—	3G Mobile Telecommunications GmbH: an Austrian company acquired by the Telefónica Group on September 11, 2000, whose corporate purpose is the provision of telecommunications services in Austria.

—	3G Mobile AG: a Swiss company acquired on December 29, 2000, whose corporate purpose is the provision of telecommunications services. The Group owns this company through the Dutch holding company Spiral Investments, B.V.

—	Telefónica Comunicaciones Personales, S.A.: a company which provides wireless communication services in Argentina. The holding in this company was acquired through the nonmonetary contribution made by Telefónica, S.A. on January 25, 2001, with effects since September 30, 2000, priors year effective fiscal year end (see Note 2.d)

—	Telefónica Móviles, S.A.C.: a company which provides wireless communication services in Perú. The holding in this company was acquired through the nonmonetary contribution made by Telefónica, S.A. on March 7, 2001, with effects since January 1, 2001.

—	Telefónica Móviles Soluciones y Aplicaciones, S.A.: a Chilean company incorporated on July 1, 2002, which engages mainly in the development of commercial software and the provision of counseling services for the Telefónica Móviles Group communications and Internet companies.

—	Brasilcel, N.V.: a company to which the holdings owned by Telefónica Móviles, S.A. and the Portugal Telecom Group in wireless telephony companies in Brazil (see Note 2.c) were contributed on December 27, 2002, thereby making it Brazil’s largest wireless operator. This joint venture, which is 50% owned and managed by each of the two groups, comprises the following wireless communications operators:

—	Tele Sudeste Celular Participações, S.A.: a Brazilian company, acquired by the Telefónica Group on July 30, 1998 in the public auction which privatized the Brazilian telecommunication system (Telebrás). This company provides wireless communication services in the states of Rio de Janeiro and Espirito Santo through its operators Telerj Celular, S.A. and Telest Celular, S.A., respectively.

—	Tele Leste Celular Participações, S.A.: a Brazilian company acquired by the Telefónica Group on July 30, 1998 in the public auction which privatized the Brazilian telecommunication system

(Telebrás). This company provides wireless communication services in the states of Bahia and Sergipe through its operators Telebahia Celular, S.A. and Telergipe Celular, S.A., respectively.

—	Celular CRT Participações, S.A.: a Brazilian company resulting from the spin off of Companhia Riograndense de Telecomunicações, S.A. and acquired by the Telefónica Group in December, 1996 in the public auction held by the Government of Rio Grande do Sul. This company provides wireless communication services in the state of Rio Grande do Sul through its operator Celular CRT, S.A.

—	Telesp Celular Participações, S.A.: a Brazilian company which provides wireless communications services in the states of São Paulo (through its operator Telesp Celular, S.A.) and Paraná and Santa Catarina (through its operator Global Telecom, S.A.).

—	Telefónica Móviles México, S.A. de C.V.: a Mexican company to which all the shares of the Telefónica Móviles Group and the Pegaso Group in Mexican wireless operators (see Note 2.c) were contributed on September 10, 2002. This company, which is 92% owned by Telefónica Móviles, manages the following wireless communications operators:

—	Grupo Corporativo del Norte, S.A. de C.V.: a Mexican holding company which provides cellular telephony services through the operator Celular de Telefonía, S.A. de C.V. (Cedetel) in the states of Nuevo León, Tamaulipas and part of the state of Coahuila. This company was acquired on July 5, 2001, through a nonmonetary contribution made by Telefónica, S.A.

—	Corporación Integral de Comunicación, S.A. de C.V.: a Mexican holding company which provides cellular telephony services through the operator Telefonía Celular del Norte, S.A. de C.V. (Norcel) in the states of Chihuahua, Durango and part of the state of Coahuila. This company was acquired on July 5, 2001, through a nonmonetary contribution made by Telefónica, S.A.

—	Baja Celular Mexicana, S.A. de C.V.: a Mexican holding company which provides cellular telephony services in the states of Baja California Norte, Baja California Sur and in the municipality of San Luis del Río Colorado in Sonora and, through the operator Movitel del Noroeste, S.A. de C.V. (Movitel) in the states of Sinaloa and Sonora, with the exception of the municipality of San Luis del Río Colorado. This company was acquired on July 5, 2001, through a nonmonetary contribution made by Telefónica, S.A.

—	Pegaso Telecomunicaciones, S.A. de C.V.: a Mexican holding company which provides telecommunications services through the operator Pegaso Comunicaciones y Sistemas, S.A. de C.V. in 14 cities throughout Mexico (Tijuana, Guadalajara, México D.F., Monterrey, Ensenada, Nuevo Laredo, Reynosa, Toluca, Chapala, Mexicali, Saltillo, Cuernavaca, Puebla and León). This company, which has a license to operate in all the regions, was acquired on September 10, 2002.

—	Médi Telecom, S.A.: formed by the Telefónica Group and other investors in 1999. It provides wireless communication services in Morocco. This company began its operations in March 2000.

—	Mobipay International, S.A.: incorporated on December 21, 2000, with the corporate purpose of the provision of mobile payment services worldwide, excluding Spain.

—	Mobipay España, S.A.: a company incorporated on July 10, 2001, whose corporate purpose is the provision of mobile payment services in Spain.

After the incorporation of Telefónica Móviles, S.A. in February 2000, and the contribution of the investments held by Telefónica, S.A. and Telefónica Internacional, S.A. to Telefónica Móviles, S.A., the direct, indirect and total percentages of ownership of the Telefónica Móviles Group in each of the companies as of December 31, 2000, 2001 and 2002 are as follows:

	Economic Ownership
	December 31, 2000
Companies	Direct	Indirect	Telefónica Móviles Group
Telefónica Móviles España, S.A.	100.00%	—	100.00%
Tagilo Participações, Ltda.	100.00%	—	100.00%
SudesteCel Participações, S.A.	82.50%	—	82.50%
Tele Sudeste Celular Participações, S.A.	68.61%	16.25%	82.01%
Telerj Celular, S.A.	—	100.00%	82.01%
Telest Celular, S.A.	—	100.00%	82.01%
TBS Celular Participações, S.A.	59.27%	—	59.27%
Celular CRT Participações, S.A.	23.49%	22.20%	36.65%
Celular CRT, S.A.	—	100.00%	36.65%
TES Holding, S.A. de C.V.	51.00%	—	51.00%
Telefónica de El Salvador, S.A. de C.V.	—	86.71%	44.22%
TCG Holdings, S.A.	51.00%	—	51.00%
Telefónica Centroamérica Guatemala, S.A.	—	100.00%	51.00%
Telescucha, S.A.	—	100.00%	51.00%
Ibero Leste Participações, S.A.	38.00%	—	38.00%
Tele Leste Celular Participações, S.A.	2.42%	21.91%	10.75%
Telebahia Celular, S.A.	—	100.00%	10.75%
Telergipe Celular, S.A.	—	100.00%	10.75%
Telefónica Móviles Intercontinental, S.A.	100.00%	—	100.00%
Setaber Investments B.V.	—	100.00%	100.00%
Grupo 3G, S.R.L.	—	100.00%	100.00%
ST 3G, S.A.	—	40.00%	40.00%
Nuevo Cosmos	—	100.00%	100.00%
Spiral Investments B.V.	—	100.00%	100.00%
Serea Investments B.V.	—	100.00%	100.00%
Iberadvance	—	50.00%	50.00%
Telefónica UK	—	100.00%	100.00%
3G Mobile Telecommunications GmbH	—	100.00%	100.00%
Solivella Investments	—	100.00%	100.00%
IPSE 2000, S.p.A.	—	45.59%	45.59%
Group 3G UMTS Holding GmbH (*)	—	57.20%	57.20%
Group 3G UMTS GmbH (**)	—	100.00%	57.20%
Opco Mobile Services GmbH	—	100.00%	57.20%
Médi Telecom, S.A.	—	30.50%	30.50%
Telefónica Mobile Solutions, S.A.	100.00%	—	100.00%
Terra Mobile, S.A.	51.00%	—	51.00%
Telefónica Móviles U.S.A., Inc.	100.00%	—	100.00%
TELCA Gestión Guatemala, S.A.	51.00%	—	51.00%
TELCA Gestión, S.A. de C.V.	51.00%	—	51.00%
Mobipay International, S.A.	50.00%	—	50.00%

(*)	Formerly Orla Slebzehnte Vermögensverwaltung GmbH.
(**)	Formerly Marabu Vermögensverwaltung GmbH.

	Economic Ownership
	December 31, 2001
Companies	Direct	Indirect	Telefónica Móviles Group
Tagilo Participações, Ltda.	100.00%	—	100.00%
SudesteCel Participações, S.A.	82.50%	—	82.50%
Tele Sudeste Celular Participações, S.A.	58.47%	26.39%	82.02%
Telerj Celular, S.A.	—	100.00%	82.02%
Telest Celular, S.A.	—	100.00%	82.02%
TBS Celular Participações, S.A.	66.27%	—	66.27%
Celular CRT Participações, S.A.	23.49%	22.20%	38.20%
Celular CRT, S.A.	—	100.00%	38.20%
TES Holding, S.A. de C.V.	51.00%	—	51.00%
Telefónica Móviles El Salvador, S.A. de C.V.	—	90.3%	(*)46.05%
TCG Holdings, S.A.	51.00%	—	51.00%
Telefónica Centroamérica Guatemala, S.A.	—	100.00%	51.00%
Telescucha, S.A.	—	100.00%	51.00%
Ibero Leste Participações, S.A.	38.00%	—	38.00%
Tele Leste Celular Participações, S.A.	2.42%	21.91%	10.75%
Telebahia Celular, S.A.	—	100.00%	10.75%
Telergipe Celular, S.A.	—	100.00%	10.75%
Telefónica Móviles España, S.A. (sole-stockholder company)	100.00%	—	100.00%
Setaber Investments B.V.	—	100.00%	100.00%
Senda Investments B.V.	—	50.00%	50.00%
Grupo 3G, S.R.L.	—	100.00%	100.00%
Stella Investments B.V.	—	100.00%	100.00%
Nuevo Cosmos	—	100.00%	100.00%
Spiral Investments B.V.	—	100.00%	100.00%
3G Mobile AG	—	100.00%	100.00%
Serea Investments B.V.	—	100.00%	100.00%
ST 3G, S.A.	—	40.00%	40.00%
Mobipay España, S.A.	—	13.33%	13.33%
Tempos 21, S.A.	—	38.50%	38.50%
Main Ito. Superior Tecnología y Empresa, S.L.	—	20.00%	20.00%
Telefónica UK	—	100.00%	100.00%
3G Mobile Telecommunications GmbH	—	100.00%	100.00%
Solivella Investments B.V.	—	100.00%	100.00%
IPSE 2000, S.p.A.	—	45.59%	45.59%
Group 3G UMTS Holding GmbH	—	57.20%	57.20%
Group 3G UMTS GmbH	—	100.00%	57.20%
Opco Mobile Services GmbH	—	100.00%	57.20%
Médi Telecom, S.A.	—	30.50%	30.50%
Telefónica Mobile Solutions, S.A.	100.00%	—	100.00%
Telefónica Mobile Solutions Chile, S.A.C.	—	99.90%	99.90%
Telefónica Mobile Solutions Perú, S.A.C.	—	99.90%	99.90%
Telefónica Mobile Solutions Brasil, L.T.D.A.	—	99.90%	99.90%
Telefónica Mobile Solutions Argentina, S.A.	—	99.90%	99.90%
Terra Mobile, S.A.	80.00%	—	80.00%
Telefónica Móviles U.S.A., Inc.	100.00%	—	100.00%
TELCA Gestión Guatemala, S.A.	51.00%	—	51.00%
TELCA Gestión, S.A. de C.V.	51.00%	—	51.00%

	Economic Ownership
	December 31, 2001
Companies	Direct	Indirect	Telefónica Móviles Group
Mobipay International, S.A.	38.00%	—	38.00%
Telefónica Móviles Perú Holding, S.A.A.	97.97%	—	97.97%
Telefónica Móviles, S.A.C.	—	100.00%	97.97%
Telefónica Móviles Argentina, S.A.	97.93%	—	97.93%
Telefónica Comunicaciones Personales, S.A.	—	100.00%	97.93%
Radio Servicios, S.A.	—	99.99%	97.92%
Radio Móvil Digital Argentina, S.A.	—	99.99%	97.92%
Telefónica de Centroamérica, S.L.	51.00%	—	51.00%
Telefónica Móviles Holding Uruguay, S.A.	100.00%	—	100.00%
Paging de Centroamérica, S.A.	51.00%	—	51.00%
Telefónica Soporte y Tecnología, S.A.	99.99%	—	99.99%
Baja Celular Mexicana, S.A. de C.V.	100.00%	—	100.00%
Baja Celular Servicios Corporativos, S.A. de C.V.	0.10%	99.90%	100.00%
Tamcel, S.A. de C.V.	—	99.99%	99.99%
Movitel de Noroeste, S.A. de C.V.	22.00%	68.00%	90.00%
Movicelular, S.A. de C.V.	22.00%	68.00%	90.00%
Moviservicios, S.A. de C.V.	22.00%	68.00%	90.00%
Corporativo Integral Comunicación, S.A. de C.V.	100.00%	—	100.00%
Telefonía Celular del Norte, S.A. de C.V.	79.10%	20.90%	100.00%
Todo para Celulares, S.A. de C.V.	—	100.00%	100.00%
Grupo Corporativo del Norte, S.A. de C.V.	100.00%	—	100.00%
Celular de Telefonía, S.A. de C.V.	73.82%	26.18%	100.00%
Soluciones Celulares, S.A. de C.V.	—	100.00%	100.00%
Enlaces del Norte, S.A. de C.V.	—	49.00%	49.00%
Grupo de Telecomunicaciones Celulares, S.A. de C.V.	—	100.00%	73.99%

(*)	For clarifying purposes, the following example is provided: The Telefónica Móviles Group’s economic ownership in Telefónica de El Salvador, S.A. de C.V. as of December 31, 2001 = 51.00% of Telefónica Móviles Group’s direct economic ownership in TES Holding, S.A. de C.V. multiplied by 90.3% of Telefónica Móviles Group subsidiary TES Holding, S.A. de C.V.’s direct economic ownership in Telefónica de El Salvador, S.A. de C.V. = 46.05%.

	Economic Ownership
	December 31, 2002
Companies	Direct	Indirect	Telefónica Móviles Group
Brasilcel, N.V.	50.00%	—	50.00%
Tagilo Participações, Ltda.	—	100.00%	50.00%
SudesteCel Participações, S.A.	—	89.50%	44.75%
Tele Sudeste Celular Participações, S.A.	—	85.59%	41.79%
Telerj Celular, S.A.	—	100.00%	41.79%
Telest Celular, S.A.	—	100.00%	41.79%
Portelcom Fixa, S.A.	—	100.00%	50.00%
TBS Celular Participações, S.A.	—	96.26%	48.13%
Celular CRT Participações, S.A.	—	49.38%	24.24%
Celular CRT, S.A.	—	100.00%	24.24%
Ibero Leste Participações, S.A.	—	100.00%	50.00%
Tele Leste Celular Participações, S.A.	—	27.70%	13.85%
Telebahia Celular, S.A.	—	100.00%	13.85%
Telergipe Celular, S.A.	—	100.00%	13.85%
Intertelecom Ltda.	—	99.99%	49.99%
Ptelecom Brasil, S.A.	—	99.99%	49.99%
Portelcom Participações, S.A.	—	100.00%	49.99%
Telesp Celular Participações, S.A.	—	65.12%	32.56%
Telesp Celular, S.A.	—	100.00%	32.56%
Daini do Brasil, S.A.	—	100.00%	32.56%
Global Telcom Telecom, S.A.	—	100.00%	32.56%
Inepar S.A. Part. Invest. de Telecom.	—	100.00%	32.56%
Global Telecom, S.A.	—	100.00%	32.56%
TES Holding, S.A. de C.V.	100.00%	—	100.00%
Telefónica Móviles El Salvador, S.A. de C.V.	—	90.30%	90.30%
TCG Holdings, S.A.	100.00%	—	100.00%
Telefónica Centroamérica Guatemala, S.A.	—	100.00%	100.00%
Telescucha, S.A.	—	100.00%	100.00%
Telefónica Móviles España, S.A. (sole-stockholder company)	100.00%	—	100.00%
Setaber Investments B.V.	—	100.00%	100.00%
Senda Investments B.V.	—	50.00%	50.00%
Grupo 3G, S.R.L.	—	100.00%	100.00%
Nuevo Cosmos	—	100.00%	100.00%
Spiral Investments B.V.	—	100.00%	100.00%
3G Mobile AG	—	100.00%	100.00%
Serea Investments B.V.	—	100.00%	100.00%
ST 3G, S.A.	—	40.00%	40.00%
Mobipay España, S.A.	—	13.33%	13.33%
Tempos 21, S.A.	—	38.50%	38.50%
Main Ito. Superior Tecnología y Empresa, S.L.	—	20.00%	20.00%
Telefónica UK	—	100.00%	100.00%
3G Mobile Telecommunications GmbH	—	100.00%	100.00%
Solivella Investments B.V.	—	100.00%	100.00%
IPSE 2000, S.p.A.	—	45.59%	45.59%
Group 3G UMTS Holding GmbH	—	57.20%	57.20%
Group 3G UMTS GmbH	—	100.00%	57.20%
Opco Mobile Services GmbH	—	100.00%	57.20%
Médi Telecom, S.A.	—	31.34%	31.34%

	Economic Ownership
	December 31, 2002
Companies	Direct	Indirect	Telefónica Móviles Group
Telefónica Mobile Solutions, S.A.	100.00%	—	100.00%
Telefónica Mobile Solutions Chile, S.A.C.	—	99.90%	99.90%
Telefónica Mobile Solutions Perú, S.A.C.	—	99.90%	99.90%
Telefónica Mobile Solutions Brasil, L.T.D.A.	—	99.90%	99.90%
Telefónica Mobile Solutions Argentina, S.A.	—	99.90%	99.90%
Terra Mobile, S.A.	80.00%	—	80.00%
Terra Mobile Brasil, Ltd.	—	100.00%	80.00%
Termespa, S.A.U.	—	100.00%	80.00%
Terra Mobile (Findland) Oy.	—	100.00%	80.00%
Terra Mobile UK, Ltd.	—	100.00%	80.00%
Iobox Deutschland GmbH	—	100.00%	80.00%
Telefónica Móviles U.S.A., Inc.	100.00%	—	100.00%
TELCA Gestión Guatemala, S.A.	100.00%	—	100.00%
TELCA Gestión, S.A. de C.V.	100.00%	—	100.00%
Mobipay International, S.A.	36.00%	—	36.00%
Telefónica Móviles Perú Holding, S.A.A.	97.97%	—	97.97%
Telefónica Móviles, S.A.C.	—	100.00%	97.97%
Telefónica Móviles Argentina, S.A.	97.93%	—	97.93%
Telefónica Comunicaciones Personales, S.A.	—	100.00%	97.93%
Radio Servicios, S.A.	—	99.99%	97.92%
Radio Móvil Digital Argentina, S.A.	—	99.99%	97.92%
Telefónica de Centroamérica, S.L.	100.00%	—	100.00%
Telefónica Móviles Holding Uruguay, S.A.	100.00%	—	100.00%
Telefónica Móviles Uruguay. S.A.	—	100.00%	100.00%
Paging de Centroamérica, S.A.	100.00%	—	100.00%
Telefónica Soporte y Tecnología, S.A.	99.99%	—	99.99%
Telefónica Móviles México, S.A. de C.V.	92.00%	—	92.00%
Telefónica Finanzas México, S.A. de C.V.	—	100.00%	92.00%
Baja Celular Mexicana, S.A. de C.V.	—	100.00%	92.00%
Baja Celular Servicios Corporativos, S.A. de C.V.	—	100.00%	92.00%
Tamcel, S.A. de C.V.	—	99.99%	92.00%
Movitel de Noroeste, S.A. de C.V.	—	90.00%	82.80%
Movicelular, S.A. de C.V.	—	90.00%	82.80%
Moviservicios, S.A. de C.V.	—	90.00%	82.80%
Corporativo Integral Comunicación, S.A. de C.V.	—	100.00%	92.00%
Telefonía Celular del Norte, S.A. de C.V.	—	100.00%	92.00%
Todo para Celulares, S.A. de C.V.	—	100.00%	92.00%
Grupo Corporativo del Norte, S.A. de C.V.	—	100.00%	92.00%
Celular de Telefonía, S.A. de C.V.	—	100.00%	92.00%
Soluciones Celulares, S.A. de C.V.	—	100.00%	92.00%
Enlaces del Norte, S.A. de C.V.	—	94.90%	87.31%
Grupo de Telecomunicaciones Mexicanas, S.A. de C.V.	—	100.00%	92.00%
Pegaso Telecomunicaciones, S.A. de C.V.	—	100.00%	92.00%
Pegaso Comunicaciones y Sistemas, S.A. de C.V.	—	100.00%	92.00%
Pegaso PCS, S.A. de C.V.	—	100.00%	92.00%
Pegaso Recursos Humanos, S.A. de C.V.	—	100.00%	92.00%
Pegaso Finanzas, S.A. de C.V.	—	100.00%	92.00%
Pegaso Finco I, S.A. de C.V.	—	100.00%	92.00%
Telefónica Móviles Aplicaciones y Soluciones, S.A.	100.00%	—	100.00%

Note 2.c lists the voting interest and consolidation method for the group companies in which Telefónica Móviles, S.A. has direct or indirect holdings and the changes in these holdings during 2000, 2001 and 2002.

Companies providing telecommunications services are subject to regulatory frameworks which set the rates of certain services. Also, some of these companies have commitments to the regulatory entities whereby they are obliged, for a certain time period, to comply with certain installation rates and service quality standards. As of December 31, 2002 and 2001, all the companies had complied with these commitments.

In 2000 and 2001 certain Telefónica Móviles Group companies obtained third-generation wireless telephony (UMTS) licenses in Spain, Germany, Italy, Austria and Switzerland. Since the acquisition of these licenses, Telefónica Móviles has launched various initiatives aimed at enhancing its business plans, as a result of which the German operator Group 3G entered into roaming and infrastructure sharing agreements with another operator in Germany, thereby commencing operations as a GSM virtual wireless network operator at the end of 2001.

However, since then significant technological changes and changes affecting the market and its competitors have led Telefónica Móviles to review the assumptions underlying the business plans of its investees in Germany, Italy, Austria and Switzerland and to reconsider its short- and medium-term strategy in these countries.

In view of the variances arising in the first six months of operations of Group 3G with respect to the objectives set, the continuing delay in the commercial availability of UMTS technology, the significant downward revisions of the estimated demand for 3G services and the increased penetration of European markets by already-established operators, making it more difficult for new entrants to obtain a critical mass, Telefónica Móviles decided (i) to put on hold its commercial activities in Germany and (ii) to commission independent experts to assess the business plans of the UMTS operators in Germany, Italy, Austria and Switzerland.

Based on the new assessments obtained, and to ensure that the investments are correctly valued at all times, Telefónica Móviles decided to eliminate the risk exposure in its books relating to the investments in Germany, Austria and Switzerland. Regarding the investment in Italy, Telefónica Móviles estimated the value of the UMTS license of Ipse 2000, S.p.A. at €300 million (risk exposure of €136 million for the Móviles Group). In the first three countries the coverage requirements laid down in the licenses might come into force earlier than in Italy and, accordingly, in view of the delay in the commercial viability of the technology with respect to the initial estimates, Telefónica Móviles, in accordance with generally accepted accounting principles in Spain, wrote down these investments for accounting purposes. In Italy the license terms and conditions make it possible to implement business plans with lower investments than in the other countries, since assignment of the right to use the spectrum is envisaged. For these reasons, based on the business plans analyzed to date, it should be possible to recover the remaining value assigned to the license. It should be noted that license awardees which were not operating formerly in Italy received 5 mHz of additional spectrum for €827 million and could avail themselves of a deferred payment arrangement. Ipse 2000, S.p.A. has requested the return of this additional spectrum and the modification of the related payment. The latter amount was included in the value of the license prior to the write-down for accounting purposes.

Telefónica Móviles is continuing to make every effort to obtain value from the aforementioned investments and, although future revenues may be obtained from the operation of these licenses, the Group, in view of the current uncertainty, in accordance with the accounting principle of prudence in valuation, recorded a net loss of €5,049.8 million as of December 31, 2002, which includes mainly asset write-downs, labor force restructuring expenses and expenses relating to the termination of contracts.

The detail, by caption and country, of the effect of the write-downs and restructuring expenses arising from the Group’s decisions on the 2002 consolidated statement of operations and consolidated balance sheet of Telefónica Móviles is as follows:

	Total Móviles Group	Allocated to:
Statement of Operations		Germany	Italy	Austria	Switzerland
	(Thousands of Euros)
Share in losses of companies accounted for by the equity method(1)	(34,386)	—	(34,386)	—	—
Losses on intangible assets(2)	(9,285,381)	(9,118,935)	—	(129,220)	(37,226)
Losses on property, plant and equipment(3)	(81,179)	(57,843)	—	(5,075)	(18,261)
Extraordinary expenses (net) due to halting of UMTS operations(4)	(2,563,469)	(829,427)	(1,699,931)	(9,979)	(24,132)
Loss before taxes	(11,964,415)	(10,006,205)	(1,734,317)	(144,274)	(79,619)
Corporate income tax(5)	2,716,511	—	—	—	—
Loss attributed to minority interests(6)	4,198,050	—	—	—	—
Loss for the year	(5,049,854)	—	—	—	—

(1)	Relating mainly to the labor force restructuring and contract termination expenses recognized by Ipse 2000, S.p.A. (a company accounted for by the equity method) in its financial statements as of December 31, 2002.
(2)	Relating mainly to the write-down of third-generation licenses at the fully consolidated companies.
(3)	Relating to the property, plant and equipment retirements at the fully consolidated companies and including most notably the losses recognized by the German subsidiary Group 3G UMTS Holding GmbH arising from the halting of its GSM / GPRS commercial activity.
(4)	Relating mainly to expenses arising from labor force restructuring (€37.1 million); termination of contracts (€206.3 million); write-down of preopening expenses (€100.9 million), and long-term investments (€112.4 million); and the absorption of losses of minority interests (€382.4 million—see Note 10). In the case of the Italian investee Ipse 2000, S.p.A., this caption includes the provision for the value adjustment made to the investment in this company.
(5)	Relating to the tax assets arising from the decline in value (tax-deductible investment valuation provision) of the European subsidiaries awarded the third-generation wireless telephony licenses.
(6)	Relating to the losses attributable to minority interests in the German company Group 3G UMTS Holding GmbH.

The assets retired as a result of the aforementioned write-downs are as follows:

		Attributed to:
Balance Sheet	Total Móviles Group	Germany	Austria	Switzerland
	(Thousands of Euros)
Start-up expenses	(100,871)	(84,794)	(6,499)	(9,578)
Intangible assets (Note 5)	(9,285,756)	(9,118,935)	(128,963)	(37,858)
Property, plant and equipment (Note 6)	(84,296)	(57,843)	(6,364)	(20,089)
Other assets	(114,691)	(114,691)	—	—

Total asset retirements	(9,585,614)	(9,376,263)	(141,826)	(67,525)

Note:	Since Ipse 2000, S.p.A. is accounted for by the equity method and had not recorded the adjustment of the value of the assets at the date of preparation of its financial statements, Telefónica Móviles recorded the provision for assets under the “Provisions for Contingencies and Expenses” caption (see Note 4-k) on the liability side of the consolidated balance sheet as of December 31, 2002.

It should be noted that, although Telefónica Móviles, S.A. reported losses in 2002, these losses did not give rise to an additional cash disbursement (except for the expenses relating to termination of contracts and labor force restructuring) and reduce the financial risk exposure in these markets while maximizing the generation of cash flows for the Group at short term arising from the reduction of the investments.

2.    Basis of presentation of the combined financial statements

    a)  True and fair view

The combined financial statements as of December 31, 2000, 2001 and 2002 have been prepared by the management of the Telefónica Móviles Group from the accounts of Telefónica Móviles, S.A., the accounts of the companies acquired or formed by Telefónica Móviles, S.A., and the accounts of the companies that were historically owned or acquired by the Telefónica Group and that were legally transferred to the Telefónica Móviles Group in October 2000, except for Telefónica Móviles Argentina, S.A. and Telefónica Móviles Perú Holding, S.A.A. which were contributed to Telefónica Móviles, S.A. by Telefónica, S.A. during 2001, and are not reflected in the combined financial statements as of December 31, 2000 under Spanish GAAP (Note 2.d).

The accounts of the companies comprising the Telefónica Móviles Group were prepared in accordance with the accounting principles and standards regulated in Spain and give a true and fair view of the net worth and financial position of the Group as of December 31, 2001 and 2002 and of the results of operations and funds obtained and applied for each of the years ended December 31, 2000, 2001 and 2002.

Accounting principles used in preparing the combined financial statements conform with generally accepted accounting principles in Spain (“Spanish GAAP”), but do not conform with generally accepted accounting principles in the United States (“U.S. GAAP”). A description of these differences and a complete reconciliation of combined net income and shareholders’ equity to U.S. GAAP are set forth in Note 20.

    b) Basis of preparation

The combined financial statements have been prepared as if the Group had been formed on October 11, 1988, the date on which the first business of Telefónica Móviles, S.A., Telefónica Móviles España, S.A., was formed. The combined financial statements include the accounts of Telefónica Móviles, S.A., Telefónica Móviles España, S.A., RadioRed 1, S.A. (merged with Telefónica Móviles España, S.A, in July 2000), C.G.S. MensaTel, S.A (merged with Telefónica Móviles España, S.A in July 2000), Tele Sudeste Celular Participações, S.A., TCG Holdings, S.A., TES Holding, S.A. de C.V., Tele Leste Celular Participações, S.A., Médi Telecom, S.A., Terra Mobile, S.A., Telefónica Mobile Solutions, S.A., Telefónica Móviles U.S.A., Inc., Group 3G UMTS Holding GmbH, IPSE 2000, S.p.A., 3G Mobile Telecommunications GmbH, Mobipay International, S.A., Mobipay España, S.A., 3G Mobile AG and the wireless telephony operators in the North of Mexico from the dates these entities were acquired or formed by the Telefónica Group.

Additionally, the combined financial statements as of December 31, 2001 include the accounts of Telefónica Móviles Perú Holding, S.A.A. (holding company of Telefónica Móviles, S.A.C.) and Telefónica Móviles Argentina, S.A. (holding company of Telefónica Comunicaciones Personales, S.A.) from January 1, 2001 and September 30, 2000 respectively, which are the effective dates these entities were transferred by Telefónica Group to Telefónica Móviles Group for purposes of the combined financial statements.

The combined financial statements also include the wireless-related accounts until October, 2000 (date of the contribution of the companies) of Telefónica Internacional, S.A., Telefónica Móviles Intercontinental, S.A. and Celular CRT Participações, S.A. (until 1999, the part of the historical wireless telephone activities of Companhia Riograndense de Telecomunicações, S.A.). Since some of these companies, including Telefónica Internacional, S.A., Telefónica Móviles Intercontinental, S.A., and Companhia Riograndense de Telecomunicações, S.A. historically consisted of both fixed-line and wireless telephone operations, the assets, liabilities, revenues, costs and cash flows related solely to wireless operations have been “carved-out” from these historical results and included in the combined financial statements.

The criteria used to allocate the results of operations and the financial position of the above-mentioned companies were based, when possible, on the specific identification of amounts applicable to the wireless businesses. To the extent that the specific identification of balances was not possible, other allocation methods were employed based on all available information. These allocation methods were consistently applied to these businesses that, after their legal contribution in October 2000, formed part of the Telefónica Móviles Group (Note 2.d).

The following is a description of the specific criteria and allocation methods employed for determining the significant account balances of the wireless businesses of Telefónica Internacional, S.A., Telefónica Móviles Intercontinental, S.A. and Companhia Riograndense de Telecomunicações, S.A. used in the preparation of the combined financial statements. Management of the Group believes that the following allocations are reasonable based on the nature of the Group’s operations during the relevant periods. However, as these companies had been operating as separated businesses of the Telefónica Group until October 2000, there can be no assurance that the combined financial statements represent what the historical results of operations and financial position of these companies, as well as those of the combined Group, would have been had Telefónica Móviles, S.A. and its group companies operated as a separate, stand-alone entity during the periods presented, or that such combined financial statements are indicative of future results of operations or financial position.

Carve-out accounting for Telefónica Internacional, S.A., Telefónica Móviles Intercontinental, S.A. and Companhia Riograndense de Telecomunicações, S.A.

Assets and liabilities

Except as described below, until October 2000, all assets and liabilities of Telefónica Internacional, S.A., Telefónica Móviles Intercontinental, S.A. and Companhia Riograndense de Telecomunicações, S.A. have been recorded in the combined financial statements for all periods based on the specific identification of rights and obligations associated with the wireless business operations of these entities.

Companhia Riograndense de Telecomunicações, S.A.’s tangible fixed assets were recorded based on specific identification of the equipment and other property that were transferred to and owned by the Telefónica Group. Furthermore, accounts receivable and related allowances for bad debts were historically tracked separately by line of business.

The allocation of historical debts of Telefónica Internacional, S.A. and Telefónica Móviles Intercontinental, S.A. has been made reflecting the amounts specifically identified as corporate borrowings to finance the wireless operations until October 2000. After this date, the debts that were finally allocated to Telefónica Móviles, S.A. have been included in the combined financial statements.

Other long-term debt has been allocated considering the relative investment made in tangible and intangible assets related to the wireless operations, versus total investments made in all tangible and intangible assets. For the periods in which no indebtedness existed, it has been assumed that all investments were made through capital increases until the date of the contribution of the companies.

Cash has been allocated to the Telefónica Móviles Group based on specific identification of cash balances maintained by the wireless businesses. Celular CRT, S.A. (during 1998) operated under a cash management scheme whereby all receipts were immediately forwarded to a central account and any funding required to cover disbursements was transferred to the wireless business from the central account at the time the check was presented for payment. Accordingly, no cash maintained in the central account at each reporting period has been allocated to the Telefónica Móviles Group companies, as there is no reasonable basis for making this allocation.

Revenues and costs

Net revenues from operations have been recorded based upon specific identification of the revenues arising from wireless communication services, such as subscription fees, network operating fees and other additional services.

Services and goods purchased, including services charged by fixed-line telephone operators for the use of their networks, have been allocated based on measures relating to the percentage of system resources used by wireless operations, including ratios of the number of wireless customers at the end of each period, to total wireless and fixed-line system resources.

External services and local taxes include primarily marketing and administrative expenses, and have been allocated based upon specific identification of these cost to the wireless operations. In substantially all cases, marketing and administrative costs related to specific promotion campaigns, or readily identifiable assets of the wireless business.

Personnel expenses have been recorded based on specific identification of wireless personnel to the extent possible, using the historical payroll costs of personnel currently employed by the group. When specific identification of personnel costs was not possible, shared costs were allocated based on the percentage of identifiable wireless employees versus total employees.

Depreciation and amortization has been allocated based on the ratio of identified tangible and intangible assets relating to the wireless businesses versus total assets.

Financial expenses and financial income have been recorded in the combined financial statements based primarily on the level of allocated debt and cash, respectively, used to finance the wireless business units until October, 2000. After this date, financial expenses and financial income related to the debts that were finally allocated to Telefónica Móviles, S.A. have been included in the combined financial statements.

Corporate income taxes have been calculated assuming that the Group had been operated as a separate legal entity for all periods presented.

    c) Consolidation principles

The items in the financial statements were valued in accordance with the generally accepted accounting principles in effect. In the case of Group companies whose accounting and valuation methods differed from those of Telefónica Móviles, S.A., adjustments were made in consolidation so as to present the combined financial statements on a uniform basis.

Consolidation was performed by applying the consolidation methods and procedures contained in the accounting regulations in effect:

—	The companies over which effective control is exercised were combined by the global integration method.

—	The companies in which there is significant management influence but not ownership of a majority of the voting rights or joint management with third parties were carried by the equity method.

—	The investees which are either not included in the foregoing points or which, although included, do not have a material impact on consolidation, are carried at cost net of the necessary provisions to reflect their market value if this is lower than cost.

Telefónica Móviles, S.A. owns the following voting interest in its investments:

	Voting Interest
	At December, 31
Companies	2000	2001		2002
Brasilcel, N.V.	—	—		50.00%
Tagilo Participações, Ltda.	100.00%	100.00%		50.00%
SudesteCel Participações, S.A.	82.50%	82.50%		44.75%
Tele Sudeste Celular Participações, S.A.	75.73%	75.73%		40.25%
Telerj Celular, S.A.	75.73%	75.73%		40.25%
Telest Celular, S.A.	75.73%	75.73%		40.25%
Portelcom Fixa, S.A.	—	—		50.00%
TBS Celular Participações, S.A.	59.27%	66.27%		48.13%
Celular CRT Participações, S.A.	55.82%	60.01%		42.32%
Celular CRT, S.A.	55.82%	60.01%		42.32%
Ibero Leste Participações, S.A.	38.00%	38.00%		50.00%
Tele Leste Celular Participações, S.A.	21.89%	21.89%		29.21%
Telebahia Celular, S.A.	21.89%	21.89%		29.21%
Telergipe Celular, S.A.	21.89%	21.89%		29.21%
Intertelecom Ltda.	—	—		44.75%
Ptelecom Brasil, S.A.	—	—		75.73%
Portelcom Participações, S.A.	—	—		75.73%
Telesp Celular Participações, S.A.	—	—		46.83%
Telesp Celular, S.A.	—	—		46.83%
Daini do Brasil, S.A.	—	—		46.83%
Global Telcom Telecom, S.A.	—	—		46.83%
Inepar S.A. Part. Invest. de Telecom.	—	—		46.83%
Global Telecom, S.A.	—	—		46.83%
TES Holding, S.A. de C.V.	51.00%	51.00%		100.00%
Telefónica de El Salvador, S.A. de C.V.	44.22%	46.05%		90.30%
TCG Holdings, S.A.	51.00%	51.00%		100.00%
Telefónica Centroamérica Guatemala, S.A.	51.00%	51.00%		100.00%
Telescucha, S.A.	51.00%	51.00%		100.00%
Telefónica Móviles España, S.A. (sole-stockholder company)	100.00%	100.00%		100.00%
C.G.S. MensaTel, S.A.	— (*)	—		—
RadioRed 1, S.A.	— (*)	—		—
Mobipay España, S.A.	—	13.33%		13.33%
Main Ito. Sup. Tecnología y Empresa, S.L.	—	20.00%		20.00%
Tempos 21, S.A.	—	38.50%		38.50%
Telefónica Móviles Intercontinental, S.A.	100.00%	—	(**)	—
Grupo 3G, S.R.L.	100.00%	100.00%		100.00%
Nuevo Cosmos	100.00%	100.00%		100.00%
Spiral Investments B.V.	100.00%	100.00%		100.00%
3G Mobile A.G.	—	100.00%		100.00%
Serea Investments B.V.	100.00%	100.00%		100.00%
ST 3G, S.A.	40.00%	40.00%		40.00%
Setaber Investments B.V.	100.00%	100.00%		100.00%
Senda Investments B.V.	—	50.00%		50.00%
Telefónica UK	100.00%	100.00%		100.00%
3G Mobile Telecommunications GmbH	100.00%	100.00%		100.00%
Solivella Investments B.V.	100.00%	100.00%		100.00%
IPSE 2000, S.p.A.	45.59%	45.59%		45.59%
Group 3G UMTS Holding GmbH	57.20%	57.20%		57.20%
Group 3G UMTS GmbH	57.20%	57.20%		57.20%
Opco Mobile Services GmbH	57.20%	57.20%		57.20%
Médi Telecom, S.A.	30.50%	30.50%		31.34%
Telefónica Mobile Solutions, S.A.	100.00%	100.00%		100.00%
Telefónica Mobile Solutions Chile, S.A.C.	—	99.90%		99.90%
Telefónica Mobile Solutions Perú, S.A.C.	—	99.90%		99.90%

	Voting Interest
	At December, 31
Companies	2000	2001	2002
Telefónica Mobile Solutions Brasil, L.T.D.A.	—	99.90%	99.90%
Telefónica Mobile Solutions Argentina, S.A.	—	99.90%	99.90%
Terra Mobile, S.A.	51.00%	80.00%	80.00%
Terra Mobile Brasil, Ltd.	—	—	80.00%
Termespa, S.A.U.	—	—	80.00%
Terra Mobile (Findland) Oy.	—	—	80.00%
Terra Mobile UK, Ltd.	—	—	80.00%
Iobox Deutschland GmbH	—	—	80.00%
Telefónica Móviles U.S.A., Inc.	100.00%	100.00%	100.00%
TELCA Gestión Guatemala, S.A.	51.00%	51.00%	100.00%
TELCA Gestión S.A. de C.V.	51.00%	51.00%	100.00%
Mobipay International, S.A.	50.00%	38.00%	36.00%
Telefónica Móviles Perú Holding, S.A.A.	—	97.97%	97.97%
Telefónica Móviles, S.A.C.	—	97.97%	97.97%
Telefónica Móviles Argentina, S.A.	—	97.93%	97.93%
Telefónica Comunicaciones Personales, S.A.	—	97.93%	97.93%
Radio Servicios, S.A.	—	97.92%	97.92%
Radio Móvil Digital Argentina, S.A.	—	97.92%	97.92%
Telefónica de Centroamérica, S.L.	—	51.00%	100.00%
Telefónica Móviles Holding Uruguay, S.A.	—	100.00%	100.00%
Telefónica Móviles Uruguay, S.A.	—	—	100.00%
Paging de Centroamérica, S.A.	—	51.00%	100.00%
Telefónica Soporte y Tecnología, S.A.	—	99.99%	99.99%
Telefónica Móviles México, S.A. de C.V.	—	—	92.00%
Telefónica Finanzas México, S.A. de C.V.	—	—	92.00%
Baja Celular Mexicana, S.A. de C.V.	—	100.00%	92.00%
Baja Celular Servicios Corporativos, S.A. de C.V.	—	100.00%	92.00%
Tamcel, S.A. de C.V.	—	100.00%	92.00%
Movitel de Noroeste, S.A. de C.V.	—	90.00%	82.80%
Movicelular, S.A. de C.V.	—	90.00%	82.80%
Moviservicios, S.A. de C.V.	—	90.00%	82.80%
Corporativo Integral Comunicación, S.A. de C.V.	—	100.00%	92.00%
Telefonía Celular del Norte, S.A. de C.V.	—	100.00%	92.00%
Todo para Celulares, S.A. de C.V.	—	100.00%	92.00%
Grupo Corporativo del Norte, S.A. de C.V.	—	100.00%	92.00%
Celular de Telefonía, S.A. de C.V.	—	100.00%	92.00%
Soluciones Celulares, S.A. de C.V.	—	100.00%	92.00%
Enlaces del Norte, S.A. de C.V. (***)	—	100.00%	87.31%
Grupo de Telecomunicaciones Mexicanas, S.A. de C.V.	—	100.00%	92.00%
Pegaso Telecomunicaciones, S.A. de C.V.	—	—	92.00%
Pegaso Comunicaciones y Sistemas, S.A. de C.V.	—	—	92.00%
Pegaso PCS, S.A. de C.V.	—	—	92.00%
Pegaso Recursos Humanos, S.A. de C.V.	—	—	92.00%
Pegaso Finanzas, S.A. de C.V.	—	—	92.00%
Pegaso Finco I, S.A. de C.V.	—	—	92.00%
Telefóníca Móviles Aplicaciones y Soluciones, S.A.	—	—	100.00%

(*)	These Companies were merged with Telefónica Móviles España, S.A. (sole-stockholder company) in July 2000.
(**)	Telefónica Móviles Intercontinental, S.A. was merged with Telefónica Móviles España, S.A. in June 2001 see (Note 2.d).
(***)	Although Celular de Telefonía, S.A. de C.V has a 49.00% economic interest in this entity, Celular de Telefonía, S.A. de C.V. can appoint all the directors and, therefore, can control the day to day operation of this company.

The accounting for each of the companies and businesses were as follows:

Consolidation Method
Year Ended December, 31
Companies	2000		2001		2002
Brasilcel, N.V.	—		—		PI
Tagilo Participações, Ltda.	GI		GI		PI
SudesteCel Participações, S.A.	GI		GI		PI
Tele Sudeste Celular Participações, S.A.	GI		GI		PI
Telerj Celular, S.A.	GI		GI		PI
Telest Celular, S.A.	GI		GI		PI
Portelcom Fixa, S.A.	—		—		PI
TBS Celular Participações, S.A.	GI		GI		PI
Celular CRT Participações, S.A.	GI		GI		PI
Celular CRT, S.A.	GI		GI		PI
Ibero Leste Participações, S.A.	EM		EM		PI
Tele Leste Celular Participações, S.A.	EM		EM		PI
Telebahia Celular, S.A.	EM		EM		PI
Telergipe Celular, S.A.	EM		EM		PI
Intertelecom Ltda.	—		—		PI
Ptelecom Brasil, S.A.	—		—		PI
Portelcom Participações, S.A.	—		—		PI
Telesp Celular Participações, S.A.	—		—		PI
Telesp Celular, S.A.	—		—		PI
Daini do Brasil, S.A.	—		—		PI
Global Telcom Telecom, S.A.	—		—		PI
Inepar S.A. Part. Invest. de Telecom.	—		—		PI
Global Telecom, S.A.	—		—		PI
TES Holding, S.A. de C.V.	GI		GI		GI
Telefónica de El Salvador, S.A. de C.V.	GI		GI		GI
TCG Holdings, S.A.	GI		GI		GI
Telefónica Centroamérica Guatemala, S.A.	GI		GI		GI
Telescucha, S.A.	GI		GI		GI
Telefónica Móviles España, S.A. (sole-stockholder company)	GI		GI		GI
C.G.S. MensaTel, S.A.	—	(*)	—		—
RadioRed 1, S.A.	—	(*)	—		—
Mobipay España, S.A.	—		EM		EM
Main Ito. Superior Tecnología y Empresa, S.L.	—		C		C
Tempos 21, S.A.	—		C		C
Telefónica Móviles Intercontinental, S.A.	GI		—	(**)	—
Grupo 3G, S.R.L.	C		C		C
Nuevo Cosmos	C		C		C
Spiral Investments B.V.	C		GI		GI
3G Mobile A.G.	—		GI		GI
Serea Investments B.V.	C		C		GI
ST 3G, S.A.	C		C		C
Setaber Investments B.V.	—		C		C
Senda Investments B.V.	—		C		C
Iberadvance	C		—		—
Telefónica UK	C		C		C

Consolidation Method
Year Ended December, 31
Companies	2000	2001	2002
3G Mobile Telecommunications GmbH	GI	GI	GI
Solivella Investments	GI	GI	GI
IPSE 2000, S.p.A.	GI	EM	EM
Group 3G UMTS Holding GmbH	GI	GI	GI
Group 3G UMTS GmbH	GI	GI	GI
Opco Mobile Services GmbH	GI	GI	GI
Médi Telecom, S.A.	EM	EM	EM
Telefónica Mobile Solutions, S.A.	GI	GI	GI
Telefónica Mobile Solutions Chile, S.A.C.	—	GI	GI
Telefónica Mobile Solutions Perú, S.A.C.	—	GI	GI
Telefónica Mobile Solutions Brasil, L.T.D.A.	—	GI	GI
Telefónica Mobile Solutions Argentina, S.A.	—	GI	GI
Terra Mobile, S.A. (***)	EM	GI	GI
Terra Mobile Brasil, Ltd.	—	—	GI
Termespa, S.A.U.	—	—	GI
Terra Mobile (Findland) Oy.	—	—	GI
Terra Mobile UK, Ltd.	—	—	GI
Iobox Deutschland GmbH	—	—	GI
Telefónica Móviles U.S.A., Inc.	GI	GI	GI
TELCA Gestión Guatemala, S.A.	GI	GI	GI
TELCA Gestión, S.A. de C.V.	GI	GI	GI
Mobipay International, S.A.	C	EM	EM
Telefónica Móviles Perú Holding, S.A.A.	—	GI	GI
Telefónica Móviles, S.A.C.	—	GI	GI
Telefónica Móviles Argentina, S.A.	—	GI	GI
Telefónica Comunicaciones Personales, S.A.	—	GI	GI
Radio Servicios, S.A.	—	GI	EM
Radio Móvil Digital Argentina, S.A.	—	GI	EM
Telefónica de Centroamérica, S.L.	—	C	C
Telefónica Móviles Holding Uruguay, S.A.	—	C	C
Telefónica Móviles Uruguay, S.A.	—	—	C
Paging de Centroamérica, S.A.	—	C	C
Telefónica Soporte y Tecnología, S.A.	—	C	C
Telefónica Móviles México, S.A. de C.V.	—	—	GI
Telefónica Finanzas México, S.A. de C.V.	—	—	GI
Baja Celular Mexicana, S.A. de C.V.	—	GI	GI
Baja Celular Servicios Corporativos, S.A. de C.V.	—	GI	GI
Tamcel, S.A. de C.V.	—	GI	GI
Movitel de Noroeste, S.A. de C.V.	—	GI	GI
Movicelular, S.A. de C.V.	—	GI	GI
Moviservicios, S.A. de C.V.	—	GI	GI
Corporativo Integral Comunicación, S.A. de C.V.	—	GI	GI
Telefonía Celular del Norte, S.A. de C.V.	—	GI	GI
Todo para Celulares, S.A. de C.V.	—	GI	GI
Grupo Corporativo del Norte, S.A. de C.V.	—	GI	GI
Celular de Telefonía, S.A. de C.V.	—	GI	GI
Soluciones Celulares, S.A. de C.V.	—	GI	GI

Consolidation Method
Year Ended December, 31
Companies	2000	2001	2002
Enlaces del Norte, S.A. de C.V. (****)	—	GI	GI
Grupo de Telecomunicaciones Mexicanas, S.A. de C.V.	—	GI	GI
Pegaso Telecomunicaciones, S.A. de C.V.	—	—	GI
Pegaso Comunicaciones y Sistemas, S.A. de C.V.	—	—	GI
Pegaso PCS, S.A. de C.V.	—	—	GI
Pegaso Recursos Humanos, S.A. de C.V.	—	—	GI
Pegaso Finanzas, S.A. de C.V.	—	—	GI
Pegaso Finco I, S.A. de C.V.	—	—	GI
Telefóníca Móviles Aplicaciones y Soluciones, S.A.	—	—	GI

GI:	Companies combined by the global integration method which is equivalent to consolidation.
PI:	Companies combined by the proportional integration method which is equivalent to consolidation.
EM:	Companies carried by the equity method.
C:	Investments carried by the cost method.

(*)	These Companies were merged to Telefónica Móviles España, S.A. (sole-stockholder company) at July 2000.
(**)	Telefónica Móviles Intercontinental, S.A. was merged with Telefónica Móviles España, S.A. in June 2001 see (Note 2.d)
(***)	Although Telefónica Móviles, S.A. had a 51.00% economic interest in this entity, Telefónica Móviles, S.A. could only appoint four of ten directors and, therefore, can not control the day to day operation of this company.
(****)	Although Celular de Telefonía, S.A. de C.V has a 49.00% economic interest in this entity, Celular de Telefonía, S.A. de C.V. can appoint all the directors and, therefore, can control the day to day operation of this company.

The combined statements for the years ended December 31, 2000, 2001 and 2002 of operations include the revenues and expenses of companies that are no longer in the Group up to the date on which the related holding was sold or the company was liquidated, and those of the new companies included in the Group from the date on which the holding is acquired by Telefónica Group or the company is formed through year-end, except for Telefónica Móviles Argentina, S.A. and Telefónica Móviles Perú Holding, S.A.A., which were contributed to Telefónica Móviles, S.A. by Telefónica, S.A. during 2001, and are not combined in the combined financial statements as of December 31, 2000 under Spanish GAAP.

All the accounts receivable and payable, purchases, sales and gains or losses on transactions between companies combined by the global integration method were eliminated in consolidation.

In accordance with standard practice in Spain, the combined financial statements do not include the tax effect, if any, of transferring the reserves of the combined companies and holdings carried by the equity method to the parent company’s accounts, since it is considered that such reserves will be used to finance the operations of the such companies and that those reserves actually distributed will not give rise to a material additional tax cost.

The equity interests of the minority shareholders in the net worth and results of operations are recorded under the “Minority interests” captions of the combined financial statements (Note 10).

d)  Changes in the combined Group

The main changes in the combined Group in 2000, 2001 and 2002 were as follows:

2000

During 2000, the method of accounting for Médi Telecom, S.A. changed to equity method. In 1999, Médi Telecom, S.A. had been accounted for under the cost method. However, accounting of Médi Telecom, S.A. by the equity method in 1999 would not have been material with respect to Telefónica Móviles Group since this company’s operations began in March 2000.

Telefónica Internacional, S.A. acquired an additional 0.49% of Tele Leste Celular Participações, S.A. for €12 million.

On April 14, 2000, Telefónica Mobile Solutions, S.A., a company wholly owned by Telefónica Móviles, S.A., was incorporated with a capital stock of €60 thousand. This company is consolidated by the global integration method.

On June 21, 2000, Terra Mobile, S.A., which was 51% owned by Telefónica Móviles, S.A. and 49% owned by Terra Networks, S.A., was incorporated with a capital stock of €601 thousand. Although it is the majority stockholder, Telefónica Móviles did not exercise effective control over this company, which is therefore carried by the equity method.

On October 2 and 11, 2000, Telefónica, S.A. and Telefónica Internacional, S.A. subscribed to two capital increases carried out by Telefónica Móviles, S.A. to legal contribute the following companies:

—	Contribution of all the shares of Telefónica Móviles España, S.A. (sole-stockholder company) for €844,459 thousand.

—	Contribution of all the shares of Telefónica Móviles Intercontinental, S.A. for €88,751 thousand. This company has a 30.5% interest in Médi Telecom, S.A. (Morocco).

—	Contribution of 85.19% of Tele Sudeste Celular Participações, S.A., representing 77.66% of voting capital stock, for €376,796 thousand.

—	Contribution of 7.72% of Tele Leste Celular Participações, S.A., representing 20.76% of voting capital stock, for €1,687 thousand.

—	Contribution of 36.65% of Celular CRT Participações, S.A., representing 55.82% of voting capital stock, for €391,668 thousand.

—	Contribution of 51% of TCG Holdings, S.A. for €10,818 thousand.

—	Contribution of 51% of TES Holding, S.A. de C.V. for €44,607 thousand.

Before their legal contribution to Telefónica Móviles, S.A., these businesses were combined in the financial statements as a reorganization of entities under common control (Note 1).

In order to apply Telefónica Móviles, S.A. for the admission of its shares for listing on the New York Stock Exchange (NYSE) and on the Madrid, Valencia, Barcelona and Bilbao Stock Exchanges, as well as its inclusion on the Automatic Quotation System of the Spanish Stock Exchanges, and to evaluate the non-monetary contributions of the wireless businesses of the Telefónica Group to Telefónica Móviles, S.A., described above, the Company requested an independent appraiser to review and validate the valuation of these contributions. These valuations were made based on the net worth of the companies as of June 30, 2000. Since the legal contributions of these companies were performed on October 2, 2000 and October 11, 2000, first consolidation adjustments were recorded in the combined financial statements to reflect the differences generated between the net worth calculated based on the book value of the companies as of June 30, 2000 and the contribution dates. These differences are shown in “Legal contribution of Telefónica, S.A.’s entities” in the notes to the combined financial statements.

On October 9, 2000, Telefónica Móviles, S.A., through its wholly-owned subsidiary Tagilo Participações, Ltda., acquired an additional 0.79% economic interest in Tele Sudeste Celular Participações, S.A., 5.92% of Telest Celular, S.A., 18.92% of Telerj Celular, S.A., an additional 1.76% economic interest in Tele Leste Celular Participações, S.A. and 1% of Telebahia Celular, S.A. for a total of €190.76 million.

At the end of 2000, Tele Sudeste Celular Participações, S.A. and Tele Leste Celular Participações, S.A. acquired, through a capital increase in exchange for shares, the interests in their subsidiaries held by minority shareholders, increasing their interests in these companies to 100%. Following this transaction and the contributions and acquisitions described above, Telefónica Móviles, S.A.’s economic interests in Tele Sudeste Celular Participações, S.A. and Tele Leste Celular Participações, S.A. amounted to 82.01% and 10.75%, respectively, as of December 31, 2000.

The Telefónica Móviles Group made contributions of €1,211 million to the net worth of the German company Group 3G UMTS Holding GmbH, which is 57.2% owned by Telefónica Móviles Intercontinental, S.A. Group 3G UMTS Holding GmbH, through its subsidiary Group 3G UMTS GmbH, obtained a license to operate the Universal Mobile Telecommunications System (UMTS license) in Germany for €8,471 million.

The Telefónica Móviles Group made contributions of €980 million to the net worth of the Italian company, IPSE 2000, S.p.A., which is 45.59% owned by Telefónica Móviles Intercontinental, S.A. This company obtained a license to operate the Universal Mobile Telecommunications System (UMTS license) in Italy for €3,269 million.

In 2000, the Telefónica Móviles Group, through Telefónica Móviles Intercontinental, S.A., acquired 3G Mobile Telecommunications GmbH, an Austrian company with capital stock of €35 thousand, which is wholly owned by the Group. This company obtained a license to operate the Universal Mobile Telecommunications System (UMTS license) in Austria for €117 million.

On December 21, 2000, Mobipay International, S.A., which is 50% owned by Telefónica Móviles, S.A. was incorporated with a capital stock of €30,050 thousand. This company is accounted for under the cost method, since its operations did not begin prior to December 31, 2000.

2001

Mobipay International, S.A. (incorporated on December 21, 2000) was carried in 2001 by the equity method. In 2001, 12% of the holding in this company was sold and, accordingly, Telefónica Móviles, S.A. now owns 38% of the capital stock of Mobipay International, S.A.

In 2001, pursuant to the resolutions adopted by the Stockholders’ Meeting of Telefónica Móviles, S.A., in January, March and July 2001, the holdings detailed below were transferred through capital increases paid for with related nonmonetary contributions carried out by Telefónica, S.A. under the special regime provided for in Chapter VIII of Title VIII of Corporate Income Tax Law 43/1995. These nonmonetary contributions were made as a continuation of the acquisition made by Telefónica, S.A., in 2000 and 2001, and, consequently, the value of these holdings at Telefónica Móviles, S.A., is the same as the value they had at Telefónica, S.A., as detailed below:

—

On January 25, 2001, Telefónica Móviles, S.A. carried out one of the capital increases authorized by the Stockholders’ Meeting on October 26, 2000, for a total amount (including par value plus additional paid-in capital) of €495,783,000 (Note 9.a). Telefónica, S.A. paid the new shares in full through the contribution of shares of the Argentine company Telefónica de Argentina, S.A. (TASA) representing 15.09% of its capital stock. On November 16, 2001, effective for accounting purposes from September 30, 2000, the non-proportional spin-off of Telefónica de Argentina, S.A. was completed, through which Telefónica Móviles, S.A. acquired 97.93% of the capital stock of the beneficiary company of the spin-off, Telefónica Móviles Argentina, S.A., which in turn owns all the shares of Telefónica

Comunicaciones Personales, S.A. The value of the new holding used in the transaction was approximately €1,270,680,000. This company is consolidated by the global integration method.

Despite the fact that in 2000 the financial information of Telefónica Comunicaciones Personales, S.A. was included in the Telefónica Group’s combined financial statements with a difference of three months, i.e. through September 30, 2000, as permitted by the legislation in force, in 2001 the fiscal year-end of this company has been changed for legal purposes and brought into line with that of all the Telefónica Móviles Group companies.

Therefore the combined financial statements as of December 31, 2001 include this company’s balance sheets at that date and its statements of income for the 12-month period then ended, and its earnings for the period from October 1 to December 31, 2000 are recorded under the “Extraordinary Income (expense)” caption, since the amount there is not material.

—	On March 7, 2001, Telefónica Móviles, S.A. carried out one of the capital increases authorized by the Stockholders’ Meeting on October 26, 2000, for a total amount (including par value plus additional paid-in capital) of €253,863,000 (Note 9.a). Telefónica, S.A. paid the new shares in full through the contribution of shares of the Peruvian company Telefónica del Perú, S.A.A. representing 16.45% of its capital stock. On June 15, 2001, effective for accounting purposes from January 1, 2001, the non-proportional spin-off of Telefónica del Perú, S.A.A. was completed through which Telefónica Móviles, S.A. acquired 97.05% of the capital stock of the beneficiary company of the spin-off, Telefónica Móviles Perú Holding, S.A.A., which in turn owns all the shares of Telefónica Móviles, S.A.C. The value of the new holding used in the transaction was approximately €591,810,000. Also, an additional 0.92% of Telefónica Móviles Perú Holding, S.A.A. was acquired on the Peruvian market for €595,000 and, accordingly Telefónica Móviles owns 97.97% of this company’s capital stock. This company is consolidated by the global integration method.

—	On July 5, 2001, Telefónica Móviles, S.A. carried out one of the capital increases authorized by the Stockholders’ Meeting on October 30, 2000, for a total amount (including par value plus additional paid-in capital) of €686,409,000 (Note 9.a). Telefónica, S.A. paid the new shares in full through the contribution of shares which enabled the direct and/or indirect acquisition of the following percentages of ownership of wireless telephony operators in the north of Mexico: all the shares of Telefonía Celular del Norte, S.A. de C.V., Celular de Telefonía, S.A. de C.V., Baja Celular Mexicana, S.A. de C.V. and a 90% holding in Movitel del Noroeste, S.A. de C.V. The value of the new holding used in the transaction was approximately €2,173,740,000. These companies are consolidated by the global integration method.

On February 6, 2001, the Telefónica Móviles Group received official notification of the granting of the UMTS license in Switzerland for a period of 15 years at a cost of €32,508,000. The company which owns the license, 3G Mobile AG, was consolidated by the global integration method.

In April 2001, having obtained authorization from the Brazilian regulator (ANATEL), Banco Bilbao Vizcaya Argentaria, S.A. exercised its sale option vis-à-vis Telefónica Móviles on 131,265,812 shares, accounting for 6.99% of TBS Celular Participações, S.A. Telefónica Móviles paid €39,919,000.

On July 10, 2001, Mobipay España, S.A. which was 20% owned by the Telefónica Móviles Group was incorporated with a capital stock of €60,000. Part of the holding was subsequently sold and, accordingly, the Móviles Group currently holds 13.33% of the capital stock of Mobipay España, S.A. This company is carried in the combined financial statements by the equity method, since it is managed jointly with the other stockholders.

Since October 1, 2001, based on resolutions pursuant to which Telefónica Móviles, S.A. increased its holding in the capital stock of Terra Mobile, S.A. to 80%, the latter company has been consolidated by the global integration method.

Since October 1, 2001, Ipse 2000, S.p.A. has been carried by the equity method. This method is the most appropriate pursuant to the provisions of Article 11.2.b of Royal Decree 1815/1991 enacting the rules for the preparation of financial statements, because since October 1, 2001 certain difficulties have been gradually disclosed which, in practice, have substantially affected management of Ipse 2000, S.p.A by the Telefónica Móviles Group.

On June 30, 2001, Telefónica Móviles, S.A. the sole stockholder of Telefónica Móviles España, S.A., a sole-stockholder company (the absorbing company) and of Telefónica Móviles Intercontinental, S.A. a sole stockholder company (the absorbed company), resolved to merge these companies through the dissolution without liquidation and the transfer en bloc by way of universal succession of all the assets and liabilities of the absorbed company to the absorbing company. Once all the legal requirements had been fulfilled, this resolution was executed in a public deed on November 29, 2001, effective for accounting purposes from January 1, 2001, with respect to the audited balance sheet as of December 31, 2000. This transaction did not have any effect on these combined financial statements, since Telefónica Móviles is the sole stockholder of both companies.

2002

On January 10, 2002, Telefónica Móviles acquired one-third of the shares of each of the following companies owned by Mesotel de Costa Rica, S.A. (Mesotel): TES Holding, S.A. de C.V., Telca Gestión, S.A. de C.V., TCG Holdings, S.A., Telca Gestión Guatemala, S.A., Paging de Centroamérica, S.A. and Telefónica de Centroamérica, S.L. (except for the holdings in Telefónica de Centroamérica Guatemala, S.A.—one share—and Tele-Escucha, S.A.—two shares—, which it acquired in full). The cost of the acquisition was €57,337 thousand.

Also, on July 22, 2002, Telefónica Móviles carried out the capital increase agreed upon by the Stockholders’ Meeting on April 4, 2002, for a total amount (par value plus additional paid-in capital) of €27,658 thousand (Note 9.a). Mesotel subscribed and paid these new shares in full through the contribution of the shares of the following companies still held by it: TES Holding, S.A. de C.V., Telca Gestión, S.A. de C.V., TCG Holdings, S.A., Telca Gestión Guatemala, S.A., Paging de Centroamérica, S.A. and Telefónica de Centroamérica, S.L. Following this capital increase, Telefónica Móviles, S.A. owned all the shares of each of these companies.

On March 5, 2002, Telefónica Móviles sold 2% of its holding in Mobipay International, S.A., thereby reducing its investment in this company to 36%.

On May 24, 2002, Telefónica Móviles, S.A. carried out one of the capital increases agreed upon by the Stockholders’ Meeting on June 1, 2001, for a total (par value plus additional paid-in capital) of €113,196 thousand (Note 9.a). Telefónica, S.A. subscribed and paid these new shares in full through the contribution of shares of the Brazilian company Iberoleste Participações, S.A., which owns a holding in Tele Leste Celular Participações, S.A. Following this capital increase, Tele Leste Celular Paticipações, S.A. was fully consolidated in the consolidated financial statements.

On May 29, 2002, Telefónica Móviles carried out another of the capital increases resolved agreed upon by the Stockholders’ Meeting on June 1, 2001, for a nominal total amount (par value plus additional paid-in capital) of €103,565 thousand (Note 9.a). Telefónica, S.A. paid these new shares in full through the contribution of shares of the Brazilian companies TBS Celular Participações, S.A., Tele Leste Celular Participações, S.A., Tele Sudeste Celular Participações, S.A. and Sudestecel Participações, S.A.

The value for tax purposes used in these two capital increases, which were performed on May 24 and 29, 2002, was approximately €227,955 thousand. Following the aforementioned capital increases, Telefónica Móviles, S.A.’s direct and indirect investments in these companies were as follows: 73.27% in TBS Celular Participações, S.A., 27.71% in Tele Leste Celular Participações, S.A., 83.56% in Tele Sudeste Celular Participações, S.A., 89.50% in Sudestecel Participações, S.A. and 100% in Iberoleste Participações, S.A.

On September 10, 2002, having obtained authorization from the related Mexican authorities, Telefónica Móviles acquired a 65.23% holding in Pegaso Telecomunicaciones, S.A. de C.V. (Mexico) for €92,870 thousand. Subsequently, in order to strengthen its net worth position, Pegaso Telecomunicaciones, S.A. de C.V. carried out a capital increase in which Telefónica Móviles, S.A. paid €211,454 thousand corresponding to its 65.23% holding. The agreements entered into with the Pegaso Group envisaged the integration of the holdings in the northern Mexican companies and in Pegaso Telecomunicaciones, S.A. de C.V. into a single company of which the two groups would be stockholders. This transaction was implemented through the sale of the holdings to Telefónica Móviles Mexico, followed by the conversion of the debt into equity by the creditors, giving Telefónica Móviles a nationwide presence in Mexico. Telefónica Móviles has a holding of 92% in this new Mexican company with a book value of €995.6 million.

On October 17, 2002, pursuant to the resolutions adopted in April 2001, Telefónica Móviles, S.A. acquired from Telefónica, S.A. a 0.63% holding in Celular CRT Participações, S.A. for a total of €11,544 thousand, bringing its direct and indirect investment in this company to 40.90%.

On October 17, 2002, Telefónica Móviles, S.A. acquired a 14.68% holding in Telesp Celular Participações, S.A. from Portugal Telecom SGPS, S.A. for €200,306 thousand.

On December 27, 2002, once Brazilian legislation had been complied with, Telefónica Móviles, S.A. and PT Móveis Serviços de Telecomunicações, SGPS, S.A. (PT Móveis) formed the joint venture Brasilcel, N.V. (Note 18), 50% owned by each company, through the contribution of all the shares directly or indirectly held by the two groups in the wireless communications companies in Brazil:

	% Contributed
Companies Contributed	Telefónica Móviles	PT Móveis	Total
Celular CRT Participações, S.A.	40.90%	7.58%	48.48%
Tele Leste Celular Participações, S.A.	27.70%	—	27.70%
Tele Sudeste Celular Participações, S.A.	83.56%	—	83.56%
Telesp Celular Participações, S.A.	14.68%	50.44%	65.12%

The value of the contribution to Brasilcel, N.V. of the wireless assets owned by Telefónica Móviles, S.A. was €1,898 million. Its balance sheet was proportionally consolidated in the consolidated financial statements and the results for the whole year of the Brazilian companies contributed by Telefónica Móviles were recorded in the consolidated statement of operations when this transfer was made (on December 27, 2002).

e)  Devaluation in Argentina

In view of its international presence, the Telefónica Móviles Group, like other corporations, has been affected by the economic situation in Argentina. As of December 31, 2002 and 2001, the Telefónica Móviles Group’s exposure at the various Argentine companies amounted to €121,731 thousand and €493,548 thousand, respectively, including the asset value assignable to those holdings and the internal financing provided.

As of December 31, 2001, there was no explicit Argentine peso/euro exchange rate that could be taken as representative. Also, pursuant to an executive decision, in early 2002 the Argentine peso was devalued with respect to the euro, an event to which the market reacted subsequently.

Taking into account Spanish accounting legislation, the communications from the Spanish Accounting and Audit Institute regarding the way in which this devaluation should be treated at 2001 year-end and the international accounting rulings in force, in preparing its consolidated financial statements for 2001 the Telefónica Móviles Group used peso/euro and peso/U.S. dollar exchange rates of ARP 1.5149/€1 and ARP

1.7/US$1 at year-end as the inicial representative exchange rates prevailing in the market after December 31, 2001, following the aforementioned devaluation. At 2002 year-end, with the normal currency exchange market re-established, the exchange rate used was ARP 3.5341/€1 (ARP 3.37/US$1). These exchange rates were used to include in the consolidated financial statements the assets and liabilities of the Argentine subsidiaries and associated companies and to assess the status of their assets as regards their solvency, the value of their investments, their viability, the recoverability of goodwill, etc.

In accordance with the foregoing, these consolidated financial statements reflect an adverse impact on consolidated earnings of €36,751 thousand and €42,066 thousand in 2002 and 2001, respectively, and accumulated negative amounts under the “Translation Differences in Consolidation” caption of €393,697 thousand and €254,844 thousand in 2002 and 2001, respectively.

The accompanying consolidated financial statements do not include an adjustment for inflation at the Argentine subsidiaries, although under Argentine accounting regulations these companies are required to record such an adjustment. The uniformity adjustment made is due to the fact that as of December 31, 2002, the indicators established by international accounting regulations in order to determine whether a country can be considered to be highly inflationary for the purposes of recording the adjustment for inflation were not being met. Salaries, prices and interest rates, in particular, were not tied to the CPI, and the cumulative three-year CPI increase is not close to 100%, due largely to the measures to control it taken by the government.

The business plans prepared by the Company envisage the obtainment of sufficient income by the investee to guarantee the recovery of the Telefónica Móviles Group’s net investment in Argentina.

3.     Proposed allocation of loss of the Controlling Company

The Board of Directors will propose for approval by the Stockholders’ Meeting that the loss of the Parent Company for 2002 be offset with a charge to the “Stockholders’ Equity—Additional Paid-in Capital” caption.

4.    Accounting principles

The main accounting principles applied in preparing these combined financial statements were as follows:

a)  Goodwill

The amount paid for the acquisition of significant holdings in excess of the underlying book value of such holdings at the purchase date and not directly allocable to the companies’ assets is recorded as goodwill in consolidation and amortized on a straight-line basis during the period in which such goodwill contributes to the obtainment of revenues by the companies for which the goodwill was recorded. The maximum goodwill amortization period is 20 years.

b)  Translation methods (period-end exchange rate method)

The accounts of the companies domiciled outside the euro zone were translated to euro as follows: assets and liabilities at the year-end exchange rate; capital stock and reserves and first-time consolidation differences, at historical exchange rates; and revenues and expenses, at the average exchange rate for the period. The difference arising between translation by the foregoing methods and translation at year-end exchange rates is reflected under the “Shareholders’ Equity” caption (Translation Differences) in the combined balance sheets (Note 9.c).

Except as indicated in the case of Argentina in Note 2-e, the companies which use accounting methods with adjustments for inflation use the accounting standards in force in the respective countries, which involve valuing the monetary assets and liabilities at their nominal value and adjusting the historical cost of the nonmonetary assets and liabilities by the inflation rate between the date of inclusion of the asset at the company and the date of the year-end closing. This means that the effect of the inflation occurring in the year on the monetary assets and liabilities is included in the statement of operations for the year under the “Financial expenses” or “Financial income” captions. The figures thus adjusted are translated to US$ at the year-end exchange rate and the subsequent translation to euros is made using the translation method described in the previous paragraph.

c)  Start-up expenses

Start-up expenses, which comprise incorporation and capital increase expenses, are recorded at cost and are amortized on a straight-line basis over five years.

d)  Intangible assets

Concessions, patents, licenses, trademarks, etc.

This caption includes the following items:

—	The amount allocable to the licenses to operate the wireless communication services of the companies awarded to the Telefónica Group in the privatization of Telebrás in Brazil. These licenses were recorded at the fair value of these assets at the time of acquisition. The licenses are being amortized over 27 years (the concession period), on the basis of estimated capacity to generate revenues during the concession period.

—	The DCS 1800 MHz licenses, including the amounts paid to the different Spanish public authorities plus the amounts paid for the cost of the deregulation of the radio spectrum that is necessary for the implementation and development of these licenses. The DCS 1800 MHz license is being amortized over 25 years (the concession period) on the basis of estimated capacity to generate revenues during the concession period.

—	Licenses for the provision of Personal Communications Services (PCS) in Argentina. These licenses are being amortized over 20 years, based on the estimated capacity to generate revenues in each period.

—	The Universal Mobile Telecommunication System (UMTS) licenses obtained in Spain, Germany, Italy, Austria and Switzerland. In the case of Spain, due to the unavailability of technology and to the revenue and expense matching principle, the amortization of these licenses will coincide with the beginning of the commercial operation and the amortization will be taken over the term thereof. The amortization method used will be based on the estimated capacity to generate revenues during the concession period. The initial acquisition cost of the investments in the other countries was written down for accounting purposes on the basis of the valuations obtained; the value recorded reflects the current estimate of the realizable value of these businesses (see Note 1).

—	Computer software and other intangible assets are amortized on a straight-line basis over three to five years.

e)  Property, plant and equipment

Property, plant and equipment are carried at the lower of cost or appraisal value and net realizable value.

Cost includes external costs plus internal costs comprising warehouse materials used, direct labour used in installation work and the allocable portion of the indirect cost required for the related investments. The latter two items are recorded as revenue under the “Other revenues” caption.

The costs of expansion, modernization and improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalized.

Upkeep and maintenance expenses are expensed currently.

During all periods presented, the Telefónica Móviles Group has not increased the value of its property, plant and equipment to a higher appraised value. Property, plant and equipment is depreciated using the straight-line method over the estimated useful life of the assets, as follows:

Assets	Years of Estimated Useful Life
Structures	5—15
Wireless network installations	5—10
Computer hardware	4—5
Furniture, installations and others	2—10

f)  Long-term and short-term financial investments

Long-term and short-term financial investments which were not combined by the global integration method or carried by the equity method were recorded in the combined balance sheets at the lower of cost and market value.

The market value was determined as follows:

Listed securities—

The market value was taken to be the lower of average market price in the last quarter or market price at year-end.

As of December 31, 2001 and 2002, the Group had no investments in listed securities.

Unlisted securities—

At cost, net, if appropriate, of the required provisions for decrease in value.

Short-term financial investments were recorded at their face value plus, if appropriate, the accrued interest receivable.

g)  Inventories

Inventories are valued at the lower of weighted average cost and net realizable value.

Provisions have been recorded to reduce obsolete, defective or slow-moving inventories to net realizable value. The allowance for depreciation of inventories, which amounted to €34.03 million and €40.86 million as of December 31, 2001 and 2002, is recorded on the basis of age and turnover.

h)  Corporate income tax

The accrued corporate income tax expense of the Group companies is calculated on the basis of book income before taxes, increased or decreased, as appropriate, by the permanent differences from taxable income, defined as those arising between taxable income and book income before taxes that do not reverse in subsequent periods.

The Spanish companies in which Telefónica, S.A. hads a direct or indirect holding of at least 75% in 2002 and of at least 90% in 2001 are taxed under Spanish corporate income tax under the consolidation tax regime. Telefónica Móviles, S.A. and the Spanish subsidiaries which meet this requirement file consolidated tax returns as part of the Telefónica, S.A. consolidated tax group.

i)  Foreign currency transactions

Fixed-income securities and receivables and payables denominated in foreign currencies are translated into euro from the foreign currencies at the exchange rate prevailing at the transaction date, and are adjusted at period-end to the exchange rates then prevailing.

Exchange differences arising on adjustment of foreign currency accounts payable and receivable to period-end exchange rates are classified by currency and due date, and for this purpose currencies which, although different, are officially convertible are grouped together.

The positive net differences are recorded under “Deferred Revenues—Other deferred revenues” caption on the liability side of the combined balance sheet, unless exchange losses have been charged to income in prior periods, in which case, the net positive differences are credited to period income up to the limit of the negative net differences charged to income in prior years, or in the current year. Negative differences are immediately charged to income.

The positive differences deferred in prior periods are credited to income in the period in which the related accounts receivable and payable fall due or are repaid early, or as negative exchange differences for the same or a higher amount are recognized in each homogeneous group. As of December 31, 2001 and 2002, there were no deferred foreign exchange gains recorded.

Exchange gains or losses arising from specific financing of foreign currency investments in investee companies to hedge the exchange rate risk in these investments have been recorded under “Shareholders’ Equity” caption (Translation Differences) in the combined balance sheet.

These transactions are deemed to be hedging transactions, since the foreign currency in which the financing is denominated is either the same as or matches the functional currency of the investee’s country, and the expected flows of dividends or management fees from the investment are sufficient to ensure full repayment of the loans concerned throughout their term.

Consequently, to ensure consistency in the treatment of the exchange differences on the subsidiaries’ assets and on the liabilities financing such transactions, and to enable the appropriate matching of revenues and expenses, the exchange differences on these loans were allocated, in accordance with international accounting standards, to the “Shareholders’ Equity” caption (Translation Differences). Their effect on the combined financial statements is not material (Note 9.c).

j)  Recognition of revenues and expenses

Revenues and expenses are recognized on an accrual basis, i.e. when the goods and services are actually provided, regardless of when the resulting monetary or financial flow occurs.

However, in accordance with the accounting principle of prudence, foreseeable contingencies and losses, even when probable, are recorded as soon as they become known.

During 2000, Telefónica Móviles España, S.A. (sole-stockholder company) commenced a commercial promotion, in which its customers accumulate “points” based on the amount of airtime consumed. These points can be exchanged for discounts of future handset purchases, airtime or other kinds of services. The services for which users can exchange their points depends on the number of points earned by these users and the nature of the contract that the user has signed with Telefónica Móviles España, S.A. The combined balance sheet as of December 31, 2001 and 2002 includes the related accounting provision based on the estimated valuation of the accumulated points at those dates.

k)  Provision for contingencies and expenses

This caption includes the estimated amount required for probable or certain third-party liability arising from litigation in progress or from outstanding indemnity payments or obligations of undetermined amount to be borne by the Company. These provisions thus constitute a fund enabling the Company to meet expenses, losses or debts when it becomes liable for them. As of December 31, 2002, €2,116,628 thousand had been recorded in this connection. As described in Note 1, €1,699,931 thousand relate to the provision recorded for the value of the investment in Ipse 2000, S.p.A. and the provision for the absorption of losses of minority stockholders of Group 3G UMTS Holding GmbH (see Note 10).

Also, this caption includes the provisions recorded by the companies for severance pay based on employees’ years of service, in accordance with the legislation applicable in each country or with the contractual agreements entered into, and the provisions recorded for probable third-party liability or expenses of undetermined amount.

l)  Long-term debt—Other liabilities

This caption includes mainly, in 2001, debts maturing at over 12 months incurred in connection with the obtainment of third-generation licenses.

m)  Derivatives

Transactions aimed at eliminating or significantly reducing currency, interest rate or market risks on asset and liability positions or on other transactions are treated as hedging transactions. The gains or losses arising over the life of these derivatives are reflected in the statement of operations, using the same recognition method as that used for gains or losses on the related asset or liability being hedged (Note 17).

Non-hedging transactions arranged in organized markets are valued at year-end according to their market value and the resulting gains or losses are allocated in the statements of operations.

n)  Pension plan

Telefónica Móviles, S.A. and its Spanish dependent companies arranged a pension plan pursuant to Pension Plans and Funds Law 8/1987, with the following features:

—	Contribution between 4.51% and 6.87% of the participants’ regulatory salary.

—	Obligatory contribution for participants of a minimum of 2.22% of their salary.

—	Financial and individual interest-method capitalization system.

The plan is assigned to “FONDITEL B, FONDO DE PENSIONES”, managed by the Telefónica Group company Fonditel Entidad Gestora de Fondos de Pensiones, S.A. (“Fonditel”). The amount of the contributions made by the Group in 2002 and 2001 totaled €6,596 thousand and €5,710 thousand, respectively, and these amounts are included under the “Personnel Expenses” caption in the accompanying consolidated statements of operations.

o)  Accrued expenses and other liabilities

Under this caption the Group companies record mainly the amount of purchases by subscribers of prepaid service for recharging or acquisition of cards which, at year-end, has not yet accrued or been recorded as a revenue because the customers of this service have not used all the credits relating to their cards.

5.    Intangible assets

The detail of the balances of the intangible asset accounts and of the variations therein in 2001 and 2002 were as follows:

a)  Cost

	Balance at 12/31/00	Additions	Inclusion / exlusion of Companies	Retirements	Transfers	Translation Differences	Balance at 12/31/01
	Thousands of Euros
Research and development costs	3,029	—	—	(3,203)	3,318	174	3,318
Concessions, licenses and other	13,204,224	433,173	442,333	—	(3,324,228)	(156,101)	10,599,401
Other intangible assets	304,046	269,542	55,864	(36,283)	(43,670)	(9,772)	539,727

Total	13,511,299	702,715	498,197	(39,486)	(3,364,580)	(165,699)	11,142,446

	Balance at 12/31/01	Additions	Inclusion / exclusion of Companies	Retirements	Transfers	Translation Differences	Balance at 12/31/02
	Thousands of Euros
Research and development costs	3,318	—	—	—	5,005	71	8,394
Concessions, licenses and other	10,599,401	128,698	610,211	(9,254,380)	102,110	(204,705)	1,981,335
Other intangible assets	539,727	233,578	78,478	(67,823)	164,299	(38,015)	910,244

Total	11,142,446	362,276	688,689	(9,322,203)	271,414	(242,649)	2,899,973

b)  Amortization of intangible assets

	Balance at 12/31/00	Inclusion / exclusion of Companies	Provisions	Retirements	Transfers	Translation Differences	Balance at 12/31/01
	Thousands of Euros
Research and development	—	—	3,828	(4,129)	733	24	456
Concessions, licenses and other	21,505	31,542	76,076	—	(1,995)	(6,325)	120,803
Other intangible assets	76,262	38,224	100,700	(25,404)	(240)	(6,220)	183,322

Total	97,767	69,766	180,604	(29,533)	(1,502)	(12,521)	304,581

Provisions for amortizations	—	—	17,483	—	—	(7,200)	10,283

	Balance at 12/31/01	Inclusion/ exclusion of Companies	Provisions	Retirements	Transfers	Translation Differences	Balance at 12/31/02
	Thousands of Euros
Research and development	456	—	900	—	4	(8)	1,352
Concessions, licenses and other	120,803	66,650	65,940	(170)	(14,559)	(23,717)	214,947
Other intangible assets	183,322	37,657	179,713	(18,119)	19,780	(18,707)	383,646

Total	304,581	104,307	246,553	(18,289)	5,225	(42,432)	599,945

Provisions for amortizations	10,283	2,680	525	(4,406)	1,523	(5,804)	4,801

The “Inclusion and Exclusion of Companies” column in 2002 “Cost” and “Accumulated Amortization” tables above includes the proportional consolidation of the assets contributed by PT Móveis SGPS, S.A. to Brasilcel, N.V. and the full consolidation of the Pegaso Telecomunicaciones Group. The “Exclusion of Companies” column relating to 2002 includes the effect of the assets of the Brazilian operators contributed by Telefónica Móviles to Brasilcel, N.V., as mentioned in Note 2.d.

The additions to “Concessions, licenses and other” 2001 relate mainly to the acquisition of the Universal Mobile Telecommunication System (UMTS) licenses in Germany, Italy, Austria, Spain and Switzerland.

The “Retirements” column for 2002 includes mainly the effect of the value adjustment of the licenses and other intangible assets for operation of the UMTS system in Germany, Austria and Switzerland (Note 1).

The “transfers” column for 2001 shows the effect of the change in the method used to consolidate Ipse 2000, S.p.A, while the column relating to 2002 reflects the change in the method used to consolidate Tele Leste Celular Participações, S.A., prior to its contribution to Brasilcel, N.V. (Note 2.d).

The “Translation Differences” column shows the effect of the exchange rate fluctuations on the beginning balances of the foreign companies and the monetary correction which certain companies apply to their balances to correct the effect of inflation in accordance with accounting practices in their respective countries. The effect of the exchange rate on the period variations is included in the column relating to each variation.

6.    Property, plant and equipment

The detail of the balances of property, plant and equipment, variations and the related accumulated amortization therein in December 31, 2001 is as follows:

	Balance at 12/31/00	Additions	Retirements	Inclusion/ exclusion of Companies	Translation Differences	Transfers	Balance at 12/31/01
	Thousands of Euros
Cost:
Land and structures	594,744	1,797	(2,650)	71,310	(12,214)	91,793	744,780
Wireless network installations	5,023,992	82,603	(54,115)	1,730,999	(386,901)	691,711	7,088,289
Furniture, installations and other	174,577	99,155	(1,081)	66,310	(9,269)	14,142	343,834
Computer hardware	225,187	120,924	(19,256)	117,089	(35,118)	21,679	430,505
Other property and equipment	82,879	12,441	(679)	9,039	(6,708)	35,953	132,925
Construction in process	452,833	1,102,364	(47,420)	304,407	(107,232)	(1,014,521)	690,431

Total property, plant, and equipment	6,554,212	1,419,284	(125,201)	2,299,154	(557,442)	(159,243)	9,430,764

	Balance at 12/31/00	Provisions	Retirements	Inclusion/ exclusion of Companies	Translation Differences	Transfers	Balance at 12/31/01
	Thousands of Euros
Depreciation:
Land and structures	130,234	52,931	(1,106)	11,996	(5,715)	(968)	187,372
Wireless network installations	2,398,584	867,693	(13,685)	514,761	(171,780)	(23,656)	3,571,917
Furniture, installations and other	51,166	36,199	(379)	18,061	(3,993)	(30)	101,024
Computer hardware	111,085	89,623	(11,041)	48,838	(21,341)	4,393	221,557
Other property and equipment	42,274	17,796	(403)	5,686	(3,491)	(3,690)	58,172

Total depreciation	2,733,343	1,064,242	(26,614)	599,342	(206,320)	(23,951)	4,140,042

Provision for depreciation	—	23,872	—	—	(9,352)	31,788	46,308

Property, plant and equipment, net	3,820,869	331,170	(98,587)	1,699,812	(341,770)	(167,080)	5,244,414

The detail of the balances of property, plant and equipment, variations and the related accumulated amortization therein in December 31, 2002 is as follows:

	Balance at 12/31/01	Additions	Retirements	Inclusion/ exclusion of Companies	Translation Differences	Transfers	Balance at 12/31/02
	Thousands of Euros
Cost:
Land and structures	744,780	1,110	(8,801)	23,827	(47,531)	91,091	804,476
Wireless network installations	7,088,289	54,812	(65,496)	846,486	(1,328,301)	727,707	7,323,497
Furniture, installations and other	343,834	40,204	(64,883)	32,508	(62,351)	25,889	315,201
Computer hardware	430,505	42,647	(12,696)	33,167	(52,116)	38,445	479,952
Other property and equipment	132,925	3,646	(3,381)	50,898	(45,118)	19,755	158,725
Construction in process	690,431	541,901	(40,134)	11,112	(210,363)	(643,515)	349,432

Total property, plant, and equipment	9,430,764	684,320	(195,391)	997,998	(1,745,780)	259,372	9,431,283

	Balance at 12/31/01	Additions	Retirements	Inclusion/ exclusion of Companies	Translation Differences	Transfers	Balance at 12/31/02
	Thousands of Euros
Depreciation:
Land and structures	187,372	54,667	(1,857)	5,875	(10,502)	1,984	237,539
Wireless network installations	3,571,917	767,572	(34,188)	180,099	(597,693)	118,013	4,005,720
Furniture, installations and other	101,024	58,600	(19,698)	325	(25,663)	10,035	124,623
Computer hardware	221,557	91,124	(2,282)	22,508	(30,538)	3,777	306,146
Other property and equipment	58,172	23,239	(2,305)	11,112	(20,667)	(273)	69,278

Total depreciation	4,140,042	995,202	(60,330)	219,919	(685,063)	133,536	4,743,306

Provision for depreciation	46,308	(390)	(11,693)	528	(7,501)	(1,004)	26,248

Property, plant and equipment, net	5,244,414	(310,492)	(123,368)	777,551	(1,053,216)	126,840	4,661,729

The “Inclusion/exclusion of Companies” column in the 2002 “Cost” and “Accumulated Depreciation” tables above includes the proportional consolidation of the assets contributed by PT Móveis SGPS, S.A. to Brasilcel, N.V. and the full consolidation of the Pegaso Telecomunicaciones Group. The “Exclusion of Companies” column relating to 2002 includes the effect of the assets the Brazilian operators contributed by Telefónica Móviles to Brasilcel, N.V., as mentioned in Note 2.d.

The “Retirements” column for 2002 includes mainly the effect of the write-down of the assets due to the halting of operations in Germany, Austria and Switzerland (Note 1).

The “Transfers” column for 2002 shows the effect of the change in the method used to consolidate Tele Leste Celular Participações, S.A., prior to its contribution to Brasilcel, N.V. (Note 2.d).

The “Translation Differences” column shows the effect of the exchange rate fluctuations on the beginning balances of the foreign companies and the monetary correction which certain companies apply to their balances to correct the effect of inflation in accordance with accounting practices in their respective countries. The effect of the exchange rate on the period variations of the year is included in the column relating to each variation.

The detail of the property and equipment owned by Group companies combined by the global integration method outside Spain is as follows:

	12/31/01	12/31/02
	Thousands of Euros
Cost	4,421,441	4,174,872
Accumulated depreciation	(1,499,522)	(1,609,274)

Total property, plant and equipment located abroad	2,921,919	2,565,598

As of December 31, 2001 and 2002 the following items had been fully depreciated:

	12/31/01	12/31/02
	Thousands of Euros
Land and structures	12,796	16,938
Wireless network installations	1,345,961	1,608,102
Furniture, installations and other	50,635	64,396
Computer hardware	102,268	154,072
Other property and equipment	—	—

Total depreciated plant and equipment	1,511,660	1,843,508

The Telefónica Móviles Group companies have taken out insurance policies to cover the possible risks to which their property, plant and equipment are subject.

7.    Long-term financial investments

The main variations in long-term financial investments in 2001 and 2002 were as follows:

a)  Investments in associated companies

	Balance at 12/31/00	Inclusion/ exclusion of Companies	Additions	Translation Differences	Retirements	Transfers	Balance at 12/31/01
	Thousands of Euros
IPSE 2000, S.p.A.	—	—	67,488	—	—	971,085	1,038,573
Médi Telecom, S.A.	119,800	—	(51,465)	(3,570)	—	—	64,765
Tele Leste Celular Participações, S.A.	18,416	—	3,054	(2,645)	—	—	18,825
Mobipay internacional, S.A.	—	—	(1,244)	—	(3,372)	15,025	10,409
Mobipay España, S.A.	—	—	(174)	—	—	2,771	2,597
Terra Mobile, S.A.	(28,231)	—	(38,843)	(197)	—	67,271	—
Other companies carried by the equity method	—	1,436	(3,313)	536	(860)	—	(2,201)

Total	109,985	1,436	(24,497)	(5,876)	(4,232)	1,056,152	1,132,968

	Balance at 12/31/01	Additions	Translation Differences	Retirements	Transfers	Balance at 12/31/02
	Thousands of Euros
IPSE 2000, S.p.A.	1,038,573	(18,871)	—	—	(6,011)	1,013,691
Médi Telecom, S.A.	64,765	(43,237)	(1,565)	—	42,923	62,886
Tele Leste Celular Participações, S.A.	18,825	(3)	(2,113)	—	(16,709)	—
Mobipay internacional, S.A.	10,409	(4,154)	—	(522)	—	5,733
Mobipay España, S.A.	2,597	(588)	(3)	—	—	2,006
Other companies carried by the equity method	(2,201)	(1,558)	2,288	—	—	(1,471)

Total	1,132,968	(68,411)	(1,393)	(522)	20,203	1,082,845

The “Additions” column includes the share in the income or losses of companies accounted for by the equity method, the underlying book value of the investments at the time of acquisition and the share in the capital increases carried out during the year, except in the case of conversions of loans granted in prior years into capital.

b)  Other investments

	Balance at 12/31/00	Inclusion/ exclusion of Companies	Additions	Translation Differences	Retirements	Transfers	Balance at 12/31/01
	Thousands of Euros
Mobipay International, S.A.	15,025	—	—	—	—	(15,025)	—
Tempos 21, S.A.	—	—	5,091	—	—	—	5,091
Mobipay España, S.A.	—	—	—	—	(1,515)	1,515	—
Other Holdings	1,743	162	1,292	(54)	—	(114)	3,029

Total	16,768	162	6,383	(54)	(1,515)	(13,624)	8,120

	Balance at 12/31/01	Additions	Translation Differences	Retirements	Transfers	Balance at 12/31/02
	Thousands of Euros
Tempos 21, S.A.	5,091	—	—	—	—	5,091
Telefónica de Centroamérica, S.L.	258	1,068	—	—	—	1,326
Other Holdings	2,771	36	(291)	(44)	(1,903)	569

Total	8,120	1,104	(291)	(44)	(1,903)	6,986

In 2000, Médi Telecom, S.A. was accounted under the equity method.

8.    Goodwill

The variations in “Goodwill” and in the related accumulated amortization in 2001 and 2002 were as follows:

Thousands of Euro
Balance at 12/31/00	486,063
Inclusion or exclusion of companies	86,504
Period additions	384,984
Amortization	(54,119)
Net transfers	217,561
Write-off (Note 14.d)	(3,245)
Translation difference	(2,011)
Retirements	(3,925)

Balance at 12/31/01	1,111,812
Inclusion or exclusion of companies	428,093
Period additions	695,272
Amortization	(87,096)
Net transfers	(145,452)
Write-off	(399,149)
Translation difference	(38,606)

Balance at 12/31/02	1,564,874

Based on management’s estimates and projections, the estimated revenues attributable to the Group due to the investments which generated goodwill are at least equal to the unamortized amounts of the respective goodwill items in the related periods.

a)  Gross goodwill

	Balance at 12/31/00	Inclusion of Companies	Additions	Translation Differences	Retirements	Transfers	Balance at 12/31/01
	Thousands of Euros
Goodwill on consolidated companies:
Celular CRT, S.A.	285,962	—	—	—	—	35,989	321,951
Telefónica Móviles España, S.A. (sole-stockholder)	14,569	—	—	—	—	—	14,569
Tele Sudeste Celular Participações, S.A.	117,053	—	—	—	—	—	117,053
TES Holding, S.A. de C.V.	4,333	—	—	—	—	—	4,333
Dependent companies of TES Holding, S.A. de C.V.	57,016	—	—	3,374	—	—	60,390
Telefónica Móviles Perú Holding, S.A.A.	—	—	3,438	—	—	—	3,438
Corporativo Integral de Comunicación	—	—	137,860	—	—	—	137,860
Grupo Corporativo del Norte	—	—	230,506	—	—	—	230,506
Grupo Baja Celular	—	—	2,885	—	—	—	2,885
Dependent companies of Mexican companies	—	135,138	10,295	(5,068)	—	—	140,365
Iobox Oy	—	—	—	—	(3,245)	233,451	230,206
Group 3G UMTS Holding, GmbH	2,314	—	—	—	—	—	2,314
TCG Holdings, S.A.	6,154	—	—	—	—	—	6,154
Dependent companies of TCG Holdings, S.A.	3,757	—	—	113	—	—	3,870

Total gross goodwill on companies consolidated	491,158	135,138	384,984	(1,581)	(3,245)	269,440	1,275,894

Goodwill from companies carried by the equity method:
Tele Leste Celular Participações, S.A.	4,564	—	—	—	—	—	4,564
Dependent companies of Telefónica Móviles Argentina, S.A.	—	12,411	—	(4,687)	(4,616)	—	3,108

Total gross goodwill from companies carried by the equity method	4,564	12,411	—	(4,687)	(4,616)	—	7,672

Total gross goodwill in consolidation	495,722	147,549	384,984	(6,268)	(7,861)	269,440	1,283,566

	Balance at 12/31/01	Inclusion of Companies	Additions	Translation Differences	Retirements	Transfers	Balance at 12/31/02
	Thousands of Euros
Goodwill on consolidated companies:
Celular CRT, S.A.	321,951	—	31,673	—	(176,812)	(176,812)	—
Telefónica Móviles España, S.A. (sole-stockholder)	14,569	—	—	—	—	—	14,569
Brasilcel, N.V.	—	268,688	—	—	—	243,651	512,339
Tele Sudeste Celular Participações, S.A.	117,053	—	57,150	—	(60,428)	(113,775)	—
Tele Leste Celular Participações, S.A.	—	—	100,364	—	(6,412)	(93,952)	—
TES Holding, S.A. de C.V.	4,333	—	19,823	—	—	—	24,156
Dependent companies of TES Holding, S.A. de C.V.	60,390	—	—	(9,079)	—	—	51,311
Telefónica Móviles Perú Holding, S.A.A.	3,438	—	—	—	—	—	3,438
Telefónica Móviles México, S.A. de C.V.	—	—	439,040	—	—	342,216	781,256
Corporativo Integral de Comunicación	137,860	—	18	—	(11,030)	(126,848)	—
Grupo Corporativo del Norte	230,506	—	705	—	(18,497)	(212,714)	—
Grupo Baja Celular	2,885	—	—	—	(231)	(2,654)	—
Dependent companies of Mexican companies	140,365	159,405	—	(43,868)	—	—	255,902
Iobox Oy	230,206	—	—	—	(230,206)	—	—
Group 3G UMTS Holding, GmbH	2,314	—	—	—	(2,314)	—	—
TCG Holdings, S.A.	6,154	—	41,402	—	—	—	47,556
Dependent companies of TCG Holdings, S.A.	3,870	—	—	(532)	—	—	3,338

Total gross goodwill on companies consolidated	1,275,894	428,093	690,175	(53,479)	(505,930)	(140,888)	1,693,865

Goodwill from companies carried by the equity method:
Médi Telecom, S.A.	—	—	5,097	—	—	—	5,097
Tele Leste Celular Participações, S.A.	4,564	—	—	—	—	(4,564)	—
Dependent companies of Telefónica Móviles Argentina, S.A.	3,108	—	—	(1,805)	(1,303)	—	—

Total gross goodwill from companies carried by the equity method	7,672	—	5,097	(1,805)	(1,303)	(4,564)	5,097

Total gross goodwill in consolidation	1,283,566	428,093	695,272	(55,284)	(507,233)	(145,452)	1,698,962

b)  Amortization of goodwill

	Balance at 12/31/00	Inclusion of Companies	Provision	Translation Differences	Retirements	Transfers	Balance at 12/31/01
	Thousands of Euros
Amortization on consolidated companies:
Celular CRT, S.A.	4,219	—	18,096	—	—	—	22,315
Telefónica Móviles España, S.A. (sole-stockholder)	180	—	727	—	—	—	907
Tele Sudeste Celular Participações, S.A.	1,593	—	6,329	—	—	—	7,922
TES Holding, S.A.	54	—	240	—	—	—	294
Dependent companies of TES Holding, S.A. de C.V.	2,951	—	4,147	571	—	—	7,669
Telefónica Móviles Perú Holding, S.A.A.	—	—	270	—	—	—	270
Corporativo Integral de Comunicación	—	—	3,444	—	—	—	3,444
Grupo Corporativo del Norte	—	—	5,764	—	—	—	5,764
Grupo Baja Celular	—	—	72	—	—	—	72
Dependent companies of Mexican companies	—	59,230	4,381	(2,320)	—	—	61,291
Iobox Oy	—	—	5,187	—	—	51,879	57,066
Group 3G UMTS Holding, GmbH	—	—	114	—	—	—	114
TCG Holdings, S.A.	84	—	331	—	—	—	415
Dependent companies of TCG Holdings, S.A.	511	—	270	20	—	—	801

Total amortization on companies consolidated	9,592	59,230	49,372	(1,729)	—	51,879	168,344

Amortization on companies carried by the equity method:
Tele Leste Celular Participações, S.A.	67	—	234	—	—	—	301
Dependent companies of Telefónica Móviles Argentina, S.A.	—	1,815	4,513	(2,528)	(691)	—	3,109

Total amortization on companies carried by the equity method	67	1,815	4,747	(2,528)	(691)	—	3,410

Total amortization	9,659	61,045	54,119	(4,257)	(691)	51,879	171,754

	Balance at 12/31/01	Inclusion of Companies	Provision	Translation Differences	Retirements	Transfers	Balance at 12/31/02
	Thousands of Euros
Amortization on consolidated companies:
Celular CRT, S.A.	22,315	—	20,283	—	(21,299)	(21,299)	—
Telefónica Móviles España, S.A. (sole-stockholder)	907	—	728	—	—	—	1,635
Brasilcel, N.V.	—	—	—	—	—	28,953	28,953
Tele Sudeste Celular Participações, S.A.	7,922	—	6,522	—	(7,222)	(7,222)	—
Tele Leste Celular Participações, S.A.	—	—	563	—	(432)	(131)	—
TES Holding, S.A.	294	—	1,176	—	—	—	1,470
Dependent companies of TES Holding, S.A. de C.V.	7,669	—	2,857	(1,446)	—	—	9,080
Telefónica Móviles Perú Holding, S.A.A.	270	—	172	—	—	—	442
Telefónica Móviles México, S.A. de C.V.	—	—	9,954	—	—	21,369	31,323
Corporativo Integral de Comunicación	3,444	—	5,171	—	(690)	(7,925)	—
Grupo Corporativo del Norte	5,764	—	8,671	—	(1,155)	(13,280)	—
Grupo Baja Celular	72	—	107	—	(15)	(164)	—
Dependent companies of Mexican companies	61,291	—	9,597	(13,271)	—	—	57,617
Iobox Oy	57,066	—	18,672	—	(75,738)	—	—
Group 3G UMTS Holding, GmbH	114	—	116	—	(230)	—	—
TCG Holdings, S.A.	415	—	2,035	—	—	—	2,450
Dependent companies of TCG Holdings, S.A.	801	—	472	(155)	—	—	1,118

Total amortization on companies consolidated	168,344	—	87,096	(14,872)	(106,781)	301	134,088

Amortization on companies carried by the equity method:
Tele Leste Celular Participações, S.A.	301	—	—	—	—	(301)	—
Dependent companies of Telefónica Móviles Argentina, S.A.	3,109	—	—	(1,806)	(1,303)	—	—

Total amortization on companies carried by the equity method	3,410	—	—	(1,806)	(1,303)	(301)	—

Total amortization	171,754	—	87,096	(16,678)	(108,084)	—	134,088

In both the “Gross Consolidation Goodwill” table and the “Amortization of Consolidation Goodwill” tables, the “Retirements” and “Transfers” columns include, in 2002, the effect of the corporate transactions described in Note 2.d. relating to Telefónica Móviles México, S.A. de C.V. and Brasilcel, N.V.

In 2002 the goodwill arising on the acquisition of Iobox Oy was written down (Note 14.e) by €154,466 thousand due to the dissolution of Iobox Oy and the closure of its subsidiaries.

The “Transfers” column for 2001 shows the effect of the change in the method used to consolidate Terra Mobile, S.A., while the column relating to 2002 reflects the change in the method used to consolidate Tele Leste Celular Participações, S.A., prior to its contribution to Brasilcel, N.V. (Note 2.d).

9.    Shareholders’ equity

The details of the balances and variations in equity accounts in 2000 and 2001 are as follows:

Total Equity
Thousands of Euros
Balance 12/31/00	5,319,340
Capital increase (Note 9.a)	1,478,947
Income for the period	893,355
Reserves not contributed (Note 9.b)	99,402
Translation differences (Note 9.c)	(302,392)

Balance 12/31/01	7,488,652
Capital increase (Note 9.a)	244,419
Income for the period	(3,724,399)
Reserves not contributed (Note 9.b)	(6,322)
Translation differences (Note 9.c)	(754,767)

Balance 12/31/02	3,247,583

a)  Capital stock

2001

The capital stock of Telefónica Móviles, S.A. as of December 31, 2001, consisted of 4,289,192,356 fully subscribed and paid common shares, of the same series, with a par value of €0.5 each, recorded by the book-entry system, which are listed on the Spanish Continuous Market and on the four Spanish stock exchanges (Madrid, Barcelona, Valencia and Bilbao), and on the New York Stock Exchange.

Pursuant to Royal Decree 8 of January 10, 1997 the prior administrative authorization regime was applicable to the resolution to merge Telefónica Móviles Intercontinental, S.A. (sole-stockholder company) and Telefónica Móviles España, S.A. (sole-stockholder company) adopted by Telefónica Móviles, S.A. as the sole stockholder of the two companies (Note 2.d).

The detail of the capital increases in the year 2001 shown above is as follows:

Thousands of Euros
Telefónica’s shares of Telefónica Móviles Argentina acquired in 2001(1)	495,783
Telefónica’s shares of Telefónica Móviles Perú acquired in 2001(2)	253,863
Telefónica’s shares of operators in Mexico acquired in 2001(3)	686,409
MOS Program(4)	42,892

Balance 12/31/01	1,478,947

(1)	On January 25, 2001, Telefónica Móviles, S.A. carried out one of the capital increases authorized by the Stockholders’ Meeting on October 26, 2000, for a par amount of €87,432,000 through the issue of 174,863,364 shares with a par value of €0.50 each, which were subscribed by Telefónica, S.A. with additional paid-in capital of €408,351,000. Telefónica, S.A. paid the new shares in full through the contribution of shares of the Argentine company Telefónica de Argentina, S.A. (TASA) representing 15.09% of its capital stock. These shares enabled Telefónica Móviles, S.A. to become the owner of the Telefónica Group’s wireless telephony business in Argentina

(2)

On March 7, 2001, Telefónica Móviles, S.A. carried out another of the capital increases authorized by the Stockholders’ Meeting on October 26, 2000, for a par amount of €32,970,000, through the issue of

65,939,564 common shares which were subscribed by Telefónica, S.A. with additional paid-in capital of €220,893,000. Telefónica, S.A. paid these shares in full through the contribution of shares of the Peruvian company Telefónica del Perú, S.A.A. representing 16.45% of its capital stock. These shares enabled Telefónica Móviles, S.A. to become the owner of the Telefónica Group’s wireless telephony business in Peru.

(3)	On July 5, 2001, Telefónica Móviles, S.A. carried out the capital increase authorized by the Stockholders’ Meeting on October 30, 2000, with the issue of 203,360,346 common shares with a par value of €0.5 each. These shares were subscribed by Telefónica, S.A. with additional paid in capital of €584,729,000. Telefónica, S.A. paid these new shares in full through the contribution of certain shares which enabled the direct and/or indirect acquisition of the following percentages of ownership in wireless telephony operators in the north of Mexico: all the shares of Telefonía Celular del Norte, S.A. de C.V., Celular de Telefonía, S.A. de C.V., Baja Celular Mexicana, S.A. de C.V. and 90% of Movitel del Noroeste, S.A. de C.V.

(4)	On October 11, 2001, Telefónica Móviles, S.A. carried out another of the capital increases authorized by the Stockholders’ Meeting on October 26, 2000, the objective of which is the coverage of the stock options plan of Telefónica Móviles, S.A. (MOS Program), through the issue of a total of 21,445,962 common shares with a par value of €0.5 each. These shares were subscribed and paid 50% by Banco Bilbao Vizcaya Argentaria, S.A. and 50% by Caja de Ahorros y Pensiones de Barcelona with additional paid-in capital of €32,169,000 (Note 18).

The Stockholders’ Meeting on June 1, 2001, adopted the following resolutions:

—	To authorize the Board of Directors, pursuant to the provisions of Article 153.1.b) of the Spanish Corporations Law, to increase the capital stock, once or several times, within the limits and under the terms and conditions established by the Stockholders’ Meeting (authorized capital). This authorization was considered null and void by a subsequent authorization, of similar content, approved by the Stockholders’ Meeting on April 4, 2002.

—	To delegate to the Board of Directors, under the provisions of Article 319 of the Mercantile Register Regulations, the power to issue nonconvertible, exchangeable and/or convertible debentures, within the limits and under the terms and conditions established by the Stockholders’ Meeting. This authorization was rendered null and void by the similar authorization subsequently adopted by the Stockholders’ Meeting on April 4, 2002.

—	To authorize the Board of Directors for the derivative acquisition of shares in the company, within the limits and under the terms and conditions established by the Stockholders’ Meeting, within a maximum period of 18 months from June 1, 2001, provided that the par value of the shares acquired, added to those already owned by the Company or its subsidiaries, does not exceed 5% of capital stock. Availing itself of this authorization, which remains in force, in January 2002 the Company acquired a total of 7,333,180 of its accionesshares, which were immediately exchanged for shares of Central American companies, pursuant to the acquisition agreement between the Company and Mesotel de Centroamérica, S.A. This authorization was rendered null and void by the similar authorization subsequently adopted by the Stockholders’ Meeting on April 4, 2002.

—	Two capital increases for a total nominal amount of €13,401 thousand, as consideration for certain shares in the following Brazilian companies: TBS Celular Participações, S.A., Sudestecel Participações, S.A., Tele Sudeste Celular Participações, S.A., Tele Leste Celular Participações, S.A. and Iberoleste Participações, S.A. Powers were delegated to the Board of Directors to carry them out within a year. These capital increases were carried out on May 24 and 29, 2002.

—	Two capital increases for a total amount of €74,740 thousand, to be subscribed and paid in full by the stockholders of the Brazilian company Celular CRT Participações, S.A., who will accept the tender offer, prepared by the Company, to acquire all the shares of this Brazilian company.

Because certain of the conditions upon which the effectiveness of the offer depended were not met, in September Telefónica Móviles resolved to cancel the offer. Accordingly, the capital increases authorized by the Stockholders’ Meeting on June 1, 2001 as items III and IV on the agenda were rendered void and the Board of Directors did not carry them out.

The stockholder structure of Telefónica Móviles, S.A. as of December 31, 2001, was as follows:

Stockholder	Number of Shares	% of Ownership
Telefónica, S.A.	3,048,118,079	71.07%
Telefónica Internacional, S.A.	927,917,620	21.63%
Remaining stockholders	313,156,657	7.30%

Total	4,289,192,356	100.00%

2002

The capital stock of Telefónica Móviles, S.A. as of December 31, 2002, consisted of 4,330,550,896 fully subscribed and paid common shares, of the same series, with a par value of €0.5 each, recorded by the book-entry system, which are listed on the Spanish Continuous Market and on the four Spanish stock exchanges (Madrid, Barcelona, Valencia and Bilbao), and on the New York Stock Exchange.

In 2002 the following capital increases were carried out:

(1)	On May 24, 2002, Telefónica Móviles, S.A. carried out one of the capital increases agreed upon the Stockholders’ Meeting on June 1, 2001, increasing the par value of the capital by €6,998 thousand through the issuance of 13,996,173 new common shares of €0.50 par value each, which were subscribed in full by Telefónica, S.A., with additional paid-in capital of €106,198 thousand. Telefónica, S.A. fully paid the new shares in full through the contribution of shares of the Brazilian company Iberoleste Participações, S.A., which owns a holding in Tele Leste Celular Participações, S.A.

(2)	On May 29, 2002, Telefónica Móviles, S.A. carried out another of the capital increases agreed on by the Stockholders’ Meeting on June 1, 2001, increasing the par value of the capital by €6,403 thousand through the issuance of 12,805,321 new common shares of €0.50 par value each, which were subscribed in full by Telefónica, S.A., with additional paid-in capital of €97,162 thousand. Telefónica, S.A. fully paid the new shares in full through the contribution of shares of the Brazilian companies TBS Celular Participações, S.A., Tele Leste Celular Participações, S.A., Tele Sudeste Celular Participações, S.A. and Sudestecel Participações, S.A.

The value for tax purposes used in these two transactions, which were performed on May 24 and 29, 2002, was approximately €227,955 thousand.

(3)	On July 22, 2002, Telefónica Móviles carried out the capital increase agreed upon by the Stockholders’ Meeting on April 4, 2002, increasing the par value of the capital by €7.278 thousand through the issuance of 14,557,046 new common shares of €0.50 par value each, which were subscribed by the Mesotel Group, with additional paid-in capital of €20,380 thousand. Mesotel paid the new shares in full through the contribution of the shares of the following companies owned by it: TES Holding, S.A. de C.V., Telca Gestión, S.A. de C.V., TCG Holdings, S.A., Telca Gestión Guatemala, S.A., Paging de Centroamérica, S.A., and Telefónica de Centroamérica, S.L.

The stockholder structure of Telefónica Móviles, S.A. as of December 31, 2002, was as follows:

Stockholder	Number of Shares	% of Ownership
Telefónica, S.A.	3,074,802,440	71.00%
Telefónica Internacional, S.A.	927,917,620	21.43%
Other stockholders	327,830,836	7.57%

TOTAL at 12/31/02	4,330,550,896	100%

On April 4, 2002, the Stockholders’ Meeting adopted, inter alia, the following resolutions:

—	To authorize the Board of Directors, pursuant to Article 153.1.b) of the Spanish Corporations Law, to increase the capital stock, at once or several times within the limits, and under the terms y and conditions establecished by the Stockholders’ Meeting (authorized capital). As of the date of preparation of these consolidated financial statements, the Board of Directors had not made use of this authorization, which remains in force.

—	To delegate to the Board of Directors, pursuant to Article 319 of the Mercantile Registry Regulations, the power to issue nonconvertible and/or convertible debentures, within the limits and under the terms and conditions established by the Stockholders’ Meeting. As of the date of preparation of these consolidated financial statements, the Board of Directors had not made use of this authorization, which remains in force.

—	To authorize the Board of Directors for the derivative acquisition of shares of the Company, within the limits and under the terms and conditions established by the Stockholders’ Meeting within a maximum period of 18 months from April 4, 2002, provided that the par value of the shares acquired, in addition to those already owned by the Company or its subsidiaries, does not exceed 5% of capital stock.

—	To opt for application for an indefinite period to Telefónica Móviles, S.A., and to its investees belonging to the Telefónica, S.A. tax group, of the consolidated tax regime during the tax periods following 2004.

—	To increase capital through the exchange of shares by increasing the par value by €7.278 thousand through the issuance of 14,557,046 new common shares of €0.50 par value each. As described earlier, this capital increase was carried out on July 22, 2002, being subscribed by the Mesotel Group.

b)  Reserves not contributed

Under this caption is included the difference between the value of the companies transferred to Telefónica Móviles, S.A. during 2001 and 2002, and their value at the date of their effective transfer.

c)  Translation Differences

The “Translation Differences” caption relates mainly to the effect of exchange rate fluctuations on the net assets of the companies located abroad and the effect of the adjustment for inflation to the results assets contributed by companies which use this accounting method (Note 4.b). In this connection, negative differences of €290,209 thousand and €789,296 thousand arose in 2001 and 2002, respectively, of which €254,844 thousand and €138,853 thousand, respectively, relate to the effect of the devaluation in Argentina (Note 2.e).

This caption also includes the exchange gains or losses arising from foreign currency-denominated transactions for the specific financing of investments in investee companies performed by the Parent Company to hedge the exchange rate risk on these investments (Note 4.i). Exchange losses of €12,183 thousand arose in this connection in 2001, as a result of the adjustment of €288.203 thousand to loans relating to these investments. In 2002 exchange gains of €34,529 thousand were generated as a result of the adjustment of €205,593 thousand to loans relating to these investments.

d)  Legal Reserve

Under the revised Corporations Law, 10% of income for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of capital stock. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital stock amount. Otherwise, until the legal reserve exceeds 20% of capital stock, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose. Since Telefónica Móviles, S.A. incurred losses for in 2002 and 2001, no appropriations were made to the legal reserve in either year.

10.    Minority interests

The balance of €1,198,328 thousand and €(14,417) thousand of minority interests as of December 31, 2001 and 2002, respectively, relates to the following direct and indirect economic interests of non-Group stockholders in the equity of the companies detailed below:

Company	12/31/01	12/31/02
Tele Sudeste Celular Participações, S.A.	17.98%	—
TES Holding, S.A. de C.V.	49.00%	—
TCG Holdings, S.A.	49.00%	—
Celular CRT Participações, S.A.	61.80%	—
Goup 3G UMTS Holding GmbH	42.80%	42.80%
Terra Mobile, S.A.	20.00%	20.00%
Telefónica Móviles Perú Holding, S.A.A.	2.03%	2.03%
Telefónica Móviles Argentina, S.A.	2.07%	2.07%
Telefónica Móviles México, S.A. de C.V.	—	8.00%
Movitel del Noroeste, S.A. de C.V.	10.00%	—
Movicelular, S.A. de C.V.	10.00%	—
Moviservicios, S.A. de C.V.	10.00%	—
Grupo de Telecomunicaciones Mexicanas, S.A. de C.V.	26.01%	—

The breakdown of this balance as of December 31, 2001 and 2002, by company, is as follows:

Company	Capital Stock	Reserves and Translation Differences	Income (Loss)	Total 12/31/01
	Thousands of Euros
Tele Sudeste Celular Participações, S.A.	51,801	40,015	17,159	108,975
TES Holding, S.A. de C.V.	70,559	(22,766)	(15,686)	32,107
TCG Holdings, S.A.	54,860	(30,459)	(26,691)	(2,290)
Terra Mobile, S.A.	26,523	(26,481)	(6,046)	(6,004)
Telefónica Móviles Perú Holding, S.A.A.	5,241	138	391	5,770
Telefónica Móviles Argentina, S.A.	8,877	968	(14,413)	(4,568)
Movitel del Noroeste, S.A. de C.V.	2,242	4,550	(451)	6,341
Celular CRT Participações, S.A.	38,946	96,499	25,832	161,277
Group 3G UMTS Holding GmbH	912,847	(751)	(21,775)	890,321
Ipse 2000, S.p.A.	—	4,189	(4,189)	—
Other companies	6	8,876	(2,483)	6,399

Total	1,171,902	74,778	(48,352)	1,198,328

Company	Capital Stock	Reserves and Translation Differences	Income (Loss)	Variación %	Total 12/31/02
	Thousands of Euros
Tele Sudeste Celular Participações, S.A.	30,429	(5,250)	5,646	(30,825)	—
TES Holding, S.A. de C.V.	49,010	(29,285)	(3,206)	(16,519)	—
TCG Holdings, S.A.	75,310	(75,818)	(3,431)	3,939	—
Terra Mobile, S.A.	60,049	(32,325)	(46,250)	—	(18,526)
Brasilcel, N.V.	—	133,595	—	118,459	252,054
Tele Leste Celular Participações, S.A.	59,586	(27,217)	(1,650)	(30,719)	—
Telefónica Móviles Perú Holding, S.A.A.	4,493	408	(79)	—	4,822
Telefónica Móviles Argentina, S.A.	3,134	(7,917)	(6,925)	—	(11,708)
Telefónica Móviles México, S.A. de C.V.	149,951	(3,048)	(13,637)	—	133,266
Movitel del Noroeste, S.A. de C.V.	—	5,541	(854)	(4,687)	—
Celular CRT Participações, S.A.	27,633	(2,773)	32,055	(56,915)	—
Group 3G UMTS Holding GmbH	4,057,896	(116,221)	(4,324,117)	—	(382,442)
Subsidiaries of telefónica Móviles México, S.A. de C.V.	—	(92)	(939)	4,784	3,753
Other companies	—	5,061	(600)	(97)	4,364

Total	4,517,491	(155,341)	(4,363,987)	(12,580)	(14,417)

The variations in minority interests in 2001 and 2002 were as follows:

Company	Balance at 12/31/00	Inclusion of Companies	Transfers	Additions	Income (Loss) for the Year	Translation Differences	Other Variations	Dividends Paid	Balance at 12/31/01
	Thousands of Euros
Tele Sudeste Celular Participações, S.A.	107,863	—	—	—	17,159	(11,714)	(48)	(4,285)	108,975
TES Holding, S.A. de C.V.	45,172	—	—	—	(15,686)	2,621	—	—	32,107
TCG Holdings, S.A.	(1,448)	—	—	28,133	(26,691)	(2,284)	—	—	(2,290)
Celular CRT Participações, S.A.	164,311	—	—	—	25,832	(17,885)	(3,931)	(7,050)	161,277
Group 3G UMTS Holding GmbH	905,726	—	—	6,370	(21,775)	—	—	—	890,321
Terra Mobile, S.A.	—	—	—	—	(6,046)	24	18	—	(6,004)
Telefónica Móviles Perú Holding, S.A.A.	—	7,537	—	—	391	480	(2,638)	—	5,770
Telefónica Móviles Argentina, S.A.	—	12,002	—	—	(14,413)	(2,025)	(132)	—	(4,568)
Movitel del Noroeste, S.A. de C.V.	—	7,098	—	—	(451)	(306)	—	—	6,341
IPSE 2000, S.p.A.	1,169,984	—	(1,165,795)	—	(4,189)	—	—	—	—
Other companies	7,200	(288)	—	406	(2,483)	618	946	—	6,399

Total	2,398,808	26,349	(1,165,795)	34,909	(48,352)	(30,471)	(5,785)	(11,335)	1,198,328

Company	Balance at 12/31/01	Inclusion of Companies	Transfers	Additions	Income (Loss) for the Year	Translation Differences	Other Variations	Dividends Paid	Balance at 12/31/02
	Thousands of Euros
Tele Sudeste Celular Participações, S.A.	108,975	—	(30,825)	8,019	5,646	(48,631)	(40,256)	(2,928)	—
Tele Leste Celular Participações, S.A.	—	—	107,885	—	(1,650)	(49,079)	(57,156)	—	—
Subsidiaries of Brasilcel, N.V.	—	82,923	118,459	—	—	—	50,672	—	252,054
TES Holding, S.A. de C.V.	32,107	—	—	—	(3,206)	(1,667)	(27,234)	—	—
TCG Holdings, S.A.	(2,290)	—	—	—	(3,431)	1,014	4,707	—	—
Celular CRT Participações, S.A.	161,277	—	(56,915)	11,803	32,055	(82,664)	(63,715)	(1,841)	—
Group 3G UMTS Holding GmbH	890,321	—	—	3,051,354	(4,324,117)	—	—	—	(382,442)
Terra Mobile, S.A.	(6,004)	—	—	33,546	(46,250)	182	—	—	(18,526)
Telefónica Móviles Perú Holding, S.A.A.	5,770	—	—	—	(79)	(869)	—	—	4,822
Telefónica Móviles Argentina, S.A.	(4,568)	—	—	—	(6,925)	(215)	—	—	(11,708)
Telefónica Móviles México, S.A. de C.V.	—	166,132	—	—	(13,637)	(19,229)	—	—	133,266
Subsidiaries of Telefónica Móviles México, S.A. de C.V.	—	—	4,784	—	(939)	(92)	—	—	3,753
Movitel del Noroeste, S.A. de C.V.	6,341	—	(4,687)	—	(854)	(800)	—	—	—
Other companies	6,399	—	(97)	—	(600)	(779)	(559)	—	4,364

Total	1,198,328	249.055	138.604	3.104.722	(4.363,987)	(202,829)	(133.541)	(4.769)	(14,417)

In 2001 the “Transfers” column includes the change in the method used to consolidate Ipse 2000, S.p.A., whereas in 2002 it includes the change in the method used to consolidate Tele Leste Celular Participações, S.A., prior to its contribution to Brasilcel, N.V. (Note 2.c).

Based on the matters indicated in Note 1, a provision was recorded under the “Provisions for Contingencies and Expenses” caption for the account receivable from the minority stockholder of Group 3G UMTS Holding GmbH as of December 31, 2002.

11.    Transactions with Telefónica Group companies

The breakdown of the balances receivable from and payable to the Telefónica Group as of December 31, 2001 and 2002 is as follows:

	12/31/01		12/31/02
	Receivable	Payable	Receivable	Payable
	Thousands of Euros
Telefónica, S.A.	301,606	8,469,150	1,787,705	6,142,187
Telefónica de España, S.A.	371,840	146,352	155,190	107,574
Telefónica Sistemas, S.A.	1,905	3,408	380	2,047
Telefónica Internacional, S.A.	12,694	10,067	2,689	12,833
Telefónica I+D, S.A.	120	21,456	197	21,219
Terra Networks, S.A.	3,708	6,202	—	—
Terra Networks España, S.A.	—	—	4,429	129
Telefónica Telecomunicaciones Públicas, S.A.	35,279	60	5,193	—
Telefónica Data España, S.A.	—	4,598	152	2,315
Telefónica Larga Distancia, Inc.	11,209	—	34,172	—
Telefónica Ingeniería	—	2,080	35	4,188
Telesp Participações, S.A.	138	1,328	12,239	2,759
Telelefonía y Finanzas, S.A. (Telfisa)	2,628,334	498,395	644,105	389,952
Teleinformática y Comunicaciones, S.A.	34,829	14,112	15,381	6,650
Zeleris España, S.A.U.	—	5,127	190	3,262
Zeleris Soluciones Integrales, S.I.	—	3,324	—	5,931
Atento Holding de Telecomunicaciones, S.A.	48	9,592	3	48
Atento Teleservicios España, S.A. (Sole-Stockholder Company)	—	—	1,365	12,360
Atento Argentina, S.A.	—	—	850	862
Telestento del Perú SAC	—	—	—	15
Atento El Salvador, S.A. de C.V.	—	—	—	106
Atento do Brasil, S.A.	—	—	—	376
Atento Mexicana, S.A.	—	—	—	2,715
Ipse 2000, S.p.A.	38,549	—	231,722	—
Telefónica Argentina, S.A.	62,109	58,004	—	—
Advance Telecomunicaciones, S.A.	—	4,580	—	—
Telefónica del Perú, S.A.A.	16,810	141,238	31,202	72,740
Iberoleste Participações, S.A.	—	—	—	—
Tele Leste Celular Participações, S.A.	4,339	—	2,755	—
Telebahia Celular, S.A.	2,031	1,442	195	117
Telergipe Celular, S.A.	192	126	27	25
ST 3G, S.A.	6,383	—	—	—
Mobipay International, S.A.	—	66	—	—
Medi Telecom, S.A.	93,259	162	54,961	108
Telefónica Móviles de Chile, S.A.	—	—	2,626	174
CRT Celular, S.A.	—	—	485	104
Grupo Telesudeste Participações, S.A.	—	—	12,900	183
Tele Brasil Sul Celular Participações, S.A.	—	—	3,351	—
Seguros de Vida y Pensiones Antares, S.A.	—	—	—	260
Emergia Guatemala, S.A.	—	—	4,029	4,298
Emergia Uruguay, S.A.	—	—	—	1,545
Other Telefónica Group companies	8,324	10,404	6,248	5,802

Total	3,633,706	9,411,273	3,014,776	6,802,884

The breakdown of the accounts payable by concepts, is as follows:

	2001		2002
	Short Term	Long Term	Short Term	Long Term
	Thousands of Euros
Loans and credit facilities	6,130,547	1,872,922	523,875	6,025,870
Consolidated corporate income tax	959,420	—	2,175	7
For purchases, services and others	448,384	—	250,957	—

Total	7,538,351	1,872,922	777,007	6,025,877

The breakdown of the loans granted by the Telefónica Group as of December 31, 2001 and 2002, is as follows:

	2001		2002
Company	Short-Term	Long-Term	Short-Term	Long-Term
	Thousands of Euros
Telefónica Móviles, S.A.:
Credit lines in euros by Telefónica, S.A.	4,098,195	—	166,039	763,789
Credit lines in US$ by Telefónica, S.A.	109,681	—	97,225	362,069
Credit lines in Swiss francs by Telefónica, S.A.	42,305	—	—	—
Loan in euros by Telefónica, S.A.	225,956	922,193	160,000	3,939,394
Loans in US$ by Telefónica, S.A.	944,981	412,319	—	478,595
Other financial debts	—	—	24,190	70,961
Telefónica Móviles España, S.A. (sole-stockholder company):
Loan in euros by Telefónica, S.A.	98,338	32,869	30,051	—
Multicurrency credit line by TELFISA-IEB	25,717	365,265	25,723	339,545
Credit line in euros by Telefónica, S.A.	489,783	—	—	—
Terra Mobile, S.A.:
Credit line in euros by Telfisa	71,544	—	8,239	—
Credit line in euros by Terra Networks, S.A.	6,202	—	—	—
Telefónica Móviles Argentina, S.A.:
Loan in US$ by Telefónica, S.A.	4,520	—	—	—
Loan with Advance in US$	4,580	—	—	—
Telefónica Móviles Perú Holding, S.A.A.:
Loan in US$ by Telefónica del Perú, S.A.A.	—	140,276	—	71,517
Telefónica Mobile Solutions, S.A. (sole-stockholder company):
Credit line in euros by Telfisa	8,745	—	12,408	—

Total	6,130,547	1,872,922	523,875	6,025,870

All the loans and credit lines detailed above bear interest at market rates. The average market interest rate of the loans and credit lines described above in 2002 and 2001 were 4.60% and 5.15%, respectively.

Of the outstanding balance payable to Telefónica Group companies as of December 31, 2001, €2,134,360 thousand were repaid in 2002 and the outstanding balance of €3,276,519 thousand at that date was restructured to long term. Also, in 2002 Telefónica, S.A. granted additional financing to Telefónica Móviles for the repayment of the debts of various subsidiaries to non-Telefónica Móviles Group entities. €1,845,612 thousand was drawn down against this financing, of which €363,018 thousand were repaid within the year.

As of December 31, 2002 and 2001, credit lines had been granted by the Telefónica Group totaling €3,195 million and €5,367 million, respectively, of which €1,170 million and €112 million, respectively, were denominated in U.S. dollars.

€1,409 million and €4,821 million had been drawn down against the aforementioned credit lines as of December 31, 2002 and 2001, respectively, of which €459 million and €110 million, respectively, relate to the credit lines denominated in U.S. dollars.

As of December 31, 2002 and 2001, the Group had a working capital deficiency. In accordance with the 2003 budget, the short-term debt will be restructured in order to lengthen its average life and, accordingly, no liquidity problems are expected to arise in the coming year.

Telefónica Móviles, S.A., Telefónica Móviles España, S.A. (sole-stockholder company), Telefónica Mobile Solutions, S.A. (sole-stockholder company) and Terra Mobile, S.A. centralize all their cash balances at the Telefónica Group company Telefonía y Finanzas, S.A. (Telfisa), through transfers from (to) the banks with which it has current accounts. The balances with Telfisa earn and bear interest at market rates.

The main transactions with Telefónica Group and associated companies in 2000, 2001 and 2002 were as follows:

	2000
	Revenues	Interest Earned	Financial Expenses	Purchases and Outside Services
	Thousands of Euros
Telefónica, S.A.	270	—	78,288	15,031
Telefónica de España, S.A.	1,065,438	—	—	546,001
Atento Holding de Telecomunicaciones, S.A. (Former Estratel, S.A.)	595	—	—	33,254
Telefónica Sistemas, S.A.	1,863	—	—	—
Servicios de Teledistribución, S.A.	12	—	—	30
Teleinformática y Comunicaciones, S.A.	82,302	—	—	—
Telefonía y Finanzas, S.A.	—	17,014	19,292	58,460
Telefónica Telecomunicaciones Públicas, S.A. (Former Cabitel, S.A.)	133,322	—	—	1,322
Terra Networks, S.A.	5,175	12,255	—	—
Telefónica Sistemas Distribución, S.A.	—	—	—	11,845
Other	12,773	—	—	20,965

Total	1,301,750	29,269	97,580	686,908

	2001
	Operating Revenues	Financial Revenues	Financial Expenses	Purchases and Outside Services
	Thousands of Euros
Telefónica, S.A.	2,602	—	173,921	27,166
Telefónica de España, S.A.	960,718	—	—	482,366
Telefónica Sistemas, S.A.	661	—	—	1,238
Telefónica I + D, S.A.	685	—	—	16,179
Terra Networks, S.A.	379	—	1,989	12
Terra Networks México, S.A. de C.V.	—	—	—	2,534
Telefónica Telecomunicaciones Públicas, S.A.	69,537	—	—	42
Telefónica Servicios de Distribución, S.A.	54	—	—	10,854
Telefónica Publicidad e Información, S.A.	1,491	—	—	745
Telefónica Data España, S.A.	811	—	—	2,140
Telefónica Gestión de Servicios Compartidos, S.A.	12	—	—	4,874
Inmobiliaria Telefónica, S.A.	—	—	—	1,857
Zeleris Soluciones Integrales, S.I.	—	—	—	4,321
Venturini España, S.A.	—	—	—	1,328
Telelefonía y Finanzas, S.A.	—	79,171	22,586	—
Atento Holding de Telecomunicaciones, S.A.	30	—	—	31,595
Atento do Brasil, S.A.	—	—	—	25,898
Atento Argentina, S.A.	4,183	—	—	10,013
Atento Guatemala, S.A.	—	—	—	2,266
Teleinformática y Comunicaciones, S.A.	102,136	—	—	38,561
Terra Mobile, S.A.	1,851	20,909	—	—
Tele Leste Celular Participações, S.A.	3,654	—	—	871
Telebahia Celular, S.A.	4,363	—	—	—
Telergipe Celular, S.A.	6	—	—	—
Telefónica del Perú, S.A.A.	127,986	—	11,359	41,386
Telefónica Internacional, S.A.	84	—	20,080	1,028
Radio Móvil Digital Argentina, S.A.	—	336	—	—
Telinver, S.A.	2,699	—	—	138
Advance Telecomunicaciones, S.A.	282	—	—	385
Telesp Participações, S.A.	—	—	—	3,078
Telefónica Argentina, S.A.	39,595	96	247	115,857
Ipse 2000, S.p.A.	5,109	—	—	—
Medi Telecom, S.A.	1,983	—	—	—
Other Telefónica Group companies	5,892	—	—	2,747

Total	1,336,803	100,512	230,182	829,479

	2002
	Operating Revenues	Financial Revenues	Financial Expenses	Procurements and Outside Services
	Thousands of Euros
Telefónica, S.A.	2,762	—	268,103	32,089
Telefónica de España, S.A.	937,859	—	—	461,297
Telefónica Internacional, S.A.	69	—	—	2
Telefónica I + D, S.A.	669	—	—	15,585
Terra Networks España, S.A.	3,709	—	—	393
Telefónica Telecomunicaciones Públicas, S.A.	50,410	—	—	170
Telefónica Servicios de Distribución, S.A.	3	—	—	11,779
Zeleris España, S.A. (Sole-Stockholder Company)	266	—	—	13,273
Telefónica Datacorp, S.A. (Sole-Stockholder Company)	358	—	—	5,720
Telefónica Data España, S.A.	852	—	—	897
Telefónica Data Argentina, S.A.	91	—	30	123
Telefónica Gestión de Servicios Compartidos España, S.A.	69	—	—	3,216
Telefónica Gestión de Servicios Compartidos Guatemala, S.A.	—	—	—	1,355
Telefónica Gestión de Servicios Compartidos El Salvador, S.A. de C.V.	—	—	—	1,446
Telefónica Gestión de Servicios Compartidos de Perú, S.A.	—	—	—	4,387
Telefónica Gestión de Servicios Compartidos México, S.A.	1,250	—	—	2,174
Telesp Participações, S.A.	14,527	—	—	4,113
Telesp Celular Participações, S.A.	—	—	—	2,646
Telefonía y Finanzas, S.A. (Telfisa)	3	68,413	26,769	—
Teleinformática y Comunicaciones, S.A.	243,268	—	—	35,077
Atento Holding de Telecomunicaciones, S.A.	24	—	—	52
Atento Teleservicios España, S.A. (Sole-Stockholder Company)	2,937	—	—	35,927
Atento Argentina, S.A.	15	140	—	5,703
Atento de Guatemala, S.A.	—	—	—	1,265
Teleatento del Perú SAC	111	—	—	2,778
Atento El Salvador S.A. de C.V.	—	—	—	2,478
Atento Do Brasil, S.A.	—	—	—	23,665
Atento Mexicana S.A.	—	—	—	8,891
Ipse 2000, S.p.A.	1,851	10,425	—	—
Telefónica Argentina, S.A.	1,143	—	86	31,591
Telefónica del Perú, S.A.A.	121,565	—	7,239	27,820
Tele Leste Celular Participações, S.A.	793	—	—	—
ST 3G, S.A.	1,012	344	—	—
Mobipay International, S.A.	203	—	—	—
Medi Telecom, S.A.	2,540	2,879	—	—
Telefónica Móviles de Chile, S.A.	3,387	—	—	43
Inmobiliaria Telefónica, S.L.	95	—	—	4,010
Seguros de Vida y Pensiones Antares, S.A.	12	—	—	980
Emergia Guatemala	1,915	—	—	6,883
Other Telefónica Group companies	3,150	2,248	405	5,620

Total	1,396,918	84,449	302,632	753,448

The Company has entered into Technical Capacity Transfer and Business Management and Support contracts with Telefónica El Salvador, S.A. de C.V., Telefónica Centroamérica Guatemala, S.A. and Telefónica Móviles, S.A.C. Under these contracts the Company receives a fee equal to 1% of the services billed for transactions and 9% of the operating revenues of the aforementioned companies. Also, in October 2000 the Company was subrogated to Telefónica Internacional, S.A.’s consulting services contracts with the Brazilian companies Telerj Celular, S.A., Telest Celular, S.A., Telebahia Celular, S.A., Telergipe Celular, S.A. and Celular CRT, S.A. Under these contracts, the Company is entitled to receive a fee ranging from 1% to 2% of the revenues received for services billed for transactions of these companies. Lastly, the Telefónica Móviles Group has entered into a Management Contract with Medi Telecom, S.A. under which it receives a fee equal to 1% of the gross revenues or 4.5% of income before interest and taxes of Médi Telecom, S.A., depending on the operating revenues achieved by the company.

12.    Payable to Banks and other Financial Institutions

The breakdown of the payables to banks and other financial institutions as of December 31, 2001 and 2002 is as follows:

			Maturity
			12/31/01		12/31/02
	12/31/01	12/31/02	Short-Term	Long-Term	Short-Term	Long-Term
	Thousands of Euros
Borrower:
Telefónica Móviles España, S.A. (sole stockholder company)	4,411	2,324	4,411	—	2,324	—
Celular CRT, S.A.	214,038	82,362	17,393	196,645	18,066	64,296
Tele Sudeste Celular Participações, S.A.	214,394	56,501	82,261	132,133	25,211	31,290
Tele Leste Celular Participações, S.A.	—	48,137	—	—	12,385	35,752
Telesp Celular Participações, S.A.	—	607,573	—	—	284,674	322,899
TES Holding, S.A. de C.V.	88,872	30,161	86,546	2,326	30,161	—
TCG Holdings, S.A.	43,122	9,834	31,715	11,407	—	9,834
Telefónica Móviles Argentina, S.A.	103,759	20,642	79,592	24,167	13,624	7,018
Telefónica Móviles Perú Holding, S.A.A.	11,816	9,961	132	11,684	177	9,784
Corporativo del Norte Group	17,111	15,942	17,111	—	15,942	—
Baja Celular Group	78,119	53,492	59,603	18,516	53,492	—
Pegaso Telecomunicaciones, S.A. de C.V.	—	17,627	—	—	10,030	7,597
Telefónica Móviles Aplicaciones y Soluciones, S.A.	—	220	—	—	220	—

Total	775,642	954,776	378,764	396,878	466,306	488,470

All the loans to Group companies bear interest at the market rates. Some of these loans are subject to certain conditions. At the date of preparation of these financial statements, all of these conditions had been met.

The Group’s total payables to banks and other financial institutions as of December 31, 2002 matures as follows:

	Maturity
	2003	2004	2005	2006	2007	Subsequent Years	Total
	Thousands of Euros
Borrower:
Telefónica Móviles España, S.A. (sole stockholder company)	2,324	—	—	—	—	—	2,324
Celular CRT, S.A.	18,066	16,686	18,999	—	—	28,611	82,362
Tele Sudeste Celular Participações, S.A.	25,211	24,770	6,520	—	—	—	56,501
Tele Leste Celular Participações, S.A.	12,385	10,727	—	—	—	25,025	48,137
Telesp Celular Participações, S.A.	284,674	233,802	29,760	9,595	49,742	—	607,573
TES Holding, S.A. de C.V.	30,161	—	—	—	—	—	30,161
TCG Holdings, S.A.	—	9,834	—	—	—	—	9,834
Telefónica Móviles Argentina, S.A.	13,624	7,018	—	—	—	—	20,642
Telefónica Móviles Perú Holding, S.A.A.	177	480	873	1,141	1,408	5,882	9,961
Corporativo del Norte Group	15,942	—	—	—	—	—	15,942
Baja Celular Group	53,492	—	—	—	—	—	53,492
Pegaso Telecomunicaciones, S.A. de C.V.	10,030	7,597	—	—	—	—	17,627
Telefónica Móviles Aplicaciones Y Soluciones, S.A.	220	—	—	—	—	—	220

Total	466,306	310,914	56,152	10,736	51,150	59,518	954,776

As of December 31, 2001 and 2002, there were no credit lines other than those granted by the Telefónica Group disclosed in Note 11.

Loans by currency

The detail of the domestic and foreign-currency loans as of December 31, 2001 and 2002 is as follows:

	Outstanding Balance Currency of Loans		12/31/01	12/31/02
	12/31/01	12/31/02
	(Millions)		Thousands of Euros
Telefónica Móviles España, S.A. (sole stockholder company)
Euros	4	2	4,411	2,324

			4,411	2,324

Celular CRT, S.A.
U.S. dollar	191	86	214,038	82,362
Brazilian reais	—	—	—

			214,038	82,362

Tele Sudeste Celular Participações, S.A.
U.S. dollar	191	59	214,394	56,501

			214,394	56,501

Tele Leste Celular Participações, S.A.
U.S. dollar	—	50	—	48,137

			—	48,137

Telesp Celular Participações, S.A.
Euros	—	—	—	230,100
U.S. dollar	—	396	—	377,473

			—	607,573

TES Holding, S.A. de C.V.
U.S. dollar	79	32	88,872	30,161
El Salvador colons	—	—	—	—

			88,872	30,161

TCG Holdings, S.A.
U.S. dollar	27	—	30,717	—
Quetzals	87	80	12,405	9,834

			43,122	9,834

Telefónica Móviles Argentina, S.A.
U.S. dollar	92	22	103,759	20,642

			103,759	20,642

Telefónica Móviles Perú Holding, S.A.A
U.S. dollar	11	10	11,816	9,961

			11,816	9,961

Corporativo del Norte Group
U.S. dollar	15	17	17,111	15,942

			17,111	15,942

Baja Celular Group
U.S. dollar	63	56	70,138	53,492
Mexican Pesos	65	—	7,981	—

			78,119	53,492

Pegaso Telecomunicaciones, S.A. de C.V.
U.S. dollar	—	18	—	17,627

			—	17,627

Telefónica Móviles Aplicaciones y Soluciones, S.A.
Chilean pesos	—	166	—	220
			—	220

Total			775,642	954,776

13.    Tax Matters

The Company files consolidated corporate income tax returns and, accordingly, is not obliged to pay its tax debt, and all the tax credits and tax bases up to the limit of the deduction for the consolidated group, are transferred to Telefónica, S.A., and a balance receivable from or payable to the parent company is recorded for the tax loss or tax debt, respectively, of the individual company, which is recorded under the “Current Assets—Loans to Telefónica Group Companies” caption if a tax loss is reported by Telefónica Móviles, S.A. or under the “Current Liabilities—Payable to Telefónica Group companies” caption if a tax debt is transferred to the parent company.

The corporate income tax expense was calculated by aggregating the corporate income tax or similar expenses recorded by companies reporting taxable income. The tax amounts were determined in accordance with the tax regulations in effect in each country and on the basis of the income or loss reflected in the individual financial statements, the sum of which does not necessarily coincide with consolidated income.

The years open for review by the tax inspection authorities vary at each Group company, based on each country’s tax legislation and on their respective statute-of-limitations periods. No material liabilities are expected to arise in the event of a tax audit of the open years.

a)  Prepaid and deferred taxes

The details as of December 31, 2001 and 2002 of the Telefónica Móviles Group’s prepaid and deferred taxes, and of the variations therein in the periods then ended, are as follows:

	Prepaid Taxes		Deferred Taxes
	Short Term	Long Term	Short Term	Long Term
	Thousands of Euros
Balance as of December 31, 2000	2,999	61,472	3,197	15,482
Reversal	(2,975)	(62,000)	—	(202,589)
Arising in the year	202,433	162,069	225,440	178,465
Inclusion of companies and other	—	107,322	—	129,265

Balance as of December 31, 2001	202,457	268,863	228,637	120,623
Reversal	—	(288,246)	(187,709)	(78,589)
Arising in the year	—	955,584	85,220	10,056
Inclusion of companies and other	(202,457)	(41,504)	—	8,918
Transfers	—	241,791	—	(2,503)

Balance as of December 31, 2002	—	1,136,488	126,148	58,505

b)  Accrued taxes payable and tax receivables

The details of “Accrued taxes payable” and “Tax receivables” captions as of December 31, 2001 and 2002 are as follows:

	Balance at 12/31/01	Balance at 12/31/02
	Thousands of Euros
Accrued taxes payable:
Personal income tax withholdings	20,141	11,450
VAT and Canary Islands general indirect tax	62,818	19,784
Withholdings from income from movable capital and other	9,404	5,299
Deferred Taxes	228,637	126,148
Accrued social security taxes	7,675	6,910
Foreign taxes	118,664	189,984
Other	3,270	3,369

Total	450,609	362,944

	Balance at 12/31/01	Balance at 12/31/02
	Thousands of Euros
Tax receivables:
Prepaid taxes	202,457	—
VAT and Canary Islands general indirect tax	8,769	4,413
Foreign taxes	166,442	201,289
Others	56	2,484

Total	377,724	208,186

c)  Reconciliation of income per books to the taxable income and determination of the expense incurred

The reconciliation of net income as reported to taxable income for corporate income tax purposes for 2000, 2001 and 2002, the determination of the corporate income tax expense incurred and the net tax payable for those periods are as follows:

	12/31/00	12/31/01	12/31/02
	Thousands of Euros
Income before tax and minority interests (per books)	1,013,161	1,473,771	(10,219,207)
Permanent differences	695,786	(804,214)	3,571,472
Timing differences	29,678	539,925	2,009,759

Taxable income	1,738,625	1,209,482	(4,637,976)

Gross tax payable	608,520	423,319	(1,523,937)
Tax credits and tax relief	(298,066)	—	—

Corporate income tax payable	310,454	423,319	(1,523,937)

Effect of timing differences and deferred revenues	(57,088)	(188,974)	(703,415)
Spanish corporate income tax expense	253,366	234,345	(2,227,352)
Accrued foreign taxes and other	94,506	394,423	96,531

Total income tax	347,872	628,768	(2,130,821)

The permanent differences arose mainly from the results obtained by the companies located outside Spain, the amortization of goodwill in consolidation and the attributable results of associated companies. These last two items, which arose in consolidation, do not form part of the individual tax bases resulting from the tax calculation at each Group company.

The main timing differences arose from the period provision for bad debts and the period provision for diminution in value of property, plant and equipment which are not deductible for tax purposes in the period.

d)  Accrual of investment tax credit

The effect of this accrual on the corporate income tax expense (Note 4.h) is as follows:

Thousands of Euros
Balance at December 31, 2000	35,610
Reversal	(15,386)
Arising in the year	4,640

Balance at December 31, 2001	24,864
Reversal	(19,950)
Arising in the year	15,261

Balance at December 31, 2002	20,175

14.    Revenues and Expenses

a)  Personnel expenses

The breakdown of “Personnel expenses” is as follows:

	12/31/00	12/31/01	12/31/02
	Thousands of Euros
Wages and salaries	191,488	380,567	396,998
Social security costs and other personnel expenses	79,208	153,264	149,383

Total	270,696	533,831	546,381

In 2000 this caption included the expense arising from the stock option plan of Telefónica, S.A. known as TOP, which was allocable to the Group companies’ employees. This plan was tied to the appreciation of the share value of Telefónica, S.A. and was approved by its Board of Directors at the proposal of the Appointments and Compensation Committee, in a meeting on March 26, 1999.

The term of this plan was four years and three months from the launch date and the number of beneficiaries was approximately 450 people throughout the Telefónica Group, 81 of them of Telefónica Móviles Group companies.

This incentive plan involved the grant to participating executives of the following number of options on shares of Telefónica, S.A. for every share deposited and assigned to the plan:

—	10 type A options, with an exercise price equal to the share market price on the date of its implementation (€46.18).

—	10 type B options, with an exercise price equal to the share market price on the date of its implementation increased by 50% (€69.27).

The beneficiaries might exercise the rights under this plan from the second year of its term, at a rate of one third for each year in arrears, i.e., in the second, third and fourth year.

The rights granted to the Telefónica Group executives under this incentive plan were not negotiable or transferable, and Telefónica, S.A. expressly reserved the right to settle the plan upon expiration thereof through the delivery of shares or cash.

The approval and implementation of this incentive plan was notified to the Spanish National Securities Market Commission (CNMV) and made public through the Full Information Memorandum, verified and registered in the Spanish National Securities Market Commission’s Official Register on June 29, 1999 (Chapter VI, pages 16 et seq.).

To cover the economic risks and obligations arising from implementation of this incentive plan as a result of the increase in the market price of Telefónica shares, the required hedging contracts were entered into with various banks and distributed to the subsidiaries and investees depending on the executives working for them that have availed themselves to the program.

The “Personnel expenses” caption includes charges associated with the TOP allocable to Telefónica Móviles Group employees in the amounts of €2.00 million in 2000.

In 2001, the “personnel expenses” caption do not include the expense arising from the above mentioned TOP stock option plan of Telefónica, S.A., as the Stockholders’ Meeting of Telefónica Móviles, S.A. had approved on October 26, 2000 a corporate stock option plan for all the Telefónica Móviles Group executives and employees, known as MOS, which will be implemented in 2002 (Notes 18).

The number of employees, by categories, as of December 31, 2000, 2001 and 2002 is the following:

	12/31/00	12/31/01	12/31/02
Executives	787	1,867	1,940
Technical staff	2,196	5,937	5,090
Clerical and support staff	4,110	5,655	7,819

Total	7,093	13,459	14,849

b)  Financial expense and income

The detail of financial expense is as follows:

	12/31/00	12/31/01	12/31/02
	Thousands of Euros
Interest on payables to Telefónica’s Group companies (Note 11)	97,580	230,182	302,632
Other interest on payables and loans	146,123	138,155	117,191
Variation in financial investments, provisions and other	—	—	—
Exchange losses	60,768	346,532	502,160

Total	304,471	714,869	921,983

The detail of financial income is as follows:

	12/31/00	12/31/01	12/31/02
	Thousands of Euros
Revenues from securities and loans	89,671	138,335	124,146
Exchange gains	19,936	248,475	481,641

Total	109,607	386,810	605,787

In addition to the operating transactions performed by the companies combined by the global integration method in the currencies of their respective countries, the Group’s other transactions in foreign currencies related mainly to the payment of interest and repayment of loans, the amounts of which are shown in Notes 11 and 12.

c)  Breakdown of net income by accounting method

The detail of the Telefónica Móviles, S.A. controlling company’s equity in the income of the Group companies was as follows:

	12/31/00	12/31/01	12/31/02
	Thousands of Euros
Companies combined by global integration method	739,472	1,012,548	(3,564,922)
Companies carried by equity method	(94,701)	(119,193)	(159,477)

Total	644,771	893,355	(3,724,399)

The contributions to Group earnings by the companies combined by the global integration method in 2000, 2001 and 2002 were as follows:

	12/31/00	12/31/01	12/31/02
	Thousands of Euros
Company:
Telefónica Móviles España, S.A. (sole stockholder company)	774,350	1,037,629	(3,350,288)
Telefónica Móviles U.S.A., Inc.	(703)	(571)	(100)
Telefónica Mobile Solutions, S.A. (sole stockholder company)	120	1,052	(12,150)
TCG Holdings, S.A.	(20,326)	(27,785)	(17,386)
TES Holding, S.A. de C.V.	(12,447)	(16,328)	(12,620)
Celular CRT Participações, S.A.	12,116	15,518	21,180
Tele Sudeste Celular Participações, S.A.	39,745	78,264	41,694
Telerj Celular, S.A.	10,416	—	—
Telest Celular, S.A.	805	—	—
Tele Leste Celular Participações, S.A.	—	—	(559)
IPSE 2000, S.p.A.	240	(3,504)	—
Group 3G UMTS Holding GmbH	(1,004)	(29,107)	(5,788,960)
3G Mobile AG	—	(6,803)	(126,293)
3G Mobile Telecomunications GmbH	—	(3,720)	(164,057)
Telefónica Móviles, S.A.C.	—	12,904	(3,809)
Telefónica Móviles Soluciones y Aplicaciones, S.A.	—	—	476
Telefónica Comunicaciones Personales, S.A.	—	(696,146)	(326,066)
Corporativo Integral de Comunicación, S.A. de C.V.	—	(8,829)	(12,246)
Telefónica Móviles Group México	—	—	(143,934)
Grupo Corporativo del Norte, S.A. de C.V.	—	(14,857)	(28,530)
Baja Celular Mexicana, S.A. de C.V.	—	(11,407)	(15,418)
Terra Mobile, S.A.	—	(24,179)	(185,000)
Holding companies and other consolidation adjustments	(63,840)	710,417	6,559,144

Total	739,472	1,012,548	(3,564,922)

The breakdown, by company, of the income contributed by the companies carried by the equity method in 2000, 2001 and 2002 was as follows:

	12/31/00	12/31/01	12/31/02
	Thousands of Euros
Company:
Tele Leste Celular Participações, S.A.	(721)	920	—
Terra Mobile, S.A.	(28,428)	(38,843)	—
Médi Telecom, S.A.	(65,552)	(66,905)	(55,341)
Mobipay International, S.A.	—	(1,244)	(4,154)
Mobipay España, S.A.	—	(174)	(588)
Ipse 2000, S.p.A.	—	(9,634)	(97,836)
Other	—	(3,313)	(1,558)

Total	(94,701)	(119,193)	(159,477)

d)  Extraordinary income (expense)

The detail of extraordinary income is as follows:

	12/31/00	12/31/01	12/31/02
	Thousands of Euros
Capital subsidies	391	421	348
Income for halting of UMTS operations in Europe (Note 1)	—	—	17,629
Gains on fixed assets and financial investments disposals	6,599	1,328	1,955
Prior years incomes	6	7,549	5,605
Over provision for pension plan (Note 4.o)	—	22,250	2,690
Recovery of insurances claims	—	11,407	872
Overprovision for contingencies and other expenses	—	16,967	—
Tax recovered		12,988	46,464
Other extraordinary revenues	11,647	4,007	12,663

Total	18,643	76,917	88,226

The detail of extraordinary expenses is as follows:

	12/31/00	12/31/01	12/31/02
	Thousands of Euros
Expenses for halting of UMTS operations in Europe (Note 1)	—	—	2,581,098
Period provisions for contingencies and other	24,215	8,805	3,262
Losses on fixed assets disposals	15,103	77,446	9,383,619
Prior years expenses	583	—	4,034
Write-off goodwill (Note 8)	—	3,245	154,466
Change in Subsidiaries’ Fiscal Year End	—	41,392	—
Insurances claims	—	3,215	279
Shortfall in pension fund	—	6,371	—
Penalties and fines	—	—	4,701
Severance cost, Indemnities, etc	—	11,540	17,519
Subsidies and voluntary donations	—	1,334	—
Other extraordinary expenses	29,983	24,274	15,150

Total	69,884	177,622	12,164,128

The caption “Prior years expenses” reflects additional allowances for doubtful accounts

In January 2001, there was an earthquake in El Salvador, where Telefónica Móviles’ subsidiary TES Holding, S.A. de C.V. is located. This subsidiary has an insurance policy covering its property, plant and equipment against this kind of risk. However, the Group decided to record a provision in 2000 to cover the losses that might arise in the future from this disaster and which are not covered by the insurance policy (Note 4.k). As of December 31, 2001, this provision had been used for the purpose for which it was recorded.

The caption “Change in Subsidiaries’ Fiscal Year End” reflects the losses of Telefónica Comunicaciones Personales, S.A. for the period from October 1 to December 31, 2000, as this company has changed in 2001 its fiscal year-end for legal purposes, and the earnings of period exceeding the common 12-month period should be considered as an extraordinary item (Note 2.d).

e)  Foreign currency transactions

In addition to the operating transactions carried out by the companies combined by the global integration method in the currencies of the related countries, there are other foreign currency transactions carried out by the Group which relate mainly to the payment of interest and the repayment of loans, the amounts of which are shown in Note 11.

15.    Contingencies

a)  Guarantees

The most significant guarantees provided as of December 31, 2001 and 2002 are as follows:

—	On July 7, 1995, as a result of the definitive guarantee for the awarding of the GSM Automatic Wireless Telephone license, Telefónica Móviles España, S.A. (sole-stockholder company) provided a guarantee of €24 million to the former Ministry of Public Works, Transport and Environment.

—	Due to the granting of the license for the provision of the DCS 1800 MHz personal wireless communications service, on July 21, 1998, Telefónica Móviles España, S.A. had to provide a definitive guarantee of €12 million to the Ministry of Development.

—	On April 5 and 7, 2000, as a result of the final guarantee required for the award of the UMTS license, Telefónica Móviles España, S.A. (Sole-Stockholder Company) provided a guarantee of €1,100 million to the Ministry of Development. As of January 20, 2003, the guarantees amounted to €721 million, since guarantees of €379 million were released because certain of the established objectives had been fulfilled. Telefónica Móviles España, S.A. has requested the release of a further €90 million of guarantees, pending verification by the Ministry of Science and Technology of the fulfillment of the commitments relating to this amount.

—	Also, Telefónica Móviles España began conversations with this Ministry, which have given rise to the commencement of an administrative proceeding, with a view to changing the current system of guarantees, replacing all the guarantees in force for one or several guarantees, the overall amount of which, according to the proposed resolution prepared by the Ministry itself, would not exceed €203 million. These new guarantees would also secure all the commitments assumed in relation to the UMTS license and, accordingly, the guarantees would have to be provided again should they be totally or partially executed due to the failure to fulfill any of the commitments that they are securing.

A Ministerial Order has not yet been approved in this connection.

—	Under the agreements entered into with Pegaso Telecomunicaciones, S.A. de C.V. in Mexico, Pegaso Telecomunicaciones, S.A. de C.V. has approximately US$603 million of accounts payable to suppliers. Of those US$603 million, US$280 million would be paid early should Pegaso begin to provide wireless telephony services using a technology other than that currently used by Pegaso Telecomunicaciones, S.A. de C.V. The possible early debt payment is guaranteed by Telefónica Móviles.

—	On December 30, 2002, Telefónica Móviles, S.A. arranged a counterguarantee with Telefónica, S.A. for the obligation of Newcomm Wireless Services INC in Puerto Rico regarding a bridge loan of US$60 million granted by ABN AMRO which matures on June 30, 2003.

Group management considers that the probability of any unforeseen liabilities, which might arise from the guarantees provided, is remote.

b)  Litigation

Telefónica Móviles, S.A. and its Group companies are involved in various lawsuits relating to civil, labor, administrative, tax and antitrust law. The Company considers that it may be reasonably concluded that in an adverse outcome of these lawsuits, would not have a material effect on the economic and financial position or the solvency of the Group. However, although the Company and its legal advisers consider reasonably that a favorable decision will be handed down at second instance, it should be noted that in December 2002 a decision was handed down in the intellectual property proceedings against Pegaso, a subsidiary of Telefónica Móviles in Mexico, ordering it to repair the material damage caused by the violation of intellectual property rights with respect to “Club R.C. Pegaso” and “Pegaso Club de Radio Control” trademarks (and logos) for an amount that could represent 40% of the revenues from all sales of cordless wireline or wireless telephony equipment and accessories, sales to the public of fixed cordless wireline or wireless telephony services and sales to the public of services relating to sporting activities. The related appeal was filed by Pegaso on January 2, 2003, in due time and form.

c)  Environmental matters

The Telefónica Móviles Group, through its investees, and in line with its environmental policy, has been undertaking various activities and projects relating to environmental matters. Throughout 2002 it incurred expenses and made investments for scantly significant amounts which were recorded in the consolidated statement of operations and consolidated balance sheet, respectively.

As regards the current systems implemented by the Group to reduce the environmental impact of its plant, systems were brought into service for, inter alia, reducing emissions into the atmosphere, treating and recycling water, measuring effluents, reducing noise and vibrations, etc. The cost of these items was included in the cost of the plant in which they are located.

As regards possible environmental contingencies, there are sufficient internal control mechanisms which are periodically supervised, either in-house or by prestigious outside firms. No significant contingencies have been disclosed in this connection.

d)  Fees paid to auditors

The fees paid in 2002 to the various member firms of the Deloitte & Touche international organization, to which Deloitte & Touche España, S.L., the auditors of Telefónica Móviles consolidated Group, belongs, amounted to €4,011 thousand.

The detail of the foregoing amount is as follows:

Thousands of Euros
Audit of financial statements	1,614
Other audit services	508
Work additional to or other than audit services	1,889

TOTAL	4,011

The fees paid to other auditors in 2002 amounted to €381 thousand, the detail being as follows:

Thousands of Euros
Audit of financial statements	178
Work additional to or other than audit services	203

TOTAL	381

These fees include the amounts paid in connection with the fully consolidated Spanish and foreign Telefónica Móviles Group companies.

16.    Directors’ remuneration and other benefits

Board of Directors’ compensation is regulated by Article 20 of the Corporate Bylaws, the current wording of which was approved by the Company’s Stockholders’ Meeting on June 1, 2001.

In 2000, 2001 and 2002, the members of the Board of Directors of Telefónica Móviles España, S.A. (sole-stockholder company), Telefónica Internacional, S.A., Telefónica Móviles Intercontinental, S.A. and Telefónica Móviles, S.A. received a total of €2.40 million, €2.06 million and €2,59 million, respectively. The compensations paid to the members with executive functions in Telefónica, S.A. are paid to Telefónica, S.A.

The pension commitments to directors with executive functions arise solely from their status as employees and amounted to €5 thousand in 2001 and €8 thousand in 2002. There are no pension commitments to the other Board members.

17.  Financial derivatives

The Group used derivatives to hedge interest rate and exchange risks in uncovered positions and to adapt its debt structure to market conditions.

As of December 31, 2002, the total outstanding balance of derivatives transactions arranged to hedge on-balance-sheet exposure to fluctuations in interest rates and exchange rates amounted to €3,898 million (€2,726 million as of December 31, 2001), of which €610 million (€589 million as of December 31,2001) related to interest rate risk and €3,288 million (€2,137 million as of December 31, 2001) to currency risk.

The detail, by type, of the derivative notional values arranged by the Group as of December 31, 2001 is as follows:

	Equivalent Value in Euros	Group Pays		Group Receives
		Value	Currency	Value	Currency
	Amounts in Millions
Type of Risk:
Euro interest rate swaps:	576

From floating to fixed	391
From fixed to floating	185
Currency interest rate swaps:	13

— From fixed to floating	13
BRL/BRL	13	28	BRL	28	BRL
Currency swaps:	1,932

— From floating to fixed	54
US$/BRL	54	43	US$	112	BRL
— From fixed to floating	450
BRL/US$	450	889	BRL	401	US$
— From floating to floating	1,065
€/US$	1,065	1,008		€949	US$
— From fixed to fixed	363
€/US$	329	316		€293	US$
Dirham/€	34	349	Dirham	34	€
Exchange rate options:	37

— Bought	12
BRL/US$	12	32	BRL	11	US$
— Sold	25
BRL/US$	25	18	US$	52	BRL
Currency forward:	168

ARS/US$	84	78	ARS	75	US$
PEN/US$	84	286	PEN	75	US$
Total	2,726

The detail, by type, of the derivative notional values arranged by the Group as of December 31, 2002 is as follows:

	Equivalent Value in Euros	Group Pays		Group Receives
		Value	Currency	Value	Currency
	Amounts in Millions
Type of Risk:
Euro interest rate swaps:	576

From floating to fixed	391	391	EUR	391	EUR
From fixed to floating	185	185	EUR	185	EUR
Currency interest rate swaps:	34

— From fixed to floating	34
MXN/MXN	34	372	MXN	372	MXN
Currency swaps:	2,307

— From floating to fixed	260
€/BRL	97	288	BRL	97	€
€/MAD	34	349	MAD	34	€
US$/BRL	40	109	BRL	42	US$
US$/BRL	8	9	US$	31	BRL
US$/PEN	38	141	PEN	40	US$
US$/MXN	43	450	MXN	45	US$
— From fixed to floating	527
US$/BRL	527	1,051	BRL	553	US$
— From floating to floating	1,520
€/US$	801	877		€840	US$
US$/MXN	346	3,637	MXN	363	US$
US$/BRL	143	329	BRL	150	US$
€/BRL	230	558	BRL	230	€
Exchange rate options:	816

— Bought	364
US$/MXN	286	3,139	MXN	300	US$
€/BRL	78	98		€288	BRL
— Sold	452
US$/MXN	312	300	US$	3,379	MXN
€/BRL	49	121	BRL	49	€
US$/BRL	91	18	US$	52	BRL
Currency forward:	165

€/US$	93	101		€98	US$
US$/PEN	72	273	PEN	75	US$

Total	3,898

The detail, by maturity, of the hedging transactions arranged by the Group as of December 31, 2001, is as follows:

Type of Transaction:	Amount	Up to 1 Year	From 1 to 3 Years	From 3 to 5 Years	Over 5 Years
	Millions of Euros
With underlying asset (loans):	2,521	834	542	308	837

In national currency (euros)	576	—	—	—	576
In foreign currencies	1,945	834	542	308	261

Without underlying asset (liability):	205	205	—	—	—

Exchange rate options	37	37	—	—	—
Currency forward	168	168	—	—	—

Total	2,726	1,039	542	308	837

The detail, by maturity, of the hedging transactions arranged by the Group as of December 31, 2002, is as follows:

Type of Transaction	Amount	Up to 1 Year	From 1 to 3 years	From 3 to 5 years	Over 5 years
	Millions of Euros
With underlying asset (loans):	3,595	953	1,312	563	767

In euros	576	—	—	—	576
In foreign currencies	3,019	953	1,312	563	191

Without underlying asset (liability):	303	303	—	—	—

Exchange rate options	126	126	—	—	—
Currency swaps	177	177	—	—	—

Total at 12/31/02	3,898	1,256	1,312	563	767

As of December 31, 2002, €89,273 thousand was charged to expense for non-hedging transactions. Of this amount, €68,234 thousand was recorded under the “Financial income” caption (Exchange Gains) and €157,507 thousand under the “Financial expense” caption (Exchange Losses). As of December 31, 2001, €48,280 thousand was recorded under the “Financial income” caption (Exchange Gains).

18.    Other commitments

Stock option plan

On October 26, 2000, the Special Stockholders’ Meeting of Telefónica Móviles, S.A. authorized the establishment of a corporate stock option plan for the executives and employees of Telefónica Móviles, S.A. and its subsidiaries and, in order to facilitate coverage of the Company’s obligations to the beneficiaries of the Plan, resolved to increase the capital stock of Telefónica Móviles, S.A. by €11,400,000 through the issue of 22,800,000 shares of €0.50 par value each.

Subsequently, on June 1, 2001 the Annual Stockholders’ Meeting of Telefónica Móviles, S.A. approved the introduction of certain modifications and clarifications of the stock option plan with a view to making it more attractive and a more efficient mechanism for the motivation and loyalty building of its beneficiaries.

Lastly, on September 21, 2001, the Board of Directors of Telefónica Móviles, S.A. resolved to develop and establish, in conformity with the aforementioned resolutions of the Stockholders’ Meetings on October 26, 2000 and June 1, 2001, the terms and conditions of the stock option plan. The main features of this plan are as follows:

1.	The Plan is open to all the executive directors, executives and employees who on December 1, 2001 were working for companies in which Telefónica Móviles directly or indirectly, during the term of the Plan (i) has a holding with voting rights of over 50%, or (ii) has the right to appoint over 50% of the members of the Board of Directors.

Without	prejudice to the above, the MOS Program envisages the possibility of awarding new options at dates subsequent to its initial implementation.

2.	There are three types of Options:

—	Type A options, with an exercise price of €11.

—	Type B options, with an exercise price of €16.5.

—	Type C options, with an exercise price €7.235.

3.	Each beneficiary of the Program will receive an equal number of type A and type B options and a number of type C options equal to the sum of the type A and type B options received.

4.	The executive directors and executives who are beneficiaries of the MOS Program must place a deposit on one share of Telefónica Móviles for every 20 options assigned to them.

5.	Each option, regardless of type, will entitle its holder to receive one share of Telefónica Móviles, S.A.

6.	The options may be exercised at a rate of one-third each year from the day after the day on which two, three and four years have elapsed since the date on which the options were awarded (January 2, 2002).

7.	At the exercise date, the options may be settled, at the beneficiary’s request, either (i) through delivery of shares of Telefónica Móviles, S.A. once the beneficiary has paid the option exercise price, or (ii) by the cashless for cash method.

The first phase of the plan commenced on January 2, 2002. On June 1, 2002, the second phase of the plan commenced and covered the companies and new employees who fulfilled the requirements envisaged in the plan. The number of beneficiaries under the MOS Program totaled 12,379, of whom, one is an executive director, eight are general managers or similar executives of Telefónica Móviles, S.A. Not all the options under the Program have yet been assigned.

In order to provide coverage for the MOS Program, on September 21, 2001, the Board of Directors resolved to carry out the capital increase approved by the Special Stockholders’ Meeting on October 26, 2000. Since the capital increase was not subscribed in full, the Company issued 21,445,962 shares of €0.50 par value each, which were fully subscribed and paid by BBVA and La Caixa (50% each).

On September 27, 2001, Telefónica Móviles, S.A. on the one hand, and BBVA and La Caixa on the other, entered into the related share subscription and purchase option agreements under which the two aforementioned financial institutions awarded Telefónica Móviles, S.A. a purchase option on each of the shares subscribed in order to enable Telefónica Móviles, S.A. to meet its commitments to the beneficiaries of the MOS Program, as described above.

The implementation of this Telefónica Móviles, S.A. stock option plan (the MOS Program) and the capital increase at Telefónica Móviles, S.A. to provide coverage for the Plan were notified to the Spanish National Securities Market Commission (CNMV) and published in the Abridged Prospectus, which was verified and registered in the CNMV’s Official Register on November 2, 2001.

Agreements with Portugal Telecom

On January 23, 2001, Telefónica, S.A. and its subsidiary Telefónica Móviles, S.A., of the one part, and Portugal Telecom SGPS, S.A., and its subsidiary PT Moveis, SGPS, S.A., of the other, entered into an agreement to group together all their wireless telephony businesses in Brazil. Accordingly, they undertook to contribute, to a newly formed company (a subsidiary 50% owned by each of the two groups), after the relevant regulatory authorizations had been obtained, all the Groups’ wireless telephony assets in Brazil. Also, under this agreement, the two parties expressed their interest in increasing their reciprocal shareholdings, subject to compliance with the applicable statutory and bylaw requirements.

On October 17, 2002, Telefónica Móviles, S.A., on the one hand, and Portugal Telecom SGPS, S.A. and its subsidiary PT Móveis SGPS, S.A., on the other, entered into the definitive agreements (Stockholders’ Agreement and Subscription Agreement) that implement the aforementioned agreement signed in January 2001. On December 27, 2002 (after having obtained the necessary authorizations), the two groups’ holdings in their respective Brazilian wireless telephony operators were contributed to a Dutch joint venture, Brasilcel N.V., in accordance with the provisions of the aforementioned Subscription Agreement (Note 2.d).

In accordance with the aforementioned definitive agreements, Telefónica Móviles, S.A. and the Portugal Telecom Group will have the same voting rights at Brasilcel, N.V. This equality in voting rights will cease to exist if, as a result of the capital increases at Brasilcel, N.V., the percentage of ownership of one of the parties falls below 40% during an uninterrupted period of six months. In this event, if the group with the reduced interest were the Portugal Telecom Group, it would be entitled to sell to Telefónica Móviles, S.A., which would be obliged to buy (directly or through another company) all of Portugal Telecom’s ownership interest in Brasilcel N.V. This right expires on December 31, 2007. The price for the acquisition of the Portugal Telecom Group’s holding in Brasilcel, N.V. would be calculated on the basis of an independent appraisal (in the terms provided for in the definitive agreements) performed by investment banks, selected using the procedure established in these agreements. Subject to certain conditions, the payment could be made, at Telefónica Móviles’ choice, in (i) cash, (ii) Telefónica Móviles S.A. shares and/or Telefónica, S.A. shares, or (iii) a combination of the two. This sale option would be exercisable in the 12 months subsequent to the end of the aforementioned six-month period, provided that the Portugal Telecom Group had not increased its ownership interest to 50% of the total capital stock of Brasilcel N.V.

Also, in accordance with the definitive agreements, the Portugal Telecom Group will be entitled to sell to Telefónica Móviles, S.A., which will be obliged to buy its holding in Brasilcel, N.V. should there be a change in control at Telefónica, S.A., Telefónica Móviles, S.A. or any other subsidiary of the latter that held a direct or indirect ownership interest in Brasilcel N.V. Similarly, Telefónica Móviles, S.A. will be entitled to sell to the Portugal Telecom Group, which will be obliged to buy, its holding in Brasicel, N.V. if there is a change of control at Portugal Telecom SGPS, S.A., PT Móveis SGPS, S.A or any other subsidiary of either company that held a direct or indirect ownership interest in Brasilcel N.V. The price will be determined on the basis of an independent appraisal (in the terms provided for in the definitive agreements) performed by investment banks, selected using the procedure established in these agreements. The related payment could be made, at the choice of the group exercising the sale option, in cash or in shares of the wireless telephony operators contributed by the related party, making up the difference, if any, in cash.

Italy

At the end of 2000 Ipse 2000, S.p.A. acquired a (UMTS) third-generation wireless telephony license for €3,269 million. Under the conditions of this license, approximately 40% of the amount committed would be paid by this company in ten annual payments through 2010.

As of December 31, 2002, €962,676 thousand of the deferred payments for this license, secured through a guarantee to a financial institution and counterguaranteed by the strategic partners, had not yet been paid. The Telefónica Group, through Telefónica Móviles, S.A. and Telefónica Data, S.A., has a 49.67% holding in this company.

On December 27, 2002, Telefónica Móviles, S.A. entered into a counterguarantee in favor of Telefónica, S.A. under which, subject to certain terms and conditions, Telefónica Móviles, S.A. made an undertaking to Telefónica, S.A. to pay 91.79% of the amounts that Telefónica S.A. was legally, contractually or judicially obliged to pay as a result of the guarantee that Telefónica, S.A. (jointly with other strategic partners of Ipse 2000, S.p.A., including also Telefónica Data, S.A. through Atlanet, S.p.A.) provided to certain banks which, in turn, provided a bank guarantee to the Italian authorities as security for the deferred payment for the UMTS license.

Agreements for the acquisition of Pegaso

Under the agreements entered into for the acquisition of Pegaso, the Burillo Group has certain mechanisms with which it can cease to be a stockholder, instrumented through an option to sell its holding in Telefónica Móviles México, S.A. de C.V. The Burillo Group can exercise its sale option in 2007 or 2008, or, if its holding in the company falls below 50% of its original ownership interest, on the date on which such decrease occurs. If the Burillo Group did not exercise its sale option, Telefónica Móviles could exercise its purchase option on the shares of the company owned by the Burillo Group. The purchase price for the shares would be determined on the basis of a valuation of the company on the date on which the rights were exercised. The agreements entered into envisage that a portion of the purchase price will be paid in cash, the amount of which will depend upon the Burillo Group’s original investment in the company, to which interest will be added, and from which any cash distribution received by the Burillo Group will be deducted. The remaining portion of the purchase price, if any, will be paid, at Telefónica Móviles’ choice, in cash, in shares of Telefónica Móviles or a combination of the two.

Also, under the shareholders agreement entered into the Burillo Group has certain rights to veto agreements on the conversion of shares from one class to another, declarations of bankruptcy or Chapter 11-type insolvency proceedings, dissolution or liquidation, bylaw amendments which adversely affect the rights of the Burillo Group and mergers or corporate reorganizations which do not afford the Burillo Group the opportunity to maintain a given percentage of ownership.

19.    Subsequent events

Restructuring of the Argentine debt

Telefónica Comunicaciones Personales, S.A., a subsidiary of Telefónica Móviles in Argentina, entered into various agreements in January 2003 to refinance its debt of U.S.$130 million to Ercisson Group Companies and its intercompany debt of U.S.$715 million to Telefónica Móviles, including principal and interests.

Acquisition of TCO

In January 2003 Brasilcel N.V., owned 50% by Telefónica Móviles, S.A. and 50% by PT Móveis SGPS, entered into an agreement to acquire, in principal, through its subsidiary Telesp Celular Participações, S.A., 61.10% of the common shares with voting rights of Tele Centro Oeste Celular Participações, S.A. (TCO) representing 20.37% of total capital stock.

Once this sale has been formalized, pursuant to current stock market legislation in Brazil, a tender offer will be launched for the company’s common shares held by the other stockholders. Subsequent to this transaction, TCO shares will be exchanged for preferred shares of Telesp Celular Participações, S.A., which will give the latter company the opportunity to own all the shares of TCO.

20.    Differences between Spanish and United States Generally Accepted Accounting Principles and other required disclosures

The combined financial statements of Telefónica Móviles, S.A. were prepared in accordance with generally accepted accounting principles in Spain (“Spanish GAAP”), which differ in some respects from generally accepted accounting principles in the United States (“U.S. GAAP”). A reconciliation of net income and shareholders’ equity from Spanish GAAP to U.S. GAAP is provided below. The most significant differences are as follows:

Reconciliation of Net Income and Shareholders’ Equity to Generally Accepted Accounting Principles in the United States

The following table (“Reconciliation Table”) sets forth the most significant adjustments to combined net income and shareholders’ equity that would have been required had U.S. GAAP been applied instead of Spanish GAAP:

	Thousands of Euros
	12/31/01	12/31/02
Shareholders’ equity under Spanish GAAP	7,488,652	3,247,583
Additions (deductions) for U.S. GAAP purposes:
Capital increase expenses (Note 20.1.a)	(136,815)	(98,691)
Start-up expenses (Note 20.1.b)	(316,174)	(245,070)
Reflagging expenses (Note 20.1.c)	(16,233)	(9,373)
Capitalized interests (Note 20.1.d)	11,401	10,578
Research and development costs (Note 20.2)	(2,862)	(7,042)
Revenue recognition—SAB 101 (Notes 20.4 and 20.5):	25,976	(45,124)
Business combinations, goodwill, another intangible assets and impairments (Note 20.6)	2,105,575	885,994
Derivatives and Hedging Activities—SFAS 133 (Notes 20.9 and 20.5)	23,416	(7,526)
U.S. GAAP adjustments related to companies consolidated by the equity method (Note 20.10)	2,182	(1,193)
Tax effect of the above adjustments	194,197	189,785
Restatement of Prior-Period Financials net of taxes and minority interest (Note 20.11)	—	—
Shares in Deposit at Finance Entities acting as Agents in Stock Option Plans (Note 20.12)	(42,892)	(42,892)
Employees terminations (Note 20.14)	—	4,288
Recognition of tax credits in period initially awarded (Note 20.3)	146,155	110,063
Effect of minority interests on the above adjustments	13,541	14,359

Total additions (deductions)	2,007,467	758,156

Shareholders’ equity under U.S. GAAP	9,496,119	4,005,739

	12/31/00	12/31/01	12/31/02
	Thousands of Euros
Net income under Spanish GAAP	644,771	893,355	(3,724,399)
Additions (deductions) for U.S. GAAP purposes:
Capital increase expenses (Note 20.1.a)	2,801	31,842	37,309
Start-up expenses (Note 20.1.b)	(9,051)	(292,242)	71,104
Reflagging expenses (Note 20.1.c)	(6,178)	7,837	6,860
Capitalized interests (Note 20.1.d)	—	11,401	7,173
Research and development costs (Note 20.2)	(3,029)	1,172	(4,175)
Revenue recognition—SAB 101:
—Effect in period (Note 20.4)	32,232	(138,593)	(71,100)
—Cumulative effect of a change in accounting principle (Note 20.5)	132,337	—	—
Business combinations, goodwill, another intangible assets and impairments (Note 20.6)	(44,367)	(458,664)	104,190
Pension plan (Note 20.7)	23,385	(23,385)	—
Contingencies (Note 20.8)	15,795	(15,795)	—
Derivatives and Hedging Activities—SFAS 133:
—Effect in period (Note 20.9)	—	3,877	(56,917)
—Cumulative effect of a change in accounting principle (Note 20.5)	—	9,009	—
U.S. GAAP adjustments related to companies consolidated by the equity method (Note 20.10)	(9,262)	8,204	(3,338)
Restatement of Prior-Period Financials net of taxes and minority interest (Note 20.11)	(32,723)	—	—
Change in Subsidiaries’ Fiscal Year End (Note 20.13)	—	41,392	—
Tax effect on the above adjustments	(16,343)	127,501	2,153
Employees terminations (Note 20.14)	—	—	4,288
Recognition of tax credits in period initially awarded (Note 20.3)	7,999	90,223	(36,092)
Effect of minority interests on the above adjustments	(10,884)	23,313	15,690

Net income under U.S. GAAP	727,483	320,447	(3,647,254)

Additionally, movements in “Shareholders equity” under U.S. GAAP for the years ended December 31, 2000, 2001 and 2002 are as follows:

	12/31/00	12/31/01	12/31/02
	Thousands of Euros
Shareholders’ equity beginning balance under U.S. GAAP initially reported	1,220,086	7,940,875	9,496,119
Adjustments to initial balances (*)	170,956	—	—

Shareholders’ equity beginning balance under U.S. GAAP after Restatement	1,391,042	7,940,875	9,496,119

Variations:
Net income for the year	727,483	320,447	(3,647,254)
Capital increase	3,949,755	1,478,947	244,419
Restatement of prior period financials effects (*)	667,824	(806,057)	—
Shares in Deposit at Finance Entities	—	(42,892)	—
Goodwill generated in acquisition	1,774,603	1,487,337	82,874
Dividends	(851,616)	—	—
Reserves not contributed	202,278	99,402	(6,322)
First consolidation adjustments	15,608	—	—
Capital increase expenses	(104,095)	(8,244)	(146)
SFAS 133 OCI adjustments net of taxes and minority interest	—	8,378	500
Change in Subsidiaries’ Fiscal Year End net of taxes and minority interest	—	(26,348)	—
Other	(5,068)	—	(3,039)
Translation differences	173,061	(955,726)	(2,161,412)

Shareholders’ equity ending balance under U.S. GAAP	7,940,875	9,496,119	4,005,739

(*)	Effect of restatement in Shareholders’ equity movement (Note 20.11).

Shareholders’ rights and all dividend distributions are based on the financial statements as reported for local Spanish statutory purposes by Telefónica Móviles, S.A.

The differences included in the Reconciliation Tables above are explained in the following paragraphs:

1)  Accruals and deferrals

Different criteria are applied under Spanish and U.S. GAAP to accrue certain items and, accordingly, the related adjustments have to be made in the reconciliation of “Shareholders’ equity” and “Net income” from Spanish to U.S. GAAP:

a.	Capital increase expenses. In accordance with Spanish GAAP, expenses associated with equity issues are capitalized and amortized over five years. Under U.S. GAAP, capital increase expenses must be deducted from the proceeds of the new capital.

b.	Start-up expenses. In accordance with Spanish GAAP, period expenses incurred during the start-up of a business which will contribute to the development of future revenues may be capitalized and are amortized over five years. Under U.S. GAAP, except for those costs that are directly related to and specifically identifiable with system construction or those, which are clearly related to any asset acquisition, all costs incurred during the start-up period should be expensed in accordance with issued Statements of Position (SOP) 98-5, Reporting on the Costs of Start-up Activities. This includes pre-operating costs such as organizational expenses, advertising fees and promotion, market research and administrative costs.

c.	Reflagging expenses. As a result of increasing competition in wireless communications, the Telefónica Móviles Group has invested certain amounts in reflagging and remodeling the stores in its distributor network, in order to increase distributor loyalty and to assure that they continue to sell the Telefónica Móviles Group’s products exclusively. Under Spanish GAAP, such expenses have been deferred for a period of three years, which is the term of the exclusive distribution agreement for Telefónica Móviles Group products entered into with these distributors, and have been included under the “Deferred charges” caption of the combined balance sheet as of December 31, 2001 and 2002. Under U.S. GAAP, reflagging expenses are expensed as incurred.

d.	Capitalized Interests. In accordance with Spanish GAAP, interests incurred during periods exceeding 12 months in which assets were under construction may be capitalized. Under U.S, GAAP, interests incurred during periods in which qualifying assets, as defined by SFAS No. 34, Capitalization of Interest Costs, are under construction are capitalized and amortized over the expected life of the assets.

2)  Research and development

In accordance with Spanish GAAP, research and development expenses are capitalized and amortized over a period not exceeding five years. Under U.S. GAAP, research and development expenses are expensed as incurred, in accordance with SFAS No. 2, Accounting for Research and Development Costs.

3)  Corporate income tax

For U.S. GAAP purposes, the Group utilizes the liability method of accounting for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Under the liability method, deferred taxes are determined based on differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are recorded to reduce deferred tax assets, including credits and loss carryfowards, when it is more likely than not that a tax benefit will not be realized.

Spanish GAAP procedures for recording income taxes differ from those under U.S. GAAP with regard to the period in which certain prepaid and deferred taxes must be recorded and with respect to the required disclosures. In this connection, the differences affecting the Telefónica Móviles Group are as follows:

a.	Under Spanish GAAP, deductible temporary differences that are expected to reverse in more than ten years from the balance sheet date are not recorded as deferred tax assets. U.S. GAAP requires deferred taxes to be provided for all differences between financial reporting and tax bases of assets and liabilities.

b.	Under Spanish GAAP, tax credit carryforwards are not recognized until they are utilized, as opposed to when they are more likely than not to be realized under U.S. GAAP.

c.	Under Spanish GAAP, for investment tax credits generated subsequent to January 1, 1996, the reduction in income taxes for financial reporting purposes is reflected over the life of the related fixed asset. The amortization begins in the year the investment tax credit is realized on the tax return. Under U.S. GAAP, the Telefónica Móviles Group continues to record investment tax credits in the year generated, subject to a valuation allowance, if necessary.

d.	According to Spanish accounting policies, the Group companies have not provided tax liabilities in their accounts for reserves pending distribution either by the subsidiaries or by the equity method investees. For the purpose of U.S. GAAP, the Group has not recorded a deferred tax liability for such potential tax obligation where such reserves are the subject of distribution, as, in most cases, it will be entitled to a double tax deduction for the dividends it receives (or the parts of the capital gain obtained in the sale in respect of reserves accumulated during the period of ownership of the shareholdings), so that the Group believes that any future tax it may bear on reserves pending distribution would not be in a significant amount.

An analysis of the investment tax credits generated and the amounts recognized in income at December 31, 2001 and 2002 under U.S. GAAP is presented below:

	Tax asset increase (decrease)	Valuation allowance (increase) decrease	Deferred tax (increase) decrease	Net income (increase) decrease
	Thousands of Euros
Balance at December 31, 2000	20,326	(4)	35,610	(7,999)
Credits arising in 2001	100,963	—	4,640	(105,603)
Credit taken from preceding years	—	—	(15,380)	15,380
Tax credit carry forwards	—	—	—	—
Increase of valuation allowance	—	—	—	—

Balance at December 31, 2001	121,289	(4)	24,870	(90,223)
Credits arising in 2002	—	—	15,261	(15,261)
Credit taken from preceding years	(31,397)	—	(19,956)	51,353
Tax credit carry forwards	—	—	—	—
Increase of valuation allowance	—	—	—	—

Balance at December 31, 2002	89,892	(4)	20,175	36,092

4)  Recognition of revenues and expenses

Under Spanish GAAP, revenues and expenses are recognized on an accrual basis, i.e., when the goods and services are actually provided, regardless of when the resulting monetary or financial flow occurs. The Group accounts for its revenues and expenses following the below mentioned criteria.

Net Revenues from Operations—

Under Spanish GAAP, the Group categorizes the revenue sources in the statements of operations as follows:

a.	Wireless communication services: (a) monthly fee for use of wireless network; (b) interconnection fees and (c) initial connection fees.

b.	Sales of handsets and accessories: revenues from (a) sales of handsets as part of contracts and (b) sales of accessories.

c.	Other services: revenues from other wireless communication services, such as (a) paging, (b) radiotelephony and (c) rent of network infrastructure.

The Group recognizes revenues from the following sources:

Contracts with customers—

The Group enters into contracts with customers to provide a variety of wireless communication services. The minimum contractual period is generally one year for substantially all of the Group’s wireless contracts. Under these contracts, the customer generally is charged the following fees:

a.	A nominal fee for the initial connection of the wireless service and a nominal charge for the handset. This charge is often less than the cost of the handset itself.

b.	A monthly fee for use of the Group’s wireless networks.

c.	Call fees consisting of an initial fee for establishing the call plus fees based on airtime used by the caller, destination of the call and service.

d.	On occasion, an additional monthly fee or fee based on usage of airtime for added value services, such as short messages services and data services.

The Group recognizes revenues related to the monthly network fees in the month that the wireless service is provided to the customer.

The Group recognizes interconnection fees arising from wireless to fixed calls and fees from other services utilized by the customers in the period in which the related calls are completed.

The Group charges roaming per-minute fees to other wireless companies for the use of its network by their customers.

Group companies recognize initial connection fees, when charged, upon initial signing of the contract with customers. However, the amount of such fees has been de minimis during all periods presented.

The Group recognizes revenues from the sale of the handset upon the initial signing of the contract.

Pre-paid phone cards—

The Group also sells to customers pre-paid phone cards, separately or bundled together with a handset. These cards allow customers to make a predetermined allotment of wireless phone calls and/or take advantage of other services offered by the Group, such as short messages and sending or receiving faxes.

At the time that the pre-paid phone card is purchased, the Group records the receipt of cash as deferred revenues. Group companies recognize revenues from the phone cards in the period that time (measured as subscribed airtime minutes applying the respective prices) under the phone cards is used by purchasers of the card. Unused time on sold phone cards is not recognized as revenues until the time is used or the card expires.

Sales of handsets and accessories—

Group companies sell handsets and accessories, such as phone cases. Revenues from these sales are recognized at the time that the customer purchases the item.

The Group also records provisions for estimated returns and allowances as a direct reduction of sales at the time the related sales are recorded.

Expenses—

Under Spanish GAAP, the primary expenses incurred by the Group in relation to the provision of wireless communication services relate to interconnection costs, costs of handsets and other accessories sold, commissions payable to agents for obtaining wireless customers on behalf of the Group and marketing, depreciation and maintenance of the network and leases of circuits.

Calls made by the Group’s customers from areas outside of Telefónica Móviles, S.A.’s territories are subject to roaming fees charged by the wireless provider in those territories. These roaming charges are recorded as revenues on a gross basis, with the related roaming charges being recorded as an operating expense, as the Telefónica Móviles Group acts as the principal in the transaction with the customer and bears the risk of non-collection from the customer.

The costs of the handset, whether sold to customers through the distribution channel as part of the contract or provided to customers purchasing pre-paid phone cards are expensed as “Services and goods purchased” at the time that the phone is issued to the customer.

Commissions paid to agents related to new subscriptions are also expensed in the period that the related customer initiates wireless communication services with a Group company.

Revenues and expenses under U.S. GAAP—

Under Spanish GAAP, revenues and expenses are recognized on an accrual basis, i.e., when the goods and services are actually provided, regardless of when the resulting monetary or financial flow occurs. Connection fees and monthly fees are recorded upfront since they are nonrefundable.

Since SAB 101 became effective (January, 2000), under US GAAP, the Company has deferred revenues from obtaining new customers over the expected period that the customer will use the services as it has historical experience indicating that customers generally extend their contracts beyond one year.

Under US GAAP the Company also defers and amortizes the related cost associated with obtaining new customers over the same period as the related revenues are being recognized. The Company believes that this is the only accounting difference with Spanish GAAP.

Where the costs incurred exceed the deferred revenues the excess costs are deferred and amortized over the minimum contract period. The Company has concluded that it is probable, based on historical experience, that the revenues less any direct costs, or net margin, from the total telecommunications services arrangement during the minimum contract term will exceed the costs deferred.

The minimum contract period is the period in which the customer must use the wireless communications services provided by the Company. This period is generally for a period lasting one year in duration. If the customer decides to terminate its agreement during this minimum contractual period, the customer will be obligated to immediately remit any remaining amounts due under the contract to us. Moreover, any amounts paid by customers in advance for services to be provided would not be refunded to customers.

The Company has determined the expected life of the subscriber relationship based on its past statistical history as an operator providing wireless services, looking in particular to metrics such as churn rate. The Company has also considered factors such as the future projected churn rate of subscribers when determining its estimates of average subscriber life.

5)  Changes in accounting principles

As indicated in Note 20.4, in January 2000, the company made a change in accounting principles related to revenue and expense recognition. This change was made to conform to the rules established under the SAB 101.

In addition, and as indicated in Note 20.9, Telefónica Móviles, S.A. has adopted effective on January 1, 2001 the SFAS No. 133, which suppose a change in accounting principles related with derivatives instruments and hedging activities.

The earnings per share (basic and diluted) computed on the change in the accounting principles are as follows:

	12/31/00	12/31/01
Basic:
Earnings per share before cumulative change in accounting principles	0.17	0.08
Cumulative effect of a change in accounting principle, net of tax and minority interests	132,337	9,009
Earnings per share	0.03	0.00
Earnings per share after cumulative change in accounting principles	0.20	0.08
Weighted average number of common shares used in calculation	3,560,966,298	4,141,432,815
Diluted:
Effect of cumulative change in accounting principle, net of tax and minority interests	132,337	9,009
Earnings per share before cumulative change in accounting principles	0.17	0.08
Earnings per share	0.03	0.00
Earnings per share after cumulative change in accounting principles	0.20	0.08
Weighted average number of common shares used in calculation	3,560,966,298	4,146,250,812

The Group has recorded to the U.S. GAAP result the cumulative effect as of January 1, 2001 and 2002 of the change in these accounting principles.

6)  Business combinations, goodwill, another intangible assets and impairments

Goodwill and Impairments

—	Spanish GAAP allow some temporary provisions to be accounted as impairment for goodwill. Additionally, under Spanish GAAP, the impairment of goodwill is always measured by the comparison of its fair value and recorded amounts. Under U.S. GAAP long-lived assets and intangible assets and their associated goodwill (in case they were acquired in a business combination) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is tested by a comparison of the carrying amount of the assets and their associated goodwill to the future undiscounted net cash flows expected to be generated by them. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of these assets exceeds their fair value (calculated by discounting the expected net cash-flows). Assets to be disposed of are reported at the lower of the carrying amount or fair value less the cost to sell.

In December, 2001, a goodwill impairment analysis was performed on the Company’s recorded goodwill. From this analysis, the Company determined that the goodwill related to Tele Sudeste Celular Participaçoes, S.A. was impaired, and thus reduced the goodwill by approximately Euros 362 million.

—	Under U.S. GAAP, in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, goodwill and certain intangible assets deemed to have indefinite lives should no longer be amortized, but instead be subject to periodic, impairment testing under a fair value approach. This consideration results in lower amortization expense of €89,743 thousand as of December 31, 2002. The provisions of SFAS No. 142. are applied beginning January 1, 2002 for U.S. GAAP reporting purposes.

The following information presents a reconciliation of reported net income to the adjusted net income and a reconciliation of earnings per share in accordance with this Statement in all periods presented.

	For the Year Ended December 31,
	2002	2001	2000
	(Thousands except for earnings-per-share amounts)
Net income:
Reported net income	(3,647,254)	320,447	727,483
Add back: Goodwill amortization		179,714	70,787
Add back: Intangible assets amortization		5,190	—
Adjusted net income	(3,647,254)	505,351	798,270
Basic earnings per share:
Reported net income	(0.85)	0.08	0.20
Add back: Goodwill amortization		0.04	0.02
Add back: Intangible assets amortization		0.00	—
Adjusted net income	(0.85)	0.12	0.22
Diluted earnings per share:
Reported net income	(0.85)	0.08	0.20
Add back: Goodwill amortization		0.04	0.02
Add back: Intangible assets amortization		0.00	—
Adjusted net income	(0.85)	0.12	0.22

SFAS No. 142 requires to test all goodwill and indefinite-lived intangibles for impairment as of January 1, 2002. Under Spanish GAAP, the Group utilized a fair-value approach to test goodwill for impairment. An impairment is recognized for the amount, if any, by which the carrying amount of goodwill exceeds a computed fair value. The fair value of the reporting units and the related implied fair value of its respective goodwill was established using a discounted cash flows approach. As appropriate, comparative market multiples were used to corroborate the results of the value derived from the discounted cash flows. The results of the transitional impairment test did not indicate an impairment as of January 1, 2002.

In 2002 the goodwill arising on the acquisition of Iobox Oy was written down (see Notes 8 and 14e) by €154 million, due to the dissolution of Iobox Oy and the closure of its subsidiaries. This goodwill is included in the segment “Spain” in the Segment Data included in Note 7 in the “Additional Disclosures Required Under U.S. GAAP”. Telefónica Móviles continues with the activities performed by Iobox Oy. As a consequence, the results of operations of Iobox Oy have not been reported as Discontinued Operations, according to SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

Main Acquisitions

—	On July 6, 2000, Telefónica, S.A. issued 90,517,917 new shares of €1 par value each and additional paid-in capital of €2.995 per share, in exchange for shares of Tele Sudeste Celular Participações, S.A., held by public shareholders of this company. As result of this transaction, the Telefónica Group acquired an additional 68.41% interest in Tele Sudeste Celular Participações, S.A. The accounts of this company have been reflected in the combined financial statements of Telefónica Móviles, S.A. from the date of acquisition by the Telefónica Group of the initial interest in this company in July 1998.

Under Spanish GAAP, negative goodwill of €38,831 thousand was recorded based on the difference between the stated value of the shares issued, as determined by Telefónica S.A.’s board of directors, and the fair value of the net assets acquired. Under U.S. GAAP, the goodwill resulting from this transaction would be based on the fair value of the shares issued. This difference results in additional goodwill of €1,774,603 thousand. Such additional goodwill resulted in additional amortization expense of €44,367 thousand as of December 31, 2000 and of €88,727 thousand as of December 31, 2001.

—	In June 2001, Telefónica, S.A. acquired a 100% holding in Baja Celular Mexicana, S.A. de C.V., Celular de Telefonía, S.A. de C.V. and Telefonía Celular del Norte, S.A. de C.V. and a 90% holding in Movitel del Noroeste, S.A. de C.V. in exchange of 122,560,575 new Telefónica, S.A.’s ordinary shares of €1 par value each and additional paid-in capital of €4.5 per share, transferring these interests to Telefónica Móviles, S.A. through an exchange of shares on July 5, 2001. Under Spanish GAAP, goodwill of €371,251 thousand was recorded based on the difference between the stated value of the shares issued and the fair value of the net assets acquired. However, for U.S. GAAP purposes, the goodwill should be based on the fair value of the shares issued. This additional consideration would result in additional goodwill of €1,487,337 thousand, and in additional amortization expense of €37,185 thousand as of December 31, 2001.

—	On July 22, 2002, Telefónica Móviles, S.A. carried out a capital increase, for a total amount (par value plus additional paid-in capital) of €27,658 thousand. Mesotel subscribed and paid the 14,557,046 new shares of €0,5 par value each and additional paid-in capital of €1,4 per share, in full through the contribution of the shares of the following companies still held by it: TES Holding, S.A. de C.V., Telca Gestión, S.A. de C.V., TCG Holdings, S.A., Telca Gestión Guatemala, S.A., Paging de Centroamérica, S.A. and Telefónica de Centroamérica, S.L. Under Spanish GAAP, goodwill of €14,184 thousand was recorded based on the difference between the stated value of the shares issued and the fair value of the net assets acquired. However, for U.S. GAAP purposes, the goodwill should be based on the fair value of the shares issued. This additional consideration would result in additional goodwill of €70,311 thousand as of December 31, 2002. Other similar minor transactions carry out an additional goodwill under U. S.GAAP of 12,563 thousand as of December 31, 2002.

—	Also, as described in Note 2d, on December 27, 2002, once Brazilian legislation had been complied with, Telefónica Móviles, S.A. and PT Móveis Serviços de Telecomunicações, SGPS, S.A. (PT Móveis) formed the joint venture Brasilcel, N.V. (Note 18), 50% owned by each company, through the contribution of all the shares directly or indirectly held by the two groups in the wireless communications companies in Brazil:

	% Contributed
Companies Contributed	Telefónica Móviles	PT Móveis	TOTAL
Celular CRT Participações, S.A.	40.90%	7.58%	48.48%
Tele Leste Celular Participações, S.A.	27.70%	—	27.70%
Tele Sudeste Celular Participações, S.A.	83.56%	—	83.56%
Telesp Celular Participações, S.A.	14.68%	50.44%	65.12%

The fair value of hthe contribution to Brasilcel, N.V. of the wireless assets owned by Telefónica Móviles, S.A. was €1,898 million. Its balance sheet was proportionally consolidated in the consolidated financial statements and the results for the whole year of the Brazilian companies contributed by Telefónica Móviles were recorded in the consolidated statement of operations when this transfer was made (on December 27, 2002). Under U.S. GAAP, Telefónica Móviles, S.A. should consolidate these companies under equity method. According to EITF Issue 01 / 02 Interpretation of APB Opinion No. 29, the exchange of a consolidated business for an interest in a joint venture, would not result in a gain recognition, absent the receipt of cash or near cash consideration; as a consequence, Brasilcel, N.V. has been considered in the consolidation for U.S. and Spanish GAAP at historical cost of the consolidated business in Brasil prior to the transaction.

The following unaudited proforma information presents a summary of the effect in Telefónica Móviles’ combined statements of operations as if the acquisitions described above had occurred on January 1, 2002 and 2001.

	Year ended December 31, 2001	Year ended December 31, 2002
	Milllions of Euros
Revenues	8,552	9,305
Net income	888	(3,973)
Basic EPS (Euros)	0.21	(0.93)

These unaudited proforma results have been prepared for comparative purposes only and include certain adjustments, such as amortization of goodwill and investees´ results of operations for each entire period. They do not purport to be indicative of the results of operations that actually would have resulted had these operations occurred at January 1, 2002 and 2001, or future results of operations of the consolidated entities.

Business combinations

On April 26, 2002, we signed agreements to purchase a 65.23% of Pegaso from Sprint, Leap Wireless, Qualcomm and other financial investors. Pegaso operates in 14 cities throughout Mexico (Tijuana, Guadalajara, México D.F., Monterrey, Ensenada, Nuevo Laredo, Reynosa, Toluca, Chapala, Mexicali, Saltillo, Cuernavaca, Puebla and León) and owns licenses to operate on a nationwide basis. In connection with this agreement, we also agreed with the Burillo Group, who held a 34.77% interest in Pegaso at the time of our acquisition, to contribute our interests in Pegaso and our other Mexican operators with the Burillo Group’s interest in Pegaso into a new company, Telefónica Móviles Mexico.

On September 10, 2002, having obtained authorization from the related Mexican authorities, Telefónica Móviles acquired a 65.23% holding in Pegaso Telecomunicaciones, S.A. de C.V. (Mexico) for €92,870 thousand. Subsequently, in order to strengthen its net worth position, Pegaso Telecomunicaciones, S.A. de C.V. carried out a capital increase in which Telefónica Móviles, S.A. paid €211,454 thousand corresponding to its 65.23% holding. The agreements entered into with the Pegaso Group envisaged the integration of the holdings in the northern Mexican companies and in Pegaso Telecomunicaciones, S.A. de C.V. into a single company of which the two groups would be stockholders. This transaction was implemented through the sale of the holdings to Telefónica Móviles Mexico, followed by the conversion of the debt into equity by the creditors, giving Telefónica Móviles a nationwide presence in Mexico. We hold a 92% interest in Telefónica Móviles Mexico and the Burillo Group owns the remaining 8%.

The Company has adopted SFAS No. 141 to account for this acquisition. As this business combination was made in the last quarter of 2002, there is an amount of euros 439 million of goodwill from the acquisition of Pegaso that is pending to be allocated to any potential intangibles that could exist. Considering that the intangibles that could result, if any, would have a long useful life, the effect of the amortization of those intagibles in year 2002 (three month period from acquisition) would not be significant. The amount of goodwill at the time of acquisition was the same under Spanish and US GAAP. However, for Spanish GAAP purposes, the goodwill arising in the acquisition of Pegaso is being amortized over a period of twenty years, while, under U.S. GAAP, according to SFAS No. 142 goodwill is not longer amortized.

In Note 18 certain agreements relating to the acquisition of the remaining 8% of Telefónica Móviles México are explained. The options included in these agreements have no value at December 31, 2002 as the minimum value to be paid to Burillo is equal to the fair value of the 8% of Telefónica Móviles México as of December 31, 2002.

Pegaso Telecomunicaciones, S.A. de C.V. did not have any Research and Development assets.

Translation Adjustment Related to Goodwill

Under U.S. GAAP, after a business combination accounted for by the purchase method, the amount allocated at the date of acquisition to the assets acquired and the liabilities assumed (including goodwill or an excess of acquired net assets over cost as those terms are used in SFAS No. 141, Goodwill and Other Intangible Assets) should be translated at the current exchange rate, in conformity with the requirements of SFAS No. 52, Foreign Currency Translation. This translation effect is not recorded under Spanish GAAP, and thus an adjustment is required. The impact of this GAAP difference in net income was €29,039 thousand as of December 31, 2001 and €14,447 thousand as of December 31, 2002. The accumulated negative effect in Shareholders’ Equity is €624,295 thousand as of December 31, 2001 and of €2,016,492 thousand as of December 31, 2002.

7)  Pension plan of the Brazilian companies

The dependent companies Telerj Celular, S.A. and Telest Celular, S.A. and the associated companies Telebahia Celular, S.A. and Telergipe Celular, S.A. had various commitments with its employees as pension plans and medical and life insurance. In 2000 these companies, like the other companies composing the former Brazilian telecommunications system, Telebrás, carried out a process of negotiation with their employees, which culminated in October 2000, to the transformation of the former Pension Plan into a new defined-contribution Pension Plan, and the cancellation of the Life Insurance Plan. Substantially all the employees availed themselves in the new plan. As a result of this change, since a provision had been recorded in prior years to cover the actuarial liabilities accrued through that date, under Spanish GAAP management of the Group calculated the new liability to be recorded for the benefits payable to its employees and reclassified the resulting over-provision to the “Deferred Revenues—Other deferred revenues” caption. Also under Spanish GAAP, Telefónica Móviles, S.A. decided to defer the effect on the income statement of the over-provision recorded in prior years systematically over the remaining service life of the employees covered by the new plan. Under U.S. GAAP and according to SFAS No. 88, Employers’ Accounting and Settlements and Curtailments of Defined Benefit Pension Plans and for the Termination Benefits, this over-provision should be recognized as income in the period in which it is generated.

During 2001 the initial assumptions estimated to calculate the provision for the Pension Plan awarded to a group of employees had changed from those preliminary accounted for. According to the new assumptions, Telefónica Móviles has decided to recognize this fact under Spanish GAAP and consequently there is no effect on 2001 shareholders’ equity.

8)  Contingencies

In January 2001 there was an earthquake in El Salvador, city where Telefónica Móviles’ subsidiary TES Holding, S.A. de C.V. is located. This subsidiary has an insurance policy covering its property, plant and equipment against this kind of risk. However, the Group decided to record a provision in 2000 to cover the losses that might arise in the future from this disaster and which are not covered by the insurance policy (Note 4k). Under U.S. GAAP, this issue should be recognized only in 2001.

As of December 31, 2001, under Spanish GAAP this provision had been used for the purpose for which it was recorded. Nevertheless, the reversal of this provision should not be recognized under U.S. GAAP, as the original provision was not recorded in 2000.

9)  Derivative instruments and hedging activities

Under U.S. GAAP, Telefónica Móviles, S.A. has adopted, effective January 1, 2001, Statement of Financial Accounting Standard No. 133 (“SFAS 133”), Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (embedded derivatives) and for hedging activities. SFAS No. 133 requires that all derivatives, whether designated in hedging relationships or not, be recorded on the balance sheet at fair value. The difference between a derivative’s previous carrying amount and its fair value shall be reported as a transition adjustment in net income or other comprehensive income, as appropriate, as the effect of a change in accounting principle. The accounting for changes in fair value of a derivative instrument depends on its intended use and the resulting designation.

If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income (“OCI”) and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. The gain or loss on a hedging derivative instrument that is designated as, and is effective as, an economic hedge of the net investment in a foreign operation shall be reported in the same manner as a translation adjustment to the extent it is effective as a hedge. The ineffective portion of net investment hedges shall be reported in earnings.

Upon adoption of SFAS No. 133 on January 1, 2001, Telefónica Móviles designated all its hedging relationships anew. The adoption resulted in an after-tax increase (reduction) to income of € 9 million and an after-tax increase (reduction) to OCI of €4 million. All the amounts classified as OCI referred related to the effective portion of cash flow hedges, the total of which has partially been reclassified into earnings during 2001.

2000
Thousands of Euros, except per share amounts
Historical U.S. GAAP amounts
Net income for the year ended December 31,	727,483
Net income per share	0.20
Pro Forma U.S. GAAP amounts
Net income for the year ended December 31,	736,492
Net income per share	0.21

Fair Value Hedges

Part of the debt of Telefónica Móviles, S.A.’s affiliate, Telefónica Móviles España, had been granted with a multi-currency credit line by Telefonía y Finanzas, S.A. (Telfisa), a Telefónica Group company, in U.S. Dollars, and uses currency swap exchange contracts to hedge against the effect that fluctuation in exchange rates may have on the future payments associated with this credit line.

Under Spanish GAAP those derivatives designated as fair value hedges are not recorded at fair value and the respective hedged item is recorded taking into consideration the characteristics of the hedging instrument. Under U.S. GAAP all derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. Additionally, those hedging relationships that are designated as fair value hedges under U.S. GAAP have their respective hedge items recorded at fair value and all hedging ineffectiveness are included in earnings. The hedge instruments used by Telefónica Móviles, S.A. did not result in any ineffectiveness since the “short cut” method was always applied.

Net Investment Hedges

Telefónica Móviles’ policy is to attempt to finance its activities in the same currencies as those used for its foreign investments or in a currency that matches the functional currency of the investee’s country, in order to hedge foreign currency exposure of net investments in foreign operations. This policy is implemented through by financing in the related currency or in a currency that matches the functional currency of the investee’s country, thereby reducing the exchange risk.

For the year ended December 31, 2002, approximately €2,841 thousand of net income related to non-derivative instruments used as net investment hedges were included as a cumulative translation adjustment in the statement of comprehensive income as required by SFAS 52. This amount principally offset the net gains recorded on the respective net investments in foreign currencies being hedged. The hedge instruments used by Telefónica Móviles resulted in no amount of ineffectiveness.

Under Spanish GAAP there are more instruments that qualify as net investment hedges but not under the requirements of SFAS 133 basically because of differences related to consideration of effectiveness. As a result of this difference Telefónica Móviles has reclassified from cumulative translation adjustment a net income of €20,597 thousand.

The breakdown of the hedging instruments, their recorded amounts and the amount accounted under cumulative translation adjustment are as follows:

	December 31, 2002
Hedging instruments	Recorded amount	Impact in cumulative translation adjustments
	Thousands of Euros
Loans	23,303	2,841
Total	23,303	2,841

Cash Flow Hedges

As part of its overall risk management strategy, Telefónica Móviles, S.A. uses derivatives to convert its variable-rate notes into fixed-rate debt. Most of these derivatives, considered effective according to SFAS No. 133, are designated as cash flow hedges to manage the cash flow exposure due to interest rate fluctuations.

As of December 31, 2002, Telefónica Móviles, S.A. has recognized €301 thousand of deferred gain in other comprehensive income for the effective portion of hedges of future cash flows. Derivative gains and losses included in other comprehensive income are reclassified into earnings concurrently with the recognition in earnings of the cash flow item being hedged.

Under Spanish GAAP those derivatives designated as cash flow hedges of forecasted transactions are carried at lower of the cost or market value.

Under U.S. GAAP all derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. Additionally, those hedging relationships which are designated as cash flow hedges under U.S. GAAP have their respective effective portion of the gain or loss recorded in other comprehensive income until it is necessary to be adjusted against net income in order to offset the respective change in expected future cash flows on the hedged transaction. All of the ineffective portion and excluded component of the derivative instruments is included in earnings.

Telefónica Móviles estimates that a insignificant amount of the net derivative gains included in OCI as of December 31, 2002 will be reclassified into earnings within the next twelve months. The maximum time over which Telefónica Móviles is hedging exposure to variability of cash flows is 7 years.

Other Derivative Contracts

Telefónica Móviles, S.A. holds various interest rate and foreign exchange derivative instruments, which were not formally designated under SFAS 133 for the application of hedge accounting.

Under Spanish GAAP these derivatives are recorded at lower of cost or market value. Under U.S. GAAP all derivatives not designated as certain hedges are recorded on the balance sheet at fair value being recorded as a component of income from continuing operations during the period that such contracts remain outstanding. The impact of this GAAP difference in net losses as of December 31, 2002 was €19,280 thousand.

Derivative instruments are reported on a net-by-counterparty basis on the combined balance sheet where management believes a legal right of setoff exists under an enforceable netting agreement. The fair value of derivative instruments is set forth below:

	December 31, 2002
	Assets	Liabilities
	Thousands of Euros
Currency forward operations	—	7,799
Foreign currency Swap contracts	53,114	63,026
Options	27,287	13,383

10)  U.S. GAAP adjustments related to companies consolidated by the equity method

It reflects the U.S. GAAP adjustments made in the companies consolidated by the equity method. All the adjustments made in these companies have the same nature as the adjustments described above. The main adjustments refer to “Recognition of Revenues and Expenses” (Note 20.4) and to “Start-up expenses” (Note 20.1.b) in the companies Médi Telecom, S.A., Ipse 2000, S.p.A. and Mobipay International, S.A.

11)  Restatement of Prior-Period Financials

As described in the Note 2 of the notes to the Combined Financial Statements, under Spanish GAAP, the Combined Financial Statements show the holdings that were historically owned or acquired by the Telefónica Group and that were legally transferred to the Telefónica Móviles Group during 2000 and 2001. In 2001, two additional subsidiaries of Telefónica Group were acquired as described below:

—	In November, 2001, after the spin-off of Telefónica de Argentina, Telefónica Móviles, S.A. acquired a 97.93% interest in Telefónica Móviles Argentina, S.A., which in turn owns all the shares of Telefónica Comunicaciones Personales, S.A.

—	In June, 2001, after the spin-off of Telefónica del Perú, S.A.A., Telefónica Móviles, S.A. acquired a 97.05% interest in Telefónica Móviles Perú Holding, S.A.A., which in turn owns all the shares of Telefónica Móviles, S.A.C. An additional 0.92% interest was acquired on the Peruvian market and, accordingly Telefónica Móviles owns 97.97% of its subsidiary’s capital stock.

Under Spanish GAAP those acquisitions are recorded similarly as whether they had been acquired from third parties, therefore no restatement of financial statements is allowed under Spanish GAAP. However, under U.S. GAAP, the combined financial statements should show the restatements in reorganizations of entities under common control for all the periods presented, as these companies were under the common control of Telefónica, S.A. This restatement note gives effect of the accounts of these companies as they were historically owned or acquired by the Telefónica Group and will be accounted as a reorganization of entities under common control, and reflect the contribution of the historical accounts of these companies to the Telefónica Móviles, S.A. combined financial statements.

The relating (restated) combined financial statements includes information derived from the audited statements of operations of Telefónica Móviles, S.A.C. and Telefónica Comunicaciones Personales, S.A. for the years ended December 31, 1999 and 2000, as these entities were under the control of the Telefónica Group in those dates.

Telefónica Comunicaciones Personales, S.A. for the period ended December 31, 1999 and until mid 2000, should be accounted by the equity method under U.S. GAAP, since the minority holders have significant participating rights in the operating decisions of these companies during the periods above mentioned.

The included financial statements of Telefónica Móviles, S.A.C. as of December 31, 1999 have been obtained through a carve-out accounting for Telefónica del Perú, S.A.A. Until February 25, 1999, date of the legal constitution of Telefónica Móviles, S.A.C., all assets and liabilities of Telefónica del Perú, S.A.A. have been recorded in the combined financial statements for all periods based on the specific identification of rights and obligations associated with the wireless business operations of this company.

The tables below demonstrate the combined financial statements with the restatement effects of the consolidation of Telefónica Móviles, S.A.C. and Telefónica Comunicaciones Personales, S.A. as if they were part of Telefónica Móviles Group prior to January 1, 1999.

Abridged balance sheets	12/31/00
Thousands of Euros
Start-up expenses	176,818
Intangible assets	13,786,160
Property, plan and equipment	5,074,989
Long-term financial investments	300,278
Goodwill	496,665
Deferred charges	35,616
Current assets	3,629,933

Total assets	23,500,459

Shareholders’ equity	6,125,397
Minority interests	2,428,338
Deferred revenues	60,149
Provisions for contingencies and expenses	43,705
Long-term liabilities	3,338,893
Short-term liabilities	11,503,977

Total liabilities and Shareholders’ equity	23,500,459

Abridged statements of operations	12/31/99	12/31/00
	Thousands of Euros
Net revenues from operations	5,220,352	7,029,937
Other revenues	100,978	145,991
Operating Expenses:	(4,230,947)	(5,796,102)

Operating Income	1,090,383	1,379,826
Amortization of Goodwill	(18,415)	(27,081)
Income (losses) of associated companies	(502)	(92,421)
Income (losses) from financial activities	(153,340)	(237,415)

Income (losses) from ordinary activities	918,126	1,022,909
Extraordinary income (expense)	(197,145)	(55,424)

Income (losses) before tax and minority interest	720,981	967,485
Corporate income tax	(223,348)	(335,070)
Minority interest	40,189	(20,367)

Net Income (losses) for the year	537,822	612,048

Therefore, we can summarize the restatement effects of the consolidation of Telefónica Móviles, S.A.C. and Telefónica Comunicaciones Personales, S.A. in the following table:

Effects of restatement	12/31/99	12/31/00
	Thousands of Euros
Effect in Net income	(2,412)	(32,723)
Effect in Shareholders’ equity	—	806,057

Following, we include the evolution of the interests owned by Telefónica Group in both affiliates, taking into account that both entities were participated by their holding companies, Telefónica del Perú, S.A.A. and Telefónica de Argentina, S.A. until the date of contribution to Telefónica Móviles.

	% of interest
	12/31/99	12/31/00	12/31/01
Telefónica Móviles, S.A.C.
Telefónica Group historical ownership	40.04%	93.15%	97.97%
Telefónica Comunicaciones Personales, S.A.
Telefónica Group historical ownership	27.21%	97.93%	97.93%

12)  Shares in Deposit at Finance Entities acting as Agents in Stock Option Plans

On October 11, 2001, Telefónica Móviles, S.A. carried out the capital increase authorized by the Stockholders’ Meeting on October 26, 2000, the objective of which is the coverage of the stock options plan of Telefónica Móviles, S.A. (MOS Program), through the issue of a total of 21,445,962 common shares with a par value of €0.5 each. These shares were subscribed and paid 50% by Banco Bilbao Vizcaya Argentaria, S.A. and 50% by Caja de Ahorros y Pensiones de Barcelona with additional paid-in capital of €32,169,000 (Notes 9a and 18).

In the Spanish GAAP financial statements, the amount paid by the two finance entities, Banco Bilbao Vizcaya Argentaria (BBVA) and Caja de Ahorros y Pensiones de Barcelona (La Caixa), acting as agents in the Stock Option Plan for Telefónica Móviles, S.A.’s employees is recorded as a capital increase subscribed to by the afore-mentioned companies (Note 9.a). For U.S. GAAP reporting purposes, this amount is shown as a component of the long-term liabilities.

According to Spanish GAAP, the Company has not recorded any compensation expense relating to the MOS Plan for the year ended December 31, 2002.

Under U.S. GAAP, the Company accounts for stock-based awards to employees using the intrinsic value method in accordance with APB 25, Accounting for Stock Issued to Employees. Compensation cost for stock options granted to employees is measured as the excess of the quoted market price of the Company’s stock on the measurement date over the amount an employee must pay to acquire the stock (the “intrinsic value”), and is recognized over the vesting period. As this stock option plan permits at the option of the holder either exercise for cash or in shares, according to US GAAP, a presumption exists that an employee will elect the cashless exercise and the option should be accounted for as a variable plan. On December 31, 2002 the closing market share price was Euro 6.20 consequently no compensation charge was recorded relating to the MOS Plan for the year ended December 31, 2002, since this plan did not have positive intrinsic value at that date.

Had compensation expense for options granted under MOS Program been determined based on fair value at the grant dates in accordance with SFAS No. 123, the Company’s charge for the year ended December 31, 2002 would not have been material in net income or basic earnings per share. The fair value of each option granted was estimated using the Black-Scholes option pricing model, for each option with the same vesting period, using the following average assumptions: risk-free interest rate of 4.08%; expected life of 2.7 years; expected dividend yield of 0.00 percent; and assumed volatility of 45.27%.

The status of the Company’s stock option plan is summarized below as of December 31, 2002:

Number of Stock Options
Outstanding at December 31, 2001	—
Granted	16,392,164
Forfeited / Expired	—

Outstanding at December 31, 2002	16,362,164

None of the outstanding options at December 31, 2002 are exercisable. All options vest between January 2004 and January 2006.

13)  Change in Subsidiaries’ Fiscal Year End

As explained in Note 2.d, during 2001, since Telefónica Móviles Group and its subsidiaries in Argentina had different fiscal year-ends, Telefónica Móviles, S.A. decided to change the fiscal year-end of those subsidiaries in order to match the Group’s fiscal year end. Under Spanish GAAP, the impact of this change was recorded as extraordinary expenses (Note 14.d). For U.S. GAAP, the effects of this change for any periods in excess of 12 months were credited directly to retained earnings.

14)  Employees terminations

According to EITF 94-3, for involuntary termination benefits included in the scope of this Issue, a liability should be recognized in the period management approves the plan of termination if all of the following conditions exist:

—	Prior to the date of the financial statements, management having the appropriate level of authority to involuntarily terminate employees approves and commits the enterprise to the plan of termination and establishes the benefits that current employees will receive upon termination.

—	Prior to the date of the financial statements, the benefit arrangement is communicated to employees. The communication of the benefit arrangement includes sufficient detail to enable employees to determine the type and amount of benefits they will receive if they are terminated.

—	The plan of termination specifically identifies the number of employees to be terminated, their job classifications or functions, and their locations.

—	The period of time to complete the plan of termination indicates that significant changes to the plan of termination are not likely.

Under local GAAP €4,288 thousand have been provided for employees terminations that do not fullfill the mentioned requirements in EITF 94-3 or either in SFAS 146 and therefore this amount has been adjusted under US GAAP.

Additional Disclosures Required Under U.S. GAAP

1)  Use of estimates in preparation of the combined financial statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from such estimates.

2)  Consolidation method

Under Spanish GAAP, unlisted companies in which a holding of at least 20% (or 3% if listed) is owned, are carried by the equity method. On the other hand, investments in companies in which the Company owns less than 50% of the common voting stock must be consolidated when such companies are considered for Spanish GAAP purposes to be controlled by the Company. In general, under U.S. GAAP, companies in which a holding of between 20% and 50% is owned are carried by the equity method, unless there is evidence that significant influence is exercised over their management.

2001

Since October 1, 2001, Ipse 2000, S.p.A. has been carried by the equity method under Spanish GAAP, because since that date certain difficulties have been gradually disclosed which, in practice, have substantially affected management of Ipse 2000, S.p.A. by the Telefónica Móviles Group. Therefore, the difference in consolidation between Spanish and U.S. GAAP related to this affiliate is reflected only through September 30, 2001.

On November 8, 2001 Telefónica Móviles, S.A. signed a new Shareholder’s agreement with Sonera where most actions of Group 3G UMTS Holding GmbH can be adopted by simple majority, except for certain transactions which are considered to be protective rights (Capital reductions, distribution of earnings or the Company’s Clearance sale). As a result of this new agreement, Group 3G UMTS Holding GmbH has starting on November 8, 2001, been consolidated under U.S. GAAP. Therefore, the difference in consolidation between Spanish and U.S. GAAP related to this affiliate is reflected only through November 8, 2001.

The following summarizes the effect on the balance sheet at December 31, 2000, and on the statements of operations and cash flows for the years ended December 31, 2000 and 2001, of reversing the consolidation of these investments and accounting for them under the equity method under U.S. GAAP:

Condensed balance sheets	12/31/00
Thousands of Euros
Start-up expenses	(4,147)
Intangible assets	(11,923,100)
Property, plan and equipment	(2,218)
Investments in associated companies	2,142,500
Other financial investments	82,765
Current assets	3,609,306

(6,094,894)
Minority interests	(2,075,709)
Long-term liabilities	(1,083,012)
Current liabilities	(2,936,173)

(6,094,894)

Condensed statements of operations	12/31/00	12/31/01
	Thousands of Euros
Net revenues from operations	3,889	23,489
Other revenues	(1,514)	(9,907)
Operating Expenses:
Services and goods purchased	—	7
External services and local taxes	919	45,372
Personnel expenses	—	22,275
Depreciation and amortization	—	1,436
Other operating expenses	18	211

Operating Income	3,312	82,883
Income (losses) of associated companies	(764)	(175,555)
Financial expense	(101,150)	6,644
Financial income	99,065	200,651

Income (losses) from ordinary activities	463	114,623
Extraordinary income (expense)	—	333

Income (losses) before tax and minority interest	463	114,956
Corporate income tax	—	(96,849)
Minority interest	(463)	(18,107)

Net Income (losses) for the year	—	—

Condensed statements of cash flow	12/31/00	12/31/01
	Thousands of Euros
Net cash provided by operating activities	(2,985,179)	(469,436)
Net cash used in investing activities	7,628,797	946,003
Net cash used in financing activities	(4,717,482)	(402,703)

Net change in cash and cash equivalents	(73,864)	73,864
Cash and cash equivalents at beginning of year	—	(73,864)

Cash and cash equivalents at year-end	(73,864)	—

2002

Brasilcel, N.V. and its dependent companies have been consolidated during 2002 under Spanish GAAP under the proportional integration method. However, under U.S. GAAP, Telefónica Móviles, S.A. should consolidate these companies under equity method.

The following summarizes the effect on the balance sheet at December 31, 2002, and on the statements of operations and cash flows for the years ended December 31, 2002, of reversing the consolidation of these investments and accounting for them under the equity method under U.S. GAAP:

Condensed balance sheets	12/31/02
Thousands of Euros
Start-up expenses	(28,079)
Intangible assets	(1,201,390)
Property, plan and equipment	(833,673)
Investments in associated companies	1,869,049
Other financial investments	(843,882)
Current assets	(341,744)

(1,379,719)
Minority interests	(252,054)
Long-term liabilities	(493,740)
Current liabilities	(633,925)

(1,379,719)

Condensed statements of cash flow	12/31/02
Thousands of Euros
Net cash provided by operating activities	—
Net cash used in investing activities	(69,052)
Net cash used in financing activities	—

Net change in cash and cash equivalents	(69,052)
Cash and cash equivalents at beginning of year	—

Cash and cash equivalents at year-end	(69,052)

There is no effect on the statements of operations, as the contributions of the shares was made on December 27, 2002.

3)  Disclosure about fair value of financial instruments

SFAS No. 107, Disclosure about Fair Value of Financial Instruments, requires that the Group disclose the estimated fair value of its financial instruments at December 31, 2001 and 2002. The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate such fair value:

a.  Cash and short–term financial investments—

The fair value of these investments is estimated based on listed market prices for those or similar investments. The carrying value of these investments approximates fair value because of the short maturity of those instruments.

b.  Long-term financial investments—

The fair value of certain investments is estimated based on listed market prices for those or similar investments. For investments for which there are no market prices, a reasonable estimate of fair value could not be made without incurring excessive costs. In view of the limited volume of these investments, the cost of their valuation based on an estimate of future cash flows discounted at market interest rates for investments of this type would be disproportionate with respect to the additional information to be gained thereby, and the Group’s management considers that the difference between the book value and the fair value is not material.

c.  Current assets—

The carrying value for most of the current assets approximates fair value because of the relatively short period of time between the origination of the instruments and their expected realization.

d.  Short-term payables—

The carrying value for most of the short-term payables approximates fair value because of the relatively short period of time between the origination of the instruments and their expected settlement.

e.  Payable to credit entities and Telefónica Group companies—

The fair value of long-term debts was estimated based on the discounted value of future cash flows expected to be paid, using discount rates that reflect the relative risks involved.

f.  Off-balance sheet risks—Derivatives—

Swap agreements: the fair value is the estimated amount that the Company would receive or pay to terminate the swap agreements at the reporting date.

Where no comparison of book versus fair value is presented for a financial asset or liability line item in the schedule below, no significant difference in values is believed to exist.

	Balance at 12/31/01		Balance at 12/31/02
	Carrying value	Fair Value	Carrying value	Fair Value
	Thousands of Euros
Liabilities:
Short-term payables	10,761,875	10,829,118	3,489,236	3,508,132
Security issues	—	—	669,469	714,230
Payable to banks and other financial institutions	396,878	404,090	488,470	384,019
Payable to Telefónica Group companies	1,872,922	1,995,162	6,025,877	6,344,092
Derivative financial instruments:
Foreign currency swaps, options and forwards	108,254	135,689	4,018	(3,808)
Interest rate swaps	—	1,773		301

4)  Comprehensive Income

SFAS No. 130 defines comprehensive income as a measure of all changes in equity of an enterprise during a period that result from transactions and other economic events of the period other than transactions with owners. Under Spanish GAAP, comprehensive income components are recorded as separate items in “Shareholders’ equity”.

The following represents the statement of comprehensive income prepared under U.S. GAAP:

	Year ended
Statement of Comprehensive Income	12/31/00	12/31/01	12/31/02
	Thousands of Euros
Net Income under U.S. GAAP	727,483	320,447	(3,647,254)
Other Comprehensive Income:
Foreign currency translation adjustments	173,061	(955,726)	(2,161,412)
SFAS 133 adjustment	—	8,378	500

Comprehensive income	900,544	(626,901)	(5,808,166)

The following chart describes changes in accumulated “Other comprehensive income”:

Other Comprehensive Income	Foreign Currency Items
Thousands of Euros
Ending balance at December 2000	52,562
Period change	(947,348)

Ending balance at December 2001	(894,786)
Period change	(2,160,912)

Ending balance at December 2002	(3,055,698)

5)  Statements of cash flows

Spanish GAAP does not require presentation of a statement of cash flows.

The following are combined statements of cash flows based on the financial statement amounts reported under Spanish GAAP:

	12/31/00	12/31/01	12/31/02
	Thousands of Euros
Net income under Spanish GAAP:	644,771	893,355	(3,724,399)
Adjustments to reconcile net income to net cash
Provided by operating activities:
Depreciation and amortization	897,557	1,357,557	1,403,502
Provision for contingencies and expenses	(99,997)	(3,990)	2,085,586
Other provisions	47,059	140,949	(27,843)
Participation in results of associated companies	94,701	24,497	159,477
Loss on disposal of fixed assets	15,103	77,446	9,383,619
Gain on sale of fixed assets and financial investment Disposals	(6,599)	(1,328)	(1,955)
Results attributed to minority interests	20,518	(48,352)	(4,363,987)
Change in operating assets and liabilities, net of effects from purchase of new investments:
Decrease (increase) in inventory	(36,121)	(43,802)	23,024
Decrease (increase) in accounts receivable	(351,536)	(562,205)	(241,915)
Decrease (increase) in prepayments and income tax receivable	36,596	(181,001)	(2,212,611)
Increase (decrease) in accounts payable and accrued expenses	4,330,728	(446,932)	715,927
Increase (decrease) in interest payable	(41,368)	(14,250)	7,509
Increase (decrease) in income tax payable	43,014	140,541	(1,049,178)
Total adjustments	4,949,655	439,130	5,881,155

Net cash provided by (used in) operating activities	5,594,426	1,332,485	2,156,756

Cash flow from investing activities:
Proceeds from sale of property, plant and equipment	29,523	72,449	41,212
Proceeds from financial investments, net of purchases	30,572	(178,156)	566
Proceeds from capital grants	(168)	(421)	(355)
Capital expenditures, net of minorities	(11,872,996)	(2,141,210)	(1,046,596)
Purchase of new investments, net of cash acquired	(53,664)	(1,457,214)	(797,238)
Payments for deferred charges	(190,901)	(333,507)	46,192

Net cash provided by (used in) investing activities	(12,057,634)	(4,038,059)	(1,756,219)

Cash flow from financing activities:
Proceeds from capital increase	3,949,755	1,478,947	—
Reserves not contributed	202,278	99,402	—
Other	10,540	—	—
Proceeds from other loans, credit facilities and notes payable	3,148,432	841,267	(332,222)
Dividends paid and contributions from minority interest owners	(855,090)	(11,335)	17,874

Net cash provided by (used in) financing activities	6,455,915	2,408,281	(314,348)

Effects of exchange rate changes on cash	139,089	191,286	(37,055)
Net change in cash	131,796	(106,007)	49,134
Cash and cash equivalents at beginning of year	45,623	177,419	71,412

Cash and cash equivalents at end of year	177,419	71,412	120,546

6)  Earnings per share

Spanish GAAP does not require the net earnings per share to be disclosed in the financial statements.

Earnings per share for U.S. GAAP purposes has been presented only for the years 2001 and 2002, since Telefónica Móviles, S.A. had no capital structure prior to February 14, 2000.

The weighted-average shares outstanding for diluted earnings per share is not greater than such shares used in the basic earnings per share calculation since there are no dilutive shares to be issued.

	12/31/01	12/31/02
Earnings per share (U.S. GAAP):
Basic	0.08	(0.85)
Diluted	0.08	(0.85)
Weight average number of shares used in calculation:
Basic	4,141,432,815	4,290,372,979
Diluted	4,146,250,812	4,311,818,941

7)  Segment data

The Group is organized and managed by geographic segments.

The Company views operating income or loss as the primary measure of segment profit (loss).

The accounting principles used in accounting for the segments are the same as those used in the combined financial statements. Transactions between segments were immaterial during 2001 and 2002.

Segment information for 2001, and 2002 was as follows:

2001	Spain	Latin America	Europe and Mediterranean Basin	Consolidation Adjustments and other (*)	Total
	Thousands of Euros
Net revenues from operations	5,815,440	2,685,983	8,931	(99,290)	8,411,064
Other revenues	112,090	(10,036)	33,254	12,439	147,747
Operating expenses (excluding depreciation and amortization)	3,124,524	1,992,085	132,036	(23,523)	5,225,122
EBITDA	2,803,006	683,862	(89,851)	(63,328)	3,333,689
Depreciation and amortization	654,803	537,047	11,149	55,160	1,258,159
Operating Income	2,148,204	146,815	(101,000)	(118,489)	2,075,530
Amortization of goodwill	5,187	12,993	—	35,622	53,802
Income (losses) of associated companies	(40,261)	(2,392)	(76,540)	—	(119,193)
Financial income (expense)	(136,616)	(579,713)	14,406	373,864	(328,059)
Extraordinary income (expense)	(461,926)	(108,056)	(264)	469,541	(100,705)
Income before tax and minority interests	1,504,214	(556,339)	(163,398)	689,294	1,473,771
Corporate income tax	536,019	113,338	(38,224)	17,635	628,768
Minority interests	—	21,888	—	26,464	48,352
Net income (loss)	968,195	(647,789)	(125,174)	698,123	893,355
Capital expenditures	792,308	597,927	721,475	10,289	2,121,999
Property, plant and equipment (net)	2,335,881	2,833,046	72,350	3,137	5,244,414
Total assets	13,926,358	4,644,099	10,664,251	(4,320,622)	24,914,086

2002	Spain	Latin America	Europe and Mediterranean Basin	Consolidation Adjustments and other (*)	Total
	Thousands of Euros
Net revenues from operations	6,833,740	2,291,446	51,895	(37,246)	9,139,835
Other revenues	69,642	38,239	8,623	(25,434)	91,070
Operating expenses (excluding depreciation and amortization)	3,442,804	1,736,793	285,770	(29,668)	5,495,035
EBITDA	3,460,578	592,892	(225,252)	(92,348)	3,735,870
Depreciation and amortization	683,634	514,942	62,422	55,408	1,316,406
Operating Income	2,776,944	77,950	(287,674)	(147,756)	2,419,464
Amortization of goodwill	18,672	19,411	—	49,013	87,096
Income (losses) of associated companies	(4,742)	(1,558)	(153,177)	—	(159,477)
Financial income (expense)	(192,924)	(450,483)	(49,332)	376,543	(316,196)
Extraordinary income (expense)	(7,408,067)	(30,685)	(11,418,991)	6,781,841	(12,075,902)
Income before tax and minority interests	(4,847,461)	(424,187)	(11,909,174)	6,961,615	(10,219,207)
Corporate income tax	(1,874,440)	67,730	33,959	(358,070)	(2,130,821)
Minority interests	—	65,874	—	4,298,113	4,363,987
Net income (loss)	(2,973,021)	(426,043)	(11,943,133)	11,617,798	(3,724,399)
Capital expenditures	524,546	311,683	203,393	6,974	1,046,596
Property, plant and equipment (net)	2,098,049	2,558,127	3,263	2,290	4,661,729
Total assets	7,915,218	5,492,704	1,224,842	1,598,950	16,231,714

(*)	Include holding companies

Measurement of Segments:

We include in the disclosure of segment data those measures of profit or loss which are reviewed by the operating management to asses the performance of each segment, basically operating revenues (sales to external clients and to other segments), operating expenses, EBITDA, and capital expenditures.

The budgets and strategic plans of the segments include the above mentioned measures, and our chief operating decision maker reviews them on a monthly basis in order to assess the performance of the segments and make decisions to improve it and also to evaluate the accomplishment of the management of each segment.

The rest of the measures disclosed are also considered for purposes of making decisions about allocating resources to each segment. Management uses more than one measure of a segment’s profit or loss, however, the reported measures are those that management believes are determined in accordance with the measurement principles most consistent with Spanish GAAP.

Accounting principles:

All transactions between segments are made at market prices or at prices which have been approved and published by the regulatory authority.

8)  External services (Advertising)

The Company advertises its branded services and products through national and regional media in the countries in which it operates. These advertising costs are expensed as incurred, and are charged against “Other operating expenses”, except those related to reflagging expense, as described in Note 20.1.c. Advertising expenses for 2000, 2001 and 2002 amounted to €270,714 thousand, €344,680 thousand, and €306,223 thousand, respectively.

9)  Financial statement classifications

In the Spanish GAAP financial statements, amortization of goodwill is shown separately in the consolidated statement of operations below operating income. For U.S. GAAP reporting purposes, amortization of goodwill is shown as a deduction before operating income. Also, goodwill arising from acquisition of equity method investees would be accounted for as part of the carrying amount of the investment under U.S. GAAP, rather than been shown as goodwill on the balance sheet under Spanish GAAP. This would increase the carrying amount of the equity investments and decrease goodwill respectively by €4,497 thousand (net of amortization), €4,262 thousand (net of amortization) and €5,097 thousand at December 31 2000, 2001 and 2002, respectively.

Spanish GAAP requires certain income and expenses, which are not ordinary income and expenses, to be classified as extraordinary income and expenses. Under U.S. GAAP, income and expenses must be both unusual in nature and infrequent in occurrence in order to be classified as extraordinary. Accordingly, no extraordinary income and expenses exist under U.S. GAAP for 2000, 2001 and 2002.

Internal expenditures capitalized consist of the internal direct labor and allocable portion of the indirect costs. Under Spanish GAAP internal capitalized expenses of in-house work of fixed assets are capitalized in “Other revenues” by €66,063 thousand, €128,599 thousand and €74,461 thousand in 2000, 2001 and 2002, respectively. For U.S. GAAP purposes, the cost capitalized should be netted against the related cost.

Variation in finished goods inventories represents the net change in finished goods inventories during the period. This includes beginning finished goods inventory plus purchases less sales and obsolescence provisions. Under Spanish GAAP, the net changes in finished goods inventories are included in “Other revenues” by €11,822 thousand, (€37,209) thousand and (45,021) thousand in 2000, 2001 and 2002, respectively. Under U.S. GAAP the net change in finished goods inventories is included in operating expenses.

As described in Note 1 and in Note 4k, €1,700 million relate to the provision recorded for the value of the investment in Ipse 2000, S.p.A. are recorded under the caption “Provisions for contingencies and expenses”. Under U.S.GAAP, this amount would be reflected decreasing the investment and the accounts receivable.

10)  Impairment of long-lived assets

Telefónica Móviles, S.A. evaluates the recoverability of the carrying amount of its long-lived assets, including its administrative concessions, when events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable.

In performing the review for recoverability of long-lived assets under Spanish GAAP and U.S. GAAP, Telefónica Móviles, S.A. estimates its future cash flows expected to result from each respective long-lived asset. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the long-lived assets, an impairment loss is recognized under U.S. GAAP. Otherwise, an impairment loss is not recognized under both GAAP. Measurement of an impairment loss is based on the fair value of the long-lived assets under Spanish GAAP (discounted cash flows). Since both discounted and undiscounted cash flows are higher than the carrying amount of the long-lived assets, no difference has arisen in 2001 and 2002 between Spanish and U.S. GAAP.

The estimates for the demand of 3G services have been revised downwards as result of the actual data services demand and the ongoing delay in the availability of a stable and competitive UMTS technology. The demand for data services has been hampered by the impossibility to coordinate the “value chain” and by the conflicts between suppliers and software and application developers—which have hindered the adoption of interoperable devices. On the other hand, the delay in the introduction of a commercially viable UMTS technology has allowed incumbent operators to make a much smoother “migration” to the new technology, thus hampering the successful introduction of new entrants. In addition, the delay has caused the major European markets to approach saturation, reducing the potential market for new entrants to capturing low value marginal clients or those clients that have not been retained by existing operators. At the same time, there has been an increased perception of the difficulty of success of new entrants, even using proven technologies such as GSM. The international “footprint” issue, so important a couple of years ago, is no longer a critical factor and is more important to have sufficient scale in a particular market to obtain reasonable returns.

Taking into account these circumstances and considering SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, Telefónica Móviles, S.A. compared the value obtained from undiscounted cash flows with the carrying value of the licences and considering that this carrying value was higher, decided, using a discounted cash flow approach, to estimate the fair value of the UMTS licences, resulting a write down of these long-lived assets. The discount rate used in this discounted cash flow was calculated considering the interest rate in Europe and the risk of this business. A sensitivity analysis would not show significant differences, due to the fair value obtained in the cash flow approach. The assets retired as a result of the aformentioned write-down are as follows (see Note 1):

	Total Móviles Group	Attributed to:
Balance Sheet		Germany	Austria	Switzerland
	(Thousands of Euros)
Start-up expenses	(100,871)	(84,794)	(6,499)	(9,578)
Intangible assets	(9,285,756)	(9,118,935)	(128,963)	(37,858)
Property, plant and equipment	(84,296)	(57,843)	(6,364)	(20,089)
Other assets	(114,691)	(114,691)	—	—

Total asset retirements	(9,585,614)	(9,376,263)	(141,826)	(67,525)

The detail, by caption and country, of the effect of the write-downs and restructuring expenses arising from the Group’s decisions on the 2002 consolidated statement of operations and consolidated balance sheet of Telefónica Móviles is as follows (see Note 1):

	Total Móviles Group	Allocated to:
Statement of Operations		Germany	Italy	Austria	Switzerland
	(Thousands of Euros)
Share in losses of companies accounted for by the equity method	(34,386)	—	(34,386)	—	—
Losses on intangible assets	(9,285,381)	(9,118,935)	—	(129,220)	(37,226)
Losses on property, plant and equipment	(81,179)	(57,843)	—	(5,075)	(18,261)
Extraordinary expenses (net) due to halting of UMTS operations	(2,563,469)	(829,427)	(1,699,931)	(9,979)	(24,132)

Loss before taxes	(11,964,415)	(10,006,205)	(1,734,317)	(144,274)	(79,619)

Corporate income tax	2,716,511	—	—	—	—
Loss attributed to minority interests	4,198,050	—	—	—	—

Loss for the year	(5,049,854)	—	—	—	—

The segment in which the impaired intangible assets are reported is Europe and Mediterranean Basin (see Caption 7 Segment Data).

11)  New accounting standards

Accounting for Asset Retirement Obligations—

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. Management estimates that adoption of this pronouncement will not have a material impact on the earnings or financial position of the Company.

Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections

On April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. This Statement rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt”, and an amendment of that Statement, SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements”. This Statement also rescinds SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers”. This Statement amends SFAS No. 13, “Accounting for Leases”, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of this Statement related to the rescission of SFAS No. 4 shall be applied in fiscal years beginning after May 15, 2002. The provisions of this Statement related to SFAS No. 13 shall be effective for transactions occurring after May 15, 2002, with early application encouraged. All other provisions of this Statement shall be effective for financial statements issued on or after May 15, 2002, with early application encouraged. Application of this Statement will result in the reclassification of this period and prior period gains and losses on the extinguishments of debt that have been classified as extraordinary into operating income. Management estimates that adoption of this pronouncement will not have a material impact on the earnings or financial position of the Company.

Accounting for Costs Associated with Exit or Disposal Activities—

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). This Statement applies to costs associated with an exit activity that does not involve an entity newly acquired in a business combination or with a disposal activity covered by SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, and requires that liabilities associated with an exit plan or disposal activity be recognized and measured initially at fair value in the period in which the liability is incurred. The provisions of this Statement shall be effective for exit or disposal activities that are initiated after December 31, 2002, and are to be applied prospectively. The Company currently has no plans to exit or dispose of any activities, and thus does not anticipate that adoption of SFAS No. 146 will have a material impact on its results of operations or its financial position.

Accounting for Stock-Based Compensation—

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure provisions of SFAS No. 123 to require disclosure of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements in the summary of significant accounting policies. SFAS No. 148 does not amend SFAS No. 123 to require companies to account for their employee stock-based awards using the fair value method. However, the disclosure provisions are required for all companies with stock-based employee compensation, regardless of whether they utilize the fair value method of accounting described in SFAS No. 123 or the intrinsic value method described in APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS 148 is effective for fiscal years beginning after December 15, 2002 and early application is permitted. The Company currently accounts for stock based compensation in accordance with APB No. 25 (Note 12 “Shares in Deposit at Finance Entities acting as Agents in Stock Option Plans” of the Reconciliation) and does not anticipate that adoption of this Statement will have a material effect on its financial position or results of operations.

Guarantor’s Accounting and Disclosure Requirements for Guarantees—

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45). This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements for periods ending after December 15, 2002 and as such have been included in Note 11 to these financial statements. The Company is assessing, but at this point does not believe that adoption of the recognition and initial measurement requirements of FIN 45 will have a material impact on its financial position or results of operations.

Consolidation of Variable Interest Entities—

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities—an interpretation of ARB No. 51 (FIN 46). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. It requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. It also requires certain disclosures by the primary beneficiary of a variable interest entity and by an enterprise that holds significant variable interests in a variable interest entity where the enterprise is not the primary beneficiary. FIN 46 is effective immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date, and effective for the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company does not currently have interests in any variable interest entities, and thus does not expect that application of this Statement will have any material effect on its financial position or results of operations.

Derivative Instruments and Hedging Activities—

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. This Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in Statement 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. Statement 149 amends certain other existing pronouncements. SFAS No. 149 will be effective for contracts entered into or modified after June 30, 2003, with certain exceptions, and for hedging relationships designated after June 30, 2003. The guidance should be applied prospectively. The Company has not assessed what impact, if any, application of this Standard will have on its financial position, results of operations, or cash flows.

Financial Instruments with Characteristics of Both Liabilities and Equity—

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Specifically, this Statement requires an issuer to classify the following instruments as liabilities (or assets in some circumstances): (1)a financial instrument issued in the form of shares that is mandatorily redeemable, (2)a financial instrument, other than an outstanding share, that, at inception, embodies an obligation to repurchase the issuer’s equity shares, or is indexed to such an obligation, and that requires or may require the issuer to settle the obligation by transferring assets, (3) a financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares, if, at inception, the monetary value of the obligation is based solely or predominantly on certain specified criteria. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Statement is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before its issuance date and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The Company has not yet assessed what effect, if any, adoption of this Standard will have on its financial position, results of operations or cash flows.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA MÓVILES, S.A.

By:	/S/ ANTONIO VIANA-BAPTISTA

Name: Antonio Viana-Baptista Title: Chairman and Chief Executive Officer

Date: June 27, 2003

CERTIFICATIONS

I, Antonio Viana-Baptista, certify that:

1.  I have reviewed this annual report on Form 20-F of Telefónica Móviles, S.A.;

2.  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.  The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)  designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)  evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)  presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.  The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)  all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)  any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.  The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2003

/s/ ANTONIO VIANA-BAPTISTA

Chairman and Chief Executive Officer

I, Ernesto López Mozo, certify that:

1.  I have reviewed this annual report on Form 20-F of Telefónica Móviles, S.A.;

2.  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.  The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)  designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)  evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)  presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.  The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)  all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)  any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.  The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2003

/s/ ERNESTO LÓPEZ MOZO

Chief Financial Officer