Form 20-F
period 2003-12-31
TELEFONICA MOBILE INC
filed 2004-07-09
CIK 1127866

As filed with the Securities and Exchange Commission on July 9, 2004.

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2003

Commission file number: 1-15158

TELEFÓNICA MÓVILES, S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA MOBILES

(Translation of registrant’s name into English)

KINGDOM OF SPAIN

(Jurisdiction of incorporation or organization)

Goya, 24

28001 Madrid, Spain

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, nominal value €0.50 per share*	New York Stock Exchange
American Depositary Shares, each representing one Ordinary Share	New York Stock Exchange

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the New York Stock Exchange.

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

ii

PRESENTATION OF FINANCIAL INFORMATION

In this annual report, references to “dollars,” “US$” or “$” are to United States dollars. References herein to “euro” or “€” are to the single currency of the participating member states in the Third Stage of the European and Economic Monetary Union, including Spain, pursuant to the treaty establishing the European Community, as amended from time to time. Our consolidated and combined financial statements and the notes to our consolidated and combined financial statements are presented in euro. The Telefónica Móviles Group previously reported some of this information in Spanish pesetas.

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

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. The accompanying information contained in this annual report, including, without limitation, the information discussed in:

•	“Item 3.D Risk Factors”,

•	“Item 4. Information on the Company”,

•	“Item 5. Operating and Financial Review and Prospects”, and

•	“Item 11. Quantitative and Qualitative Disclosures About Market Risk”

identify important factors that could cause such differences. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

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

Item 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3.    KEY INFORMATION

A.    SELECTED FINANCIAL DATA

The following summary selected financial data should be read together with the “Item 5. Operating and Financial Review and Prospects” and our consolidated and combined financial statements included in this annual report. Our consolidated financial statements for the year ended and at December 31, 2003 and our combined financial statements for the years ended and at December 31, 2002 and 2001 have been prepared in accordance with Spanish GAAP, which differs in certain significant respects from U.S. GAAP. See note 20 to our consolidated and combined financial statements. The principles of consolidation are described in note 2(c) to our consolidated and combined financial statements.

Summary Selected Financial Data

	Year ended December 31,
	1999	2000	2001	2002	2003
	(euro in thousands, except share and ADS data)
Statement of Operations Data
Spanish GAAP
Net revenues from operations	5,015,729	6,377,249	8,411,064	9,139,835	10,070,284
Other revenues	97,430	110,622	147,747	91,070	152,403

Services and goods purchased	(1,337,895)	(1,559,181)	(1,862,117)	(2,406,039)	(2,592,541)
External services and local taxes	(1,834,992)	(2,277,186)	(2,603,758)	(2,412,370)	(2,581,995)
Personnel expenses	(168,235)	(270,696)	(533,831)	(546,381)	(485,993)
Depreciation and amortization	(621,777)	(871,137)	(1,258,159)	(1,316,406)	(1,420,648)
Change in operating provisions	(101,974)	(129,284)	(225,416)	(130,245)	(99,274)

Total operating expenses	(4,064,873)	(5,107,484)	(6,483,281)	(6,811,441)	(7,180,451)
Operating income	1,048,286	1,380,387	2,075,530	2,419,464	3,042,236
Amortization of goodwill	(18,415)	(26,420)	(53,802)	(87,096)	(101,703)
Income (losses) of associated companies	(3,588)	(94,701)	(119,193)	(159,477)	(80,656)
Financial expense	(346,784)	(304,471)	(714,869)	(921,983)	(1,288,474)
Financial income	234,143	109,607	386,810	605,787	910,337

Income from ordinary activities	913,642	1,064,402	1,574,476	1,856,695	2,481,740
Extraordinary income (expense)	(194,992)	(51,241)	(100,705)	(12,075,902)	(4,536)
Corporate income tax	(210,372)	(347,872)	(628,768)	2,130,821	(890,493)
Minority interests	31,956	(20,518)	48,352	4,363,987	21,127

Net income	540,234	644,771	893,355	(3,724,399)	1,607,838

Earnings per share	—	0.18	0.22	—	0.37
Average outstanding common shares	—	3,560,966,298	4,141,432,815	4,290,372,979	4,309,104,934

U.S. GAAP
Net income(1)	534,093	727,483	320,447	(3,647,254)	1,815,138

Earnings per share	—	0.20	0.08	(0.85)	0.42
Average outstanding common shares	—	3,560,966,298	4,141,432,815	4,290,372,979	4,309,104,934

	At December 31,
	1999	2000	2001	2002	2003
	(euro in thousands)
Balance Sheet Data
Spanish GAAP
Property, plant and equipment, net	3,340,551	3,820,869	5,244,414	4,661,729	4,384,354
Total assets	7,104,366	21,260,624	24,914,086	16,231,714	15,664,065
Short-term debt(2)	513,863	4,707,849	6,615,828	991,596	1,776,063
Long-term debt(3)	2,717,302	3,007,622	5,279,338	7,213,809	5,368,594
Total liabilities	5,913,815	15,941,284	17,425,434	12,984,131	11,623,630
Shareholders’ equity	1,190,551	5,319,340	7,488,652	3,247,583	4,040,435

U.S. GAAP
Total assets(4)	7,894,329	19,227,998	26,935,747	15,694,410	14,109,556
Long-term debt	2,934,666	2,214,726	5,236,446	6,677,177	4,831,713
Shareholders’ equity(4)	1,391,042	7,940,875	9,496,119	4,005,739	4,599,007

Other Financial Data
Spanish GAAP
Cash flow from operating activities	1,449,451	5,594,426	1,332,485	2,156,756	3,681,481
Cash flow from investing activities	(2,337,761)	(12,057,634)	(4,038,059)	(1,756,219)	(1,155,113)
Cash flow from financing activities	764,829	6,455,915	281,834	(2,645,328)	(2,612,128)
Capital expenditures	1,403,063	13,620,172	2,141,210	1,046,596	834,879
Cash dividends	268,672	851,616	—	—	767,760

Operating Data
	(in millions)
Population in licensed service territories	127	285	372	353	389
Total customers(5)	12.6	19.2	28.0	39.4	49.6
Proportionate customers(6)	10.3	16.7	24.6	28.6	32.9
Pre-paid customers(7)	55%	64%	69%	71%	72%
Short messages(8)	539	2,276	6,300	8,400	11,018

(1)	Includes in 2000 the accumulated effect of applying SAB 101 since 1995 in the amount of €132.3 million and the effect of applying SAB 101 for the year ended December 31, 2000 in the amount of €32.2 million. See note 20 to our consolidated and combined financial statements.
(2)	Consists of short-term debt payable to banks and other financial institutions, short-term marketable debt securities and short-term debt payable to Telefónica Group companies. Short-term debt excludes interest payable and trade payables.
(3)	Consists of long-term debt payable to banks and other institutions, long-term debt payable to Telefónica Group companies and as of December 31, 2001 long-term debt incurred in connection with the acquisition of UMTS licenses included under “Other liabilities” on our consolidated and combined balance sheet.
(4)	Includes at December 31, 2000 the accumulated effect of applying SAB 101 since 1995 in the amount of €132.3 million and the effect of applying SAB 101 at such date in the amount of €32.2 million. See note 20 to our consolidated and combined financial statements.
(5)	Represents total number of customers of all companies in which we have an interest, including subsidiaries, companies carried by the equity method and other companies carried as an investment. As of December 2002 we also include Brasilcel’s customers. As of December 2003, we also include TCO’s customers.
(6)	Represents total number of customers of all companies in which we have an interest multiplied by our economic ownership interest in those companies.
(7)	Represents total pre-paid customers as a percentage of total customers at period-end.
(8)	Represents the total number of short messages, which are a form of wireless data transmission, carried through our network in Spain during the year or period.

Exchange Rate Information

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

The Noon Buying Rate for the euro on July 8, 2004 was $1.2390 = €1.00.

The following tables describe, for the periods and dates indicated, information concerning the Noon Buying Rate for the euro. Amounts are expressed in U.S. dollars per €1.00.

	Noon Buying Rate
Year ended December 31,	Period End	Average(1)	High	Low
1999 (January 16, 1999 through December 31, 1999)	1.0070	1.0588	1.1812	1.0016
2000	0.9388	0.9207	1.0335	0.8270
2001	0.8901	0.8909	0.9535	0.8370
2002	1.0485	0.9495	1.0485	0.8594
2003	1.2597	1.411	1.2597	1.0361

Source:	Federal Reserve Bank of New York.
(1)	The average of the Noon Buying Rates for the euro on the last day of each month during the relevant period.

Month ended	High	Low
December 31, 2003	1.2597	1.1956
January 31, 2004	1.2853	1.2389
February 29, 2004	1.2848	1.2426
March 31, 2004	1.2431	1.2088
April 30, 2004	1.2358	1.1802
May 31, 2004	1.2274	1.1801
June 30, 2004	1.2320	1.2006
July 2004 (through July 8)	1.2390	1.2158

Source:	Federal Reserve Bank of New York.

Monetary policy within the members of the euro zone is set by the European Central Bank. The European Central Bank has set itself the objective of containing inflation and will adjust interest rates in line with this policy without taking account of other economic variables such as the rate of unemployment. It has further declared that it will not set an exchange rate target for the euro.

Our ordinary shares are quoted on the Spanish stock exchanges in euro. Currency fluctuations may affect the dollar equivalent of the euro price of our shares listed on the Spanish stock exchanges and, as a result, the market price of our ADSs, which are listed on the New York Stock Exchange. Currency fluctuations may also affect the dollar amounts received by holders of ADSs on conversion by the Depositary of any cash dividends paid in euro on the underlying shares.

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

Risks Related to Our Business

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

Our expected acquisition of BellSouth’s wireless operations in Latin America and Telefónica Móvil Chile, may require us to increase our capital resources and financing requirements.

On March 5, 2004 we entered into a stock purchase agreement with wireless operators owned by BellSouth Corporation, or BellSouth, to acquire 100% of BellSouth’s interests in its wireless operations in Argentina, Chile, Peru, Venezuela, Colombia, Ecuador, Uruguay, Guatemala, Nicaragua and Panama. We expect to finance this acquisition by cash generated from our operating activities as well as debt primarily from Telefónica S.A., our controlling shareholder. In addition, on May 18, 2004, the board of directors of Telefónica CTC Chile, S.A. accepted our binding offer for the purchase of 100% of the shares of its subsidiary, Telefónica Móvil Chile, S.A. We may be required to further increase our debt or divert funds from our existing operations to invest in our new acquisitions, which could have a material adverse on our revenues and overall results of operations.

Our strategy calls for the acquisition and integration of new operators, which may be costly, difficult and time consuming.

We may face technological, administrative and other challenges involved in integrating new operators that we acquire, including the operators we expect to acquire as part of our acquisition of BellSouth’s wireless operations in Latin America and Telefónica Móvil Chile. In addition, we may face similar challenges in integrating new services and technologies into our existing networks and operations from operators we acquire. Any failure to expand and improve our service and product offerings in these operators may place us at a competitive disadvantage relative to other wireless communications providers. Customers may choose these competitors over us, which could adversely affect our ability to increase our revenues and leverage our cost base.

We may require substantial capital resources in order to meet existing obligations under our licenses and continue to develop and expand our business.

The operation, expansion and upgrade of our networks, as well as the marketing and distribution of our services and products, require substantial financing. Achieving the minimum coverage requirements under our licenses could require additional financing. These requirements increased as a result of our plans to deploy a GSM network in Argentina in 2004 and our current deployment of a UMTS network in Spain. GSM, or global standard for mobile, is one of the most widely used standard systems for wireless communication. UMTS, or universal mobile telephone system, is one of the most commonly accepted 3G (third generation) standard in the world. It allows wireless multimedia voice and data transmission speeds of up to 384 kbits/s.

Our company also has major capital resource requirements relating to, among other things, the following:

•	the expected acquisitions of BellSouth’s wireless operations in Latin America and of Telefónica Móvil Chile;

•	acquisition or construction of networks and of additional network capacity for existing networks;

•	development of distribution channels in new countries of operation; and

•	development and implementation of new wireless technologies.

Any failure to satisfy our substantial liquidity and capital resource requirements would impede our ability to take advantage of promising but capital-intensive opportunities in our industry. In addition, our results of operations may be negatively affected if we are unable to upgrade our networks or respond to competitive initiatives of competitors that may be less capital-constrained.

We depend in large measure on the Telefónica Group for our liquidity and capital resource requirements.

Historically, we have relied, in large measure, on the Telefónica Group to satisfy our liquidity and capital resource requirements through loans and from time to time capital contributions. As of December 31, 2003, our total debt was €7,145 million, of which €6,058 million was owed to other members of the Telefónica Group. In the future, we may be required to incur additional indebtedness to support the ongoing development and expansion of our business. We plan to continue to rely upon Telefónica, S.A. and other Telefónica Group companies to satisfy most of these requirements. If Telefónica, S.A. or other members of the Telefónica Group are unable to provide us with funding, we may need to raise debt from other sources to support the ongoing development and expansion of our business.

Increased levels of debt could have negative effects on our company, including:

•	higher debt-service costs that adversely affect our results of operations;

•	allocation of increasing amounts of cash flow for debt service;

•	increased difficulty in obtaining future financing;

•	reduction of any credit ratings issued by rating agencies in respect of any debt we may issue in the future;

•	restrictions on our company’s capital resources or operations imposed by lenders; and

•	reduced flexibility to take advantage of, or pursue, other business opportunities.

We recorded an impairment charge to goodwill and other tangible and intangible assets in 2002 and may be required to make additional write-offs in the future.

Goodwill represents the purchase price of an acquisition in excess of the fair value of the assets acquired less liabilities assumed. In past years we have generated substantial amounts of goodwill from some of our acquisitions. Goodwill under Spanish GAAP amounted to €1,146.5 million as of December 31, 2003.

Although we do not believe based on all available information and facts that this amount would not be recovered, we cannot be certain that we will be able to recover all of the goodwill that we carried as an asset or that we will not have to write off additional goodwill in the future under U.S. GAAP or Spanish GAAP. For example, in 2002, we recorded an impairment charge to goodwill of €154 million, relating to the goodwill of Iobox, an internet portal acquired in July 2000. We could be forced to write-off goodwill because of rapid technological change, intense competition, adverse regulatory measures, significant declines in sales, earnings or cash flows and other factors that in the future indicate that the fair value of our acquisitions is not worth their carrying value. Yearly impairment tests were performed for all the reporting units as required under SFAS No. 142. Although future write-offs of goodwill would not lead to a cash out flow, any future write-offs of goodwill could have a negative impact on our results, as impairment charges to goodwill would reduce our net income.

There may be insufficient demand for the new products and services we have invested in and developed.

As an element of our strategy, we have invested in and developed new wireless services, such as wireless internet and data services. In order for our customers to better access these services, we will need to upgrade our customer base with new handsets compatible for UMTS services in some countries and enabled with MMS, cameras, color screens, and other capabilities. MMS, or Multi-media Message Service, allows customers to send and receive messages with their handsets combining color photographs and images with voice, sound, animations or text. The handsets needed to support these services may increase our cost base while demand for these data services and products may not materialize. We cannot assure you that demand for these services will be as high as expected, or that these initiatives will be profitable. If they are not, our growth could be impaired and we could lose our capital investments in these new services. These initiatives could fail for a number of reasons, such as technological developments or competitive factors. Our ability to introduce new services also depends on whether and on what terms new services are permitted by applicable regulations.

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

We have made substantial investments to establish a presence in Mexico and additional investments will be required over the next several years to continue to build our nationwide GSM network, expand our customer base and gain market share in the country.

We consider Mexico a highly competitive market, where we face competition from various operators at a national level. After several years in competition, new entrants in the telecommunication market have not been able to gain significant market share and Mexican incumbent operators, both in fixed and wireless telephony, maintain their leadership positions despite facing competition from well-known international players.

Any material failure by us to compete effectively, or any aggressive competitive behavior by our major competitor in Mexico, could adversely affect our future revenue growth, financial conditions or results of operations.

We could lose customers and revenues if we fail to upgrade our existing networks.

We must continue to upgrade our existing wireless networks on a timely and satisfactory basis in order to retain and expand our customer base and to provide an adequate and updated portfolio of products and services in each of our markets. Among other things, we must:

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

Although we have not been materially affected by supply problems in the past, handsets and network infrastructure suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements. If these suppliers fail to deliver products and services on a timely basis, or fail to develop and deliver to us handsets that satisfy our customers’ demands, we could be negatively affected. Similarly, interruptions in the supply of telecommunications equipment for our networks could impede network development and expansion. Although these equipment supply risks are no longer significant in relation to our existing networks, they could be substantial in relation to the build-out of our GSM network in Mexico and Argentina.

The development of our business could be hindered if we fail to maintain satisfactory working relationships with our partners, especially Portugal Telecom, our joint venture partner in Brasilcel.

Some of our operations, such as Brasilcel, our co-managed joint venture with Portugal Telecom in Brazil, are conducted through joint ventures in which we do not have absolute control over the operations of the venture.

Neither Portugal Telecom nor we exercise full control over the Board of Directors or executive team. Each of the shareholders has equal ownership and jointly controls the joint venture, each appointing twelve of the twenty-four members of the Brasilcel Board of Directors. Significant financial and operating decisions require Board approval, and all strategic decisions need to be approved by the Board of Directors. Furthermore, Portugal Telecom is entitled to appoint the Vice-Chairman of the Board and nominate the Chief Executive Officer of the joint venture while we are entitled to appoint the Chairman of the Board and nominate the Chief Financial Officer.

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

For example, in Italy, we directly and indirectly hold 45.6% of the Italian company IPSE 2000 S.p.A. IPSE 2000 was awarded a UMTS license in October 2000. Since October 1, 2001, IPSE 2000 has been carried by the equity method. This accounting method was considered the most appropriate pursuant to Spanish law as a consequence of the difficulties that arose in relation to the development of UMTS services throughout Europe and the then resulting market and regulatory environment and conditions, which substantially affected the management of IPSE. Our principal partners in this company include Telia Sonera, Banca di Roma, Xera, Edison and Acea, together with other minority interests. IPSE 2000 is currently considering the possibility of transferring its UMTS frequencies, known as spectrum trading, as part of the UMTS license process. Cooperation among our partners is and will continue to be necessary to determine the ultimate strategy with respect to IPSE 2000.

We face risks associated with litigation.

We are party to lawsuits and other legal proceedings in the ordinary course of our business. An adverse outcome in, or any settlement of, these or other lawsuits could result in significant costs to us. In addition, we may be required to devote substantial time to these lawsuits, time which we could otherwise devote to our business. For a more detailed description of these lawsuits, see “Item 8.A Consolidated Statements and Other Financial Information—Legal Proceedings.”

Risks Related to Our Organizational Structure

We have recently undertaken a series of major initiatives and actions which will materially affect comparability of historical and future financial performance and which may not be fully captured in our historical financial statements included in this annual report.

In order to achieve our overall strategy of enhancing our position as one of the leading global wireless operators and achieving superior growth and profitability, we took several major initiatives during 2000, 2001, 2002, 2003 and early 2004. These initiatives and actions include, among others, the following:

•	binding offer to acquire Telefónica Móvil Chile (2004);

•	agreement to acquire BellSouth’s wireless operations in Latin America (2004);

•	the acquisition by Brasilcel of a controlling interest in Tele Centro Oeste Participaçoes (2003);

•	the consummation of Brasilcel N.V., our joint venture with Portugal Telecom in Brazil (2002);

•	the increase in our ownership interest in our Central American operations (2002);

•	the increase in our ownership interest in our Brazilian operations (2000–2002);

•	the acquisition by us of four wireless operators in Mexico (2001) and the acquisition by us of a 65% interest in the Mexican wireless operator Pegaso Telecomunicaciones, S.A. de C.V. and its integration with our Northern Mexican operations (2002);

•	the acquisition by us of the Telefónica Group’s wireless operations in Peru and Argentina (2001); and

•	allocation of additional Telefónica Group assets and debts (2000).

The transactions that had not been consummated by December 31, 2003 are not reflected in our consolidated and combined financial statements at all. All of these items will affect the comparability of our historical and future results of operations and financial condition. For further information on the items described above please see “Item 5A. Operating Results—Basis of Presentation—Events Affecting Comparability of Historical and Future Results of Operations and Financial Condition.” We anticipate that future results of operations and financial condition will be different from our results of operations and financial condition reflected in our consolidated and combined financial statements, after taking into account these developments and any other future material developments.

We are controlled by Telefónica, S.A., whose interests may conflict with those of our company.

Telefónica, S.A. currently owns, directly or indirectly, approximately 92.5% of our shares and controls our company. As a result, Telefónica, S.A. has the power to determine the composition of our board of directors and to influence major business and corporate decisions, including, for example, extraordinary corporate transactions, strategic initiatives and dividend policy. Telefónica, S.A. also is able to direct our day-to-day management and operations.

The Telefónica Group could have conflicts of interest in business transactions with us, or take advantage of business opportunities otherwise available to us, which could reduce our revenues or increase our costs.

We regularly enter into business transactions and contractual arrangements with companies in the Telefónica Group and plan to continue to do so. Although we believe that prior and existing transactions and arrangements have been fair to us in all material respects and that their terms have reflected market conditions, it is possible that in some instances we could have obtained better terms from third parties. We could also face competition from other companies within the Telefónica Group that are not part of our company. Consequently, we could be impeded from pursuing some future business opportunities or obligated to pursue them in conjunction with other companies in the Telefónica Group. Because Telefónica, S.A. is a party to business transactions and contractual arrangements with our company and companies of the Telefónica Group are active in businesses that overlap with ours, there is potential for conflicts of interest between Telefónica, S.A. and its affiliates, on the one hand, and our company, on the other, in circumstances where our interests and those of Telefónica, S.A. are not aligned.

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

A third-party will not be able to acquire us, and our shareholders will not be able to receive the financial benefits of any proposed acquisition of us, without the consent of the Spanish government. Since December 2003 the prior government authorization for specified fundamental corporate transactions affecting privatized companies imposed on the Telefónica Group since March 1995, known as the “golden share,” turned into a prior notification requirement with a veto faculty vested with the Spanish Government, applicable to, among other Telefónica Group companies, Telefónica Móviles, S.A. and Telefónica Móviles España, S.A. The transactions requiring prior notification include, among others:

•	any transaction that would decrease Telefónica, S.A.’s interest in us or our interest in our Spanish operating company to less than 50%;

•	the sale, transfer or encumbrance of the material assets of Telefónica Móviles España;

•	the acquisition by a third-party of 10% or more of our share capital except when the acquisition has a financial objective and does not have as a purpose to acquire our control or manage us; and

•	the substitution of Telefónica Móviles España corporate purpose that implies the suppression of the required activities to carry out telecommunications services.

This prior notification requirement is applicable until 2007. In addition, if a third-party acquires 10% or more of our capital stock without prior notification, such third-party will not have voting rights in respect of the shares acquired until the period in which the Government could veto this transactions has elapsed.

We will be obligated to adopt new accounting standards in 2005 that will impact our financial statements.

We currently prepare our financial statements in accordance with Spanish GAAP, and prepare a reconciliation of certain items to U.S. GAAP as required by SEC regulation. According to the European Union legislation in force, company groups listed in European Union stock markets must apply from January 1, 2005 the International Financial Reporting Standards (IFRS) adopted by the European Union, in preparing their consolidated financial statements.

Applying these standards to our financial statements may imply a change in the presentation of our financial information, since the Financial Statements will include more components and additional disclosure will be required. Additionally, there will be a change in the valuation of certain items. Regarding the former, the Telefónica Group is currently making a qualitative and quantitative analysis of the main differences, although at this moment it is not possible to determine the exact impact that this new regulation will entail compared to Spanish GAAP. Furthermore, not all IFRS are legally binding at present and therefore the final impact may be different depending on which IFRS are finally adopted by the European Union.

Risks Related to Our Industry

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

Our results may be affected in the medium or long term as a result of the new SMP rules in Brazil.

In September 2002, Anatel, the Brazilian telecommunications regulator, introduced a new mobile services licensing regime, or SMP, encouraging companies operating under the personal cellular services, or SMC system, to migrate to the SMP system. Under the SMP regime, Brazil was divided into three main regions covering the same geographic areas as the concessions for the fixed-line telecommunication services. Anatel organized auctions for three new licenses for each of those regions. These new licenses were auctioned by Anatel and awarded during the first quarter of 2001 and at the end of 2002. Under these new licenses:

•	services are to be provided using the 1,800 MHz frequency;

•	each operator may provide domestic and international long distance services in its licensed area;

•	existing mobile service providers, as long as they do not have partnerships with fixed-line operators, as well as new entrants into the Brazilian telecommunications market can bid for C Band, D Band and E Band SMP licenses. However, fixed-line operators, their controlling shareholders and affiliated mobile providers can only bid for D Band and E Band SMP licenses;

•	a mobile or SMP operator, or its respective controlling shareholders, may not have geographical overlap between licenses; and

•	current A Band and B Band mobile service providers can apply for an extra frequency range.

Pursuant to the SMP services regulation, each of the three main regions is divided into registration areas, or tariff areas. Under the SMP regime, Brasilcel’s subsidiaries will no longer receive payment from its customers for outbound long distance traffic, but will receive payment for the use of its network, in accordance with the network usage remuneration plan. In 2003, this change had little impact on Brasilcel’s subsidiaries, but they cannot assure that in the next years the interconnection fees that we will receive from long distance operators will compensate it for the revenues that it would have received from its customers for outbound long distance traffic.

Until June 30, 2004, SMP service providers may opt to establish a price cap or freely negotiate their interconnection charges. After that date, free negotiation will be the rule, subject to Anatel regulations to be issued in regarding to the traffic capacity and interconnection infrastructure that must be made available to requesting parties.

In addition, under the SMP regime, an SMP mobile operator will pay for the use of another SMP mobile operator’s network in the same registration area only if the traffic carried from the first operator to the second exceeds 55% of the total traffic exchanged between them. In that case, only those calls that have surpassed the 55% level will be subject to payment for network usage. This rule is valid until June 30, 2005, after which no payments will be due for network usage between SMP networks, regardless of the amount of traffic. As a result, if the traffic Brasilcel’s subsidiaries terminate for other SMP mobile operators exceeds the traffic they terminate for Brasilcel’s subsidiaries, Brasilcel’s revenues and results of operations may be adversely affected. Accordingly, the new rules may negatively affect our revenues and results of operations.

We are subject to evolving regulatory policies which favor increased competition and which could expose us to additional competition in our markets.

Regulatory policies of many of the countries in which we operate generally favor increasing competition in the wireless services industry, including by granting new licenses in existing licensed territories in order to permit the entry of new competitors. For example, since 2002, Spanish regulation allows for the introduction of virtual mobile operators, or VMOs. A VMO is a mobile operator that does not own a network and instead buys mobile minutes wholesale from those network operators with physical networks and sells them to its clients. A VMO in Spain requires a special license that provides it with interconnection rights based on the principle of “permission, not obligation.” Under this principle, a network operator with a physical network is permitted, but not obligated, to provide access to VMOs to its networks. The interconnection agreement with the VMO would have to be on the same terms as is available to all other operators. Regulatory policies such as these that intend to increase competition could have the effect, over time, of reducing our market shares in the service territories in which we currently operate.

In addition, because we hold leading market shares in many of the countries in which we have operations, we could face regulatory actions by national or, in the case of Europe, EU antitrust or competition authorities if it is determined that we have prevented, restricted or distorted competition.

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

Media and other reports have suggested that radio frequency emissions from wireless handsets and base stations may cause health problems. If consumers harbor health-related concerns, they may be discouraged from using wireless handsets. These concerns could have an adverse effect on the wireless communications industry and, possibly, expose wireless providers, including us, to litigation. We cannot assure you that further medical research and studies will refute a link between the radio frequency emissions of wireless handsets and base stations and these health concerns. Government authorities could increase regulation of wireless handsets and base stations as a result of these health concerns or wireless companies, including us, could be held liable for costs or damages associated with these concerns, which could have an adverse effect on our business. In Spain, for example, we are required by law to test and certify the emissions of our base stations in or close to populated areas. For the year ended 2003, such tests have confirmed lower emission levels than those required by regulations. If in the future we fail to comply fully with these standards, we could be subject to claims or regulatory actions.

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

The portion of our revenues and profits deriving from Latin American operations will be increasing due mainly to the development of our operations in Brazil and Mexico. Our financial performance in the region is affected by economic, political and social conditions in Latin America. These conditions are volatile due to, among other factors, the following:

•	significant governmental influence over local economies;

•	substantial fluctuations in economic growth;

•	historically high levels of inflation;

•	devaluation or depreciation, or over-valuation of local currencies;

•	exchange controls or restrictions on expatriation of earnings;

•	high domestic interest rates;

•	wage and price controls;

•	changes in governmental economic or tax policies;

•	imposition of trade barriers;

•	unexpected changes in governmental regulation;

•	social unrest; and

•	overall political and economic instability.

Many or all of these factors have occurred at various times in the last two decades in most Latin American markets, including Argentina, Brazil, Peru and Mexico. Adverse economic, political and social conditions in Latin America may inhibit wireless usage and create uncertainty regarding our operating environment and, more generally, may have a material adverse effect on our company and the market price for our ordinary shares or ADSs.

For example, our operations in Argentina were affected by the devaluation of the Argentine peso, the adverse macroeconomic conditions in Argentina and the related legislative measures adopted by the Argentine Government in past years. During 2003 the Argentine economy began to recover. However, the effects from the economic crisis continue to affect the results of operations and financial condition of Telefónica Comunicaciones Personales. In addition, the Argentine economic and social situation has quickly deteriorated in the past and may quickly deteriorate in the future, and we cannot assure you if, or when, the Argentine economy will begin to experience sustained growth.

Additionally, Telefónica Comunicaciones Personales is currently in a negative net worth position. Although current Argentine law (Decree 214/2002) allows companies to maintain this negative net worth position until December 2004 without the need to establish a positive net worth position, it is uncertain whether the government of Argentina will once again extend this exception beyond December 2004. Should this exception fail to be extended and if Telefónica Comunicaciones Personales is not capitalized by Telefónica Móviles, through increased capital or partial capitalization of intercompany loans, Telefónica Comunicaciones Personales could be subject to a dissolution proceeding by the Argentine authorities and could lose its license.

Latin American currencies have been subject to fluctuations, which could adversely affect revenues and expenses for our operations in this geographic region.

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

Item 4.    INFORMATION ON THE COMPANY

A.    HISTORY AND DEVELOP MENT OF THE COMPANY

Background of Our Company

We are a limited liability company duly organized and existing under the laws of the Kingdom of Spain. We were incorporated on February 14, 2000. Our principal executive offices are located at Goya 24, 28001 Madrid, Spain and our telephone number is +(34) 91 423-4004.

We are a holding company that conducts its wireless operations through subsidiaries and investments in Spain, Morocco, and Latin America. We manage all of the wireless assets of the Telefónica Group, a diversified telecommunications group that provides a comprehensive range of services in Spain and Latin America. Telefónica, S.A., the parent company of the Telefónica Group, holds 92.5% of our shares.

The following is a brief summary of key steps in the development of our company:

Spain:    The Telefónica Group commenced wireless operations in Spain in 1982. In 2000, Telefónica, S.A. transferred to our company all of the shares of its wireless subsidiary in Spain, Telefónica Móviles España, in exchange for 84,445,927 ordinary shares of our company. Telefónica Móviles España is a direct wholly-owned subsidiary of our company and constitutes our most significant subsidiary in terms of its contribution to our revenues and profitability.

Brazil:    The Telefónica Group commenced wireless operations in Brazil in 1996. In 2002, we and Portugal Telecom created Brasilcel, N.V., or Brasilcel, a joint venture which combined our respective wireless operations in Brazil. Our holdings and those of Portugal Telecom in the following operations were combined in the Brasilcel joint venture:

•	Tele Sudeste Celular Participações S.A.;

•	Celular CRT Participações S.A.;

•	Tele Leste Celular Participações S.A.; and

•	Telesp Celular Participações S.A.

The value of our contribution to Brasilcel of the wireless assets owned by us was €1,898 million. Subsequently in 2003, Telesp Celular Participações S.A. acquired 86.6% of the voting capital stock of Tele Centro Oeste Participaçoes S.A., a wireless operator that provides wireless services in Brazil’s Federal District and 11 Brazilian states.

Peru:    The Telefónica Group commenced wireless operations in Peru in 1991. Its subsidiary, Telefónica del Perú S.A.A., spun off in June 2001 its wireless operations in the form of shares of Telefónica Móviles S.A.C. Following this spin-off and later share exchanges and additional share purchases, we indirectly hold a 97.97% interest in Telefónica Móviles S.A.C.

Argentina:    The Telefónica Group commenced wireless operations in Argentina in 1993. Its subsidiary, Telefónica de Argentina S.A., spun off its wireless operations in the form of shares of Telefónica Comunicaciones Personales S.A. and its data operations in 2001. Following the spin-off and share exchanges, we indirectly hold a 97.93% interest in Telefónica Comunicaciones Personales S.A. We do not hold an interest in the data operations or Telefónica de Argentina S.A.

Mexico:    We hold 92.0% of Telefónica Móviles Mexico and the Burillo Group owns the remaining 8%. The companies making up Telefónica Móviles Mexico were acquired by us in two steps:

1)	Acquisitions of Northern operators. We acquired four Northern wireless operators (Bajacel, Movitel, Norcel, and Cedetel) from Telefónica, S.A. in July 2001.

2)	Acquisition of Pegaso and formation of Telefónica Móviles Mexico. On April 26, 2002, we signed agreements to purchase 65.23% of Pegaso Telecomunicaciones, S.A. de C.V. We also agreed to contribute our interests in Pegaso and our other Mexican operators and with Burillo Group’s interest in Pegaso into a new holding company, Telefónica Móviles Mexico.

Central America:    The Telefónica Group commenced wireless operations in El Salvador on 1998 and in Guatemala on 1999. In 2000, The Telefónica Group transferred to us its shares in TES Holdings, S.A. and TCG Holding, S.A., its holding companies in El Salvador and Guatemala, in exchange for 5,542,534 ordinary shares of our company. We acquired the remaining interests in TES Holdings, S.A. and TCG Holding, S.A. in 2002 for 14.5 million of our ordinary shares.

Morocco:    The Telefónica Group commenced wireless operations in Morocco in 2000. We hold a 32.18% equity interest in Medi Telecom. Telefónica, S.A. transferred to our company a 30.5% interest in Medi Telecom. We increased our holding through capital increases of Medi Telecom in 2002 and 2003.

Europe:    In 2000 and 2001, we obtained third-generation wireless telephony (UMTS) licenses in Germany, Italy, Austria and Switzerland. The financial, technological, competitive and regulatory changes that have taken place in the market since then resulted in our reviewing our European strategy. Accordingly, in July 2002 we decided to halt our commercial activities in Germany and updated the assumptions of the business plans of our subsidiaries in Austria, Germany, Italy and Switzerland. As a result, at December 31 2002, a net loss of €5,049.8 million was recorded in our combined financial statements associated with the write-down of assets and the restructuring of operations in these four countries. In December 2003, we sold our Austrian subsidiary to Mobilkom Austria for a total sale price of €13.6 million.

Puerto Rico:    We currently manage the day-to-day operations of NewComm Wireless, a Puerto Rican wireless operator, and hold notes that are convertible into 49.9% of its capital stock. In September 2003, the Telefónica Group transferred these convertible notes to us for an aggregate amount of $60.9 million. The Telefónica Group has also transferred to us a right to purchase an additional 0.2% interest in NewComm Wireless, which would allow us control over the company once exercised.

Other strategic initiatives:    We have also undertaken the following strategic initiatives and acquisition that we believe are complementary to our core wireless communications activities.

Alliance with Orange, T-Mobile and TIM:    In 2003, we entered into an alliance with three other European mobile operators, T-Mobile International, Telecom Italia Mobile, or TIM, and Orange S.A. This alliance adopted the brand name FreeMove in March 2004 to represent its joint offering. This alliance is using its collective scale, strength and expertise to deliver an enhanced, seamless service for customers of the four partners when traveling abroad through its “Virtual Home Environment” and new service propositions to international customers. This alliance has also resulted in economic benefits for the operators from joint handset procurement as well as preferred supplier agreements with Siemens and Motorola.

Members of the Alliance have already agreed to jointly purchase six million handsets for 2004, resulting in an average savings cost of ten percent. The development of further joint technical projects and procurement initiatives are expected to deliver similar economic benefits of up to ten percent annually, while the volume of devices jointly acquired is targeted to increase over time to 25 percent of our total purchases. Collective synergies will also help members to be the first to market new models and to potentially secure exclusivity periods on those models with manufacturers.

The above estimates are forward looking statements that are based upon certain assumptions. Such forward-looking statements are not guarantees of future performance and involve numerous risks and uncertainties, and actual results may differ materially from those anticipated. For a discussion of important factors that could cause such differences please see the discussion in this section as well as “Item 3—Risk Factors”, Item 5—Operating and Financial Review and Prospects” and “Item 11—Quantitative and Qualitative Disclosures about Market Risk”.

Acquisition of BellSouth’s Latin America wireless operations:    On March 5, 2004, we entered into a stock purchase agreement with BellSouth to acquire 100% of BellSouth’s interests in its wireless operations in Argentina, Chile, Peru, Venezuela, Colombia, Ecuador, Uruguay, Guatemala, Nicaragua and Panama. The firm value of the wireless operators that we have agreed to acquire from BellSouth, including the interests of minority shareholders and the net debt of these wireless operators, was valued at US$5,850 million.

The total amount we will pay for these wireless operators will depend upon the economic interest finally bought in each company and the final net debt of the acquired companies at the time of closing. The transaction is subject to, among other closing conditions, regulatory approvals in each country. It is expected to close in stages, with the final closing expected to occur by year-end 2004.

Binding offer to acquire 100% of Telefónica Móvil Chile in 2004:    On May 18, 2004, the board of directors of Telefónica CTC Chile, S.A., or CTC, accepted our binding offer for the purchase of 100% of the shares of its subsidiary, Telefónica Móvil Chile, S.A. Telefónica S.A. owns 43.6% of CTC Chile. We have been managing Telefónica Móvil Chile since 2000. The purchase price has been agreed as $1,007 million. In addition, when the purchase of the shares occurs, we will have to repay debt we owe to CTC, which, as of March 31, 2004, was $243 million. The purchase of the shares of Telefónica Móvil Chile, S.A. is expected to take place upon approval by the shareholders of CTC within sixty days of the signing of the binding offer by CTC.

The following tables provide information for our acquisitions completed in 2001, 2002 and 2003.

Acquisitions in 2001
Month	Company name	Initial %	Acquired %	Final %	Acquisition Price (thousands of euro)
Jan.	Telefónica Móviles Argentina, S.A. (1) (Argentina)	—	97.93	97.93	495,783
Mar.	Telefónica Móviles Perú Holding, S.A.A. (1) (Peru)	—	97.055	97.055	253,861
Apr.	TBS Participaçoes, S.A. (Brazil)	59.27	7.00	66.27	39,919
Jul.	Grupo Corporativo del Norte, S.A. de C.V. (1) (Mexico)	—	100.00	100.00	79,789
Jul.	Celular de Telefonía, S.A. de C.V. (1) (Mexico)	—	73.82	100.00	224,944
Jul.	Corporativo Integral de Comunicación, S.A. de C.V. (1) (Mexico)	—	100.00	100.00	31,289
Jul.	Telefonía Celular del Norte, S.A. de C.V. (1) (2) (Mexico)	—	79.00	100.00	117,760
Jul.	Baja Celular Mexicana, S.A. de C.V. (1) (Mexico)	—	100.00	100.00	206,977
Jul.	Movitel del Noroeste, S.A. de C.V. (1) (2) (Mexico)	—	22.00	90.00	25,642

(1)	These acquisitions were performed through capital increases.
(2)	Represents the direct ownership acquired in these companies. The difference between the interests presented in the Final % column and the Acquired % column is due to indirect acquisitions by the holding companies Grupo Corporativo del Norte, S.A. de C.V., Corporativo Integral de Comunicación, S.A. de C.V. and Baja Celular Mexicana, S.A. de C.V., respectively.

Acquisitions in 2002
Month	Company name	Initial %	Acquired %	Final %	Acquisition Price (thousands of euro)
Jan.	TES Holding, S.A. de C.V. (El Salvador)	51.00	16.30	67.30	32,106
Jan.	TCG Holdings, S.A. (Guatemala)	51.00	16.30	67.30	25,226
May	Iberoleste Participaçoes, S.A. (1) (Brazil)	37.98	62.02	100.00	113,196
May	TBS Participaçoes, S.A. (1) (Brazil)	66.27	7.00	73.27	25,910
May	Tele Leste Celular Participaçoes, S.A. (1) (Brazil)	—	3.38	3.38	13,593
May	Sudestecel Participaçoes, S.A. (1) (Brazil)	82.50	7.00	89.50	64,062
May	TES Holding, S.A. de C.V. (1) (El Salvador)	67.37	32.70	100.00	14,934
May	TCG Holdings, S.A. (1) (Guatemala)	67.37	32.70	100.00	11,734
May	Telefónica de Centroamérica, S.L. (1) (Spain)	67.37	32.70	100.00	982
Sep.	Pegaso Telecomunicaciones, S.A. de C.V. (Mexico)	—	65.23	65.23	92,870
Sep.	Pegaso Telecomunicaciones, S.A. de C.V. (Mexico)	65.23	65.23	65.23	211,454
Oct.	CRT Celular Participaçoes, S.A. (Brazil)	22.75	0.66	23.41	11,544
Oct.	Telesp Celular Particpaçoes, S.A. (Brazil)	—	14.68	14.68	200,306
Dec.	Medi Telecom. (Morocco)	30.5	0.84	31.34	17,390
Dec.	Telefónica Móviles Soluciones y Aplicaciones, S.A. (Chile)	100.00	—	100.00	9,215

(1)	These acquisitions were performed through capital increases.

Acquisitions in 2003
Date	Company name	Initial %	Acquired %	Final %	Acquisition Price (thousands of euro)
Feb.	Telefónica Mobile Solutions, S.A. (Spain)	100.00	—	100.00	7,000
Apr.	Tele Centro Oeste Celular Participações, S.A. (Brazil)	—	20.37	20.37	206,285
Jul.	Medi Telecom. (Morocco)	31.34	0.84	32.18	21,234
Oct.	Tele Centro Oeste Celular Participações, S.A. (Brazil)	20.37	8.50	2.87	73,827
Dec.	TCG Holdings, S.A. (Guatemala)	100.00	—	100.00	3,746

The following chart presents our corporate organization, including our principal operating companies, the companies in which we have non-controlling minority interests and companies we have agreed to acquire, as well as our ownership interests in these companies as of July 8, 2004:

(1)	Consortium which holds a UMTS license in Germany, but which has no existing wireless operations.
(2)	Consortium which holds a UMTS license in Italy, but which has no existing wireless operations.
(3)	Company which holds a UMTS license in Switzerland but which has no existing wireless operations.
(4)	Jointly controlled and managed with Portugal Telecom.
(5)	Telefónica Móviles México, S.A. de C.V., holds interests in 100% of Baja Celular Mexicano, 90% of Movitel del Noroeste, 100% of Telefónica Celular del Norte, 100% of Celular de Telefónia, S.A. de C.V. and 100% of Pegaso PCS. Through our 92% interest in Telefónica Móviles México, S.A. de C.V., as of December 31, 2002, we indirectly hold 92% of Baja Celular Mexicano, 82.80% of Movitel del Noroeste, 92% of Telefónica Celular del Norte, 92% of Celular de Telefónia, S.A. de C.V. and 92% of Pegaso PCS.
(6)	Jointly managed with Portugal Telecom.
(7)	Managed by us pursuant to a management agreement.
(8)	TCP, a subsidiary of Brasilcel, N.V., owns 86.6% of the common shares of TCO (representing a total interest of 29.25%).
(9)	In June 2004, Brasilcel, the joint venture between Telefónica Móviles and the PT Group, completed its acquisition of the interests of NTT DoCoMo, Inc. and Itochu Corporation in Sudestecel Participaçoes, the holding company of Tele Sudeste Celular Participaçoes. This chart does not reflect this recent acquisition. After this acquisition, Brasilcel controls (directly and indirectly) 86.68% of TeleSudeste.

The above chart does not include the Telefónica Group’s investment in convertible notes issued by NewComm Wireless Services, Inc. in Puerto Rico, which conversion into shares is subject to receipt of regulatory approvals. See “Item 4.B Business Overview—Central America—Puerto Rico.”

B.     BUSINESS OVERVIEW

Overview

We are part of the Telefónica Group, whose parent company is Telefónica, S.A., estimated as one of the ten largest diversified telecommunications companies in the world based upon stock market capitalization.

We are a leading provider of wireless communications services in Spain and Latin America in terms of managed customers. We estimate, based on annual reports and press releases made public by our competitors and information from regulatory authorities, that we are the fifth largest global provider of wireless communication services based upon managed customers at December 31, 2003. Managed customers include all our customers from all operators in which we hold an economic participation (including TCO for 2003) and the customers from our managed operations in Chile and Puerto Rico. After our acquisition of BellSouth’s Latin America wireless operations, we estimate, based on annual reports and press releases made public by our competitors and information from regulatory authorities, that we will become the fourth largest global provider of wireless communication services in terms of total managed customers. We offer a broad range of wireless services, including voice services, enhanced calling features, international roaming, wireless internet and data services, wireless intranets and other corporate services.

At December 31, 2003, we provided wireless services through our operating companies and joint ventures to approximately 52 million managed customers in territories with a population of approximately 408 million. We have operations in Spain, Mexico, Peru, El Salvador, Guatemala and Argentina, and through our joint ventures with Portugal Telecom, we also provide wireless communication services in Brazil and Morocco. In addition, we manage operations in Puerto Rico and on behalf of Telefónica S.A., our controlling shareholder, its wireless operation in Chile.

Our strategy is to focus on increasing our profitability and cash flow in the medium term by reinforcing our market leadership position in Spain and Latin America, introducing new services to promote usage, and optimizing our investments and operating efficiencies while assessing the potential for growth in new markets. We will continue to analyze the possibility of selective acquisitions and strategic agreements that complement our business. For example, such agreements that we have entered into include the acquisition of TCO in 2003, the acquisition of BellSouth’s Latin American wireless operations in 2004 and our binding offer to acquire 100% of Telefónica Móvil Chile in 2004. We believe that growth in our markets will be driven by (i) increased customer usage of our wireless services, including both voice and data services, (ii) the introduction of new wireless data and internet services, and (iii) increased penetration rates in our Latin American markets.

We also have licenses to provide UMTS services in Switzerland through our wholly-owned subsidiaries, in Germany through our 57.2% interest in the Group 3G UMTS Holding GmbH consortium, or Group 3G, and in Italy through our 45.59% interest in the IPSE 2000 consortium. We have, however, restructured our operations in these countries. For further information see “—Regulation—Legal Framework of European Operations.”

The following table provides a summary overview of our operating companies, those companies in which we have non-controlling minority interests, our managed operations in Chile and Puerto Rico and our other European operations.

Year ended December 31, 2003
Country	Company (1)	Service Territory		Ownership Interest at December 31, 2003	Population	Total customers at December 31, 2003	Net Revenue from Operations	Operating profit before depreciation and amortization (6)
					(in millions)	(in millions)	(millions of euro)
Spain	Telefónica Móviles España	Nationwide		100.0%	43	19.7	7,496	3,941
Brazil	Brasilcel, N.V.(2)(3)	Nationwide	(4)	50.0%	130	20.7	1,378	507
Peru	Telefónica Móviles Peru	Nationwide		97.97%	27	1.5	247	87
Argentina	Telefónica Comunicaciones Personales	Nationwide		97.93%	38	1.8	240	64
Mexico	Telefónica Móviles México, S.A. de C.V.(5)	Nationwide		92.0%	103	3.5	540	(109)
El Salvador	Telefónica Móviles El Salvador	Nationwide		90.3%	7	0.2	96	19
Guatemala	Telefónica Centroamérica Guatemala	Nationwide		100.0%	12	0.1	69	10
Morocco	Medi Telecom	Nationwide		32.18%	30	2.1	269	94
Chile	Telefónica Móvil Chile(7)	Nationwide		–	16	2.3	–	–
Puerto Rico	NewComm Wireless Services(8)	Nationwide		–	4.2		–	–
Germany	Group 3G(9)	Nationwide		57.2%	82	–	–	–
Italy	Ipse 2000(10)	Nationwide		45.59%	58	–	–	–
Switzerland	3G Mobile(11)	Nationwide		100.0%	7	–	–	–

(1)	This table does not include our former subsidiary in Austria, which we sold in December 2003 to Mobilkom Austria for a total sale price of €13.6 million.
(2)	Jointly controlled and managed with Portugal Telecom. Through our 50% interest in Brasilcel, as of December 31, 2003, we indirectly hold 41.94% of Tele Sudeste, 25.08% of Celular CRT, 13.85% of Tele Leste Celular, 32.56% of Telesp Celular Participações, S.A. and 9.40% of Tele Centro Oeste Celular Participaçoes, S.A. For information on our ownership interest in Brasilcel, and its operators, please refer to our organizational structure found in “Item 5.A. Operating Results—Overview.”
(3)	Joint venture with Portugal Telecom that includes the assets of the Brazilian mobile companies transferred by us (Tele Sudeste Celular, Celular CRT, Tele Leste Celular and Telesp Celular) and Portugal Telecom (Telesp Celular and Global Telecom). Tele Sudeste Celular and Celular CRT were fully consolidated as of December 31, 2000, and December 31, 2001, respectively, and Tele Leste Celular was included in the combined financial statements in these periods under the equity method. Brasilcel’s balance sheet was proportionally consolidated in the combined financial statements as of December 31, 2002 and the results for the whole year of Tele Leste Celular, Tele Sudeste Celular and Celular CRT were fully consolidated in the combined statement of operations until this transfer was made on December 27, 2002.

(4)	The service territory in Brazil is nationwide with the exception of region 4 (the state of Minas Gerais).
(5)	Telefónica Móviles México, S.A. de C.V., holds interests in 100% of Baja Celular Mexicano, 90% of Movitel del Noroeste, 100% of Telefónica Celular del Norte, 100% of Celular de Telefónia, S.A. de C.V. and 100% of Pegaso PCS. Through our 92% interest in Telefónica Móviles México, S.A. de C.V., as of December 31, 2003, we indirectly hold 92% of Baja Celular Mexicano, 82.80% of Movitel del Noroeste, 92% of Telefónica Celular del Norte, 92% of Celular de Telefónia, S.A. de C.V. and 92% of Pegaso PCS.
(6)	See “Item 5.A. Operating Results—Introduction to Results of Operations—Non-GAAP Financial Information” for a definition of operating profit before depreciation and amortization and a discussion concerning our use of, and limitations relating to, that measure.
(7)	We currently manage the day-to day operations of Telefónica Móvil Chile. We do not hold an economic stake in Telefónica Móvil Chile therefore it is not consolidated in our financial statements. In May 2004, we made a binding offer for the purchase of 100% of the shares of Telefónica Móvil Chile, S.A.
(8)	We currently manage the day-to-day operations of NewComm Wireless, a Puerto Rican wireless operator, and hold notes that are convertible into 49.9% of its capital stock. We do not hold an economic stake in NewComm Wireless therefore it is not consolidated in our financial statements.
(9)	Consortium which holds a UMTS license in Germany, but which has no existing wireless operations.
(10)	Consortium which holds a UMTS license in Italy, but which has no existing wireless operations.
(11)	Company which holds a UMTS license in Switzerland, but which has no existing wireless operations.

Business Strategy

The key elements of our strategy consist of the following:

•	Maintain our market leadership position in Spain: the Spanish market continues to mature with increased penetration rates, our focus has shifted in Spain to selective customer acquisition, customer retention and enhancing value from existing customers, setting the basis for future traffic growth and the roll-out of new services, where economies of scale are generated. In addition, as part of our strategy to maintain and reinforce our leadership position in Spain, we offer the opportunity for handset upgrades through loyalty programs as well as continually improving services, such as multimedia messaging services, or MMS, e-moción, i-mode, GPRS, UMTS and a range of new corporate services. GPRS, or general packet radio service, is the natural evolution of GSM towards 2.5G allowing wireless voice and higher speed data transmission.

•	Consolidate our leadership position in Latin America: We seek to consolidate our leadership position in the growing Latin American market through our:

•	extensive presence in the region;

•	well established brands; and

•	extensive managerial and operational experience.

The acquisition by Brasilcel of TCO has strengthened our leadership position in Brazil. Moreover, we believe the launch by Telefónica Móviles Mexico of a national GSM network with over 6,000 points of sale covering 96 cities as of the year end 2003 makes it possible for Telefónica Móviles Mexico to capture a significant share of the market’s potential growth and to position itself as a true alternative to the incumbent operator. Our agreement with BellSouth to acquire 100% of BellSouth’s interests in its wireless operators in Latin America and our binding offer to acquire 100% of Telefónica Móvil Chile will allow us to further consolidate our leadership position and strengthen our growth profile in Latin America. After these transactions are consummated, we estimate we will have over 40.8 million managed customers in 14 Latin American countries, with an estimated market share of 35% in the region.

•

Introduce new services to increase the usage of wireless services:    As voice and data communications continue to converge, we will continue to focus on the development of new data services for mobile phones. We aim to consolidate our position in the new market of data services by means of the continuous launching of new services and applications, such as MMS, location-based services, corporate services, such as the launch of “Oficin@ Movistar UMTS,” as well as the development of e-moción in the markets where we operate.

•	Optimize capital expenditures and increase operating efficiency: Our economies of scale, as well as our capacity to adapt our capital expenditures to revenue generation, allows us to better optimize our capital expenditure. In addition, the promotion of our “best practices” among our operating companies will allow us to operate more efficiently, optimize investments and improve the time to market of our services.

•	Analyze new projects: We intend to evaluate the possibility of making selective acquisitions and forming selected strategic partnerships in order to improve our competitive position, such as our acquisition of TCO in 2003, our agreement signed with BellSouth in March 2004, our binding offer to acquire 100% of Telefónica Móvil Chile as well as our alliance with T-Mobile International, TIM (Telecom Italia Mobile) and Orange in Europe. In addition, on February 26, 2003 we announced our participation in the new MPSA association (Mobile Payment Services Association). The association, which is composed of Vodafone, Orange, T-Mobile and us will operate under the brand name Simpay. For further information see “—Wireless Internet and Data Initiatives—M-Payment.”

We believe that the following strengths will allow us to compete successfully against other wireless services providers in our existing and future markets: (i) market leadership in Spain and Latin America; (ii) management control over our operations; (iii) proven track record of innovation; (iv) strong distribution channels; (v) extensive operational experience; (vi) financial strength and flexibility; and (vi) relationship with the Telefónica Group.

Services and Products

Our operating companies offer a wide variety of wireless and related services and products to consumer and business customers. We believe that we have historically been leaders in the introduction of new products in our principal markets, and we plan to continue expanding our offerings as new services and products become commercially feasible. Although the products available vary from country to country, the following are our principal services and products:

•	Wireless Voice Services. Our principal service in all of our markets is wireless voice telephony, which has gained increased usage as a result of our increased customer base and increased market penetration rates. Accordingly, we are also able to offer new services such as those detailed below.

•	Value Added Services. Customers in most of our markets have access to a range of enhanced calling features including voice mail, call hold, call waiting, call forwarding and three-way calling.

•	Wireless data and internet Services. Current data services offered include Short Messaging Services, or SMS, and Multimedia Messaging Services, or MMS, which allows customers to send messages with images, photographs and sounds. Customers may also receive selected information, such as news, sports scores and stock quotes. We also provide wireless connectivity for devices such as laptops and personal digital assistants. We offer internet access in an increasing number of areas, allowing our clients to access a wide range of mobile internet services through voice, WAP (wireless application protocol, a standard protocol allowing for wireless Internet access) or GPRS. Through wireless internet access, our customers are able to send and receive e-mail, browse web pages, download games, purchase goods and services in m-commerce transactions and use our other data services. Technological advances, which include the development of GPRS, CDMA 1XRTT (code division multiple access, a broadband transmission system for wireless networks allowing for speeds of up to 144 Kbits/s) and UMTS, facilitate the development of these services by increasing the speed at which data is transmitted, and making it possible to expand the offer of services and reduce their cost.

•

Corporate Services.    We provide business solutions, including wireless infrastructure in offices, private networking and portals for corporate customers that provide flexible on-line billing. Telefónica Móviles España offers corporate services through MoviStar Corporativo 2000, and other advanced solutions for data, developed for specific sectors. In addition, as of February 13, 2004, Telefónica Móviles España has offered its corporate customers “Oficin@Movistar UMTS,” the first third generation service offered in Spain by a mobile operator offering high-speed data transmission of up to 384 kbits/s.

•	Roaming. We have roaming agreements that allow our customers to use their handsets when they are outside of their service territories, including on an international basis. In 2002, we extended international roaming services to pre-paid customers. We have also implemented intelligent network technology using the CAMEL standard for our customers in Spain. This allows our customers to use their mobiles in European countries where a roaming agreement has been reached as if they were in their home country, for example, by not having to dial customary roaming prefixes. In Brazil, Mexico and Argentina, our roaming agreements allow our customers to make and receive calls throughout the national territories of these countries.

•	Trunking and Paging. In Spain and Guatemala, we provide digital wireless services for closed-user groups of clients and paging services.

•	M-payment. Through our subsidiary Telefónica Móviles España and together with Vodafone España, Amena and many other financial institutions and processing companies, we have an interest of 13.33% in MobiPay España, a company incorporated to develop micro-payments. We also have a 50% interest in MobiPay International as of July 2004, aimed at expediting payments through mobile phones in an international setting. In addition, on February 26, 2003 we announced our participation in the new MPSA association (Mobile Payment Services Association). The association, which is composed of Vodafone, Orange, T-Mobile and us will operate under the brand name Simpay. For further information see “—Wireless Internet and Data Initiatives—M-Payment.”

•	Other Services. We also have the technology available to provide other value added wireless services such as location-based services and telematics. Location-based services permit the precise location of the handset to be determined by our networks, which will permit users to receive and access information specific to such location. We believe that this technology will be widely used in fleet management, logistics and security monitoring. Telematics applications permit the delivery of data to machines, such as automobiles and vending machines.

Our Operations

Our operations currently are conducted in three distinct geographic areas:

•	Spain

•	Morocco

•	Latin America

We have operations in Spain, Mexico, Peru, El Salvador, Guatemala and Argentina, and through our joint ventures with Portugal Telecom, we also provide wireless communication services in Brazil and Morocco. In addition, we manage operations in Puerto Rico and, on behalf of Telefónica S.A., our controlling shareholder, its wireless operations in Chile. At December 31, 2003, we provided wireless services through our operating companies and joint ventures to approximately 52 million managed customers and our licenses and concessions covered markets with over 408 million people.

The following section provides a description of the markets in which we operate and includes information on our total revenues, customer churn and market share by geographic location.

We provide information on total revenues for our fully consolidated operations and equity investments such as Medi Telecom. In Brazil, we provide information on total net revenues for the fiscal years ended 2001 (which reflect the total revenues of Tele Sudeste and Celular CRT) and 2002 (which reflect the total revenues of Tele

Sudeste, Celular CRT and Tele Leste Celular), These companies were fully consolidated in our statement of operations until their transfer to Brasilcel on December 27, 2002. After their transfer, we no longer report revenues by the individual operating companies in the Brasilcel joint venture, instead we report revenues at the Brasilcel joint venture level. As a result, the revenue figures for Brasilcel for the fiscal year 2003 are presented on a proportional basis to reflect the proportional consolidation of the joint venture in 2003.

We provide “customer churn” rates for each of our wireless operations described below. We calculate churn rates by determining the number of customers whose wireless service is discontinued during a period, whether voluntarily or involuntarily (such as when a customer fails to pay his or her bill), divided by the average number of customers during the period. We calculate churn differently for our customers in Spain, Latin America and Morocco.

Spain.    In Spain, we included in involuntary churn any contract customer who has failed to pay his or her outstanding balance for one month and who, after having received notice of nonpayment, fails to pay the outstanding balance. We also include pre-paid customers in Spain who have not recharged their card after 30 days with no balance even if they receive incoming calls.

Latin America.    In our Latin American operations, we included in involuntary churn any contract customer who has failed to pay his or her outstanding balance for three or four months and who, after having received notice of nonpayment, fails to pay the outstanding balance. Since January 1, 2003, pre-paid churn for all our Latin American operations includes any pre-paid customer who in 90 days does not generate either incoming or outgoing traffic and does not have a sufficient balance to make a telephone call.

Morocco.    In Morocco, we included in involuntary churn any contract customer who has failed to pay his or her outstanding balance for three or four months and who, after having received notice of nonpayment, fails to pay the outstanding balance Pre-paid churn for Morocco includes any pre-paid customer who in 90 days does not have a sufficient balance to make a telephone call.

Customer information on the wireless markets in which we operate, including our market share, are estimates that we have based on annual reports and press releases made public by our competitors or information from local regulators in the respective markets. With respect to our operations in Morocco, this information is also based on data collected from interconnection fees charged and paid in this market.

Spain

We offer wireless services in Spain through Telefónica Móviles España, the leading wireless operator in Spain in terms of total number of customers at December 31, 2003. Telefónica Móviles España had approximately 19.7 million customers at December 31, 2003, representing an estimated 52.8% market share (compared to 55% at December 31, 2002). Telefónica Móviles España is a wholly owned subsidiary and is our most significant operating company, accounting for 74% of our consolidated net revenues from operations for 2003.

The following table presents, at the dates and for the periods indicated, total net revenues and other statistical data relating to the operations of Telefónica Móviles España:

	Year ended December 31,
	2001	2002	2003
Total net revenues from operations (euro in millions)	5,736	6,770	7,496
Total customers (in millions at period end)	16.8	18.4	19.7
Pre-paid customers (in millions at period end)	11.5	11.9	11.7
Population in service territory (in millions at period end)	42	42	43

Source: Telefónica Móviles

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

Market

With an estimated population of approximately 43 million people, Spain is the fifth largest wireless market in Western Europe with approximately 37.5 million wireless customers at December 31, 2003. This customer base represents a penetration rate of 88%. The Spanish market grew 12% in 2003.

The Spanish wireless market has shown increasing growth as a result of a decline of wireless handset prices and per minute call rates, and the introduction of pre-paid tariffs. At December 31, 2003, Telefónica Móviles España had approximately 19.7 million customers, which includes approximately 1.2 million customers added during 2003, a 7% increase of its total customer base compared to 2002.

Telefónica Móviles España believes that, to date, it has been successful in preserving and expanding its advantage in terms of absolute numbers of customers and quality of average customer in terms of minutes of usage. Telefónica Móviles España estimates that its traffic market share is higher than its customer market share.

Network and Technology

Telefónica Móviles España’s licenses and concessions in Spain permit it to operate digital networks and analog networks. Since December 31, 2003, however, Telefónica Móviles España has not operated an analog network. Telefónica Móviles España also holds one of four nationwide licenses for UMTS services in the country.

Telefónica Móviles España’s digital network in Spain is based upon the GSM standard. The prevalence of the GSM standard, together with Telefónica Móviles España’s international roaming agreements, enables its MoviStar customers to make and receive calls throughout Western Europe and in almost 200 countries worldwide. Telefónica Móviles España’s GSM-based network provides its customers with access to many of the most advanced wireless handsets and a full panoply of services and products.

Telefónica Móviles España’s licenses entitle it to 40 MHz of spectrum in the 900 MHz band and 2x24.8 MHz of spectrum in the DCS 1800 MHz band. Under the terms of its UMTS license, Telefónica Móviles España is authorized to operate using two paired, or two-way, 15 MHz channels plus one unpaired, or one-way, 5 MHz channel.

In 2001, 2002 and 2003, Telefónica Móviles España invested in the aggregate approximately €1,821 million in building out and enhancing its networks in Spain, developing its technological platforms and information systems. At December 31, 2003, Telefónica Móviles España’s digital network in Spain, which consisted of more than 115 switching centers and more than 15,000 base stations, provided coverage to approximately 99% of the population. The amounts invested in 2001, 2002 and 2003 have been used to enhance the quality of its coverage of high-density areas, to permit more intensive use of its wireless services within buildings in an urban environment, further enhancing the appeal of wireless communications and to introduce new technologies. Also, in 2003, Telefónica Móviles España continued to roll-out its UMTS network, complying with its obligations under its UMTS license. In October 2003, it was the first mobile operator in Spain to launch a pre-commercial service based on UMTS technology. See “—Regulation—Spain—Licenses and Concessions.”

On February 13, 2004, Telefónica Móviles España began offering to its corporate customers “Oficin@ Movistar UMTS,” the first third generation service offered in Spain by a mobile operator offering high-speed data transmission up to 384 kbits/s. This service was extended to all Telefónica Móviles España customers in

Madrid and Barcelona on May 24, 2004, and gradually extended to the rest of Spain. In addition, on May 24, 2004, Telefónica Móviles España launched the first UMTS video services in the Spanish market.

The Spanish wireless market has been receptive to new wireless services, such as SMS and wireless internet. In 2001, Telefónica Móviles España launched GPRS, which increases the speed and efficiencies of existing GSM networks, allowing for the introduction of new services. In 2002, Telefónica Móviles España launched multi-media messaging service, or MMS, which allows customers to send and receive messages combining color photographs and images with voice, sound, animations or text. Photographs can be taken with handsets that have MMS capacity and integrated cameras and then attached to music or a voice messages and sent to others. The introduction of MMS in Spain has brought customers closer to the potential of third generation, or 3G services, while still utilizing existing technology such as GPRS. In line with its commitment with technological innovation and with making the most innovative services available to its clients, in 2003, Telefónica Móviles España developed the following various new services and data applications:

•	In June 2003, Telefónica Móviles España, under a general collaboration agreement with NTT DoCoMo, became the first operator in the Spanish market to provide i-mode navigation service as part of its e-moción brand. i-modeTM is a proprietary, pocket-based information service which allows access to internet services for mobile phones. i-modeTM is one of the most successful mobile services and technologies worldwide, and is characterized by ease in navigation and by the wide diversity of its contents. Telefónica Móviles España estimates that 170,000 of our customers became users of this service in six months.

•	The GPRS technology developed significantly in 2003. The number of users (customers who have used GPRS services at least once within the past 30 days) has reached 1.4 million in December 2003. Telefónica Móviles España estimates that GPRS related revenues have increased six-fold since 2002 and it has become one of the most widely accepted services with our customers.

•	In 2003, MMS became more widely accepted. Almost one half of the handsets sold by Telefónica Móviles España in 2003 were equipped with MMS technology. Furthermore, at December 31, 2003 over 500,000 of our customers were users of this service.

•	With regard to the corporate and professional segment, Telefónica Móviles España is continually developing applications that will improve corporate management. For example, Telefónica Móviles España recently introduced “Oficin@ Movistar UMTS,” which offers third generation services to corporate customers.

The introduction of data and non-voice services to our customers was facilitated by the strategy of launching “TSM” handsets (self-branded handsets which Telefónica Móviles España has marketed in Spain since April 2003). These TSM handsets provide advanced options and capabilities to our customers at a reasonable price.

In general, Telefónica Móviles España’s strategy is to use a variety of suppliers based on the quality and rates of their services and products. In Spain, Ericsson, Motorola and Nokia have supplied the majority of Telefónica Móviles España’s GSM and GPRS network. Ericsson supplied the majority of the infrastructures for the first phase of the rollout of its UMTS Network, and Ericsson and Siemens are supplying the infrastructure for the second phase of the rollout.

Sales and Marketing

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

Telefónica Móviles España utilizes all types of marketing channels, including television, radio, exterior signage, telemarketing, direct mail and internet advertising. Telefónica Móviles España also sponsors a leading motorcycle grand prix racing team and cultural and sporting events in order to increase its brand recognition. Telefónica Móviles España’s advertising emphasizes its image as the market leader and characteristics such as quality, convenience and reliability, with specific campaigns based on price or new product offerings. For example, campaigns for its pre-paid service, MoviStar Activa, emphasize the simplicity and mobility of the pre-paid service with a focus on the younger segment of the market. For its contract customers, Telefónica Móviles España markets MoviStar Plus, which emphasizes exclusivity and value with specific offers of new services, and a loyalty program based on points earned.

For purposes of sales and distribution, Telefónica Móviles España divides the Spanish market into the consumer market and business market. At December 31, 2003, Telefónica Móviles España had approximately 10,000 points of sale for the consumer market. In addition, Telefónica Móviles España uses approximately 100 points of sale that are owned by the Telefónica Group.

In the wireless business sector, Telefónica Móviles España uses its distributors to market to small and medium sized enterprises and uses its own corporate sales force to target large business customers. Telefónica Móviles España offers a variety of plans, ranging from volume discounts to specifically tailored service contracts.

Telefónica Móviles España offers several different pricing options for wireless services. At December 31, 2003, more than 40% of Telefónica Móviles España’s total customer base are contract customers, and 60% are pre-paid (MoviStar Activa).

In 2003, in order to stimulate demand from its customers, Telefónica Móviles España continued encouraging customer migration from its pre-paid plans to its contract plans, in line with the process that started in March 2002, when the contract plans of Telefónica Móviles España no longer contained a monthly fee, instead they required a minimum usage commitment. In 2003, more than 1.1 million pre-paid customers migrated to contract plans, which had a significant impact in the increase of 5.2 percentage points in its contract customer mix in 2003, as compared to 2002.

The competitive tariffs and quality of services provided by Telefónica Móviles España, along with its success in encouraging migration to its contract plans, have led to improvement in the usage and spending pattern of its customers. Minutes of usage, or MOU, per customer in Spain increased by 10% in 2003 compared to 2002. Total traffic also increased to 37,700 million minutes, a 18.2% increase compared to 2002. In addition, data and content services are becoming an increasingly important method by which wireless customers in Spain communicate. In 2003, over 9,300 million SMS crossed over the network of Telefónica Móviles España, an 11% increase when compared to 2002. Moreover, approximately 33% of SMS using the Telefónica Móviles España network involved the access of a content service.

Customer Care

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

The loyalty programs implemented by Telefónica Móviles España for both its contract and pre-paid customers have been very successful. The MoviStar Plus program, for example, offers contract customers the ability to exchange points earned based on monthly usage for new handsets. The Estrena Plan allows pre-paid customers to upgrade their handsets and benefit from special offers (attractive prices of handsets and free traffic). In 2003, there were over 4 million handset upgrades based on loyalty programs of Telefónica Móviles España.

At December 31, 2003, Telefónica Móviles España maintained 15 customer relations centers with real time access to its information systems. These call centers handled approximately 60 million calls in 2003.

In addition, Telefónica Móviles España has launched “client attention” services. The monthly invoices for the corporate customers can be personalized according to their needs. Pre-pay customers can view a detailed breakdown of their calls on the Telefónica Móviles España website, and the balance remaining on their pre-pay cards.

Telefónica Móviles España provides e-business services designed for its large corporate customers including a portal with billing facilities that provides on-line billing customization to customers and distributors through the Hermes system, which provides up-to-date information on news, products and services catalogs, events and promotions. Telefónica Móviles España estimates that its average monthly customer churn rate was 0.9% for 2003 and 1.08% for 2002.

Competition

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

Morocco

We provide wireless services in Morocco through Medi Telecom, S.A., in which we hold a 32.18% interest and share management responsibilities with Portugal Telecom, which holds a 32.18% interest in Medi Telecom as well. Medi Telecom is also owned by local minority shareholders. Medi Telecom S.A. is the second largest wireless operator in Morocco with approximately 2.06 million customers at December 31, 2003, representing approximately 43% of the market according to our estimates. Medi Telecom commenced offering wireless services in Morocco in March 2000, eight months after it was awarded a GSM license covering the Moroccan national territory.

We have entered into a shareholders’ agreement with other shareholders of Medi Telecom under which we have the right to appoint the chief executive officer of Medi Telecom. In addition, as of April 2003, the sale or transfer of shares in Medi Telecom triggers a right of first refusal with a priority for us and Portugal Telecom. The shareholders’ agreement also requires specified majority votes to approve most corporate actions.

The following table presents, at the dates and for the periods indicated, total net revenues and other statistical data relating to our investment in Medi Telecom:

	Year ended December 31,
	2001	2002	2003
Total net revenues from operations (euro in millions)(1)	188	230	269
Total wireless customers (in millions at period end)	1.1	1.6	2.06
Pre-paid customers (in millions at period end)	1.0	1.5	1.93
Population in service territory (in millions at period end)	29	30	30

Source: Telefónica Móviles, except population

Population: Pyramid Research

(1)	Medi Telecom has been consolidated pursuant to the equity method for each of the years ended December 31, 2001, 2002 and 2003. We held 30.5%, 30.5% and 32.18 % of Medi Telecom at year end December 31, 2001, 2002 and 2003, respectively.

Market

With a population of approximately 30 million people, Morocco is an attractive wireless market with a high potential for growth. Morocco had 4.78 million wireless customers at December 31, 2003 representing a penetration rate of 16%. Medi Telecom estimates that the Moroccan market grew 23% in 2003 when compared to 2002.

Network and Technology

Medi Telecom’s network in Morocco is based upon the GSM standard. Its licenses entitle it to 50 MHz spectrum in the 900 MHz band. In 2001, 2002 and 2003, Medi Telecom invested a total of approximately €359 million in building out and enhancing its digital network in Morocco. At December 31, 2003, Medi Telecom’s digital network in Morocco consisted of 12 switching centers and 1,616 base stations giving coverage to over 89% of the population. Medi Telecom plans to make new investments to increase the coverage of its network. Medi Telecom has been offering wireless internet since April 2001.

Sales and Marketing

Medi Telecom’s sales and marketing strategy has been to generate rapid customer growth. At December 31, 2003, approximately 94% of Medi Telecom’s customers used pre-paid plans with the remainder using contract service. Medi Telecom plans to target business customers and the more affluent segments of the consumer market in the short-term. Medi Telecom also intends to expand the range of services offered to its customers.

Customer Care

Medi Telecom believes that an emphasis on its customer service will enable it to distinguish itself from its competitor in Morocco. Medi Telecom maintains customer relations call centers with real time access to its information systems. The call centers in Morocco handled approximately 8.9 million calls in 2003. We estimate that Medi Telecom’s average monthly churn rate was 1.3% in 2003 and 1.8% in 2002.

Competition

Medi Telecom currently competes with Maroc Telecom, the former state monopoly provider of all telecommunications services in Morocco.

Latin America

Latin America is an attractive telecommunications market with a population of approximately 504 million people and a combined gross domestic product of approximately $1.7 trillion in 2003. Since the introduction of wireless services in Latin America in the late 1980s, they have experienced significant growth. The average penetration rate in Latin America as a whole was 22.9% at year-end 2003. The wireless services industry is focusing on increasing the use of voice service, wireless internet services and wireless data transmission services, through the introduction of 2.5G technologies such as GSM/GPRS and CDMA/CDMA 1XRTT.

The Latin American wireless communications market has been shaped by several underlying trends that are likely to cause growth in this market to continue, including the following:

•	Market liberalization. Deregulation of the Latin American telecommunications markets, which has allowed for the entry of new competitors and the granting of new licenses, has resulted in increased competition for substantially all telecommunications services and products. Competition in these markets has increased the availability of advanced wireless services and reduced prices, which has resulted, in turn, in increased demand for these services.

•	“Calling party pays” billing system. Following the European experience, and in contrast to U.S. practice, regulators in most Latin American countries introduced in the late 1990s a mandatory “calling party pays” system, under which the person who initiates a call is billed for that call. In Latin America, this system has resulted in increased wireless usage.

•	Expanding penetration and usage, above fixed-line penetration rate. The number of wireless customers and wireless penetration levels have steadily increased in Latin America in the last years, to the extent that, in most of the countries in the region, the wireless penetration has become higher than the fixed-line penetration, although wireless penetration in Latin America remains low compared with penetration rates in Western Europe. As the cost of wireless services and handsets has declined, these services have become more affordable for a significantly larger percentage of the Latin American population, and both overall minutes of use and revenues have increased. Greater penetration and wireless traffic means that wireless operators can apportion their fixed costs among a greater number of customers, resulting in lower costs per unit which, in turn, has resulted in a larger percentage of the population being able to afford wireless services, thereby increasing demand and revenues.

•	Introduction of 2.5G technologies. Voice services as well as mobile Internet and data transmission services have increased through the installation of new 2.5 technologies (GSM/GPRS, EDGE and CDMA/CDMA 1XRTT). The progress in introducing GSM/GPRS technology in the region over the last two years has been particularly significant, above all in the principal markets such as Brazil, Mexico, Chile and Argentina, where various operators have started migrating their 1G and 2G networks to the standard GSM/GPRS networks. The increase in CDMA 1XRTT data networks has also been significant, especially in some countries such as Brazil, making it possible to increase the data revenues of wireless operators.

•	Regional consolidation. In recent years, a number of wireless operators in the region have consolidated in order to exploit economies of scale and synergies that will improve profitability through increased cost-efficiencies. We have participated actively in this process through the establishment of the Brasilcel joint venture and the acquisition of Tele Centro Oeste Participaçoes S.A. in Brazil in 2003, as well as with our agreement with BellSouth to acquire 100% of BellSouth’s interests in wireless operators in Latin America, announced in March 2004. The Mexican cellular group, América Móvil, has also played an important role in this process.

Brazil

We, along with Portugal Telecom, are 50:50 shareholders in Brasilcel, N.V., or Brasilcel, a joint venture which combines our wireless businesses in Brazil with those of Portugal Telecom. This joint venture is the leading wireless operator in Brazil in terms of total number of customers at December 31, 2003. At December 31, 2003, Brasilcel had a total of 20.7 million customers, of which 4.9 million were contract customers. Brasilcel had an estimated average share in its markets of operations of approximately 56% at December 31, 2003 (compared to 60.9% at December 31, 2002). All of the operating companies participating in the joint venture have been operating under the brand name “Vivo” since April 2003. The licensed areas of Brasilcel include 19 states in Brazil and its federal capital, with a population of approximately 130 million, and covering more than 83% of Brazil’s gross domestic product.

The following table shows the different States where service is provided by Brasilcel’s operators in 2003:

Company	State
Telesp Celular	São Paolo (SP)
Tele Sudeste	Rio de Janeiro (RJ) and Espiritu Santo (ES)
Global Telecom	Paraná (PA) and Santa Catarina (SC)
CRT Celular	Rio Grande do Soul (RS)
Tele Centro Oeste	Acre (AC), Goiás (GO), Mato Grosso (MT), Mato Grosso do Soul (MS), Rondônia (RO), Tocantins (TO), Distrito Federal (DF), Amazonas (AM), Pará (PA), Amapá (AP), Roraima (RR) and Maranhão (MA)
Tele Leste	Bahia (BA) and Sergipe (SE)

The following table presents, at the dates and for the periods indicated, net revenues and other statistical data relating to our operations in Brazil:

	Year ended December 31,
	2001	2002	2003
Net revenues from operations (euro in millions)(1)	1,206	1,160	1,378
Population in service territory (in millions at period end)	43	97	130
Total customers (in millions at period end)(2)	5.6	13.7	20.7
Pre-paid customers (in millions at period end) (2)	3.7	10.1	15.8

(1)	Net revenues for the fiscal year 2003 reflect the proportional consolidation of our 50% interest in Brasilcel, including TCO from May 2003. Net revenues for the fiscal year ended ended 2002 reflect the total revenues of Tele Sudeste, Celular CRT and Tele Leste Celular. Net revenues for the fiscal year ended 2001 reflect the total revenues of Tele Sudeste and Celular CRT. Tele Leste Celular, Tele Sudeste Celular, and Celular CRT were fully consolidated in our combined statement of operations for the fiscal years 2002 and 2001 until their transfer to Brasilcel on December 27, 2002.
(2)	Total customers and pre-paid customers in 2003 are not provided on a proportional basis and reflect the customers of Brasilcel, including TCO from May 2003. Total customers and pre-paid customers for 2002 and 2001 reflect the customers of Tele Leste Celular, Tele Sudeste Celular, Telesp Celular and Celular CRT.

Market

Brazil is one of the largest countries in the world, with a surface area of 8.5 squares million kilometers and a population of approximately 177 million people. At December 31, 2003, with 45.7 million wireless subscribers, Brazil ranked first in Latin America in terms of number of wireless customers. At December 31, 2003, Brazil had an estimated market penetration rate of 26% and of 28% in the areas where Vivo operates. The Brazilian market has experienced a 30% increase in the number of wireless customers in 2003 as compared to 2002 and of 33% in the areas where Vivo operates. The States of São Paulo, Rio de Janeiro, Rio Grande do Sul and the region of Centro Oeste represents the greatest increase.

In 2003, Vivo has consolidated its leadership position, with a client base of approximately 20.7 million clients at year-end December 31, with an estimated market share of 56% in its areas of operations and of 45% in Brazil.

Network and Technology

The licenses granted to the companies integrated in Brasilcel allow operations in CDMA and TDMA networks. TDMA, or time division multiple access, is a digital mobile phone technology that allows several calls to share a single channel without interfering with one another. Vivo offers both analog and digital services in the band of 800 MHz. We believe Vivo has differentiated itself in Brazil by offering more innovative an advanced products and services, in part because of their new networks with the high technological capacity of CDMA 1XRTT. This technology facilitates data transmission at speeds of 144 Kbytes per second and provides a significant competitive advantage for Vivo. The companies of Vivo that offered services in CDMA Networks (Telesp Celular TeleSudeste Celular, Global Telecom and TeleLeste Celular) have upgraded their networks with CDMA 1XRTT, and the companies which offered services based on TDMA Networks (Celular CRT and TCO) are selectively overlaying CDMA 1XRTT. In 2003 there has been a significant increase of CDMA 1XRTT coverage, reaching 101 cities at year-end.

In 2003, the growth trend in the usage of data services was assisted by the increase in SMS and WAP enabled handsets. Vivo continued to lead the development and innovation of data services in Brazil, exploiting the competitive advantage of its CDMA 1XRTT network in respect to its competitors.

We believe the Vivo brand is perceived as that of a pioneering and innovative company. In 2003, Vivo launched services such as “Vivo ao Vivo,” which facilitates access to telephone and Internet services by means of a menu of icons on the handset’s screen. The “Vivo ao Vivo” brand has allowed Brasicel to unite its customer base in Brazil and has allowed for the image of the company to be associated with services based on CDMA 1XRTT network.

During 2001, 2002, and 2003, our companies in Brazil invested approximately €601 million in the development of the networks of its companies in Brazil, fundamentally the layout of the CDMA 1XRTT network.

Sales and Marketing

In 2003 the launching of Vivo as the single brand of operations for Brasilcel in Brazil was announced. The consolidation of a unified commercial model for the whole country centered on the Vivo brand substituting the different brands under which the different companies offered their services in their respective states. The commercial strategy of Vivo is to increase their customer base as well as revenues, by retaining customers as well as maintaining their distribution channels. Loyalty programs have been established for both contract and prepaid customers. Under the programs, contract customers accrue the right to a handset upgrade based on the revenues generated by such customers. Additionally, prepaid clients have access to modern handsets at a competitive price. The launching of the Vivo brand was accompanied by other measures designed to contribute to the success of the commercial strategy. For example, Vivo improved the management of its distribution channels, which consisted of 7,500 points of sale at the national level in 2003. Additionally, Vivo prepaid customers were provided access to a wide range of points of “recharges.” The recharges can also be made by electronic transfers through the commercial banking network.

As of December 31 2003, approximately 23% of Vivo’s customers were contract clients and the remaining 77% were prepaid customers.

Customer Service

The call centers of Vivo attended 603,446 calls a day during 2003. Vivo has adopted integrated solutions to foster loyalty of clients. Brasicel estimates that its customer churn rate during 2003 was 2.1%.

Competition

The growth of the Brazilian market has been considerable during the past years while being accompanied by an increase in competition due to the introduction of two new competitors (TIM and Oi) and the expansion of Claro. TIM, Oi and Claro together with Vivo represent the principal operators in Brazil.

Mexico

We hold 92% of Telefónica Móviles México, which is Mexico’s second largest wireless operator, with over 3.5 million customers at December 31, 2003. Telefónica Móviles Mexico owns licenses for the entire Mexican territory.

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

On September 10, 2002, having obtained authorization from the relevant Mexican authorities, we acquired a 65.23% holding in Pegaso for €92.9 million. In accordance with our agreement with the Burillo Group, on September 10, 2002 we contributed our interest in Pegaso and our other Mexican operators (Bajacel, Movitel, Norcel, and Cedetel) to Telefónica Móviles Mexico. On the same date the Burillo Group contributed its wireless interests to Telefónica Móviles Mexico. We hold a 92% interest in Telefónica Móviles Mexico and the Burillo Group owns the remaining 8%. For further information, see “Item 5.A Operating Results—Presentation of Financial Information,” and note 2 to our consolidated and combined financial statements.

The following table presents, at the dates and for the periods indicated, total net reveneues and other statistical data relating to the operations of Telefónica Móviles Mexico. We acquired our four Northern Mexican operators in July 2001 and began consolidating our Mexican operators in our combined financial statements as of July 1, 2001. Accordingly, we provide total revenues for our Mexican operations for the fiscal year 2001 as of July 1, as prior to then we did not have an ownership interest in these companies.

	July 1 to December 31, 2001(1)	Year ended December 31, 2002(1)	Year ended December 31, 2003
Total net revenues from operations (euro in millions)	239	465	540
Total customers (in millions at period end)	1.2	2.4	3,454
Pre-paid customers (in millions at period end)	1.0	2.1	3,214
Population in service territory (in millions at period end)	21.3	102	103.3

(1)	Telefónica Móviles Mexico has been fully consolidated for each of the years ended December 31, 2002 and 2003. We held 92% of Telefónica Móviles Mexico at year end December 31, 2002 and 2003, respectively. Total net revenues and customer information for fiscal year 2002 include our four Northern Mexican operators and Pegaso as from September 10, 2002. Total net revenues and customer information for fiscal year 2001 include only our four Northern Mexican operators as of July 1, 2001, which is the date that we began consolidating our Mexican operators in our combined financial statements.

For further information on our acquisition of Pegaso see “Item 5.A Operating Results—Presentation of Financial Information—Events Affecting Comparability of Historical and Future Results of Operations and Financial Condition.”

Market.    Mexico is Latin America’s second largest country with a population of approximately 103.3 million. Mexico is an emerging wireless market with approximately 31 million wireless customers at December 31, 2003, representing a penetration of approximately 30%. The wireless market in Mexico grew at a rate of 17% for the year ended December 31, 2003.

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

Network and Technology.    Telefónica Móviles Mexico offers both analog and digital networks. Its digital networks are based upon the CDMA and GSM standard. At December 31, 2003, Telefónica Móviles Mexico’s digital network in Mexico consisted of 22 switching center and 3.275 base stations, including both digital and analog base stations, giving coverage to more than 39% of the population.

In each of the regions in which Telefónica Móviles Mexico operates, it holds licenses of 20 MHz of spectrum on the 850 MHz band, and 30 MHz and 10 MHz of spectrum on the 1900 MHz band.

The roll-out of Telefónica Móviles Mexico GSM network on a nationwide basis took place during 2003, covering by the end of the year 96 of Mexico’s principal cities, exceeding the initial 46 cities expected.

Telefónica Móviles Mexico has invested during 2001, 2002 and 2003 a total of €660 million, most of all during 2003 on the GSM network.

The suppliers of the GSM network have been Nokia and Ericsson.

Sales and Marketing.    During 2003, Telefónica Móviles México’s marketing priority was to redefine and unify its main processes and procedures in order to respond to the new commercial activity resulting from the launch of its GSM services nationwide. Telefónica Móviles México unified all its operations in April under the Telefónica MoviStar brand as a preliminary step to launching a new innovative offer of products and services. This involved replacing the image of all Pegaso shops in the national territory under a new Telefónica MoviStar customer care model which, along with new promotional and advertising campaigns, increased the number of new customers added in the second half of the year compared to previous periods.

At the same time, progress was made in extending the reach of Telefónica Móviles Mexico distribution network, and the number of points of sale almost tripled throughout the country, exceeding 6,200 at the end of the fiscal year.

During the fourth quarter of 2003, Telefónica Móviles México’s used a broad range of marketing channels, including television, radio, exterior signage, telemarketing, direct mail and internet advertising and reinforced its competitive position by changing its commercial offer and improving its logistics processes, facts that allowed an increase of its commercial activity.

At December 31, 2003, 7% of Telefónica Móviles Mexico’s customers were contract customers, while 93% were pre-paid customers.

Customer Care.    The customer relations centers handled 27.8 million calls in 2003. Telefónica Móviles Mexico estimates that its accumulated monthly churn rate was 3.9% in 2003, and 4.5% in 2002 for its four Northern Mexican operators. For information concerning the methodology used by us in calculating customer churn rates, see “—Our Operations—Customer Churn.”

Competition.    Telefónica Móviles México’s competes with various operators at a national level, most of which are subsidiaries of larger international telecommunications companies. The principal competitor of Telefónica Móviles Mexico is Telcel. The other competitors of Telefónica Móviles Mexico are Iusacell, Unefon and Nextel.

Peru

We provide wireless services in Peru through Telefónica Móviles, S.A.C., or Telefónica Móviles Peru. Telefónica Móviles Peru is the leading wireless operator in Peru with approximately 1.5 million customers at December 31, 2003. Telefónica Móviles Peru has approximately 52% of the market, according to our estimates.

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

The following table presents, at the dates and for the periods indicated, total net revenues and other statistical data relating to the operations of Telefónica Móviles Peru. We began consolidating Telefónica Móviles Peru in our combined financial statements as of January 1, 2001.

	Year ended December 31,
	2001	2002	2003
Total net revenues from operations (euro in millions)	277	283	247
Total customers (in millions at period end)	1.1	1.2	1.5
Pre-paid customers (in millions at period end)	0.9	1.0	1.2
Population in service territory (in millions at period end)	26	26	27

Source: Telefónica Móviles, except population

Population: Pyramid Research

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

Market.    With a population of approximately 27 million people, Peru is the seventh largest wireless market in Latin America with approximately 2.9 million customers at December 31, 2003, which represents a penetration rate of 10.7%. The Peruvian market grew at a rate of 26.1% in 2003.

Network and Technology.    Telefónica Móviles Peru operates both analog and digital networks. Its digital network is based upon the CDMA/CDMA 1XRTT standard. It has roaming agreements enabling Telefónica Móviles Peru’s contract customers to make and receive calls in over 155 countries, including most of the Americas.

Telefónica Móviles Peru’s licenses entitle it to 25 MHz of spectrum in the 800 MHz band.

Telefónica Móviles Peru invested approximately €122 million in building out and enhancing its network in 2001, 2002 and 2003. In 2003, the amounts invested have been used to increase the switching capacity of the network, and to roll out the new CDMA 1XRTT network.

At December 31, 2003, Telefónica Móviles Peru’s network consisted of the CDMA 1XRTT network and the Motorola Analog-Digital Network. The CDMA 1XRTT network consisted of 3 switching centers and 230 base stations. The Motorola Analog-Digital Network consisted of 6 dual capacity switching centers, 295 analog base stations and 332 digital base stations.

Telefónica Móviles Peru has been the first wireless operator in Peru in launching CDMA 1XRTT technology, that offers its clients a better quality in voice transmission and a higher speed in data transmission. Moreover, this technology permitted the launch of Movistar Multimedia, the platform of access to a wide range of services like video downloads, single- and multi-user games, MMS, chat, ringtones and location services, among others.

Sales and Marketing.    Telefónica Móviles Peru utilizes all types of marketing channels, including television, radio, print media, exterior signage, telemarketing, direct mail and internet advertising. During 2003, Telefónica Móviles Peru maintained its leading position as a result of an active commercial strategy, and as a result of its customer retention policies. Telefónica Móviles Peru’s pre-paid customer base increased by 25.1% in 2003 compared to 2002, and its contract customer base (which are 20% of total customer base), increased by 9.2% in the same period.

For purposes of sales and distribution, Telefónica Móviles Peru divides the Peruvian market into the consumer market and business market. Telefónica Móviles Peru uses an aggregate of 488 points of sale in Peru, of which 47 are proprietary points of sale. For the consumer market, an emphasis was placed on incentive program for pre-paid card activations by developing different activities and highlighting various promotions.

Telefónica Móviles Peru sells directly to corporate clients through its Movistar Empresas business line. In 2003, it successfully continued strengthening the RPM (MoviStar Private Network) business network, and customized vertical applications were continued for each company.

Customer Care.    Telefónica Móviles Peru maintains a customer relations call center with real time access to its information systems. This call center handled approximately 14 million calls in 2003.

We estimate that Telefónica Móviles Peru’s average accumulated monthly churn rate was 2.8% for 2003, and 3% for 2002 due to the high competitive environment in Peru. For information concerning the methodology used by us in calculating customer churn rates, see “—Our Operations—Customer Churn.”

Competition.    According to our estimates, Telefónica Móviles Peru is the leading operator in the Peruvian market. Telefónica Móviles Peru currently has three competitors in the Peruvian market for wireless communications service: BellSouth Peru; Stet Mobile Holdings which obtained a GSM/PCS license in March 2000 and subsequently launched its services under the TIM brand; and Nextel Peru. On March 5, 2004 we entered into a stock purchase agreement with wireless operators owned by BellSouth Corporation, or BellSouth, to acquire 100% of BellSouth’s interests in its wireless operations in Latinamerica.

Argentina

Telefónica Comunicaciones Personales S.A. is, according to our estimates, the second largest wireless operator in Argentina with approximately 1.8 million customers at December 31, 2003 representing approximately 24% of the market share.

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

The following table presents, at the dates and for the periods indicated, total net revenues and other statistical data relating to the operations of Telefónica Comunicaciones Personales. We began consolidating Telefónica Comunicaciones Personales in our combined financial statements as of January 1, 2001.

	Year ended December 31,
	2001(1)	2002	2003
Total net revenues from operations (euro in millions)	725	195	240
Total customers (in millions at period end)	1.8	1.6	1.8
Pre-paid customers (in millions at period end)	1.2	1.1	1.2
Population in service territory (in millions at period end)	37.5	38	38.2

Source: Telefónica Móviles, except population

Population: Pyramid Research

(1)	In the fourth quarter of 2001, the fiscal year end of Telefónica Comunicaciones Personales was changed from September 30 to December 31. As a result, our combined financial statements for the year ended December 31, 2001 incorporate the financial statements of Telefónica Comunicaciones Personales for the year 2001 and three months (October to December) of the year 2000. Previously, our combined financial statements incorporated the financial statements of Telefónica Comunicaciones Personales according to Telefónica Comunicaciones Personales’ fiscal year, which ran from October 1 to September 31. This change does not give rise to material differences.

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

Market.    With a population of approximately 38.2 million people, Argentina is the third largest wireless market in Latin America with 7.6 million customers at December 31, 2003, which represents a penetration rate of 20.6% as compared to 17% with 2002. Our customer base increased by approximately 12.5% in 2003 from 1.6 million customers at December 31, 2002 to 1.8 million at December 31, 2003.

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

Telefónica Comunicaciones Personales invested a total of approximately €121 million in building out and enhancing its digital network in Argentina in 2001, 2002 and 2003, and anticipates new investments in the future aimed at expanding, on a national scale, the GSM network that it currently owns in the city of Buenos Aires. This GSM network has 122 base stations, and provides roaming-in service for international travelers.

At December 31, 2003, its digital network in Argentina consisted of 38 switching centers and 1,369 base stations giving coverage over 90% of the population. Telefónica Comunicaciones Personales’ network has dual capacity so that the analog network has the same number of switching centers and base stations as the digital network.

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

For purposes of sales and distribution, Telefónica Comunicaciones Personales divides the Argentine wireless market into three geographic regions and into consumer and business customer segments. For the consumer market, it uses exclusive and non-exclusive distributors for a total of 2,800 points of sale. In addition, Telefónica Comunicaciones Personales has 15 proprietary points of sale.

In the business sector, Telefónica Comunicaciones Personales orients its marketing to small businesses through distributors and has a corporate sales force to target large business customers. Telefónica Comunicaciones Personales offers a variety of plans, ranging from volume discounts for small businesses to specifically tailored pricing and services for large business customers. At December 31, 2003, approximately 32% of its customers had a service contract and the remaining 68% used pre-paid calling cards.

Customer Care.    Telefónica Comunicaciones Personales maintains 24 walk-in customer relations centers and three telephonic customer relations centers with real time access to our information systems. These call centers handled nearly 8.1 million calls in 2003.

We estimate that Telefónica Comunicaciones Personales average accumulated monthly churn rate was 1.6% for 2003, and 1.9% for 2002. For information concerning the methodology used by us in calculating customer churn rates, see “—Our Operations—Customer Churn.”

Competition.    Telefónica Comunicaciones Personales currently has four competitors in the Argentine market for wireless communications service, each of which provides services on a nationwide basis: Movicom, which is controlled by BellSouth; Telecom Personal, which is controlled by Telecom Italia through Telecom Argentina, CTI Móvil which is controlled by América Móvil y Nextel, owned by NII Holdings Inc. On March 5, 2004 we entered into a stock purchase agreement with wireless operators owned by BellSouth Corporation, or BellSouth, to acquire 100% of BellSouth’s interests in its wireless operations in Latinamerica.

Central America

We provide wireless services in El Salvador and Guatemala through TES Holdings, S.A. and TCG Holding, S.A., respectively. These holding companies hold our interests in Telefónica Móviles El Salvador, S.A. de C.V., and Telefónica Centroamérica Guatemala, S.A. de C.V., our operators in these two countries.

In August 2001, we entered into an agreement with Mesotel de Costa Rica, S.A., a subsidiary of Mesoamérica Telecom, to acquire its direct and indirect interests in Telefónica Móviles El Salvador, Telefónica

Centroamérica Guatemala, Telca Gestión, S.A. and Telca Gestión Guatemala, S.A., and other companies in which we have shared holdings in exchange for approximately 21.9 million of our ordinary shares. In January 2002, we amended this agreement and acquired one-third of Mesotel de Costa Rica, S.A.’s interests in exchange for 7.3 million of our ordinary shares. The remaining two-thirds were transferred by Group Mesotel in July 2002 for the remaining 14.6 million of our ordinary shares. We subsequently hold through TES Holdings, S.A. and TCG Holdings S.A. a 90.3% indirect interest in Telefónica Móviles El Salvador and a 100% indirect interest in Telefónica Centroamérica Guatemala.

El Salvador

We provide wireless services in El Salvador through Telefónica Móviles El Salvador, the second largest of the four wireless operators in El Salvador, with approximately 248 thousand customers at December 31, 2003, representing 24% of the market. We indirectly hold a 90.3% interest in Telefónica Móviles El Salvador.

The following table presents, at the dates and for the periods indicated, total net revenues and other statistical data relating to the operations of Telefónica Móviles El Salvador:

	Year ended December 31,
	2001	2002	2003
Total net revenues from operations (euro in millions)(1)	118	112	96
Total customers (at period end)	238,605	230,856	247,520
Pre-paid customers (at period end)	91,293	160,266	186,309
Population in service territory (in millions at period end)	6.3	6.5	6.6

Source: Telefónica Móviles, except population

Population: Pyramid Research

(1)	Includes both fixed-line and wireless operations. Our operations in El Salvador have been fully consolidated for each of the years ended December 31, 2001, 2002 and 2003. We held 46.05%, 90.3% and 90.3% of our operations in El Salvador at year end December 31, 2001, 2002 and 2003, respectively.

Telefónica Móviles El Salvador commenced offering digital wireless services in El Salvador in December 1998 under the MoviStar brand name. In addition to wireless services, Telefónica Móviles El Salvador also provides internet, cable TV and telephone services through Telefónica Multiservicios, a joint venture between Telefónica Móviles El Salvador and Amnet, an international communications provider in El Salvador. Telefónica Móviles El Salvador may enter in the future into an agreement with Telefónica, S.A. or its affiliates providing for the spin-off or transfer to it of all of the non-wireless assets that Telefónica Móviles El Salvador holds in El Salvador.

Market.    As of December 31, 2003, El Salvador had approximately 1,030 thousand wireless customers and a market penetration rate of 15.4% compared to a fixed-line penetration rate of 9.9%.

Network and Technology.    The digital network of Telefónica Móviles El Salvador is based upon the CDMA standard. The licenses of Telefónica Móviles El Salvador entitle it to 25 MHz of spectrum in the 800 MHz band. During 2001, 2002 and 2003, Telefónica Móviles El Salvador invested a total of approximately € 47 million in building out and enhancing its networks in El Salvador. At December 31, 2003, the digital network of Telefónica Móviles El Salvador consisted of two switching centers shared by the fixed-line and mobile networks and 130 base stations giving coverage to over 77% of the population.

Sales and Marketing.    Telefónica Móviles El Salvador utilizes all types of marketing channels, including television, radio, exterior signage, telemarketing, direct mail and internet advertising. Telefónica Móviles El Salvador’s products and services are marketed under the MoviStar brand names. Telefónica Móviles El Salvador has an extensive distribution network which includes a combination of third-party and proprietary points of sale. At December 31, 2003, approximately 25% of its customers were contracts customers, while 75% used pre-paid calling cards.

Customer Care.    Telefónica Móviles El Salvador’s call center handled over 1.3 million calls in 2003. We estimate that Telefónica Móviles El Salvador’s average monthly churn rate was 2.5% for 2003 and 2002. For information concerning the methodology used by us in calculating customer churn rates, see “—Our Operations—Customer Churn.”

Competition.    Telefónica Móviles El Salvador currently competes in El Salvador market for wireless communications service with Telemóvil, CTE Telecom and Digicel.

Guatemala

We provide wireless services in Guatemala indirectly through our wholly-owned subsidiary Telefónica Centroamérica Guatemala. Telefónica Centroamérica Guatemala had approximately 157 thousand active customers in Guatemala at December 31, 2003, representing approximately 8.4% of the market.

The following table presents, at the dates and for the periods indicated, total net revenues and other statistical data relating to the operations of Telefónica Centroamérica Guatemala:

	Year ended December 31,
	2001	2002	2003
Total net revenues from operations (euro in millions)(1)	81	77	69
Total customers (at period end)	156,178	97,089	156,868
Pre-paid customers (at period end)	31,309	48,865	113,551
Population in service territory (in millions at period end)	12.3	12.9	12.0

Source: Telefónica Móviles, except population

Population: Pyramid Research

(1)	Includes both fixed-line and wireless operations. Our operations in Guatemala have been fully consolidated for each of the years ended December 31, 2001 2002 and 2003. We held 51%, 100% and 100% of our operations in Guatemala at year end December 31, 2001, 2002 and 2003, respectively.

Telefónica Centroamérica Guatemala commenced offering digital wireless services in Guatemala in October 1999 under the MoviStar brand name. Telefónica Centroamérica Guatemala also provides fixed-line public telephone service, data and long distance services and paging services through its subsidiary Tele Escucha with 13 thousand customers as of December 31, 2003. Telefónica Centroamérica Guatemala may in the future enter into an agreement with Telefónica or its affiliates providing for the spin-off or transfer to it of all of the non-wireless assets that Telefónica Centroamérica Guatemala holds in Guatemala.

Market.    As of December 31, 2003, Guatemala had a market penetration rate of 13.3%, representing approximately 1,870 thousand wireless customers at December 31, 2003.

Network and Technology.    In Guatemala, Telefónica Centroamérica Guatemala operates a digital network, which is based upon the CDMA standard. Telefónica Centroamérica Guatemala’s licenses entitles it to 30 MHz of spectrum in the 1900 MHz band. In 2001, 2002 and 2003, Telefónica Centroamérica Guatemala invested a total of approximately €47.2 million in building out and enhancing its network in Guatemala. At December 31, 2003, Telefónica Centroamérica Guatemala’s digital wireless network consisted of two switching centers and 221 base stations giving coverage to over 81% of the population.

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

At December 31, 2003, approximately 72% of its customers used pre-paid calling cards, while the remaining 28% had contracts.

Customer Care.    Telefónica Centroamérica Guatemala’s call center handled over 1 million calls in 2003. We estimate that Telefónica Centroamérica Guatemala’s average monthly churn rate was 1.5% for 2003 and 6.6% for 2002. For information concerning the methodology used by us in calculating customer churn rates, see “—Our Operations—Customer Churn.”

Competition.    We currently have three competitors in the Guatemala wireless market: Telgua, Comcel and BellSouth. On March 5, 2004 we entered into a stock purchase agreement with wireless operators owned by BellSouth Corporation, or BellSouth, to acquire 100% of BellSouth’s interests in its wireless operations in Latinamerica.

Puerto Rico

Puerto Rico has a population of approximately four million people, with income per capita levels similar to Spain, and a wireless market penetration rate of approximately 34.2% at December 31, 2003. NewComm Wireless commenced operations in late September 1999. NewComm Wireless operates a CDMA standard digital network, which consists of one switching center and approximately 156 base stations at December 31, 2003. In July 2000, NewComm Wireless launched wireless application protocol, or WAP, services under the MoviStar e-moción brand.

The Puerto Rican market is highly competitive with six operators, most of which are part owned by the operators present in the United States, which offer integrated mobile telephony, international long distance and flat-rate products with unlimited usage. Movistar Puerto Rico, which we manage, had approximately 174,600 customers at December 31, 2003.

In September 2003, once authorizations were obtained from the tax authorities of Puerto Rico, convertible promissory notes were transferred to TEM Puerto Rico, Inc. (our wholly-owned subsidiary) which represented the Telefónica Group’s investment, through its wholly-owned subsidiary, Telefónica Internacional, S.A., in the Puerto Rican operator NewComm Wireless Services, Inc.

These convertible promissory notes, which totaled $60,945 thousand, will give us the right, once the relevant authorizations have been received from the FCC, to obtain, through their conversion, 49.9% of NewComm’s capital stock. Furthermore, we have the right to buy an additional 0.2% of the capital stock, a percentage that will give us control of the Puerto Rican operator.

Conversion of the promissory notes to NewComm Wireless Service, Inc. shares requires the approval of the FCC because upon such conversion TEM Puerto Rico, Inc. which is considered a foreign company by the FCC, would hold over 25% of the capital stock of NewComm Wireless Service. Thus a request was made to the FCC seeking authorization for TEM Puerto Rico, Inc. to acquire over 25% of NewComm’s capital stock, and indirectly control this company through the aforementioned right to acquire 0.2% of the capital stock.

Currently NewComm Wireless Service, Inc. has five competitors in the Puerto Rican mobile communications market: Cingular Wireless (controlled by SBC Communications), Versión Wireless (controlled by Verizon); Centennial (owned by Centennial Cellular Corp USA); AT&T (owned by AT&T Wireless) and Sprint PCS (Sprint PCS).

Wireless Internet and Data Initiatives

Wireless Internet and Data

We believe that the convergence of data communications and voice communications represents a new and important opportunity to create value in the mobile communications sector in the near future. An important component of our strategy is broadening uses of wireless communications, currently dominated by voice services, to include more widespread use of wireless internet and data services. By diversifying our services, we are seeking to capture the value created by new services. Revenues from data services in Telefónica Móviles España has increased to €855 million in 2003. This increase is primarily due to the increased use of other data services in addition to traditional SMS usage. Revenues from other data services, excluding traditional SMS, have increased by 5 percentage points in 2003 to 24% of total data revenues.

We expect that the contribution of wireless internet and wireless data services to our revenues will increase significantly as technology and services improve and are made more accessible and user-friendly to mass-market consumer and business customers in each market in which we operate. The availability of compatible handsets at attractive prices will be key to achieving this development.

We offer our clients a wide range of data services that we seek to continuously improve. Current data services offered include short messaging services, or SMS, and Multimedia Messaging Services, or MMS, which allows customers to send messages with images, photographs and sounds. Customers may also receive selected information, such as news, sports scores and stock quotes. We also provide wireless connectivity for devices such as laptops and personal digital assistants.

In June 2000, we launched MoviStar e-moción, our wireless internet service provider in Spain. Most of our operating companies (Brazil, Argentina, Peru, El Salvador, Guatemala, Morocco and Puerto Rico) have launched MoviStar e-moción or similar services under different brands such as “Vivo ao Vivo” in Brazil.

Currently MoviStar e-moción has several content groups in Spain, including mobile banking, media, news, portals, ticketing, m-commerce, travel, entertainment, health and yellow pages, among others. We have signed agreements with more than 250 content providers to provide links through MoviStar e-moción for products and services in Spain, among them: Terra Mobile, Yahoo!, Telefónica Páginas Interactivas, Reuters, LaNetro, Banco Bilbao Vizcaya Argentaria, La Caixa, Santander Central Hispano, Unicaja, Serviticket, AVIS, Globalia Group, Antena 3, CNN, ABC, La Vanguardia and Infojobs.

In June 2003, we launched i-mode™ services in Spain, integrated with our MoviStar e-moción mobile portal, which can be accessed through a diverse range of terminals. i-mode™ is a proprietary, packet-based information service, which allows access to internet services for mobile phones. The i-mode™ content we offer includes games, ringtones and logos, chat and messaging, leisure and portals, news, utilities and search functions.

We are focusing on consolidating our position in the corporate segment (where we have a strong position in terms of market share) with a view to marketing and introducing new wireless data services and applications. Although internet access services are still in an early phase of development, is anticipated that demand in the corporate segment will increase as the download speeds increase, through further development of our UMTS network.

We have been offering GPRS services in Spain since 2001 with the same coverage as our GSM network. On February 13, 2004, Telefónica Móviles España began offering its corporate customers “Oficin@ Movistar UMTS,” the first third generation service offered in Spain by a mobile operator offering high-speed data transmission up to 384 kbits/s. Services offered as part of Oficin@ Movistar UMTS include MoviStar Internet UMTS, MoviStar Intranet UMTS and Correo Móvil (mobile e-mail access). In other markets such as Brazil and Peru, we have already launched high speed data services based on technologies such as, CDMA 1XRTT. During 2003, we continued expanding the coverage of our CDMA 1XRTT network in Brazil, reaching 101 cities. In addition, a national GSM/GPRS cellular network was introduced in Mexico, with 96 cities covered as of December 2003.

Our wireless internet access services in Spain are currently billed on the basis of connection time, at a discount to voice rates, for WAP CDS services, and on the basis of the volume of data sent, for WAP GPRS services, i-modeTM services and GPRS/UMTS access, and, in each case, depending on the content. We also offer premium services, under which access to premium content incurs an extra charge, which we share with the content providers.

In May 2004, Telefónica Móviles España announced the first UMTS videophone services in Spain and the extension to all customers of the mobile connectivity service “Oficin@ MoviStar UMTS/GPRS.”

In addition to videocalls (seeing and speaking via mobile phone), the first customers will also be able to download high quality videos to their telephone screens. Telefónica Móviles has already signed exclusive agreements with various content providers to include on “MoviStar e-moción” (which groups together all the operator’s content access services) a 24-hour news channel, information about the World Motorbike Championships and the 2004 Olympic Games in Athens, Canal Real Madrid and Canal FC Barcelona, 3D video games and musical videos.

“Oficin@ MoviStar UMTS/GPRS,” the high-speed connectivity service we began selling to business customers in February 2004, will be available from now to all customers at Telefónica points of sale in Madrid and Barcelona, and gradually in the rest of Spain.

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

M-Payment

Through our subsidiary Telefónica Móviles España, we, together with Vodafone España, Amena and various financial institutions and payment processing companies, are part of Mobipay España, S.A. Mobipay España was created to facilitate payments through mobile phones. Similarly, we are part of Mobipay Internacional, S.A., created for the development of international mobile payment standards.

The MobiPay initiative became more widely accepted in 2003. At December 31, 2003 there were approximately 3,000 on-line stores, including FNAC, Halcón Viajes, MundoHogar, Seguros Winterthur or Air Europa, which had included MobiPay as a method of payment. Furthermore, since December 2003, 1,400 Madrid taxis from Radio Teléfono Taxi y Radio Mercedes Madrid allow MobiPay to be used as a means of payment. Finally, in February 2004, an agreement was reached with Kilowatt to implement the mobile payment standard in the services developed by this firm, directed at vending machines.

We, Orange, T-Mobile and Vodafone have signed an agreement for the creation of the Mobile Payment Services Association which has been operating under the brand name Simpay since June 2003. The objective of the association is to encourage adoption of m-commerce by consumers, content providers, merchants and the banks by promoting an open solution under one common brand for payments through mobile phones.

In February 2004, Simpay presented its first product based on small payments of amounts less than €10. The product will technically be launched prior to the end of 2004, and shall be commercially available in 2005. Now that the design of the product and of the infrastructure has been completed, Simpay and the founding companies will formally invite other mobile operators to join the partnership. European mobile telephony operators such as Hutchinson Debitel, KPN Mobile, Elisa (previously Radiolinja), Mobilkom, Optimus, O2, SFR, TeliaSonera and TMN expressed their interest in joining Simpay.

Capital Expenditures and Divestitures

For a description of our capital expenditures during the last three years, please see “Item 5.B Liquidity and Capital Resources.” We have not made any significant divestitures during the past three years.

Public Takeover Offers

Telesp Celular Participações S.A., or TCP, and Tele Centro Oeste Celular Participações S.A., or TCO, are two companies included in our Brasilcel joint venture with Portugal Telecom. We contributed our 14.68% interest in TCP and our 14.43% interest in TCO to the Brasilcel joint venture pursuant to our agreement with Portugal Telecom. See “Item 10. Additional Information—Material Contracts—Agreement with Portugal Telecom.” TCP provides wireless services in the Brazilian states of São Paolo, Paraná and Santa Catarina, while TCO provides wireless services in Brazil’s Federal District and in 11 Brazilian states including Acre, Amazonas, Amapá, Goiás, Maranhão, Mato Grosso, Mato Grosso do Sul, Pará, Rondônia, Roraima, and Tocantins.

On April 25, 2003, TCP acquired 61.10% of the voting capital stock of Tele Centro Oeste Participaçoes, S.A., or TCO from Fixcel S.A.

On May 25, 2003, in compliance with Brazilian legislation, TCP launched a tender offer for the common shares of TCO not owned by it. The acceptance period finished on November 18, 2003. As a result of the shares tendered, we acquired 72.2% of the outstanding available common shares at the price of R$ 16.73 per 1,000 common shares. The total purchase price for the new shares amounted to R$538.8 million. At December 31, 2003 TCP held 86.6% of TCO’s ordinary shares, representing a 28.29% interest in TCO. TCP also announced the intention to launch an exchange offer for the remaining shares of TCO through which TCP would have become TCO’s sole shareholder. This would have been followed by a merger of TCO into TCP. After the launch of the exchange offer, the CVM raised questions as to its compliance with Brazilian law. Although TCP and TCO believed, and believe, that the exchange offer complied with applicable law, TCP and TCO decided to terminate the exchange offer in January 2004.

Patents, Licenses and Other Intellectual Property

We own trademarks registered in various jurisdictions which are assets of great value to our Spanish and international activities. We use these trademarks to convey an image of reliability and quality of service and to boost customer loyalty. Some of the most significant trademarks are MoviStar and e-moción. We also hold a non-exclusive license on a group of trademarks and trademark applications, including Telefónica MoviStar e-moción, Telefónica Mobile Solutions, Telefónica Móviles, Telefónica Móviles España and Telefónica MoviStar, awarded by Telefónica, S.A.

The Group also owns patents throughout the world and various domain names, such as movistar.com, telefonicamoviles.net and e-mocion.com.

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

The General Telecommunications Law (Law 11/1998 of the 24th of April of 1998) superseded the prior Law on Telecommunications of 1987 with respect to the provision of telecommunications services and the installation and exploitation of telecommunication networks. However, legislation applicable prior to the enactment of the General Telecommunications Law continues to be in force in relation to concessions granted under that legislation to the extent that the provisions do not conflict with the General Telecommunications Law.

The new General Telecommunications Law (Law 32/2003 of the 3rd of November of 2003) superseded the General Telecommunications Law of 1998. This new Law transposes the new European regulatory framework for the Electronic Communications to the Spanish Law.

In accordance with the first Transitory Disposition of the General Telecommunications Law of November 2003, the rights and obligations applicable to the individual licenses and general authorizations held by Telefónica Móviles España (TME) will remain valid. Consequently, TME must comply with the obligations established before new Law (Law 32/2003) came into force.

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

On December 19, 2003, the Telecommunications and Information Society State Secretary issued a Resolution determining the conditions for finalizing the provision of analog mobile services in the 900 MHz band (MoviLine). Such Resolution established December 31, 2003 as the deadline for the extinction of such services. TME stopped providing that service in that date.

Spanish Regulatory Authorities

The following governmental regulatory authorities oversee the Spanish telecommunications industry:

•	the Commission for the Telecommunications Market;

•	the Government Commission for Economic Affairs;

•	the Ministry of Industry, Tourism and Commerce (formerly the Ministry of Science and Technology);

•	the Ministry of Economy; and

•	The Radiocommunications Agency.

Licenses and Concessions

Telefónica Móviles España holds 18 individual licenses under the General Telecommunications Law, covering the following:

•	nationwide digital services (GSM and DCS-1800);

•	nationwide UMTS services;

•	paging services (12 regional and 1 national service); and

•	fixed-line telephony.

Our digital licenses expire in 2010 and 2023, our UMTS license in 2020, our paging license in 2012 and our fixed-line license in 2019. Our licenses can be extended according to the table below.

License Type	License Duration	Ending Date	Extension Period
B1 (fixed telephony)	20 years	July 8, 2019	10-year periods—the total duration of the license including extensions may not exceed 50 years
B2—GSM	15 years	February 3, 2010	5 years
B2 DCS—1800	25 years	July 24, 2023	5 years
B2—UMTS	20 years	April 18, 2020	10 years
C2 paging	20 years	April 24, 2020	10 years

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

Our rights and obligations under the individual licenses are similar to those under our administrative concessions, though they generally require more disclosure of rates and product information to the Spanish regulatory authorities and the public and also require us to keep separate accounts for each of our activities and services. Additional obligations under our licenses include the following:

•	to pay to the Commission for the Telecommunications Market an annual fee of up to 0.2% (currently, 0.15%) of income before tax from the provision of services;

•	to pay the Spanish Treasury the following annual fees for use of spectrum:

Technology	Year 2001 (€/MHz)	Year 2002 (€/MHz)	Year 2003 (€/MHz)	Year 2004 (€/MHz)
TACS	188,180.86	205,892	631,908.18	296,685.89	(1)
GSM	1,309,359.29	601,911.15	631,908.18	663,437.84
DCS-1800	1,267,027.72	601,984.13	505,643.32	530,750.31
UMTS	4,656,472.83	601,947.65	631,871.69	663,437.90

(1)	Value due after closing the analog service (MoviLine).

•	to contribute, if requested by the Commission for the Telecommunications Market, to the financing of the costs of “universal” telephone service, including for handicapped persons and in geographically remote areas;

•	to refrain from engaging in anti-competitive conduct;

•	to share infrastructure with other operators when there is a public or environmental interest involved;

•	to facilitate interconnection with analog or digital networks of other operators;

•	to offer effective access to our network and guarantee, when necessary, interoperability of services; and

•	to fulfill our commitments concerning, among other matters, network build-out and coverage, timely introduction of service, quality standards and new employment undertakings as set forth in our license applications.

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

We were also required to provide bank guarantees totaling €1,100 million to secure commitments assumed in our UMTS license application. Telefónica Móviles España commenced administrative proceedings to change the system of guarantees. This process was concluded through a statement issued by the Secretary of State for Telecommunications and for the Information Society on July 28, 2003, which released to Telefónica Móviles España, S.A. the guarantees in force at that date securing the commitments assumed under the UMTS license, after Telefónica Móviles España, S.A. had arranged, in the same month, a guarantee of €167.5 million with the Government Depositary, to secure compliance with the UMTS service commitments prior to launch of the UMTS and the commitments of the first year from the date of commercial launch, in accordance with the new system of guarantees.

In June 2002, we fulfilled the Spanish government’s requirements regarding initial roll-out of our UMTS network. We launched commercial services in February 2004.

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

The Spanish Government has agreed to our request and revoked our TETRA license in January 2004. We will be subject to penalties with the execution of the bank guarantees corresponding to the first two years of the business plan presented at the allocation process. Moreover, we will have to pay spectrum use fees corresponding to TETRA frequencies for the whole 2004 year. We have appealed such fees.

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

TME warranted the fulfillment of the obligations contained in its B2-GSM and B2 DCS1800 licenses with two deposits (24 million of euros and 12 millions of euros respectively). Due to the transformation of such licenses, TME was authorized to revoke those guarantees.

Furthermore, TME paid 160 million of euros for the concession of a B2 (DCS 1800) license. TME also paid 13 million of euros to cover the costs derived from the spectrum clearing required for the implementation and development of the system.

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

Since December 2003 the prior government authorization for specified fundamental corporate transactions affecting privatized companies imposed on the Telefónica Group since March 1995, known as the “golden share,” turned into a prior notification requirement with a veto faculty vested on the Spanish Government, applicable, among other Telefónica Group companies, upon Telefónica Móviles, S.A. and Telefónica Móviles España, S.A. The transactions requiring prior notification include, among others:

•	any transaction that would decrease Telefónica, S.A.’s interest in us or our interest in our Spanish operating company to less than 50%;

•	the sale, transfer or encumbrance of the material assets of Telefónica Móviles España;

•	the acquisition by a third party of 10% or more of our share capital except when the acquisition has a financial objective and does not have as a purpose to acquire our control or manage us; and

•	the substitution of Telefónica Móviles España corporate purpose that implies the suppression of the required activities to carry out telecommunications services.

This prior notification requirement is applicable until 2007. In addition, if a third party acquires 10% or more of our capital stock without prior notification, such third party will not have voting rights in respect of the shares acquired until the period in which the Government could veto this transactions has elapsed.

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

Rates

Wireless operators are generally free to fix customer rates for the provision of services under the General Telecommunications Law, except with respect to analog wireless services for which the Government Commission for Economic Affairs has prescribed maximum rates. In accordance with the General Telecommunications Law, the Government Commission for Economic Affairs may prescribe temporary fixed, maximum and minimum rates, or criteria for establishing rates, based on actual costs of the services rendered and the degree of competition in the market. The Government Commission for Economic Affairs has imposed rate regulations for analog wireless services. The Government Commission has not regulated rates of digital wireless services to date. The Ministry of Science and Technology was reviewing methods of promoting increased competition in the Spanish telecommunications market. The Ministry of Industry, Tourism and Commerce (which replaced the Ministry of Science and Technology in April 2004) may continue such review or make recommendations affecting the pricing of wireless services in Spain or other aspects of our business.

Interconnection

Spanish law requires public telecommunications networks to provide interconnection to other public telecommunications networks established in Spain, the terms of which must be specified in an interconnection agreement between the parties. Interconnection agreements are subject to Spanish government regulations, such as the Spanish Interconnection Decree of 1998, and to supervision and arbitration by the Commission for the Telecommunications Market. In March 2002, the European Union passed Directive 2002/19/EC (the Access and Interconnection Directive), which must be transposed by member states into their national laws by July 25, 2003. The Spanish government published the new General Telecommunications Law in November 2003, which comprises the principles of such Directive.

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

A VMO must inform the CMT of their contracts with other operators before offering services over their networks. A VMO does not have any coverage obligation nor the right to occupy public and private property or share infrastructure with other operators. The CMT has attributed two VMO licenses starting in 2002.

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

New Regulation of the Telecommunications Industry

On January 1, 2001, the Council of Ministers and the European Parliament approved legislation proposed by the European Commission aimed at consolidating the regulation of all communications networks and services. This legislation includes, among other provisions, harmonization directives relating to authorization, access, interconnection, universal service, user rights and data protection and a framework to ensure well-coordinated distribution of the radio spectrum. It also includes new regulations relating to access and interconnection that will result in increased regulation of our company’s activity. In addition, the Commission has issued new competition guidelines that will apply when charges of abuse of dominant market position are brought in antitrust cases. The concept of “significant market power” has been amended as outlined in “—Significant Market Power.” These laws must have been transposed to the national laws of each European Union member state by July 25, 2003.

Spain did not finalize the transposition until October 16, 2003, when Congress approved the new Telecommunications Law. The German Parliament has not yet agreed on a final version of the German Telecommunication Law while the Austrian Telecommunication Law was approved on August 20, 2003. In Italy, the Italian implementation of these guidelines was only published in the national bulletin in October 2003.

Although Switzerland does not belong to the European Union, it has decided to follow the European Commission guidelines. A new Telecommunications Law is being discussed but has not yet been approved. No date has been advanced for the final approval.

Legal Framework of European Operations

We hold UMTS licenses in some European countries. Most regulatory activities of our company in these countries are focused on achieving greater flexibility in the licenses’ obligations and in the spectrum rights management.

We hold the following licenses in Europe:

Telefónica Móviles’ licenses in Germany (Quam)

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

Under the UMTS license, Group 3G was allocated frequency packages of two paired, or two-way, 5 MHz channels and one unpaired, or one-way, 5 MHz channel. Group 3G can use these frequencies within the license territory, unless there is a need to coordinate with other users of the same or bordering frequencies. This license requires that we provide UMTS services to 25% of the population in Germany by December 31, 2003 and 50% of the population by December 31, 2005. If these obligations are not met, the license may be suspended, changed or revoked by German authorities.

Group 3G has also been awarded a class 3 license, which allows it to deploy proprietary telecommunications infrastructure.

Telefónica Móviles’ licenses in Italy (IPSE 2000)

The IPSE 2000 consortium, in which our company directly and indirectly holds 45.6%, has been awarded one out of five UMTS licenses in Italy for a payment of €3,269 million, of which our pro-rata share is €1,491 million. In accordance with the license terms and conditions, our pro-rata share will be paid by us in 10 annual installments through 2010.

Under this license, IPSE 2000 has been allocated frequency packages of two paired, or two-way, 15 MHz channels. In addition, license awardees which were not operating formerly in Italy received 5 MHz of additional spectrum which has been returned by IPSE 2000. This license has certain minimum coverage requirements with respect to regional and provincial capitals which require performance by 2004 and 2007, respectively. If these obligations are not met, the license may be suspended, changed or revoked by the Italian Authority. This license expires on December 31, 2022 and may be extended, subject to the submission of a request six months prior to the expiration, for additional twenty-year periods. As of December 31, 2003, the installments payable for the UMTS license amounted to €16,010 thousand and €826,331 thousand were payable for the additional 5 MHz of spectrum which was awarded to Ipse 2000, S.p.A. by the Italian Government and returned to the Italian Government. The return of the spectrum, however, is still being disputed between Ipse 2000, S.p.A. and the Italian Government.

Telefónica Móviles’ licenses in Switzerland (3G Mobile)

We have been awarded a UMTS license in Switzerland. Under this license, we will be allocated frequency packages of two paired, or two-way, 15 MHz channels and one unpaired, or one-way, 5 MHz channel within the designated frequency spectrum. By December 31, 2004 all UMTS operators in Switzerland have to cover 50% of the population. Until that time, we will be required to provide quarterly network reports to Swiss regulatory authorities. This license expires on December 31, 2016, and may be extended subject to the submission of a request to the Federal Communications Commission prior to December 31, 2014 for additional fifteen-year periods.

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

The chart below sets forth the ten wireless operating regions in Brazil and the wireless operators authorized to provide wireless communications services in such regions.

Region	Band A	Band B	Band C	Band D	Band E
Region 1	Vivo	América Móvil	None Assigned	TIM	License returned
Sao Paulo Metropolitan Area
Region 2			None Assigned		License returned
Sao Paulo State
Region 3 Rio de Janeiro State Espírito Santo State	Vivo	América Móvil	None Assigned	Oi	TIM
Region 4	Telemig Celular	TIM	None Assigned	Oi	License returned
Minas Gerais State
Region 5	TIM	Vivo	None Assigned	Brasil Telecom Celular	América Móvil
Paraná State
Santa Catarina State
Region 6 Rio Grande do Sul State	Vivo	América Móvil	None Assigned	TIM	Brasil Telecom Celular

Region 7	Vivo	América Móvil	None Assigned	TIM	Brasil Telecom Celular
Distrito Federal
Goiás State
Tocantins State
Mato Groso do Sul State
Rondônia State
Acre State
Region 8	Amazonia Celular	Vivo	None Assigned	Oi	TIM
Amazonas State
Amapá State
Pará State
Maranhao State
Roraima State

Region 9	Vivo	TIM	None Assigned	Oi	América Móvil
Bahia State
Sergipe State
Region 10	TIM	América Móvil	None Assigned	Oi	License returned
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

On March 21, 2003, a Presidential Order was enacted (Order 4635/2003) to create two new regulatory offices linked to the Ministry of Communications: the Office of Communication Services and the Office of Telecommunications. The Office of Communication Services will be in charge of regulating broadcasting services and the Office of Telecommunications will supervise ANATEL activities. This Order will restructure the institutions, competencies and functions of the Brazilian regulatory authorities.

Licenses and Concessions

On December 4, 2002, ANATEL authorized the contribution to Brasilcel, of the wireless assets in Brazil of both Portugal Telecom and Telefónica Móviles and allowed the migration of Brasilcel’s operators to a new licensing regime, Personal Mobile Service, or the SMP regime. Accordingly, Brasilcel’s operators replaced all their old licensing titles with new SMP authorization titles. The old licensing titles were concessions granted under the Cellular Mobile Service, or the SMC regime. The new SMP authorizations include the right of providing cellular services for an unlimited period of time but restrain the right of using the spectrum according to the schedules listed in the old licensing titles (Celular CRT until 2007, Telerj Celular until 2005, Telest Celular until 2008. Telebahia Celular and Telergipe Celular until 2008 and Telesp Celular until 2008). Spectrum rights may be renewed only once for a 15- year period.

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

Band A and Band B cellular service providers have the option of exchanging their existing SMC concessions for SMP authorizations. Indeed, all SMC’s operators changed their old licensing titles with new SMP authorization titles.

The main objectives of the new SMP regime are to facilitate both the consolidation of wireless operators and the convergence regulation.

SMP regulation has substituted the older SMC regime, or Cellular Mobile Service. Wireless operators must comply with the new SMP regulations after replacing their concession, with the following exceptions implemented during 2003.

•	Adjustment of the Services Plans,

•	Implementation of the Operator Selection Code. The end users must be able to select their preferred long distance operator for national calls (both inter and intrastate), even when they are on roaming, and

•	Use of prepaid cards for long distance calls through long distance operators.

In 2004: implementation of reverse billing service for pre-paid customers, both for local and long distance calls.

Furthermore, SMP will allow for a “Bill and Keep” interconnection scheme from June 30, 2005 onwards. Until that date, “Bill and Keep” schemes will be allowed only if the traffic in one direction is not greater than 55% of the total traffic.

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

Licenses and Concessions

In 1991, Telefónica del Perú’s government-owned predecessor, Compañía Peruana de Teléfonos S.A., was granted a license for the provision of wireless services in Lima and Callao. Entel Perú S.A. was granted a license in 1992 for the provision of wireless service nationwide. In 1995, Entel Perú was merged into Compañía Peruana de Teléfonos and the surviving entity changed its name to Telefónica del Perú. Each license is valid for a term of twenty years. They expire on May 24, 2011 and February 1, 2012, respectively. Each license may be renewed for additional twenty-year periods by filing an application at least two years prior to the expiration date. The renewal process is based on the fulfillment by Telefonica de Peru of certain terms and conditions.

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

The regulator has proposed a reduction of fixed to mobile tariffs over the course of 18 months starting in June 2004 as per the following chart. The regulatory authority has promised not to regulate such retail tariffs if the reduction takes place. The final ceiling from December 2005 will be 4.9 cents per second.

Schedule for fixed to mobile tariff reduction

Total reduction = (Current tariff) – (Final maximum tariff) = R

Period	Final maximum tariff ($/second)	% of reduction
July 2004 – December 2004	0.0067	10% R
January 2005 – June 2005	0.0061	30% R
July 2005 – December 2005	0.0049	60% R

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

Interconnection rates can be negotiated among wireless operators in Peru. Nevertheless, there is a maximum rate fixed by OSPITEL for termination rates of local calls. This rate is calculated by OSPITEL based on market information and projections.

Foreign Ownership/Restrictions on the Transfer of Ownership

Currently, in Peru, there are no special restrictions relating to foreign investment in wireless service providers.

Our licenses are subject to the following terms and conditions relating to transfer of ownership:

•	the license cannot be assigned without the Ministry’s prior consent; and

•	in case of transfer of shares representing more than 10% of the capital stock of the licensee, the parties shall have to inform such transfer to the Ministry.

Argentina

During 2003, under the supervision of the Telecommunications National Congress, different interested parties (companies, labor unions, consumer rights advocates, etc.) were discussing a new Telecommunications bill. Currently, a Redaction Commission is working in the final bill to be delivered to the Parliament.

Argentine Regulatory Authorities

The following regulatory authorities oversee the Argentine telecommunications industry:

•	The National Communications Commission supervises compliance with licenses and regulations, and approves changes to mandatory goal and service requirements; and

•	The Secretariat of Communications grants new licenses, regulates the bidding and selection processes for radio-spectrum authorizations, and approves the related bidding terms and conditions.

Licenses and Concessions

Telefónica Comunicaciones Personales S.A.’s licenses for the provision of wireless services include the following:

•	PCS licenses and corresponding authorizations for use of spectrum for each of Northern Argentina, Southern Argentina and Greater Buenos Aires;

•	Licenses and corresponding authorizations for use of spectrum for wireless telephone services for Greater Buenos Aires and Southern Argentina, respectively; and

•	Licenses for trunking, or closed user group, services for the greater Buenos Aires area and other provinces.

Licenses do not expire, but may be cancelled as the result of an operator’s failure to comply with the terms of its license.

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

A “calling party pays” billing system is being gradually implemented, which will increase our interconnection revenues.

Other Provisions

Under Argentine law, wireless telephone service providers have the right to enter calls into the networks of other telephone service providers at any point, and are allowed to interconnect directly with the other wireless telephone service operators. The Secretariat of Communications regulates the rates charged for interconnection between fixed-line and wireless systems and also between wireless systems. Nevertheless, Argentine law provides that interconnection agreements are to be freely negotiated between the relevant service providers, on a non-discriminatory basis, in order to ensure that interconnection for public telecommunications networks and services is not hindered, delayed or prevented.

On February 4, 2003, the government passed the Resolution 75/2003. In accordance with that Resolution, the fixed and mobile operators are enforced to implement dial operator selection within the 120 days following the enactment of the Resolution.

Although there are no substantive government restrictions on the ability to transfer interests in wireless operators, governmental authorization is required for transfers or changes of control. There are no significant restrictions on foreign ownership of telecommunications companies or the repatriation of earnings from such ownership.

On January 6, 2002, Law No. 25,561 on Public Emergency and Exchange System Reform (the “Economic Emergency Law”) was passed, amending the currency board that pegged, by law, the Argentine peso at parity with the U.S. dollar (the “Convertibility Law”). It was established a dual exchange rate whereby export and certain import transactions would be governed by a fixed, “official” exchange rate of Ps.1.40 to $1.00, while all other transactions would be governed by a floating rate to be set freely by the exchange market, with occasional intervention by the Central Bank of Argentina. The Argentine government has implemented a series of additional measures, among the most relevant of which are the following:

•	The conversion into pesos of U.S. dollar deposits in Argentine banks at the rate of Ps.1.40 = $1.00 and the conversion into pesos of all U.S. dollar-denominated debt obligations in Argentina as of January 6, 2002 at the rate of Ps.1.00 = $1.00. Deposits and debts converted into pesos are to be adjusted through a benchmark stabilization coefficient to be published by the Central Bank of Argentina and to be applied as of the date of publication of Decree No. 214/2002, plus minimum and maximum interest rates for deposits and obligations within the banking system, respectively.

•	The issuance of a bond by the Argentine government to compensate financial institutions for the shortfall resulting from the conversion of dollar deposits at a lower peso/U.S. dollar exchange rate than the exchange rate applied to U.S. dollar-denominated debt obligations.

•	The conversion into pesos of all private U.S. dollar-denominated debt obligations as of January 6, 2002 at a Ps.1.00 = $1.00 exchange rate and subsequent adjustment through the benchmark stabilization coefficient described above, plus an equitable readjustment in certain cases.

•	The conversion into pesos of public service rates which were originally agreed upon in U.S. dollars at a Ps.1.00 = $1.00 exchange rate and subsequent renegotiation of these public service rates on a case-by-case basis. Such renegotiation is to be conditioned by such factors as the impact of rate competitiveness on income distribution and economic growth, service quality and related investment plans, users’ interests, and the profitability of the companies affected.

•	Since February 2002, the approval of the Central Bank of Argentina is required, for a 90-day period commencing on February 11, 2002, for transfers of funds outside Argentina by, among others, private companies, when such transfers relate to debt principal repayments, except for certain exceptions, cancellation of forwards or other financial derivatives, or to distributions of income or dividends.

•	The suspension for two years, or until the executive branch determines that the financial emergency has ended, of the law guaranteeing free disposal of bank deposits by account holders.

On December 12, 2003, the Parliament delayed until December 31, 2004 the Public Emergency in social, economic, administrative, financial and exchanging affairs.

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

Licenses and concessions

In Mexico, the authorization to provide mobile telephony services is granted through a concession. Telefonica Moviles’s mexican wireless operating companies have been granted the following concessions to operate mobile telephony services on Band A:

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

Currently, only one Band A and one Band B service provider may provide mobile telephony services in each region. Each concession is granted for a period of twenty years, and may be renewed for additional twenty-year periods, subject to the fulfillment by the operator of certain terms and conditions. The concessions to provide mobile telephony services awarded to the above operating companies each expire in 2010.

In July 2001, we acquired, through Cedetel, a 49% interest in Grupo de Telecomunicaciones Mexicanas, S.A. de C.V., which holds a concession to provide radio link in the 7 GHz band. This concession expires in 2019, and may be renewed for additional twenty-year periods.

On April 26, 2002, we signed definitive agreements to purchase 65% of Pegaso. In 1998, Pegaso was awarded licenses to provide personal communication services until 2018. This license may be extended for additional twenty-year periods, subject to the fulfillment by the operator of certain terms and conditions.

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

Interconnection

Mexican telecommunications law obligates all telecommunications network concessionaires to execute interconnection agreements when requested by other concessionaires. As a result, interconnection agreements include the following:

•	that the interconnection points of each network be identified;

•	that access be provided in a non-discriminatory manner;

•	that no volume discounts on interconnection fees are to be provided;

•	that reciprocity with regard to interconnection fees and conditions be agreed upon between service providers of similar capacities or functions;

•	that the providers accomplish interconnections at any switching points or other points which are technically feasible, with adequate capacity and quality; and

•	that, if requested, a provider will measure and price the services rendered to its subscribers by other provider(s), as well as providing any information necessary to bill and collect the same.

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

Other Provisions

On December 31, 2003, an edict removed the especial tax on Telecommunications services. Therefore, since that date, mobile services, among others, are not burdened by that tax any more.

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

Licenses and Concessions

Concessions for the provision of telecommunications services are granted for a thirty-year period. The concession may be renewed for successive thirty-year periods. Telefónica El Salvador holds a concession to provide public telephone service, including wireless services throughout El Salvador until January 1, 2028.

Concessions for use of spectrum are granted for terms of twenty years and may be renewed for additional twenty-year periods. Telefónica Móviles el Salvador holds the following concession for use of spectrum:

•	Concession to use 25 MHZ of spectrum in the 800 MHz B band; and

•	Concession to use the following frequencies for multi-channel connections, including the delivery of wireless services: 5 GHZ, 11 GHz; and 23 GHz.

A concession may be revoked only when a concession holder: a) Does not supply telecommunications services within tow years after the concession has been granted; b) if commits three serious infractions, as described in the Law, within a lapse of three years. . Concessions may be canceled upon the expiration of the concession term, however, filing a new application with the General Superintendency of Electricity and Telecommunications may result in the renewal, revocation or expiration of the concessions, depending on the fulfillment of certain terms and conditions.

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

Use of Spectrum

In Guatemala, a telecommunications services provider does not require a governmental concession to provide such services, but does require an authorization to use the spectrum. These authorizations are called “titles,” Telefónica Centroamériça Guatemala, S.A. holds titles, obtained in a public auction in March 1999, to use two 15 MHz channels in the 1900 MHz band for the provision of wireless services until 2014. Titles are granted for a fifteen-year term and may be renewed for subsequent fifteen-year terms at the request of the holder. The renewal process is based on the fulfillment by the operator of certain terms and conditions.

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

Wireless service providers in Guatemala must pay an annual administrative fee of approximately $0.13 to the Telecommunications Registry of Superintendency of Telecommunications for each telephone number assigned to a wireless provider.

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

Chile

Telefónica Móvil holds the following licenses:

•	Concession for the provision of wireless telecommunications services in the 800 MHz band:

•	For Metropolitan Region and Region V, the concession is granted for a thirty-year period from November 11, 1998, and may be renewed for successive thirty-year periods at the request of the holder.

•	For Regions I to IV and for Regions VI to XII, the concession is granted for a thirty-year period from August 3, 1989, and may be renewed for successive thirty-year periods at the request of the holder.

•	Concession for the provision of wireless telecommunications services in the 1900 MHz band:

•	For the provision of wireless service nationwide in 1885-1890 MHz and 1965-1970 MHz band; and in 1865-1870 MHz and 1945-1950 MHz band. The concession is granted for a thirty-year period from November 16, 2002, and may be renewed for successive thirty-year periods at the request of the holder.

Puerto Rico

Regulatory Authorities

The wireless communications sector in Puerto Rico is regulated by two regulatory authorities:

•	The U.S. Federal Communications Commission, or FCC, regulates interstate service in the United States (including Puerto Rico) as well as rates and entry regulations for service providers; and

•	The Puerto Rican Telecommunications Regulatory Board regulates areas of the telecommunications sector in Puerto Rico not regulated by the FCC.

Wireless service providers in Puerto Rico must obtain licenses from the FCC and are required to register with the Telecommunications Regulatory Board.

Licenses and Concessions

NewComm Wireless operates under two PCS licenses. The PCS licenses consist of two C-block 15 MHz license in the San Juan and Mayaguez-Aguadilla-Ponce areas of Puerto Rico. PCS licenses do not expire, but may be canceled as the result of an operator’s failure to comply with the terms of its license.

Among other things, PCS license holders must satisfy coverage requirements and make required contributions to U.S. federal programs.

The FCC established that the CPP is not mandatory and that the service providers are entitled to decide which kind of billing system to offer to their customers.

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

In December 2003, the government initiated the review of the Telecommunications Law, enacting another Law (Law 55/01) currently under Ministerial scrutiny. The new law established the reduction of the contribution to the Universal Service (from 6% of gross revenues to 2% of revenues after interconnection payments). The current penalty regime is also modified, enabling the imposition of fines.

The privatization of the Morocco-owned telecommunications service provider, Itissalat Al Maghrib, began in December 2000. In December 2001, the provision of international communications services was liberalized.

Moroccan Regulatory Authorities

The National Agency for Telecommunications Regulation, or the ANRT, is responsible for regulation of the telecommunications industry in Morocco.

Licenses and Concessions

In July 1999, Medi Telecom was awarded a GSM license in the 900 MHz band to provide wireless services. This license allows Medi Telecom to provide wireless services and to use the spectrum and covers all Morocco. The license is valid for a period of 15 years from August 2, 1999 and may be renewed for one five-year period, subject to the fulfillment by the operator of certain terms and conditions.

Wireless service providers are required to pay a total of 7% of their revenues to the ANRT as a tax to be used for the development of universal service, research and development, and other national development projects. In addition, wireless service providers are assessed a tax for usage of the spectrum, the rate of which is determined yearly. In 2002, the ANRT issued a fixed telephone license but no one applied for it.

Medi Telecom adopted the technical measures required to manage the 100% of its customers’ international traffic since August 1, 2003. This decision has been impugned by Itissalat Al-Maghrib.

Rates

Morocco does not regulate the rates that wireless service providers may charge their customers. However, the rates that are set by providers must be communicated to the ANRT thirty days before their effectiveness.

Interconnection

In February 1999, the Law on Telecommunications was enacted, granting every licensed wireless operator of a public telecommunications network the right and the obligation to interconnect their networks, and setting forth the technical, administrative and financial conditions that must be specified in interconnection agreements. In addition, operators with more than 20% of the wireless market must publish a standard interconnection agreement, or reference interconnection offer, that must be approved by the ANRT. In 2002, the ANRT presented a Reference Interconnection Offer (RIO) for Maroc Telecom. Medi Telecom rejected the project because it imposed abusive conditions on Medi Telecom in favor of Maroc Telecom. The ANRT stopped the process and kept in use the 1998 RIO. The regulator proposed a new decision project in January 2003. In February 2004, the regulator established new interconnection tariffs for the fixed operator.

The ANRT has planned to define the significant markets and the criteria to analyze during 2003 which operators have significant market power. During 2003 the discussions between the regulator and the operators have been mainly focused on the definition of the interconnection cost model. This model will determine the accounting to be implemented by the operators.

The ANRT has mandated that interconnection fees be calculated on a per second basis. Medi Telecom has appealed this decision.

Foreign Ownership/Restrictions on Transfer and Change in Ownership

There are no restrictions on foreign ownership of wireless providers in Morocco.

Medi Telecom’s license requires prior written notice to the ANRT of any change in the shareholder structure of Telefónica Móviles or Portugal Telecom International. In addition, any change of 5% or greater in shareholder participation in Medi Telecom during the first five years from the grant of the license must also be approved by the ANRT.

Morocco does not impose any restrictions on foreign exchange or dividend payments, except that a company which seeks to remove funds from the country must submit a notification to and receive authorization to do so from the National Exchange Office.

C.    ORGANIZATIONAL STRUCTURE

See “History and Development of the Company—Background of Our Company—Overview.”

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

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.    OPERATING RESULTS

The following discussion should be read in conjunction with the consolidated and combined financial statements included in this annual report. These financial statements have been prepared in accordance with Spanish GAAP, which differs in significant respects from U.S. GAAP. For a discussion of these differences and a reconciliation of net income and shareholders’ equity from Spanish GAAP to U.S. GAAP, see note 20 to the consolidated and combined financial statements. The following discussion is based on the consolidated and combined results of operations and financial condition of our company, unless otherwise specified or indicated.

Overview

We are a leading provider of wireless communications services in Spain and Latin America and, according to our estimates, we are the fifth largest global provider of wireless communication services based upon managed customers at December 31, 2003. Managed customers include all our customers from all operators in which we hold an economic participation (including TCO for 2003) and the customers from our managed operations in Chile and Puerto Rico. We offer a broad range of wireless services, including voice services, enhanced calling features, international roaming, wireless internet and data services, wireless intranets and other corporate services.

At December 31, 2003, we provided wireless services through our operating companies and joint ventures, including Brasilcel N.V., our joint venture with Portugal Telecom in Brazil, to approximately 52 million managed customers in territories with a population of approximately 408 million. We have operations in Spain, Mexico, Peru, El Salvador, Guatemala and Argentina, and through our joint ventures with Portugal Telecom, we also provide wireless communication services in Brazil and Morocco. In addition, we manage operations in Puerto Rico and, on behalf of Telefónica S.A., our controlling shareholder, its wireless operation in Chile.

Non-GAAP Financial Information

Operating income before depreciation and amortization is calculated by excluding depreciation and amortization expenses from our operating income in order to eliminate the impact of general long-term capital investments that cannot be significantly influenced by our management on a short-term basis. Our management believes that operating income before depreciation and amortization is meaningful for investors because it provides an analysis of our operating results and our segement profitability using the same measure used by our chief operating decision makers. To facilitate the analysis of our operations, this indicator excludes depreciation and amortization expenses from operating profit in order to eliminate the impact of general long term capital investment. Operating income before depreciation and amortization also allows us to compare our results with other companies in the telecommunications sector without considering their asset structure. We use operating income before depreciation and amortization to track our business evolution and establish operational and strategic targets. Operating income before depreciation and amortization is also a measure commonly reported and widely used by analysts, investors and other interested parties in the telecommunications industry.

Although we are presenting this measure to enhance the understanding of our historical operating performance, operating income before depreciation and amortization should not be considered an alternative to operating income as an indicator of our operating performance, or an alternative to cash flows from operating activities as a measure of our liquidity. Operating income before depreciation and amortization is not a measure of financial performance under Spanish GAAP or U.S. GAAP and may not be comparable to other similarly titled measures for other companies.

For illustrative purposes, the following table provides a reconciliation of operating income before depreciation and amortization to operating income for the Telefónica Móviles for the periods indicated.

	Year ended December 31,
	2001	2002	2003
	(in millions of euro)
Operating income before depreciation and amortization	3,333,689	3,735,870	4,462,884
Depreciation and amortization expense	(1,258,159)	(1,316,406)	(1,420,648)

Consolidated Operating Income	2,075,530	2,419,464	3,042,236

Year ended December 31, 2003

	Spain	Latin America	Others	TOTAL
Operating income before depreciation and amortization	3,939	582	(58)	4,463
Depreciation and amortization expense	707	676	37	1,421

Consolidated Operating Income	3,232	(94)	(96)	3,042

Year ended December 31, 2002

	Spain	Latin America	Others	TOTAL
Operating Income before depreciation and amortization	3,461	593	(318)	3,736
Depreciation and amortization expenses	684	515	118	1,316

Operating income	2,777	78	(435)	2,419

Year ended December 31, 2001

	Spain	Latin America	Others	TOTAL
Operating Income before depreciation and amortization	2,803	684	(153)	3,334
Depreciation and amortization expenses	655	537	66	1,258

Operating income	2,148	147	(219)	2,076

Basis of Presentation

Our financial statements included in this annual report are consolidated for the year ended and at December 31, 2003 and combined for the years ended and at December 31, 2002 and 2001. The combined financial statements have been prepared as if our company had been in existence at all dates and during all the periods presented and include the accounts of the operating companies and interests and investments in other wireless companies contributed to us by Telefónica, S.A. prior to December 31, 2002. Because some of these wireless operations were historically held through Telefónica, S.A. holding companies, such as Telefónica Internacional, S.A. or Telefónica Intercontinental, S.A., the assets, liabilities, revenues, costs and cash flows relating solely to the wireless operations of these companies have been “carved-out” from the accounts of these companies.

For our operations for which it was necessary to prepare carve-out financial statements, we have, whenever possible, specifically identified amounts applicable to the wireless operations. To the extent that specific identification was not possible, other allocation methods were employed and applied on a consistent basis as described in Note 2(b) to the consolidated and combined financial statements.

The consolidated and combined financial statements may not necessarily reflect our results of operations, financial condition and cash flows in the future or what our results of operations, financial condition and cash flows would have been had we been operated during all the periods covered by these combined financial statements as a separate, stand-alone, integrated wireless group rather than as separate companies or parts of integrated telecommunications companies within the Telefónica Group.

The consolidated and combined financial statements reflect, in particular, historical accounts of our wireless operations in Spain, Brazil, El Salvador, Guatemala, carved-out and combined accounts of our holding companies for investments outside of Spain and carved-out and equity method reported accounts of our wireless operators in Morocco. The combined financial statements also include the accounts of Telefónica Móviles Mexico, including, as of July 1, 2001, the accounts of our Northern Mexico operators acquired in 2001, and as of September 2002, Pegaso’s operations. In addition, as of January 1, 2002, our combined financial statements include Tele Leste Celular on a fully consolidated basis and our wireless operations in Argentina and Peru as of October 1, 2000 and January 1, 2001, respectively, the effective dates for accounting purposes of the transfer of these operations to us.

The mobile operators managed by Telefónica Móviles in Chile and Puerto Rico are not included in our consolidated and combined financial statements.

The following table presents, for the periods indicated, the principal companies that are included in our consolidated and combined financial statements and the methods of consolidation used in preparing these financial statements. Companies identified in any period as “consolidated” are those included in our financial statements by the global integration method, which requires each line item of those companies’ results to be integrated into each line item of our statement of operations. Companies identified in any period as “proportional” means our share of the assets, liabilities, income and expenses in the joint venture are combined on a line-by-line basis with similar items in our financial statements, or reported as a separate line item in our financial statements. Companies identified in any period as “equity” means the results of these companies are only reflected in our consolidated and combined statement of operations under “Income (losses) of associated companies.” Investments in companies identified in any period as “cost method” are generally not reflected in our consolidated and combined statement of operations unless there is a financial loss.

Year ended December 31,
Company	2001	2002	2003
Telefónica Móviles España, S.A.	consolidated	consolidated	consolidated
Brasilcel(1)	—	proportional	proportional
Telefónica Móviles El Salvador, S.A. de C.V.	consolidated	consolidated	consolidated
Telefónica Centroamérica Guatemala, S.A.	consolidated	consolidated	consolidated
Group 3G UMTS Holding GmbH (Germany)	consolidated	consolidated	consolidated
IPSE 2000, S.p.A. (Italy)	equity(2)	equity	equity
3G Mobile Telecommunications GmbH (Austria)(3)	consolidated	consolidated	—
3G Mobile AG (Switzerland)	consolidated	consolidated	consolidated
Telefónica Móviles S.A.C. (Peru)	consolidated	consolidated	consolidated
Telefónica Comunicaciones Personales, S.A. (Argentina)	consolidated	consolidated	consolidated
Telefónica Móviles Mexico(4)	—	consolidated	consolidated
Medi Telecom, S.A. (Morocco)	equity	equity	equity
TM Interacciona	consolidated(5)	consolidated	consolidated

(1)	Joint venture with Portugal Telecom that includes 100% of the assets of the Brazilian mobile companies transferred by us (Tele Sudeste Celular, Celular CRT, Tele Leste Celular and Telesp Celular) and Portugal Telecom (Telesp Celular and Global Telecom). Tele Sudeste Celular and Celular CRT were fully consolidated as of December 31, 2000, and December 31, 2001, respectively, and Tele Leste Celular was included in the combined financial statements in these periods under the equity method. Brasilcel’s balance sheet was proportionally consolidated in our consolidated financial statements as of December 31, 2003 and combined financial statements as of December 31, 2002 and the results for the whole year of Tele Leste Celular, Tele Sudeste Celular, Telesp Celular and Celular CRT were fully consolidated in the combined statement of operations in these periods until this transfer was made to Brasilcel on December 27, 2002.
(2)	Consolidated through September 30, 2001.
(3)	After the disposal of 3G Mobile Telecommunications GmbH to Mobilkom Austria with effect from December 2003, this company is not included within our scope of consolidation.

(4)	Telefónica Móviles Mexico, after receiving the contribution of the Northern Mexico subsidiaries (Norcel, Bajacel, Movitel and Cedetel) and Pegaso PCS by Telefónica Móviles and the Burillo Group, consolidates as of September 2002 the Northern Mexico subsidiaries and Pegaso PCS. The Northern Mexico subsidiaries were already consolidated as of July 1, 2001.
(5)	Consolidated as of October 2001.

Events Affecting Comparability of Historical and Future Results of Operations and Financial Condition

The global telecommunications industry is undergoing extensive and rapid change. The wireless communications sector, in particular, is in the process of transformation due to general deregulation, licensing of additional spectrum, development of a broad range of wireless services and products, technological advances in handsets and networks, and the consolidation of wireless operators on a cross-border basis. In order to enhance our position as one of the leading global wireless operators and to achieve superior growth and profitability in our industry, we have taken a series of strategic initiatives during 2001, 2002 and 2003 that affect the comparability of our results of operations and financial condition. As a result of these strategic initiatives, our financial condition and results of operations at and for the years ended December 31, 2002 and 2003 may not be comparable with our financial condition and results of operations at and for prior or future periods.

Acquisition of UMTS Licenses in Spain, Germany, Italy, Austria and Switzerland

In 2000 we, directly or through consortiums with other international and local partners, were awarded with UMTS licenses in Spain, Germany, Italy, Austria and Switzerland. Most of these licenses were awarded in the second half of the year 2000. At the end of 2001 and in the beginning of 2002, although UMTS technology was not commercially available, the prevailing conditions in these markets and the specific business plans for the development of these businesses allowed us to anticipate the recoverability of our investments already made and those we planned for the future. Therefore during the preparation of the year ended 2001 financial statements, we compared the book value of the licenses to the financial projections included in the business plan and considered that we could recover the investments that we had made up to that time.

Nevertheless, as our plans were based on assumptions and variances that could arise in the future and we periodically updated them to make any appropriate value adjustments, changes occurred in 2002 that caused us to review our European strategy and to commission independent experts to assess our business plans for our UMTS operations in Germany, Italy, Austria and Switzerland.

Under US GAAP, according to SFAS 144, a long-lived asset (asset group) shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. In the case of our investments in Germany, Austria and Switzerland, which are fully consolidated under Spanish and US GAAP, an impairment loss was recognized in 2002 based on the comparison between the carrying amount of each of the licenses and their respective fair values. Under US GAAP, these licenses were also considered not recoverable because according to SFAS 144, their carrying value exceeded the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the licenses. These assessments were based on the carrying amount of the licenses at the date that they were tested for recoverability. The impairment loss was measured as the amount by which the carrying amount of each of the licenses exceeded its respective fair values.

With respect to Italy, we account for this investment under the equity method under Spanish GAAP and US GAAP.

General UMTS market conditions

During the first half of 2002, there were significant changes in the marketplace from a competitive, technological, financial and regulatory perspective. These changes caused us to review our European strategy and to commission independent experts to assess our business plans for our UMTS operations in Germany, Italy, Austria and Switzerland. The following is a summary of these changes:

•	From a publication in June 2002 from the European Commission on 3G technology, it became apparent that it was highly unlikely that there would be any significant changes relaxing the conditions regarding UMTS licenses from regulators across Europe in light of the evolving market conditions.

•	There was a steady delay in commercially viable UMTS technology which did not foster a rapid and large-scale build out of 3G networks by mobile operators. This was due in part to the delay in the technological development of UMTS from suppliers, as well as the uncertain competitive capabilities of UMTS vis-á-vis existing technologies, especially in its early phases. As a result, operators would focus the build out of their networks on the main metropolitan areas of each country. This resulted in network sharing agreements losing efficiency as operators built their 3G networks in the same areas to comply with the license requirements and to fulfill their commercial needs. The significant cost savings derived from network sharing agreements were eliminated and increased the financial resources required by all operators to deploy their networks.

•	The delay in commercial viability was also due to a delay in the availability of UMTS handsets. The availability of UMTS handsets was limited to a small number of prototype models with technical problems that made commercial distribution difficult. Problems with network equipment hardware and software also limited the viability of network coverage.

•	The demand for 3G services was revised downwards as a result of lower demand for data services and the ongoing delay in the availability of a stable and competitive UMTS technology. The demand for data services was hampered in part by the conflicts between suppliers and software and application developers, which slowed the adoption of devices that could be operated across platforms.

The general delay in the introduction of a commercially viable UMTS technology allowed incumbent operators to make a much smoother “migration” to the UMTS technology, which made it more difficult for new operators to enter established markets. This delay also caused the major European markets to approach saturation. This reduced the potential for new entrants to capture lower value clients or those clients that had not already been retained by existing operators, even for those using proven GSM technologies.

Notwithstanding this delay, we believe that UMTS technology is still valid, but in an environment of reduced number of operators per country. The difficulty faced by new operators entering mature markets emphasizes the importance of a minimum market share in order to absorb cost pressures and achieve the required returns in an environment of lower revenues per user than previously estimated.

Our UMTS operations

We developed and implemented various initiatives directed at improving our business plans in the countries in which we were awarded UMTS licenses. These included, for example, roaming and network sharing agreements, non-recourse vendor financing and various commercial agreements. We also analyzed other strategic alternatives such as consolidation with other operators. Ultimately, we decided none of these alternatives were viable. As a result, we adopted the most appropriate decisions for each country as a function of the prevailing conditions in each market.

Germany.    On the basis of the roaming and infrastructure sharing agreements with another German operator, Group 3G started operations as a GSM/GPRS virtual mobile operator, or VMO, at the end of 2001. GPRS, or general packet radio service, is the natural evolution of GSM towards 3G, allowing wireless voice and higher-speed data transmission. A VMO, or a virtual mobile operator, is a mobile operator that does not own a network and instead buys mobile minutes wholesale from those network operators with physical networks and sells them to its clients. Subsequently, and once the actual operational and financial results for two quarters of commercial operations as a 2/2.5G VMO in Germany became available, we realized that the results of Group 3G since the launch of commercial activity up to July 2002 showed significant divergences with regards to its original targets. Such deviations materially impacted the expected profitability of the business in the context of a significant slowdown in the growth of the wireless market in Germany. The number of subscribers was forecasted to grow at less than one percent in the first half of 2002. As a consequence, and after an in depth assessment of the expected evolution of these parameters with an independent third party report, it was concluded that continuing our operations in Germany would not generate value for Group 3G’s shareholders. Therefore, we and Sonera, a 42.8% shareholder in Group 3G, decided to halt all commercial operations in Germany.

Italy.    After taking into consideration market conditions and given the differences in the regulatory environment in Italy, both with regard to compliance with coverage requirements included in the license and flexibility shown by the regulators, and the shareholder structure of IPSE 2000, in 2002 the shareholders of IPSE 2000 decided to postpone the launch of commercial operations and restructure the company.

Austria and Switzerland.    In Austria and Switzerland, no relevant commercial agreements had been signed as of June 2002, including 2G roaming agreements, network sharing agreements and vendor financing; consequently the activities of our operations were substantially reduced. These circumstances together with our experience in Germany caused us to update the business plans for both these countries.

Based on the assessments obtained from independent experts, and taking into account that in Germany, Austria and Switzerland the coverage requirements in the licenses might come into force earlier than in Italy, and to ensure that its investments were correctly valued at all times, we decided to fully write down the book value of our investments in Germany, Austria and Switzerland.

The impact on the fixed assets as a result of the above-mentioned write-downs are as follows:

		Attributed to:
Balance Sheet	Total	Germany	Austria	Switzerland
	(thousands of euros)
Book value before write-downs:
Intangible assets (mainly licenses)	9,285,756	9,118,935	128,963	37,858
Property, plant and equipment	87,559	60,943	6,428	20,188
Impairments:
Intangible assets (mainly licenses)	(9,285,756)	(9,118,935)	(128,963)	(37,858)
Property, plant and equipment	(84,296)	(57,843)	(6,364)	(20,089)
Book value after write-downs:
Intangible assets (mainly licenses)	0	0	0	0
Property, plant and equipment	3,263	3,100	64	99

With respect to our investment in Italy, our license terms and conditions made it possible to implement business plans with lower investments than in the other countries and the assignment of the right to use the spectrum was envisaged. Accordingly, we estimated the value of the UMTS license of IPSE 2000, S.p.A. at €300 million, €136 million of which represents our investment in IPSE 2000.

Accordingly, at December 31, 2002, a net loss of €5,049.8 million was recorded in our combined financial statements associated with the write-down of assets and the restructuring of operations in these four countries.

Telefónica Móviles España.    Currently, Telefónica Moviles only provides UMTS services in Spain through Telefónica Móviles España. On February 13, 2004, Telefónica Móviles España began offering to its corporate customers “Oficin@ Movistar UMTS”. This service was extended to all Telefónica Móviles España customers in Madrid and Barcelona on May 24, 2004, and gradually extended to the rest of Spain. In addition, on May 24, 2004, Telefónica Móviles España launched the first UMTS video services in the Spanish market. We believe that any large-scale launch of UMTS technology, will ultimately be determined by the availability of UMTS compatible handsets that are small, reasonably priced, and have adequate battery life.

In the case of Telefónica Móviles España, the value of the UMTS assets on its balance sheet is not significant. It was awarded a license to provide UMTS services for €131 million and, as of December 31, 2003, had a customer base of approximately 19.7 million customers. The time required for us to recover the value of our investments is significantly shorter and the impact of the delay in the introduction of a commercially viable UMTS technology in its revenue generation is much lower and differs substantially from those of start-up operations in other European countries.

Other markets.    Considering the low level of maturity of the wireless industry in Latin America and Morocco and the adequacy of current technologies for servicing the communication needs of customers in the countries of these regions, we do not have UMTS technology neither expect to introduce UMTS services in these other markets in the short term.”

Acquisition of Wireless Operations in Peru and Argentina

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

Following the spin-off by Telefónica de Argentina S.A. and similar share exchanges with other members of the Telefónica Group, we hold a 97.93% interest in Telefónica Comunicaciones Personales S.A., our wireless operator in Argentina. Telefónica Comunicaciones Personales S.A. has been consolidated in our results of operations and balance sheet since January 1, 2001. Because the effective date of its transfer to us for accounting purposes was September 30, 2000, its earnings for the period from October 1, 2000 to December 31, 2000 were recorded under the “Extraordinary income (expense)” line item of our combined income statement. The amount of its net losses was not material to our results of operations.

Our wireless operations in Peru and Argentina together represented approximately 5% of our combined net revenues from operations for 2002 and 2003. The acquisition of these operations has significantly broadened the scope of our Latin American coverage and operations and enhanced our ability to realize synergies in the region.

Acquisition of Mexican Wireless Operators

In July 2001, we acquired from Telefónica, S.A. four wireless operators in Northern Mexico (Bajacel, Movitel, Norcel and Cedetel) that it had acquired from Motorola, Inc. in June 2001. Telefónica, S.A. acquired such operators in exchange for an aggregate of $1,835.5 million in shares of Telefónica, S.A. and $10.5 million in cash. Telefónica, S.A. transferred the wireless operators to us in exchange for our ordinary shares of equivalent value, based on our initial public offering price. Accordingly, we transferred approximately 203 million ordinary shares to Telefónica, S.A. These companies have been consolidated in our results of operations and balance sheets as of July 1, 2001.

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

On September 10, 2002, having obtained authorization from the relevant Mexican authorities, we acquired a 65.23% holding in Pegaso for €92.9 million. In accordance with our agreement with the Burillo Group, on September 10, 2002 we contributed our interests in Pegaso and our other Mexican operators (Bajacel, Movitel, Norcel and Cedetel) to Telefónica Móviles Mexico. On the same date the Burillo Group contributed its wireless interests to Telefónica Móviles Mexico. We hold a 92% interest in Telefónica Móviles Mexico and the Burillo Group owns the remaining 8%. For further information, see Note 2 to our consolidated and combined financial statements.

As a result of the consolidation of the four Northern Mexico operators and Pegaso PCS into Telefónica Móviles Mexico in the final quarter of 2002, the financial statements of Telefónica Móviles Mexico were combined, showing consolidated results that incorporate the corresponding offsets for relationships between operators. Previously, the financial statements of our four Northern Mexican operators had included aggregate results, without reflecting adjustments made for existing operations between such companies, which primarily affected the operating revenue figures. To facilitate a consistent comparison with previous periods, the figures for fiscal years 2001 and 2002, from the first quarter of each year, have been presented by applying the same criteria, i.e., presenting the results for the Mexican operators net of intra-group offsets.

Increase in Ownership Interest in Tele Sudeste Celular and Tele Leste Celular

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

Joint Venture with Portugal Telecom

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

Acquisition of TCO

For information on the terms of the acquisition of TCO, please see “Item 4.B Business Overview—Public Takeover Offers.”

The value of the contribution to Brasilcel of the wireless assets owned by Telefónica Móviles, S.A. was €1,898 million. Brasilcel’s balance sheet was proportionally consolidated in the combined financial statements and the results for the whole year of Tele Sudeste, Tele Leste Celular and Celular CRT were fully consolidated in the combined statement of operations until December 27, 2002, when this transfer was made. The fiscal 2003 income statement reflects Brasilcel’s inclusion in the Group’s consolidation structure as of January 1.

Allocation of Additional Telefónica Group Assets and Debt to Our Company.     Prior to our global initial public offering in November 2000, the Telefónica Group completed a series of adjustments to our capital structure as part of a broader reorganization of the Telefónica Group along global business lines and, in particular, with the objective of providing our company with a strong initial capital base. These adjustments included the payment of a €800 million dividend by Telefónica Móviles España, S.A. to Telefónica, S.A., which occurred prior to the transfer of this company to us, and a new loan of €800 million by Telefónica, S.A. to us. In addition, Telefónica, S.A. allocated an additional €875 million principal amount of outstanding Telefónica Group debt to us. At the same time, Telefónica, S.A. did not allocate to us approximately €1,497 million principal amount of debt. All of these transactions are reflected in the combined balance sheet at December 31, 2001, 2002 and 2003.

Argentina

Background.     In 2002, Argentina’s economy was in its fourth straight year of recession. In January 2002, the Argentine government removed the peg of the Argentine peso to the U.S. dollar, resulting in a significant devaluation of the peso against the U.S. dollar. As of December 31, 2002, the Argentine peso/U.S. dollar exchange rate was $1.00 = 3.37 pesos and the Argentine peso/euro exchange rate was €1.00 = 3.53 pesos.

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

Impact on Telefónica Móviles.    In view of our operations in Argentina, we have been affected by the economic situation in Argentina. As of December 31, 2003 and 2002, our exposure from our various Argentine companies amounted to €116 million and €122 million, respectively, including the asset value assignable to those holdings and the internal financing provided.

As of December 31, 2001, there was no explicit Argentine peso/euro exchange rate that could be taken as representative. Also, pursuant to an executive decision, in early 2002 the Argentine peso was devalued with respect to the euro, an event to which the market reacted subsequently. In accordance with Spanish accounting regulations relating to the devaluation in Argentina we used in the preparation of our combined financial statements peso/euro and peso/U.S. dollar exchange rates of €1.00 = 1.5149 pesos and $1.00 = 1.70 pesos at year-end as the initial representative exchange rates prevailing in the market after December 31, 2001, following the aforementioned devaluation. For further information see note 2 to our consolidated and combined financial statements.

At year-end 2002, with the normal currency exchange market re-established, the Argentine peso/U.S. dollar exchange rate was $1.00 = 3.37 pesos and the Argentine peso/euro exchange rate was €1.00 = 3.53 pesos. These exchange rates were used to include in our combined financial statements the assets and liabilities of the Argentine subsidiaries and associated companies and to assess the status of their assets as regards their solvency, the value of their investments, their viability, the recoverability of goodwill, etc.

In accordance with the foregoing, our consolidated and combined financial statements reflect a positive impact on consolidated earnings of €6 million in 2003 and an adverse impact of €37 million in 2002, and accumulated negative amounts under the caption “Translation Differences” in our consolidated and combined financial statements of €307 million and €394 million in 2003 and 2002, respectively.

In January 2003, Telefónica Comunicaciones Personales, S.A., our subsidiary in Argentina, signed definitive debt refinancing agreements with its main creditors extending the maturities of its debt obligations and obtaining better terms for its financing.

Critical Accounting Policies under Spanish GAAP

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated and combined financial statements, which have been prepared in accordance with accounting principles generally accepted in Spain. Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie preparation of the financial statements. We base our estimates on historical experience and on various other assumptions, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing our consolidated and combined financial statements. We believe the following critical accounting policies involve the most significant judgments and estimates used in the preparation of our consolidated and combined financial statements.

For further explanations, see note 4 to our consolidated and combined financial statements.

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

In the business combination made in Mexico in the last quarter of 2002 there was an amount of goodwill from the acquisition of Pegaso that was pending to be allocated to any potential intangibles that could exist. During 2003, this goodwill has been allocated to the licenses to operate nationwide wireless communications services in Mexico. This amount was reclassified from the “Consolidation Goodwill” caption on completion of the respective valuations. As of December 31, 2003, the net balance of these licenses was €504,651 thousand. These licenses are being amortized over the concession period based on the estimated capacity to generate revenues in each period.

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

Taking into account the circumstances explained in the caption “Accounting for Long-lived Assets Except Goodwill,” Telefónica Móviles, S.A. recorded as of December 31, 2002, an impairment in the Equity Investment of IPSE 2000. The fair value of this investment after the impairment is €300 million (€136 million of which represents our UMTS operations in IPSE 2000).

Recognition of Revenues and Expenses

Revenues and expenses are recognized on an accrual basis, i.e., when the goods and services are actually provided, regardless of when the resulting monetary or financial flow occurs. However, in accordance with the accounting principle of prudence, foreseeable contingencies and losses, even when probable, are recorded as soon as they become known.

During 2000, some of our subsidiaries commenced a commercial promotion in which our customers accumulate “points” based on the amount of airtime consumed. These points can be exchanged for discounts of future handset purchases, airtime or other kinds of services. The services for which users can exchange their points depends on the number of points earned by these users and the nature of the contract that the user has signed with the company. The consolidated and combined balance sheet as of December 31, 2001, 2002 and 2003 includes the related accounting provision based on the estimated valuation of the accumulated points at those dates.

Critical Accounting Policies under U.S. GAAP

In order to prepare the reconciliation of our consolidated and combined financial statements to U.S. GAAP, the following critical accounting policies require significant judgments and estimates different from those used for Spanish GAAP. For further explanations see note 20 to the consolidated and combined financial statements.

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

In 2002, the estimates of the demand for 3G services were revised downwards as result of the actual data services demand and the ongoing delay in the availability of a stable and competitive UMTS technology. The demand for data services was hampered by the impossibility to coordinate the “value chain” and by the conflicts between suppliers and software and application developers, which had hindered the adoption of interoperable devices. On the other hand, the delay in the introduction of a commercially viable UMTS technology allowed incumbent operators to make a much smoother “migration” to the new technology, thus hampering the successful introduction of new entrants. In addition, the delay has caused the major European markets to approach saturation, reducing the potential market for new entrants to capturing low value marginal clients or those clients that had not been retained by existing operators. At the same time, there was an increased perception of the difficulty of success of new entrants, even using proven technologies such as GSM. The international “footprint” issue, so important a couple of years ago, was no longer a critical factor and it is more important to have sufficient scale in a particular market to obtain reasonable returns. Taking into account these circumstances, Telefónica Móviles, S.A. compared the value obtained from undiscounted cash flow with the carrying value of the licenses and considering that this carrying value was higher, decided, using a discounted cash flow approach, to estimate the fair value of the UMTS licenses, resulting in a write-down of these long-lived assets. The discount rate used in this discounted cash flow was calculated considering the interest rate in Europe and the risk of this business. A sensitivity analysis would not show significant differences, due to the fair value obtained in the cash flow approach.

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

As this business combination was made in the last quarter of 2002, there was an amount of goodwill from the acquisition of Pegaso that was pending to be allocated to any potential intangibles that could exist. Considering that the intangibles that could result, if any, would have a long useful life, the effect of the amortization of those intangibles in year 2002 (three month period from acquisition) was not considered to be significant. The amount of goodwill at the time of acquisition was the same under Spanish and U.S. GAAP.

In order to account for the acquisition of Pegaso Telecomunicaciones, S.A. de C.V. and the integration of the holding in the northern Mexican companies in Telefónica Móviles México, EITF 90.13 literature was considered. In 2003, after the allocation process required by SFAS No. 141, €504.6 million, were allocated as a net additional value of the licenses obtained to operate nationwide wireless communications services in Mexico; this allocation has also been considered for Spanish GAAP purposes. This amount was reclassified, once the respective valuations were completed, to the “Intangible Assets – Concessions, Patents, Licenses and Other” caption. These licenses are being amortized over the concession period based on the estimated capacity to generate revenues in each period.

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

New Accounting Standards

SFAS No. 132 (Revised 2003)—Employers’ Disclosures about Pensions and Other Postretirement Benefits

Statement of Financial Accounting Standards No. 132 (Revised 2003) (“SFAS 132R”), requires an entity to make additional disclosures about pensions and other postretirement benefits. These disclosures include information describing the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows and components of net periodic benefit cost. The Group does not have any pension plan that could be impacted by this accounting pronouncement.

SFAS No. 146—Accounting for Costs Associated with Exit or Disposal Activities

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 supersedes guidance established in the FASB’s Emerging Issues Task Force (“EITF”) Issue No. 94-3 regarding certain exit and disposal costs. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this Statement had no impact in the financial statements.

SFAS No. 148—Accounting for Stock-Based Compensation—Transition and Disclosure

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” This Statement amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure requirements relating to stock options under SFAS No. 123 and APB Opinion No. 28, “Interim Financial Reporting.” The Group currently accounts for stock based compensation in accordance with APB No. 25 (Note 20.12 “Shares in Deposit at Finance Entities acting as Agents in Stock Option Plans” of the Reconciliation), therefore the adoption of this Statement had no impact in the financial position or in the results of operations.

SFAS No. 149—Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities.” This Statement amended and refined certain characteristics of derivative instruments and hedges. The adoption of this Statement had no impact in the financial position or in the results of operations.

SFAS No. 150—Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement requires, among other things, the classification of certain financial instruments, previously classified within the equity section of the balance sheet, to be included in liabilities. This Statement is effective for financial instruments entered into or modified after May 31, 2003 and June 15, 2003 for all other instruments. The adoption of this Statement had no impact on the financial position or in the results of operations.

FIN No. 45—Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. As required by FIN 45, on January 1, 2003, we adopted the initial recognition and measurement provisions on a prospective basis for guarantees issued or modified after December 31, 2002. The adoption of the recognition/measurement provisions did not have material effect in the financial statements.

FIN No. 46—Consolidation of Variable Interest Entities—an interpretation of ARB No. 51

In January 2003, the Financial Accounting Standards Board (“FASB”) released Interpretation No. 46 Consolidation of Variable Interest Entities (“FIN 46”) which requires that all primary beneficiaries of Variable Interest Entities (VIE) consolidate that entity. FIN 46 is effective immediately for VIEs created after January 31, 2003 and to VIEs in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to VIEs in which an enterprise holds a variable interest it acquired before February 1, 2003. In December 2003, the FASB published a revision to FIN 46 (“FIN 46R”) to clarify some of the provisions of the interpretation and to defer the effective date of implementation for certain entities. Under the guidance of FIN 46R, entities that do not have interests in structures that are commonly referred to as special purpose entities are required to apply the provisions of the interpretation in financials statements for periods ending after March 14, 2004. The Group is assessing at this moment the impact, if any, that the adoption of FIN 46R will have on its financial position, cash flows and results of operations.

SAB No. 104—Revenue Recognition

In December 2003, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. SAB 104 updates portions of the interpretive guidance included in Topic 13 of the codification of Staff Accounting Bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The company believes it is currently following the guidance of SAB 104.

EITF 00-21—Accounting for Revenue Arrangements with Multiple Element Deliverables

In November 2002, the Emerging Issues Task Force (“EITF”), of the FASB reached a consensus on EITF 00-21. EITF 00-21 provides guidance on how to account for arrangements that may involve multiple revenue-generating activities, for example, the delivery of products or performance of services, and/or rights to use other assets. The requirements of EITF 00-21 will be applicable to agreements entered into for periods beginning after June 15, 2003. The Group is assessing at this moment the impact, if any, that the adoption of EITF will have on its financial position or results of operations.

EITF Issue No. 01-08—Determining Whether an Arrangement Contains a Lease

In May 2003, the EITF reached consensus in EITF Issue No. 01-08 to clarify the requirements of identifying whether an arrangement should be accounted for as a lease at its inception. The guidance in the consensus is designed to mandate reporting revenue as rental or leasing income that otherwise would be reported as part of product sales or service revenue. EITF Issue No. 01-08 requires both parties to an arrangement to determine whether a service contract or similar arrangement is, or includes, a lease within the scope of SFAS No. 13, “Accounting for Leases.” The Company does not anticipate that the adoption of EITF Issue No. 01-08 will have a material effect on its consolidated results of operations, cash flows or financial position.

EITF Issue No. 03-11—Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, and Not Held for Trading Purposes

In July 2003, the EITF reached consensus in EITF Issue No. 03-11 that determining whether realized gains and losses on derivative contracts not held for trading purposes should be reported on a net or gross basis is a matter of judgment that depends on the relevant facts and circumstances and the economic substance of the transaction. In analyzing the facts and circumstances, EITF Issue No. 99-19, and Opinion No. 29, “Accounting for Nonmonetary Transactions,” should be considered. EITF Issue No. 03-11 is effective for transactions or arrangements entered into after September 30, 2003. The Company does not anticipate that the adoption of EITF Issue No. 03-11 will have a material effect on its consolidated results of operations, cash flows or financial position.

Economic Developments and Outlook

Spain

Our results of operations are dependent, to a large extent, on the level of demand for our services in Spain. Demand for our services in Spain is related to the performance of the Spanish economy. Spain’s real gross domestic product growth expanded by approximately 2.4% in 2003, and real gross domestic product is estimated to be approximately 2.8% in 2004, reflecting a relatively stronger domestic demand. Inflation is expected to be significantly below 3% in 2004, around the same level as 2003 (2.6%). The current-account deficit was estimated at 3.2% of gross domestic product in 2003. It is difficult to predict how this may change in 2004 and beyond, but it could reach between 2.0 and 2.5%. The unemployment rate was 11.2% at December 31, 2003 no expecting abrupt changes onward from the current rate.

Brazil

In 2003, Brazilian GDP decreased by 0.2%, reflecting a reduction in domestic demand, while the external sector showed a much better performance. Exports went up by 21%, increasing the trade surplus to $24.8 billion, and turning the current account balance into a $4.0 billion surplus (about 0.8% of GDP). Monetary policy was strict, leading to average interest rates of 23%. Consumer inflation amounted to 9.3%. The real strengthened by 18.2% against the U.S. dollar and closed at a reai/U.S. dollar exchange rate of $1.00 = 2.89 reais. For 2004, GDP growth is expected to be around 3% without financial stress.

Argentina

See “—Argentina” above for a discussion of political and economic developments in Argentina and their impact on us.

Peru

After growing at significant rates during 2002, economic growth has stagnated at approximately 4% in 2003 and is set to continue at similar growth rates during 2004. For 2004 GDP is expected to grow at a rate of approximately 4.0% based on an modest increase in consumption and private investment (mainly related to specific projects such as the Camisea natural gas project and the “Mivivienda” government housing program), a higher-than-expected increase in exports, and the effect of the continuing tax reform. Peru’s Central Bank adopted an explicit medium-term annual inflation target in 2002. The target is inflation of 2.5% within a range that could vary +/-1% (1.5%—3.5%). Inflation for year-end 2003 was approximately 2.48%. The Central Bank is expected to continue with its accurate monetary policy and comply with its medium-term inflation target (2.5%) for the years to come.

Mexico

Mexico’s estimated real GDP growth in 2003 was 1.2%, slightly better than in 2002. Monetary policy has been kept tight by the Mexican government in order to limit inflation and to bolster the currency, which depreciated by approximately 7% relative to the U.S. dollar during the course of 2003. In 2004, economic growth is expected to reach 3.2%. The average consumer inflation rate for the year 2004 is estimated to decline to 4.0%, compared to 4.6% in 2003, as a result of the higher interest rates imposed by the Central Bank.

Introduction to Results of Operations

The following is a brief description of the revenues and expenses that are included in the line items of the combined financial statements.

Net Revenues from Operations

Net revenues from operations consist of the following:

•	Wireless communications services. These revenues are derived from use of our wireless network to provide communication services to customers, which is our principal business activity. Revenues generated by wireless communications services include:

•	Fees for voice services: These fees for voice services are generally based on a customer’s actual airtime usage. Fees for voice services also include connection and monthly fees. Fees for voice services are received on a pre-paid basis and on a contract basis.

•	Value-added services fees: These fees include additional charges for value-added services, such as SMS, MoviStar e-moción, and MMS, which are used by some customers in addition to standard voice services.

•	Interconnection fees: These fees are collected from other telecommunications operators for terminating their calls on our network. Spain and the other countries in which we currently operate, other than Guatemala and Mexico (in respect of national calls only) have implemented a “calling party pays” system so that we receive substantial revenues in the form of payments from other telecommunications providers for calls made by their customers to customers on our network.

•	Roaming fees: These fees are collected from other wireless operators for calls by their customers that use our network.

•	Sales of handsets and accessories. These revenues relate principally to the sale of handsets and other equipment.

•	Other services. These revenues are derived principally from fixed wireless services in rural Spain and from fixed-line services in Central America.

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

Operating income before depreciation and amortization

Operating income before depreciation and amortization is calculated by excluding depreciation and amortization expenses from our operating income in order to eliminate the impact of general long-term capital investments that cannot be significantly influence by our management on a short-term basis. For more information on why we present operating income before depreciation and amortization please see “—Operating Results—Non-GAAP Financial Information.”

Our operating income before depreciation and amortization has increased to €4,463 million for 2003 from €3,736 million in 2002 and €3,334 million in 2001.

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

Results of Operations

The following table presents, for the periods indicated, each line item as a percentage of net revenues from operations:

	Year ended December 31,
	2001	2002	2003
	(percentages of net revenues from operations)
Net revenues from operations:
Wireless communications services	91.6	86.9	85.2
Sales of handsets and accessories	7.0	10.5	11.9
Other services	1.4	2.6	2.9

Total	100.0	100.0	100.0

Other revenues	1.8	1.0	1.5
Operating expenses:
Services and goods purchased	(22.1)	(26.3)	(25.7)
External services and local taxes	(31.0)	(26.4)	(25.6)
Personnel expenses	(6.3)	(6.0)	(4.8)
Depreciation and amortization	(15.0)	(14.4)	(14.1)
Change in operating provisions	(2.7)	(1.4)	(1.0)

Total operating expenses	(77.1)	(74.5)	(71.3)

Operating income	24.7	26.5	30.2
Non-operating expenses:
Amortization of goodwill	(0.6)	(1.0)	(1.0)
Income (loss) of associated companies	(1.4)	(1.7)	(0.8)
Financial expense	(8.5)	(10.1)	(12.8)
Financial income	4.6	6.6	9.0

Income from ordinary activities	18.7	20.3	24.6

Extraordinary income (expense)	(1.2)	(132.1)	(0.0)
Income before tax and minority interests	17.5	(111.8)	24.6

Corporate income tax	(7.5)	23.3	(8.8)
Minority interests	0.6	47.7	0.2

Net income	10.6	(40.7)	16.0

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

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Net Revenues from Operations

The following table presents, for the periods indicated, the breakdown of net revenues from operations and the percentage variation from year to year:

	Year ended December 31,		% Variation
	2002	2003
	(euro in millions)
Wireless communications services	7,947	8,580	8.0
Sales of handsets and accessories	960	1,199	24.8
Other services	233	292	25.3

Net revenues from operations	9,140	10,070	10.2

Our net revenues from operations increased by 10.2% to €10,070 million for 2003 from €9,140 million for 2002. This increase resulted from the following factors:

•	Spanish operations. Our Spanish operations accounted for 74.6% of net revenues from operations in 2003. Net revenues from our Spanish operations increased 9.9% to €7,513 million for 2003 from €6,834 million for 2002 due to the following factors:

•	Wireless communications services: For 2003, wireless communications services represented 86.9% of net revenues from operations in Spain, reflecting a 10.1% increase to €6,532 million for 2003 from €5,934 million for 2002. This increase resulted from a 6.8% growth in our customer base to 19.7 million at year-end 2003 from 18.4 million at year-end 2002. This increase was also a result of increased customer usage. Total traffic increased by 18.2% in 2003 compared to 2002. Minutes of usage of per contract customer also increased by 10% in 2003 compared to 2002. The use of wireless data services also increased in 2003. Net revenues from data services increased to €844 million in 2003 compared to €729 million in 2002. Of the €844 million in net revenues from data services in 2003, 76.3% were from SMS, or short message services, 14.9% from messages utilizing content services, .5% from MMS, or multi-media messaging services, and 8.3% from other data services.

•	Sales of handsets and accessories: For 2003, sales of handsets and accessories represented 11.0% of net revenues from operations in Spain, reflecting a 17.3% increase to €826 million for 2003 from €704 million for 2002. This increase was a result of the 18.8% increase in commercial activity in Spain in 2003 compared to 2002. This was primarily due to a 71% increase in handset upgrades from 4.05 million in 2003 to 2.36 million in 2002 largely due to the loyalty programs of Telefónica Móviles España.

•	Other services: Net revenues from operations derived from other services in Spain decreased by 20.8% to €155 million for 2003 from €196 million for 2002 . This decrease was primarily due to M-Solutions no longer being consolidated in our financial statements as of March 31, 2003.

•

Latin American operations.    Our Latin American operations accounted for 25.7% of net revenues from operations for 2003. Net revenues from operations for our Latin American operations increased in euro by 12.9% to €2,588 million for 2003 from €2,291 million for 2002. Exchange rate fluctuations had a negative impact of approximately 27 percentage points on revenues from Latin America. Excluding the impact of exchange rate fluctuations, the year on year growth rate was 39.5%. The increase in net revenues from our Latin American operations was due to the following factors:

•	Wireless communications services: For 2003, wireless communications services represented 79.1% of net revenues from operations in Latin America, reflecting a 9.8% increase to €2,048 million for 2003 from €1,865 million for 2002. Assuming constant exchange rates, the year-on-year growth rate would have reached 36.3%. This increase was principally due to fully consolidating twelve months of operations in Pegaso in 2003 compared to three months of operations in 2002 as well as consolidating the Brasilcel joint venture in 2003 compared to our participation in TeleSudeste, TeleLeste and CRT in 2002. This increase was also due to the 50.3% increase in total customers in Brazil to 20.7 million in 2003 from 13.7 million in 2002, the 42.8% increase in total customers in Mexico to 3.5 million in 2003 from 2.4 million in 2002 and the 12.8% increase in total customers in Argentina to 1.8 million in 2003 from 1.6 million in 2002.

•	Sales of handsets and accessories: For 2003, sales of handsets and accessories represented 14.4% of net revenues from operations in Latin America, reflecting a 57.5% increase to €373 million for 2003 from €236 million for 2002. Excluding exchange rate impact, the year on year growth rate was 98.5%. This increase was primarily due to the changes mentioned above in the consolidation of Brasilcel and Pegaso in 2003. This increase was also due to the 43.9% increase in the customer base of our Latin American operations to 27.8 million in 2003 from 19.3 million in 2002 (principally in Brazil, Mexico and Argentina).

•	Other services: Net revenues from operations derived from other services in Latin America were €168 million for 2003, representing 6.5% of net revenues from operations in the region and a decrease of 16.1% from €200 million for 2002.

Other Revenues

Our other revenues increased by 67.3% to €152 million for 2003 from €91 million in 2002. The low level of other revenues in 2002 was primarily due decreases in the value of inventories in 2002 as a result of high inventory levels at the end of 2001.

Operating Expenses

The following table presents, for the years indicated, the breakdown of operating expenses and the percentage variation from year to year:

	Year ended December 31,
	2002	2003	% Variation
	(euro in millions)
Services and goods purchased	2,406	2,593	7.8
External services and local taxes	2,412	2,582	7.0
Personnel expenses	546	486	(11.1)
Depreciation and amortization	1,316	1,421	7.9
Changes in operating provisions	130	99	(23.8)

Total operating expenses	6,811	7,180	5.4

Services and Goods Purchased.    Services and goods purchased increased by 7.8% to €2,593 million for 2003 from €2,406 million for 2002. As a percentage of net revenues from operations, services and goods purchased decreased to 25.7% for 2003 from 26.3% for 2002. This was a result of the following factors:

•	Spanish operations: Our Spanish operations accounted for 69.7% of our services and goods purchased for 2003. These expenses increased 9.5% to €1,807 million for 2003 from €1,649 million for 2002. This increase was primarily attributable to the 18.8% increase in commercial activity described above as well as the 33.2% increase in outgoing traffic to other operators that resulted in increased interconnection costs. As a percentage of net revenues from operations generated by our Spanish operations, services and goods purchased decreased to 24.0% for 2003 from 24.1% for 2002.

•	Latin American operations: Our Latin American operations accounted for 30.4% of our services and goods purchased for 2003. These expenses increased 11.7% to €788 million for 2003 from €705 million for 2002 primarily as a result of the increase in commercial costs primarily as a result of the 8.5 million new customers added in 2003 compared to 2002 in our Latin America operations (principally in Brazil, Mexico and Argentina) and the changes mentioned above in the consolidation of Brasilcel and Pegaso in 2003. As a percentage of net revenues from operations generated by our Latin American operations, services and goods purchased decreased to 30.4% for 2003 from 30.6% for 2002.

External Services and Local Taxes.    Our expenses due to external services and local taxes increased by 7.0% to €2,582 million for 2003 from €2,412 million for 2002. As a percentage of net revenues from operations, these external expenses decreased to 25.6% for 2003 from 26.4% for 2002. This was a result of the following factors:

•	Spanish operations: Our Spanish operations accounted for 60.4% of our total external expenses in 2003, as these expenses increased by 5.0% to €1,560 million for 2003 from €1,486 million for 2002. This increase was principally due to the 18.8% increase in commercial activity described above. As a percentage of net revenues from Spanish operations, external expenses decreased to 20.8% for 2003 from 22% for 2002.

•	Latin American operations: Our Latin American operations accounted for 39.2% of our total external expenses for 2003. External expenses for our Latin American operations increased by 30.5% to €1,013 million in 2003 from €776 million in 2002 principally due to the 8.5 million new customers added in 2003 compared to 2002 in our Latin America operations (principally in Brazil, Mexico and Argentina), and the changes mentioned above in the consolidation of Brasilcel and Pegaso in 2003. As a percentage of the net revenues from Latin American operations, external expenses increased to 39.1% for 2003 from 33.7% for 2002.

Personnel Expenses.    Our personnel expenses decreased by 11.1% to €486 million for 2003 from €546 million for 2002. As a percentage of net revenues from operations, personnel expenses decreased to 4.8% for 2003 from 6.0% for 2002. This was a result of the following factors:

•	Spanish operations: Our Spanish operations accounted for 50.8% of our total personnel expenses for 2003. These expenses decreased by 3.1% to €247 million for 2003 from €255 million for 2002. This decrease is primarily due to the sale of Telefonica Mobile Solutions to Telefónica Sistemas, S.A. in June 2003, and the 49% reduction in personnel cost of Terra Mobile (Telefónica Móviles Interacciona) due to a reduction of headcount. As a percentage of net revenues from operations generated by our Spanish operations, personnel expenses decreased to 3.3% for 2003 from 3.7% for 2002.

•	Latin American operations: Our Latin American operations accounted for 40.1% of our total personnel expenses for 2003. These expenses increased by 1.5% to €195 million for 2003 from €192 million for 2002. This increase was primarily due to the changes mentioned above in the consolidation of Brasilcel and Pegaso in 2003, offset by the depreciation in Latin American currencies, namely the 11.5% depreciation in the Argentine Peso and the 25.5% depreciation in the Brazilian reais over the year. As a percentage of net revenues from operations generated by our Latin American operations, personnel expenses decreased to 7.5% for 2003 from 8.4% for 2002. The reduction of the headcount in Mexico during 2003 has contributed to the evolution of this cost.

Operating Income Before Depreciation and Amortization

Operating income before depreciation and amortization increased by 19.5% to €4,463 million for 2003 from €3,736 million for 2002. As a percentage of net revenues from operations, operating income before depreciation and amortization increased to 44.3% for 2003 from 40.9% for 2002. This was a result of the following factors:

•	Spanish operations: Our Spanish operations accounted for 88.3% of operating income before depreciation and amortization for 2003. Operating income before depreciation and amortization of our operations in Spain increased 13.8% to €3,939 million for 2003 from €3,461 million for 2002. This increase was principally due to the increases in average revenue per user, number of customers, and cost control measures principally related to customer acquisition and retention costs. As a percentage of net revenues from operations, operating income before depreciation and amortization increased to 52.4% for 2003 from 50.6 % for 2002.

•	Latin American operations: Our Latin American operations accounted for 13.0% of operating income before depreciation and amortization for 2003. Operating income before depreciation and amortization in our Latin American operations decreased 1.9% to €582 million for 2003 from €593 million for 2002, principally as a result of the negative contribution of operating income before depreciation and amortization from our Mexican operations, due to the increased operational costs resulting from an 42.8% increase in new customers added in 2003 compared to 2002. As a percentage of net revenues from operations, operating income before depreciation and amortization decreased to 22.5% for 2003 from 25.8% for 2002. Excluding the impact of exchange rates, year on year the growth rate was 19.2%.

Depreciation and Amortization.    Depreciation and amortization increased by 7.9% to €1,421 million for 2003 from €1,316 million for 2002. As a percentage of net revenues from operations, depreciation and amortization decreased to 14.1% for 2003 from 14.4% for 2002. This was a result of the following factors:

•	Spanish operations: Our Spanish operations accounted for 49.8% of our total depreciation and amortization for 2003. This expense increased 3.4% to €707 million for 2003 from €684 million for 2002. This increase was due to increased investments, which offset lower amortization costs for our analog plant in 2003 compared to 2002. As a percentage of net revenues from operations generated by our Spanish operations, depreciation and amortization decreased to 9.4% in 2003 from 10.0% in 2002. This decrease was principally due to the economies of scale gained from the increased volume of our operations, which has allowed us to reduce our fixed network costs per minute of customer use.

•	Latin American operations: Our Latin American operations accounted for 47.6% of our total depreciation and amortization for 2003. This expense increased 31.3% to €676 million for 2003 from €515 million for 2002. This increase was principally a result of the 112% increase in amortization expenses in Mexico, as a consequence of the changes mentioned above in the consolidation of Pegaso in 2003. As a percentage of the net revenues from operations generated by our Latin American operations, depreciation and amortization increased to 26.1% for 2003 from 22.4% for 2002.

Changes in Operating Provisions.    Changes in operating provisions decreased by 23.8% to €99 million for 2003 from €130 million for 2002. These expenses, as a percentage of net revenues from operations, decreased in 2003 to 1.0% from 1.4% for 2002.

Operating Income

As a result of the above factors, operating income increased by 25.7% to €3,042 million for 2003 from €2,419 million for 2002. Operating income, as a percentage of net revenues from operations, increased to 30.2% for 2003 from 26.5% for 2002.

Non-Operating Expenses

Amortization of Goodwill. Amortization of goodwill increased 16.8% to €102 million for 2003 from €87 million for 2002. This increase resulted principally from the amortization of the goodwill related to Brasilcel and our operations in Mexico. Amortization of goodwill for Brasilcel in 2003 amounted to €44 million compared to €27 million in 2002. Amortization of goodwill for our operations in Mexico was €38 million compared to €24 million in 2002.

Income (Losses) of Associated Companies.    Our share in income (losses) of companies carried by the equity method resulted in a loss of €81 million for 2003, as compared to a loss of €159.5 million for 2002. This change resulted principally from the reduction in the losses of Medi Telecom and IPSE 2000 in 2003 compared to 2002.

Financial Expense.    Our financial expense increased by 39.8% to €1,288 million for 2003 from €922 million for 2002, principally due to a 6.9% increase in interest on payables to Telefónica Group companies to €324 million in 2003 from €303 million in 2002 as well as an increase in exchange losses to €646 million in 2003 from €502 million in 2002. The increase in financial expense is principally due to the changes mentioned above in the consolidation of Brasilcel and Pegaso in 2003. Our financial expenses for 2002 do not include the financial expenses originated by the acquisition of the UMTS license in Germany in the first half of 2002. These expenses were capitalized. See note 20 to the consolidated and combined financial statements and the discussion under “Item 11. Quantitative and Qualitative Disclosure About Market Risks” regarding hedging of foreign currency net investments by currency borrowings and other hedging instruments at December 31, 2003.

Financial Income.    Our financial income increased by 50.3% to €910 million for 2003 from €606 million for 2002. This increase was principally due to a substantial increase in exchange gains to €746 million in 2003 from €482 million in 2002 principally due the revalorization 13% appreciation of the Argentine peso against the U.S. dollar in 2003.

Extraordinary Income (Expense)

Our extraordinary expense, net, was €5 million for 2003 compared to extraordinary expense, net, of €12,076 million for 2002. In 2002, extraordinary expenses consisted principally of the total write-off of assets in Germany, Austria and Switzerland.

Corporate Income Tax

The provision for corporate income tax is based on pre-tax income calculated according to applicable tax law in Spain and in other jurisdictions in which we operate. We form part of the Telefónica S.A.’s tax consolidation group and will continue to do so for as long as Telefónica S.A. owns at least 75% of our capital stock. The tax provision is calculated as an aggregate, with the corresponding adjustments, from the various income tax provisions posted by each operator.

Our corporate income tax expense increased to €890 million for 2003 from tax credits of €2,131 million for 2002. In 2002 the corporate tax credit registered was due to the provision for portfolio depreciation deductible for tax purposes of our European subsidiaries.

Minority Interests

Minority interests for 2003 resulted in a gain of €21 million compared to a gain of €4,364 million in 2002. In the fiscal year 2002, this amount corresponds primarily to the minority shareholders’ share of expenses from the write-downs and restructuring expenses in Germany.

Net Income

As a result of the above factors, net income increased to €1,608 million for 2003 from €(3,724) million for 2002. Net income, as a percentage of net revenues from operations, was 16.0% for 2003.

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

Our net revenues from operations increased by 8.7% to €9,140 million for 2002 from €8,411 million for 2001. This increase resulted from the following factors:

•	Spanish operations. Our Spanish operations accounted for 75% of net revenues from operations in 2002. Net revenues from our Spanish operations increased 18% to €6,834 million for 2002 from €5,815 million for 2001 due to the following factors:

•	Wireless communications services: For 2002, wireless communications services represented 87% of net revenues from operations in Spain, reflecting an 11% increase to €5,940 million for 2002 from €5,340 million for 2001. This increase resulted primarily from a 9.6% growth in our active customer base to 18.4 million at year-end 2002 from 16.8 million at year-end 2001, as well as increased customer usage. Telefónica Móviles España’s efforts to encourage customer migration to its contract plans have led to increased minutes of usage. Total traffic increased by 19% compared to 2001. Minutes of usage per contract customers also increased by 5% in 2002 compared to 2001. In the case of wireless data services, net revenues from data services increased to €729 in 2002 when compared to €573 in 2001. This increase was primarily due to the 35% increase in SMS sent in 2002 compared to 2001.

•	Sales of handsets and accessories: In 2002, handset and accessory sales represented 10% of net operating revenue in Spain, reflecting a 106% increase to €704 million for 2002 from €341 million for 2001. This increase resulted principally from the centralized handset procurement model introduced in December 2001 pursuant to which we act as an intermediary in the handset market in all activities involving customer attraction and retention. In 2002, we were involved in 95% of the sales and procurement of handsets compared to 35% in 2001. This model has yielded competitive advantages, both in terms of handset acquisition prices and in facilitating technological transition.

•	Other services: Net revenues from operations derived from other services in Spain increased 46% to €196 million for 2002 from €134 million for 2001.

•	Latin American operations. Our Latin American operations accounted for 25% of net revenues from operations for 2002. The smaller revenue contribution by our Latin American operators compared to 2001 is due primarily to the negative effect of exchange rate fluctuations. Net revenues from our operations in Latin American decreased in euro by 13.4% to €2,291 million for 2002 from €2,646 million for 2001. Exchange rate fluctuations had a negative impact of approximately 31.9% on revenues from our operations in Latin America. The increase, excluding exchange rate impact, was 16.8% and was primarily the result of fully consolidating twelve months of operations in Mexico in 2002, including Pegaso’s operations since September 2002, compared to fully consolidating only six months of operations for our Northern Mexico operators in 2001, as well as fully consolidating the Tele Leste Group from January 2002. This change in consolidation scope accounted for approximately 14.6 percentage points of the 16.8% increase from 2001.

•	Wireless communications services: For 2002, wireless communications services represented 81% of net revenues from operations in Latin America, reflecting a 21% decrease in euro to €1,865 million for 2002 from €2,361 million for 2001. This decrease is primarily a result of the negative effect of exchange rate fluctuations. Exchange rate fluctuations had a negative impact of approximately 38.3% on Latin American revenues from wireless communications services. The increase, excluding exchange rate impact, is primarily the result of fully consolidating twelve months of operations in Mexico in 2002, including Pegaso’s operations since September 2002, compared to fully consolidating only six months of operations for our Northern Mexico operators in 2001, as well as fully consolidating the Tele Leste Group from January 2002.

•	Sales of handsets and accessories: For 2002 sales of handsets and accessories represented 10% of net revenues from operations in Latin America, reflecting a 1% decrease in euro to €236 million for 2002 from €239 million for 2001. This decrease is primarily a result of the negative effect of exchange rate fluctuations. Exchange rate fluctuations had a negative impact of approximately 26.6% on Latin American revenues from sales of handsets and accessories. The increase, excluding exchange rate impact, is primarily the result of fully consolidating twelve months of operations in Mexico in 2002, including Pegaso’s operations since September 2002, compared to fully consolidating only six months of operations for our Northern Mexico operators in 2001, as well as fully consolidating the Tele Leste Group from January 2002.

•	Other services: Net revenues from operations derived from other services in Latin America were €200 million for 2002, representing 8.7% of net revenues from operations in the region and an increase of 133% from €86 million for 2001.

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

Services and Goods Purchased.    Services and goods purchased increased by 29.2% to €2,406 million for 2002 from €1,862 million for 2001. As a percentage of net revenues from operations, services and goods purchased increased to 26.3% for 2002 from 22.1% for 2001. This was a result of the following factors:

•

Spanish operations:    Our Spanish operations accounted for 68.6% of our services and goods purchased for 2002. These expenses increased 28% to €1,649 million for 2002 from €1,289 million for 2001. This increase was primarily attributable to the centralized model for handset purchases initiated in Spain in December 2001 and carried out throughout 2002, as well as the increase in outgoing traffic to other networks. The increased traffic resulted in an increase of 13.49% in interconnection costs despite a

17.01% reduction in interconnection tariffs imposed by Spanish regulators in July 2002. This reduction in interconnection tariffs was applied on August 1, 2002 to incoming traffic from the Amena network and fixed operators, with the exception of Telefónica de España. On October 31, 2002, Telefónica Móviles España applied the same reduction to incoming traffic from the Vodafone network and Telefónica de España. As a percentage of net revenues from operations generated by our Spanish operations, services and goods purchased increased to 24.1% for 2002 from 22.2% for 2001.

•	Latin American operations: Our Latin American operations accounted for 29.3% of our services and goods purchased for 2002. These expenses increased 21% to €705 million for 2002 from €581 million for 2001. This increase is primarily the result of fully consolidating twelve months of operations in Mexico in 2002, including Pegaso’s operations since September 2002, compared to fully consolidating only six months of operations for our Northern Mexico operators in 2001, as well as fully consolidating the Tele Leste Group from January 2002. As a percentage of net revenues from operations generated by our Latin American operations, services and goods purchased increased to 30.6% for 2002 from 21.7% for 2001, as a result of increased commercial activity during the period, especially in Mexico, Brazil, Central America and Peru, as well as the consolidation of Pegaso.

•	European Operations: These expenses totaled €63 million in 2002, compared to €9 million in 2001, due to the commercial launch of GSM and GPRS in Germany, which began in November 2001 and was suspended in July 2002.

External Services and Local Taxes.    Our expenses due to external services and local taxes decreased by 7.4% to €2,412 million for 2002 from €2,604 million for 2001. As a percentage of net revenues from operations, these external expenses decreased to 26.4% for 2002 from 31.0% for 2001. This was a result of the following factors:

•	Spanish operations: Our Spanish operations accounted for 61.6% of our total external expenses in 2002, as these expenses decreased by 3.7% to €1,486 million for 2002 from €1,542 million for 2001. As a percentage of net revenues from Spanish operations, external expenses decreased to 22% for 2002 from 27.0% for 2001. This decrease was principally due to a decrease our in customer acquisition and retention costs. As a percentage of our net revenues from operations, customer acquisition and retention costs decrease by approximately 5 percentage points to 7.9% in 2002.

•	Latin American operations: Our Latin American operations accounted for 32% of our total external expenses for 2002, as these expenses decreased 24% to €776 million from €1,023 million in 2001. As a percentage of the net revenues from Latin American operations, external expenses decreased to 33.7% for 2002 from 38% for 2001. External expenses for our Latin American operations decreased by 24% in 2002 compared to 2001, principally due to the containment of commercial costs in Argentina and the 233% and 31% depreciation in the Argentine peso and Brazilian reais in fiscal year 2002, which more than offset the consolidation of Tele Leste Group as of January 2002, and the full consolidation of twelve months of operations in Mexico in 2002, including Pegaso’s operations since September 2002, compared to the full consolidation of only six months of operations for our Northern Mexico operators in 2001.

Personnel Expenses.    Our personnel expenses increased by 2.4% to €546 million for 2002 from €534 million for 2001. As a percentage of net revenues from operations, personnel expenses decreased to 6.0% for 2002 from 6.3% for 2001. This was a result of the following factors:

•	Spanish operations: Our Spanish operations accounted for 46.7% of our total personnel expenses for 2002. These expenses increased by 8.2% to €255 million for 2002 from €236 million for 2001. This growth is primarily explained by the 5.4% rise in the average headcount of Telefónica Móviles España in fiscal year 2002 compared to fiscal year 2001. As a percentage of net revenues from operations generated by our Spanish operations, personnel expenses decreased to 3.7% for 2002 from 4.1% for 2001, this decrease was primarily due to a 20.3% increase in employee productivity, as measured by customers to employees, to 4,212 customers per employee at year-end 2002 from 3,500 customers per employee at year-end 2001.

•	Latin American operations: Our Latin American operations accounted for 35% of our total personnel expenses for 2002. These expenses decreased by 12.8% to €192 million for 2002 from €220 million for 2001. As a percentage of net revenues from operations generated by our Latin American operations, personnel expenses remained stable at 8.4% for 2002 from 8.2% for 2001 despite fully consolidating twelve months of operations in Mexico in 2002, including Pegaso’s operations since September 2002, compared to fully consolidating only six months of operations for our Northern Mexico operators in 2001, as well as fully consolidating the Tele Leste Group from January 2002. This decrease in personnel expenses resulting from the inclusion of Telefónica Móviles Mexico and the Tele Leste Group was largely offset by a 37% reduction in personnel cost in Argentina (calculated in local currency) and the 233% and 31% depreciation in the Argentine peso and Brazilian reais, respectively.

•	European operations: Our European operations represent 11% of personnel expenses. These increased by 10.4% over 2001, due to the launch of operations.

Operating Income Before Depreciation and Amortization

Operating income before depreciation and amortization increased by 12.1% to €3,736 million for 2002 from €3,334 million for 2001. As a percentage of net revenues from operations, operating income before depreciation and amortization increased to 40.9% for 2002 from 39.6% for 2001. The increase in operating income before depreciation and amortization was generally attributable to the following factors:

•	Spanish operations: Our Spanish operations accounted for 93% of operating income before depreciation and amortization for 2002. The operating income before depreciation and amortization of our operations in Spain increased 24% to €3,461 million for 2002 from €2,803 million for 2001. This increase was due principally to control measures principally related to cost control measures, principally related to customer acquisition and retention costs, realized by Telefónica Móviles España. As a percentage of net revenues from operations, operating income before depreciation and amortization increased to 50.6% for 2002 from 48.2% for 2001.

•	Latin American operations: Our Latin American operations accounted for 15.9% of operating income before depreciation and amortization for 2002. Operating income before depreciation and amortization in our Latin American operations showed a decrease of 13.2% compared to fiscal year 2001, to €593 million for 2002 from €684 million for 2001. This decrease was principally due to the depreciation in Latin American currencies, namely 233% and 31% depreciation in the Argentine peso and Brazilian reais, respectively. Because of these exchange rate variations, operating income before depreciation and amortization of our Latin American operations denominated in local currencies decreased once converted to euro. These exchange rate fluctuations had a negative impact of approximately 33.2%. As a percentage of net revenues from operations, Operating income before depreciation and amortization increased to 25.8% for 2002 from 25.5% for 2001, showing improved efficiency as a result of close monitoring of costs by the various companies.

•	European operations: We had negative operating income before depreciation and amortization in our other European operations of €225 million in 2002 due primarily to the commercial launch of GSM and GPRS in Germany, which began in November 2001 and was suspended in July 2002.

Depreciation and Amortization.    Depreciation and amortization increased by 4.6% to €1,316 million for 2002 from €1,258 million for 2001. As a percentage of net revenues from operations, depreciation and amortization decreased to 14.4% for 2002 from 15% for 2001. This was a result of the following factors:

•	Spanish operations: Our Spanish operations accounted for 51.9% of our total depreciation and amortization for 2002. This expense increased 4.4% to €684 million for 2002 from €655 million for 2001. As a percentage of net revenues from operations generated by our Spanish operations, depreciation and amortization decreased to 10.0% in 2002 from 11.3% in 2001. This decrease was principally due to economies of scale gained from the volume of operations, which has allowed us to reduce our fixed network costs per minute of customer use.

•	Latin American operations: Our Latin American operations accounted for 39.1% of our total depreciation and amortization for 2002. This expense decreased 4.1% to €515 million for 2002 from €537 million for 2001, due primarily to the depreciation of the Brazilian real and the Argentine peso, which more than offset the full consolidation of twelve months of operations in Mexico in 2002, including Pegaso’s operations since September 2002, compared to the full consolidation of only six months of operations for our Northern Mexico operators in 2001, as well as the full consolidation of the Tele Leste Group from January 2002. As a percentage of the net revenues from operations generated by our Latin American operations, depreciation and amortization increased to 22.4% for 2002 from 20% for 2001.

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

Financial Expense.    Our financial expense increased by 29% to €922 million for 2002 from €715 million for 2001, principally due to a 32% increase in interest on payables to Telefónica Group companies to €303 million in 2002 from €230 million in 2001 and a substantial increase in exchange losses to €502 million in 2002 from €346 million in 2001, which was offset in part by a 15% decline in other interest on payables and loans to €117 million in 2002 from €138 million in 2001. The increase in exchange losses was principally due to the depreciation in the Argentine peso, which had a negative impact of €34.7 million and the exchange rate hedging transactions euro/U.S. dollar during the period. Exchange losses are calculated using the exchange rate at fiscal year end. At fiscal year end 2002, the exchange rate for the Argentine peso was $1.00=3.37 pesos and €1.00=3.53 pesos. At fiscal year end 2001, the exchange rate for the Argentine peso was $1.00=1.7 pesos and €1.00=1.51 pesos.

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

Liquidity and Capital Resource Requirements

Our principal liquidity and capital resource requirements consist of the following:

•	capital expenditures for existing and new operations, including the roll-out of GSM networks in Mexico and Argentina;

•	acquisitions of new licenses, or other wireless operators or companies engaged in complementary or related businesses, such as our acquisition of BellSouth’s wireless operations in Latin America, and Telefónica Móviles Chile;

•	debt service requirements relating to our existing and future debt; and

•	costs and expenses relating to the operation of our business.

Capital Expenditures.    The following table presents our actual capital expenditures for 2001, 2002 and 2003 (excluding capital expenditures to acquire UMTS licenses):

	2001	2002	2003
	(millions of euro)
Spain	780	519	522
Rest of Europe	295	76	—

Western Europe	1,075	595	522
Latin America(1)	597	310	691
Other(2)	18	14	1

Total	1,690	919	1,214

(1)	Includes capital expenditures for years in which our Latin American operating companies are included in our combined financial statements. For 2001, includes with respect to our Argentina operations its capital expenditures during the 15 months ended December 31, 2001.
(2)	Principally Telefónica Móviles, S.A. (parent company), Terra Mobile (now Telefónica Interacciona) and M-Solutions (transferred to T Data at 2003).

The above table does not reflect capital expenditures to acquire UMTS licenses in Spain, Germany, Italy, Austria and Switzerland. See “—Capital Expenditures for UMTS Licenses.”

Our total capital expenditures totaled approximately €1,214 million for 2003, €919 million for 2002, and €1,690 million for 2001. Our total capital expenditure was €213.12 million for the three months ended March 31, 2004. In each of these periods, the principal capital expenditures related to the build-out and development of our networks in Spain and the other countries in which we operate. In Spain, we have introduced new services such as GPRS and MMS. In addition, we substantially expanded the capacity of our digital network in Spain in order to accommodate the rapid growth in our customer base, and rolled out the first phase of UMTS in Spain. In that period, we also made significant capital expenditures to increase the geographic coverage and capacity of our network in Brazil and to build up a GSM Network in México.

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

In October 2000, IPSE 2000 won an auction for one of five UMTS licenses in Italy for a total cost of €3,269 million, of which our pro rata share is €1,491 million. Approximately €2 billion was paid upon award of the license in October 2000, and the balance is payable over a ten-year period. We financed our pro rata share of the initial payment with debt financing, which was obtained from Telefónica S.A.

In November 2000, we acquired a UMTS license in Austria for a total payment of €117 million. We sold our Austrian subsidiary to Mobilkom Austria for a total sale price of €13.6 million, in December 2003. In January 2001, we acquired a UMTS license in Switzerland for a total payment of €32.5 million.

Debt Profile

The following table presents, at December 31, 2003, our historical debt at both the holding company and operating company levels, as well as information regarding interest expense of the weighted average interest rates of such debt:

	Maturity
	Short-Term	Long-Term	Total Debt	Interest Expense	Weighted Average Interest Rate
	(millions of euro)
Historical debt:
Telefónica Móviles, S.A.(1)	1,141	4,526	5,667	308	4.34%
European operations	33	338	371	30	1.83%
Latin American operations	602	505	1,107	304	6.72%

Total	1,776	5,369	7,145	642	4.71%

(1)	Refers to parent company only.

Historical Debt.    We had total debt in an aggregate principal amount of €7,145 million at December 31, 2003 (€5,087 million of net debt) and €8,224 million at December 31, 2002 (€6,973 million of net debt). On June 28, 2002, Telia Sonera (formerly Sonera) and Telefónica Móviles capitalized the shareholders loans related to the acquisitions of the UMTS license in Germany. The amounts capitalized by Telefónica Móviles and Telia Sonera are €4.077 billion and €3.051 billion, respectively. At December 31, 2003, total debt consisted of €1,776 million in short-term debt and €5,369 million in long-term debt. At December 31, 2002, total debt consisted of €991 million in short-term debt and €7,233 million in long-term debt.

At December 31, 2003, approximately €6,058 million, or 85%, of our total debt was payable to the Telefónica Group, and approximately €1,087 million, or 15%, of our total debt was payable to banks and other financial institutions. The majority of our debt to Telefónica, S.A. was incurred in connection with our acquisition of UMTS licenses in Germany, Italy, Austria and Switzerland. Historically, as a wholly-owned subsidiary of Telefónica, S.A., we believe that most of our debt was substantially at market terms when arranged or incurred. In connection with the allocation of assets and debt lent to us by the Telefónica Group prior to our initial global public offering, the terms, particularly the weighted average interest rate of our debt with the Telefónica Group, was brought into line with available market terms.

Our total debt includes both fixed-rate and variable-rate debt. At December 31, 2003, approximately 43.5% of our debt was fixed-rate and the remainder of our debt was variable-rate. In April 2002, in coordination with Telefónica, S.A., we started a plan to restructure the profile of our debt. A significant portion of our cash and marketable securities on hand have been used to prepay our debt. Furthermore, we have also modified the fixed-rate versus variable-rate interest profile of our long-term debt. Our total debt also consists of debt denominated in euro, U.S. dollars, Brazilian reais and, to a lesser degree, other currencies. At December 31, 2003, and after taking into account hedging transactions, approximately 78% of our debt was denominated in euro; 3.4% in U.S. dollars; 18.6% in Brazilian reais, and a small amount in other currencies. We have entered into swaps and other derivative-based transactions, in large measure, to hedge interest-rate and exchange-rate risks relating to our debt. See note 17 to the consolidated and combined financial statements and the discussion under “Item 11. Quantitative and Qualitative Disclosure About Market Risks” for a discussion of our market risks relating to interest rates and foreign exchange rates at December 31, 2003.

The agreements and instruments governing the debt incurred by us do not, in our view, subject us to any material financial or negative covenants. By contrast, the agreements and instruments pertaining to the debt of our operating companies in Latin America impose various customary financial and negative covenants such as ratios of debt to EBITDA and EBITDA to financial expenses, limitations on asset sales, mergers, etc., and negative pledges. These debt instruments define EBITDA as the sum of net income, (income/loss) attributable to minority interests, taxes, financial interests, amortization, depreciation and legal provision that do not require a cash disbursement, minus (gain/loss) of companies accounted for by the equity method. None of the debt of our operating companies contains cross-default or cross-acceleration provisions tied to the debt of Telefónica Móviles, S.A. (parent company). However, most of such debt contains customary cross default provisions to other debt of the same issuer and some of such debt contains cross default provisions relating to indebtedness of other companies in the group other than Telefónica Móviles, S.A. (parent company).

Debt Service Requirements.    We have significant debt service requirements arising from debts payable to the Telefónica Group, which conducts the treasury operations for the Telefónica Group, and debts payable to banks and other financial institutions. These debt service requirements consist of interest payments, which are reflected in our statements of operations under “Financial expense,” and principal payments. Financial expense also includes the effects of foreign currency movements on debt denominated in currencies other than the euro. Our interest expense, excluding effects of foreign currency movements, totaled approximately €642 million in 2003 as compared with €415 million in 2002. This increase was mainly due to the consolidation of Brasilcel.

Historical Dividend Payments

Historically, Telefónica Móviles España, our Spanish operating company, made significant dividend payments to Telefónica, S.A., including €274 million in 1999 and €210 million in 1998.

On April 1, 2003, the Shareholders’ Meeting of Telefónica Móviles resolved to pay a gross dividend of €0.175 on each of the Company’s shares in circulation, with a charge to the “Additional Paid-in Capital” caption. This dividend was paid on June 18, 2003.

On April 16, 2004, the Shareholders’ Meeting of Telefónica Móviles resolved the payment of a cash dividend, with a charge to profits for the Fiscal year 2003, for an amount of €0.1838 gross, to each of the Company’s current issued and outstanding shares, with a right to collect said dividend.

Payment was made on June 16, 2004, through the entities participating in the securities and clearing institution “Iberclear” and the retentions requested by applicable legislation will be applied.

Sources of Liquidity and Capital Resources

Our primary sources of liquidity and capital resources have traditionally consisted of the following:

Net Cash Provided by Operating Activities.    Our principal source of liquidity has historically been cash provided by operating activities. Our cash provided by operating activities was €3,681 million in 2003 and €2,157 million in 2002.

Debt Financing Strategy.    Although, in the future, we may seek to access local and international loan and debt capital markets, we intend to rely principally upon Telefónica, S.A. to make borrowings or issue debt securities on our behalf and then on-lend the net proceeds to us. We anticipate that the on-lendings will be based on arm’s length terms and will reflect the prevailing market conditions for borrowers and issuers of debt securities of similar credit quality to our own. We do not expect to pay any fees or other amounts to Telefónica, S.A., other than, possibly, amounts which will be insignificant, for its role in financing our liquidity or capital resource requirements. Telefónica, S.A. is under no obligation, however, to provide us with sources of liquidity or capital resources. Our debt outstanding in credit lines with the Telefónica Group was €1,956 million and €1,409 million at December 31, 2003 and December 31, 2002, respectively.

Shareholders’ Equity

We had shareholders’ equity of €4,040 million at December 31, 2003 and €3,248 million at December 31, 2002. As reflected in the consolidated and combined balanced sheets, net equity investment by Telefónica, S.A. consists of the accumulated undistributed net income of our company and our operating companies, capital contributions that had been made from time to time by Telefónica, S.A. and translation differences resulting from the effects of exchange rate fluctuations on the net assets of our companies domiciled outside of Spain. We intend to maintain a capital structure that will enable us to obtain and retain investment grade ratings from major rating agencies for any debt securities that we may issue in the future. We cannot be certain that our future financial requirements will not be greater than expected or that future conditions in the loan and debt and equity capital markets will not adversely affect our ability to meet these requirements, particularly if the cost of capital increases as we and other wireless operators seek increasingly large amounts of debt and equity financing to develop and expand our and their respective operations.

Committed Credit Lines

We maintain a committed line of credit with the Telefónica Group. This credit line totaled €2,195 million at December 31, 2003 and €3,195 million at December 31, 2002, of which €239 million and €1,786 million were unused at December 31, 2003 and December 31, 2002, respectively. This credit line contains customary default provisions that could impact the continued availability of credit or result in the acceleration of repayment. These events include bankruptcy, defaults in payment of other indebtedness, judgments against us that are not paid or insured or failure to meet or maintain certain covenants. We have no unused committed credit lines at December 31, 2003 with financial institutions. We do not maintain any uncommitted lines of credit.

We believe that cash provided by operating activities, our debt financing, and our committed credit lines will provide sufficient financial resources to meet our projected capital and other expenditure requirements and to settle or refinance our projected liabilities as they fall due. However, if we have underestimated our capital requirements or overestimated our future cash flows, we may be forced to issue equity or incur additional debt, including entering into lease arrangements. We cannot assure you that future conditions in financial markets will not adversely affect our financial condition or results of operations.

Related Party Debt

(euro in millions)	Telefónica Móviles	Telefónica Móviles España	Móviles Interacciona	Móviles México	Móviles Perú	Short Term	Long Term	Weighed average type	Use of Proceeds
Telefónica, S.A.	5,667					1,141	4,526	4.34%	• Investments in UMTS • Capital participations • Financing needs of subsidiaries • Capital expenditures • Operating expenditures • Amortization of debt • Financing costs
TELFISA-BEI		313	7			33	287	1.86%	• Capital expenditures
Telfisa México				19		19	—	1.72%	• Working capital
Telefónica del Perú S.A.A.					51		51	4.28%	• Working capital • Capital expenditures

Total	5,667	313	7	19	51	1,193	4,864	4.20%

Reconciliation to U.S. GAAP

Our financial statements have been prepared in accordance with Spanish GAAP. Shareholders’ equity would have been €4,599 million under U.S. GAAP compared to €4,040 million under Spanish GAAP at December 31, 2003 and €4,006 million under U.S. GAAP compared to €3,248 million under Spanish GAAP at December 31, 2002.

Net income would have been €1,815 million under U.S. GAAP compared to €1,608 million under Spanish GAAP for 2003 and €(3,647) million under U.S. GAAP compared to €(3,724) million under Spanish GAAP for 2002. For 2001, net income would have been €320 million under U.S. GAAP compared to €893 million under Spanish GAAP.

The increase in net income under U.S. GAAP in 2003 as compared with net income under Spanish GAAP is principally related to the net amortization of goodwill, treatment of start-up expenses, capital increase expenses, recognition of tax credits in period initially awarded derivatives and hedging activities and revenue recognition principles. See Notes 20.6, 20.1, 20.3, 20.9, 20.11 and 20.4 to the consolidated financial statements.

The increase in net income under U.S. GAAP in 2002 as compared with net income under Spanish GAAP is principally related to the net amortization of goodwill, treatment of start-up expenses, capital increase expenses, derivatives and hedging activities and revenue recognition principles. See Notes 20.6, 20.1, 20.9 and 20.4 to the consolidated and combined financial statements.

The decrease in net income under U.S. GAAP in 2001 as compared with net income under Spanish GAAP is principally related to goodwill impairments, treatment of start-up expenses and revenue recognition principles. In December 2001, we performed a goodwill impairment analysis on our recorded goodwill. As a result of this analysis, we determined that the goodwill related to Tele Sudeste was impaired and accordingly reduced the goodwill by approximately €362 million under U.S. GAAP. The decrease in net income under U.S. GAAP compared with net income under Spanish GAAP was also due to start-up expenses, which under Spanish GAAP may be capitalized but under U.S. GAAP must be expensed as incurred. Finally, such decrease in net income under U.S. GAAP was due to certain deferrals of revenues required under U.S. GAAP. See notes 20.6, 20.1.b and 20.4 of the consolidated and combined financial statements.

See note 20 to the consolidated and combined financial statements for a description of the principal differences between Spanish GAAP and U.S. GAAP as they pertain to us and for a quantitative reconciliation of net income and shareholders’ equity from Spanish GAAP to U.S. GAAP.

Hedging Policy

Exchange rate fluctuation (specially for Latin American currencies) has negatively impacted our results of operations. Specifically, consolidated operating income before depreciation and amortization for fiscal year 2003 was €4,463 million. Excluding the impact of currency fluctuation, consolidated operating income before depreciation and amortization would have been 3.4% higher for 2003 and 7% higher for 2002. In order to hedge the possible adverse impact of the exchange rate fluctuations on our operating results, we primarily seek to mitigate the impact on the value of our assets by financing the purchase of such assets, as well as our local operations by incurring debt denominated in local currencies when available and under attractive market conditions. Occasionally, we hedge this risk by entering into other financial instruments including exchange rate swaps. In accordance with our risk management policy in most cases we enter into hedging transactions to cover debt payments or payments denominated in foreign currencies. For further information on the risks we face, please see “Item 11 Quantitative and Qualitative Disclosure About Market Risk.”

Seasonality of Our Business

Our business is subject to a certain degree of seasonality, characterized by a higher number of new clients in summer and, as a result of increased handset sales, in the Christmas season. We believe that this seasonality is driven by Christmas marketing campaigns and higher mobile telephony usage during vacation periods, although we believe there is no intrinsic business rationale for this trend to continue in the future. In addition, roaming revenue derived from visitors who use Telefónica Móviles España’s network normally represents 3% to 4% of Telefónica Móviles España’s quarterly operating revenue. In the third quarter, such revenue normally increases to 5 to 6%, in line with increased visitors to Spain in the summer months.

C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We cooperate with the research and development departments of various handset manufacturers to ensure the development and success of GPRS and UMTS-ready handsets with capacity to transmit data at high speeds. We engage in our own research and development to ensure compatibility between our services and products and the latest handset models and to develop new services. At the end of 1999 we set up a Development and Technologies Center dedicated to the development of wireless internet products and services. This center develops projects in conjunction with universities and Spanish and international companies in the wireless sector, to increase public awareness of the possibilities offered by wireless communications. We spent approximately €190 in 2003 and €275 million in 2002 on our research and development activities.

In November 2001, Telefónica Móviles España, together with Ericsson, Hewlett Packard and the regional government of Cataluña created Tempos21, Innovación en Aplicaciones Móviles, S.A., with the objective of conducting research and development on wireless services and applications based on the GSM, GPRS and UMTS standards or other technologies that may be developed. Tempos21, which began operations in 2002, is developing, implementing and managing wireless internet related products and other wireless services and applications for enterprises (B2B and B2B2C). Tempos21 also provides consulting services and develops integrated solutions for the aforementioned sectors. Telefónica Móviles España holds a 38.5% interest in Tempos21. We carry Tempos21 by the cost method in our consolidated and combined financial statements as of December 31, 2001, 2002 and 2003. The gross and net book value Tempos21 in our consolidated financial statements as of December 31, 2003 amounts to €5,091 thousand and €3,489 thousand, respectively.

D.    TREND INFORMATION

The penetration rate in the Spanish market for wireless services was 88% at December 31, 2003. While we believe the penetration rate in Spain will continue to increase, we do not expect that it will continue to grow at the same high rates that it has experienced in the recent past. In this context, we are focused on selective customer acquisition, customer retention and enhancing value from existing customers, setting the bases for future traffic growth and the roll-out of new services, where economies of scale are generated.

In an effort to further increase customer loyalty and usage, Telefónica Móviles España is encouraging customer migration from its pre-paid plans to its contract plans by amending the terms of its contract plans. As of March 2002, the contract plans of Telefónica Móviles España no longer contain a monthly fee, instead they require a minimum usage commitment. This change has been, in part, responsible for the increase of 5.2 percentage points in its contract customer mix in 2003 compared to 2002 and has also encouraged increased spending from its contract customers. In 2003, migrations from pre-paid to contract plans have increased by 63% relative to the previous year, to more than 1.1 million customers.

One of the key strategies to consolidate the wide base of customers in all the segments and to encourage the use of new services is the opportunity for handset upgrades through loyalty programs. We have devoted significant efforts to the loyalty programs and handset upgrades. The total volume of handsets exchanged in 2003 rose to 4 million units, an increase of 71% compared to 2002.

Our high-quality and highly competitive offerings, as well as the success of our policy to encourage migration, has had a decisive impact on improving minutes of usage trends. Minutes of usage posted an annual increase of 10.2% for 2003 as a whole.

Our customers’ use of data and content services is also rapidly growing. In absolute terms, total SMS passed through the Telefónica Móviles España network in 2003 exceeded 9.3 billion messages, 11% more than the previous year. The increased usage of voice services is accompanied by the consolidation of the data business as a key element in Telefónica Móviles España’s revenue structure.

Our operations in Latin America, although in an expansion phase of development, are generally at an earlier point in achieving the market penetration growth that we have experienced with our operations in Spain. As a result, our customer acquisition costs in Latin America are generally higher on a per customer basis and our operating margins are generally lower than in Spain. In Latin America our managed customer base increased from 21.4 million at December 31, 2002 to 30.3 million at December 31, 2003. The substantial portion of our growth in Latin America has resulted from an emphasis on pre-paid wireless services. At December 31, 2003, pre-paid customers accounted for 78% of our managed customers in Latin America.

This section contains forward looking statements that are based upon certain assumptions. Such forward-looking statements are not guarantees of future performance and involve numerous risks and uncertainties, and actual results may differ materially from those anticipated. For a discussion of important factors that could cause such differences please see the discussion in this section as well as “Item 3—Risk Factors”, “Item 4—Information on the Company”, Item 5—Operating and Financial Review and Prospects” and “Item 11—Quantitative and Qualitative Disclosures about Market Risk”.

E.    OFF- BALANCE SHEET COMMITMENTS

We have commitments that could require us to make material payments in the future. These commitments are not included in our consolidated balance sheet at December 31, 2003. A summary of our principal off-balance sheet commitments as of the date of this annual report is provided below. These commitments are primarily contingent obligations in the form of guarantees for our subsidiaries and put and call rights with respect to some of our joint ventures. These arrangements allow us to provide the necessary credit support for some our subsidiaries to develop their operations and allow us to enter into joint ventures on market terms. As of the date of this annual report, we are not aware of any events that would result in the material reduction to us of any of these off-balance sheet arrangements. For a more detailed discussion of our off-balance sheet commitments please refer to notes 15 and 18 of our consolidated and combined financial statements.

IPSE 2000 (Italy)

Ferrovie Agreement

On October 25, 2000, IPSE 2000 entered into an agreement with Rete Ferroviaria Italiana S.p.A. (formerly known as Ferrovie dello Stato S.p.A.), an Italian railway company owned by the Italian government. Pursuant to this agreement, IPSE 2000 has been granted certain access rights to, and rights of use of, a specified portfolio of such railway company’s sites. Telefónica, S.A., our parent company, has guaranteed amounts due under this agreement for an amount of up to €48.2 million. We expect to enter into a back-to-back guarantee with Telefónica, S.A. to cover an amount equal to our interest in IPSE 2000 or, alternatively, we expect the guarantee issued by Telefónica S.A. to be transferred to us for an amount equal to our interest in IPSE 2000.

UMTS Guarantee

On December 11, 2000, a syndicate of banks agreed to issue a guarantee in an aggregate amount of €1,292 million on behalf of IPSE 2000 to the Italian Ministry of Treasury. This guarantee covered the deferred portion of IPSE 2000’s required payment for its UMTS license in Italy. As of December 31, 2003, the guarantee amount was €873.4 million. Telefónica, S.A. has agreed to guarantee to the syndicate of banks up to a maximum amount of €509.5 million. We in turn agreed to guarantee Telefónica, S.A. for a maximum amount of €467.7 million, which represents our participation in IPSE 2000.

As of December 31, 2003, the amount payable for the UMTS license was €842.3 million, including €16 million for the main frequency and €826.3 million for the additional 5 MHz of spectrum which was awarded to IPSE 2000, S.p.A. by the Italian Government. IPSE 2000, S.p.A. has subsequently returned to the Italian Government the additional 5MHz of spectrum, although this return is still under dispute between IPSE 2000, S.p.A. and the Italian Government.

Telefónica Móviles España (Spain)

UMTS Bank Guarantees

With respect to our UMTS license in Spain, we were required to provide bank guarantees totaling €1,100 million to secure the commitments assumed in our UMTS license application. These guarantees support several network build-out requirements, research and development requirements and job creation requirements, and are released from time to time as milestones are reached. On July 28, 2003, we were released from these guarantees by the Secretary of State for Telecommunications and for the Information Society. A new system of guarantees was subsequently put in place. Although this new system does not modify nor reduce our commitments, the guarantees are allocated over a four-year period, as follows:

•	Period 0 (until service launch): €167.5 million;

•	Year 1: €167.5 million;

•	Year 2: €149.5 million;

•	Year 3: €114.8 million; and

•	Year 4: €114.8 million.

Medi Telecom (Morocco)

Telefónica Móviles España, as a stockholder of Medi Telecom, signed in October 2000 a “Stockholders’ Support Agreement” together with Portugal Telecom and the BMCE Group. This commitment requires the signatories to jointly and severally provide up to €210 million of financial assistance to Medi Telecom in the event of noncompliance with financial clauses. The financial commitment of Telefónica Móviles España is automatically cancelled if Medi Telecom reaches a specific level of total debt to operating income before depreciation and amortization within a specific period of time and if it fulfills all its obligations under the loan agreement. As a result of the loans and the capital increases subscribed in 2003, among others, by Telefónica Móviles España, S.A., and the aforementioned agreement between Telefónica Móviles España, Portugal Telecom and the BMCE Group, the total amount was reduced to €118.3 million as of December 31, 2003.

NewComm Wireless (Puerto Rico)

On September 29, 2003, we agreed to counter guarantee Telefónica Internacional, S.A. for its guarantee of the Telefónica Móviles Puerto Rico’s (one of our subsidiaries) obligations under an €11 million loan granted by Banco Santander de Puerto Rico (as of June 2004 the outstanding amount is €8.97 million). This loan matures on December 31, 2004.

On December 23, 2003, we agreed to counter guarantee Telefónica, S.A. for its guarantee of the NewComm Wireless Services, Inc. de Puerto Rico’s obligations under a US$61 million bridge loan granted by ABN AMRO. This loan matures on December 31, 2004.

Furthermore, we have also arranged a counter guarantee with Telefónica SA for the obligation of Newcomm Wireless Services, Inc de Puerto Rico relating to the repayment of US$51.3 million of debt owed to the U.S. Federal Communications Commission (“FCC”). The guarantee is subject to Telefónica Móviles obtaining FCC approval to purchase an additional 0.2% interest in Newcomm. Once the guarantee is issued, our partner in Newcomm, Clearcomm L.P. will counter guarantee us for their pro rata share of then outstanding debt.

3G Mobile Telecommunications (Austria)

In December 2003, the purchase and sale agreement of the Austrian company 3G Mobile Telecommunications GmbH signed between Telefónica Móviles España, S.A. and Mobilkom Austria Aktiengesellschaft & Co KG (Mobilkom) was executed. As required under the agreement, Telefónica Móviles España arranged a first-call bank guarantee for Mobilkom concurrently with the sale, to secure the payment of any possible tax contingencies. This guarantee was issued by Société Générale for €1.65 million for a maximum period of two years. Concurrently, we agreed to counter guarantee Société Générale for the same amount over the same period.

Telefónica Móviles Mexico (Mexico)

Burillo Group

Our agreement with the Burillo Group to create Telefónica Móviles Mexico includes put rights for the Burillo Group and call rights for us with respect to the Burillo Group’s shares in Telefónica Móviles Mexico. The Burillo Group has a put right to require us to purchase its shares in Telefónica Móviles Mexico in 2007 or 2008. This put right is exercisable if the Burillo Group’s interest in Telefónica Móviles Mexico decreases to less than 50% of its original ownership interest, after the occurrence of the event that results in such a dilution of its interest. If the Burillo Group does not exercise its put rights, we have a call right, after December 2008. This call right will require the Burillo Group to sell to us its entire interest in Telefónica Móviles Mexico.

In each case, the purchase price will be determined based on a valuation of Telefónica Móviles Mexico performed pursuant to the procedures in our agreement with the Burillo Group. The minimum purchase price is an amount based on the Burillo Group’s original investment of US$159.9 million in Telefónica Móviles Mexico, plus interest and less any cash received by the Burillo Group. If the Burillo Group exercises its put right or we exercise our call right, we have agreed to pay a portion of the purchase price in cash equal to the minimum purchase price. The remaining portion of the purchase price, if any, will be paid, at our choice, in cash, in our shares or a combination of the two.

GTM

We have issued a support letter in Mexico for our affiliate Grupo de Telecomunicaciones Mexicanos S.A de C.V., or GTM. This is a letter of support for GTM’s request to the Mexican regulator, COFETEL, for a national long distance license. The maximum amount of the support commitment is 124,154,700 Mexican pesos (approximately €9.1 million considering an exchange rate of 13.7036 Mexican pesos per euro).

Portugal Telecom (Brazil)

On October 17, 2002, we, Portugal Telecom and PT Moveis entered into a Shareholder’s Agreement and Subscription Agreement that implemented a joint venture framework agreement signed in January 2001. Pursuant to this agreement, that establishes equality in voting rights in Brasilcel between Telefónica Móviles and the Portugal Telecom Group, if the percentage of ownership of Portugal Telecom falls below 40% during an uninterrupted six-month period prior to December 31, 2007, Portugal Telecom would be entitled to sell to us all of its ownership interest in Brasilcel N.V. This put option would be exercisable for the 12 month period beginning once the six month uninterrupted period mentioned above is completed. This put option may not, however, be exercised if Portugal Telecom Group increased its ownership interest to 50% of the total capital stock of Brasilcel N.V. The price we would pay if this put option were exercised would be calculated on the basis of an independent appraisal pursuant to the terms provided for in the Shareholders’ Agreement and Subscription Agreement. Subject to various conditions, the payment could be made, at our choice, in (i) cash, (ii) our shares and/or Telefónica, S.A. shares, or (iii) a combination of the two.

Also, in accordance with the Shareholders’ Agreement and Subscription Agreement, the Portugal Telecom Group is entitled to sell to us all of its ownership interest in Brasilcel, N.V. if:

•	we underwent a change of control;

•	one of our subsidiaries that held a direct or indirect ownership interest in Brasilcel N.V. underwent a change of control; or

•	Telefónica S.A. underwent a change of control.

Similarly, we will be entitled to sell our interest in Brasilcel, N.V. to the Portugal Telecom Group if there is a change of control at Portugal Telecom SGPS, S.A., PT Moveis SGPS, S.A. or any other subsidiary of either company that held a direct or indirect ownership interest in Brasilcel N.V. In either case, the price would be determined on the basis of an independent appraisal pursuant to terms in the Shareholders’ Agreement and Subscription Agreement.

F.    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth aggregate information about our principal contractual obligations by type of obligation at December 31, 2003, and the periods in which payments are due.

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(million of euros) (1)
Debentures and Bonds	69	—	69	—	—
Other Instruments Negotiable	21	21	—	—	—
Notes Payable	117	17	—	6	94
Loans and credits	5,331	1,175	1,612	2,058	486
Loans and credits Foreign Currency	1,607	563	849	172	23
Financial Guarantee (2)	468	468	—	—	—
Dividends (3)	796	796	—	—	—

	8,409	3,040	2,530	2,236	603

(1)

Contractual commitments denominated in dollars have been translated into euro at U.S.$1.263 = €1.00, the noon buying rate for euro on December 31, 2003. Actual amounts paid in dollars may differ at the payment date.

(2)	It guarantees Ipse’s debt with Italian State for the deferred payment of the UMTS license awarded in that country, in the percentage corresponding to the Company. This guarantee initially accounted for €1,292 million, having being reduced to the total actual guaranteed amount of €873.4 million.
(3)	Our Board of Directors, at its meeting of February 17, 2003, has decided to strengthen its commitment to the shareholder remuneration policy initiated at its meeting of February 18, 2002, by resolving to propose to the Annual General Meeting of Shareholders corresponding to the fiscal year 2003, the payment of a dividend of 0.1838 Euros per share.

Additionally, the Telefónica Móviles Group has contractual obligations that by their nature are not included in the financial statements at December 2003. These contractual obligations are shown by type of obligations and payment in the following table:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(million of euros) (1)
Capital leases obligations	2	2	—	—	—
Operating leases	1,008	121	348	193	346
Unconditional purchase obligations	431	333	84	9	4
Other long term obligations (OPEX)	2	—	2	—	—

	1,443	456	434	202	350

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND SENIOR MANAGEMENT

Management

Board of Directors

Under the Spanish Corporation Law, the board of directors is responsible for management, administration and representation of the company in all matters concerning our business, subject to the provisions of the by-laws (estatutos) and resolutions adopted at the general shareholders’ meetings. The board of directors will seek to propose candidates for election to the board of directors comprised of a majority of candidates from outside of our company, including both independent directors and representatives of our controlling shareholder, Telefónica, S.A. Under the “Good Corporate Governance” standards of the Spanish National Securities Commission, (Comisión Nacional del Mercado de Valores), or CNMV, and the Rules and Regulations governing our board of directors, specify that independent directors must be individuals who meet conditions that ensure their impartiality and objectivity, including that:

(i)	they do not have or have not had recently any material direct or indirect employment, commercial or contractual relationship with us, our executives, our directors who were nominated for appointment by our controlling shareholder, credit institutions occupying a prominent position in our financing, or organizations that receive significant subsidies from us;

(ii)	they are not directors of another listed company whose board of directors includes any directors that serve on our board of directors; and

(iii)	they do not have close family ties with any of our executives or any directors that represent the interest of our parent company, Telefónica S.A.

Under our by-laws, the board of directors consists of a minimum of three and a maximum of nineteen members elected by the holders of ordinary shares at a meeting of shareholders, with the actual number being determined by a resolution passed at the shareholders’ meeting. The number of directors is currently fixed at 14. Directors are elected by our shareholders to serve a five-year term and may be re-elected to serve for an unlimited number of terms. Pursuant to Article 138 of the Company Law of Spain (Ley de Sociedades Anónimas), if during the term of appointment of a Director a vacancy occurs (for whatever reason) or if a director does not serve out his or her entire term, the Board of Directors may fill the vacancy by appointing a shareholder as a replacement director to serve until the next general shareholders’ meeting. At the general shareholders’ meeting, the appointment may be ratified or a new director may be elected to fill the vacancy, which is referred to as a cooptation. A director may resign or be removed from office by the shareholders at the shareholders’ meeting. Our by-laws provide that a majority of the members of the board (represented in person or by proxy) constitute a quorum. Except as described below, resolutions of the board of directors are passed by an absolute majority of the directors present or represented at a board meeting.

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

Committees of the Board

Our board of directors has established a delegate committee, an audit and control committee, and a nominating and compensation committee in accordance with the recommendations set forth in the Good Corporate Governance standards. Each of the audit and control committee and the nominating and compensation committee is required by board regulations to have a minimum of three and a maximum of five non-managing directors. Non-managing directors are directors that do not hold a managing position within the Telefónica Móviles Group. Non-managing directors includes both (i) independent directors that meet the criteria for independence as set by Spain’s Good Corporate Governance Standards and the rules of the New York Stock Exchange and (ii) directors affiliated with Telefónica S.A., our controlling shareholder (Dominicales). A significant majority of our directors (13) are non-managing directors. Of these directors, five are independent. This requirement is also provided for in the by-laws of the company with regard to the audit committee. The following is a brief description of the committees of our board of directors.

Delegate Committee

The delegate committee functions as an executive committee of the board of directors to which are delegated all of the powers of the board of directors other than powers specified as non-delegable under the Spanish Corporation Law and our by-laws. On April 29, 2003, the Board of Directors, resolved, without prejudice to the powers already delegated to the Committee and in line with the recommendations on Good Governance, to entrust to the Committee the functions that are normally assigned to strategy committees. The role of the Executive Committee has thus been revitalized.

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

In addition, as provided for by new article 19 bis, approved by our last General Ordinary Shareholders Meeting held on April 1, 2003, the Audit and Control Committee is responsible for:

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

Directors

The following are our current directors and their respective positions and ages at July 8, 2004:

Name	Age	Position	Date of appointment
Antonio Viana-Baptista*	46	Chairman and Chief Executive Officer	August 29, 2002
Luis Lada Díaz	54	Director	August 10, 2000
José María Alvarez-Pallete López	40	Director	February 14, 2000
Lars M. Berg	56	Director	October 20, 2000
Miguel Angel Canalejo Larrainzar	62	Director	October 20, 2000
Maximino Carpio García	59	Director	October 20, 2000
Fernando Xavier Ferreira	55	Director	October 20, 2000
Victor Goyenechea Fuentes	53	Director	October 20, 2000
Antonio Massanell Lavilla	49	Director	October 20, 2000
Alfonso Merry del Val Gracie	57	Director	October 20, 2000
Fernando de Almansa Moreno-Barreda	55	Director	April 1, 2003
Alejandro Burillo Azcarraga	52	Director	April 1, 2003
Javier Echenique Landiribar*	52	Director	May 31, 2002
José María Más Millet*	50	Director and Secretary	June 18, 2002

*	Mr. Antonio Viana-Baptista, Mr. José María Más Millet and Mr. Javier Echenique Landiribar were appointed by the Board of Directors through a cooptation procedure and their appointments were ratified by the General Shareholders Meeting held on April 1, 2003. See “—Management—Board of Directors” for a description of the cooptation procedure.

Directors serve a five-year term from the date of appointment, and may be re-elected for additional terms.

A significant majority of our directors (13) are non-managing directors. Furthermore, we have appointed five independent directors to satisfy requirements of the Good Corporate Governance Standards and the rules of the New York Stock Exchange. Messrs. Berg, Canalejo Larrainzar, Merry del Val, Echenique and Más Millet are the independent directors on the board of directors. Likewise in accordance with the rules of the board of directors eight directors have been proposed for appointment by the majority shareholder. Mr. Lada Diáz, Mr. Álvarez-Pallete López, Mr. Carpio García, Mr. Goyenechea Fuentes, Mr. Massanell Lavilla, Mr. Ferreira, Mr. Burillo and Mr. de Almansa Moreno-Barreda have been proposed for appointment by our majority shareholder Telefónica, S.A.

The delegate committee of the board of directors consists of Messrs. Viana-Baptista, Álvarez-Pallete, Merry del Val, de Almansa Moreno-Barreda, Canalejo Larrainzar, Echenique Landiribar, Lada Díaz, and Más Millet and is chaired by Mr. Viana-Baptista.

The audit committee of the board of directors consists of Messrs. Canalejo, Echenique and Álvarez-Pallete and is chaired by Mr. Canalejo.

The nominating and compensation committee of the board of directors consists of Messrs. Echenique, Carpio García, Merry del Val, Berg, Más Millet and is chaired by Mr. Echenique.

Executive Officers

The executive officers are elected by, and serve at the pleasure of, the board of directors. Below is a list of our current executive officers and their respective positions with our company and ages at July 8, 2004.

Name	Age	Position
Antonio Viana-Baptista	46	Chairman and Chief Executive Officer
Félix Pablo Ivorra Cano	57	Executive Vice-President for Brazil and South America
Ernesto López Mozo	40	Chief Financial Officer
Fernando Herrera Santa María	42	Chief Commercial Officer of Telefónica Móviles España, S.A.
Antonio Hornedo Muguiro	49	General Counsel and Vice Secretary (non-member) of the Board of Directors
Ignacio Camarero García*	53	Chief Operating Officer of Telefónica Móviles España, S.A.
Francisco Ruiz Vinuesa	54	Executive Vice-President for Mexico, Central America and the Caribbean
Javier Aguilera Arauzo*	51	Chief Executive Officer of Telefónica Móviles España, S.A.
Manuel Costa Marques	44	General Manager of Development of Latin American Business
Luis Miguel Gilpérez*	45	Executive Director of the International Area of Telefónia Móviles
José Molés Valenzuela	48	General Manager of Telefónica Móviles Mexico

The following is the biographical information for each of our directors:

Antonio Viana-Baptista serves as Chairman and Chief Executive Officer since August 2002. He is an economist who graduated from the Catholic University of Lisbon in 1980. He has a post graduate in European Economy (1981), and an MBA, obtained with a distinction mention, from INSEAD (Fontainebleu). He is member of the board of directors, the Delegate Committee and the Executive Committee of Telefónica S.A. He is also Chairman of Telefónica Móviles España, S.A. and member of the board of directors of Telefónica Internacional, S.A., Portugal Telecom SGPS, Brasilcel N.V., CTC Chile, Telefónica de Argentina, S.A. and Telecomunicações de São Paulo S.A. Until July 2002, he served as President of Telefónica Internacional and Executive President of Telefónica Latinoamerica. Before that he also served from 1991 until 1996, as Executive Director of BPI (Banco Portugues de Investimento). From 1985 until 1991 Mr. Viana-Baptista was Principal Partner of McKinsey & Co. in Madrid and Lisbon.

Luis Lada Díaz serves as a director. He is currently board member and General Manager for Corporate Strategy and Regulatory Affairs of Telefónica, S.A. He holds a degree in telecommunications engineering and joined the Telefónica Group in 1973 in the Research and Development Department, rising through the ranks to hold various managerial and executive positions. In 1989, Mr. Lada was Deputy General Manager for Technology, Planning and International Services when he left the Telefónica Group to join Amper Group, a telecommunications systems and equipment manufacturer as General Manager for Planning and Control. Mr. Lada returned to the Telefónica Group in 1993 as Controller of the Subsidiaries and Participated Companies. In 1994, he was appointed as CEO of Telefónica Móviles España S.A., and was promoted to Chairman of

Telefónica Móviles, S.A. in August 2000. He served as President until July 2002 after which he accepted his present position. He also serves on the board of directors of Telefónica Internacional, S.A. and Sogecable, S.A.

José María Álvarez-Pallete López serves as a director. He was appointed Chairman and Chief Executive Officer of Telefónica Internacional on July 24, 2002. He began his career at Arthur Young Auditors in 1987. In 1988, he joined Benito & Monjardin/Kidder, Peabody & Co., where he held various positions in the research and corporate finance departments. In 1995, he joined Valenciana de Cementos Portland (Cemex) as head of the Investor Relations and Studies department. In 1996, he was promoted to Financial Manager for the company in Spain, and in 1998 to General Manager for Administration and Financial Affairs for Cemex Group’s interests in Indonesia, headquartered in Jakarta. José María Álvarez-Pallete joined Telefónica in February 1999 as CFO of Telefónica Internacional. In September of the same year, he became CFO of Telefónica, S.A. He is a member of the following Boards of Directors: Telefónica de España, Telefónica Móviles, Telefónica Móviles España, Telefónica Data, Telefónica Internacional, TPI, Telefónica de Argentina, Telesp, Telefónica CTC Chile, Telefónica de Perú, Cointel, Compañía de Teléfonos de Chile Transmisiones Regionales and Telefónica Larga Distancia de Puerto Rico. Mr. Álvarez-Pallete holds a graduate degree in Economics from the Complutense University of Madrid. He also studied Economics at the Université Libre de Belgique.

Lars M. Berg serves as a director. Since August 2000, Mr. Berg has been an independent investor and consultant and non-executive board member of several companies in the telecommunications and financial industries, and currently serves as a director of, among others, Eniro AB, Ratos AB, Net Insight AB, Anoto and Viamare. In March 1999, he joined Mannesmann AG, Dusseldorf, as one of the members of the Executive Board, responsible for telecommunications, and from 1994 until 1999 he was President and Chief Executive Officer of Telia AB, a telecommunications operator in the Nordic/Baltic area. Between 1970 and 1994 he held various management positions in the Ericsson Group, including the position of President of Ericsson Venezuela, Ericsson Radio Systems Sweden AB, Ericsson Cables AB and Ericsson Business Networks AB, among others. He was a member of the Ericsson Corporate Management Committee for 10 years. Mr. Berg received a degree in business administration from the Gothenburg School of Economics in 1970

Miguel Angel Canalejo Larrainzar serves as a director. He studied at the Escuela Técnica Superior de Ingenieros Industriales in Madrid and completed his professional training at IESE. Mr. Canalejo is the Chairman of our Audit and Control Committee. In 1967 he began working for Union Carbide Corporation. In 1977 he was appointed Chairman and Managing Director of Unión Carbide Navarra and Unión Carbide Ibérica. In July 1984, Mr. Canalejo joined Standard Eléctrica, S.A., as Managing Director. From December 1986 until December 2000 he was Chairman and Chief Executive Officer of Alcatel Spain. From January 1996 until September 2000 he served as President of Alcatel Latinamérica. At present he is, among others, a member of the board of directors of ALCATEL España, S.A. Mr. Canalajo is Chairman of the board of directors of Nazca Capital, S.G.E.C.R. and FYCSA, a member of the Board of Directors of Sodena, S.A., Vice Chairman of Plan International España and Chairman of the Consultive Commission of Institución Futuro.

Maximino Carpio García serves as a director. Mr. Carpio is a member of the board of directors of Telefónica, S.A. He also serves as a member of the Economic and Social Council, a Spanish government advisory entity and member of the Advisory Committee of Abengoa, S.A. From 1992 to 1995, Mr. Carpio was Dean of the Economics faculty and from 1984 to 1992, he was the head of the Department of Economics and Public Finance, in each case at the Universidad Autónoma de Madrid. Mr. Carpio also received his doctorate degree from the Universidad Autónoma de Madrid.

Fernando Xavier Ferreira serves as a director. Currently, Mr. Ferreira is the Chief Executive Officer of the Telefónica Group in Brazil and member among others of the Board of Directors of Brasilcel, N.V. Tele Sudeste Celular Participações, S.A., Tele Leste Celular Participações, S.A., Celular CRT Participações, S.A., Tele Centro Oeste Participaçoes, S.A. and Telesp Celular, S.A. During 1998, Mr. Ferreira served as member of ANATEL. From 1995 to 1998, he was General Director of Telebrás and president of the board of directors of Embratel and Telesp S.A. Mr. Ferreira was President of Telecomunicações do Paraná S.A. Telepar from 1997 to

1999 and Vice President of that company from 1979 to 1987. He is currently a member of the Latin-America Committee of the New York Stock Exchange and the Global Infrastructure Commission. Mr. Ferreira received a degree in electric engineering from Rio de Janeiro’s Catholic University in 1971.

Victor Goyenechea Fuentes serves as a director. He is also a member of the boards of directors of among others, Telecomunicações de São Paulo S.A., Corporación IBV, S.A., Hispasat, S.A., Landata Ingeniería S.A., Teltronic, S.A. and IP Sistemas, S.A. He served in the past as Deputy Director General of Banco Bilbao Vizcaya Argentaria since 1986 and managed BBVA’s Telecommunications, Media and Internet Unit From 1974 to 1986, he worked at Telefónica de España, S.A. as Deputy General Manager (“Subdirector General”). Mr. Goyenechea received his undergraduate degree in business and economics from the Universidad Comercial de Deusto, and a masters degree in strategic planning from the same institution. Currently he is retired and works as an independent consultant.

Antonio Massanell Lavilla serves as a director. He is also Senior Executive Vice-President of Caja de Ahorros y Pensiones de Barcelona, “la Caixa,” and member of the board of directors of Telefónica, S.A., and among others, Port Aventura, S.A. and Baqueira Beret. He is also Chairman of ServiHabitat, S.A., and e-la Caixa. As a representative of Caja de Ahorros y Pensiones de Barcelona, he has worked with the Telefónica group in the deployment of Caja de Ahorros y Pensiones de Barcelona’s corporate telecommunications network. Mr. Massanell has a B.A. degree in Economics and Business Administration from the University of Barcelona.

Alfonso Merry del Val Gracie serves as a director. From 1976 until October 2000 Mr. Merry Del Val was Chief Executive Officer of Hipermercados Continente (España). He currently serves as a member of the board of directors of among others, NH Hoteles, S.A., J. García Carrión, S.A., Corporación Uriach and AEGON Unión Aeguradora, S.A. He has also served as CEO of the merged Company Carrefour in Spain. Mr. Merry Del Val studied Business Administration at Bocconi University in Milan and holds a master degree in Business Administration from Pavia University.

Javier Echenique Landiribar serves as a director. He currently serves as a member of the boards of directors of Telefónica Móviles México, S.A. de C.V. and, among others, ACS Actividades de Construcción y Servicios, S.A., URALITA, S.A. Willis Iberia, Edhart y Cía. and Grupo Porres (Mexico). Over the last five years he has served as a member of the boards of directors of Telefónica de España, S.A., Sevillana de Electricidad, S.A., Autopistas Concesionaria de España, S.A., Finanzia Banco de Crédito, S.A., Metrovacesa and Grupo AXA Aurora. Mr. Echenique served from 1990 as executive officer at various areas of BBVA. He received a degree in economics in 1974.

José María Más Millet serves as a director and Secretary of the board of directors. Mr. Mas is a member of the boards of directors of, among others, NH Hoteles, S.A., SOS CUETARA, S.A., SOTOGRANDE, S.A. and Aumar, S.A. From 1997 to April 2001, Mr. Mas served as General Counsel of Telefónica, S.A. and Secretary of its board of directors. From 1995 to January 2000 he served on the board of directors of Caja de Ahorro de Valencia, Castellón y Alicante. Prior to 1997, Mr. Más practiced law in Spain.

José Fernando de Almansa Moreno-Barreda has been a Member of our Board of Directors since 2003 and is a Spanish citizen. He holds a degree in Law from the University of Deusto (Bilbao, Spain). He joined the Spanish Diplomatic Corps, and served from 1976 to 1992, as Secretary of the Spanish Embassy in Brussels, Cultural Counsellor of the Spanish Representation to Mexico, Chief Director for Eastern European Affairs and Atlantic Affairs Director in the Spanish Foreign Affairs Ministry, Counsellor to the Spanish Permanent Representation to NATO, in Brussels, Minister-Counsellor of the Spanish Embassy in the Soviet Union, General Director of the National Commission for the 5th Centennial of the Discovery of the Americas, and Deputy General Director for Eastern Europe Affairs in the Spanish Foreign Affairs Ministry. From 1993 to 2002, Fernando de Almansa was appointed Chief of the Royal Household by His Majesty King Juan Carlos I, and is currently Personal Adviser to His Majesty the King. He is Member of the Board and President of the International Affairs Commission of this Board at Telefónica, S.A., and Member of the Board at Telefónica Perú SA, Telefónica de Argentina SA, Telecomunicaçoes de Sao Paulo SA, and BBVA Bancomer Mexico.

Alejandro Burillo Azcárraga serves as a director. He is a founding member of Televisa, and participates in different executive positions in various companies such as PanAmSat, Univisión and ECO among others. In 1996, Alejandro Burillo created Grupo Pegaso, to concentrate his different businesses. In 2000, he decided to transfer his participation in Televisa, being at the time the second major shareholder of the company. Currently, he is the President of the board of directors of Grupo Pegaso, a holding company which owns interests in several companies such as Pegaso PCS, Banco y Casa de Bolsa IXE, and PanAmSat de México. He also has interests in sports businesses, (being the owner of different soccer teams in Mexico and the adviser of the FIFA President) and in the cultural area, he is founder of Casa Lamm, which promotes different artists in Mexico, and participates in beneficial institutions in Mexico.

The following is the biographical information for our executive officers:

Felix Pablo Ivorra Cano serves as Executive Vice-President for Brazil and Latin America. Mr. Ivorra currently serves on the board of directors of Telecomunicações de São Paulo S.A., Brasilcel N.V., Tele Leste Celular Participaçoes, S.A., Celular CRT Participaçoes, S.A., Tele Sudeste Celular Participaçoes, S.A., Telesp Celular Participaçoes, S.A., Tele Centro Oeste Celular Participaçoes, S.A., Telefónica Móviles SAC Perú, Telefónica Móviles Perú Holding, S.A.A and MobiPay International, S.A. He joined the Telefónica Group in July 1972 and served in the areas of Technical Specifications, Network Planning, Commercial Planning and as General Director of Advanced Communications. In 1993, he was appointed General Director of the team that founded Telefónica Servicios Móviles, where he held several positions including General Commercial Director and General Director of Business Development. During 1997 and part of 1998, he was chairman of the board of Telefónica Móviles group companies Mensatel, S.A. and Radiored, S.A. Mr. Ivorra received his degree in telecommunications engineering from ETSI in Madrid, and a business administration degree from ICADE.

Ernesto López Mozo serves as Chief Financial Officer. Mr. López is a member of the board of directors of Telefónica Móviles España, S.A., Telefónica Móviles México, S.A. de C.V., Brasilcel N.V., and MobiPay International, S.A. He was previously a senior manager in the financing department of Telefónica, S.A. where he was also responsible for relationships with credit rating agencies. Before joining Telefónica in March 1999, Mr. López worked for five years at J.P. Morgan where he was a Vice President in charge of the interest rate derivatives trading desk for Spain and Portugal for three years. At J.P. Morgan, he was also involved in sales to mutual and pension funds. Prior to joining J.P. Morgan, Mr. López worked as an engineer, managing the construction of highways and other infrastructure. He holds a degree in civil engineering from ETSICCP in Madrid and a Masters in Business Administration from the Wharton School.

Fernando Herrera Santa María serves as Chief Commercial Officer of Telefónica Móviles España, S.A. Mr. Herrera is a member of the board of directors of Telefónica Móviles España, S.A., Telefónica Móviles México, S.A. de C.V. and Chairman of Group 3G UMTS Holding and 3G Mobile AG. He has a degree in economics from the Universidad Complutense de Madrid and a masters in business administration from IESE. Mr. Herrera has eight years of experience in the telecommunications industry holding various managerial positions within the Telefónica Group. Prior to this appointment he acted as general Manager of Resources and Management Control of Telefónica Móviles España. He also serves on the board of directors of Telefónica Móviles España S.A.

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

Ignacio Camarero García serves as Chief Technology Officer. Mr. Camarero currently also serves on the board of directors of Telefónica Móviles España, S.A. Telefónica I+D, S.A., MobiPay España, S.A., and Telefónica Aplicaciones y Soluciones . From 1996 to 1998 he served as Vice President and General Manager of

Southern Europe for Motorola Inc. and from 1998 to 2001 as Manager of Technology at Airtel España. Mr. Camarero received his degree in physics from the Universidad de Valladolid.

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

Javier Aguilera Arauzo serves as Chief Executive Officer of Telefónica Móviles España. He is also a member of the board of directors of Telefónica Móviles España, S.A., MobiPay España, S.A., Telyco, S.A., Telefónica I+D, S.A., Telefónica Data, S.A. y Telefónica Soluciones, S.A. From 1993 to 1998, Mr. Aguilera served as chairman of Telefónica Madrid (Cabitel) and from 1998 to 2000 he served as Chief Commercial Officer of Telefónica Wireline Spain. Mr. Aguilera holds a degree in engineering and an MBA from Insead-Euroforum.

Luis Miguel Gilpérez serves as Executive Director of the International Area of Telefónia Móviles. Mr. Gilpérez also serves on the board of directors of Medi Telecom, S.A., Telefónica Móviles México, S.A. de C.V., Tele Leste Celular Participaçoes, S.A.A, Tele Sudeste Celular Participaçoes, S.A., Celular CRT Participaçoes, S.A., Telesp Celular Participaçoes, S.A. Tele Centro Oeste Celular Participaçoes, S.A. He is also de Executive Chairman of MobiPay International, S.A. Mr. Gilpérez has a degree in Industrial Engineering and an MBA. He began his career at an insurance company, where he worked for six years, in various departments. He joined the Telefónica group in 1981, where he has worked since. He has particularly been involved with activities related to mobile telephony. He was in charge of the service’s commercial activities from 1987 to 1993, when Telefónica Móviles España was created. At Telefónica Móviles España he has held management positions in virtually all its business areas.

Manuel Costa Marques serves as General Manager of Development of Latin American Business. From 1984 until 1990 he served as Executive Board Member of various financial institutions including a brokerage firm, two leasing companies and CISF, a listed Bank, where he was one of the three members of CISF’s Board Executive Committee. From 1990 until 1997 he was President, CEO and major shareholder of SISF, a holding company of various financial companies. SISF later became part of the Banco Portugues de Investimento Group. In 1997 he served as Managing Director of Banco Portugues de Investimento heading privatizations of companies, and as Executive Board member of Finangest, the holding company of all major Portuguese state industrial participations. Mr. Costa Marques also serves as Head of Strategic Planning, M&A and Corporate Finance, and member of the board of directors of Telefónica Internacional, S.A. Mr. Costa Marques also served as a member of the board of directors of Emergia N.V. from June 1999, until December 2002.

José Molés Valenzuela is acting General Manager of Telefónica Móviles Mexico. Mr. Molés also serves on the Board of Directors of Telefónica Móviles México, S.A. de C.V., Telefónica Centroamérica Guatemala, S.A., Telefónica Móviles El Salvador, S.A. de C.V., Telefónica Móviles Perú, S.A.C. and Telefónica Móvil Chile, S.A. Mr. Valenzuela began working for the Telefónica group in 1977, where he held various posts with responsibility for fixed-line telephony, engineering, data and mobile telephony in Spain and Argentina. Subsequently, from 1995 to 1996 he was the general manager for Unifón, the then mobile operator of the Telefónica group in Argentina. From 1997 to 2000, Mr. Valenzuela serves as general manager of Celular CRT, the mobile operator of the Telefónica group in Brazil. In February 2000, he became the general manager of Telefónica Móvil de Chile. Mr. Valenzuela holds an engineering degree from UNED, and a masters in business administration.

B.    COMPENSATION

Compensation of Directors and Executive Officers

The compensation paid to our directors consists of a fixed and defined allocation, payable monthly, and fees for attendance at meetings of our board committees. The executive directors also receive the respective payments for discharging their duties.

In 2003, the aggregate compensation of all of our directors paid or accrued by us was €2,443,190.79, as described in the following table:

Year 2003
(euro)
Salaries(1)	634,301.70
Variable compensation(1)	240,404.84
Fixed remuneration (2)	1,293,816.35
Attendance fees(3)	76,178.22
Benefits in kind(4)	63,302.24
External services(5)	127,187.44
Pension plans(1)	8,000.00

Total	2,443,190.79

(1)	Compensation for executive directors.
(2)	Includes compensation directors received for belonging to the Boards of Directors of other Companies in the Telefónica Móviles Group.
(3)	Includes fees for attending meetings of the committees of the board of directors. Also includes the fees for the last meeting of the Audit and Control Committee held in 2002 which was paid in 2003. Telefónica, S.A. receives attendance fees relating to directors it appoints to our Board, who also serve as executive officers for Telefónica, S.A.
(4)	Includes health insurance, housing and life insurance for executive directors.
(5)	Includes compensation received by MELOG, BBVA and José María Más Millet for advisory and consulting services. See “Item 7.B Related Party Transactions—Agreement with Mr. Lars Berg” and “Item 7.B Related Party Transactions—Agreement with José María Más Millet.”

The following tables set forth the compensations received by our Directors in 2003:

Board of Directors. Annual amount of the fixed allowance received by each Director:

Officer	Year 2003
(euro)
Chairman	90,151.81
Members	90,151.81
Secretary	90,151.81

Directors do not receive any kind of per diem for attending the meetings of the Board of Directors.

Other Board Committees. Annual amounts of the per diems for attending Committee meetings received by the Directors as a whole:

	Number of meetings	Per diem per meeting (2003)	Total (2003)
			(euro)
Audit and Control Committee	9	1,352.28	28,397.88
Delegate Committee	3	901.51	19,833.22
Nominating and Compensation Committee	9	901.51	27,947.12

Our executive officers (excluding the Chairman) received compensation of approximately €6,099.68 thousand in 2003, as described in the following table:

Year 2003
(euro in thousands)
Salaries	4,021.96
Variable compensation	1,808.29
Benefits in kind	178.9
Pension plans	90.53
Total	6,099.68

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

Under the MOS Program, each beneficiary who was an executive director or a manager (including general managers and similar posts) and meets the requirements was granted a predetermined number of options (based on their position) of each of the following three classes of options:

•	Class A Options, with an exercise price of €11 per option, which was the price of our shares in our initial public offering in November 2000.

•	Class B Options, with an exercise price of €16.5 per option. This exercise price was 150% of the price fixed for our shares in our initial public offering in November 2000.

•	Class C Options, with an exercise price of €7.235 per option. This exercise price was calculated by applying the average closing price of the shares of Telefónica Móviles in the Interconnection Exchange System (Sistema de Interconexión Bursátil) in the ten business days prior March 1, 2002, as they were published in the Official Bulletin of the Madrid Stock Exchange.

Each option of each class entitles holders to one ordinary share of Telefónica Móviles, S.A. Beneficiaries received the same number of Class A and B Options and twice as many Class C Options. Directors, executive officers and managers provided collateral of one ordinary share for every 20 options granted to them.

The options may only be exercised in tranches of one-third, one tranche in each of the three-month periods beginning January 3, 2004, January 3, 2005 and January 3, 2006. In each exercise period, options may only be exercised in full, except that options not exercised in any given exercise period are carried over to the next exercise period, with the limit of the last exercise period. The options may be settled in cash or in ordinary shares, at the election of the holder at the time of each exercise. The holder will bear the cost of any applicable withholdings, deductions and taxes, and any settlement costs arising out of the exercise of the options must be paid by the holder at the time of exercise. The capital increase required in connection with physically-settled options was approved by the Spanish National Securities Commission on September 28, 2001.

The first phase of the MOS Program commenced in December 2001. The options allocated in the first phase were granted on January 2, 2002. Subsequently, in June 2002, the second phase of the MOS Program commenced and covered the companies and new employees who fulfilled the requirements envisaged in the plan. The second phase ended on December 31, 2003. The terms and conditions under which they can join are identical to the terms and conditions for those who joined before them, except for the number of options granted, which are reduced by a monthly factor to account for the shorter time at the Móviles Group. See “Item 6.E Share Ownership” for options granted to directors.

The total number of beneficiaries under the MOS Program as of December 31, 2003, was 8,434, which held 12,819,072 options. The first exercise period began on January 1, 2004 and ended April 3, 2004. During this period, a total of 160,129 options were exercised, of which 40,032 were Class A options, 40,032 were Class B options and 80,065 were Class C options. In accordance with the terms of the MOS Program, to prevent the liquidation of the options exercised either in cash or by means of the delivery of options, only 981 shares of Telefónica Móviles, S.A. will be given to the beneficiaries who exercised their options during the first exercise period. After this first exercise period, as well as after the losses produced during the first quarter, the number of beneficiaries increased to 8,211, which held of a total of 12,109,901 options, of which 3,027,475 are Class A options, 3,027,475 are Class B options and 6,054,951 are Class C options.

As of December 31, 2003, we have set aside a total of €8,000 for benefits and pension plans for our Directors (compensation received by Directors with executive functions (CEO).

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

Employees

At December 31, 2003, we employed approximately 12,250 individuals in our consolidated operations. The following table sets forth the number of employees by country:

	Number of Employees at December 31,
Country	2001	2002	2003
	(in thousands)
Spain (including headquarters in Madrid, Spain)	5.0	5.0	4.7
Brazil(1)	2.7	3.0	3.3
Argentina	1.0	0.9	0.8
Peru	0.5	0.6	0.7
Mexico(2)	2.7	2.5	2.0
El Salvador	0.3	0.3	0.3
Guatemala	0.3	0.3	0.3
Germany(3)	0.7	0.0	0.0
Austria(3)	0.1	0.0	0.0
Chile	0.0	0.1	0.1

Total	13.4	12.7	12.2

(1)	The number of employees in Brazil represents 50% of total employees.
(2)	The number of employees in Mexico for 2001 includes only our Northern Mexico operators. The number of employees for 2002 includes our Northern Mexico operators and Pegaso.
(3)	Austria, Switzerland and Germany have a combined total of 57 employees.

We are a party to collective bargaining agreements covering a total of 6,621 employees of Telefónica Móviles España in Spain and Vivo. These collective bargaining agreements expire on December 31, 2003. Our collective bargaining agreements typically govern salaries, overtime, length of workday, and benefits, as well as relations with the respective labor union of each company. Employees that are managers, directors or supervisors are ineligible to participate in these collective bargaining agreements. Items not covered by our collective bargaining agreements include organization of tasks and designation of employee responsibilities, recruiting and employee work schedules. All eligible employees in Spain and Brazil are party to such collective bargaining agreements. Neither we nor our operating companies have had any work stoppages or strikes.

We believe that our relations with our employees are good. We do not have any pending material labor-related claims.

E.    SHARE OWNERSHIP

As of July 8, 2004, the members of our board of directors owned an aggregate of 56,257 of our ordinary shares, representing less than 0.001% of our capital stock, as shown in the table below.

Name	No. of shares
Antonio Viana-Baptista	10,000
Luis Lada Díaz	13,576
José María Más Millet	10
José María Álvarez-Pallete López	1,512
Lars M. Berg	0
Miguel Canalejo Larrainzar	0
Maximino Carpio García	3,341
Fernando Xavier Ferreira	0
Victor Goyenechea Fuentes	2,202
Antonio Massanell Lavilla	105
Alfonso Merry del Val Gracie	529
Javier Echenique Landiribar	25,000
Alejandro Burillo Azcarraga	0
Fernando de Almansa Moreno-Barreda	0

Total	56,275

As of July 8, 2004, our executive officers (excluding members of the board of directors as noted above) owned an aggregate of 71,966 of our ordinary shares, representing less than 0.0016% of our capital stock.

Pursuant to the MOS Program described in “Item 6.B Compensation—Employee Share Option Plan” above, executive directors and senior management have been granted options on our ordinary shares as follows:

	Class A Options	Class B Options	Class C Options	Total
Antonio Viana-Baptista	45,434	45,434	90,868	181,736
Félix P. Ivorra Cano	42,729	42,729	85,458	170,916
Ignacio Camarero García	38,985	38,985	77,970	155,940
Francisco Ruiz Vinuesa	26,379	26,379	52,758	105,516
Ernesto López Mozo	18,019	18,019	36,038	72,076
Fernando Herrera Santamaría	18,019	18,019	36,038	72,076
Antonio Hornedo Muguiro	17,319	17,319	34,638	69,276
Javier Aguilera Arauzo	43,947	43,947	87,895	175,789
Manuel Costa Marques	20,078	20,078	40,156	80,312
Luis Miguel Gilpérez	24,940	24,940	49,880	99,760
José Molés Valenzuela	24,940	24,940	49,881	99,761

See “Item 6.B Compensation—Employee Share Option Plan” for further discussion of how the options may be exercised.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    MAJOR SHAREHOLDERS

As of July 8, 2004, according to information known to us or available in the public registers of the Spanish National Securities Commission, beneficial owners of 5% or more of our voting stock were as follows:

Title of Class	Identity of Person or Group	Number of Shares	Percent
Ordinary(1)	Telefónica, S.A	3,078,028,440	71.07
Ordinary	Telefónica Internacional, S.A.	927,917,620	21.43

(1)	Number of shares held directly by Telefónica S.A. As of December 31, 2003, Telefónica S.A. owned, either directly or indirectly, through its subsidiary Telefónica Internacional, S.A. (TISA), 92.5% of our capital stock.

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

As of March 18, 2004, holders with registered addresses in the United States owned an aggregate of approximately 1,625,209 of our ordinary shares, representing less than 0.03% of our ordinary shares issued and outstanding.

Limitations on Certain Transactions

In January 1997, in connection with the final phase of the privatization of Telefónica, S.A., the Spanish government adopted a requirement of prior government approval with respect to a limited number of fundamental corporate and control transactions affecting Telefónica, S.A., including the acquisition of 10% or more of its capital stock and the sale of assets material to the provision of fixed telephone services. The approval requirement was until December 2003 applicable to us and our subsidiary Telefónica Móviles España, S.A.

Following the amendment of Law 5/1995 by Law 62/2003, of December 30, 2003 (the Law accompanying the State Budget for 2004), arrangements are now in force until February 18, 2007, requiring the government to be notified of and giving it the power to veto any disposals of shares in Telefónica Móviles representing at least 10% of its capital stock. However, the notification requirement does not apply to acquisitions of shares representing 10% or more of the capital stock of Telefónica Móviles, S.A. that are merely for financial reasons and are not for the purpose of taking over the control and/or management of the Company.

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

Business Transactions and Contractual Arrangements with Directors and Senior Management

During 2001 and 2002, and currently in force we entered into the two agreements described below with members of our board of directors or parties controlled by them. Both agreements were negotiated on an arm’s length basis.

Agreement with Mr. Lars Berg

In 2001, we entered into a consulting agreement with MELOG, BBVA, a company controlled by one of our directors, Lars M. Berg. MELOG, BBVA provides telecom technology consulting services to the companies of the Telefónica Móviles Group. The term of the agreement is one year, renewing automatically for subsequent periods of one year. Compensation is negotiated on an arm’s-length basis and is calculated on a yearly basis. In 2003, we paid €72,121 to MELOG, BBVA under the consulting agreement.

Agreement with José María Más Millet

In 2001, we entered into an agreement with José María Más Millet, Secretary of the board of directors, to provide legal advisory services to Telefónica Móviles, S.A. This agreement will continue in force for as long as Mr. Más Millet is Secretary of the board of directors. Compensation is negotiated on an arm’s-length basis and is calculated on a yearly basis. In 2003, we paid €55,070 to Mr. Más Millet under the agreement.

Agreement with the Burillo Group

Mr. Alejandro Burillo Azcarraga was appointed to our board of directors on April 1, 2003. Mr. Burillo is also the controlling shareholder of the Burillo Group, which in turn is an 8% shareholder in Telefónica Móviles Mexico, our holding company for our Mexican operations.

Our agreement with the Burillo Group to create Telefónica Móviles Mexico includes put rights for the Burillo Group and call rights for us with respect to the Burillo Group’s shares in Telefónica Móviles Mexico. The Burillo Group has a put right to require us to purchase its shares in Telefónica Móviles Mexico in 2007 or 2008, or if its interest in Telefónica Móviles Mexico decreases to less than 50% of its original ownership interest, after the occurrence of the event that results in such a dilution of its interest. If the Burillo Group does not exercise its put rights, we have a call right, after December 2008, to require the Burillo Group to sell to us its entire interest in Telefónica Móviles Mexico. In each such case, the purchase price will be determined based on a valuation of Telefónica Móviles Mexico performed pursuant to specified procedures at the time the related right is exercised, with a minimum purchase price in an amount based on the Burillo Group’s original investment of $159.9 million in Telefónica Móviles Mexico, to which interest will be added, and from which any cash received by the Burillo Group will be deducted. If we are required to purchase the Burillo Group’s shares in Telefónica Móviles Mexico under its put right, or if we purchase the Burillo Group’s shares in Telefónica Móviles Mexico under our call right, we have agreed to pay a portion of the purchase price in cash equal to the aforementioned minimum purchase price. The remaining portion of the purchase price, if any, will be paid, at our choice, in cash, in our shares or a combination of the two.

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

The following is a discussion of our principal business transactions and contractual arrangements with Telefónica Group companies:

Telefónica, S.A.’s Agreement with Iberdrola, S.A.

On April 5, 2001, Telefónica, S.A. entered into an agreement with Iberdrola, S.A. and certain of its affiliates pursuant to which Telefónica, S.A. acquired in exchange for shares of Telefónica, S.A., the Iberdrola group’s shares in the Brazilian wireless operators, or the holding companies that control such wireless operators, in which we and Iberdrola each participate. The Brazilian telecommunications regulator approved this acquisition in August 2001. In May 2002, Telefónica, S.A. transferred the shares in the Brazilian wireless operators that it acquired from Iberdrola, S.A. to us in exchange for 26,801,494 of our ordinary shares. Additionally in October 2002, we acquired from Telefónica, S.A. for approximately €11.5 million the Celular CRT shares acquired from Group Iberdrola. In December 2002, we contributed these interests to our joint venture with Portugal Telecom. See “Item 4.B Business Overview—Latin America—Brazil—Acquisition of Interests in Brazil—Agreement with Iberdrola.”

Agreements and Arrangements Providing for the Transfer of the Interest in NewComm Wireless Services, Inc. to Our Company

In September 2003, the convertible promissory notes representing the investment of Telefónica Internacional, S.A. in the Puerto Rican operator NewComm Wireless Services, Inc. were transferred to the Móviles Group. These convertible promissory notes, which amount to $60,945 thousand, will entitle the Móviles

Group, once it receives the respective authorizations from the regulatory bodies, to acquire 49.9% of the capital stock. Also, the Móviles Group is entitled to purchase an additional 0.2% of the capital stock, with which it will acquire control over the Puerto Rican operator.

For further information, see “Item 4.B Business Overview—Central America—Puerto Rico.”

Agreements with Terra Networks, S.A.

On June 12, 2003, Telefónica Móviles acquired 20% of Terra Mobile, S.A., thus obtaining ownership of all its shares of capital stock. The price agreed on was €1.

On June 24, 2003, Telefónica Móviles, sole stockholder of Terra Mobile, S.A., resolved to merge Termespa, S.A. into Terra Mobile, S.A., with the dissolution without liquidation of Termespa, S.A. and the universal transfer en bloc of the assets of the absorbed company to the absorbing company, which acquired by way of universal succession the former’s rights and obligations. Also, the business name of Terra Mobile, S.A. was changed to “Telefónica Móviles Interacciona, S.A.”

Agreement with Telefónica Sistemas, S.A.

On June 27, 2003, Telefónica Móviles sold its holding in Telefónica Mobile Solutions S.A. to Telefónica Sistemas, S.A. for €1,129 thousand, the company’s book value at the sale date.

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

Puerto Rico

Since February 2000, Telefónica Móviles S.A. has been providing technical capacity transfer services to NewComm Wireless Services, Inc. in Puerto Rico, by virtue of the subrogation of Telefónica Móviles, S.A. to Telefónica Internacional, S.A.’s technical capacity transfer contract. Under this contract the Company receives an annual fee, payable in quarterly installments, of 1% of the revenues received for services billed in the previous year for NewComm’s transactions. Lastly, since January 1, 2002, Telefónica Móviles, S.A. has been managing the operations of NewComm Wireless Services, Inc., since it was subrogated to the management contract entered into between Telefónica Larga Distancia de Puerto Rico, Inc and NewComm. The Company is entitled to an annual fee payable in quarterly installments, equal to the higher of (i) 9% of the operating income obtained by NewComm in the previous year, or (ii) $750,000.

Brazil

On October 5, 2000, we entered into an agreement with Telefónica Internacional pursuant to which Telefónica Internacional transferred to us all of its rights and obligations under a Consulting Services Agreement with Telerj Celular, Telest Celular, Telebahia Celular and Telergipe Celular, and under a Services Agreement with TBS Celular Participações, S.A. Pursuant to these agreements, we are entitled to an annual fee, in exchange for our services, varying from 1% to 2% of net revenues of these companies obtained by a formula with different variables. As of December 31, 2003 and 2002, the revenues earned in this connection relating to Telerj Celular, S.A. and Telest Celular, S.A. amounted to €1,920 thousand and €5,589 thousand, respectively, and those relating to Telebahia Celular, S.A. and Telergipe Celular, S.A. amounted to €475 thousand and €1,174 thousand, respectively.

Pursuant to the consulting service agreement with Celular CRT, S.A., we are entitled, in exchange for our services, to an annual fee equal to 1% of the net revenues of the Celular CRT, S.A., based on the fulfillment of certain contractually established network service quality requirements. The revenues earned in this connection amounted to €3,257 thousand and €2,196 thousand as of December 31, 2003 and 2002, respectively.

Peru

Under the Transfer of Technical Capabilities and Management agreement with Telefónica Móviles, S.A.C entered into on December 2002, we are entitled, in exchange for our management services, to an annual fee, payable quarterly, equal to 1% of the revenues received from services billed in transactions of Telefónica Móviles, S.A.C. under the technical capacity transfer contract, and 9% of the operating income of Telefónica Móviles, S.A.C. under the management contract. The revenues earned in this connection amounted to €17,830 thousand and €24,549 thousand as of December 31, 2003 and 2002.

El Salvador

Telefónica Móviles S.A. has entered into technical capacity transfer and management contracts with Telefónica Móviles El Salvador, S.A. de C.V. (TELESAL). Pursuant to this agreement, we are entitled, in exchange for our services, to an annual fee, payable quarterly, equal to 1% of the revenues received from services billed in transactions of Telefónica Móviles El Salvador, S.A. de C.V. under the technical capacity transfer contract, and 9% of the operating income reported by TELESAL under the management contract. The revenues earned from these contracts amounted to €1,677 thousand and €5,352 thousand as of December 31, 2003 and 2002, respectively.

Guatemala

Telefónica Móviles S.A. has entered into technical capacity transfer and management contracts with Telefonica Centroamerica Guatemala, S.A. (TCG). Pursuant to this agreement, we are entitled, in exchange for our services to an annual fee, payable quarterly, equal to 1% of the revenues received from services billed in transactions of TCG under the technical capacity transfer contract, and 9% of the operating income obtained by TCG under the management contract. The revenues earned from these two contracts amounted to €793 thousand and €1,037 thousand as of December 31, 2003 and 2002, respectively.

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

Use of Brand Names and Other Intellectual Property

Telefónica, S.A. has transferred to us, in connection with its transfer to us of our operating companies, all the brand names and trademarks held by Telefónica, S.A. and principally related to our company’s business, including the MoviStar brand. In addition, we have been granted a license to utilize the Telefónica Móviles brand in our name for as long as our company is controlled by Telefónica, S.A. The terms of the contributions require payment of annual royalties of less than approximately €32,000.

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

On February 3, 2003, the National Court dismissed the appeal filed by us and the two other operators. On September            , 2003, we submitted our appeal to the Central Court (Audiencia Nacional) requesting reversal of the lower court decision. We are currently awaiting a decision from the National Court as to this appeal. We cannot assure you that the antitrust authorities will not find that we have abused our dominant position in the Spanish wireless market by being a party to exclusivity agreements after 1997 and, as a result, may impose further fines on us or rescind our current exclusivity agreements with those providers.

Challenge to the Spanish Government’s increase of Spectrum Fees

The Spanish government adopted legislation imposing additional fees on us totaling approximately €233 million with respect to our use of spectrum both for new UMTS licenses as well as existing analog and digital concessions and other uses for year 2001. We filed claims with the Central Administrative Economic Tribunal (Tribunal Económico Administrativo Central) challenging the increase in fees for that year, which were dismissed in September 2001. We have paid all relevant fees to the State Secretariat of Telecommunications and have appealed before the National Court.

Currently, with regard to the appeals against the assessment of the UMTS and DCS-1800 services fee, on December 2003 the Central Court us notified us that it has resolved to rise to the Constitutional Court a Constitutional Question requested by us regarding the modifications challenged. In regard to the appeal concerning the assessment of the GSM service fee, we have submitted briefs supporting its request to raise a constitutional question before the Constitutional Court.

Complaint by Diarphone

Diarphone, a former distributor, has sued us for breach of oral agreements that it alleges it had entered into with us and claims damages in the amount of approximately €18.2 million. We have served an answer to the complaint and the probatory process is under course.

Challenge to the Comisión del Mercado de las Telecomunicaciones’s decision to reduce termination fees

We have filed a contentious administrative appeal with the National Court against the Comisión del Mercado de las Telecomunicaciones’s (CMT) decision to reduce the termination fees of Telefónica Móviles España and other wireless operators in Spain, requesting a precautionary pre-emptive suspension of such a price decrease. The State Attorney has served and answer to the appeal which has been furnished to us as well as the other relevant operators for their answer.

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

For each year that we fail to comply with the requirements of the license, the Secretariat may execute against our guarantee posted for that year. The Secretariat has decided to execute against the guarantee we provided for our failure to comply with the C2 license requirements during the first year of use in the amount of €952,643.

The Secretariat also authorized the partial execution of the guarantee of the TETRA license for failing to comply with the C2 license requirements in the second year of use. We filed an appeal with the National Court. The National Court enjoined the execution of the guarantee for the amount of €764,307 pending the outcome of our appeal.

Claim for anti-competitive practices

MCI WorldCom (Spain) filed claims against Telefónica Móviles España, S.A., as well as against the remaining mobile operators in Spain alleging an abuse of dominant position due to anti-competitive practices in their termination call wholesale prices on mobile networks. The Competition Court (TDC) has ruled that this claim is admissible based on a report proposing that it be declared that there was an abuse of dominant position by Telefónica Móviles España in 2001 through August 2002. On February 17, Telefónica Móviles España filed a brief of evidence offered in support of its position.

Claim by Ostheimer GmbH against Quam GmbH

On June 10, 2003, Ostheimer GmbH filed a complaint against Quam GmbH (in which we hold an interest of 57.20%) in Germany, for the sum of €100 million. Ostheimer GmbH alleges to have suffered damages resulting from a distribution contract it had with Quam, in the period between August of 2002 and March of 2003. On May 7, 2003, Quam presented additional allegations. After review of these new allegations, the Court may fix a new hearing or fix a new term for the resolution of this claim. The Court has fixed a new hearing on September 27, 2004.

Medi Telecom’s challenge to Moroccan regulator’s decision

In March 2002, Medi Telecom filed claims against the Moroccan wireless regulator’s decision that interconnection fees be calculated by the second. Currently after several briefs of both Medi Telecom and the Moroccan wireless regulator, the Court is still deciding whether to allow the Moroccan wireless regulator to file an additional answer.

The Moroccan wireless regulator has filed a claim against Medi Telecom in view of the assumption by Medi Telecom of the technical measures needed to manage 100% of its incoming international traffic as of August 1, 2003. At the same time, Maroc Telecom formally requested for arbitration by the Moroccan wireless regulator with respect to the same subject. The Moroccan wireless regulator has declared itself competent to hear the claim, and Medi Telecom presented its allegations, which were answered by Maroc Telecom. On April 7, 2004, Medi Telecom has interposed a brief before the Administrative Court of Casablanca against the decision of the Moroccan wireless regulator to hear the claim of Maroc Telecom.

Challenge to the Mexican Government’s Change to Application of Special Taxes

Our Mexican operators have challenged in Mexican federal courts the application of the Special Tax on Production and Services, as amended by the Mexican Congress on December 31, 2001 and applicable to years 2002 and 2003. We await final decisions. It must be pointed out that on January 2004, the articles challenged ruling the application of those articles has been revoked.

In addition, our Mexican operators have challenged a decision by the Comisión Federal de Telecomunicaciones (COFETEL), whereby the Mexican federal government was ordered to transfer to the cellular licensees the Value Added Tax for the share paid to the Mexican federal government for the operation of the concession services. In December 2003, our cellular operators received a request from the Secretaria de Hacienda y Crédito Público, requesting evidence of payment of the Value Added Tax or otherwise to proceed with its payment. Our cellular operators answered the requested denying heir validity.

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

Claims related to our Brazilian operators

Some of our Brazilian operators are also involved in different disputes with the Brazilian government. These include (i) disputes over the manner in which the Brazilian government calculates the social contributions due from each operator, (ii) disputes against several Brazilian states and municipalities for the manner in which they calculate and impose local taxes (including the policy of the Brazilian operators of passing social contribution costs to the customer), and (iii) disputes over whether taxes apply to services offered by operators and how these taxes are calculated. In addition, some of our Brazilian operators have also been sued for patent infringement with respect to the equipment used to identify callers.

Dividend Information

We were incorporated in February 2000 and paid our first dividend of €0.175 per share for all outstanding shares on June 18, 2003 with a charge to the “Issuance Premium” item under Shareholders’ Equity, on the audited balance sheet. The payment of this dividend involved a change with the established shareholder’s remuneration policy previously announced by us. For the Spanish and U.S. tax treatment of this dividend, see “Item 10.E Taxation.”

On April 16, 2004, the Shareholders’ Meeting of Telefónica Móviles resolved the payment of a cash dividend, with a charge to profits for the Fiscal year 2003, for an amount of €0.1838 gross, to each of the Company’s current issued and outstanding shares, with a right to collect said dividend.

Payment has been made on June 16, 2004, through the entities participating in the securities and clearing institution “Iberclear.”

Over the gross amounts to be paid, the retentions requested by application legislation will be applied.

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

Acquisition of TCO

On April 25, 2003, TCP acquired 61.10% of the voting capital stock of Tele Centro Oeste Participaçoes, S.A., or TCO, for approximately R$1,505 million, corresponding to R$19.48719845 per each lot of 1,000 shares acquired. At the date hereof, TCP has paid R$284.7 million of the total amount and the remaining will be paid in installments. The agreement also included the acquisition of TCO’s B Band subsidiary NBT.

On May 25, 2003, after acquiring 61.1% of TCO’s voting capital, TCP launched a tender offer for TCO’s remaining common shares as required by Brazilian legislations. The acceptance period finished on November 18, 2003, and TCP acquired 72.2% of the possible 100% at the price of R$16.73 per 1,000 common shares in a total amount of R$538.8 million. At December 31, 2003 TCP held 86.6% of TCO’s common shares, representing a 28.9% interest in TCO. The total purchase price for the new shares amounted to R$538.8 million. TCP also announced the intention to launch an exchange offer (or incorporation) for the remaining shares of TCO through which TCP would become TCO’s sole shareholder. Although both TCP and TCO still understand that the merger of TCO into TCP, as well as its conditions, comply with the applicable legislation and that it would represent the best option for the Companies and their shareholders, TCP and TCO concluded on January 12, 2004 that, as a result of the statements made by CVM (Comissão de Valores Mobiliários), to cancel the merger.

Sale of 3G Mobile Austria

In December 2003, after receiving the approval of RTR GmbH (the Austrian regulator), Telefónica Móviles and mobilkom austria reached an agreement by which mobilkom austria acquired 3G Mobile Telecommunications GmbH, the Austrian affiliate of Telefónica Móviles and owner of a UMTS mobile telephony license.

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

	Telefónica Móviles
	Shares(1)		ADSs(2)
	High	Low	High	Low
	(euro)		(U.S. dollars)
Annual Information for the past five years
1999	—	—	—	—
2000	11.47	9.82	10.00	8.75
2001	11.25	4.35	10.62	5.00
2002	8.83	5.26	7.80	5.40
2003	8.49	5.25	10.72	5.90

Quarterly information for the past two years
2002
First Quarter	8.83	6.88	7.80	5.96
Second Quarter	7.42	5.26	6.60	5.40
Third Quarter	7.24	5.76	7.10	5.78
Fourth Quarter	7.55	5.80	7.40	5.90

2003
First Quarter	7.04	5.25	7.40	5.90
Second Quarter	7.39	6.01	8.55	6.56
Third Quarter	7.53	6.75	8.50	7.70
Fourth Quarter	8.49	6.83	10.72	8.05

Most recent six months
December	8.49	7.78	10.72	9.43
January	9.66	8.27	12.20	10.55
February	9.50	8.88	12.25	11.00
March	9.25	8.28	11.59	10.10
April	9.21	8.57	11.35	10.39
May	9.10	8.22	11.15	9.88
June	8.82	8.29	11.00	10.14

(1)	Source: Madrid stock exchange.
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

Significant Differences between Spanish and U.S. Corporate Governance Standards

Corporate Governance Guidelines.    In Spain, companies with securities listed on a Spanish Stock Exchange are expected to follow the Olivencia Code of Good Governance and the Aldama Report, which include recommendations for corporate governance guidelines and shareholder disclosure. Additionally, listed companies are required by law to publish an Annual Report on Corporate Governance and also to publish corporate governance information on their websites. We base our corporate governance procedures on the recommendations of the Olivencia Code of Good Governance and the Aldama Report and also follow the recommendations of the Aldama Report. As part of our corporate governance procedures, we have adopted regulations for our Board of Directors that govern, among other things, director qualification standards, responsibilities, compensation, access to management information, the Board of Directors purpose and each of the Board Sub-committees purpose and responsibilities. Moreover we have a Regulation of the General Shareholders Meeting that aims to reinforce transparency providing shareholders with a framework guaranteeing and facilitating exercise of their rights. The annual report on corporate governance we publish provides a detailed explanation of our corporate governance procedures and explains the role and duties of our Board of Directors and Board Sub-committees. Our annual report on corporate governance is available at our registered office and on our website at www.telefonicamoviles.com. None of the information containe in our website in incorporated in this Annual Report.

Committees.    We have an Audit and Control Committee since 2000, composed of one non-executive directors, and two directors deemed independent by our Board of Directors. These committees’ functions and duties are similar to those required by the NYSE.

We have a Nominating, Compensation Committee, which is composed of one non-executive director and four directors deemed independent by our Board of Directors. The functions, composition and competencies are regulated by us and are very similar to those required by the NYSE.

US companies listed on the New York Stock Exchange must also have an audit committee meeting certain specified requirements. Listed foreign private issuers, such as Telefónica Móviles, S.A., must comply with this NYSE rule by July 31, 2005. As of the date of this report, Telefónica Móviles, S.A.’s Audit and Control Committee was composed of one non-management directors and two directors deemed independent by our Board of Directors. This committee’s functions and duties are similar to those required by the NYSE.

Independence of the Board.    As of the date of this Annual Report, we had 14 directors, out of which five have been deemed independent by our Board of Directors. A significant majority of our current directors (13) are non-executive directors. The NYSE rules include detailed criteria for determining director independence. We, in accordance with Spanish recommendations, assess the independence of our directors by evaluating, among other things, (i) the contractual, employment and commercial relations between directors and us, (ii) other board of directors positions held by directors, and (iii) the familial directors relationships. The Nominating and Compensation Committee evaluates these criteria and notifies the Board of Directors of its decision. Our Board of Directors in turn is responsible for assessing whether a director is deemed independent.

Internal audit function.    We have a General Internal Audit Department responsible for internal audit matters and for ensuring the efficiency of the internal audit control process of our different units. This General Internal Audit Department reports directly to the Audit and Control Committee, thus guaranteeing the adequate performance of all its functions.

Non-executive director meetings.    Pursuant to the NYSE listing standards, non-executive directors of US listed companies must meet on a regular basis without management present and the company must disclose a method for any interested parties to communicate directly with the non-management directors. As a group, our non-executive directors do not meet formally without management present. Our Audit and Control Committee, which is composed of two independent and one non-executive directors, has unanimously approved procedures that allow any employee to anonymously and confidentially report instances of fraud, alterations of financial information or specific risks to the company and its subsidiaries. We expect these procedures to be in place within the coming months.

Code of ethics.    The NYSE listing standards require US companies to adopt a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Telefónica Móviles, S.A. has adopted, as required by the Sarbanes Oxley Act, a code of ethics that applies to its principal executive officer, principal financial officer and to its senior financial officers. We also have an Internal Code of Conduct for securities markets issues to prevent insider trading misconducts and to control possible conflicts of interest. In addition, the Regulations of the Board of Directors set out in detail our directors main obligations relating to conflict of interest concerning business opportunities, misappropriation of our assets confidentiality and non competition.

Director Qualification

The appointment as Board Member does not require to be a shareholder, except in the event of a provisional appointment by the Board itself, in compliance with the provisions of Article 138 of the Public Corporation Law.

Interested Transactions

The Directors must inform the Board of Directors of any situation of direct or indirect conflict with the interests of the company. In the event of conflict, the Director affected shall abstain from intervening in the operation to which the conflict refers. The Directors must abstain from intervening in voting that affects matters in which they or persons related to them have a direct or indirect interest.

We do not provide any loans or salary advances to our directors.

A director must retire upon reaching the age of 70. Such retirement shall take effect at the first board meeting following the general shareholders’ meeting that approves the financial statements for the year in which such director turned 70.

Description of Telefónica Móviles’ Capital Stock

The following summary describes material considerations concerning our capital stock and briefly describes material provisions of our by-laws and Spanish law.

General

At June 30, 2004 our issued share capital was 2,165,275,448 represented by 4,330,550,896 ordinary shares, with a nominal value per share of €0.50. Non-residents of Spain may hold and vote ordinary shares subject to the restrictions set forth below.

Attendance and Voting at Shareholders’ Meetings

Each ordinary share entitles the shareholder to one vote. Any share may be voted by written proxy, and proxies may be given to any individual. Proxies are valid only for a single meeting.

Under our by-laws, Regulation of the General Shareholders Meeting and the Spanish Corporation Law, general meetings of shareholders may be either ordinary or extraordinary. Ordinary general meetings must be convened within the first six months of each fiscal year on a date fixed by the board of directors. As a general rule, extraordinary general meetings may be called from time to time by our board of directors at its discretion or at the request of shareholders representing at least 5% of our share capital. Notices of all shareholders’ meetings must be published in the Commercial Registry Official Gazette (Boletín Oficial del Registro Mercantil) and in a major local newspaper within the province of Madrid at least 15 days prior to the date fixed for the meeting.

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

Our bylaws do not provide for redemption provisions or sinking fund provisions for our ordinary shares.

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

Also, in accordance with the Shareholders’ Agreement and Subscription Agreement, the Portugal Telecom Group will be entitled to sell to us, who would be obliged to buy, all of Portugal Telecom Group’s ownership interest in Brasilcel, N.V. should there be a change in control at Telefónica, S.A., Telefónica Móviles, S.A. or any other subsidiary of the latter that held a direct or indirect ownership interest in Brasilcel N.V. Similarly, we will be entitled to sell to the Portugal Telecom Group, which would be obliged to buy, our interest in Brasilcel, N.V. if there is a change of control at Portugal Telecom SGPS, S.A., PT Moveis SGPS, S.A. or any other subsidiary of either company that held a direct or indirect ownership interest in Brasilcel N.V. The price will be determined on the basis of an independent appraisal (in the terms provided for in the Shareholders’ Agreement and Subscription Agreement) performed by investment banks, selected using the procedure established in these agreements. The Portugal Telecom Group and us have agreed to retain the services of a related third party of Telefónica Móviles to provide Brasilcel with financial services.

Agreement with the Burillo Group

Our agreement with the Burillo Group to create Telefónica Móviles Mexico includes put rights for the Burillo Group and call rights for us with respect to the Burillo Group’s shares in Telefónica Móviles Mexico. The Burillo Group has a put right to require us to purchase its shares in Telefónica Móviles Mexico in 2007 or 2008, or if its interest in Telefónica Móviles Mexico decreases to less than 50% of its original ownership interest, after the occurrence of the event that results in such a dilution of its interest. If the Burillo Group does not exercise its put rights, we have a call right, after December 2008, to require the Burillo Group to sell to us its entire interest in Telefónica Móviles Mexico. In each such case, the purchase price will be determined based on a valuation of Telefónica Móviles Mexico performed pursuant to specified procedures at the time the related right is exercised, with a minimum purchase price in an amount based on the Burillo Group’s original investment of $159.9 million in Telefónica Móviles Mexico, to which interest will be added, and from which any cash received by the Burillo Group will be deducted. If we are required to purchase the Burillo Group’s shares in Telefónica Móviles Mexico under its put right, or if we purchase the Burillo Group’s shares in Telefónica Móviles Mexico under our call right, we have agreed to pay a portion of the purchase price in cash equal to the aforementioned minimum purchase price. The remaining portion of the purchase price, if any, will be paid, at our choice, in cash, in our shares or a combination of the two.

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

Acquisition of BellSouth

On March 5, 2004, we entered into a stock purchase agreement with BellSouth to acquire 100% of BellSouth’s interests in its wireless operations in Argentina, Chile, Peru, Venezuela, Colombia, Ecuador, Uruguay, Guatemala, Nicaragua and Panama. The firm value of the wireless operators that we have agreed to acquire from BellSouth, including the interests of minority shareholders and the net debt of these wireless operators, was valued at US$5,850 million.

The total amount we will pay for these wireless operators will depend upon the economic interest finally bought in each company and the final net debt of the acquired companies at the time of closing. The transaction is subject to, among other closing conditions, regulatory approvals in each country. It is expected to close in stages, with the final closing expected to occur by year-end 2004.

D.    EXCHANGE CONTROLS

Exchange Controls and Other Limitations Affecting Security Holders

Preliminary administrative authorization of certain transactions (Golden Share)

On May 13, 2003, the European Court of Justice (“ECJ”) ruled (in the case C-463/00, European Communities Commission vs. The Kingdom of Spain), that the preliminary authorization rules (golden share) set forth in Law 5/1995, requiring prior governmental approval with respect to a limited number of fundamental corporate and control transactions affecting us and Telefónica, S.A., were no longer valid. In order to adapt Law 5/1995 to the ECJ’s May 13, 2003 ruling, Law 5/1995 was modified by virtue of the twenty-fifth additional provision of Law 62/2003, dated December 31, 2003, governing certain tax, administrative and social matters. This regulation establishes a new post-closing notification model, which, for the purposes of the Telefónica Group, is applicable until February 2007.

The post-closing notification requirements described in Law 5/1995 apply to us, Telefónica, S.A., Telefónica de España S.A.U., and Telefónica Móviles España S.A.U., and must be observed in the following transactions:

•	transfer or encumbrance of strategic assets located in Spain by Telefónica de España and Telefónica Móviles España. Transactions affecting these assets carried out between Telefónica Group companies are exempt and need only be reported through a written communication to the competent regulatory body;

•	transfer or encumbrance of shares or any other securities of Telefónica de España by Telefónica S.A., Telefónica Móviles S.A. by Telefónica S.A. and Telefónica Móviles España by Telefónica Móviles S.A., when such transactions result in a change of control, or the sale of holdings representing 50% or more;

•	substitution of Telefónica Móviles España S.A.U.’s business purpose;

•	direct or indirect acquisition of our or Telefónica, S.A.’s shares representing 10% or more of each company’s share capital. Financial transactions which do not result in a change of control or in a change of management are exempt from the requirements of Law 5/1995; and

•	voluntary winding-up, spin-off or merger need only be reported through a simple written communication, except where these operations affect strategic assets specified in Law 5/1995, which will require the post-closing notification. The above-mentioned transaction between members of the Telefónica Group affecting strategic assets are exempt from the post-closing notification.

Ownership Limitations

The new General Telecommunications Law (“GTL”) enacted on November 3, 2003 eliminated existing ownership limitations, which prohibited non-European nationals from owning directly or indirectly more than 25% of our assets or share capital, except under certain circumstances. Article 6 of the new GTL provides for the application of the reciprocity principle under existing international treaties or agreements signed and ratified by Spain. The Spanish government, upon request, may authorize exceptions to the reciprocity principle contained in the new GTL.

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

Trading in our own Shares

At December 31, 2003, we did not hold any shares of treasury stock. We may from time to time purchase shares in the secondary market subject to the restrictions described below.

The Spanish Corporations Law prohibits the purchase by us and our subsidiaries of shares in the secondary market except in the following limited circumstances:

•	such a purchase of shares must be authorized by a general meeting of shareholders and, in the case of a purchase of shares by a subsidiary, also by a general meeting of shareholders of the subsidiary;

•	the shares so purchased have no economic or voting rights while held by us, except for the right to obtain fully paid-up shares issued by our company, and have no voting rights while held by its subsidiaries;

•	the purchaser must create reserves equal to the purchase price of any shares that are purchased and, if a subsidiary is the acquirer, the reserve must also be recorded by the parent company; and

•	the total number of treasury shares held by us and our subsidiaries may not exceed 5% of our total capital.

Any acquisition of our own shares exceeding, or that causes us and our subsidiaries’ holdings to exceed, 1% of our share capital must be reported to the CNMV. At our general shareholders’ meeting on April 1, 2003, our shareholders authorized our board of directors to acquire up to 5% of our share capital. This authorization is valid for 18 months from the date of such authorization.

E.    TAXATION

The following is a general summary of certain material Spanish and United States federal income tax consequences to U.S. Holders (as defined below) of the ownership and disposition of our shares or ADSs. This summary is based upon United States tax laws, including the United States Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed Treasury Regulations, rulings, judicial decisions, administrative pronouncements, Spanish tax law, and the Convention Between the United States of America and the Kingdom of Spain for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Taxes on Income, signed February 22, 1990, together with a related Protocol (the “Treaty”), all as currently in effect, and all of which are subject to change or changes in interpretation, possibly with retroactive effect. In addition, the summary is based in part on representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement or any other related document pursuant to which the ADSs have been issued will be performed in accordance with its terms.

As used herein, the term “U.S. Holder” means a beneficial owner of one or more of our shares or ADSs:

(a)	who is one of the following:

(i)	a citizen or individual resident of the United States for U.S. federal income tax purposes,

(ii)	a corporation (or an entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof (including the District of Columbia),

(iii)	an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or

(iv)	a trust if a U.S. court can exercise primary supervision over the administration of the trust and one or more U.S. persons are authorized to control all substantial decisions of the trust;

(b)	who is entitled to the benefits of the Treaty under the Limitation on Benefits provisions contained in the Treaty;

(c)	who is not also a resident of Spain;

(d)	who holds the shares or ADSs as capital assets;

(e)	who owns, directly, indirectly or by attribution, less than 10% of our share capital or voting stock; and

(f)	whose holding is not effectively connected with (1) a permanent establishment in Spain through which such U.S. Holder carries on or has carried on a business, or (2) a fixed base in Spain from which such U.S. Holder performs or has performed independent personal services.

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

If a partnership holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that holds shares or ADSs is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of the shares or ADSs.

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

Spanish Tax Considerations

Taxation of Dividends

Under Spanish law, dividends paid by a Spanish resident company to a U.S. Holder of shares or ADSs are subject to an income tax withheld at source on the gross amount of dividends, currently at a 15% tax rate. In 2001, and 2002, the applicable withholding rate was 18%.

On June 18, 2003 we made a special distribution of €0.175 per share consisting of a distribution of paid-in surplus. Under Spanish law, this type of distribution is subject to special tax treatment. In general, the amount of the distribution received in cash or in kind is not taxable under Spanish income tax law but instead reduces the acquisition cost of the shares or ADSs for Spanish tax purposes (i.e., in the event of a subsequent sale or disposition of the shares or ADSs, the amount of gain realized will be higher). However, if the amount of the distribution received in cash or in kind is greater than the holder’s adjusted acquisition cost for the shares or ADSs, then the amount by which the distribution exceeds the holder’s adjusted acquisition cost generally will be subject to tax in Spain (i) at the tax rate applicable to dividends for holders of shares or ADSs resident in Spain for tax purposes or operating through a permanent establishment in Spain, and (ii) at a 15% tax rate for holders of shares or ADSs not resident in Spain for tax purposes and not operating through a permanent establishment in Spain. If the amount of the distribution exceeds the adjusted acquisition cost of a U.S. Holder for the shares or ADSs, that U.S. Holder (not operating through a permanent establishment) may be subject to tax on the excess at 15% and be required to file a Spanish Form 210 within one month of this distribution. No amount will be withheld by us in respect of Spanish taxes on this distribution.

Taxation of Capital Gains

Under Spanish law, any capital gains derived from securities issued by residents of Spain for tax purposes are considered to be Spanish source income and, therefore, are taxable in Spain. Spanish income tax is generally levied at a 35% tax rate on capital gains of nonresidents of Spain who are not entitled to the benefit of any applicable treaty for the avoidance of double taxation and who do not operate through a fixed base or a permanent establishment in Spain. Spanish income tax will be levied at a 15% tax rate on capital gains if such gains are derived from the transfer or refund of shares and investments in “collective investment schemes” such as investment companies or investment funds.

Under the Treaty, capital gains realized by U.S. Holders arising from the disposition of shares or ADSs will not be taxed in Spain provided that the seller has not maintained a direct or indirect holding of 25% or more in our capital during the twelve months preceding the disposition of the stock. U.S. Holders will be required to establish that they are entitled to the exemption from tax under the Treaty by providing to the relevant Spanish tax authorities Spanish Form 210 and a certificate of residence on IRS Form 6166 from the IRS stating that to the best knowledge of the IRS such Holder is a United States resident within the meaning of the Treaty. Spanish law requires that both of these forms be filed within one month from the date in which the capital gain is realized. Beginning July 5, 2004, U.S. Holders must request the Form 6166 certificate of residence by filing Form 8802 with the IRS. The applicant must attach to Form 8802 a statement by the Holder declaring that the applicant was or will be a resident of the United States for the period for which the treaty benefit is claimed.

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

United States Federal Income Tax Considerations

Taxation of Dividends

The gross amount of any distributions (including the amount of any Spanish taxes withheld) paid to a U.S. Holder will be taxable as dividend income to the U.S. Holder for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in the shares or ADSs (thereby increasing the amount of any gain or decreasing the amount of any loss realized on the subsequent sale of such shares or ADSs), and to the extent in excess of such tax basis, will be treated as a gain from a sale or exchange of such shares or ADSs. Dividends paid by us will not be eligible for the dividends received deduction.

The amount of any distribution paid in euro, including the amount of any Spanish taxes withheld therefrom, will be included in the gross income of a U.S. Holder of shares in an amount equal to the U.S. dollar value of the euro calculated by reference to the spot rate in effect on the date of receipt (by a U.S. Holder, in the case of shares, or by the ADS Depositary, in the case of ADSs), regardless of whether the euros are converted into U.S. dollars. If the euros are converted into U.S. dollars on the date of receipt, a U.S. Holder of shares generally will not be required to recognize foreign currency gain or loss in respect of the distribution. If the euros received in the distribution are not converted into U.S. dollars on the date of receipt, a U.S. Holder of shares will have a basis in the euro equal to its U.S. dollar value on the date of receipt. Any gain or loss recognized upon a subsequent conversion or other disposition of the euros will be treated as U.S. source ordinary income or loss. In the case of a U.S. Holder of ADSs, the amount of any distribution paid in euro generally will be converted into U.S. dollars by the ADS Depositary upon its receipt. Accordingly, a U.S. Holder of ADSs generally will not be required to recognize any foreign currency gain or loss in respect of the distribution.

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

Subject to limitations and restrictions, a U.S. Holder generally will be entitled to a credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for Spanish income taxes withheld. Dividends paid with respect to shares or ADSs will generally constitute foreign source “passive” income or, in the case of certain holders, “financial services” income for foreign tax credit purposes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit in their particular circumstances. In lieu of a credit, a U.S. Holder may claim a deduction for any Spanish taxes withheld that are not refundable to it by the Spanish tax authorities. The deduction for foreign taxes paid is only available for taxable years in which the U.S. Holder does not choose to benefit from the foreign tax credit with respect to any foreign taxes.

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

Under the Treaty, gains on the sale or other disposition of the shares or ADSs by a U.S. Holder will not be subject to Spanish tax as long as the gain is not attributable to a permanent establishment in Spain, the Holder has not, at any time during the 12-month period before the disposition, held, directly or indirectly, 25% or more of the of the capital of the Company and if the Holder provides the relevant Spanish tax authorities with both an IRS certificate of U.S. tax residence on IRS Form 6166 and Spanish Form 210, as described above. Spanish law requires that both of these forms be filed within one month from the date on which the capital gain is realized. Special rules apply to individuals who are residents of more than one country.

Applicants are advised to submit Form 8802 and the accompanying declaration to the IRS well in advance of the date on which the Form 6166 that will be issued by the IRS may be required by the Spanish tax authorities as there may be delays in obtaining the necessary forms. U.S. Holders should consult their own tax advisors regarding the potential Spanish tax consequences of a sale of shares or ADSs and the procedures available for an exemption from such tax.

Recent U.S. Tax Law Changes Applicable to Individuals

Recent U.S. tax legislation generally has reduced the rates of tax payable by individuals (as well as certain trusts and estates) on many items of income. Under the Jobs and Growth Tax Relief Reconciliation Act of 2003 (the “2003 Act”), the marginal tax rates applicable to ordinary income generally have been lowered effective January 1, 2003. Furthermore, “qualified dividend income” received by individuals in taxable years beginning after December 31, 2002 and beginning before January 1, 2009, generally will be taxed at a maximum U.S. federal rate of 15% (rather than the higher rates of tax generally applicable to items of ordinary income). For this purpose, “qualified dividend income” generally includes dividends paid on shares in U.S. corporations as well as dividends paid on shares in certain non-U.S. corporations if, among other things, certain minimum holding periods are met and if either (i) the shares (or ADSs) with respect to which the dividend is paid are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive income tax treaty with the United States which contains an exchange of information program such as the U.S.-Spain Treaty. We currently anticipate that dividends paid by us with respect to our shares and ADSs should constitute “qualified dividend income” for U.S. federal income tax purposes and that U.S. holders who are individuals who meet certain requirements should be entitled to the reduced rates of tax, as applicable. However, some of the eligibility requirements for non-U.S. corporations are not entirely clear and further guidance from the Internal Revenue Service is anticipated. In addition, the Internal Revenue Service is expected to issue certification procedures for 2004 whereby a non-U.S. corporation will be required to certify as to the eligibility of its dividends for the reduced U.S. federal income tax rates.

Passive Foreign Investment Company Rules

We believe that we have not been, are not, and are not likely to become a “passive foreign investment company” (“PFIC”) for United States federal income tax purposes. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets and shares from time to time, there is no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder held shares or ADSs, certain adverse consequences could apply to the U.S. Holder.

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

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various types of market risk in the normal course of our business, including the impact of changes in interest rates, and foreign currency exchange rates. We actively manage interest rate risk and foreign currency exchange rate risk, in part with financial derivatives. All of our financial derivative transactions are entered into for hedging purposes. However, we are required to classify some of our these derivative contracts as held for trading purposes. Instruments that are classified for accounting purposes as trading are carried on the books at market prices, and gains or losses arising therefrom are recorded immediately in the income statement as financial revenue or expense, as appropriate.

Most of the other financial derivatives we held at December 31, 2003, were classified as hedges under Spanish GAAP. Gains or losses on these instruments are recorded as adjustments to the underlying transactions. Our counterparties in our financial derivatives transactions are Telefónica S.A. and financial institutions.

Interest rate risk

We use several derivative strategies, including swaps to manage our exposure to interest rate fluctuations. Giving effect to these derivative transactions, at December 31, 2003 approximately 56.5% of our long-term debt portfolio bore interest at a variable rate. Our floating rate debt portfolio is principally subject to fluctuations in the London Interbank Offered Rate (particularly for the U.S. dollar LIBOR), the European Interbank Offered Rate (EURIBOR) and the Brazilian Selic, Brazil’s prime rate. We estimate that each increase of 100 basis points, or 1.0%, in the weighted average interest rate per year for our floating-rate debt portfolio at December 31, 2003 and for that portion of our fixed-rate debt portfolio at that date maturing in the succeeding twelve months (i.e., through December 31, 2004) would have resulted in a decrease in net income for 2003 of approximately €68.5 million.

Exchange rate risk

The exchange rate risk to which we are exposed derives principally from (1) our long-term debt portfolio that is denominated in (or swapped into) currencies other than the euro and (2) the fact that we conduct a substantial amount of business in, and have substantial investments in, countries outside of Spain, principally Latin American countries. We hedge our debt-related exchange rate exposure to the extent that we consider necessary and hedges are commercially available. From time to time we hedge our exchange rate exposure arising from attributed net income from our non-Spanish subsidiaries (not material in 2003). We use swaps, options and exchange rate forward contracts to manage our exposure to exchange rate fluctuations. Giving effect to these derivative transactions, we were exposed to foreign currency fluctuations on approximately 22% of our long-term debt at December 31. The potential immediate loss we would have incurred from a hypothetical 10% adverse change in foreign currency exchange rates would have been approximately €76 million at December 31, 2003. In the event of this hypothetical change in exchange rates, our cost of financing would increase in proportion to the change. This assumes an unfavorable 10% fluctuation in all of the exchange rates affecting all the foreign currencies in which our indebtedness is denominated. Because consistently and simultaneously unfavorable movements in all relevant exchange rates are unlikely, this assumption may overstate the effect of exchange rate fluctuations on our results of operations.

Tabular description of market rate sensitive instruments

The tables below describe the financial instruments bearing interest or exchange rate risk for the companies consolidated in the Telefónica Móviles Group.

The tables below have been prepared as follows:

•	The debt obligations are ordered according to their final characteristics and taking into account the effect of the associated derivative instruments. They are classified according to the currency in which they are denominated, within the following categories:

•	Euro (EUR)

•	U.S. dollar (USD)

•	Latin American currencies (ARS Argentinean Pesos; BRL Brazilian reais, PEN Peruvian Pesos; MXN: Mexican Pesos)

•	Japanese Yen (JPY)

•	Moroccan dirham (MAD)

•	Each such group is further divided into:

•	Floating rate interest

•	Fixed rate interest

•	Each column shows the notional amount of each debt obligation maturing in the year indicated at the top of the column through a five-year period. The notional amount outstanding after such five-year period is shown in the next column. The column “Total” is the sum of the notional amounts.

•	Notional amounts do not include accrued interest.

The fair value columns show the value for (1) the underlying debt (net present value), (2) the derivatives linked to the underlying debt (Black & Sholes Model for the options and net present value for the others) and (3) the total (the sum of the two previous values).

MARKET RISK SENSITIVE INSTRUMENTS

TELEFÓNICA MÓVILES GROUP

	MATURITY DATES							FAIR VALUE (EUR Mo)
	2004	2005	2006	2007	2008	Thereafter	TOTAL	Underlying Debt	Associated Derivatives	TOTAL	Book Value
EURO	(73)	1,540	555	1,416	450	186	4,075	4,437	471	4,908	4,650

Floating Rate	(610)	405	314	1,231	425	—	2,340	2,123	320	2,443	2,340
Spread—Ref Euribor	(1.74)%	2.76%	(1.17)%	1.10%	(0.24)%		1.31%
Fixed Rate	537	1,135	241	186	26	186	2,310	2,314	152	2,466	2,310
Interest Rate	5.79%	5.65%	5.60%	6.23%	4.98	6.45%	5.78%

AMERICA	398	302	(44)	173	30	121	979	1,537	(470)	1,068	979

Instruments in USD	(95)	(9)	(199)	89	14	113	(88)	1,627	(1,688)	(61)	(88)
Floating Rate	(42)	(65)	(198)	17	21	12	(256)	812	(1,019)	(207)	(256)
Spread	(7.44)%	(3.23)%	(0.94)%	2.66%	1.65%	0.74%	(3.13)%
Fixed Rate	(53)	57	(1)	72	(7)	100	168	815	(669)	147	168
Interest Rate	5.86%	(1,97)	15.09%	8.67%	19.84%	7.12%	4.54%
Instruments in ARS	(16)	—	—	—	—	—	(16)	(16)	—	(16)	(16)
Floating Rate	—	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed Rate	(16)	—	—	—	—	—	(16)	(16)	—	(16)	(16)
Interest Rate	1.35%	—	—	—	—	—	1.35%
Instruments in BRL	431	171	56	13	10	—	681	(115)	845	731	681
Floating Rate	303	171	8	13	10	—	506	(115)	688	573	506
Spread	(0.01)%	0.46%	3.20%	1.37%	—	—	0.24%
Fixed Rate	128	—	47	—	—	—	175	—	158	158	175
Interest Rate	11.02%	—	—	—	—	—	8.05%
Instruments in PEN	58	4	—	—	—	—	62	27	37	64	62
Floating Rate	—	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed Rate	58	4	—	—	—	—	62	27	37	64	62
Interest Rate	5.14%	5.15%	—	—	—	—	5.14%
Instruments in MXN	20	135	100	71	6	9	341	15	336	350	341
Floating Rate	3	72	3	11	3	4	97	—	96	96	97
Spread	(0.52)%	(0.49)%	(0.52)%	(0.66)%	(0.52)%	(0.52)%	(0.52)%
Fixed Rate	17	63	97	60	3	4	244	15	240	254	244
Interest Rate	6.82%	9.46%	7.75%	7.93%	8.83%	8.83%	8.20%

ASIA	0	0	0	0	—	—	1	44	(43)	1	1

Instruments in JPY	0	0	0	0	—	—	1	44	(43)	1	1
Floating Rate	0	0	0	0	—	—	1	1	—	1	1
Spread	3.79%	3.79%	3.79%	3.79%	—	—	3.79%
Fixed Rate	—	—	—	—	—	—	—	43	(43)	0	—
Interest Rate	—	—	—	—	—	—	—

AFRICA	31	—	—	—	—	—	31	—	32	32	31

Instruments in MAD	31	—	—		—	—	31	—	32	32	31
Floating Rate	—	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed Rate	31	—	—	—	—	—	31	—	32	32	31
Interest Rate	8.90%	—	—	—	—	—	8.90%

TOTAL	356	1,842	511	1,590	480	307	5,087	6,019	(9)	6,009	5,662

EXCHANGE RATE OPTIONS	362						362			43	43

All amounts expressed in millions of euro, except for interest rates

Instruments Outstanding at December 31, 2002

	MATURITY DATES							FAIR VALUE (EUR Mo)
	2003	2004	2005	2006	2007	Thereafter	TOTAL	Underlying Debt	Associated Derivatives	TOTAL
EURO	(354)	1,367	1,970	715	1,108	397	5,203	4,992	537	5,529

Floating Rate	(563)	1,342	292	472	922	185	2,650	2,520	401	2,922
Spread—Ref Euribor	(0.55)%	0.88%	0.17%	0.20%	1.47%	(1.19)%	1.05%
Fixed Rate	209	26	1,678	243	186	211	2,553	2,472	136	2,608
Interest Rate	2.94%	4.98%	5.63%	5.67%	6.23%	6.27%	5.50%

AMERICA	370	354	316	39	322	339	1,739	2,598	(732)	1,866

Instruments in USD	(65)	(27)	114	(109)	226	326	464	2,458	(1,838)	620
Floating Rate	36	165	(160)	(43)	147	217	362	1,672	(1,269)	403
Spread	9.35%	2.96%	(1.49)%	(5.02)%	0.40%	0.19%	3.79%
Fixed Rate	(101)	(192)	273	(67)	80	109	102	786	(569)	217
Interest Rate	(2.53)%	3.25%	4.77%	0.60%	8.28%	5.95%
Instruments in ARS	(8)	—	—	—	—	—	(8)	(8)	—	(8)
Floating Rate	(9)	—	—	—	—	—	(9)	(9)	—	(9)
Spread	—	—	—	—	—	—	—
Fixed Rate	1	—	—	—	—	—	1	1	—	1
Interest Rate	8.23%	—	—	—	—	—	8.23%
Instruments in BRL	316	371	33	25	16	13	774	1	620	750
Floating Rate	209	371	33	25	16	13	667	131	502	633
Spread	—	—	—	—	—	—	—
Fixed Rate	107	—	—	—	—	—	107	—	118	118
Interest Rate	21.70%	—	—	—	—	—	21.70%
Instruments in PEN	112	—	—	—	—	—	112	—	112	112
Floating Rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed Rate	112	—	—	—	—	—	112	—	112	112
Interest Rate	2.06%	—	—	—	—	—	2.06%
Instruments in MXN	16	—	169	123	79	—	387	9	374	384
Floating Rate	13	—	155	123	79	—	371	—	337	337
Spread	—	—	(0.31)%	(0.64)%	(0.82)%	—	(0.51)%
Fixed Rate	3	—	14	—	—	—	16	9	37	46
Interest Rate	12.02%	—	9.79%	—	—	—	10.14%
Instruments in GTQ	—	10	—		—	—	10	8	—	8
Floating Rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed Rate	—	10	—	—	—	—	10	8	—	8
Interest Rate	—	11.25%	—	—	—	—	11.25%

AFRICA	33	—	—	—	—	—	33	—	35	35

Instruments in MAD	33	—	—		—	—	33	—	35	35
Floating Rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed Rate	33	—	—	—	—	—	33	—	35	35
Interest Rate	13.90%	—	—	—	—	—	13.90%

TOTAL	49	1,721	2,285	753	1,430	736	6,974	7,590	(160)	7,430

EXCHANGE RATE OPTIONS	—							—	39	39

All amounts expressed in millions of euro, except for interest rates.

Sensitivity to interest rates at December 31, 2003

Detail for Interest Rate Swaps

(Million of €)

	MATURITY DATE
	2,004	2,005	2,006	2,007	2,008	Subsequent	Total
EURO
Fixed to Floating
Receiving leg					(185)		(185)
Average Interest Rate					5.01%		5.01%
Paying leg					185		185
Average Spread (+EURIB)					-1.23%		-1.23%
Floating to fixed
Receiving leg	(26)	(26)	(26)	(26)	(210)	(26)	(340)
Average Spread					-0.05%		-0.03%
Paying leg	26	26	26	26	210	26	340
Average Interest Rate	4.98%	4.98%	4.98%	4.98%	5.00%	4.98%	4.99%
MXN
Floating to fixed
Receiving leg	(1)	(51)	(95)	(53)	(2)	(2)	(204)
Average Spread (+TIIE)	-0.54%	-0.06%	-0.63%	-0.83%	-0.54%	-0.54%	-0.54%
Paying leg	1	51	95	53	2	2	204
Average Interest Rate	8.43%	9.43%	7.73%	7.94%	8.43%	8.43%	8.23%

Sensitivity to interest rates at December 31, 2002

Detail for Interest Rate Swaps

(Million of €)

	MATURITY DATE
	2,003	2,004	2,005	2,006	2,007	Subsequent	Total
EURO
Fixed to Floating
Receiving leg						(185)	(185)
Average Interest Rate						5.01%	5.01%
Paying leg						185	185
Average Spread (+EURIB)						-1.23%	-1.23%
Floating to fixed
Receiving leg	(52)	(26)	(26)	(26)	(26)	(235)	(391)
Average Spread						-0.05%	-0.03%
Paying leg	52	26	26	26	26	235	391
Average Interest Rate	4.98%	4.98%	4.98%	4.98%	4.98%	5.00%	4.99%
MXN
Floating to fixed
Receiving leg	(7)		(27)				(34)
Average Spread (+TIIE)
Paying leg	7		27				34
Average Interest Rate	9.91%		9.65%				9.70%

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures.    Our Chairman and Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures as defined in U.S. Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective.

(b) Internal Control Over Financial Reporting.    There was no changes in our internal control over financial reporting that occurred during the year ended December 31, 2003 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.

Item 16A AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Mr. Miguel Canalejo Larrainzar and Mr. Javier Echenique Landiribar are “audit committee financial experts” as defined in Item 16A of Form 20-F.

Item 16B CODE OF ETHICS

We have adopted a code of ethics that applies, among others, to our Chairman and Chief Executive Officer, our Chief Financial Officer, our Principal Accounting Officer and controller, and persons performing similar functions in Telefónica Móviles, S.A. and subsidiaries consolidated within the Telefónica Móviles group. The code of ethics is filed as exhibit 11.1 to this annual report.

Item 16C ACCOUNTANTS’ FEES AND SERVICES

The fees accrued for the fiscal years 2003 and 2002 from the various member firms of the Deloitte Touche Tohmatsu international organization, to which Deloitte & Touche España S.L., the auditors of the Telefónica Móviles Group, belongs, amounted to €3,650 and €4,011 thousand, respectively.

These fees included the following:

	2003	2002
	(thousands of euros)
Audit Fees	2,778	1,818
Audit-Related Fees	533	304
Tax Fees	61	325
All Other Fees	278	1.564

Total Fees	3,650	4,011

These fees include all amounts relating to the Spanish and foreign companies in which the Telefónica Móviles Group has effective control or joint control with third parties.

The main services included in each of the categories are as follows:

•	Audit-Related Fees. Services in this category include, among others, due diligence services related to business combinations, advise on International Financial Reporting Standards (IFRS) applicable to the Group and review of the annual and quarterly information required by the Regulator relating to costs and quality parameters.

•	Tax Fees. Services in this category include, among others, consultancy and fiscal advising.

•	All Other Fees. Services in this category include, among others, “Revenue Assurance” project, legal advisors, consultancy in projects of Internet programs, etc.

Audit Committee Pre-approval Policies and Procedures

Our audit committee policies and procedures, Regulations on Relations with External Auditing of Telefónica Móviles, S.A., is filed as Exhibit 14.1.

PART III

Item 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

Item 18. FINANCIAL STATEMENTS

The following financial statements are filed as part of this Form 20-F:

Item 19. EXHIBITS

Exhibit Number

1.1	Amended and Restated Articles of Association (English translation).**

4.1	Contribution Agreement dated as of April 26, 2002 among Telefónica Móviles, S.A., Don Alejándro Burillo Azcáraga, Doña Carmela Azcáraga Milmo, Scotiabank Inverlat S.A. Institución de Banca Múltiple Grupo Financiero Scotiabank Inverlat.*†

4.2	Stock Purchase Agreement dated as of April 26, 2002 among Telefónica Móviles, S.A., Pegaso Telecomunicaciones, S.A. de C.V., Pegaso Comunicaciones y Sistemas, S.A. de C.V., Pegaso PCS, S.A. de C.V., Pegaso Finanzas, S.A. de C.V., Pegaso Finco I, S.A. de C.V., Pegaso Recursos Humanos, S.A. de C.V., Don Alejándro Burillo Azcáraga, Doña Carmela Azcáraga Milmo, Scotiabank Inverlat S.A. Institución de Banca Múltiple Grupo Financiero Scotiabank Inverlat, Leap PCS Mexico, Inc., Leap Wireless International, Inc., International Equity Investments, Inc., NI Media Equity, LLC, Laif X SPRL, Qualcomm Incorporated, Sprint Mexico, Inc., Sprint Corporation, Alacatel, and Telefonaktiebolaget LM Ericsson (PUBL).*

4.3	Shareholders Agreement dated as of October 17, 2002 among Telefónica Móviles, S.A., Portugal Telecom, SPGS, S.A., PT Móveis, SGPS, S.A., and Brasilcel B.V.**†

4.4	Subscription Agreement dated as of October 17, 2002 among Telefónica Móviles, S.A., Portugal Telecom, SPGS, S.A., PT Móveis, SGPS, S.A., and Brasilcel B.V.**†

4.5	Stock purchase agreement dated as of March 5, 2004 by and among Telefónica Móviles, S.A., each of the entities listed on Schedule 1 thereto, and Bell South Corporation

8.1	For a list of subsidiaries, see note 1 to our consolidated and combined financial statements.

11.1	Code of Ethics

12.1	Certification of the Chairman and Chief Executive Officer of Telefónica Móviles, S.A., pursuant to Section 302 of the Sarbanes— Oxley Act of 2002.

12.2	Certification of the Chief Financial Officer of Telefónica Móviles, S.A., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Regulations on Relations with External Auditing of Telefónica Móviles, S.A.

*	Incorporated by reference to Telefónica Móviles S.A.’s annual report on Form 20-F for 2001.
**	Incorporated by reference to Telefónica Móviles S.A.’s annual report on Form 20-F for 2002.
†	Confidential material appearing in this document has been omitted and filed separately with the Securities and Exchange Commission in accordance with the Securities Exchange Act of 1934, as amended, and Rule 24b-2 promulgated thereunder. Omitted information has been marked through.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

TELEFÓNICA MÓVILES, S.A.

By:	/s/ ANTONIO VIANA-BAPTISTA
Name: Antonio Viana-Baptista Title: Chairman and Chief Executive Officer

Date: July 9, 2004

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Telefónica Móviles, S.A.:

We have audited the accompanying consolidated balance sheets of Telefónica Móviles, S.A. and of the companies comprising the Telefónica Móviles Group (see Note 1) as of December 31, 2003 and 2002, and the related consolidated statements of operations for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the controlling Company’s Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material aspects, the financial position of Telefónica Móviles, S.A. and of the companies comprising the Telefónica Móviles Group as of December 31, 2003 and 2002, and the results of their operations for each of the three years ended December 31, 2003, in conformity with accounting principles generally accepted in Spain.

Accounting principles generally accepted in Spain vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of the consolidated net income (loss) for each of the three years in the period ended December 31, 2003, and the determination of the consolidated stockholders’ equity and financial position as of December 31, 2003 and 2002, to the extent summarized in Note 20.

Deloitte & Touche España, S.L.

Madrid—Spain

February 18, 2004, except for notes 19 and 20 as to which the date is June 29, 2004

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Consolidated Balance Sheets as of December 31, 2002 and 2003 and the Related Consolidated Statements of Operations, Cash Flows and Changes in Shareholders’ Equity for the Years Ended December 31, 2001, 2002 and 2003

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising the

Telefónica Móviles Group

Consolidated Balance Sheets as of December 31, 2002 and 2003

	Thousands of Euros
	12/31/02	12/31/03
ASSETS
Start-up expenses (Note 5.a)	371,840	360,506
Intangible assets (net) (Note 5.b)	2,295,227	2,692,699
Property, plant and equipment (net) (Note 6)	4,661,729	4,384,354
Long-term financial investments:
Investments in associated companies (Note 7.a)	1,082,845	121,651
Other investments (Note 7.b)	6,986	9,115
Other financial investments	307,887	551,869
Loans to Telefónica Group companies (Note 11)	1,673,313	1,203,205
Prepaid taxes (Note 13.a)	1,136,488	1,052,266
Provisions	(1,354)	(3,357)

	4,206,165	2,934,749
Goodwill (Note 8)	1,564,874	1,146,468
Deferred charges	24,816	21,113
Current assets:
Inventories	142,015	154,540
Accounts receivable:
Customer receivables	1,458,473	1,663,644
Receivable from Telefónica Group companies (Note 11)	270,561	409,808
Tax receivables (Note 13.b)	208,186	315,078
Other accounts receivable	43,693	83,250
Allowance for bad debts	(325,891)	(308,606)

	1,655,022	2,163,174
Short-term financial investments:
Loans to Telefónica Group companies (Note 11)	1,070,902	1,334,286
Other short-term investments	80,406	335,788

	1,151,308	1,670,074
Cash	120,546	61,920
Prepaid expenses and other current assets	38,172	74,468

	3,107,063	4,124,176

Total assets	16,231,714	15,664,065

The accompanying Notes 1 to 20 are an integral part of these Consolidated balance sheets.

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising the

Telefónica Móviles Group

Consolidated Balance Sheets as of December 31, 2002 and 2003

	Thousands of Euros
	12/31/02	12/31/03
LIABILITIES AND SHAREHOLDERS’ EQUITY
Shareholders’ equity (Note 9)	3,247,583	4,040,435
Minority interests (Note 10)	(14,417)	74,671
Deferred revenues:
Capital subsidies	378	29
Accrual of investment tax credits (Note 13.d)	20,175	21,657
Other deferred revenues	1,219	19,433

	21,772	41,119
Provisions for contingencies and expenses (Note 4.k)	2,116,268	1,149,591
Long-term liabilities:
Security issues	699,469	69,435
Payable to banks and other financial institutions (Note 12)	488,470	310,033
Payable to Telefónica Group companies (Note 11)	6,025,877	4,864,423
Other liabilities	19,407	130,641
Deferred taxes (Note 13.a)	58,505	35,811

	7,291,728	5,410,343
Current liabilities:
Security issues:
Short-term marketable debt securities	1,415	20,594
Payable to banks and other financial institutions:
Loans and other accounts payable (Note 12)	466,306	545,145
Interest payable	11,762	8,101

	478,068	553,246
Payable to Telefónica Group companies (Note 11)	777,007	1,473,285
Accounts payable to trade creditors	1,654,191	2,190,514
Accrued taxes payable (Note 13.b)	362,944	394,386
Other non-trade payables	194,468	201,583
Accrued expenses and other liabilities (Note 4.o)	100,687	114,298

	3,568,780	4,947,906

Total liabilities and shareholders’ equity	16,231,714	15,664,065

The accompanying Notes 1 to 20 are an integral part of these Consolidated balance sheets.

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising the

Telefónica Móviles Group

Consolidated Statements of Operations for the Years Ended

December 31, 2001, 2002 and 2003

	Thousands of Euros
	12/31/01	12/31/02	12/31/03
Wireless communication services	7,701,725	7,946,714	8,579,746
Sales of handsets and accessories	588,343	960,052	1,198,587
Other services	120,996	233,069	291,951

Net revenues from operations	8,411,064	9,139,835	10,070,284

Other revenues	147,747	91,070	152,403

Services and goods purchased	(1,862,117)	(2,406,039)	(2,592,541)
External services and local taxes	(2,603,758)	(2,412,370)	(2,581,995)
Personnel expenses (Note 14.a)	(533,831)	(546,381)	(485,993)
Depreciation and amortization (Notes 5 and 6)	(1,258,159)	(1,316,406)	(1,420,648)
Change in operating provisions	(225,416)	(130,245)	(99,274)

Total operating expenses	(6,483,281)	(6,811,441)	(7,180,451)

Operating income	2,075,530	2,419,464	3,042,236

Amortization of goodwill (Note 8)	(53,802)	(87,096)	(101,703)
Losses of associated companies (Note 14.c)	(119,193)	(159,477)	(80,656)
Financial expense (Notes 11, 12, 14.b and 17)	(714,869)	(921,983)	(1,288,474)
Financial income (Notes 11, 12, 14.b and 17)	386,810	605,787	910,337

Income from ordinary activities	1,574,476	1,856,695	2,481,740

Extraordinary income (expense) (Note 14.d)	(100,705)	(12,075,902)	(4,536)

Income before tax and minority interests	1,473,771	(10,219,207)	2,477,204

Corporate income tax (Note 13.c)	(628,768)	2,130,821	(890,493)
Minority interests (Note 10)	48,352	4,363,987	21,127

Net income	893,355	(3,724,399)	1,607,838

The accompanying Notes 1 to 20 are an integral part of these Consolidated statements of operations.

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements for the Years Ended December 31, 2001, 2002 and 2003

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

The Group’s main asset consists of holdings in various telecommunication operators in different countries. The principal companies composing the Telefónica Móviles Group as of December 31, 2001, 2002 and 2003, are as follows:

•	Telefónica Móviles España, S.A. (sole-stockholder company): incorporated by Telefónica, S.A. on October 11, 1988 and responsible for the management and operation of wireless communications in Spain.

•	Telefónica Móviles El Salvador, S.A. de C.V.: acquired by the Telefónica Group in July 1998. This company provides wireless and international long-distance communication services in El Salvador.

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

•	Telefónica Centroamérica Guatemala, S.A.: acquired by the Telefónica Group in July 1999. This company provides fixed-line and wireless communication services as well as paging services in Guatemala.

•	Telefónica Móviles U.S.A., Inc.: formed on March 23, 2000 to provide telecommunications consultancy services.

•	Telefónica Móviles Interacciona, S.A.: formed on June 21, 2000 (under the name of Terra Mobile, S.A.) to develop content and services through wireless networks using WAP technology or any other technology that may be developed in the future.

•	Telefónica Comunicaciones Personales, S.A.: a company which provides wireless communication services in Argentina. The holding in this company was acquired through the nonmonetary contribution made by Telefónica, S.A. on January 25, 2001, with effects since September 30, 2000, priors year effective fiscal year end (Note 2.d)

•	Telefónica Móviles, S.A.C.: a company which provides wireless communication services in Perú. The holding in this company was acquired through the nonmonetary contribution made by Telefónica, S.A. on March 7, 2001, with effects since January 1, 2001.

•	Telefónica Móviles Soluciones y Aplicaciones, S.A.: a Chilean company incorporated on July 1, 2002, which engages mainly in the development of commercial software and the provision of counseling services for the Telefónica Móviles Group communications and Internet companies.

•	Brasilcel, N.V.: a company to which the holdings owned by Telefónica Móviles, S.A. and the Portugal Telecom Group in wireless telephony companies in Brazil (see Note 2.d) were contributed on December 27, 2002, thereby making it Brazil’s largest wireless operator. This joint venture, which is 50% owned and managed by each of the two groups, comprises the following wireless communications operators:

•	Tele Sudeste Celular Participações, S.A.: a Brazilian company, acquired by the Telefónica Group on July 30, 1998 in the public auction which privatized the Brazilian telecommunication system (Telebrás). This company provides wireless communication services in the states of Rio de Janeiro and Espirito Santo through its operators Telerj Celular, S.A. and Telest Celular, S.A., respectively.

•	Tele Leste Celular Participações, S.A.: a Brazilian company acquired by the Telefónica Group on July 30, 1998 in the public auction which privatized the Brazilian telecommunication system (Telebrás). This company provides wireless communication services in the states of Bahia and Sergipe through its operators Telebahia Celular, S.A. and Telergipe Celular, S.A., respectively.

•	Celular CRT Participações, S.A.: a Brazilian company resulting from the spin off of Companhia Riograndense de Telecomunicações, S.A. and acquired by the Telefónica Group in December, 1996 in the public auction held by the Government of Rio Grande do Sul. This company provides wireless communication services in the state of Rio Grande do Sul through its operator Celular CRT, S.A.

•	Telesp Celular Participações, S.A.: a Brazilian company which provides wireless communications services in the states of São Paulo (through its operator Telesp Celular, S.A.) and Paraná and Santa Catarina (through its operator Global Telecom, S.A.).

•	Tele Centro Oeste Celular Participações, S.A.: A Brazilian company, subsidiary of Telesp Celular Participações, S.A., acquired on April 25, 2003 (Note 2.d), which provides wireless

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

communications services in the Central-Western region (formed by the States of Brasilia, Goias, Etocantins, Mato Grosso, Mato Grosso do Sul, Rondônia and Acre) and in the Amazonas region (in the states of Amapá, Amazonas, Maranhao, Pará and Roraima).

•	Telefónica Móviles México, S.A. de C.V.: a Mexican company to which all the shares of the Telefónica Móviles Group and the Pegaso Group in Mexican wireless operators (Note 2.d) were contributed on September 10, 2002. This company, which is 92% owned by Telefónica Móviles, manages the following wireless communications operators:

•	Grupo Corporativo del Norte, S.A. de C.V.: a Mexican holding company which provides cellular telephony services through the operator Celular de Telefonía, S.A. de C.V. (Cedetel) in the states of Nuevo León, Tamaulipas and part of the state of Coahuila. This company was acquired on July 5, 2001, through a nonmonetary contribution made by Telefónica, S.A.

•	Corporación Integral de Comunicación, S.A. de C.V.: a Mexican holding company which provides cellular telephony services through the operator Telefonía Celular del Norte, S.A. de C.V. (Norcel) in the states of Chihuahua, Durango and part of the state of Coahuila. This company was acquired on July 5, 2001, through a nonmonetary contribution made by Telefónica, S.A.

•	Baja Celular Mexicana, S.A. de C.V.: a Mexican holding company which provides cellular telephony services in the states of Baja California Norte, Baja California Sur and in the municipality of San Luis del Río Colorado in Sonora and, through the operator Movitel del Noroeste, S.A. de C.V. (Movitel) in the states of Sinaloa and Sonora, with the exception of the municipality of San Luis del Río Colorado. This company was acquired on July 5, 2001, through a nonmonetary contribution made by Telefónica, S.A.

•	Pegaso Telecomunicaciones, S.A. de C.V.: a Mexican holding company which provides telecommunications services through the operator Pegaso Comunicaciones y Sistemas, S.A. de C.V. in 14 cities throughout Mexico (Tijuana, Guadalajara, México D.F., Monterrey, Ensenada, Nuevo Laredo, Reynosa, Toluca, Chapala, Mexicali, Saltillo, Cuernavaca, Puebla and León). This company, which has a license to operate in all the regions, was acquired on September 10, 2002.

•	Movitel del Noroeste, S.A. de C.V.: a Mexican company, subsidiary of Baja Celular Mexicana, S.A. de C.V., which provides cellular telephony services in the States of Sinaloa and Sonora, excluding the San Luis del Río Colorado municipality.

•	Médi Telecom, S.A.: formed by the Telefónica Group and other investors in 1999. It provides wireless communication services in Morocco. This company began its operations in March 2000.

•	Mobipay International, S.A.: incorporated on December 21, 2000, with the corporate purpose of the provision of mobile payment services worldwide, excluding Spain.

•	Mobipay España, S.A.: a company incorporated on July 10, 2001, whose corporate purpose is the provision of mobile payment services in Spain.

After the incorporation of Telefónica Móviles, S.A. in February 2000, and the contribution of the investments held by Telefónica, S.A. and Telefónica Internacional, S.A. to Telefónica Móviles, S.A., the direct, indirect and total percentages of ownership of the Telefónica Móviles Group in each of the companies as of December 31, 2001, 2002 and 2003 are as follows:

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

	Economic Ownership
	December 31, 2001
Companies	Direct	Indirect	Telefónica Móviles Group
Tagilo Participações, Ltda.	100.00%	—	100.00%
SudesteCel Participações, S.A.	82.50%	—	82.50%
Tele Sudeste Celular Participações, S.A.	58.47%	26.39%	82.02%
Telerj Celular, S.A.	—	100.00%	82.02%
Telest Celular, S.A.	—	100.00%	82.02%
TBS Celular Participações, S.A.	66.27%	—	66.27%
Celular CRT Participações, S.A.	23.49%	22.20%	38.20%
Celular CRT, S.A.	—	100.00%	38.20%
TES Holding, S.A. de C.V.	51.00%	—	51.00%
Telefónica El Salvador, S.A. de C.V.	—	90.3%	(*)46.05%
TCG Holdings, S.A.	51.00%	—	51.00%
Telefónica Centroamérica Guatemala, S.A.	—	100.00%	51.00%
Telescucha, S.A.	—	100.00%	51.00%
Iberoleste Participações, S.A.	38.00%	—	38.00%
Tele Leste Celular Participações, S.A.	2.42%	21.91%	10.75%
Telebahia Celular, S.A.	—	100.00%	10.75%
Telergipe Celular, S.A.	—	100.00%	10.75%
Telefónica Móviles España, S.A. (sole-stockholder company)	100.00%	—	100.00%
Setaber Investments, B.V.	—	100.00%	100.00%
Senda Investments, B.V.	—	50.00%	50.00%
Grupo 3G, S.R.L.	—	100.00%	100.00%
Stella Investments, B.V.	—	100.00%	100.00%
Nuevo Cosmos	—	100.00%	100.00%
Spiral Investments, B.V.	—	100.00%	100.00%
3G Mobile AG	—	100.00%	100.00%
Serea Investments, B.V.	—	100.00%	100.00%
ST 3G, S.A.	—	40.00%	40.00%
Mobipay España, S.A.	—	13.33%	13.33%
Tempos 21 Innovación en Aplicaciones Móviles, S.A.	—	38.50%	38.50%
Main Ito. Superior Tecnología y Empresa, S.L.	—	20.00%	20.00%
Telefónica UK	—	100.00%	100.00%
3G Mobile Telecommunications GmbH	—	100.00%	100.00%
Solivella Investments, B.V.	—	100.00%	100.00%
IPSE 2000, S.p.A.	—	45.59%	45.59%
Group 3G UMTS Holding GmbH	—	57.20%	57.20%
Group 3G UMTS GmbH	—	100.00%	57.20%
Opco Mobile Services GmbH	—	100.00%	57.20%
Médi Telecom, S.A.	—	30.50%	30.50%
Telefónica Mobile Solutions, S.A.	100.00%	—	100.00%
Telefónica Mobile Solutions Chile, S.A.C.	—	99.90%	99.90%

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

	Economic Ownership
	December 31, 2001
Companies	Direct	Indirect	Telefónica Móviles Group
Telefónica Mobile Solutions Perú, S.A.C.	—	99.90%	99.90%
Telefónica Mobile Solutions Brasil, L.T.D.A.	—	99.90%	99.90%
Telefónica Mobile Solutions Argentina, S.A.	—	99.90%	99.90%
Terra Mobile, S.A.	80.00%	—	80.00%
Telefónica Móviles U.S.A., Inc.	100.00%	—	100.00%
TELCA Gestión Guatemala, S.A.	51.00%	—	51.00%
TELCA Gestión, S.A. de C.V.	51.00%	—	51.00%
Mobipay International, S.A.	38.00%	—	38.00%
Telefónica Móviles Perú Holding, S.A.A.	97.97%	—	97.97%
Telefónica Móviles, S.A.C.	—	100.00%	97.97%
Telefónica Móviles Argentina, S.A.	97.93%	—	97.93%
Telefónica Comunicaciones Personales, S.A.	—	100.00%	97.93%
Radio Servicios, S.A.	—	99.99%	97.92%
Radio Móvil Digital Argentina, S.A.	—	99.99%	97.92%
Telefónica de Centroamérica, S.L.	51.00%	—	51.00%
Telefónica Móviles Holding Uruguay, S.A.	100.00%	—	100.00%
Paging de Centroamérica, S.A.	51.00%	—	51.00%
Telefónica Soporte y Tecnología, S.A.	99.99%	—	99.99%
Baja Celular Mexicana, S.A. de C.V.	100.00%	—	100.00%
Baja Celular Servicios Corporativos, S.A. de C.V.	0.10%	99.90%	100.00%
Tamcel, S.A. de C.V.	—	99.99%	99.99%
Movitel de Noroeste, S.A. de C.V.	22.00%	68.00%	90.00%
Movicelular, S.A. de C.V.	22.00%	68.00%	90.00%
Moviservicios, S.A. de C.V.	22.00%	68.00%	90.00%
Corporativo Integral Comunicación, S.A. de C.V.	100.00%	—	100.00%
Telefonía Celular del Norte, S.A. de C.V.	79.10%	20.90%	100.00%
Todo para Celulares, S.A. de C.V.	—	100.00%	100.00%
Grupo Corporativo del Norte, S.A. de C.V.	100.00%	—	100.00%
Celular de Telefonía, S.A. de C.V.	73.82%	26.18%	100.00%
Soluciones Celulares, S.A. de C.V.	—	100.00%	100.00%
Enlaces del Norte, S.A. de C.V.	—	49.00%	49.00%
Grupo de Telecomunicaciones Celulares, S.A. de C.V.	—	100.00%	73.99%

(*)	For clarifying purposes, the following example is provided: The Telefónica Móviles Group’s economic ownership in Telefónica de El Salvador, S.A. de C.V. as of December 31, 2001 = 51.00% of Telefónica Móviles Group’s direct economic ownership in TES Holding, S.A. de C.V. multiplied by 90.3% of Telefónica Móviles Group subsidiary TES Holding, S.A. de C.V.’s direct economic ownership in Telefónica de El Salvador, S.A. de C.V. = 46.05%.

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

	Economic Ownership
	December 31, 2002
Companies	Direct	Indirect	Telefónica Móviles Group
Brasilcel, N.V.	50.00%	—	50.00%
Tagilo Participações, Ltda.	—	100.00%	50.00%
SudesteCel Participações, S.A.	—	89.50%	44.75%
Tele Sudeste Celular Participações, S.A.	—	85.59%	41.79%
Telerj Celular, S.A.	—	100.00%	41.79%
Telest Celular, S.A.	—	100.00%	41.79%
Portelcom Fixa, S.A.	—	100.00%	50.00%
TBS Celular Participações, S.A.	—	96.26%	48.13%
Celular CRT Participações, S.A.	—	49.38%	24.24%
Celular CRT, S.A.	—	100.00%	24.24%
Iberoleste Participações, S.A.	—	100.00%	50.00%
Tele Leste Celular Participações, S.A.	—	27.70%	13.85%
Telebahia Celular, S.A.	—	100.00%	13.85%
Telergipe Celular, S.A.	—	100.00%	13.85%
Intertelecom Ltda.	—	99.99%	49.99%
Ptelecom Brasil, S.A.	—	99.99%	49.99%
Portelcom Participações, S.A.	—	100.00%	49.99%
Telesp Celular Participações, S.A.	—	65.12%	32.56%
Telesp Celular, S.A.	—	100.00%	32.56%
Daini do Brasil, S.A.	—	100.00%	32.56%
Global Telcom Telecom, S.A.	—	100.00%	32.56%
Inepar S.A. Part. Invest. de Telecom.	—	100.00%	32.56%
Global Telecom, S.A.	—	100.00%	32.56%
TES Holding, S.A. de C.V.	100.00%	—	100.00%
Telefónica El Salvador, S.A. de C.V.	—	90.30%	90.30%
TCG Holdings, S.A.	100.00%	—	100.00%
Telefónica Centroamérica Guatemala, S.A.	—	100.00%	100.00%
Telescucha, S.A.	—	100.00%	100.00%
Telefónica Móviles España, S.A. (sole-stockholder company)	100.00%	—	100.00%
Setaber Investments, B.V.	—	100.00%	100.00%
Senda Investments, B.V.	—	50.00%	50.00%
Grupo 3G, S.R.L.	—	100.00%	100.00%
Nuevo Cosmos	—	100.00%	100.00%
Spiral Investments, B.V.	—	100.00%	100.00%
3G Mobile AG	—	100.00%	100.00%
Serea Investments, B.V.	—	100.00%	100.00%
ST 3G, S.A.	—	40.00%	40.00%
Mobipay España, S.A.	—	13.33%	13.33%
Tempos 21 Innovación en Aplicaciones Móviles, S.A.	—	38.50%	38.50%
Main Ito. Superior Tecnología y Empresa, S.L.	—	20.00%	20.00%
Telefónica UK	—	100.00%	100.00%

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

	Economic Ownership
	December 31, 2002
Companies	Direct	Indirect	Telefónica Móviles Group
3G Mobile Telecommunications GmbH	—	100.00%	100.00%
Solivella Investments, B.V.	—	100.00%	100.00%
IPSE 2000, S.p.A.	—	45.59%	45.59%
Group 3G UMTS Holding GmbH	—	57.20%	57.20%
Group 3G UMTS GmbH	—	100.00%	57.20%
Opco Mobile Services GmbH	—	100.00%	57.20%
Médi Telecom, S.A.	—	31.34%	31.34%
Telefónica Mobile Solutions, S.A.	100.00%	—	100.00%
Telefónica Mobile Solutions Chile, S.A.C.	—	99.90%	99.90%
Telefónica Mobile Solutions Perú, S.A.C.	—	99.90%	99.90%
Telefónica Mobile Solutions Brasil, L.T.D.A.	—	99.90%	99.90%
Telefónica Mobile Solutions Argentina, S.A.	—	99.90%	99.90%
Terra Mobile, S.A.	80.00%	—	80.00%
Terra Mobile Brasil, Ltd.	—	100.00%	80.00%
Termespa, S.A.U.	—	100.00%	80.00%
Terra Mobile (Findland) Oy.	—	100.00%	80.00%
Terra Mobile UK, Ltd.	—	100.00%	80.00%
I.O. Box Deutschland, GmbH	—	100.00%	80.00%
Telefónica Móviles U.S.A., Inc.	100.00%	—	100.00%
TELCA Gestión Guatemala, S.A.	100.00%	—	100.00%
TELCA Gestión, S.A. de C.V.	100.00%	—	100.00%
Mobipay International, S.A.	36.00%	—	36.00%
Telefónica Móviles Perú Holding, S.A.A.	97.97%	—	97.97%
Telefónica Móviles, S.A.C.	—	100.00%	97.97%
Telefónica Móviles Argentina, S.A.	97.93%	—	97.93%
Telefónica Comunicaciones Personales, S.A.	—	100.00%	97.93%
Radio Servicios, S.A.	—	99.99%	97.92%
Radio Móvil Digital Argentina, S.A.	—	99.99%	97.92%
Telefónica de Centroamérica, S.L.	100.00%	—	100.00%
Telefónica Móviles Holding Uruguay, S.A.	100.00%	—	100.00%
Telefónica Móviles Uruguay. S.A.	—	100.00%	100.00%
Paging de Centroamérica, S.A.	100.00%	—	100.00%
Telefónica Soporte y Tecnología, S.A.	99.99%	—	99.99%
Telefónica Móviles México, S.A. de C.V.	92.00%	—	92.00%
Telefónica Finanzas México, S.A. de C.V.	—	100.00%	92.00%
Baja Celular Mexicana, S.A. de C.V.	—	100.00%	92.00%
Baja Celular Servicios Corporativos, S.A. de C.V.	—	100.00%	92.00%
Tamcel, S.A. de C.V.	—	99.99%	92.00%
Movitel de Noroeste, S.A. de C.V.	—	90.00%	82.80%
Movicelular, S.A. de C.V.	—	90.00%	82.80%
Moviservicios, S.A. de C.V.	—	90.00%	82.80%

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

	Economic Ownership
	December 31, 2002
Companies	Direct	Indirect	Telefónica Móviles Group
Corporativo Integral Comunicación, S.A. de C.V.	—	100.00%	92.00%
Telefonía Celular del Norte, S.A. de C.V.	—	100.00%	92.00%
Todo para Celulares, S.A. de C.V.	—	100.00%	92.00%
Grupo Corporativo del Norte, S.A. de C.V.	—	100.00%	92.00%
Celular de Telefonía, S.A. de C.V.	—	100.00%	92.00%
Soluciones Celulares, S.A. de C.V.	—	100.00%	92.00%
Enlaces del Norte, S.A. de C.V.	—	94.90%	87.31%
Grupo de Telecomunicaciones Mexicanas, S.A. de C.V.	—	100.00%	92.00%
Pegaso Telecomunicaciones, S.A. de C.V.	—	100.00%	92.00%
Pegaso Comunicaciones y Sistemas, S.A. de C.V.	—	100.00%	92.00%
Pegaso PCS, S.A. de C.V.	—	100.00%	92.00%
Pegaso Recursos Humanos, S.A. de C.V.	—	100.00%	92.00%
Pegaso Finanzas, S.A. de C.V.	—	100.00%	92.00%
Pegaso Finco I, S.A. de C.V.	—	100.00%	92.00%
Telefónica Móviles Aplicaciones y Soluciones, S.A.	100.00%	—	100.00%
Brasilcel, N.V.	50.00%	—	50.00%
Tagilo Participações, Ltda.	—	100.00%	50.00%
SudesteCel Participações, S.A.	—	89.50%	44.75%
Tele Sudeste Celular Participações, S.A.	—	86.19%	41.94%
Telerj Celular, S.A.	—	100.00%	41.94%
Telest Celular, S.A.	—	100.00%	41.94%
Portelcom Fixa, S.A.	—	100.00%	50.00%
TBS Celular Participações, S.A.	1.12%	96.26%	49.25%
Celular CRT Participações, S.A.	—	50.55%	25.08%
Celular CRT, S.A.	—	100.00%	25.08%
Iberoleste Participações, S.A.	—	100.00%	50.00%
Tele Leste Celular Participações, S.A.	—	27.70%	13.85%
Telebahia Celular, S.A.	—	100.00%	13.85%
Telergipe Celular, S.A.	—	100.00%	13.85%
Intertelecom Ltda.	—	99.99%	49.99%
Ptelecom Brasil, S.A.	—	99.99%	49.99%
Portelcom Participações, S.A.	—	100.00%	49.99%
Telesp Celular Participações, S.A.	—	65.12%	32.56%
Telesp Celular, S.A.	—	100.00%	32.56%
Global Telcom Telecom, S.A.	—	100.00%	32.56%
Tele Centro Oeste Celular Participações, S.A.	—	28.87%	9.40%
Telegoiás Celular, S.A.	—	97.14%	9.13%
Telemat Celular, S.A.	—	97.83%	9.20%
Telems Celular, S.A.	—	98.54%	9.26%
Teleron Celular, S.A.	—	97.23%	9.14%
Teacre Celular, S.A.	—	98.35%	9.24%

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

	Economic Ownership
	December 31, 2002
Companies	Direct	Indirect	Telefónica Móviles Group
Norte Brasil Telecom, S.A.	—	100.00%	9.40%
Tele Centro Oeste IP, S.A.	—	99.99%	9.40%
Telefónica Móviles El Salvador Holding, S.A. de C.V. (*)	100.00%	—	100.00%
Telefónica Móviles El Salvador, S.A. de C.V. (**)	—	90.30%	90.30%
TCG Holdings, S.A.	100.00%	—	100.00%
Telefónica Centroamérica Guatemala, S.A.	—	100.00%	100.00%
Telescucha, S.A.	—	100.00%	100.00%
Infraestructura Internacional, S.A.	—	70.00%	70.00%
Telefónica Móviles España, S.A. (sole-stockholder company)	100.00%	—	100.00%
Grupo 3G, S.R.L.	—	100.00%	100.00%
Spiral Investments, B.V.	—	100.00%	100.00%
3G Mobile AG	—	100.00%	100.00%
Mobipay España, S.A.	—	13.33%	13.33%
Tempos 21 Innovación en Aplicaciones Móviles, S.A.	—	38.50%	38.50%
Main Ito. Superior Tecnología y Empresa, S.L.	—	20.00%	20.00%
Mediaways UK (***)	—	100.00%	100.00%
Solivella Investments, B.V.	—	100.00%	100.00%
IPSE 2000, S.p.A.	—	45.59%	45.59%
Group 3G UMTS Holding GmbH	—	57.20%	57.20%
Quam GmbH (****)	—	100.00%	57.20%
Opco Mobile Services GmbH	—	100.00%	57.20%
Médi Telecom, S.A.	—	32.18%	32.18%
Telefónica Móviles Interacciona, S.A. (*****)	—	100.00%	100.00%
Terra Mobile Brasil, Ltd.	—	100.00%	100.00%
I.O. Box Deutschland, GmbH	—	100.00%	100.00%
Simpay	25.00%	—	25.00%
Omicron Ceti, S.L.	100.00%	—	100.00%
Telefónica Móviles Puerto Rico, Inc.	100.00%	—	100.00%
Telefónica Móviles U.S.A., Inc.	100.00%	—	100.00%
TELCA Gestión, S.A. de C.V.	100.00%	—	100.00%
Mobipay International, S.A.	36.05%	—	36.05%
Telefónica Móviles Perú Holding, S.A.A.	97.97%	—	97.97%
Telefónica Móviles, S.A.C.	—	100.00%	97.97%
Telefónica Móviles Argentina, S.A.	97.93%	—	97.93%
Telefónica Comunicaciones Personales, S.A.	—	100.00%	97.93%
Radio Servicios, S.A.	—	99.99%	97.92%
Radio Móvil Digital Argentina, S.A.	—	99.99%	97.92%
Telefónica de Centroamérica, S.L.	100.00%	—	100.00%
Telefónica Móviles Holding Uruguay, S.A.	100.00%	—	100.00%
Telefónica Móviles Uruguay. S.A.	—	100.00%	100.00%
Paging de Centroamérica, S.A.	100.00%	—	100.00%

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

	Economic Ownership
	December 31, 2002
Companies	Direct	Indirect	Telefónica Móviles Group
Telefónica Soporte y Tecnología, S.A.	99.99%	—	99.99%
Telefónica Móviles México, S.A. de C.V.	92.00%	—	92.00%
Telefónica Finanzas México, S.A. de C.V.	—	100.00%	92.00%
Baja Celular Mexicana, S.A. de C.V.	—	100.00%	92.00%
Baja Celular Servicios Corporativos, S.A. de C.V.	—	100.00%	92.00%
Tamcel, S.A. de C.V.	—	99.99%	92.00%
Movitel de Noroeste, S.A. de C.V.	—	90.00%	82.80%
Movicelular, S.A. de C.V.	—	90.00%	82.80%
Moviservicios, S.A. de C.V.	—	90.00%	82.80%
Corporativo Integral Comunicación, S.A. de C.V.	—	100.00%	92.00%
Telefonía Celular del Norte, S.A. de C.V.	—	100.00%	92.00%
Todo para Celulares, S.A. de C.V.	—	100.00%	92.00%
Grupo Corporativo del Norte, S.A. de C.V.	—	100.00%	92.00%
Celular de Telefonía, S.A. de C.V.	—	100.00%	92.00%
Soluciones Celulares, S.A. de C.V.	—	100.00%	92.00%
Enlaces del Norte, S.A. de C.V.	—	94.90%	87.31%
Grupo de Telecomunicaciones Mexicanas, S.A. de C.V.	—	100.00%	89.61%
Pegaso Telecomunicaciones, S.A. de C.V.	—	100.00%	92.00%
Pegaso Comunicaciones y Sistemas, S.A. de C.V.	—	100.00%	92.00%
Pegaso PCS, S.A. de C.V.	—	100.00%	92.00%
Pegaso Recursos Humanos, S.A. de C.V.	—	100.00%	92.00%
Pegaso Finanzas, S.A. de C.V.	—	100.00%	92.00%
Pegaso Finco I, S.A. de C.V.	—	100.00%	92.00%
Activos para Telecomunicación, S.A. de C.V.	—	100.00%	92.00%
Telecomunicaciones Punto a Punto México, S.A. de C.V.	—	100.00%	92.00%
Telefónica Móviles Aplicaciones y Soluciones, S.A.	100.00%	—	100.00%

(*)	Formerly TES El Salvador, S.A. de C.V.
(**)	Formerly Telefónica El Salvador, S.A. de C.V.
(***)	Formerly Telefónica UK
(****)	Formerly Group 3G UMTS
(*****)	Formerly Terra Mobile, S.A.

Note 2.c lists the voting interest and consolidation method for the group companies in which Telefónica Móviles, S.A. has direct or indirect holdings and the changes in these holdings during 2001, 2002 and 2003.

Companies providing telecommunications services are subject to regulatory frameworks which set the rates of certain services. Also, some of these companies have commitments to the regulatory entities whereby they are obliged, for a certain time period, to comply with certain installation rates and service quality standards. As of December 31, 2003 all the companies had complied with these commitments.

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

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

In 2002, in view of the continuing delay in the commercial availability of UMTS technology, the significant downward revisions of the estimated demand for 3G services and the increased penetration of European markets by already-established operators, Telefónica Móviles reviewed the assumptions underlying the business plans of its investees in Germany, Italy, Austria and Switzerland, reconsidering its short- and medium-term strategies in these countries, and decided (i) to put on hold its second generation commercial activities in Germany and (ii) requested independent experts to assess the business plans of the aforementioned UMTS operators.

Based on the assessments obtained, and to ensure that the investments are correctly valued at all times, Telefónica Móviles decided in 2002 to eliminate the risk exposure in its books relating to the investments in Germany, Austria and Switzerland. Regarding the investment in Italy, Telefónica Móviles estimated the value of the UMTS license of Ipse 2000, S.p.A. at €300 million (risk exposure of €136 million for the Móviles Group), since the license terms and conditions make it possible to implement business plans with lower investments than in the other countries, since assignment of the right to use the spectrum is envisaged. It should be noted that license awardees which were not operating formerly in Italy received 5 mHz of additional spectrum for €827 million and could avail themselves of a deferred payment arrangement. Ipse 2000, S.p.A. has requested the return of this additional spectrum and the modification of the related payment. The latter amount was included in the value of the license prior to the write-down for accounting purposes. As of December 31, 2003, there was no change in the situation described before with respect to Germany, Switzerland and Italy.

The detail, by caption and country, of the effect of the write-downs and restructuring expenses arising from the Group’s decisions on the 2002 consolidated statement of operations and consolidated balance sheet of Telefónica Móviles is as follows:

		(Thousands of Euros)
		Allocated to:
Statement of Operations	Total Móviles Group	Germany	Italy	Austria	Switzerland
Share in losses of companies accounted for by the equity method (1)	(34,386)	—	(34,386)	—	—
Losses on intangible assets (2)	(9,285,381)	(9,118,935)	—	(129,220)	(37,226)
Losses on property, plant and equipment (3)	(81,179)	(57,843)	—	(5,075)	(18,261)
Extraordinary expenses (net) due to halting of UMTS operations (4)	(2,563,469)	(829,427)	(1,699,931)	(9,979)	(24,132)

Loss before taxes	(11,964,415)	(10,006,205)	(1,734,317)	(144,274)	(79,619)

Corporate income tax (5)	2,716,511	—	—	—	—
Loss attributed to minority interests (6)	4,198,050	—	—	—	—

Loss for the year	(5,049,854)	—	—	—	—

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

(1)	Relating mainly to the labor force restructuring and contract termination expenses recognized by Ipse 2000, S.p.A. (a company accounted for by the equity method) in its financial statements as of December 31, 2002.
(2)	Relating mainly to the write-down of third-generation licenses at the fully consolidated companies.
(3)	Relating to the property, plant and equipment retirements at the fully consolidated companies and including most notably the losses recognized by the German subsidiary Group 3G UMTS Holding GmbH arising from the halting of its GSM / GPRS commercial activity.
(4)	Relating mainly to expenses arising from labor force restructuring (€37.1 million); termination of contracts (€206.3 million); write-down of preopening expenses (€100.9 million), and long-term investments (€112.4 million); and the absorption of losses of minority interests (€382.4 million – see Note 10). In the case of the Italian investee Ipse 2000, S.p.A., this caption includes the provision for the value adjustment made to the investment in this company.

As indicated in Note 4.k, the Company transferred €968,808 thousand of provisions for contingencies and expenses to reflect the lower value of companies accounted for by the equity method, since Ipse 2000, S.p.A. had partially included in its statutory accounts the adjusted values of its assets. The application of this provision had no impact on the 2003 statement of operations

(5)	Relating to the tax assets arising from the decline in value (tax-deductible investment valuation provision) of the European subsidiaries awarded the third-generation wireless telephony licenses.
(6)	Relating to the losses attributable to minority interests in the German company Group 3G UMTS Holding GmbH.

The assets retired as a result of the aforementioned write-downs amounted to €9,586 million.

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

On December 23, 2003, Telefónica Móviles España, S.A. sold its investment in 3G Mobile Telecommunications GmbH (holder of the UMTS license in Austria) for €13,650 thousand (Note 2.d). Telefónica Móviles continues to do its utmost to obtain value from the aforementioned UMTS investments.

2.    Basis of presentation of the consolidated financial statements

a) True and fair view

The consolidated financial statements as of December 31, 2003 and the combined financial statements as of December 31, 2002 and 2001 have been prepared by the management of the Telefónica Móviles Group from the accounts of Telefónica Móviles, S.A., the accounts of the companies acquired or formed by Telefónica Móviles, S.A., and the accounts of the companies that were historically owned or acquired by the Telefónica Group and that were legally transferred to the Telefónica Móviles Group in October 2000, except for Telefónica Móviles Argentina, S.A. and Telefónica Móviles Perú Holding, S.A.A. which were contributed to Telefónica Móviles, S.A. by Telefónica, S.A. during 2001, and are not reflected in the combined financial statements as of December 31, 2000 under Spanish GAAP (Note 2.d).

The accounts of the companies comprising the Telefónica Móviles Group were prepared in accordance with the accounting principles and standards regulated in Spain and give a true and fair view of the net worth and

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

financial position of the Group as of December 31, 2002 and 2003 and of the results of operations and funds obtained and applied for each of the years ended December 31, 2001, 2002 and 2003.

Accounting principles used in preparing the consolidated financial statements conform with generally accepted accounting principles in Spain (“Spanish GAAP”), but do not conform with generally accepted accounting principles in the United States (“U.S. GAAP”). A description of these differences and a complete reconciliation of consolidated net income and shareholders’ equity to U.S. GAAP are set forth in Note 20. Occasionally, additional information has been included in some notes to the financial statements with the only purpose to clarify the comprehension of the reader.

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

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

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

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

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

c) Consolidation principles

The items in the financial statements were valued in accordance with the generally accepted accounting principles in effect. In the case of Group companies whose accounting and valuation methods differed from those of Telefónica Móviles, S.A., adjustments were made in consolidation so as to present the consolidated financial statements on a uniform basis.

Consolidation was performed by applying the consolidation methods and procedures contained in the accounting regulations in effect:

•	The companies over which effective control is exercised were consolidated by the global integration method.

•	The companies which are managed jointly with third parties were proportionally consolidated.

•	The companies in which there is significant management influence but not ownership of a majority of the voting rights or joint management with third parties were carried by the equity method.

•	The investees which are either not included in the foregoing points or which, although included, do not have a material impact on consolidation, are carried at cost net of the necessary provisions to reflect their market value if this is lower than cost.

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

Telefónica Móviles, S.A. owns the following voting interest in its investments:

	Voting Interest
	At December, 31
Companies	2001	2002	2003
Brasilcel, N.V.	—	50.00%	50.00%
Tagilo Participações, Ltda.	100.00%	50.00%	50.00%
SudesteCel Participações, S.A.	82.50%	44.75%	44.75%
Tele Sudeste Celular Participações, S.A.	75.73%	40.25%	40.81%
Telerj Celular, S.A.	75.73%	40.25%	40.81%
Telest Celular, S.A.	75.73%	40.25%	40.81%
Portelcom Fixa, S.A.	—	50.00%	50.00%
TBS Celular Participações, S.A.	66.27%	48.13%	49.25%
Celular CRT Participações, S.A.	60.01%	42.32%	42.65%
Celular CRT, S.A.	60.01%	42.32%	42.65%
Iberoleste Participações, S.A.	38.00%	50.00%	50.00%
Tele Leste Celular Participações, S.A.	21.89%	29.21%	29.21%
Telebahia Celular, S.A.	21.89%	29.21%	29.21%
Telergipe Celular, S.A.	21.89%	29.21%	29.21%
Intertelecom Ltda.	—	44.75%	49.99%
Ptelecom Brasil, S.A.	—	75.73%	49.99%
Portelcom Participações, S.A.	—	75.73%	49.99%
Telesp Celular Participações, S.A.	—	46.83%	48.33%
Telesp Celular, S.A.	—	46.83%	48.33%
Daini do Brasil, S.A.	—	46.83%	—
Global Telcom Telecom, S.A.	—	46.83%	48.33%
Inepar S.A. Part. Invest. de Telecom.	—	46.83%	—
Global Telecom, S.A.	—	46.83%	—
Tele Centro Oeste Celular Participações, S.A.	—	—	41.84%
Telegoiás Celular, S.A.	—	—	41.26%
Telemat Celular, S.A.	—	—	41.64%
Telems Celular, S.A.	—	—	41.69%
Teleron Celular, S.A.	—	—	41.12%
Teacre Celular, S.A.	—	—	41.83%
Norte Brasil Telecom, S.A.	—	—	41.84%
Tele Centro Oeste IP, S.A.	—	—	41.84%
Telefónica Móviles El Salvador Holding, S.A. de C.V.	51.00%	100.00%	100.00%
Telefónica Móviles El Salvador, S.A. de C.V.	46.05%	90.30%	90.30%
TCG Holdings, S.A.	51.00%	100.00%	100.00%
Telefónica Centroamérica Guatemala, S.A.	51.00%	100.00%	100.00%
Telescucha, S.A.	51.00%	100.00%	100.00%
Infraestructura Internacional, S.A.	—	—	70.00%
Telefónica Móviles España, S.A. (sole-stockholder company)	100.00%	100.00%	100.00%
Mobipay España, S.A.	13.33%	13.33%	13.33%
Main Ito. Sup. Tecnología y Empresa, S.L.	20.00%	20.00%	20.00%
Tempos 21 Innovación en Aplicaciones Móviles, S.A.	38.50%	38.50%	38.50%

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

	Voting Interest
	At December, 31
Companies	2001	2002	2003
Grupo 3G, S.R.L.	100.00%	100.00%	100.00%
Nuevo Cosmos	100.00%	100.00%	—
Spiral Investments B.V.	100.00%	100.00%	100.00%
3G Mobile A.G.	100.00%	100.00%	100.00%
Serea Investments B.V.	100.00%	100.00%	—
ST 3G, S.A.	40.00%	40.00%	—
Setaber Investments B.V.	100.00%	100.00%	—
Senda Investments B.V.	50.00%	50.00%	—
Mediaways UK	100.00%	100.00%	100.00%
3G Mobile Telecommunications GmbH	100.00%	100.00%	—
Solivella Investments B.V.	100.00%	100.00%	100.00%
IPSE 2000, S.p.A.	45.59%	45.59%	45.59%
Group 3G UMTS Holding GmbH	57.20%	57.20%	57.20%
Quam GmbH	57.20%	57.20%	57.20%
Opco Mobile Services GmbH	57.20%	57.20%	57.20%
Médi Telecom, S.A.	30.50%	31.34%	32.18%
Telefónica Mobile Solutions, S.A.	100.00%	100.00%	—
Telefónica Mobile Solutions Chile, S.A.C.	99.90%	99.90%	—
Telefónica Mobile Solutions Perú, S.A.C.	99.90%	99.90%	—
Telefónica Mobile Solutions Brasil, L.T.D.A.	99.90%	99.90%	—
Telefónica Mobile Solutions Argentina, S.A.	99.90%	99.90%	—
Telefónica Móviles Interacciona, S.A.	80.00%	80.00%	100.00%
Terra Mobile Brasil, Ltd.	—	80.00%	100.00%
Termespa, S.A.U.	—	80.00%	—	(*)
Terra Mobile (Findland) Oy.	—	80.00%	—	(**)
Terra Mobile UK, Ltd.	—	80.00%	—	(**)
I.O. Box Deutschland GMBH	—	80.00%	100.00%
Simpay	—	—	25.00%
Omicron Ceti, S.L.	—	—	100.00%
Telefónica Móviles Puerto Rico, Inc.	—	—	100.00%
Telefónica Móviles U.S.A., Inc.	100.00%	100.00%	100.00%
TELCA Gestión Guatemala, S.A.	51.00%	100.00%	—
TELCA Gestión S.A. de C.V.	51.00%	100.00%	100.00%
Mobipay International, S.A.	38.00%	36.00%	36.05%
Telefónica Móviles Perú Holding, S.A.A.	97.97%	97.97%	97.97%
Telefónica Móviles, S.A.C.	97.97%	97.97%	97.97%
Telefónica Móviles Argentina, S.A.	97.93%	97.93%	97.93%
Telefónica Comunicaciones Personales, S.A.	97.93%	97.93%	97.93%
Radio Servicios, S.A.	97.92%	97.92%	97.92%
Radio Móvil Digital Argentina, S.A.	97.92%	97.92%	97.92%
Telefónica de Centroamérica, S.L.	51.00%	100.00%	100.00%

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

	Voting Interest
	At December, 31
Companies	2001	2002	2003
Telefónica Móviles Holding Uruguay, S.A.	100.00%	100.00%	100.00%
Telefónica Móviles Uruguay, S.A.	—	100.00%	100.00%
Paging de Centroamérica, S.A.	51.00%	100.00%	100.00%
Telefónica Soporte y Tecnología, S.A.	99.99%	99.99%	99.99%
Telefónica Móviles México, S.A. de C.V.	—	92.00%	92.00%
Telefónica Finanzas México, S.A. de C.V.	—	92.00%	92.00%
Baja Celular Mexicana, S.A. de C.V.	100.00%	92.00%	92.00%
Baja Celular Servicios Corporativos, S.A. de C.V.	100.00%	92.00%	92.00%
Tamcel, S.A. de C.V.	100.00%	92.00%	92.00%
Movitel de Noroeste, S.A. de C.V.	90.00%	82.80%	82.80%
Movicelular, S.A. de C.V.	90.00%	82.80%	82.80%
Moviservicios, S.A. de C.V.	90.00%	82.80%	82.80%
Corporativo Integral Comunicación, S.A. de C.V.	100.00%	92.00%	92.00%
Telefonía Celular del Norte, S.A. de C.V.	100.00%	92.00%	92.00%
Todo para Celulares, S.A. de C.V.	100.00%	92.00%	92.00%
Grupo Corporativo del Norte, S.A. de C.V.	100.00%	92.00%	92.00%
Celular de Telefonía, S.A. de C.V.	100.00%	92.00%	92.00%
Soluciones Celulares, S.A. de C.V.	100.00%	92.00%	92.00%
Enlaces del Norte, S.A. de C.V. (***)	100.00%	87.31%	87.31%
Grupo de Telecomunicaciones Mexicanas, S.A. de C.V.	100.00%	92.00%	89.60%
Pegaso Telecomunicaciones, S.A. de C.V.	—	92.00%	92.00%
Pegaso Comunicaciones y Sistemas, S.A. de C.V.	—	92.00%	92.00%
Pegaso PCS, S.A. de C.V.	—	92.00%	92.00%
Pegaso Recursos Humanos, S.A. de C.V.	—	92.00%	92.00%
Pegaso Finanzas, S.A. de C.V.	—	92.00%	92.00%
Pegaso Finco I, S.A. de C.V.	—	92.00%	92.00%
Activos para Telecomunicación, S.A. de C.V.	—	—	92.00%
Telecomunicaciones Punto a Punto México, S.A. de C.V.	—	—	92.00%
Telefónica Móviles Aplicaciones y Soluciones, S.A.	—	100.00%	100.00%

(*)	This Company was merged with Telefónica Móviles Interacciona, S.A. (formerly Terra Mobile, S.A.) during 2003.
(**)	These Companies were liquidated during 2003.
(***)	Although Celular de Telefonía, S.A. de C.V has a 49.00% economic interest in this entity, Celular de Telefonía, S.A. de C.V. can appoint all the directors and, therefore, can control the day to day operation of this company.

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

The accounting for each of the companies and businesses were as follows:

Consolidation Method
Year Ended December, 31
Companies	2001	2002	2003
Brasilcel, N.V.	—	PI	PI
Tagilo Participações, Ltda.	GI	PI	PI
SudesteCel Participações, S.A.	GI	PI	PI
Tele Sudeste Celular Participações, S.A.	GI	PI	PI
Telerj Celular, S.A.	GI	PI	PI
Telest Celular, S.A.	GI	PI	PI
Portelcom Fixa, S.A.	—	PI	PI
TBS Celular Participações, S.A.	GI	PI	PI
Celular CRT Participações, S.A.	GI	PI	PI
Celular CRT, S.A.	GI	PI	PI
Iberoleste Participações, S.A.	EM	PI	PI
Tele Leste Celular Participações, S.A.	EM	PI	PI
Telebahia Celular, S.A.	EM	PI	PI
Telergipe Celular, S.A.	EM	PI	PI
Intertelecom Ltda.	—	PI	PI
Ptelecom Brasil, S.A.	—	PI	PI
Portelcom Participações, S.A.	—	PI	PI
Telesp Celular Participações, S.A.	—	PI	PI
Telesp Celular, S.A.	—	PI	PI
Daini do Brasil, S.A.	—	PI	—
Global Telcom Telecom, S.A	—	PI	PI
Inepar S.A. Part. Invest. de Telecom.	—	PI	—
Global Telecom., S.A.	—	PI	—
Tele Centro Oeste Celular Participações, S.A.	—	PI	PI
Telegoiás Celular, S.A.	—	PI	PI
Telemat Celular, S.A.	—	PI	PI
Telems Celular, S.A	—	PI	PI
Teleron Celular, S.A.	—	PI	PI
Teacre Celular, S.A.	—	PI	PI
Norte Brasil Telecom, S.A.	—	PI	PI
Tele Centro Oeste IP,S.A.	—	PI	PI
Telefónica Móviles El Salvador Holding, S.A. de C.V.	GI	GI	GI
Telefónica Móviles El Salvador, S.A. de C.V.	GI	GI	GI
TCG Holdings, S.A.	GI	GI	GI
Telefónica Centroamérica Guatemala, S.A.	GI	GI	GI
Telescucha, S.A.	GI	GI	GI
Infraestructura Internacional, S.A.	—	—	GI
Telefónica Móviles España, S.A. (sole-stockholder company)	GI	GI	GI
Mobipay España, S.A.	EM	EM	EM
Main Ito. Superior Tecnología y Empresa, S.L.	C	C	C

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

Consolidation Method
Year Ended December, 31
Companies	2001	2002	2003
Tempos 21 Innovación en Aplicaciones Móviles, S.A.	C	C	C
Grupo 3G, S.R.L.	C	C	C
Nuevo Cosmos	C	C	—
Spiral Investments B.V.	GI	GI	GI
3G Mobile A.G.	GI	GI	GI
Serea Investments B.V.	C	GI	—
ST 3G, S.A.	C	C	—
Setaber Investments B.V.	C	C	—
Senda Investments B.V.	C	C	—
Mediaways UK	C	C	C
3G Mobile Telecommunications GmbH	GI	GI	—
Solivella Investments	GI	GI	GI
IPSE 2000, S.p.A.	EM	EM	EM
Group 3G UMTS Holding GmbH	GI	GI	GI
Quam GmbH	GI	GI	GI
Opco Mobile Services GmbH	GI	GI	GI
Médi Telecom, S.A.	EM	EM	EM
Telefónica Mobile Solutions, S.A.	GI	GI	—
Telefónica Mobile Solutions Chile, S.A.C.	GI	GI	—
Telefónica Mobile Solutions Perú, S.A.C.	GI	GI	—
Telefónica Mobile Solutions Brasil, L.T.D.A.	GI	GI	—
Telefónica Mobile Solutions Argentina, S.A.	GI	GI	—
Telefónica Móviles Interacciona, S.A.	GI	GI	GI
Terra Mobile Brasil, Ltd.	—	GI	GI
Termespa, S.A.U. (*)	—	GI	—
Terra Mobile (Findland) Oy. (**)	—	GI	—
Terra Mobile UK, Ltd. (**)	—	GI	—
I.O. Box Deutschland GmbH	—	GI	GI
Simpay	—	—	C
Omicron Ceti, S.L.	—	—	C
Telefónica Móviles Puerto Rico, Inc.	—	—	GI
Telefónica Móviles U.S.A., Inc.	GI	GI	GI
TELCA Gestión Guatemala, S.A.	GI	GI	—
TELCA Gestión, S.A. de C.V.	GI	GI	GI
Mobipay International, S.A.	EM	EM	EM
Telefónica Móviles Perú Holding, S.A.A.	GI	GI	GI
Telefónica Móviles, S.A.C.	GI	GI	GI
Telefónica Móviles Argentina, S.A.	GI	GI	GI
Telefónica Comunicaciones Personales, S.A.	GI	GI	GI
Radio Servicios, S.A.	GI	EM	EM
Radio Móvil Digital Argentina, S.A.	GI	EM	EM
Telefónica de Centroamérica, S.L.	C	C	C

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

Consolidation Method
Year Ended December, 31
Companies	2001	2002	2003
Telefónica Móviles Holding Uruguay, S.A.	C	C	C
Telefónica Móviles Uruguay, S.A.	—	C	C
Paging de Centroamérica, S.A.	C	C	C
Telefónica Soporte y Tecnología, S.A.	C	C	C
Telefónica Móviles México, S.A. de C.V.	—	GI	GI
Telefónica Finanzas México, S.A. de C.V.	—	GI	GI
Baja Celular Mexicana, S.A. de C.V.	GI	GI	GI
Baja Celular Servicios Corporativos, S.A. de C.V.	GI	GI	GI
Tamcel, S.A. de C.V.	GI	GI	GI
Movitel de Noroeste, S.A. de C.V.	GI	GI	GI
Movicelular, S.A. de C.V.	GI	GI	GI
Moviservicios, S.A. de C.V.	GI	GI	GI
Corporativo Integral Comunicación, S.A. de C.V.	GI	GI	GI
Telefonía Celular del Norte, S.A. de C.V.	GI	GI	GI
Todo para Celulares, S.A. de C.V.	GI	GI	GI
Grupo Corporativo del Norte, S.A. de C.V.	GI	GI	GI
Celular de Telefonía, S.A. de C.V.	GI	GI	GI
Soluciones Celulares, S.A. de C.V.	GI	GI	GI
Enlaces del Norte, S.A. de C.V. (***)	GI	GI	GI
Grupo de Telecomunicaciones Mexicanas, S.A. de C.V.	GI	GI	GI
Pegaso Telecomunicaciones, S.A. de C.V.	—	GI	GI
Pegaso Comunicaciones y Sistemas, S.A. de C.V.	—	GI	GI
Pegaso PCS, S.A. de C.V.	—	GI	GI
Pegaso Recursos Humanos, S.A. de C.V.	—	GI	GI
Pegaso Finanzas, S.A. de C.V.	—	GI	GI
Pegaso Finco I, S.A. de C.V.	—	GI	GI
Activos para Telecomunicación, S.A. de C.V.	—	—	GI
Telecomunicaciones Punto a Punto Mexico, S.A. de C.V.	—	—	GI
Telefónica Móviles Aplicaciones y Soluciones, S.A.	—	GI	GI

GI: Companies consolidated by the global integration method which is equivalent to consolidation.

PI: Companies consolidated by the proportional integration method which is equivalent to consolidation.

EM: Companies carried by the equity method.

C: Investments carried by the cost method.

(*)	This Company was merged with Telefónica Móviles Interacciona, S.A. (formerly Terra Mobile, S.A.) during 2003.
(**)	These Companies were liquidated during 2003.
(***)	Although Celular de Telefonía, S.A. de C.V has a 49.00% economic interest in this entity, Celular de Telefonía, S.A. de C.V. can appoint all the directors and, therefore, can control the day to day operation of this company.

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

The consolidated statements for the year ended December 31, 2003, and the combined statements for the years ended December 31, 2002 and 2001 of operations include the revenues and expenses of companies that are no longer in the Group up to the date on which the related holding was sold or the company was liquidated, and those of the new companies included in the Group from the date on which the holding is acquired by Telefónica Group or the company is formed through year-end, except for Telefónica Móviles Argentina, S.A. and Telefónica Móviles Perú Holding, S.A.A., which were contributed to Telefónica Móviles, S.A. by Telefónica, S.A. during 2001, and are not combined in the combined financial statements as of December 31, 2000 under Spanish GAAP.

All the accounts receivable and payable, purchases, sales and gains or losses on transactions between companies consolidated by the global integration method were eliminated in consolidation.

The accounts payable and receivable, purchases and sales and the gains or losses on transactions between proportionally integrated companies were eliminated in consolidation in proportion to the Group companies’ share in the capital of the companies managed jointly.

In accordance with standard practice in Spain, the consolidated financial statements do not include the tax effect, if any, of transferring the reserves of the consolidated companies and holdings carried by the equity method to the parent company’s accounts, since it is considered that such reserves will be used to finance the operations of the such companies and that those reserves actually distributed will not give rise to a material additional tax cost.

The equity interests of the minority shareholders in the net worth and results of operations are recorded under the “Minority interests” captions of the consolidated financial statements (Note 10).

The consolidated statements of operations include the revenues and expenses of the companies that are no longer in the Group up to the date on which the related holding was sold or the company in question was liquidated, and those of the new companies included in the Group from the date on which the holding was acquired or the company in question was formed through year-end.

d) Changes in the consolidated Group

The main changes in the consolidated Group in 2001, 2002 and 2003 were as follows:

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

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

•	On January 25, 2001, Telefónica Móviles, S.A. carried out one of the capital increases authorized by the Stockholders’ Meeting on October 26, 2000, for a total amount (including par value plus additional paid-in capital) of €495,783,000 (Note 9.a). Telefónica, S.A. paid the new shares in full through the contribution of shares of the Argentine company Telefónica de Argentina, S.A. (TASA) representing 15.09% of its capital stock. On November 16, 2001, effective for accounting purposes from September 30, 2000, the non-proportional spin-off of Telefónica de Argentina, S.A. was completed, through which Telefónica Móviles, S.A. acquired 97.93% of the capital stock of the beneficiary company of the spin-off, Telefónica Móviles Argentina, S.A., which in turn owns all the shares of Telefónica Comunicaciones Personales, S.A. The value of the new holding used in the transaction was approximately €1,270,680,000. This company is consolidated by the global integration method.

Despite the fact that in 2000 the financial information of Telefónica Comunicaciones Personales, S.A. was included in the Telefónica Group`s combined financial statements with a difference of three months, i.e. through September 30, 2000, as permitted by the legislation in force, in 2001 the fiscal year-end of this company has been changed for legal purposes and brought into line with that of all the Telefónica Móviles Group companies.

Therefore the combined financial statements as of December 31, 2001 include this company`s balance sheets at that date and its statements of income for the 12-month period then ended, and its earnings for the period from October 1 to December 31, 2000 are recorded under the “Extraordinary Income (expense)” caption, since the amount there is not material.

•	On March 7, 2001, Telefónica Móviles, S.A. carried out one of the capital increases authorized by the Stockholders’ Meeting on October 26, 2000, for a total amount (including par value plus additional paid-in capital) of €253,863,000 (Note 9.a). Telefónica, S.A. paid the new shares in full through the contribution of shares of the Peruvian company Telefónica del Perú, S.A.A. representing 16.45% of its capital stock. On June 15, 2001, effective for accounting purposes from January 1, 2001, the non-proportional spin-off of Telefónica del Perú, S.A.A. was completed through which Telefónica Móviles, S.A. acquired 97.05% of the capital stock of the beneficiary company of the spin-off, Telefónica Móviles Perú Holding, S.A.A., which in turn owns all the shares of Telefónica Móviles, S.A.C. The value of the new holding used in the transaction was approximately €591,810,000. Also, an additional 0.92% of Telefónica Móviles Perú Holding, S.A.A. was acquired on the Peruvian market for €595,000 and, accordingly Telefónica Móviles owns 97.97% of this company’s capital stock. This company is consolidated by the global integration method.

•	On July 5, 2001, Telefónica Móviles, S.A. carried out one of the capital increases authorized by the Stockholders’ Meeting on October 30, 2000, for a total amount (including par value plus additional paid-in capital) of €686,409,000 (Note 9.a). Telefónica, S.A. paid the new shares in full through the contribution of shares which enabled the direct and/or indirect acquisition of the following percentages of ownership of wireless telephony operators in the north of Mexico: all the shares of Telefonía Celular del Norte, S.A. de C.V., Celular de Telefonía, S.A. de C.V., Baja Celular Mexicana, S.A. de C.V. and a 90% holding in Movitel del Noroeste, S.A. de C.V. The value of the new holding used in the transaction was approximately €2,173,740,000. These companies are consolidated by the global integration method.

On February 6, 2001, the Telefónica Móviles Group received official notification of the granting of the UMTS license in Switzerland for a period of 15 years at a cost of €32,508,000. The company which owns the license, 3G Mobile AG, was consolidated by the global integration method.

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

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

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

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

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

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

2003

On April 25, 2003, Telesp Celular Participações, S.A. (TCP), 65.12% owned by Brasilcel, N.V., acquired from the Brazilian company Fixcel (controlled by the Splice Group) 61.10% of the ordinary shares bearing voting rights of the Brazilian company Tele Centro Oeste Celular Participações, S.A (TCO), representing 20.37% of its total capital stock, for 1,505.5 million Brazilian reais.

In October 2003 TCP, availing itself of Brazilian legislation, presented a tender offer for the purchase of TCO’s remaining ordinary shares bearing voting rights, which were held by minority shareholders. As a result of this offer, the acceptance period for which ended on November 18, 2003, TCP acquired 74.23% of the shares targeted by the offer which, together with the shares it already owned, gave it ownership of a total of 86.58% of TCO’s ordinary shares (90.73% if the TCO-owned shares of treasury stock are excluded), representing 28.87% of the total capital stock (29.31% excluding the shares of treasury stock). The amount paid for this additional holding was 538.8 million Brazilian reais.

Although TCP had declared its intention of exchanging (or including) TCO shares and thus becoming its sole shareholder, this exchange was cancelled on January 12, 2004, following the decision issued by the Brazilian Securities Market Commission (CVM) which, in the opinion of the Boards of Directors of TCP and TCO, advised against carrying out the aforementioned proposal.

On June 12, 2003, Telefónica Móviles acquired 20% of Terra Mobile, S.A., thus obtaining ownership of all its shares of capital stock. The price agreed on was €1.

On June 24, 2003, Telefónica Móviles, sole shareholder of Terra Mobile, S.A., resolved to merge Termespa, S.A. into Terra Mobile, S.A., with the dissolution without liquidation of Termespa, S.A. and the universal transfer en bloc of the assets of the absorbed company to the absorbing company, which would acquire by way of universal succession the former’s rights and obligations. The business name of Terra Mobile, S.A. was also changed to “Telefónica Móviles Interacciona, S.A.”

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

On June 27, 2003, Telefónica Móviles sold its holding in Telefónica Mobile Solutions S.A. to Telefónica Sistemas, S.A. for €1,129 thousand, the company’s book value at the sale date.

On July 29, 2003, Medi Telecom, S.A. carried out a capital increase in which Telefónica Móviles España paid in €21,234 thousand and, since all the shareholders did not contribute to the capital increase, it increased its holding to 32.18%.

In September 2003, the convertible promissory notes representing the investment of Telefónica Internacional, S.A. in the Puerto Rican operator Newcomm Wireless Services, Inc. were transferred to the Móviles Group. These convertible promissory notes amounting to US$ 60,945 thousand and recorded under the “Other Long-Term Investments” caption, will entitle the Móviles Group, once it receives the respective authorizations from the regulatory bodies, to acquire 49.9% of the capital stock. Also, the Móviles Group is entitled to purchase an additional 0.2% of the capital stock, with which it will acquire control over the Puerto Rican operator.

On December 15, 2003, Telefónica Móviles sold all the shares of its wholly-owned investee Telefónica Móviles Interacciona to Telefónica Móviles España for €1; also on this date, all the loans granted to Telefónica Móviles Interacciona (and accrued interest receivable) were transferred to Telefónica Móviles España. This transaction had no impact for accounting purposes on the consolidated financial statements.

On December 23, 2003, Telefónica Móviles España and Mobilkom Austria Aktiengesellschaft & Co KG (Mobilkom) reached an agreement whereby the latter would acquire all the shares in 3G Mobile Telecommunications GmbH, the Austrian subsidiary of Telefónica Móviles España and holder of a third-generation wireless telephony license (UMTS). This company was sold for €13,650 thousand (Note 1), giving rise to a gain of €13,572 thousand.

e) Devaluation in Argentina

In view of its international presence, the Telefónica Móviles Group, like other corporations, has been affected by the economic situation in Argentina. As of December 31, 2003 and 2002, the Telefónica Móviles Group’s exposure at the various Argentine companies amounted to €116,048 thousand and €121,731 thousand, respectively, including the asset value assignable to those holdings and the internal financing provided.

At 2003 and 2002 year-end, with a stabilized foreign exchange market, the exchange rates applied were €1 at 3.7006 and 3.5341 pesos, respectively (US$ 1 at 2.93 and 3.37 pesos, respectively). These exchange rates were applied to include the Argentine subsidiaries’ assets in the consolidated financial statements and to evaluate the status of these assets regarding creditworthiness, investment valuation, viability evaluation, etc.

In accordance with the foregoing, these consolidated financial statements reflect a positive impact on consolidated earnings of €5,699 thousand in 2003 and an adverse impact of €36,751 thousand in 2002, respectively, and a positive impact under the “Translation Differences in Consolidation” caption of €86,632 thousand and an adverse impact of €138,853 thousand in 2003 and 2002, respectively.

The business plans prepared by the Company envisage the obtainment of sufficient income by the investee to guarantee the recovery of the Telefónica Móviles Group’s net investment in Argentina.

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

3.    Proposed allocation of income of the Controlling Company

The Board of Directors will propose for approval by the Stockholders’ Meeting the following distribution of income:

Thousands of Euros
Income for the year	1,266,686
Distribution to:
Dividends	795,955
Voluntary reserve	470,731

4.    Accounting principles

The main accounting principles applied in preparing these consolidated financial statements were as follows:

a) Goodwill

The amount paid for the acquisition of significant investments in excess of the underlying book value of such investments at the acquisition date and not directly allocable to the companies’ assets is recorded as consolidation goodwill. The amounts allocable to the acquired company’s assets will be assigned to the related assets and liabilities after the respective valuation, up to the limit of their market value.

Goodwill is amortized during the period in which it contributes to the obtainment of revenues by the companies for which the goodwill was recorded. The maximum goodwill amortization period is 20 years.

b) Translation methods (period-end exchange rate method)

The accounts of the companies domiciled outside the euro zone were translated to euro as follows: assets and liabilities at the year-end exchange rate; capital stock and reserves and first-time consolidation differences, at historical exchange rates; and revenues and expenses, at the average exchange rate for the period. The difference arising between translation by the foregoing methods and translation at year-end exchange rates is reflected under the “Shareholders’ Equity” caption (Translation Differences) in the consolidated balance sheets (Note 9.c).

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

c) Start-up expenses

Start-up expenses, which comprise incorporation, capital increase and preopening expenses, are recorded at cost and are amortized on a straight-line basis over five years from the commencement of the related activities.

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

d) Intangible assets

Concessions, patents, licenses, trademarks, etc.

This caption includes the following items:

•	The amount allocable to the licenses to operate the wireless communications services of the companies awarded to the Telefónica Group in the privatization of Telebrás in Brazil. This amount was recorded at the time of acquisition of these companies, since the market value of these assets exceeded the value recorded in the acquired companies’ balance sheets. As of December 31, 2003, the net balance of these licenses was €989,021 thousand. The licenses are being amortized over the concession period based on the estimated capacity to generate revenues in each period.

•	The amount allocable to the licenses to operate nationwide wireless communications services in Mexico. This amount was reclassified from the “Consolidation Goodwill” caption on completion of the respective valuations. As of December 31, 2003, the net balance of these licenses was €504,651 thousand. These licenses are being amortized over the concession period based on the estimated capacity to generate revenues in each period.

•	The DCS 1800 MHz license is recorded for the amounts paid to the Spanish public authorities plus the amounts paid for the cost of the clean-up of the radio spectrum that is necessary for the implementation and development of these licenses. The DCS 1800 MHz license is being amortized over 25 years (the concession period) based on the estimated capacity to generate revenues in each period.

•	Licenses for the provision of Personal Communications Services (PCS) in Argentina. These licenses are being amortized over 20 years, based on the estimated capacity to generate revenues in each period.

•	UMTS licenses obtained in Spain, Germany and Switzerland. In the case of Spain, due to the unavailability of technology and to the revenue and expense matching principle, commencement of the amortization of these licenses will coincide with the commencement of commercial operation and the amortization will be taken over the term thereof. The amortization method used will be based on the estimated capacity to generate revenues in each period. As mentioned in Note 1, the initial acquisition cost of the investments in the other countries was written down for accounting purposes in 2002, to reflect the current estimate of the realizable value of these businesses.

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

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

During all periods presented, the Telefónica Móviles Group has not increased the value of its property, plant and equipment to a higher appraised value. Property, plant and equipment is depreciated using the straight-line method over the estimated useful life of the assets, as follows:

Assets	Years of Estimated Useful Life
Structures	5 – 15
Wireless network installations	5 – 10
Computer hardware	3 – 5
Furniture, installations and others	2 – 10

f) Long-term and short-term financial investments

Long-term and short-term financial investments which were not fully or proportionally consolidated or carried by the equity method were recorded in the consolidated balance sheets at the lower of cost and market value.

The market value was determined as follows:

Listed securities-

The market value was taken to be the lower of average market price in the last quarter or market price at year-end.

As of December 31, 2002 and 2003, the Group had no investments in listed securities.

Unlisted securities-

At cost, net, if appropriate, of the required provisions for decrease in value.

Short-term financial investments were recorded at their face value plus, if appropriate, the accrued interest receivable.

g) Inventories

Inventories are valued at the lower of weighted average cost and market value.

Provisions have been recorded to reduce obsolete, defective or slow-moving inventories to net realizable value. The allowance for depreciation of inventories, which amounted to €40.86 million and €28.14 million as of December 31, 2002 and 2003, is recorded on the basis of age and turnover.

h) Corporate income tax

The accrued corporate income tax expense of the Group companies is calculated on the basis of book income before taxes, increased or decreased, as appropriate, by the permanent differences from taxable income, defined as those arising between taxable income and book income before taxes that do not reverse in subsequent periods.

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

Tax assets relating to tax loss carryforwards not yet offset and deferred tax assets are recorded when their future recovery is reasonably assured. Deferred tax assets which will foreseeably be reversed over a period exceeding 10 years are not recognized, except if there are deferred tax liabilities for the same or higher amount and their reversal period is the same as that of the deferred tax assets.

Deferrable investment tax credits are recorded under the “Deferred Revenues” caption.

The Spanish companies in which Telefónica, S.A. had a direct or indirect holding of at least 75% in 2003 and 2002 are taxed under Spanish corporate income tax under the consolidation tax regime. Telefónica Móviles, S.A. and the Spanish subsidiaries which meet this requirement file consolidated tax returns as part of the Telefónica, S.A. consolidated tax group.

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

The positive net differences are recorded under “Deferred Revenues – Other deferred revenues” caption on the liability side of the consolidated balance sheet, unless exchange losses have been charged to income in prior periods, in which case, the net positive differences are credited to period income up to the limit of the negative net differences charged to income in prior years, or in the current year. Negative differences are immediately charged to income.

The positive differences deferred in prior periods are credited to income in the period in which the related accounts receivable and payable fall due or are repaid early, or as negative exchange differences for the same or a higher amount are recognized in each homogeneous group.

Exchange gains or losses arising from specific financing of foreign currency investments in investee companies to hedge the exchange rate risk in these investments have been recorded under “Shareholders’ Equity” caption (Translation Differences) in the consolidated balance sheet.

The exchange differences arising from foreign currency transactions to specifically finance investments in investees which hedge the exchange rate risk on these investments are included under the “Translation Differences” caption in the accompanying consolidated balance sheets.

These transactions are deemed to be hedging transactions when the foreign currency in which the financing is denominated is either the same as or is correlated with the functional currency of the investee’s country and of the cash flows generated by the investment, and the expected flows of dividends and management fees are sufficient to ensure full repayment of the loans concerned throughout their term. Consequently, to ensure consistency in the treatment of the exchange differences on the subsidiaries’ assets and on the liabilities financing

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

such transactions, and to enable the appropriate matching of revenues and expenses, the exchange differences on these loans were allocated, in accordance with international accounting standards, to the “Translation Differences” caption (Note 9.c).

j) Recognition of revenues and expenses

Revenues and expenses are recognized on an accrual basis, i.e. when the goods and services are actually provided, regardless of when the resulting monetary or financial flow occurs.

However, in accordance with the accounting principle of prudence, foreseeable contingencies and losses, even when probable, are recorded as soon as they become known.

Various companies of the Móviles Group carry out sales promotions based on the obtainment of points by subscribers for telephone usage. These points can be exchanged for discounts on purchases of handsets, for usage or other services, based on the number of points obtained and the type of contract entered into with the companies. The consolidated balance sheets include the related accounting provision based on the estimated value on of the accumulated points at those dates.

k) Provision for contingencies and expenses

This caption includes the estimated amount required for probable or certain third-party liability arising from litigation in progress or from outstanding indemnity payments or obligations of undetermined amount to be borne by the Company. These provisions thus constitute a fund enabling the Company to meet expenses, losses or debts when it becomes liable for them. As of December 31, 2002, €2,116,628 thousand had been recorded in this connection. As described in Note 1, €1,699,931 thousand relate to the provision recorded for the value of the investment in Ipse 2000, S.p.A. and the provision for the absorption of losses of minority stockholders of Group 3G UMTS Holding GmbH (Note 10). In 2003, Telefónica Móviles transferred €968,808 thousand of the provisions for contingencies and expenses to reflect a lower balance accounted for by the equity method, since Ipse 2000 had recorded in its statutory accounts the partially readjusted value of its assets (Note 7).

Also, this caption includes the provisions recorded by the companies for severance pay based on employees’ years of service, in accordance with the legislation applicable in each country or with the contractual agreements entered into, and the provisions recorded for probable third-party liability or expenses of undetermined amount.

l) Accounts receivable and payable

Long- and short-term receivables and payables are recorded in the consolidated balance sheet at face value. The interest included in the face value of receivables and payables maturing at over 12 months is recorded under the “Deferred Revenues” or “Deferred Charges” captions in the consolidated balance sheet, respectively, and credited or charged, as appropriate, to period income by the interest method.

The related allowance for bad debts is recorded based on the age of the debt and the debtor’s creditworthiness.

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

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

Transactions which, exceptionally, were not assigned to hedge risks, are not treated as hedging transactions. In transactions of this kind, the related provision is recorded with a charge to the consolidated statement of operations as soon as losses are anticipated; gains are recorded when finally settled.

n) Pension plan

Telefónica Móviles, S.A. and its Spanish dependent companies arranged a pension plan pursuant to Pension Plans and Funds Law 8/1987, with the following features:

•	Contribution between 4.51% and 6.87% of the participants’ regulatory salary.

•	Obligatory contribution for participants of a minimum of 2.22% of their salary.

•	Financial and individual interest-method capitalization system.

The plan is assigned to “FONDITEL B, FONDO DE PENSIONES”, managed by the Telefónica Group company Fonditel Entidad Gestora de Fondos de Pensiones, S.A. (“Fonditel”). The amount of the contributions made by the Group in 2003 and 2002 totaled €6,630 thousand and €6,596 thousand, respectively, and these amounts are included under the “Personnel Expenses” caption in the accompanying consolidated statements of operations.

The Brazilian companies have arranged a defined-contribution Pension Plan which includes most of these companies’ serving employees. The companies contribute the same amount as that contributed by the participants which varies, depending on the company and the percentage selected by the participant, but does not exceed 9% of the participant’s salary.

o) Accrued expenses and other liabilities

Under this caption the Group companies record mainly the amount of purchases by subscribers of prepaid service for recharging or acquisition of cards which, at year-end, has not yet accrued or been recorded as a revenue because the customers of this service have not used all the credits relating to their cards.

5.    Intangible assets

a) Start-up expenses

Start-up expenses comprise incorporation, capital increase and preopening expenses. Preopening expenses relate mainly to direct costs incurred in the launch of various GSM digital telephony services, and expenses relating to third-generation wireless telephony (UMTS) services yet to be marketed in Spain. The expenses are recorded at cost and amortized on a straight-line basis over five years from the date of commencement of the related activities.

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

The detail of the balances of the start-up expenses and of the variations therein in 2002 and 2003 is as follows:

	Thousands of Euros
	Balance at 12/31/01	Inclusion of Companies	Additions	Amortization	Transfers	Translation Difference	Balance at 12/31/02
Incorporation and preopening Expenses	316,175	33,207	(10,815)	(69,209)	3,333	458	273,149
Capital increase expenses	136,814	—	226	(38,349)	—	—	98,691

Total	452,989	33,207	(10,589)	(107,558)	3,333	458	371,840

	Thousands of Euros
	Balance at 12/31/02	Inclusion of Companies	Additions	Amortization	Transfers	Translation Difference	Balance at 12/31/03
Incorporation and preopening Expenses	273,149	4,112	47,163	(32,563)	1,717	484	294,062
Capital increase expenses	98,691	—	478	(32,725)	—	—	66,444

Total	371,840	4,112	47,641	(65,288)	1,717	484	360,506

b)    Intangible assets

The detail of the balances of the intangible asset accounts and of the variations therein in 2002 and 2003 were as follows:

a)    Cost

	Thousands of Euros
	Balance at 12/31/01	Additions	Inclusion / exclusion of Companies	Retirements	Transfers	Translation Differences	Balance at 12/31/02
Research and development costs	3,318	—	—	—	5,005	71	8,394
Concessions, licenses and other	10,599,401	128,698	610,211	(9,254,380)	102,110	(204,705)	1,981,335
Other intangible assets	539,727	233,578	78,478	(67,823)	164,299	(38,015)	910,244

Total	11,142,446	362,276	688,689	(9,322,203)	271,414	(242,649)	2,899,973

	Thousands of Euros
	Balance at 12/31/02	Additions	Inclusion / exclusion of Companies	Retirements	Transfers	Translation Differences	Balance at 12/31/03
Research and development costs	8,394	—	—	—	(2,070)	—	6,324
Concessions, licenses and other	1,981,335	3	8,297	(12,292)	507,834	(86,265)	2,398,912
Other intangible assets	910,244	216,820	14,280	(26,255)	42,080	(10,507)	1,146,662

Total	2,899,973	216,823	22,577	(38,547)	547,844	(96,772)	3,551,898

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

b)    Amortization of intangible assets

	Thousands of Euros
	Balance at 12/31/01	Inclusion / exclusion of Companies	Provisions	Retirements	Transfers	Translation Differences	Balance at 12/31/02
Research and development	456	—	900	—	4	(8)	1,352
Concessions, licenses and other	120,803	66,650	65,940	(170)	(14,559)	(23,717)	214,947
Other intangible assets	183,322	37,657	179,713	(18,119)	19,780	(18,707)	383,646

Total	304,581	104,307	246,553	(18,289)	5,225	(42,432)	599,945

Provisions for amortizations	10,283	2,680	525	(4,406)	1,523	(5,804)	4,801

	Thousands of Euros
	Balance at 12/31/02	Inclusion / exclusion of Companies	Provisions	Retirements	Transfers	Translation Differences	Balance at 12/31/03
Research and development	1,352	—	1,277	—	—	—	2,629
Concessions, licenses and other	214,947	1,620	79,615	(2,578)	(1)	(21,998)	271,605
Other intangible assets	383,646	4,888	227,069	(17,241)	(3,977)	(11,554)	582,832

Total	599,945	6,508	307,961	(19,819)	(3,978)	(33,552)	857,066

Provisions for amortizations	4,801	—	—	(21)	(2,636)	(10)	2,133

The “Inclusion of Companies” column in the 2002 “Cost” and “Accumulated Amortization” tables above includes the proportional consolidation of the assets contributed by PT Móveis SGPS, S.A. to Brasilcel, N.V. and the full consolidation of the Pegaso Telecomunicaciones Group. This column in 2003 includes the balances relating to the newly-consolidated Tele Centro Oeste Celular Participações (Note 2.d). The “Exclusion of Companies” column relating to 2002 includes the effect of the assets of the Brazilian operators contributed by Telefónica Móviles to Brasilcel, N.V., while the column for 2003 reflects the exclusion from consolidation of Telefónica Mobile Solutions, S.A. and of 3G Mobile Telecommunications GmbH, as mentioned in Note 2.d.

The “Additions” column for 2003 includes mainly the investments made in computer and billing systems, and the development of new services such as the i-mode services.

The “Retirements” column for 2002 includes mainly the effect of the value adjustment of the licenses and other intangible assets for operation of the UMTS system in Germany, Austria and Switzerland (Note 1).

In 2003, €504,651 thousand were recorded as a net additional value of the licenses obtained to operate nationwide wireless communications services in Mexico. This amount was reclassified from the “Consolidation Goodwill” caption on completion of the respective valuations (Notes 4.d and 8).

The “Transfers” column for 2002 reflects the change in the method used to consolidate Tele Leste Celular Participações, S.A., prior to its contribution to Brasilcel, N.V. (Note 2.d).

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

The “Translation Differences” column shows the effect of the exchange rate fluctuations on the beginning balances of the foreign companies and the monetary correction which certain companies apply to their balances to the effect of inflation, in accordance with accounting practices in their respective countries. The effect of the exchange rate on the period variations of the year is included in the column relating to each variation.

6.    Property, plant and equipment

The detail of the balances of property, plant and equipment, variations and the related accumulated amortization therein in December 31, 2002 is as follows:

	Thousands of Euros
	Balance at 12/31/01	Additions	Retirements	Inclusion / exclusion of Companies	Translation Differences	Transfers	Balance at 12/31/02
Cost:
Land and structures	744,780	1,110	(8,801)	23,827	(47,531)	91,091	804,476
Wireless network installations	7,088,289	54,812	(65,496)	846,486	(1,328,301)	727,707	7,323,497
Furniture, installations and other	343,834	40,204	(64,883)	32,508	(62,351)	25,889	315,201
Computer hardware	430,505	42,647	(12,696)	33,167	(52,116)	38,445	479,952
Other property and equipment	132,925	3,646	(3,381)	50,898	(45,118)	19,755	158,725
Construction in process	690,431	541,901	(40,134)	11,112	(210,363)	(643,515)	349,432

Total property, plant, and equipment	9,430,764	684,320	(195,391)	997,998	(1,745,780)	259,372	9,431,283

	Thousands of Euros
	Balance at 12/31/01	Provisions	Retirements	Inclusion / exclusion of Companies	Translation Differences	Transfers	Balance at 12/31/02
Depreciation:
Land and structures	187,372	54,667	(1,857)	5,875	(10,502)	1,984	237,539
Wireless network installations	3,571,917	767,572	(34,188)	180,099	(597,693)	118,013	4,005,720
Furniture, installations and other	101,024	58,600	(19,698)	325	(25,663)	10,035	124,623
Computer hardware	221,557	91,124	(2,282)	22,508	(30,538)	3,777	306,146
Other property and equipment	58,172	23,239	(2,305)	11,112	(20,667)	(273)	69,278

Total depreciation	4,140,042	995,202	(60,330)	219,919	(685,063)	133,536	4,743,306

Provision for depreciation	46,308	(390)	(11,693)	528	(7,501)	(1,004)	26,248

Property, plant and equipment, net	5,244,414	(310,492)	(123,368)	777,551	(1,053,216)	126,840	4,661,729

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

The detail of the balances of property, plant and equipment, variations and the related accumulated amortization therein in December 31, 2003 is as follows:

	Thousands of Euros
	Balance at 12/31/02	Additions	Retirements	Inclusion / exclusion of Companies	Translation Differences	Transfers	Balance at 12/31/03
Cost:
Land and structures	804,476	7,744	(883)	6,738	(16,146)	141,051	942,980
Wireless network installations	7,323,497	107,217	(6,958)	156,796	(365,730)	348,675	7,563,497
Furniture, installations and other	315,201	26,072	(9,754)	11,411	(17,377)	(6,502)	319,050
Computer hardware	479,952	25,069	(2,344)	2,771	(16,979)	15,699	504,168
Other property and equipment	158,725	7,237	(795)	628	(6,631)	(19,350)	139,851
Construction in process	349,432	822,188	(10,263)	7,032	(21,507)	(541,458)	605,424

Total property, plant, and equipment	9,431,283	996,842	(32,096)	185,623	(444,209)	(46,382)	10,091,061

	Thousands of Euros
	Balance at 12/31/02	Provisions	Retirements	Inclusion / exclusion of Companies	Translation Differences	Transfers	Balance at 12/31/03
Depreciation:
Land and structures	237,539	70,389	(211)	1,892	(5,310)	9,300	313,599
Wireless network installations	4,005,720	839,686	(4,840)	72,836	(174,013)	(12,472)	4,726,917
Furniture, installations and other	124,623	36,862	(4,045)	8,002	(7,124)	(3,408)	154,910
Computer hardware	306,146	95,529	(1,583)	648	(14,710)	2,744	388,774
Other property and equipment	69,278	17,865	(1,147)	190	(3,610)	4,484	87,060

Total depreciation	4,743,306	1,060,331	(11,826)	83,568	(204,767)	648	5,671,260

Provision for depreciation	26,248	13,282	(5,215)	—	(1,655)	2,787	35,447

Property, plant and equipment, net	4,661,729	(76,771)	(15,055)	(102,055)	(237,787)	(49,817)	4,384,354

The “Inclusion of Companies” column in the 2002 “Cost” and “Accumulated Depreciation” tables above includes the proportional consolidation of the assets contributed by PT Móveis SGPS, S.A. to Brasilcel, N.V. and the full consolidation of the Pegaso Telecomunicaciones Group. This column for 2003 reflects the inclusion of TCO in the Telefónica Móviles consolidated Group, as mentioned in Note 2 d. The “Exclusion of Companies” column relating to 2002 includes the effect of the assets of the Brazilian operators contributed by Telefónica Móviles to Brasilcel, N.V., as mentioned in Note 2.d. This column for 2003 reflects the exclusion

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

from the consolidated group of Telefónica Mobile Solutions, S.A. and 3G Mobile Telecomunications GmbH (Note 2.d).

The “Additions” column for 2003 includes mainly the effect of the increase and expansion of capacity of the GSM and GPRS networks and the expansion of the UMTS network.

The “Retirements” column for 2002 includes mainly the effect of the write-down of the assets due to the halting of operations in Germany, Austria and Switzerland (Note 1).

The “Transfers” column for 2002 shows the effect of the change in the method used to consolidate Tele Leste Celular Participações, S.A., prior to its contribution to Brasilcel, N.V. (Note 2.d).

The “Translation Differences” column shows the effect of the exchange rate fluctuations on the beginning balances of the foreign companies and the monetary correction which apply to their to the effect of inflation, in accordance with accounting practices in their respective countries. The effect of the exchange rate on the period variations of the year is included in the column relating to each variation.

The detail of the property and equipment owned by Group companies consolidated by the global integration method outside Spain is as follows:

	Thousands of Euros
	12/31/02	12/31/03
Cost	4,174,872	4,529,395
Accumulated depreciation	(1,609,274)	(2,057,968)

Total property, plant and equipment located abroad	2,565,598	2,471,427

As of December 31, 2002 and 2003 the following items had been fully depreciated:

	Thousands of Euros
	12/31/02	12/31/03
Land and structures	16,938	23,709
Wireless network installations	1,608,102	2,116,558
Furniture, installations and other	64,396	101,122
Computer hardware	154,072	231,186

Total depreciated plant and equipment	1,843,508	2,472,575

The Telefónica Móviles Group companies have taken out insurance policies to cover the possible risks to which their property, plant and equipment are subject.

7.    Long-term financial investments

The main variations in long-term financial investments in 2002 and 2003 were as follows:

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

a) Investments in associated companies

	Thousands of Euros
	Balance at 12/31/01	Additions	Translation Differences	Retirements	Transfers	Balance at 12/31/02
IPSE 2000, S.p.A.	1,038,573	(18,871)	—	—	(6,011)	1,013,691
Médi Telecom, S.A.	64,765	(43,237)	(1,565)	—	42,923	62,886
Tele Leste Celular Participações, S.A.	18,825	(3)	(2,113)	—	(16,709)	—
Mobipay Internacional, S.A.	10,409	(4,154)	—	(522)	—	5,733
Mobipay España, S.A.	2,597	(588)	(3)	—	—	2,006
Other companies carried by the equity method	(2,201)	(1,558)	2,288	—	—	(1,471)

Total	1,132,968	(68,411)	(1,393)	(522)	20,203	1,082,845

	Thousands of Euros
	Balance at 12/31/02	Additions	Translation Differences	Retirements	Transfers	Balance at 12/31/03
IPSE 2000, S.p.A.	1,013,691	34,338	—	—	(968,808)	79,221
Médi Telecom, S.A.	62,886	(22,531)	(1,731)	—	—	38,624
Mobipay Internacional, S.A.	5,733	(1,503)	—	—	—	4,230
Mobipay España, S.A.	2,006	(766)	—	—	—	1,240
Other companies carried by the equity method	(1,471)	(288)	95	—	—	(1,664)

Total	1,082,845	9.250	(1.636)	—	(968,808)	121,651

The “Additions” column includes the share in the income or losses of companies accounted for by the equity method, the underlying book value of the investments at the time of acquisition and the share in the capital increases carried out during the year, except in the case of conversions of loans granted in prior years into capital.

The “Transfers” column for 2003 reflects the transfer of €968,808 thousand of the provision for contingencies and expenses for Ipse 2000 recorded in 2002, since this company partially wrote down the third-generation wireless telephony license in its accounts (Note 4.k).

b) Other investments

	Thousands of Euros
	Balance at 12/31/01	Additions	Translation Differences	Retirements	Transfers	Balance at 12/31/02
Tempos 21, S.A.	5,091	—	—	—	—	5,091
Telefónica de Centroamérica, S.L.	258	1,068	—	—	—	1,326
Other Holdings	2,771	36	(291)	(44)	(1,903)	569

Total	8,120	1,104	(291)	(44)	(1,903)	6,986

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

	Thousands of Euros
	Balance at 12/31/02	Additions	Translation Differences	Retirements	Transfers	Balance at 12/31/03
Tempos 21, S.A.	5,091	—	—	—	—	5,091
Telefónica de Centroamérica, S.L.	1,326	—	—	—	—	1,326
Other Holdings	569	567	(1)	(237)	1,800	2,698

Total	6,986	567	(1)	(237)	1,800	9,115

8.    Goodwill

The variations in “Goodwill” and in the related accumulated amortization in 2002 and 2003 were as follows:

Thousands of Euro
Balance at 12/31/01	1,111,812

Inclusion or exclusion of companies	428,093
Period additions	695,272
Amortization	(87,096)
Net transfers	(145,452)
Write-off	(399,149)
Translation differences	(38,606)

Balance at 12/31/02	1,564,874

Inclusion or exclusion of companies	745
Period additions	251,217
Amortization	(101,703)
Net transfers	(504,255)
Write-off	(18,984)
Translation differences	(45,426)

Balance at 12/31/03	1,146,468

Based on management’s estimates and projections, the estimated revenues attributable to the Group due to the investments which generated goodwill are at least equal to the unamortized amounts of the respective goodwill items in the related periods.

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

a)     Gross goodwill

	Thousands of Euros
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

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

	Thousands of Euros
	Balance at 12/31/02	Inclusion of Companies	Additions	Translation Differences	Retirements	Transfers	Balance at 12/31/03
Goodwill on consolidated companies:
Telefónica Móviles España, S.A. (sole-stockholder)	14,569	—	—	—	—	—	14,569
Brasilcel, N.V.	512,339	745	245,758	1,886	—	—	760,728
TES Holding, S.A. de C.V.	24,156	—	—	—	—	—	24,156
Dependent companies of TES Holding, S.A. de C.V.	51,311	—	—	(8,705)	—	—	42,606
Telefónica Móviles Perú Holding, S.A.A.	3,438	—	—	—	—	—	3,438
Telefónica Móviles México, S.A. de C.V.	781,256	—	—	—	(17,819)	(523,773)	239,664
Dependent companies of Mexican companies	255,902	—	—	(53,402)	(1,165)	(28,766)	172,569
TCG Holdings, S.A.	47,556	—	—	—	—	—	47,556
Dependent companies of TCG Holdings, S.A.	3,338	—	—	(662)	—	—	2,676

Total gross goodwill on companies consolidated	1,693,865	745	245,758	(60,883)	(18,984)	(552,539)	1,307,962

Goodwill from companies carried by the equity method:
Médi Telecom, S.A.	5,097	—	5,459	—	—	—	10,556
Dependent companies of Telefónica Móviles Argentina, S.A.	—	—	—	—	—	791	791

Total gross goodwill from companies carried by the equity method	5,097	—	5,459	—	—	791	11,347

Total gross goodwill in consolidation	1,698,962	745	251,217	(60,883)	(18,984)	(551,748)	1,319,309

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

b)    Amortization of goodwill

	Thousands of Euros
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

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

	Thousands of Euros
	Balance at 12/31/02	Inclusion of Companies	Provision	Translation Differences	Retirements	Transfers	Balance at 12/31/03
Amortization on consolidated companies:
Telefónica Móviles España, S.A. (sole-stockholder)	1,635	—	726	—	—	—	2,361
Brasilcel, N.V.	28,953	—	43,620	(324)	—	—	72,249
TES Holding, S.A.	1,470	—	1,230	—	—	—	2,700
Dependent companies of TES Holding, S.A. de C.V.	9,080	—	2,384	(1,795)	—	—	9,669
Telefónica Móviles Perú Holding, S.A.A.	442	—	174	—	—	—	616
Telefónica Móviles México, S.A. de C.V.	31,323	—	38,040	—	—	(47,493)	21,870
Dependent companies of Mexican companies	57,617	—	12,347	(13,068)	—	—	56,896
TCG Holdings, S.A.	2,450	—	2,391	—	—	—	4,841
Dependent companies of TCG Holdings, S.A.	1,118	—	424	(270)	—	—	1,272

Total amortization on companies consolidated	134,088	—	101,336	(15,457)	—	(47,493)	172,474

Amortization on companies carried by the equity method:
Medi Telecom, S.A.	—	—	367	—	—	—	367

Total amortization on companies carried by the equity method	—	—	367	—	—	—	367

Total amortization	134,088	—	101,703	(15,457)	—	(47,493)	172,841

In both the tables for “Gross Consolidation Goodwill” table and the “Amortization of Consolidation Goodwill” tables, the “Retirements” and “Transfers” columns include, in 2002, the effect of the corporate transactions described in Note 2.d relating to Telefónica Móviles México, S.A. de C.V. and Brasilcel, N.V.

In 2002 the goodwill arising on the acquisition of Iobox Oy was written down (Note 14.d) by €154,466 thousand due to the dissolution of Iobox Oy and the closure of its subsidiaries.

In 2003, €504,651 thousand were recorded as a net additional value of the licenses obtained to operate nationwide wireless communications services in Mexico. This amount was reclassified, once the respective valuations were completed, to the “Intangible Assets – Concessions, Patents, Licenses and Other” caption (Notes 4.d and 5.b).

The “Transfers” column for 2002 shows the effect of the change in the method used to consolidate Tele Leste Celular Participações, S.A., prior to its contribution to Brasilcel, N.V. (Note 2.d).

The 2003 additions in the “Gross Consolidation Goodwill” table relate mainly to the goodwill arising in the acquisition of Tele Centro Oeste Celular Participações (Note 2.d).

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

9.    Shareholders´ equity

The details of the balances and variations in equity accounts in 2002 and 2003 are as follows:

Thousands of Euros
Total Equity
Balance 12/31/01	7,488,652
Capital increase (Note 9.a)	244,419
Income for the period	(3,724,399)
Reserves not contributed (Note 9.b)	(6,322)
Translation differences (Note 9.c)	(754,767)

Balance 12/31/02	3,247,583
Capital increase (Note 9.a)	—
Income for the period	1,607,838
Dividends	(757,851)
Translation differences (Note 9.c)	(57,135)

Balance 12/31/03	4,040,435

a)    Capital stock

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

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

(3)	On July 22, 2002, Telefónica Móviles carried out the capital increase agreed upon by the Stockholders’ Meeting on April 4, 2002, increasing the par value of the capital by €7.278 thousand through the issuance of 14,557,046 new common shares of €0.50 par value each, which were subscribed by the Mesotel Group, with additional paid-in capital of €20,380 thousand. Mesotel paid the new shares in full through the contribution of the shares of the following companies owned by it: TES Holding, S.A. de C.V., Telca Gestión, S.A. de C.V., TCG Holdings, S.A., Telca Gestión Guatemala, S.A., Paging de Centroamérica, S.A., and Telefónica de Centroamérica, S.L.

The stockholder structure of Telefónica Móviles, S.A. as of December 31, 2002, was as follows:

Stockholder	Number of Shares	% of Ownership
Telefónica, S.A.	3,074,802,440	71.00%
Telefónica Internacional, S.A.	927,917,620	21.43%
Other stockholders	327,830,836	7.57%

Total at 12/31/02	4,330,550,896	100%

On April 4, 2002, the Stockholders’ Meeting adopted, inter alia, the following resolutions:

•	To authorize the Board of Directors, pursuant to Article 153.1.b) of the Spanish Corporations Law, to increase the capital stock, at once or several times within the limits, and under the terms y and conditions established by the Stockholders’ Meeting (authorized capital). As of the date of preparation of these consolidated financial statements, the Board of Directors had not made use of this authorization, which remains in force.

•	To delegate to the Board of Directors, pursuant to Article 319 of the Mercantile Registry Regulations, the power to issue nonconvertible and/or convertible debentures, within the limits and under the terms and conditions established by the Stockholders’ Meeting.

•	To authorize the Board of Directors for the derivative acquisition of shares of the Company, within the limits and under the terms and conditions established by the Stockholders’ Meeting within a maximum period of 18 months from April 4, 2002, provided that the par value of the shares acquired, in addition to those already owned by the Company or its subsidiaries, does not exceed 5% of capital stock.

•	To opt for application for an indefinite period to Telefónica Móviles, S.A., and to its investees belonging to the Telefónica, S.A. tax group, of the consolidated tax regime during the tax periods following 2004.

•	To increase capital through the exchange of shares by increasing the par value by €7.278 thousand through the issuance of 14,557,046 new common shares of €0.50 par value each. As described earlier, this capital increase was carried out on July 22, 2002, being subscribed by the Mesotel Group.

2003

The capital stock as of December 31, 2003, consisted of 4,330,550,896 fully subscribed and paid ordinary common shares, of the same series, of de of €0.5 par value each, recorded by the book-entry system, which are listed on the Spanish Continuous Market and on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao) and on the New York Stock Exchange.

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

On April 1, 2003, the Stockholders’ Meeting of Telefónica Móviles resolved to record the Company’s legal reserve €433,055 thousand in full with a charge to the “Additional Paid-in Capital” caption, so that the legal reserve would reach 20% of capital stock. This Meeting also resolved to pay a gross dividend of €0.175 on each of the Company’s shares in circulation, with a charge to the “Additional Paid-in Capital” caption. This dividend was paid on June 18, 2003. The same Meeting also resolved to offset prior years’ accumulated losses and the 2002 loss with a charge to the “Additional Paid-in Capital” caption.

On April 1, 2003, the Stockholders’ Meeting adopted, inter alia, the following resolutions:

•	To delegate to the Board of Directors, the power to issue nonconvertible, exchangeable and/or convertible debentures, bonds, promissory notes and other fixed-income securities, and to authorize them, in the case of these securities, to exclude the preferential subscription rights of the stockholders and holders of convertible securities, and to guarantee the issues of the subsidiaries. As of the date of preparation of these consolidated financial statements, the Board of Directors had not made use of this authorization, which remains in force.

•	To authorize the Board of Directors for the derivative acquisition of shares of the Company, within the limits and under the terms and conditions established by the Stockholders’ Meeting, within a maximum period of 18 months from April 1, 2003, provided that the par value of the shares acquired, in addition to those already owned by the Company or its subsidiaries, does not exceed 5% of capital stock. As of the date of preparation of these consolidated financial statements, the Board of Directors had not made use of this authorization.

The stockholder structure of Telefónica Móviles, S.A. as of December 31, 2003, was as follows:

Stockholder	Number of Shares	% of Ownership
Telefónica, S.A.	3,075,178,440	71.01%
Telefónica Internacional, S.A.	927,917,620	21.43%
Other stockholders	327,454,836	7.56%

Total at 12/31/03	4,330,550,896	100%

b)    Reserves not contributed

Under this caption is included the difference between the value of the companies transferred to Telefónica Móviles, S.A. during 2002 , and their value at the date of their effective transfer.

c)    Translation Differences

The “Translation Differences” caption relates mainly to the effect of exchange rate fluctuations on the net assets of the companies located abroad and the effect of the adjustment for inflation to the results assets contributed by companies which use this accounting method (Note 4.b). In this connection, negative differences of €789,296 thousand and €42,675 thousand arose in 2002 and 2003, respectively, of which €138,853 thousand and €86,632 thousand, respectively, relate to the effect of the devaluation in Argentina (Note 2.e).

This caption also includes the exchange gains or losses arising from foreign currency-denominated transactions for the specific financing of investments in investee companies performed by the Parent Company to

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

hedge the exchange rate risk on these investments (Note 4.i). In this connection exchange gains of €34,529 thousand were generated in 2002 and exchange loses of €14,460 thousand were generated in 2003.

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

On April 1, 2003, the Stockholders’ Meeting of Telefónica Móviles resolved to record the Company’s legal reserve in full of €433,055 thousand with a charge to the “Additional Paid-in Capital” caption, bringing the legal reserve to 20% of capital stock.

e)    Legislation regulating the sale of holdings

Pursuant to the provisions of Law 5/1995 which regulates the sale of public holdings in certain companies, Telefónica, S.A. and Telefónica Móviles, S.A. are required to maintain a holding representing over 50% of the capital stock of Telefónica Móviles, S.A. and Telefónica Móviles España, S.A., respectively, and to request prior administrative authorization for the sale of any percentage of capital stock which would reduce the holding to under 50%. This authorization is also required for the acquisition or disposal of over 10% of the capital stock of Telefónica Móviles, S.A.

Law 62/2003 on Tax, Administrative and Social Measures, which was published in the Spanish Official State Gazette of December 31, amended Law 5/1995 and established that, instead of obtaining prior administrative authorization, subsequent notice of the sale be given, and that it was no longer necessary to report the acquisition by a third party of 10% or over in the capital stock of Telefónica Móviles, S.A. if this acquisition was merely financial in nature and not intended to gain control and/or management of this company.

10.    Minority interests

The balance of €(14,417) thousand and €74,671 thousand of minority interests as of December 31, 2002 and 2003, respectively, relates to the following direct and indirect economic interests of non-Group stockholders in the equity of the companies detailed below:

Company	12/31/02	12/31/03
Telefónica Móviles Interacciona, S.A.	20.00%	—
Group 3G UMTS Holding GmbH	42.8%	42.8%
Telefónica Móviles Perú Holding, S.A.A.	2.03%	2.03%
Telefónica Móviles Argentina, S.A.	2.07%	2.07%
Telefónica Móviles México, S.A. de C.V.	8.00%	8.00%
Sociedades dependientes de Brasilcel, N.V.
Tele Sudeste Celular Participações, S.A.	8.22%	8.06%
Tele Leste Celular Participações, S.A.	36.15%	36.15%
Celular CRT Participações, S.A.	25.76%	25.22%
Telesp Celular Participações, S.A.	17.44%	17.44%
Tele Centro Oeste Celular Participações, S.A.	—	40.60%

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

The breakdown of this balance as of December 31, 2002 and 2003, by company, is as follows:

	Thousands of Euros
Company	Capital Stock	Reserves and Translation Differences	Income (Loss)	Total 12/31/02
Tele Sudeste Celular Participações, S.A.	30,429	(5,250)	5,646	—
TES Holding, S.A. de C.V.	49,010	(29,285)	(3,206)	—
TCG Holdings, S.A.	75,310	(75,818)	(3,431)	—
Terra Mobile, S.A.	60,049	(32,325)	(46,250)	(18,526)
Brasilcel, N.V.	—	133,595	—	252,054
Tele Leste Celular Participações, S.A.	59,586	(27,217)	(1,650)	—
Telefónica Móviles Perú Holding, S.A.A.	4,493	408	(79)	4,822
Telefónica Móviles Argentina, S.A.	3,134	(7,917)	(6,925)	(11,708)
Telefónica Móviles México, S.A. de C.V.	149,951	(3,048)	(13,637)	133,266
Movitel del Noroeste, S.A. de C.V.	—	5,541	(854)	—
Celular CRT Participações, S.A.	27,633	(2,773)	32,055	—
Group 3G UMTS Holding GmbH	4,057,896	(116,221)	(4,324,117)	(382,442)
Subsidiaries of Telefónica Móviles México, S.A. de C.V.	—	(92)	(939)	3,753
Other companies	—	5,061	(600)	4,364

Total	4,517,491	(155,341)	(4,363,987)	(14,417)

	Thousands of Euros
Company	Capital Stock	Reserves and Translation Differences	Income (Loss)	Variation in %	Total 12/31/03
Subsidiaries of Brasilcel, N.V.	50	386,386	21,876	(20,335)	387,977
Telefónica Móviles Interacciona, S.A.	—	(10,534)	—	10,534	—
Telefónica Móviles Perú Holding, S.A.A.	3,809	303	298	—	4,410
Telefónica Móviles Argentina, S.A.	2,865	(14,228)	1,645	—	(9,718)
Telefónica Móviles México, S.A. de C.V.	114,274	(1,594)	(42,404)	—	70,276
Group 3G UMTS Holding GmbH (Note 1)	107,011	(489,453)	—	—	(382,442)
Other companies, net	—	6,710	(2,542)	—	4,168

Total	228,009	(122,410)	(21,127)	(9,801)	74,671

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

The variations in minority interests in 2002 and 2003 were as follows:

	Thousands of Euros
Company	Balance at 12/31/01	Inclusion of Companies	Transfers	Additions	Income (Loss) for the Year	Translation Differences	Other Variations	Dividends Paid	Balance at 12/31/02
Tele Sudeste Celular Participações, S.A.	108,975	—	(30,825)	8,019	5,646	(48,631)	(40,256)	(2,928)	—
Tele Leste Celular Participações, S.A.	—	—	107,885	—	(1,650)	(49,079)	(57,156)	—	—
Subsidiaries of Brasilcel, N.V.	—	82,923	118,459	—	—	—	50,672	—	252,054
TES Holding, S.A. de C.V.	32,107	—	—	—	(3,206)	(1,667)	(27,234)	—	—
TCG Holdings, S.A.	(2,290)	—	—	—	(3,431)	1,014	4,707	—	—
Celular CRT Participações, S.A.	161,277	—	(56,915)	11,803	32,055	(82,664)	(63,715)	(1,841)	—
Group 3G UMTS Holding GmbH	890,321	—	—	3,051,354	(4,324,117)	—	—	—	(382,442)
Telefónica Móviles Interacciona, S.A.	(6,004)	—	—	33,546	(46,250)	182	—	—	(18,526)
Telefónica Móviles Perú Holding, S.A.A.	5,770	—	—	—	(79)	(869)	—	—	4,822
Telefónica Móviles Argentina, S.A.	(4,568)	—	—	—	(6,925)	(215)	—	—	(11,708)
Telefónica Móviles México, S.A. de C.V.	—	166,132	—	—	(13,637)	(19,229)	—	—	133,266
Subsidiaries of Telefónica Móviles México, S.A. de C.V.	—	—	4,784	—	(939)	(92)	—	—	3,753
Movitel del Noroeste, S.A. de C.V.	6,341	—	(4,687)	—	(854)	(800)	—	—	—
Other companies	6,399	—	(97)	—	(600)	(779)	(559)	—	4,364

Total	1,198,328	249,055	138,604	3,104,722	(4,363,987)	(202,829)	(133,541)	(4,769)	(14,417)

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

	Thousands of Euros
Company	Balance at 12/31/02	Inclusion of Companies	Transfers	Additions	Income (Loss) for the Year	Translation Differences	Other Variations	Dividends Paid	Balance at 12/31/03
Subsidiaries of Brasilcel, N.V.	252,054	3,414	—	120,083	21,876	2,629	(12,079)	—	387,977
Group 3G UMTS Holding GmbH	(382,442)	—	—	—	—	—	—	—	(382,442)
Telefónica Móviles Interacciona, S.A.	(18,526)	—	—	8,000	—	(8)	10,534	—	—
Telefónica Móviles Perú Holding, S.A.A.	4,822	—	—	—	298	(710)	—	—	4,410
Telefónica Móviles Argentina, S.A.	(11,708)	—	—	—	1,645	345	—	—	(9,718)
Telefónica Móviles México, S.A. de C.V.	133,266	—	—	—	(42,404)	(20,586)	—	—	70,276
Subsidiaries of Telefónica Móviles México, S.A. de C.V.	3,753	—	—	—	(1,467)	(635)	—	—	1,651
Other companies	4,364	—	—	—	(1,075)	(630)	—	—	2,517

Total	(14,417)	3,414	—	128,083	(21,127)	(19,595)	(1,687)	—	74,671

In 2002 the “Transfers” column includes the change in the method used to consolidate Tele Leste Celular Participações, S.A., prior to its contribution to Brasilcel, N.V. (Note 2.d).

Based on the matters indicated in Note 1, a provision was recorded under the “Provisions for Contingencies and Expenses” caption for the account receivable from the minority stockholder of Group 3G UMTS Holding GmbH as of December 31, 2002.

The “Additions” column for 2003 includes mainly the increase in minority interests due to the acquisition of Tele Centro Oeste Celular Participações, as mentioned in Note 2.d.

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

11.    Transactions with Telefónica Group companies

The breakdown of the balances receivable from and payable to the Telefónica Group as of December 31, 2002 and 2003 is as follows:

	Thousands of Euros
	12/31/02		12/31/03
	Receivable	Payable	Receivable	Payable
Telefónica, S.A.	1,787,705	6,142,187	1,149,370	5,699,553
Telefónica de España, S.A.	155,190	107,574	255,068	98,402
Telefónica Internacional, S.A.	2,689	12,833	1,208	12,391
Telefónica Investigación y Desarrollo, S.A.	197	21,219	1,056	18,770
Telefónica Telecomunicaciones Públicas, S.A.	5,193	—	5,577	223
Grupo Zeleris	190	9,193	190	7,714
Telefónica Larga Distancia, Inc.	34,172	—	—	—
Telecomunicações de Sao Paulo, S.A.	12,239	2,759	26,843	16,232
Telefónica Finanzas, S.A. (Telfisa)	644,105	389,952	984,953	320,170
Teleinformática y Comunicaciones, S.A.	15,381	6,650	53,040	7,349
Grupo Atento	2,215	15,937	570	12,463
Ipse 2000, S.p.A.	231,722	—	280,608	—
Telefónica Argentina, S.A.	—	—	3,203	—
Telefónica del Perú, S.A.A.	31,202	72,740	67,349	80,019
Tele Leste Celular Participações, S.A.	2,755	—	2,994	—
Medi Telecom, S.A.	54,961	108	70,131	—
CRT Celular, S.A.	485	104	4,980	53
Grupo Telesudeste Participações	12,900	183	13,414	3
Tele Brasil Sul Celular Participações, S.A.	3,351	—	—	—
Fisatel Mexico, S.A. de C.V.	—	—	1,894	19,620
Telefónica Mobile Solutions, S.A.	—	—	1,549	11,637
Other Telefónica Group companies	18,124	21,445	23,302	33,109

Total	3,014,776	6,802,884	2,947,299	6,337,708

The breakdown of the accounts payable by concepts, is as follows:

	Thousands of Euros
	2002		2003
	Short Term	Long Term	Short Term	Long Term
Loans and credit facilities	523,875	6,025,870	1,193,605	4,864,416
Consolidated corporate income tax	2,175	7	—	7
For purchases, services and others	250,957	—	279,680	—

Total	777,007	6,025,877	1,473,285	4,864,423

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

The breakdown of the loans granted by the Telefónica Group as of December 31, 2002 and 2003, is as follows:

	Thousands of Euros
	2002		2003
Company	Short- Term	Long- Term	Short- Term	Long- Term
Telefónica Móviles, S.A.:
Credit lines in euros by Telefónica, S.A.	166,039	763,789	—	1,745,762
Credit lines in US$ by Telefónica, S.A.	97,225	362,069	4,350	180,339
Loan in euros by Telefónica, S.A.	160,000	3,939,394	999,601	2,047,067
Loans in US$ by Telefónica, S.A.	—	478,595	130,061	391,320
Other financial debts	24,190	70,961	7,434	161,531
Telefónica Móviles España, S.A. (sole-stockholder company):
Loan in euros by Telefónica, S.A.	30,051	—	—	—
Multicurrency credit line by TELFISA-IEB	25,723	339,545	25,718	286,947
Telefónica Móviles Interacciona, S.A.:
Credit line in euros by Telfisa	8,239	—	6,988	—
Telefónica Móviles México, S.A.:
Fisatel México, S.A. de C.V. credit line in MXN.	—	—	19,453	—
Telefónica Móviles Perú Holding, S.A.A.:
Loan in US$ by Telefónica del Perú, S.A.A.	—	71,517	—	51,450
Telefónica Mobile Solutions, S.A. (sole-stockholder company):
Credit line in euros by Telfisa	12,408	—	—	—

Total	523,875	6,025,870	1,193,605	4,864,416

All the loans and credit lines detailed above bear interest at market rates. The average market interest rate of the loans and credit lines described above in 2003 and 2002 were 4.19% and 4.60%, respectively.

Of the outstanding balance payable to Telefónica Group companies as of December 31, 2002, €1,482,195 thousand were repaid in 2003. The Group had also drawn down €1,554,338 thousand to settle various of its subsidiaries’ obligations to non-Group entities. Of this amount, €475,553 thousand were repaid within the year.

As of December 31, 2003 and 2002, credit lines had been granted by the Telefónica Group totaling €2,195 million and €3,195 million, respectively, of which €291 million were denominated in U.S. dollars and €106 were denominated in Mexican pesos. As of December 31, 2002 €1,170 million were denominated in U.S. dollars.

€1,956 million and €1,409 million had been drawn down against the aforementioned credit lines as of December 31, 2003 and 2002, respectively, of which €185 million and €459 million, respectively, relate to the credit lines denominated in U.S. dollars and €19 million to the credit lines denominated in Mexican pesos. As of December 31, 2002 there were no lines denominated in Mexican pesos.

Although the Group’s books reflect a working capital deficiency as of December 31, 2003, in accordance with the 2004 budget no liquidity problems are expected to arise in the coming year.

Telefónica Móviles, S.A., Telefónica Móviles España, S.A. and Telefónica Móviles Interacciona, S.A. centralize all their cash balances at the Telefónica Group company Telefonía y Finanzas, S.A. (Telfisa), through transfers from and to the banks with which it has current accounts. The balances with Telfisa earn and bear interest at market rates.

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

The main transactions with Telefónica Group and associated companies in 2001, 2002 and 2003 were as follows:

	Thousands of Euros
	2001
	Operating Revenues	Financial Revenues	Financial Expenses	Purchases and Outside Services
Telefónica, S.A.	2,602	—	173,921	27,166
Telefónica de España, S.A.	960,718	—	—	482,366
Telefónica Sistemas, S.A.	661	—	—	1,238
Telefónica I + D, S.A.	685	—	—	16,179
Terra Networks, S.A.	379	—	1,989	12
Terra Networks México, S.A. de C.V.	—	—	—	2,534
Telefónica Telecomunicaciones Públicas, S.A.	69,537	—	—	42
Telefónica Servicios de Distribución, S.A.	54	—	—	10,854
Telefónica Publicidad e Información, S.A.	1,491	—	—	745
Telefónica Data España, S.A.	811	—	—	2,140
Telefónica Gestión de Servicios Compartidos, S.A.	12	—	—	4,874
Inmobiliaria Telefónica, S.A.	—	—	—	1,857
Zeleris Soluciones Integrales, S.I.	—	—	—	4,321
Venturini España, S.A.	—	—	—	1,328
Telelefonía y Finanzas, S.A.	—	79,171	22,586	—
Atento Holding de Telecomunicaciones, S.A.	30	—	—	31,595
Atento do Brasil, S.A.	—	—	—	25,898
Atento Argentina, S.A.	4,183	—	—	10,013
Atento Guatemala, S.A.	—	—	—	2,266
Teleinformática y Comunicaciones, S.A.	102,136	—	—	38,561
Terra Mobile, S.A.	1,851	20,909	—	—
Tele Leste Celular Participações, S.A.	3,654	—	—	871
Telebahia Celular, S.A.	4,363	—	—	—
Telergipe Celular, S.A.	6	—	—	—
Telefónica del Perú, S.A.A.	127,986	—	11,359	41,386
Telefónica Internacional, S.A.	84	—	20,080	1,028
Radio Móvil Digital Argentina, S.A.	—	336	—	—
Telinver, S.A.	2,699	—	—	138
Advance Telecomunicaciones, S.A.	282	—	—	385
Telesp Participações, S.A.	—	—	—	3,078
Telefónica Argentina, S.A.	39,595	96	247	115,857
Ipse 2000, S.p.A.	5,109	—	—	—
Medi Telecom, S.A.	1,983	—	—	—
Other Telefónica Group companies	5,892	—	—	2,747

Total	1,336,803	100,512	230,182	829,479

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

	Thousands of Euros
	2002
	Operating Revenues	Financial Revenues	Financial Expenses	Procurements and Outside Services
Telefónica, S.A.	2,762	—	268,103	32,089
Telefónica de España, S.A.	937,859	—	—	461,297
Telefónica Internacional, S.A.	69	—	—	2
Telefónica I+D, S.A.	669	—	—	15,585
Terra Networks España, S.A.	3,709	—	—	393
Telefónica Telecomunicaciones Públicas, S.A.	50,410	—	—	170
Telefónica Servicios de Distribución, S.A.	3	—	—	11,779
Zeleris España, S.A. (Sole-Stockholder Company)	266	—	—	13,273
Telefónica Datacorp, S.A. (Sole-Stockholder Company)	358	—	—	5,720
Telefónica Data España, S.A.	852	—	—	897
Telefónica Data Argentina, S.A.	91	—	30	123
Telefónica Gestión de Servicios Compartidos España, S.A.	69	—	—	3,216
Telefónica Gestión de Servicios Compartidos Guatemala, S.A.	—	—	—	1,355
Telefónica Gestión de Servicios Compartidos El Salvador, S.A. de C.V.	—	—	—	1,446
Telefónica Gestión de Servicios Compartidos de Perú, S.A.	—	—	—	4,387
Telefónica Gestión de Servicios Compartidos México, S.A.	1,250	—	—	2,174
Telesp Participações, S.A.	14,527	—	—	4,113
Telesp Celular Participações, S.A.	—	—	—	2,646
Telefonía y Finanzas, S.A. (Telfisa)	3	68,413	26,769	—
Teleinformática y Comunicaciones, S.A.	243,268	—	—	35,077
Atento Holding de Telecomunicaciones, S.A.	24	—	—	52
Atento Teleservicios España, S.A. (Sole-Stockholder Company)	2,937	—	—	35,927
Atento Argentina, S.A.	15	140	—	5,703
Atento de Guatemala, S.A.	—	—	—	1,265
Teleatento del Perú SAC	111	—	—	2,778
Atento El Salvador S.A. de C.V.	—	—	—	2,478
Atento Do Brasil, S.A.	—	—	—	23,665
Atento Mexicana S.A.	—	—	—	8,891
Ipse 2000, S.p.A.	1,851	10,425	—	—
Telefónica Argentina, S.A.	1,143	—	86	31,591
Telefónica del Perú, S.A.A.	121,565	—	7,239	27,820
Tele Leste Celular Participações, S.A.	793	—	—	—
ST 3G, S.A.	1,012	344	—	—
Mobipay International, S.A.	203	—	—	—
Medi Telecom, S.A.	2,540	2,879	—	—
Telefónica Móviles de Chile, S.A.	3,387	—	—	43
Inmobiliaria Telefónica, S.L.	95	—	—	4,010
Seguros de Vida y Pensiones Antares, S.A.	12	—	—	980
Emergia Guatemala	1,915	—	—	6,883
Other Telefónica Group companies	3,150	2,248	405	5,620

Total	1,396,918	84,449	302,632	753,448

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

	Thousands of Euros
	2003
	Operating Revenues	Financial Revenues	Financial Expenses	Procurements and Outside Services
Telefónica, S.A.	2,515	6,779	314,064	34,920
Telefónica de España, S.A.	828,155	—	—	415,818
Telefónica Internacional, S.A.	575	—	—	644
Telefónica Investigación y Desarrollo, S.A.	889	—	—	11,977
Telefónica Telecomunicaciones Públicas, S.A.	28,417	—	—	275
Zeleris España, S.A.U	433	—	—	24,763
Telecomunicações de Sao Paulo, S.A.	232,650	—	—	31,393
Telefonía y Finanzas, S.A. (Telfisa)	3	38,477	6,688	—
Teleinformática y Comunicaciones, S.A.	256,529	—	—	31,191
Atento Group	2,906	72	—	65,693
Ipse 2000, S.p.A.	—	19,520	—	—
Telefónica Argentina, S.A.	975	—	—	31,145
Telefónica del Perú, S.A.A.	96,108	1,101	2,497	22,502
Medi Telecom, S.A.	541	1,397	—	1
Telefónica Mobile Solutions, S.A.	599	275	—	16,225
Other Telefónica Group companies	19,912	1,328	296	48,663

Total	1,471,207	68,949	323,545	735,210

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

Additionally, since February 2000, Telefónica Móviles S.A. has been providing technical capacity transfer services to Newcomm Wireless Services, Inc. in Puerto Rico, by virtue of the subrogation of Telefónica Móviles, S.A. to Telefónica Internacional, S.A.’s technical capacity transfer contract. Under this contract the Company receives an annual fee, payable in quarterly installments, of 1% of the revenues received for services billed in the previous year for Newcomm’s transactions. Lastly, since January 1, 2002, Telefónica Móviles, S.A. has been managing the operations of Newcomm Wireless Services, Inc., since it was subrogated to the management contract entered into between Telefónica Larga Distancia de Puerto Rico, Inc and Newcomm. The Company is entitled to an annual fee payable in quarterly installments, equal to the higher of (i) 9% of the operating income obtained by Newcomm in the previous year, or (ii) US$ 750,000.

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

12.    Payable to Banks and other Financial Institutions

The breakdown of the payables to banks and other financial institutions as of December 31, 2002 and 2003 is as follows:

	Thousands of Euros
	12/31/02	12/31/03	Maturity
			12/31/02		12/31/03
			Short-Term	Long-Term	Short-Term	Long-Term
Borrower:
Telefónica Móviles España, S.A. (sole stock holder company)	2,324	26,879	2,324	—	—	26,879
Celular CRT, S.A.	82,362	42,584	18,066	64,296	10,501	32,083
Tele Sudeste Celular Participações, S.A.	56,501	25,701	25,211	31,290	20,700	5,001
Tele Leste Celular Participações, S.A.	48,137	30,433	12,385	35,752	11,170	19,263
Telesp Celular Participações, S.A.	607,573	625,682	284,674	322,899	438,493	187,189
Telefónica Móviles el Salvador Holding, S.A. de C.V.	30,161	14,865	30,161	—	14,865	—
TCG Holdings, S.A.	9,834	—	—	9,834	—	—
Telefónica Móviles Argentina, S.A.	20,642	17,174	13,624	7,018	9,719	7,455
Telefónica Móviles Perú Holding, S.A.A.	9,961	8,123	177	9,784	398	7,725
Corporativo del Norte Group	15,942	—	15,942	—	—	—
Baja Celular Group	53,492	—	53,492	—	—	—
Pegaso Telecomunicaciones, S.A. de C.V.	17,627	—	10,030	7,597	—	—
Telefónica Móviles México, S.A.	—	54,819	—	—	30,869	23,950
Telefónica Móviles Puerto Rico, Inc.	—	8,160	—	—	8,160	—
Telefónica Móviles Aplicaciones y Soluciones, S.A.	220	758	220	—	270	488

Total	954,776	855,178	466,306	488,470	545,145	310,033

All the loans to Group companies bear interest at market rates. Some of these loans are subject to certain financial restrictions. At the date of preparation of these consolidated financial statements, these conditions were either being met satisfactorily or were being negotiated, where appropriate, with the related financial institutions.

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

The Group’s total payables to banks and other financial institutions as of December 31, 2003 matures as follows:

	Thousands of Euros
	Maturity
	2004	2005	2006	2007	2008	Subsequent Years	Total
Borrower:
Telefónica Móviles España, S.A.	—	—	—	—	26,879	—	26,879
(solestockholder company)
Celular CRT, S.A.	10,501	13,049	(198)	19,232	—	—	42,584
Tele Sudeste Celular Participações, S.A.	20,700	5,001	—	—	—	—	25,701
Tele Leste Celular Participações, S.A.	11,170	—	—	—	19,263	—	30,433
Telesp Celular Participações, S.A.	438,493	178,473	(39,658)	47,880	494	—	625,682
Telefónica Móviles el Salvador Holding, S.A. de C.V.	14,865	—	—	—	—	—	14,865
Telefónica Móviles Argentina, S.A.	9,719	7,455	—	—	—	—	17,174
Telefónica Móviles Perú Holding, S.A.A.	398	724	948	1,170	1,295	3,588	8,123
Telefónica Móviles México, S.A. de C.V.	30,869	(4,088)	6,481	6,159	6,159	9,239	54,819
Telefónica Móviles Puerto Rico, Inc	8,160	—	—	—	—	—	8,160
Telefónica Móviles Aplicaciones y Soluciones, S.A.	270	302	186	—	—	—	758

Total	545,145	200,916	(32,241)	74,441	54,090	12,827	855,178

The Group arranges financial instruments as mentioned in Note 17 to hedge its exchange rate risk. In markets where it is not possible to arrange a derivative with the same characteristics as the loan being hedged, the Group seeks to renew the loans until their maturity; for this reason, when certain of the loans fall due, there is a balance receivable which will be offset by the balance payable in subsequent periods.

As of December 31, 2002 and 2003, there were no credit lines other than those granted by the Telefónica Group disclosed in Note 11.

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

The detail of the domestic and foreign-currency loans as of December 31, 2002 and 2003 is as follows:

	Outstanding Balance Currency of Loans (Millions)		Thousands of Euros
	12/31/02	12/31/03	12/31/02	12/31/03
Telefónica Móviles España, S.A. (sole stockholder company)
Euros	2	—	2,324	—
U.S. dollar	—	34	—	26,879

			2,324	26,879

Celular CRT, S.A.
U.S. dollar	86	67	82,362	42,584
Brazilian reais	—

			82,362	42,584

Tele Sudeste Celular Participações, S.A.
U.S. dollar	59	32	56,501	25,701

			56,501	25,701

Tele Leste Celular Participações, S.A.
U.S. dollar	50	38	48,137	30,433

			48,137	30,433

Telesp Celular Participações, S.A.
Euros	230	138	230,100	138,210
U.S. dollar	396	511	377,473	300,209
Brazilean reais	—	542	—	145,606
Japanese Yens	—	5,681	—	41,657

			607,573	625,682

TES Holding, S.A. de C.V.
U.S. dollar	32	19	30,161	14,865
Colons	—	—	—	—

			30,161	14,865

TCG Holdings, S.A.
U.S. dollar	—	—	—	—
Quetzals	80	—	9,834	—

			9,834	—

Telefónica Móviles Argentina, S.A.
U.S. dollar	22	22	20,642	17,174

			20,642	17,174

Telefónica Móviles Perú Holding, S.A.A
U.S. dollar	10	10	9,961	8,123

			9,961	8,123

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

	Outstanding Balance Currency of Loans (Millions)		Thousands of Euros
	12/31/02	12/31/03	12/31/02	12/31/03
Grupo Telefónica Móviles México
U.S. dollar	91	72	87,061	47,156
Mexican pesos	—	109	—	7,663

			87,061	54,819

Telefónica Móviles Puerto Rico, Inc
U.S. dollar	—	10	—	8,160

			—	8,160

Telefónica Móviles Aplicaciones y Soluciones, S.A.
Chilean pesos	166	569	220	758

			220	758

Total			954,776	855,178

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

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

a)    Prepaid and deferred taxes

The details as of December 31, 2002 and 2003 of the Telefónica Móviles Group’s prepaid and deferred taxes, and of the variations therein in the periods then ended, are as follows:

	Thousands of Euros
	Prepaid Taxes		Deferred Taxes
	Short Term	Long Term	Short Term	Long Term
Balance as of December 31, 2001	202,457	268,863	228,637	120,623
Reversal	—	(288,246)	(187,709)	(78,589)
Arising in the year	—	955,584	85,220	10,056
Inclusion of companies and other	(202,457)	(41,504)	—	8,918
Transfers	—	241,791	—	(2,503)

Balance as of December 31, 2002	—	1,136,488	126,148	58,505
Reversal	(7,754)	(128,465)	(9,397)	(31,126)
Arising in the year	14,114	97,299	3,750	16,719
Inclusion of companies and other	5,433	5,119	143,457	3,529
Transfers	21,833	(264,823)	(117,007)	(42,199)

Balance as of December 31, 2003	33,626	845,618	146,951	5,428

The balance of €1,052,266 thousand under the “Long-Term Deferred Tax Assets” caption in the accompanying consolidated balance sheet includes tax credits, together with the deferred tax assets reflected in the foregoing table.

The balance of €35,811 thousand under the “Long-Term Deferred Tax Liabilities” caption in the accompanying consolidated balance sheet includes various local taxes and the deferred tax liabilities reflected in the foregoing table.

b)    Accrued taxes payable and tax receivables

The details of “Accrued taxes payable” and “Tax receivables” captions as of December 31, 2002 and 2003 are as follows:

	Thousands of Euros
	Balance at 12/31/02	Balance at 12/31/03
Accrued taxes payable:
Indirect taxes payable	44,641	181,907
Deferred tax liabilities	126,148	146,951
Corporate income tax	22,231	24,542
Social security taxes	9,090	11,137
Personal income tax withholdings	13,571	6,314
Withholdings from income from movable capital	7,636	4,253
Other	139,627	19,282

Total	362,944	394,386

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

	Thousands of Euros
	Balance at 12/31/02	Balance at 12/31/03
Tax receivables:
Indirect taxes refundable	36,476	213,936
Deferred tax assets	—	33,626
Prepaid corporate income tax	11,632	27,518
Tax credit	36,767	25,159
Others	123,311	14,839

Total	208,186	315,078

c)    Reconciliation of income per books to the taxable income and determination of the expense incurred

The reconciliation of net income as reported to taxable income for corporate income tax purposes for 2001, 2002 and 2003, the determination of the corporate income tax expense incurred and the net tax payable for those periods are as follows:

	Thousands of Euros
	12/31/01	12/31/02	12/31/03
Income before tax and minority interests (per books)	1,473,771	(10,219,207)	2,477,204
Permanent differences	(804,214)	3,571,472	(602,833)
Timing differences	539,925	2,009,759	(225,230)

Taxable income	1,209,482	(4,637,976)	1,649,141

Gross tax payable	423,319	(1,523,937)	585,428
Tax credits and tax relief	—	—	(17,489)

Corporate income tax payable	423,319	(1,523,937)	567,939

Effect of timing differences and deferred revenues	(188,974)	(703,415)	75,444
Spanish corporate income tax expense	234,345	(2,227,352)	643,383
Accrued foreign taxes and other	394,423	96,531	247,110

Total income tax	628,768	(2,130,821)	890,493

The tax asset of €1,523,937 thousand recorded in 2002 arose mainly as a result of the decline in value (tax-deductible investment valuation provision) of the European subsidiaries of Telefónica Móviles España awarded the third generation wireless telephony licenses (Note 1).

The permanent differences arose mainly from the results obtained by the companies located abroad, the amortization of consolidation goodwill and the assets assigned in consolidation and the attributable results of associated companies. These last two items, which arose in consolidation, do not form part of the individual tax bases resulting from the calculation of the related taxes at each Group company.

The main timing differences arose from the period provisions for bad debts and for the decline in value of property, plant and equipment and the investment valuation provisions which are not deductible for tax purposes in the period.

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

Also, the Company credited a negative adjustment of €2,137,243 thousand in its corporate income tax settlement for tax year 2002, arising as a result of the transfer in 2002 of certain holdings acquired in prior years the market value of which differs from the book value at which they were recorded (underlying book value) because the Company availed itself of Article 159 of the Corporations Law. This adjustment was not taken into account for accounting purposes because the stance taken by the tax authorities differs from the Company´s interpretation of this issue.

d)    Accrual of investment tax credit

The effect of this accrual on the corporate income tax expense (Note 4.h) is as follows:

Thousands of Euros
Balance at December 31, 2001	24,864
Reversal	(19,950)
Arising in the year	15,261

Balance at December 31, 2002	20,175
Reversal	(11,499)
Arising in the year	12,981

Balance at December 31, 2003	21,657

14.    Revenues and Expenses

a)    Personnel expenses

The breakdown of “Personnel expenses” is as follows:

	Thousands of Euros
	12/31/01	12/31/02	12/31/03
Wages and salaries	380,567	396,998	337,652
Social security costs and other personnel expenses	153,264	149,383	148,341

Total	533,831	546,381	485,993

The number of employees, by categories, as of December 31, 2001, 2002 and 2003 is the following:

	12/31/01	12/31/02	12/31/03
Directors	10	13	16
Executives	1,857	1,927	1,352
Operations staff, clerical and support staff	11,592	12,909	10,882

Total	13,459	14,849	12,250

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

b)    Financial expense and income

The detail of financial expense is as follows:

	Thousands of Euros
	12/31/01	12/31/02	12/31/03
Interest on payables to Telefónica’s Group companies (Note 11)	230,182	302,632	323,545
Other interest on payables and loans	138,155	117,191	318,660
Variation in financial investments, provisions and other	—	—	—
Exchange losses	346,532	502,160	646,269

Total	714,869	921,983	1,288,474

The detail of financial income is as follows:

	Thousands of Euros
	12/31/01	12/31/02	12/31/03
Revenues from securities and loans	138,335	124,146	163,992
Exchange gains	248,475	481,641	746,345

Total	386,810	605,787	910,337

In addition to the operating transactions performed by the companies consolidated by the global integration method in the currencies of their respective countries, the Group’s other transactions in foreign currencies related mainly to the payment of interest and repayment of loans, the amounts of which are shown in Notes 11 and 12.

c)    Breakdown of net income by accounting method

The detail of the Telefónica Móviles, S.A. controlling company’s equity in the income of the Group companies was as follows:

	Thousands of Euros
	12/31/01	12/31/02	12/31/03
Companies consolidated by global integration method	1,012,548	(3,564,922)	1,688,494
Companies carried by equity method	(119,193)	(159,477)	(80,656)

Total	893,355	(3,724,399)	1,607,838

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

The contributions to Group earnings by the companies consolidated by the global integration method in 2001, 2002 and 2003 were as follows:

	Thousands of Euros
	12/31/01	12/31/02	12/31/03
Company:
Telefónica Móviles España, S.A. (sole stockholder company)	1,037,629	(3,350,288)	1,856,632
Telefónica Móviles U.S.A., Inc.	(571)	(100)	—
Telefónica Mobile Solutions, S.A. (sole stockholder company)	1,052	(12,150)	(229)
TCG Holdings, S.A.	(27,785)	(17,386)	(22,071)
Telefónica Móviles el Salvador Holding, S.A. de C.V.	(16,328)	(12,620)	(12,893)
Celular CRT Participações, S.A.	15,518	21,180	13,408
Tele Sudeste Celular Participações, S.A.	78,264	41,694	16,677
Tele Leste Celular Participações, S.A.	—	(559)	(1,634)
Telesp Celular Participações, S.A.	—	—	(46,098)
IPSE 2000, S.p.A.	(3,504)	—	—
Group 3G UMTS Holding GmbH	(29,107)	(5,788,960)	(44,416)
3G Mobile AG	(6,803)	(126,293)	(4,055)
3G Mobile Telecommunications GmbH	(3,720)	(164,057)	(6,068)
Telefónica Móviles, S.A.C.	12,904	(3,809)	14,381
Telefónica Móviles Soluciones y Aplicaciones, S.A.	—	476	1,379
Telefónica Comunicaciones Personales, S.A.	(696,146)	(326,066)	77,374
Corporativo Integral de Comunicación, S.A. de C.V.	(8,829)	(12,246)	—
Telefónica Móviles Group México	—	(143,934)	(414,669)
Grupo Corporativo del Norte, S.A. de C.V.	(14,857)	(28,530)	—
Baja Celular Mexicana, S.A. de C.V.	(11,407)	(15,418)	—
Telefónica Móviles Interacciona, S.A.	(24,179)	(185,000)	(22,867)
Holding companies and other consolidation adjustments	710,417	6,559,144	283,643

Total	1,012,548	(3,564,922)	1,688,494

The “Holding Companies and other Consolidation Adjustments” caption includes mainly the results of Telefónica Móviles, S.A. and the elimination of the variation in investment valuation allowances and intra-Group transactions.

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

The breakdown, by company, of the income contributed by the companies carried by the equity method in 2001, 2002 and 2003 was as follows:

	Thousands of Euros
	12/31/01	12/31/02	12/31/03
Company:
Tele Leste Celular Participações, S.A.	920	—	—
Telefónica Móviles Interacciona, S.A.	(38,843)	—	—
Médi Telecom, S.A.	(66,905)	(55,341)	(38,335)
Mobipay International, S.A.	(1,244)	(4,154)	(2,847)
Mobipay España, S.A.	(174)	(588)	(765)
Ipse 2000, S.p.A.	(9,634)	(97,836)	(38,421)
Other	(3,313)	(1,558)	(288)

Total	(119,193)	(159,477)	(80,656)

d)    Extraordinary income (expense)

The detail of extraordinary income is as follows:

	Thousands of Euros
	12/31/01	12/31/02	12/31/03
Capital subsidies	421	348	348
Income for halting of UMTS operations in Europe (Note 1)	—	17,629	2,468
Gains on fixed assets and financial investments disposals	1,328	1,955	17,217
Prior years incomes	7,549	5,605	4,902
Over provision for pension plan	22,250	2,690	—
Recovery of insurances claims	11,407	872	2,487
Overprovision for contingencies and other expenses	16,967	—	—
Loans forgiven	—	—	5,375
Tax recovered	12,988	46,464	14,675
Other extraordinary revenues	4,007	12,663	7,648

Total	76,917	88,226	55,120

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

The detail of extraordinary expenses is as follows:

	Thousands of Euros
	12/31/01	12/31/02	12/31/03
Expenses for halting of UMTS operations in Europe (Note 1)	—	2,581,098	—
Period provisions for contingencies and other	8,805	3,262	—
Losses on fixed assets disposals	77,446	9,383,619	27,160
Prior years expenses	—	4,034	5,204
Write-off goodwill (Note 8)	3,245	154,466	—
Change in Subsidiaries´ Fiscal Year End	41,392	—	—
Insurances claims	3,215	279	48
Shortfall in pension fund	6,371	—	—
Penalties and fines	—	4,701	1,927
Severance cost, Indemnities, etc	11,540	17,519	12,357
Absorption of minority interests by Telefónica Móviles Interacciona, S.A	—	—	10,539
Subsidies and voluntary donations	1,334	—	—
Other extraordinary expenses	24,274	15,150	2,421

Total	177,622	12,164,128	59,656

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

The caption “Change in Subsidiaries´ Fiscal Year End” reflects the losses of Telefónica Comunicaciones Personales, S.A. for the period from October 1 to December 31, 2000, as this company has changed in 2001 its fiscal year-end for legal purposes, and the earnings of period exceeding the common 12-month period should be considered as an extraordinary item (Note 2.d).

e)    Foreign currency transactions

In addition to the operating transactions carried out by the companies consolidated by the global integration method in the currencies of the related countries, there are other foreign currency transactions carried out by the Group which relate mainly to the payment of interest and the repayment of loans, the amounts of which are shown in Note 11.

15.    Contingencies

a)    Guarantees

The most significant guarantees provided as of December 31, 2002 and 2003 are as follows:

•	On July 10, 1995, as a result of the final guarantee required for the award of the GSM license, Telefónica Móviles España, S.A. provided a guarantee of €24 million to the Ministry for Development,

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

formerly known as the Ministry of Public Works, Transport and the Environment. In order to transform the certificates authorizing provision of the GSM service into individual type B2 licenses, Telefónica Móviles España, S.A. requested the Secretary of State for Telecommunications and for the Information Society to release the guarantee and this release was authorized by Resolution dated November 28, 2003. The guarantee was effectively released in December, 2003.

•	Due to the granting of the license for the provision of the DCS 1800 MHz personal wireless communications service, on July 21, 1998, Telefónica Móviles España, S.A. had to provide a definitive guarantee of €12 million to the Ministry of Development. In order to transform the certificates authorizing provision of the DCS service into individual type B2 licenses, Telefónica Móviles España, S.A. requested the Secretary of State for Telecommunications and for the Information Society to release the guarantee and this release was authorized by Resolution dated November 28, 2003. The guarantee was effectively released in December, 2003.

•	On April 5 and 7, 2000, as a result of the final guarantee required for the award of the UMTS license, Telefónica Móviles España, S.A. provided guarantees totaling €1,100 million to the Ministry for Development. Telefónica Móviles España began negotiations with the Ministry with a view to changing the existing system of guarantees. This process was concluded through a statement issued by the Secretary of State for Telecommunications and for the Information Society on July 28, 2003, which released to Telefónica Móviles España, S.A. the guarantees in force at that date securing the commitments assumed under the UMTS license, after Telefónica Móviles España, S.A. had arranged, in the same month, a guarantee of €167.5 million with the Government Depositary, to secure compliance with the UMTS service commitments prior to launch of the UMTS and the commitments of the first year from the date of commercial launch, in accordance with the new system of guarantees. In September, Telefónica Móviles España, S.A. cancelled the released guarantees at the respective banks.

•	Telefónica Móviles España, as a stockholder of Medi Telecom, signed a “Stockholders’ Support Agreement” together with Portugal Telecom and the BMCE Group. This commitment requires the signatories to jointly and severally provide up to €210 million of financial assistance to Medi Telecom in the event of noncompliance with financial clauses or a shortfall in funds at Medi Telecom which would prevent it from meeting its debt service obligations. If Medi Telecom reaches a specific level of operating income before depreciation and amortization within a certain period of time and if it fulfills all its obligations under the loan agreement, this financial commitment will automatically be cancelled. As a result of the aforementioned loans and the capital increase subscribed, inter alia, by Telefónica Móviles España, S.A., and the aforementioned commitment between Telefónica Móviles España, Portugal Telecom and the BMCE Group reduced the total amount was reduced to €118.3 million as of December 31, 2003.

•	On September 29, 2003, Telefónica Móviles, S.A. arranged a counterguarantee with Telefónica Internacional, S.A. for the obligation of Telefónica Móviles Puerto Rico (a subsidiary of Telefónica Móviles) regarding a loan of €11 million granted by Banco Santander de Puerto Rico which matures on December 31, 2004.

•	On December 23, 2003, Telefónica Móviles, S.A. arranged a counterguarantee with Telefónica, S.A. for the obligation of Newcomm Wireless Services, Inc. de Puerto Rico, regarding a bridge loan of US$ 61 million granted by ABN AMRO which matures on December 31, 2004.

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

•	On December 22, 2003, the purchase and sale agreement of the Austrian company 3G Mobile Telecommunications GmbH signed between Telefónica Móviles España, S.A. and Mobilkom Austria Aktiengesellschaft & Co KG (Mobilkom) was executed. As required under the agreement, Telefónica Móviles España arranged a first-call bank guarantee with Mobilkom for up to €1,650 thousand to secure possible tax contingencies. This bank guarantee was issued by Société Générale for Mobilkom on December 22, 2003 for a maximum period of two years. On the same date, Telefónica Móviles, S.A. arranged a counterguarantee for the same amount and period for the issuer bank of the first guarantee.

•	At 2000 year-end, Ipse 2000, S.p.A. acquired a third-generation wireless telephony license (UMTS) for €3,269 million. In accordance with the license terms and conditions, approximately 40% of the amount agreed on will be paid by this company in 10 annual installments through 2010.

•	On December 27, 2002, Telefónica Móviles, S.A. arranged a counterguarantee for Telefónica, S.A., which has in turn been counterguaranteed by Telefónica Móviles España, S.A., so that, subject to certain terms and conditions, Telefónica Móviles S.A. undertakes to settle 91.79% of the amounts Telefónica, S.A. is legally or contractually bound to pay due to the guarantee arranged by Telefónica, S.A. (together with the other strategic stockholders of Ipse 2000, S.p.A.) for certain banks which in turn issued bank guarantees for the Italian authorities to secure the deferred payment for the UMTS license. As of December 31, 2003, the installments payable for the UMTS license amounted to €16,010 thousand and €826,331 thousand were payable for the additional 5 Mhz of spectrum which was awarded to Ipse 2000, S.p.A. by the Italian Government and returned, although this return is still being disputed between Ipse 2000, S.p.A. and the Italian Government.

•	On October 25, 2000, Ipse 2000, S.p.A. concluded an agreement with the Italian railroad company Ferrovie dello Stato, S.p.A., under which Ipse 2000 was granted a number of rights of use of and access to certain sites belonging to this railroad company. Telefónica, S.A. has guaranteed up to €48.2 million of the amounts payable under this agreement. Telefónica Móviles intends to either counterguarantee this guarantee or to transfer it to the Móviles Group in proportion to its ownership interest.

Group management considers that the probability of any unforeseen liabilities, which might arise from the guarantees provided, is remote.

b)    Litigation

Telefónica Móviles, S.A. and its Group companies are involved in various lawsuits relating to civil, labor, administrative, tax and antitrust law. The Company considers that it may be reasonably concluded that any adverse outcome of these lawsuits would not have a material effect on the economic and financial position or the solvency of the Group. The lawsuit relating to intellectual property filed against Pegaso, a subsidiary of Telefónica Móviles in Mexico, was resolved in 2003 to the satisfaction of Telefónica Móviles.

c)    Alliances

In July 2003, Telefónica Móviles, T-Mobile International, Telecom Italia Mobile (TIM) and Orange signed a joint agreement to cooperate on the formation of a strategic alliance in the wireless telephony industry, which will enable them to offer customers in all the countries in which they operate common products and services of a superior quality, and thus strengthen the partners’ ability to compete in international markets.

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

d)    Environmental matters

The Telefónica Móviles Group, through its investees, and in line with its environmental policy, has been undertaking various activities and projects relating to environmental matters. Throughout 2003 it incurred expenses and made investments for scantly significant amounts which were recorded in the consolidated statement of operations and consolidated balance sheet, respectively.

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

d)    Fees paid to auditors

The fees paid in 2003 and 2002 to the various member firms of the Deloitte & Touche international organization, to which Deloitte & Touche España, S.L., the auditors of Telefónica Móviles consolidated Group, belongs, amounted to €2,947 thousand and €4,011 thousand, respectively.

The detail of the foregoing amount is as follows:

	Thousands of Euros
	2003	2002
Audit of financial statements	1,707	1,614
Other audit services	1,012	508
Work additional to or other than audit services	228	1,889

TOTAL	2,947	4,011

The fees paid to other auditors in 2003 and 2002 amounted to €765 thousand and €381 thousand, respectively, the detail being as follows:

	Thousands of Euros
	2003	2002
Audit of financial statements	106	178
Other audit services	145	—
Work additional to or other than audit services	514	203

TOTAL	765	381

These fees include the amounts paid in connection with the fully consolidated Spanish and foreign Telefónica Móviles Group companies. In this connection, the amounts paid in 2003 include €917 thousand

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

relating to 50% of the fees of the proportionally consolidated companies (Deloitte Touche Tohmatsu, €703 thousand; other auditors, €214 thousand).

16.    Directors’ remuneration and other benefits

a)    Directors’ compensation and other benefits

The compensation paid to the Directors of Telefónica Móviles consists of a fixed and defined allocation payable monthly and fees for attendance at the meetings of the Board’s Committees. The executive directors also receive the respective payments for discharging their executive duties.

2003

In 2003 the Directors of Telefónica Móviles received compensation totaling €2,446 thousand, which included €1,294 thousand relating to the fixed allocation, including compensation for serving on the Boards of Directors of other companies of the Telefónica Móviles Group; €79 thousand of fees for attending meetings of the Board’s Committees; €127 thousand for advisory services provided by certain directors; €875 thousand relating to the executive directors’ salaries and variable remuneration; €63 thousand of compensation in kind to the executive directors, which included life insurance, health insurance and housing contributions, and €8 thousand of pension plan contributions made by the Company as the promoter and in favor of the executive directors.

The compensation and benefits received by the Directors in 2003 were as follows:

a) Board of Directors: Fixed allocation received by each director in 2003.

Thousands of Euros
Chairman	90
Nominee and independent directors	90
Secretary	90

The Directors do not receive fees of any kind for attending the Board meetings.

b) Other Committees of the Board of Directors: Total fees received by the Directors as a whole for attendance at Advisory and Standing Committee meetings in 2003:

COMMITTEES		Thousands of Euros
Audit and Control(1)	Fees per meeting: €1,352.28
	Number of meetings: 10	31

Appointments and Compensation	Fees per meeting: €901.51
	Number of meetings: 9	28

Standing	Fees per meeting: €901.51
	Number of meetings: 3	20

(1)	Although 10 meetings were held, the fees for the last meeting in December 2002 are included. The fees received by the Audit and Control Committee members were established on the basis of the large volume of work and specific duties of these members.

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

c) Executive Directors: Total amounts received by the Executive Directors under the following headings:

Thousands of Euros
Salaries	634
Variable remuneration	241
Compensation in kind(1)	63
Contributions to pension plans	8

(1)	Includes health insurance, life insurance and housing.

The Executive Directors, as executives of Grupo Móviles, S.A., are beneficiaries of the “MOS Program” options plan described in Note 18.

2002

In 2002 the Directors of Telefónica Móviles received compensation totaling €2,613 thousand, which included €1,104 thousand relating to the fixed allocation, including compensation for serving on the Boards of Directors of other companies of the Telefónica Móviles Group; €54 thousand of fees for attending meetings of the Board’s Committees; €132 thousand for advisory services provided by certain directors; €1,302 thousand relating to the executive directors’ salaries and variable remuneration; €13 thousand of compensation in kind to the executive directors, which included life insurance contributions, and €8 thousand of pension plan contributions made by the Company as the promoter and in favor of the executive directors.

The compensation and benefits received by the Directors in 2002 were as follows:

a) Board of Directors: Fixed allocation received by each director in 2002.

POSITION	Thousands of Euros
Chairman	90
Nominee and independent directors	90
Secretary	90

The Directors do not receive fees of any kind for attending the Board meetings.

b) Other Committees of the Board of Directors: Total fees received by the Directors as a whole for attendance at Advisory and Standing Committee meetings in 2002.

COMMITTEES		Thousands of Euros
Audit and Control	Fees per meeting: €901.51
	No. of meetings: 10 (1)	27
Appointments and Compensation	Fees per meeting: €901.51
	No. of meetings: 11	27

(1)	Although 10 meetings were held, the amount indicated excludes the fees paid for the meeting of December, which were recorded in 2003.

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

c) Executive Directors: Total amounts received by the Executive Directors under the following headings:

Thousands of Euros
Salaries	701

Variable remuneration	601

Compensation in kind(1)	13

Contribution to pension plans	8

(1)	Includes health insurance and life insurance.

The Executive Directors, as executives of Grupo Móviles, S.A., are beneficiaries of the “MOS Program” options plan described in Note 18.

b)    Detail of holdings in companies with similar activities and performance of similar activities by the Directors for their on account or for the account of others

Pursuant to Article 127 ter.4 of the Spanish Corporations Law, introduced by Law 26/2003, which amends Securities Market Law 24/1988, and the revised Spanish Corporations Law, in order to reinforce the transparency of listed corporations, following is a detail of the companies engaging in an activity that is identical, similar or complementary to, the activity that constitutes the corporate purpose of Telefónica Móviles, S.A. in which the members of the Board of Directors own equity interests, and of the functions, if any, that they discharge thereat.

Shareholder	Investee	Ownership Percentage	Line of Business	Function discharged or Position Held
Antonio Viana Baptista	Telefónica, S.A.	< 0.01%	Telecommunications	Director

Antonio Viana Baptista	Portugal Telecom., SGPS.	< 0.01%	Telecommunications	Director

Antonio Viana Baptista	Telecom Italia	< 0.01%	Telecommunications	None

Antonio Viana Baptista	Hellenic Telecom.	< 0.01%	Telecommunications	None

Antonio Viana Baptista	PT Multimedia	< 0.01%	Internet	None

José María Álvarez-Pallete	Telefónica, S.A.	< 0.01%	Telecommunications	Member of Management Committee

Maximino Carpio García	Telefónica, S.A.	< 0.01%	Telecommunications	Director

José María Más Millet	Telefónica, S.A.	< 0.01%	Telecommunications	None

Javier Echenique Landiribar	Telefónica, S.A.	< 0.01%	Telecommunications	None

Luis Lada Díaz	Telefónica, S.A.	< 0.01%	Telecommunications	Director

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

Shareholder	Investee	Ownership Percentage	Line of Business	Function discharged or Position Held

Luis Lada Díaz	Sogecable, S.A.	< 0.01%	Television, telecommunications and audiovisual production services	Director

Fernando de Almansa Moreno-Barreda	Telefónica, S.A.	< 0.01%	Telecommunications	Director

Antonio Massanell Lavilla	Telefónica, S.A.	< 0.01%	Telecommunications	Director

Miguel Canalejo Larrainzar	Alcatel España, S.A.	< 0.01%	Manufacture of telecommunications systems	Director

Additionally, in accordance with the aforementioned text, a detail is provided below of the activities engaged in by the directors for their own account or for the account of others and which are identical, similar or complementary to the activity that constitutes the corporate purpose of Telefónica Móviles, S.A.:

Name	Activity Performed	Account on Which Activity Performed	Company through which Activity is Performed	Position Held or Function Discharged at Company through which Service is Provided

Antonio Viana Baptista	Telecommunications	Others	Telefónica, S.A.	Director

Antonio Viana Baptista	Wireline telecommunications	Others	Telefónica Internacional, S.A.	Director

Antonio Viana Baptista	Wireless telecommunications	Others	Telefónica Móviles España, S.A.	Director

Antonio Viana Baptista	Wireline telecommunications	Others	Telefónica de Argentina, S.A.	Director

Antonio Viana Baptista	Wireline telecommunications	Others	Compañía de Telecomunicaciones de Chile, S.A.	Director

Antonio Viana Baptista	Wireline telecommunications	Others	Telecomunicaciones de Sao Paulo, S.,A.	Director

Antonio Viana Baptista	Wireless telecommunications	Others	Brasilcel, N.V.	Director

Antonio Viana Baptista	Telecomunicaciones	Others	Portugal Telecom., SGPS	Director

José María Álvarez-Pallete	Telecomunicaciones	Others	Telefónica, S.A.	Member of Management Committee

José María Álvarez-Pallete	Wireline telecommunications	Others	Telefónica Internacional, S.A.	Chairman Executive Director

José María Álvarez-Pallete	Telecommunications Data	Others	Telefónica Datacorp, S.A.	Director

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

Name	Activity Performed	Account on Which Activity Performed	Company through which Activity is Performed	Position Held or Function Discharged at Company through which Service is Provided

José María Álvarez-Pallete	Wireline telecommunications	Others	Telefónica de España, S.A.	Director

José María Álvarez-Pallete	Wireless telecommunications	Others	Telefónica Móviles España, S.A.	Director

José María Álvarez-Pallete	Wireline telecommunications	Others	Telefónica de Argentina, S.A.	Director

José María Álvarez-Pallete	Wireline telecommunications	Others	Telecomunicaciones de Sao Paulo, S.A.	Director

José María Álvarez-Pallete	Wireline telecommunications	Others	Compañía de Telecomunicaciones de Chile, S.A.	Director

José María Álvarez-Pallete	Telecommunications	Others	Compañía de Teléfonos de Chile Transmisiones Regionales, S.A.	Director

José María Álvarez-Pallete	Wireline telecommunications	Others	Telefónica del Perú, S.A.	Director

José María Álvarez-Pallete	Telecommunications	Others	Telefónica Larga Distancia, Inc.	Director

Maximino Carpio García	Telecommunications	Others	Telefónica, S.A.	Director

Maximino Carpio García	Supply of telecommunications systems	Others	Abengoa, S.A.	Member of Advisory Committee

Miguel Canalejo Larrainzar	Manufacture of tele- communications systems	Others	Alcatel España, S.A.	Director

Fernando de Almansa Moreno-Barreda	Telecommunications	Others	Telefónica, S.A.	Director

Fernando de Almansa Moreno-Barreda	Wireline telecommunications	Others	Telefónica de Argentina, S.A.	Director

Fernando de Almansa Moreno-Barreda	Wireline telecommunications	Others	Telecomunicaciones de Sao Paulo, S.A.	Director

Fernando de Almansa Moreno-Barreda	Wireline telecommunications	Others	Telefónica del Perú, S.A.	Director

Luis Lada Díaz	Telecommunications	Others	Telefónica, S.A.	Director

Luis Lada Díaz	Wireless telecommunications	Others	SudesteCel Participações, S.A.	Director

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

Name	Activity Performed	Account on Which Activity Performed	Company through which Activity is Performed	Position Held or Function Discharged at Company through which Service is Provided

Luis Lada Díaz	Television, telecommunications and audiovisual production services	Others	Sogecable, S.A.	Director

Javier Echenique Landiribar	Wireless telecommunications	Others	Telefónica Móviles México, S.A.	Director

Víctor Goyenechea Fuentes	Wireline telecommunications	Others	Telecomunicaciones de Sao Paulo, S.A.	Director

Antonio Masanell Lavilla	Telecommunications	Others	Telefónica, S.A.	Director

Fernando Xavier Ferreira	Wireless telecommunications	Others	Brasilcel, N.V.	Director

Fernando Xavier Ferreira	Wireless telecommunications	Others	Tele Sudeste Celular Participações, S.A.	Director

Fernando Xavier Ferreira	Wireless telecommunications	Others	Tele Leste Celular Participações, S.A.	Director

Fernando Xavier Ferreira	Wireless telecommunications	Others	Telesp Celular, S.A.	Director

Fernando Xavier Ferreira	Wireless telecommunications	Others	Telefónica Brasil Sul Celular Participações, S.A.	Director

Fernando Xavier Ferreira	Wireless telecommunications	Others	Iberoleste Participações, S.A.	Director

Fernando Xavier Ferreira	Wireless telecommunications	Others	Celular CRT Participações, S.A.	Director

Fernando Xavier Ferreira	Wireless telecommunications	Others	SudesteCel Participações, S.A.	Director

Fernando Xavier Ferreira	Wireless telecommunications	Others	Tele Centro Oeste Celular Participações, S.A.	Director

Fernando Xavier Ferreira	Wireline telecommunications	Others	SP Telecomunicações Holding, Ltda.	Director

Fernando Xavier Ferreira	Wireline telecommunications	Others	Telecomunicações de Sao Paolo, S.A.	Director

Fernando Xavier Ferreira	Wireless telecommunications	Others	Teleacre Celular, S.A.	Director

Fernando Xavier Ferreira	Wireless telecommunications	Others	Telegoiás Celular, S.A.	Director

Fernando Xavier Ferreira	Telecommunications and Internet access	Others	Tele Centro Oeste IP, S.A.	Director

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

Name	Activity Performed	Account on Which Activity Performed	Company through which Activity is Performed	Position Held or Function Discharged at Company through which Service is Provided

Fernando Xavier Ferreira	Wireline telecommunications	Others	Telemat, S.A.	Director

Fernando Xavier Ferreira	Wireless telecommunications	Others	Telems, S.A.	Director

Fernando Xavier Ferreira	Wireless telecommunications	Others	Teleron Celular, S.A.	Director

Fernando Xavier Ferreira	Wireless telecommunications	Others	Norte de Brasil Telecom., S.A.	Director

Fernando Xavier Ferreira	Telecommunications Data	Others	Telefónica Data Brasil Holding, S.A.	Director

Fernando Xavier Ferreira	Underwater cable	Others	Aliança Atlántica, B.V.	Director

Fernando Xavier Ferreira	Underwater cable	Others	Emergia Participações, Ltda.	General Manager

Fernando Xavier Ferreira	On-line negotiation, electronic transactions	Others	Mercador, S.A.	Director

Fernando Xavier Ferreira	Factoring	Others	Telefónica Factoring do Brasil, S.A.	Director

Fernando Xavier Ferreira	Business management service	Others	Telefónica Gestao de Servicios Compartilhados do Brasil, Ltda.	Chairman of Control Committee

17.    Financial derivatives

The Group used derivatives to hedge interest rate and exchange risks in uncovered positions and to adapt its debt structure to market conditions.

As of December 31, 2003, the total outstanding balance of derivatives transactions arranged to hedge on-balance-sheet exposure to fluctuations in interest rates and exchange rates amounted to €3,593 million (€3,898 million as of December 31, 2002), of which €729 million (€610 million as of December 31,2002) related to interest rate risk and €2,864 million (€3,288 million as of December 31, 2002) to currency risk.

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

The detail, by type, of the derivative notional values arranged by the Group as of December 31, 2002 is as follows:

	Amounts in Millions
	Equivalent Value in Euros	Group Pays		Group Receives
		Value	Currency	Value	Currency
Type of Risk:
Euro interest rate swaps:	576

From floating to fixed	391	391	EUR	391	EUR
From fixed to floating	185	185	EUR	185	EUR

Currency interest rate swaps:	34

—From fixed to floating	34
MXN/MXN	34	372	MXN	372	MXN

Currency swaps:	2,307

—From floating to fixed	260

EUR/BRL	97	288	BRL	97	EUR
EUR/MAD	34	349	MAD	34	EUR
US$/BRL	40	109	BRL	42	US$
US$/BRL	8	9	US$	31	BRL
US$/PEN	38	141	PEN	40	US$
US$/MXN	43	450	MXN	45	US$
—From fixed to floating	527
US$/BRL	527	1,051	BRL	553	US$
—From floating to floating	1,520
EUR/US$	801	877	EUR	840	US$
US$/MXN	346	3,637	MXN	363	US$
US$/BRL	143	329	BRL	150	US$
EUR/BRL	230	558	BRL	230	EUR

Exchange rate options:	816

—Bought	364
US$/MXN	286	3,139	MXN	300	US$
EUR/BRL	78	98	EUR	288	BRL
—Sold	452
US$/MXN	312	300	US$	3,379	MXN
EUR/BRL	49	121	BRL	49	EUR
US$/BRL	91	150	US$	338	BRL

Currency forward:	165

EURUS$	93	101	EUR	98	US$
US$/PEN	72	273	PEN	75	US$

Total	3,898

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

The detail, by type, of the derivative notional values arranged by the Group as of December 31, 2003 is as follows:

	Amounts in Millions
	Equivalent Value in Euros	Group Pays		Group Receives
		Value	Currency	Value	Currency
Type of Risk:
Euro interest rate swaps:	525

From floating to fixed	340	340	EUR	340	EUR
From fixed to floating	185	185	EUR	185	EUR

Currency interest rate swaps:	204

—From fixed to floating	204
MXN/MXN	204	2,900	MXN	2,900	MXN

Currency swaps:	2,535

—From floating to fixed	196
EUR/BRL	97	288	BRL	97	EUR
EUR/MAD	34	349	MAD	34	EUR
US$/PEN	36	159	PEN	45	US$
US$/MXN	29	372	MXN	36	US$
—From fixed to floating	1,237
EUR/US$	243	298	US$	243	EUR
US$/EUR	660	871	EUR	834	US$
US$/MXN	334	4,261	MXN	422	US$
—From floating to floating	1,102
US$/EUR	168	183	EUR	212	US$
JPY/BRL	42	152	BRL	5,682	JPY
US$/BRL	673	1,941	BRL	849	US$
EUR/BRL	219	541	BRL	219	EUR

Exchange rate options:	329

—Bought	237
MXN /EUR	237	243	EUR	3,365	MXN
—Sold	92
BRL / US$	92	150	US$	338	BRL

Total	3,593

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

The detail, by maturity, of the hedging transactions arranged by the Group as of December 31, 2002, is as follows:

	Millions of Euros
Type of Transaction	Amount	Up to 1 Year	From 1 to 3 years	From 3 to 5 years	Over 5 years
With underlying asset (loans):	3,595	953	1,312	563	767

In euros	576	—	—	—	576
In foreign currencies	3,019	953	1,312	563	191

Without underlying asset (liability):	303	303	—	—	—

Exchange rate options	126	126	—	—	—
Currency swaps	177	177	—	—	—

Total at 12/31/02	3,898	1,256	1,312	563	767

The detail, by maturity, of the hedging transactions arranged by the Group as of December 31, 2003, is as follows:

	Millions of Euros
Type of Transaction	Amount	Up to 1 Year	From 1 to 3 years	From 3 to 5 years	Over 5 years
With underlying asset (loans):	3,193	844	1,507	797	45

In euros	1,306	123	540	608	35
In foreign currencies	1,887	721	967	189	10

Without underlying asset (liability):	400	396	4	—	—

Exchange rate options	330	330	—	—	—
Currency swaps	70	66	4	—	—

Total at 12/31/03	3,593	1,240	1,511	797	45

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

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

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

Without prejudice to the above, the MOS Program envisages the possibility of awarding new options at dates subsequent to its initial implementation. Pursuant to this plan, the Board of Directors, based on a report of the Appointments and Compensation Committee, resolved to award options to the new companies which, on joining the Telefónica Móviles Group, fulfilled the aforementioned requirements, and to new employees of companies already participating in the MOS Program, provided they were hired latest by December 31, 2003. As a result, in 2002 and through December 2003 new beneficiaries were included in the MOS Program. Also in 2003, certain companies were excluded from the MOS Program since they no longer met the requirements for adhesion to the plan.

2.	There are three types of Options:

•	Type A options, with an exercise price of €11.

•	Type B options, with an exercise price of €16.5.

•	Type C options, with an exercise price €7.235.

3.	Each beneficiary of the Program will receive an equal number of type A and type B options and a number of type C options equal to the sum of the type A and type B options received.

4.	The executive directors and executives who are beneficiaries of the MOS Program must place a deposit on one share of Telefónica Móviles for every 20 options assigned to them.

5.	Each option, regardless of type, will entitle its holder to receive one share of Telefónica Móviles, S.A.

6.	The options may be exercised at a rate of one-third each year from the day after the day on which two, three and four years have elapsed since the date on which the options were awarded (January 2, 2002). The first period for exercise began on January 2, 2004.

7.	At the exercise date, the options may be settled, at the beneficiary’s request, either (i) through delivery of shares of Telefónica Móviles, S.A. once the beneficiary has paid the option exercise price, or (ii) by the cashless for cash method.

The first phase of the plan commenced on January 2, 2002. On June 1, 2002, the second phase of the plan commenced and covered the companies and new employees who fulfilled the requirements envisaged in the plan. The second phase ended on December 31, 2003. The number of beneficiaries under the MOS Program totaled 8,434, of whom, one is an executive director, eight are general managers or similar executives of Telefónica Móviles, S.A. As of December 31, 2003, 12,819,072 options had been assigned.

In 2003, 3,991 participants, the holders of 3,573,091 options, were excluded from the plan. The amount paid in 2004 for early exercise of these options to the beneficiaries as a whole was €1,156 thousand.

In order to provide coverage for the MOS Program, on September 21, 2001, the Board of Directors resolved to carry out the capital increase approved by the Special Stockholders’ Meeting on October 26, 2000. Since the

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

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

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

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

National long-distance license obtained by GTM.-

Telefónica Móviles S.A. guarantees the commitments assumed by Grupo de Telecomunicaciones Mexicanos S.A de C.V. (“GTM”) to the regulatory body COFETEL for the national long-distance license obtained, up to a maximum amount of 124,154,700 Mexican pesos. At the date of preparation of the consolidated financial statements, no amount had been paid.

19.    Subsequent events

On March 5, 2004 Telefónica Móviles entered into a stock purchase agreements with BellSouth Corporation, or BellSouth, to acquire 100% of BellSouth’s interests in its wireless operations in Argentina, Chile, Perú, Venezuela, Colombia, Ecuador, Uruguay, Guatemala, Nicaragua and Panama, making it the only cellular operator in all the key Latin American markets (population over 421 million) and leaving it an excellent position to capture the region’s strong growth potential.

Under the signed agreement, the transaction values 100% of the companies acquired (firm value) at 5,850 million US dollars and will be financed from cash generated by Telefónica Móviles and debt. Telefónica Móviles

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

will assume the companies’ net debt and it will acquire the shareholdings of BellSouth, offering minority shareholders the possibility of selling their stakes for an identical price. The acquisition in each country is subject to the respective regulatory approvals.

20.	Differences between Spanish and United States of America Generally Accepted Accounting Principles and other required disclosures

The consolidated financial statements of Telefónica Móviles, S.A. were prepared in accordance with generally accepted accounting principles in Spain (“Spanish GAAP”), which differ in some respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”). A reconciliation of net income and shareholders’ equity from Spanish GAAP to U.S. GAAP is provided below. The most significant differences are as follows:

Reconciliation of Net Income and Shareholders’ Equity to Generally Accepted Accounting Principles in the United States of America

The following table (“Reconciliation Table”) sets forth the most significant adjustments to consolidated net income and shareholders’ equity that would have been required had U.S. GAAP been applied instead of Spanish GAAP:

	Thousands of Euros
	12/31/02	12/31/03
Shareholders’ equity under Spanish GAAP	3,247,583	4,040,435
Additions (deductions) for U.S. GAAP purposes:
Capital increase expenses (Note 20.1.a)	(98,691)	(66,444)
Start-up expenses (Note 20.1.b)	(228,109)	(259,728)
Reflagging expenses (Note 20.1.c)	(9,373)	(5,636)
Capitalized interests (Note 20.1.d)	2,189	1,378
Research and development costs (Note 20.2)	(7,042)	(3,695)
Revenue recognition—SAB 101 (Notes 20.4):	(45,124)	(44,102)
Business combinations, goodwill, another intangible assets and impairments (Note 20.6)	1,008,324	643,744
Effective interest rate (Note 20.15)	—	(3,729)
Foreign currency exchange rate (Note 20.16)	—	19,432
Assets retirement obligations—SFAS 143 (Note 20.17)	—	(16,448)
Derivatives and Hedging Activities—SFAS 133 (Notes 20.9 and 20.5)	23,471	(8,595)
U.S. GAAP adjustments related to companies consolidated by the equity method (Note 20.10)	(1,193)	(1,002)
U.S. GAAP adjustments related to Brasilcel (Note 20.11)	(140,226)	(13,538)
Tax effect of the above adjustments	175,667	186,690
Shares in Deposit at Finance Entities acting as Agents in Stock	(42,892)	(42,892)
Option Plans (Note 20.12)
Employees terminations (Note 20.14)	4,288	130
Recognition of tax credits in period initially awarded (Note 20.3)	110,063	165,858
Effect of minority interests on the above adjustments	6,804	7,149

Total additions (deductions)	758,156	558,572

Shareholders’ equity under U.S. GAAP	4,005,739	4,599,007

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

	Thousands of Euros
	12/31/01	12/31/02	12/31/03
Net income under Spanish GAAP	893,355	(3,724,399)	1,607,838
Additions (deductions) for U.S. GAAP purposes:
Capital increase expenses (Note 20.1.a)	31,842	37,309	32,725
Start-up expenses (Note 20.1.b)	(292,242)	71,104	(32,034)
Reflagging expenses (Note 20.1.c)	7,837	6,860	3,737
Capitalized interests (Note 20.1.d)	11,401	7,173	(807)
Research and development costs (Note 20.2)	1,172	(4,175)	3,347
Revenue recognition—SAB 101 (Note 20.4)	(138,593)	(71,100)	1,022
Business combinations, goodwill, another intangible assets and impairments (Note 20.6)	(458,664)	104,190	51,398
Pension plan (Note 20.7)	(23,385)	—	—
Contingencies (Note 20.8)	(15,795)	—	—
Effective interest rate (Note 20.15)	—	—	(4,151)
Foreign currency exchange rate (Note 20.16)	—	—	19,432
Assets retirement obligations—SFAS 143
—Effect in period (Note 20.17)	—	—	(3,071)
—Cumulative effect of a change in accounting principle (Note 20.5)	—	—	(8,761)
Derivatives and Hedging Activities—SFAS 133:
—Effect in period (Note 20.9)	3,877	(56,917)	(31,282)
—Cumulative effect of a change in accounting principle (Note 20.5)	9,009	—	—
U.S.GAAP adjustments related to companies consolidated by the equity method (Note 20.10)	8,204	(3,338)	744
U.S.GAAP adjustments related to Brasilcel (Note 20.11)	—	—	118,298
Change in Subsidiaries´ Fiscal Year End (Note 20.13)	41,392	—	—
Tax effect on the above adjustments	127,501	2,153	5,110
Employees terminations (Note 20.14)	—	4,288	(4,262)
Recognition of tax credits in period initially awarded (Note 20.3)	90,223	(36,092)	55,795
Effect of minority interests on the above adjustments	23,313	15,690	60

Net income under U.S. GAAP	320,447	(3,647,254)	1,815,138

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

Additionally, movements in “Shareholders equity” under U.S. GAAP for the years ended December 31, 2001, 2002 and 2003 are as follows:

	Thousands of Euros
	12/31/01	12/31/02	12/31/03
Shareholders’ equity beginning balance under U.S. GAAP	7,940,875	9,496,119	4,005,739

Variations:
Net income for the year	320,447	(3,647,254)	1,815,138
Capital increase	1,478,947	244,419	—
Restatement of prior period financials effects (*)	(806,057)	—	—
Shares in Deposit at Finance Entities	(42,892)	—	—
Goodwill generated in acquisition	1,487,337	82,874	—
Dividends	—	—	(757,851)
Reserves not contributed	99,402	(6,322)	—
Capital increase expenses	(8,244)	(146)	(311)
SFAS 133 OCI adjustments net of taxes and minority interest	8,378	500	(3,889)
Change in Subsidiaries’ Fiscal Year End net of taxes and minority interest	(26,348)	—	—
Other	—	(3,039)	6,149
Translation differences	(955,726)	(2,161,412)	(465,968)

Shareholders’ equity ending balance under U.S. GAAP	9,496,119	4,005,739	4,599,007

(*)	Effect of restatement in Shareholders’ equity movement.

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

The differences included in the Reconciliation Tables above are explained in the following paragraphs:

1)    Accruals and deferrals

Different criteria are applied under Spanish and U.S. GAAP to accrue certain items and, accordingly, the related adjustments have to be made in the reconciliation of “Shareholders’ equity” and “Net income” from Spanish to U.S. GAAP:

a.	Capital increase expenses. In accordance with Spanish GAAP, expenses associated with equity issues are capitalized and amortized over five years. Under U.S. GAAP, capital increase expenses must be deducted from the proceeds of the new capital.

b.	Start-up expenses. In accordance with Spanish GAAP, period expenses incurred during the start-up of a business which will contribute to the development of future revenues may be capitalized and are amortized over five years. Under U.S. GAAP, except for those costs that are directly related to and specifically identifiable with system construction or those; which are clearly related to any asset acquisition, all costs incurred during the start-up period should be expensed in accordance with issued Statements of Position (SOP) 98-5, Reporting on the Costs of Start-up Activities. This includes pre-operating costs such as organizational expenses, advertising fees and promotion, market research and administrative costs. The portion relating to the start-up expenses of Brasilcel, N.V. has been reclassified to item 11 of the reconciliation.

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

c.	Reflagging expenses. As a result of increasing competition in wireless communications, the Telefónica Móviles Group has invested certain amounts in reflagging and remodeling the stores in its distributor network, in order to increase distributor loyalty and to assure that they continue to sell the Telefónica Móviles Group’s products exclusively. Under Spanish GAAP, such expenses have been deferred for a period of three years, which is the term of the exclusive distribution agreement for Telefónica Móviles Group products entered into with these distributors, and have been included under the “Deferred charges” caption of the consolidated balance sheet as of December 31, 2002 and 2003. Under U.S. GAAP, reflagging expenses are expensed as incurred.

d.	Capitalized Interests. In accordance with Spanish GAAP, interests incurred during periods exceeding 12 months in which assets were under construction may be capitalized. Under U.S, GAAP, interests incurred during periods in which qualifying assets, as defined by SFAS No. 34, Capitalization of Interest Costs, are under construction are capitalized and amortized over the expected life of the assets. The portion relating to the capitalized interest of Brasilcel, N.V. has been reclassified to item 11 of the reconciliation.

2)    Research and development

In accordance with Spanish GAAP, research and development expenses are capitalized and amortized over a period not exceeding five years. Under U.S. GAAP, research and development expenses are expensed as incurred, in accordance with SFAS No. 2, Accounting for Research and Development Costs.

3)    Corporate income tax

For U.S. GAAP purposes, the Group utilizes the liability method of accounting for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Under the liability method, deferred taxes are determined based on differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are recorded to reduce deferred tax assets, including credits and loss carryforwards, when it is more likely than not that a tax benefit will not be realized.

Spanish GAAP procedures for recording income taxes differ from those under U.S. GAAP with regard to the period in which certain prepaid and deferred taxes must be recorded and with respect to the required disclosures. In this connection, the differences affecting the Telefónica Móviles Group are as follows:

a.	Under Spanish GAAP, deductible temporary differences that are expected to reverse in more than ten years from the balance sheet date are not recorded as deferred tax assets. U.S. GAAP requires deferred taxes to be provided for all differences between financial reporting and tax bases of assets and liabilities.

b.	Under Spanish GAAP, tax credit carryforwards are not recognized until they are utilized, as opposed to when they are more likely than not to be realized under U.S. GAAP.

c.	Under Spanish GAAP, until December 31, 2001, tax credits were not recognized until they were utilized, as opposed to U.S. GAAP, where they are recorded when generated and provisioned, if not expected to be recovered, through a valuation allowance. As from January 1, 2002, under Spanish GAAP, those deductible temporary differences are being recorded when their future realization is assured “beyond any reasonable doubt”.

d.	Under Spanish GAAP, for investment tax credits generated subsequent to January 1, 1996, the reduction in income tax payments for financial reporting purposes is reflected over the life of the related fixed asset and thus a deferred revenue is created. The amortization begins in the year the investment tax credit is realized on the tax return. Under U.S. GAAP, the Telefónica Móviles Group continues to record investment tax credits in the year generated, subject to a valuation allowance, if necessary.

e.	According to Spanish accounting policies, the Group companies have not provided tax liabilities in their accounts for reserves pending distribution either by the subsidiaries or by the equity method investees. For the purpose of U.S. GAAP, the Group has not recorded a deferred tax liability for such potential tax obligation where such reserves are the subject of distribution, as, in most cases, it will be entitled to a double tax deduction for the dividends it receives (or the parts of the capital gain obtained in the sale in respect of reserves accumulated during the period of ownership of the shareholdings), so that the Group believes that any future tax it may bear on reserves pending distribution would not be in a significant amount.

An analysis of the investment tax credits generated and the amounts recognized in income at December 31, 2002 and 2003 under U.S. GAAP is presented below:

	Thousands of Euros
	Tax asset increase (decrease)	Valuation allowance (increase) decrease	Deferred tax (Note 13.d) (increase) decrease	Net income (increase) decrease

Balance at December 31, 2001	196,420	(75,135)	24,870	(90,223)
Credits arising in 2002 (b)	335,848	—	15,261	(351,109)
Credit taken from preceding years	(31,397)	—	(19,956)	51,353
Tax credit carry forwards	—	—	—	—
Increase of valuation allowance (b)	—	(335,848)	—	335,848
Translation differences and other	(55,151)	58,773	—	—

Balance at December 31, 2002	445,720	(355,832)	20,175	36,092
Credits arising in 2003 (a, b, c)	941,671	—	12,981	(954,652)
Credit taken from preceding years	(26,440)	26,440	(11,499)	11,499
Tax credit carry forwards	—	—	—	—
Increase of valuation allowance (a, b)	—	(887,358)	—	887,358
Translation differences and other	(28,172)	28,172	—	—

Balance at December 31, 2003	1,332,779	(1,188,578)	21,657	(55,795)

The tax asset column includes, as of the periods presented:

a)	The Company included €2,137,243 thousand in its corporate income tax settlement for tax year 2002, arising as a result of the transfer in 2002 of certain holdings acquired in prior years differing their acquisition market value from the book value at which they were recorded (underlying book value) because the Company availed itself of Article 159 of the Corporations Law. This tax deduction to be applied in future years was not taken into account for accounting purposes under Spanish GAAP because the stance taken by the tax authorities could differ from the Company’s interpretation of this issue. As a consequence of this tax deduction considered in the corporate income tax settlement for tax year 2002, a tax credit of €748,035 thousand would arise. This tax credit is fully provided for under US GAAP as the Company considers that is more likely than not, that this tax credit will not be recovered in the future.

b)

As of December 31, 2003 and to 2002, there are tax losses available for carryforward that come from Group companies, amounting (net of minority interests) to €1,273 million and €1,024 million, respectively. These tax losses can be offset within a variable period depending on the legislation of the

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

countries where these tax losses arise. Under Spanish GAAP, no amount of these losses has been capitalized. Therefore as of December 31, 2003 and 2002, under U.S.GAAP, tax losses for carryforward amounting (net of minority interests) to €1,273 million and €1,024 million, giving rise to a tax asset of (net of minority interests) €441 million and €356 million respectively, would exist. This tax credit is fully provided for under US GAAP as the Company considers that is more likely than not that this tax credit will not be recovered in the future.

c)	And finally, tax asset increase column includes a deduction arising from investments in foreign entities aiming to export goods and services.

4)    Recognition of revenues and expenses

Under Spanish GAAP, revenues and expenses are recognized on an accrual basis, i.e., when the goods and services are actually provided, regardless of when the resulting monetary or financial flow occurs. The Group accounts for its revenues and expenses following the below mentioned criteria.

Net Revenues from Operations-

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

Contracts with customers-

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

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

The collection of the contractual revenue is probable and the contract is enforceable and it is the intention to the Group to enforce it.

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

Group companies recognize initial connection fees, when charged, upon initial signing of the contract with customers. However, the amount of such fees has been de minims during all periods presented.

The Group recognizes revenues from the sale of the handset upon the initial signing of the contract.

Pre-paid phone cards-

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

Sales of handsets and accessories-

Group companies sell handsets and accessories, such as phone cases. Revenues from these sales are recognized at the time that the customer purchases the item.

The Group also records provisions for estimated returns and allowances as a direct reduction of sales at the time the related sales are recorded.

Expenses-

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

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

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

Revenues and expenses under U.S. GAAP-

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

The effect of the SAB 101 adjustment included in the reconciliation of net income has been presented netted and represents an increase in revenues and expenses, respectively, amounting to €5,026 and €143,619 thousand, as of December 31, 2001; €6,923 and €78,023 thousand, as of December 31, 2002 and €1,889 and €867 thousand, as of December 31, 2003.

5)    Changes in accounting principles

As indicated in Note 20.9, Telefónica Móviles, S.A. adopted effective on January 1, 2001 the SFAS Nº 133, which suppose a change in accounting principles related with derivatives instruments and hedging activities.

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

As indicated in Note 20.17, Telefónica Móviles, S.A. adopted effective on January 1, 2003 the SFAS Nº 143, which suppose a change in accounting principles related with accounting for asset retirement obligations.

The earnings per share (basic and diluted) computed on the change in the accounting principles are as follows:

	12/31/03	12/31/01
Basic:
Earnings per share before cumulative change in accounting principles	0.42	0.08
Cumulative effect of a change in accounting principle, net of tax and minority interests (SFAS 143)	(8,761)	—
Cumulative effect of a change in accounting principle, net of tax and minority interests (SFAS 133)	—	9,009
Earnings per share	0.00	0.00
Earnings per share after cumulative change in accounting principles	0.42	0.08
Weighted average number of common shares used in calculation	4,309,104,934	4,141,432,815

Diluted:
Effect of cumulative change in accounting principle, net of tax and minority interests (SFAS 143)	(8,761)	—
Effect of cumulative change in accounting principle, net of tax and minority interests (SFAS 133)	—	9,009
Earnings per share before cumulative change in accounting principles	0.42	0.08
Earnings per share	0.00	0.00
Earnings per share after cumulative change in accounting principles	0.42	0.08
Weighted average number of common shares used in calculation	4,330,550,896	4,146,250,812

The Group has recorded to the U.S. GAAP result the cumulative effect as of January 1, 2001 and 2003 of the change in these accounting principles.

6)    Business combinations, goodwill, another intangible assets and impairments

			2002	2003
Not amortization of goodwill according to SFAS 142	a	)	62,377	121,375
Additional goodwill T.Móviles México	b	)	1,450,152	1,450,152
Additional goodwill Mesotel	c	)	70,311	70,311
SFAS 52	d	)	(574,516)	(987,298)
Other	e	)	—	(10,796)

Total			1,008,324	643,744

a)	Under U.S. GAAP, in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, goodwill and certain intangible assets deemed to have indefinite lives should no longer be amortized, but instead be subject to periodic, impairment testing under a fair value approach. This consideration results in lower amortization expense, of €62,377 thousand and €59,674 thousand as of December 31, 2002 and 2003, respectively. The provisions of SFAS No. 142. are applied beginning January 1, 2002 for U.S. GAAP reporting purposes.

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

The following information presents a reconciliation of reported net income to the adjusted net income and a reconciliation of earnings per share in accordance with this Statement in all periods presented.

	For the Year Ended December 31,
	2003	2002	2001
	(Thousands except for earnings-per-share amounts)
Net income:
Reported net income	1,815,138	(3,647,254)	320,447
Add back: Goodwill amortization			179,714
Add back: Intangible assets amortization			5,190
Adjusted net income	1,815,138	(3,647,254)	505,351

Basic earnings per share:
Reported net income	0.42	(0.85)	0.08
Add back: Goodwill amortization			0.04
Add back: Intangible assets amortization			0.00
Adjusted net income	0.42	(0.85)	0.12

Diluted earnings per share:
Reported net income	0.42	(0.85)	0.08
Add back: Goodwill amortization			0.04
Add back: Intangible assets amortization			0.00
Adjusted net income	0.42	(0.85)	0.12

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

In 2002 the goodwill arising on the acquisition of Iobox Oy was written down (Notes 8 and 14.e) by €154 million, due to the dissolution of Iobox Oy and the closure of its subsidiaries. This goodwill is included in the segment “Spain” in the Segment Data included in Note 7 in the “Additional Disclosures Required Under U.S. GAAP”. Telefónica Móviles continues with the activities performed by Iobox Oy. As a consequence, the results of operations of Iobox Oy have not been reported as Discontinued Operations, according to SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

In the fourth quarter of 2003, impairment tests were performed for all the reporting units as required by SFAS 142. The results of the first step tests did not indicate that the carrying value of the reporting units and its assigned goodwill exceeded their estimated fair value. As a result, as of December 31, 2003, the Company did not record any impairment charge both, under Spanish and US GAAP.

b)

In June 2001, Telefónica, S.A. acquired a 100% holding in Baja Celular Mexicana, S.A. de C.V., Celular de Telefonía, S.A. de C.V. and Telefonía Celular del Norte, S.A. de C.V. and a 90% holding in Movitel del Noroeste, S.A. de C.V. in exchange of 122,560,575 new Telefónica, S.A.’s ordinary shares

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

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

Under US GAAP, the Company performed the following allocation of the purchase price at the acquisition date in accordance with APB No. 16:

Millions of Euros
Current assets	158.2
Property, plant and equipment	445.7
Intangible assets	37.9
Other long-lived assets	12.5
Goodwill	1,895.8
Total assets acquired	2,550.1
Current liabilities	351.5
Long-term debt and other	62.1
Total liabilities assumed	413.6

Total net assets acquired assets	2,136.5

As determined by SFAS No. 142 and SFAS No. 109, due to the fact the valuation allowance is recognized for the northern Mexican companies tax credit carryforwards at the acquisition date, Telefónica Móviles did not recognized any deferred taxes asset related to such concept. At the acquisition date the total amount of tax credit carryforwards for the northern Mexican companies amounted to €43.2 million, which could give raise to a future tax benefit of €14.7 million. Under US GAAP, for future periods, upon the elimination of the valuation allowance related to such deferred tax asset, all tax benefit, if any, will be applied first to reduce to zero any goodwill related to this acquisition, second to reduce to zero any other noncurrent intangible assets related to the acquisition, and third to reduce our income tax expense.

c)	On July 22, 2002, Telefónica Móviles, S.A. carried out a capital increase, for a total amount (par value plus additional paid-in capital) of €27,658 thousand. Mesotel subscribed and paid the 14,557,046 new shares of €0,5 par value each and additional paid-in capital of €1,4 per share, in full through the contribution of the shares of the following companies still held by it: TES Holding, S.A. de C.V., Telca Gestión, S.A. de C.V., TCG Holdings, S.A., Telca Gestión Guatemala, S.A., Paging de Centroamérica, S.A. and Telefónica de Centroamérica, S.L. Under Spanish GAAP, goodwill of €14,184 thousand was recorded based on the difference between the stated value of the shares issued and the fair value of the net assets acquired. However, for U.S. GAAP purposes, the goodwill should be based on the fair value of the shares issued. This additional consideration would result in additional goodwill of €70,311 thousand as of December 31, 2002.

d)

Under U.S. GAAP, after a business combination accounted for by the purchase method, the amount allocated at the date of acquisition to the assets acquired and the liabilities assumed (including goodwill

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

or an excess of acquired net assets over cost as those terms are used in SFAS No. 141, Goodwill and Other Intangible Assets) should be translated at the current exchange rate, in conformity with the requirements of SFAS No. 52, Foreign Currency Translation. This translation effect is not recorded under Spanish GAAP, and thus an adjustment is required. The impact of this GAAP difference in net income was €14,447 thousand as of December 31, 2002 and €2,520 thousand as of December 31, 2003. The accumulated negative effect in Shareholders´ Equity is €574,516 thousand as of December 31, 2002 and of €987,298 thousand as of December 31, 2003.

e)	On April 26, 2002, we signed agreements to purchase a 65.23% of Pegaso from Sprint, Leap Wireless, Qualcomm and other financial investors. Pegaso operates in 14 cities throughout Mexico (Tijuana, Guadalajara, México D.F., Monterrey, Ensenada, Nuevo Laredo, Reynosa, Toluca, Chapala, Mexicali, Saltillo, Cuernavaca, Puebla and León) and owns licenses to operate on a nationwide basis. In connection with this agreement, we also agreed with the Burillo Group, who held a 34.77% interest in Pegaso at the time of our acquisition, to contribute our interests in Pegaso and our other Mexican operators with the Burillo Group’s interest in Pegaso into a new company, Telefónica Móviles Mexico.

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

The Company adopted SFAS No. 141 to account for this acquisition. As this business combination was made in the last quarter of 2002, there was an amount of goodwill from the acquisition of Pegaso that was pending to be allocated to any potential intangibles that could exist. Considering that the intangibles that could result, if any, would have a long useful life, the effect of the amortization of those intangibles in year 2002 (three month period from acquisition) was not considered to be significant. The amount of goodwill at the time of acquisition was the same under Spanish and US GAAP.

In order to account for the acquisition of Pegaso Telecomunicaciones, S.A. de C.V. and the integration of the holding in the northern Mexican companies in Telefónica Móviles México, EITF 90.13 literature was considered. In determining the values assigned to Pegaso (Target) and to the Méxican northern companies contributed (Subisidiary), assets and liabilities and the minority interest for purposes of Telefónica Móviles, S.A. consolidated financial statements, Telefónica Móviles, S.A. should step up Pegaso’s assets and liabilities to the extent acquired by Telefónica Móviles,S.A. and should step up the Méxican northern companies assets and liabilities to the extent sold to Burillo. The result obtained in the sale of the 8% of the northern Mexican companies to Burillo which were contributed to Telefónica Móviles México was not significant and therefore was not considered in the reconciliation to US GAAP. In September, 2002, the new cost basis in Telefónica Móviles México amounts to €1,885.7 million, which equals to the 92% of the fair value of Telefónica Móviles México and the historic cost of the net assets contributed to Telefónica Móviles México amounts to €1,362.9 million (€1,452.8 million from the northern Mexican companies and €(89.9) million from Pegaso). In 2003, after the allocation process

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

required by SFAS No. 141, €504.6 million, were allocated as a net additional value of the licenses obtained to operate nationwide wireless communications services in Mexico; this allocation has also been considered for Spanish GAAP purposes. This amount was reclassified, once the respective valuations were completed, to the “Intangible Assets—Concessions, Patents, Licenses and Other” caption (Notes 4.d and 5.b). These licenses are being amortized over the concession period based on the estimated capacity to generate revenues in each period.

Under US GAAP, the allocation performed in 2003 from this purchase was as follows:

Millions of Euros
Current assets	290.9
Property, plant and equipment	572.9
Intangible assets	764.1
Goodwill	18.2
Total assets acquired	1,646.0
Current liabilities	643.5
Long-term debt and other	569.6
Total liabilities assumed	1,213.1

Total net assets acquired (1)	432.9

(1)	Relating to the net additional value of the license, the net assets contributed from Pegaso and the goodwitll not allocated.

As determined by SFAS No. 142 and SFAS No. 109, due to the fact the valuation allowance is recognized for Pegaso tax credit carryforwards at the acquisition date, Telefónica Móviles did not recognized any deferred taxes asset related to such concept. At the acquisition date the total amount of tax credit carryforwards for Pegaso amounted to €874.9 million, which could give raise to a future tax benefit of €297.4 million. Under US GAAP, for future periods, upon the elimination of the valuation allowance related to such deferred tax asset, all tax benefit, if any, will be applied first to reduce to zero any goodwill related to this acquisition, second to reduce to zero any other noncurrent intangible assets related to the acquisition, and third to reduce our income tax expense.

In Note 18 certain agreements relating to the acquisition of the remaining 8% of Telefónica Móviles México are explained. The options included in these agreements have no value at December 31, 2003 as the minimum value to be paid to Burillo is equal to the fair value of the 8% of Telefónica Móviles México as of December 31, 2003.

Pegaso Telecomunicaciones, S.A. de C.V. did not have any Research and Development assets.

Under U.S. GAAP, in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, goodwill and certain intangible assets deemed to have indefinite lives should no longer be amortized, but instead be subject to periodic, impairment testing under a fair value approach. This consideration results in lower amortization expense. Consequently, the allocation above mentioned, generate a GAAP difference for the amortization of the asset assigned not registered during the pending period. The negative impact of this GAAP difference in net income and shareholders’ equity was €10,796 thousand as of December 31, 2003.

f)	On March 5, 2004 Telefónica Móviles entered into a stock purchase agreement with BellSouth Corporation, or BellSouth, in which Telefónica Móviles will acquire 100% of BellSouth’s stakes in its

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

operators in Argentina, Chile, Peru, Venezuela, Colombia, Ecuador, Uruguay, Guatemala, Nicaragua and Panama, making it the only cellular operator in all the key Latin American markets (population over 421 million) and leaving it an excellent position to capture the region’s strong growth potential.

Under the signed agreement, the transaction values 100% of the companies acquired (firm value) at 5,850 million US dollars and will be financed from cash generated by Telefónica Móviles and debt. Telefónica Móviles will assume the companies’ net debt and it will acquire the shareholdings of BellSouth, offering minority shareholders the possibility of selling their stakes for an identical price. The acquisition in each country is subject to the respective regulatory approvals.

Regarding the calendar, the regulatory authorities of several of the countries in which these companies operate must approve, if it is the case, some of these acquisitions, so that it is not possible to determine precisely the effective date of the acquisition. As of today, it is not possible to quantify the amount of goodwill which would be generated as the dates of the acquisition of each one of the assets will be different according to the authorizations requested. Additionally, as of today, it is not possible to quantify the exact percentage of ownership acquired, subject to the minority shareholders’ final decision. Consequently, it is not possible either to quantify the final cost of the acquired entities or to provide more additional information required by SFAS 141.

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

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

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

Under Spanish GAAP those derivatives designated as fair value hedges are not recorded at fair value and the respective hedged item is recorded taking into consideration the characteristics of the hedging instrument. Under U.S. GAAP all derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. The fair value hedges under Spanish GAAP have been considered as trading under US GAAP, and accordingly, all derivatives have been marked to market under US GAAP.

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

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

For the year ended December 31, 2002, approximately €2,841 thousand of main amounts of net income related to non-derivative instruments used as net investment hedges were included as a cumulative translation adjustment under Spanish GAAP and U.S. GAAP. This amount principally offset the net gains recorded on the respective net investments in foreign currencies being hedged. These hedge instruments resulted in no amount of ineffectiveness. Under Spanish GAAP as of December 31, 2002, there were instruments that qualified as net investment hedges. These net investment hedges did not qualify under U.S. GAAP, and therefore, as of December 31, 2002, an adjustment was considered into the reconciliation to U.S. GAAP, from cumulative translation adjustment to net income amounting to €20,597 thousand. In 2003 there are not instruments that qualify as net investment hedges under U.S. GAAP.

Cash Flow Hedges

As part of its overall risk management strategy, Telefónica Móviles, S.A. uses derivatives to convert its variable-rate notes into fixed-rate debt. Most of these derivatives, considered effective according to SFAS No. 133, are designated as cash flow hedges to manage the cash flow exposure due to interest rate fluctuations.

As of December 31, 2003, Telefónica Móviles, S.A. has recognized €479 thousand of the main deferred loses in other comprehensive income for the effective portion of hedges of future cash flows. Derivative gains and losses included in other comprehensive income are reclassified into earnings concurrently with the recognition in earnings of the cash flow item being hedged.

Under Spanish GAAP those derivatives derivatives designated as cash flow hedges of forecasted transactions are carried at lower of the cost or market value.

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

Telefónica Móviles estimates that an insignificant amount of the net derivative gains included in OCI as of December 31, 2003 will be reclassified into earnings within the next twelve months. The maximum time over which Telefónica Móviles is hedging exposure to variability of cash flows is 7 years.

Other Derivative Contracts

Telefónica Móviles, S.A. holds various interest rate and foreign exchange derivative instruments, which were not formally designated under SFAS 133 for the application of hedge accounting.

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

Under Spanish GAAP these derivatives are recorded at lower of cost or market value. Under U.S. GAAP all derivatives not designated as certain hedges are recorded on the balance sheet at fair value being recorded as a component of income from continuing operations during the period that such contracts remain outstanding. The impact of this GAAP difference in losses as of December 31, 2003 was €25,647 thousand.

Derivative instruments are reported on a net-by-counter party basis on the consolidated balance sheet where management believes a legal right of setoff exists under an enforceable netting agreement. The fair value of derivative instruments, as of December 31, 2002 is set forth below:

	Thousands of Euros
	December 31, 2002
	Assets	Liabilities
Interest rate swaps	301	—
Currency forward operations	—	7,799
Foreign currency Swap contracts	23,000	63,026
Options	27,287	13,383

The fair value of derivative instruments, as of December 31, 2003 is set forth below:

	Thousands of Euros
	December 31, 2003
	Assets	Liabilities
Interest rate swaps	—	7,665
Foreign currency Swap contracts	21,927	202,645
Options	3,831	—

10)    U.S. GAAP adjustments related to companies consolidated by the equity method

It reflects the U.S. GAAP adjustments made in the companies consolidated by the equity method. All the adjustments made in these companies have the same nature as the adjustments described above. The main adjustments refer to “Recognition of Revenues and Expenses” (Note 20.4) and to “Start-up expenses” (Note 20.1.b) in the companies Médi Telecom, S.A., Ipse 2000, S.p.A., Mobipay España, S.A. and Mobipay International, S.A.

11)    U.S.GAAP adjustments related to Brasilcel

As disclosed in Note 2.d, on December 27, 2002, Telefónica Móviles, S.A. and PT Móveis Serviços de Telecomunicaçoes, SGPS, S.A. (PT Móveis) formed the joint venture Brasilcel, N.V. 50% owned by each company, through the contribution of all the shares directly or indirectly held by the two groups in the wireless communications companies in Brazil. As such, Telefónica Móviles, S.A. use under Spanish GAAP the proportional integration method from the date above mentioned as method of accounting for Brasilcel, N.V. For US GAAP purposes, Brasilcel, N.V. would be accounted for under the equity method from such date and only 2003 for net income. In addition, for 2003 and 2002, this reconciliation item includes the US GAAP adjustments to shareholders’ equity of investment that would be accounted for under the equity method of accounting. The

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

US GAAP adjustments to net income related to Brasilcel have only been considered for 2003, as the joint venture was formed in December 27, 2002, and therefore, the income statements of the Brazilian companies were fully consolidated under Spanish and US GAAP in the year 2002.

The fair value of the contribution to Brasilcel, N.V. of the wireless assets owned by Telefónica Móviles, S.A. was €1,898 million. Its balance sheet was proportionally consolidated in the consolidated financial statements and the results for the whole year of the Brazilian companies contributed by Telefónica Móviles were recorded in the consolidated statement of operations when this transfer was made (on December 27, 2002). Under U.S. GAAP, Telefónica Móviles, S.A. should consolidate these companies under equity method. According to EITF Issue 01 / 02 Interpretation of APB Opinion Nº 29, the exchange of a consolidated business for an interest in a joint venture, would not result in a gain recognition, absent the receipt of cash or near cash consideration; as a consequence, Brasilcel, N.V. was considered in the consolidation for U.S. and Spanish GAAP at historical cost of the consolidated business in Brasil prior to the transaction.

The following unaudited proforma information presents a summary of the effect in Telefónica Móviles’ combined statements of operations as if the joint venture described above had been formed on January 1, 2002 and 2001.

	Millions of Euros
	Year ended December 31, 2001	Year ended December 31, 2002
Revenues	8,552	9,305

Net income	888	(3,973)

Basic EPS (Euros)	0.21	(0.93)

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

The main impacts in shareholders’ equity reconciliation, as of December 31, 2003 and 2002, and in net income reconciliation as of December 31, 2003, are as follows:

		2002	2003
Start-up expenses	Note 20.1.a	(16,961)	(5,822)
Capitalized interests	Note 20.1.d	8,389	7,898
Business combinations		(122,330)	(60,311)
SFAS 133		(30,997)	110,491
Tax effect on the above adjustments		14,118	(39,129)
Effect of minority interests on the above adjustments		7,555	(26,665)

Total effect in equity		(140,226)	(13,538)

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

		2003
Start-up expenses	Note 20.1.a	10,707
Capitalized interests	Note 20.1.d	1,772
Business combinations	c), d), e)	46,798
SFAS 133		149,985
Tax effect on the above adjustments		(56,862)
Effect of minority interests on the above adjustments		(34,102)

Total effect in net income		118,298

Business combinations

The main effects considered in the adjustment for business combinations are the following:

			2002	2003
Additional goodwill	a	)	1,654,072	1,654,072
Impairment Telesudeste	b	)	(361,792)	(361,792)
SFAS 142	c	)	27,366	70,986
TCO acquisition goodwill allocation	d	)	—	(2,286)
SFAS 52	e	)	(1,441,976)	(1,421,291)

Total effect in equity			(122,330)	(60,311)

a)	On July 6, 2000, Telefónica, S.A. issued 90,517,917 new shares of €1 par value each and additional paid-in capital of €2.995 per share, in exchange for shares of Tele Sudeste Celular Participações, S.A., held by public shareholders of this company. As result of this transaction, the Telefónica Group acquired an additional 68.41% interest in Tele Sudeste Celular Participações, S.A. The accounts of this company have been reflected in the combined financial statements of Telefónica Móviles, S.A. from the date of acquisition by the Telefónica Group of the initial interest in this company in July 1998.

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

Other similar minor transactions related to Brasilcel, N.V. carry out an additional goodwill under U.S. GAAP of 12,563 thousand as of December 31, 2002.

b)	In December, 2001, a goodwill impairment analysis was performed on the Company’s recorded goodwill. From this analysis, the Company determined that the goodwill related to Tele Sudeste Celular Participaçoes, S.A. was impaired, and thus reduced the goodwill by approximately Euros 362 million.

c)	Under U.S. GAAP, in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, goodwill and certain intangible assets deemed to have indefinite lives should no longer be amortized, but instead be subject to periodic, impairment testing under a fair value approach. This consideration results in lower amortization expense of €43,620 thousand as of December 31, 2003.

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

d)	As described in Note 2.d, during 2003, Telesp Celular Participações, S.A. (TCP), 65.12% owned by Brasilcel, N.V., acquired from the Brazilian company Fixcel (controlled by the Splice Group) a percentage of the capital stock of the Brazilian company Tele Centro Oeste Celular Participações, S.A (TCO). As a consequence of this acquisition a goodwill was recorded based on the difference between the stated value of the shares issued, as determined by TCP’s board of directors, and the fair value of the net assets acquired. Under U.S. GAAP, the goodwill resulting was allocated as a net additional value of the licenses obtained to operate nationwide wireless communications services in the Brazilian areas where the acquired company runs. The adjustment amounts as of December 31, 2003 to a negative net equity of €2,286 thousand and to a loss of €10,225 thousand.

e)	The translation adjustment, in conformity with the requirements of SFAS No. 52, Foreign Currency Translation, related to goodwill of Brasilcel, N.V. amounts a gain of €13,403 thousand as of December 31, 2003 and the accumulated negative effect in Shareholders’ Equity is €1,441,976 thousand and €1,421,291 thousand as of December 31, 2002 and 2003, respectively.

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

In the Spanish GAAP financial statements, the amount paid by the two finance entities, Banco Bilbao Vizcaya Argentaria (BBVA) and Caja de Ahorros y Pensiones de Barcelona (La Caixa), acting as agents in the Stock Option Plan for Telefónica Móviles, S.A.’s employees is recorded as a capital increase subscribed to by the afore-mentioned companies. For U.S. GAAP reporting purposes, this amount is shown as a component of the long-term liabilities.

According to Spanish GAAP, the Company has not recorded any compensation expense relating to the MOS Plan for the year ended December 31, 2003.

Under U.S. GAAP, the Company accounts for stock-based awards to employees using the intrinsic value method in accordance with APB 25, Accounting for Stock Issued to Employees. Compensation cost for stock options granted to employees is measured as the excess of the quoted market price of the Company’s stock on the measurement date over the amount an employee must pay to acquire the stock (the “intrinsic value”), and is recognized over the vesting period. As this stock option plan permits at the option of the holder either exercise for cash or in shares, according to US GAAP, the option should be accounted for as a variable plan. On December 31, 2002 the closing market share price was Euro 6.20 consequently no compensation charge was recorded relating to the MOS Plan for the year ended December 31, 2002, since this plan did not have positive intrinsic value at that date. On December 31, 2003 the closing market share price was Euro 8.28. There are three tranches of Options: tranche A, with an exercise price of €11; tranche B, with an exercise price of €16.5 and tranche C, with an exercise price €7.235; each beneficiary of the Program will receive an equal number of tranche A and tranche B options and a number of tranche C options equal to the sum of the tranche A and tranche B options received. For the tranche C options (in the money at the end of 2003), the Company´s charge for the year ended 2003 would not have been significant in net income or basic earnings per share.

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

Had compensation expense for options granted under MOS Program been determined based on fair value at each of the period closing dates in accordance with SFAS No. 123, the Company’s charge for the years ended December 31, 2002 and 2003 would not have been significant in net income or basic earnings per share. Additionally, the weighted-average grant-date fair value of options granted during the year has been less than the market price of the stock on the grant date. The fair value of each option granted was estimated using the Black-Scholes option pricing model, for each option with the same vesting period, using the following average assumptions: December 31, 2002: risk-free interest rate of 4.08%; expected dividend yield of 0.00 percent; and assumed volatility of 45.27%. December 31, 2003: risk-free interest rate of 2.27%; expected dividend yield of 2.63 percent; and assumed volatility of 29.18%.

The status of the Company’s stock option plan is summarized below as of December 31, 2003:

Number of Stock Options
Outstanding at December 31, 2001	—
Granted	16,392,164
Forfeited / expired	—

Outstanding at December 31, 2002	16,392,164

Granted	606,895
Cancelled (1)	(2,262,513)
Exercised (2)	(1,917,472)

Outstanding at December 31, 2003	12,819,072

(1)	Options of employees who left the Group from 1-01-01 until 30-09-03 with no exercise value.
(2)	Options settled before the maturity date to the employees who work for companies out of the Group and to the employees who left the Group from 1-10-03 until 31-12-03.

None of the outstanding options at December 31, 2003 are exercisable. All options vest between January 2004 and January 2006.

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

14)    Employees terminations

Under local GAAP, as of December 2002, €4,288 thousand were provided for employees terminations that do not fulfill the mentioned requirements in EITF 94-3 or either in SFAS 146 and therefore this amount was adjusted under US GAAP. As of December 2003, €4,262 thousand have been reversed as these employees terminations have been paid.

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

15)    Effective interest rate

Several contracts in Telefónica Comunicaciones Personales, S.A. accrue increasing interest rates. This practice is allowed under Spanish GAAP. However, for US GAAP purposes according to APB 21, it is necessary to calculate an effective interest rate (an Investment Return Rate equivalent) for the period in which the contract is effective.

16)    Foreign currency exchange rate

Spanish GAAP requires unrealized foreign currency exchange gains in excess of recorded foreign currency exchange loss to be deferred. Under U.S. GAAP, foreign currency exchange gains are included in income, in accordance with SFAS No. 52, Foreign Currency Translation.

17)    Assets retirement obligations

Effective January 1, 2003, Telefónica Móviles Group adopted the provisions of SFAS No. 143, “Accounting for Asset Retirement Obligations.” An asset retirement obligation represents a legal obligation associated with the retirement of a tangible long-lived asset that is incurred upon the acquisition, construction, development or normal operation of that long-lived asset. This standard requires Telefónica Móviles Group to recognize asset retirement obligations in the period in which they are incurred, if a reasonable estimate of fair value can be made. The asset retirement obligations are accreted to their present value at the end of each reporting period. The associated estimated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over its useful life.

Telefónica Móviles Group evaluated it’s assets, particularly wireless network installations, utilized in its operations in Spain and overseas. During this evaluation, it was determined that it had legal obligations to return certain assets to their condition before Telefónica Móviles Group obtained ownership or use of the related assets.

Adoption of this standard resulted in an increase in non-current assets and non-current liabilities of €34,3 million and €44,1 million, respectively, and a cumulative effect adjustment reducing net income by €8,8 million after-tax (Note 20.5).

On a pro forma basis, assuming SFAS 143 had been adopted at the beginning of the period, Telefónica Móviles Group’s Statements of Income for 2002 and 2001 would have decreased by €1,9 million and €1,8 million, net of tax, respectively, and the liability for asset retirement obligations as of December 31, 2002 and 2001 would have been €42,3 million and €40,5 million, respectively. Because the amounts related to the income for 2002 and 2001 would have been no significant there would not have any effect in the earning per share (EPS) for 2002 and 2001.

Additional Disclosures Required Under U.S. GAAP

1)    Use of estimates in preparation of the consolidated financial statements

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

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

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

The following summarizes the effect on the statements of operations and cash flows for the year ended December 31, 2001, of reversing the consolidation of these investments and accounting for them under the equity method under U.S. GAAP:

Thousands of euros
Condensed statements of operations	12/31/01
Net revenues from operations	23,489
Other revenues	(9,907)
Operating Expenses:
Services and goods purchased	7
External services and local taxes	45,372
Personnel expenses	22,275
Depreciation and amortization	1,436
Other operating expenses	211

Operating Income	82,883

Income (losses) of associated companies	(175,555)
Financial expense	6,644
Financial income	200,651

Income (losses) from ordinary activities	114,623

Extraordinary income (expense)	333

Income (losses) before tax and minority interest	114,956
Corporate income tax	(96,849)
Minority interest	(18,107)

Net Income (losses) for the year	—

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

Thousands of euros
Condensed statements of cash flow	12/31/01
Net cash provided by operating activities	(469,436)
Net cash used in investing activities	946,003
Net cash used in financing activities	(402,703)

Net change in cash and cash equivalents	73,864
Cash and cash equivalents at beginning of year	(73,864)

Cash and cash equivalents at year-end	—

2002 - 2003

Brasilcel, N.V. and its dependent companies have been consolidated during 2002 and 2003 under Spanish GAAP under the proportional integration method. However, under U.S. GAAP, Telefónica Móviles, S.A. should consolidate these companies under equity method.

The following summarizes the effect on the balance sheet at December 31, 2002 and 2003, and on the statements of operations and cash flows for the years ended December 31, 2002 and 2003, of reversing the consolidation of these investments and accounting for them under the equity method under U.S. GAAP:

	Thousands of Euros	Thousands of Euros
Condensed balance sheets	12/31/02	12/31/03
Start-up expenses	(28,079)	(34,334)
Intangible assets	(1,201,390)	(1,186,714)
Property, plant and equipment	(833,673)	(853,924)
Investments in associated companies	1,869,049	1,831,336
Other financial investments	(843,882)	(783,874)
Current assets	(341,744)	(757,341)

	(1,379,719)	(1,784,851)
Minority interests	(252,054)	(387,985)
Long-term liabilities	(493,740)	(369,286)
Current liabilities	(633,925)	(1,027,581)

	(1,379,719)	(1,784,851)

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

	Thousands of Euros
Condensed statements of operations	12/31/02	12/31/03
Net revenues from operations	—	(1,377,840)
Other revenues	—	(41,051)
Operating Expenses:
Services and goods purchased	—	401,601
External services and local taxes	—	365,036
Personnel expenses	—	83,128
Depreciation and amortization	—	336,531
Other operating expenses	—	25,700

Operating Income	—	(206,896)

Amortization of Goodwill	—	43,617
Income (losses) of associated companies	—	(52,057)
Financial expense	—	621,676
Financial income	—	(481,776)

Income (losses) from ordinary activities	—	(75,436)

Extraordinary income (expense)	—	(11,531)

Income (losses) before tax and minority interest	—	(86,967)
Corporate income tax	—	65,091
Minority interest	—	21,876

Net Income (losses) for the year	—	—

There is no effect on the statements of operations in 2002, as the contributions of the shares were made on December 27, 2002.

	Thousands of Euros	Thousands of Euros
Condensed statements of cash flow	12/31/02	12/31/03
Net cash provided by operating activities	—	(304,663)
Net cash used in investing activities	(69,052)	353,592
Net cash used in financing activities	—	4,369
Net change in cash and cash equivalents	(69,052)	53,298
Cash and cash equivalents at beginning of year	—	(69,052)

Cash and cash equivalents at year-end	(69,052)	(15,754)

3)    Disclosure about fair value of financial instruments

SFAS No. 107, Disclosure about Fair Value of Financial Instruments, requires that the Group disclose the estimated fair value of its financial instruments at December 31, 2002 and 2003. The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate such fair value:

a.	Cash and short-term financial investments-

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

The fair value of these investments is estimated based on listed market prices for those or similar investments. The carrying value of these investments approximates fair value because of the short maturity of those instruments.

b.	Long-term financial investments-

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

c.	Current assets-

The carrying value for most of the current assets approximates fair value because of the relatively short period of time between the origination of the instruments and their expected realization.

d.	Short-term payables-

The carrying value for most of the short-term payables approximates fair value because of the relatively short period of time between the origination of the instruments and their expected settlement.

e.	Payable to credit entities and Telefónica Group companies-

The fair value of long-term debts was estimated based on the discounted value of future cash flows expected to be paid, using discount rates that reflect the relative risks involved.

f.	Off-balance sheet risks-Derivatives-

Swap agreements: the fair value is the estimated amount that the Company would receive or pay to terminate the swap agreements at the reporting date.

Where no comparison of book versus fair value is presented for a financial asset or liability line item in the schedule below, no significant difference in values is believed to exist.

	Thousands of Euros
	Balance at 12/31/02		Balance at 12/31/03
	Carrying value	Fair Value	Carrying value	Fair Value
Liabilities:
Short-term payables	2,855,311	2,860,604	3,920,325	3,932,539
Security issues	669,469	714,230	—	—
Other payables	—	—	125,737	140,527
Payable to banks and other financial institutions	34,233	35,726	66,497	69,307
Payable to Telefónica Group companies	6,025,877	6,344,092	4,864,423	5,183,557
Derivative financial instruments:
Foreign currency swaps, options and forwards	(57,093)	(33,921)	(175,957)	(176,887)
Interest rate swaps	—	301	—	(7,665)

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

4)    Comprehensive Income

SFAS No. 130 defines comprehensive income as a measure of all changes in equity of an enterprise during a period that result from transactions and other economic events of the period other than transactions with owners. Under Spanish GAAP, comprehensive income components are recorded as separate items in “Shareholders’ equity”.

The following represents the statement of comprehensive income prepared under U.S. GAAP:

	Thousands of Euros
	Year ended
Statement of Comprehensive Income	12/31/01	12/31/02	12/31/03
Net Income under U.S. GAAP	320,447	(3,647,254)	1,815,138
Other Comprehensive Income:
Foreign currency translation adjustments	(955,726)	(2,161,412)	(465,968)
SFAS 133 adjustment	8,378	500	(3,889)

Comprehensive income	(626,901)	(5,808,166)	1,345,281

The following chart describes changes in accumulated “Other comprehensive income”:

Thousands of Euros
Other Comprehensive Income	Foreign Currency Items
Ending balance at December 2001	(894,786)
Period change	(2,160,912)

Ending balance at December 2002	(3,055,698)
Period change	(469,857)

Ending balance at December 2003	(3,525,555)

The following chart describes the accumulated balances of “Other comprehensive income” as of December 31, 2001, 2002 and 2003:

	Thousands of Euros
Components of accumulated other comprehensive Income (Loss)	Year ended
	12/31/01	12/31/02	12/31/03
Foreign currency translation adjustments, net of tax	(903,164)	(3,064,576)	(3,530,544)
Derivatives and hedging activities – SFAS 133, net of tax	8,378	8,878	4,989

Comprehensive income	(894,786)	(3,055,698)	(3,525,555)

5)    Statements of cash flows

Spanish GAAP does not require presentation of a statement of cash flows.

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments (or investments) purchased to be cash equivalents, i.e., “cash and banks” and “short-term investments”.

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

The following are consolidated statements of cash flows based on the financial statement amounts reported under Spanish GAAP:

	Thousands of Euros
	12/31/01	12/31/02	12/31/03
Net income under Spanish GAAP:	893,355	(3,724,399)	1,607,838
Adjustments to reconcile net income to net cash
Provided by operating activities:
Depreciation and amortization	1,357,557	1,403,502	1,522,351
Provision for contingencies and expenses	(3,990)	2,085,586	(12,138)
Other provisions	140,949	(27,843)	14,528
Participation in results of associated companies	24,497	159,477	80,656
Loss on disposal of fixed assets	77,446	9,383,619	9,497
Gain on sale of fixed assets and financial investment disposals	(1,328)	(1,955)	(14,081)
Results attributed to minority interests	(48,352)	(4,363,987)	(21,127)
Change in operating assets and liabilities, net of effects from purchase of new investments:
Decrease (increase) in inventory	(43,802)	23,024	(12,887)
Decrease (increase) in accounts receivable	(562,205)	(241,915)	(537,566)
Decrease (increase) in prepayments and income tax receivable	(181,001)	(2,212,611)	(118,279)
Increase (decrease) in accounts payable and accrued expenses	(446,932)	715,927	354,957
Increase (decrease) in interest payable	(14,250)	7,509	(3,024)
Increase (decrease) in income tax payable	140,541	(1,049,178)	810,757
Total adjustments	439,130	5,881,155	2,073,643

Net cash provided by (used in) operating activities	1,332,485	2,156,756	3,681,481

Cash flow from investing activities:
Proceeds from sale of property, plant and equipment	72,449	41,212	24,618
Proceeds from financial investments, net of purchases	(178,156)	566	14,318
Proceeds from capital grants	(421)	(355)	—
Capital expenditures	(2,141,210)	(1,046,596)	(834,879)
Purchase of new investments, net of cash acquired	(1,457,214)	(797,238)	(346,429)
Payments for deferred charges	(333,507)	46,192	(12,740)

Net cash provided by (used in) investing activities	(4,038,059)	(1,756,219)	(1,155,113)

Cash flow from financing activities:
Proceeds from capital increase	1,478,947	—	—
Reserves not contributed	99,402	—	—
Proceeds from other loans, credit facilities and notes payable	2,919,615	5,807,619	2,236,641
Repayments from other loans, credit facilities and notes payable	(2,078,348)	(6,139,841)	(4,081,009)
Dividends paid and contributions from minority interest owners	(11,335)	17,874	(767,760)

Net cash provided by (used in) financing activities	2,408,281	(314,348)	(2,612,128)

Effects of exchange rate changes on cash	191,286	(37,055)	27,134
Net change in cash	(106,007)	49,134	(58,626)
Cash at beginning of year	177,419	71,412	120,546

Cash at end of year	71,412	120,546	61,920

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

Supplementary information required by SFAS 95, Interest and income tax payments made during 2001, 2002 and 2003, is as follows:

	Thousands of Euros
	12/31/01	12/31/02	12/31/03
Interest	256,163	502,261	648,490
Income taxes	644,024	934,119	51,231

6)    Earnings per share

Spanish GAAP does not require the net earnings per share to be disclosed in the financial statements.

Earnings per share for U.S. GAAP purposes has been presented only for the years 2001, 2002 and 2003, since Telefónica Móviles, S.A. had no capital structure prior to February 14, 2000.

The weighted-average shares outstanding for diluted earnings per share are not greater than such shares used in the basic earnings per share calculation since there are no dilutive shares to be issued.

	12/31/01	12/31/02	12/31/03
Earnings per share (U.S. GAAP):
Basic	0.08	(0.85)	0.42
Diluted	0.08	(0.85)	0.42
Weight average number of shares used in calculation:
Basic	4,141,432,815	4,290,372,979	4,309,104,934
Diluted	4,146,250,812	4,311,818,941	4,330,550,896

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

7)    Segment data

The Group is organized and managed by geographic segments.

The Company views operating income or loss before depreciation and amortization as one of the primary measures of segment profit (loss).

The accounting principles used in accounting for the segments are the same as those used in the consolidated financial statements. Transactions between segments were immaterial during 2002 and 2003.

Segment information for 2001, 2002, and 2003 was as follows:

	Thousands of Euros
2001	Spain	Latin America	Europe and Mediterranean Basin	Consolidation Adjustments and other (*)	Total
Net revenues from operations	5,815,440	2,685,983	8,931	(99,290)	8,411,064
Other revenues	112,090	(10,036)	33,254	12,439	147,747
Operating expenses (excluding depreciation and amortization)	3,124,524	1,992,085	132,036	(23,523)	5,225,122
Operating income before depreciation and amortization	2,803,006	683,862	(89,851)	(63,328)	3,333,689
Depreciation and amortization	654,803	537,047	11,149	55,160	1,258,159
Operating Income	2,148,204	146,815	(101,000)	(118,489)	2,075,530
Amortization of goodwill	5,187	12,993	—	35,622	53,802
Income (losses) of associated companies	(40,261)	(2,392)	(76,540)	—	(119,193)
Financial income (expense)	(136,616)	(579,713)	14,406	373,864	(328,059)
Extraordinary income (expense)	(461,926)	(108,056)	(264)	469,541	(100,705)
Income before tax and minority interests	1,504,214	(556,339)	(163,398)	689,294	1,473,771
Corporate income tax	536,019	113,338	(38,224)	17,635	628,768
Minority interests	—	21,888	—	26,464	48,352
Net income (loss)	968,195	(647,789)	(125,174)	698,123	893,355
Capital expenditures	792,308	597,927	721,475	10,289	2,121,999
Property, plant and equipment (net)	2,335,881	2,833,046	72,350	3,137	5,244,414
Total assets	13,926,358	4,644,099	10,664,251	(4,320,622)	24,914,086

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

	Thousands of Euros
2002	Spain	Latin America	Europe and Mediterranean Basin	Consolidation Adjustments and other (*)	Total
Net revenues from operations	6,833,740	2,291,446	51,895	(37,246)	9,139,835
Other revenues	69,642	38,239	8,623	(25,434)	91,070
Operating expenses (excluding depreciation and amortization)	3,442,804	1,736,793	285,770	(29,668)	5,495,035
Operating income before depreciation and amortization	3,460,578	592,892	(225,252)	(92,348)	3,735,870
Depreciation and amortization	683,634	514,942	62,422	55,408	1,316,406
Operating Income	2,776,944	77,950	(287,674)	(147,756)	2,419,464
Amortization of goodwill	18,672	19,411	—	49,013	87,096
Income (losses) of associated companies	(4,742)	(1,558)	(153,177)	—	(159,477)
Financial income (expense)	(192,924)	(450,483)	(49,332)	376,543	(316,196)
Extraordinary income (expense)	(7,408,067)	(30,685)	(11,418,991)	6,781,841	(12,075,902)
Income before tax and minority interests	(4,847,461)	(424,187)	(11,909,174)	6,961,615	(10,219,207)
Corporate income tax	(1,874,440)	67,730	33,959	(358,070)	(2,130,821)
Minority interests	—	65,874	—	4,298,113	4,363,987
Net income (loss)	(2,973,021)	(426,043)	(11,943,133)	11,617,798	(3,724,399)
Capital expenditures	524,546	311,683	203,393	6,974	1,046,596
Property, plant and equipment (net)	2,098,049	2,558,127	3,263	2,290	4,661,729
Total assets	7,915,218	5,492,704	1,224,842	1,598,950	16,231,714

	Thousands of Euros
2003	Spain	Latin America	Europe and Mediterranean Basin	Consolidation Adjustments and other (*)	Total
Net revenues from operations	7,513,076	2,588,250	—	(31,042)	10,070,284
Other revenues	83,729	44,966	1,883	21,825	152,403
Operating expenses (excluding depreciation and amortization)	3,658,010	2,050,913	10,229	40,651	5,759,803
Operating income before depreciation and amortization	3,938,795	582,304	(8,346)	(49,869)	4,462,884
Depreciation and amortization	707,189	676,009	60	37,390	1,420,648
Operating Income	3,231,606	(93,705)	(8,406)	(87,259)	3,042,236
Amortization of goodwill	—	131,732	—	(30,029)	101,703
Income (losses) of associated companies	(765)	(288)	(76,756)	(2,847)	(80,656)
Financial income (expense)	(181,199)	(213,016)	(45,715)	61,793	(378,137)
Extraordinary income (expense)	(252,435)	(940)	(415)	249,254	(4,536)
Income before tax and minority interests	2,797,207	(439,681)	(131,292)	250,970	2,477,204
Corporate income tax	974,353	62,660	3	(146,523)	890,493
Minority interests	—	(19,335)	—	40,462	21,127
Net income (loss)	1,822,854	(521,676)	(131,295)	437,955	1,607,838

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

	Thousands of Euros
2003	Spain	Latin America	Europe and Mediterranean Basin	Consolidation Adjustments and other (*)	Total
Capital expenditures	522,112	690,967	41	545	1,213,665
Property, plant and equipment (net)	1,912,924	2,474,870	100	(39,451)	4,348,353
Total assets	5,480,253	7,794,874	9,421	2,379,516	15,664,063

(*)	Include holding companies

Measurement of Segments:

We include in the disclosure of segment data those measures of profit or loss which are reviewed by the operating management to asses the performance of each segment, basically operating revenues (sales to external clients and to other segments), operating expenses, operating income before depreciation and amortization, and capital expenditures.

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

8) External services (Advertising)

The Company advertises its branded services and products through national and regional media in the countries in which it operates. These advertising costs are expensed as incurred, and are charged against “Other operating expenses”, except those related to reflagging expense, as described in Note 20.1.c. Advertising expenses for 2001, 2002 and 2003 amounted to €344,680 thousand, €306,223 thousand, and €501,003 thousand, respectively.

9) Financial statement classifications

In the Spanish GAAP financial statements, amortization of goodwill is shown separately in the consolidated statement of operations below operating income. For U.S. GAAP reporting purposes, amortization of goodwill is shown as a deduction before operating income. Also, goodwill arising from acquisition of equity method investees would be accounted for as part of the carrying amount of the investment under U.S. GAAP, rather than been shown as goodwill on the balance sheet under Spanish GAAP. This would increase the carrying amount of the equity investments and decrease goodwill respectively by €4,262 thousand (net of amortization), €5,097 thousand and €11,044 thousand at December 31 2001, 2002 and 2003, respectively.

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

As it is explained in Caption 2 “Consolidation method” in the “Additional Disclosures Required under U.S. GAAP”, Brasilcel, N.V. and its dependent companies have been consolidated during 2002 and 2003 under Spanish GAAP under the proportional integration method. However, under U.S. GAAP, Telefónica Móviles, S.A. should consolidate these companies under equity method. This Caption summarizes the effect on the balance sheet at December 31, 2002 and 2003, and on the statements of operations and cash flows for the years ended December 31, 2002 and 2003, of reversing the consolidation of these investments and accounting for them under the equity method under U.S. GAAP.

Spanish GAAP requires certain income and expenses, which are not ordinary income and expenses, to be classified as extraordinary income and expenses. Under U.S. GAAP, income and expenses must be both unusual in nature and infrequent in occurrence in order to be classified as extraordinary. Accordingly, no extraordinary income and expenses exist under U.S. GAAP for 2001, 2002 and 2003.

Internal expenditures capitalized consist of the internal direct labor and allocable portion of the indirect costs. Under Spanish GAAP internal capitalized expenses of in-house work of fixed assets are capitalized in “Other revenues” by €128,599 thousand, €74,461 thousand and €90,140 thousand in 2001, 2002 and 2003, respectively. For U.S. GAAP purposes, the cost capitalized should be netted against the related cost.

Variation in finished goods inventories represents the net change in finished goods inventories during the period. This includes beginning finished goods inventory plus purchases less sales and obsolescence provisions. Under Spanish GAAP, the net changes in finished goods inventories are included in “Other revenues” by €(37,209) thousand, €(45,021) thousand and €(15,291) thousand in 2001, 2002 and 2003, respectively. Under U.S. GAAP the net change in finished goods inventories is included in operating expenses.

As described in Note 1 and in Note 4.k, as of December 31, 2002, €1,699.9 million relate to the provision recorded for the value of the investment in Ipse 2000, S.p.A. are recorded under the caption “Provisions for contingencies and expenses”. The provision recorded is broken down as follows:

			Million of Euros
IPSE 2000, S.p.A impairment	a	)	€884.3
Allowance for loan losses in accounts receivable from IPSE 2000	b	)	€231.7
Provision for contingencies from IPSE 2000	c	)	€583.9

Total			€1,699.9

a)	IPSE 2000, S.p.A. impairment

During the first half of 2002 there were significant changes in the marketplace, from a competitive, technological, financial and regulatory perspective which caused Telefónica Móviles to revaluate and update the assumptions of the business plans of its affiliate in Italy and to reconsider its overall short and medium term strategy in this country.

Based on the new assessments obtained in 2002, and to ensure that the investments were correctly valued, Telefónica Móviles decided in 2002 to reduce the risk exposure in its books relating to this equity investment in Italy under US and Spanish GAAP. According to APB 18, a current fair value of an investment that is less than its carrying amount may indicate a loss in value of the investment. As the fair value for this investment obtained from independent appraisals was significantly lower than the

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

carrying value, it clearly indicated a loss in the value of the investment; that was other than a temporary decline. Therefore, an impairment loss was recognized in the value of the investment.

Under Spanish GAAP, this correction in the value of the investment was registered as a provision; under US GAAP, it should be registered as a reduction of the cost of that investment. The equity value of Ipse 2000, S.p.A. accounted as “Investment in associated companies” in the financial statements of Telefónica Móviles as of December 31, 2002 under Spanish GAAP amounted to €1,013.7 million. Under USGAAP, this equity investment would have been €129.4 million, as the provision of €884.3 million recorded under Spanish GAAP is considered a reduction of the investment under US GAAP.

b)	Allowance for loan losses in accounts receivable from IPSE 2000

In accordance with SFAS 114, the account receivable that Telefónica Móviles had with Ipse 2000, S.p.A. as of December 31, 2002 amounting to €231.7 million was fully provided based on the calculation performed on the possible recoverability of this account receivable.

c)	Provision for contingencies from IPSE 2000

Paragraph 19 of APB 18 states that an investor should not provide for additional losses unless the investor has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee. Additionally, according to SFAS 5, any estimated loss from a loss contingency should be accrued by a charge to income if the conditions required under paragraph 8 are met. The management based on the available facts considers that these conditions are met and therefore a provision was recorded under Spanish GAAP for an amount of €538.3 million of guarantees given by Telefónica Móviles to certain banks, which provided a bank guarantee to the Italian authorities as security for the deferred payments for the UMTS licenses and also recorded a provision for a further guarantee for € 45.6 million to Ferrovie dello Stato, S.p.A., an Italian railway company, as Ipse 2000 entered into an agreement with this company pursuant to which Ipse 2000 granted certain access rights to and rights of use of a specified portfolio of such railway company’s sites. These provisions would be considered in the liabilities side of the balance sheet under US GAAP.

10)    Impairment of long-lived assets

Telefónica Móviles, S.A. evaluates the recoverability of the carrying amount of its long-lived assets, including its administrative concessions, when events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable.

In performing the review for recoverability of long-lived assets under Spanish GAAP and U.S. GAAP, Telefónica Móviles, S.A. estimates its future cash flows expected to result from each respective long-lived asset. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the long-lived assets, an impairment loss is recognized under U.S. GAAP. Otherwise, an impairment loss is not recognized under both GAAP. Measurement of an impairment loss is based on the fair value of the long-lived assets under Spanish GAAP (discounted cash flows). Since both discounted and undiscounted cash flows are higher than the carrying amount of the long-lived assets, no difference has arisen in 2002 and 2003 between Spanish and U.S. GAAP.

The estimates for the demand of 3G services have been revised downwards as result of the actual data services demand and the ongoing delay in the availability of a stable and competitive UMTS technology. The

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

demand for data services has been hampered by the impossibility to coordinate the “value chain” and by the conflicts between suppliers and software and application developers -which have hindered the adoption of interoperable devices. On the other hand, the delay in the introduction of a commercially viable UMTS technology has allowed incumbent operators to make a much smoother “migration” to the new technology, thus hampering the successful introduction of new entrants. In addition, the delay has caused the major European markets to approach saturation, reducing the potential market for new entrants to capturing low value marginal clients or those clients that have not been retained by existing operators. At the same time, there has been an increased perception of the difficulty of success of new entrants, even using proven technologies such as GSM. The international “footprint” issue, so important a couple of years ago, is no longer a critical factor and is more important to have sufficient scale in a particular market to obtain reasonable returns.

Taking into account these circumstances and considering SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, Telefónica Móviles, S.A. compared the value obtained from undiscounted cash flows with the carrying value of the licenses and considering that this carrying value was higher, decided, using a discounted cash flow approach, to estimate the fair value of the UMTS licenses, resulting a write down of these long-lived assets. The discount rate used in this discounted cash flow was calculated considering the interest rate in Europe and the risk of this business. A sensitivity analysis would not show significant differences, due to the fair value obtained in the cash flow approach. Based on the assessments obtained, and to ensure that the investments are correctly valued at all times, Telefónica Móviles decided in 2002 to eliminate the risk exposure in its books relating to the investments in Germany, Austria and Switzerland, basically.

11)    New accounting standards

SFAS No. 132 (Revised 2003)—Employers’ Disclosures about Pensions and Other Postretirement Benefits

Statement of Financial Accounting Standards No. 132 (Revised 2003), (“SFAS 132R”) requires an entity to make additional disclosures about pensions and other postretirement benefits. These disclosures include information describing the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows and components of net periodic benefit cost. The Group does not have any pension plan that could be impacted by this accounting pronouncement.

SFAS No. 146—Accounting for Costs Associated with Exit or Disposal Activities

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 supersedes guidance established in the FASB’s Emerging Issues Task Force (“EITF”) Issue No. 94-3 regarding certain exit and disposal costs. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this Statement had no impact in the financial statements.

SFAS No. 148—Accounting for Stock-Based Compensation — Transition and Disclosure

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.” This Statement amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure requirements relating to stock options under SFAS No. 123 and APB Opinion No. 28, “Interim Financial Reporting.” The Group currently accounts for stock based compensation in

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

accordance with APB No. 25 (Note 20.12 “Shares in Deposit at Finance Entities acting as Agents in Stock Option Plans” of the Reconciliation), therefore the adoption of this Statement had no impact in the financial position or in the results of operations.

SFAS No. 149—Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities.” This Statement amended and refined certain characteristics of derivative instruments and hedges. The adoption of this Statement had no impact in the financial position or in the results of operations.

SFAS No. 150—Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement requires, among other things, the classification of certain financial instruments, previously classified within the equity section of the balance sheet, to be included in liabilities. This Statement is effective for financial instruments entered into or modified after May 31, 2003 and June 15, 2003 for all other instruments. The adoption of this Statement had no impact on the financial position or in the results of operations.

FIN No. 45—Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. As required by FIN 45, on January 1, 2003, we adopted the initial recognition and measurement provisions on a prospective basis for guarantees issued or modified after December 31, 2002. The adoption of the recognition/measurement provisions did not have material effect in the financial statements.

FIN No. 46—Consolidation of Variable Interest Entities—an interpretation of ARB No. 51

In January 2003, the Financial Accounting Standards Board (“FASB”) released Interpretation No. 46 Consolidation of Variable Interest Entities (“FIN 46”) which requires that all primary beneficiaries of Variable Interest Entities (VIE) consolidate that entity. FIN 46 is effective immediately for VIEs created after January 31, 2003 and to VIEs in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to VIEs in which an enterprise holds a variable interest it acquired before February 1, 2003. In December 2003, the FASB published a revision to FIN 46 (“FIN 46R”) to clarify some of the provisions of the interpretation and to defer the effective date of implementation for certain entities. Under the guidance of FIN 46R, entities that do not have interests in structures that are commonly referred to as special purpose entities are required to apply the provisions of the interpretation in financials statements for periods ending after March 14, 2004. The Group is assessing at this moment the impact, if any, that the adoption of FIN 46R will have on its financial position, cash flows and results of operations.

Telefónica Móviles, S.A. and

Telefónica Group Companies Comprising

the Telefónica Móviles Group

Notes to Consolidated Financial Statements

for the Years Ended December 31, 2001, 2002 and 2003—(Continued)

SAB No. 104—Revenue Recognition

In December 2003, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. SAB 104 updates portions of the interpretive guidance included in Topic 13 of the codification of Staff Accounting Bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The company believes it is currently following the guidance of SAB 104.

EITF 00-21—Accounting for Revenue Arrangements with Multiple Element Deliverables

In November 2002, the Emerging Issues Task Force (“EITF”), of the FASB reached a consensus on EITF 00-21. EITF 00-21 provides guidance on how to account for arrangements that may involve multiple revenue-generating activities, for example, the delivery of products or performance of services, and/or rights to use other assets. The requirements of EITF 00-21 will be applicable to agreements entered into for periods beginning after 15 June 2003. The Group is assessing at this moment the impact, if any, that the adoption of EITF will have on its financial position or results of operations.

EITF Issue No. 01-08—Determining Whether an Arrangement Contains a Lease

In May 2003, the EITF reached consensus in EITF Issue No. 01-08 to clarify the requirements of identifying whether an arrangement should be accounted for as a lease at its inception. The guidance in the consensus is designed to mandate reporting revenue as rental or leasing income that otherwise would be reported as part of product sales or service revenue. EITF Issue No. 01-08 requires both parties to an arrangement to determine whether a service contract or similar arrangement is, or includes, a lease within the scope of SFAS No. 13, “Accounting for Leases.” The Company does not anticipate that the adoption of EITF Issue No. 01-08 will have a material effect on its consolidated results of operations, cash flows or financial position.

EITF Issue No. 03-11—Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, and Not Held for Trading Purposes

In July 2003, the EITF reached consensus in EITF Issue No. 03-11 that determining whether realized gains and losses on derivative contracts not held for trading purposes should be reported on a net or gross basis is a matter of judgment that depends on the relevant facts and circumstances and the economic substance of the transaction. In analyzing the facts and circumstances, EITF Issue No. 99-19, and Opinion No. 29, “Accounting for Nonmonetary Transactions,” should be considered. EITF Issue No. 03-11 is effective for transactions or arrangements entered into after September 30, 2003. The Company does not anticipate that the adoption of EITF Issue No. 03-11 will have a material effect on its consolidated results of operations, cash flows or financial position.