Form 20-F/A
period 2003-12-31
TELEFONICA MOBILE INC
filed 2005-01-31
CIK 1127866

As filed with the Securities and Exchange Commission on January 31, 2005.

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F/A

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow

Item 17  ☐                Item 18  ☒

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT TO APPLICATION OR REPORT

FILED PURSUANT TO SECTION 12, 13 or 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

TELEFÓNICA MÓVILES, S.A.

AMENDMENT NO. 1 TO FORM 20-F

The undersigned registrant hereby amends Item 19 of the Annual Report on Form 20-F for the fiscal year ended December 31, 2003 filed by Telefónica Móviles, S.A., on July 9, 2004 (the “Form 20-F”) to update the exhibits.

This Amendment No. 1 makes the following amendments to the Form 20-F:

•	Item 19. Exhibit 4.3 – Shareholders’ Agreement dated as of October 17, 2002, amended for the purposes of this filing as of December 3, 2004, among Telefónica Móviles, S.A., Portugal Telecom, SPGS, S.A., PT Móveis, SGPS, S.A. and Brasilcel B.V. is refiled in connection with the confidential treatment request submitted by Telefónica Móviles, S.A. with respect to certain portions of this exhibit. Omitted portions have been submitted separately with the Securities and Exchange Commission.

•	Item 19. Exhibit 4.4 – Subscription Agreement dated as of October 17, 2002 among Telefónica Móviles, S.A., Portugal Telecom, SGPS, S.A., PT Móveis, SPGS, S.A. and Brasilcel B.V. is refiled in connection with the confidential treatment request submitted by Telefónica Móviles, S.A. with respect to certain portions of this exhibit. Omitted portions have been submitted separately with the Securities and Exchange Commission.

Other than the foregoing items and conforming changes related thereto, this Amendment No. 1 does not amend, update or restate any other Items or sections of the Form 20-F. This Amendment No. 1 does not reflect events occurring after the filing of the Form 20-F on July 9, 2004. The filing of this Amendment No. 1 should not be understood to mean that any other statements contained therein are true or complete as of any date subsequent to July 9, 2004. Investors should not rely upon this amendment as a reaffirmation or reiteration of forward-looking statements that were made in the original filing and are reprinted in this amendment.

1

PART III

Item 19.	EXHIBITS

Exhibit Number	Description

1.1	Amended and Restated Articles of Association (English translation).**

4.1	Contribution Agreement dated as of April 26, 2002 among Telefónica Móviles, S.A., Don Alejándro Burillo Azcáraga, Doña Carmela Azcáraga Milmo, Scotiabank Inverlat S.A. Institución de Banca Múltiple Grupo Financiero Scotiabank Inverlat.**†

4.2	Stock Purchase Agreement dated as of April 26, 2002 among Telefónica Móviles, S.A., Pegaso Telecomunicaciones, S.A. de C.V., Pegaso Comunicaciones y Sistemas, S.A. de C.V., Pegaso PCS, S.A. de C.V., Pegaso Finanzas, S.A. de C.V., Pegaso Finco I, S.A. de C.V., Pegaso Recursos Humanos, S.A. de C.V., Don Alejándro Burillo Azcáraga, Doña Carmela Azcáraga Milmo, Scotiabank Inverlat S.A. Institución de Banca Múltiple Grupo Financiero Scotiabank Inverlat, Leap PCS Mexico, Inc., Leap Wireless International, Inc., International Equity Investments, Inc., NI Media Equity, LLC, Laif X SPRL, Qualcomm Incorporated, Sprint Mexico, Inc., Sprint Corporation, Alacatel, and Telefonaktiebolaget LM Ericsson (PUBL).**

4.3	Shareholders’ Agreement dated as of October 17, 2002, amended for the purposes of this filing as of December 3, 2004, among Telefónica Móviles, S.A., Portugal Telecom, SPGS, S.A., PT Móveis, SGPS, S.A., and Brasilcel B.V.*†

4.4	Subscription Agreement dated as of October 17, 2002 among Telefónica Móviles, S.A., Portugal Telecom, SPGS, S.A., PT Móveis, SGPS, S.A., and Brasilcel B.V.*†

4.5	Stock purchase agreement dated as of March 5, 2004 by and among Telefónica Móviles, S.A., each of the entities listed on Schedule 1 thereto, and Bell South Corporation.**

8.1	For a list of subsidiaries, see note 1 to our consolidated and combined financial statements.

11.1	Code of Ethics.**

12.1	Certification of the Chairman and Chief Executive Officer of Telefónica Móviles, S.A., pursuant to Section 302 of the Sarbanes— Oxley Act of 2002.*

12.2	Certification of the Chief Financial Officer of Telefónica Móviles, S.A., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

14.1	Regulations on Relations with External Auditing of Telefónica Móviles, S.A.**

*	Filed herewith.
**	Previously filed.
†	Confidential material appearing in this document has been omitted and filed separately with the Securities and Exchange Commission in accordance with the Securities Exchange Act of 1934, as amended, and Rule 24b-2 promulgated thereunder. Omitted information has been marked throughout.

2

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused and authorized the undersigned to sign this Amendment No. 1 to its Annual Report on Form 20-F for the fiscal year ended December 31, 2003 on its behalf.

TELEFÓNICA MÓVILES, S.A.

By:	/s/ ANTONIO VIANA-BAPTISTA
	Name:	Antonio Viana-Baptista
	Title:	Chairman and Chief Executive Officer

Date: January 31, 2005

3