Form 20-F
period 2004-12-31
TELEFONICA MOBILE INC
filed 2005-06-23
CIK 1127866

As filed with the Securities and Exchange Commission on June 23, 2005.

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2004

Commission file number: 1-15158

TELEFÓNICA MÓVILES, S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA MOBILE

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

Ordinary Shares, nominal value €0.50 per share: 4,309,104,934

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17            ☒  Item 18

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

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

The following summary selected financial data should be read together with the “Item 5. Operating and Financial Review and Prospects” and our consolidated and combined financial statements included in this annual report. Our consolidated financial statements for the years ended and at December 31, 2003 and 2004 and our combined financial statements for the year ended at December 31, 2002 have been prepared in accordance with Spanish GAAP, which differs in certain significant respects from U.S. GAAP. See note 21 to our consolidated and combined financial statements. The principles of consolidation are described in note 2(c) to our consolidated and combined financial statements.

Summary Selected Financial Data

	Year ended December 31,
	2000	2001	2002	2003	2004
	(euro in thousands, except per share and ADS data)
Statement of Operations Data
Spanish GAAP
Net revenues from operations	6,377,249	8,411,064	9,139,835	10,070,284	11,827,591
Other revenues	110,622	147,747	91,070	152,403	217,270
Services and goods purchased	(1,559,181)	(1,862,117)	(2,406,039)	(2,592,541)	(3,676,302)
External services and local taxes	(2,277,186)	(2,603,758)	(2,412,370)	(2,581,995)	(3,040,952)
Personnel expenses	(270,696)	(533,831)	(546,381)	(485,993)	(539,917)
Depreciation and amortization	(871,137)	(1,258,159)	(1,316,406)	(1,420,648)	(1,611,003)
Change in operating provisions	(129,284)	(225,416)	(130,245)	(99,274)	(86,723)

Total operating expenses	(5,107,484)	(6,483,281)	(6,811,441)	(7,180,451)	(8,954,897)
Operating income	1,380,387	2,075,530	2,419,464	3,042,236	3,089,964
Amortization of goodwill	(26,420)	(53,802)	(87,096)	(101,703)	(94,708)
Income (losses) of associated companies	(94,701)	(119,193)	(159,477)	(80,656)	(38,232)
Financial expense	(304,471)	(714,869)	(921,983)	(1,288,474)	(925,718)
Financial income	109,607	386,810	605,787	910,337	571,950

Income from ordinary activities	1,064,402	1,574,476	1,856,695	2,481,740	2,603,256
Extraordinary income (expense)	(51,241)	(100,705)	(12,075,902)	(4,536)	(92,949)
Corporate income tax	(347,872)	(628,768)	2,130,821	(890,493)	(898,117)
Minority interests	(20,518)	48,352	4,363,987	21,127	21,720

Net income (loss)	644,771	893,355	(3,724,399)	1,607,838	1,633,910

Earnings (loss) per share	0.18	0.22	(0.87)	0.37	0.38
Average outstanding common shares	3,560,966,298	4,141,432,815	4,290,372,979	4,309,104,934	4,309,104,934

U.S. GAAP
Net income (loss)(1)	683,982	301,249	(3,644,742)	1,818,096	1,621,681

Earnings (loss) per share	0.19	0.07	(0.85)	0.42	0.38
Average outstanding common shares	3,560,966,298	4,141,432,815	4,290,372,979	4,309,104,934	4,309,104,934

	At December 31,
	2000	2001	2002	2003	2004
	(euro in thousands)
Balance Sheet Data
Spanish GAAP
Property, plant and equipment, net	3,820,869	5,244,414	4,661,729	4,384,354	5,639,994
Total assets	21,260,624	24,914,086	16,231,714	15,664,065	23,570,914
Short-term debt(2)	4,707,849	6,615,828	991,596	1,776,063	2,676,040
Long-term debt(3)	3,007,622	5,279,338	7,213,809	5,368,594	8,448,088
Total liabilities	15,941,284	17,425,434	12,984,131	11,623,630	18,851,021
Shareholders’ equity	5,319,340	7,488,652	3,247,583	4,040,435	4,719,893

U.S. GAAP
Total assets(4)	20,297,852	27,909,248	16,460,021	14,923,924	22,221,036
Long-term debt(4)	2,414,881	5,593,197	6,867,368	5,115,572	8,124,892
Shareholders’ equity(4)	8,053,329	9,580,469	4,114,534	4,709,053	5,001,850

	At December 31,
	2000	2001	2002	2003	2004
Other Financial Data
Spanish GAAP
Cash flow from operating activities	5,594,426	1,332,485	2,156,756	3,681,481	3,931,355
Cash flow from investing activities	(12,057,634)	(4,038,059)	(1,756,219)	(1,155,113)	(5,968,007)
Cash flow from financing activities	6,455,915	281,834	(314,348)	(2,612,128)	2,217,288
Capital expenditures	13,620,172	2,141,210	1,046,596	834,879	1,397,317
Cash dividends	851,616	—	—	767,760	795,955

Operating Data
	(in millions)
Population in licensed service territories	285	372	353	389	509
Total customers(5)	19.2	28.0	39.4	49.6	74.4
Proportionate customers(6)	16.7	24.6	28.6	32.9	53.6
Pre-paid customers(7)	64%	69%	71%	72%	74%

(1)	Net income under U.S. GAAP as of December 31, 2003, 2002, 2001 and 2000 has been restated as a consequence of the effect of the acquisition of Telefónica Móvil de Chile from an entity under common control with us on July 23, 2004. See Note 21-6(g) to our consolidated financial statements.
(2)	Consists of short-term debt payable to banks and other financial institutions, short-term marketable debt securities and short-term debt payable to Telefónica Group companies. Short-term debt excludes interest payable and trade payables.
(3)	Consists of long-term debt payable to banks and other institutions, long-term debt payable to Telefónica Group companies and as of December 31, 2001 long-term debt incurred in connection with the acquisition of UMTS licenses included under “Other liabilities” on our consolidated and combined balance sheet.
(4)	Shareholders’ equity, total assets and long-term debt under U.S. GAAP as of December 31, 2003, 2002, 2001 and 2000 has been restated as a consequence of the effect of the acquisition of Telefónica Móvil de Chile from an entity under common control with us on July 23, 2004. See Note 21-6(g) to our consolidated financial statements.
(5)	Represents total number of customers of all companies in which we have an interest, including subsidiaries, companies carried by the equity method and other companies carried as an investment. As of December 2002 we also include Brasilcel’s customers. As of December 2003, we also include TCO’s customers. For the year ended December 31, 2004, we also include Telefónica Móviles Chile’s customers and those of the companies acquired from BellSouth during 2004.
(6)	Represents total number of customers of all companies in which we have an interest multiplied by our economic ownership interest in those companies.
(7)	Represents total pre-paid customers as a percentage of total customers at period-end.

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

The Noon Buying Rate for the euro on June 20, 2005 was $1.00 = €1.2140.

The following tables describe, for the periods and dates indicated, information concerning the Noon Buying Rate for the euro. Amounts are expressed in U.S. dollars per €1.00.

	Noon Buying Rate
Year ended December 31,	Period End	Average(1)	High	Low
2000	0.9388	0.9207	1.0335	0.8270
2001	0.8901	0.8909	0.9535	0.8370
2002	1.0485	0.9495	1.0485	0.8594
2003	1.2597	1.1411	1.2597	1.0361
2004	1.3538	1.2478	1.3625	1.1801

Source: Federal Reserve Bank of New York.

(1)	The average of the Noon Buying Rates for the euro on the last day of each month during the relevant period.

Month ended	High	Low
November 30, 2004	1.3288	1.2703
December 31, 2004	1.3538	1.3224
January 31, 2005	1.3476	1.2954
February 28, 2005	1.3274	1.2773
March 31, 2005	1.3465	1.2877
April 30, 2005	1.3093	1.2819
May 31, 2005	1.2936	1.2349
June 20, 2005	1.2320	1.2035

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

Our consolidated results are affected by fluctuations between the euro and the currencies in which the revenues and expenses of our consolidated subsidiaries are denominated, principally the Brazilian real, the Argentine peso and the Mexican peso. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

Risks Related to Our Business

We face intense competition in most of our markets, which could result in decreases in current and potential customers, revenues and profitability.

We face significant competition in all of our markets, typically from at least two other wireless providers, and increasingly from multiple providers, including some of the leading global wireless operators. Governmental authorities in some countries also continue to auction or sell additional bands of spectrum for wireless use and to grant licenses and concessions to new entrants, which will create new competitors in some of our markets.

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

Our acquisition of BellSouth’s wireless operations in Latin America and Telefónica Móvil de Chile, may require us to increase our capital resources and financing requirements.

On March 5, 2004 we entered into a stock purchase agreement with BellSouth Corporation, or BellSouth, to acquire 100% of BellSouth’s interests in its wireless operations in Argentina, Chile, Peru, Venezuela, Colombia, Ecuador, Uruguay, Guatemala, Nicaragua and Panama. The acquisitions were completed in October 2004 and January 2005. The total acquisition cost for our interest in the companies purchased from BellSouth and minority shareholders in 2004, adjusted by the net debt of the companies purchased at closing and following certain additional post-closing adjustments, amounted to €3,248.6 million. The total acquisition cost for the companies purchased from BellSouth in 2005, adjusted by the net debt of the companies purchased, amounted to €836.6 million. In addition, on May 18, 2004, the board of directors of Telefónica CTC Chile, S.A. accepted our binding offer for the purchase of 100% of the shares of its subsidiary, Telefónica Móvil de Chile, S.A., which was completed on July 23, 2004 for a total acquisition cost of €869.9 million.

We financed these acquisitions through cash generated by our operating activities and loans from Telefónica S.A., our controlling shareholder. In addition to the financing required for these acquisitions, our capital resource requirements may increase as a result of the upgrades (including, in some cases, significant technological upgrades) to and the integration of the networks of these newly acquired operators. We may be required to further increase our debt or divert funds from our existing operations to invest in our new acquisitions, which could have a material adverse effect on our revenues and overall results of operations.

The acquisition and integration of new operators may be costly, difficult and time consuming.

We may face technological, administrative and other challenges involved in integrating new operators that we acquire, including the operators we acquired as part of our acquisition of BellSouth’s wireless operations in Latin America and Telefónica Móvil de Chile. In addition, we may face similar challenges in integrating new services and technologies into our existing networks and operations from operators we acquire. Any failure to expand and improve our service and product offerings in these operators may place us at a competitive disadvantage relative to other wireless communications providers. Customers may choose these competitors over us, which could adversely affect our ability to increase our revenues and leverage our cost base.

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

Historically, we have relied, in large measure, on the Telefónica Group to satisfy our liquidity and capital resource requirements through loans and from time to time capital contributions. As of December 31, 2004, our total debt was €11,124 million, of which €9,615 million was owed to other members of the Telefónica Group. In the future, we may be required to incur additional indebtedness to support the ongoing development and expansion of our business. We plan to continue to rely upon Telefónica, S.A. and other Telefónica Group companies to satisfy most of these requirements. If Telefónica, S.A. or other members of the Telefónica Group are unable to provide us with funding, we may need to raise debt from other sources to support the ongoing development and expansion of our business.

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

We must continue to upgrade our existing wireless networks on a timely and satisfactory basis in order to retain and expand our customer base and to provide an adequate and updated portfolio of products and services in each of our markets. Among other things, we must:

•	upgrade the functionality of our networks to permit increased customization of services;

•	fill in coverage gaps and increase capacity in some of our markets;

•	expand and maintain customer care, network management and administrative systems; and

•	upgrade our systems to maintain our competitiveness and adapt them to new technologies which become available.

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

Neither Portugal Telecom nor we exercise full control over the Board of Directors or executive team. Each of the shareholders has equal ownership and jointly controls the joint venture, each appointing half of the members of the Brasilcel Board of Directors. Significant financial and operating decisions require Board approval, and all strategic decisions need to be approved by the Board of Directors. Furthermore, Portugal Telecom is entitled to appoint the Vice-Chairman of the Board and nominate the Chief Executive Officer of the joint venture while we are entitled to appoint the Chairman of the Board and nominate the Chief Financial Officer.

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

In order to achieve our overall strategy of enhancing our position as one of the leading global wireless operators and achieving superior growth and profitability, we took several major initiatives during 2002, 2003, 2004 and early 2005. These initiatives and actions include, among others, the following:

•	the acquisition of BellSouth’s wireless operations in Latin America (2004-2005);

•	the acquisition of 100% of Telefónica Móvil de Chile (2004);

•	the increase in our ownership interest in our Brazilian operations (2000–2005);

•	the acquisition by Brasilcel of a controlling interest in Tele Centro Oeste Participaçoes (2003);

•	the consummation of Brasilcel N.V., our joint venture with Portugal Telecom in Brazil (2002);

•	the increase in our ownership interest in our Central American operations (2002); and

•	the acquisition by us of four wireless operators in Mexico (2001) and the acquisition by us of a 65% interest in the Mexican wireless operator Pegaso Telecomunicaciones, S.A. de C.V. and its integration with our Northern Mexican operations (2002).

The transactions that had not been consummated by December 31, 2004 are not reflected in our consolidated financial statements at all. All of these items will affect the comparability of our historical and future results of operations and financial condition. For further information on the items described above please see “Item 5A. Operating Results—Basis of Presentation—Events Affecting Comparability of Historical and Future Results of Operations and Financial Condition.” We anticipate that future results of operations and financial condition will be different from our results of operations and financial condition reflected in our consolidated financial statements, after taking into account these developments and any other future material developments.

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

We regularly enter into business transactions and contractual arrangements with companies in the Telefónica Group and plan to continue to do so. Although we believe that prior and existing transactions and arrangements have been fair to us in all material respects and that their terms have reflected market conditions, it is possible that in some instances we could have obtained better terms from third parties. We could also face competition from other companies within the Telefónica Group that are not part of our company. Consequently, we could be impeded from pursuing some future business opportunities or obligated to pursue them in conjunction with other companies in the Telefónica Group. Because Telefónica, S.A. is a party to business transactions and contractual arrangements with our company and companies of the Telefónica Group are active in businesses that overlap with ours, there is potential for conflicts of interest between Telefónica, S.A. and its affiliates, on the one hand, and our company and subsidiaries, on the other, in circumstances where our interests and those of Telefónica, S.A. are not aligned.

We must adopt new accounting standards in 2005 that will impact our financial reporting.

In 2004 we prepared our financial statements in accordance with Spanish GAAP, and prepared a reconciliation of certain items to U.S. GAAP as required by SEC regulation. Under current European Union law, listed EU companies had to apply the International Financial Reporting Standards (IFRS) adopted by the EU from January 1, 2005 in preparing their consolidated financial statements.

Applying these standards to our financial statements will imply a change in the presentation of our financial information, since the financial statements will include more components and additional disclosure will be required. Additionally, there will be a change in the valuation of certain items. Regarding the former, at this moment it is not possible to determine the exact impact that this new regulation will entail compared to Spanish GAAP, since new pronouncements from the International Accounting Standards Board (IASB), or pronouncements that are not endorsed by the European Union (EU) prior to the preparation of our December 31, 2005 consolidated financial statements, may have an impact on our financial statements. Regarding the latter, we have performed a preliminary analysis of how the adoption of IFRS will impact our financial condition and results of operations. Based on this analysis, we estimate that the principal adjustments to our total shareholders’ equity at December 31, 2004 under IFRS would result in a decline in our shareholders’ equity of approximately €1,284.5 million from €4,719.9 million at that date under Spanish GAAP. For additional information concerning significant differences identified between IFRS and Spanish GAAP, see “Item 5—Operating and Financial Review and Prospects— Preliminary Guidance on Differences Between IFRS and Spanish GAAP”.

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

In 2002, Anatel, the Brazilian telecommunications regulator, introduced a new mobile services licensing regime, or SMP, encouraging companies operating under the personal cellular services, or SMC system, to migrate to the SMP system. Under the SMP regime, Brasilcel’s subsidiaries will no longer receive payment from its customers for outbound long distance traffic, but will receive payment for the use of its network, in accordance with the network usage remuneration plan. Although the new regime has not had a significant impact on Brasilcel’s subsidiaries, we cannot assure that in the future the interconnection fees that we will receive from long distance operators will compensate Brasilcel for the revenues that it would have received from its customers for outbound long distance traffic.

Until June 30, 2004, SMP service providers could choose to establish a price cap or freely negotiate their interconnection charges. After that date, free negotiation has been the rule, subject to Anatel regulations.

In addition, under the SMP regime, an SMP mobile operator must pay for the use of another SMP mobile operator’s network in the same registration area only if the traffic carried from the first operator to the second exceeds 55% of the total traffic exchanged between them. In that case, only those calls that have surpassed the 55% level will be subject to payment for network usage. This rule will remain in effect until June 30, 2005, after which date no payments will be due for network usage between SMP networks, regardless of the amount of traffic. As a result, if the traffic Brasilcel’s subsidiaries terminate for other SMP mobile operators exceeds the traffic such other SMP mobile operators terminate for Brasilcel’s subsidiaries, Brasilcel’s revenues and results of operations may be adversely affected.

Anatel submitted its proposed new regulations on interconnection for public comment. The public comment period ended on October 18, 2004 and Brasilcel subsidiaries presented their arguments against some of the proposals that may have adverse effects on their results. Anatel has not yet decided whether to modify its proposed new regulations. If these regulations take effect, they may negatively affect our revenues and results of operations.

We are subject to evolving regulatory policies which favor increased competition and which could expose us to additional competition in our markets.

Regulatory policies of many of the countries in which we operate generally favor increasing competition in the wireless services industry, including by granting new licenses in existing licensed territories in order to permit the entry of new competitors. In Spain the National Regulatory Authority (NRA) is currently analyzing, in accordance with the principles of the European Telecom Regulation Framework, the market of access and call originated on public mobile telephone networks. On the basis of this market analysis, the NRA will determine whether this market is effectively competitive or not, and subsequently impose, amend or withdraw regulatory obligations accordingly. Should the NRA conclude that the market of access and call origination on public mobile telephone networks is not effectively competitive, it may impose on network operators more stringent regulatory obligations, which may include, among others, to provide access to the mobile virtual network operator MVNOs(being mobile operator that do not own a network and instead buys mobile minutes wholesale from those network operators with physical networks and sells them to its clients).

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

Our operating companies offer both analog and digital cellular services in their markets. Our digital networks in different countries use different standards. Although there is some ability to roam on analog networks, the digital transmission standards are not fully compatible with one another. Our use of these multiple technologies may limit some of our anticipated economies of scale as we seek to further integrate the businesses of our multiple operating companies and we could be required to make significant additional capital investments. Significant capital investments may not be recouped and revenues could decline as current and potential customers select alternative providers and technologies. In addition, alternative technologies may develop for the provision of wireless services to customers that may prove superior to those currently projected. We cannot assure you that unforeseen technological developments will not render our services obsolete or unpopular with customers.

The wireless industry may be harmed by reports suggesting that radio frequency emissions cause health problems and interfere with medical devices.

Media and other reports have suggested that radio frequency emissions from wireless handsets and base stations may cause health problems. If consumers harbor health-related concerns, they may be discouraged from using wireless handsets. These concerns could have an adverse effect on the wireless communications industry and, possibly, expose wireless providers, including us, to litigation. Even if the authorized health institutions confirm there is no scientific evidence of adverse health effects, we cannot assure you that further medical research and studies will refute a link between the radio frequency emissions of wireless handsets and base stations and these health concerns. Government authorities could increase regulation of wireless handsets and base stations as a result of these health concerns or wireless companies, including us, could be held liable for costs or damages associated with these concerns, which could have an adverse effect on our business. In Spain, for example, we have been required by law to test and certify the emissions of all our base stations in or close to populated areas. For the year ended December 31, 2004, all the tests we were obliged to do have again confirmed lower emission levels than those required by regulations. If in the future we fail to comply fully with these standards, we could be subject to claims or regulatory actions.

Risks Related to Latin America

Adverse Latin American economic, political and social conditions could affect our financial performance.

The portion of our revenues and profits deriving from Latin American operations will be increasing due mainly to the development of our operations in Brazil, Mexico and other Latin American countries, including the operations recently acquired from CTC (a subsidiary of Telefónica) and BellSouth. Our financial performance in the region is affected by economic, political and social conditions in Latin America. These conditions are volatile due to, among other factors, the following:

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

Many or all of these factors have occurred at various times in the last two decades in most Latin American markets. Adverse economic, political and social conditions in Latin America may have a material adverse effect on our results of operations and the market price for our ordinary shares or ADSs.

For example, our operations in Argentina were affected by the devaluation of the Argentine peso, the adverse macroeconomic conditions in Argentina and the related legislative measures adopted by the Argentine Government in past years.

Additionally, Telefónica Comunicaciones Personales is currently in a negative net worth position. Although current Argentine law (Decree 214/2002, as extended) allows companies to maintain this negative net worth position until December 2005 without the need to establish a positive net worth position, it is uncertain whether the government of Argentina will once again extend this exception beyond December 2005. Should this exception fail to be extended and if Telefónica Comunicaciones Personales is not capitalized by Telefónica Móviles, either through increased capital or partial capitalization of intercompany loans, Telefónica Comunicaciones Personales could be subject to a dissolution proceeding by the Argentine authorities and could lose its license.

Latin American currencies have been subject to fluctuations, which could adversely affect revenues and expenses for our operations in this geographic region.

Although our reporting currency is the euro, most of our revenues and expenses relating to our Latin American operations are denominated in local currencies. The currencies of many Latin American countries, have experienced substantial devaluations and volatility in recent years, and our revenues from customers will decline in value if the local currencies depreciate relative to the euro.

Our business, financial condition and results of operations may be adversely affected by declines in the value of the currencies of the Latin American countries where we operate. Our hedging strategies may not prove effective to address the effects of foreign currency exchange movements on our financial condition or performance. In addition, our exposure to foreign currency exchange losses may be increased if we become subject to exchange control regulations that restrict our ability to convert local currencies into euro or U.S. dollars. Because our strategy involves increasing our revenues from our Latin American operations and because of the increasing importance of Latin American markets to our operations, our exposure to foreign currency movements is likely to increase over time.

Item 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

Background of Our Company

We are a limited liability company duly organized and existing under the laws of the Kingdom of Spain. We were incorporated on February 14, 2000. Our principal executive offices are located at Goya 24, 28001 Madrid, Spain and our telephone number is +(34) 91 423-4004.

We are a holding company that conducts its wireless operations through subsidiaries and investments in Spain, Morocco, and Latin America. We manage all of the wireless assets of the Telefónica Group, a diversified telecommunications group that provides a comprehensive range of services in Spain and Latin America. As of December 31, 2004 Telefónica, S.A., the parent company of the Telefónica Group, holds, directly and indirectly, 92.46% of our shares.

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

Brazil: The Telefónica Group commenced wireless operations in Brazil in 1996. In 2002, we and Portugal Telecom created Brasilcel, N.V., or Brasilcel, a joint venture which combined our respective wireless operations in Brazil. The joint venture is 50%-owned by each group and consolidated by the proportional method in our financial statements. Our holdings and those of Portugal Telecom in the following operations were combined in the Brasilcel joint venture:

•	Tele Sudeste Celular Participações S.A.;

•	Celular CRT Participações S.A.;

•	Tele Leste Celular Participações S.A.; and

•	Telesp Celular Participações S.A.

The value of our contribution to Brasilcel of the wireless assets owned by us was €1,898 million. Subsequently, in 2003, Telesp Celular Participações S.A. acquired 86.6% of the voting capital stock (representing approximately 28.9% of the total capital stock) of Tele Centro Oeste Participaçoes S.A., a wireless operator that provides wireless services in Brazil’s Federal District and 11 Brazilian states.

In June 2004, Brasilcel completed its acquisition of the interests of NTT DoCoMo, Inc. and Itochu Corporation in Sudestecel Participaçoes, S.A., the holding company of Tele Sudeste Celular Participaçoes, S.A. This acquisition brings Brasilcel’s control of Sudestecel to 100%. In October 2004, Brasilcel completed voluntary tender offers for outstanding public holdings of Tele Sudeste Celular Participaçoes, S.A., Tele Leste Celular Participaçoes, S.A. and Celular CRT Participaçoes, S.A., bringing Brasilcel’s holdings in these companies to 90.9%, 50.6% and 67.0%, respectively. Additionally during 2005 Sudestecel increased its participation in Tele Sudeste Celular Participaçoes, S.A. to 24.52% bringing Brasilcel’s partipation to 91.14%. Additionally, in October 2004, Telesp Celular Participaçoes, S.A. (TCP), a company controlled by Brasilcel, increased its participation in Tele Centro Oeste Celular Participaçoes, S.A. (TCO) to 50.6% through the acquisition of a 32.8% interest in TCO’s preferred shares. In addition, TCP’s Board of Directors approved an increase in its share capital of approximately R$2.1 billion, which was effected in January 2005. The proceeds raised were used in part to finance TCP’s increased stake in TCO and the remainder has been used to partially repay short-term debt and improve TCP’s capital structure. Through this transaction Brasilcel’s stake in TCP’s share capital increased to 65.7%.

Peru: The Telefónica Group commenced wireless operations in Peru in 1991. Its subsidiary, Telefónica del Perú S.A.A., spun off in June 2001 its wireless operations in the form of shares of Telefónica Móviles S.A.C. Following this spin-off and later share exchanges and additional share purchases, as of June 23, 2005, we indirectly hold a 97.97% interest in Telefónica Móviles S.A.C. Following our acquisition of BellSouth’s interest in its Peruvian operations in October 2004, as of June 23, 2005, we hold, directly and indirectly, a 99.85% interest in Comunicaciones Móviles del Perú, S.A. (formerly BellSouth Perú, S.A.). On April 26, 2005, we launched a tender offer for the acquisition of the outstanding minority interest (0.15%) in Comunicaciones Móviles del Perú, S.A. which ended on May 23, 2005, with the acquisition of 0.04% of the share capital for US$9,239.80, bringing our interest in Comunicaciones Móviles del Perú, S.A. to 99.89%.

We have merged Telefonica Moviles, S.A.C. and Comunicaciones Móviles del Perú, S.A. Currently, we hold, directly and indirectly, 98.04% of the resulting entity.

Argentina: The Telefónica Group commenced wireless operations in Argentina in 1993. Its subsidiary, Telefónica de Argentina S.A., spun off its wireless operations in the form of shares of Telefónica Comunicaciones Personales S.A. and its data operations in 2001. Following the spin-off and share exchanges, as of June 23, 2005, we indirectly hold a 97.93% interest in Telefónica Comunicaciones Personales S.A. We do not hold an interest in the data operations formerly owned by Telefónica de Argentina. Following our acquisition of BellSouth’s interest in its Argentine operations in January 2005, as of June 23, 2005, we hold, directly and indirectly, a 100% interest in Compañía de Radiocomunicaciones Móviles, S.A.

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

Chile: The Telefónica Group commenced wireless operations in Chile in 1990. In July 2004, we acquired 100% of Telefónica Móvil de Chile, S.A. from CTC (a subsidiary of Telefónica S.A.). We have been managing Telefónica Móvil de Chile’s operations since 2000.

Guatemala and El Salvador: The Telefónica Group commenced wireless operations in El Salvador in 1998 and in Guatemala in 1999. In 2000, The Telefónica Group transferred to us its shares in TES Holdings, S.A. and TCG Holding, S.A., its holding companies in El Salvador and Guatemala, in exchange for 5,542,534 ordinary shares of our company. We acquired the remaining interests in TES Holdings, S.A. and TCG Holding, S.A. in 2002 for 14.5 million of our ordinary shares. Following our acquisition of BellSouth’s interest in its Guatemalan operations, as of June 23, 2005, we hold, directly and indirectly, 100% of Telefónica Móviles Guatemala y Compañía. (formerly BellSouth Guatemala, S.A.).

On April 20, 2005, TES Holding acquired shares representing approximately 4.4% of Telefónica Móviles El Salvador, S.A.’s capital stock for approximately $5.1 million. Following this acquisition, TES Holding owns 96.19% of Telefónica Móviles El Salvador, S.A.

Colombia, Ecuador, Uruguay, Panama, Nicaragua, Venezuela: In October 2004, we acquired BellSouth’s interests in its operations in these countries. Additionally, in various countries we increased the acquired stakes by acquisition of minority shareholders. As of June 23, 2005, we hold, directly and indirectly, 100% of BellSouth Colombia, Otecel, S.A. (Ecuador), Abiatar (Uruguay), Telcel, S.A. (Venezuela), Telefónica Celular de Nicaragua, S.A., and 99.95% of Telefónica Móviles Panamá, S.A.

Morocco: The Telefónica Group commenced wireless operations in Morocco in 2000. In October 2000, Telefónica, S.A. transferred to our company a 30.5% interest in Medi Telecom. We increased our holding through capital increases of Medi Telecom in 2002 and 2003. As of June 23, 2005, we hold a 32.18% equity interest in Medi Telecom.

Europe: In 2000 and 2001, we obtained third-generation wireless telephony (UMTS) licenses in Germany, Italy, Austria and Switzerland. The financial, technological, competitive and regulatory changes that have taken place in the market since then resulted in our reviewing our European strategy. Accordingly, in July 2002 we decided to halt our commercial activities in Germany and updated the assumptions of the business plans of our subsidiaries in Austria, Germany, Italy and Switzerland. As a result, at December 31, 2002, a net loss of €5,049.8 million was recorded in our combined financial statements associated with the write-down of assets and the restructuring of operations in these four countries. In December 2003, we sold our Austrian subsidiary to Mobilkom Austria for a total sale price of €13.6 million.

Puerto Rico: We entered into a management contract with NewComm Wireless, a Puerto Rican wireless operator, when it commenced operations. In September 2004, the management contract was terminated and Clearcomm took charge of the management of Newcomm Wireless. At the same time, we decided to write-off the value of convertible notes (€46 million) issued by Newcomm Wireless to the Telefónica Group. In September 2003, the Telefónica Group transferred these convertible notes to us for an aggregate amount of $60.9 million. On April 20, 2005, we converted these notes into 49.9% of the capital stock of NewComm Wireless and currently hold this interest through our 100%-owned subsidiary, Telefónica Móviles Puerto Rico Inc. Since we do not have a controlling interest in and we no longer manage the operations of Newcomm Wireless, we no longer count its customers in our total managed customer base.

Other strategic initiatives: We have also undertaken the following strategic initiatives and acquisitions that we believe are complementary to our core wireless communications activities.

FreeMove Alliance: In 2003, we entered into an alliance with three other European mobile operators, T-Mobile International, Telecom Italia Mobile, or TIM, and Orange S.A. This alliance adopted the brand name FreeMove in March 2004 to represent its joint offering. This alliance is using its collective scale, strength and expertise to deliver an enhanced, seamless service for customers of the four partners when traveling abroad through its “Virtual Home Environment” and new service offerings to international customers. This alliance has also resulted in economic benefits for the operators from joint handset procurement as well as preferred supplier agreements with Siemens and Motorola.

The development of further joint technical projects and procurement initiatives are expected to deliver economic benefits, while the volume of devices jointly acquired is targeted to increase over time. Collective synergies will also help members to be the first to market new models and to potentially secure exclusivity periods on those models with manufacturers.

Acquisition of BellSouth’s Latin America wireless operations: On March 5, 2004, we entered into a stock purchase agreement with BellSouth to acquire 100% of BellSouth’s interests in its wireless operations in Argentina, Chile, Peru, Venezuela, Colombia, Ecuador, Uruguay, Guatemala, Nicaragua and Panama. The firm value of the wireless operators that we have acquired from BellSouth, including the interests of minority shareholders and the net debt of these wireless operators, was valued at US$5,850 million, including BellSouth’s wireless operations in Argentina and Chile, which we acquired in January 2005. The firm value of the wireless operators that we have acquired from BellSouth as of December 31, 2004, including the interests of minority shareholders and the net debt of these wireless operators, was US$4,330 million.

The total amount paid for our interests in these wireless operators as of December 31, 2004, adjusted for the net debt of the acquired companies, was €3,248.6 million. The total acquisition cost for BellSouth’s wireless operations in Argentina and Chile, which we acquired in January 2005, adjusted for the net debt of the acquired companies, was €836.6 million.

Acquisition of 100% of Telefónica Móvil de Chile in 2004: On May 18, 2004, the board of directors of Telefónica CTC Chile, S.A., or CTC, accepted our binding offer for the purchase of 100% of the shares of its subsidiary, Telefónica Móvil de Chile, S.A. Telefónica S.A. owns 43.6% of CTC Chile. We have been managing Telefónica Móvil de Chile’s operations since 2000. We completed the acquisition on July 23, 2004. The purchase price was €869.9 million. In addition, we assumed approximately 168,000 million Chilean Pesos in debt owed by Telefónica Móvil de Chile to CTC.

The following tables provide information for our principal acquisitions completed in 2002, 2003 and 2004.

Acquisitions in 2002

Month	Company name	Initial%	Acquired%	Final%	Acquisition Price (thousands of euro)
Jan	TES Holding, S.A. de C.V. (El Salvador)	51.00	16.30	67.30	32,106
Jan.	TCG Holdings, S.A. (Guatemala)	51.00	16.30	67.30	25,226
May	Iberoleste Participaçoes, S.A. (1) (Brazil)	37.98	62.02	100.00	113,196

Acquisitions in 2002

Month	Company name	Initial%	Acquired%	Final%	Acquisition Price (thousands of euro)
May	TBS Participaçoes, S.A. (1) (Brazil)	66.27	7.00	73.27	25,910
May	Tele Leste Celular Participaçoes, S.A. (1) (Brazil)	—	3.38	3.38	13,593
May	Sudestecel Participaçoes, S.A. (1) (Brazil)	82.50	7.00	89.50	64,062
May	TES Holding, S.A. de C.V. (1) (El Salvador)	67.37	32.70	100.00	14,934
May	TCG Holdings, S.A. (1) (Guatemala)	67.37	32.70	100.00	11,734
May	Telefónica de Centroamérica, S.L. (1) (Spain)	67.37	32.70	100.00	982
Sep.	Pegaso Telecomunicaciones, S.A. de C.V. (Mexico)	—	65.23	65.23	92,870
Sep.	Pegaso Telecomunicaciones, S.A. de C.V. (Mexico)	65.23	65.23	65.23	211,454
Oct.	CRT Celular Participaçoes, S.A. (Brazil)	22.75	0.66	23.41	11,544
Oct.	Telesp Celular Particpaçoes, S.A. (Brazil)	—	14.68	14.68	200,306
Dec.	Medi Telecom. (Morocco)	30.5	0.84	31.34	17,390
Dec.	Telefónica Móviles Soluciones y Aplicaciones, S.A. (Chile)	100.00	—	100.00	9,215
(1) These acquisitions were performed through capital increases.

Acquisitions in 2003
Date	Company name	Initial%	Acquired%	Final%	Acquisition Price (thousands of euro)
Apr.	Tele Centro Oeste Celular Participações, S.A. (Brazil)	—	20.37	20.37	206,285
Jul.	Medi Telecom. (Morocco)	31.34	0.84	32.18	21,234
Oct.	Tele Centro Oeste Celular Participações, S.A. (Brazil)	20.37	8.50	2.87	73,827
Dec.	TCG Holdings, S.A. (Guatemala)	100.00	—	100.00	3,746

Acquisitions in 2004
Date	Company name	Initial%	Acquired%	Final%	Acquisition Price (thousands of euro)
Jul.	Telefónica Móvil de Chile, S.A.	—	100.00	100.00	869,898
Oct.	Otecel, S.A. (Ecuador)	—	100.00	100.00	663,428
Oct.	Telefónica Móviles y Compañía, S.C.A. (Guatemala)	—	100.00	100.00	92,538
Oct.	BellSouth Panamá, S.A.	—	99.57	99.57	549,275
Oct.	Telcel, S.A. (Venezuela)	—	100.00	100.00	1,223,984
Oct.	Telefónica Móviles Colombia, S.A.	—	100.00	100.00	517,456
Oct.	Comunicaciones Móviles del Perú, S.A	—	99.85	99.85	7,697
Oct.	Telefonía Celular de Nicaragua, S.A.	—	100.00	100.00	148,742
Oct.	Abiatar, S.A. (Uruguay)	—	100.00	100.00	49,419

The following chart presents our corporate organization, including our principal operating companies and the companies in which we have non-controlling minority interests, as well as our ownership interests in these companies at December 31, 2004:

(1)	Jointly managed with Portugal Telecom.
(2)	We acquired of 100% of Telefónica Móvil de Chile’s shares on July 23, 2004, and it was fully consolidated in our financial statements as from August 1, 2004.
(3)	Telefónica Móviles increased its stake in Telefónica Móviles El Salvador to 91.75% in 2004 after capitalizing certain loans to the subsidiary.
(4)	In October 2004, we purchased BellSouth’s wireless operators in Colombia, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela. These companies were consolidated in our financial statements as from November 1, 2004.
(5)	Telefónica Móviles increased its stake in this company to 50% in June 2004.

B. BUSINESS OVERVIEW

Overview

We are part of the Telefónica Group, whose parent company is Telefónica, S.A., estimated as one of the five largest diversified telecommunications companies in the world based upon stock market capitalization.

We are a leading provider of wireless communications services in Spain and Latin America in terms of managed customers. We estimate, based on annual reports and press releases made public by our competitors and information from regulatory authorities, that we are one of the five largest global providers of wireless communication services based upon total managed customers at December 31, 2004. Managed customers include all customers from all operators in which we hold an economic interest, including TCO in Brazil from 2003, Telefónica Móvil de Chile from August 2004 following its acquisition in July 2004, the operators acquired from BellSouth in Colombia, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela from October 2004. Managed customer figures for 2004 exclude Movistar Puerto Rico’s customer base, following the termination of our management contract in September 2004. We offer a broad range of wireless services, including voice services, enhanced calling features, international roaming and wireless internet.

At December 31, 2004, we provided wireless services through our operating companies and joint ventures, to approximately 74.4 million managed customers in territories with a population of approximately 509 million. Telefónica Móviles has operations in Spain, Mexico, Peru, El Salvador, Guatemala, Venezuela, Colombia, Panama, Nicaragua, Ecuador, Uruguay, Argentina and Chile and, through its joint ventures with Portugal Telecom, it also provides wireless communication services in Brazil and Morocco.

Our strategy is to focus on increasing our profitability and cash flow in the medium term by consolidating our competitive positions in Spain and Latin America, introducing new services to promote usage, and optimizing our investments and operating efficiencies. We will continue to analyze the possibility of selective acquisitions and strategic agreements that complement our business. For example, we have acquired TCO in 2003, BellSouth’s Latin American wireless operations in 2004 and 2005 and 100% of Telefónica Móvil de Chile in 2004. We believe that growth in our markets will be driven by (i) increased customer usage of our wireless services, including both voice and data services, (ii) the introduction of new wireless data and internet services, and (iii) increased penetration rates in our Latin American markets.

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

The following table provides a summary overview of our principal operating companies and those companies in which we have non-controlling minority interests.

Year ended December 31, 2004

Country	Company	Service Territory		Ownership Interest at December 31, 2004	Population	Total customers at December 31, 2004	Net Revenue from Operations	Operating profit before depreciation and amortization (4)
					(in millions)	(in millions)	(millions of euro)
Ecuador	Otecel, S.A.(7)	Nationwide		100%	12.9	1.1	43.8	(0.9)
Panama	BellSouth Panamá, S.A.(10)	Nationwide		99.95%	3.2	0.6	24.0	7.7
Venezuela	Telcel, S.A.(7)	Nationwide		100.0%	26.0	4.3	215.2	51.0
Colombia	Telefónica Móviles Colombia, S.A.(7)	Nationwide		100.0%	45.3	3.3	94.9	(0.4)
Nicaragua	Telefónica Celular de Nicaragua, S.A.(7)	Nationwide		100.0%	5.6	0.3	8.3	1.0
Uruguay	Abiatar, S.A.(7)	Nationwide		100.0%	3.4	0.2	5.6	0.9
Spain	Telefónica Móviles España	Nationwide		100.0%	44	19	8,190.0	4,202.0
Brazil	Brasilcel, N.V.(1)	Nationwide	(2)	50.0%	131.5	26.5	1,522.0	500.0
Peru	Telefónica Móviles Peru	Nationwide		97.97%	27.6	2.1	248.0	70.0
	Comunicaciones Móviles del Perú, S.A(7)	Nationwide		99.85%	27.6	0.7	19.0	2.6
Argentina	Telefónica Comunicaciones Personales	Nationwide		97.93%	38.7	3.4	360.5	4.0
Mexico	Telefónica Móviles México, S.A. de C.V.(3)	Nationwide		92.0%	104.7	5.6	730.0	(145.0)
El Salvador	Telefónica Móviles El Salvador	Nationwide		91.75%	6.7	0.4	104.0	12.4
Guatemala	Telefónica Centroamérica Guatemala	Nationwide		100.0%	12.7	0.4	79.0	8.5
	Telefónica Móviles y Compañía, S.C.A.(7)	Nationwide		100.0%	12.7	0.4	13.7	4.5
Morocco	Medi Telecom(6)	Nationwide		32.18%	31	2.7	336.0	154.0
Chile	Telefónica Móvil de Chile(5)	Nationwide		100.0%	15.4	3.3	182.8	50.1

(1)	Jointly controlled and managed by Telefónica Móviles and Portugal Telecom. Through its 50% interest in Brasilcel, as of December 31, 2004, Telefónica Móviles indirectly holds 45.45% of Tele Sudeste, 26.42.% of Celular CRT, 25.3% of Tele Leste Celular, 32.56% of Telesp Celular Participações, S.A. and 10.74% of Tele Centro Oeste Celular Participaçoes, S.A. Brasilcel is proportionally consolidated in our financial statements. For information on our ownership interest in Brasilcel, and its operators, please refer to our organizational structure found in “Item 5.A. Operating Results—Overview.”
(2)	The service territory in Brazil is nationwide with the exception of region 4 (the state of Minas Gerais).
(3)	Telefónica Móviles México, S.A. de C.V. holds interests in 100% of Baja Celular Mexicano, 90.0% of Movitel del Noroeste, 100% of Telefónica Celular del Norte, 100% of Celular de Telefónica, S.A. de C.V. and 100% of Pegaso PCS. Through its 92.0% interest in Telefónica Móviles México, S.A. de C.V., as of December 31, 2004, Telefónica Móviles indirectly holds 92.0% of Baja Celular Mexicano, 82.8% of Movitel del Noroeste, 92.0% of Telefónica Celular del Norte, 92.0% of Celular de Telefónica, S.A. de C.V. and 92.0% of Pegaso PCS.
(4)	See “Item 5.A. Operating Results—Introduction to Results of Operations—Non-GAAP Financial Information” for a definition of operating profit before depreciation and amortization and a discussion concerning our use of, and limitations relating to, that measure.
(5)	In July 2004, we acquired 100% of the shares of Telefónica Móvil de Chile, S.A., and it has been consolidated in our financial statements as from July 1, 2004. Net revenue from operations and operating profit before depreciation and amortization are provided for the last six months of fiscal year 2004. Ownership interests, population and total customers are presented at December 31, 2004.
(6)	Jointly controlled and managed by Telefónica Móviles and Portugal Telecom. Portugal Telecom owns 32.18% of the share capital of Medi Telecom.
(7)	Acquired from BellSouth Corporation in October 2004 and consolidated in our financial statements as from November 1, 2004. Net revenue from operations and operating profit before depreciation and amortization are provided for the last two months of fiscal year 2004. Ownership interests, population and total customers are presented at December 31, 2004.

Business Strategy

The key elements of our strategy consist of the following:

•	Maintain our market leadership position in Spain: As the Spanish market continues to mature and the competitive pressure increases, mainly in number portability and pricing for the corporate segment, we are focused on preserving our leading position in the market, particularly in terms of revenue share. As part of our strategy we are developing new products and pricing schemes targeted at different customer segments to stimulate usage, increase customer retention and attract new customers in segments with high growth potential. In addition, we are leading the deployment of the UMTS in Spain, offering superior coverage than our competitors, with 3,800 UMTS base stations as of December 2004. We will also continue to leverage our customer loyalty programs to increase customer retention.

•	Consolidate our competitive position in Latin America: We seek to consolidate our strong competitive position in the growing Latin American market through our extensive presence in the region and our integrated management of operations in the area, leveraging our extensive managerial and operational experience.

Our acquisition of BellSouth’s wireless operators in Latin America and Telefónica Móvil de Chile has allowed us to further consolidate our leadership position and strengthen our growth profile in Latin America. At December 31, 2004, we had approximately 74.4 million managed customers in 13 Latin American countries.

•	Introduce new services to increase the usage of wireless services: We will continue leading innovation in our markets to capture the high growth potential of wireless data services. We will continue launching new data services and applications aimed at different customer needs, such as MMS, video message, content downloads, location-based services, corporate services, (such as the launch of “Oficin@ Movistar UMTS,”) and domotics. We aim to leverage our extensive experience and “best practices” to grow revenue from data services across our markets. The introduction of UMTS in Spain and 1XRTT –EVDO in some of our markets in Latin America will enhance customer experience, while we will capitalize on our expertise in developing customize solutions to increase data usage in the corporate segment.

•	Optimize capital expenditures and increase operating efficiency: Our economies of scale allow us to better optimize our capital expenditure. In addition, the integrated management of our operations in Latin America and the promotion of our “best practices” among our operating companies will allow us to operate more efficiently, optimize investments and improve the time to market of our services.

•	Analyze new projects: We intend to evaluate the possibility of making selective acquisitions and forming selected strategic partnerships in order to improve our competitive position, such as our acquisition of TCO in 2003, our acquisition of 100% of BellSouth’s interests in its Latin American wireless operations, our acquisition of 100% of Telefónica Móvil de Chile as well as our alliances with T-Mobile International, TIM (Telecom Italia Mobile) and Orange in Europe. In addition, on February 26, 2003 we announced our participation in the new MPSA association (Mobile Payment Services Association). The association, which is composed of Vodafone, Orange, T-Mobile and us will operate under the brand name Simpay. For further information see “—Wireless Internet and Data Initiatives—M-Payment.”

We believe that the following strengths will allow us to compete successfully against other wireless services providers in our existing and future markets: (i) market leadership in Spain and most Latin American markets; (ii) global and local scale; (iii) management control over our operations; (iv) proven track record of innovation; (v) strong distribution channels; (vi) extensive operational experience; (vii) financial strength and flexibility; and (viii) membership of the Telefónica Group.

Services and Products

Our operating companies offer a wide variety of wireless and related services and products to consumer and business customers. We believe that we have historically been leaders in the introduction of new products in our principal markets, and we plan to continue expanding our offerings as new services and products become commercially feasible. Although the products available vary from country to country, the following are our principal services and products:

•	Wireless Voice Services. Our principal service in all of our markets is wireless voice telephony, which has gained increased usage as a result of our increased customer base and increased market penetration rates. Accordingly, we are also able to offer new services such as those detailed below.

•	Value Added Services. Customers in most of our markets have access to a range of enhanced calling features including voice mail, call hold, call waiting, call forwarding and three-way calling.

•	Wireless data and internet Services. Current data services offered include Short Messaging Services, or SMS, and Multimedia Messaging Services, or MMS, which allows customers to send messages with images, photographs and sounds. Customers may also receive selected information, such as news, sports scores and stock quotes. We also provide wireless connectivity for devices such as laptops and personal digital assistants. We offer internet access in an increasing number of areas, allowing our clients to access a wide range of mobile internet services through voice, WAP (wireless application protocol, a standard protocol allowing for wireless Internet access) or GPRS. Through wireless internet access, our customers are able to send and receive e-mail, browse web pages, download games, purchase goods and services in m-commerce transactions and use our other data services. Technological advances, which include the development of GPRS, CDMA 1XRTT (code division multiple access, a broadband transmission system for wireless networks allowing for speeds of up to 144 Kbits/s) and UMTS, facilitate the development of these services by increasing the speed at which data is transmitted, and making it possible to expand the offer of services and reduce their cost. Telefónica Móviles España launched its “Oficin@ Movistar UMTS” GPRS/UMTS data card, making it available to its corporate customers in February 2004, and to all residential and prepaid customers in May 2004, together with the launch of the first UMTS videophone services in the Spanish market. We also have the technology available to provide other wireless data services such as location-based services and telematics. Location-based services permit the precise location of the handset to be determined by our networks, which will permit users to receive and access information specific to such location. We believe that this technology will be widely used in fleet management, logistics and security monitoring. Telematics applications permit the delivery of data to machines, such as automobiles and vending machines.

•	Corporate Services. We provide business solutions, including wireless infrastructure in offices, private networking and portals for corporate customers that provide flexible on-line billing. Telefónica Móviles España offers corporate services through MoviStar Corporativo 2000, and other advanced solutions for data, developed for specific sectors. In addition, as of February 13, 2004, Telefónica Móviles España has offered its corporate customers “Oficin@Movistar UMTS,” the first third generation service offered in Spain by a mobile operator offering high-speed data transmission of up to 384 kbits/s.

•	Roaming. We have roaming agreements that allow our customers to use their handsets when they are outside of their service territories, including on an international basis. In 2002, we extended international roaming services to pre-paid customers. We have also implemented intelligent network technology using the CAMEL standard for our customers in Spain. This allows our customers to use their mobiles in European countries where a roaming agreement has been reached as if they were in their home country (for example, by not having to dial customary roaming prefixes). Through Telefónica Móviles España’s FreeMove alliance with T-Mobile International, Telecom Italia Mobile and Orange, customers of the four partners now enjoy seamless roaming services when traveling abroad through the “Virtual Home Environment”. In Brazil, Mexico and Argentina, our roaming agreements allow our customers to make and receive calls throughout the national territories of these countries.

•	Trunking and Paging. In Spain and Guatemala, we provide digital wireless services for closed-user groups of clients and paging services.

•	M-payment. Through our subsidiary Telefónica Móviles España and together with Vodafone España, Amena and many other financial institutions and processing companies, we have an interest of 13.36% in Mobipay España, a company incorporated to develop micro-payments. We also have, together with BBVA, a 50%/50% interest in Mobipay International, aimed at expediting payments through mobile phones in an international setting. In addition, we participate in the new MPSA association (Mobile Payment Services Association). The association, which is composed of Vodafone, Orange, T-Mobile and us will operate under the brand name Simpay. For further information see “—Wireless Internet and Data Initiatives—M-Payment.”

Our Operations

Our operations currently are conducted in three distinct geographic areas:

•	Spain

•	Morocco

•	Latin America

We have operations in Spain, Mexico, Peru, El Salvador, Guatemala, Venezuela, Colombia, Panama, Nicaragua, Ecuador, Uruguay, Argentina and Chile, all of which operate under the “Movistar” brand as of April 2005, and through our joint ventures with Portugal Telecom, we also provide wireless communication services in Brazil and Morocco. At December 31, 2004, we provided wireless services through our operating companies and joint ventures to approximately 74.4 million managed customers and our licenses and concessions covered markets with over 509 million people.

The following section provides a description of the markets in which we operate and includes information on our total revenues, customer churn and market share by geographic location.

We provide information on total revenues for our fully consolidated operations and equity investments such as Medi Telecom. In Brazil, we provide information on total net revenues for fiscal year 2002 (which reflect the total revenues of Tele Sudeste, Celular CRT and Tele Leste Celular). These companies were fully consolidated in our statement of operations until their transfer to Brasilcel on December 27, 2002. After their transfer, we ceased reporting revenues by the individual operating companies in the Brasilcel joint venture. Instead, we now report revenues at the Brasilcel joint venture level. As a result, the revenue figures for Brasilcel for fiscal years 2003 and 2004 are presented on a proportional basis to reflect the proportional consolidation of the joint venture in 2003.

We provide “customer churn” rates for each of our wireless operations described below. We calculate churn rates by determining the number of customers whose wireless service is discontinued during a period, whether voluntarily or involuntarily, divided by the average number of customers during the period. We determine when service is discontinued according to different criteria in the different countries in which we operate, and therefore calculate churn differently for our customers in Spain, Latin American countries and Morocco.

Customer information on the wireless markets in which we operate, including our market share, are estimates that we have based on annual reports and press releases made public by our competitors or information from local regulators in the respective markets. With respect to our operations in Morocco, this customer information is also based on data collected from interconnection fees charged and paid in this market.

Spain

We offer wireless services in Spain through Telefónica Móviles España, the leading wireless operator in Spain in terms of total number of customers at December 31, 2004. Telefónica Móviles España had approximately 19.0 million customers at December 31, 2004, representing an estimated 48.5% market share. Telefónica Móviles España is a wholly owned subsidiary and is our most significant operating company, accounting for 69% of our consolidated net revenues from operations for 2004.

The following table presents, at the dates and for the periods indicated, total net revenues and other statistical data relating to the operations of Telefónica Móviles España:

	Year ended December 31,
	2002	2003	2004
Total net revenues from operations (euro in millions)	6,770	7,496	8,190
Total customers (in millions at period end) (1)	18.4	19.7	19.0

	Year ended December 31,
	2002	2003	2004
Pre-paid customers (in millions at period end) (1)	11.9	11.7	9.7
Population in service territory (in millions at period end)	42	43	44

Source: Telefónica Móviles

(1)	In July 2004, we decided to stop counting 1.3 million inactive prepaid SIM cards in our reported customer base. This adjustment was made as of April 1, 2004 and all the operating metrics corresponding to 2004 have been calculated taking this adjustment into account.

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

Market

With an estimated population of approximately 44 million people, Spain is the fifth largest wireless market in Western Europe with approximately 39.2 million wireless customers at December 31, 2004. This customer base represents a penetration rate of 89.1%. The Spanish market grew 4.4% in 2004.

The Spanish wireless market has shown growth as a result of a decline of wireless handset prices and per minute call rates, and the introduction of pre-paid tariffs. At December 31, 2004, Telefónica Móviles España had approximately 19.0 million customers. The number of contract customers totaled approximately 9.3 million, representing a 16.8% increase compared to 2003.

Telefónica Móviles España believes that, to date, it has been successful in preserving its advantage in terms of absolute numbers of customers and quality of average customer in terms of minutes of usage. Telefónica Móviles España estimates that its traffic market share is higher than its customer market share.

Network and Technology

Telefónica Móviles España’s licenses and concessions in Spain permit it to operate digital networks and analog networks. Since December 31, 2003, Telefónica Móviles España has not operated an analog network, having moved its analog Moviline subscribers to GSM Movistar services. Telefónica Móviles España also holds one of four nationwide licenses for UMTS services in the country.

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

In 2002, 2003 and 2004, Telefónica Móviles España invested in the aggregate approximately €1,669 million in building out and enhancing its networks in Spain, developing its technological platforms and information systems. At December 31, 2004, Telefónica Móviles España’s GSM/GPRS digital network in Spain, which consisted of 115 switching centers and more than 16,200 base stations, provided coverage to approximately 99% of the population. The amounts invested in 2002, 2003 and 2004 have been used to enhance the quality of its coverage of high-density areas, to permit more intensive use of its wireless services within buildings in an urban environment, further enhancing the appeal of wireless communications and to introduce new technologies. In addition, Telefónica Móviles España has continued to roll-out its UMTS network in 2004, complying with its obligations under its UMTS license. By the end of the year, Telefónica Móviles España’s UMTS network provided coverage to 40% of the population, with 3,800 base stations in approximately 100 cities.

The Spanish wireless market has been receptive to new wireless services, such as SMS and wireless internet. Telefónica Móviles España has offered GPRS services, with higher speed data transmission than existing GSM networks, since 2001. Multi-media messaging services, or MMS, which allow customers to send and receive messages combining color photographs and images with voice, sound, animation or text, have been offered by Telefónica Móviles España since 2002. Telefónica Móviles España remains committed to being a leader in technological innovation in Spain and to making the most innovative services available to its customers. The following new services and data applications were launched or developed in 2004:

•	GPRS technology continued developing significantly in 2004. Telefónica Móviles España estimates that close to 3.8 million of its customers were web browsing using GPRS technology during the month of December 2004, almost 2.4 million more compared to December 2003. During December 2004, following the launch of i-mode™ navigation services as part of its e-moción brand in June 2003 under a general collaboration agreement with NTT DoCoMo, almost 700 thousand of Telefónica Móviles España’s web browsing customers were using the i-mode service.

•	Utilization of multimedia messaging services (MMS) continued to grow in 2004, with almost 1.5 million users during the month of December 2004 (compared to 0.5 million during December 2003). Almost one half of the handsets sold by Telefónica Móviles España in 2004 were equipped with MMS technology.

•	With regard to the corporate and professional segment, Telefónica Móviles España launched its “Oficin@ Movistar UMTS” GPRS/UMTS data card –the first 3G service offered by a mobile operator in Spain with high-speed data transmission up to 384 kbits/s– to its corporate customers on February 13, 2004. This service was extended to all Telefónica Móviles España residential and prepaid customers on May 24, 2004, initially in Madrid and Barcelona, and is gradually being extended to the major urban areas in Spain. On May 24, 2004, Telefónica Móviles España also launched the first UMTS videophone service in the Spanish market.

•	Telefónica Móviles España has continued to compete for high-value customers and the corporate segment by developing new value-creating products, services and solutions. During the fourth quarter of fiscal year 2004, Telefónica Móviles España stepped up the commercialization of services such as “Movistar desktop” and “Blackberry Professional Mail” with attractive offers for its devices. Telefónica Móviles España also launched the TSM 520 handset, primarily targeted at these segments, with the Windows Mobile Smartphone 2003 system built in.

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

For purposes of sales and distribution, Telefónica Móviles España divides the Spanish market into the consumer market and business market. At December 31, 2004, Telefónica Móviles España had approximately 8,500 points of sale for the consumer market. In addition, Telefónica Móviles España uses approximately 100 points of sale that are owned by the Telefónica Group.

In the wireless business sector, Telefónica Móviles España uses its distributors to market to small and medium sized enterprises and uses its own corporate sales force to target large business customers. Telefónica Móviles España offers a variety of plans, ranging from volume discounts to specifically tailored service contracts.

Telefónica Móviles España offers several different pricing options for wireless services. At December 31, 2004, approximately 49% of Telefónica Móviles España’s total customer base are contract customers, and the remainder are pre-paid (MoviStar Activa).

In 2004, Telefónica Móviles España continued to encourage customer migration from its pre-paid plans to its contract plans, in line with the process that started in March 2002, when the contract plans of Telefónica Móviles España shifted from a monthly fee to a minimum usage commitment. In 2004, prepaid to contract migrations stood at over a million, contributing to an improvement in the contract weight to the total customer mix by 8.5 percentage points as of December 31, 2004 compared to December 31, 2003.

The tariffs and quality of services provided by Telefónica Móviles España, along with its success in encouraging migration to its contract plans, have led to improvement in the usage and spending patterns of its customers. Total traffic increased to 30.4 billion minutes in 2004, a 12% increase compared to 2003. In addition, data and content services are becoming increasingly important methods by which wireless customers in Spain communicate.

Customer Care

One of Telefónica Móviles España’s principal business objectives is to strengthen its relationship with its customers. As the Spanish market for wireless services continues to mature and competitive pressures increase, Telefónica Móviles España believes that it must enhance customer loyalty in order to maintain its customer base and to increase revenues. For this reason, its focus has been shifting from customer acquisition to quality of service and customer care.

We have developed loyalty programs implemented by Telefónica Móviles España for both our contract and pre-paid customers. The MoviStar Plus program, for example, offers contract customers the ability to exchange points earned based on monthly usage for new handsets. The Estrena Plan allows pre-paid customers to upgrade their handsets and benefit from special offers (attractive prices of handsets and free traffic). In 2004, there were over 3.6 million handset upgrades based on loyalty programs of Telefónica Móviles España.

At December 31, 2004, Telefónica Móviles España maintained 19 customer relations centers with real time access to its information systems. These call centers handled approximately 60.3 million calls in 2004.

In addition, Telefónica Móviles España has launched “client attention” services. The monthly invoices for the corporate customers can be personalized according to their needs. Pre-pay customers can view a detailed breakdown of their calls on the Telefónica Móviles España website, and the balance remaining on their pre-pay cards.

Telefónica Móviles España provides e-business services designed for its large corporate customers including a portal with billing facilities that provides on-line billing customization to customers and distributors through the Hermes system, which provides up-to-date information on news, products and services catalogs, events and promotions. Telefónica Móviles España’s e average monthly customer churn rate was 1.6% for 2004.

Competition

Telefónica Móviles España currently has two competitors in the Spanish market for wireless communications service: Vodafone España, a subsidiary of Vodafone PLC, and Retevisión Móvil S.A., which operates under the trade name Amena.

Morocco

We provide wireless services in Morocco through Medi Telecom, S.A., in which we hold a 32.18% interest and share management responsibilities with Portugal Telecom, which holds a 32.18% interest in Medi Telecom as well. Medi Telecom is also owned by local minority shareholders. Medi Telecom S.A. is the second largest wireless operator in Morocco with over 2.7 million customers at December 31, 2004. Medi Telecom commenced offering wireless services in Morocco in March 2000, eight months after it was awarded a GSM license covering the Moroccan national territory.

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

The following table presents, at the dates and for the periods indicated, total net revenues and other statistical data relating to our investment in Medi Telecom:

	Year ended December 31,
	2002	2003	2004
Total net revenues from operations (euro in millions)(1)	230	274	336
Total wireless customers (in millions at period end)	1.6	2.06	2.73
Pre-paid customers (in millions at period end)	1.5	1.93	2.62
Population in service territory (in millions at period end)	30	30	31

Source: Telefónica Móviles, except population

Population: Pyramid Research

(1)	Medi Telecom has been consolidated pursuant to the equity method for each of the years ended December 31, 2002, 2003 and 2004. We held 30.5%, 32.18% and 32.18 % of Medi Telecom at year end December 31, 2002, 2003 and 2004, respectively.

Market

With a population of approximately 31 million people, Morocco is an attractive wireless market with a high potential for growth. Morocco had 9.13 million wireless customers at December 31, 2004 representing a penetration rate of 29%. Medi Telecom estimates that the Moroccan market grew 25.5% in 2004 when compared to 2003.

Network and Technology

Medi Telecom’s network in Morocco is based upon the GSM standard. In 2002, 2003 and 2004, Medi Telecom invested a total of approximately €252 million in building out and enhancing its digital network in Morocco. At December 31, 2004, Medi Telecom’s digital network in Morocco consisted of 13 switching centers and 1,689 base stations providing coverage to over 96% of the population. Medi Telecom has been offering wireless internet since April 2001.

Sales and Marketing

Medi Telecom’s sales and marketing strategy has been to generate rapid customer growth. At December 31, 2004, approximately 96% of Medi Telecom’s customers used pre-paid plans with the remainder using contract service. Medi Telecom plans to target business customers and the more affluent segments of the consumer market in the short-term. Medi Telecom also intends to expand the range of services offered to its customers.

Customer Care

Medi Telecom believes that an emphasis on its customer service will enable it to distinguish itself from its competitor in Morocco. Medi Telecom maintains customer relations call centers with real time access to its information systems. The call centers in Morocco handled approximately 8.8 million calls in 2004. Medi Telecom’s average monthly churn rate was 2.3% in 2004.

Competition

Medi Telecom currently competes with Maroc Telecom, the former state monopoly provider of all telecommunications services in Morocco.

Latin America

Latin America is an attractive telecommunications market with a population of approximately 512 million people and a combined gross domestic product of approximately $1.9 trillion in 2004. Since the introduction of wireless services in Latin America in the late 1980s, they have experienced significant growth. The average penetration rate in Latin America as a whole was 30.3% at year-end 2004. The wireless services industry is focusing on increasing penetration and expanding the use of voice service, wireless internet services and wireless data transmission services, through the introduction of 2.5G technologies such as GSM/GPRS and CDMA/CDMA 1XRTT.

The Latin American wireless communications market has been shaped by several underlying trends that are likely to cause growth in this market to continue, including the following:

•	Market liberalization. Deregulation of the Latin American telecommunications markets, which has allowed for the entry of new competitors and the granting of new licenses, has resulted in increased competition for substantially all telecommunications services and products. Competition in these markets has increased the availability of advanced wireless services and reduced prices, which has resulted, in turn, in increased demand for these services.

•	“Calling party pays” billing system. Following the European experience, and in contrast to U.S. practice, regulators in most Latin American countries introduced in the late 1990s a mandatory “calling party pays” system, under which the person who initiates a call is billed for that call. In Latin America, this system has resulted in increased wireless usage.

•	Expanding penetration and usage, above fixed-line penetration rate. The number of wireless customers and wireless penetration levels have steadily increased in Latin America in the last years, to the extent that, in most of the countries in the region, the wireless penetration has become higher than the fixed-line penetration, although wireless penetration in Latin America remains low compared with penetration rates in Western Europe. As the cost of wireless services and handsets has declined, these services have become more affordable for a significantly larger percentage of the Latin American population, and both overall minutes of use and revenues have increased. Greater penetration and wireless traffic means that wireless operators can apportion their fixed costs among a greater number of customers, resulting in lower costs per unit which, together with low handset prices, has resulted in a larger percentage of the population being able to afford wireless services, thereby increasing demand and revenues.

•	Introduction of 2.5G technologies. Voice services as well as mobile Internet and data transmission services have increased through the installation of new 2.5 technologies (GSM/GPRS, EDGE and CDMA/CDMA 1XRTT). The progress in introducing GSM/GPRS technology in the region over the last two years has been particularly significant, above all in the principal markets such as Brazil, Mexico, Chile and Argentina, where various operators have started migrating their 1G and 2G networks to the standard GSM/GPRS networks. The increase in CDMA 1XRTT data networks has also been significant, especially in some countries such as Brazil and Peru, making it possible to increase the data revenues of wireless operators.

•	Regional consolidation. In recent years, a number of wireless operators in the region have consolidated in order to exploit economies of scale and synergies that will improve profitability through increased cost-efficiencies. We have participated actively in this process through the establishment of the Brasilcel joint venture and the acquisition of Tele Centro Oeste Participaçoes S.A. in Brazil in 2003, as well as our acquisition of BellSouth’s wireless operators in Latin America in 2004 and January 2005 and the acquisition of Telefónica Móvil de Chile in July 2004. The Mexican cellular group, América Móvil, has also played an important role in this process.

Brazil

We, along with Portugal Telecom, are 50:50 shareholders in Brasilcel, N.V., or Brasilcel, a joint venture which combined our wireless businesses in Brazil with those of Portugal Telecom. This joint venture is the leading wireless operator in Brazil in terms of total number of customers at December 31, 2004. At December 31, 2004, Brasilcel had a total of 26.5 million customers, of which 5.2 million were contract customers. Brasilcel had an estimated average share in its markets of operations of approximately 51% at December 31, 2004. All of the operating companies participating in the joint venture have been operating under the brand name “Vivo” since April 2003. The licensed areas of Brasilcel include 19 states in Brazil and its federal capital, with a population of approximately 131.5 million, and covering 85.5% of Brazil’s gross domestic product.

In June 2004, Brasilcel completed its acquisition of the interests of NTT DoCoMo, Inc. and Itochu Corporation in Sudestecel Participaçoes, S.A., the holding company of Tele Sudeste Celular Participaçoes, S.A. This acquisition brings Brasilcel’s control of Sudestecel to 100%. In October 2004, Brasilcel completed voluntary tender offers for outstanding public holdings of Tele Sudeste Celular Participaçoes, S.A., Tele Leste Celular Participaçoes, S.A. and Celular CRT Participaçoes, S.A., bringing Brasilcel’s holdings in these companies to 90.9%, 50.6% and 67.0%, respectively. Additionally, in October 2004, Telesp Celular Participaçoes, S.A. (TCP), a company controlled by Brasilcel, increased its participation in Tele Centro Oeste Celular Participaçoes, S.A. (TCO) to 50.6% through the acquisition of a 32.8% interest in TCO’s preferred shares. In addition, TCP’s Board of Directors approved an increase in its share capital of approximately R$2.1 billion, which was effected in January 2005. The proceeds raised were used in part to finance TCP’s increased stake in TCO and the remainder has been used to partially repay short-term debt and improve TCP’s capital structure. Through this transaction Brasilcel’s stake in TCP’s share capital increased to 65.7%.

The following table shows the different States where service is provided by Brasilcel’s operators in 2004:

Company	State
Telesp Celular	São Paulo (SP)
Tele Sudeste	Rio de Janeiro (RJ) and Espirito Santo (ES)
Global Telecom	Paraná (PA) and Santa Catarina (SC)
CRT Celular	Rio Grande do Sul (RS)
Tele Centro Oeste	Acre (AC), Goiás (GO), Mato Grosso (MT), Mato Grosso do Sul (MS), Rondônia (RO), Tocantins (TO), Distrito Federal (DF), Amazonas (AM), Pará (PA), Amapá (AP), Roraima (RR) and Maranhão (MA)
Tele Leste	Bahia (BA) and Sergipe (SE)

The following table presents, at the dates and for the periods indicated, net revenues and other statistical data relating to our operations in Brazil:

	Year ended December 31,
	2002	2003	2004
Net revenues from operations (euro in millions)(1)	1,160	1,378	1,522
Population in service territory (in millions at period end)	97	130	131.5
Total customers (in millions at period end)(2)	13.7	20.7	26.5
Pre-paid customers (in millions at period end)(2)	10.1	15.8	21.4

(1)	Net revenues for the fiscal years 2004 and 2003 reflect the proportional consolidation of our 50% interest in Brasilcel, including TCO from May 2003. Net revenues for the fiscal year ended 2002 reflect the total revenues of Tele Sudeste, Celular CRT and Tele Leste Celular. Tele Leste Celular, Tele Sudeste Celular, and Celular CRT were fully consolidated in our combined statement of operations for fiscal year 2002 until their transfer to Brasilcel on December 27, 2002.
(2)	Total customers and pre-paid customers in 2004 and 2003 reflect the customers of Brasilcel. Total customers and pre-paid customers for 2002 reflect the customers of Tele Leste Celular, Tele Sudeste Celular, Telesp Celular and Celular CRT.

Market

Brazil is one of the largest countries in the world, with a surface area of 8.5 squares million kilometers and a population of approximately 179 million people. At December 31, 2004, with 65.6 million wireless subscribers, Brazil ranked first in Latin America in terms of number of wireless customers. At December 31, 2004, Brazil had an estimated market penetration rate of 37% and of 40% in the areas where Vivo operates. The Brazilian market has experienced a 42% increase in the number of wireless customers in 2004 as compared to 2003 and of 42% in the areas where Vivo operates. The States of São Paulo, Paraná, Santa Catarina, Bahia and Sergipe and the region of Centro Oeste represented the greatest increase.

Network and Technology

The licenses granted to the companies integrated in Brasilcel allow operations over the CDMA, CDMA 1XRTT, CDMA EVDO and TDMA systems. Vivo offers both analog and digital services in the band of 800 MHz. CDMA 1XRTT is a broadband transmission system for wireless networks allowing for speeds of up to 144 Kbits/s. In 2004, Vivo launched CDMA EVDO, a technology that increases data capabilities allowing speeds of up 2.4 Mbits/s (40 times faster than fixed connections and almost 10 times faster than broadband access in Brazil). TDMA, or time division multiple access, is a digital mobile phone technology that allows several calls to share a single channel without interfering with one another.

The companies of Vivo that offered services in CDMA networks (Telesp Celular, Tele Sudeste Celular, Global Telecom and Tele Leste Celular) are upgrading their networks by adding CDMA 1XRTT and EVDO, and the companies which offered services based on TDMA networks (Celular CRT and TCO) are selectively overlaying CDMA 1XRTTand EVDO.

In 2004, there has been a significant increase of CDMA 1XRTT coverage in Vivo’s areas of operations. In 2004, the growth trend in the usage of data services was assisted by the increase in SMS and data enabled handsets. Vivo continued to lead the development and innovation of data services in Brazil, exploiting the competitive advantage of its CDMA 1XRTT and launching EVDO networks. With EVDO technology, Vivo can now offer a range of 3G data transmission services in Brazil, such as ‘Vivo Zap3G’ (providing secure connections to the Internet, corporate networks or the Intranet) or ‘Video 3G’ (for downloading streaming videos and television content onto a 3G-enabled mobile telephone).

Of Vivo’s investment in the development of the networks of its companies in Brazil in 2003 and 2004, approximately €278 million and €431 million, respectively, was attributable to Telefónica Móviles as a proportion of the total investment corresponding to its interest in the Brasilcel entities.

Sales and Marketing

The consolidation of the different brands of the Brasilcel joint venture into the “Vivo” brand in 2003, has enabled Vivo companies to develop and operate under a unified commercial strategy.

In the context of a rapidly expanding market, with increased competitive pressure from all operators, Vivo has maintained its leadership position.

Participation in loyalty programs that were established for both contract and prepaid customers in 2003 grew significantly during 2004. Under these programs, contract customers accrue the right to a handset upgrade based on the revenues that the customers generate. Additionally, prepaid clients have access to modern handsets at a competitive price and enjoy special promotions to migrate to a contract.

Vivo is actively managing its distribution channels, which consisted of 7,998 points of sale at the national level in 2004. Additionally, Vivo prepaid customers were provided access to a wide range of “recharge” points . Credit recharges can also be made by electronic transfers through the commercial banking network.

As of December 31, 2004, approximately 20% of Vivo’s customers were contract clients and the remaining 80% were prepaid customers.

Customer Service

The call centers of Vivo attended an average 1,117,266 calls a day during 2004. Vivo has adopted integrated solutions to foster customer loyalty. Brasilcel’s average monthly customer churn rate during 2004 was 1.9%.

Competition

The growth of the Brazilian market has been considerable during the past years while being accompanied by an increase in competition due to the introduction of new competitors in the regions in which Brasilcel operates. Our major competitors are subsidiaries of Telecom Italia Mobile, America Mobil and Brazil Telecom.

Mexico

We hold 92% of Telefónica Móviles México, which is Mexico’s second largest wireless operator, with over 5.6 million customers at December 31, 2004. Telefónica Móviles Mexico owns licenses covering the entire Mexican territory.

The companies making up Telefónica Móviles Mexico were acquired by us in two steps:

1)	Acquisitions of Northern operators. We acquired the four Northern wireless operators (Bajacel, Movitel, Norcel and Cedetel) from Telefónica, S.A. in July 2001. Telefónica, S.A. acquired these operators from Motorola, Inc. in exchange for an aggregate of $1,835.5 million in Telefónica, S.A. shares and $10.5 million in cash, and transferred them to us in exchange for approximately 203 million of our ordinary shares.

2)	Acquisition of Pegaso Telecomunicaciones, S.A. de C.V. and Formation of Telefónica Móviles Mexico. On April 26, 2002, we signed agreements to purchase 65.23% of Pegaso from Sprint, Leap Wireless, Qualcomm and other financial investors. Pegaso owns licenses to operate on a nationwide basis. In connection with this agreement, we also agreed with the Burillo Group, who held a 34.77% interest in Pegaso at the time of our acquisition, to contribute our interests in Pegaso and our other Mexican operators and with Burillo Group’s interest in Pegaso into a new holding company, Telefónica Móviles Mexico.

On September 10, 2002, having obtained authorization from the relevant Mexican authorities, we acquired a 65.23% holding in Pegaso for €92.9 million. In accordance with our agreement with the Burillo Group, on September 10, 2002 we contributed our interest in Pegaso and our other Mexican operators (Bajacel, Movitel, Norcel and Cedetel) to Telefónica Móviles Mexico. On the same date the Burillo Group contributed its wireless interests to Telefónica Móviles Mexico. We hold a 92% interest in Telefónica Móviles Mexico and the Burillo Group owns the remaining 8%. For further information, see “Item 5.A Operating Results—Presentation of Financial Information,” and note 2 to our consolidated and combined financial statements.

The following table presents, at the dates and for the periods indicated, total net revenues and other statistical data relating to the operations of Telefónica Móviles Mexico.

	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004
Total net revenues from operations (euro in millions)(1)	465	540	730
Total customers (in millions at period end)(1)	2.4	3.5	5.6
Pre-paid customers (in millions at period end)(1)	2.1	3.2	5.3
Population in service territory (in millions at period end)	102	103.3	104.7

(1)	Telefónica Móviles Mexico has been fully consolidated in our financial statements for each of the years ended December 31, 2002, 2003 and 2004. Total net revenues and customer information for fiscal year 2002 include Pegaso as from September 1, 2002.

For further information on our acquisition of Pegaso see “Item 5.A Operating Results—Presentation of Financial Information—Events Affecting Comparability of Historical and Future Results of Operations and Financial Condition.”

Market. Mexico is Latin America’s second largest country with a population of approximately 104.7 million. Mexico is an emerging wireless market with approximately 38 million wireless customers at December 31, 2004, representing a penetration of approximately 37%. The wireless market in Mexico grew at a rate of 25% for the year ended December 31, 2004.

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

Network and Technology. Telefónica Móviles Mexico offers both analog and digital networks. Its digital networks are based upon the CDMA and GSM standard. At December 31, 2004, Telefónica Móviles Mexico’s digital network in Mexico consisted of 35 switching center and 4,894 base stations, including both digital (GSM, CDMA 1900 and 850) and analog (AMPS) base stations.

The roll-out of Telefónica Móviles Mexico’s GSM network on a nationwide basis took place during 2003 and continued during 2004, covering approximately 250 of Mexico’s principal cities and a geographic area representing approximately 77% of Mexico’s GDP by the end of the year.

Telefónica Móviles Mexico has invested a total of €970 million during 2002, 2003 and 2004, mostly during 2003 and 2004 on the GSM network.

The suppliers of the GSM network are Nokia and Ericsson.

Sales and Marketing. Telefónica Móviles México’s marketing priority during 2004 was to launch a wide range of new products and services such as VPN and GPRS, to meet its customers’ needs.

Telefónica Móviles México has continued to increase its commercial activity through the use of a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and internet advertising to market its products.

In 2004, Telefónica Móviles Mexico has developed its distribution network by expanding the number of points of sale throughout the country to over 10,400 and training its sales personnel to focus on increased productivity.

At December 31, 2004, approximately 5% of Telefónica Móviles México’s customers were contract customers, while approximately 95% were prepaid customers.

Customer Care. Telefónica Móviles Mexico’s customer relations centers handled 23.4 million calls in 2004. Telefónica Móviles Mexico estimates that its accumulated monthly churn rate was 4.6% in 2004.

Competition. Telefónica Móviles México competes with various operators at a national level. Telefónica Móviles Mexico’s principal competitor is Telcel. Its other significant competitors are Iusacell, Unefon and Nextel.

Peru

We have been providing wireless services in Peru through Telefónica Móviles, S.A.C., or Telefónica Móviles Perú since 2001. Prior to its transfer to us by Telefónica, S.A., Telefónica Móviles, S.A.C. commenced offering wireless services in Peru in 1993 with the launch of analog wireless services. In April 1997, the Telefónica Group launched the first pre-paid wireless service in Peru. In September 1997, the Telefónica Group launched digital wireless service in Peru under the MoviStar brand name, which has since become one of the most widely recognized brands in Peru.

In March 2001, as a preliminary step in the transfer of the Telefónica Group’s wireless operations in Peru to us, Telefónica, S.A. transferred an approximately 16.5% interest in Telefónica del Perú S.A.A. to us in exchange for 65,939,564 of our ordinary shares. In accordance with the resolution of Telefónica del Perú’s shareholders to divide the company along business lines, Telefónica del Perú spun off its wireless operations in June 2001 in the form of shares of Telefónica Móviles, S.A.C., and its data operations. We agreed with other members of the Telefónica Group who were shareholders of Telefónica del Perú to exchange, following such spin-offs, the shares of such data operations that we received in its spin-off, as well as the shares we held in Telefónica del Perú, for the shares in Telefónica Móviles, S.A.C. that they received in its spin-off. As a result of the spin-off and share exchanges, as well as additional subsequent share purchases, we currently hold indirectly a 97.97% interest in Telefónica Móviles, S.A.C. and do not hold any interest in Telefónica del Perú or its former data operations.

With the acquisition of 99.85% of Comunicaciones Móviles del Perú –the remaining 0.15% is still publicly listed– from BellSouth under the global agreement to acquire its operations in Latin America, Telefónica Móviles consolidated its leadership in the Peruvian market, with an estimated market share of approximately 69%. At December 31, 2004 the combined operators’ customer base totaled over 2.8 million (TM Peru: 2.12 million customers; Comunicaciones Móviles del Perú: 0.75 million).

The following table presents, at the dates and for the periods indicated, total net revenues and other statistical data relating to our operations in Peru.

	Year ended December 31,
	2002	2003	2004
Total net revenues from operations (euro in millions)(1)	283	247	267
Total customers (in millions at period end)(2)(3)	1.2	1.5	2.8
Pre-paid customers (in millions at period end)(2)	1.0	1.2	2.3
Population in service territory (in millions at period end)	26	27	28

Source: Telefónica Móviles, except population

Population: Pyramid Research

(1)	Total net revenues from operations for the year ended December 31, 2004 includes the revenues from Comunicaciones Móviles del Perú as from November 1, 2004. This contribution amounted to €19 million.
(2)	Customer data includes the costumers belonging to Comunicaciones Móviles del Perú, which we acquired in October 2004.
(3)	Total costumers in 2004 include 0.06 million fixed wireless customers belonging to Comunicaciones Móviles del Perú.

Market. With a population of approximately 28 million people, Peru is the seventh largest wireless market in Latin America with approximately 4.1 million customers at December 31, 2004, which represents a penetration rate of 15%. The Peruvian market grew at a rate of 38.6% in 2004.

Network and Technology. Telefónica Móviles Peru operates both analog and digital networks. Its digital network is based upon the CDMA/CDMA 1XRTT standard. It has roaming agreements enabling Telefónica Móviles Peru’s contract customers to make and receive calls in over 180 countries, including most of the Americas.

Telefónica Móviles Peru invested approximately €119 million in building out and enhancing its network in 2002, 2003 and 2004. In 2004, the amounts invested have been used to increase the switching capacity of the network, and to roll out the CDMA 1XRTT network.

At December 31, 2004, Telefónica Móviles Peru’s network consisted of the CDMA 1XRTT network and the Motorola Analog-Digital Network. The CDMA 1XRTT network consisted of 4 switching centers and 273 base stations. The Motorola Analog-Digital Network consisted of 6 dual capacity switching centers, 291 analog base stations and 334 digital base stations.

Telefónica Móviles Peru was the first wireless operator in Peru to launch CDMA 1XRTT technology, which offers its clients a better quality in voice transmission and higher speed in data transmission. Moreover, this technology permitted the launch of Movistar Multimedia, the platform of access to a wide range of services like video downloads, single- and multi-user games, MMS, chat, ring tones and location services, among others.

Sales and Marketing. Telefónica Móviles Peru utilizes numerous marketing channels, including television, radio, print media, billboards, telemarketing, direct mail and internet advertising. During 2004, Telefónica Móviles Peru maintained its leading position as a result of an active commercial strategy, and as a result of its customer retention policies.

For purposes of sales and distribution, Telefónica Móviles Peru divides the Peruvian market into the consumer market and business market. Telefónica Móviles Peru uses 444 points of sale in Peru, of which 48 are proprietary points of sale. For the consumer market, an emphasis was placed on an incentive program for pre-paid card activations by developing different activities and highlighting various promotions.

Telefónica Móviles Peru directly targets corporate clients through Movistar Empresas.

Customer Care. Telefónica Móviles Peru maintains a customer relations call center with real time access to its information systems. This call center handled approximately 14 million calls in 2004.

Telefónica Móviles Peru’s average accumulated monthly churn rate was 2.3% for 2004 due to the highly competitive environment in Peru.

Competition. Telefónica Móviles Peru currently has two competitors in the Peruvian market for wireless communications service: Mobile Holdings, which obtained a GSM/PCS license in March 2000 and subsequently launched its services under the TIM brand; and Nextel Peru. In addition, America Mobile recently acquired a license to provide wireless telephony services.

Argentina

In January 2001, as a preliminary step in the transfer to us of the Telefónica Group’s wireless operations in Argentina, Telefónica, S.A. transferred 15.1% of the common stock of Telefónica de Argentina S.A. to us in exchange for 174,863,364 of our ordinary shares. In accordance with the resolution of the shareholders of Telefónica de Argentina S.A. to divide the company along business lines, in November 2001, Telefónica de Argentina S.A. spun off its wireless operations in the form of shares of Telefónica Comunicaciones Personales S.A., and its data operations. We had previously agreed with other members of the Telefónica Group who are shareholders of Telefónica de Argentina S.A. to exchange, following such spin-offs, the shares of such data operations that we received in its spin-off, as well as the shares we held in Telefónica de Argentina S.A., for the shares of Telefónica Comunicaciones Personales that such other shareholders received in its spin-off. As a result of the spin-offs and share exchanges, we hold a 97.93% interest in Telefónica Comunicaciones Personales S.A. and do not hold any interest in Telefónica de Argentina S.A. or the data operations previously owned by it.

Pursuant to our March 5, 2004 stock purchase agreement with BellSouth Corporation to acquire 100% of BellSouth’s interests in its wireless operations in Latin America, we acquired Movicom in Argentina on January 11, 2005.

The following table presents, at the dates and for the periods indicated, total net revenues and other statistical data relating to the operations of Telefónica Comunicaciones Personales.

	2002	2003	2004
Total net revenues from operations (euro in millions)	195	240	360
Total customers (in millions at period end)	1.6	1.8	3.4
Pre-paid customers (in millions at period end)	1.1	1.2	2.1
Population in service territory (in millions at period end)	38	38.2	38.7

Source: Telefónica Móviles, except population

Population: Pyramid Research

Telefónica Comunicaciones Personales provides wireless services in each of Argentina’s three service regions: Greater Buenos Aires; Southern Argentina; and Northern Argentina. In Greater Buenos Aires, the Telefónica Group commenced offering analog wireless services in 1993 under the Miniphone brand name through a company that it owned jointly with Telecom Argentina, an affiliate of France Telecom and Telecom Italia. In 1994, Miniphone launched digital wireless services in Greater Buenos Aires. In 1999, Telefónica Comunicaciones Personales and Telecom Personal divided Miniphone’s assets, including customers, between them and entered into an agreement which allows Telefónica Comunicaciones Personales and Telecom Personal to continue to operate in Greater Buenos Aires separately.

In Southern Argentina, the Telefónica Group launched wireless services through Telefónica Comunicaciones Personales in 1996. The Telefónica Group launched pre-paid wireless services in Greater Buenos Aires in October 1997 and in Southern Argentina in May 1999.

In Northern Argentina, Telefónica Comunicaciones Personales began offering wireless services in May 2000 following receipt of personal communications service, or PCS, licenses covering the three service regions. As a result, Telefónica Comunicaciones Personales is now a nationwide provider of wireless services.

Market. With a population of approximately 38.7 million people, Argentina is the fourth largest wireless market in Latin America with 13.2 million customers at December 31, 2004, which represents a penetration rate of 34.1% as compared to 20.6% at December 31, 2003. Our customer base increased by approximately 84.4% in 2004 from 1.8 million customers at December 31, 2003 to 3.4 million at December 31, 2004, making Telefónica Comunicaciones Personales, S.A. the third largest wireless operator in Argentina according to our estimates, with approximately 26% of the market share.

Network and Technology. Telefónica Comunicaciones Personales operates both analog and digital networks. Its digital network is based upon the TDMA standard and GSM. It has roaming agreements enabling its customers to make and receive calls in more than 170 countries worldwide.

Telefónica Comunicaciones Personales invested a total of approximately €109.4 million in building out and enhancing its digital network in Argentina in 2002, 2003 and 2004. This GSM network has 109 base stations, covering approximately 82% of national GDP and providing roaming service for international travelers.

At December 31, 2004, its network in Argentina consisted of 38 switching centers and 2,099 base stations (including both digital and analog network) covering over 90% of the population. Telefónica Comunicaciones Personales’ network has dual capacity so that the analog network has the same number of switching centers and base stations as the digital network.

Substantially all of Telefónica Comunicaciones Personales’ cellular network equipment is provided by Ericsson and it purchases handsets from Ericsson, Nokia and Motorola.

Sales and Marketing. Telefónica Comunicaciones Personales utilizes all types of marketing channels, including television, radio, billboards, telemarketing, direct mail, sponsorship and internet advertising. Generally, its advertising emphasizes qualities such as convenience and reliability, with specific campaigns based on price or new product offerings.

For purposes of sales and distribution, Telefónica Comunicaciones Personales divides the Argentine wireless market into three geographic regions and into consumer and business customer segments. For the consumer market, it uses exclusive and non-exclusive distributors for a total of 6,343 points of sale. In addition, Telefónica Comunicaciones Personales has 15 proprietary points of sale.

In the business sector, Telefónica Comunicaciones Personales orients its marketing to small businesses through distributors and has a corporate sales force to target large business customers. Telefónica Comunicaciones Personales offers a variety of plans, ranging from volume discounts for small businesses to specifically tailored pricing and services for large business customers. At December 31, 2004, approximately 27% of its customers had a service contract and the remaining 63% used pre-paid calling cards.

Customer Care. Telefónica Comunicaciones Personales maintains 27 walk-in customer relations centers and four call centers with real time access to our information systems. These call centers handled nearly 19.4 million calls in 2004.

Telefónica Comunicaciones Personales’ average accumulated monthly churn rate was 1.3% for 2004.

Competition. Our operators in Argentina currently have three competitors in the Argentine market for wireless communications service, each of which provides services on a nationwide basis: Telecom Personal, which is controlled by Telecom Italia through Telecom Argentina, CTI Móvil (which is controlled by América Móvil) and Nextel, owned by NII Holdings Inc.

Chile

On July 23, 2004, after the acceptance of our binding offer by CTC’s Board (a subsidiary of Telefónica, S.A.), Telefónica Móviles acquired 100% of the shares of Telefónica Móvil de Chile, a Chilean mobile telephone operator, which we have been managing since 2000. The purchase price was €869.9 million.

Telefónica Móvil de Chile had approximately 3.3 million customers at December 31, 2004, which, according to estimates based on information provided by competitors and regulatory authorities, accounted for 34.7% of the overall mobile telephony market in Chile. Since the launch of its GSM services in April 2003, Telefónica Móvil de Chile has attracted approximately 1.5 million GSM customers, approximately 44% of its total customers.

The following table presents, for the period indicated, selected statistical data relating to Telefónica Móvil de Chile.

Year ended December 31, 2004 (1)
Total net revenues from operations (euro in millions)	182.8
Total customers (in millions at period end)	3.3
Pre-paid customers (in millions at period end)	2.8
Population in service territory (in millions at period end)	15.4

Source: Telefónica Móviles, except population

Population: Pyramid Research

(1)	We acquired of 100% of Telefónica Móvil de Chile’s shares on July 23, 2004, an it was fully consolidated in our financial statements as from August 1, 2004. Prior to this date we managed Telefónica Móvil de Chile’s operations but did not consolidate Telefónica Móvil de Chile’s results in our financial statements. The net revenues for 2004 only represent results for the five months from August through December.

Network and Technology

Telefónica Móvil de Chile maintains a fully digital nationwide TDMA mobile network of 25 MHz in the 800 MHz frequency. In addition, in 2002, Telefónica Móvil de Chile acquired through a bidding process two nationwide bands of 10 MHz each in the 1900 MHz mobile frequency (PCS), which it is developing with GSM/GPRS technology. In April 2003, Telefónica Móvil de Chile launched its GSM service, which has the benefit of operating over the only GSM/GPRS network covering the entire length of Chile. In 2004, it continued to make improvements to this network’s quality and coverage.

In 2003, with the launch of this new network, Telefónica Móvil de Chile began to offer new services such as multimedia messaging (Móvil Image), game downloads (Móvil Game) and ring-tone downloads (Móvil Music). Also, in July 2003, a new data transmission service, the GPRS mobile Internet, was launched.

In March 2004, Telefonica Movil de Chile was the first operator in Chile to launch mobile TV services, providing its clients with on line TV local programs and video streaming on their mobile phones. EDGE (“Enhanced Data Rates for Global Evolution”) was relaunched in April, offering clients an “always on” connection with a transfer speed up to 474 kbps.

The new GSM/GPRS mobile network extended roaming services to more than 160 countries.

During the last five months of 2004, we invested approximately €69 million in developing our operations in Chile.

Central America

We provide wireless services in El Salvador and Guatemala through TES Holdings, S.A. and TCG Holding, S.A., respectively. These holding companies hold our interests in Telefónica Móviles El Salvador, S.A. de C.V., and Telefónica Centroamérica Guatemala, S.A. de C.V.

In August 2001, we entered into an agreement with Mesotel de Costa Rica, S.A., a subsidiary of Mesoamérica Telecom, to acquire its direct and indirect interests in Telefónica Móviles El Salvador, Telefónica Centroamérica Guatemala, Telca Gestión, S.A. and Telca Gestión Guatemala, S.A., and other companies in which we had shared holdings in exchange for approximately 21.9 million of our ordinary shares. In January 2002, we amended this agreement and acquired one-third of Mesotel de Costa Rica, S.A.’s interests in these companies in exchange for 7.3 million of our ordinary shares. The remaining two-thirds were transferred by Group Mesotel in July 2002 for the remaining 14.6 million of our ordinary shares. We currently hold through TES Holdings, S.A. and TCG Holdings S.A. a 96.19% indirect interest in Telefónica Móviles El Salvador and a 100% indirect interest in Telefónica Centroamérica Guatemala.

In addition, in October 2004, we acquired 100% of Telefónica Móviles Guatemala y Compañía from BellSouth, pursuant to the March 2004 agreement to acquire its wireless operations in Latin America.

El Salvador

We provide wireless services in El Salvador through Telefónica Móviles El Salvador, the third largest of the four wireless operators in El Salvador, with approximately 372 thousand customers at December 31, 2004, representing 23.7% of the market. We currently indirectly hold a 96.19% interest in Telefónica Móviles El Salvador.

The following table presents, at the dates and for the periods indicated, total net revenues and other statistical data relating to the operations of Telefónica Móviles El Salvador:

	Year ended December 31,
	2002	2003	2004
Total net revenues from operations (euro in millions)(1)	112	96	104
Total customers (at period end)	230,856	247,520	372,000
Pre-paid customers (at period end)	160,266	186,309	294,000
Population in service territory (in millions at period end)	6.5	6.6	6.7

Source: Telefónica Móviles, except population

Population: Pyramid Research

(1)	Includes both fixed-line and wireless operations. Our operations in El Salvador have been fully consolidated for each of the years ended December 31, 2002, 2003, 2004. We held a 90.3%, 90.3% and 91.75% interest in our operations in El Salvador at year end December 31, 2002, 2003 and 2004, respectively.

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

Market. As of December 31, 2004, El Salvador had approximately 1,523 thousand wireless customers and a market penetration rate of 22.5% compared to a fixed-line penetration rate of 9.9%.

Network and Technology. The digital network of Telefónica Móviles El Salvador is based upon the CDMA and GSM standard. During 2002, 2003 and 2004, Telefónica Móviles El Salvador invested a total of approximately € 38 million, mostly in building out and enhancing its networks in El Salvador. At December 31, 2004, the digital network of Telefónica Móviles El Salvador consisted of five switching centers shared by the fixed-line and mobile networks and 252 base stations covering over 50% of the population.

Sales and Marketing. Telefónica Móviles El Salvador utilizes a variety of marketing channels, including television, radio, billboards, telemarketing, direct mail and internet advertising. Telefónica Móviles El Salvador’s products and services are marketed under the MoviStar brand names. Telefónica Móviles El Salvador has an extensive distribution network which includes a combination of third-party and proprietary points of sale. At December 31, 2004, approximately 21% of its customers were contracts customers, while 79% used pre-paid calling cards.

Customer Care. Telefónica Móviles El Salvador’s call center handled over 1.3 million calls in 2004. We estimate that Telefónica Móviles El Salvador’s average monthly churn rate was 2.2% for 2004. For information concerning the methodology used by us in calculating customer churn rates, see “—Our Operations—Customer Churn.”

Competition. Telefónica Móviles El Salvador currently competes in the El Salvador market for wireless communications service with Telemóvil, Personal and Digicel.

Guatemala

We provide wireless services in Guatemala indirectly through our wholly-owned subsidiary Telefónica Centroamérica Guatemala and since our acquisition of Telefónica Móviles Guatemala y Compañía from BellSouth in October 2004, through that operator as well. At December 31, 2004, our total customer base in Guatemala stood at 751 thousand (Telefónica Centroamérica Guatemala: 376 thousand; Telefónica Móviles Guatemala y Compañía: 375 thousand).

The following table presents, at the dates and for the periods indicated, total net revenues and other statistical data relating to the operations of Telefónica Centroamérica Guatemala:

	Year ended December 31,
	2002	2003	2004
Total net revenues from operations (euro in millions) (1)	77	69	93
Total customers (at period end) (2)	97,089	156,868	750,554
Pre-paid customers (at period end) (2)	48,865	113,551	562,051
Population in service territory (in millions at period end)	12.9	12.0	12.7

Source: Telefónica Móviles, except population

Population: Pyramid Research

(1)	Total net revenues from operations for the year ended December 31, 2004 include the revenues from Telefónica Móviles Guatemala y Compañía as from November 1, 2004. This contribution amounted to €14 million.
(2)	Subscriber data for 2004 includes 375,000 of Telefónica Móviles Guatemala y Compañía’s subscribers, a company acquired by Telefónica Móviles from BellSouth in October 2004.

Following the acquisition of 100% of Telefónica Móviles Guatemala y Compañía from BellSouth in October 2004, we had, according to our estimates, 29.1% of the market as of December 31, 2004.

Telefónica Centroamérica Guatemala commenced offering digital wireless services in Guatemala in October 1999 under the MoviStar brand name. Telefónica Centroamérica Guatemala also provides fixed-line public telephone service, data and long distance services and paging services through its subsidiary Tele Escucha, which had 7 thousand customers as of December 31, 2004. Telefónica Centroamérica Guatemala may in the future enter into an agreement with Telefónica S.A. or its affiliates providing for the spin-off or transfer to it of all of the non-wireless assets that Telefónica Centroamérica Guatemala holds in Guatemala.

Market. As of December 31, 2004, Guatemala had a market penetration rate of 20.6%, representing approximately 2.6 million wireless customers at December 31, 2004.

Network and Technology. In Guatemala, Telefónica Centroamérica Guatemala operates a digital network, which is based upon the CDMA standard. In 2002, 2003 and 2004, Telefónica Centroamérica Guatemala invested a total of approximately €34 million, mostly in building out and enhancing its network in Guatemala. At December 31, 2004, Telefónica Centroamérica Guatemala’s digital wireless network consisted of five switching centers and 422 base stations, covering over 81% of the population.

Sales and Marketing. Telefónica Centroamérica Guatemala utilizes all types of marketing channels, including television, radio, billboards, telemarketing, direct mail and internet advertising. Telefónica Centroamérica Guatemala’s products and services are marketed under the MoviStar and Telefónica brand names. Telefónica Centroamérica Guatemala has an extensive distribution network which includes a combination of third-party and proprietary points of sale.

At December 31, 2004, approximately 88% of Telefónica Centroamérica Guatemala’s customers used pre-paid calling cards, while the remaining 12% had contracts.

Customer Care. Telefónica Centroamérica Guatemala’s call center handled over one million calls in 2004. We estimate that Telefónica Centroamérica Guatemala’s average monthly churn rate was 2.8% for 2004. For information concerning the methodology used by us in calculating customer churn rates, see “—Our Operations—Customer Churn.”

Competition. We currently have two competitors in the Guatemala wireless market: Telgua and Comcel.

Puerto Rico

We managed the day-to-day operations of NewComm Wireless, a Puerto Rican wireless operator, until the termination of our management contract in September 2004 and we no longer count its customers in our total managed customer base. In the fourth quarter of 2004, we decided to write-off the value of (i) our convertible notes in NewComm Wireless and (ii) certain accounts payable by Newcomm to Telefónica Móviles (together resulting in total provisions of approximately $80 million) as a result of the continued highly competitive environment in Puerto Rico. We acquired these convertible notes (which are convertible into 49.9% of NewComm Wireless capital stock) from the Telefónica Group for an aggregate amount of $60.9 million in September 2003. We also have a call right to acquire an additional 0.2% of NewComm Wireless stock from Clearcomm (our partners in NewComm Wireless), which would give us control of 50.1% of the capital stock of NewComm Wireless. On April 20, 2005, after reaching a settlement agreement with Clearcomm which provided for the termination of the Management Agreement and the Technology Transfer Agreement (with effect from September 2004) and the postponement of the exercise of our call right for a period of three years, we converted these convertible notes and capitalized the management fees, technological assistance fees and FCC payments that NewComm accrued to us into 49.9% of the capital stock of NewComm Wireless. We currently hold this 49.9% interest through our 100%-owned subsidiary, Telefónica Móviles Puerto Rico Inc.

Also, as part of the settlement agreement with Clearcomm, the Bridge Loan Facility Agreement was extended for another three years (this loan matures on June 30, 2008) and NewComm entered into a Subordinated Loan for the payment to the FCC of the outstanding amount of the licenses held by NewComm in an amount of up to $40 million, which has been guaranteed by Telefónica, S.A. and counterguaranteed by us. For more information on the Bridge Loan Facility Agreement and the Subordinated Loan, see “Item 5—Operating and Financial Review and Prospects—Off-Balance Sheet Commitments”.

Other operations (other Latin American operators acquired from BellSouth)

At December 31, 2004, the customer base of the other six Latin American operators acquired from BellSouth in October 2004 (in Ecuador, Panama, Uruguay, Nicaragua, Colombia and Venezuela) totaled 9.9 million. See “—Business Overview—Overview” for additional customer and revenue information on the newly acquired operators.

Commercial activity during the two months under Telefónica Móviles’ management was marked by Christmas marketing campaigns primarily targeting potential prepaid customers, which resulted in significant growth in the number of new customers in November and December.

These operators contributed €392 million, or approximatey 3%, to our consolidated net revenues in 2004.

Wireless Internet and Data Initiatives

Wireless Internet and Data

We believe that the convergence of data communications and voice communications represents a new and important opportunity to create value in the mobile communications sector in the near future. An important component of our strategy is broadening uses of wireless communications, currently dominated by voice services, to include more widespread use of wireless internet and data services. Telefónica Móviles España’s revenues from data services have increased to €855 million in 2004. This increase is primarily due to the increased use of other data services in addition to traditional SMS usage. Revenues from other data services, excluding traditional SMS, have increased by approximately 5 percentage points in 2004 to 24% of total data revenues.

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

In June 2000, we launched MoviStar e-moción, our wireless internet service provider in Spain. Most of our operating companies (Brazil, Argentina, Peru, El Salvador, Guatemala and Morocco) have launched MoviStar e-moción or similar services under different brands such as “Vivo ao Vivo” in Brazil.

Currently MoviStar e-moción has several content groups in Spain, including mobile banking, media, news, portals, ticketing, m-commerce, travel, entertainment, health and yellow pages, among others. We have signed agreements with more than 250 content providers to provide links through MoviStar e-moción for products and services in Spain.

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

We are focusing on consolidating our position in the corporate segment (where we have a strong position in terms of market share) with a view to marketing and introducing new wireless data services and applications. Although internet access services are still in an early phase of development, it is anticipated that demand in the corporate segment will increase as the download speeds increase, through further development of our UMTS network.

We have been offering GPRS services in Spain since 2001 with the same coverage as our GSM network. On February 13, 2004, Telefónica Móviles España began offering its corporate customers “Oficin@ Movistar UMTS,” the first third generation service offered in Spain by a mobile operator offering high-speed data transmission up to 384 kbits/s. Services offered as part of Oficin@ Movistar UMTS include MoviStar Internet UMTS, MoviStar Intranet UMTS and Correo Móvil (mobile e-mail access). In other markets such as Brazil and Peru, we have already launched high speed data services based on technologies such as CDMA 1XRTT.

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

In addition to video calls (seeing and speaking via mobile phone), customers will also be able to download high quality videos to their telephone screens. Telefónica Móviles has signed exclusive agreements with various content providers to include on “MoviStar e-moción”.

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

On April 25, 2003, TCP acquired 61.10% of the voting capital stock of Tele Centro Oeste Participaçoes, S.A., or TCO from Fixcel S.A.

On May 25, 2003, in compliance with Brazilian legislation, TCP launched a tender offer for the common shares of TCO not owned by it. The acceptance period finished on November 18, 2003. As a result of the shares tendered, we acquired 72.2% of the outstanding available common shares at the price of R$ 16.73 per 1,000 common shares. The total purchase price for the new shares amounted to R$538.8 million. At December 31, 2004 TCP held 86.6% of TCO’s ordinary shares, representing a 28.9% interest in TCO. TCP also announced the intention to launch an exchange offer for the remaining shares of TCO through which TCP would have become TCO’s sole shareholder. This would have been followed by a merger of TCO into TCP. After the launch of the exchange offer, the CVM raised questions as to its compliance with Brazilian law. Although TCP and TCO believed, and believe, that the exchange offer complied with applicable law, TCP and TCO decided to terminate the exchange offer in January 2004.

In October 2004, Brasilcel completed voluntary tender offers for outstanding public holdings of Tele Sudeste Celular Participaçoes, S.A., Tele Leste Celular Participaçoes, S.A. and Celular CRT Participaçoes, S.A., bringing Brasilcel’s holdings in these companies to 90.9%, 50.6% and 67.0%, respectively. Additionally, in October 2004, Telesp Celular Participaçoes, S.A. (TCP), a company controlled by Brasilcel, increased its participation in Tele Centro Oeste Celular Participaçoes, S.A. (TCO) to 50.6% through the acquisition of a 32.8% interest in TCO’s preferred shares. In addition, TCP’s Board of Directors approved an increase in its share capital of approximately R$2.1 billion, which was effected in January 2005. The proceeds raised were used in part to finance TCP’s increased stake in TCO and the remainder has been used to partially repay short-term debt and improve TCP’s capital structure. Through this transaction Brasilcel’s stake in TCP’s share capital increased to 65.7%.

Patents, Licenses and Other Intellectual Property

We own trademarks registered in various jurisdictions which are assets of great value to our Spanish and international activities. We use these trademarks to convey an image of reliability and quality of service and to boost customer loyalty. Some of the most significant trademarks are MoviStar and e-moción. We also hold a non-exclusive license on a group of trademarks and trademark applications, including Telefónica MoviStar e-moción, Telefónica Móviles, Telefónica Móviles España and Telefónica MoviStar, awarded by Telefónica, S.A.

The Group also owns patents throughout the world and various domain names, such as movistar.com, telefonicamoviles.com and e-mocion.com.

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

The General Telecommunications Law (Law 11/1998 of the 24th of April of 1998) superseded the prior Law on Telecommunications of 1987 with respect to the provision of telecommunications services and the installation and exploitation of telecommunication networks. Subsequently, a new General Telecommunications Law was enacted (Law 32/2003 of November 3, 2003) that superseded the General Telecommunications Law of 1998. This new Law implements the new European regulatory framework for Electronic Communications into Spanish law.

Spanish Regulatory Authorities

The following governmental regulatory authorities oversee the Spanish telecommunications industry:

•	the Commission for the Telecommunications Market (CMT);

•	the Government Commission for Economic Affairs;

•	the Ministry of Industry, Tourism and Commerce, or MITC (formerly the Ministry of Science and Technology), and the Telecommunications and Information Society State Secretary, or SETSI, which reports to the MITC;

•	the Ministry of Economy; and

•	The Radiocommunications Agency.

Licenses and Concessions

Under the new General Telecommunications Law, anyone interested in exploiting a telecommunications network or providing an electronic communications service must notify the CMT prior to engaging in the activity. In turn, the CMT will register the telecommunications operator in the Operator Registry.

Under the new regulatory framework, all licenses and authorizations for the exploitation of telecommunications networks or for the provision of electronic communications services were extinguished once the new General Telecommunications Law came into force. However, in accordance with the first Transitory Disposition of the new General Telecommunications Law, the rights and obligations applicable to the individual licenses and general authorizations held by Telefónica Móviles España (TME) will remain valid. Consequently, TME must comply with the obligations established before new General Telecommunications Law (Law 32/2003) came into force.

The acquisition of radio-electric spectrum rights, the right to occupy public and private property and numbering are governed by specific regulation subject to the principles established by the new General Telecommunications Law. Telefónica Móviles España holds the following authorizations for the use of spectrum on terms and conditions governed by the licenses previously granted.

Spectrum rights	Duration	Ending Date	Extension Period
GSM 900 (2x12)	15 years	February 3, 2010	5 years
GSM 900 (2x4)	15 years	June 6, 2020	5 years
DCS-1800 (1)	25 years	July 24, 2023	5 years
UMTS	20 years	April 18, 2020	10 years
Paging	20 years	April 24, 2020	10 years

(1)	On November 29, 2002, the MITC completed the allocation of the DCS-1800 band. We received 2 x 24.8 MHz of spectrum.

Telefónica Móviles España used to hold licenses to provide analog mobile services and trunking services provided by TETRA technology. On December 19, 2003, SETSI issued a Resolution determining the conditions for extinguishing the provision of analog mobile services in the 900 MHz band (MoviLine) and established December 31, 2003 as the deadline for the cessation of such services. TME stopped providing analog mobile services on that date. Further, in January 2004, the Spanish Government accepted our request for the revocation of our TETRA license.

On June, 2005 Telefónica Móviles España won the first frequency block awarded by the Ministry for Industry, Tourism and Commerce in a tender to grant three concessions for the exclusive use of the public radio-electric spectrum for the provision of GSM mobile telephony services in the 900 MHz band. The first block grants Telefónica Móviles España the immediate and contiguous availability of an additional 2x4 MHz of spectrum (20 radio-electric channels), which will bring its spectrum to 2x16 Mhz in the GSM 900 band.

Telefónica Móviles España’s licenses entitle it to a atotal of 48 MHz of spectrum in the 900 MHz band (2x16 Mhz for GSM services and 2x8 MHz for TRAC services) and 2x24.8 MHz of spectrum in the DCS 1800 MHz band. Under the terms of its UMTS license, Telefónica Móviles España is authorized to operate using two paired, or two-way, 15 MHz channels plus one unpaired, or one-way, 5 MHz channel.

Our significant market power requires us to disclose our rates and product information to the Spanish regulatory authorities and the public and to keep separate accounts for each of our activities and services. Additional obligations under our licenses include the following:

•	to pay the CMT an annual fee of up to 0.2% (currently, 0.15%) of income before tax from the provision of services;

•	to pay the Spanish Treasury the following annual fees for use of spectrum:

Technology	Year 2003 (€/MHz)	Year 2004 (€/MHz)		Year 2005 (€/MHz)
TACS/TRAC 1	631,908.18	296,685.89	(1)	151,298.87
GSM	631,908.18	663,437.84		696,500.25
DCS-1800	505,643.32	530,750.31		557,219.71
UMTS	631,871.69	663,437.90		696,463.82

(1)	After the cessation of our analog service (MoviLine) on December 31st. 2003, these frequencies are exploited by Telefónica de España (Telefónica’s fixed-line operating company in Spain) for providing the rural telephone cellular access system (TRAC), according to a specific agreement between both companies. Telefónica Móviles España must pay the annual fee for use of this spectrum.

•	to contribute, if requested by the CMT, to the financing of “universal” telephone service, including for handicapped persons and in geographically remote areas;

•	to refrain from engaging in anti-competitive conduct;

•	to share infrastructure with other operators when there is a public or environmental interest involved;

•	to facilitate interconnection with the networks of other operators;

•	to offer effective access to our network and guarantee, when necessary, interoperability of services; and

•	to fulfill our commitments concerning, among other matters, network build-out and coverage, timely introduction of service, quality standards and new employment undertakings as set forth in our license applications.

In the case of our UMTS license, we paid the Spanish Treasury a one-time fee of €131 million upon the issuance of that license in 2001. The Spanish government adopted legislation imposing additional fees totaling approximately €233.3 million for the year 2001 for use of spectrum both for new UMTS licenses as well as existing analog and digital concessions and other uses. In 2001, the Spanish government adopted new legislation reducing such fees by 75% for the year 2002 and setting a framework for the determination of the amount of such fees for the next five years.

We were also required to provide bank guarantees totaling €1,100 million to secure commitments assumed in our UMTS license application. During 2003, Telefónica Móviles España commenced administrative proceedings to change the system of guarantees. This process was concluded through a statement issued by SETSI on July 28, 2003, which released the guarantees securing TME’s commitments assumed under the UMTS license, after Telefónica Móviles España, S.A. had arranged, in the same month, a guarantee of €167.5 million with the Government Depositary to secure compliance with the UMTS service commitments the first year from the date of commercial launch of the UMTS, in accordance with a new system of guarantees. On June 23, 2004, the Ministry of Industry, Tourism and Commerce, following a request by Telefónica Móviles España, issued an order modifying the commitments assumed by TME with regard to the exploitation of the UMTS service. Due to this modification, the amount of TME’s guarantee securing the fulfillment of its commitments under the UMTS license the first year of service were reduced to €157.5 million and remained at that amount as of December 31, 2004.

TME paid €160 million for the concession of a B2 (DCS 1800) license. TME also paid €13 million to cover the costs related to the spectrum clearing required for the implementation and development of the system.

In June 2002, we fulfilled the Spanish government’s requirements regarding initial roll-out of our UMTS network and launched commercial services in November 2004.

Our licenses may be amended or revoked. Our licenses may be amended only for “objective” cause, including a change in law, or for the “public interest.” We would not be entitled to any compensation in the event of an amendment to a license. Amendments to applicable laws may also result in changes to the obligations of a license holder. Our licenses may be revoked if we fail to comply with any of the specified obligations or commitments in these licenses. In addition, any infringements defined in the General Telecommunications Law may result in the imposition of sanctions, including fines.

Our individual licenses may be assigned or transferred subject to compliance with certain requirements.

Our previous fixed-line license and our analog trunking and paging licenses impose additional obligations on us which we do not consider significant and we do not describe in this report.

We have also obtained general authorizations to provide data transmission services to the public in order to provide internet access and other related services through our network. We also obtained general authorizations to construct and operate private telephone networks for closed-user groups. These authorizations impose obligations and have other terms that are broadly similar to, but generally less stringent than, those imposed by our mobile service licenses.

Our two digital licenses (GSM 900 and DCS 1800) also impose upon us, among other things, the following additional obligations:

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

On May 13, 2003, the European Court of Justice (“ECJ”) ruled (in case C-463/00, European Communities Commission vs. The Kingdom of Spain), that the preliminary authorization rules (golden share) set forth in Law 5/1995, enacted on March 23, 1995 governing the necessary legal requirements regime for the transfer of the Spanish government holdings in certain public companies requiring prior governmental approval with respect to a limited number of fundamental corporate and control transactions affecting us, were no longer valid. In order to adapt Law 5/1995 to the ECJ’s May 13, 2003 ruling, Law 5/1995 was modified by virtue of the twenty-fifth additional provision of Law 62/2003, dated December 31, 2003, governing certain tax, administrative and social matters. This regulation establishes a new post-closing notification model, which, for the purposes of the Telefónica Group, is applicable until February 2007.

The post-closing notification requirements described in Law 5/1995 apply to us, Telefónica Móviles España,. S.A.U, as well as to other Group Telefónica companies, and must be observed in the following transactions with regard to Telefónica Móviles Group:

•	Transfer or encumbrance of strategic assets located in Spain by Telefónica Móviles España (transactions affecting these assets carried out between Telefónica Group companies are exempt and need only be reported through a written communication to the competent regulatory body);

•	Any transaction that would decrease Telefónica, S.A.’s interest in us or our interest in our Spanish operating company to less than 50% or would otherwise result in a change of control;

•	Substitution of Telefónica Móviles España’s business purpose;

•	Direct or indirect acquisition of Telefónica Móviles, S.A.’s shares representing 10% or more of each company’s share capital (financial transactions, which do not result in a change of control or in a change of management, are exempt from the requirements of Law 5/1995); or

•	A voluntary winding-up, spin-off or merger (most of these transactions must only be reported through a simple written communication, except where these transactions relate strategic assets specified in Law 5/1995, which will require the post-closing notification. Transactions between members of the Telefonica Group affecting strategic assets are exempt from the post-closing notification).

Furthermore, in an effort to discourage significant cross-holdings in the telecommunications sector, persons or entities holding, directly or indirectly, 3% or more of the total share capital or voting rights of more than one of the top five wireless operators in Spain are not allowed to exercise their voting rights in excess of 3% unless they have previously obtained authorization from the CMT. Similarly, managing more than one of the top five wireless operators is not permitted without prior authorization.

Rates

Wireless operators are generally free to fix customer rates for the provision of services under the General Telecommunications Law. In accordance with the General Telecommunications Law, the Government Commission for Economic Affairs may prescribe temporary fixed, maximum and minimum rates, or criteria for establishing rates, based on actual costs of the services rendered and the degree of competition in the market. The Government Commission has not regulated rates of digital wireless services to date. The Ministry of Science and Technology was reviewing methods of promoting increased competition in the Spanish telecommunications market. The Ministry of Industry, Tourism and Commerce (which replaced the Ministry of Science and Technology in April 2004) may continue such review or make recommendations affecting the pricing of wireless services in Spain or other aspects of our business.

Interconnection

Spanish law requires public telecommunications networks to provide interconnection to other public telecommunications networks established in Spain, the terms of which must be specified in an interconnection agreement between the parties. Interconnection agreements are subject to Spanish government regulations, such as the Spanish Interconnection Decree of 1998, and to supervision and arbitration by the CMT. In March 2002, the European Union passed Directive 2002/19/EC (the Access and Interconnection Directive), which was implanted into Spanish legislation on December 10, 2004 (Decree 2296/2004).

The terms of Telefónica de España, S.A.’s interconnections with other operators are regulated by the CMT through a “reference interconnection offer,” which contains price terms for interconnections with other operators, including our Spanish operating company. The relevant regulatory authority approved the initial reference interconnection offer in July 1999 and subsequent amendments, in each case at levels lower than those sought by Telefónica, S.A.’s fixed line operator. Consequently, Telefónica, S.A.’s fixed line operator has appealed the reference interconnection offer both as initially adopted and as amended, except for its most recent amendment. If these appeals are successful, the interconnection rates currently paid by our Spanish operating company and other operators to Telefónica, S.A.’s fixed line operator would increase and we might be liable for the difference between the interconnection fees paid in 1999, 2000 and 2001 and the interconnection fees sought by Telefónica, S.A.’s fixed line operator. Pending a decision regarding these appeals, the interconnection rates approved by the relevant regulatory authorities continue to apply.

Because we have been classified by the CMT as an operator with “significant market power” in the wireless communications and interconnection markets (a classification that is generally defined as the attainment of a market share of more than 25% measured by income tax generated by networks and services in the previous year), we are required, among other obligations, to facilitate cost-oriented interconnection rates on a non-discriminatory and transparent basis and report to the Ministry of Economy and the Ministry of Industries, Tourism and Commerce regarding our compliance.

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

On March 20, 2002, the Government published an order regulating mobile virtual network operators, or MVNOs. Companies wanting to operate as a MVNO need a special license, which would provide them:

•	interconnection rights;

•	independent telephone numbers under the National Cellular Numbering Plan; and

•	an independent network code.

The order advocates that the benefit of these services should be based on the rule of “Permission, not Obligation,” with the safeguard that the agreements between the MVNOs and other operators will have to respect the principle of non-discrimination.

A MVNO must inform the CMT of their contracts with other operators before offering services over their networks. A MVNO does not have any coverage obligation nor the right to occupy public and private property or share infrastructure with other operators. The CMT has granted two MVNO licenses starting in 2002.

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

New Regulation of the Telecommunications Industry

On January 1, 2001, the Council of Ministers and the European Parliament approved legislation proposed by the European Commission aimed at consolidating the regulation of all communications networks and services. This legislation includes, among other provisions, harmonization directives relating to authorization, access, interconnection, universal service, user rights and data protection and a framework to ensure well-coordinated distribution of the radio spectrum. It also includes new regulations relating to access and interconnection that will result in increased regulation of our company’s activity. In addition, the Commission has issued new competition guidelines that will apply when charges of abuse of dominant market position are brought in antitrust cases. The concept of “significant market power” has been amended as outlined in “—Significant Market Power.” These laws must have been implemented in the national laws of each European Union member state by July 25, 2003. Spain finalized its implementation on October 16, 2003, with the approval by the Congress of the new General Telecommunications Law described above.

Legal Framework of European Operations

We hold UMTS licenses in some other European countries. We have focused on achieving greater flexibility in respect of the obligations imposed by these licenses and in the management of spectrum rights.

We hold the following licenses in Europe:

Telefónica Móviles’ licenses in Germany (Quam)

Group 3G, in which our company holds a 57.2% interest, was awarded, through Group 3G UMTS GmbH, one out of six telecommunications licenses granting the necessary frequency blocks for the operation of transmission lines for the provision of UMTS services in the territory of the Federal Republic of Germany. This license expires on December 31, 2021. The license allocation rules neither explicitly permit nor exclude an extension period upon expiration.

Under the UMTS license, Group 3G was allocated frequency packages of two paired, or two-way, 5 MHz channels and one unpaired, or one-way, 5 MHz channel. Group 3G can use these frequencies within the license territory, unless there is a need to coordinate with other users of the same or bordering frequencies. This license required that we provide UMTS services to 25% of the population in Germany by December 31, 2003 and 50% of the population by December 31, 2005. If these obligations are not met, the license may be suspended, changed or revoked by German authorities

In December 2004, the German regulator, RegTP, issued an order revoking Quam’s UMTS license. In February 2005, Quam, Telefónica Móviles’ German operating company, appealed this decision and the appeal is still pending. The government has agreed to suspend the revocation of the license until the litigation process ends.

Group 3G was also awarded a class 3 license, which allows it to deploy proprietary telecommunications infrastructure.

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

Under this license, IPSE 2000 has been allocated frequency packages of two paired, or two-way, 15 MHz channels. In addition, license awardees which were not operating formerly in Italy received 5 MHz of additional spectrum which has been returned by IPSE 2000. This license has certain minimum coverage requirements with respect to regional and provincial capitals which require performance by 2004 and 2007, respectively. If these obligations are not met, the license may be suspended, changed or revoked by the Italian authorities. This license expires on December 31, 2022 and may be extended, subject to the submission of a request six months prior to expiration, for additional twenty-year periods. As of December 31, 2004, installments amounting to €16,010 thousand were paid for the UMTS license. Simultaneously with the payment of the license, and in order to avoid execution by the Italian Government on the UMTS guarantee issued to the Italian government (see “Item 5.E. Off-Balance Sheet Arrangements—Ipse 2000 (Italy)—UMTS Guarantee”), Ipse paid an additional €104,324 thousand as pending installments for the additional 5 MHz of spectrum which was awarded to Ipse 2000, S.p.A. by the Italian Government for a total amount of €826,331 thousand and returned to the Italian Government, although this return is still being disputed between Ipse 2000, S.p.A. and the Italian Government

Telefónica Móviles’ licenses in Switzerland (3G Mobile)

We have been awarded a UMTS license in Switzerland. Under this license, we will be allocated frequency packages of two paired, or two-way, 15 MHz channels and one unpaired, or one-way, 5 MHz channel within the designated frequency spectrum. By December 31, 2004, all UMTS operators in Switzerland had to cover 50% of the population of Switzerland. This license expires on December 31, 2016, and may be extended following the submission of a request to the Federal Communications Commission prior to December 31, 2014 for additional fifteen-year periods.

On September 1, 2004 the regulator BAKOM opened supervisory proceedings under Article 58 of the Telecommunications Law (FMG) to verify our compliance with coverage requirements. We have requested a modification of our UMTS license conditions. On January 21, 2005, the Swiss regulator announced that it would analyze 3GMobile’s request to modify the conditions of its UMTS license and the Supervisory Proceedings simultaneously. The regulator’s decision is still pending.

Brazil

The delivery of telecommunications services in Brazil is subject to regulation under the regulatory framework provided in the General Telecommunications Law enacted in July 1997. This law established an independent regulatory agency called the National Agency for Telecommunications, or ANATEL. Telecommunications services are also regulated by decrees issued by the President of Brazil and orders issued by the Ministry of Communication that are being replaced by new regulations issued by the National Agency for Telecommunications. Under this regulatory framework, telecommunications service providers may operate under concessions or authorizations that authorize them to provide specified services and which set forth certain obligations. Brazil is divided into ten geographical regions for the purposes of wireless communications operations. Companies seeking to offer wireless communications services in any one of those regions are required to apply for a license.

Brazilian Regulatory Authorities

The National Agency for Telecommunications, ANATEL, is the principal regulatory authority for the Brazilian telecommunications sector pursuant to the Telecommunications Law and Decree No. 2338 dated October 7, 1997. ANATEL is an independent regulatory agency, but is required to inform the Ministry of Communications of its regulatory activities on an ongoing basis.

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

Licenses and Concessions

On December 4, 2002, ANATEL authorized the contribution to Brasilcel, of the wireless assets in Brazil of both Portugal Telecom and Telefónica Móviles and allowed the migration of Brasilcel’s operators to a new licensing regime, Personal Mobile Service, or the SMP regime. Accordingly, Brasilcel’s operators replaced all their old licensing titles with new SMP authorization titles. The old licensing titles were concessions granted under the Cellular Mobile Service, or the SMC regime. The new SMP authorizations include the right to provide cellular services for an unlimited period of time but require that spectrum be used only according to the schedules listed in the old licensing titles (Celular CRT until 2007, Telerj Celular until 2005, Telest Celular until 2008. Telebahia Celular and Telergipe Celular until 2008 and Telesp Celular until 2008 or 2009 (for cities of Ribeirao Preto and Guatapará) and Global Telecom until 2013, Tele Cento Oeste Celular Participações until 2006 (in the area corresponding to the Brazil’s Federal District), Teleacre Celular, Teleron Celular, Telemat Celular and Telems Celular until 2009, Telegoiás Celular until 2008 and Norte Brasil Telecom until 2013). Spectrum rights may be renewed only once for a 15 year period.

The wireless companies who operate pursuant to authorizations are subject to general obligations set forth by the National Agency for Telecommunications and to obligations pursuant to each authorization agreement concerning quality of service and network expansion and modernization.

Mobile Personal Service (SMP) Regulation

In November 2000, The National Agency for Telecommunications published regulations for the issuance of new SMP licenses to provide wireless communications services using the 1800 MHz frequency band. New operators under SMP licenses will compete with existing SMC cellular operators in each region. ANATEL held auctions for SMP licenses during the first quarter of 2001 and 2002 in which some SMP licenses were awarded.

Band A and Band B cellular service providers have the option of exchanging their existing SMC concessions for SMP authorizations and all SMC operators exchanged their old licensing titles for new SMP authorization titles.

The main objectives of the new SMP regime were to facilitate both the consolidation of wireless operators and the convergence of regulation.

SMP regulation has substituted the older SMC regime. Wireless operators had to comply with the new SMP regulations after replacing their concession. The following regulations were implemented during 2003:

•	Adjustment of customer service plans, resulting in the elimination of long distance tariffs;

•	Implementation of the Operator Selection Code, allowing end users to select their preferred long distance operator for national calls (both inter and intrastate), even when they are roaming; and

•	Use of prepaid cards for long distance calls through long distance operators.

In 2004, reverse billing services for pre-paid customers were implemented both for local (from March 31) and long distance (from June 30) calls.

Furthermore, SMP will allow for a “Bill and Keep” interconnection scheme (a scheme where no payments are exchanged between operators) between SMP operators in the same register area from June 30, 2005 onwards. Until that date, “Bill and Keep” schemes will be allowed only if traffic in one direction is not greater than 55% of the total traffic.

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

Rates

The rates that wireless service providers may charge their customers are also regulated by the SMP regime. The SMP regime allows operators to freely negotiate their interconnection rates with other operators . If they fail to reach an agreement, each operator may call upon ANATEL to determine the terms and conditions of interconnection.

In addition, under the SMP rules, the retail rates charged to customers for fixed to mobile calls cannot be less than the sum of the interconnection fees charged on the fixed and mobile terminations.

Other Provisions

Currently, there is no number portability requirement for wireless service providers in Brazil. However, we expect that this requirement may be included in future telecommunications regulations.

There are no limitations on the distribution of dividends in Brazil. However, dividends to be distributed outside of Brazil must be made through an exchange agreement entered into between the company distributing the dividends and a Brazilian bank authorized to operate in the exchange market, which will make the dividend payment to the entity abroad.

Peru

The provision of telecommunications services in Peru, including wireless services, is governed by the Telecommunications Law, which was enacted in 1993, and related regulations. Pursuant to this law, providers of wireless services seeking to operate in Peru must obtain a non-exclusive license from the Ministry of Transport and Communications. Licenses are granted by means of a license agreement entered into between the Ministry and the licensee and set forth the licensee’s rights and obligations, including the regions where the licensee is authorized to operate. Licenses are granted either by application or through a bidding process.

Peruvian Regulatory Authorities

The following regulatory authorities oversee the telecommunications industry in Peru:

•	The Ministry of Transport and Communications, or MTC, is responsible for, among other things, formulating, supervising and carrying out telecommunications policies and regulations; and

•	The Organization for Supervision of Private Investment in Telecommunications, or OSPITEL, is responsible for promoting private investment in the telecommunications sector, ensuring the development of a free and fair telecommunications market, guaranteeing the quality and efficiency of service provided to customers and regulating rates.

Licenses and Concessions

In 1991, Telefónica del Perú’s government-owned predecessor, Compañía Peruana de Teléfonos S.A., was granted a license for the provision of wireless services in Lima and Callao. Entel Perú S.A. was granted a concession in 1992 for the provision of wireless service nationwide. In 1995, Entel Perú was merged into Compañía Peruana de Teléfonos and the surviving entity changed its name to Telefónica del Perú. In 1999, Telefónica del Perú, S.A. transferred to Telefónica Móviles del Perú, S.A.C. the concession it held to provide wireless and paging services. Each concession is valid for a term of twenty years. The wireless concession expires on May 24, 2011, and the paging concession expires on February 1, 2012. Each concession may be renewed for additional twenty-year periods by filing an application at least two years prior to the expiration date. The renewal process is based on the fulfillment by Telefónica Móviles del Perú of certain terms and conditions.

Telefónica Móviles del Perú has the following concessions:

•	Wireless service. Sub Band A of the 800 MHz band for a twenty year period that may be renewed for successive twenty year periods at the request of the holder. The concessions were granted in May 1991 for Lima and Callao and in February 1992 for other provinces.

•	Paging service. Frequency in the 450 MHz band.

•	International and domestic long distance carrier services, granted in February 2002 for a twenty year period.

Telefónica Móviles del Perú’s licenses entitle it to a total of 25MHz of spectrum on the 800 MHz band.

Following the acquisition by Telefónica Móviles in October 2004 of Comunicaciones Móviles del Perú (formerly Bellsouth Peru), from BellSouth, Telefónica Móviles del Perú requested MTC authorization for the transfer of Telefonica Móviles’ concessions in favor of Comunicaciones Móviles del Perú on January 5, 2005. The Ministry of Transport and Communications has not ruled out this request. Until authorization of transfer is granted, the proposed merger between Telefónica Móviles S.A.C. and Comunicaciones Móviles S.A. will not take place.

Comunicaciones Móviles del Peru has the following concessions:

•	Wireless service. Sub Band B of the 800 MHz band for a twenty year period that may be renewed for successive twenty year periods at the request of the holder. The concession was granted on July 1, 1991 for Lima and Callao and on June 1,1998 for other provinces. The concession for wireless services of Lima and Callao includes mobile and public telephony.

•	Long distance international, domestic and local carrier services. The concessions for local carrier services expire between 2016 and 2022. The concessions for domestic and international carrier services expire on February 5, 2019.

•	Local fixed telephony services for Lima and Callao. This concession was granted on August 11, 1999 for a 20 year period.

These concessions may be renewed for successive twenty year periods at the request of the holder.

Under the concessions to provide wireless services, mobile operators are obligated to meet certain quality service requirements with respect to call failure, radio-electric coverage and quality of communications. These requirements are established on a yearly basis and are gradually increased in order to improve the quality of the service provided. Telefónica Móviles del Perú S.A.C. and Comunicaciones Móviles del Perú, are also obligated to inform their customers, before entering into a contract, of all terms and conditions of the services to be provided as well as all available plans. The licensees must provide free information to subscribers regarding their consumption charges and the balance of their accounts.

Under the current concession and telecommunications regulations, wireless service providers pay the following taxes:

•	Commercial operation rate. An annual rate equal to 0.5% of gross revenues from wireless services. Revenues derived from settlements of international traffic are included for the purpose of calculating this tariff;

•	Tax for use of spectrum. This annual tax is paid by base station concession-holders and is calculated as a percentage of Peruvian tax units (UIT). A wireless licensee pays 0.4% of UIT by subscriber in the provinces of Lima and Callao and 0.3% of UIT by subscriber, in the rest of provinces, depending on the quantity of mobile activated terminals declared on December 31 of the previous year;

•	Special contribution to Telecommunications Investment Fund. Telefónica Móviles S.A.C. and Comunicaciones Móviles del Perú are subject to this special annual contribution that equals 1% of the licensee’s annual gross revenues, after deducting the general sales tax and other similar taxes; and

•	Supervision Fee. A monthly supervision fee is paid to the Organization for Supervision of Private Investment in Telecommunications of 0.5% of licensee’s gross revenues from services, after deducting the general sales tax and other similar taxes.

Rates

Rates charged by wireless providers to their customers have been subject to a free tariff regime supervised by the Organization for Supervision of Private Investment in Telecommunications. Operators freely establish their rates for telephone calls by fixed-line users to wireless users, and vice versa. Currently, the two tariffs in force are “the wireless user pays” and “the calling party pays.”

The regulator has proposed a reduction of fixed to mobile tariffs over the course of 18 months, which started in June 2004 as per the following chart. The regulatory authority has indicated that it will not regulate such retail tariffs if the reduction takes place. The final ceiling from December 2005 will be 0.49 cents per second.

Schedule for fixed to mobile tariff reduction

Total reduction = (June 2004 tariff) – (Final maximum tariff) = R

Period	Final maximum tariff (inclusive of taxes) ($/second)	% of reduction
July 2004 – December 2004	0.0067	10% of R
January 2005 – June 2005	0.0061	30% of R
July 2005 – December 2005	0.0049	60% of R

Interconnection

Wireless service providers are required, upon request, to interconnect with other concession-holders. According to the principles of neutrality and non-discrimination contemplated in the Telecommunications Law, the conditions agreed upon in any interconnection agreement will apply to third parties in the event that those conditions are more beneficial than terms and conditions agreed upon separately.

Interconnection rates can be negotiated among wireless operators in Peru. Nevertheless, a maximum rate is fixed by OSPITEL for termination rates of long distance and public telephony local calls. This rate has been calculated by OSIPTEL based on an international benchmark analysis.

Foreign Ownership/Restrictions on the Transfer of Ownership

Currently, in Peru, there are no special restrictions relating to foreign investment in wireless service providers.

Our concessions are subject to the following terms and conditions relating to transfer of ownership:

•	the concession cannot be assigned without the prior consent of the Ministry of Transport and Communications; and

•	in case of transfer of shares representing more than 10% of the capital stock of the concessionaire, the parties shall have to inform such transfer to the Ministry of Transport and Communications.

Argentina

During 2003, under the supervision of the Telecommunications National Congress, different interested parties (companies, labor unions, consumer rights advocates, etc.) discussed a new telecommunications bill. Currently, a Redaction Commission is working on a final bill to be delivered to the Parliament.

Argentine Regulatory Authorities

The following regulatory authorities oversee the Argentine telecommunications industry:

•	The National Communications Commission supervises compliance with licenses and regulations, and approves changes to mandatory goal and service requirements; and

•	The Secretariat of Communications (SECOM) grants new licenses, regulates the bidding and selection processes for radio-spectrum authorizations, and approves the related bidding terms and conditions.

Licenses and Concessions

Telefónica Comunicaciones Personales S.A.’s licenses for the provision of wireless services include the following:

•	PCS licenses and corresponding authorizations for use of spectrum for each of Northern Argentina, Southern Argentina and Greater Buenos Aires;

•	Licenses and corresponding authorizations for use of spectrum for wireless telephone services for Greater Buenos Aires and Southern Argentina, respectively; and

•	Licenses for trunking, or closed user group, services for different cities.

In January 2005, we acquired a 100% interest in Compañía de Radiocomunicaciones Móviles, S.A.. (CRM) from BellSouth. The acquisition was approved by both the SECOM and the CNDC (National Commission for Defense of Competition) (resolutions SC 268/04 on November 16, 2004 and SCT 196/04 on December 22, 2004, respectively) subject to the return of the bandwidth that exceeds the “spectrum cap”. The spectrum cap prohibits any wireless service provider from holding bandwidth of more than 50 MHz in any one service region.

CRM’s licenses for the provision of telecommunications services include the following:

•	PCS licenses and corresponding authorizations for use of spectrum for each of Northern Argentina, Southern Argentina and Greater Buenos Aires;

•	Licenses and corresponding authorizations for use of spectrum for wireless telephone services for Greater Buenos Aires; and

•	Licenses for trunking, or closed user group, services for the Buenos Aires area.

•	Fixed telephony nationwide.

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

Interconnection

Interconnection agreements are generally freely negotiated between operators. If they fail to reach an agreement, each operator may call upon the SECOM to determine the terms and conditions of interconnection between the relevant operators. Operators with “significant market power” (defined as operators with more than 25% of total gross revenues generated by wireless operations) and “market-dominant operators” (operators with more than 75% of total gross revenues) in each service and regional license area must provide cost-oriented interconnection prices. Market-dominant operators must provide interconnections with other operators through a “reference interconnection offer” (a reference contract revised annually and approved by SECOM).

A “calling party pays” billing system is being gradually implemented, which will increase our interconnection revenues.

Other Provisions

Under Argentine law, wireless telephone service providers have the right to enter calls into the networks of other telephone service providers at any point, and are allowed to interconnect directly with the other wireless telephone service operators. The SECOM regulates the rates charged for interconnection between fixed-line and wireless systems and also between wireless systems. Nevertheless, Argentine law provides that interconnection agreements are to be freely negotiated between the relevant service providers, on a non-discriminatory basis, in order to ensure that interconnection for public telecommunications networks and services is not hindered, delayed or prevented.

On February 4, 2003, the government passed Resolution 75/2003. In accordance with that Resolution, fixed and wireless telephony operators were required to implement a “dial operator selection” system (which allows call-by-call carrier selection by customers) within the 120 days following the enactment of the Resolution and upon the request of any long distance operator. While we have not received any such requests, we have the capability to implement a dial operator selection system upon request according to the terms of the Resolution.

Although there are no substantive government restrictions on the ability to transfer interests in wireless operators, governmental authorization is required for transfers or changes of control. There are no significant restrictions on foreign ownership of telecommunications companies or the repatriation of earnings from such ownership.

On January 6, 2002, Law No. 25,561 on Public Emergency and Exchange System Reform (the “Economic Emergency Law”) was passed, amending the currency regime that pegged, by law, the Argentine peso at parity with the U.S. dollar (the “Convertibility Law”). It established a dual exchange rate whereby export and certain import transactions would be governed by a fixed, “official” exchange rate of Ps.1.40 to US$1.00, while all other transactions would be governed by a floating rate to be set freely by the currency market, with occasional intervention by the Central Bank of Argentina. The Argentine government has implemented a series of additional measures, among the most relevant of which are the following:

•	The conversion into pesos of U.S. dollar deposits in Argentine banks at the rate of Ps.1.40 = $1.00 and the conversion into pesos of all U.S. dollar-denominated debt obligations in Argentina as of January 6, 2002 at the rate of Ps.1.00 = $1.00. Deposits and debts converted into pesos are to be adjusted through a benchmark stabilization coefficient to be published by the Central Bank of Argentina and to be applied as of the date of publication of Decree No. 214/2002, plus minimum and maximum interest rates for deposits and obligations within the banking system.

•	The issuance of a bond by the Argentine government to compensate financial institutions for the shortfall resulting from the conversion of dollar deposits at a lower peso/U.S. dollar exchange rate than the exchange rate applied to U.S. dollar-denominated debt obligations.

•	The conversion into pesos of all private U.S. dollar-denominated debt obligations as of January 6, 2002 at a Ps.1.00 = $1.00 exchange rate and subsequent adjustment through the benchmark stabilization coefficient described above, plus an equitable readjustment in certain cases.

•	The conversion into pesos of public service rates which were originally agreed upon in U.S. dollars at a Ps.1.00 = $1.00 exchange rate and subsequent renegotiation of these public service rates on a case-by-case basis. Such renegotiation is to be conditioned by factors such as the impact of rate competitiveness on income distribution and economic growth, service quality and related investment plans, users’ interests, and the profitability of the companies affected.

•	Subject to certain limited exceptions, any transfers of funds outside Argentina by, among others, private companies, when such transfers relate to debt principal repayments, must be notified to the Central Bank of Argentina.

•	The suspension for two years, or until the executive branch determines that the financial emergency has ended, of the law guaranteeing free disposal of bank deposits by account holders.

Pursuant to a resolution of Parliament, the Economic Emergency Law will remain in effect until December 31, 2005 with respect to social, economic, administrative, financial and currency exchange affairs, which include all of the measures listed above.

Mexico

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

Mexican Regulatory Authorities

The following governmental agencies oversee the telecommunications industry in Mexico:

•	The Secretariat of Communications and Transportation, or SCT; and

•	The Federal Telecommunications Commission, or COFETEL.

Licenses and concessions

In Mexico, authorization to provide mobile telephony services is granted through a concession.

Telefonica Moviles’ Mexican wireless operating companies have been granted the following concessions to operate mobile telephony services on Band A:

•	Baja Celular Mexicana, S.A. de C.V., or Bajacel, operates in Region 1, which consists of the states of Baja California, Baja California Sur and the municipality of San Luis Rio Colorado in the state of Sonora;

•	Movitel del Noroeste, S.A. de C.V, or Movitel, operates in Region 2, which consists of the states of Sinaloa and Sonora, except for the municipality of San Luis Rio Colorado included in Region 1;

•	Telefonía Celular del Norte, S.A. de C.V, or Norcel, operates in Region 3, which consists of the states of Chihuahua, Durango and the municipalities of Torreón, Francisco I. Madero, Matamoros, San Pedro and Viesca in the state of Coahuila; and

•	Celular de Telefonía, S.A. de C.V, or Cedetel, operates in Region 4, which consists of the states of Nuevo León, Tamaulipas and Coahuila, excluding the municipalities of Torreón, Francisco I. Madero, Matamoros, San Pedro and Viesca.

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

Additionally, we have recently acquired the following concessions:

•	Pegaso, a company we acquired on April 26, 2002, was awarded a license in 1998 to provide public telecommunications services and nine licenses to provide Personal Communication Services (PCS) in each of the nine PCS service region until 2018. These licenses may be extended for additional twenty-year periods, subject to the fulfillment by the operator of certain terms and conditions.

•	In July 2001, we acquired, through Cedetel, a 49% interest in Grupo de Telecomunicaciones Mexicanas, S.A. de C.V., or GTM, which holds a concession to provide a radio link (point-to-point connection using radioelectric spectrum) in the 7 GHz band. This concession expires in 2019, and may be renewed for additional twenty-year periods.

•	On June 5 , 2003, the SCT granted GTM a concession to provide, among other things, national and international long distance services for a 15 year period. This license may be renewed, subject to the fulfillment by the operator of certain terms and conditions under the Mexican Federal Communications Law, for another 15-year period.

•	In July, 2004, GTM acquired a concession from the company Megacable to provide a point-to-point links in the 23 GHz band. This concession was originally granted to Megacable in 1998 for a 20-year period, and expires in 2018.

The concessionaires are subject to general obligations set forth by the SCT and COFETEL, and to obligations pursuant to each concession concerning quality of service and network expansion and modernization.

In each of the regions in which Telefónica Móviles Mexico operates, it holds licenses to 20 MHz of spectrum on the 850 MHz band, and a total of 40 MHz of spectrum on the 1900 MHz band.

The SCT, through COFETEL, issued an edict on July 12, 2004 to commence an auction to grant concessions to provide PCS fixed and mobile wireless access. The bidding process for 1900 MHz frequencies available in each of the nine PCS service regions began on January 11, 2005. Telcel, Iusacell, and Telefónica Móviles participated in this bidding process. The bidding process ended on April 4, 2005, and Pegaso (Telefónica Móviles’ Mexican subsidiary) was awarded 11 spectrum licenses by COFETEL. Nevertheless, Pegaso didn’t receive licenses for regions 1, 6 and 9 because the total spectrum assigned to Pegaso in these regions would exceed COFETEL’s spectrum cap of 35 MHz per region for 1900 MHz frequencies. Pegaso appealed COFETEL’s spectrum cap and the concession of these spectrum licenses is subject to the resolution of these appeals.

Rates

Rates charged to customers are not regulated. They are fixed by wireless operating companies and must be registered with COFETEL. Rates do not enter into force until confirmed by COFETEL.

Interconnection

Mexican telecommunications law obligates all telecommunications network concessionaires to execute interconnection agreements on particular terms when requested by other concessionaires. As a result, interconnection agreements include the following requirements:

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

Under the Federal Law of Economic Competition, COFETEL can establish specific obligations for concessionaries of public telecommunication networks that hold significant market power regarding prices, quality of service and the provision of information.

Interconnection tariffs applicable to calls originated and terminated in the same area (local service) are paid on a “calling party pays” basis and may be negotiated by the parties. However, should the parties fail to agree, COFETEL must fix the tariffs.

COFETEL has shown interest in extending the “calling party pays” system to national long distance calls in 2005. In order to achieve this, the Federal Commission for Regulatory Improvement (COFEMER) must approve a modification of the current Long Distance Rules.

Foreign Exchange/Dividend Limitations

Mexican law restricts foreign investment in wireless telecommunications companies to a maximum of 49% of the voting stock, unless the Mexican National Commission of Foreign Investment approves a higher percentage participation. We received the required approvals from the National Commission of Foreign Investment permitting our ownership of more than 49% of the outstanding voting stock of Norcel, Cedetel, Bajacel, Movitel and Pegaso in connection with our acquisition of these companies.

A company may pay dividends if it meets specified corporate and legal reserve requirements. There are currently no exchange controls or other restrictions on the remittance of dividends outside of Mexico.

El Salvador

The telecommunications sector in El Salvador is regulated pursuant to the Telecommunications Law enacted in 1997. The legal framework established by this law is a system of free competition and administrative concessions both for the delivery of telecommunications services and for use of spectrum.

Regulatory Authorities

The General Superintendency of Electricity and Telecommunications is responsible for regulation of the telecommunications industry in El Salvador.

Licenses and Concessions

Pursuant to the Telecommunications Law, telephony is considered a public service. Concessions for the provision of public telephony services are granted for a thirty-year period. The concession may be renewed for successive thirty-year periods. Telefónica Móviles El Salvador holds a concession to provide public telephone service, including wireless services nationwide, until January 1, 2028.

Concessions for use of spectrum are granted for a twenty-year period and may be renewed for additional twenty-year periods upon execution of the proceedings set forth in the Telecommunications Law. Telefónica Móviles El Salvador holds the following concessions for use of spectrum:

•	Concession to use 25 MHz of spectrum in the 800 MHz B band; and

•	Concession to use the following frequencies for multi-channel connections, including the delivery of wireless services: 5 GHZ, 11 GHz; and 23 GHz.

A concession for the provision of public telephony services may be revoked only when a concession holder: (a) fails to supply telephone services within two years after the concession has been granted; or (b) commits three major infractions, as described in the Law, within a three year period. Concessions may be canceled upon the expiration of the concession term. However, upon expiration or revocation of a concession, the General Superintendency of Electricity and Telecommunications may grant a renewal depending on the fulfillment of certain terms and conditions.

We are required to pay a variable annual fee to the General Superintendency of Electricity and Telecommunications for administration, management and supervision in connection with our concession for the use of the spectrum. This fee is calculated by a fixed formula which incorporates, among other things, the bandwidth of our transmitter equipment, the cost of the radio electric spectrum and a service factor. The cost of the radio electric spectrum is adjusted every year according to the variation of the Consumer Price Index (CPI) of El Salvador.

Telefónica Móviles El Salvador also has a multi-carrier code (carrier selection code) to provide intermediate services, including long distance services.

Rates

The General Superintendency of Electricity and Telecommunications determines and publishes maximum rates that may be charged to end customers, including customers of wireless services. These maximum rates are generally based on the rates charged by service providers before the Telecommunications Law came into effect and approved by the regulatory body, and are supposed to be adjusted according to the variation of the CPI. Wireless service providers must publish the rates charged to customers on a quarterly basis.

Other Provisions

Interconnection agreements may be freely negotiated between the parties. However, in case of dispute concerning access to interconnection, the General Superintendency of Electricity and Telecommunications shall appoint an expert to issue a certificate containing proposed terms and conditions for interconnection between the relevant operators. In this event, whichever party’s proposal is closer to the terms proposed by the expert will be included in the interconnection agreement between such parties.

In El Salvador, there are no government restrictions on foreign ownership of, or on the transfer of ownership interests in, wireless telephony service providers. Similarly, El Salvador does not impose any restrictions on transfers of foreign currency from the country. There are currently no dividend restrictions applicable to Telefónica Móviles El Salvador.

Guatemala

The General Telecommunications Law of 1996 established the legal framework in Guatemala for the development of telecommunications activities and for the regulation of use of spectrum. In Guatemala, a telecommunications services provider does not require a governmental concession or license to provide such services, but does require an authorization to use spectrum. These authorizations are called “titles of use over frequencies”.

Regulatory Authorities

The Superintendency of Telecommunications is responsible for the regulation of the telecommunications industry in Guatemala. Telecommunications operators seeking to provide services must register with the Telecommunications Registry of the Superintendency of Telecommunications.

Use of Spectrum

Telefónica Móviles Guatemala, S.A. holds titles, obtained in a public auction in March 1999, to use two 15 MHz channels in the 1900 MHz band for the provision of wireless services until 2014. Titles are granted for a fifteen-year term and may be renewed for subsequent fifteen-year terms at the request of the holder. In order to renew a title, the holder must demonstrate before the regulatory body, that the spectrum was effectively used during the previous fifteen-year term.

On October 14, 2004, we acquired Bellsouth Guatemala y Compañía, S.C.A (subsequently renamed TEM Guatemala y Compañía, S.C.A.) from BellSouth. TEM Guatemala y Compañía, S.C.A. holds the following titles, all of which are set to expire in 2014:

•	Band “C”: 1895-1910 / 1975-1990 MHz;

•	Band “D”: 1865-1870 / 1945-1950 MHz; and

•	Band “E, F”: 1885-1895 / 1965-1975 MHz.

Interconnection and Rates

Under the Telecommunications Law, wireless service providers are required to provide access to essential resources, including interconnection services, when requested by other telecommunications companies in order to terminate or transfer calls placed through those companies. In turn, wireless service providers giving access to essential resources have the right to be compensated at a rate comparable to that granted by the requesting party to other service providers in similar situations.

Operators in Guatemala may freely negotiate interconnection rates. However, if they fail to reach agreement on interconnection, each operator may call upon a dispute resolution proceeding before the Superintendency of Telecommunications, which shall appoint an expert to issue a certificate containing proposed terms and conditions for interconnection between the relevant operators. In this event, whichever party’s proposal is closer to the terms proposed by the expert will be included in the interconnection agreement between such parties.

Wireless service providers in Guatemala must pay, upon assignment of telephone numbers, a fee of US$0.12 per number. Thereafter, wireless service providers must pay an annual administrative fee of approximately $0.13 to the Superintendency of Telecommunications for each telephone number assigned to such wireless provider.

Other Provisions

In Guatemala, the rates that wireless providers may charge their customers are not regulated. In addition, there are no restrictions on foreign ownership of, or on the transfer of ownership interests in, wireless providers or foreign exchange limitations. Dividends may be paid only out of realized profits after legal reserve requirements are met.

Chile

The General Telecommunications Law No. 18,168 of 1982, as amended, established the legal framework for the provision of telecommunications services in Chile. The law established the rules for granting concessions and permits to provide telecommunications services and for the regulation of rates and interconnection.

Regulatory Authorities

The main regulatory agency of the Chilean telecommunication sector is the Ministry of Transportation and Telecommunications (the Ministry), which acts primarily through the Undersecretary of Telecommunications (SUBTEL or the Undersecretary). The application, control and interpretation of the provisions of the General Telecommunications Law and other applicable regulations is, subject to review by the courts and the Court for the Protection of Freedom of Competition (TDLC), the responsibility of the Ministry which, for these purposes, acts through the Undersecretary.

Licenses and Concessions

As a general rule, the provision of telecommunications services in Chile is subject to the grant of a concession. Telecommunications concessions are granted in Chile without any initial payment of fees. However, telecommunications concessionaires that use the radio electric spectrum, such as mobile telephone concessionaires, are subject to an annual fee. The amount of the fee is based on the size of the applicable system, the portion of the spectrum utilized and the service area that has been authorized.

The Telefónica Group commenced wireless operations in Chile in 1989. In July 2004, we acquired 100% of Telefónica Móvil de Chile, S.A. from Telefónica S.A.

Telefónica Móvil de Chile holds the following concessions for the provision of wireless telecommunications services in the 800 MHz band:

•	For the Metropolitan Region and Region V, a concession was granted on November 11, 1998 for an unlimited period of time; and

•	For Regions I to IV and Regions VI to XII, a concession was granted on August 3, 1989 for an unlimited period of time.

Additionally, a concession for the provision of wireless telecommunications services nationwide in the 1900 MHz band, the1885-1890 MHz and 1965-1970 MHz bands; and in 1865-1870 MHz and 1945-1950 MHz bands was granted to Telefónica Móvil de Chile for a thirty-year period on November, 16, 2002. This concession may be renewed for successive thirty-year periods at the request of the holder.

In January 2005, we acquired 100% of BellSouth Comunicaciones and BellSouth Chile (BellSouth’s operating companies in Chile) from BellSouth. This acquisition was approved by the TDLC in January 2005 (resolution 2/2005 on January 4, 2005), subject to certain conditions, including the divesture to unrelated third parties and in a non-discriminatory and open bidding process by Telefónica Móviles de Chile of a block of frequencies in the 800 MHz bandwidth amounting to 25 MHz in the subsequent 18-month period. Should another concession holder acquire such bandwidth, such concession holder must in turn sell any bandwidth exceeding a cumulative 60 MHz.

BellSouth Comunicaciones’ concessions for the provision of telecommunication services include the following for the provision of wireless telecommunications services in the 800 MHz band:

•	For the Metropolitan Region and Region V, the concession was granted for a fifty-year period from January 27, 1982 and may be renewed for successive fifty-year periods at the request of the holder;

•	For Regions I to IV and Regions VI to X, the concession was granted on February 6,1990 for an unlimited period of time; and

•	For Regions XI and XII, the concession was granted on July 26, 1993 for an unlimited period of time.

BellSouth Comunicaciones also holds a concession for the provision of wireless telecommunications services nationwide in the 1900 MHz band, with a bandwidth of 10 MHz. This concession was granted for a thirty-year period on April 3, 2003, and may be renewed for successive thirty-year periods at the request of the holder.

BellSouth Chile holds a concession for the provision of “intermediate services”, including long distance services nationwide. This concession was granted on March 16, 1994 for an unlimited period of time.

Rates

A “calling party pays” tariff structure was implemented on February 23, 1999. Under this tariff structure, local telephone companies pay mobile telephone companies an access charge for calls placed from fixed networks to mobile networks. Local telephone companies may pass this interconnection charge on to their customers. A fixed network costumer calling a mobile telephone pays the local telephone company a rate comprised of a local tranche that is part of the basic local telephone service, plus a fee for interconnecting from the fixed network to the mobile network. Mobile telephone customers may choose not to have the “calling party pays” tariff structure apply to their mobile telephone accounts and thus continue to pay for incoming calls.

Interconnection

The Telecommunications Law requires that holders of public telecommunications service licenses to interconnect their networks to other networks providing the same type of service. This requirement is intended to ensure that subscribers and users of public services are able to communicate with each other, both inside Chile and abroad. The same requirement applies to holders of intermediate service licenses, who are required to interconnect their networks to the local telephone network. SUBTEL sets the applicable tariffs for services provided through the interconnected networks, in accordance with the procedures established in Section 25 of the Telecommunications Law. The structure, level and indexing of these interconnection rates are fixed by a tariff decree by the Chilean Ministries of Economy and Transport and Telecommunications.

The tariffs are set every five years. The new interconnection charges for the period 2004-2009 became effective for Telefónica Móvil de Chile and BellSouth Comunicaciones on February 13, 2004 and January 24, 2004, respectively. The new interconnection charges have decreased by an average of 27.4% for the period 2004-2009 compared to the average tariffs in Chilean pesos as of December 31, 2002. The new tariffs scheme stipulates three time slots defined as “peak” “reduced” and “night”.

Foreign Ownership/Restrictions on Transfer and Change in Ownership

Foreign investments in Chile are subject to exchange controls. The investment of capital in Chile and the repatriation of an investment and its profits must be carried out under either Decree Law No. 600 or under Chapter XIV of the Compendium of Foreign Exchange Regulations issued by the Central Bank of Chile under the Central Bank Act. Compliance with the foreign exchange rules, including registration of a foreign investment in Chile, grants investors, among other things, access to the formal exchange market. Foreign funds registered under Decree Law No. 600 provide specified guarantees with respect to the ability to repatriate funds and the stability of the applicable tax regime. Decree Law No. 600 permits foreign investors to access the formal exchange market to repatriate their investments and profits.

Access to the formal exchange market to repatriate investments and profits derived from investments conducted under Chapter XIV rules are governed by regulations in force and effect at the time of repatriation. The foreign investment regulations may permit foreign investors to access the formal exchange market to repatriate their investments and profits as stated above. They do not, however, necessarily guarantee that foreign currency will be available in the market.

Under Chilean corporate law, corporations, such as our Chilean companies, may distribute dividends among their stockholders only from the net profits of that fiscal year or from retained profits recognized by balance sheets approved by the stockholders meeting. However, if the company has accumulated losses, profits of that corporation must first be allocated to cover the losses. Losses in a specific fiscal year must be offset with retained profits, if any.

Unless otherwise agreed at a stockholders meeting by the unanimous vote of all issued shares, publicly traded corporations must annually distribute at least 30% of the net profits of each fiscal year. This distribution must be in the form of a cash dividend to their stockholders in proportion to their ownership or as otherwise stated in the bylaws. Privately held corporations must follow the provisions of their bylaws, and if the bylaws do not contain such provisions, the rules described above for the distribution of profits by open stock corporations apply. As a general rule, any dividend distributed or remitted by the operating companies to their shareholders abroad will be subject to a 35% withholding tax rate. In such case, the operating companies’ shareholders will be entitled to a tax credit equivalent to the corporate tax rate paid by the operating companies on the income distributed or remitted abroad. Such corporate tax rate is equivalent to 17%. This credit must be added back in order to compute the taxable basis of the withholding tax.

The board of directors may distribute provisional dividends if the corporation has no accumulated losses, subject to the personal responsibility of the directors approving the distributions.

Morocco

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

In July 2004, a new Telecommunications Law was enacted (Law 55/01). The new law establishes the reduction of the contribution to the development of universal service (from 6% of gross revenues to 2% of revenues after interconnection payments).

The privatization of the Morocco-owned telecommunications service provider, Itissalat Al Maghrib, began in December 2000. In December 2001, the provision of international communications services was liberalized.

Moroccan Regulatory Authorities

The National Agency for Telecommunications Regulation, or the ANRT, is responsible for regulation of the telecommunications industry in Morocco.

Licenses and Concessions

In July 1999, Medi Telecom was awarded a GSM license entitling it to 50 MHz of spectrum on the 900 MHz band to provide wireless services. This license allows Medi Telecom to provide wireless services and to use the spectrum, and covers all of Morocco. The license was granted for a period of 15 years from August 2, 1999 and should be renewed for an additional five-year period, subject to the fulfillment by the operator of certain terms and conditions.

In March 2005, Medi Telecom has reached an agreement with the ANRT for extending the GSM license for another 10 years, until August 2024, pending the formal publication of a governmental decree. In exchange for this extension period, Medi Telecom must pay 1% of the revenues obtained from the provision of GSM services starting from August 2014 (the previously scheduled expiration date).

Wireless service providers are required to pay a tax to be used for the development of universal service, research and development, and other national development projects. In addition, wireless service providers are assessed a tax for usage of the spectrum, the rate of which is determined annually.

Rates

Morocco does not regulate the rates that wireless service providers may charge their customers. However, the rates that are set by providers must be communicated to the ANRT 30 days before their effectiveness.

Interconnection

The Telecommunications Law grants every licensed wireless operator of a public telecommunications network the right and the obligation to interconnect their networks, setting forth the technical, administrative and financial conditions that must be specified in interconnection agreements. In addition, operators with more than a 20% share of the wireless market must publish a standard interconnection agreement, or reference interconnection offer, that must be approved by the ANRT. In February 2005, a new Reference Interconnection Offer (RIO) was published, setting a 6% reduction on fixed interconnection rates.

The ANRT has mandated that interconnection fees be calculated on a per second basis. In February 2005, Medi Telecom requested that the ANRT to revise the applicable interconnection tariff methodology.

In July 2004, Maroc Telecom requested an arbitration process before the ANRT to reduce mobile termination rates by 33%. The ANRT has not yet ruled on this request.

Since January 17, 2005, Medi Telecom re-opened international circuits for terminating international traffic routed through Itissalat Al-Maghrib’s network. The ANRT established a termination rate for international traffic at a higher rate than the one for national traffic.

Foreign Ownership/Restrictions on Transfer and Change in Ownership

There are no restrictions on foreign ownership of wireless telecommunications service providers in Morocco.

Medi Telecom’s license requires prior written notice to the ANRT of any change in the shareholder structure of Telefónica Móviles or Portugal Telecom International. In addition, any change of 5% or greater in shareholder participation in Medi Telecom during the first five years from the grant of the license must also be approved by the ANRT.

Morocco does not impose specific restrictions on foreign exchange or dividend payments, except that a company which seeks to remove funds from the country must submit a notification to and receive authorization to do so from the National Exchange Office.

Colombia

In Colombia, telecommunications are a public service, subject to state regulation and oversight. Law 72/89 and Decree 1900/90 establish the general regime for telecommunications and broadcasting services and networks. Fixed and mobile telephony are classified as a basic service, while radio and television are classified as broadcasting services subject to a special regime. Operators seeking to provide telecommunications services in Colombia must obtain a concession from the Colombian government.

Colombian Regulatory Authorities

The following governmental agencies oversee the telecommunications industry in Colombia:

•	The Ministry of Communications is responsible for, among other things, telecommunications policy, licenses, spectrum management, and control and supervision of the telecommunications regime for non-household telecommunications services.

•	The Commission of Regulation of Telecommunications (CRT) is responsible for promoting competition, setting the tariff regime, and regulating interconnection, customer protection and dispute resolution.

•	The Superintendence of Industry and Commerce (SIC) is responsible for overseeing compliance with fair commercial practices and fair competition and for reviewing customer complaints.

Licenses and concessions

We acquired Telefónica Móviles Colombia S.A. (formerly, BellSouth Colombia) from BellSouth in October 2004. The acquisition was approved by the SIC on July 21, 2004.

Telefónica Móviles Colombia holds the following concessions:

Service	Coverage area	Contract/license	Duration
Wireless telephony	Eastern (Celumovil)	Contract 001, granted on March 28, 1994	Extended for 10 years until March 28, 2014. The contract does not allow extensions.

	Caribbean coast (Celumovil)	Contract 002, granted on March 28, 1994	Extended for 10 years until March 28, 2014. The contract does not allow extensions.

	Western (Cocelco)	Contract 003, granted on March 28, 1994	Extended for 10 years until March 28, 2014. The contract does not allow extensions.

Added Value	National, and in-connection abroad (Celumovil)	Res. 3742/97, granted on August 15 1997.	Initially for 10 years; may be extended once for 10 years.

	National and in-connection abroad (Cocelco)	Res. 2639/94, granted on December 2, 1994.	Initially for 10 years; may be extended once for 10 years. A 10-year extension was requested in December 2004.

Carrier	In and between 17 cities (Celumovil). Now national.	Res. 1616/98, granted on June 25, 1998.	Initially for 10 year; may be extended once for 10 years.

	In and between 4 cities (Cocelco). Now national.	Res. 3009/98, granted on November 20, 1998.	Initially for 10 years; may be extended once for 10 years.

Compliance with the obligations set forth in each wireless concession is enforced by the Ministry of Communications through regular inspections contracted with third parties. Breach of contractual obligations may result in (i) fines of up to 1,000 times the minimum monthly wage (currently, approximately US$150,000) or (ii) a declaration of forfeiture (termination) of the contract if the breach seriously and directly affects the execution and purposes of the contract and it can be shown that such breach could lead to service paralysis, or for one of the causes established in Art. 43 of Decree 741/93, including: a violation of the prohibition against monopolistic practices impeding free competition; failure to provide the service efficiently or regularly in accordance with the mutually agreed service quality rules; assignment or transfer of the concession contract without the prior authorization of the Ministry of Communications or otherwise contrary to applicable law; failure to pay the required fees, rates or tariffs; and failure to update the register of subscribers or the provision of false information that affects the quantification of the economic obligations to the Ministry of Communications.

Rates

Rates charged to customers are not regulated, although they may not be discriminatory. Rates are fixed by wireless operating companies and must be registered with the CRT.

Interconnection

Law 37/93 provides that wireless operators must have the right to interconnect their own networks with those of other providers. Law 555/2000 requires all operators to allow interconnection with their networks and grant access to and use of their essential installations by any other operator upon request, in accordance with the terms and conditions set forth by the CRT. A unified regime for interconnection has been established by the CRT (Resolution CRT 575-2002) requiring fixed telephony operators, cellular telephony operators and PCS operators to allow interconnection to one another’s networks.

Ecuador

The Law for the Economic Transformation of Ecuador (RO. No. S-34 dated 13-03- 2000) requires telecommunications services to be provided on a “free market” basis. The Special Telecommunications Law (RO. No. 770 dated 30-08-1995), as amended, and the General Regulation to the Special Telecommunications Law (RO. No. 404 dated 4-09-2001) establish the regulatory regime applicable to the provision of telecommunications services in Ecuador.

The Law created three regulatory authorities: CONATEL, SENATEL and, the Superintendency. These authorities constitute the regulatory structure of the Ecuadorian telecommunications market. CONATEL (Consejo Nacional de Telecomunicaciones) is the body in charge of issuing official state policies in telecommunications matters; SENATEL (Secretaría Nacional de Telecomunicaciones) is the body charged with the execution of the policies issued by CONATEL, and SUPTEL (Superintendencia de Telecomunicaciones) is the body in charge of controlling operators.

Licenses and Concessions

We acquired Telefónica Móviles Ecuador (formerly, Otecel) from BellSouth in October 2004. The acquisition was approved by the regulator SENATEL on August 23, 2004.

Telefónica Móviles Ecuador holds the following concessions:

•	Concession to provide mobile cellular telephony services, which expires on November 29, 2008 and may be extended for a subsequent 15-year period; and

•	Concession to provide fixed and wireless carrier services, which expires on April 22, 2017 and may be extended for a subsequent 15-year period.

Cellular concessions were granted for the provision of cellular services in specific areas. Recently, CONATEL approved a new regulation to extend the provision of cellular services nationwide. Cellular operators must pay a one-time fee of US$412,000 for the right to provide nationwide coverage.

Telefónica Móviles Ecuador holds the following licenses, each of which expires on February 21, 2010 and may be extended for a subsequent 10-year period:

•	Wireless E-mail applications

•	Mobile Access to Internet applications

•	Mobile Capture of Data applications

•	Vehicle localization and administration of fleets (GPS) applications

•	Mobile Access to Intranets applications

•	Intelligent Distribution applications

•	Mobile and Remote Points of Sale

Telefónica Móviles Ecuador also holds a license to provide conventional Internet (fixed) services, which expires on January 25, 2011 and may be extended for a subsequent 10-year period.

International long distance services (incoming and outgoing) may only be rendered exclusively between Telefónica Móviles Ecuador’s clients.

A monthly fee amounting to 1% of the invoiced revenues must be paid by all operators holding concessions for the use of frequency to SENATEL as a contribution to “universal service”.

Rates

The mobile services concession is subject to a top rate of US$0.50 per min for mobile services and a top rate of US$0.10 per min for rural public telephony. Telefónica Móviles Ecuador may fix rates freely so long as it does not exceed the top rates, provided that it notifies the correspondent regulatory body 24 hours ahead of any price increase.

Telefónica Móviles Ecuador may fix rates freely under its carrier services concession.

Foreign Ownership/Restrictions on Transfer and Change in Ownership

In Ecuador, there are no limitations on foreign investment or the repatriation of capital, and no restrictions on changes of control.

Interconnection

Interconnection agreements may be freely negotiated between operators with respect to prices, terms and conditions. However, in the event that operators are unable to reach agreement, SENATEL is required by law to set the terms of such interconnection agreements by request of any operator involved in the negotiation, pursuant to a cost model approved by CONATEL or following a review of the terms and conditions of similar agreements.

In the case of the negotiation of the interconnection agreement between Telefónica Móviles Ecuador and Andinatel, S.A, SENATEL has delayed setting the terms of the interconnection agreement. As a result, since January 2005, Telefónica Móviles Ecuador and all other mobile operators that are involved in similar negotiations, continue to await a ruling that will be effective from the date of its publication. Any SENATEL ruling would also apply to Pacifictel, S.A. (a state-owned fixed-line operator).

Telefónica Móviles Ecuador has continued to accrue accounts receivable for over a year, which amounted to US$19 million as of December 31, 2004, due to the fact that Andinatel, S.A and Pacifictel, S.A. have not paid amounts derived from interconnection. Telefónica Móviles Ecuador estimates this amount as a result of the application of the previous terms and conditions that we believe should have been extended.

Other provisions

In 2000, Law 21, or the Organic Law for the Defense of the Consumer (RO. No.S116 10-07-2000), mandated that interconnection fees be calculated on a per second basis. This law regulates and sanctions misleading publicity and unfair practices. The law allows consumers to terminate an agreement with a service provider at any time, without the application of sanctions and limits the conditions on which a service provider may terminate service following customer complaints relating to invoiced prices. The law also established an ombudsman for consumer rights with the power to investigate unfair practices and initiate judicial complaints against service providers.

Nicaragua

The telecommunications industry in Nicaragua is regulated by Telecommunications Law (Law –200) of 1995. Currently, international long distance and PSTN services are provided only by ENITEL and all international and long distance traffic (including cellular traffic) must be carried through ENITEL’s network. ENITEL is the incumbent operator owned by America Movil, whose monopoly is due to be dissolved in 2005.

Regulatory Authorities

The telecommunications industry is currently regulated by the Nicaraguan Institute for Telecommunications and Postal Services (TELCOR). However, as a result of recent market liberalization, regulatory responsibility for telecommunications and other services is scheduled to be shifted to a Superintendency of Public Service (SISEP).

Licenses and Concessions

We acquired Telefónica Móviles Nicaragua, S.A. (formerly, Telefonia Celular de Nicaragua) from BellSouth in October 2004. No regulatory authorization was required.

Telefónica Móviles Nicaragua was granted a concession in 1992 for a 10-year period for the use of 25 MHZ of spectrum in the 800 MHz Band A to provide cellular telecommunications services. This concession was renewed for another 10-year period in 1998, and will expire on July 31, 2013. The concession may be renewed for another 10-year period through negotiation with TELCOR two years prior to the expiration of the current concession, subject to the fulfillment of certain terms and conditions by the operator.

Initially, the concession permitted Telefónica Móviles Nicaragua to offer cellular services in the Pacific Zone of Nicaragua, which includes the departments of Chinandega, Leon, Managua, Masaya, Carazo and Rivas. In January 2004, TELCOR approved an addendum to the concession allowing Telefónica Móviles Nicaragua to offer cellular services in the Central/Atlantic zone which includes Boaco, Chontales, Rio San Juan, Matagalpa, Jinotega, Nueva Segovia, Madriz, Esteli, RAAS and RAAN.

Telefónica Móviles Nicaragua is required to pay a fixed annual fee of approximately US$320,000 to TELCOR for the concession.

Rates

The concession establishes a maximum rate which may be charged to cellular services customers. The operator must submit a tariff plan to TELCOR for approval before it becomes effective.

Interconnection

Telecommunications operators are free to negotiate the terms and conditions of interconnection agreements, subject to certain criteria established by TELCOR concerning interconnection costs. Definitive interconnection agreements must be approved by TELCOR. In the event that parties fail to reach agreement within 90 days of the commencement of negotiations, TELCOR shall determine the terms and conditions of interconnection between the operators.

Foreign Ownership/Restrictions on Transfer and Change in Ownership

There are no restrictions on foreign ownership of, or on the transfer of ownership interests in, wireless providers in Nicaragua.

Other

There are currently no restrictions on foreign exchange or the repatriation of capital in Nicaragua. Dividends must be paid only out of realized profits after legal reserve requirements are met.

Panama

The telecommunications industry in Panama is governed by Law No. 17 of July 9, 1991, Law No. 31 of February 8, 1996 and the corresponding implementation rules set forth in Executive Decree No. 21 of January 12, 1996 and Executive Decree No. 73 of April 9, 1997.

Regulatory Authorities

The Regulatory Body for Public Services (ERSP), created pursuant to Law No. 26 of January 29, 1996, oversees the telecommunications, electrical, water and broadcasting industries.

Licenses and Concessions

We acquired Telefónica Móviles Panamá, S.A. (formerly, BellSouth Panamá) from BellSouth in October 2004. The acquisition was approved by Panama’s National Government on August 11, 2004 (Cabinet Resolution No. 90). On February 10, 2005, ERSP issued Resolution JD-5147 approving our ownership of 99% of Telefónica Móviles Panamá’s outstanding share capital.

Telefonica Móviles Panamá has been granted the following concessions:

•	Cellular services (800 MHz Band A) (expiring in February 2016)

•	Local, national and international fixed telephony (expiring in February 2022)

•	Public telephony (expiring in February 2022)

•	Telecommunications reselling services (expiring in July 2024)

The cellular services concession was granted for a 20-year period expiring in 2016, and may be extended for another 20-year period pursuant to the concession agreement upon application by the operator. The concessions also established a regulation tax payable monthly in an amount equal to 0.25% of monthly revenues minus the related interconnection charges.

Telefónica Móviles Panamá has been granted 25 MHz of spectrum on the 800 MHz Band A to deploy the cellular network with national coverage and has the right to request the microwave spectrum required to substantially complete the transmission network. Telefónica Móviles Panamá is currently authorized to use TDMA & CDMA technology.

The Local telephony and the public telephony service concessions originally required the operator to commence these services within 24 months. Telefonica Móviles Panamá did not commence these services by that date and ERSP granted a 12-month extension on December 13, 2004, which will expire October 24, 2005.

Telefonica Móviles Panamá is also authorized to provide the following services: data transmission; Internet access; data switching international private links; VSAT; store & forward fax; high fidelity audio, video and data signals and value added services.

A public bidding process for providing PCS services is scheduled to take place in 2008.

Rates

Wireless services operators freely set rates and implement the “calling party pays standard”, provided that the average price per minute from mobile lines to fixed lines is not less than 25% below the average price per minute from fixed lines to mobile lines.

Interconnection

Wireless service operators may freely negotiate interconnection agreements.

Foreign Ownership/Restrictions on Transfer and Change in Ownership

Any change in control of the operator must be justified to the Regulator and approved by Executive Decree.

Uruguay

The telecommunications industry in Uruguay is governed by Law 17296 (Budget Law of 2001) and the Interconnection Regulation.

Regulatory Authorities

The Regulating Unit of Communication Services (URSEC), created pursuant to the Budget Law of 2001, is responsible for the regulation of the telecommunications industry. URSEC took over this responsibility from the former state-owned monopoly operator, Administración Nacional de Telecomunicaciones, or ANTEL, which still maintains a monopoly on fixed-line telephony services in Uruguay. URSEC reports directly to the Government through the Ministry of Defense. URSEC has been mandated to regulate and control all telecommunications activities, to protect consumer rights, to promote investment and competition, and to set rules and regulations for operators and customers.

Licenses and Concessions

We acquired 100% of Movicom from BellSouth in October 2004. No regulatory approvals were required.

In 1990, Movicom entered into a contract with ANTEL to build and operate a wireless telecommunications network and to operate the 800 Band B utilizing a total of 25 MHz of spectrum (835 to 845 MHz, 846.5 to 849 MHz, 880 to 890 MHz and 891.5 to 894 MHZ) (Spectrum 1). On July 25, 2004, following an auction, Movicom obtained a license to use Spectrum 1 for a 20-year period.

In 1998, Movicom was authorized, on the same conditions as in the original contract, to develop two 5 MHz blocks of spectrum on the 1900 band (Spectrum 2). Movicom began to operate its CDMA 1900 service in 2000.

In October 2002, Movicom was the only bidder for two additional 5 MHz blocks of spectrum on the 1900 band, and was granted a 20-year license for the two blocks (1885 to 1890 MHz and 1965 to 1970 MHz) (Spectrum 3) in December 2002.

Movicom acquired two additional 5 MHz blocks of spectrum on the 1900 band (Spectrum 5) in an auction, and on July 25, 2004, obtained a license to use Spectrum 5 for a 20-year period.

Movicom’s licenses require it to provide coverage to at least 10% of the population before the conclusion of the sixth year, and at least 25% of the population before the conclusion of the tenth year of the licenses. These requirements have already been fulfilled.

A regulatory tax was recently approved which will require Movicom to pay the equivalent of 0.3% of its annual revenue.

Rates

Wireless operators may freely fix customer rates for the provision of services.

Interconnection

Wireless service providers are required to provide access to essential resources, including interconnection services, when requested by other telecommunications providers. On September 19, 2003 Movicom and ANTEL entered into an interconnection agreement allowing Movicom to tie its mobile telephone lines to the fixed lines operated by ANTEL.

Wireless service operators may freely negotiate interconnection agreements. If they fail to reach an agreement, each operator may call upon URSEC to determine the terms and conditions of interconnection. The conditions agreed upon in any interconnection agreement will apply to third parties in the event that those conditions are more beneficial than terms and conditions agreed upon separately.

Foreign Ownership/Restrictions on Transfer and Change in Ownership

There are no restrictions on foreign ownership of, or on the transfer of ownership interests in, wireless providers in Uruguay.

Venezuela

The basic regulatory framework for the telecommunications industry is based on the Organic Telecommunications Law, or OTL, of 2000, which defines the rights and duties of operators, customers and other users of telephone services. The OTL established pricing freedom, encouraged open competition, and set forth the basic rules for operator licensing, spectrum management, universal service, interconnection rules, taxes and sanctions. CONATEL (Comisión Nacional de Telcomunicaciones), the regulatory agency primarily responsible for the regulation of the telecommunications market, was restructured pursuant to the OTL as an autonomous body with managerial, technical and financial independence.

Licenses and Concessions

We purchased Telcel, S.A. from BellSouth in October 2004. The acquisition was approved by CONATEL on October 26, 2004.

Telcel has been granted the following telecommunications concessions and licenses:

•	A mobile telephony concession to operate and exploit cellular services in the 800 MHz band with national coverage was granted in 1991. This concession expires on May 31, 2011 and may be extended for another 20-year term.

•	A private network services concession, granted in 1993, allows Telcel to offer point-to-point or point-to-multipoint private telecommunication services to corporations. Telcel requested the extension of such concession, which was granted with the authorization to continue unlimited operations within the same scope, rights and duties until an independent act, yet to be issued, would establish the exact duration of the renewal.

•	A switched data network concession, granted in 1994, allows Telcel to offer switched data services, such as two way paging services, nationwide. This concession expires on July 14, 2014 and may be extended for another 20-year term.

•	A value added services (Internet access) concession was granted in 1995. This concession expires on November 6, 2005 and may be extended for another 10-year term.

In 2000, Telcel was granted a “general license” (Habilitación General) to offer local telephony services, national long distance services, international long distance services and to otherwise exploit telecommunications networks for a 25-year period expiring on December 15, 2025. In 2001, Telcel obtained a concession to offer fixed wireless access (FWA) services nationwide using “wireless local loop” technology with 50 MHz of spectrum allocated on the 3.4-3.6 GHz band. In January 2005, following an auction, Telcel was awarded a partially state-subsidized concession to install a network and to provide fixed telephony services and Internet access in the South-Western region of the country as part of a “universal services project”, which requires Telcel to provide minimum levels of access to its customers in the region.

Rates

Under the OTL, telecommunications operators are free to determine and set prices for the services that they offer. However, exemptions to the free pricing regime may be applicable to market dominant operators, universal services projects (such as the one awarded to Telcel in the South-Western region of the country) or as a result of market distortions caused by anti-competitive conduct as determined by the Competition Agency.

Interconnection

Telecommunications service providers are required to permit other providers to interconnect to their networks. Providers are generally free to negotiate the terms and conditions of interconnection agreements. However, in the event that parties fail to reach agreement, CONATEL shall determine the terms, conditions and fees of interconnection between operators on the basis of international benchmarks or in accordance with a “Total Elements Long Run Incremental Cost” methodology. Applicable regulations require that all interconnection agreements meet certain economic and technical conditions, and are negotiated in accordance with the principles of neutrality, good faith, non-discrimination, and equality of access among operators.

Restrictions on Foreign Investment

In the first quarter of 2003, the government implemented a foreign currency exchange control regime that limits the free convertibility of the Venezuelan currency. At the same time, the government created CADIVI (Comisión de Administración de Divisas), an organism that regulates the purchase and sale of foreign currency in and the repatriation of capital from Venezuela. All proposed foreign currency transactions, as well as all proposed exports of capital from Venezuela by foreign persons or corporations, must be notified to and approved by CADIVI. This also applies to repatriation of capital as a product of the operation of the foreign companies that operates in the country.

Other provisions

Telecommunications services are subject to the following special taxes and tributes: a quarterly tax of 2.3% of gross revenue; an annual contribution to the “Universal Services Fund” amounting to 1% of gross revenue; an annual contribution to the “Telecom Development Fund” amounting to 0.5% of gross revenue; an annual fee for the utilization of radioelectric spectrum amounting to 0.5% of gross revenue; and a quarterly contribution to CONATEL to finance its activities amounting to 0.5% of gross revenues. An additional tax amounting to 0.5% of annual gross revenues applies only to cellular mobile telephony providers, although this tax is scheduled to be eliminated by 2006. All of these taxes are in addition to any general corporate income tax and other related fees paid by telecommunications providers.

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

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

The following discussion should be read in conjunction with the consolidated and combined financial statements included in this annual report. These financial statements have been prepared in accordance with Spanish GAAP, which differs in significant respects from U.S. GAAP. For a discussion of these differences and a reconciliation of net income and shareholders’ equity from Spanish GAAP to U.S. GAAP, see note 21 to the consolidated and combined financial statements. The following discussion is based on the consolidated and combined results of operations and financial condition of our company, unless otherwise specified or indicated.

Overview

We are a leading provider of wireless communications services in Spain and Latin America in terms of managed customers. We estimate, based on annual reports and press releases made public by our competitors and information from regulatory authorities, that we are one of the five largest global provider of wireless communication services based upon total managed customers at December 31, 2004. We offer a broad range of wireless services, including voice services, enhanced calling features, international roaming, wireless internet and data services, wireless intranets and other corporate services.

At December 31, 2004, we provided wireless services through our operating companies and joint ventures, to approximately 74.4 million managed customers in territories with a population of approximately 509 million. We have operations in Spain, Mexico, Peru, El Salvador, Guatemala, Venezuela, Colombia, Panama, Nicaragua, Ecuador, Uruguay, Argentina and Chile and, through its joint ventures with Portugal Telecom, it also provides wireless communication services in Brazil and Morocco.

Non-GAAP Financial Information

Operating income before depreciation and amortization is calculated by excluding depreciation and amortization expenses from our operating income in order to eliminate the impact of general long-term capital investments that cannot be significantly influenced by our management on a short-term basis. Our management believes that operating income before depreciation and amortization is meaningful for investors because it provides an analysis of our operating results and our segment profitability using the same measure used by our chief operating decision makers. To facilitate the analysis of our operations, this indicator excludes depreciation and amortization expenses from operating profit in order to eliminate the impact of general long term capital investment. Operating income before depreciation and amortization also allows us to compare our results with other companies in the telecommunications sector without considering their asset structure. We use operating income before depreciation and amortization to track our business evolution and establish operational and strategic targets. Operating income before depreciation and amortization is also a measure commonly reported and widely used by analysts, investors and other interested parties in the telecommunications industry.

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

		Year ended December 31,
		2002	2003	2004
		(in millions of euros)
Operating income before depreciation and amortization		3,736	4,463	4,701
Depreciation and amortization expense		(1,317)	(1,421)	(1,611)

Consolidated Operating Income		2,419	3,042	3,090

Year ended December 31, 2004

	Spain	Latin America	Others	TOTAL
Operating Income before depreciation and amortization	4,200	562	(61)	4,701
Depreciation and amortization expenses	(720)	(805)	(86)	(1,611)

Operating income	3,481	(243)	(148)	3,090

Year ended December 31, 2003

	Spain	Latin America	Others	TOTAL
Operating income before depreciation and amortization	3,939	582	(58)	4,463
Depreciation and amortization expense	707	676	37	1,421

Consolidated Operating Income	3,232	(94)	(96)	3,042

Year ended December 31, 2002

	Spain	Latin America	Others	TOTAL
Operating Income before depreciation and amortization	3,461	593	(318)	3,736
Depreciation and amortization expenses	684	515	118	1,316

Operating income	2,777	78	(435)	2,419

Basis of Presentation

Our financial statements included in this annual report are consolidated for the years ended and at December 31, 2004 and 2003 and combined for the year at December 31, 2002. The combined financial statements have been prepared as if our company had been in existence at all dates and during all the periods presented and include the accounts of the operating companies and interests and investments in other wireless companies contributed to us by Telefónica, S.A. prior to December 31, 2002. The differences between the consolidated financial statements for the years ended at December 31, 2004 and 2003 and the combined financial statements for the year ended at December 31, 2002 are not significant in terms of revenues, net income or earnings per share.

The consolidated and combined financial statements may not necessarily be indicative of our results of operations, financial condition and cash flows in the future or what our results of operations, financial condition and cash flows would have been had we been operating during all the periods covered by these combined financial statements as a separate, stand-alone, integrated wireless group rather than as separate companies or parts of integrated telecommunications companies within the Telefónica Group.

The consolidated and combined financial statements reflect, in particular, historical accounts of our wireless operations in Spain, Brazil, El Salvador, Guatemala and equity method reported accounts of our wireless operators in Morocco. The consolidated and combined financial statements also include the accounts of Telefónica Móviles Mexico, including as of July 1, 2001, the accounts of our Northern Mexico operators acquired in 2001, and as of September 2002 Pegaso’s operations. In addition, our combined financial statements include on a fully consolidated basis the accounts of Tele Leste Celular as of January 1, 2002, and our wireless operations in Argentina and Peru as of October 1, 2000 and January 1, 2001, respectively, the effective dates for accounting purposes of the transfer of these operations to us.

The consolidated financial statements also include on a fully consolidated basis the accounts of Telefónica Móvil de Chile as from August 1, 2004, and the accounts of the companies acquired from BellSouth in Peru, Venezuela, Colombia, Ecuador, Uruguay, Guatemala, Nicaragua and Panama as from November 1, 2004.

The mobile operator managed by Telefónica Móviles in Puerto Rico until September 2004 has not historically been included in our consolidated and combined financial statements.

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

Year ended December 31,
Company	2002	2003	2004
Telefónica Móviles España, S.A.	consolidated	consolidated	consolidated
Brasilcel(1)	proportional	proportional	proportional
Telefónica Móviles El Salvador, S.A. de C.V.	consolidated	consolidated	consolidated
Telefónica Centroamérica Guatemala, S.A.	consolidated	consolidated	consolidated
Group 3G UMTS Holding GmbH (Germany)	consolidated	consolidated	consolidated
IPSE 2000, S.p.A. (Italy)	equity	equity	equity
3G Mobile Telecommunications GmbH (Austria)(2)	consolidated	—	—
3G Mobile AG (Switzerland)	consolidated	consolidated	consolidated
Telefónica Móviles S.A.C. (Peru)	consolidated	consolidated	consolidated
Telefónica Comunicaciones Personales, S.A. (Argentina)	consolidated	consolidated	consolidated
Telefónica Móviles Mexico(3)	consolidated	consolidated	consolidated
Medi Telecom, S.A. (Morocco)	equity	equity	equity
TM Interacciona	consolidated	consolidated	consolidated
Telefónica Móvil de Chile, S.A.(4)	—	—	consolidated
Otecel, S.A. (Ecuador)(5)	—	—	consolidated
Telefónica Móviles y Compañía, S.C.A. (Guatemala)(5)	—	—	consolidated
BellSouth Panamá, S.A(5)	—	—	consolidated
Telcel, S.A. (Venezuela)(5)	—	—	consolidated
Telefónica Móviles Colombia, S.A(5)	—	—	consolidated
Comunicaciones Móviles del Perú, S.A(5)	—	—	consolidated
Telefonía Celular de Nicaragua, S.A(5)	—	—	consolidated
Abiatar, S.A. (Uruguay)(5)	—	—	consolidated

(1)	Joint venture with Portugal Telecom that includes 100% of the assets of the Brazilian mobile companies transferred by us (Tele Sudeste Celular, Celular CRT, Tele Leste Celular and Telesp Celular) and Portugal Telecom (Telesp Celular and Global Telecom). Brasilcel’s balance sheet was proportionally consolidated in our consolidated financial statements as of December 31, 2003 and 2004 and combined financial statements as of

December 31, 2002 and the results for the whole year of Tele Leste Celular, Tele Sudeste Celular, Telesp Celular and Celular CRT were fully consolidated in the combined statement of operations in these periods until this transfer was made to Brasilcel on December 27, 2002.

(2)	After the disposal of 3G Mobile Telecommunications GmbH to Mobilkom Austria with effect from December 2003, this company is not included within our scope of consolidation.
(3)	Telefónica Móviles Mexico, after receiving the contribution of the Northern Mexico subsidiaries (Norcel, Bajacel, Movitel and Cedetel) and Pegaso PCS by Telefónica Móviles and the Burillo Group, consolidates the Northern Mexico subsidiaries and Pegaso PCS as of July 1, 2001 and September 1, 2002, respectively.
(4)	In July 2004, we acquired 100% of the shares of Telefónica Móvil de Chile, S.A., and it has been consolidated in our financial statements as from August 1, 2004.
(5)	Acquired from BellSouth Corporation in October 2004 and consolidated in our financial statements as from November 1, 2004.

Events Affecting Comparability of Historical and Future Results of Operations and Financial Condition

The global telecommunications industry is undergoing extensive and rapid change. The wireless communications sector, in particular, is in the process of transformation due to general deregulation, licensing of additional spectrum, development of a broad range of wireless services and products, technological advances in handsets and networks, and the consolidation of wireless operators on a cross-border basis. In order to enhance our position as one of the leading global wireless operators and to achieve superior growth and profitability in our industry, we have taken a series of strategic initiatives during 2004, 2003 and 2002 that affect the comparability of our results of operations and financial condition. As a result of these strategic initiatives, our financial condition and results of operations at and for the years ended December 31, 2004 and 2003 may not be comparable with our financial condition and results of operations at and for prior or future periods.

Foreign Currency Effects and Hedging

Our consolidated net revenues from operations are to a significant extent denominated in currencies other than our reporting currency, EUR, and are translated into EUR at the average annual exchange rates for such currencies. Consequently, fluctuations in the exchange rates between EUR and the local currencies of the markets where we operate, particularly USD, Brazilian Reais and certain other Latin American currencies, affect the amount of consolidated net revenues from operations that we record in EUR. For a description of our hedging policy in respect of our exchange rate transaction exposure, see “Item 11 – Quantitative and Qualitative Disclosures About Market Risk – Exchange Rate Risk” below.

The table below sets forth the average exchange rates against the euro of the U.S. dollar and the key Latin American currencies that impacted our consolidated results during the periods indicated.

	2003(1)	2004(1)	% change
	Average	Average	Average
U.S. Dollar	1.13	1.24	9.7%
Argentine Peso	3.32	3.65	9.9%
Brazilian Real	3.45	3.63	5.2%
Chilean Peso	670.17	757.58	13.0%
Mexican Peso	12.68	12.02	(5.2)%
Peruvian Nuevos Soles	3.91	4.24	8.4%

Source: Telefónica Móviles calculations based on rates obtained from the Central or similar banks of the respective countries.

(1)	These exchange rates are used to convert the income statements of our Latin American subsidiaries from local currency to euro. Income statements for subsidiaries that use inflation adjusted accounting criteria (Mexico, Chile, Peru, Colombia and Venezuela), are first converted to US dollars at the closing exchange rate, and then the conversion into euros is made according to the average exchange rate during the period.

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

The impact on the fixed assets as a result of the above-mentioned write-downs in 2002 are as follows:

Balance Sheet	Total	Germany	Attributed to Austria	Switzerland
	(thousands of euros)
Book value before write-downs:
Intangible assets (mainly licenses)	9,285,756	9,118,935	128,963	37,858
Property, plant and equipment	87,559	60,943	6,428	20,188
Impairments:
Intangible assets (mainly licenses)	(9,285,756)	(9,118,935)	(128,963)	(37,858)
Property, plant and equipment	(84,296)	(57,843)	(6,364)	(20,089)
Book value after write-downs:
Intangible assets (mainly licenses)	0	0	0	0
Property, plant and equipment	3,263	3,100	64	99

Telefónica Móviles España. Currently, Telefónica Móviles only provides UMTS services in Spain through Telefónica Móviles España. On February 13, 2004, Telefónica Móviles España began offering to its corporate customers “Oficin@ Movistar UMTS”. This service was extended to all Telefónica Móviles España customers in Madrid and Barcelona on May 24, 2004, and gradually extended to the rest of Spain. In addition, on May 24, 2004, Telefónica Móviles España launched the first UMTS video services in the Spanish market. We believe that any large-scale launch of UMTS technology will ultimately be determined by the availability of reasonably priced UMTS handsets.

In the case of Telefónica Móviles España, the value of the UMTS assets on its balance sheet is not significant. It was awarded a license to provide UMTS services for €131 million and, as of December 31, 2004, had a customer base of approximately 19.0 million customers. The time required for us to recover the value of our investments is significantly shorter and the impact of the delay in the introduction of a commercially viable UMTS technology in its revenue generation is much lower and differs substantially from those of start-up operations in other European countries.

Acquisition of BellSouth’s Wireless Operations in Latin America

In October 2004, pursuant to an agreement concluded with BellSouth in March 2004, we acquired from BellSouth its interests in its Latin American wireless operations. In certain countries, we subsequently increased the acquired stakes through the acquisition of minority interests. As of December 31, 2004, we owned 100% of BellSouth Colombia, Otecel, S.A. (Ecuador), Abiatar (Uruguay), Telcel, S.A. (Venezuela), Telefónica Móviles Guatemala y Cía. (formerly BellSouth Guatemala, S.A.) and Telefónica Celular de Nicaragua, S.A., 99.85% of Communicaciones Móviles del Perú and 99.95% of Telefónica Móviles Panamá, S.A. These companies were consolidated into the Telefónica Móviles group as of November 1, 2004. Consequently, our consolidated statement of income for fiscal year 2004 includes the operating results of these companies for November and December 2004, and our consolidated balance sheet for the fiscal year ended December 31, 2004 includes all of the assets and liabilities of these acquired companies. In 2004, the newly acquired wireless operations together represented approximately 3.5%, or €425 million, of our consolidated net revenues from operations and approximately 1.4%, or €66 million, of our consolidated operating income before depreciation and amortization. In addition, these newly acquired wireless operations contributed approximately 11 million new customers to our operations.

Additionally, in January 2005, we acquired 100% Compañía de Radiocomunicaciones Móviles, S.A. (BellSouth’s wireless operator in Argentina) and 100% of each of BellSouth Comunicaciones and BellSouth Chile (BellSouth’s operating companies in Chile) from BellSouth. These companies were consolidated into the Telefónica Móviles group as of January 1, 2005.

Acquisition of Telefónica Móvil de Chile from Telefónica, S.A.

On July 23, 2004, we acquired 100% of Telefónica Móvil de Chile, S.A. from Telefónica S.A. Telefónica Móvil de Chile was consolidated into the Telefónica Móviles group as of August 1, 2004 under Spanish GAAP. Consequently, our consolidated statement of income for fiscal year 2004 includes the operating results of Telefónica Móvil de Chile for the last five months of 2004, and our consolidated balance sheet for the fiscal year ended December 31, 2004 includes all of Telefónica Móvil de Chile’s assets and liabilities. In 2004, Telefónica Móvil de Chile represented approximately 2% of our consolidated net revenues from operations.

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

The value of the contribution to Brasilcel of the wireless assets owned by Telefónica Móviles, S.A. was €1,898 million. Brasilcel’s balance sheet was proportionally consolidated in the combined financial statements and the results for the whole year of Tele Sudeste, Tele Leste Celular and Celular CRT were fully consolidated in the combined statement of operations until December 27, 2002, when this transfer was made. The income statement for fiscal year 2003 reflects Brasilcel’s inclusion in the Group’s consolidation structure as of January 1.

In June 2004, Brasilcel completed its acquisition of the interests of NTT DoCoMo, Inc. and Itochu Corporation in Sudestecel Participaçoes, S.A., the holding company of Tele Sudeste Celular Participaçoes, S.A. This acquisition brings Brasilcel’s control of Sudestecel to 100%. In October 2004, Brasilcel completed voluntary tender offers for outstanding public holdings of Tele Sudeste Celular Participaçoes, S.A., Tele Leste Celular Participaçoes, S.A. and Celular CRT Participaçoes, S.A., bringing Brasilcel’s holdings in these companies to 90.9%, 50.6% and 67.0%, respectively. Additionally, in October 2004, Telesp Celular Participaçoes, S.A. (TCP), a company controlled by Brasilcel, increased its participation in Tele Centro Oeste Celular Participaçoes, S.A. (TCO) to 50.6% through the acquisition of a 32.8% interest in TCO’s preferred shares. In addition, TCP’s Board of Directors approved an increase in its share capital of approximately R$2.1 billion, which was effected in January 2005. The proceeds raised were used in part to finance TCP’s increased stake in TCO and the remainder has been used to partially repay short-term debt and improve TCP’s capital structure. Through this transaction Brasilcel’s stake in TCP’s share capital increased to 65.7%. In 2004, the proportional consolidation of Brasilcel represented approximately 13% of our consolidated net revenues from operations.

Argentina

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

In the business combination made in Mexico in the last quarter of 2002 there was an amount of goodwill from the acquisition of Pegaso that was pending to be allocated to any potential intangibles that could exist. During 2003, €504,651 thousand were allocated as a net addition to the licenses obtained to operate nationwide wireless communications services in Mexico. This amount was reclassified from the “Consolidation Goodwill” caption on completion of the respective valuations. These licenses are being amortized over the concession period based on the estimated capacity to generate revenues in each period.

In 2004, €730,008 thousand were allocated as an addition to the “Concessions, Patents, Licenses and Other” caption and €276,724 thousand were allocated as an addition to the “Computer Software and Other” caption in relation to the eight operators acquired from BellSouth during 2004 and Telefónica Móvil de Chile, S.A. Also, certain items of property, plant and equipment overstated by €117 million when these companies were included in the Group were identified. These amounts were allocated on the basis of the preliminary conclusions drawn from the related valuation performed by independent appraisers. However, once the process of allocating the acquisition price to all the assets and liabilities of the companies acquired has been completed at the end of 2005, there could be reclassifications from goodwill to other balance sheet captions, although it is considered that such reclassifications would not be material. These licenses are being amortized over the concession period based on the estimated capacity to generate revenues in each period. The “Computer Software and Other” are amortized over the period that the customers are expected to remain as such.

In 2004, also, €76,065 thousand were allocated as a net addition to the licenses of Tele Centro Oeste Celular Participações, S.A. These licenses are being amortized over the concession period based on the estimated capacity to generate revenues in each period

Nonscheduled write-downs are provided when an impairment in the value of goodwill occurs. We review, on a regular basis, the performance of our subsidiaries. When there is reason to believe that the goodwill arising from the acquisition of a subsidiary is impaired and that the impairment is of a permanent nature, we compare the carrying amount of that subsidiary to its fair value. The determination of the fair value of a subsidiary involves extensive use of estimates, depending on the method used. Significant management judgment is involved. Methods commonly used by us for valuations include discounted cash flow methods and quoted stock market prices, if available. Factors affecting estimated fair values typically include discount rates, future cash flows, market prices and control premiums. These estimates, including the methodologies used, are important in determining fair value and ultimately the amount of any goodwill write-down. A significant reduction in these estimates may have a material adverse impact on our operating results and financial condition.

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

During 2000, some of our subsidiaries commenced a commercial promotion in which our customers accumulate “points” based on the amount of airtime consumed. These points can be exchanged for discounts of future handset purchases, airtime or other kinds of services. The services for which users can exchange their points depends on the number of points earned by these users and the nature of the contract that the user has signed with the company. The consolidated and combined balance sheet as of December 31, 2002, 2003 and 2004 includes the related accounting provision based on the estimated valuation of the accumulated points at those dates.

Critical Accounting Policies under U.S. GAAP

In order to prepare the reconciliation of our consolidated and combined financial statements to U.S. GAAP, the following critical accounting policies require significant judgments and estimates different from those used for Spanish GAAP. For further explanations see note 21 to the consolidated and combined financial statements.

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

In order to account for the acquisition of Pegaso Telecomunicaciones, S.A. de C.V. and the integration of the holding in the northern Mexican companies in Telefónica Móviles México, EITF 90.13 literature was considered. In 2003, after the allocation process required by SFAS No. 141, €504.6 million were allocated as a net additional value of the licenses obtained to operate nationwide wireless communications services in Mexico; this allocation has also been considered for Spanish GAAP purposes. This amount was reclassified, once the respective valuations were completed, to the “Intangible Assets – Concessions, Patents, Licenses and Other” caption. These licenses are being amortized over the concession period based on the estimated capacity to generate revenues in each period.

In order to account for the acquisition of the operators acquired in 2004 from BellSouth and Telefónica Móvil de Chile, S.A., €730,008 thousand were allocated as an addition to the “Concessions, Patents, Licenses and Other” caption and €276,724 thousand were allocated as an addition to the “Computer Software and Other” caption in relation to the operators acquired. Also, certain items of property, plant and equipment overstated by €117 million when these companies were included in the Group were identified. These amounts were allocated on the basis of the preliminary conclusions drawn from the related valuation performed by independent appraisers; this allocation has also been considered for Spanish GAAP purposes. However, once the process of allocating the acquisition price to all the assets and liabilities of the companies acquired has been completed at the end of 2005, there could be reclassifications from goodwill to other balance sheet captions, although it is considered that such reclassifications would not be material. These licenses are being amortized over the concession period based on the estimated capacity to generate revenues in each period. The “Computer Software and Other” are amortized over the period that the customers are expected to remain as such.

Revenue and Expense Recognition

Revenues and expenses under U.S. GAAP until December 31, 2003

Under US GAAP, until December 31, 2003, in accordance with SEC Staff Accounting Bulletin No. 101, ‘Revenue Recognition in Financial Statements’ (SAB 101), the Company has deferred revenues from obtaining new customers over the expected period that the customer will use the services as it has historical experience indicating that customers generally extend their contracts beyond one year.

Under US GAAP the Company also defers and amortizes the related cost associated with obtaining new customers over the same period as the related revenues are being recognized. The Company believes that this is the only accounting difference with Spanish GAAP until December 31, 2003.

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

Revenues and expenses under US GAAP after December 31, 2003

We have adopted the provisions of the Emerging Issues Task Force Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”) for multiple-element revenue arrangements entered into after December 31, 2003.

EITF 00-21 requires that arrangements involving the delivery of bundled products or services be separated into individual component deliverables, each with its own separate earnings process. Revenue relating to the bundled contract is allocated among the different deliverables, based on their relative fair values (the relative fair value of each of the component deliverables to the aggregated relative fair value of the bundled deliverables).

Handsets are sold many times in a bundled package to the customers, as the handsets and the air-time are price-sensitive and, thus, volatile in a competitive marketplace, the determination of fair values in the mobile phone sector business is quite complex. Revisions to our estimates of these relative fair values may significantly affect the allocation of sales values among the different deliverables, affecting our future operating results.

Because we enter in thousands of revenue arrangements every period, an analysis has been made of the products and services provided by the Company in order to conclude when those products and services are sold in a bundled package and if they fall under scope of EITF 00-21. The main activities affected by this new literature are the prepaid and postpaid contract businesses.

For the mentioned activities, upon customer activation, arrangement consideration received is allocated to each unit of accounting based on their relative fair values. As any nonrefundable, up-front connection fee charged does not meet the criteria of a separate unit of accounting, the additional arrangement consideration received from connection fees or up-front fees is allocated to the other delivered item(s) to the extent that the aggregate handsets and connection fee or up-front fee proceeds do not exceed the allocated fair value of the handsets. Any connection fee or up-front fees proceeds not allocated to the delivered handsets are deferred upon connection and recognized as service revenue over the expected customer relationship period. The amount allocable to a delivered item (the handset) is always limited to the amount that is not contingent upon the delivery of additional service (the airtime) or meeting other specified performance conditions (the non contingent amount).

Some arrangements entered into the Group include offers to customers for free or discounted products or services that will be delivered at a future date if the customer completes a specified cumulative level of revenue transactions. These arrangements are considered by the Group in the same way under both Spanish and US GAAP, and are subject to the appropriate provisions when entered into. These offers have not had any impact upon adoption of EITF 00-21 because they are specifically excluded from the scope of Issue 00-21.

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

Preliminary Guidance on Differences Between IFRS and Spanish GAAP

We are required to prepare consolidated financial statements in accordance with IFRS from January 1, 2005. The opening IFRS consolidated balance sheet will be prepared for the period beginning January 1, 2004. The Committee of European Securities Regulators has recommended that selected IFRS financial information be disclosed in advance of publication of such IFRS financial statements. In line with this recommendation, we are providing a summary of certain of the expected differences in the preparation of our consolidated financial statements on the basis of IFRS. The following summary is not an exhaustive description of the effects of preparing our Consolidated Financial Statements under International Financial Reporting Standards, or IFRS compared to Spanish GAAP. Additional significant effects on our Consolidated Financial Statements may occur when they are prepared under IFRS due to new pronouncements from the International Accounting Standards Board (IASB) or pronouncements that are not endorsed by the EU prior to the preparation of our December 31, 2005 Consolidated Financial Statements. The actual effects on our Consolidated Financial Statements from the adoption of IFRS may be different from those shown below for these or other reasons.

The information included in this Annual Report regarding the potential effects on our Consolidated Financial Statements from the adoption of IFRS are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and readers are cautioned not to place undue reliance on such information.

Total Shareholders’ Equity

At December 31, 2004 our total shareholders’ equity was €4,719.9 million under Spanish GAAP. We have performed a preliminary analysis of how the adoption of IFRS will impact our total shareholders’ equity. Based on this analysis, we estimate that the principal adjustments to our total shareholders’ equity at December 31, 2004 under IFRS would result in a decline in our shareholders’ equity of approximately €1,284.5 million from €4,719,9 million at that date under Spanish GAAP. This decrease would be principally due the adoption of accounting policies under IFRS that would require us to change how we measure the value of certain assets and liabilities and to change the timing of when certain revenues and expenses are recognized.

Principal Adjustments Affecting Our Shareholders’ Equity Under IFRS

The principal adjustments that would affect our total shareholders’ equity under IFRS as estimated are the following:

Goodwill and fair value adjustments in business combinations

Telefónica Móviles will adopt the exemption granted by IFRS 1 “First-Time Adoption of IFRS” to apply IFRS 3 “Business combinations” prospectively from the transition date and thus not to restate business combinations prior to January 1, 2004.

Under Spanish GAAP, goodwill and fair value adjustments are reported at historical exchange rates. Under IFRS these items are translated at the exchange rates prevailing at each balance sheet date.

IFRS permits certain intangible assets to be classified as having an “indefinite useful life”, which is not permitted under Spanish GAAP. Under IFRS, goodwill and intangible assets with indefinite useful lives are not amortized, but are instead subject to an impairment test at least once a year. Under Spanish GAAP, goodwill and all intangible assets must be amortized over their useful lives.

Under IFRS, the cost of telecommunications licenses is amortized on a straight-line basis over their economic useful lives. Under Spanish GAAP, Telefónica’s policy is to amortize its telecommunications licenses systematically over their useful lives, using patterns based on revenues generated or the average number of clients during such measuring period.

Based on our preliminary analysis, we estimate that these changes to our accounting policies would have reduced our total shareholders’ equity at December 31, 2004 by approximately €733.6 million.

Capitalized costs

Under Spanish GAAP, start-up costs are deferred and amortized over five years. Under IFRS, expenditures that do not meet the criteria for recognition as an asset are expensed as incurred.

Under Spanish GAAP, costs related to the issuance of equity instruments are also capitalized and amortized over five years. Under IFRS, capital increase expenses are charged against the gross proceeds of the new capital.

Under Spanish GAAP, research and development expenses are capitalized and amortized over three years from the date of completion of the internal project. Under IFRS research costs are expensed as incurred.

Based on our preliminary analysis, we estimate that these changes to our accounting policies would have reduced our total shareholders’ equity at December 31, 2004 by approximately €220.4 million.

Income taxes

The accounting treatment for income taxes under Spanish GAAP requires the use of the income statement liability method, which focuses on timing differences between taxable profit and accounting profit. IFRS require the recognition of deferred taxes using the balance sheet liability method, which focuses on temporary differences between the tax base of an asset or liability and its carrying value on the balance sheet.

Based on our preliminary analysis, we estimate that these changes to our accounting policies would have reduced our total shareholders’ equity at December 31, 2004 by approximately €121 million.

Financial reporting in hyperinflationary economies

Under Spanish GAAP, the restatement of financial statements for hyperinflation is required when it is required under local GAAP.

Under IFRS, a number of qualitative and quantitative indicators are analyzed to determine whether hyperinflation exists, and therefore whether financial statements should be restated in terms of the measuring unit current at each balance sheet date. Under IFRS, of the countries in which we operate only Venezuela is considered to be a hyperinflationary economy.

Based on our preliminary analysis, we estimate that these changes to our accounting policies would have reduced our total shareholders’ equity at December 31, 2004 by approximately €99.8 million.

Minority Interests

Under Spanish GAAP, minority interests are classified as a separate liability on the balance sheet but excluded from total shareholders’ equity. Under IFRS, minority interests are considered as part of total shareholders’ equity.

Based on our preliminary analysis, we estimate that these changes to our accounting policies would have reduced our total shareholders’ equity at December 31, 2004 by approximately €86.1 million.

Revenue recognition

Under Spanish GAAP, connection fees are recognized upfront, on activation. Also, handset sales are recognized separately upon delivery.

For IFRS purposes, connection revenues are recorded together with the related revenues from handsets or other equipment to the extent that the aggregate of such equipment and connection revenues do not exceed the fair value of the equipment delivered to the customer. Any connection revenues not recognized together with the related equipment revenues are recognized over the period in which services are expected to be provided to the customer. Under IFRS equipment sales are recognized upon delivery to end customers.

Based on our preliminary analysis, we estimate that these changes to our accounting policies would have reduced our total shareholders’ equity at December 31, 2004 by approximately €30.8 million.

Other Adjustments Affecting Our Shareholders’ Equity Under IFRS

Financial instruments

Spanish GAAP requires that financial assets, including derivatives, be measured at the lower of cost or market value, whereas financial liabilities are measured at their redemption amount. Financial assets are derecognized when expired, transferred or sold.

Under IFRS, financial assets and liabilities are classified into categories that determine their measurement at fair value or at amortized cost. Certain gains and losses on financial instruments are required to be recognized directly in shareholders’ equity until derecognition, or in the event of an impairment. Also, IFRS sets out very strict requirements for the derecognition of financial assets, based on an assessment of the risks and rewards related to the asset.

In addition to this, IFRS requires compliance with very specific criteria in order to apply hedge accounting. As a consequence, certain hedging relationships that would qualify for hedge accounting under Spanish GAAP would not qualify for hedge accounting under IFRS.

Foreign exchange differences

Spanish GAAP requires unrealized foreign currency exchange gains in excess of recorded foreign currency exchange losses to be deferred. Under IFRS, foreign currency exchange gains or losses are recognized or expensed through the income statement.

Under Spanish GAAP, the exchange differences arising in intra-group loans (mainly in U.S. dollars) are eliminated in the consolidation process against cumulative translation differences. Under IFRS, exchange differences arising in intra-group loans are recognized in the income statement unless the loan is considered to be part of the entity’s net investment in a foreign operation.

Net Financial Debt

At December 31, 2004 our net financial debt was €8,176.4 million under Spanish GAAP. We have performed a preliminary analysis of how the adoption of IFRS will impact our net financial debt. Based on our analysis, we estimate that our net financial debt at December 31, 2004 would have been approximately €8,335.4 million under IFRS.

Adjustments Affecting Our Net Income Under IFRS

Net Income

Our net income was €1,634 million for the year ended December 31, 2004 under Spanish GAAP. We have performed a preliminary analysis of how the adoption of IFRS will impact our net income. Based on our analysis, we estimate that our net income for the year ended December 31, 2004 would have been approximately €1,700 million under IFRS. This increase would be principally due to the changes in how capitalized costs, goodwill in business combinations, income taxes, financial instruments and hyperinflationary economies are measured under IFRS as described above.

New Accounting Standards

SAB No. 104 – Revenue Recognition

In December 2003, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. SAB 104 updates portions of the interpretive guidance included in Topic 13 of the codification of Staff Accounting Bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The company believes it is currently following the guidance of SAB 104. SAB 104 also revises or rescinds certain interpretive guidance regarding SAB 101 that was in conflict with the provisions of EITF 00-21.

Statements of Financial Accounting Standards No. 123 (Revised 2004): Share-Based Payment

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Shared Based Payments (SFAS 123R). This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award—the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date, December 15, 2005, and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective for our fiscal year ending December 31, 2005. The Company does not anticipate that adoption of this Standard will have a material effect on its financial position, results of operations, or cash flows.

Statements of Financial Accounting Standards No. 151: Inventory Costs - An Amendment of ARB No. 43, Chapter 4

On November 24, 2004, the FASB issued SFAS No. 151, “Inventory Cost, a revision of ARB No. 43, Chapter 4”. The amendments to SFAS No. 151 aim to improve financial information, stating that the expenses of inactive facilities, transportation costs, manipulation costs and scrap material costs should be recorded in the statement of operation as expenses of the period. The application of fixed cost to inventories should be based on the normal capacity of the production facilities.

SFAS No. 151 will be applicable to valuation of Inventories by the end of the first reporting period ending after June 15, 2005. The Company does not anticipate that the adoption of SFAS No. 151 will have a material impact on its financial position, cash flows or results of operations.

Statements of Financial Accounting Standards No. 153: Exchanges of Non-monetary Assets - An Amendment of APB Opinion No. 29

On December 16, 2004, the FASB issued SFAS N0.153, “Exchanges of Non-monetary Assets - an amendment of APB Opinion No. 29”, which amends Accounting Principles Board Opinion No. 29 “Accounting for Nonmonetary Transactions”. This amendment is based on the idea that exchange transactions should be valued in accordance with the value of the exchanged assets. The exception made for similar non-monetary productive assets is eliminated and substituted by a more extensive exception related to non-monetary assets with a non-commercial consideration. APB No. 29 stated that the exchange transaction of a productive asset for a similar one should be recorded at the book value of the exchanged asset.

SAS No. 153 will be applicable for non-monetary asset exchange transactions occurring in fiscal periods beginning after June 15, 2005. The Company does not anticipate that the adoption of SFAS No. 153 will have a material impact on its financial position, cash flows or results of operations.

SAB No. 107: Shared Based Payment

On March 29, 2005, the SEC released a Staff Accounting Bulletin (SAB) relating to the FASB accounting standard for stock options and other share-based payments. The interpretations in SAB No. 107, “Share-Based Payment,” (SAB 107) express views of the SEC Staff regarding the application of SFAS No. 123 (revised 2004), “Share-Based Payment “(Statement 123R). Among other things, SAB 107 provides interpretive guidance related to the interaction between Statement 123R and certain SEC rules and regulations, as well as provides the Staff’s views regarding the valuation of share-based payment arrangements for public companies. The Company does not anticipate that adoption of SAB 107 will have any effect on its financial position, results of operations or cash flows.

FASB Interpretation No. 47: Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143

On March 2005, FASB issued FASB Interpretation No. 47 (FIN 47). The Board concluded that asset retirement obligations within the scope of Statement 143 that meet the definition of a liability in Concepts Statement 6 should be recognized as a liability at fair value if fair value can be reasonably estimated. The Board believes that when an existing law, regulation, or contract requires an entity to perform an asset retirement activity, an unambiguous requirement to perform the retirement activity exists, even if that activity can be deferred indefinitely. At some point, deferral is no longer possible, because no tangible asset will last forever, except land. Therefore, the obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. The use of an expected value technique to measure the fair value of the liability reflects any uncertainty about the amount and timing of future cash outflows. This Interpretation is effective no later than December 31, 2005, for calendar-year enterprises. The Company does not anticipate that adoption of FIN 47 will have any effect on its financial position, results of operations or cash flows.

Statements of Financial Accounting Standards No. 154: Accounting Changes and Error Corrections – a replacement of APB Opionion No. 20 and FASB Statement No. 3

On May, 2005, FASB issued SFAS No. 154, “Accounting Changes and Error Corrections – a replacement of APB Opionion No. 20 and FASB Statement No. 3”. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principles, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change.

SFAS No. 151 will be effective for accounting changes made in fiscal years beginning after Deccember 15, 2005. The Company does not anticipate that the adoption of SFAS No. 154 will have a material impact on its financial position, cash flows or results of operations.

Economic Developments and Outlook

Spain

Our results of operations are dependent, to a large extent, on the level of demand for our services in Spain. Demand for our services in Spain is related to the performance of the Spanish economy. Spain’s real gross domestic product growth expanded by approximately 2.7% in 2004, reflecting relatively stronger domestic demand. Inflation was 3.2% in 2004. The current-account deficit was estimated at 4.5% of GDP in 2004. The unemployment rate was 10.4% at December 31, 2004.

Brazil

The Brazilian economy experienced robust growth in 2004. Brazil’s GDP rose an estimated 5.3% in 2004, a much faster pace than the 0.5% growth registered in 2003. Consumer prices increased 7.6% in 2004 compared to 9.3% in 2003. In order to curb inflation and achieve target inflation rates, the Central Bank of Brazil began raising interest rates in 2004. As of March 5, 2005, the Brazilian central bank’s benchmark lending rate stood at 18.75% compared to 16% in September 2004. Brazil finished 2004 with a trade balance surplus of U.S.$33.7 billion, compared to U.S.$24.8 billion in 2003. Exports went up by 32% to U.S.$96.5 billion, while imports increased by 30% to U.S.$62.8 billion.

Argentina

Argentina’s estimated GDP growth in 2004 was 8.8%, which matched the growth rate in 2003 and concluded the second year of growth after 4 years of recession ending with the deep economic and political crisis of 2001-2002. The peso depreciated 1.7% closing at 2.98 peso/U.S.$1. The consumer inflation rate increased by approximately 6.1%, below the target range of 7% to 11% established by Argentina’s central bank, while wholesale prices rose by approximately 7.9% in 2004. The unemployment rate decreased to approximately 13.2% in September 2004 from 14.5% in December 2003 due to continued economic growth and the implementation of the “Plan Jefes y Jefas de Hogar,” the federal government’s main social assistance program.

Mexico

Mexico’s estimated GDP growth in 2004 was 4.5%, compared to 1.2% in 2003. Monetary policy has been kept tight by the Mexican government in order to limit inflation and to bolster the currency, which appreciated by approximately 0.3% relative to the U.S. dollar during the course of 2004.

Chile

Chile’s GDP grew approximately 5.9% in 2004 compared to 3.2% growth in 2003. In 2004, inflation stood at approximately 1.1%, compared to an inflation rate of approximately 2.8% in 2003. The Chilean peso, which floats freely, appreciated approximately 13.4% in nominal terms (11.4% in real terms) against the U.S. dollar in 2004. Chile’s unemployment rate rose to 8.8% in 2004 compared to 8.5% in 2004. In 2004, Chile had its largest budget surplus in eight years after a surge in copper prices boosted revenue. The surplus, following a 2003 deficit equivalent to 0.4% of GDP, was 2.2% of GDP.

Peru

Peru’s GDP grew by 5.1%, the highest rate in seven years. This growth was mainly explained by an exceptional improvement in terms of trade, which increased 8.1% (the highest increase since 1979). In 2004, exports rose 15.2% last year and private investment rose 9.4%. Exports are expected to continue growing, albeit at a more modest rate, while domestic demand is expected to grow in line with GDP. During 2004, Standard & Poor’s and Fitch raised the Peruvian government’s credit rating to BB (stable), two levels below investment grade. In 2002, Peru’s central bank adopted an explicit medium-term annual inflation target at 2.5% within a range that could vary +/-1%. Inflation for 2004 was 3.5% compared to 2.5% in 2003.

Introduction to Results of Operations

The following is a brief description of the revenues and expenses that are included in the line items of the combined financial statements.

Net Revenues from Operations

Net revenues from operations consist of the following:

•	Wireless communications services. These revenues are derived from use of our wireless network to provide communication services to customers, which is our principal business activity. Revenues generated by wireless communications services include:

•	Fees for voice services: These fees for voice services are generally based on a customer’s actual airtime usage. Fees for voice services also include connection and monthly fees. Fees for voice services are received on a pre-paid basis and on a contract basis.

•	Value-added services fees: These fees include additional charges for value-added services, such as SMS, MoviStar e-moción, and MMS, which are used by some customers in addition to standard voice services.

•	Interconnection fees: These fees are collected from other telecommunications operators for terminating their calls on our network. Spain and the other countries in which we currently operate, other than Mexico (in respect of national calls only) have implemented a “calling party pays” system so that we receive substantial revenues in the form of payments from other telecommunications providers for calls made by their customers to customers on our network.

•	Roaming fees: These fees are collected from other wireless operators for calls by their customers that use our network.

•	Sales of handsets and accessories. These revenues relate principally to the sale of handsets and other equipment.

•	Other services. These revenues are derived principally from fixed wireless services in rural Spain and from fixed-line services in Latin America.

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

Our operating income before depreciation and amortization has increased to €4,701 million for 2004 from €4,463 million for 2003 and €3,736 million in 2002.

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

Corporate Income Tax

The amounts provisioned for taxes are based upon income before taxes as calculated in accordance with applicable tax regulations in Spain and the other jurisdictions in which we operate. To date, the Spanish entities controlled by us have been members of the Telefónica, S.A. consolidated tax group and will continue to be so for as long as it owns at least a 75% interest in our company. The tax provision is calculated as an aggregate of the various tax provisions on earnings posted by each operator, with the corresponding adjustments.

Minority Interests

These amounts reflect the minority interests held by third parties in our consolidated companies, which decreases our participation in the income or losses of those companies.

Results of Operations

The following table presents, for the periods indicated, each line item as a percentage of net revenues from operations:

	Year ended December 31,
	2002	2003	2004
	(percentage of revenues from operations)
Net revenues from operations:
Wireless communications services	86.9	85.2	83.9
Sales of handsets and accessories	10.5	11.9	13.5
Other services	2.6	2.9	2.6

Total	100.0	100.0	100.0

Other revenues	1.0	1.5	1.8
Operating expenses:
Services and goods purchased	(26.3)	(25.7)	(31.1)
External services and local taxes	(26.4)	(25.6)	(25.7)
Personnel expenses	(6.0)	(4.8)	(4.6)
Depreciation and amortization	(14.4)	(14.1)	(13.6)
Change in operating provisions	(1.4)	(1.0)	(0.7)

Total operating expenses	(74.5)	(71.3)	(75.7)

Operating income	26.5	30.2	26.1
Non-operating expenses:
Amortization of goodwill	(1.0)	(1.0)	(0.8)
Income (loss) of associated companies	(1.7)	(0.8)	(0.3)
Financial expense	(10.1)	(12.8)	(7.8)
Financial income	6.6	9.0	4.8

Income from ordinary activities	20.3	24.6	22.0

Extraordinary income (expense)	(132.1)	(0.0)	(0.8)
Income before tax and minority interests	(111.8)	24.6	21.2

	Year ended December 31,
	2002	2003	2004
	(percentage of revenues from operations)
Corporate income tax	23.3	(8.8)	(7.6)
Minority interests	47.7	0.2	0.2

Net income	(40.7)	16.0	13.8

The following discussion of our results of operations focuses primarily on the results of operations in Spain (including Telefónica Móviles España and all our operations in Spain, except those of the holding company) and Latin America (excluding Telefónica Móviles Soluciones y Aplicaciones, S.A.), our principal regions of operations. For purposes of this discussion, our intercompany and other eliminations have been excluded from the financial information regarding Spain and Latin America and from individual company results of operations. Some figures may not add up due to these exclusions or to rounding.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Net Revenues from Operations

The following table presents, for the periods indicated, the breakdown of net revenues from operations and the percentage variation from year to year:

	Year ended December 31,		% Variation
	2003	2004
	(euro in millions)
Wireless communications services	8,580	9,929	15.7
Sales of handsets and accessories	1,199	1,589	32.5
Other services	292	310	6.2

Net revenues from operations	10,070	11,828	17.5

Our net revenues from operations increased by 17.5% to €11,828 million for 2004 from €10,070 million for 2003. This increase resulted from the following factors:

•	Spanish operations. Our Spanish operations accounted for 69.3% of net revenues from operations in 2004. Net revenues from our Spanish operations increased 9.1% to €8,194 million for 2004 from €7,513 million for 2003 due to the following factors:

•	Wireless communications services: For 2004, wireless communications services represented 87.3% of net revenues from operations in Spain, reflecting a 9.6% increase to €7,156 million for 2004 from €6,532 million for 2003 as a result of increased customer usage (total traffic increased by 12% in 2004 compared to 2003), partially offset by lower termination rates and lower prices. The use of wireless data services also increased in 2004. Of the net revenues from data services in 2004, 71.2% were from SMS, or short message services, 15.5% from messages utilizing content services, 1.6% from MMS, or multi-media messaging services, and 11.7% from other data services.

•	Sales of handsets and accessories: For 2004, sales of handsets and accessories represented 11.1% of net revenues from operations in Spain, reflecting a 10.2% increase to €908 million for 2004 from €826 million for 2003. This increase was primarily the result of a 3.9% increase in commercial activity resulting from a 25% increase in gross additions (the gross number of new customers) from 2003, mainly derived from number portability and ongoing levels of handset upgrades in Spain in 2004 compared to 2003. This performance is also explained by the increase in the average price of handsets sold in 2004 as a result of a higher proportion of sales of high-end handsets.

•	Other services: Net revenues from operations derived from other services in Spain decreased by 16.1% to €130.3 million for 2004 from €155 million for 2003.

•	Latin American operations. Our Latin American operations accounted for 31% of net revenues from operations for 2004. Net revenues from operations for our Latin American operations increased by 41.4% to €3,659 million for 2004 from €2,588 million for 2003. The increase in net revenues from our Latin American operations was due to the following factors:

•	Wireless communications services: For 2004, wireless communications services represented 75.8% of net revenues from operations in Latin America, reflecting a 35.4% increase to €2,773 million for 2004 from €2,048 million for 2003, principally as a result of the consolidation of the operators acquired from BellSouth as from November 1, 2004 and Telefónica Móvil de Chile as from July 1, 2004, as well as an organic 13.9 million increase in the number of total customers of our Latin American operations in 2004 from 2003. Assuming constant exchange rates and excluding the change in our consolidation perimeter, the year-on-year growth rate in revenues from wireless communications services would have been approximately 22% in 2004 from 2003, principally as a result of the above-mentioned increase in the number of total customers of our Latin American operations, principally in Brazil, Mexico and Argentina.

•	Sales of handsets and accessories: For 2004, sales of handsets and accessories represented 18.6% of net revenues from operations in Latin America, reflecting a 82.7% increase to €681 million for 2004 from €373 million for 2003. This increase was due primarily to the consolidation of the operators acquired from BellSouth as from November 1, 2004 and Telefónica Móvil de Chile as from July 1, 2004, as well as an increase in gross additions, primarily in Brazil, Mexico and Argentina, and higher levels of handset upgrades by existing customers. Assuming constant exchange rates and excluding the change in our consolidation perimeter, the year-on-year growth rate in revenues from sales of handsets and accessories would have been approximately 66%, principally as a result of the increase in gross additions and handset upgrades discussed above.

•	Other services: Net revenues from operations derived from other services in Latin America were €205 million for 2004, representing 5.6% of net revenues from operations in the region and an increase of 22.5% from €168 million for 2003.

Other Revenues

Our other revenues increased by 42.8% to €217 million for 2004 from €152 million for 2003. The increase was primarily due to the change in our consolidation perimeter.

Operating Expenses

The following table presents, for the years indicated, the breakdown of operating expenses and the percentage variation from year to year:

	2003	2004	% Variation
	(euro in millions)
Services and goods purchased	2,593	3,676	41.8
External services and local taxes	2,582	3,041	17.8
Personnel expenses	486	540	11.1
Depreciation and amortization	1,421	1,611	13.4
Changes in operating provisions	99	87	(12.1)

Total operating expenses	7,181	8,955	24.7

Services and Goods Purchased. Services and goods purchased increased by 41.8% to €3,676 million for 2004 from €2,593 million for 2003. As a percentage of net revenues from operations, services and goods purchased increased to 31.1% for 2004 from 25.7% for 2003. This was a result of the following factors:

•	Spanish operations: Our Spanish operations accounted for 55.6% of our services and goods purchased for 2004. These expenses increased 13.2% to €2,046 million for 2004 from €1,807 million for 2003. This increase was primarily attributable to an increase in handset and accessory purchases resulting principally from the increase in the gross number of new connections in Spain, as well as a 15.3% increase in outgoing traffic to other operators that resulted in increased interconnection costs. As a percentage of net revenues from operations generated by our Spanish operations, services and goods purchased increased to 25.0% for 2004 from 24.0% for 2003.

•	Latin American operations: Our Latin American operations accounted for 44.6% of our services and goods purchased for 2004. These expenses increased 108% to €1,638 million for 2004 from €788 million for 2003 primarily as a result of an increase in handset and accessory purchases resulting from an increase in gross additions, primarily in Brazil, Mexico and Argentina, and higher levels of handset upgrades by exiting customers, as well as the consolidation of the operators acquired from BellSouth as from November 1, 2004 and Telefónica Móvil de Chile as from July 1, 2004. Assuming constant exchange rates and excluding the change in our consolidation perimeter, the year-on-year growth rate in services and goods purchased would have been approximately 83.6%, principally as a result of the increase in handset and accessory purchases discussed above. As a percentage of net revenues from operations generated by our Latin American operations, services and goods purchased increased to 44.8% for 2004 from 30.4% for 2003.

External Services and Local Taxes. Our expenses due to external services and local taxes increased by 17.8% to €3,041 million for 2004 from €2,582 million for 2003. As a percentage of net revenues from operations, these external expenses increased to 25.7% for 2004 from 25.6% for 2003. This was a result of the following factors:

•	Spanish operations: Our Spanish operations accounted for 57.9% of our total external expenses in 2004, as these expenses increased by 12.9% to €1,761 million for 2004 from €1,560 million for 2003. This increase was principally the result of higher commercial costs (customer acquisition, retention and advertising costs) resulting from increased competitive pressure based mainly on number portability. As a percentage of net revenues from Spanish operations, external expenses increased to 21.5% for 2004 from 20.8% for 2003.

•	Latin American operations: Our Latin American operations accounted for 41.2% of our total external expenses for 2004. External expenses for our Latin American operations increased by 23.6% to €1,252 million in 2004 from €1,013 million in 2003 principally due to higher commercial costs (customer acquisition, retention and advertising costs) associated with the increase in gross additions in Latin America, principally Brazil, Mexico and Argentina, as well as the consolidation of the operators acquired from BellSouth as from November 1, 2004 and Telefónica Móvil de Chile as from July 1, 2004. Assuming constant exchange rates and excluding the change in our consolidation perimeter, the year-on-year growth rate in services and goods purchased would have been approximately 16.2%, principally as a result of the increase in commercial costs discussed above. As a percentage of the net revenues from Latin American operations, external expenses decreased to 34.2% for 2004 from 39.1% for 2003.

Personnel Expenses. Our personnel expenses increased by 11.1% to €540 million for 2004 from €486 million for 2003. As a percentage of net revenues from operations, personnel expenses decreased to 4.6% for 2004 from 4.8% for 2003. This was a result of the following factors:

•	Spanish operations: Our Spanish operations accounted for 48.3% of our total personnel expenses for 2004. These expenses increased by 5.6% to €261 million for 2004 from €247 million for 2003. This increase was primarily due to a 1.3% increase in the average number of employees during 2004 compared to 2003, as well as increased employee salaries and benefits due to the renegotiation of our collective bargaining agreements with trade unions representing our employees in Spain on June 8, 2004. The new agreement applied retroactively to the entire 2004 fiscal year. As a percentage of net revenues from operations generated by our Spanish operations, personnel expenses decreased to 3.2% for 2004 from 3.3% for 2003.

•	Latin American operations: Our Latin American operations accounted for 45.3% of our total personnel expenses for 2004. These expenses increased by 25.4% to €244 million for 2004 from €195 million for 2003. This increase was primarily due to an increase in the number of employees resulting from the consolidation of Telefónica Móvil de Chile as from July 1, 2004 and the operators acquired from BellSouth as from November 1, 2004, as well as increased employee salaries and benefits. Assuming constant exchange rates and excluding the change in our consolidation perimeter, the year-on-year increase was approximately 12.1%, principally as a result of increased employee salaries and benefits due to the renegotiation of our collective bargaining agreement with trade unions representing our employees in Brazil. As a percentage of net revenues from operations generated by our Latin American operations, personnel expenses decreased to 6.7% for 2004 from 7.5% for 2003.

Operating Income Before Depreciation and Amortization

Operating income before depreciation and amortization increased by 5.3% to €4,701 million for 2004 from €4,463 million for 2003. As a percentage of net revenues from operations, operating income before depreciation and amortization decreased to 39.7% for 2004 from 44.3% for 2003. This was a result of the following factors:

•	Spanish operations: Our Spanish operations accounted for 89.3% of operating income before depreciation and amortization for 2004. Operating income before depreciation and amortization of our operations in Spain increased 6.6% to €4,200 million for 2004 from €3,939 million for 2003. This increase was principally due to higher wireless communications revenues, offset partially by the increased services and goods purchased expenses due to increased commercial activity in Spain. As a percentage of net revenues from operations, operating income before depreciation and amortization decreased to 51.3% for 2004 from 52.4% for 2003, principally as a result of higher commercial expenses.

•	Latin American operations: Our Latin American operations accounted for 12% of operating income before depreciation and amortization for 2004. Operating income before depreciation and amortization in our Latin American operations decreased 3.5% to €562 million for 2004 from €582 million for 2003, principally due to higher losses from our Mexican operations and lower margins from our Argentine operations due to the strong growth of their customer bases, partially offset by the consolidation of Telefónica Móvil de Chile as from July 1, 2004 and the operators acquired from BellSouth as from November 1, 2004. Assuming constant exchange rates and excluding the change in our consolidation perimeter described above, the year-on-year decrease would have been 20.7%, principally as a result of above-mentioned factors. As a percentage of net revenues from operations, operating income before depreciation and amortization decreased to 15.4% for 2004 from 22.5% for 2003.

Depreciation and Amortization. Depreciation and amortization increased by 13.4% to €1,611 million for 2004 from €1,421 million for 2003. As a percentage of net revenues from operations, depreciation and amortization decreased to 13.6% for 2004 from 14.1% for 2003. This was a result of the following factors:

•	Spanish operations: Our Spanish operations accounted for 44.7% of our total depreciation and amortization for 2004. This expense increased 1.8% to €720 million for 2004 from €707 million for 2003. As a percentage of net revenues from operations generated by our Spanish operations, depreciation and amortization decreased to 8.8% in 2004 from 9.4% in 2003.

•	Latin American operations: Our Latin American operations accounted for 50% of our total depreciation and amortization for 2004. This expense increased 19.1% to €805 million for 2004 from €676 million for 2003. This increase was principally a result of investment in our GSM networks in Mexico (€390.7 million) and Argentina (€104.5 million), as well as the consolidation of the operators acquired from BellSouth as from November 1, 2004 and Telefónica Móvil de Chile as from July 1, 2004. Assuming constant exchange rates and excluding the change in our consolidation perimeter described above, the year-on-year increase would have been 12.5%, principally as a result of investments in our GSM networks described above. As a percentage of the net revenues from operations generated by our Latin American operations, depreciation and amortization decreased to 22.0% for 2004 from 26.1% for 2003.

Changes in Operating Provisions. Changes in operating provisions decreased by 12.1% to €87 million for 2004 from €99 million for 2003. These expenses, as a percentage of net revenues from operations, decreased to 0.7% in 2004 from 1.0% for 2003.

Operating Income

As a result of the above factors, operating income increased by 1.6% to €3,090 million for 2004 from €3,042 million for 2003. Operating income, as a percentage of net revenues from operations, decreased to 26.1% for 2004 from 30.2% for 2003.

Non-Operating Expenses

Amortization of Goodwill. Amortization of goodwill decreased by 6.9% to €95 million for 2004 from €102 million for 2003. This decrease was principally the result of a decrease in the amortization of goodwill from our Mexican operations to €12 million for 2004 from €38 million for 2003 due to the reclassification of goodwill in Mexico to intangible assets (licenses).

Income (Losses) of Associated Companies. Our share in income (losses) of companies carried by the equity method resulted in a loss of €38 million for 2004, as compared to a loss of €81 million for 2003. This change resulted principally from the reduction in the losses of Medi Telecom and Ipse 200 in 2004 compared to 2003..

Financial Expense. Our financial expense decreased by 28.1% to €926 million for 2004 from €1,288 million for 2003, principally due to a decrease in our average debt in 2004 and lower financial costs in Brazil. See note 21 to the consolidated and combined financial statements and the discussion under “Item 11. Quantitative and Qualitative Disclosure About Market Risks” regarding hedging of foreign currency net investments by currency borrowings and other hedging instruments at December 31, 2004.

Financial Income. Our financial income decreased by 37.1% to €572 million for 2004 from €910 million for 2003. This decrease was due principally to a substantial decrease in exchange gains to €402 million in 2004 from €746 million in 2003, resulting mainly from a 1.6% depreciation in the Argentine peso against the US dollar in 2004 compared to a 13.0% appreciation in the Argentine peso against the US dollar in 2003.

Extraordinary Income (Expense)

Our extraordinary expense, net, was €93 million for 2004 compared to extraordinary expense, net, of €5 million for 2003. In 2004, extraordinary expenses consisted principally of our provision for the value of our investment in NewComm Wireless Services in Puerto Rico.

Corporate Income Tax

The provision for corporate income tax is based on pre-tax income calculated according to applicable tax law in Spain and in other jurisdictions in which we operate. The Spanish entities controlled by us form part of the Telefónica S.A.’s tax consolidation group and will continue to do so for as long as Telefónica S.A. owns at least 75% of our capital stock. The tax provision is calculated as an aggregate, with the corresponding adjustments, from the various income tax provisions posted by each operator.

Our corporate income tax expense increased to €898 million for 2004 from a tax expense of €890 million for 2003.

Minority Interests

Minority interests for 2004 resulted in a gain of €22 million compared to a gain of €21 million in 2003.

Net Income

As a result of the above factors, net income increased to €1,634 million for 2004 from €1,608 million for 2003. Net income, as a percentage of net revenues from operations, was 13.8% for 2004.

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

Our net revenues from operations increased by 10.2% to €10,070 million for 2003 from €9,140 million for 2002. This increase resulted from the following factors:

•	Spanish operations. Our Spanish operations accounted for 74.6% of net revenues from operations in 2003. Net revenues from our Spanish operations increased 9.9% to €7,513 million for 2003 from €6,834 million for 2002 due to the following factors:

•	Wireless communications services: For 2003, wireless communications services represented 86.9% of net revenues from operations in Spain, reflecting a 10.1% increase to €6,532 million for 2003 from €5,934 million for 2002. This increase resulted from a 6.8% growth in our customer base to 19.7 million at year-end 2003 from 18.4 million at year-end 2002. This increase was also a result of increased customer usage. Total traffic increased by 18.2% in 2003 compared to 2002. Minutes of usage of per contract customer also increased by 10% in 2003 compared to 2002. The use of wireless data services also increased in 2003. Net revenues from data services increased to €844 million in 2003 compared to €729 million in 2002. Of the €844 million in net revenues from data services in 2003, 76.3% were from SMS, or short message services, 14.9% from messages utilizing content services, .5% from MMS, or multi-media messaging services, and 8.3% from other data services.

•	Sales of handsets and accessories: For 2003, sales of handsets and accessories represented 11.0% of net revenues from operations in Spain, reflecting a 17.3% increase to €826 million for 2003 from €704 million for 2002. This increase was a result of the 18.8% increase in commercial activity in Spain in 2003 compared to 2002. This was primarily due to a 71% increase in handset upgrades from 4.05 million in 2003 to 2.36 million in 2002 largely due to the loyalty programs of Telefónica Móviles España.

•	Other services: Net revenues from operations derived from other services in Spain decreased by 20.8% to €155 million for 2003 from €196 million for 2002. This decrease was primarily due to M-Solutions no longer being consolidated in our financial statements as of March 31, 2003.

•	Latin American operations. Our Latin American operations accounted for 25.7% of net revenues from operations for 2003. Net revenues from operations for our Latin American operations increased in euro by 12.9% to €2,588 million for 2003 from €2,291 million for 2002. Exchange rate fluctuations had a negative impact of approximately 27 percentage points on revenues from Latin America. Excluding the impact of exchange rate fluctuations, the year on year growth rate was 39.5%. The increase in net revenues from our Latin American operations was due to the following factors:

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

Personnel Expenses. Our personnel expenses decreased by 11.1% to €486 million for 2003 from €546 million for 2002. As a percentage of net revenues from operations, personnel expenses decreased to 4.8% for 2003 from 6.0% for 2002. This was a result of the following factors:

•	Spanish operations: Our Spanish operations accounted for 50.8% of our total personnel expenses for 2003. These expenses decreased by 3.1% to €247 million for 2003 from €255 million for 2002. This decrease is primarily due to the sale of Telefónica Mobile Solutions to Telefónica Sistemas, S.A. in June 2003, and the 49% reduction in personnel cost of Terra Mobile (Telefónica Móviles Interacciona) due to a reduction of headcount. As a percentage of net revenues from operations generated by our Spanish operations, personnel expenses decreased to 3.3% for 2003 from 3.7% for 2002.

•	Latin American operations: Our Latin American operations accounted for 40.1% of our total personnel expenses for 2003. These expenses increased by 1.5% to €195 million for 2003 from €192 million for 2002. This increase was primarily due to the changes mentioned above in the consolidation of Brasilcel and Pegaso in 2003, offset by the depreciation in Latin American currencies, namely the 11.5% depreciation in the Argentine Peso and the 25.5% depreciation in the Brazilian real over the year. As a percentage of net revenues from operations generated by our Latin American operations, personnel expenses decreased to 7.5% for 2003 from 8.4% for 2002. The reduction of the headcount in Mexico during 2003 has contributed to the evolution of this cost.

Operating Income Before Depreciation and Amortization

Operating income before depreciation and amortization increased by 19.5% to €4,463 million for 2003 from €3,736 million for 2002. As a percentage of net revenues from operations, operating income before depreciation and amortization increased to 44.3% for 2003 from 40.9% for 2002. This was a result of the following factors:

•	Spanish operations: Our Spanish operations accounted for 88.3% of operating income before depreciation and amortization for 2003. Operating income before depreciation and amortization of our operations in Spain increased 13.8% to €3,939 million for 2003 from €3,461 million for 2002. This increase was principally due to the increases in average revenue per user, number of customers, and cost control measures principally related to customer acquisition and retention costs. As a percentage of net revenues from operations, operating income before depreciation and amortization increased to 52.4% for 2003 from 50.6% for 2002.

•	Latin American operations: Our Latin American operations accounted for 13.0% of operating income before depreciation and amortization for 2003. Operating income before depreciation and amortization in our Latin American operations decreased 1.9% to €582 million for 2003 from €593 million for 2002, principally as a result of the negative contribution of operating income before depreciation and amortization from our Mexican operations, due to the increased operational costs resulting from a 42.8% increase in new customers added in 2003 compared to 2002. As a percentage of net revenues from operations, operating income before depreciation and amortization decreased to 22.5% for 2003 from 25.8% for 2002. Excluding the impact of exchange rates, year on year the growth rate was 19.2%.

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

Financial Expense. Our financial expense increased by 39.8% to €1,288 million for 2003 from €922 million for 2002, principally due to a 6.9% increase in interest on payables to Telefónica Group companies to €324 million in 2003 from €303 million in 2002 as well as an increase in exchange losses to €646 million in 2003 from €502 million in 2002. The increase in financial expense is principally due to the changes mentioned above in the consolidation of Brasilcel and Pegaso in 2003. Our financial expenses for 2002 do not include the financial expenses originated by the acquisition of the UMTS license in Germany in the first half of 2002. These expenses were capitalized. See note 21 to the consolidated and combined financial statements and the discussion under “Item 11. Quantitative and Qualitative Disclosure About Market Risks” regarding hedging of foreign currency net investments by currency borrowings and other hedging instruments at December 31, 2003.

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

Liquidity and Capital Resource Requirements

Our principal liquidity and capital resource requirements consist of the following:

•	capital expenditures for existing and new operations, including the roll-out of GSM networks in Mexico and Argentina;

•	acquisitions of new licenses, or other wireless operators or companies engaged in complementary or related businesses, such as our acquisition of BellSouth’s wireless operations in Latin America, and Telefónica Móviles Chile;

•	debt service requirements relating to our existing and future debt; and

•	costs and expenses relating to the operation of our business.

Capital Expenditures. The following table presents our actual capital expenditures for 2002, 2003 and 2004:

	2002	2003	2004
	(millions of euros)
Spain	519	522	630
Latin America(1)	310	691	987
Others(2)	90	1	1

Total	919	1,214	1,618

(1)	Includes capital expenditures for years in which our Latin American operating companies are included in our combined financial statements.
(2)	Principally Telefónica Móviles, S.A. (parent company), Terra Mobile (now Telefónica Internacciona) and M-Solutions (transferred to T Data in 2003) and other European operations.

The above table does not reflect capital expenditures to acquire UMTS licenses in Spain, Germany, Italy, Austria and Switzerland. See “—Capital Expenditures for UMTS Licenses”.

Our total capital expenditures totaled approximately €1,618 million for 2004, €1,214 million for 2003, and €919 million for 2002. Our total capital expenditure was €311 million for the three months ended March 31, 2005. In each of these periods, the principal capital expenditures related to the build-out and development of our networks in Spain and the other countries in which we operate. In Spain, we substantially expanded the capacity of our digital network in order to accommodate the growth in our customer base and usage, and started the roll out of our UMTS network. In that period, we also made significant capital expenditures to increase the geographic coverage and capacity of our networks in Brazil and to build up GSM networks in México and Argentina.

Debt Profile

The following table presents, at December 31, 2004, our historical debt at both the holding company and operating company levels, as well as information regarding interest expense of the weighted average interest rates of such debt:

	Maturity		Total Debt	2004 Interest Expense	Weighted Average Interest Rate(2)
	Short- Term	Long- Term
	(millions of euros)
Historical debt:
Telefónica Móviles, S.A.(1)	1,723	7,268	8,991	319	4.87%
European operations	35	316	351	32	2.41%
Latin American operations	922	860	1,782	242	12.27%

Total	2,680	8,444	11,124	594	6.22%

(1)	Refers to parent company only.
(2)	After hedging.

Historical Debt. We had total debt in an aggregate principal amount of €11,124 million at December 31, 2004 and €7,145 million at December 31, 2003. At December 31, 2004, total debt consisted of €2,680 million in short-term debt and €8,444 million in long-term debt. At December 31, 2003, total debt consisted of €1,776 million in short-term debt and €5,369 million in long-term debt.

At December 31, 2004, approximately €9,615 million, or 86%, of our total debt was payable to the Telefónica Group, and approximately €1,509 million, or 14%, of our total debt was payable to banks and other financial institutions. Around 36% of our debt to Telefónica, S.A. was incurred in connection with the acquisition of BellSouth’s wireless operations in Peru, Venezuela, Colombia, Ecuador, Uruguay, Guatemala, Nicaragua and Panama. While we are a 92.46%-owned subsidiary of Telefónica, S.A., we believe that historically most of our debt to Telefónica, S.A. was substantially at market terms when arranged or incurred. In connection with the allocation of assets and debt lent to us by the Telefónica Group prior to our initial global public offering, the terms, particularly the weighted average interest rate of our debt to the Telefónica Group, was brought into line with available market terms.

Our total debt includes both fixed-rate and variable-rate debt. At December 31, 2004, approximately 41.7% of our debt was fixed-rate and the remainder of our debt was variable-rate. In April 2002, in coordination with Telefónica, S.A., we started a plan to restructure the profile of our debt. A significant portion of our cash and marketable securities on hand have been used to prepay our debt. Furthermore, we have also modified the fixed-rate versus variable-rate interest profile of our long-term debt. Our total debt also consists of debt denominated in euro, U.S. dollars, Brazilian reais, Chilean pesos, Colombian pesos, Mexican pesos and, to a lesser degree, other currencies. At December 31, 2004, and after taking into account hedging transactions, approximately 69.9% of our debt was denominated in euro, 9.7% in U.S. dollars; 7.4% in Brazilian reais, 4.9% in Chilean pesos, 2.9% in Mexican pesos, 2.3% in Colombian pesos, and a small amount in other currencies. We have entered into swaps and other derivative-based transactions, in large measure, to hedge interest-rate and exchange-rate risks relating to our debt. See note 17 to the consolidated and combined financial statements and the discussion under “Item 11. Quantitative and Qualitative Disclosure About Market Risks” for a discussion of our market risks relating to interest rates and foreign exchange rates at December 31, 2004.

The agreements and instruments governing the debt incurred by us do not, in our view, subject us to any material financial or negative covenants. By contrast, the agreements and instruments pertaining to the debt of our operating companies in Latin America impose various customary financial and negative covenants such as ratios of debt to Operating Income before Depreciation and Amortization and Operating Income before Depreciation and Amortization to financial expenses, limitations on asset sales, mergers, etc., and negative pledges. These debt instruments define Operating Income before Depreciation and Amortization as the sum of net income, (income/loss) attributable to minority interests, taxes, financial interests, amortization, depreciation and legal provision that do not require a cash disbursement, minus (gain/loss) of companies accounted for by the equity method. None of the debt of our operating companies contains cross-default or cross-acceleration provisions tied to the debt of Telefónica Móviles, S.A. (parent company). However, most of such debt contains customary cross default provisions to other debt of the same issuer and some of such debt contains cross default provisions relating to indebtedness of other companies in the group other than Telefónica Móviles, S.A. (parent company).

Debt Service Requirements. We have significant debt service requirements arising from debts payable to the Telefónica Group, which conducts the treasury operations for the Telefónica Group, and debts payable to banks and other financial institutions. These debt service requirements consist of interest payments, which are reflected in our statements of operations under “Financial expense,” and principal payments. Financial expense also includes the effects of foreign currency movements on debt denominated in currencies other than the euro. Our interest expense, excluding the effects of foreign currency movements, totaled approximately €594 million in 2004 as compared with €642 million in 2003. The interest expense resulting from the acquisition of BellSouth’s wireless operations in Latin America and the acquisition in July 2004 of Telefónica Móvil de Chile has been offset by the lower interest expense accrued by our operations in Brazil, Mexico and Argentina.

Historical Dividend Payments

Historically, Telefónica Móviles España, our Spanish operating company, made significant dividend payments to Telefónica, S.A., including €274 million in 1999 and €210 million in 1998.

On April 1, 2003, the Shareholders’ Meeting of Telefónica Móviles resolved to pay a gross cash dividend of €0.175 on each of the Company’s shares in circulation, with a charge to the “Additional Paid-in Capital” caption. This dividend was paid on June 18, 2003.

On April 16, 2004, the Shareholders’ Meeting of Telefónica Móviles resolved the payment of a gross cash dividend, with a charge to profits for fiscal year 2003, in the amount of €0.1838 on each of the Company’s current issued and outstanding shares. Payment was made on June 16, 2004, through the entities participating in the securities and clearing institution “Iberclear”.

On May 6, 2005, the Shareholders’ Meeting of Telefónica Móviles resolved the payment of a gross cash dividend, with a charge to profits for fiscal year 2004, in the amount of €0.193 on each of the Company’s current issued and outstanding shares. Payment will be made on June 15, 2005, through the entities participating in the securities and clearing institution “Iberclear” and the retentions required by applicable legislation will be applied.

Sources of Liquidity and Capital Resources

Our primary sources of liquidity and capital resources have traditionally consisted of the following:

Net Cash Provided by Operating Activities. Our principal source of liquidity has historically been cash provided by operating activities. Our cash provided by operating activities was €3,931 million in 2004 and €3,681 million in 2003.

Debt Financing Strategy. Although, in the future, we may seek to access local and international loan and debt capital markets, we intend to rely principally upon Telefónica, S.A. to make borrowings or issue debt securities on our behalf and then on-lend the net proceeds to us. We anticipate that the on-lending will be based on arm’s-length terms and will reflect the prevailing market conditions for borrowers and issuers of debt securities of similar credit quality to our own. We do not expect to pay any fees or other amounts to Telefónica, S.A., other than, possibly, amounts which will be insignificant, for its role in financing our liquidity or capital resource requirements. Telefónica, S.A. is under no obligation, however, to provide us with sources of liquidity or capital resources. Our debt outstanding in credit lines with the Telefónica Group was €7,479 million and €1,956 million at December 31, 2004 and December 31, 2003, respectively.

Shareholders’ Equity

We had shareholders’ equity of €4,720 million at December 31, 2004 and €4,040 million at December 31, 2003, under Spanish GAAP. As reflected in the consolidated and combined balanced sheets, net equity investment by Telefónica, S.A. consists of the accumulated undistributed net income of our company and our operating companies, capital contributions that had been made from time to time by Telefónica, S.A. and translation differences resulting from the effects of exchange rate fluctuations on the net assets of our companies domiciled outside of Spain. We intend to maintain a capital structure that will enable us to obtain and retain investment grade ratings from major rating agencies for any debt securities that we may issue in the future. We cannot be certain that our future financial requirements will not be greater than expected or that future conditions in the loan and debt and equity capital markets will not adversely affect our ability to meet these requirements, particularly if the cost of capital increases as we and other wireless operators seek increasingly large amounts of debt and equity financing to develop and expand our and their respective operations.

Committed Credit Lines

We maintain a committed line of credit with the Telefónica Group. This credit line totaled €7,730 million at December 31, 2004 and €2,195 million at December 31, 2003, of which €251 million and €239 million were unused at December 31, 2004 and December 31, 2003, respectively. This credit line contains customary default provisions that could impact the continued availability of credit or result in the acceleration of repayment. These events include bankruptcy, defaults in payment of other indebtedness, judgments against us that are not paid or insured or failure to meet or maintain certain covenants. We have no unused committed credit lines at December 31, 2003 with financial institutions. We do not maintain any uncommitted lines of credit.

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

Related Party Debt

	Telefónica Móviles	Telefónica Móviles España	Móviles Inter- acciona	Móviles México	Móviles Perú	Short Term	Long Term	Weighed average rate (1)	Use of Proceeds
(euro in millions)
Telefónica, S.A.	8,991	—	—	—	—	1,723	7,267	4.87%	☐ Investments in UMTS ☐ Capital participations ☐ Financing needs of subsidiaries ☐ Capital expenditures ☐ Operating expenditures ☐ Amortization of debt ☐ Financing costs
TELFISA-BEI	—	276	9	—	—	35	250	1.77%	☐ Capital expenditures
Telfisa México	—	—	—	40	—	40	—	8.64%	☐ Working capital
Telefónica del Perú S.A.A.	—	—	—	—	300	—	300	2.73%	☐ Working capital ☐ Capital expenditures

Total	8,991	276	9	40	300	1,798	7,817	4.73%

(1)	After hedging.

Reconciliation to U.S. GAAP

Our financial statements have been prepared in accordance with Spanish GAAP. Shareholders’ equity would have been €5,002 under U.S. GAAP compared to €4,720 million under Spanish GAAP at December 31, 2004 and €4,709 million under U.S. GAAP compared to €4,040 million under Spanish GAAP at December 31, 2003.

The increase in shareholders’ equity under U.S. GAAP in 2004 and 2003 as compared with shareholders’ equity under Spanish GAAP is principally related to business combinations, goodwill and other intangible assets and impairments, the treatment of start-up expenses and capital increase expenses under SFAS 109 and the effect of transactions with companies under common control. See Notes 21.1, 21.3 and 21.6 to our consolidated financial statements.

Net income would have been €1,622 under U.S. GAAP compared to €1,634 million under Spanish GAAP at December 31, 2004 and €1,818 million under U.S. GAAP compared to €1,608 million under Spanish GAAP for 2003. For 2002, net loss would have been €(3,645) million under U.S. GAAP compared to €(3,724) million under Spanish GAAP.

The increase in net income under U.S. GAAP in 2004 as compared with net income under Spanish GAAP is principally related to the effects of foreign currency exchange rates, revenue recognition, net amortization of goodwill, treatment of start-up expenses, capital increase expenses, and recognition of tax credits in periods initially awarded. See Notes 21.13, 21.4, 21.6, 21.1 and 21.3 to our consolidated financial statements.

The increase in net income under U.S. GAAP in 2003 as compared with net income under Spanish GAAP is principally related to the net amortization of goodwill, treatment of start-up expenses, capital increase expenses, recognition of tax credits in periods initially awarded, derivatives and hedging activities and revenue recognition principles. See Notes 21.6, 21.1, 21.3, 21.9, 21.11 and 21.4 to the consolidated financial statements.

The increase in net income under U.S. GAAP in 2002 as compared with net income under Spanish GAAP is principally related to the net amortization of goodwill, treatment of start-up expenses, capital increase expenses, derivatives and hedging activities and revenue recognition principles. See Notes 21.6, 21.1, 21.9 and 21.4 to our consolidated financial statements.

See note 21 to the consolidated and combined financial statements for a description of the principal differences between Spanish GAAP and U.S. GAAP as they pertain to us and for a quantitative reconciliation of net income and shareholders’ equity from Spanish GAAP to U.S. GAAP.

Hedging Policy

Exchange rate fluctuation (especially for Latin American currencies) has negatively impacted our results of operations. Specifically, consolidated operating income before depreciation and amortization for fiscal year 2004 was €4,701 million. Excluding the impact of currency fluctuation, consolidated operating income before depreciation and amortization would have been 0.7% higher for 2004 and 3.4% higher for 2003. In order to hedge the possible adverse impact of the exchange rate fluctuations on our operating results, we primarily seek to mitigate the impact on the value of our assets by financing the purchase of such assets, as well as our local operations by incurring debt denominated in local currencies when available and under attractive market conditions. Occasionally, we hedge this risk by entering into other financial instruments including exchange rate swaps. In accordance with our risk management policy in most cases we enter into hedging transactions to cover debt payments or payments denominated in foreign currencies. For further information on the risks we face, please see “Item 11 Quantitative and Qualitative Disclosure About Market Risk.”

Seasonality of Our Business

Our business is subject to a certain degree of seasonality, characterized by a higher number of new clients in summer and, as a result of increased handset sales, in the Christmas season. We believe that this seasonality is driven by Christmas marketing campaigns and higher mobile telephony usage during vacation periods, although we believe there is no intrinsic business rationale for this trend to continue in the future. In addition, roaming revenue derived from visitors who use Telefónica Móviles España’s network normally represents 2% to 3% of Telefónica Móviles España’s quarterly operating revenue. In the third quarter, such revenue normally increases to 4% to 5%, in line with increased visitors to Spain in the summer months.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We cooperate with the research and development departments of various handset manufacturers to ensure the development and success of CDMA 1XRTT, GPRS and UMTS-ready handsets with capacity to transmit data at high speeds. We engage in our own research and development to ensure compatibility between our services and products and the latest handset models and to develop new services. At the end of 1999 we set up a Development and Technologies Center dedicated to the development of wireless internet products and services. This center develops projects in conjunction with universities and Spanish and international companies in the wireless sector, to increase public awareness of the possibilities offered by wireless communications. We spent approximately €153 million in 2004, €190 million in 2003, and €275 million in 2002 on our research and development activities.

In November 2001, Telefónica Móviles España, together with Ericsson, Hewlett Packard and the regional government of Cataluña created Tempos21, Innovación en Aplicaciones Móviles, S.A., with the objective of conducting research and development on wireless services and applications based on the GSM, GPRS and UMTS standards or other technologies that may be developed. Tempos21, which began operations in 2002, is developing, implementing and managing wireless internet related products and other wireless services and applications for enterprises (B2B and B2B2C). Tempos21 also provides consulting services and develops integrated solutions for the aforementioned sectors. Telefónica Móviles España holds a 38.5% interest in Tempos21. We carry Tempos21 by the cost method in our consolidated and combined financial statements as of December 31, 2002, 2003 and 2004. The gross and net book value Tempos21 in our consolidated financial statements at December 31, 2003 amounted to €5,091 thousand and €3,489 thousand, respectively. The gross and net book value Tempos21 in our consolidated financial statements at December 31, 2004 amounted to €5,091 thousand and €1,096 thousand, respectively.

D. TREND INFORMATION

The penetration rate in the Spanish market for wireless services was 89.1% at December 31, 2004. We believe the wireless market in Spain will continue to grow, mainly driven by increased usage of voice and data services. While we believe the penetration rate in Spain will continue to increase, we do not expect that it will continue to grow at the same high rates that it experienced in the past.

In an increasingly competitive market, with strong competition in number portability and pressure on pricing, mainly in the corporate segment, we are focused on key initiatives to preserve our revenue leadership in the market, leading to increased commercial efforts:

•	in-depth market segmentation, with focus on customer value,

•	smart pricing to stimulate usage, launching segmented packages and innovative tariff options,

•	leverage UMTS to develop new services, deploying the network ahead of competitors.

In an effort to further increase customer loyalty and usage, Telefónica Móviles España is encouraging customer migration from its pre-paid plans to its contract plans. These migrations have supported the increase in the weight of the contract segment in the total customer base to 49% in 2004 (+8.5 percentage points compared to 2003) and has also encouraged increased spending from its contract customers. In 2004, migrations from pre-paid to contract plans reached 1.0 million customers.

Our high-quality offerings, efforts in innovation as well as the success of our policy to encourage migration has had a decisive impact on increasing usage trends. Total traffic posted an annual increase of 12% for 2004 as a whole. At the same time, our customers’ use of data and content services is also rapidly growing. We believe the UMTS deployment will speed up wireless data services usage.

Our operations in Latin America, although in an expansion phase of development in most countries, are generally at an earlier point in achieving the market penetration that we have in Spain. In this context, we are exploting the growth potential in our markets, leading to strong commercial efforts.

In Latin America our managed customer base increased from 30.3 million at December 31, 2003 to 52.7 million at December 31, 2004. The substantial portion of our growth in Latin America has resulted from our acquisitions and consolidation of certain of BellSouth’s wireless operators in October 2004, as well as our emphasis on pre-paid wireless services. At December 31, 2004, pre-paid customers accounted for 80.7% of our managed customers in Latin America.

We are capitalizing on the regional management of operations in the region, the integration of operators adquired to BellSouth and Group skills to enhance operating efficiency across our operations in Latin America.

We will also leverage other strategic business initiatives such as the launch of a single brand for our operations in Spanish-speaking markets, handset procurement, customer retention, global solutions for the corporate segment and integrated commercial offerings to consolidate competitive positions in our markets while increasing profitability.

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

E. OFF-BALANCE SHEET COMMITMENTS

We have commitments that could require us to make material payments in the future. These commitments are not included in our consolidated balance sheet at December 31, 2004. A summary of our principal off-balance sheet commitments as of the date of this annual report is provided below. These commitments are primarily contingent obligations in the form of guarantees for our subsidiaries and put and call rights with respect to some of our joint ventures. These arrangements allow us to provide the necessary credit support for some our subsidiaries to develop their operations and allow us to enter into joint ventures on market terms. As of the date of this annual report, we are not aware of any events that would result in the material reduction to us of any of these off-balance sheet arrangements. For a more detailed discussion of our off-balance sheet commitments please refer to notes 15 and 18 of our consolidated and combined financial statements.

IPSE 2000 (Italy)

Ferrovie Agreement

On October 25, 2000, IPSE 2000 entered into an agreement with Rete Ferroviaria Italiana S.p.A. (formerly known as Ferrovie dello Stato S.p.A.), an Italian railway company owned by the Italian government. Pursuant to this agreement, IPSE 2000 has been granted certain access rights to, and rights of use of, a specified portfolio of such railway company’s sites. On November 28, 2003 IPSE 2000 notified Ferrovie of its decision to revoke the agreement, which was rejected by Ferrovie and arbitral proceedings began on July 4, 2004. The parties subsequently reached a settlement in the amount of €93,360 thousand. Of this amount, Telefónica Móviles paid approximately €39,387 thousand in May 2005.

UMTS Guarantee

On December 11, 2000, a syndicate of banks agreed to issue a guarantee in an aggregate amount of €1,292 million on behalf of IPSE 2000 to the Italian Ministry of Treasury. This guarantee covered the deferred portion of IPSE 2000’s required payment for its UMTS license in Italy. As of December 31, 2004, the amount outstanding for the UMTS license was €722.0 million.

As of December 31, 2004, the guarantee amount was €746.9 million. Telefónica, S.A. has agreed to guarantee to the syndicate of banks up to a maximum amount of €436.7 million as of December 31, 2004. On December 27, 2002, we in turn agreed to guarantee Telefónica, S.A. for 91.79% of the amount guaranteed by Telefónica. This amount is in proportion to our participation in IPSE 2000.

Telefónica Móviles España (Spain)

UMTS Bank Guarantees

With respect to our UMTS license in Spain, we were required to provide bank guarantees totaling €1,100 million to secure the commitments assumed in our UMTS license application. These guarantees support several network build-out requirements, research and development requirements and job creation requirements, and were to be released from time to time as milestones were reached.

On July 28, 2003, following negotiations with the Ministry of Industry, Tourism and Commerce and the issuance of a new guarantee in the amount of €167.5 million by Telefónica Móviles España, we were released from these guarantees by the Secretary of State for Telecommunications and for the Information Society. On June 23, 2004 the Ministry of Industry, Tourism and Commerce, pursuant to a request made by Telefónica Móviles España, issued an order modifying the commitments assumed by Telefónica Móviles España for the exploitation of the UMTS service. As a result of the modification, the amount to be secured by Telefónica Móviles España, as guarantee of the fulfillment of both the commitments prior to the launch of the UMTS service as well as those regarding the first year of service were reduced to €157.5 million. At December 31, 2004, the guarantee amounted to €157.5 million.

Medi Telecom (Morocco)

Telefónica Móviles España, as a stockholder of Medi Telecom, signed in October 2000 a “Stockholders’ Support Agreement” together with Portugal Telecom and the BMCE Group. As of December 31, 2004, this commitment requires the signatories to jointly and severally provide up to €118.3 million in the event of noncompliance with financial clauses and up to €50 million in the event of a shortfall in funds at Medi Telecom, S.A. that prevent it from meeting its debt servicing obligations. If Medi Telecom, S.A. obtains given levels of operating income before depreciation and amortization during a certain period of time and if it fulfills all its obligations under the loan agreement, this financial commitment will be automatically cancelled.

NewComm Wireless (Puerto Rico)

On April 20, 2005, we agreed to counter guarantee Telefónica, S.A. for its guarantee of the NewComm Wireless Services, Inc.’s obligations under a US$61 million bridge loan granted by ABN AMRO. This loan matures on June 30, 2008, with a possible extension of two additional years. Additionally, on April 20, 2005, we agreed to counter guarantee Telefónica, S.A. for its guarantee of NewComm Wireless Services, Inc.’s obligations under a Subordinated Loan of up to US$40 million granted by ABN AMRO for the payment of amounts due under NewComm’s FCC licenses. This loan matures on June 30, 2010.

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

GTM

We have issued a support letter in Mexico for our affiliate Grupo de Telecomunicaciones Mexicanos S.A de C.V., or GTM. This is a letter of support for GTM’s request to the Mexican regulator, COFETEL, for a national long distance license. The maximum amount of the support commitment is 124,154,700 Mexican pesos (approximately €8.1 million considering an exchange rate of 15.3438 Mexican pesos per euro).

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

BellSouth Colombia and Comunicaciones Móviles del Perú (Colombia and Peru)

On October 28, 2004, Telefónica Móviles, S.A. entered into counter guarantees on behalf of Telefónica, S.A. for the following obligations guaranteed by Telefónica, S.A.: (a) a bridge loan between BellSouth Colombia, S.A. and Santander Overseas Bank, Inc. in the amount of US$273.9 million and Santander Colombia, S.A. in the amount of US$23.5 million, maturing on October 28, 2005; and (b) a syndicated loan between BellSouth Perú, S.A. (currently named Comunicaciones Móviles del Perú, S.A.) and ABN Amro in the amount of US$200 million, maturing on February 25, 2006.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth aggregate information about our principal contractual obligations by type of obligation at December 31, 2004, and the periods in which payments are due.

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(million of euros)
Debentures and Bonds	84	9	75	—	—
Other Instruments Negotiable	—	—	—	—	—
Notes Payable	65	65	—	—	—
Loans and credits	7,677	1,248	5,376	721	333
Loans and credits Foreign Currency	3,201	1,379	532	951	339
Financial Guarantee (1)	401	400	31	10	8
Dividends (2)	852	852	—	—	—

Total	12,281	3,955	5,983	1,671	672

(1)	Guarantees of Ipse’s debt to the Italian State for the deferred payment of the UMTS license awarded in that country, in the percentage corresponding to Telefónica Móviles, S.A. This guarantee initially amounted to €1,292 million, having subsequently been reduced to the total actual guaranteed amount of €746.9 million.
(2)	Our Ordinary General Meeting of Shareholders held on May 6, 2005 approved the payment of a dividend of €0.193 per share. The total amount in dividends to be paid by Telefónica Móviles, S.A. is €835.8 million.

Additionally, the Telefónica Móviles Group has contractual obligations that by their nature are not included in the financial statements as of December 31, 2004. These contractual obligations are shown by type of obligations and payment in the following table:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(million of euros) (1)
Capital leases obligations	13	7	3	2	1
Operating leases	1,052	154	343	182	372
Unconditional purchase obligations	786	654	126	4	2
Other long term obligations (OPEX)	303	75	114	114	0

Total	2,155	891	586	302	376

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Management

Board of Directors

Under the Spanish Corporation Law, the board of directors is responsible for management, administration and representation of the company in all matters concerning our business, subject to the provisions of the by-laws (estatutos) and resolutions adopted at the general shareholders’ meetings. The board of directors will seek to propose candidates for election to the board of directors so that a majority of candidates are from outside of our company, including both independent directors and representatives of our controlling shareholder, Telefónica, S.A. The “Good Corporate Governance” standards of the Spanish National Securities Commission, (Comisión Nacional del Mercado de Valores), or CNMV, and the Rules and Regulations governing our board of directors, specify that independent directors must be individuals who meet conditions that ensure their impartiality and objectivity, including that:

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

Delegate Committee

The delegate committee functions as our Executive Committee of the board of directors to which are delegated all of the powers of the board of directors other than powers specified as non-delegable under the Spanish Corporation Law and our by-laws. On April 29, 2003, the Board of Directors, resolved, without prejudice to the powers already delegated to the Committee and in line with the recommendations on Good Governance, to entrust to the Committee the functions that are normally assigned to strategy committees. The mandate of the Executive Committee has thus been renewed.

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

In addition, as provided for by new article 19 bis, approved by our last General Ordinary Shareholders Meeting held on April 16, 2004, the Audit and Control Committee is responsible for:

(i)	reporting through its Chairman to the General Shareholders Meetings on the matters raised there by the shareholders on subjects within the Committee’s scope;

(ii)	proposing to the Board of Directors, for submission to the General Shareholders Meeting, the appointment of the auditor referred to under Article 204 of the Joint Stock Companies Law, as well as the terms of the retainer thereof, the scope of the professional assignment and the renewal or revocation of the appointment, as pertinent;

(iii)	supervising the internal auditing services (as part of this responsibility, in 2004, the audit and control committee supervised several internal investigations performed from time to time in response to allegations of possible breaches of our internal control systems or other wrongdoing, none of which resulted in the audit and control committee determining that there had been a material breach of our internal control system or other wrongdoing);

(iv)	examining the financial information reporting process and the internal control oversight systems; and

(v)	maintaining the relationship with the auditor, to receive information on such matters as may jeopardize the latter’s independence, and any other matters related to the process of conducting financial audits, as well as receiving information and maintaining the communication with the Auditor as provided for in the auditing legislation and in the technical rules for auditing.

Nominating and Compensation Committee

The nominating and compensation committee assists in the nomination of directors and is responsible for proposing the compensation and incentive plans for the board of directors and senior management of our company.

Directors

The following are our current directors and their respective positions and ages at June 23, 2005:

Name	Age	Position	Date of appointment
Antonio Viana-Baptista(1)	48	Chairman and Chief Executive Officer	August 29, 2002
Luis Lada Díaz	55	Director	August 10, 2000
José María Alvarez-Pallete López	41	Director	May 6, 2005
Lars M. Berg	57	Director	October 20, 2000
Miguel Angel Canalejo Larrainzar	63	Director	October 20, 2000
Maximino Carpio García	60	Director	October 20, 2000
Fernando Xavier Ferreira	56	Director	October 20, 2000
Victor Goyenechea Fuentes	54	Director	October 20, 2000
Antonio Massanell Lavilla	50	Director	October 20, 2000
Alfonso Merry del Val Gracie	58	Director	October 20, 2000
Fernando de Almansa Moreno-Barreda	56	Director	April 1, 2003
Alejandro Burillo Azcarraga	53	Director	April 1, 2003
Javier Echenique Landiribar	53	Director	May 6, 2005
José María Más Millet(1)	51	Director and Secretary	June 18, 2002

(1)	Mr. Antonio Viana-Baptista and Mr. José María Más Millet were appointed by the Board of Directors through a cooptation procedure and their appointments were ratified by the General Shareholders Meeting held on April 1, 2003. See “—Management—Board of Directors” for a description of the cooptation procedure.

Directors serve a five-year term from the date of appointment, and may be re-elected for additional terms.

A significant majority of our directors (13) are non-managing directors. Furthermore, we have appointed five independent directors to satisfy requirements of the Good Corporate Governance Standards and the rules of the New York Stock Exchange. Messrs. Berg, Canalejo Larrainzar, Merry del Val, Echenique and Más Millet are the independent directors on the board of directors. Likewise in accordance with the rules of the board of directors eight directors have been proposed for appointment by the majority shareholder. Mr. Lada Díaz, Mr. Álvarez-Pallete López, Mr. Carpio García, Mr. Goyenechea Fuentes, Mr. Massanell Lavilla, Mr. Ferreira, Mr. Burillo and Mr. de Almansa Moreno-Barreda have been proposed for appointment by our majority shareholder Telefónica, S.A.

The delegate committee of the board of directors consists of Messrs. Viana-Baptista, Álvarez-Pallete López, Merry del Val Gracie, de Almansa Moreno-Barreda, Canalejo Larrainzar, Echenique Landiribar, Lada Díaz, and Más Millet and is chaired by Mr. Viana-Baptista.

The audit and control committee of the board of directors consists of Messrs. Echenique, Canalejo and Álvarez-Pallete and is chaired by Mr. Echenique.

The nominating and compensation committee of the board of directors consists of Messrs. Más Millet, Echenique, Carpio García, Merry del Val and Berg and is chaired by Mr. Más Millet.

Executive Officers

The executive officers are elected by, and serve at the pleasure of, the board of directors. Below is a list of our current executive officers and their respective positions with our company and ages at June 23, 2005.

Name	Age	Position
Antonio Viana-Baptista	48	Chairman and Chief Executive Officer
Ernesto López Mozo	41	Chief Financial Officer
Fernando Herrera Santa María	44	Chief Commercial Officer of Telefónica Móviles España, S.A.

Name	Age	Position
Antonio Hornedo Muguiro	50	General Counsel and Vice Secretary (non-member) of the Board of Directors
Ignacio Camarero García	55	Chief Operating Officer of Telefónica Móviles España, S.A.
Belén Amatriaín Corbi	46	Chief Executive Officer of Telefónica Móviles España, S.A.
Manuel Costa Marques	45	General Manager of Development of Latin American Business
Luis Miguel Gilpérez	45	Executive Director of the International Area of Telefónia Móviles
José Molés Valenzuela	49	General Manager of Telefónica Móviles Mexico
Emilio Gayo Rodríguez	40	General Manager of Operations of Telefónica Móviles
Eduardo Caride	49	General Manager for Argentina, Chile and Uruguay

The following is the biographical information for each of our directors:

Antonio Viana-Baptista serves as Chairman and Chief Executive Officer since August 2002. He is an economist who graduated from the Catholic University of Lisbon in 1980. He has a post graduate in European Economy (1981), and an MBA, obtained with a distinction mention, from INSEAD (Fontainebleu). He is member of the board of directors, the Delegate Committee of Telefónica S.A. He is also Chairman of Telefónica Móviles España, S.A. and member of the board of directors of Telefónica Internacional, S.A., Portugal Telecom SGPS, Brasilcel N.V., Telefónica de España, S.A. and Telefónica de Argentina, S.A. Until July 2002, he served as President of Telefónica Internacional and Executive President of Telefónica Latinoamerica. Before that he also served from 1991 until 1996, as Executive Director of BPI (Banco Portugues de Investimento). From 1985 until 1991 Mr. Viana-Baptista was Principal Partner of McKinsey & Co. in Madrid and Lisbon.

Luis Lada Díaz serves as a director. He is currently board member and General Manager for Corporate Strategy and Regulatory Affairs of Telefónica, S.A. He holds a degree in telecommunications engineering and joined the Telefónica Group in 1973 in the Research and Development Department, rising through the ranks to hold various managerial and executive positions. In 1989, Mr. Lada was Deputy General Manager for Technology, Planning and International Services when he left the Telefónica Group to join Amper Group, a telecommunications systems and equipment manufacturer as General Manager for Planning and Control. Mr. Lada returned to the Telefónica Group in 1993 as Controller of the Subsidiaries and Participated Companies. In 1994, he was appointed as CEO of Telefónica Móviles España S.A., and was promoted to Chairman of Telefónica Móviles, S.A. in August 2000. He served as President until July 2002 after which he accepted his present position. He also serves on the board of directors of Telefónica Internacional, S.A., Telefónica, S.A., Sudestecel Participaçoes, S.A. and Sogecable, S.A.

José María Álvarez-Pallete López serves as a director. He is currently Chairman and Chief Executive Officer of Telefónica Internacional. He began his career at Arthur Young Auditors in 1987. In 1988, he joined Benito & Monjardin/Kidder, Peabody & Co., where he held various positions in the research and corporate finance departments. In 1995, he joined Valenciana de Cementos Portland (Cemex) as head of the Investor Relations and Studies department. In 1996, he was promoted to Financial Manager for the company in Spain, and in 1998 to General Manager for Administration and Financial Affairs for Cemex Group’s interests in Indonesia, headquartered in Jakarta. José María Álvarez-Pallete joined Telefónica in February 1999 as CFO of Telefónica Internacional. In September of the same year, he became CFO of Telefónica, S.A. He is also a member of, among aothers, the following Boards of Directors: Telefónica de España, Telefónica Móviles España, Telefónica Data, TPI, Telefónica de Argentina, Telesp, CTC Chile, Telefónica del Perú, and Telefónica Larga Distancia de Puerto Rico. Mr. Álvarez-Pallete holds a graduate degree in Economics from the Complutense University of Madrid. He also studied Economics at the Université Libre de Belgique.

Lars M. Berg serves as a director. Since August 2000, Mr. Berg has been an independent investor and consultant and non-executive board member of several companies in the telecommunications and financial industries, and currently serves as a director of Telefónica Móviles Colombia and Telcel Venezuela and, among others, Eniro AB, Ratos AB, Net Insight AB, Anoto Group AB and Viamare Investment AB. In March 1999, he joined Mannesmann AG, Dusseldorf, as one of the members of the Executive Board, responsible for telecommunications, and from 1994 until 1999 he was President and Chief Executive Officer of Telia AB, a telecommunications operator in the Nordic/Baltic area. Between 1970 and 1994 he held various management positions in the Ericsson Group, including the position of President of Ericsson Venezuela, Ericsson Radio Systems Sweden AB, Ericsson Cables AB and Ericsson Business Networks AB, among others. He was a member of the Ericsson Corporate Management Committee for 10 years. Mr. Berg received a degree in business administration from the Gothenburg School of Economics in 1970.

Miguel Angel Canalejo Larrainzar serves as a director. In 1967 he began working for Union Carbide Corporation. In 1977 he was appointed Chairman and Managing Director of Unión Carbide Navarra and Unión Carbide Ibérica. In July 1984, Mr. Canalejo joined Standard Eléctrica, S.A., as Managing Director. From December 1986 until December 2000 he was Chairman and Chief Executive Officer of Alcatel Spain. From January 1996 until September 2000 he served as President of Alcatel Latinamérica. At present he is, among others, a member of the board of directors of Unión Fenosa, S.A., Azcoyen, S.A., Sodena, S.A., Nazca Capital, S.G.E.C.R. and FYCSA and Sodena, S.A. He studied at the Escuela Técnica Superior de Ingenieros Industriales in Madrid and completed his professional training at IESE.

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

Fernando Xavier Ferreira serves as a director. Currently, Mr. Ferreira is the Chief Executive Officer of the Telefónica Group in Brazil and member among others of the Board of Directors of Telesp, S.A., Brasilcel, N.V., Tele Sudeste Celular Participações, S.A., Tele Leste Celular Participações, S.A., Celular CRT Participações, S.A., Tele Centro Oeste Participaçoes, S.A. and Telesp Celular, S.A. During 1998, Mr. Ferreira served as member of ANATEL. From 1995 to 1998, he was General Director of Telebrás and president of the board of directors of Embratel and Telesp S.A. Mr. Ferreira was President of Telecomunicações do Paraná S.A. Telepar from 1997 to 1999 and Vice President of that company from 1979 to 1987. He is currently a member of the Latin-America Committee of the New York Stock Exchange and the Global Infrastructure Commission. Mr. Ferreira received a degree in electric engineering from Rio de Janeiro’s Catholic University in 1971.

Victor Goyenechea Fuentes serves as a director. He is also a member of the boards of directors of, among others, Hispasat, S.A., IP Sistemas, S.A., and a member of the Advisory Board of Nokia. He served in the past as Deputy Director General of Banco Bilbao Vizcaya Argentaria since 1986 and managed BBVA’s Telecommunications, Media and Internet Unit From 1974 to 1986, he worked at Telefónica de España, S.A. as Deputy General Manager (“Subdirector General”). Mr. Goyenechea received his undergraduate degree in business and economics from the Universidad Comercial de Deusto, and a masters degree in strategic planning from the same institution. Currently he is retired and works as an independent consultant.

Antonio Massanell Lavilla serves as a director. He is also a senior Executive Vice President of Caja de Ahorros y Pensiones de Barcelona, “la Caixa,” and member of the board of directors of Telefónica, S.A., and among others, Port Aventura, S.A. and Baqueira Beret, S.A., ServiHabitat, S.A., and e-la Caixa. As a representative of Caja de Ahorros y Pensiones de Barcelona, he has worked with the Telefónica group in the deployment of Caja de Ahorros y Pensiones de Barcelona’s corporate telecommunications network. Mr. Massanell has a B.A. degree in Economics and Business Administration from the University of Barcelona.

Alfonso Merry del Val Gracie serves as a director. From 1976 until October 2000 Mr. Merry Del Val was Chief Executive Officer of Hipermercados Continente (España). He currently serves as a member of the board of directors of among others, NH Hoteles, S.A., J. García Carrión, S.A., Corporación Uriach, AEGON Unión Aeguradora, S.A. and Terra Networks, S.A. He has also served as CEO of the merged Company Carrefour in Spain. Mr. Merry Del Val studied Business Administration at Bocconi University in Milan and holds a master degree in Business Administration from Pavia University.

Javier Echenique Landiribar serves as a director and is the Chairman of the Audit and Control Committee. He currently serves as a member of the boards of directors of Telefónica Móviles México, S.A. de C.V. and, among others, ACS Actividades de Construcción y Servicios, S.A., URALITA, S.A., Parques Reunidos, S.A., Willis Iberia,

Edhart y Cía. And Grupo Porres (Mexico). Over the last five years he has served as a member of the boards of directors of Telefónica de España, S.A., Sevillana de Electricidad, S.A., Autopistas Concesionaria de España, S.A., Finanzia Banco de Crédito, S.A., Metrovacesa and Grupo AXA Aurora. Mr. Echenique served from 1990 as executive officer at various areas of BBVA. He received a degree in economics in 1974.

José María Mas Millet serves as a director and Secretary of the board of directors and is the Chairman of the Nominating and Compensation Committee. Mr. Mas is a member of the boards of directors of Telefónica Móviles Colombia, S.A. and, among others, NH Hoteles, S.A., SOS CUETARA, S.A., SOTOGRANDE, S.A., Aumar, S.A. and Telcel Venezuela. From 1997 to April 2001, Mr. Más served as General Counsel of Telefónica, S.A. and Secretary of its board of directors. From 1995 to January 2000 he served on the board of directors of Caja de Ahorro de Valencia, Castellón y Alicante. Prior to 1997, Mr. Mas holds a degree in law.

José Fernando de Almansa Moreno-Barreda serves as a Director. He joined the Spanish Diplomatic Corps, and served from 1976 to 1992, as Secretary of the Spanish Embassy in Brussels, Cultural Counsellor of the Spanish Representation to Mexico, Chief Director for Eastern European Affairs and Atlantic Affairs Director in the Spanish Foreign Affairs Ministry, Counsellor to the Spanish Permanent Representation to NATO, in Brussels, Minister-Counsellor of the Spanish Embassy in the Soviet Union, General Director of the National Commission for the 5th Centennial of the Discovery of the Americas, and Deputy General Director for Eastern Europe Affairs in the Spanish Foreign Affairs Ministry. From 1993 to 2002, Fernando de Almansa was appointed Chief of the Royal Household by His Majesty King Juan Carlos I, and is currently Personal Adviser to His Majesty the King. He is Member of the Board and President of the International Affairs Commission of this Board at Telefónica, S.A., and Member of the Board at Telefónica del Perú, S.A., Telefónica de Argentina, S.A., Telesp and BBVA Bancomer Mexico. He holds a degree in Law from the University of Deusto (Bilbao, Spain)

Alejandro Burillo Azcárraga serves as a director. He is a founding member of Televisa, and participates in different executive positions in various companies such as PanAmSat, Univisión and ECO among others. In 1996, Alejandro Burillo created Grupo Pegaso, to concentrate his different businesses. In 2000, he decided to transfer his participation in Televisa, being at the time the second major shareholder of the company. Currently, he is the President of the board of directors of Grupo Pegaso, a holding company which owns interests in several companies such as Pegaso PCS, Grupo Wcom, Televisión Internacional, S.A. de C.V., and PanAmSat de México. He also has interests in sports businesses, (being the owner of different soccer teams in Mexico and the adviser of the FIFA President) and in the cultural area, he is founder of Casa Lamm, which promotes different artists in Mexico, and participates in beneficial institutions in Mexico.

The following is the biographical information for our executive officers:

Ernesto López Mozo serves as Chief Financial Officer. Mr. López is a member of the board of directors of Telefónica Móviles España, S.A., Telefónica Móviles México, S.A. de C.V., Brasilcel N.V., MobiPay International, S.A., and Telcel Venezuela. He was previously a senior manager in the financing department of Telefónica, S.A. where he was also responsible for relationships with credit rating agencies. Before joining Telefónica in March 1999, Mr. López worked for five years at J.P. Morgan where he was a Vice President in charge of the interest rate derivatives trading desk for Spain and Portugal for three years. At J.P. Morgan, he was also involved in sales to mutual and pension funds. Prior to joining J.P. Morgan, Mr. López worked as an engineer, managing the construction of highways and other infrastructure. He holds a degree in civil engineering from ETSICCP in Madrid and a Masters in Business Administration from the Wharton School.

Fernando Herrera Santa María serves as Chief Commercial Officer of Telefónica Móviles España, S.A. Mr. Herrera is a member of the board of directors of Telefónica Móviles España, S.A. and Chairman of Group 3G UMTS Holding and 3G Mobile AG. He has a degree in economics from the Universidad Complutense de Madrid and a masters in business administration from IESE. Mr. Herrera has eight years of experience in the telecommunications industry holding various managerial positions within the Telefónica Group. Prior to this appointment he acted as general Manager of Resources and Management Control of Telefónica Móviles España. He also serves on the board of directors of Telefónica Móviles España S.A.

Antonio Hornedo Muguiro serves as the General Counsel and Vice-Secretary (non-member) of the board of directors. He serves as director of Telefónica Móviles El Salvador, S.A. de C.V., Telefónica Móviles Guatemala,

S.A., Telefonica Móviles Panamá, S.A. and Telcel Venezuela. Mr. Hornedo also serves as Secretary (non-member) of Seguros de Vida y Pensiones-ANTARES, S.A. He served as Secretary for Fonditel, EGFP from 1993 to 2000. Until March 1999, he worked as a legal counsel for Telefónica de España.

Ignacio Camarero García serves as Chief Technology Officer. Mr. Camarero currently also serves on the board of directors of Telefónica Móviles España, S.A. Telefónica I+D, S.A. and MobiPay España, S.A. From 1996 to 1998 he served as Vice President and General Manager of Southern Europe for Motorola Inc. and from 1998 to 2001 as Manager of Technology at Airtel España. Mr. Camarero received his degree in physics from the Universidad de Valladolid.

Belén Amatriaín Corbi serves, since May 2005, as Chief Executive Officer of Telefónica Móviles España. She was previously, from June 2000, Executive Chairman of Telefónica Publicidad e Información (TPI). She joined the Telefónica Group in 1997 as head of marketing at TPI-Yellow Pages. Two years later she was appointed Chief Operating Officer of the Internet and New Technologies area and to the board of directors of Euredit, which publishes Europages. Ms Amatriain began her professional career in American food multinational Kraft General Foods’ mass marketing department, where she was Product Manager. She continued her career in the Advertising department of BSB, part of the Saatchi & Saatchi group, as Account Manager. She then joined the advertising multinational GREY, where she was Customer Services Director and Director of Media Relations. She was also the founder of Marketing Plan, a retail marketing consultancy, and was Sales and Marketing Director at King’s Educational Group. She earned a degree in law and economics from ICADE.

Luis Miguel Gilpérez serves as Executive Director of the International Area of Telefónia Móviles. Mr. Gilpérez also serves on the board of directors of Medi Telecom, S.A., Telefónica Móviles México, S.A. de C.V., Brasilcel, N.V., Tele Leste Celular Participaçoes, S.A.A, Tele Sudeste Celular Participaçoes, S.A., Celular CRT Participaçoes, S.A., Telesp Celular Participaçoes, S.A. Tele Centro Oeste Celular Participaçoes, S.A., Comunicaciones Móviles del Perú, Telefónica Móviles Colombia, Telcel Venezuela, Telefónica Móviles Panamà, Telefónica Móviles Nicaragua and Telefónica Móviles Guatemala y Companía, among others. He is also de Chairman of MobiPay International, S.A. Mr. Gilpérez has a degree in Industrial Engineering and an MBA. He began his career at an insurance company, where he worked for six years, in various departments. He joined the Telefónica group in 1981, where he has worked since. He has particularly been involved with activities related to mobile telephony. He was in charge of the service’s commercial activities from 1987 to 1993, when Telefónica Móviles España was created. At Telefónica Móviles España he has held management positions in virtually all its business areas.

Manuel Costa Marques serves as General Manager of Development of Latin American Business. From 1984 until 1990 he served as Executive Board Member of various financial institutions including a brokerage firm, two leasing companies and CISF, a listed Bank, where he was one of the three members of CISF’s Board Executive Committee. From 1990 until 1997 he was President, CEO and major shareholder of SISF, a holding company of various financial companies. SISF later became part of the Banco Portugues de Investimento Group. In 1997 he served as Managing Director of Banco Portugues de Investimento heading privatizations of companies, and as Executive Board member of Finangest, the holding company of all major Portuguese state industrial participations. Mr. Costa Marques also serves as Head of Strategic Planning, M&A and Corporate Finance, and member of the board of directors of Telefónica Internacional, S.A. Mr. Costa Marques also served as a member of the board of directors of Emergia N.V. from June 1999, until December 2002. He serves on the Board of Directors of Telefónica Móviles México, Brasilcel, Telefónica Móviles el Slavador, Telefónica Móviles Guatemala, Telefónica Móviles Colombia and Telcel Venezuela, among others.

José Molés Valenzuela is acting General Manager of Telefónica Móviles Mexico. Mr. Molés also serves on the Board of Directors of Telefónica Móviles México, S.A. de C.V., Telefónica Móviles Guatemala, S.A., Telefónica Móviles El Salvador, S.A. de C.V. and Telefónica Móviles Perú, S.A.C. Mr. Valenzuela began working for the Telefónica group in 1977, where he held various posts with responsibility for fixed-line telephony, engineering, data and mobile telephony in Spain and Argentina. Subsequently, from 1995 to 1996 he was the general manager for Unifón, the then mobile operator of the Telefónica group in Argentina. From 1997 to 2000, Mr. Valenzuela serves as general manager of Celular CRT, the mobile operator of the Telefónica group in Brazil. In February 2000, he became the general manager of Telefónica Móvil de Chile. Mr. Valenzuela holds an engineering degree from UNED, and a masters in business administration.

Emilio Gayo serves as the General Manager of Operations of Teléfonica Móviles. He was previously a senior partner in Europraxis Consulting in charge of Telecommunication Industry and a member of its board of directors. Prior to joining Europraxis Consulting, he worked at Bain & Company and ATT Network Systems. Mr. Gayo has a degree in telecommunications engineering from the Universidad Politécnica de Madrid and a masters in business administration from IESE.

Eduardo Caride began his career with Deloitte & Touche. In 1981, he joined Citibank, holding several management posts until 1990, when he joined Telefónica de Argentina, S.A., where he was responsible for the Finance, Insurance, Internal Auditing, Budget and Investor Relations departments. In 1997, he was appointed Head of the Residential Communications Business Unit. In 1998, he became General Manager. Mr. Caride joined Emergia as Chief Operating Officer and in June 2001 he was appointed Executive Chairman of Telefónica Data and Emergia. In 2004, he was appointed General Manager for Argentina, Chile and Uruguay at Telefónica Móviles. He holds a degree as a certified public accountant and a graduate degree in business administration, both from the Economics Faculty of the University of Buenos Aires. Mr. Caride is a member of the Boards of Directors of Telefónica Móviles Chile, Telefónica Comunicaciones Personales and Abiatar (Uruguay).

B. COMPENSATION

Compensation of Directors and Executive Officers

The compensation paid to our directors consists of a fixed and defined allocation, fees for attendance at meetings of our board committees, and, since October 2004, an additional fixed and defined allocation for membership of the board committees, except for the President of the Delegate Committee, who does not receive this additional allocation. The Executive Directors receive the respective payments for discharging their duties.

In 2004, the aggregate compensation of all of our directors paid or accrued by us was €3,085,523, as described in the following table:

Year 2004
(euro)
Salaries(1)	698,411
Variable compensation(1)	601,012
Fixed remuneration (2)	1,430,532
Fixed remuneration for being members of the committee	42,500
Attendance fees	120,747
Benefits in kind(3)	60,211
External services(4)	132,199

Total	3,085,523

(1)	Compensation for Executive Directors.
(2)	Includes compensation directors received for belonging to the Board of Directors of other Companies in the Telefónica Móviles Group.
(3)	Includes health insurance, housing and life insurance for Executive Directors.
(4)	Includes compensation received by MELOG, BBVA and José María Más Millet for advisory and consulting services. See “Item 7.B Related Party Transactions—Agreement with Mr. Lars Berg” and “Item 7.B Related Party Transactions—Agreement with José María Más Millet.”

The following tables set forth the compensations received by our Directors in 2004:

Board of Directors. Annual amount of the fixed allowance received by each Director:

Year 2004
(euro)
Chairman	97,614
Members	97,614
Secretary	97,614

Other Board Committees.

Fixed amount for membership of Board Committees:

Position	At Year-End 2004
President(1)	5,000
Member	2,500

(1)	Not payable to the President of the Delegate Committee.

Annual amounts of per diems for attending Committee meetings received by the Directors as a whole:

	Number of meetings (Year 2004)	Per diem per meeting (At Year-End 2004)	Total paid to all committee members (Year 2004)
		(euros)
Audit and Control Committee	12	1,250	39,852
Delegate Committee	5	1,250	30,652
Nominating and Compensation Committee	10	1,250	50,243

In addition, in 2004, members of the board of directors received approximately €2,607 thousand in compensation for duties performed for certain subsidiaries of the Telefónica Móviles Group. Furthermore, an additional €5,524 thousand was paid to members of the board who stepped down in 2004 in the form of fixed and variable compensation and indemnities.

Our executive officers (excluding the Chairman) received compensation of approximately €3,992 thousand in 2004, as described in the following table:

Year 2004
(euro in thousands)
Salaries	2,806
Variable compensation	1,062
Benefits in kind	63
Pension plans	61
Total	3,992

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

Under the MOS Program, each beneficiary who was an executive director or a manager (including general managers and similar posts) and meets the requirements was granted a predetermined number of options (based on their position) of each of the following three classes of options:

•	Class A Options, with an exercise price of €11.00 per option, which was the price of our shares in our initial public offering in November 2000.

•	Class B Options, with an exercise price of €16.50 per option. This exercise price was 150% of the price fixed for our shares in our initial public offering in November 2000.

•	Class C Options, with an exercise price of €7.235 per option. This exercise price was calculated by applying the average closing price of the shares of Telefónica Móviles in the Interconnection Exchange System (Sistema de Interconexión Bursátil) in the ten business days prior March 1, 2002, as they were published in the Official Bulletin of the Madrid Stock Exchange.

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

In order to provide coverage for the MOS Program, on September 21, 2001, the Board of Directors resolved to carry out the capital increase approved by the Special Stockholders’ Meeting on October 26, 2000. The Company issued 21,445,962 shares of €0.50 par value each, which were subscribed and paid by BBVA (50%) and La Caixa (50%).

On September 27, 2001, Telefónica Móviles, S.A., on the one hand, and BBVA and La Caixa, on the other, entered into the related share subscription and call option contracts under which the two aforementioned financial institutions granted Telefónica Móviles, S.A. a call option on each of the shares subscribed in order to enable Telefónica Móviles, S.A. to meet its commitments to the beneficiaries of the MOS Program. The capital increase required in connection with physically-settled options was approved by the Spanish National Securities Commission on September 28, 2001.

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

A total of 7,575 beneficiaries under the MOS Program held 11,137,144 options as of December 31, 2004. The first exercise period began on January 2, 2004 and ended April 3, 2004. During this period, a total of 159,646 options were exercised by 7,478 beneficiaries. Of those only two chose to receive shares, while the remainder chose to receive cash in the total amount of €109 thousand. Additionally, during 2004, we paid approximately €844 thousand to 859 beneficiaries holding 1,522,282 shares who have exited the MOS as a result of terminations and voluntary resignations. The second exercise period ended in April 2005. A total of 1,022 employees exercised a total of 384,348 options. The company must transfer either the funds or the shares, as elected by the employees, no later than July 2005. As of December 31,2004 we have set aside a total of €8,000 thousand for benefits and pension plans for our executive Directors.

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

Employees

At December 31, 2004, we employed approximately 19,200 individuals in our consolidated operations. The following table sets forth the number of employees by country:

Country	2002	2003	2004
	(in thousands)
Spain (including headquarters in Madrid, Spain)	5.0	4.7	4.6
Brazil(1)	3.0	3.3	3.1
Argentina	0.9	0.8	0.9
Peru(2)	0.6	0.7	1.2
Mexico(3)	2.5	2.0	1.9
El Salvador	0.3	0.3	0.3
Guatemala(4)	0.3	0.3	0.5
Colombia	—	—	1.8
Uruguay	—	—	0.3
Venezuela	—	—	2.4
Ecuador	—	—	0.6
Panamá	—	—	0.5
Nicaragua	—	—	0.2
Chile(5)	0.1	0.1	0.9

Total	12.7	12.2	19.2

(1)	Since our Brazilian operations are operated as a joint venture with Portugal Telecom, the number of employees in Brazil represents 50% of the total number of employees of the Brazilian entities which are proportionally consolidated in our financial statements.
(2)	The number of employees in Peru for 2004 includes the employees of BellSouth Peru, which we acquired in October 2004.

(3)	The number of employees for 2002 includes our Northern Mexico operators and Pegaso.
(4)	The number of employees in Guatemala for 2004 includes the employees of BellSouth Guatemala, which we acquired in October 2004.
(5)	The number of employees in Chile for 2004 includes the employees of Telefonica Movil de Chile, which we acquired in July 2004.

We are a party to collective bargaining agreements covering a total of 7,039 employees of Telefónica Móviles España in Spain, Telefónica Móvil de Chile in Chile and Vivo in Brazil. New collective bargaining agreements were signed with employees of Telefónica Móviles España and Vivo in 2004. Our collective bargaining agreements typically govern salaries, overtime, length of workday, and benefits, as well as relations with the respective labor union of each company. Employees that are managers, directors or supervisors are ineligible to participate in these collective bargaining agreements. Items not covered by our collective bargaining agreements include organization of tasks and designation of employee responsibilities, recruiting and employee work schedules. All eligible employees in Spain and Brazil are party to such collective bargaining agreements. Neither we nor our operating companies have had any work stoppages or strikes.

We believe that our relations with our employees are good. Telefónica Móviles also maintains good relations with labour unions. We do not currently have any material pending labor-related claims.

E. SHARE OWNERSHIP

As of June 23, 2005, the members of our board of directors owned an aggregate of 56,275 of our ordinary shares, representing approximately 0.001% of our capital stock, as shown in the table below.

Name	No. of Shares
Antonio Viana-Baptista	10,000
Luis Lada Díaz	13,576
José María Más Millet	10
José María Álvarez-Pallete López	1,512
Lars M. Berg	12,500
Miguel Canalejo Larrainzar	—
Maximino Carpio García	3,341
Fernando Xavier Ferreira	—
Victor Goyenechea Fuentes	2,202
Antonio Massanell Lavilla	105
Alfonso Merry del Val Gracie	529
Javier Echenique Landiribar	38,000
Alejandro Burillo Azcarraga	—
Fernando de Almansa Moreno-Barreda	—

Total	81,775

As of June 23, 2005, our executive officers (excluding members of the board of directors as noted above) owned an aggregate of 59,763 of our ordinary shares, representing less than 0.0013% of our capital stock.

Pursuant to the MOS Program described in “Item 6.B Compensation—Employee Share Option Plan” above, executive directors and senior management have been granted options on our ordinary shares as follows:

	Class A Options	Class B Options	Class C Options	Total
Antonio Viana-Baptista	45,434	45,434	90,868	181,736
Ignacio Camarero García	38,985	38,985	77,970	155,940
Ernesto López Mozo	18,019	18,019	36,038	72,076
Fernando Herrera Santamaría	18,019	18,019	36,038	72,076
Antonio Hornedo Muguiro	17,319	17,319	34,638	69,276
Manuel Costa Marques	20,078	20,078	40,156	80,312

	Class A Options	Class B Options	Class C Options	Total
Luis Miguel Gilpérez	24,940	24,940	49,880	99,760
José Molés Valenzuela	24,940	24,940	49,881	99,761

See “Item 6.B Compensation—Employee Share Option Plan” for further discussion of how the options may be exercised.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

As of June 23, 2005, according to information known to us or available in the public registers of the Spanish National Securities Commission, beneficial owners of 5% or more of our voting stock were as follows:

Title of Class	Identity of Person or Group	Number of Shares	Percent
Ordinary(1)	Telefónica, S.A	3,075,983,129	71.03%
Ordinary	Telefónica Internacional, S.A.	927,917,620	21.43%

(1)	Number of shares held directly by Telefónica S.A. As of February 28, 2005, Telefónica S.A. owned, either directly or indirectly, through its subsidiary Telefónica Internacional, S.A. (TISA), 92.46% of our capital stock.

The Telefónica Group had a 100.0% interest in us immediately prior to our initial public offering in November 2000. Following our initial public offering, the Telefónica Group’s interest in us was 92.15%. The Telefónica Group’s interest in us subsequently increased to 92.78% at March 31, 2001, mainly as a result of the transfer to Telefónica, S.A. of our new ordinary shares issued in connection with the transfer to us of Telefónica, S.A.’s wireless operations in Argentina and Peru and the wireless operations in Mexico acquired from Motorola, Inc. In October 2001, the Telefónica Group’s interest in us decreased as a result of the capital increase we effected to satisfy our commitments under the share options plan. At May 2002, the Telefónica Group’s interest in us had increased to 92.77% as a result of Telefónica S.A.’s contribution to us, in exchange for new Telefónica Móviles ordinary shares, of the wireless assets it acquired from Iberdrola in May 2002. In July 2002, Telefónica Group’s decrease as a result of the capital increase effected to increase or interests in our Central American subsidiaries.

Our major shareholders have the same voting rights as all of our other holders of ordinary shares.

As of April 8, 2005, holders with registered addresses in the United States owned an aggregate of approximately 2,598,046 of our ordinary shares, representing less than 0.06% of our ordinary shares issued and outstanding.

Limitations on Certain Transactions

In January 1997, in connection with the final phase of the privatization of Telefónica, S.A., the Spanish government adopted a requirement of prior government approval with respect to a limited number of fundamental corporate and control transactions affecting Telefónica, S.A., including the acquisition of 10% or more of its capital stock and the sale of assets material to the provision of fixed telephone services. The approval requirement was applicable to us and our subsidiary Telefónica Móviles España, S.A. until December 2003.

Following the amendment of Law 5/1995 by Law 62/2003 of December 30, 2003 (the Law accompanying the State Budget for 2004), arrangements are now in force until February 18, 2007 requiring the government to be notified of and giving it the power to veto any disposals of shares in Telefónica Móviles representing at least 10% of its capital stock or any transaction that would decrease Telefónica, S.A.’s interest in us or our interest in our Spanish operating company to less than 50%, as well as any sale, transfer or encumbrance of the material assets of Telefónica Móviles España.

The notification requirement described above does not apply to acquisitions of shares representing 10% or more of the capital stock of Telefónica Móviles, S.A. that are merely for investment purposes and are not for the purpose of taking over the control and/or management of the Company.

B. RELATED PARTY TRANSACTIONS

Relationship Between Our Company and the Telefónica Group

We were established as part of a broader reorganization of the Telefónica Group along global business lines to be the holding company for the Group’s wireless communications operations. We are the company through which the Telefónica Group conducts its wireless operations.

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

Business Transactions and Contractual Arrangements with Directors and Senior Management

During 2001 and 2002, we entered into the three agreements which currently remain in force with members of our board of directors or parties controlled by them. Both agreements were negotiated on an arm’s-length basis and are described below.

Agreement with Mr. Lars Berg

In 2001, we entered into a consulting agreement with MELOG, BBVA, a company controlled by one of our directors, Lars M. Berg. MELOG, BBVA provides telecom technology consulting services to the companies of the Telefónica Móviles Group. The term of the agreement is one year, renewing automatically for subsequent periods of one year. Compensation is negotiated on an arm’s-length basis and is calculated on a yearly basis. In 2004, we paid €72,121 to MELOG, BBVA under the consulting agreement.

Agreement with José María Más Millet

In 2001, we entered into an agreement with José María Más Millet, Secretary of the board of directors, to provide legal advisory services to Telefónica Móviles, S.A. This agreement will continue in force for as long as Mr. Más Millet is Secretary of the board of directors. Compensation is negotiated on an arm’s-length basis and is calculated on a yearly basis. In 2004, we paid €60,077 to Mr. Más Millet under the agreement.

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

Business Transactions and Contractual Arrangements with the Telefónica Group

We have entered into, or expect to enter into, business transactions and contractual arrangements with Telefónica, S.A. and other companies within the Telefónica Group covering a broad range of matters, including, among others, transfers of wireless operations to us, financing arrangements, interconnection and other telecommunications services, provision of corporate, administrative and other services, leases of real estate in certain countries, management contracts for operations that have not been transferred to us, use of brand names and intellectual property, and tax-sharing arrangements. It is our policy to ensure that the terms of these transactions and arrangements are at least as favorable to us as we could obtain in an arm’s-length transaction between non-affiliated parties, and, whenever possible in light of legal or regulatory constraints, that we obtain services on a preferential or most-favored-customer basis.

The following is a discussion of our principal business transactions and contractual arrangements with Telefónica Group companies:

Agreements and Arrangements Providing for the Transfer of the Interest in NewComm Wireless Services, Inc. to Our Company

In September 2003, the convertible promissory notes representing the investment of Telefónica Internacional, S.A. in the Puerto Rican operator NewComm Wireless Services, Inc. were transferred to the Móviles Group. These convertible promissory notes, which amounted to $60,945 thousand, entitled the Móviles Group to acquire 49.9% of the capital stock. We exercised these notes on April 20, 2005. In addition, the Móviles Group is entitled to purchase an additional 0.2% of the capital stock of NewComm Wireless on a period of three years commencing on April 20, 2005 has elapsed, with which it would acquire control of the Puerto Rican operator.

Agreements with Terra Networks, S.A.

On June 12, 2003, Telefónica Móviles acquired 20% of Terra Mobile, S.A., thus obtaining ownership of all its shares of capital stock. The price agreed on was €1.

Subsequently in June 2003, Telefónica Móviles, as sole stockholder of Terra Mobile, S.A., resolved to merge Termespa, S.A. into Terra Mobile, S.A., with the dissolution without liquidation of Termespa, S.A. and the universal transfer of the assets of the absorbed company to the absorbing company, which acquired by way of universal succession the former’s rights and obligations. Also, the business name of Terra Mobile, S.A. was changed to “Telefónica Móviles Interacciona, S.A.”

Stock Purchase Agreement with Compania de Telecomunicaciones de Chile

On May 18, 2004, the board of directors of Telefónica CTC Chile, S.A., or CTC, accepted our binding offer for the purchase of 100% of the shares of its subsidiary, Telefónica Móvil de Chile, S.A. Telefónica S.A. owns 43.6%

of CTC Chile. We have been managing Telefónica Móvil de Chile’s operations since 2000. We completed the acquisition on July 23, 2004. The purchase price was €869.9 million. In addition, we assumed approximately 168,000 million Chilean Pesos in debt owed by Telefónica Móvil de Chile to CTC.

Agreement with Telefónica Sistemas, S.A.

On June 27, 2003, Telefónica Móviles sold its holding in Telefónica Mobile Solutions S.A. to Telefónica Sistemas, S.A. for €1,129 thousand, the company’s book value at the sale date.

Intra-Group Loan and Financing Arrangements

The Telefónica Group has historically extended loans to our company or our subsidiaries to help satisfy our liquidity and capital resource requirements. At December 31, 2004, we had an aggregate of €9,615 million of loans and credit due to Telefónica, S.A. and other Telefónica Group companies. We expect that Telefónica, S.A. will continue to provide financing to us by obtaining funds at prevailing market rates and then on-lending these funds to our company. These on-lendings are expected to reflect the rates and terms our company would be able to obtain from third parties.

Interconnection and Related Telecommunications Services

As wireless service providers, our operating companies and the companies in which we hold an interest interconnect their networks with those of fixed-line service providers as well as those of other wireless service providers. We also require network and maintenance services. When possible, we utilize the interconnection and network maintenance services of other companies in the Telefónica Group, including, in Spain, Telefónica de España, S.A. In addition, as a result of the transfer of the Telefónica Group’s Peruvian and Argentine wireless operations we inherited established relationships between those wireless operators and Telefónica del Perú and Telefónica de Argentina, respectively. In Spain, as in each of the countries in which we operate, the terms of interconnection agreements are generally regulated by the respective governments to ensure that the same terms are available to all operators and that there is no discrimination based upon inter-company relationships. In 2004 and 2003, the “purchase and outside services” account accrued by the Telefónica Group amounted to €735 million and €781 million, respectively, which mainly include interconnection fees, use of network and maintenance.

Corporate, Administrative and Other Services

Although we intend to rely primarily on our own employees and resources for the provision of internal corporate and administrative services, including management of our finance, auditing, insurance, payroll, personnel, information technology and data processing needs, we also rely on the Telefónica Group for some of these services. The provision of services by the Telefónica Group would be made pursuant to arm’s-length agreements at fair market prices. In addition, with the Telefónica Group, we are contemplating establishing “shared cost centers” through which our operating companies may outsource specified corporate and administrative services to other shared cost centers in the Telefónica Group, paying for them on a cost basis.

Management Contracts

Puerto Rico

Between January 1, 2002 and September 2004, Telefónica Móviles, S.A. managed the operations of NewComm Wireless Services, Inc. Under this agreement the Company was entitled to an annual fee payable in quarterly installments, equal to the higher of (i) 9% of the operating income obtained by NewComm in the previous year, or (ii) $750,000. The management fees owed by Newcomm to Telefónica Móviles under this contract amounted to €1,143 thousand and €384 thousand in 2003 and 2004, respectively. These amounts were capitalized by Telefónica Móviles through Telefónica Móviles Puerto Rico and this contract was terminated in September 2004.

Additionally, since February 2000, Telefónica Móviles S.A. has been providing technical capacity transfer services to NewComm Wireless Services, Inc. in Puerto Rico, by virtue of the subrogation of Telefónica Móviles, S.A. to Telefónica Internacional, S.A.’s technical capacity transfer contract. Under this contract the Company receives an annual fee, payable in quarterly installments, of 1% of the revenues received for services billed in the previous year for NewComm’s transactions. The technical capacity transfer fees owed by NewComm to Telefónica Móviles under this contract amounted to €2,927 thousand and €448 thousand in 2003 and 2004, respectively. These amounts were capitalized by Telefónica Móviles through Telefónica Móviles Puerto Rico and this contract was terminated in September 2004.

Brazil

On October 5, 2000, we entered into an agreement with Telefónica Internacional pursuant to which Telefónica Internacional transferred to us all of its rights and obligations under a Consulting Services Agreement with Telerj Celular, Telest Celular, Telebahia Celular and Telergipe Celular, and under a Services Agreement with TBS Celular Participações, S.A. Pursuant to these agreements, we are entitled to an annual fee, in exchange for our services, varying from 1% to 2% of net revenues of these companies obtained by a formula with different variables. As of December 31, 2004 and 2003, the revenues earned in this connection relating to Telerj Celular, S.A. and Telest Celular, S.A. amounted to €426 thousand and €1,920 thousand, respectively, and those relating to Telebahia Celular, S.A. and Telergipe Celular, S.A. amounted to €1,347 thousand and €475 thousand, respectively.

Pursuant to the consulting service agreement with Celular CRT, S.A., we are entitled, in exchange for our services, to an annual fee equal to 1% of the net revenues of the Celular CRT, S.A., based on the fulfillment of certain contractually established network service quality requirements. The revenues earned in this connection amounted to €2,315 thousand and €3,257 thousand as of December 31, 2004 and 2003, respectively.

Additionally, in connection with the Shareholders Agreement entered into with Portugal Telecom and certain other parties on October 17, 2002 regarding the incorporation of the Brasilcel Joint Venture, the parties have agreed on December 3, 2004 that the economic interest earned from the management agreements entered into by both parties with their prior subsidiaries will be compensated in a way that ensures that each group receives the same amount for its services. In 2004, Telefónica Móviles registered €11,475 thousand as income due as a result of unequal compensation paid during 2003 and 2004.

Peru

Under the Transfer of Technical Capabilities and Management agreement with Telefónica Móviles, S.A.C entered into on December 2002, we are entitled, in exchange for our management services, to an annual fee, payable quarterly, equal to 1% of the revenues received from services billed in transactions of Telefónica Móviles, S.A.C. under the technical capacity transfer contract, and 9% of the operating income of Telefónica Móviles, S.A.C. under the management contract. The revenues earned in this connection amounted to €11,569 thousand and €17,830 thousand as of December 31, 2004 and 2003.

El Salvador

Telefónica Móviles S.A. has entered into technical capacity transfer and management contracts with Telefónica Móviles El Salvador, S.A. de C.V. (TELESAL). Pursuant to this agreement, we are entitled, in exchange for our services, to an annual fee, payable quarterly, equal to 1% of the revenues received from services billed in transactions of Telefónica Móviles El Salvador, S.A. de C.V. under the technical capacity transfer contract, and 9% of the operating income reported by TELESAL under the management contract. The revenues earned from these contracts amounted to €2,367 thousand and €1,677 thousand as of December 31, 2004 and 2003, respectively.

Guatemala

Telefónica Móviles S.A. has entered into technical capacity transfer and management contracts with Telefonica Centroamerica Guatemala, S.A. (TCG). Pursuant to this agreement, we are entitled, in exchange for our services to an annual fee, payable quarterly, equal to 1% of the revenues received from services billed in transactions of TCG under the technical capacity transfer contract, and 9% of the operating income obtained by TCG under the management contract. The revenues earned from these two contracts amounted to €1,812 thousand and €793 thousand as of December 31, 2004 and 2003, respectively.

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

Antitrust violations for entering into exclusivity agreements

In 1999, the Spanish Antitrust Court fined us €3.66 million for abuse of dominant market position for restricting Airtel S.A.’s entry into the market by entering into exclusivity agreements during 1995 and 1996 and enjoined us to cease such practice. We appealed the decision before the Audiencia Nacional (National Court).

On February 3, 2003, the National Court dismissed the appeal filed by us and the two other operators. On September 23, 2003, we submitted our appeal to the Tribunal Supremo (Central Court) requesting reversal of the lower court decision. We are currently awaiting a decision from the Central Court as to this appeal. We cannot assure you that the antitrust authorities will not find that we have abused our dominant position in the Spanish wireless market by being a party to exclusivity agreements after 1997 and, as a result, may impose further fines on us or rescind our current exclusivity agreements with those providers.

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

Currently, with regard to the appeals against the Central Administrative Economic Tribunal’s decision, the National Court has notified us that it has resolved to submit to the Constitutional Court constitutional questions raised by us regarding the modifications challenged.

Complaint by Diarphone

Diarphone, a former distributor, has sued us for breach of oral agreements that it alleges it had entered into with us and claims damages in the amount of approximately €18.2 million. We are currently awaiting a decision.

Challenge to the Comisión del Mercado de las Telecomunicaciones’s decision to reduce termination fees

We have filed a contentious administrative appeal with the National Court against the Comisión del Mercado de las Telecomunicaciones’s (CMT) decision to reduce the termination fees of Telefónica Móviles España and other wireless operators in Spain, requesting a precautionary pre-emptive suspension of such price decrease. The State Attorney has served an answer to the appeal which has been furnished to us as well as the other relevant operators. In January 2005, a ruling in favor of Telefónica has rendered and subsequently appealed by the CMT and other parties.

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

Claim for anti-competitive practices

MCI WorldCom (Spain) filed claims against Telefónica Móviles España, S.A., as well as against the remaining mobile operators in Spain alleging an abuse of dominant position due to anti-competitive practices in their termination call wholesale prices on mobile networks. In December 2004, the Competition Court (TDC) dismissed the claim after declaring the non existence of anti-competitive practices.

Claim by Ostheimer GmbH against Quam GmbH

On June 10, 2003, Ostheimer GmbH filed a complaint against Quam GmbH (in which we hold an interest of 57.20%) in Germany, for the sum of €100 million. Ostheimer GmbH alleges to have suffered damages resulting from a distribution contract it had with Quam, during the period between August of 2002 and March of 2003. An oral hearing was held on March 7, 2005, following which Quam was granted an opportunity to respond to witness testimony in writing. The oral hearing is scheduled to continue on May 27, 2005.

Medi Telecom’s challenge to Moroccan regulator’s decision

In March 2002, Medi Telecom filed claims against the Moroccan wireless regulator’s decision that interconnection fees be calculated by the second. After reviewing certain experts’ reports proposing a reduction of close to 10% on interconnection fees, Medi Telecom filed its comments on the experts reports with the court on December 6, 2004 and we are currently awaiting a decision.

The Moroccan wireless regulator filed a claim against Medi Telecom in view of the assumption by Medi Telecom of the technical measures needed to manage 100% of the incoming international traffic as of August 1, 2003. At the same time, Maroc Telecom formally requested arbitration by the Moroccan wireless regulator with respect to the same subject. The Moroccan wireless regulator has declared itself competent to hear the claim. In December 2004, the Moroccan wireless regulator requested that Medi Telecom open its network to allow the incoming international traffic of Maroc Telecom. The incoming international traffic rate has been fixed at 1.6289 dirhams per minute.

Challenge to the Mexican Government’s Change to Application of Special Taxes

Our Mexican operators have challenged in Mexican federal courts the application of the Special Tax on Production and Services, as amended by the Mexican Congress on December 31, 2001 and applicable to years 2002 and 2003. These claims have been concluded with our operators winning favorable decisions on their requests for a refund of the taxes paid.

Challenge to Payment of Value Added Tax over the Amounts Paid by Our Operators to the Mexican Federal Government for the Operation of the Concession

The Comisión Federal de Telecomunicaciones (“COFETEL”) notified our Mexican operators Baja Celular Mexicana, S.A. de C.V., Movitel del Noroeste, S.A. de C.V., Telefonía Celular del Norte, S.A. de C.V. and Celular de Telefonía, S.A. de C.V. of their obligation to pay value added tax over the amounts paid by the operators to the Mexican federal government for the operation of the concession. In December 2003, the Secretariat of Revenue and Public Credit (Secretaría de Hacienda y Crédito Público) requested the mexican operators to provide evidence of their payment of the value added tax since 1995. Our Mexican operators have commenced legal proceedings to nullify the resolution issued by COFETEL.

Challenge to Mexican federal government fee for public concessions

Licensee companies in Mexico pay the Mexican federal government a fee which is calculated as a share of their revenue from operating the public service concessions. On September 11, 2003, the Secretariat of Revenue and Public Credit issued an order stating that the revenues subject to this fee must include revenues obtained from interconnection traffic received from other communications companies under the “caller pays” system. Our Mexican operators have contested this order before the Tribunal Federal de Justicia Fiscal y Administrativa (Federal Tax and Administrative Court) and have appeared in a consultation proceeding before the Secretariat of Revenue and Public Credit, seeking a reversal of the order stating that revenues obtained from interconnection traffic should be included in the calculation of the fee to be paid to the Mexican federal government. The Federal Tax and Administrative Court has ruled against the petition of our operators. Our operators are currently appealing this decision.

Claims related to our Brazilian operators

Some of our Brazilian operators are involved in different disputes with the Brazilian government. These include (i) disputes over the manner in which the Brazilian government calculates the social contributions due from each operator, (ii) disputes against several Brazilian states and municipalities relating to the manner in which they calculate and impose local taxes (including the policy of the Brazilian operators of passing social contribution costs to the customer), and (iii) disputes over whether taxes apply to services offered by operators and how these taxes are calculated. In addition, some of our Brazilian operators have also been sued for patent infringement with respect to the equipment used to identify callers.

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

On April 16, 2004, the Shareholders’ Meeting of Telefónica Móviles resolved to pay a gross cash dividend of €0.1838 per share, with a charge to profits for fiscal year 2004. The dividend was paid on June 16, 2004 to each record holder of our outstanding shares as of that date through the entities participating in Iberclear, resulting in a total cash payment of €796 million.

On May 6, the Shareholders’ Meeting of Telefónica Móviles resolved to pay a gross cash dividend of €0.193 per share, with a charge to profits for fiscal year 2004. The dividend will be paid on June 15, 2005 through the entities participating in Iberclear.

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

B. SIGNIFICANT CHANGES

Our General Shareholders Meeting held on May 6, 2005 resolved the distribution of a cash dividend of €0.193 per share, with a charge to profits for fiscal year 2004, to be paid on June 15, 2005.

On January 7, 2005, pursuant to the March 5, 2004 stock purchase agreement entered into with BellSouth Corporation, Telefónica Móviles, S.A., acquired a 100% interest in BellSouth Chile for a total amount of US$531.8 million, after receiving the necessary regulatory approvals.

On January 11, 2005, pursuant to the March 5, 2004 stock purchase agreement entered into with BellSouth Corporation, Telefónica Móviles, S.A., acquired a 100% interest in Movicom, BellSouth’s wireless operator in Argentina, for a total amount of US$988 million, after receiving the necessary regulatory approvals. This acquisition completed the acquisition by Telefónica Móviles of all of BellSouth’s wireless operations in Latin America.

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

	Telefónica Móviles
	Shares(1)		ADS(2)
	High	Low	High	Low
	(euro)		(U.S. dollars)
Annual Information for the past five years
2000	11.47	9.82	10.00	8.75
2001	11.25	4.35	10.62	5.00
2002	8.83	5.26	7.80	5.40
2003	8.49	5.25	10.72	5.90
2004	9.66	7.82	12.85	9.57
Quarterly information for the past two years
2003
First Quarter	7.04	5.25	7.40	5.90
Second Quarter	7.39	6.01	8.55	6.56
Third Quarter	7.53	6.75	8.50	7.70
Fourth Quarter	8.49	6.83	10.72	8.05
2004
First Quarter	9.66	8.22	12.25	10.10
Second Quarter	9.21	8.22	11.35	9.88
Third Quarter	8.79	7.82	11.05	9.57
Fourth Quarter	9.40	8.38	12.85	10.55
Most recent six months
November	8.96	8.51	11.65	11.06
December	9.40	8.57	12.85	11.47
January	10.22	9.17	13.28	12.05
February	10.32	9.30	13.28	12.48
March	9.75	9.12	13.00	11.71
April	9.56	8.73	12.25	11.29
May	9.17	8.73	11.80	10.88
June (through June 20)	9.00	8.71	11.12	10.39

(1)	Source: Madrid stock exchange.
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

Significant Differences between our Corporate Governance Practices and U.S. Corporate Governance Standards

Corporate Governance Guidelines. In Spain, companies with securities listed on a Spanish Stock Exchange are expected to follow the Olivencia Code of Good Governance and the Aldama Report, which include recommendations for corporate governance guidelines and shareholder disclosure. Additionally, listed companies are required by law to publish an Annual Report on Corporate Governance and also to publish corporate governance information on their websites. We base our corporate governance procedures on the recommendations of the Olivencia Code of Good Governance and the Aldama Report. As part of our corporate governance procedures, we have adopted regulations for our Board of Directors that govern, among other things, director qualification standards, responsibilities, compensation, access to management information, the Board of Directors purpose and each of the Board Sub-committees purpose and responsibilities. Moreover we have a Regulation of the General Shareholders Meeting that aims to reinforce transparency providing shareholders with a framework guaranteeing and facilitating exercise of their rights. The annual report on corporate governance we publish provides a detailed explanation of our corporate governance procedures and explains the role and duties of our Board of Directors and Board Sub-committees. Our annual report on corporate governance is available at our registered office and on our website at www.telefonicamoviles.com. None of the information contained in our website in incorporated in this Annual Report.

Committees. We have had an Audit and Control Committee since 2000, composed of one non-executive director, and two directors deemed independent by our Board of Directors. Our committees’ functions and duties are similar to those required by the NYSE. Foreign private issuers listed on the New York Stock Exchange, such as Telefónica Móviles, S.A., must have an audit committee composed entirely of independent directors, as defined under the applicable NYSE rule, no later than July 31, 2005. As of the date of this report, Telefónica Móviles, S.A.’s Audit and Control Committee was composed of one non-management director and two directors deemed independent by our Board of Directors in accordance with prevailing Spanish corporate governance norms. We believe that the two directors who are members of the Audit and Control Committee and have been deemed independent by our Board of Directors meet the definition of independence set forth in the NYSE corporate governance rules. This committee’s functions and duties are similar to those required by the NYSE.

We have a Nominating, Compensation Committee, which is composed of one non-executive director and four directors deemed independent by our Board of Directors. The functions, composition and competencies of this committee are determined by our Board of Directors and are very similar to those required by the NYSE.

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

A director must retire upon reaching the age of 70. Such retirement shall take effect at the first Board meeting following the general shareholders’ meeting that approves the financial statements for the year in which such director turned 70. Directors who also hold management functions must retire upon reaching the age of 65, although this requirement may be dispensed with by the Board of Directors.

Description of Telefónica Móviles’ Capital Stock

The following summary describes material considerations concerning our capital stock and briefly describes material provisions of our by-laws and Spanish law.

General

At June 23, 2005, our issued share capital was 2,165,275,448 represented by 4,330,550,896 ordinary shares, with a nominal value per share of €0.50. Non-residents of Spain may hold and vote ordinary shares subject to the restrictions set forth below.

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

Acquisition of BellSouth Operations in Latin America

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

The effective transfer of the shares of these companies was conditional upon the obtainment of the required regulatory authorizations in each country and on the acceptance of the offers by the minority stockholders.

On October 14, 2004, we acquired BellSouth’s holdings in its wireless operations in Ecuador, Guatemala and Panama. On October 28, 2004, we acquired BellSouth’s holdings in its wireless operations in and the holdings in Colombia, Nicaragua, Peru, Uruguay and Venezuela. Finally, we acquired BellSouth’s holdings in its wireless operations in Chile on January 7, 2005 and in Argentina January 11, 2005.

In addition to the acquisition of the BellSouth Group’s ownership interests in its wireless telephony operators in Latin America, in compliance with the commitments assumed under share purchase agreements, Telefónica Móviles offered to acquire the ownership interest held by the minority stockholders of each of these companies, and in all cases the acquisition price was equal to that agreed on with BellSouth.

Under stock purchase agreement, the total assets of the aforementioned operators were valued at US$4,330 million (US$5,850 million including the investments in Argentina and Chile acquired in January 2005). The total acquisition cost for Telefónica Móviles of BellSouth’s wireless operations in Peru, Venezuela, Colombia, Ecuador, Uruguay, Guatemala, Nicaragua and Panama, subsequently adjusted by the net debt of the companies acquired, amounted to €3,248.6 million. BellSouth’s operations in Chile and Argentina were acquired in January 2005 for €317 million and €519 million, respectively.

The following sets for the values assigned to, and the acquisition cost for Telefónica Móviles of, each Latin American operator acquired from BellSouth during fiscal year 2004:

•	Acquisition of all the shares of the operator Otecel, S.A. (Ecuador) for a total company value of US$833 million. The acquisition cost for Telefónica Móviles, adjusted by the company’s net debt, was €663.4 million.

•	Acquisition of 60% of the shares of Telefónica Móviles y Compañía, S.C.A. in Guatemala, representing BellSouth’s entire stake in that company and representing a total company value of US$175 million. Telefónica Móviles subsequently acquired the remaining 40% of the company’s shares directly from its minority shareholders. The total acquisition cost for Telefónica Móviles, adjusted by the company’s net debt, was €92.5 million.

•	Acquisition of 43.68% of the shares of BellSouth Panamá, S.A., representing BellSouth’s entire stake in that company. Telefónica Móviles subsequently acquired an additional 55.88% of the company’s shares from its minority shareholders. The company value of BellSouth Panamá, S.A. was US$657 million. The total acquisition cost for Telefónica Móviles, adjusted by the company’s net debt, was €549.3 million..

•	Acquisition of all the shares of Telcel, S.A. (Venezuela) for a total company value of US$1,195 million. The acquisition cost for Telefónica Móviles, adjusted by the company’s net debt, was €1,219.3 million.

•	Acquisition of all the shares of Telefónica Móviles Colombia, S.A. for a total company value of US$1,050 million. The acquisition cost for Telefónica Móviles, adjusted by the company’s net debt, was €518.3 million.

•	Acquisition of 97.43% of the shares of Comunicaciones Móviles del Perú, S.A. (formerly know as BellSouth Perú, S.A.), representing BellSouth’s entire stake in that company, for a total company value of US$210 million. Telefónica Móviles subsequently acquired an additional 2.42% of the company’s shares from its minority shareholders. The acquisition cost for Telefónica Móviles, adjusted by the company’s net debt, was €7.7 million

•	Acquisition of all the shares of Telefonía Celular de Nicaragua, S.A. for a total company value of US$150 million. The acquisition cost for Telefónica Móviles, adjusted by the company’s net debt, was €148.7 million.

•	Acquisition of a 68% interest in Abiatar, S.A., representing BellSouth’s entire stake in that company. Telefónica Móviles subsequently acquired an additional 32% of the company’s shares from its minority shareholders. The total company value of Abiatar, S.A. was US$60 million. The acquisition cost for Telefónica Móviles, adjusted by the company’s net debt, was €49.4 million.

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

Trading in Our Own Shares

At December 31, 2004, we held 496 shares of treasury stock derived from our employee option scheme. We may from time to time purchase shares in the secondary market subject to the restrictions described below.

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

Any acquisition of our own shares exceeding, or that causes us and our subsidiaries’ holdings to exceed, 1% of our share capital must be reported to the CNMV. At our general shareholders’ meeting on May 6, 2005, our shareholders authorized our board of directors to acquire up to 5% of our share capital. This authorization is valid for 18 months from the date of such authorization.

E. TAXATION

The following is a general summary of the material Spanish and U.S. federal income tax consequences to U.S. Holders (as defined below) of the ownership and disposition of shares or ADSs. This summary is based upon U.S. tax laws, including the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed Treasury Regulations, rulings, judicial decisions, administrative pronouncements, Spanish tax law, and the Convention Between the United States of America and the Kingdom of Spain for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Taxes on Income, signed February 22, 1990 (the “Treaty”), all as currently in effect, and all of which are subject to change or changes in interpretation, possibly with retroactive effect. In addition, the summary is based in part on the representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement or any other related agreements will be performed in accordance with its terms.

As used herein, the term “U.S. Holder” means a beneficial owner of one or more shares or ADSs:

(a) who is, for U.S. federal income tax purposes, one of the following:

(i) a citizen or resident of the United States,

(ii) a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or any political subdivision thereof, or

(iii) an estate or trust, the income of which is subject to U.S. federal income taxation regardless of its source.

(b) who is entitled to the benefits of the Treaty under the Limitation on Benefits provisions contained in the Treaty;

(c) who holds the shares or ADSs as capital assets for U.S. federal income tax purposes;

(d) who owns, directly, indirectly or by attribution, less than 10% of the share capital or voting stock of Telefónica Móviles, S.A.; and

(e) whose holding is not effectively connected with a permanent establishment in Spain.

This summary does not address tax considerations that may apply to holders that are subject to special tax rules, such as U.S. expatriates, insurance companies, tax-exempt organizations, banks or certain other financial institutions, persons subject to the alternative minimum tax, dealers and certain traders in securities or foreign currencies, retirement plans, investors holding the shares or ADSs as part of a straddle, hedging, conversion or other integrated transaction, persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, or persons whose functional currency is not the U.S. dollar. Such holders may be subject to U.S. federal income tax consequences different from those set forth below.

If a partnership holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that holds shares or ADSs is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of the shares or ADSs.

The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders. Accordingly, the availability of foreign tax credits to U.S. Holders of ADSs and the reduced tax rate for dividends received by certain non-corporate U.S. Holders, both as described below, could be affected by actions that may be taken by parties to whom ADSs are pre-released.

For purposes of the Treaty and U.S. federal income tax, U.S. Holders of American Depositary Receipts (“ADRs”) will generally be treated as owners of the ADSs evidenced thereby and the shares represented by such ADSs.

This discussion assumes that Telefónica Móviles, S.A. is not, and will not become, a passive foreign investment company (“PFIC”), as discussed below under “United States Federal Income Tax Considerations - Passive Foreign Investment Company Rules.”

U.S. Holders of shares or ADSs should consult their own tax advisors concerning the specific Spanish and U.S. federal, state and local tax consequences of the ownership and disposition of shares or ADSs in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction. In particular, U.S. Holders are urged to consult their own tax advisors concerning whether they are eligible for benefits under the Treaty.

Spanish Tax Considerations

Taxation of Dividends

Under Spanish law, dividends paid by a Spanish resident company to a holder of shares or ADSs not residing in Spain for tax purposes and not operating through a permanent establishment in Spain are subject to an income tax withheld at source on the gross amount of dividends at a 15% tax rate.

On April 16, 2004, we made a cash dividend distribution of €0.1838 per share.

Taxation of Capital Gains

Spanish income tax is generally levied at a 35% tax rate on capital gains obtained by nonresidents of Spain who are not entitled to the benefit of any applicable treaty for the avoidance of double taxation and who do not operate through a fixed base or a permanent establishment in Spain.

Under the Treaty, capital gains realized by U.S. Holders arising from the disposition of shares or ADSs will not be taxed in Spain provided that the seller has not maintained a direct or indirect holding of at least 25% in our capital during the twelve months preceding the disposition of the shares or ADSs. U.S. Holders will be required to establish that they are entitled to the exemption from tax under the Treaty by providing to the relevant Spanish tax authorities Spanish Form 210 and a certificate of residence on IRS Form 6166 from the IRS stating that to the best knowledge of the IRS such U.S. Holder is a United States resident within the meaning of the Treaty. Since July 5, 2004, U.S. Holders were required to request the IRS Form 6166 certificate of residence by filing IRS Form 8802 with the IRS. The U.S. Holder must attach to IRS Form 8802 a signed statement by the U.S. Holder declaring that the U.S. Holder was or will be a resident of the United States for the period for which the Treaty benefit is claimed. Spanish law requires that both of these forms be filed within one month from the date in which the capital gain is realized.

Spanish Wealth Tax

Individual U.S. Holders who hold shares or ADSs located in Spain are subject to the Spanish Wealth Tax (Impuesto sobre el Patrimonio) (Spanish Law 19/1991), which imposes tax on property located in Spain on the last day of any year. Individuals who hold shares or ADSs located outside of Spain are not subject to the Spanish Wealth Tax. However, the Spanish tax authorities may argue that all shares of Spanish corporations and all ADSs representing such shares are located in Spain for Spanish tax purposes. If such a view were to prevail, U.S. Holders who held shares or ADSs located or deemed to be located in Spain on the last day of any year would be subject to the Spanish Wealth Tax for such year at marginal rates varying between 0.2% and 2.5% of the average market value of such shares or ADSs during the last quarter of such year, as published by the Spanish Ministry of Economic Affairs. U.S. Holders should consult their tax advisors with respect to the Spanish Wealth Tax.

Spanish Inheritance and Gift Taxes

Transfers of shares or ADSs on death and by gift to individuals are subject to Spanish inheritance and gift taxes (Impuesto sobre Sucesiones y Donaciones), respectively, if the transferee is a resident of Spain for tax purposes, or if the shares or ADSs are located in Spain at the time of death, regardless of the residence of the heir or beneficiary. The applicable tax rate, after applying all relevant factors, ranges from between 7.65% and 81.6% for individuals. Gifts of shares granted to corporate U.S. Holders are subject to corporate tax which is generally levied at the rate of 35%.

Expenses of Transfer

Transfers of shares or ADSs will be exempt from any transfer tax (Impuesto sobre Transmisiones Patrimoniales) or value-added tax. Additionally, no stamp tax or duties will be levied on such transfers.

United States Federal Income Tax Considerations

Taxation of Dividends

Distributions received by a U.S. Holder on shares or ADSs, including the amount of any Spanish taxes withheld, other than certain pro rata distributions of shares to all shareholders (including ADS holders), will constitute foreign source dividend income to the extent paid out of Telefónica Móviles’ current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). The amount of the dividend a U.S. Holder will be required to include in income will equal the U.S. dollar value of the euro, calculated by reference to the exchange rate in effect on the date the payment is received by the Depositary (in the case of ADSs) or by the U.S. Holder (in the case of ordinary shares), regardless of whether the payment is converted into U.S. dollars on the date of receipt. If a U.S. Holder realizes gain or loss on a sale or other disposition of euro, it will be U.S. source ordinary income or loss. Corporate U.S. Holders will not be entitled to claim the dividends-received deduction with respect to dividends paid by Telefónica Móviles. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends received by certain non-corporate U.S. Holders in taxable years beginning before January 1, 2009 will be taxable at a maximum rate of 15%. Non-corporate U.S. Holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

Spanish taxes withheld from dividends on shares or ADSs at a rate not exceeding the rate provided in the Treaty will be creditable against a U.S. Holder’s U.S. federal income tax liability, subject to applicable restrictions and limitations that may vary depending upon the U.S. Holder’s circumstances and the discussion above regarding concerns expressed by the U.S. Treasury. Instead of claiming a credit, a U.S. Holder may elect to deduct such Spanish taxes in computing its taxable income, subject to generally applicable limitations. The limitation of foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex. Therefore, U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances.

Taxation Upon Sale or Other Disposition of Shares or ADSs

A U.S. Holder will generally recognize capital gain or loss on the sale or other disposition of shares or ADSs, which will be long-term capital gain or loss if the U.S. Holder has held such shares or ADSs for more than one year. The amount of the U.S. Holder’s gain or loss will be equal to the difference between the amount realized on such sale or other disposition and the U.S. Holder’s tax basis in the shares or ADSs. Any gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes.

As discussed under “Spanish Tax Considerations-Taxation of Capital Gains” above, gain realized by a U.S. Holder on the sale or other disposition of shares or ADSs may be subject to Spanish tax unless the U.S. Holder provides the relevant Spanish tax authorities with both a certificate of U.S. tax residence on IRS Form 6166 and Spanish Form 210. Spanish law requires that both of these forms be filed within one month from the date on which the capital gain is realized. U.S. Holders are advised to submit IRS Form 8802 and the accompanying declaration to the IRS well in advance of the date on which the IRS Form 6166 that will be issued by the IRS may be required by the Spanish tax authorities, as there may be delays in obtaining the necessary forms. U.S. Holders should consult their own tax advisors regarding the potential Spanish tax consequences of a sale or other disposition of shares or ADSs and the procedures available for an exemption from such tax.

Passive Foreign Investment Company Rules

Telefónica Móviles believes that it was not a PFIC for U.S. federal income tax purposes for its 2004 taxable year. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that Telefónica Móviles will not be considered a PFIC for any taxable year. If Telefónica Móviles were treated as a PFIC for any taxable year during which a U.S. Holder held a share or ADS, certain adverse tax consequences could apply to the U.S. Holder.

If Telefónica Móviles is treated as a PFIC for any taxable year, gain recognized by a U.S. Holder on a sale or other disposition of a share or ADS would be allocated ratably over the U.S. Holder’s holding period for the share or ADS. The amounts allocated to the taxable year of the sale or other disposition and to any year before Telefónica Móviles became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to each such taxable year. Further, any distribution in respect of shares or ADSs in excess of 125% of the average of the annual distributions on shares or ADSs received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available (including a mark-to-market election) to U.S. Holders that may mitigate the adverse tax consequences resulting from PFIC status.

In addition, if Telefónica Móviles were to be treated as a PFIC in a taxable year in which it pays a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless the U.S. Holder is a corporation or other exempt recipient or, in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is furnished to the IRS.

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

Most of the other financial derivatives we held at December 31, 2004, were classified as hedges under Spanish GAAP. Gains or losses on these instruments are recorded as adjustments to the underlying transactions. Our counterparties in our financial derivatives transactions are Telefónica S.A. and financial institutions.

Interest rate risk

We use several derivative strategies, including swaps to manage our exposure to interest rate fluctuations. Giving effect to these derivative transactions, at December 31, 2004 approximately 58.3% of our long-term debt portfolio bore interest at a variable rate. Our floating rate debt portfolio is principally subject to fluctuations in the London Interbank Offered Rate (particularly for the U.S. dollar LIBOR), the European Interbank Offered Rate (EURIBOR) and the Brazilian Selic, Brazil’s prime rate. We estimate that each increase of 100 basis points, or 1.0%, in the weighted average interest rate per year for our floating-rate debt portfolio at December 31, 2004 and for that portion of our fixed-rate debt portfolio at that date maturing in the succeeding twelve months (i.e., through December 31, 2005) would have resulted in a decrease in net income for 2004 of approximately €53.0 million.

Exchange rate risk

The exchange rate risk to which we are exposed derives principally from (1) our long-term debt portfolio that is denominated in (or swapped into) currencies other than the euro and (2) the fact that we conduct a substantial amount of business in, and have substantial investments in, countries outside of Spain, principally Latin American countries. We hedge our debt-related exchange rate exposure to the extent that we consider necessary and hedges are commercially available. From time to time we hedge our exchange rate exposure arising from attributed net income from our non-Spanish subsidiaries (not material in 2003). We use swaps, options and exchange rate forward contracts to manage our exposure to exchange rate fluctuations. Giving effect to these derivative transactions, we were exposed to foreign currency fluctuations on approximately 21% of our long-term debt at December 31. The potential immediate loss we would have incurred from a hypothetical 10% adverse change in foreign currency exchange rates would have been approximately €82 million at December 31, 2004. In the event of this hypothetical change in exchange rates, our cost of financing would increase in proportion to the change. This assumes an unfavorable 10% fluctuation in all of the exchange rates affecting all the foreign currencies in which our indebtedness is denominated. Because consistently and simultaneously unfavorable movements in all relevant exchange rates are unlikely, this assumption may overstate the effect of exchange rate fluctuations on our results of operations.

Tabular description of market rate sensitive instruments

The tables below describe the financial instruments bearing interest or exchange rate risk for the companies consolidated in the Telefónica Móviles Group.

The tables below have been prepared as follows:

•	The debt obligations are ordered according to their final characteristics and taking into account the effect of the associated derivative instruments. They are classified according to the currency in which they are denominated, within the following categories:

•	Euro (EUR)

•	U.S. dollar (USD)

•	Latin American currencies (ARS Argentinean Pesos; BRL Brazilian Reais; CLP Chilean Pesos; COP Colombian Pesos; PEN Peruvian Pesos; MXN Mexican Pesos; GTQ Guatamalan Quetzales)

•	Japanese Yen (JPY)

•	Moroccan dirham (MAD)

•	Each such group is further divided into:

•	Floating rate interest

•	Fixed rate interest

•	Each column shows the notional amount of each debt obligation maturing in the year indicated at the top of the column through a five-year period. The notional amount outstanding after such five-year period is shown in the next column. The column “Total” is the sum of the notional amounts.

•	Notional amounts do not include accrued interest.

The fair value columns show the value for (1) the underlying debt (net present value), (2) the derivatives linked to the underlying debt (Black & Sholes Model for the options and net present value for the others) and (3) the total (the sum of the two previous values).

MARKET RISK SENSITIVE INSTRUMENTS

TELEFÓNICA MÓVILES GROUP

Instruments outstanding at December 31, 2004

	MATURITY DATES							FAIR FALUE (Euro in millions)
	2005	2006	2007	2008	2009	Thereafter	TOTAL	Underlying Debt	Associated Derivatives	TOTAL	Book Value
EURO	2,400	3,096	2,275	306	223	503	8,803	7,904	1,136	9,040	8,803

Floating Rate	1,079	2,853	2,089	95	197	43	6,356	5,856	1,109	6,965	6,356
Spread—Ref Euribor	-0.77%	0.41%	1.52%	-1.08%	0.79%	0.57%	0.57%	—	—	—	—
Fixed Rate	1,321	243	186	211	26	460	2,447	2,048	27	2,075	2,447
Interest Rate	5.14%	5.68%	6.23%	3.35%	4.98%	5.29%	5.15%	—	—	—	—

AMERICA	188	250	282	356	756	426	2,258	3,418	-936	2,482	2,258

Instruments in USD	-916	-188	5	121	684	418	124	3,083	-2,303	780	124
Floating Rate	-1,278	-93	-22	121	668	90	-514	2,017	-2,124	-107	-514
Spread	-0.14%	-0.90%	-4.00%	4.49%	0.33%	0.10%	-4.51%	—	—	—	—
Fixed Rate	322	-95	27	—	16	328	598	1,066	-179	887	598
Interest Rate	5.04%	-4.00%	5.23%	5.68%	6.08%	5.39%	6.70%	—	—	—	—

Instruments in ARS	15	7	50	—	—	—	72	—	73	73	72
Floating Rate	15	—	—	—	—	—	15	—	15	15	15
Spread	—	—	—	—	—	—	—	—	—	—	—
Fixed Rate	—	7	50	—	—	—	57	—	58	58	57
Interest Rate	—	9.25%	9.48%	—	—	—	9.45%	—	—	—	—

Instruments in BRL	416	233	58	85	3	6	801	297	82	379	801
Floating Rate	336	233	58	85	3	4	719	295	—	295	719
Spread	0.502%	-4.431%	1.284%	1.072%	3.781%		-0.95%	—	—	—	—
Fixed Rate	80	—	—	—	—	2	82	2	82	84	82
Interest Rate	16.364%						15.97%	—	—	—	—

Instruments in CLP	260	—	65	144	63	—	532	—	531	531	532
Floating Rate	260	—	—	16	14	—	290	—	289	289	290
Spread	—	—	—	-0.35%	-0.33%	—	-0.04%	—	—	—	—
Fixed Rate	—	—	65	128	49	—	242	—	242	242	242
Interest Rate	—	—	4.49%	4.82%	5.14%	—	4.80%	—	—	—	—

Instruments in PEN	133	11	8	—	—	—	152	—	153	153	152
Floating Rate	48	—	—	—	—	—	48	—	48	48	48
Spread	—	—	—	—	—	—	—	—	—	—	—
Fixed Rate	85	11	8	—	—	—	104	—	105	105	104
Interest Rate	4.53%	5.95%	5.35%	—	—	—	4.75%	—	—	—	—

Instruments in COP	129	95	30	—	—	—	254	30	215	245	254
Floating Rate	129	5	—	—	—	—	134	30	97	127	134
Spread	0.37%	4.00%	—	—	—	—	0.50%	—	—	—	—
Fixed Rate	—	90	30	—	—	—	120	—	118	118	120
Interest Rate	—	9.32%	10.55%	—	—	—	9.63%	—	—	—	—
Instruments in MXN	190	92	66	6	6	2	362	7	313	320	362
Floating Rate	3	3	11	3	3	1	24	—	175	175	24
Spread	-8.48%	2.97%	-0.66%	-0.52%	-0.52%	-0.52%	-1.14%	—	—	—	—
Fixed Rate	187	89	55	3	3	1	338	7	138	145	338
Interest Rate	4.94%	7.75%	7.93%	8.83%	8.83%	8.83%	6.25%	—	—	—	—

Instruments in GTQ	1	—	—	—	—	—	1	1	—	1	1
Floating Rate	—	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—	—
Fixed Rate	1	—	—	—	—	—	1	1	—	1	1
Interest Rate	10.50%	—	—	—	—	—	10.50%	—	—	—	—

ASIA	—	—	—	—	—	—	—	25	-2	22	—

Instruments in JPY	—	—	—	—	—	—	—	25	-2	22	—
Floating Rate	—	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—	—

	MATURITY DATES							FAIR FALUE (Euro in millions)
	2005	2006	2007	2008	2009	Thereafter	TOTAL	Underlying Debt	Associated Derivatives	TOTAL	Book Value
Fixed Rate	—	—	—	—	—	—	—	25	-2	22	—
Interest Rate	—	—	—	—	—	—	—	—	—	—	—

AFRICA	31	—	—	—	—	—	31	—	31	31	31

Instruments in MAD	31	—	—	—	—	—	31	—	31	31	31
Floating Rate	—	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—	—
Fixed Rate	31	—	—	—	—	—	31	—	31	31	31
Interest Rate	4.23%	—	—	—	—	—	4.23%	—	—	—	—

TOTAL	2,619	3,346	2,557	662	979	929	11,092	11,347	229	11,576	11,092

EXCHANGE RATE OPTIONS	22	—	—	—	—	—	22	—	22	22	22

All amounts are expressed in millions of euro, except for interest rates.

Instruments Outstanding at December 31, 2003

	MATURITY DATES							FAIR VALUE (Euro in millions)
	2004	2005	2006	2007	2008	Thereafter	TOTAL	Underlying Debt	Associated Derivatives	TOTAL	Book Value
EURO	(73)	1,540	555	1,416	450	186	4,075	4,437	471	4,908	4,650

Floating Rate	(610)	405	314	1,231	425	—	2,340	2,123	320	2,443	2,340
Spread—Ref Euribor	(1.74)%	2.76%	(1.17)%	1.10%	(0.24)%		1.31%
Fixed Rate	537	1,135	241	186	26	186	2,310	2,314	152	2,466	2,310
Interest Rate	5.79%	5.65%	5.60%	6.23%	4.98%	6.45%	5.78%

AMERICA	398	302	(44)	173	30	121	979	1,537	(470)	1,068	979

Instruments in USD	(95)	(9)	(199)	89	14	113	(88)	1,627	(1,688)	(61)	(88)
Floating Rate	(42)	(65)	(198)	17	21	12	(256)	812	(1,019)	(207)	(256)
Spread	(7.44)%	(3.23)%	(0.94)%	2.66%	1.65%	0.74%	(3.13)%
Fixed Rate	(53)	57	(1)	72	(7)	100	168	815	(669)	147	168
Interest Rate	5.86%	(1.97)%	15.09%	8.67%	19.84%	7.12%	4.54%

Instruments in ARS	(16)	—	—	—	—	—	(16)	(16)	—	(16)	(16)
Floating Rate	—	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed Rate	(16)	—	—	—	—	—	(16)	(16)	—	(16)	(16)
Interest Rate	1.35%	—	—	—	—	—	1.35%

Instruments in BRL	431	171	56	13	10	—	681	(115)	845	731	681
Floating Rate	303	171	8	13	10	—	506	(115)	688	573	506
Spread	(0.01)%	0.46%	3.20%	1.37%	—	—	0.24%
Fixed Rate	128	—	47	—	—	—	175	—	158	158	175
Interest Rate	11.02%	—	—	—	—	—	8.05%

Instruments in PEN	58	4	—	—	—	—	62	27	37	64	62
Floating Rate	—	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed Rate	58	4	—	—	—	—	62	27	37	64	62
Interest Rate	5.14%	5.15%	—	—	—	—	5.14%

Instruments in MXN	20	135	100	71	6	9	341	15	336	350	341
Floating Rate	3	72	3	11	3	4	97	—	96	96	97
Spread	(0.52)%	(0.49)%	(0.52)%	(0.66)%	(0.52)%	(0.52)%	(0.52)%
Fixed Rate	17	63	97	60	3	4	244	15	240	254	244
Interest Rate	6.82%	9.46%	7.75%	7.93%	8.83%	8.83%	8.20%

ASIA	0	0	0	0	—	—	1	44	(43)	1	1

Instruments in JPY	0	0	0	0	—	—	1	44	(43)	1	1
Floating Rate	0	0	0	0	—	—	1	1	—	1	1
Spread	3.79%	3.79%	3.79%	3.79%	—	—	3.79%
Fixed Rate	—	—	—	—	—	—	—	43	(43)	0	—
Interest Rate	—	—	—	—	—	—	—

AFRICA	31	—	—	—	—	—	31	—	32	32	31

Instruments in MAD	31	—	—		—	—	31	—	32	32	31
Floating Rate	—	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed Rate	31	—	—	—	—	—	31	—	32	32	31
Interest Rate	8.90%	—	—	—	—	—	8.90%

TOTAL	356	1,842	511	1,590	480	307	5,087	6,019	(9)	6,009	5,662

EXCHANGE RATE OPTIONS	362						362			43	43

All amounts are expressed in millions of euro, except for interest rates.

Sensitivity to interest rates at December 31, 2004

Detail for Interest Rate Swaps

(Millions of €)

	MATURITY DATE
	2005	2006	2007	2008	2009	Subsequent	Total	Fair Value
BRL
Floating to fixed
Received leg	(221)	—	—	—	—	—	(221)	-28.99
Average Spread (+CDI)	0.00%						0.00%
Paying leg	221	—	—	—	—	—	221	30.43
Average interest rate	15.40%						15.40%

USD
Floating to fixed
Receiving leg	(88)						(88)	-0.56
Average Spread (+US LIBOR)	0.63%						0.63%
Paying leg	88						88	0.84
Average interest rate	4.52%						4.52%

EUR
Floating to fixed
Receiving leg	(211)	(26)	(26)	(396)	(26)	0	(684)	-35.51
Average Spread (+EURIBOR)	—	—	—	—	—	—	0.00%
Paying leg	211	26	26	396	26		684	55.53
Average interest rate	2.40%	4.98%	4.98%	1.78%	4.98%		2.33%
Fixed to Floating
Receiving leg				(185)			(185)	-28.94
Average interest rate				5.01%			5.01%
Paying leg				185			185	8.98
Average Spread (+EURIBOR)				-1.23%			-1.23%

MXN
Floating to fixed
Receiving leg	(47)	(88)	(49)	(1)	(1)	(1)	(187)	-33.43
Average Spread (+TIIE)	-0.06%	-0.63%	-0.83%	-0.54%	-0.54%		-0.54%
Paying leg	47	88	49	1	1	1	187	33.02
Average interest rate	9.43%	7.73%	7.94%	8.43%	8.43%		8.20%

Sensitivity to interest rates at December 31, 2003 Detail for Interest Rate Swaps (Millions of €)

	MATURITY DATE
	2004	2005	2006	2007	2008	Subsequent	Total
EURO
Fixed to Floating
Receiving leg					(185)		(185)
Average Interest Rate					5.01%		5.01%
Paying leg					185		185
Average Spread (+EURIB)					-1.23%		-1.23%

Floating to fixed

	MATURITY DATE
	2004	2005	2006	2007	2008	Subsequent	Total
Receiving leg	(26)	(26)	(26)	(26)	(210)	(26)	(340)
Average Spread					-0.05		-0.03

Paying leg	26	26	26	26	210	26	340
Average Interest Rate	4.98%	4.98%	4.98%	4.98%	5.00%	4.98%	4.99%
MXN
Floating to fixed
Receiving leg	(1)	(51)	(95)	(53)	(2)	(2)	(204)
Average Spread (+TIIE)	-0.54%	-0.06%	-0.63%	-0.83%	-0.54%	-0.54%	-0.54%

Paying leg	1	51	95	53	2	2	204
Average Interest Rate	8.43%	9.43%	7.73%	7.94%	8.43%	8.43%	8.23%

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. Our Chairman and Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in U.S. Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective.

(b) Internal Control Over Financial Reporting. There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Mr. Miguel Canalejo Larrainzar and Mr. Javier Echenique Landiribar are “audit committee financial experts” as defined in Item 16A of Form 20-F.

Item 16B. CODE OF ETHICS

We have adopted a code of ethics that applies, among others, to our Chairman and Chief Executive Officer, our Chief Financial Officer, our Principal Accounting Officer and controller, and persons performing similar functions in Telefónica Móviles, S.A. and subsidiaries consolidated within the Telefónica Móviles group. The code of ethics was filed as exhibit 11.1 to our annual report on Form 20-F for 2003.

Item 16C. ACCOUNTANTS’ FEES AND SERVICES

The fees accrued for the fiscal years 2004 and 2003 from the various member firms of the Deloitte Touche Tohmatsu, to which Deloitte, S.L., the auditors of the Telefónica Móviles Group, belongs, amounted to €4,476 thousand and €3,650 thousand, respectively.

These fees included the following:

	2004	2003
	(thousands of euros)
Audit Fees	3,355	2,778
Audit-Related Fees	837	533
Tax Fees	175	61
All Other Fees	109	278

Total Fees	4,476	3,650

These fees include all amounts relating to the Spanish and foreign companies in which the Telefónica Móviles Group has effective control or joint control with third parties.

The main services included in each of the categories are as follows:

•	Audit-Related Fees. Services in this category include, among others, due diligence services related to business combinations, advise on International Financial Reporting Standards (IFRS) applicable to the Group and review of the annual and quarterly information required by the Regulator relating to costs and quality parameters.

•	Tax Fees. Services in this category include, among others, consultancy and fiscal advising.

•	All Other Fees. Services in this category include, among others, assistance in relation to compliance with the Sorbanes-Oxley Act of 2002, consultancy in projects of Internet programs not related to financial reporting, etc.

Audit Committee Pre-approval Policies and Procedures

Our audit committee policies and procedures, Regulations on Relations with External Auditing of Telefónica Móviles, S.A., are filed as Exhibit 14.1.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period of Fiscal Year	(a) Total Number of Shares (or Units) Purchased(1)	(b) Average Price Paid per Share (or Unit)(2) (euros)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs(1)	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
January 1 to January 31	157,670	2.00	157,670	21,288,292
February 1 to February 29	—	—	—	21,288,292
March 1 to March 31	—	—	—	21,288,292
April 1 to April 30	—	—	—	21,288,292
May 1 to May 31	—	—	—	21,288,292
June 1 to June 30	62,823	2.00	62,823	21,225,469
July 1 to July 31	—	—	—	21,225,469
August 1 to August 31	18,569	2.00	18,569	21,206,900
September 1 to September 30	31,452	2.00	31,452	21,175,488

Period of Fiscal Year	(a) Total Number of Shares (or Units) Purchased(1)	(b) Average Price Paid per Share (or Unit)(2) (euros)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs(1)	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
October 1 to October 31	—	—	—	21,175,488
November 1 to November 30	20,440	2.00	20,440	21,155,008
December 1 to December 31	165	2.00	165	21,154,843

Total	291,119	2.00	291,119	21,154,843

(1)	All of the share purchases were made to cover our obligations to beneficiaries under our corporate stock option plan (the “MOS Program”) pursuant to call option agreements with BBVA and La Caixa. The MOS Program is our sole public stock option plan. The MOS Program was approved by a Special Stockholders’ Meeting on October 26, 2000 and publicly announced on September 28, 2001. The final exercise period under the MOS Program is between January 3, 2006 and April 3 2006. The company must settle any options exercised within three months of the exercise date. The General Shareholders Meeting held prior to the effective settelement of the options must approve either the amortization of the unexercised options or their rollover into a new options scheme. For further information on our MOS Program, see “Item 6.B—Compensation—Employee Share Option Plan”.
(2)	Our call option agreements with BBVA and La Caixa, pursuant to which all of our purchases of Telefónica Móviles shares were made, provide for a fixed purchase price of €2.00 per share.

PART III

Item 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

Item 18. FINANCIAL STATEMENTS

The following financial statements are filed as part of this Form 20-F:

Telefonica Moviles, S.A.

Ipse 2000 S.p.A.

Item 19. EXHIBITS

Exhibit Number
1.1	Amended and Restated Articles of Association (English translation).**

4.1	Contribution Agreement dated as of April 26, 2002 among Telefónica Móviles, S.A., Don Alejándro Burillo Azcáraga, Doña Carmela Azcáraga Milmo, Scotiabank Inverlat S.A. Institución de Banca Múltiple Grupo Financiero Scotiabank Inverlat.*†

4.2	Stock Purchase Agreement dated as of April 26, 2002 among Telefónica Móviles, S.A., Pegaso Telecomunicaciones, S.A. de C.V., Pegaso Comunicaciones y Sistemas, S.A. de C.V., Pegaso PCS, S.A. de C.V., Pegaso Finanzas, S.A. de C.V., Pegaso Finco I, S.A. de C.V., Pegaso Recursos Humanos, S.A. de C.V., Don Alejándro Burillo Azcáraga, Doña Carmela Azcáraga Milmo, Scotiabank Inverlat S.A. Institución de Banca Múltiple Grupo Financiero Scotiabank Inverlat, Leap PCS Mexico, Inc., Leap Wireless International, Inc., International Equity Investments, Inc., NI Media Equity, LLC, Laif X SPRL, Qualcomm Incorporated, Sprint Mexico, Inc., Sprint Corporation, Alacatel, and Telefonaktiebolaget LM Ericsson (PUBL).*

4.3	Shareholders Agreement dated as of October 17, 2002, amended as of December 3, 2004, among Telefónica Móviles, S.A., Portugal Telecom, SPGS, S.A., PT Móveis, SGPS, S.A., and Brasilcel B.V.****†

4.4	Subscription Agreement dated as of October 17, 2002 among Telefónica Móviles, S.A., Portugal Telecom, SPGS, S.A., PT Móveis, SGPS, S.A., and Brasilcel B.V.****†

4.5	Stock purchase agreement dated as of March 5, 2004 by and among Telefónica Móviles, S.A., each of the entities listed on Schedule 1 thereto, and BellSouth Corporation.***

4.6	Share Purchase Agreement dated as of July 23, 2004 among Compañía de Telecomunicaciones de Chile S.A., Compañía de Telecomunicaciones de Chile-Equipos y Servicios and Inversiones Telefónica Móviles Holdings Limitada.

8.1	For a list of subsidiaries, see note 1 to our consolidated financial statements.

11.1	Code of Ethics***

12.1	Certification of the Chairman and Chief Executive Officer of Telefónica Móviles, S.A., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Chief Financial Officer of Telefónica Móviles, S.A., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Regulations on Relations with External Auditing of Telefónica Móviles, S.A.***

*	Incorporated by reference to Telefónica Móviles S.A.’s annual report on Form 20-F for 2001.
**	Incorporated by reference to Telefónica Móviles S.A.’s annual report on Form 20-F for 2002.
***	Incorporated by reference to Telefónica Móviles S.A.’s annual report on Form 20-F for 2003.
****	Incorporated by reference to Telefónica Móviles S.A.’s Amendment No. 1 to its annual report on Form 20-F for 2003, filed with the Securities and Exchange Commission on January 31, 2005 (Commission File No. 001-15158).
†	Confidential material appearing in this document has been omitted and filed separately with the Securities and Exchange Commission in accordance with the Securities Exchange Act of 1934, as amended, and Rule 24b-2 promulgated thereunder. Omitted information has been marked through.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Telefónica Móviles, S.A.:

We have audited the accompanying consolidated balance sheets of Telefónica Móviles, S.A. and of the companies comprising the Telefónica Móviles Group (see Note 1) as of December 31, 2004 and 2003, and the related consolidated statements of operations for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the controlling Company’s Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Telefónica Móviles, S.A. and of the companies composing Telefónica Móviles Group as of December 31, 2004 and 2003, and the results of their operations and the funds obtained and applied by them for each of the three years ended December 31, 2004, in conformity with accounting principles generally accepted in Spain.

Accounting principles generally accepted in Spain vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income (loss) for each of the three years in the period ended December 31, 2004, and the determination of consolidated shareholders’ equity and financial position as of December 31, 2004 and 2003, to the extent summarized in Note 21.

Madrid, Spain

March 4, 2005, except for Note 21, as to which the date is June 21, 2005

Telefónica Móviles, S.A.

TELEFÓNICA MÓVILES, S.A. AND COMPANIES COMPOSING THE TELEFÓNICA MÓVILES GROUP

Consolidated Balance Sheets as of December 31, 2003 and 2004

	Thousands of Euros
Assets	12/31/03	12/31/04
Start-up expenses (Note 5.a)	360,506	285,272
Intangible assets (net) (Note 5.b)	2,692,699	3,970,422
Property, plant and equipment (net) (Note 6)	4,384,354	5,639,994
Long-term financial investments:
Investments in associated companies (Note 7.a)	121,651	58,805
Other investments (Note 7.b)	9,115	10,959
Other financial investments	551,869	592,040
Loans to Telefónica Group companies (Note 11)	1,203,205	2,342,861
Prepaid taxes (Note 13.a)	1,052,266	1,316,116
Provisions	(3,357)	(53,469)

	2,934,749	4,267,312
Goodwill (Note 8)	1,146,468	3,142,012
Deferred charges	21,113	38,323
Current assets:
Inventories	154,540	410,580
Accounts receivable:
Customer receivables	1,663,644	2,030,929
Receivable from Telefónica Group companies (Note 11)	409,808	361,497
Tax receivables (Note 13.b)	315,078	782,938
Other accounts receivable	83,250	84,762
Allowance for bad debts	(308,606)	(353,143)

	2,163,174	2,906,983
Short-term financial investments:
Loans to Telefónica Group companies (Note 11)	1,334,286	1,783,208
Other short-term investments	335,788	678,679

	1,670,074	2,461,887
Cash	61,920	341,287
Prepaid expenses and other current assets	74,468	106,842

	4,124,176	6,227,579

Total assets	15,664,065	23,570,914

The accompanying Notes 1 to 20 are an integral part of these Consolidated balance sheets.

Telefónica Móviles, S.A.

TELEFÓNICA MÓVILES, S.A. AND COMPANIES COMPOSING THE TELEFÓNICA MÓVILES GROUP

Consolidated Balance Sheets as of December 31, 2003 and 2004

	Thousands of Euros
Liabilities and Shareholders’ Equity	12/31/03	12/31/04
Shareholders’ equity (Note 9)	4,040,435	4,719,893
Minority interests (Note 10)	74,671	(57,130)
Deferred revenues:
Capital subsidies	29	—
Accrual of investment tax credits	21,657	20,049
Other deferred revenues	19,433	99,103

	41,119	119,152
Provisions for contingencies and expenses (Note 4.k)	1,149,591	1,153,551
Long-term liabilities:
Security issues	69,435	74,518
Payable to banks and other financial institutions (Note 12)	310,033	434,708
Payable to Telefónica Group companies (Note 11)	4,864,423	7,817,441
Other liabilities	130,641	136,913
Deferred taxes (Note 13.a)	35,811	88,743

	5,410,343	8,552,323
Current liabilities:
Security issues:
Short-term marketable debt securities	20,594	9,427
Payable to banks and other financial institutions:
Loans and other accounts payable (Note 12)	545,145	829,726
Interest payable	8,101	38,473

	553,246	868,199
Payable to Telefónica Group companies (Note 11)	1,473,285	4,188,109
Accounts payable to trade creditors	2,190,514	2,480,710
Accrued taxes payable (Note 13.b)	394,386	845,672
Other non-trade payables	201,583	541,896
Accrued expenses and other liabilities (Note 4.o)	114,298	149,112

	4,947,906	9,083,125

Total liabilities and shareholders’ equity	15,664,065	23,570,914

The accompanying Notes 1 to 20 are an integral part of these Consolidated balance sheets.

Telefónica Móviles, S.A.

TELEFÓNICA MÓVILES, S.A. AND COMPANIES COMPOSING THE TELEFÓNICA MÓVILES GROUP

Consolidated Statements of Operations for the Years Ended December 31, 2002, 2003 and 2004

	Thousands of Euros
	12/31/02	12/31/03	12/31/04
Wireless communication services	7,946,714	8,579,746	9,928,571
Sales of handsets and accessories	960,052	1,198,587	1,588,989
Other services	233,069	291,951	310,031

Net revenues from operations	9,139,835	10,070,284	11,827,591

Other revenues	91,070	152,403	217,270

Services and goods purchased	(2,406,039)	(2,592,541)	(3,676,302)
External services and local taxes	(2,412,370)	(2,581,995)	(3,040,952)
Personnel expenses (Note 14.a)	(546,381)	(485,993)	(539,917)
Depreciation and amortization (Notes 5 and 6)	(1,316,406)	(1,420,648)	(1,611,003)
Change in operating provisions	(130,245)	(99,274)	(86,723)

Total operating expenses	(6,811,441)	(7,180,451)	(8,954,897)

Operating income	2,419,464	3,042,236	3,089,964

Amortization of goodwill (Note 8)	(87,096)	(101,703)	(94,708)
Losses of associated companies (Note 14.c)	(159,477)	(80,656)	(38,232)
Financial expense (Notes 11, 12, 14.b and 17)	(921,983)	(1,288,474)	(925,718)
Financial income (Notes 11, 12, 14.b and 17)	605,787	910,337	571,950

Income from ordinary activities	1,856,695	2,481,740	2,603,256

Extraordinary income (expense) (Note 14.d)	(12,075,902)	(4,536)	(92,949)

Income before tax and minority interests	(10,219,207)	2,477,204	2,510,307

Corporate income tax (Note 13.c)	2,130,821	(890,493)	(898,117)
Minority interests (Note 10)	4,363,987	21,127	21,720

Net income	(3,724,399)	1,607,838	1,633,910

The accompanying Notes 1 to 20 are an integral part of these Consolidated statements of operations.

Telefónica Móviles, S.A.

TELEFÓNICA MÓVILES S.A. AND COMPANIES COMPOSING THE TELEFÓNICA MÓVILES GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR 2004

1)	INTRODUCTION AND GENERAL INFORMATION

On January 12, 2000, the Stockholders’ Meeting of Telefónica, S.A. resolved to incorporate a company to group together all the Telefónica Group’s wireless communications businesses in the world, which were located in Europe, Latin America and the Maghreb. Pursuant to this resolution, Telefónica Móviles, S.A., with registered office at Goya, 24, Madrid (Spain), was incorporated on February 14, 2000.

Telefónica Móviles, S.A. (“the Company”, “the Parent Company” or “Telefónica Móviles”) and its subsidiaries and investees make up an integrated group of companies (“the Telefónica Móviles Group”, “the Móviles Group” or “the Group”) operating mainly in the telecommunications industry.

The corporate purpose of Telefónica Móviles, per Article 2 of its bylaws, is the performance of all manner of business activities in the field of telecommunications and value added services in the broadest sense. All the business activities that constitute the corporate purpose may be performed either directly by the Company or through ownership interests in companies with an identical or a similar corporate purpose.

On October 26, 2000, the Stockholders’ Meeting of Telefónica Móviles resolved to launch an initial public offering (IPO) through a capital increase. In November 2000 Telefónica Móviles, S.A. applied for the admission of its shares to listing on the New York Stock Exchange (NYSE), instrumented in American Depositary Shares (ADS), and on the Madrid, Valencia, Barcelona and Bilbao Stock Exchanges, and for the inclusion of its shares in the Spanish computerized trading system (continuous market). All the shares were subscribed in the initial public offering.

The Company’s main asset consists of holdings in various telecommunications operators in several different countries. The companies composing the Group as of December 31, 2004, and Telefónica Móviles, S.A.’s direct, indirect and total percentages of ownership in each of them are detailed in Exhibit I to these notes to consolidated financial statements. The main holdings are as follows:

Telefónica Móviles España, S.A.: the company responsible for the management and operation of wireless communications in Spain.

Telefónica Móviles Interacciona, S.A.: a Spanish company whose corporate purpose is to operate content and services through wireless networks using WAP technology or any other technology that may be developed in the future.

Mobipay International, S.A.: a company whose main corporate purpose is the provision of wireless telephony payment services worldwide, except Spain.

Mobipay España, S.A.: a company whose main corporate purpose is the provision of wireless telephony payment services in Spain.

Telefónica Móviles, S.A.

Telefónica Comunicaciones Personales, S.A.: a company which provides wireless communications services in Argentina.

Telefónica Móviles, S.A.C.: a company which provides wireless communications services in Peru.

Telefónica de El Salvador, S.A. de C.V.: a company which provides wireless communications and international long-distance services in El Salvador.

Telefónica Centroamérica Guatemala, S.A.: a company which provides wireless and wireline communications services and radio-paging services in Guatemala.

Medi Telecom, S.A.: a company which provides wireless communications services in Morocco.

Telefónica Móviles Soluciones y Aplicaciones, S.A.: a Chilean company whose main corporate is the development of commercial software and the provision of counseling services for the Telefónica Móviles Group’s communications and Internet companies.

Brasilcel, N.V.: a company to which the holdings owned by Telefónica Móviles, S.A. and the Portugal Telecom Group in wireless telephony companies in Brazil were contributed as of December 27, 2002. This joint venture, which is 50% owned and managed by each of the two groups, comprises the following wireless communications operators:

•	Tele Sudeste Celular Participações, S.A.: a Brazilian company which provides wireless communications services in the states of Rio de Janeiro and Espirito Santo through its operators Telerj Celular, S.A. and Telest Celular, S.A., respectively.

•	Tele Leste Celular Participações, S.A.: a Brazilian company which provides wireless communications services in the states of Bahía and Sergipe through its operators Telebahia Celular, S.A. and Telergipe Celular, S.A., respectively.

•	Celular CRT Participações, S.A.: a Brazilian company which provides wireless communications services in the state of Rio Grande do Sul through its operator Celular CRT, S.A.

•	Telesp Celular Participações, S.A.: a Brazilian company which provides wireless communications services in the states of São Paulo (through its operator Telesp Celular, S.A.), Paraná and Santa Catarina (through its operator Global Telecom, S.A.).

•	Tele Centro Oeste Celular Participações, S.A.: A Brazilian company, subsidiary of Telesp Celular Participações, S.A., acquired on April 25, 2003 (see Note 2-c), which provides wireless communications services in the Central-Western region (formed by the States of Brasilia, Goias, Etocantins, Mato Grosso, Mato Grosso do Sul, Rondônia and Acre) and in the Amazonia region (in the states of Amapá, Amazonas, Maranhao, Pará and Roraima).

Telefónica Móviles México, S.A. de C.V.: a Mexican company to which all the shares of the Telefónica Móviles Group and the Pegaso Group in Mexican wireless operators were contributed on September 10, 2002. This company, which is 92% owned by Telefónica Móviles, manages the following wireless communications operators:

•	Pegaso Telecomunicaciones, S.A. de C.V.: a Mexican holding company which provides telecommunications services through the operator Pegaso Comunicaciones y Sistemas, S.A. de C.V. This company has a license to operate in all the regions of the Republic of Mexico.

Telefónica Móviles, S.A.

•	Grupo Corporativo del Norte, S.A. de C.V.: a Mexican holding company which provides cellular telephony services through the operator Celular de Telefonía, S.A. de C.V. (Cedetel) in the states of Nuevo León, Tamaulipas and part of the state of Coahuila.

•	Corporación Integral de Comunicación, S.A. de C.V.: a Mexican holding company which provides cellular telephony services through the operator Telefonía Celular del Norte, S.A. de C.V. (Norcel) in the states of Chihuahua, Durango and part of the state of Coahuila.

•	Baja Celular Mexicana, S.A. de C.V.: a Mexican holding company which provides cellular telephony services in the states of Baja California Norte, Baja California Sur and in the municipality of San Luis del Río Colorado in Sonora.

•	Movitel del Noroeste, S.A. de C.V.: a Mexican company, subsidiary of Baja Celular Mexicana, S.A. de C.V., which provides cellular telephony services in the States of Sinaloa and Sonora, except for the municipality of San Luis del Río Colorado municipality.

Telefónica Móvil de Chile, S.A.: a company which provides wireless communications services in Chile.

Otecel, S.A.: a company which provides wireless communications services in Ecuador.

Telefónica Móviles Guatemala y Cía, S.C.A. (formerly BellSouth Guatemala y Cía., S.C.A.): a company which provides telecommunications, radio communications, Internet and data transmission services in Guatemala.

Telefónica Móviles Panamá, S.A.: a company which provides wireless communications and international long-distance services in Panama.

Telefónica Móviles Colombia, S.A. (formerly BellSouth Colombia, S.A.): a Colombian company which provides wireless communications services in the three regions (Eastern, Atlantic Coast and Western) into which Colombia has been divided for the purpose of providing the cellular wireless telephony service in that country.

Telefonía Celular de Nicaragua, S.A.: a company which provides wireless communications and international long-distance services in Nicaragua.

Comunicaciones Móviles del Perú, S.A.: (formerly BellSouth Perú, S.A.): a company which provides wireless communications services in Peru. It also provides national long-distance, international long-distance and public wireline telephony services in the city of Lima and the province of Callao.

Abiatar, S.A.: a company which provides wireless communications, Internet, cordless data transmission and international long-distance telephony services in Uruguay.

Telcel, C.A.: a company which provides wireless communications, international and national local and long-distance wireline telephony, Internet access, data transmission, private network system and vehicle tracking services in Venezuela.

Telefónica Móviles, S.A.

The Móviles Group operators providing telecommunications services as of December 31, 2004, are subject to specific regulatory frameworks, and in some cases the ratemaking system is regulated. Also, some of these companies have commitments to the regulatory bodies whereby they are obliged, for a given time period, to comply with certain installation and service quality indexes. As of December 31, 2004, all the operators had complied with these commitments.

2)	BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

a) True and fair view

These consolidated financial statements of the Telefónica Móviles Group were prepared from the accounting records of Telefónica Móviles, S.A. and of each of the companies composing the Telefónica Móviles Group. All the accounting regulations in force were applied, and, accordingly, the consolidated financial statements give a true and fair view of the net worth, financial position, results of operation and funds obtained and applied in 2004 and 2003, in accordance with the rules for the preparation of consolidated financial statements.

These consolidated financial statements as of December 31, 2004, which were prepared by the Company’s directors, will be submitted for approval by the Stockholders’ Meeting, and it is considered that they will be approved without any changes.

The figures shown in the documents composing these consolidated financial statements are expressed in thousands of euros, unless indicated otherwise.

b) Accounting policies

The items in the consolidated financial statements were valued in accordance with the generally accepted accounting principles in force in Spain. At the companies where accounting methods that differ from those of the Group were applied, the related adjustments were made in consolidation in order to present the consolidated financial statements on a uniform basis.

Consolidation was performed by applying the consolidation methods and procedures contained in the accounting regulations in force:

The companies over which effective control is exercised were fully consolidated.

The companies which are managed jointly with third parties were proportionally consolidated.

The companies in which there is significant influence over their management but not effective control or joint management with third parties are accounted for by the equity method.

The investees which are either not included in the foregoing categories or which, although included, do not have a material impact on consolidation, are carried at cost net of the necessary allowances to reflect their market value if this is lower than cost.

All the accounts receivable and payable, purchases, sales and gains or losses on transactions between fully consolidated companies were eliminated in consolidation.

Telefónica Móviles, S.A.

The accounts payable and receivable, purchases and sales and the gains or losses on transactions between proportionally integrated companies were eliminated in consolidation in proportion to the Group companies’ percentage of ownership of the capital of the jointly managed companies.

In accordance with standard practice in Spain, the consolidated financial statements do not include the tax effect, if any, of transferring the reserves and retained earnings of the consolidated companies to the Parent Company’s accounts, since it is considered either that such reserves and earnings will not be distributed or that those that might be distributed will not give rise to a material additional tax cost.

The equity of the minority interests in the net worth and result for the year is recorded under the “Minority Interests” and “Income/Loss Attributed to Minority Interests” captions, respectively in these consolidated financial statements.

The consolidated statements of income include the revenues and expenses of the companies that are no longer in the Group up to the date on which the related holding was sold or the company in question was liquidated, and those of the new companies included in the Group from the date on which the holding was acquired or the company in question was formed through year-end.

c) Comparative information and changes in the consolidated Group

Except for the acquisitions made and described below, there were no significant events preventing comparison of the amounts relating to the reporting year with those of the preceding year.

The scope of consolidation of the Telefónica Móviles Group has existed since the date of incorporation of the Parent Company, through the formation or acquisition of companies and the contribution, by the majority stockholders, of holdings in companies providing wireless communications services which have historically belonged to other Telefónica Group companies.

The main changes in the consolidated Group in 2004 and 2003 were as follows:

2004

On June 10, 2004, an additional holding of 13.95% was acquired in Mobipay Internacional, thereby increasing the total ownership interest in this company to 50%, as a result of which this company, which had been accounted for by the equity method, was proportionally consolidated in 2004.

On July 23, 2004, Telefónica Móviles, S.A. acquired all the shares of Telefónica Móvil de Chile, S.A., which provides wireless telecommunications services in Chile, for US$1,058 million and the assumption of debt amounting to CLP 168,000 million. Since that date, Telefónica Móvil de Chile, S.A. has been fully consolidated in the Móviles Group. The acquisition cost for Telefónica Móviles was €870 million.

At the end of June 2004 Brasilcel N.V. acquired the holdings owned by NTT DoCoMo, Inc. and Itochu Corporation in Sudestecel Participações, S.A. —a holding company which controls a package of shares of the operator Tele Sudeste Celular Participações, S.A.— equal to 10.5% of its capital stock for €20,839 thousand. As a result of this transaction, Brasilcel, N.V. now owns all the shares of Sudestecel Participações, S.A.

In August 2004 Brasilcel, N.V. and Telesp Celular Participações, S.A. (TCP) announced their intention to launch friendly tender offers for Tele Sudeste Celular Participações, S.A., Tele Leste Celular Participações, S.A.,

Telefónica Móviles, S.A.

CRT Participações, S.A and Tele Centro Oeste Celular Participações, S.A. (TCO). These tender offers were effectively implemented in October, and the following ownership interests were acquired:

Brasilcel, N.V.	Percentage of Ownership before Tender Offers	Percentage of Ownership after Tender Offers
Tele Sudeste Celular Participações, S.A.	86.7%	90.9%
Tele Leste Celular Participações, S.A.	27.9%	50.6%
Celular CRT Participações, S.A.	51.5%	67.0%

Telesp Celular Participações, S.A.	Percentage of Ownership before Tender Offers	Percentage of Ownership after Tender Offers
Tele Centro Oeste Celular Participações, S.A.	28.9%	50.6%

These tender offers gave rise to a cash payment of approximately BRL 607 million for Brasilcel, N.V. and of BRL 902 million for Telesp Celular Participações, S.A. (TCP).

On October 8, 2004, Telesp Celular Participações, S.A. approved a capital increase of BRL 2,054 million. As a result of this capital increase, which was completed on January 4, 2005, and was fully subscribed, Brasilcel, N.V.’s ownership interest in this company increased from 65.12% to 65.70% (see Note 19).

On March 5, 2004, Telefónica Móviles, S.A. reached an agreement with BellSouth Corporation (“BellSouth”) for the acquisition of all the holdings owned by the latter in Argentina, Chile, Peru, Venezuela, Colombia, Ecuador, Uruguay, Guatemala, Nicaragua and Panama.

The effective transfer of the shares of these companies was conditional upon the obtainment of the required regulatory authorizations in each country and on the acceptance of the offers by the minority stockholders. The shares were effective transferred in the last quarter of 2004. BellSouth’s holdings in Ecuador, Guatemala and Panama were transferred on October 14, 2004, and the holdings in Colombia, Nicaragua, Peru, Uruguay and Venezuela were transferred on October 28, 2004. Lastly, the holdings in Chile and Argentina were transferred on January 7 and 11, 2005, respectively (see Note 19).

In addition to the acquisition of the BellSouth Group’s ownership interests in the wireless telephony operators in Latin America, in compliance with the commitments assumed under share purchase agreements, Telefónica Móviles offered to acquire the ownership interest held by the minority stockholders of these companies, and in all cases the acquisition price was equal to that agreed on with BellSouth.

Under this agreement, the total assets of the aforementioned operators were valued at US$4,330 million (US$5,850 million including the investments in Argentina and Chile acquired in January 2005). The total acquisition cost for Telefónica Móviles, adjusted by the net debt of the companies at the transfer date, amounted to €3,252,539 thousand (excluding Chile and Argentina).

Following are the values assigned to each transaction and the acquisition cost for Telefónica Móviles:

Acquisition of all the shares of the operator Otecel, S.A. (Ecuador) for a total company value of US$833 million. The acquisition cost for Telefónica Móviles, adjusted by the company’s net debt, was €663,428 thousand.

Telefónica Móviles, S.A.

Acquisition of all the shares of Telefónica Móviles y Compañía, S.C.A. for a total company value of US$175 million. The acquisition cost for Telefónica Móviles, adjusted by the company’s net debt, was €92,538 thousand.

Acquisition of a 99.57% holding in BellSouth Panamá, S.A. for a total company value of US$657 million. The acquisition cost for Telefónica Móviles, adjusted by the company’s net debt, was €549,275 thousand.

Acquisition of all the shares of Telcel, S.A. (Venezuela) for a total company value of US$1,195 million. The acquisition cost for Telefónica Móviles, adjusted by the company’s net debt, was €1,223,984 thousand.

Acquisition of all the shares of Telefónica Móviles Colombia, S.A. for a total company value of US$1,050 million. The acquisition cost for Telefónica Móviles, adjusted by the company’s net debt, was €517,456 thousand.

Acquisition of a 99.85% holding in Comunicaciones Móviles del Perú, S.A. for a total company value of US$210 million. The acquisition cost for Telefónica Móviles, adjusted by the company’s net debt, was €7,697 thousand.

Acquisition of all the shares of Telefonía Celular de Nicaragua, S.A. for a total company value of US$150 million. The acquisition cost for Telefónica Móviles, adjusted by the company’s net debt, was €148,742 thousand.

Acquisition of all the shares of Abiatar, S.A. for a total company value of US$60 million. The acquisition cost for Telefónica Móviles, adjusted by the company’s net debt, was €49,419 thousand.

Pursuant to the agreement with BellSouth, certain procedures were performed to validate the cash and debt of the companies acquired, the end results of which are currently being negotiated by Telefónica Móviles and Bellsouth Corporation. As a result of these negotiations, the debt and cash amounts taken into account for the purpose of calculating the ultimate price of the shares could be subject to slight changes, which in no case would be material with respect to the transaction taken as a whole.

2003

On April 25, 2003, Telesp Celular Participações, S.A. (TCP), 65.12% owned by Brasilcel, N.V., acquired from the Brazilian company Fixcel (controlled by the Splice Group) 61.10% of the common voting shares of the Brazilian company Tele Centro Oeste Celular Participações, S.A. (TCO), representing 20.37% of its total capital stock, for BRL 1,505.5 million.

In October 2003 TCP, availing itself of Brazilian legislation, launched a tender offer for the other common voting shares of TCO held by minority stockholders. As a result of this offer, the acceptance period for which ended on November 18, 2003, TCP acquired 74.23% of the shares targeted by the offer which, together with the shares it already owned, gave it an ownership interest of 86.58% of TCO’s common shares (90.73% disregarding the shares of treasury stock owned by TCO), representing 28.87% of the total capital stock (29.31% excluding the shares of treasury stock). The amount paid for this additional holding was BRL 538.8 million.

Although TCP had declared its intention of exchanging (or acquiring) TCO shares to thus become its sole stockholder, this exchange was cancelled on January 12, 2004, as a result of the opinion issued by the Brazilian Securities Market Commission (CVM) which, in the opinion of the Boards of Directors of TCP and TCO, advised against implementing the aforementioned proposal.

On June 12, 2003, Telefónica Móviles acquired a 20% holding in Terra Mobile, S.A., giving it a 100% ownership interest in this company. The price agreed on was €1.

Telefónica Móviles, S.A.

On June 24, 2003, Telefónica Móviles, the sole stockholder of Terra Mobile, S.A., resolved to merge Termespa, S.A. into Terra Mobile, S.A., with the dissolution without liquidation of Termespa, S.A. and the transfer en bloc, by way of universal succession, of the assets and liabilities of the absorbed company to the absorbing company, which would acquire, by way of universal succession, the former’s rights and obligations. Also, the corporate name of Terra Mobile, S.A. was changed to Telefónica Móviles Interacciona, S.A.

On June 27, 2003, Telefónica Móviles sold its holding in Telefónica Mobile Solutions S.A. to Telefónica Sistemas, S.A. for €1,129 thousand, the company’s book value at the date of sale.

On July 29, 2003, Medi Telecom, S.A. carried out a capital increase in which Telefónica Móviles España disbursed €21,234 thousand and, since not all the stockholders subscribed to the capital increase, its holding was increased to 32.18%.

In September 2003 the convertible promissory notes representing the investment of Telefónica Internacional, S.A. in the Puerto Rican operator Newcomm Wireless Services, Inc. were transferred to the Móviles Group. These convertible promissory notes, totaling US$60,945 thousand, were recorded under the “Other Long-Term Investments” caption and will entitle the Móviles Group, once it receives the requisite authorizations from the regulatory authorities, to covert the notes into 49.9% of the capital stock. Also, the Móviles Group will be entitled to acquire an additional 0.2% of the capital stock, which would give it a controlling interest in the Puerto Rican operator.

On December 15, 2003, Telefónica Móviles sold all the shares of Telefónica Móviles Interacciona to Telefónica Móviles España, S.A. for €1; also on this date, all the loans granted to Telefónica Móviles Interacciona (and the accrued interest receivable) were transferred to Telefónica Móviles España. This transaction did not have any accounting impact on the consolidated financial statements.

On December 23, 2003, Telefónica Móviles España, S.A. and Mobilkom Austria Aktiengesellschaft & Co KG (Mobilkom) entered into an agreement whereby the latter would acquire all the shares of 3G Mobile Telecommunications GmbH, the Austrian subsidiary of Telefónica Móviles España, S.A. and holder of a third-generation wireless telephony license (UMTS). This company was sold for €13,650 thousand, giving rise to a gain of €13,572 thousand.

3)	PROPOSED DISTRIBUTION OF INCOME OF THE PARENT COMPANY

The Board of Directors will propose for approval by the Stockholders’ Meeting the following distribution of 2004 income:

Thousands of Euros
Income for the year	854,379
Distribution:
Dividends	835,796
To voluntary reserves	18,583

Telefónica Móviles, S.A.

4)	VALUATION STANDARDS

The main valuation methods applied in preparing the consolidated financial statements were as follows:

a) Consolidation goodwill

The amount paid for the acquisition of investments in companies in excess of the underlying book value of such investments at the acquisition date and not directly allocable to the companies’ assets is recorded as consolidation goodwill. The amounts allocable to the acquired company’s assets will be allocated to the related assets and liabilities after the related valuation has been made, up to the limit of their market value.

Consolidation goodwill is amortized during the period in which it contributes to the obtainment of revenues by the companies for which the goodwill was recorded. The maximum goodwill amortization period is 20 years.

b) Translation of the financial statements of foreign companies included in consolidation

The financial statements of the companies located abroad were expressed in euros. The assets and liabilities were translated to euros at the year-end exchange rates; capital stock, reserves and first-time consolidation differences at the historical exchange rates; and revenues and expenses at the average exchange rates for the year. The difference arising between translating the related items by the aforementioned methods and translating them at the year-end exchange rates is reflected under the “Stockholders’ Equity — Translation Differences” caption in the accompanying consolidated balance sheets, net of the portion of such difference that relates to minority interests (see Note 9-c).

The companies which use accounting methods with adjustments for inflation apply the accounting rules in force in their respective countries, which consist of valuing monetary assets and liabilities at their face value and adjusting the historical cost of nonmonetary assets and liabilities for the inflation between the date on which the related item was first recorded by the company and year-end. Accordingly, the effect of the inflation for the year on the monetary assets and liabilities is included in the statement of income for the year under the “Exchange Losses” or “Exchange Gains” captions. The figures thus adjusted are translated to U.S. dollars at the year-end exchange rates and are subsequently translated to euros using the translation method described in the previous paragraph.

The consolidation of the Group companies located in Argentina constitutes a special case. Pursuant to a ruling of the Spanish Accounting and Audit Institute, the assets of these companies do not included the effect of applying the adjustment for inflation which, for a transitional period, was permitted under local Argentine accounting legislation in 2002 and the first quarter of 2003.

c) Start-up expenses

Start-up expenses, which comprise incorporation, capital increase and preopening expenses, are recorded at cost and are amortized on a straight-line basis over five years from the commencement of the related activities.

d) Intangible assets

This caption includes mainly the cost of the licenses obtained by the Group from various public authorities in order to be able to provided wireless communications services, and the value attributed to the licenses held by certain companies when they were included in the Telefónica Móviles Group. The licenses are amortized over the term thereof and, in general, on the basis of their estimated capacity to generate revenues in each period.

The “Computer Software and Other” also includes the amount of the purchase price allocable to customers obtained (see Note 4-a), which is amortized over the period that the customers are expected to remain as such. Computer software is amortized on a straight-line basis over 3 to 5 years.

Telefónica Móviles, S.A.

e) Property, plant and equipment

Property, plant and equipment are carried at the lower of cost or market.

Cost includes external costs plus internal costs comprising warehouse materials used and direct labor used in installation work. The latter item is recorded under the “Capitalized Expenses of In-House Work on Fixed Assets” caption in the accompanying consolidated statements of income.

The costs of expansion, modernization and improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalized. Upkeep and maintenance expenses are expensed currently.

The Group depreciates its property, plant and equipment by the straight-line method at annual rates based on the following years of estimated useful life:

Assets	Years of Estimated Useful Life
Structures	5-15
Telephone installations	5-10
Computer hardware	3-5
Furniture, fixtures and other	2-10

f) Long-term investments

The investments which are not fully or proportionally consolidated or accounted for by the equity method in the consolidated financial statements are recorded at cost net of the required investment valuation allowances if cost is higher than market value. The market value is taken to be the underlying book value or stock market value of the investment.

g) Short-term investments

Short-term investments are valued at face value plus the accrued interest receivable at year-end.

h) Inventories

Warehouse installation materials and consumables and spare parts are valued at the lower of weighted average cost or market.

i) Accounts receivable and payable

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

The related allowance for bad debts is recorded on the basis of the age of the debt and of the solvency of the debtor.

Telefónica Móviles, S.A.

j) Corporate income tax

The accrued corporate income tax expense of the Group companies is calculated on the basis of book income before taxes, increased or decreased, as appropriate, by the permanent differences from taxable income, defined as those arising between taxable income and book income before taxes that do not reverse in subsequent periods.

Tax assets for unused tax losses and prepaid taxes are recorded when their future recovery is reasonably assured. Prepaid taxes which will foreseeably be reversed over a period exceeding ten years are not recognized, unless there are deferred taxes for the same or a higher amount and their reversal period is the same as that of the prepaid taxes.

Deferrable investment tax credits are recorded under the “Deferred Revenues” caption.

The Spanish companies in which Telefónica, S.A. had a direct or indirect holding of at least 75% in 2004 and 2003 are taxed under Spanish corporate income tax under the consolidated tax regime. Telefónica Móviles, S.A. and the Spanish subsidiaries that fall into this category file consolidated tax returns as part of the Telefónica, S.A. consolidated tax group.

k) Foreign currency transactions

Fixed-income securities and receivables and payables denominated in foreign currencies are translated to euros at the exchange rates ruling at the transaction date, and are adjusted at year-end to the exchange rates then prevailing.

Exchange differences arising on adjustment of foreign currency accounts payable and receivable to year-end exchange rates are classified by currency and due date, and for this purpose currencies which, although different, are officially convertible are grouped together.

The resulting positive net differences in each group of currencies are recorded under the “Deferred Revenues” caption on the liability side of the consolidated balance sheet, unless exchange losses have been charged to income in prior years or in the current year, in which case the positive differences are credited to period income up to the limit of the negative net differences charged to income in prior years or in the current year. Negative differences are charged directly to income.

The positive differences deferred in prior years are credited to income in the year in which the related accounts receivable and payable fall due or are settled early, or as negative exchange differences for the same or a higher amount are recognized in each homogeneous group.

The exchange differences arising from foreign currency transactions to specifically finance investments in investees which hedge the exchange rate risk on these investments are included under the “Translation Differences” caption in the accompanying consolidated balance sheets.

These transactions are deemed to be hedging transactions when the foreign currency in which the financing is denominated is the same as the functional currency of the country in which the investment is made and of the cash flows generated by the investment. Consequently, to ensure uniformity in the treatment of the exchange differences on the subsidiaries’ assets and on the liabilities financing such transactions, and to enable the appropriate matching of revenues and expenses, the exchange differences on these loans were allocated, in accordance with International Accounting Standards, to the “Translation Differences” caption.

Telefónica Móviles, S.A.

l) Recognition of revenues and expenses

Revenues and expenses are recognized on an accrual basis, i.e. when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises.

However, in accordance with the accounting principle of prudence, foreseeable contingencies and losses, including possible losses, are recorded as soon as they become known.

Various Móviles Group companies carry out sales promotions based on the obtainment of points by subscribers for telephone usage. These points can be exchanged for discounts on purchases of handsets, for usage or other services, based on the number of points obtained and the type of contract with the companies. The consolidated balance sheets include the related accounting provision based on the estimated value of the accumulated points at those dates.

m) Provisions for contingencies and expenses

The balance of this caption includes the estimated amount required for probable or certain third-party liability arising from litigation in progress or from outstanding indemnity payments or obligations of undetermined amount to be borne by the companies.

The balance of this caption as of December 31, 2003, includes a provision of €385,976 thousand relating mainly to the absorption of losses of minority interests of Group 3G UMTS Holding GmbH (see Note 10), and a provision of €727,437 thousand for the decline in the value of the investment in Ipse 2000, S.p.A. As of December 31, 2004, the related amounts were €385,976 thousand and €632,396 thousand, respectively. The decrease of €95,041 thousand relating to Ipse 2000, S.p.A. relates to the reclassification of this provision as reduction of the equity-method amount corresponding to the investment in this company, since certain items for which provisions had previously been recorded by Telefónica Móviles were recorded in Ipse 2000, S.p.A.’s statutory accounts (see Note 7).

Also, this caption includes the provisions recorded by the companies for severance pay based on employees’ years of service, in accordance with the legislation applicable in each country or with the contractual agreements entered into, and the provisions recorded for probable third-party liability.

n) Derivative products

Transactions whose purpose and effect is to eliminate or significantly reduce exchange, interest rate or market risk on asset and liability positions or on other transactions are treated as hedging transactions. The gains or losses arising during the life of these derivatives are taken to the consolidated statement of income using the same timing of recognition method as that used to recognize the gains or losses on the underlying hedged asset or transaction (see Note 17).

Transactions which, for accounting purposes, were not assigned to hedge risks, are not treated as hedging transactions. In transactions of this kind, the related provision is recorded with a charge to income as soon as potential losses are anticipated; gains are recorded when finally settled.

o) Pension plans

Telefónica Móviles, S.A. and its Spanish subsidiaries have arranged a pension plan pursuant to Pension Plans and Funds Law 8/1987, July, 8 of Pensions and Funds Plans, with the following features:

Contribution of between 4.51% and 6.87% of the participants’ regulatory salary.

Telefónica Móviles, S.A.

Obligatory contribution for participants of a minimum of 2.2% of their salary.

Individual financial capitalization system.

The plan is assigned to “FONDITEL B, FONDO DE PENSIONES”, managed by the Telefónica Group company Fonditel Entidad Gestora de Fondos de Pensiones, S.A (“Fonditel”). The amount of the contributions made by the Group in 2004 and 2003 totaled €6,947 thousand and €6,630 thousand, respectively, and these amounts are included under the “Personnel Expenses” caption in the accompanying consolidated statements of income.

The Brazilian companies have arranged defined-contribution pension plans that cover most of these companies’ serving employees. The Brazilian companies contribute the same amounts to the individual plans as the participants. These amounts vary, depending on the company, up to a maximum of 9% of the participant’s salary, based on the percentage chosen by the participant.

p) Liability accrual accounts

Under this caption the Group companies record mainly the amount of purchases made by subscribers to the prepaid service for topping up or acquiring cards which, at year-end, has not yet accrued or been recorded as a revenue because the subscribers to this service have not used up the full balance of their cards or top-ups.

5)	START-UP EXPENSES AND INTANGIBLE ASSETS

a) Start-up expenses

Start-up expenses comprise incorporation, capital increase and preopening expenses. Preopening expenses relate mainly to direct costs incurred in the launch of various GSM digital telephony services, and expenses relating to third-generation wireless telephony (UMTS) services in Spain, until they started to be marketed (first quarter of 2004). The expenses are recorded at cost and are amortized on a straight-line basis over five years from the date of commencement of the related activities.

The detail of the balances of the start-up expenses and of the variations therein in 2003 and 2004 is as follows:

	Thousands of Euros
	Balance at 12/31/02	Inclusion of Companies	Additions	Amortization	Transfers	Translation Differences	Balance at 12/31/03
Incorporation and preopening Expenses	273,149	4,112	47,163	(32,563)	1,717	484	294,062
Capital increase expense	98,691	—	478	(32,725)	—	—	66,444
Total	371,840	4,112	47,641	(65,288)	1,717	484	360,506

	Thousands of Euros
	Balance at 12/31/03	Inclusion of Companies	Additions	Amortization	Transfers	Translation Differences	Balance at 12/31/04
Incorporation and preopening Expenses	294,062	—	8,074	(53,314)	2,514	246	251,582
Capital increase expenses	66,444	—	—	(32,754)	—	—	33,690

Telefónica Móviles, S.A.

	Thousands of Euros
	Balance at 12/31/03	Inclusion of Companies	Additions	Amortization	Transfers	Translation Differences	Balance at 12/31/04
Total	360,506	—	8,074	(86,068)	2,514	246	285,272

b) Intangible assets

This caption relates mainly to the value of the licenses and concessions required to provide telecommunications services in the countries in which Telefónica Móviles has an operating presence. The term of these licenses ranges from 15 to 30 years.

The Group’s main licenses are as follows:

Licenses to provide the wireless communications services of the Company’s awarded to the Telefónica Group in the privatization of Telebrás in Brazil, as a result of the allocation made when these companies were acquired, since the market value of these assets exceeded the cost thereof per the balance sheets of the acquired companies.

Licenses to operate nationwide wireless communications services in Mexico. On completion of the related valuations, a portion of the goodwill arising on the acquisition of Telefónica Móviles México was allocated to this account.

Licenses to operate the UMTS service in Spain, Germany and Switzerland. In the case of Spain, due to the unavailability of the related technology and in accordance with the matching principle of accounting, these licenses started to be amortized when the commercial operation thereof commenced, and the amortization is being taken over the term of the licenses. For the other countries, the initial acquisition cost was written down in 2002 and the carrying value reflects the current estimate of the realizable value of these businesses.

Licenses to operate telecommunications services in countries where the companies acquired from BellSouth Corporation and in Chile through Telefónica Móvil de Chile, S.A. operate (see Note 2-c).

Telefónica Móviles, S.A.

The detail of the balances of the intangible asset accounts and of the variations therein in 2003 and 2004 is as follows:

b.1) Cost

	Thousands of Euros
	Balance at 12/31/02	Inclusion of Companies	Exclusion of Companies	Additions	Retirements	Transfers	Translation Differences	Balance at 12/31/03
Research and development expenses	8,394	—	—	—	—	(2,070)	—	6,324
Concessions, patents, licenses and other	1,981,335	8,297	—	3	(12,292)	507,834	(86,265)	2,398,912
Rights on leased assets	7,716	—	—	4,024	(3,408)	4,180	170	12,682
Computer software and other	902,528	14,682	(402)	212,796	(22,847)	37,900	(10,677)	1,133,980
Total intangible assets	2,899,973	22,979	(402)	216,823	(38,547)	547,844	(96,772)	3,551,898

	Thousands of Euros
	Balance at 12/31/03	Inclusion of Companies	Exclusion of Companies	Additions	Retirements	Transfers	Translation Differences	Balance at 12/31/04
Research and development expenses	6,324	—	—	—	—	2,605	—	8,929
Concessions, patents, licenses and other	2,398,912	1,257,372	—	9,863	(2,814)	76,045	(52,817)	3,686,561
Rights on leased assets	12,682	7,366	—	612	—	(3,321)	417	17,756
Computer software and other	1,133,980	554,111	—	259,509	(1,163)	12,135	12,510	1,971,082
Total intangible assets	3,551,898	1,818,849	—	269,984	(3,977)	87,464	(39,890)	5,684,328

b.2) Accumulated amortization

	Thousands of Euros
	Balance at 12/31/02	Inclusion of Companies	Exclusion of Companies	Provisions	Retirements	Transfers	Translation Differences	Balance at 12/31/03
Research and development expenses	1,352	—	—	1,277	—	—	—	2,629
Concessions, patents, licenses and other	214,947	1,620	—	79,615	(2,578)	(1)	(21,998)	271,605
Rights on leased assets	5,000	—	—	1,530	(2,272)	(2,411)	(43)	1,804
Computer software and other	378,647	4,938	(50)	225,539	(14,969)	(1,566)	(11,511)	581,028
Total accumulated amortization	599,946	6,558	(50)	307,961	(19,819)	(3,978)	(33,552)	857,066
Allowance for decline in value	4,800	—	—	—	(21)	(2,636)	(10)	2,133

	Thousands of Euros
	Balance at 12/31/03	Inclusion of Companies	Exclusion of Companies	Provisions	Retirements	Transfers	Translation Differences	Balance at 12/31/04
Research and development expenses	2,629	—	—	1,232	—	42	—	3,903
Concessions, patents, licenses and other	271,605	270,364	—	107,882	(2,814)	(8)	(10,259)	636,770
Rights on leased assets	1,804	956	—	1,852	—	(2,265)	(19)	2,328
Computer software and other	581,028	200,266	—	279,930	(651)	3,686	5,422	1,069,681
Total accumulated amortization	857,066	471,586	—	390,896	(3,465)	1,455	(4,856)	1,712,682

Telefónica Móviles, S.A.

	Thousands of Euros
	Balance at 12/31/03	Inclusion of Companies	Exclusion of Companies	Provisions	Retirements	Transfers	Translation Differences	Balance at 12/31/04
Allowance for decline in value	2,133	—	—	140	(944)	—	(105)	1,224

In 2003 the “Inclusion of Companies” column reflects the inclusion in the scope of consolidation of Tele Centro Oeste Celular Participações, S.A. (see Note 2-c). In 2004 this column relates mainly to the inclusions in consolidation of Telefónica Móvil de Chile, S.A. and of the companies acquired from BellSouth (see Note 2-c).

The “Exclusion of Companies” column form 2003 reflects the exclusion from the scope of consolidation of Telefónica Mobile Solutions, S.A. and 3G Mobile Telecommunications GmbH, as indicated in Note 2-c.

The “Additions” column for 2003 includes mainly the investments made in computer and billing systems, and in the development of new services such as the i-mode services.

In 2003, €504,651 thousand were recorded as an addition to the net value of the licenses obtained to operate nationwide wireless communications services in Mexico. This amount was reclassified from the “Consolidation Goodwill” once the related valuations had been completed (see Note 8). In 2004, €76,065 thousand were recorded as an addition to the net value of the licenses of Tele Centro Oeste Celular Participações, S.A. (see Note 8).

Also, in 2004 €730,008 thousand were assigned as an addition to “Licenses” and €276,724 thousand as an addition to “Computer Software and Other” (€31,562 thousand of software and €245,162 thousand as the purchase price allocable to customers obtained) based on valuations by independent appraisers of the assets acquired in the acquisition of both Telefónica Móvil de Chile, S.A. and of BellSouth’s operators (see Notes 4-a and 8). These allocations are included in the “Inclusion of Companies” column. This column also includes investments in information systems and in the development of services.

The “Translation Differences” column shows the effect of the exchange rate fluctuations on the beginning balances of the foreign companies and the monetary adjustment that certain companies apply to their balances to adjust for the effect of inflation in accordance with accounting practices in their respective countries. The effect of exchange rate fluctuations on the period variations is included in the column relating to each variation.

6) PROPERTY, PLANT AND EQUIPMENT

The detail of the balances of property, plant and equipment accounts, of the related accumulated depreciation and of the variations therein in 2003 and 2004 are as follows:

a) Cost

	Thousands of Euros
	Balance at 12/31/02	Inclusion of Companies	Exclusion of Companies	Additions	Retirements	Transfers	Translation Differences	Balance at 12/31/03
Land and structures	804,476	6,738	—	7,744	(883)	141,051	(16,146)	942,980
Telephone installations	7,323,497	156,796	—	107,217	(6,958)	348,675	(365,730)	7,563,497
Furniture, fixtures and other	473,926	13,532	(1,246)	34,624	(11,648)	(10,349)	(23,847)	474,992
Computer hardware	479,952	5,389	(2,618)	25,069	(2,344)	15,699	(16,979)	504,168
Construction in progress	349,432	7,032	—	822,188	(10,263)	(541,458)	(21,507)	605,424

Total property, plant and Equipment	9,431,283	189,487	(3,864)	996,842	(32,096)	(46,382)	(444,209)	10,091,061

Telefónica Móviles, S.A.

	Thousands of Euros
	Balance at 12/31/03	Inclusion of Companies	Exclusion of Companies	Additions	Retirements	Transfers	Translation Differences	Balance at 12/31/04
Land and structures	942,980	325,930	—	48,437	(2,536)	147,649	(10,870)	1,451,590
Telephone installations	7,563,497	2,381,213	—	160,195	(68,034)	629,918	(105,456)	10,561,333
Furniture, fixtures and other	474,992	270,538	—	49,855	(19,900)	65,999	(2,803)	838,681
Computer hardware	504,168	142,073	—	34,654	(6,446)	21,928	(17,638)	678,739
Construction in progress	605,124	135,875	—	1,059,159	(4,428)	(888,226)	(20,232)	887,572

Total property, plant and Equipment	10,091,061	3,255,629	—	1,352,300	(101,344)	(22,732)	(156,999)	14,417,915

b) Accumulated depreciation

	Thousands of Euros
	Balance at 12/31/02	Inclusion of Companies	Exclusion of Companies	Provisions	Retirements	Transfers	Translation Differences	Balance at 12/31/03
Land and structures	237,534	1,892	—	70,389	(211)	9,300	(5,305)	313,599
Telephone installations	4,005,720	72,836	—	839,686	(4,840)	(12,472)	(174,013)	4,726,917
Furniture, fixtures and other	194,003	8,493	(301)	54,727	(5,192)	1,076	(10,836)	241,970
Computer hardware	306,153	2,310	(1,662)	95,529	(1,583)	2,744	(14,717)	388,774
Total accumulated depreciation	4,743,410	85,531	(1,963)	1,060,331	(11,826)	648	(204,871)	5,671,260

Allowance for decline in value	26,144	—	—	13,282	(5,215)	2,787	(1,551)	35,447

	Thousands of Euros
	Balance at 12/31/03	Inclusion of Companies	Exclusion of Companies	Provisions	Retirements	Transfers	Translation Differences	Balance at 12/31/04
Structures	313,599	140,551	—	80,196	(1,282)	13,618	(11,932)	534,750
Telephone installations	4,726,917	1,710,243	—	854,336	(57,928)	(5,940)	(100,985)	7,126,643
Furniture, fixtures and other	241,970	211,067	—	119,669	(12,705)	(11,927)	(6,760)	541,314
Computer hardware	388,774	94,910	—	67,858	(5,152)	(8,879)	(6,898)	530,613
Total accumulated depreciation	5,671,260	2,156,771	—	1,122,059	(77,067)	(13,128)	(126,575)	8,733,320

Allowance for decline in value	35,447	8,556	—	4,838	(1,275)	(2,076)	(889)	44,601

The “Inclusion of Companies” column in 2003 reflects the inclusion of Tele Centro Oeste Celular Participações, S.A. in the scope of consolidation of the Telefónica Móviles Group, as indicated in Note 2-c.

As in the case of the intangible assets, the Company is performing a valuation of the property, plant and equipment acquired as part of the acquisition of the operators of BellSouth and Telefónica Móvil de Chile, S.A. in order to allocate to them the corresponding portion of the acquisition price up to the limit of their market value. As a result of this valuation, certain assets were identified that had been overstated by approximately €117 million, and this amount is presented as a reduction of the value of the assets acquired. Although at the date of preparation of these consolidated financial statements the aforementioned valuation had not been completed, no material differences are expected to arise with respect to the net book value of the assets recorded.

In 2004 the “Inclusion of Companies” column relates mainly to the inclusion in the scope of consolidation of Telefónica Móvil de Chile, S.A. and of the companies acquired from BellSouth (see Note 2-c).

The “Exclusion of Companies” column in 2003 relates to the exclusion from the scope of consolidation of Telefónica Mobile Solutions, S.A. and 3G Mobile Telecommunications GmbH (see Note 2-c).

Telefónica Móviles, S.A.

In both 2003 and 2004 the “Additions” column includes mainly the increase in and deployment of the capacity of the GSM and GPRS networks and of the UMTS network in Spain.

The “Translation Differences” column shows the effect of the exchange rate fluctuations on the beginning balances of the foreign companies and the monetary adjustment that certain companies apply to their balances to adjust for the effect of inflation in accordance with accounting practices in their respective countries. The effect of exchange rate fluctuations on the period variations is included in the column relating to each variation.

c) Other information

The detail of the property, plant and equipment owned by fully consolidated Group companies located abroad is as follows:

	Thousands of Euros
	12/31/04	12/31/03
Cost	8,425,367	4,529,395
Accumulated depreciation and allowances	(4,664,902)	(2,057,968)

Total property, plant and equipment located abroad	3,760,465	2,471,427

The detail of the fully depreciated assets is as follows:

	Thousands of Euros
	12/31/04	12/31/03
Structures	98,076	23,709
Telephone installations	3,803,578	2,116,558
Furniture, fixtures and other	231,695	101,122
Computer hardware	381,698	231,186

Total fully depreciated property, plant and equipment located abroad	4,515,047	2,472,575

The Group companies take out insurance policies to reasonably cover the possible risks to which their property, plant and equipment are subject.

7) LONG-TERM INVESTMENTS

The main variations in long-term investments in 2003 and 2004 were as follows:

	Thousands of Euros
	Balance at 12/31/02	Inclusion of Companies	Exclusion of Companies	Additions	Retirements	Transfers	Translation Differences	Balance at 12/31/03
Investments in associated companies	1,082,845	—	—	9,250	—	(968,808)	(1,636)	121,651
Other investments	6,986	—	—	567	(237)	1,800	(1)	9,115
Other long-term investments	307,887	8,147	(205)	208,362	(78,589)	99,854	6,413	551,869
Loans to Telefónica Group companies	1,673,313	—	(958)	392,351	(1,016,449)	134,742	20,206	1,203,205
Receivable from public authorities	1,136,488	3,544	(395)	163,569	(161,822)	(86,844)	(2,274)	1,052,266
Allowances	(1,354)	—	—	(2,433)	29	336	65	(3,357)

Total long-term investments	4,206,165	11,691	(1,558)	771,666	(1,257,068)	(818,920)	22,773	2,934,749

Telefónica Móviles, S.A.

	Thousands of Euros
	Balance at 12/31/03	Inclusion of Companies	Exclusion of Companies	Additions	Retirements	Transfers	Translation Differences	Balance at 12/31/04
Investments in associated companies	121,651	—	—	35,602	1,680	(99,939)	(189)	58,805
Other investments	9,115	—	—	966	(272)	1,067	83	10,959
Other long-term investments	551,869	2,027	—	127,123	(75,079)	(950)	(12,950)	592,040
Loans to Telefónica Group companies	1,203,205	—	—	229,617	(2,248)	957,253	(44,966)	2,342,861
Receivable from public authorities	1,052,266	36,372	—	328,161	(73,850)	(24,685)	(2,148)	1,316,116
Allowances	(3,357)	—	—	(49,143)	225	(1,117)	(77)	(53,469)

Total long-term investments	2,934,749	38,399	—	672,326	(149,544)	831,629	(60,247)	4,267,312

As indicated in Note 2-c, the Group has convertible promissory notes of the Puerto Rican operator Newcomm Wireless Services, Inc. amounting to US$60,945 thousand, which are included under the “Other Long-Term Investments” caption. In 2004, based on this company’s financial and net worth situation, a provision of €46,632 thousand was recorded in this connection (see Note 14-e).

The “Other Long-Term Investments” caption includes mainly the balances covering guarantees of Ipse 2000, S.p.A. amounting to €467,675 thousand as of December 31, 2003, and to €400,866 thousand as of December 31, 2004. The balance of these deposits will decrease as and when the respective obligations guaranteed are reduced (see Note 15).

The detail of the “Investments in Associated Companies” caption and of the variations therein in 2004 and 2003 is as follows:

	Thousands of Euros
	Balance at 12/31/02	Additions	Translation Differences	Retirements	Transfers	Balances at 12/31/03
IPSE 2000, S.p.A.	1,013,691	34,338	—	—	(968,808)	79,221
Medi Telecom., S.A.	62,886	(22,531)	(1,731)	—	—	38,624
Mobipay International, S.A.	5,733	(1,503)	—	—	—	4,230
Mobipay España, S.A.	2,006	(766)	—	—	—	1,240
Other companies accounted for by the equity method	(1,471)	(288)	95	—	—	(1,664)

Total	1,082,845	9,250	(1,636)	—	(968,808)	121,651

	Thousands of Euros
	Balance at 12/31/03	Additions	Translation Differences	Retirements	Transfers	Balances at 12/31/04
IPSE 2000, S.p.A.	79,221	48,579	—	—	(95,041)	32,759
Medi Telecom., S.A.	38,624	(13,304)	(284)	—	—	25,036
Mobipay International, S.A.	4,230	668	—	—	(4,898)	—
Mobipay España, S.A.	1,240	(176)	—	—	—	1,064
Other companies accounted for by the equity method	(1,664)	(165)	95	1,680	—	(54)

Total	121,651	35,602	(189)	1,680	(99,939)	58,805

Telefónica Móviles, S.A.

The net exposure of the Móviles Group as of December 31, 2004, in connection with the holding in Ipse 2000, S.p.A., including the financing obtained, amounted to €136 million. Although this company has an unbalanced financial and net worth position, it was not considered necessary to record any allowance additional to that recorded in 2002, as a result of the business opportunities afforded by the regulatory framework in Italy (assignment or sale of the radio spectrum) and of the possibility of optimizing and offsetting the accumulated tax losses.

The “Additions” column includes the share in the income or losses of companies accounted for by the equity method, the underlying book value of the investments at the time of acquisition and the share in the capital increases carried out during the year, except in the case of conversions of loans granted in prior years into capital.

The “Transfers” column for 2003 reflects the transfer of €968,808 thousand of the provision for contingencies and expenses for Ipse 2000 recorded in 2002, since this company partially wrote down the third-generation wireless telephony license in its accounts (see Note 4-m).

The transfers column in 2004 relates to the transfer of €95,041 thousand from the provisions for contingencies and expenses recorded for Ipse 2000, S.p.A., since this company recognized in its statutory accounts items for which Telefónica Móviles had already recorded provisions (see Note 4-m), and the transfer relating to Mobipay International, S.A., since this company, which had been accounted for by the equity method, was proportionally consolidated in 2004 (see Note 2-c).

8) CONSOLIDATION GOODWILL

This caption includes the amount paid to acquire holdings in companies in excess of the underlying book value of these holdings at the purchase date and not allocable directly to the companies’ assets. The positive difference between the underlying book value allocable to the acquired company’s assets and their market value will be assigned to the related asset and liability accounts after the respective valuations are completed.

The variations in consolidation goodwill in 2003 and 2004 were as follows:

Thousands of Euros
Balance at December 31, 2002	1,564,874

Inclusion/Exclusion of companies	745
Period additions	251,217
Transfers	(504,255)
Amortization	(101,703)
Retirements	(18,984)
Translation differences	(45,426)

Balance at December 31, 2003	1,146,468

Inclusion/Exclusion of companies	592,989
Period additions	1,573,857
Transfers	(81,603)
Amortization	(94,708)
Translation differences	5,009

Balance at December 31, 2004	3,142,012

Telefónica Móviles, S.A.

In accordance with the estimates and forecasts available to Company management, the projected revenues attributable to the Group companies arising from the investments that gave rise to goodwill guarantee at least the recovery of both the net assets and the amount yet to be amortized of the related goodwill in the corresponding periods.

a) Gross consolidation goodwill

	Thousands of Euros
	Balance at 12/31/02	Inclusion of Companies	Additions	Translation Differences	Retirements	Transfers	Balance at 12/31/03
Goodwill relating to fully and proportionally consolidated companies					—
Telefónica Móviles España, S.A.	14,569	—	—	—	—	—	14,569
Subsidiaries of Brasilcel, N.V.	512,339	745	245,758	1,886	—	—	760,728
TES Holding, S.A. de C.V.	24,156	—	—	—	—	—	24,156
Subsidiaries of TES Holding, S.A. de C.V.	51,311	—	—	(8,705)	—	—	42,606
Telefónica Móviles Perú Holding, S.A.A.	3,438	—	—	—	—	—	3,438
Telefónica Móviles México Group	781,256	—	—	—	(17,819)	(523,773)	239,664
Subsidiaries of Mexican companies	255,902	—	—	(53,402)	(1,165)	(28,766)	172,569
TCG Holdings, S.A.	47,556	—	—	—	—	—	47,556
Subsidiaries of TCG Holdings, S.A.	3,338	—	—	(662)	—	—	2,676

Total gross goodwill relating to fully and proportionally consolidated companies	1,693,865	745	245,758	(60,883)	(18,984)	(552,539)	1,307,962

Goodwill relating to companies accounted for by the equity method
Medi Telecom, S.A.	5,097	—	5,459	—	—	—	10,556
Subsidiaries of Telefónica Móviles Argentina, S.A.	—	—	—	—	—	791	791

Total gross goodwill relating to companies accounted for by the equity method	5,097	—	5,459	—	—	791	11,347

Total gross consolidation goodwill	1,698,962	745	251,217	(60,883)	(18,984)	(551,748)	1,319,309

	Thousands of Euros
	Balance at 12/31/03	Inclusion of Companies	Additions	Translation Differences	Retirements	Transfers	Balance at 12/31/04
Goodwill relating to fully and proportionally consolidated companies					—
Telefónica Móviles España, S.A.	14,569	—	—	—	—	—	14,569
Subsidiaries of Brasilcel, N.V.	760,728	—	111,678	4,259	—	(81,603)	795,062
TES Holding, S.A. de C.V.	66,762	—	—	(3,103)	—	3	63,662
Telefónica Móviles Perú Holding, S.A.A.	3,438	—	—	—	—	—	3,438
Telefónica Móviles México Group	239,664	—	—	—	—	—	239,664
Subsidiaries of Mexican companies	172,569	—	—	(4,815)	—	(1,833)	165,921
TCG Holdings, S.A.	50,232	—	—	(107)	—	—	50,125
Telefónica Móvil de Chile, S.A.	—	—	451,471	—		—	451,471
Telcel C.A..	—	592,989	376,242	(11,564)		—	364,678
Olympic, Ltd.	—	—	(91,143)	20,613	—	—	522,459
Otecel, S.A.	—	—	397,443	—	—	—	397,443

Telefónica Móviles, S.A.

	Thousands of Euros
	Balance at 12/31/03	Inclusion of Companies	Additions	Translation Differences	Retirements	Transfers	Balance at 12/31/04
Comunicaciones Móviles de Perú, S.A.	—	—	44,64	(246)	—	—	4,218
Telefónica Móviles Panama, S.A.	—	—	238,228	—	—	—	238,228
Telefónica Móviles Guatemala y Cía, S.A.	—	—	26,747	—	—	—	26,747
Telefónica Móviles Uruguay, S.A.	—	—	3,909	(181)	—	—	3,728
Telefónia Celular de Nicaragua, S.A.	—	—	54,818	(2,851)	—	—	51,967

Total gross goodwill relating to fully and proportionally consolidated companies	1,307,962	592,989	1,573,857	2,005	—	(83,433)	3,393,380

Goodwill relating to companies accounted for by the equity method
Medi Telecom, S.A.	10,556	—	—	—	—	—	10,556
Subsidiaries of Telefónica Móviles Argentina, S.A.	791	—	—	(70)	—	—	721

Total gross goodwill relating to companies accounted for by the equity method	11,347	—	—	(70)	—	—	11,277

Total gross consolidation goodwill	1,319,309	592,989	1,573,857	1,935	—	(83,433)	3,404,657

b) Amortization of goodwill

	Thousands of Euros
	Balance at 12/31/02	Provisions	Translation Differences	Retirements	Transfers	Balances at 12/31/03
Goodwill relating to fully and proportionally consolidated companies				—
Telefónica Móviles España, S.A.	1,635	726	—	—	—	2,361
Subsidiaries of Brasilcel, N.V.	28,953	43,620	(324)	—	—	72,249
TES Holding, S.A. de C.V.	1,470	1,230	—	—	—	2,700
Subsidiaries of TES Holding, S.A. de C.V.	9,080	2,384	(1,795)	—	—	9,699
Telefónica Móviles Perú Holding, S.A.A.	442	174	—	—	—	616
Telefónica Móviles México Group	31,323	38,040	—	—	(47,493)	21,870
Subsidiaries of Mexican companies	57,617	12,347	(13,068)	—	—	56,896
TCG Holdings, S.A.	2,450	2,391	—	—	—	4,841
Subsidiaries of TCG Holdings, S.A.	1,118	424	(270)	—	—	1,272

Total gross goodwill relating to fully and proportionally consolidated companies	134,088	101,336	(15,457)	—	(47,493)	172,474

Goodwill relating to companies accounted for by the equity method					—
Medi Telecom, S.A.	—	367	—	—	—	367

Total gross goodwill relating to companies accounted for by the equity method	—	367	—	—	—	367

Total gross consolidation goodwill	134,088	101,703	(15,457)	—	(47,493)	172,841

Telefónica Móviles, S.A.

	Thousands of Euros
	Balance at 12/31/03	Provisions	Translation Differences	Retirements	Transfers	Balances at 12/31/04
Goodwill relating to fully and proportionally consolidated companies				—
Telefónica Móviles España, S.A.	2,361	726	—	—	—	3,087
Subsidiaries of Brasilcel, N.V.	72,249	43,357	433	—	—	116,039
TES Holding, S.A. de C.V.	12,369	3,396	(895)	—	3	14,873
Telefónica Móviles Perú Holding, S.A.A.	616	174	—	—	—	790
Telefónica Móviles México Group	21,870	11,940	—	—	—	33,810
Subsidiaries of Mexican companies	56,896	9,037	(2,430)	—	(1,833)	61,670
TCG Holdings, S.A.	6,113	2,778	(76)	—	—	8,815
Telefónica Móvil de Chile, S.A.	—	9,406	—	—	—	9,406
Telcel C.A..	—	3,135	(96)	—	—	3,039
Olympic, Ltd.	—	4,182	20	—	—	4,202
Otecel, S.A.	—	3,312	—	—	—	3,312
Comunicaciones Móviles de Perú, S.A.	—	37	(4)	—	—	33
Telefónica Móviles Panama, S.A.	—	1,987	—	—	—	1,987
Telefónica Móviles Guatemala y Cía, S.A.	—	223	—	—	—	223
Telefónica Móviles Uruguay, S.A.	—	33	(2)	—	—	31
Telefónia Celular de Nicaragua, S.A.	—	457	(24)	—	—	433

Total amortization of goodwill relating to fully and proportionally consolidated companies	172,474	94,180	(3,074)	—	(1,830)	261,750

Goodwill relating to companies accounted for by the equity method
Medi Telecom, S.A.	367	528	—	—	—	895
Total gross goodwill relating to companies accounted for by the equity method	367	528	—	—	—	895

Total gross consolidation goodwill	172,841	94,708	(3,074)	—	(1,830)	262,645

In 2003 €504,651 thousand were allocated as a net addition to the licenses obtained to operate nationwide wireless communications services in Mexico. This amount was reclassified, once the respective valuations had been completed, to the “Intangible Assets – Concessions, Patents, Licenses and Other” caption (see Note 5-b). In 2004 €76,065 thousand were allocated as a net addition to the licenses of Tele Centro Oeste Celular Participações, S.A. (see Note 5-b).

In 2004 €730,008 thousand were allocated as an addition to the “Concessions, Patents, Licenses and Other” caption and €276,724 thousand were allocated as an addition to the “Computer Software and Other” caption in relation to the operators acquired from BellSouth and Telefónica Móvil de Chile, S.A. (see Note 5-b). Also, certain items of property, plant and equipment overstated by €117 million when these companies were included in the Group were identified. These amounts were allocated on the basis of the preliminary conclusions drawn from the related valuation performed by independent appraisers. However, once the process of allocating the acquisition price to all the assets and liabilities of the companies acquired has been completed at the end of 2005, the amounts of the goodwill recorded could be modified in the form of reclassifications to other balance sheet captions, although it is considered that such reclassifications would not be material.

The 2003 additions to the “Gross Consolidation Goodwill” table relate mainly to the goodwill arising in the acquisition of Tele Centro Oeste Celular Participações (see Note 2-c). In 2004 this column relates mainly to the inclusions in consolidation of Telefónica Móvil de Chile, S.A. and of the companies acquired from BellSouth, as well as increases in ownership interests arising from the friendly tender offers for Brazilian operators (see Note 2-c).

Telefónica Móviles, S.A.

9) STOCKHOLDERS’ EQUITY

The detail of the equity accounts and of the variations therein in 2003 and 2004 is as follows:

	Thousands of Euros
	Capital Stock	Additional Paid-in Capital	Legal Reserve	Other Resources of the Parent Company	Consolidation Reserves	Translation Differences	Income (Loss) for the Year	Total
Balance at 12/31/02	2,165,275	4,619,883		(601,630)	1,929,898	(1,135,122)	(3,730,721)	3,247,583

Offset of accumulated losses	—	(3,274,083)	—	601,630	—	—	2,672,453	—
Legal reserve	—	(433,055)	433,055	—	—	—	—	—
Translation differences	—	—	—	—	—	(57,135)	—	(57,135)
Dividends	—	(757,851)	—	—	—	—	—	(757,851)
Allocation of loss	—	—	—	—	(1,058,268)	—	1,058,268	—
Income for the year	—	—	—	—	—	—	1,607,838	1,607,838

Balance at 12/31/03	2,165,275	154,894	433,055	—	871,630	(1,192,257)	1,607,838	4,040,435

Translation differences	—	—	—	—	—	(158,497)	—	(158,497)
Dividends	—	—	—	(795,955)	—	—	—	(795,955)
Distribution of income	—	—	—	1,266,685	341,153	—	(1,607,838)	—
Income for the year	—	—	—	—	—	—	1,633,910	1,633,910

Balance at 12/31/04	2,165,275	154,894	433,055	470,730	1,212,783	(1,350,754)	1,633,910	4,719,893

a) Capital stock and additional paid-in capital

2004

As of December 31, 2004, the capital stock consisted of 4,330,550,896 fully subscribed and paid common shares, of the same series, of €0.5 par value each, recorded by the book-entry system, which are listed on the Spanish Continuous Market and on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao) and on the New York Stock Exchange.

On April 16, 2004, the Stockholders’ Meeting of Telefónica Móviles approved the payment of a dividend in cash on each of the Company’s outstanding shares of €0.1838 gross out of 2004 income. This dividend was paid on June 16, 2004. The aforementioned Stockholders’ Meeting also resolved to allocate the remainder of the income for the year, amounting to €470,730 thousand, to voluntary reserves.

Also, on April 16, 2004, the Stockholders’ Meeting adopted, inter alia, the following resolutions:

•	To authorize the Board of Directors to make derivative acquisitions of Company shares, within the limits and under the terms and conditions established by the Stockholders’ Meeting, within a maximum period of 18 months from April 16, 2004, provided that the par value of the shares acquired, added to those already owned by the Company or its subsidiaries, does not exceed 5% of capital stock. The Stockholders’ Meeting expressly put on record that this authorization could be exercised fully or partially to acquire shares of “Telefónica Móviles” that the latter had to deliver or transfer to directors or employees of the Company or of companies in its Group as a result of the exercise by the directors or employees of their stock option rights within the framework of the compensation systems tied to the market value of the Company’s shares.

•	As of December 31, 2004, a very small number of shares (496) were held as treasury stock. These shares were acquired in the framework of the partial execution of the MOS Program (see Note 18). These shares will either be delivered to beneficiaries who exercise their options on subsequent dates or will be retired pursuant to the commitments assumed by the Company. In accordance with current legislation, the related restricted reserve of €1,000 was recorded.

Telefónica Móviles, S.A.

The stockholder structure of Telefónica Móviles, S.A. as of December 31, 2004, was as follows:

Stockholder	Number of Shares	% of Ownership
Telefónica S.A.	3,075,983,129	71.03%
Telefónica Internacional, S.A.	927,917,620	21.43%
Other stockholders	326,650,147	7.54%

Total at 12/31/04	4,330,550,896	100.00%

2003

The capital stock as of December 31, 2003 consisted of 4,330,550,896 fully subscribed and paid common shares, of the same series, of €0.5 par value each, recorded by the book-entry system, which are listed on the Spanish Continuous Market and on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao) and on the New York Stock Exchange.

On April 1, 2003, the Stockholders’ Meeting of Telefónica Móviles resolved to record the Company’s legal reserve in full (€433,055 thousand) with a charge to the “Additional Paid-in Capital” caption, so that the legal reserve would amount to 20% of capital stock. This Meeting also resolved to pay a dividend of €0.175 gross on each of the Company’s outstanding shares, with a charge to the “Additional Paid-in Capital” caption. This dividend was paid on June 18, 2003. The same Meeting also resolved to offset accumulated losses and the 2002 loss with a charge to the “Additional Paid-in Capital” caption.

On April 1, 2003, the Stockholders’ Meeting adopted, inter alia, the following resolutions:

•	To delegate to the Board of Directors the power to issue nonconvertible, exchangeable and/or convertible debentures, bonds, promissory notes and other fixed-income securities, and to authorize it, in the case of these securities, to exclude the preemptive subscription rights of the stockholders and holders of convertible securities, and to guarantee the issues of the subsidiaries. As of the date of preparation of these consolidated financial statements, the Board of Directors had not made use of this authorization, which remains in force.

•	To authorize the Board of Directors to make derivative acquisitions of Company shares, within the limits and under the terms and conditions established by the Stockholders’ Meeting, within a maximum period of 18 months from April 1, 2003, provided that the par value of the shares acquired, added to those already owned by the Company or its subsidiaries, did not exceed 5% of capital stock. This authorization was renewed by the Stockholders’ Meeting on April 16, 2004, for a maximum period of 18 months.

The stockholder structure of Telefónica Móviles, S.A. as of December 31, 2003, was as follows:

Stockholder	Number of Shares	% of Ownership
Telefónica S.A.	3,075,983,129	71.01%
Telefónica Internacional, S.A.	927,917,620	21.43%
Other stockholders	327,454,836	7.56%

Total at 12/31/03	4,330,550,896	100.00%

b) Consolidation reserves

The variations in the consolidation reserves arose as a result of the prior year’s retained earnings.

Telefónica Móviles, S.A.

c) Translation differences

The “Translation Differences” caption relates mainly to the effect of exchange rate fluctuations on the net assets of the companies located abroad and the effect of the adjustment for inflation on the assets contributed by companies which use this accounting method (see Note 4-b). Negative differences of €42,675 thousand and of €156,140 thousand arose in this connection in 2003 and 2004, respectively.

This caption also includes the exchange gains or losses arising from foreign currency transactions specifically financing investments in investee companies performed by the Parent Company to hedge the exchange rate risk on these investments (see Note 4-k). Negative differences of €14,460 thousand and of €2,357 thousand arose in this connection in 2003 and 2004, respectively.

d) Contribution of Group companies to reserves and translation differences

The contribution of the Group companies to consolidated reserves and translation differences as of December 31, 2004 and 2003, was as follows:

	Thousands of Euros
	12/31/04		12/31/03
	Reserves	Translation Differences	Reserves	Translation Differences
Telefónica Móviles España, S.A.	(1,676,319)	—	(3,532,951)	—
Group 3G UMTS Holding GmbH	(5,853,487)	—	(5,809,071)	—
Brasilcel Group	127,903	(473,443)	180,814	(481,580)
Telefónica Móviles Soluciones y Aplicaciones, S.A.	1,855	378	476	(325)
TES Holding Group	(48,283)	(22,047)	(35,391)	(18,392)
TCG Holdings Group	(73,595)	(28,764)	(51,524)	(26,074)
Telefónica Móviles Interacciona Group	(299,322)	470	(276,455)	470
Telefónica Móviles Argentina Group	(869,652)	(49,491)	(947,026)	(97,885)
Telefónica Móviles Perú Group	23,476	(54,750)	9,095	(61,644)
Telefónica Móviles México Group	(649,890)	182,237	(235,221)	63,070
3G Mobile AG	(137,151)	3,683	(133,096)	3,884
Medi Telecom, S.A.	(169,697)	(8,992)	(131,363)	(8,729)
Ipse 2000, S.p.A.	(149,155)	—	(110,734)	—
Telefónica Móviles Guatemala y Cía, S.C.A.	—	(2,062)	—	—
Otecel, S.A.	—	(15,046)	—	—
Telcel Venezuela Group	—	(51,650)	—	—
Telefónica Móviles Panamá, S.A.	—	(5,555)	—	—
Comunicaciones Móviles de Perú, S.A.	—	(419)	—	—
Telefónica Móviles Colombia Group	—	21,797	—	—
Telefonía Celular de Nicaragua, S.A.	—	(8,677)	—	—
TEM Inversiones Chile Ltda. Group	—	10,854	—	—
Ablitur, S.A.	—	(1,524)	—	—
Telefónica Móviles and other	12,044,779	(847,753)	12,532,026	(565,052)

Total Telefónica Móviles Group	2,271,462	(1,350,754)	1,459,579	(1,192,257)

Telefónica Móviles, S.A.

e) Legal reserve

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

On April 1, 2003, the Stockholders’ Meeting of Telefónica Móviles resolved to record the Company’s legal reserve in full (€433,055 thousand) with a charge to the “Additional Paid-in Capital” caption. As a result, since 2003 the legal reserve has amounted to 20% of capital stock.

f) Legislation regulating the sale of holdings

Following the amendment of Law 5/1995 on the legal regime applicable to the disposal of public shareholdings in certain companies introduced by Law 62/2003 (Law accompanying the State Budget Law), until February 18, 2007, there is a new regime of administrative involvement (need to notify the Spanish State and the latter’s power to veto disposals) in relation to the disposal of shares of Telefónica Móviles representing at least 10% of its capital stock. The acquisition of shares representing 10% or more of the capital stock of Telefónica Móviles, S.A. constitutes an exception to this obligation to notify the Spanish State when the purpose of such acquisition is merely financial and is not to assume control over or the management of the Company.

Also, the acquisition of significant ownership interest in the capital stock of Telefónica Móviles is subject to the notification of significant ownership interests obligations provided for in Royal Decree 377/1991, March 15, as amended by Royal Decree 2590/1998, December 7, on amendments to the legal regime applicable to the securities markets.

10) MINORITY INTERESTS

The balances of the “Minority Interests” caption relate to the following direct and indirect holdings of non-Group stockholders in the equity of the companies detailed below:

	12/31/04	12/31/03
Group 3G UMTS Holding GmbH	42.80%	42.80%
Telefónica Móviles Perú Holding, S.A.A.	2.03%	2.03%
Telefónica Móviles Argentina, S.A.	2.07%	2.07%
Telefónica Móviles México, S.A. de C.V.	8.00%	8.00%
Subsidiaries of Brasilcel, N.V.
Tele Sudeste Celular Participações, S.A.	4.56%	8.06%
Tele Leste Celular Participações, S.A.	24.96%	36.15%
Celular CRT Participações, S.A.	17.03%	25.22%
Telesp Celular Participações, S.A.	17.44%	17.44%
Tele Centro Oeste Celular Participações, S.A.	33.51%	40.60%
Telefónica Móviles Panamá, S.A.	0.43%	—
Comunicaciones Móviles Perú, S.A.	0.15%	—
Sistemas Timetrac, C.A.	25.00%	—

Telefónica Móviles, S.A.

The breakdown, by company, of the balances of the “Minority Interests” caption as of December 31, 2004 and 2003, is as follows:

	Thousands of Euros
	Net Worth	Income (Loss)	Variation in Ownership Interest	Total at 12/31/04	Total at 12/31/03
Subsidiaries of Brasilcel, N.V.	378,592	36,264	(106,841)	308,015	387,977
Telefónica Móviles Perú Holding, S.A.A.	4,552	(289)	—	4,263	4,410
Telefónica Móviles Argentina, S.A.	(8,717)	(1,489)	—	(10,206)	(9,718)
Telefónica Móviles México, S.A. de C.V.	72,580	(52,767)	—	19,813	70,276
Group 3G UMTS Holding GmbH	(382,442)	—	—	(382,442)	(382,442)
Telefónica Móviles Panamá, S.A.	392	21	—	413	—
Comunicaciones Móviles de Perú, S.A.	(10)	(5)	—	(15)	—
Sistemas Timetrac, C.A.	2,200	93	—	2,293	—
Other companies, net	4,284	(3,548)	—	736	4,168

Total	71,431	(21,720)	(106,841)	(57,130)	74,671

The “Variation in Ownership Interest” column includes the effect on minority interests of the changes in the percentage of ownership of various investees of Brasilcel, N.V., as described in Note 2-c.

The variations in the “Minority Interests” caption in 2004 and in 2003 were as follows:

	Thousands of Euros
	Balance at 12/31/02	Inclusion of Companies	Income (Loss)	Translation Differences	Additions	Transfers	Other Variations	Balance at 12/31/03
Subsidiaries of Brasilcel, N.V.	252,054	3,414	21,876	2,629	120,083	—	(12,079)	387,977
Telefónica Móviles Interacciona, S.A.	(18,526)	—	—	(8)	8,000	—	10,534	—
Telefónica Móviles Perú Holding, S.A.A.	4,822	—	298	(710)	—	—	—	4,410
Telefónica Móviles Argentina, S.A.	(11,708)	—	1,645	345	—	—	—	(9,718)
Group 3G UMTS Holding GmbH	(382,442)	—	—	—	—	—	—	(382,442)
Telefónica Móviles México, S.A. de C.V.	133,266	—	(42,404)	(20,586)	—	—	—	70,276
Other companies, net	8,117	—	(2,542)	(1,265)	—	—	(142)	4,168

Total	(14,417)	3,414	(21,127)	(19,595)	128,083	—	(1,687)	74,671

	Thousands of Euros
	Balance at 12/31/03	Inclusion of Companies	Income (Loss)	Translation Differences	Additions	Transfers	Other Variations	Balance at 12/31/04
Subsidiaries of Brasilcel, N.V.	387,977	—	36,264	4,783	4,245	6,590	(131,844)	308,015
Telefónica Móviles Perú Holding, S.A.A.	4,410	—	(289)	142	—	—	—	4,263
Telefónica Móviles Argentina, S.A.	(9,718)	—	(1,489)	1,001	—	—	—	(10,206)

Telefónica Móviles, S.A.

	Thousands of Euros
	Balance at 12/31/03	Inclusion of Companies	Income (Loss)	Translation Differences	Additions	Transfers	Other Variations	Balance at 12/31/04
Group 3G UMTS Holding GmbH	(382,442)	—	—	—	—	—	—	(382,442)
Telefónica Móviles México, S.A. de C.V.	70,276	—	(52,767)	2,304	—	—	—	19,813
Telefónica Móviles Panamá, S.A.	—	420	21	(28)	—	—	—	413
Comunicaciones Móviles de Perú, S.A.	—	(12)	(5)	2	—	—	—	(15)
Sistemas Timetrac, C.A.	—	2,282	93	(82)	—	—	—	2,293
Other companies, net	4,168	—	(3,548)	66	50	—	—	736

Total	74,671	2,690	(21,720)	8,188	4,295	6,590	(131,844)	(57,130)

In 2003 the “Transfers” column includes mainly the increase in minority interests as a result of the acquisition of Tele Centro Oeste Celular Participações, as indicated in Note 2-c.

The “Other Variations” column in 2004 relates to the increase in Brasilcel, N.V.’s ownership interests in various Brazilian subsidiaries, as indicated in Note 2-c.

The balance receivable from the minority interests of Group 3G UMTS Holdings GmbH amounting to €382,442 thousand (see Note 4-m) has been provisioned in full, and the related amount is recorded under the “Provisions for Contingencies and Expenses” caption in the accompanying consolidated balance sheet.

11) BALANCES AND TRANSACTIONS WITH TELEFÓNICA GROUP COMPANIES

The breakdown of the accounts receivable from and payable to Telefónica Group and associated companies as of December 31, 2004 and 2003, is as follows:

	Thousands of Euros
	2004		2003
	Receivable	Payable	Receivable	Payable
Telefónica, S.A.	2,333,940	11,078,319	1,149,370	5,699,553
Telefónica de España, S.A.	208,730	96,191	255,068	98,402
Telefónica Internacional, S.A.	448	308,300	1,208	12,391
Telefónica Investigación y Desarrollo, S.A.	787	20,687	1,056	18,770
Telescomunicações de Sao Paulo, S.A.	24,537	44,682	26,843	16,232
Telefónica Finanzas, S.A. (Telfisa)	1,422,843	300,649	984,953	320,170
Teleinformática y Comunicaciones, S.A.	19,053	9,188	53,040	7,349
Atento Group	659	11,663	570	12,463
Ipse 2000, S.p.A.	313,694	—	280,608	—
Telefónica del Perú, S.A.A.	21,820	33,524	67,349	80,019
Tele Leste Celular Participações, S.A.	2,325	—	2,994	—
Medi Telecom, S.A.	74,169	—	70,131	—
CRT Celular, S.A.	1,241	—	4,980	53
Telesudeste Participações Group	9,551	533	13,414	3
Tele Brasil Sul Celular Participações, S.A.	1,158	—	—	—
Fisatel Mexico, S.A. de C.V.	386	40,074	1,894	19,620

Telefónica Móviles, S.A.

	Thousands of Euros
	2004		2003
	Receivable	Payable	Receivable	Payable
CTC Chile Group	16,411	7,324	445	48
Other Telefónica Group companies	35,814	54,416	33,376	52,635

Total	4,487,568	12,005,550	2,947,299	6,337,708

The breakdown of the accounts payable is as follows:

	Thousands of Euros
	2004		2003
	Short Term	Long Term	Short Term	Long Term
Loans and credit lines.	1,797,620	7,817,441	1,193,605	4,864,416
Filing of consolidated corporate income tax returns	2,058,793	—	—	7
Purchases, services, etc.	331,696	—	279,680	—

Total	4,188,109	7,817,441	1,473,285	4,864,423

The breakdown of the balances drawn down against the loans and credit lines granted by Telefónica Group companies as of December 31, 2004 and 2003 is as follows:

	Thousands of Euros
	2004		2003
Company	Short Term	Long Term	Short Term	Long Term
Telefónica Móviles, S.A.
Telfisa credit line in U.S. dollars	14,979	—	—	—
Telefónica, S.A. credit lines in euros	972,917	5,159,606	—	1,745,762
Telefónica, S.A. credit lines in U.S. dollars	221,593	1,060,873	4,350	180,339
Telefónica, S.A. loan in euros	240,000	867,252	999,601	2,047,067
Telefónica, S.A. loans in U.S. dollars	133,424	111,982	130,061	391,320
Other financial debts	139,989	68,131	7,434	161,531
Telefónica Móviles España, S.A.
Telfisa-BEI loan in euros	25,718	102,875	25,718	128,594
Telfisa-BEI loan in U.S. dollars	—	146,972	—	158,353
Telefónica Móviles Interacciona, S.A.
Telfisa credit line in euros	9,303	—	6,988	—
Telefónica Móviles México, S.A. de C.V.
Fisatel México, S.A. de C.V. credit line in MXN	39,697	—	19,453	—
Telefónica Móviles Perú Holding, S.A.A.
Telefónica del Peru, S.A.A loan in U.S. dollars	—	—	—	51,450
Inversiones Telefónica Móviles Holding Limitada
Telefónica Internacional Chile, S.A. loan in euros	—	299,750	—	—

Total	1,797,620	7,817,441	1,193,605	4,864,416

All the loans and credit lines detailed above bear interest at market rates. The average interest rates on the aforementioned financing in 2004 and 2003 were 4.01% and 4.19%, respectively.

Telefónica Móviles, S.A.

Of the outstanding balance payable to Telefónica Group companies as of December 31, 2003, €1,477,429 thousand were repaid in 2004 (including the repayment of a loan against which €276,028 thousand had been drawn down in 2004). Also, the additional financing drawn down by the Telefónica Móviles Group amounted to €5,058,065 thousand, and this amount was principally used to finance the acquisition of the BellSouth operators in Latin America.

As of December 31, 2004 and 2003, credit lines had been granted by the Telefónica Group totaling €7,730 million and €2,195 million, respectively. Of the credit lines granted as of December 31, 2004, €1,297 million were denominated in U.S. dollars and €54 million were denominated in Mexican pesos. As of December 31, 2003, €291 million were denominated in U.S. dollars and €106 million were denominated in Mexican pesos.

The balances drawn down against the aforementioned credit lines as of December 31, 2004 and 2003, amounted to €7,479 million and €1,956 million, respectively, of which €1,297 million and €185 million, respectively, relate to the credit lines denominated in U.S. dollars. Of the balances drawn down as of December 31, 2004 and 2003, €40 million and €19 million, respectively, were denominated in Mexican pesos.

Although the Group’s books reflect a working capital deficiency as of December 31, 2004, based on the 2005 budget no liquidity problems are expected to arise in the coming year.

Telefónica Móviles, S.A., Telefónica Móviles España, S.A. and Telefónica Móviles Interacciona, S.A. centralize all their cash balances at the Telefónica Group company Telefonía y Finanzas, S.A. (Telfisa), through transfers from and to the banks with which it has demand deposits. The balances with Telfisa earn and bear interest at market rates.

The main transactions with Telefónica Group and associated companies in 2002 were as follows:

	Thousands of Euros
	Operating Revenues	Financial Revenues	Financial Expenses	Procurements and Outside Services
Telefónica, S.A.	2,762	—	268,103	32,089
Telefónica de España, S.A.	937,859	—	—	461,297
Telefónica Internacional, S.A.	69	—	—	2
Telefónica Investigación y Desarrollo, S.A.	669	—	—	15,585
Telefónica Telecomunicaciones Públicas, S.A.	50,410	—	—	170
Telefónica Servicios de Distribución, S.A.	3	—	—	11,779
Zeleris España, S.A.U	266	—	—	13,273
Telesp Participações, S.A.	14,527	—	—	4,113
Telesp Celular Participações, S.A.	—	—	—	2,646
Telefonía y Finanzas, S.A. (Telfisa)	3	68,413	26,769	—
Teleinformática y Comunicaciones, S.A.	243,268	—	—	35,077
Atento Group	3,087	140	—	80,759
Ipse 2000, S.p.A.	1,851	10,425	—	—
Telefónica Argentina, S.A.	1,143	—	86	31,591
Telefónica del Perú, S.A.A.	121,565	—	7,239	27,820
Tele Leste Celular Participações, S.A.	793	—	—	—
Mobipay International, S.A.	203	—	—	—
Medi Telecom, S.A.	2,540	2,879	—	—

Telefónica Móviles, S.A.

	Thousands of Euros
	Operating Revenues	Financial Revenues	Financial Expenses	Procurements and Outside Services
Other Telefónica Group companies	15,900	2,592	435	37,247

Total	1,396,918	84,449	302,632	753,448

The main transactions with Telefónica Group and associated companies in 2003 were as follows:

	Thousands of Euros
	Operating Revenues	Financial Revenues	Financial Expenses	Procurements and Outside Services
Telefónica, S.A.	2,515	6,779	314,064	34,920
Telefónica de España, S.A.	828,155	—	—	415,818
Telefónica Internacional, S.A.	575	—	—	644
Telefónica Investigación y Desarrollo, S.A.	889	—	—	11,977
Telefónica Telecomunicaciones Públicas, S.A.	28,417	—	—	275
Zeleris España, S.A.U	433	—	—	24,763
Telecomunicações de Sao Paulo, S.A.	232,650	—	—	31,393
Telefonía y Finanzas, S.A. (Telfisa)	3	38,477	6,688	—
Teleinformática y Comunicaciones, S.A.	256,529	—	—	31,191
Atento Group	2,906	72	—	65,693
Ipse 2000, S.p.A.	—	19,520	—	—
Telefónica Argentina, S.A.	975	—	—	31,145
Telefónica del Perú, S.A.A.	96,108	1,101	2,497	22,502
Medi Telecom, S.A.	541	1,397	—	1
Telefónica Mobile Solutions, S.A.	599	275	—	16,225
Other Telefónica Group companies	19,912	1,328	296	48,663

Total	1,471,207	68,949	323,545	735,210

The main transactions with Telefónica Group and associated companies in 2004 were as follows:

	Thousands of Euros
	Operating Revenues	Financial Revenues	Financial Expenses	Procurements and Outside Services
Telefónica, S.A.	14,484	8,010	327,539	41,030
Telefónica de España, S.A.	745,812	—	—	391,810
Telefónica Internacional, S.A.	3,113	—	1,757	101
Telefónica Investigación y Desarrollo, S.A.	457	—	—	11,248
Telefónica Telecomunicaciones Públicas, S.A.	31,763	—	—	283
Zeleris España, S.A.U.	130	—	—	39,459
Telecomunicações de Sao Paulo, S.A.	256,994	—	—	48,122
Telefonía y Finanzas, S.A. (Telfisa)	3	38,730	5,857	—
Teleinformática y Comunicaciones, S.A.	286,249	—	—	40,674
Atento Group	3,380	13	—	76,992

Telefónica Móviles, S.A.

	Thousands of Euros
	Operating Revenues	Financial Revenues	Financial Expenses	Procurements and Outside Services
Ipse 2000, S.p.A.	—	20,705	—	—
Telefónica Argentina, S.A.	996	—	—	39,010
Telefónica del Perú, S.A.A.	87,345	94	321	22,480
Telefónica Gestión Servicios Compartidos Group	297	—	—	14,537
CTC Group	22,850	—	102	7,805
Telefónica Soluciones de Informática y Com. de España	690	—	—	11,630
Medi Telecom, S.A.	616	2,857	—	—
Other Telefónica Group companies	15,508	850	3,790	35,514

Total	1,470,687	71,259	339,366	780,695

The Company has entered into technical capacity transfer and business management and support contracts with Telefónica Móviles El Salvador, S.A. de C.V., Telefónica Móviles Guatemala, S.A. and Telefónica Móviles, S.A.C. Under these contracts the Company receives a fee equal to 1% of the services billed for transactions and 9% of the operating income of the aforementioned companies.

Also, in October 2000 the Company was subrogated to Telefónica Internacional, S.A.’s consulting services contracts with the Brazilian companies Telerj Celular, S.A., Telest Celular, S.A., Telebahia Celular, S.A., Telergipe Celular, S.A. and Celular CRT, S.A. Under these contracts, the Company is entitled to receive a fee ranging from 1% to 2% of the revenues received for services billed in connection with the transactions of these companies.

In the framework of the agreements entered into by Telefónica Móviles and Portugal Telecom for the formation of a joint venture, in 2004 the parties agreed that the amounts obtained by them from January 1, 2003, in connection with the management contracts entered into by the groups with their former Brazilian subsidiaries would be offset so that each party would receive the same amount in this connection.

Also, the Telefónica Móviles Group has entered into a management contract with Medi Telecom, S.A. under which it receives a fee equal to 1% of the gross revenues or 4.5% of the income before interest and taxes of Médi Telecom, S.A., depending on the operating income reported by this company.

In addition, in the period from January 1, 2002 to September 2004 Telefónica Móviles, S.A. provided management services for the operations of Newcomm Wireless Services, Inc. (Newcomm), as a result of the subrogation of Telefónica Móviles, S.A. to the position of Telefónica Larga Distancia de Puerto Rico, Inc. in the management contract that it had entered into with Newcomm.

12) PAYABLE TO CREDIT INSTITUTIONS

The detail of the accounts payable to credit institutions as of December 31, 2003 and 2004, is as follows:

	Thousands of Euros	Maturity
Company	2003	Short Term	Long Term
Telefónica Móviles España, S.A.	26,879	—	26,879
Celular CRT, S.A.	42,584	10,501	32,083
Tele Sudeste Celular Participações, S.A.	25,701	20,700	5,001

Telefónica Móviles, S.A.

	Thousands of Euros	Maturity
Company	2003	Short Term	Long Term
Tele Leste Celular Participações, S.A.	30,433	11,170	19,263
Telesp Celular Participações, S.A.	625,682	438,493	187,189
TES Holding, S.A. de C.V.	14,865	14,865	—
Telefónica Móviles Argentina, S.A.	17,174	9,719	7,455
Telefónica Móviles Perú Holding, S.A.A.	8,123	398	7,725
Telefónica Móviles México, S.A.	54,819	30,869	23,950
Telefónica Móviles Puerto Rico, Inc.	8,160	8,160	—
Telefónica Móviles Soluciones y Aplicaciones, S.A.	758	270	488

Total	855,178	545,145	310,033

	Thousands of Euros	Maturity
Company	2004	Short Term	Long Term
Telefónica Móviles España, S.A.	38,260	—	38,260
Celular CRT, S.A.	33,476	12,900	20,576
Tele Sudeste Celular Participações, S.A.	6,034	6,034	—
Tele Leste Celular Participações, S.A.	46,460	8,212	38,248
Telesp Celular Participações, S.A.	575,598	390,897	184,701
TES Holding, S.A. de C.V.	4,772	4,772	—
TCG Holdings, S.A.	1,276	1,276	—
Telefónica Móviles Argentina, S.A.	6,913	3,825	3,088
Telefónica Móviles Perú Holding, S.A.A.	7,165	672	6,493
Telefónica Móviles México, S.A.	43,490	17,492	25,998
Telefónica Móviles Puerto Rico, Inc.	5,602	5,602	—
Telefónica Móviles Soluciones y Aplicaciones, S.A.	1,036	478	558
Telcel Venezuela Group	16,502	6,601	9,901
Comunicaciones Móviles de Perú, S.A.	146,963	146,963	—
Olympic Group	326,084	219,199	106,885
Otecel, S.A.	4,803	4,803	—

Total	1,264,434	829,726	434,708

All the loans to Group companies bear interest at market rates. Some of these loans are subject to certain financial restrictions. At the date of preparation of these consolidated financial statements, these conditions were either being met satisfactorily or were being negotiated, where appropriate, with the related financial institutions.

The breakdown, by maturity, of the Group’s total accounts payable is as follows:

	Thousands of Euros
	Maturity
Company	2005	2006	2007	2008	2009	Subsequent Years	Total
Telefónica Móviles España, S.A.	—	—	—	—	—	38,260	38,260
Celular CRT, S.A.	12,900	171	20,405	—	—	—	33,476
Tele Sudeste Celular Participações, S.A.	6,034	—	—	—	—	—	6,034

Telefónica Móviles, S.A.

	Thousands of Euros
	Maturity
Company	2005	2006	2007	2008	2009	Subsequent Years	Total
Tele Leste Celular Participações, S.A.	8,212	17,811	33	20,404	—	—	46,460
Telesp Celular Participações, S.A.	390,897	84,743	87,073	3,915	3,426	5,544	575,598
TES Holding, S.A. de C.V.	4,772	—	—	—	—	—	4,772
TCG Holdings, S.A.	1,276	—	—	—	—	—	1,276
Telefónica Móviles Argentina, S.A.	3,825	3,088	—	—	—	—	6,913
Telefónica Móviles Perú Holding, S.A.A.	672	878	1,085	1,202	1,330	1,998	7,165
Telefónica Móviles México, S.A. de C.V.	17,492	6,011	5,711	5,710	5,711	2,855	43,490
Telefónica Móviles Puerto Rico, Inc.	5,602	—	—	—	—	—	5,602
Telefónica Móviles Soluciones y Aplicaciones, S.A.	478	414	144	—	—	—	1,036
Telcel Venezuela Group	6,601	6,601	3,300	—	—	—	16,502
Comunicación Móviles de Perú	146,963	—	—	—	—	—	146,963
Olympic Group	219,199	19	17	106,660	12	177	326,084
Otecel, S.A.	4,803	—	—	—	—	—	4,803

Total	829,726	119,736	117,768	137,891	10,479	48,834	1,264,434

The Group arranges financial instruments, as indicated in Note 17, to hedge its exchange rate risk. In markets where it is not possible to arrange a derivative with the same characteristics and term as the loan being hedged, the Group seeks to renew the derivatives through the maturity of the loans.

As of December 31, 2004 and 2003, there were no credit lines other than those granted by Telefónica Group companies disclosed in Note 11.

The detail of the euro and foreign currency loans as of December 31, 2004 and 2003, is as follows:

	Foreign Currency (Millions)	Thousands of Euros	Foreign Currency (Millions)	Thousands of Euros
Company	2004		2003
Tele Sudeste Celular Participações, S.A.
U.S. dollars	9	6,034	32	25,701
Tele Leste Celular Participações, S.A.
U.S. dollars	57	40,726	38	30,433
Brazilian reais	21	5,734	—	—
Telesp Celular Participações, S.A.
Euros	—	225	138	138,210
U.S. dollars	505	316,466	511	300,209
Brazilian reais	846	234,015	542	145,606
Japanese yen	3,470	24,892	5,681	41,657
TES Holding, S.A. de C.V.
U.S. dollars	6	4,772	19	14,865

Telefónica Móviles, S.A.

	Foreign Currency (Millions)	Thousands of Euros	Foreign Currency (Millions)	Thousands of Euros
Company	2004		2003
TCG Holdings, S.A.
Quetzales	13	1,276	—	—
Celular CRT, S.A.
U.S. dollars	51	33,305	67	42,584
Brazilian reais	1	171	—	—
Telefónica Móviles México Group
U.S. dollars	63	36,360	72	47,156
Mexican pesos	109	7,130	109	7,663
Telefónica Móviles Perú Holding, S.A.A.
U.S. dollars	10	7,165	10	8,123
Telefónica Móviles Puerto Rico, Inc
U.S. dollars	8	5,602	10	8,160
Telefónica Móviles Argentina, S.A.
U.S. dollars	9	6,913	22	17,174
Telefónica Móviles España, S.A.
U.S. dollars	52	38,260	34	26,879
Telefónica Móviles Soluciones y Aplicaciones, S.A.
Chilean pesos	785	1,036	569	758
Otecel, S.A.
U.S. dollars	7	4,803	—	—
Comunicaciones Móviles de Perú, S.A.
U.S. dollars	200	146,963	—	—
Olympic Group
U.S. dollars	419	307,612	—	—
Colombian pesos	60,171	18,472	—	—
Telcel Venezuela Group
U.S. dollars	23	16,502	—	—

Total		1,264,434		855,178

13) TAX MATTERS

The Company files consolidated corporate income tax returns and, accordingly, is not obliged to pay its tax debt directly to the Spanish Treasury. All the tax assets and tax bases up to the ceiling of the deduction applicable to the Telefónica tax group are transferred to Telefónica, S.A., and a balance receivable from or payable to the Parent Company is recorded for the tax loss or taxable income, respectively, of the individual company, which is recorded under the “Loans to Telefónica Group Companies” caption if a tax loss is reported by the Móviles, S.A. Group company, or under the “Payable to Telefónica Group Companies” caption if taxable income is contributed to the Parent Company.

The balance of the “Loans to Telefónica Group Companies” caption is reduced through cash payments by Telefónica, S.A. to the Móviles Group companies that have contributed the tax losses, as the tax losses contributed by the Móviles Group are actually offset by the Telefónica tax group.

Telefónica Móviles, S.A.

The corporate income tax expense was calculated by aggregating the corporate income tax or similar tax expenses recorded by companies reporting taxable income. The tax amounts were determined in accordance with the tax regulations in force in each country and on the basis of the income or loss reflected in the individual financial statements, the sum of which does not necessarily coincide with consolidated income.

The years open for review by the tax inspection authorities vary at each Group company, based on each country’s tax legislation and on their respective statute-of-limitations periods. No material liabilities are expected to arise in the event of a tax audit of the open years.

a) Deferred tax assets and liabilities

The detail as of December 31, 2004 and 2003, of the Telefónica Móviles Group’s deferred tax assets and liabilities and of the variations therein is as follows:

	Thousands of Euros
	Deferred Tax Assets		Deferred Tax Liabilities
	Long Term	Short Term	Long Term	Short Term
Balance at 12/31/02	1,136,488	—	58,505	126,148

Additions	97,299	14,114	16,719	3,750
Reversals	(128,465)	(7,754)	(31,126)	(9,397)
Inclusion/Exclusion of companies and other	5,119	5,433	3,529	143,457
Transfers	(264,823)	21,833	(42,199)	(117,007)

Balance at 12/31/03	845,618	33,626	5,428	146,951

Additions	240,383	22,774	43,320	17,515
Reversals	(68,061)	(12,892)	(8,273)	(43,195)
Inclusion/Exclusion of companies and other	5,996	312	3,033	770
Transfers	38,464	17,921	13,829	(132)

Balance at 12/31/04	1,062,400	61,741	57,337	121,909

The balance of the “Long-Term Investments — Tax Receivables” caption in the accompanying consolidated balance sheet, which amounted to €1,316,116 thousand as of December 31, 2004, includes, in thousands of euros, deferred tax assets relating to the provisions for contingencies and expenses at the subsidiaries in Germany (€256,870 thousand), Italy (€322,807 thousand), Mexico and Argentina (€286,187 thousand) and Switzerland, Morocco and Puerto Rico (€55,090 thousand). It also includes tax assets amounting to €53,150 thousand recorded by the foreign subsidiaries and €88,295 thousand relating to other items (provisions for expenses that are temporarily not deductible for tax purposes).

In addition to the deferred tax assets described in the preceding paragraph, there are tax credits totaling €88,650 thousand (export, research, development and innovation and international double taxation tax credits, etc.), tax assets relating to the tax losses of companies not included in the Telefónica tax group amounting to €70,488 thousand, and other tax assets (VAT refundable at long term, other taxes refundable, etc.) totaling €94,578 thousand.

The balance of the “Long-Term Debt – Payable to Public Authorities” caption in the accompanying consolidated balance sheet, which amounted to €88,743 thousand as of December 31, 2004, includes various local taxes and the deferred tax liabilities detailed below.

Telefónica Móviles, S.A.

b) Receivable from and payable to public authorities

The detail of the “Accounts Receivable – Receivable from Public Authorities” and “Other Nontrade Payables – Payable to Public Authorities” in short term, captions as of December 31, 2004 and 2003, is as follows:

	Thousands of Euros
Receivable from public authorities:	2004	2003
Indirect taxes refundable	496,986	213,936
Deferred tax assets	61,741	33,626
Corporate income tax prepayments	114,251	27,518
Tax assets and other tax receivables	109,541	37,967
Other	419	2,031

Total	782,938	315,078

	Thousands of Euros
Payable to public authorities:	2004	2003
Indirect taxes payable	482,067	181,907
Deferred tax liabilities	121,909	146,951
Corporate income tax	137,351	24,542
Social security taxes	13,330	11,137
Personal income tax withholdings	7,896	6,314
Withholdings from income from movable capital	5,358	4,253
Other	77,761	19,282

Total	845,672	394,386

c) Reconciliation of the income per books to the taxable income for corporate income tax purposes

The reconciliation of the income/loss per books to the tax base for corporate income tax purposes for 2004 and for 2003 is as follows:

	Thousands of Euros
	2004	2003
Income per books	2,510,307	2,477,204
Permanent differences	(281,245)	(602,833)
Timing differences	439,249	(225,230)
Taxable income	2,668,311	1,649,141
Gross tax payable	932,524	585,428
Tax credits and tax relief	(46,948)	(17,489)
Tax effect of timing differences and deferred revenues	(156,582)	75,444
Prior years’ corporate income tax	8,516	—
Spanish corporate income tax	737,510	643,383
Recognition of deferred tax liabilities in consolidation	122,075	222,247
Foreign taxes	38,532	24,863

Total income tax	898,117	890,493

Telefónica Móviles, S.A.

The permanent differences arose mainly from the results obtained by the companies located abroad, the amortization of consolidation goodwill and the depreciation/amortization of the assets assigned in consolidation and the positive results attributable to associated companies. These latter two items, which arose in consolidation, do not form part of the individual tax bases resulting from the calculation of the related taxes at each Group company.

The main timing differences arose from the period provisions for bad debts, investment valuation provisions and provisions for the decline in value of property, plant and equipment that are not deductible for tax purposes in the period.

d) Detail of tax assets

As of December 31, 2004, the accumulated tax losses incurred by the Móviles Group companies amounted to €9,832,108 thousand. Pursuant to the applicable tax legislation, tax assets for recoverable tax losses amounting to €1,386,275 thousand have been generated, and this amount is recorded under the “Long-Term Investments – Receivable from Public Authorities” or “Receivable from Telefónica Due to Consolidated Taxation” captions in the consolidated balance sheet, depending on whether or not the companies that incurred the losses form part of the Telefónica tax group.

Pursuant to local accounting and corporate law, of the total tax losses indicated above, €2,028,867 thousand have not been recognized in the accounting records.

The detail, by country, of the accumulated tax assets as of December 31, 2004, that will be used in each country is as follows:

Country/ Thousands of €	Tax Losses Incurred	Tax Asset Recognized	Tax Asset Not Recognized	Period and General Conditions for Offset per Applicable Legislation
Spain	6,314,184	1,353,258	856,702	15 years (after first year of income)
Brazil(1)(2)	699,338	30,579	207,174	No time limit, but annual maximum of 70% of taxable income
Mexico	1,679,303	—	554,170	10 years
Argentina	452,183	—	158,264	5 years
Chile	3,463	589	—	No time or quantitative limits
Ecuador	3,318	1,194	—	5 years and annual maximum of 25% of taxable income
Colombia	570,130	—	219,500	8 years and annual maximum of 25% of accumulated losses
Peru	105,858	—	31,758	4 years
Uruguay	4,331	—	1,299	3 years
TOTAL	9,832,108	1,385,620	2,028,867

(1)	For accounting consolidation purposes in Spain, €21,734 thousand were eliminated as a result of goodwill adjustments in Brazil.
(2)	The tax asset recognized includes €530 thousand at short term. The remainder, up to €30,579 thousand is a long-term tax asset.

Also, as of December 31, 2004, in Spain there is an account receivable from Telefónica totaling €15,882 thousand relating to international double taxation tax credits. Also, the Group has tax credits and tax assets relating

Telefónica Móviles, S.A.

to timing differences amounting to €139,926 thousand which, in accordance with the accounting legislation in force, were not recorded in the accounting records either because they did not meet the requirements for being recorded or because they did not have to be recorded.

Country /Thousands of €		Total
Spain	Export tax credit	114,185
	Other tax credits	1,992
Other countries	Tax credits due to performance of various activities and others arising from timing differences	23,749

TOTAL		139,926

Under Spanish tax legislation, under certain circumstances, the goodwill arising from the acquisition of foreign securities can be amortized for tax purposes. The portion of the goodwill that can be deemed to be tax deductible, within certain limits, is the goodwill that remains after the financial goodwill relating to the foreign securities acquired has been allocated to assets, rights and contingent liabilities. The Company is completing an analysis of the portion of the goodwill that might be deductible as a result of the acquisition of the assets of BellSouth and Telefónica Móvil de Chile, S.A.

Lastly, Telefónica Móviles, S.A. made a negative adjustment of €2,137,243 thousand in its corporate income tax settlement for 2002 as a result of the transfer in 2002 of certain holdings acquired in prior years the market value of which differed from the book value at which they had been recorded (underlying book value) because the Company availed itself of Article 159 of the Corporations Law. No accounting effects arising from this adjustment were taken into account, since tax rulings have been handed down by the tax authorities that differ from the Company’s interpretation.

14) REVENUES AND EXPENSES

a) Net sales and services

The breakdown of the “Net Sales and Services” caption, excluding transactions with Group companies, in 2004, 2003 and 2002 is as follows:

	Thousands of Euros
	2004	2003	2002
Spain	6,859,711	6,106,989	5,535,110
Brazil	1,264,714	1,145,190	1,065,669
Argentina	356,347	238,772	193,564
Peru	176,330	151,379	160,955
Mexico	727,846	540,018	463,709
Venezuela	215,216	—	—
Chile	159,596	—	—
El Salvador	100,569	93,314	106,473
Colombia	94,858	—	—
Guatemala	87,065	66,161	76,812
Ecuador	43,826	—	—
Panama	23,957	—	—
Nicaragua	8,296	—	—

Telefónica Móviles, S.A.

	Thousands of Euros
	2004	2003	2002
Uruguay	5,596	—	—
Other	257,397	267,141	71,010

Total	10,381,324	8,608,964	7,673,302

As indicated in Note 2-b, the consolidated statements of income include the revenues and expenses of the companies from the date on which the related holding was acquired or the company was formed through year-end. Therefore, the revenues relating to the companies acquired from BellSouth relate to two months of operations, and the revenues of Telefónica Móvil de Chile, S.A. relate to five months of operations.

b) Personnel expenses

The detail of the “Personnel Expenses” caption in 2004 and 2003 is as follows:

	Thousands of Euros
	2004	2003	2002
Wages and salaries	374,227	327,843	387,958
Contributions to pension and other funds	9,752	9,809	9,040
Employee welfare and other personnel expenses	155,938	148,341	149,383

Total	539,917	485,993	546,381

The average number of employees of the Telefónica Móviles Group in 2004, 2003 and 2002 was 13,524, 12,384 and 13,520, respectively. The breakdown, by professional category, for 2004 and 2003 is as follows:

	Average Number of Employees
	2004	2003
Senior management	21	17
Executives and supervisors	1,470	1,359
Other employees	12,033	11,008

Total	13,524	12,384

c) Foreign currency transactions

In addition to the operating transactions carried out by the fully consolidated companies in the currencies of their respective countries, there are other foreign currency transactions carried out by the Group which relate mainly to the payment of interest and the repayment of loans, the amounts of which are shown in Note 11.

Telefónica Móviles, S.A.

d) Information by groups of companies

The share in the income for the year of the companies composing the Group in 2004, 2003 and 2002 was as follows:

	Thousands of Euros
	2004	2003	2002
Fully and proportionally consolidated companies	1,672,142	1,688,494	(3,564,922)
Companies accounted for by the equity method	(38,232)	(80,656)	(159,477)

Total	1,633,910	1,607,838	(3,724,399)

The contribution to the Group’s income made by the fully consolidated operators in 2004, 2003 and 2002 was as follows:

	Thousands of Euros
	2004	2003	2002
Telefónica Móviles España, S.A.	2,152,117	1,856,632	(3,350,288)
Telefónica Mobile Solutions, S.A.	—	(229)	(12,150)
Group 3G UMTS Holding GmbH	(38,390)	(44,416)	(5,778,960)
Brasilcel Group	(54,347)	(52,057)	52,074
TES Holding, S.A. de C.V.	(17,653)	(12,893)	(12,620)
TCG Holdings, S.A.	(15,626)	(22,071)	(17,386)
Telefónica Móviles Interacciona, S.A.	(6,631)	(22,867)	(185,000)
Telefónica Comunicaciones Personales, S.A.	(70,935)	77,374	(326,066)
3G Mobile AG	573	(4,055)	(126,293)
3G Mobile Telecommunications GmbH	—	(6,068)	(164,057)
Telefónica Móviles, S.A.C.	(13,977)	14,381	(3,809)
Telefónica Móviles México, S.A. de C.V. Group	(547,892)	(414,669)	(200,128)
Telefónica Móvil de Chile, S.A.	(1,571)	—
Mobipay International, S.A.	(777)	—
Telefónica Móviles Puerto Rico, Inc.	(45,409)	—
Telcel Venezuela Group	16,444	—
Comunicaciones Móviles de Perú, S.A.	(2,833)	—
Olympic Group	(5,078)	—
Otecel, S.A.	(5,394)	—
Telefonía Celular de Nicaragua, S.A.	660	—
Abiatar, S.A.	229	—
Telefónica Móviles Panamá, S.A.	4,212	—
Telefónica Móviles Guatemala y Cía, S.C.A.	2,083	—
Holding companies and other consolidation adjustments	322,337	319,432	6,559,761

Total	1,672,142	1,688,494	(3,564,922)

The “Holding Companies and other Consolidation Adjustments” caption includes mainly the results of Telefónica Móviles, S.A. and the elimination of the variation in investment valuation allowances and intercompany transactions.

Telefónica Móviles, S.A.

The contribution to the Group’s income by the companies accounted for by the equity method in 2004, 2003 and 2002 was as follows:

	Thousands of Euros
	2004	2003	2002
Medi Telecom, S.A.	(13,304)	(38,335)	(55,341)
Mobipay International, S.A.	(773)	(2,847)	(4,154)
Mobipay España, S.A.	(684)	(765)	(588)
Ipse 2000, S.p.A.	(23,308)	(38,421)	(97,836)
Other	(163)	(288)	(1,558)

Total	(38,232)	(80,656)	(159,477)

e) Extraordinary revenues and expenses

The detail of the extraordinary revenues and expenses in 2004, 2003 and 2002 is as follows:

	Thousands of Euros
Expenses	2004	2003	2002
Expenses for halting of UMTS operations in Europe	—	—	2,581,098
Penalties and fines	357	1.927	4,701
Period provision for contingencies and expenses	26,732	—	3,262
Prior years’ expenses and losses	7,153	5,204	4,034
Severance costs, indemnities, etc.	6,861	12,357	17,519
Write-off of goodwill	—	—	154,466
Absorption of minority interests by Telefónica Móviles Interacciona, S.A.	—	10,539	—
Insurance claims	36	48	279
Period provision for long-term loans and other receivables (see Note 7)	59,828	—
Tax contingencies	13,696	—
Other extraordinary expenses	6,496	2,421	13,483

Total	121,159	32,496	2,778,842

	Thousands of Euros
Revenues	2004	2003	2002
Recovery of insurance premiums	18	2,487	872
Revenues due to halting of UMTS operations in Europe	—	2,468	17,629
Other extraordinary and prior years’ revenues	2,116	4,902	5,605
Loans forgiven	—	5,375	—
Excess pension plan	—	—	2,690
Taxes recovered	14,358	14,675	46,464
Uncollectible accounts recovered	1,658	1,829	—
Other	17,187	5,819	7,541

Total	35,337	37,555	80,801

Telefónica Móviles, S.A.

15) ADDITIONAL DISCLOSURES

a) Guarantees

The most significant guarantees provided as of December 31, 2004, were as follows:

•	On April 5 and 10, 2000, as a result of the final guarantee required for the award of the UMTS license, Telefónica Móviles España, S.A. provided guarantees totaling €1,100 million to the Ministry of Development. Telefónica Móviles España, S.A. initiated negotiations with the Ministry of Development with a view to changing the existing system of guarantees. This process was completed through an Official Notice issued by the Secretary of State for Telecommunications and for the Information Society on July 28, 2003, as a result of which the guarantees in force at that date that were securing the commitments assumed under the UMTS license were returned to Telefónica Móviles España, S.A., after the latter had arranged, in the same month, a guarantee of €167.5 million with the Government Depositary to secure compliance with the UMTS service commitments prior to launch of the UMTS and the commitments of the first year from the date of commercial launch, in accordance with the new system of guarantees. In September 2003 Telefónica Móviles España, S.A. cancelled the returned guarantees at the respective banks.

On June 23, 2004, the Ministry of Industry, Tourism and Commerce issued an order authorizing the change in the commitments assumed by Telefónica Móviles España, S.A. in connection with the operation of the third-generation wireless telecommunications (UMTS) service. Under this Order, the requests filed by Telefónica Móviles España, S.A. in this respect were upheld, compliance with certain commitments was reinterpreted and other commitments were eliminated for the benefit of the public interest.

As a result of this change, the amount to be guaranteed by Telefónica Móviles España, S.A. as a performance bond for the commitments assumed prior to the launch of the UMTS service and in the first year of service was reduced to €157.5 million. The guarantee therefore amounted to €157.5 million as of December 31, 2004.

•	Telefónica Móviles España, S.A., as a stockholder of Medi Telecom, signed a “Stockholders’ Support Agreement” together with Portugal Telecom, SGPS, S.A. and the BMCE Group. This commitment requires the signatories to jointly and severally provide financial assistance to Medi Telecom, S.A. of up to €210 million in the event of noncompliance with financial clauses and of up to €50 million in the event of a shortfall in funds at Medi Telecom, S.A. that prevented it from meeting its debt servicing obligations. If Medi Telecom, S.A. obtains given levels of operating income before depreciation and amortization during a certain period of time and if it fulfills all its obligations under the loan agreement, this financial commitment will be automatically cancelled. As a result of loans, capital increases subscribed, inter alia, by Telefónica Móviles España, S.A. and new commitments, the outstanding amounts in this connection as of December 31, 2004, totaled €118.3 million and €50 million, respectively.

•	On December 23, 2003, Telefónica Móviles, S.A. arranged a counterguarantee for Telefónica, S.A. for the obligation of Newcomm Wireless Services, Inc. (Puerto Rico), regarding a bridge loan of US$61 million granted by ABN AMRO which matures on June 30, 2005. These guarantees are deemed to be recoverable on the basis of the company’s business plan and of their seniority for credit ranking purposes with respect to capital stock.

•	The Group has granted a bank guarantee to Mobilkom Austria Aktiengesellschaft & Co KG (Mobilkom) to cover possible contingencies relating to the sale in December 2003 of 3G Mobile Telecommunications GmbH for a maximum amount of €1,650 thousand and for a maximum period of validity of two years.

Telefónica Móviles, S.A.

•	At 2000 year-end Ipse 2000, S.p.A. acquired a UMTS license for €3,269 million. In accordance with the license terms and conditions, approximately 40% of the amount agreed on will be paid by this company in ten annual installments through 2010.

•	On December 27, 2002, Telefónica Móviles, S.A. arranged a counterguarantee for Telefónica, S.A., which in turn was counterguaranteed by Telefónica Móviles España, S.A., whereby, under certain terms and conditions, Telefónica Móviles, S.A. undertakes Telefónica, S.A. to pay for 91.79% of the amounts to be paid by the latter, by law or as a result of a contract or a court order, in connection with the guarantee that Telefónica, S.A. (jointly with other strategic partners of Ipse 2000, S.p.A.) provided to certain banks, which in turn provided a bank guarantee for the Italian authorities as security for the deferred payment for the UMTS license. Payment of the deferred amount for the base license (€16,010 thousand) had been completed as of November 30, 2004. In order to avoid execution of the guarantee by the Italian government and subject to the resolution of the litigation in progress, in addition to and together with the payment of the base license price, Ipse 2000, S.p.A. paid €104,324 thousand as part of the installment outstanding in connection with the deferred payment of the additional 5 MHz of spectrum which was granted to Ipse 2000, S.p.A. by the Italian government for a total amount of €826,331 thousand. This additional 5 MHz of spectrum was returned by Ipse 2000, S.p.A. There is currently a dispute between this company and the Italian government in connection with the validity of this return.

•	On October 25, 2000, Ipse 2000, S.p.A. signed an agreement with Ferrovie dello Stato, S.p.A., an Italian railroad company, whereby Ipse 2000, S.p.A. was granted certain access and usage rights on certain specific sites owned by the railroad company. Telefónica, S.A. provided a guarantee of up to €48.2 million to secure the amounts owed under this agreement. On November 28, 2003, Ipse 2000, S.p.A. gave notice of its decision to terminate the agreement with Ferrovie dello Stato, S.p.A. on the grounds that the agreement was a lease agreement subject to unilateral termination in the event of exceptional circumstances. Since Ferrovie dello Stato, S.p.A. rejected this stance, on July 6, 2004, arbitration proceedings were initiated to resolve the dispute as stipulated in the agreement.

•	On October 28, 2004, Telefónica Móviles, S.A. provided counterguarantees to Telefónica, S.A. for the following obligations guaranteed by Telefónica, S.A.:

a)	Bridge loans of US$273,934 thousand arranged by BellSouth Colombia, S.A. (now Telefónica Móviles Colombia, S.A.) with Santander Overseas Bank, Inc. and of US$23,500 thousand with Santander Colombia, S.A. (both of which are Santander Group companies), maturing in both cases on October 28, 2005.

b)	Syndicated loan of US$200 million of BellSouth Perú, S.A. (now Comunicaciones Móviles del Perú, S.A.) maturing on February 25, 2005.

Group management considers that the probability of additional liabilities for which provisions have not been recorded arising from the guarantees provided is remote.

b) Litigation

Telefónica Móviles, S.A. and its Group companies are involved in various lawsuits relating to civil, labor, administrative, tax and antitrust law, none of which, taken individually, is significant. The Company considers that it may be reasonably concluded that any adverse outcome of these lawsuits would not have a material effect on the economic and financial position or the solvency of the Group.

Telefónica Móviles, S.A.

c) Alliances

In July 2003 Telefónica Móviles, T-Mobile International, Telecom Italia Mobile (TIM) and Orange entered into a cooperation agreement for the establishment of a strategic alliance in the wireless telephony industry in order to offer their customers in the countries in which they operate more advanced common products and services, thereby strengthening the partners’ ability to compete in international markets. This alliance was formalized in December 2003 through the formation of a legal entity (Association) in the Netherlands under the business name (and common trade name) “Freemove”.

In February 2003 Telefónica Móviles, Orange, T-Mobile and Vodafone entered into an agreement for the creation of a wireless telephone payment services association, which has been operating under the Simpay brand name since June 2003. The aim of this association is to promote the use of m-commerce among consumers, content suppliers, commercial establishments and banks by creating a wireless telephone payment solution that is open, interoperable and under a common brand name.

d) Environmental matters

The Telefónica Móviles Group, through its investees, and in line with its environmental policy, has been undertaking various activities and projects relating to environmental matters. In 2003 and 2004 it incurred expenses and made investments for scantly significant amounts, which were recorded in the consolidated statements of income and consolidated balance sheets, respectively.

As regards the systems currently in place at the various Group companies aimed at reducing the environmental impact of their facilities, several prevention systems were implemented, and the cost of these items was included in the cost of the facilities in which they are housed.

As regards possible environmental contingencies, there are sufficient internal control mechanisms which are periodically supervised, either in-house or by prestigious outside firms. No significant contingencies have been disclosed in this connection.

e) Fees paid to auditors

The fees paid in 2004, 2003 and 2002 to the various member firms of the Deloitte & Touche international organization, to which Deloitte & Touche España, S.L., the auditors of the Telefónica Móviles Group, belongs, amounted to €3,839 thousand, €2,947 thousand and €4,011 thousand, respectively.

The detail of the foregoing amount is as follows:

	Thousands of Euros
	2004	2003	2002
Audit of financial statements	2,279	1,707	1,614
Other audit services	1,325	1,012	508
Work additional to or other than audit services	235	228	1,889

TOTAL	3,839	2,947	4,011

Telefónica Móviles, S.A.

The fees paid to other auditors in 2004, 2003 and 2002 amounted to €4,778 thousand, €765 thousand and €381 thousand, respectively, the detail being as follows:

	Thousands of Euros
	2004	2003	2002
Audit of financial statements	227	106	178
Other audit services	—	145	—
Work additional to or other than audit services	4,551	514	203

TOTAL	4,778	765	381

These fees include the amounts paid to the auditors of the fully and proportionally consolidated Spanish and foreign Telefónica Móviles Group companies. In this connection, the amounts paid in 2004 and 2003 include €606 and €917 thousand relating to 50% of the fees of the proportionally consolidated companies (Deloitte Touche Tohmatsu €606 and €703 thousand in 2004 and 2003, respectively; and other auditors €0 and €214 thousand in 2004 and 2003, respectively).

f) International Financial Reporting Standards (IFRS)

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after January 1, 2005, in conformity with the International Financial Reporting Standards (IFRS) previously adopted by the European Union. In conformity with this Regulation, the Group will have to present its consolidated financial statements for 2005 in accordance with the IFRS adopted by the European Union.

Under IFRS 1, First-Time Adoption of International Financial Reporting Standards, although the first consolidated financial statements prepared in accordance with IFRS will, in the case of the Group, be those for the year ending December 31, 2005, it will be necessary to include, for comparison purposes, the figures for the preceding year (2004) prepared on a basis consistent with that used to calculate the figures for 2005. Accordingly, an opening balance sheet will have to be prepared as of the date of transition to IFRS accounting methods (January 1, 2004, in the case of the Group), also in accordance with the IFRS in force as of December 31, 2005.

In order to meet the obligation imposed by Regulation (EC) no. 1606/2002, the Group has established a plan for the transition to IFRS that includes, inter alia, the following steps:

1.	Analysis of the differences between the methods provided for in the National Chart of Accounts in force in Spain and IFRS.

2.	Selection of the methods to be used in cases or areas in which IFRS permit alternative accounting treatments to be applied.

3.	Assessment and determination of the appropriate changes to or adaptations of the operating procedures and systems used for compiling and providing the information required in order to prepare the consolidated financial statements.

4.	Preparation of the opening consolidated financial statements, as of the transition date, in accordance with IFRS.

The Group started to implement the plan for the transition to IFRS in 2003 and the stage of completion is currently as planned for the adaptation to be completed in 2005.

Telefónica Móviles, S.A.

16) DIRECTORS’ COMPENSATION AND OTHER BENEFITS

a) Directors’ compensation and other benefits

The compensation of Telefónica Móviles, S.A.’s directors is governed by Article 20 of the Company’s bylaws, which states that the amount of the compensation to be paid by the Company to its directors shall be that determined by the Stockholders’ Meeting for this purpose and this amount shall remain unchanged until the Stockholders’ Meeting resolves to change it. The Board of Directors is responsible for setting the exact amount to be paid within the stipulated limits and for distributing it among the directors.

In this connection, on April 1, 2003, the Stockholders’ Meeting set the maximum gross annual amount to be paid to the Board of Directors at €2 million, which includes a fixed payment and attendance fees for attending the Board of Directors advisory committee or control committee meetings. Subsequently, on April 29, 2003, the Board of Directors resolved, pursuant to the bylaws, that the exact amount to be paid would be the same as that established when the Company was incorporated in 2002 and that it should be shared out among the directors in the same way.

Also, in 2004 the Appointments and Compensation Committee reviewed, in accordance with Article 25.b) 5) of the Rules of the Board of Directors, the compensation system for the Company’s directors, which had not been revised since the Company was incorporated (2000), except as regards the fees for attending the Board of Directors Committee meetings -submitted a proposal to the Board of Directors to change the compensation system-. On October 26, 2004, the Board of Directors resolved to revise the fixed annual amount to be paid as compensation to the members of the Board of Directors and the amount of the fees for attending the meetings of the Board Committees, and to establish a fixed annual amount to be paid as compensation to the members of these Board Committees; all within the maximum limit set by the Stockholders’ Meeting on April 1, 2003.

Therefore, the compensation of the directors of Telefónica Móviles in their capacity as members of the Board of Directors and of the advisory and control committees consists of a fixed amount payable monthly and fees for attending the meetings of the Board Committees. Additionally, executive directors receive the related amounts for discharging their executive duties as stipulated in their respective contracts.

2004

In 2004 the directors of Telefónica Móviles earned €1,593,778.17 for discharging their duties as such, the detail being as follows: €1,473,031.67 of fixed monthly payments, including the compensation earned as members of the Boards of Directors of other Telefónica Móviles companies, and €120,746.5 of attendance fees for attending the Board of Directors Committee meetings. Also, certain directors received a total of €132,198.6 for advisory services provided to the Company.

Also, the Executive Director, as a Company executive, received €1,299,422.76 of salary plus variable compensation; €60,210.56 of compensation in kind, including life and health insurance premiums and housing contributions; and €8,000 of contributions paid by the Company, as sponsor, to pension plans.

The breakdown of the compensation and benefits received by the directors in 2004 is as follows:

A) Board of Directors: annual amount of the fixed payment received by each director (in euros):

Position	2004
Chairman	97,614
Directors, nominee directors and independent directors	97,614
Secretary	97,614

The directors do not receive any fees for attending Board of Directors’ meetings.

Telefónica Móviles, S.A.

B) Board Committees

a)	Fixed amount received by each director who is a member of any of the Board Committees, based on the position held, for October, November and December 2004 (in euros):

Position	2004
Chairman(1)	5,000
Directors	2,500

(1)	The Chairman of the Standing Committee does not receive a fixed amount.

b)	Total amounts paid in 2004 for attending the Board Committee meetings received by the directors who are members thereof taken as a whole (in euros):

Committees	2004
Audit and Control Committee	Attendance fee per meeting (through 09/30/04): 1,352.28
Attendance fee per meeting (from 10/01/04): 1,250.00
Number of meetings paid: 12
Total received: 39,852.4
Appointments and Compensation Committee	Attendance fee per meeting (through 09/30/04): 901.51
Attendance fee per meeting (from 10/01/04): 1,250.00
Number of meetings paid: 10
Total received: 50,242.5
Standing Committee	Attendance fee per meeting (through 09/30/04): 901.51
Attendance fee per meeting (from 10/01/04): 1,250.00
Number of meetings paid: 5
Total received: 30,651.6

C) Executive directors: total amounts received by the Executive Directors for discharging their executive duties, for the items indicated below:

Euros
Salaries	698,410.76
Variable compensation	601,012.00
Compensation in kind (1)	60,210.56
Contributions to pension plans	8,000.00

(1)	Including health and life insurance premiums and housing contributions.

Telefónica Móviles, S.A.

The Executive Directors, as executives of the Móviles Group, are beneficiaries of the “MOS Program” options plan described in Note 18.

Additionally, it should be noted that the nonexecutive directors do not receive and did not receive in 2004 any compensation in the form of pensions or life insurance, and they do not participate in the compensation plans linked to share market price.

The Company does not grant and did not grant in 2004 any advances, loans or credits to the directors, or to its top executives, thus complying with the requirements of the Sarbanes-Oxley Act passed in the U.S. which is applicable to Telefónica as a listed company in that market.

2003

In 2003 the Directors of Telefónica Móviles received compensation totaling €2,446 thousand, which included €1,294 thousand relating to the fixed allocation, including compensation for serving on the Boards of Directors of other companies of the Telefónica Móviles Group; €79 thousand of fees for attending meetings of the Board Committees; €127 thousand for advisory services provided by certain directors; €875 thousand relating to the executive directors’ salaries and variable compensation; €63 thousand of compensation in kind paid to the executive directors, which included life and health insurance premiums and housing contributions; and €8 thousand of pension plan contributions made by the Company, as the promoter, for the executive directors.

The compensation and benefits received by the Directors in 2003 were as follows:

A) Board of Directors: Fixed allocation received by each director in 2003.

Position	Thousands of Euros
Chairman	90
Directors, nominee directors and independent directors	90
Secretary	90

The Directors do not receive fees of any kind for attending the Board meetings.

B) Other Committees of the Board of Directors: total fees received by the directors as a whole for attending the Advisory and Standing Committee meetings:

COMMITTEES		Thousands of Euros
Audit and Control Committee (1)	Fees per meeting: €1,352.28 Number of meetings: 9	31
Appointments and Compensation Committee	Fees per meeting: €901.51 Number of meetings: 9	28
Standing Committee	Fees per meeting: €901.51 Number of meetings: 3	20

(1)	Although 10 meetings were held, the fees for the last meeting in December 2002 are included. The fees received by the Audit and Control Committee members were established on the basis of the large volume of work and specific duties of these members.

Telefónica Móviles, S.A.

C) Executive Directors: total amounts received by the Executive Directors in the following connection:

Thousands of Euros
Salaries	634
Variable remuneration	241
Compensation in kind (1)	63
Contributions to pension plans	8

(1)	Including health and life insurance and housing contributions.

The Executive Directors, as executives of Grupo Móviles, S.A., are beneficiaries of the “MOS Program” options plan described in Note 18.

b) Detail of holdings in companies with similar activities and performance of similar activities by the Directors for their on account or for the account of others

Pursuant to Article 127 ter.4 of the Spanish Corporations Law, introduced by Law 26/2003, July 17, which amends Securities Market Law 24/1988, July 28, and the revised Spanish Corporations Law, in order to reinforce the transparency of listed corporations, following is a detail of the companies engaging in an activity that is identical, similar or complementary to the activity that constitutes the corporate purpose of Telefónica Móviles, S.A. in which the members of the Board of Directors own equity interests, and of the functions, if any, that they discharge thereat.

Stockholder	Investee	Percentage of Ownership	Line of Business	Function Discharged or Position Held
Antonio Viana Baptista	Telefónica, S.A.	<0.01%	Telecommunications	Director
Antonio Viana Baptista	Portugal Telecom., SGPS.	<0.01%	Telecommunications	Director
Antonio Viana Baptista	PT Multimedia	<0.01%	Internet	None
José María Álvarez-Pallete	Telefónica, S.A.	<0.01%	Telecommunications	Member of Management Committee
Maximino Carpio García	Telefónica, S.A.	<0.01%	Telecommunications	Director
José María Más Millet	Telefónica, S.A.	<0.01%	Telecommunications	None
Javier Echenique Landiribar	Telefónica, S.A.	<0.01%	Telecommunications	None
Luis Lada Díaz	Telefónica, S.A.	<0.01%	Telecommunications Television, telecommunications and audiovisual	Director
Luis Lada Díaz	Sogecable, S.A.	<0.01%	production services	Director
Fernando de Almansa Moreno-Barreda	Telefónica, S.A.	<0.01%	Telecommunications	Director
Fernando de Almansa Moreno-Barreda	Lucent Technologies	<0.01%	Telecommunications	None
Antonio Massanell Lavilla	Telefónica, S.A.	<0.01%	Telecommunications	Director

Telefónica Móviles, S.A.

Stockholder	Investee	Percentage of Ownership	Line of Business	Function Discharged or Position Held
Alejandro Burillo Azcárraga	PanAmsat, S.R.L. de C.V.	51%	Provision de satellite Capacity	None
Alejandro Burillo Azcárraga	Grupo Wcom, S.A. de C.V.	99%	Value added satellite services	None
Alejandro Burillo Azcárraga	Televisión Internacional, S.A. de C.V.	11.7%	Cable, Internet and telephone signal routing services	None

Additionally, in accordance with the aforementioned Article, following is a detail of the activities carried on by the directors, as independent professionals or as employees, that are identical, similar or complementary to the activity that constitutes the corporate purpose of Telefónica Móviles, S.A.:

Name	Activity Performed	Arrangement under which Activity is Performed	Company through which Activity is Performed	Position Held or Functions Discharged at Company through which Service is Provided
Antonio Viana Baptista	Telecommunications	Employee	Telefónica, S.A.	Director
Antonio Viana Baptista	Wireless telecommunications	Employee	Telefónica Internacional, S.A.	Director
Antonio Viana Baptista	Wireless telecommunications	Employee	Telefónica Móviles España, S.A.	Director
Antonio Viana Baptista	Wireless telecommunications	Employee	Telefónica de Argentina, S.A.	Director
Antonio Viana Baptista	Wireless telecommunications	Employee	Brasilcel, N.V.	Director
Antonio Viana Baptista	Telecommunications	Employee	Portugal Telecom., SGPS	Director
José María Álvarez-Pallete	Telecommunications	Employee	Telefónica, S.A.	Member of Management Committee
José María Álvarez-Pallete	Wireline telecommunications	Employee	Telefónica Internacional, S.A.	Executive Chairman
José María Álvarez-Pallete	Data telecommunications	Employee	Telefónica Datacorp, S.A.	Director
José María Álvarez-Pallete	Wireline telecommunications	Employee	Telefónica de España, S.A.	Director
José María Álvarez-Pallete	Wireless telecommunications	Employee	Telefónica Móviles España, S.A.	Director
José María Álvarez-Pallete	Wireline telecommunications	Employee	Telefónica de Argentina, S.A.	Director
José María Álvarez-Pallete	Wireline telecommunications	Employee	Telecomunicaciones de Sao Paulo, S.A.	Director
José María Álvarez-Pallete	Wireline telecommunications	Employee	Compañía de Telecomunicaciones de Chile, S.A.	Director
José María Álvarez-Pallete	Telecommunications	Employee	Compañía de Teléfonos de Chile Transmisiones Regionales, S.A.	Director

Telefónica Móviles, S.A.

Name	Activity Performed	Arrangement under which Activity is Performed	Company through which Activity is Performed	Position Held or Functions Discharged at Company through which Service is Provided
José María Álvarez-Pallete	Wireline telecommunications	Employee	Telefónica del Perú, S.A.	Director
José María Álvarez-Pallete	Telecommunications	Employee	Telefónica Larga Distancia, Inc.	Director
José María Álvarez-Pallete	Telecommunications	Employee	Compañía Internacional de Telecomunicaciones, S.A.	Director
José María Álvarez-Pallete	Telecommunications	Employee	Telefónica Internacional Chile, S.A.	Director
José María Álvarez-Pallete	Telecommunications	Employee	Telefónica Publicidad e Información, S.A.	Representative of Telefónica de España
Maximino Carpio García	Telecommunications	Employee	Telefónica, S.A.	Director
Maximino Carpio García	Supplier of telecommunicatons equipment	Employee	Abengoa, S.A.	Member of Advisory Committee
Fernando de Almansa Moreno-Barreda	Telecommunications	Employee	Telefónica, S.A.	Director
Fernando de Almansa Moreno-Barreda	Wireline telecommunications	Employee	Telefónica de Argentina, S.A.	Director
Fernando de Almansa Moreno-Barreda	Wireline telecommunications	Employee	Telecomunicaciones de Sao Paulo, S.A.	Director
Fernando de Almansa Moreno-Barreda	Wireline telecommunications	Employee	Telefónica del Perú, S.A.	Director
Luis Lada Díaz	Telecommunications	Employee	Telefónica, S.A.	Director
Luis Lada Díaz	Television, telecommunications and audiovisual production services	Employee	Sogecable, S.A.	Director
Luis Lada Díaz	Wireline telecommunications	Employee	Telefónica Internacional, S.A.	Director
Luis Lada Díaz	Wireless telecommunications	Employee	SudesteCel Participações, S.A.	Director
Javier Echenique Landiribar	Wireless telecommunications	Employee	Telefónica Móviles México, S.A.	Director
Antonio Massanell Lavilla	Telecommunications	Employee	Telefónica, S.A.	Director
José Maria Más Millet	Wireless telecommunications	Employee	TELCEL, S.A.	Director

Telefónica Móviles, S.A.

Name	Activity Performed	Arrangement under which Activity is Performed	Company through which Activity is Performed	Position Held or Functions Discharged at Company through which Service is Provided
Lars M. Berg	Wireless telecommunications	Employee	TELCEL, S.A.	Director
Lars M. Berg	Wireless telecommunications	Employee	Telefónica Móviles Colombia, S.A.	Director
Alfonso Merry del Val	Internet	Employee	Terra Networks, S.A.	Director
Fernando Xavier Ferreira	Wireless telecommunications	Employee	Brasilcel, N.V.	Director
Fernando Xavier Ferreira	Wireless communications	Employee	Tele Sudeste Celular Participações, S.A.	Director
Fernando Xavier Ferreira	Wireless communications	Employee	Tele Leste Celular Participações, S.A.	Director
Fernando Xavier Ferreira	Wireless communications	Employee	Telesp Celular, S.A.	Director
Fernando Xavier Ferreira	Wireless communications	Employee	Celular CRT Participações, S.A.	Director
Fernando Xavier Ferreira	Wireless communications	Employee	Tele Centro Oeste Celular Participações, S.A.	Director
Fernando Xavier Ferreira	Wireline telecommunications	Employee	SP Telecomunicações Holding, Ltda.	Director
Fernando Xavier Ferreira	Wireline telecommunications	Employee	Telecomunicações de Sao Paolo, S.A.	Director
Fernando Xavier Ferreira	Wireless communications	Employee	Telefónica Internacional, S.A.	Director
Fernando Xavier Ferreira	Underwater cable	Employee	Aliança Atlántica, B.V.	Director
Fernando Xavier Ferreira	Underwater cable	Employee	Emergia Participações, Ltda.	General Manager
Fernando Xavier Ferreira	On-line trading, e- transactions	Employee	Mercador, S.A.	Director
Fernando Xavier Ferreira	Factoring	Employee	Telefónica Factoring do Brasil, S.A.	Director
Fernando Xavier Ferreira	Business management services	Employee	Telefónica Gestao de Servicios Compartilhados do Brasil, Ltda.	Chairman of Control Committee
Fernando Xavier Ferreira	Foundation	Employee	Fundación Telefónica	Chairman of the Board
Fernando Xavier Ferreira	Development of new technologies	Employee	Telefónica Pesquisas e Desenvolmiento do Brasil, Ltda	Chairman of the Board
Fernando Xavier Ferreira	Data telecommunications	Employee	Telefónica Data Brasil Holding, S.A.	Director

Telefónica Móviles, S.A.

17) FINANCIAL DERIVATIVES

The Company uses derivatives to hedge interest rate and exchange risks on unhedged positions and to adapt its debt structure to market conditions.

As of December 31, 2004 and 2003, the total outstanding balance of derivatives transactions arranged to hedge on-balance-sheet exposure to fluctuations in interest and exchange rates amounted to €7,243 million and €3,593 million, respectively. Of these amounts, €1,955 million related to interest rate risk and €5,288 million to exchange risk as of December 31, 2004, and €729 million related to interest rate risk and €2,864 million to exchange risk as of December 31, 2003.

The detail, by type and maturity, of the Group’s derivatives portfolio as of December 31, 2003, is as follows:

Type of Risk	Amount in Millions
	Equivqlent Euro Value	Group Pays		Group Receives
		Value	Currency	Value	Currency
Euro interest rate swaps:	525
From floating to fixed	340	340	EUR	340	EUR
From fixed to floating	185	185	EUR	185	EUR
Currency interest rate swaps:	204
From floating to fixed
MXN/MXN	204	2,900	MXN	2,900	MXN
Currency swaps:	2,535
- floating to fixed	196
EUR/BRL	97	288	BRL	97	EUR
EUR/MAD	34	349	MAD	34	EUR
USD/PEN	36	159	PEN	45	USD
USD/MXN	29	372	MXN	36	USD
- floating to floating	1,237
EUR/USD	243	298	USD	243	EUR
USD/EUR	660	871	EUR	834	USD
USD/MXN	334	4,261	MXN	422	USD
- fixed to floating	1,102
USD/EUR	168	183	EUR	212	USD
USD/BRL	673	1,941	BRL	849	USD
JPY/BRL	42	152	BRL	5,682	JPY
EUR/BR	219	541	BRL	219	EUR
Exchange rate options	329
- bought	237
MXN/EUR	237	243	EUR	3,365	MXN
- sold	92
BRL/USD	92	150	USD	338	BRL

Total at 12/31/03	3,593

Telefónica Móviles, S.A.

Type of Transaction	Millions of Euros
	Amount	Up to 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years
With underlying asset (loans):	3,193	844	1,507	797	45
In euros	1,306	123	540	608	35
In foreign currencies	1,887	721	967	189	10
Without underlying asset (liability)	400	396	4	—	—
Exchange rate options	330	330	—	—	—
Currency swaps	70	66	4	—	—

Total at 12/31/03	3,593	1,240	1,511	797	45

The detail, by type and maturity, of the Group’s derivatives portfolio as of December 31, 2004, is as follows:

Type of Risk	Amounts in Millions
	Equivaqlent Euro Value	Group Pays		Group Receives
		Value	Currency	Value	Currency
Euro interest rate swaps:	684
Fixed to floating	185	185	EUR	185	EUR
Floating to fixed	499	499	EUR	499	EUR
Currency interest rate swaps:	718
Floating to fixed in MXN	187	2,871	MXN	2,871	MXN
Floating to fixed in BRL	443	1,601	BRL	1,601	BRL
Floating to fixed in USD	88	120	USD	120	USD
Currency swaps:	2,878
- floating to fixed	671
EUR/BRL	97	288	BRL	97	EUR
USD/ARS	59	233	ARS	80	USD
EUR/MAD	34	349	MAD	34	EUR
EUR/CLP	242	183,405	CLP	242	EUR
USD/PEN	99	464	PEN	135	USD
USD/COP	115	392,124	COP	156	USD
USD/MXN	25	348	MXN	34	USD
- fixed to floating	1,110
USD/EUR	85	126	EUR	116	USD
USD/BRL	951	3,208	BRL	1,296	USD
EUR/BRL	25	93	BRL	25	EUR
JPY/BRL	49	180	BRL	6,827	JPY
- floating to floating	1,167
EUR/USD	251	308	USD	251	EUR
USD/EUR	580	791	EUR	790	USD
USD/MXN	305	4,200	MXN	416	USD
EUR/CLP	31	22,863	CLP	31	EUR
Exchange rate options	962
- bought	657
EUR/USD	657	880	USD	657	EUR
- sold	305
EUR/USD	305	290	EUR	415	USD

Telefónica Móviles, S.A.

	Amounts in Millions
Type of Risk	Equivaqlent Euro Value	Group Pays		Group Receives
		Value	Currency	Value	Currency
Interest rate options	553
- bought	184
USD	184	251	USD	251	USD
- sold	369
USD	369	502	USD	502	USD
Currency forwards	1,378
EUR/USD	220	267	USD	220	EUR
USD/EUR	749	782	EUR	1,020	USD
USD/ARS	15	60	ARS	20	USD
USD/CLP	233	197,508	CLP	317	USD
USD/COP	95	344,580	COP	130	USD
USD/PEN	48	216	PEN	65	USD
USD/MXN	18	285	MXN	25	USD

Total at 12/31/04	7,243

Type of Transaction	Millions of Euros
	Amount	Up to 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years
With underlying asset (loans):	4,844	2,110	1,520	1,195	4
In euros	1,428	316	298	814	—
In foreign currencies	3,401	1,794	1,222	381	4
Without underlying asset (liability)	2,414	2,064	17	333	—
Forwards	804	804	—	—	—
Exchange rate options	962	962	—	—	—
Currency swaps	315	298	17	—	—
Interest rate options	333	—	—	333	—

Total at 12/31/03	7,243	4,174	1,537	1,528	4

18) OTHER COMMITMENTS

Stock option plan-

On October 26, 2000, the Special Stockholders’ Meeting of Telefónica Móviles, S.A. authorized the establishment of a corporate stock option plan for the executives and employees of Telefónica Móviles, S.A. and its subsidiaries and, in order to facilitate coverage of the Company’s obligations to the beneficiaries of the plan, resolved to increase the capital stock of Telefónica Móviles, S.A. by €11,400,000 through the issuance of 22,800,000 shares of €0.50 par value each.

Subsequently, on June 1, 2001, the Stockholders’ Meeting of Telefónica Móviles, S.A. approved certain modifications and clarifications of the stock option plan with a view to making it more attractive and a more efficient mechanism for the motivation and loyalty-building of its beneficiaries.

Telefónica Móviles, S.A.

Lastly, on September 21, 2001, the Board of Directors of Telefónica Móviles S.A. resolved to develop and establish, in conformity with the aforementioned resolutions of the Stockholders’ Meetings on October 26, 2000 and June 1, 2001, the terms and conditions of the stock option plan. The main features of this plan are as follows:

1.	The plan is open to all the executive directors, executives (including general managers or similar) and employees who on December 1, 2001, were working for companies in which Telefónica Móviles, S.A. directly or indirectly, during the term of the plan (i) has a holding carrying voting rights of over 50%; or (ii) has the right to appoint over 50% of the members of the Board of Directors.

Without prejudice to the above, the MOS Program envisaged the possibility of awarding new options at dates subsequent to its initial implementation. In order to carry this out, following the issuance of a report by the Appointments and Compensation Committee, the Board of Directors resolved to assign options to both the employees of the new companies which, when joining the Telefónica Móviles Group, met the aforementioned requirements and the employees hired by companies already participating in the MOS Program. Similarly, the Board resolved that employees could join the plan until December 31, 2003. Consequently, new beneficiaries joined the plan in 2002 and 2003. In 2003 certain companies were excluded from the MOS Program because they ceased to comply with the requirements to remain in it.

2.	There are three types of option:

•	Type A options, with an exercise price of €11.

•	Type B options, with an exercise price of €16.5.

•	Type C options, with an exercise price €7.235 euros.

3.	Each beneficiary of the Program receives an equal number of type-A and type-B options and a number of type-C options equal to the sum of the type-A and type-B options received.

4.	The executive directors and executives who are beneficiaries of the MOS Program must place a deposit on one share of Telefónica Móviles, S.A. for every 20 options assigned to them.

5.	Each option, regardless of its type, entitles its holder to receive one share of Telefónica Móviles, S.A.

6.	The options may be exercised at a rate of one-third each year from the day after the day on which two, three and four years have elapsed from the option grant date (January 2, 2002). The first exercise period commenced on January 2, 2004. The second period commenced on January 3, 2005.

7.	At the exercise date, the options may be settled, at the beneficiary’s request, either (i) through delivery of shares of Telefónica Móviles, S.A., once the beneficiary has paid the option exercise price; or (ii) cashless for cash.

The first phase of the Program commenced on January 2, 2002. The second phase of the plan, which included the companies and new employees who fulfilled the requirements envisaged in the plan, commenced on June 1, 2002, and finished on December 31, 2003. The total number of beneficiaries of the MOS Program was 7,575 as of December 31, 2004 (8,434 as of December 31, 2003). Of these beneficiaries, one is an executive director of Telefónica Móviles, S.A. and ten are general managers or similar executives. As of December 31, 2004, 11,137,144 options had been assigned (12,819,072 as of December 31, 2003).

Telefónica Móviles, S.A.

In 2004, in the second exercise period, 778 employees exercised a total of 79,823 options. Of these employees, two beneficiaries opted for the cashless system and the remainder for the cashless for cash system. The amount received by these beneficiaries upon the exercise of their options was €109 thousand.

Additionally, in 2004, 859 employees, owning a total of 1,681,928 options, left the program as a result of early settlement or voluntary withdrawal. €844 thousand were paid in this connection in 2004.

In order to provide coverage for the MOS Program, on September 21, 2001, the Board of Directors resolved to carry out the capital increase approved by the Special Stockholders’ Meeting on October 26, 2000. Since not all the shares comprising the capital increase were subscribed, the Company issued 21,445,962 shares of €0.50 par value each, which were subscribed and paid by BBVA (50%) and La Caixa (50%).

On September 27, 2001, Telefónica Móviles, S.A., on the one hand, and BBVA and La Caixa, on the other, entered into the related share subscription and call option contracts under which the two aforementioned financial institutions granted Telefónica Móviles, S.A. a call option on each of the shares subscribed in order to enable Telefónica Móviles, S.A. to meet its commitments to the beneficiaries of the MOS Program, as described above.

The implementation of the MOS Program and the capital increase to provide coverage for the Program were notified to the Spanish National Securities Market Commission (CNMV) and published in the Abridged Prospectus, which was verified and registered in the CNMV’s Official Register on November 2, 2001.

Agreements with Portugal Telecom-

On January 23, 2001, Telefónica, S.A. and its subsidiary Telefónica Móviles, S.A., on the one hand, and Portugal Telecom SGPS, S.A. and its subsidiary PT Moveis, SGPS, S.A., on the other, entered into an agreement in order to group together all their wireless telephony businesses in Brazil.

To implement this agreement, on October 17, 2002, Telefónica Móviles, S.A., on the one hand, and Portugal Telecom SGPS, S.A. and its subsidiary PT Móveis SGPS, S.A., on the other, entered into the definitive agreements. On December 27, 2002 (after having obtained the necessary authorizations), the two Groups’ holdings in their respective Brazilian wireless telephony operators were contributed to a Dutch joint venture, Brasilcel N.V.

In accordance with the aforementioned definitive agreements, Telefónica Móviles, S.A. and the Portugal Telecom Group will have the same voting rights at Brasilcel, N.V. This equality in voting rights will cease to exist if, as a result of capital increases at Brasilcel, N.V., the percentage of ownership of either of the parties falls below 40% during an uninterrupted period of six months. In this event, if the Group with the reduced interest were the Portugal Telecom Group, it would be entitled to sell to Telefónica Móviles, S.A., which would be obliged to buy (directly or through another company), all the Portugal Telecom Group’s ownership interest in Brasilcel N.V. This right expires on December 31, 2007. The price for the acquisition of the Portugal Telecom Group’s holding in Brasilcel, N.V. would be calculated on the basis of an independent appraisal (in the terms provided for in the definitive agreements) performed by investment banks, selected using the procedure established in these agreements. Subject to certain conditions, the payment could be made, at Telefónica Móviles’ choice, in (i) cash; (ii) Telefónica Móviles S.A. shares and/or Telefónica, S.A. shares; or (iii) a combination of the two. This put option would be exercisable in the 12 months subsequent to the end of the aforementioned six-month period, provided that the Portugal Telecom Group had not increased its ownership interest to 50% of the total capital stock of Brasilcel N.V.

Also, in accordance with the definitive agreements, the Portugal Telecom Group will be entitled to sell to Telefónica Móviles, S.A., which will be obliged to buy, its holding in Brasilcel, N.V. should there be a change in

Telefónica Móviles, S.A.

control at Telefónica, S.A., at Telefónica Móviles, S.A. or at any other subsidiary of the latter that held a direct or indirect ownership interest in Brasilcel N.V. Similarly, Telefónica Móviles, S.A. will be entitled to sell to the Portugal Telecom Group, which will be obliged to buy, its holding in Brasicel, N.V. if there is a change of control at Portugal Telecom SGPS, S.A., at PT Móveis SGPS, S.A or at any other subsidiary of either company that held a direct or indirect ownership interest in Brasilcel N.V. The price will be determined on the basis of an independent appraisal (in the terms provided for in the definitive agreements) performed by investment banks, selected using the procedure established in these agreements. The related payment could be made, at the choice of the group exercising the put option, in cash or in shares of the wireless telephony operators contributed by the related party, making up the difference, if any, in cash.

Agreements for the acquisition of Pegaso-

Under the agreements entered into for the acquisition of Pegaso, the Burillo Group has certain mechanisms with which it can cease to be a stockholder, instrumented through an option to sell its holding in Telefónica Móviles México, S.A. de C.V. The Burillo Group can exercise its put option in 2007 or 2008, or, if its holding in the company falls below 50% of its original ownership interest, on the date on which such decrease occurs. If the Burillo Group did not exercise its put option, Telefónica Móviles could exercise its purchase option on the shares of the company owned by the Burillo Group. In this case, the purchase price for the shares would be determined on the basis of a valuation of the company on the date on which the rights were exercised. The agreements entered into provide that a portion of the purchase price will be paid in cash, the amount of which will depend upon the Burillo Group’s original investment in the company, to which interest will be added and from which any cash distribution received by the Burillo Group will be deducted. The remaining portion of the purchase price, if any, will be paid, at Telefónica Móviles’ choice, in cash, in shares of Telefónica Móviles or a combination of the two.

Also, under the stockholders’ agreement entered into, the Burillo Group has certain rights to veto agreements on the conversion of shares from one class to another, declarations of bankruptcy or Chapter 11-type insolvency proceedings, dissolution or liquidation, bylaw amendments which adversely affect the rights of the Burillo Group and mergers or corporate reorganizations which do not afford the Burillo Group the opportunity to maintain a given percentage of ownership.

Long-distance national license obtained by GTM-

Telefónica Móviles S.A. is backing the commitments assumed by Grupo de Telecomunicaciones Mexicanos, S.A. de C.V. (GTM) to the regulator, COFETEL for the long-distance national license it has obtained. The maximum amount of this support is MXP 124,155 thousand. As of the date of preparation of these consolidated financial statements no disbursements had been made in this connection.

19) SUBSEQUENT EVENTS

Acquisition of assets of BellSouth

All the shares of the Chilean and Argentine operators owned by BellSouth were acquired on January 7 and January 11, 2005, thus completing the acquisition of BellSouth’s Latin American operators.

BellSouth’s Chilean operators were acquired on January 7, 2005. The corporate value of these companies under the share purchase agreement dated March 5, 2004, amounted to US$531,894 thousand. As a result of the companies’ net debt at the time of acquisition, the final purchase price was US$405,505 thousand.

Telefónica Móviles, S.A.

The Argentine companies that belonged to the BellSouth Group were acquired on January 11, 2005. The agreed-upon corporate value of these companies amounted to US$988,355 thousand and the price finally paid, after deducting the companies’ net debt, was US$673,535 thousand.

The agreement entered into with BellSouth stipulates that, after the acquisition of these companies, Telefónica Móviles will perform various procedures to validate their cash and debt. If as a result of these procedures the debt and cash figures used in the calculation of the final share price at the closing date were found to be inaccurate, the purchase price could be increased or reduced in order to reflect the difference disclosed. Accordingly, the acquisition price might be adjusted slightly upwards or downwards as a result of the validation processes currently under way.

Chile

On January 7, 2005, Telefónica Móviles, S.A. provided a counterguarantee to Telefónica, S.A. for the syndicated loan of US$179,615 thousand arranged by BellSouth Comunicaciones and guaranteed by Telefónica, S.A., which matures on January 7, 2006.

Puerto Rico

In January 2005 the loan of US$11 million granted by Banco Santander de Puerto Rico to Telefónica Móviles Puerto Rico was repaid. Accordingly, the counterguarantee provided on September 29, 2003, by Telefónica Móviles, S.A. for Telefónica Internacional, S.A. was released.

Capital increase at Telesp Celular Participações (TCP)

On October 8, 2004, TCP resolved to increase capital by approximately BRL 2,054 thousand. Through this capital increase, which was completed on January 4, 2005, and was fully subscribed. Brasilcel increased its ownership interest from 65.12% to 65.70% (see Note 2-c).

20) CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

	Thousands of Euros			Thousands of Euros
Application of Funds	2004	2003	Source of Funds	2004	2003
Funds applied in operations	—	—	Funds obtained from operations	3,133,778	3,783,940
Start-up expenses and deferred charges	16,248	61,043	Deferred revenues	8,162	13,228
Fixed asset additions
a) Intangible assets	269,984	216,823
b) Property, plant and equipment	1,352,300	996,842	Long-term debt	4,366,055	1,394,980
c) Long-term investments	5,639,609	1,054,419
Acquisition of companies	4,514,574	443,038
Other long-term investments	1,125,035	611,381
			Transfer to long term of current liabilities	6,281	120,261
Repayment or transfer of long-term debt	1,546,521	2,990,319
			Fixed assets disposals
			a) Intangible assets and property, plant and equipment	11,632	24,618

Telefónica Móviles, S.A.

	Thousands of Euros			Thousands of Euros
Application of Funds	2004	2003	Source of Funds	2004	2003
Dividends	795,955	757,846	c) Long-term investments	8,826	14,318
			Increase in working capital due to translation differences	231,943	390,585
Decrease in working capital due to acquistion/contribution of companies	206,348	127,683	Other funds obtained	—	17,819
Total funds applied	9,826,965	6,204,975	Total funds obtained	7,795,149	5,842,962
Funds obtained in excess of funds applied (Increase in working capital)	—	—	Funds applied in excess of funds obtained (Decrease in working capital)	2,031,816	362,013

Total	9,826,965	6,204,975	Total	9,826,965	6,204,975

Variations in working capital

	Thousands of Euros			Thousands of Euros
Increase in Working Capital	2004	2003	Decrease in working capital	2004	2003
Inventories	256,040	12,525	Inventories	—	—
Accounts receivable	743,809	508,152	Accounts receivable	—	—
Accounts payable	—	—	Accounts payable	4,100,405	1,365,515
Short-term investments	791,812	518,766	Short-term investments	—	—
Cash	279,367	—	Cash	—	58,626
Assrual accounts	—	22,685	Accrual accounts	2,439	—

Total	2,071,028	1,062,128	Total	4,102,844	1,424,141
Variation in working capital	2,031,816	362,013	Variation in working capital	—	—

Total	4,102,844	1,424,141	Total	4,102,844	1,424,141

Telefónica Móviles, S.A.

The reconciliation of the balances of the consolidated statements of income to the funds obtained from operations is as follows:

	Thousands of Euros
	2004	2003
Income	1,633,910	1,607,838
Loss attributed to minority interests	(21,720)	(21,127)
Income of associated companies	38,232	80,656

Add:
Depreciation and amortization expense	1,611,003	1,420,648
Reversal of long-term deferred tax assets and liabilities	65,499	126,199
Amortization of consolidation goodwill	94,708	101,703
Fixed asset provisions	53,085	14,528
Provisions for contingencies and expenses	71,472	7,198
Loss on the disposal of property, plant and equipment and intangible assets	10,938	9,497
Long-term asset due to taxation on a consolidated basis	2,223	1,011,825
Deferred revenues	68,494	—
Less:
Gain on disposal of property, plant and equipment and long-term investments	10,234	14,081
Additions to long-term deferred tax assets and liabilities	268,477	151,937
Provisions for contingencies and expenses	12,808	19,336
Deferred revenues	—	25,491
Additions to long-term asset due to taxation on a consolidated basis	202,547	364,180

Funds obtained from operations	3,133,778	3,783,940

21. DIFFERENCES BETWEEN SPANISH AND UNITED STATES OF AMERICA GENERALLY

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

Reconciliation of Net Income and Shareholders’ Equity to Generally Accepted Accounting Principles in the United States of America

The following table (“Reconciliation Table”) sets forth the most significant adjustments to consolidated net income and shareholders’ equity that would have been required had U.S. GAAP been applied instead of Spanish GAAP:

	Thousands of Euros
	12/31/03	12/31/04
Shareholders’ equity under Spanish GAAP	4,040,035	4,719,893
Additions (deductions) for U.S. GAAP purposes:

Telefónica Móviles, S.A.

	Thousands of Euros
	12/31/03	12/31/04
Capital increase expenses (Note 21.1.a)	(66,444)	(33,690)
Start-up expenses (Note 21.1.b)	(259,728)	(223,307)
Reflagging expenses (Note 21.1.c)	(5,636)	(3,064)
Capitalized interests (Note 21.1.d)	1,378	(2,094)
Research and development costs (Note 21.2)	(3,695)	(4,937)
Revenue recognition – SAB 101 (Notes 21.4 and 21.5):	(44,102)	—
Revenue recognition – EITF 00-21 (Notes 21.4 and 21.5)	—	(32,775)
Business combinations, goodwill, another intangible assets and impairments (Note 21.6)	643,744	822,658
Goodwill transactions under common control (Note 21.6.g)	—	(187,573)
Effective interest rate (Note 21.12)	(3,729)	(3,193)
Foreign currency exchange rate (Note 21.13)	19,432	97,724
Assets retirement obligations – SFAS 143 (Note 21.14)	(16,448)	(16,809)
Derivatives and Hedging Activities – SFAS 133 (Note 21.7)	(8,595)	(31,791)
U.S. GAAP adjustments related to companies consolidated by the equity method (Note 21.8)	(1,002)	(1,305)
U.S. GAAP adjustments related to Brasilcel (Note 21.9)	(13,538)	44,915
Effect on Prior-Periods of Transactions under common control net of taxes and minority interests (Note 21.6g)(*)	110,046	107,131
Tax effect of the above adjustments	186,690	97,721
Shares in Deposit at Finance Entities acting as Agents in Stock Option Plans (Note 21.10)	(42,892)	(42,310)
Employees terminations (Note 21.11)	130	—
Recognition of tax credits in period initially awarded – SFAS 109 (Note 21.3)	165,858	(305,922)
Effect of minority interests on the above adjustments	7,149	578

Total additions (deductions)	668,618	281,957

Shareholders´ equity under U.S. GAAP(*)	4,709,053	5,001,850

(*)	Shareholders Equity under U.S.GAAP as of 12/31/03 has been restated as a consequence of the effect of transactions under common control occurred in July, 2004 (see Note 21.6.g)

	Thousands of Euros
	12/31/02	12/31/03	12/31/04
Net income under Spanish GAAP	(3,724,399)	1,607,838	1,633,910
Additions (deductions) for U.S. GAAP purposes:
Capital increase expenses (Note 21.1.a)	37,309	32,725	32,754
Start-up expenses (Note 21.1.b)	71,104	(32,034)	38,889
Reflagging expenses (Note 21.1.c)	6,860	3,737	2,572
Capitalized interests (Note 21.1.d)	7,173	(807)	(2,802)
Research and development costs (Note 21.2)	(4,175)	3,347	(1,242)
Revenue recognition – SAB 101 (Notes 21.4 and 21.5)	(71,100)	1,022	—
Revenue recognition – EITF 00-21 (Note 21.4 and 21.5)

Telefónica Móviles, S.A.

	Thousands of Euros
	12/31/02	12/31/03	12/31/04
- Effect in period (Note 21.4)	—	—	(8,996)
- Cumulative effect of change in accounting principle, net of tax and minority interests (Notes 21.4 and 21.5)	—	—	(49,052)
Business combinations, goodwill, another intangible assets and impairments (Note 21.6)	104,190	51,398	16,452
Effective interest rate (Note 21.12)	—	(4,151)	231
Foreign currency exchange rate (Note 21.13)	—	19,432	78,292
Assets retirement obligations – SFAS 143
- Effect in period (Note 21.14)	—	(3,071)	(361)
- Cumulative effect of a change in accounting principle (Note 21.5), net of tax and minority interests	—	(8,761)	—
Derivatives and Hedging Activities – SFAS 133 (Note 21.7)	(56,917)	(31,282)	3,478
U.S.GAAP adjustments related to companies consolidated by the equity method (Note 21.8)	(3,338)	744	319
U.S.GAAP adjustments related to Brasilcel (Note 21.9)	—	118,298	49,715
Effect on Prior-Periods of Transactions under common control net of taxes and minority interests (Note 21.6g)(*)	2,512	2,958	(5,083)
Tax effect on the above adjustments	2,153	5,110	(38,152)
Employees terminations (Note 21.11)	4,288	(4,262)	(130)
Recognition of tax credits in period initially awarded (Note 21.3)	(36,092)	55,795	(128,658)
Effect of minority interests on the above adjustments	15,690	60	(455)

Net income under U.S. GAAP(*)	(3,644,742)	1,818,096	1,621,681

(*)	Net income under U.S.GAAP as of 12/31/03 and as of 12/31/02 have been restated as a consequence of the effect of transactions under common control occurred in July, 2004 (see Note 21.6.g)

Additionally, movements in “Shareholders equity” under U.S. GAAP for the years ended December 31, 2002, 2003 and 2004 are as follows:

	Thousands of Euros
	12/31/02	12/31/03	12/31/04
Shareholders’ equity beginning balance under U.S. GAAP previously reported	9,496,119	4,005,739	4,709,053
Effect on Prior-Periods of Transactions under common control net of taxes and minority interests (Note 21.6g)(*)	84,350	108,795
Shareholders’ equity beginning balance under U.S. GAAP after effect of transactions under common control	9,580,469	4,114,534	4,709,053

Variations:
Net income for the year	(3,644,742)	1,818,096	1,621,681

Telefónica Móviles, S.A.

	Thousands of Euros
	12/31/02	12/31/03	12/31/04
Capital increase	244,419	—	—
Goodwill generated in acquisition	82,874	—	—
Goodwill transactions under common control (Note 21.6g)	—	—	(187,573)
Dividends	—	(757,851)	(795,955)
Reserves not contributed	(6,322)	—	—
Capital increase expenses	(146)	(311)	—
SFAS 133 OCI adjustments net of taxes and minority interests	500	(3,889)	(18,056)
Other	(3,039)	6,149	129
Translation differences	(2,139,479)	(467,675)	(327,429)

Shareholders’ equity ending balance under U.S. GAAP(*)	4,114,534	4,709,053	5,001,850

(*)	Shareholders´equity under U.S.GAAP as of 12/31/03 and as of 12/31/02 have been restated as a consequence of the effect of transactions under common control occurred in July, 2004 (see Note 21.6.g)

The reconciliation of net income under U.S. GAAP previously reported and net income under U.S. GAAP after effect of transactions under common control is as follows:

	Thousands of Euros
	12/31/02	12/31/03
Net income under U.S. GAAP previously reported	(3,647,254)	1,815,138
Effect on Prior-Periods of Transactions under common control net of taxes and minority interests (Note 21.6.g)	2,512	2,958
Net income under U.S. GAAP after effect of transactions under common control	(3,644,742)	1,818,096

Shareholders’ rights and all dividend distributions are based on the financial statements as reported for local Spanish statutory purposes by Telefónica Móviles, S.A.

The differences included in the Reconciliation Tables above are explained in the following paragraphs:

1) Accruals and deferrals

Different criteria are applied under Spanish and U.S. GAAP to accrue certain items and, accordingly, the related adjustments have to be made in the reconciliation of “Shareholders´ equity” and “Net income” from Spanish to U.S. GAAP:

a. Capital increase expenses. In accordance with Spanish GAAP, expenses associated with equity issues are capitalized and amortized over five years. Under U.S. GAAP, capital increase expenses must be deducted from the proceeds of the new capital.

b. Start-up expenses. In accordance with Spanish GAAP, period expenses incurred during the start-up of a business which will contribute to the development of future revenues may be capitalized and are amortized over five years. Under U.S. GAAP, except for those costs that are directly related to and specifically identifiable with

Telefónica Móviles, S.A.

system construction or those; which are clearly related to any asset acquisition, all costs incurred during the start-up period should be expensed in accordance with issued Statements of Position (SOP) 98-5, Reporting on the Costs of Start-up Activities. This includes pre-operating costs such as organizational expenses, advertising fees and promotion, market research and administrative costs. The portion relating to the start-up expenses of Brasilcel, N.V. are included in item 9 of the reconciliation.

c. Reflagging expenses. As a result of increasing competition in wireless communications, the Telefónica Móviles Group has invested certain amounts in reflagging and remodeling the stores in its distributor network, in order to increase distributor loyalty and to assure that they continue to sell the Telefónica Móviles Group’s products exclusively. Under Spanish GAAP, such expenses have been deferred for a period of three years, which is the term of the exclusive distribution agreement for Telefónica Móviles Group products entered into with these distributors, and have been included under the “Deferred charges” caption of the consolidated balance sheet as of December 31, 2003 and 2004. Under U.S. GAAP, reflagging expenses are expensed as incurred.

d. Capitalized Interests. In accordance with Spanish GAAP, interests incurred during periods exceeding 12 months in which assets were under construction may be capitalized. Under U.S, GAAP, interests incurred during periods in which qualifying assets, as defined by SFAS No. 34, Capitalization of Interest Costs, are under construction are capitalized and amortized over the expected life of the assets. The portion relating to the capitalized interest of Brasilcel, N.V. are included in item 9 of the reconciliation.

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

Telefónica Móviles, S.A.

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

An analysis of the differences generated and the amounts recognized in income at December 31, 2003 and 2004 under U.S. GAAP is presented below:

	Thousands of Euros
	Tax asset increase (decrease)	Valuation allowance (increase) decrease	Deferred tax (increase) decrease	Net income (increase) decrease
Balance at December 31, 2002	445,720	(355,832)	20,175	36,092
Credits arising in 2003(a, b, c)	941,671	—	12,981	(954,652)
Credit taken from preceding years	(26,440)	26,440	(11,499)	11,499
Increase of valuation allowance(a, b)	—	(887,358)	—	887,358
Translation differences and other	(28,172)	28,172	—	—

Balance at December 31, 2003	1,332,779	(1,188,578)	21,657	(55,795)
Credits arising in 2004(b)	152,563	—	8,162	(160,725)
Deferred tax in Business Combinations(i)	—	—	(362,374)	—
Income from Deferred tax	—	—	17,151	(17,151)
Credit taken from preceding years	(36,811)	6,766	(9,770)	39,815
Increase of valuation allowance(b, c)	—	(266,719)	—	266,719
Translation differences and other	(17,747)	17,747	19,252	—

Balance at December 31, 2004	1,430,784	(1,430,784)	(305,922)	128,658

The difference of the figures shown in the column “Tax asset” with respect to the “Tax asset not recognized” included in Note 13.d amounting to a total of €2,028,867 thousand corresponds basically to certain tax losses carryforward in Brasilcel (that are consolidated under the equity method under USGAAP) and other tax assets in other countries generated previously to the respective acquisitions (that were considered not recoverable and treated in accordance to EITF 93-7 “Uncertainties related to income taxes in a purchase Business Combinations”).

The tax asset column includes, as of the periods presented:

a)	The Company included €2,137,243 thousand in its corporate income tax settlement for tax year 2002, arising as a result of the transfer in 2002 of certain holdings acquired in prior years differing their acquisition market value from the book value at which they were recorded (underlying book value) because the Company availed itself of Article 159 of the Corporations Law. This tax deduction to be applied in future years was not taken into account for accounting purposes under Spanish GAAP because the stance taken by the tax authorities could differ from the Company´s interpretation of this issue. As a consequence of this tax deduction considered in the

Telefónica Móviles, S.A.

corporate income tax settlement for tax year 2002, a tax credit of €748,035 thousand would arise. This tax credit is fully provided for under US GAAP as the Company considers that is more likely than not, that this tax credit will not be recovered in the future.

b)	As of December 31, 2004 and to 2003, there are tax losses available for carryforward that come from Group companies, amounting (net of minority interests) to €1,681 million and €1,273 million, respectively. These tax losses can be offset within a variable period depending on the legislation of the countries where these tax losses arise. Under Spanish GAAP, no amount of these losses has been capitalized. Therefore as of December 31, 2004 and 2003, under U.S.GAAP, tax losses for carryforward amounting (net of minority interests) to €1,681 million and €1,273 million, giving rise to a tax asset of (net of minority interests) €569 million and €441 million respectively, would exist. This tax credit is fully provided for under US GAAP as the Company considers that is more likely than not that this tax credit will not be recovered in the future.

c)	And finally, tax asset increase column includes a deduction arising from investments in foreign entities aiming to export goods and services. Due to some European Community discussion about the future restriction for the utilization of tax credits for export activities, the Company has recorded a valuation allowance for such tax benefit since it was more likely than not to be realized.

The deferred tax column includes, as of the periods presented:

i)	Temporary differences arising from different accounting and tax values of assets allocated in the acquisitions of BellSouth and Telefónica Móvil Chile: Because the amounts allocated to certain assets are non deductible under Spanish Tax Law, additional goodwill (Note 21.6) and the corresponding deferred tax liabilities have been considered under USGAAP. The detail of the total amount is as follows:

Thousand of Euros
Deferred tax generated as a result of BellSouth allocation	299,408
Deferred tax generated as a result of Telefónica Móvil Chile allocation	62,966
362,374

ii)	Under Spanish GAAP, for investment tax credits generated subsequent to January 1, 1996, the reduction in income taxes for financial reporting purposes is reflected over the life of the related fixed asset. The amortization begins in the year the investment tax credit is realized on the tax return. Under U.S. GAAP, the Telefónica Móviles Group continues to record investment tax credits in the year generated, subject to a valuation allowance, if necessary. The company recorded €20,049 thousand and €21,657 thousand as of December 31, 2004 and 2003, respectively, of Investment tax credit as equity under USGAAP.

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

b. Sales of handsets and accessories: revenues from (a) sales of handsets as part of contracts and pre-paids (b) sales of accessories.

Telefónica Móviles, S.A.

c. Other services: revenues from other wireless communication services

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

The collection of the contractual revenue is probable and the contract is enforceable and it is the intention to the Group to enforce it. Nevertheless, over the past few years the Company’s mix of business has changed due to growth in Latin America regions and an increase in competition, usually contracts for this area are not enforceable. Additionally, in the mentioned area, sales of prepaid phone cards comprise a significant portion of the Company’s sales and as a consequence the total number of contracts that the Company sells with a contractually enforceable minimum contract periods has declined. The Company expects these trends to continue into the foreseeable future.

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

Telefónica Móviles, S.A.

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

Revenues and expenses under U.S. GAAP until December 31, 2003-

Under US GAAP, until December 31, 2003, in accordance with SEC Staff Accounting Bulletin No. 101, ‘Revenue Recognition in Financial Statements’ (SAB 101), the Company has deferred revenues from obtaining new customers over the expected period that the customer will use the services as it has historical experience indicating that customers generally extend their contracts beyond one year.

Under US GAAP the Company also defers and amortizes the related cost associated with obtaining new customers over the same period as the related revenues are being recognized. The Company believes that this is the only accounting difference with Spanish GAAP until December 31, 2003.

Where the costs incurred exceed the deferred revenues the excess costs are deferred and amortized over the minimum contract period. The Company has concluded that it is probable, based on historical experience, that the revenues less any direct costs, or net margin, from the total telecommunications services arrangement during the minimum contract term will exceed the costs deferred.

Telefónica Móviles, S.A.

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

Revenues and expenses under US GAAP after December 31, 2003-

We have adopted the provisions of the Emerging Issues Task Force Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”) for multiple-element revenue arrangements entered into after December 31, 2003.

EITF 00-21 requires that arrangements involving the delivery of bundled products or services be separated into individual component deliverables, each with its own separate earnings process. Revenue relating to the bundled contract is allocated among the different deliverables, based on their relative fair values (the relative fair value of each of the component deliverables to the aggregated relative fair value of the bundled deliverables).

Handsets are sold many times in a bundled package to the customers, as the handsets and the air-time are price-sensitive and, thus, volatile in a competitive marketplace, the determination of fair values in the mobile phone sector business is quite complex. Revisions to our estimates of these relative fair values may significantly affect the allocation of sales values among the different deliverables, affecting our future operating results.

Because we enter in thousands of revenue arrangements every period, an analysis has been made of the products and services provided by the Company in order to conclude when those products and services are sold in a bundled package and if they fall under scope of EITF 00-21. The main activities affected by this new literature are the prepaid and postpaid contract businesses.

For the mentioned activities, upon customer activation, arrangement consideration received is allocated to each unit of accounting based on their relative fair values. As any nonrefundable, up-front connection fee charged does not meet the criteria of a separate unit of accounting, the additional arrangement consideration received from connection fees or up-front fees is allocated to the other delivered item(s) to the extent that the aggregate handsets and connection fee or up-front fee proceeds do not exceed the allocated fair value of the handsets. Any connection fee or up-front fees proceeds not allocated to the delivered handsets are deferred upon connection and recognized as service revenue over the expected customer relationship period. The amount allocable to a delivered item (the handset) is always limited to the amount that is not contingent upon the delivery of additional service (the airtime) or meeting other specified performance conditions (the non contingent amount).

Telefónica Móviles, S.A.

Some arrangements entered into the Group include offers to customers for free or discounted products or services that will be delivered at a future date if the customer completes a specified cumulative level of revenue transactions. These arrangements are considered by the Group in the same way under both Spanish and US GAAP, and are subject to the appropriate provisions when entered into. These offers have not had any impact upon adoption of EITF 00-21 because they are specifically excluded from the scope of Issue 00-21.

Change in revenue accounting model of revenue and cost deferral under US GAAP upon application of EITF 00-21

The Task Force agreed not to provide guidance in EITF 00-21 on accounting for direct costs and expenses related to an arrangement with multiple deliverables due to the broad, general nature of the issue.

Because upon application of EITF 00-21 the accounting for deferred customer acquisition costs would create a mixed model, that is, in some circumstances the entire amount of costs will be eligible for deferral and, in other circumstances; EITF 00-21 will limit the amount eligible for deferral to a very significant amount or nil, by adopting an accounting policy whereby these costs are expensed when incurred, all customer acquisitions costs will be accounted for consistently and the mixed model will be eliminated.

For the reasons described below, we believe this accounting change is preferable:

1 We understand that a change from one generally accepted method of accounting (as it was the SAB 101 revenue and cost deferral accounting policy until December 2003) to another generally accepted method of accounting preferable when such change eliminates this type of a “mixed model” of accounting.

2 Additionally, when we originally adopted our accounting policy with respect to customer acquisition costs, a significant portion of the Company’s sales were contract sales with contractually enforceable minimum contract periods. Thus, a significant portion of customer acquisition costs met the criteria for deferral. The SAB 101 adjustment only considered those contracts that met the criteria for deferral. Over the past few years the Company’s mix of business has changed due to growth in Latin America regions and an increase in competition. Sales of prepaid phone cards now comprise a significant portion of the Company’s sales and the total number of contracts that the Company sells with a contractually enforceable minimum contract periods has declined. The Company expects these trends to continue into the foreseeable future. As a result of this change in business, the amount of deferred customer acquisition costs has decreased over the last years and the amount is now considered to be immaterial.

3 Under IFRS adoption which has not taken place yet, the Company’s accounting policy will be to expense customer acquisition costs when incurred. As such, changing the Company’s accounting to a similar method under US GAAP will eliminate one of the reconciling items between IFRS and US GAAP.

4 Lastly, the effect of deferring customer acquisition costs eligible for capitalization in 2003 was approximately an increase of $1 million euros in net income. Therefore, we believe that the effect of this accounting change is not significant for the results of operations and the financial position of the Company.

The closing balances of 2003 and 2002 of the SAB 101 adjustment in the US GAAP reconciliation have not been restated and represent deferred revenues and costs under SAB 101.

On a pro forma basis, assuming EITF 00-21 had been adopted at the beginning of each period that is presented, the effect in Telefónica Móviles Group’s Statements of Income for 2003 and 2002 would not have been significant.

Telefónica Móviles, S.A.

5) Changes in accounting principles

As indicated in Note 21.14, Telefónica Móviles, S.A. adopted effective on January 1, 2003 the SFAS Nº 143, which suppose a change in accounting principles related with accounting for asset retirement obligations.

As indicated in Note 21.4, Telefónica Móviles, S.A. adopted effective on January 1, 2004 the EITF 00-21, which suppose a change in accounting principles related with revenue recognition. The earnings per share (basic and diluted) computed on the change in the accounting principles are as follows:

	12/31/03	12/31/04
Basic:
Earnings per share before cumulative change in accounting principles	0.42	0.40
Cumulative effect of a change in accounting principle, net of tax and minority interests (SFAS 143)	(8,761)	—
Total effect of a change in accounting principles in revenue recognition, net of tax and minority interest	—	(49,052)
Earnings per share	0.00	(0.02)
Earnings per share after cumulative change in accounting principles	0.42	0.38
Weighted average number of common shares used in calculation	4,309,104,934	4,309,104,934

Diluted:
Earnings per share before cumulative change in accounting principles	0.42	0.40
Effect of cumulative change in accounting principle, net of tax and minority interests (SFAS 143)	(8,761)	—
Effect of cumulative change in accounting principle, net of tax and minority interests (EITF 00-21)	—	(49,052)
Earnings per share before cumulative change in accounting principles	0.42	0.40
Earnings per share	0.00	(0.02)
Earnings per share after cumulative change in accounting principles	0.42	0.38
Weighted average number of common shares used in calculation	4,330,550,896	4,310,130,551

The Group has recorded to the U.S. GAAP result the cumulative effect as of January 1, 2003 and 2004 of the change in these accounting principles.

6) Business combinations, goodwill, another intangible assets and impairments

	2003	2004
Not amortization of goodwill according to SFAS 142(a)	121,375	176,102
Additional goodwill T.Móviles México(b)	1,450,152	1,450,152
Additional goodwill Mesotel(c)	70,311	70,311
SFAS 52(d)	(987,298)	(1,184,542)

Telefónica Móviles, S.A.

	2003	2004
Other(e)	(10,796)	(10,796)
Deferred tax in Business Combinations (Note 21.3) (f)(g)	—	362,374
Difference in Goodwill in Bellsouth(f)	—	(40,943)

Total	643,744	822,658

a)	Under U.S. GAAP, in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, goodwill and certain intangible assets deemed to have indefinite lives should no longer be amortized, but instead be subject to periodic, impairment testing under a fair value approach. This consideration results in lower amortization expense, of €59,674 thousand and €54,727 thousand as of December 31, 2003 and 2004, respectively. The provisions of SFAS No. 142. are applied beginning January 1, 2002 for U.S. GAAP reporting purposes.

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

In 2002 the goodwill arising on the acquisition of Iobox Oy was written down (Note14.e) by €154 million, due to the dissolution of Iobox Oy and the closure of its subsidiaries. This goodwill is included in the segment “Spain” in the Segment Data included in Note 7 in the “Additional Disclosures Required Under U.S. GAAP”. Telefónica Móviles continues with the activities performed by Iobox Oy. As a consequence, the results of operations of Iobox Oy have not been reported as Discontinued Operations, according to SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

In the fourth quarter of 2003 and 2004, impairment tests were performed for all the reporting units as required by SFAS 142. The results of the first step tests did not indicate that the carrying value of the reporting units and its assigned goodwill exceeded their estimated fair value. As a result, as of December 31, 2003 and 2004, the Company did not record any impairment charge both, under Spanish and US GAAP.

b)	In June 2001, Telefónica, S.A. acquired a 100% holding in Baja Celular Mexicana, S.A. de C.V., Celular de Telefonía, S.A. de C.V. and Telefonía Celular del Norte, S.A. de C.V. and a 90% holding in Movitel del Noroeste, S.A. de C.V. in exchange of 122,560,575 new Telefónica, S.A.’s ordinary shares of €1 par value each and additional paid-in capital of €4.5 per share, transferring these interests to Telefónica Móviles, S.A. through an exchange of shares on July 5, 2001. Under Spanish GAAP, goodwill of €371,251 thousand was recorded based on the difference between the stated value of the shares issued and the fair value of the net assets acquired. However, for U.S. GAAP purposes, the goodwill should be based on the fair value of the shares issued. This additional consideration would result in additional goodwill of €1,450,152 thousand.

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

Telefónica Móviles, S.A.

between the stated value of the shares issued and the fair value of the net assets acquired. However, for U.S. GAAP purposes, the goodwill should be based on the fair value of the shares issued. This additional consideration would result in additional goodwill of €70,311 thousand as of December 31, 2002.

d)	Under U.S. GAAP, after a business combination accounted for by the purchase method, the amount allocated at the date of acquisition to the assets acquired and the liabilities assumed (including goodwill or an excess of acquired net assets over cost as those terms are used in SFAS No. 141, Goodwill and Other Intangible Assets) should be translated at the current exchange rate, in conformity with the requirements of SFAS No. 52, Foreign Currency Translation. This translation effect is not recorded under Spanish GAAP, and thus an adjustment is required. The impact of this GAAP difference in net income was €2,520 thousand as of December 31, 2003 and €2,668 thousand as of December 31, 2004. The accumulated negative effect in Shareholders´ Equity is €987,298 thousand as of December 31, 2003 and of €1,184,542 thousand as of December 31, 2004.

e)	On April 26, 2002, we signed agreements to purchase a 65.23% of Pegaso from Sprint, Leap Wireless, Qualcomm and other financial investors. Pegaso operates in 14 cities throughout Mexico (Tijuana, Guadalajara, México D.F., Monterrey, Ensenada, Nuevo Laredo, Reynosa, Toluca, Chapala, Mexicali, Saltillo, Cuernavaca, Puebla and León) and owns licenses to operate on a nationwide basis. In connection with this agreement, we also agreed with the Burillo Group, who held a 34.77% interest in Pegaso at the time of our acquisition, to contribute our interests in Pegaso and our other Mexican operators with the Burillo Group’s interest in Pegaso into a new company, Telefónica Móviles Mexico.

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

In order to account for the acquisition of Pegaso Telecomunicaciones, S.A. de C.V. and the integration of the holding in the northern Mexican companies in Telefónica Móviles México, EITF 90.13 literature was considered. In determining the values assigned to Pegaso (Target) and to the Mexican northern companies contributed (Subsidiary), assets and liabilities and the minority interest for purposes of Telefónica Móviles, S.A. consolidated financial statements, Telefónica Móviles, S.A. should step up Pegaso’s assets and liabilities to the extent acquired by Telefónica Móviles, S.A. and should step up the Mexican northern companies assets and liabilities to the extent sold to Burillo. The result obtained in the sale of the 8% of the northern Mexican companies to Burillo which were contributed to Telefónica Móviles México was not significant and therefore was not considered in the reconciliation to US GAAP. In September, 2002, the new cost basis in Telefónica Móviles México amounts to €1,885.87 million, which equals to the 92% of the fair value of Telefónica Móviles México and the historic cost of the net assets contributed to Telefónica Móviles México amounts to €1,362.9

Telefónica Móviles, S.A.

million (€1,452.8 million from the northern Mexican companies and €(89.9) million from Pegaso). In 2003, after the allocation process required by SFAS No. 141, €504.6 million, were allocated as a net additional value of the licenses obtained to operate nationwide wireless communications services in Mexico; this allocation has also been considered for Spanish GAAP purposes. This amount was reclassified, once the respective valuations were completed, to the “Intangible Assets – Concessions, Patents, Licenses and Other” caption (Note 5.b). These licenses are being amortized over the concession period based on the estimated capacity to generate revenues in each period.

Under US GAAP, the allocation performed in 2003 from this purchase was as follows:

Millions of Euros
Current assets	290.9
Property, plant and equipment	572.9
Intangible assets	764.1
Goodwill	18.2
Total assets acquired	1,646.0
Current liabilities	643.5
Long-term debt and other	569.6
Total liabilities assumed	1,213.1

Total net assets acquired(1)	432.9

(1)	Relating to the net additional value of the license and the net assets contributed from Pegaso, and the goodwill not allocated.

In Note 18 certain agreements relating to the acquisition of the remaining 8% of Telefónica Móviles México are explained. The options included in these agreements have a minimum value at December 31, 2003 and 2004 as the minimum value to be paid to Burillo is lower than the fair value of the 8% of Telefónica Móviles México as of December 31, 2003 and 2004.

Pegaso Telecomunicaciones, S.A. de C.V. did not have any Research and Development assets.

Under U.S. GAAP, in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, goodwill and certain intangible assets deemed to have indefinite lives should no longer be amortized, but instead be subject to periodic, impairment testing under a fair value approach. This consideration results in lower amortization expense. Consequently, the allocation above mentioned, generate a GAAP difference for the amortization of the asset assigned not registered during the pending period. The negative impact of this GAAP difference in net income as of December 31, 2003 was €10,796 thousand. The negative impact in shareholders´ equity was €10,796 thousand as of December 31, 2003 and 2004.

f)	On March 5, 2004, Telefónica Móviles, S.A. reached an agreement with BellSouth Corporation (“BellSouth”) for the acquisition of all the holdings owned by latter in Argentina, Chile, Peru, Venezuela, Colombia, Ecuador, Uruguay, Guatemala, Nicaragua and Panama, making it the only cellular operator in all the key Latin American markets (population over 421 million) and leaving it an excellent position to capture the region’s strong growth potential.

The effective transfer of the shares of these companies was conditional upon the obtainment of the required regulatory authorizations in each country and on the acceptance of the offers by the minority stockholders. The shares were effective transferred in the last quarter of 2004. BellSouth’s holdings in Ecuador, Guatemala and Panama were transferred on October 14, 2004, and the holdings in Colombia, Nicaragua, Peru, Uruguay and

Telefónica Móviles, S.A.

Venezuela were transferred on October 28, 2004. Lastly, the holdings in Chile and Argentina were transferred on January 7 and 11, 2005.

As indicated in Note 2-b of the financial statements, the consolidated statements of income include the revenues and expenses of the companies from the date on which the related holding was acquired or the company was formed through year-end. Therefore, the revenues relating to the companies acquired from BellSouth on October, 2004 relate to two months of operations.

There are no Research and Development assets acquired in these companies. There are no contingent considerations in connection with the mentioned acquisitions.

In addition to the acquisition of the BellSouth Group’s ownership interests in the wireless telephony operators in Latin America, in compliance with the commitments assumed under share purchase agreements, Telefónica Móviles offered to acquire the ownership interest held by the minority stockholders of these companies, and in all cases the acquisition price was equal to that agreed on with BellSouth.

Under this agreement, the total assets of the aforementioned operators were valued based on external valuations at US$ 4,330 million (US$ 5,850 million including the investments in Argentina and Chile acquired in January 2005). The total acquisition cost for Telefónica Móviles under Spanish GAAP, adjusted by the net debt of the companies at the transfer date, amounted to €3,252,539 thousand (excluding Chile and Argentina). The acquisition cost considered under US GAAP amounts to €3,211,596 thousand. The difference in the acquisition cost between Spanish and US GAAP of € 40,943 thousand is due to specific derivative transactions that were entered into in order to hedge the forecasted business combinations. The expense incurred as a consequence of the mentioned transactions do not qualify for hedge accounting under US GAAP, according to SFAS 133 and can not be considered as additional goodwill and therefore have been considered as expenses under US GAAP.

The values assigned to each transaction and the acquisition cost for Telefónica Móviles under Spanish GAAP are described in Note 2c.

Pursuant to the agreement with BellSouth, certain procedures were performed to validate the cash and debt of the companies acquired, the end results of which are currently being negotiated by Telefónica Móviles and Bellsouth Corporation. As a result of these negotiations, the debt and cash amounts taken into account for the purpose of calculating the ultimate price of the shares could be subject to slight changes, which in no case would be material with respect to the transaction taken as a whole.

The allocation was made on the basis of the preliminary conclusions drawn from the related valuation performed by independent appraisers. However, once the process of allocating the acquisition price to all the assets and liabilities of the companies acquired has been completed at the end of 2005, the amounts of the goodwill recorded could be modified in the form of reclassifications to other balance sheet captions, although it is considered that such reclassifications would not be material.

Under US GAAP, the allocation performed in 2004 from this purchase was as follows:

Millions of Euros
Current assets	926.3
Property, plant and equipment	696.9
Intangible assets	1,116.1
Other long-lived assets	32.3
Goodwill	1,862.2
Total assets acquired	4,633.8
Current liabilities	732.7
Deferred tax liability (Note 21.3)	299.4

Telefónica Móviles, S.A.

Millions of Euros
Long-term debt and other	390.1
Total liabilities assumed	1,422.2

Total net assets acquired	3,211.6

The following unaudited proforma information presents a summary of the effect in Telefónica Móviles consolidated financial statements of operations as if the acquisitions described above had occurred on January 1, 2004 and 2003.

	Millions of Euros
	Year ended December 31, 2003	Year ended December 31, 2004
Revenues	11,960	14,212
Net income	1,790	1,583
Basic EPS (Euros)	0.41	0.37

These unaudited proforma results have been prepared for comparative purposes only and include certain adjustments, such as amortization of the intangibles allocated and investees´ results of operations for each entire period. They do not purport to be indicative of the results of operations that actually would have resulted had these operations occurred at January 1, 2004 and 2003, or future results of operations of the consolidated entities.

g)	On July 23, 2004, Telefónica Móviles, S.A. acquired to Telefónica CTC Chile, a 44.89% subsidiary of Telefónica, S.A. (which is the parent company of Telefónica Moviles, S.A.), all the shares of Telefónica Móvil de Chile, S.A., which provides wireless telecommunications services in Chile, for US$ 1,058 million and the assumption of debt amounting to CLP 168,000 million. Since that date, Telefónica Móvil de Chile, S.A. has been fully consolidated in the Móviles Group.

The total acquisition cost for Telefónica Móviles under Spanish GAAP, amounted to €870 million. The acquisition cost considered under US GAAP amounts to €865.7 thousand, the difference in the acquisition cost between Spanish and US GAAP of € 4.3 thousand is due to specific derivative transactions that were entered into in order to hedge the forecasted acquisition that have not been considered as part of the acquisition cost under US GAAP.

Prior to this date, this company was operated as indirect subsidiary of Telefónica, S.A., and it was fully consolidated by Telefónica S.A because the required conditions of control exist for such accounting treatment under both Spanish and US GAAP.

Under Spanish GAAP, this acquisition has been recorded as whether it had been acquired from third parties in 2004 and no restatement of financial statements of prior years has been considered in the primary financial statements as this accounting is not allowed under Spanish GAAP.

When accounting for a transfer of assets or exchange of shares between entities under common control, Telefónica Moviles, S.A., which is the entity that receives the net assets or the equity interests, has initially recognized the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer. The purchase method of accounting has been applied for the transfer or exchange of the noncontrolling equity interests in the subsidiary.

Telefónica Móviles, S.A.

Telefónica Moviles, S.A accounts for similar assets and liabilities using similar accounting methods and therefore it has not been necessary to adjust the carrying values of the assets and liabilities transferred.

The financial statements of Telefónica Moviles, S.A under US GAAP report results of operations for the period in which the transfer occurs as though the transfer of net assets or exchange of equity interests had occurred at the beginning of the period. Results of operations for 2004, thus comprise those of the previously separate entities combined from the beginning of the period to the date the transfer is completed and those of the combined operations from that date to the end of the period. The effects of intercompany transactions on current assets, current liabilities, revenue, and cost of sales for periods presented and on retained earnings at the beginning of the periods presented have been eliminated.

Similarly, under US GAAP, Telefónica Moviles presents the statement of shareholders’ equity as of the beginning of the period as though the assets and liabilities had been transferred at that date. Financial statements and financial information presented for prior years under US GAAP have also been restated to furnish comparative information.

The effect in net assets of this accounting treatment under US GAAP, would have been an increase of €201,870 thousand, €201,206 thousand, as of December 31, 2002, and 2003.

Under US GAAP, the allocation performed in 2004 from this purchase was as follows:

Millions of Euros
Current assets	123.3
Property, plant and equipment	391.0
Intangible assets	135.6
Other long-lived assets	8.6
Goodwill	401.2
Total assets acquired	1,059.7
Current liabilities	160.5
Deferred tax liability (Note 21.3)	63.0
Long-term debt and other	158.1
Total liabilities assumed	381.6

Total net assets acquired	678.1

Under this accounting treatment, under US GAAP, the excess paid to Telefónica Group companies related to the book value Telefónica had in its books at the date of the acquisition has to be deducted from net equity as it is considered a “Capital distribution”. It is shown as “Goodwill transactions under common control” in the reconciliation of the shareholders´equity and amounts to €187,573 thousand. This amount is deducting the “Total net assets acquired” in this table, as the total acquisition cost under USGAAP was €865.7 million.

The following information presents a summary of the revenues, minority interests and net income from Telefónica Móviles consolidated and from Telefónica Móvil de Chile, S.A. in years 2004, 2003 and 2002.

	Millions of Euros
YEAR 2004	Móviles Group consolidated from January 1, 2004 to July 31, 2004	Telefónica Móvil Chile from January 1, 2004 to July 31, 2004	Móviles Group consolidated from August 1, 2004 to December 31, 2004	Móviles Group combined from January 1, 2004 to December 31, 2004(*)
Revenues	6,360	231	5,685	12,276

Telefónica Móviles, S.A.

	Millions of Euros
YEAR 2004	Móviles Group consolidated from January 1, 2004 to July 31, 2004	Telefónica Móvil Chile from January 1, 2004 to July 31, 2004	Móviles Group consolidated from August 1, 2004 to December 31, 2004	Móviles Group combined from January 1, 2004 to December 31, 2004(*)
Minority interests	(1)	7	23	29
Net income	1,061	(5)	573	1,629

(*)	This column reflects the revenues, minorities and net income although the transfer of net asset had occurred at the beginning of the period. These amounts, thus, comprise those of the previously separate entities combined from the beginning of the period to the date the transfer is completed and those of the entities combined from the beginning of the period to the date the transfer is completed and those of the combined operations from that date to the end of the period.

	Millions of Euros
YEAR 2003	Móviles Group consolidated year 2003	Telefónica Móvil Chile year 2003	Móviles Group combined year 2003(*)
Revenues	10,223	362	10,585
Minority interests	21	(4)	17
Net income	1,608	3	1,611

(*)	This column reflects the revenues, minorities and net income although the transfer of net assets had occurred at the beginning of the period.

	Millions of Euros
YEAR 2002	Móviles Group consolidated year 2002	Telefónica Móvil Chile year 2002	Móviles Group combined year 2002(*)
Revenues	9,231	312	9,543
Minority interests	4,364	(3)	4,361
Net income	(3,724)	3	(3,721)

(*)	This column reflects the revenues, minorities and net income although the transfer of net assets had occurred at the beginning of the period.

The Basic EPS (Euros) if the transfer of net assets had occurred on January 1, 2004 and 2003 had been 0.38 and 0.37, respectively.

The effect in the cash flows is not significant.

Telefónica Móviles, S.A.

7) Derivative instruments and hedging activities

Under U.S. GAAP, Statement of Financial Accounting Standard No. 133 (“SFAS 133”), Accounting for Derivative Instruments and Hedging Activities, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (embedded derivatives) and for hedging activities. SFAS No. 133 requires that all derivatives, whether designated in hedging relationships or not, be recorded on the balance sheet at fair value. The difference between a derivative’s previous carrying amount and its fair value shall be reported as a transition adjustment in net income or other comprehensive income, as appropriate, as the effect of a change in accounting principle. The accounting for changes in fair value of a derivative instrument depends on its intended use and the resulting designation.

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

Fair Value Hedges

Under U.S. GAAP all derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. The fair value hedges under Spanish GAAP are considered as trading under US GAAP for the years presented in the US GAAP reconciliation, and accordingly, all derivatives are marked to market under US GAAP.

Net Investment Hedges

Telefónica Móviles’ policy is to attempt to finance some of its activities, considering the specific market conditions, in the same currencies as those used for its foreign investments or in a currency that matches the functional currency of the investee’s country, in order to hedge foreign currency exposure of net investments in foreign operations. This strategy is implemented through by financing in the related currency or in a currency that matches the functional currency of the investee’s country, thereby reducing the exchange risk.

For the year ended December 31, 2002, approximately €2,841 thousand of net income related to non-derivative instruments that qualified as net investment hedges were considered as a cumulative translation adjustment under Spanish GAAP and U.S. GAAP.

For the year ended December 31, 2003, there were not any amounts related to non-derivative instruments used as net investment hedges that were included as a cumulative translation adjustment under U.S. GAAP.

For the year ended December 31, 2004, approximately an amount of €1,692 thousand related to non-derivative instruments that qualified as net investment hedges for the investments made in Chile were included as a cumulative translation adjustment under U.S. GAAP. This amount principally offset the net gains recorded on the respective net investments in foreign currencies being hedged. These hedge instruments resulted in no amount of ineffectiveness.

Telefónica Móviles, S.A.

As of December 31, 2002, 2003 and 2004 the adjustments considered into the reconciliation to U.S. GAAP, from cumulative translation adjustment to net income amount to a total of €20,597 thousand, (€5,794) thousand, (€6,145) thousand in 2002, 2003 and 2004, respectively.

Cash Flow Hedges

As part of its overall risk management strategy, Telefónica Móviles, S.A. uses derivatives to convert its variable-rate notes into fixed-rate debt. Most of these derivatives, considered effective according to SFAS No. 133, are designated as cash flow hedges to manage the cash flow exposure due to interest rate fluctuations.

As of December 31, 2003 and 2004, Telefónica Móviles, S.A. has recognized €479 thousand and €39,267 thousand in other comprehensive income for the effective portion of hedges of future cash flows. Derivative gains and losses included in other comprehensive income are reclassified into earnings concurrently with the recognition in earnings of the cash flow item being hedged.

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

Telefónica Móviles estimates that an insignificant amount of the net derivative gains included in OCI as of December 31, 2003 and 2004 will be reclassified into earnings within the next twelve months, respectively. The maximum time over which Telefónica Móviles is hedging exposure to variability of cash flows is 5 years.

Other Derivative Contracts

Telefónica Móviles, S.A. holds various interest rate and foreign exchange derivative instruments, which were not formally designated under SFAS 133 for the application of hedge accounting.

Under Spanish GAAP these derivatives are recorded at lower of cost or market value. Under U.S. GAAP all derivatives not designated as certain hedges are recorded on the balance sheet at fair value being recorded as a component of income from continuing operations during the period that such contracts remain outstanding. The impact of this GAAP difference in net income as of December 31, 2003 and 2004 was (€25,647) thousand and €9,623 thousand, respectively.

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

Telefónica Móviles, S.A.

The fair value of derivative instruments, as of December 31, 2004 is set forth below:

	Thousands of Euros
	December 31, 2004
	Assets	Liabilities
Interest rate swaps	—	3,043
Foreign currency Swap contracts	9,746	199,726
Options and forwards	23,000	42,100
Other	—	11,419

8) U.S. GAAP adjustments related to companies consolidated by the equity method

It reflects the U.S. GAAP adjustments made in the companies consolidated by the equity method. All the adjustments made in these companies have the same nature as the adjustments described above. The main adjustments refer to “Recognition of Revenues and Expenses” (Note 21.4) and to “Start-up expenses” (Note 21.1.b) in the companies Médi Telecom, S.A., Ipse 2000, S.p.A., Mobipay España, S.A. and Mobipay International, S.A.

9) U.S. GAAP adjustments related to Brasilcel

On December 27, 2002, Telefónica Móviles, S.A. and PT Móveis Serviços de Telecomunicaçoes, SGPS, S.A. (PT Móveis) formed the joint venture Brasilcel, N.V. 50% owned by each company, through the contribution of all the shares directly or indirectly held by the two groups in the wireless communications companies in Brazil. As such, Telefónica Móviles, S.A. use as method of accounting for Brasilcel, N.V. under Spanish GAAP the proportional integration method from the date above mentioned. For US GAAP purposes, Brasilcel, N.V. would be accounted for under the equity method from such date. In addition, for 2004 and 2003, this reconciliation item includes the US GAAP adjustments to shareholders’ equity of the investment that would be accounted for under the equity method of accounting. The US GAAP adjustments relating to the net income related to Brasilcel have been considered in 2003 and in 2004, as the transaction took place at December 27, 2002, and the net income statements of the Brazilian companies were fully consolidated, under Spanish and US GAAP in 2002.

The fair value of the contribution to Brasilcel, N.V. of the wireless assets owned by Telefónica Móviles, S.A. was €1,898 million. Its balance sheet was proportionally consolidated in the consolidated financial statements and the results for the whole year of the Brazilian companies contributed by Telefónica Móviles were recorded in the consolidated statement of operations when this transfer was made (on December 27, 2002). Under U.S. GAAP, Telefónica Móviles, S.A. should consolidate these companies under equity method. According to EITF Issue 01 / 02 Interpretation of APB Opinion Nº 29, the exchange of a consolidated business for an interest in a joint venture, would not result in a gain recognition, absent the receipt of cash or near cash consideration; as a consequence, Brasilcel, N.V. has been considered in the consolidation for U.S. and Spanish GAAP at historical cost of the consolidated business in Brazil prior to the transaction.

The following unaudited proforma information presents a summary of the effect in Telefónica Móviles’ combined statements of operations as if the acquisitions described above had occurred on January 1, 2002.

Millions of Euros
Year ended December 31, 2002
Revenues	9,305

Telefónica Móviles, S.A.

Millions of Euros
Year ended December 31, 2002
Net income	(3,973)
Basic EPS (Euros)	(0.93)

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

The main impacts in shareholders’ equity reconciliation, as of December 31, 2004 and 2003, and in net income reconciliation as of December 31, 2004 and 2003 are as follows:

	2003	2004
Start-up expenses (Note 21.1.a)	(5,822)	501
Capitalized interests (Note 21.1.d)	7,898	14,574
Business combinations	(60,311)	(4,116)
SFAS 133	110,491	117,986
Other adjustments	—	(26,226)
Tax effect on the above adjustments	(39,129)	(37,687)
Effect of minority interests on the above adjustments	(26,665)	(20,117)

Total effect in equity	(13,538)	44,915

	2003	2004
Start-up expenses (Note 21.1.a)	10,707	6,325
Capitalized interests (Note 21.1.d)	1,772	4,428
Business combinations (c)(d)(e)	46,798	50,430
SFAS 133	149,985	4,881
Other adjustments	—	(26,226)
Tax effect on the above adjustments	(56,862)	3,143
Effect of minority interests on the above adjustments	(34,102)	6,734

Total effect in net income	118,298	49,715

Business combinations

The main effects considered in the adjustment for business combinations are the following:

	2003	2004
Additional goodwill(a)	1,654,072	1,654,072
Impairment Telesudeste(b)	(361,792)	(361,792)
SFAS 142(c)	70,986	114,776
TCO acquisition goodwill allocation(d)	(2,286)	(11,273)

Telefónica Móviles, S.A.

	2003	2004
SFAS 52(e)	(1,421,291)	(1,399,899)

Total effect in equity	(60,311)	(4,116)

a)	On July 6, 2000, Telefónica, S.A. issued 90,517,917 new shares of €1 par value each and additional paid-in capital of €2.995 per share, in exchange for shares of Tele Sudeste Celular Participações, S.A., held by public shareholders of this company. As result of this transaction, the Telefónica Group acquired an additional 68.41% interest in Tele Sudeste Celular Participações, S.A. The accounts of this company have been reflected in the consolidated financial statements of Telefónica Móviles, S.A. from the date of acquisition by the Telefónica Group of the initial interest in this company in July 1998.

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

b)	In December, 2001, a goodwill impairment analysis was performed on the Company’s recorded goodwill. From this analysis, the Company determined that the goodwill related to Tele Sudeste Celular Participaçoes, S.A. was impaired, and thus reduced the goodwill by approximately Euros 362 million.

c)	Under U.S. GAAP, in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, goodwill and certain intangible assets deemed to have indefinite lives should no longer be amortized, but instead be subject to periodic, impairment testing under a fair value approach. This consideration results in lower amortization expense of €43,620 thousand as of December 31, 2003 and of €43,357 thousand as of December 31, 2004.

d)	As described in Note 2.c, during 2003, Telesp Celular Participações, S.A. (TCP), 65.12% owned by Brasilcel, N.V., acquired from the Brazilian company Fixcel (controlled by the Splice Group) a percentage of the capital stock of the Brazilian company Tele Centro Oeste Celular Participações, S.A (TCO). As a consequence of this acquisition a goodwill was recorded based on the difference between the stated value of the shares issued, as determined by TCP’s board of directors, and the fair value of the net assets acquired. Under U.S. GAAP, the goodwill resulting was allocated as a net additional value of the licenses obtained to operate nationwide wireless communications services in the Brazilian areas where the acquired company runs.

Also, as described in Note 2.c, during 2004 TCP acquired in a tender offer an additional 21.7% of TCO. Under USGAAP, the goodwill resulting was allocated as net additional value of the licenses and other intangible assets.

The adjustment amounts as of December 31, 2003 and 2004 to a negative net equity of €2,286 thousand and €11,273 thousand, respectively and to a loss of €10,225 thousand and €8,987 thousand, respectively.

e)	The translation adjustment, in conformity with the requirements of SFAS No. 52, Foreign Currency Translation, related to goodwill of Brasilcel, N.V. amounts a gain of €13,403 thousand as of December 31, 2003 and of €16,060 thousand as of December 31, 2004 and the accumulated negative effect in Shareholders’ Equity is €1,421,291 thousand and €1,399,899 thousand as of December 31, 2003 and 2004, respectively.

Telefónica Móviles, S.A.

10) Shares in Deposit at Finance Entities acting as Agents in Stock Option Plans

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

According to Spanish GAAP, the Company has not recorded any compensation expense relating to the MOS Plan for the year ended December 31, 2004.

Under U.S. GAAP, the Company accounts for stock-based awards to employees using the intrinsic value method in accordance with APB 25, Accounting for Stock Issued to Employees. Compensation cost for stock options granted to employees is measured as the excess of the quoted market price of the Company’s stock on the measurement date over the amount an employee must pay to acquire the stock (the “intrinsic value”), and is recognized over the vesting period. As this stock option plan permits at the option of the holder either exercise for cash or in shares, according to US GAAP, the option should be accounted for as a variable plan. On December 31, 2003 the closing market share price was Euro 8.28 and on December 31, 2004 the closing market share price was Euro 9.26. There are three tranches of Options: tranche A, with an exercise price of €11; tranche B, with an exercise price of €16.5 and tranche C, with an exercise price €7.235; each beneficiary of the Program will receive an equal number of tranche A and tranche B options and a number of tranche C options equal to the sum of the tranche A and tranche B options received. For the tranche C options (in the money at the end of 2003), the Company’s charge for the year ended 2003 and 2004 would not have been significant in net income or basic earnings per share.

Had compensation expense for options granted under MOS Program been determined based on fair value at each of the period closing dates in accordance with SFAS No. 123, the Company’s charge for the years ended December 31, 2002, 2003 and 2004 would not have been significant in net income or basic earnings per share. Additionally, the weighted-average grant-date fair value of options granted during the year has been less than the market price of the stock on the grant date. The fair value of each option granted was estimated using the Black-Scholes option pricing model, for each option with the same vesting period, using the following average assumptions: December 31, 2002: risk-free interest rate of 4.08%; expected dividend yield of 0.00 percent; and assumed volatility of 45.27%. December 31, 2003: risk-free interest rate of 2.27%; expected dividend yield of 2.63 percent; and assumed volatility of 29.18%. December 31, 2004: risk-free interest rate of 2.27%; expected dividend yield of 2.07 percent; and assumed volatility of 17.75%.

The status of the Company’s stock option plan is summarized below as of December 31, 2004:

Number of Stock Options
Outstanding at December 31, 2002	16,392,164

Granted	606,895
Cancelled(1)	(2,262,513)
Exercised(2)	(1,917,472)

Telefónica Móviles, S.A.

Number of Stock Options
Outstanding at December 31, 2003	12,819,072

Granted	—
Cancelled(3)	(563,262)
Exercised(4)	(1,118,665)

Outstanding at December 31, 2004	11,137,144

(1)	Options of employees who left the Group from 1-01-01 until 30-09-03 with no exercise value.
(2)	Options settled before the maturity date to the employees who work for companies out of the Group and to the employees who left the Group from 1-10-03 until 31-12-03.
(3)	Options of employees who left the group during 2004.
(4)	Includes both, options exercise in Fist Exercise period and options early settled during 2004.

As of January 3, 2004 on third of each tranche of options were exercisable. 778 employees exercised a total of 79,823 options. Additionally during 2004, 859 employees, owning a total of 1,602,105 options, left the program as a result of early settlement or voluntary withdrawal.

As of January 3, 2005 another third of each tranche of shares were exercisable.

11) Employees terminations

Under local GAAP, as of December 2002, €4,288 thousand were provided for employees terminations that do not fulfill the mentioned requirements in EITF 94-3 or either in SFAS 146 and therefore this amount was adjusted under US GAAP. As of December 2003, €4,262 thousand have been reversed as these employees terminations have been paid. As of December 2004, the pending €130 thousand have also been reversed.

12) Effective interest rate

Several contracts in Telefónica Comunicaciones Personales, S.A. accrue increasing interest rates. This practice is allowed under Spanish GAAP. However, for US GAAP purposes according to APB 21, it is necessary to calculate an effective interest rate (an Investment Return Rate equivalent) for the period in which the contract is effective.

13) Foreign currency exchange rate

Spanish GAAP requires unrealized foreign currency exchange gains in excess of recorded foreign currency exchange loss to be deferred. Under U.S. GAAP, foreign currency exchange gains are included in income, in accordance with SFAS No. 52, Foreign Currency Translation.

14) Assets retirement obligations

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

Telefónica Móviles, S.A.

retirement obligations are accreted to their present value at the end of each reporting period. The associated estimated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over its useful life.

Telefónica Móviles Group evaluated its assets, particularly wireless network installations, utilized in its operations in Spain and overseas. During this evaluation, it was determined that it had legal obligations to return certain assets to their condition before Telefónica Móviles Group obtained ownership or use of the related assets.

Adoption of this standard resulted in an increase in non-current assets and non-current liabilities of €34,3 million and €44,1 million, respectively, and a cumulative effect adjustment reducing net income by €8,8 million after-tax (Note 21.5).

On a pro forma basis, assuming SFAS 143 had been adopted at the beginning of the period, Telefónica Móviles Group’s Statements of Income for 2002 would have decreased by €1,9 million, net of tax, and the liability for asset retirement obligations as of December 31, 2002 would have been €42,3 million. Because the amounts related to the income for 2002 would have been no significant there would not have any effect in the earning per share (EPS) for 2002 .

As of December 2004, €361 thousand have been expensed under USGAAP.

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

2002 - 2004

The balance sheet of Brasilcel, N.V. and its dependent companies has been consolidated during 2002 (the net income statements in this year were fully consolidated, under Spanish and US GAAP), 2003 and 2004 under Spanish GAAP under the proportional integration method. However, under U.S. GAAP, Telefónica Móviles, S.A. should consolidate these companies under equity method.

Telefónica Móviles, S.A.

The following summarizes the effect on the balance sheet at December 31, 2003 and 2004, and on the statements of operations and cash flows for the years ended December 31, 2002, 2003 and 2004, of reversing the consolidation of these investments and accounting for them under the equity method under U.S. GAAP:

	Thousands of Euros	Thousands of Euros
Condensed balance sheets	12/31/03	12/31/04
Start-up expenses	(34,334)	(28,275)
Intangible assets	(1,186,714)	(1,249,377)
Property, plant and equipment	(853,924)	(890,674)
Investments in associated companies	1,831,336	2,065,102
Other financial investments	(783,874)	(781,857)
Current assets	(757,341)	(985,225)

	(1,784,851)	(1,870,306)

Minority interests	(387,985)	(308,015)
Long-term liabilities	(369,286)	(383,506)
Current liabilities	(1,027,581)	(1,178,785)

	(1,784,851)	(1,870,306)

	Thousands of Euros
	12/31/02	12/31/03	12/31/04
Net revenues from operations	—	(1,377,840)	(1,521,699)
Other revenues	—	(41,051)	(47,927)
Operating Expenses:
Services and goods purchased	—	401,601	504,206
External services and local taxes	—	365,036	419,173
Personnel expenses	—	83,128	90,312
Depreciation and amortization	—	336,531	317,826
Other operating expenses	—	25,700	9,484

Operating Income	—	(206,896)	(228,625)

Amortization of Goodwill	—	43,617	43,357
Losses of associated companies	—	(52,057)	(54,348)
Financial expense	—	621,676	272,359
Financial income	—	(481,776)	(121,856)

Income (losses) from ordinary activities	—	(75,436)	(89,113)

Extraordinary income (expense)	—	(11,531)	(5,687)

Income (losses) before tax and minority interest	—	(86,967)	(94,800)
Corporate income tax	—	65,091	58,536
Minority interest	—	21,876	36,264

Net Income (losses) for the year	—	—	—

There is no effect on the statements of operations in 2002, as the contributions of the shares were made on December 27, 2002.

Telefónica Móviles, S.A.

	Thousands of Euros
Condensed statements of cash flow	12/31/02	12/31/03	12/31/04
Net cash provided by operating activities	—	(304,663)	(144,054)
Net cash used in investing activities	(69,052)	353,592	435,652
Net cash used in financing activities	—	4,369	(303,385)
Net change in cash and cash equivalents	(69,052)	53,298	(11,787)
Cash and cash equivalents at beginning of year	—	(69,052)	(15,754)

Cash and cash equivalents at year-end	(69,052)	(15,754)	(27,541)

3) Disclosure about fair value of financial instruments

SFAS No. 107, Disclosure about Fair Value of Financial Instruments, requires that the Group disclose the estimated fair value of its financial instruments at December 31, 2003 and 2004. The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate such fair value:

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

Telefónica Móviles, S.A.

f. Off-balance sheet risks-Derivatives-

Swap agreements: the fair value is the estimated amount that the Company would receive or pay to terminate the swap agreements at the reporting date.

Where no comparison of book versus fair value is presented for a financial asset or liability line item in the schedule below, no significant difference in values is believed to exist.

	Thousands of Euros
	Balance at 12/31/03		Balance at 12/31/04
	Carrying value	Fair Value	Carrying value	Fair Value
Liabilities:
Short-term payables	3,920,325	3,932,539	7,904,335	7,906,268
Security issues	—	—	5,373	5,373
Other payables	125,737	140,527	133,016	141,162
Payable to banks and other financial institutions	66,497	69,307	191,183	202,969
Payable to Telefónica Group companies	4,864,423	5,183,557	7,817,441	8,294,189
Derivative financial instruments:
Foreign currency swaps, options and forwards	(175,957)	(176,887)	(191,570)	(209,080)
Interest rate swaps	—	(7,665)	(181)	(3,043)
Others	—	—	—	(11,419)

4) Comprehensive Income

SFAS No. 130 defines comprehensive income as a measure of all changes in equity of an enterprise during a period that result from transactions and other economic events of the period other than transactions with owners. Under Spanish GAAP, comprehensive income components are recorded as separate items in “Shareholders’ equity”.

The following represents the statement of comprehensive income prepared under U.S. GAAP:

	Thousands of Euros
	Year ended
Statement of Comprehensive Income	12/31/02	12/31/03	12/31/04
Net Income under U.S. GAAP	(3,644,742)	1,818,096	1,621,681
Other Comprehensive Income:
Foreign currency translation adjustments	(2,139,479)	(467,675)	(327,429)
SFAS 133 adjustment	500	(3,889)	(18,056)

Comprehensive income	(5,783,721)	1,346,532	1,276,196

The following chart describes changes in accumulated “Other comprehensive income”:

Thousands of Euros
Other Comprehensive Income	Foreign Currency Items
Ending balance at December 2002	(3,033,765)
Period change	(471,564)

Ending balance at December 2003	(3,505,329)
Period change	(345,485)

Ending balance at December 2004	(3,850,814)

Telefónica Móviles, S.A.

The following chart describes the accumulated balances of “Other comprehensive income” as of December 31, 2002, 2003 and 2004:

	Thousands of Euros
	Year ended
Components of accumulated other comprehensive Income (Loss)	12/31/02	12/31/03	12/31/04
Foreign currency translation adjustments, net of tax	(3,042,643)	(3,510,318)	(3,837,747)
Derivatives and hedging activities – SFAS 133, net of tax	8,878	4,989	(13,067)

Comprehensive income	(3,033,765)	(3,505,329)	(3,850,814)

5) Statements of cash flows

Spanish GAAP does not require presentation of a statement of cash flows.

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments (or investments) purchased to be cash equivalents, i.e., “cash and banks” and “short-term investments”.

The following are consolidated statements of cash flows based on the financial statement amounts reported under Spanish GAAP:

	Thousands of Euros
	12/31/02	12/31/03	12/31/04
Net income under Spanish GAAP:	(3,724,399)	1,607,838	1,633,910
Adjustments to reconcile net income to net cash Provided by operating activities:
Depreciation and amortization	1,403,502	1,522,351	1,705,711
Provision for contingencies and expenses	2,085,586	(12,138)	105,296
Other provisions	(27,843)	14,528	6,453
Participation in results of associated companies	159,477	80,656	38,232
Loss on disposal of fixed assets	9,383,619	9,497	10,938
Gain on sale of fixed assets and financial investment disposals	(1,955)	(14,081)	(10,234)
Results attributed to minority interests	(4,363,987)	(21,127)	(21,720)
Change in operating assets and liabilities, net of effects from purchase of new investments:
Decrease (increase) in inventory	23,024	(12,887)	(368,668)
Decrease (increase) in accounts receivable	(241,915)	(537,566)	(682,761)
Decrease (increase) in prepayments and income tax receivable	(2,212,611)	(118,279)	(522,662)
Increase (decrease) in accounts payable and accrued expenses	715,927	354,957	562,770
Increase (decrease) in interest payable	7,509	(3,024)	30,786
Increase (decrease) in income tax payable	(1,049,178)	810,757	1,443,303
Total adjustments	5,881,155	2,073,643	2,297,445

Net cash provided by (used in) operating activities	2,156,756	3,681,481	3,931,355

Telefónica Móviles, S.A.

	Thousands of Euros
	12/31/02	12/31/03	12/31/04
Cash flow from investing activities:
Proceeds from sale of property, plant and equipment	41,212	24,618	11,632
Proceeds from financial investments, net of purchases	566	14,318	8,826
Proceeds from capital grants	(355)	—	—
Capital expenditures	(1,046,596)	(834,879)	(1,397,317)
Purchase of new investments, net of cash acquired	(797,238)	(346,429)	(4,583,062)
Payments for deferred charges	46,192	(12,740)	(8,086)

Net cash provided by (used in) investing activities	(1,756,219)	(1,155,113)	(5,968,007)

Cash flow from financing activities:
Proceeds from other loans, credit facilities and notes payable	5,807,619	2,236,641	5,603,177
Repayments from other loans, credit facilities and notes payable	(6,139,841)	(4,081,009)	(2,589,934)
Dividends paid and contributions from minority interest owners	17,874	(767,760)	(795,955)

Net cash provided by (used in) financing activities	(314,348)	(2,612,128)	2,217,288

Effects of exchange rate changes on cash	(37,055)	27,134	98,731
Net change in cash	49,134	(58,626)	279,367
Cash at beginning of year	71,412	120,546	61,920

Cash at end of year	120,546	61,920	341,287

Supplementary information required by SFAS 95, Interest and income tax payments made during 2002, 2003 and 2004, is as follows:

	Thousands of Euros
	12/31/02	12/31/03	12/31/04
Interest	502,261	648,490	572,376
Income taxes	934,119	51,231	55,780

6) Earnings per share

Spanish GAAP does not require the net earnings per share to be disclosed in the financial statements.

The weighted-average shares outstanding for diluted earnings per share are not greater than such shares used in the basic earnings per share calculation since there are no dilutive shares to be issued.

	12/31/02	12/31/03	12/31/04
Earnings per share (U.S. GAAP):
Basic	(0.85)	0.42	0.38

Telefónica Móviles, S.A.

	12/31/02	12/31/03	12/31/04
Diluted	(0.85)	0.42	0.38

Weight average number of shares used in calculation:
Basic	4,290,372,979	4,309,104,934	4,309,104,934
Diluted	4,311,818,941	4,330,550,896	4,310,130,551

7) Segment data

The Group is organized and managed by geographic segments.

The Company views operating income or loss before depreciation and amortization as one of the primary measures of segment profit (loss).

The accounting principles used in accounting for the segments are the same as those used in the consolidated financial statements. Transactions between segments were immaterial during 2002, 2003 and 2004.

Segment information for 2002, 2003, and 2004 was as follows:

	Thousands of Euros
2002	Spain	Latin America	Europe and Mediterranean Basin	Consolidation Adjustments and other(*)	Total
Net revenues from operations	6,833,740	2,291,446	51,895	(37,246)	9,139,835
Other revenues	69,642	38,239	8,623	(25,434)	91,070
Operating expenses (excluding depreciation and amortization)	(3,442,804)	(1,736,793)	(285,770)	29,668	(5,495,035)
Operating income before depreciation and amortization	3,460,578	592,892	(225,252)	(92,348)	3,735,870
Depreciation and amortization	(683,634)	(514,942)	(62,422)	(55,408)	(1,316,406)
Operating Income	2,776,944	77,950	(287,674)	(147,756)	2,419,464
Amortization of goodwill	(18,672)	(19,411)	—	(49,013)	(87,096)
Income (losses) of associated companies	(4,742)	(1,558)	(153,177)	—	(159,477)
Financial income (expense)	(192,924)	(450,483)	(49,332)	376,543	(316,196)
Extraordinary income (expense)	(7,408,067)	(30,685)	(11,418,991)	6,781,841	(12,075,902)
Income before tax and minority interests	(4,847,461)	(424,187)	(11,909,174)	6,961,615	(10,219,207)
Corporate income tax	(1,874,440)	67,730	33,959	(358,070)	(2,130,821)
Minority interests	—	65,874	—	4,298,113	4,363,987
Net income (loss)	(2,973,021)	(426,043)	(11,943,133)	11,617,798	(3,724,399)
Capital expenditures	524,546	311,683	203,393	6,974	1,046,596
Property, plant and equipment (net)	2,098,049	2,558,127	3,263	2,290	4,661,729
Total assets	7,915,218	5,492,704	1,224,842	1,598,950	16,231,714

Telefónica Móviles, S.A.

	Thousands of Euros
2003	Spain	Latin America	Europe and Mediterranean Basin	Consolidation Adjustments and other(*)	Total
Net revenues from operations	7,513,076	2,588,250	—	(31,042)	10,070,284
Other revenues	83,729	44,966	1,883	21,825	152,403
Operating expenses (excluding depreciation and amortization)	(3,658,010)	(2,050,913)	(10,229)	(40,651)	(5,759,803)
Operating income before depreciation and amortization	3,938,795	582,304	(8,346)	(49,869)	4,462,884
Depreciation and amortization	(707,189)	(676,009)	(60)	(37,390)	(1,420,648)
Operating Income	3,231,606	(93,705)	(8,406)	(87,259)	3,042,236
Amortization of goodwill	—	(131,732)	—	(30,029)	(101,703)
Income (losses) of associated companies	(765)	(288)	(76,756)	(2,847)	(80,656)
Financial income (expense)	(181,199)	(213,016)	(45,715)	61,793	(378,137)
Extraordinary income (expense)	(252,435)	(940)	(415)	249,254	(4,536)
Income before tax and minority interests	2,797,207	(439,681)	(131,292)	250,970	2,477,204
Corporate income tax	974,353	62,660	3	(146,523)	890,493
Minority interests	—	(19,335)	—	40,462	21,127
Net income (loss)	1,822,854	(521,676)	(131,295)	437,955	1,607,838
Capital expenditures	522,112	690,967	41	545	1,213,665
Property, plant and equipment (net)	1,912,924	2,474,870	100	(39,451)	4,384,353
Total assets	5,480,253	7,794,874	127,266	2,261,671	15,664,063

	Thousands of Euros
2004	Spain	Latin America	Europe and Mediterranean Basin	Consolidation Adjustments and other(*)	Total
Net revenues from operations	8,194,457	3,658,826	—	(25,692)	11,827,591
Other revenues	77,257	120,352	371	19,290	217,270
Operating expenses (excluding depreciation and amortization)	(4,071,645)	(3,217,028)	(3,255)	(51,966)	(7,343,894)
Operating income before depreciation and amortization	4,200,069	562,150	(2,884)	(58,368)	4,700,967
Depreciation and amortization	(720,225)	(805,371)	(24)	(85,383)	(1,611,003)
Operating Income	3,479,844	(243,221)	(2,908)	(143,751)	3,089,964
Amortization of goodwill	—	(125,624)	—	30,916	(94,708)
Income (losses) of associated companies	(1,457)	(164)	(36,612)	1	(38,232)
Financial income (expense)	(108,197)	(357,544)	(39,077)	151,050	(353,768)
Extraordinary income (expense)	(145,870)	(59,111)	4,289	107,743	(92,949)
Income before tax and minority interests	3,224,321	(785,663)	(74,308)	145,957	2,510,307
Corporate income tax	(1,081,068)	(79,822)	(121)	262,894	(898,117)
Minority interests	—	(44,026)	—	65,746	21,720
Net income (loss)	2,143,253	(909,511)	(74,429)	474,597	1,633,910
Capital expenditures	630,009	987,074	3	5,198	1,622,284

Telefónica Móviles, S.A.

	Thousands of Euros
2004	Spain	Latin America	Europe and Mediterranean Basin	Consolidation Adjustments and other(*)	Total
Property, plant and equipment (net)	1,881,460	3,880,473	77	(122,016)	5,639,994
Total assets	9,107,123	11,650,734	64,629	2,748,428	23,570,914

(*)	Include holding companies

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

8) External services (Advertising)

The Company advertises its branded services and products through national and regional media in the countries in which it operates. These advertising costs are expensed as incurred, and are charged against “Other operating expenses”, except those related to reflagging expense, as described in Note 21.1.c. Advertising expenses for 2002, 2003 and 2004 amounted to €306,223 thousand, €501,003 thousand and €768,967 thousand, respectively.

9) Financial statement classifications

In the Spanish GAAP financial statements, amortization of goodwill is shown separately in the consolidated statement of operations below operating income. For U.S. GAAP reporting purposes, amortization of goodwill is shown as a deduction before operating income. Also, goodwill arising from acquisition of equity method investees would be accounted for as part of the carrying amount of the investment under U.S. GAAP, rather than been shown as goodwill on the balance sheet under Spanish GAAP. This would increase the carrying amount of the equity investments and decrease goodwill respectively by €5,097 thousand, €11,044 thousand and €10,382 thousand at December 31 2002, 2003 and 2004, respectively.

Telefónica Móviles, S.A.

As it is explained in Caption 2 “Consolidation method” in the “Additional Disclosures Required under U.S. GAAP”, Brasilcel, N.V. and its dependent companies have been consolidated during 2002, 2003 and 2004 under Spanish GAAP under the proportional integration method. However, under U.S. GAAP, Telefónica Móviles, S.A. should consolidate these companies under equity method. This Caption summarizes the effect on the balance sheet at December 31, 2003 and 2004, and on the statements of operations and cash flows for the years ended December 31, 2002, 2003 and 2004, of reversing the consolidation of these investments and accounting for them under the equity method under U.S. GAAP.

Spanish GAAP requires certain income and expenses, which are not ordinary income and expenses, to be classified as extraordinary income and expenses. Under U.S. GAAP, income and expenses must be both unusual in nature and infrequent in occurrence in order to be classified as extraordinary. Accordingly, no extraordinary income and expenses exist under U.S. GAAP for 2002, 2003 and 2004.

Internal expenditures capitalized consist of the internal direct labor and allocable portion of the indirect costs. Under Spanish GAAP internal capitalized expenses of in-house work of fixed assets are capitalized in “Other revenues” by €74,461 thousand, €90,140 thousand and €93,493 thousand in 2002, 2003 and 2004, respectively. For U.S. GAAP purposes, the cost capitalized should be netted against the related cost.

Variation in finished goods inventories represents the net change in finished goods inventories during the period. This includes beginning finished goods inventory plus purchases less sales and obsolescence provisions. Under Spanish GAAP, the net changes in finished goods inventories are included in “Other revenues” by €(45,021) thousand, €(15,291) thousand and €33,983 thousand in 2002, 2003 and 2004, respectively. Under U.S. GAAP the net change in finished goods inventories is included in operating expenses.

As of December 31, 2002, €1,700 million relating to the provision recorded for the value of the investment in Ipse 2000, S.p.A. are recorded under the caption “Provisions for contingencies and expenses”. Under U.S.GAAP, this amount would be reflected decreasing the investment and the accounts receivable. In 2003 and 2004, Telefónica Móviles reclassified €969 million and €95 million, respectively, of these provisions to reflect a lower balance of the equity investment, since Ipse 2000 recorded the impairment of its assets in its separate accounts.

The provision recorded is broken down as follows:

	Millions of Euros
	12/31/02	12/31/03	12/31/04
IPSE 2000, S.p.A impairment(a)	€884.3	—	—
Allowance for loan losses in accounts receivable from IPSE 2000 and provision for contingencies(b)	€815.6	€736.3	€656.1

Total	€1,699.9	€736.3	€656.1

a)	IPSE 2000, S.p.A. impairment

During the first half of 2002 there were significant changes in the marketplace, from a competitive, technological, financial and regulatory perspective which caused Telefónica Móviles to revaluate and update the assumptions of the business plans of its affiliate in Italy and to reconsider its overall short and medium term strategy in this country.

Based on the assessments obtained in 2002, and to ensure that the investments were correctly valued, Telefónica Móviles decided in 2002 to reduce the risk exposure in its books relating to this equity investment in Italy, both

Telefónica Móviles, S.A.

under US and Spanish GAAP. According to APB 18, as the fair value for this investment obtained from independent appraisals was significantly lower than the carrying value, it clearly indicated a loss in the value of the investment; that was other than a temporary decline. Therefore, an impairment loss was recognized in the value of the investment.

Under Spanish GAAP, this correction in the value of the investment was registered as a provision. Under US GAAP, it should be registered as a reduction of the cost of that investment. Under Spanish GAAP the equity value of Ipse 2000, S.p.A., accounted for as “Investment in associated companies” amounted to €1,013.7 million, €79.2 million and €32.8 million, as of December 31, 2002, 2003 and 2004, respectively. Under USGAAP, this equity investment would have been €129.4 million (€1,013.7 less €884.3 of provision), €79.2 million and €32.8 million in 2002, 2003 and 2004, respectively. The difference between Spanish GAAP and US GAAP in the amount shown in the caption of “Investment in associated companies-Ipse” in 2002 is only due to different classification of assets and liabilities related to this investment and, consequently, there is no difference in net income or shareholder’s equity in 2002.

b)	Allowance for loan losses in accounts receivable from IPSE 2000 and provision for contingencies

In accordance with SFAS 114, the account receivable that Telefónica Móviles had with Ipse 2000, S.p.A. as of December 31, 2002, 2003 and 2004 amounting to €231.7 million, €280.6 million and €313.7 million have been provided based on the calculation performed on the possible recoverability of this account receivable.

Paragraph 19 of APB 18 states that an investor should not provide for additional losses unless the investor has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee. Additionally, according to SFAS 5, any estimated loss from a contingency should be accrued by a charge to income if the conditions required under paragraph 8 are met. Based on the available facts, the management considered that these conditions were met, and therefore a provision was recorded under Spanish GAAP as of December 31, 2002, 2003 and 2004 relating to guarantees given by Telefónica Móviles to certain banks, which provided a bank guarantee to the Italian authorities as security for the deferred payments for the UMTS licenses. Also, a provision was recorded as of December 31, 2002, 2003 and 2004 for a further guarantee to Ferrovie dello Stato, S.p.A., an Italian railway company, as Ipse 2000 entered into an agreement with this company, pursuant to which Ipse 2000 has been granted certain access rights to and rights of use of a specified portfolio of such railway company’s sites.

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

The estimates for the demand of 3G services have been revised downwards as result of the actual data services demand and the ongoing delay in the availability of a stable and competitive UMTS technology. The demand for data services has been hampered by the impossibility to coordinate the “value chain” and by the conflicts between suppliers and software and application developers which have hindered the adoption of interoperable devices. On

Telefónica Móviles, S.A.

the other hand, the delay in the introduction of a commercially viable UMTS technology has allowed incumbent operators to make a much smoother “migration” to the new technology, thus hampering the successful introduction of new entrants. In addition, the delay has caused the major European markets to approach saturation, reducing the potential market for new entrants to capturing low value marginal clients or those clients that have not been retained by existing operators. At the same time, there has been an increased perception of the difficulty of success of new entrants, even using proven technologies such as GSM. The international “footprint” issue, so important a couple of years ago, is no longer a critical factor and is more important to have sufficient scale in a particular market to obtain reasonable returns.

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

11) Voting interest

Telefónica Móviles, S.A. owns the following voting interest in its investments:

	Voting Interest
	At December, 31
Companies	2002	2003	2004
Brasilcel, N.V.	50.00%	50.00%	50.00%
Tagilo Participações, Ltda.	50.00%	50.00%	50.00%
SudesteCel Participações, S.A.	44.75%	44.75%	50.00%
Avista Part. S.L.	—	—	50.00%
Tele Sudeste Celular Participações, S.A.	40.25%	40.81%	45.88%
Telerj Celular, S.A.	40.25%	40.81%	45.88%
Telest Celular, S.A.	40.25%	40.81%	45.88%
Portelcom Fixa, S.A.	50.00%	50.00%	50.00%
TBS Celular Participações, S.A.	48.13%	49.25%	49.25%
Celular CRT Participações, S.A.	42.32%	42.65%	44.31%
Celular CRT, S.A.	42.32%	42.65%	44.31%
Iberoleste Participações, S.A.	50.00%	50.00%	—
Tele Leste Celular Participações, S.A.	29.21%	29.21%	34.33%
Telebahia Celular, S.A.	29.21%	29.21%	34.33%
Telergipe Celular, S.A.	29.21%	29.21%	34.33%
Intertelecom Ltda.	44.75%	49.99%	—
Ptelecom Brasil, S.A.	75.73%	49.99%	49.99%
Portelcom Participações, S.A.	75.73%	49.99%	49.99%
Telesp Celular Participações, S.A.	46.83%	48.33%	46.83%
Telesp Celular, S.A.	46.83%	48.33%	46.83%
Daini do Brasil, S.A.	46.83%	—	—

Telefónica Móviles, S.A.

	Voting Interest
	At December, 31
Companies	2002	2003	2004
Global Telcom Telecom, S.A.	46.83%	48.33%	46.83%
Inepar S.A. Part. Invest. de Telecom.	46.83%	—	—
Global Telecom, S.A.	46.83%	—	—
Tele Centro Oeste Celular Participações, S.A.	—	40.54%	40.36%
Telegoiás Celular, S.A.	—	39.98%	40.36%
Telemat Celular, S.A.	—	41.64%	40.36%
Telems Celular, S.A.	—	40.35%	40.36%
Teleron Celular, S.A.	—	39.84%	40.36%
Teacre Celular, S.A.	—	40.53%	40.36%
Norte Brasil Telecom, S.A.	—	40.54%	40.36%
Tele Centro Oeste IP, S.A.	—	40.54%	40.36%
Telefónica Móviles El Salvador Holding, S.A. de C.V.	100.00%	100.00%	100.00%
Telefónica Móviles El Salvador, S.A. de C.V.	90.30%	90.30%	91.75%
TCG Holdings, S.A.	100.00%	100.00%	100.00%
Telefónica Móviles Guatemala, S.A.	100.00%	100.00%	100.00%
Telescucha, S.A.	100.00%	100.00%	100.00%
Infraestructura Internacional, S.A.	—	70.00%	70.00%
Telefónica Móviles España, S.A. (sole-stockholder company)	100.00%	100.00%	100.00%
Mobipay España, S.A.	13.33%	13.33%	13.36%
Main Ito. Sup. Tecnología y Empresa, S.L.	20.00%	20.00%	—
Tempos 21 Innovación en Aplicaciones Móviles, S.A.	38.50%	38.50%	38.50%
Grupo 3G, S.R.L.	100.00%	100.00%	100.00%
Nuevo Cosmos	100.00%	—	—
Spiral Investments B.V.	100.00%	100.00%	100.00%
3G Mobile A.G.	100.00%	100.00%	100.00%
Serea Investments B.V.	100.00%	—	—
ST 3G, S.A.	40.00%	—	—
Setaber Investments B.V.	100.00%	—	—
Senda Investments B.V.	50.00%	—	—
Mediaways UK	100.00%	100.00%	—
3G Mobile Telecommunications GmbH	100.00%	—	—
Solivella Investments B.V.	100.00%	100.00%	100.00%
IPSE 2000, S.p.A.	45.59%	45.59%	45.59%
Group 3G UMTS Holding GmbH	57.20%	57.20%	57.20%
Quam GmbH	57.20%	57.20%	57.20%
Opco Mobile Services GmbH	57.20%	57.20%	57.20%
Médi Telecom, S.A.	31.34%	32.18%	32.18%
Telefónica Mobile Solutions, S.A.	100.00%	—	—
Telefónica Mobile Solutions Chile, S.A.C.	99.90%	—	—
Telefónica Mobile Solutions Perú, S.A.C.	99.90%	—	—
Telefónica Mobile Solutions Brasil, L.T.D.A.	99.90%	—	—
Telefónica Mobile Solutions Argentina, S.A.	99.90%	—	—
Telefónica Móviles Interacciona, S.A.	80.00%	100.00%	100.00%

Telefónica Móviles, S.A.

	Voting Interest
	At December, 31
Companies	2002	2003		2004
Terra Mobile Brasil, Ltd.	80.00%	100.00%		100.00%
Termespa, S.A.U.	80.00%	—	(*)	—	(*)
Terra Mobile (Findland) Oy.	80.00%	—	(**)	—	(**)
Terra Mobile UK, Ltd.	80.00%	—	(**)	—	(**)
I.O. Box Deutschland GMBH	80.00%	100.00%		—	(**)
Simpay	—	25.00%		25.00%
Omicron Ceti, S.L.	—	100.00%		100.00%
Telefónica Móviles Puerto Rico, Inc.	—	100.00%		100.00%
Telefónica Móviles U.S.A., Inc.	100.00%	100.00%		100.00%
TELCA Gestión Guatemala, S.A.	100.00%	—		—
TELCA Gestión S.A. de C.V.	100.00%	100.00%		100.00%
Mobipay International, S.A.	36.00%	36.05%		50.00%
Telefónica Móviles Perú Holding, S.A.A.	97.97%	97.97%		97.97%
Telefónica Móviles, S.A.C.	97.97%	97.97%		97.97%
Telefónica Móviles Argentina, S.A.	97.93%	97.93%		97.93%
Telefónica Comunicaciones Personales, S.A.	97.93%	97.93%		97.93%
Radio Servicios, S.A.	97.92%	97.92%		97.93%
Radio Móvil Digital Argentina, S.A.	97.92%	97.92%		—
Telefónica de Centroamérica, S.L.	100.00%	100.00%		100.00%
Telefónica Móviles Holding Uruguay, S.A.	100.00%	100.00%		100.00%
Telefónica Móviles Uruguay, S.A.	100.00%	100.00%		100.00%
Paging de Centroamérica, S.A.	100.00%	100.00%		100.00%
Telefónica Soporte y Tecnología, S.A.	99.99%	99.99%		100.00%
Telefónica Móviles México, S.A. de C.V.	92.00%	92.00%		92.00%
Telefónica Finanzas México, S.A. de C.V.	92.00%	92.00%		92.00%
Baja Celular Mexicana, S.A. de C.V.	92.00%	92.00%		92.00%
Baja Celular Servicios Corporativos, S.A. de C.V.	92.00%	92.00%		—
Tamcel, S.A. de C.V.	92.00%	92.00%		—
Movitel de Noroeste, S.A. de C.V.	82.80%	82.80%		82.80%
Movicelular, S.A. de C.V.	82.80%	82.80%		—
Moviservicios, S.A. de C.V.	82.80%	82.80%		91.99%
Corporativo Integral Comunicación, S.A. de C.V.	92.00%	92.00%		92.00%
Telefonía Celular del Norte, S.A. de C.V.	92.00%	92.00%		92.00%
Todo para Celulares, S.A. de C.V.	92.00%	92.00%		—
Grupo Corporativo del Norte, S.A. de C.V.	92.00%	92.00%		92.00%
Celular de Telefonía, S.A. de C.V.	92.00%	92.00%		92.00%
Soluciones Celulares, S.A. de C.V.	92.00%	92.00%		—
Enlaces del Norte, S.A. de C.V.(***)	87.31%	87.31%		87.31%
Grupo de Telecomunicaciones Mexicanas, S.A. de C.V.	92.00%	89.60%		89.61%
Pegaso Telecomunicaciones, S.A. de C.V.	92.00%	92.00%		92.00%
Pegaso Comunicaciones y Sistemas, S.A. de C.V.	92.00%	92.00%		92.00%
Pegaso PCS, S.A. de C.V.	92.00%	92.00%		92.00%
Pegaso Recursos Humanos, S.A. de C.V.	92.00%	92.00%		92.00%

Telefónica Móviles, S.A.

	Voting Interest
	At December, 31
Companies	2002	2003	2004
Pegaso Finanzas, S.A. de C.V.	92.00%	92.00%	92.00%
Pegaso Finco I, S.A. de C.V.	92.00%	92.00%	92.00%
Activos para Telecomunicación, S.A. de C.V.	—	92.00%	92.00%
Telecomunicaciones Punto a Punto México, S.A. de C.V.	—	92.00%	92.00%
Telefónica Móviles Aplicaciones y Soluciones, S.A.	100.00%	100.00%	100.00%
Inversiones Telefónica Móviles Holding Limitada	—	—	100.00%
TEM Inversiones Chile Limitada	—	—	100.00%
Telefónica Móvil de Chile, S.A.	—	—	100.00%
Telefónica Móviles Soluciones, S.A.	—	—	100.00%
TEM eServices Latin America, Inc	—	—	100.00%
Ecuador Cellular Holding, B.V.	—	—	100.00%
BS Ecuador Holdings, Ltd	—	—	100.00%
Otecel, S.A.	—	—	100.00%
Cellular Holdings (Central America), Inc.	—	—	100.00%
Guatemala Cellular Holdings, B.V.	—	—	100.00%
TMG (BVI) Holdings Ltd	—	—	100.00%
Centram Communications, LP	—	—	100.00%
TEM Guatemala Ltd.	—	—	100.00%
Telefónica Móviles Guatemala y Cía, S.C.A.	—	—	100.00%
Central America Servies Holding Ltd	—	—	100.00%
Multi Holding Corporation	—	—	99.23%
Panama Cellular Holdings, B.V.	—	—	100.00%
Bellsouth Panamá, Ltd	—	—	100.00%
Panamá Cellular Holdings, LLC	—	—	100.00%
BSC de Panamá Holdings, SRL	—	—	100.00%
BSC Cayman	—	—	99.62%
Telefónica Móviles Panamá, S.A.	—	—	99.57%
Panamá Cellular Investments, LLC	—	—	99.57%
Latin America Cellular Holdings, B.V.	—	—	100.00%
Ablitur, S.A.	—	—	100.00%
Redanil	—	—	100.00%
Abiatar, S.A.	—	—	100.00%
Comunicaciones Móviles de Perú, S.A.	—	—	99.85%
Bellsouth Nicaragua, S.A.	—	—	100.00%
Pisani Resources y Cía, Ltd	—	—	100.00%
Doric Holding y Cía, Ltd	—	—	100.00%
Kalamai Holdings, Ltd	—	—	100.00%
Kalamai Hold. Y Cía, Ltd	—	—	100.00%
Telefonía Celular de Nicaragua, S.A.	—	—	100.00%
Telecomunicaciones BBS, S.R.L.	—	—	100.00%
Comtel Comunicaciones Telefónicas, S.A.	—	—	100.00%
Telcel, C.A.	—	—	100.00%
Olympic, Ltda..	—	—	100.00%

Telefónica Móviles, S.A.

	Voting Interest
	At December, 31
Companies	2002	2003	2004
Telefónica Móviles Colombia, S.A.	—	—	100.00%
Bautzen Inc.	—	—	100.00%
Comoviles, S.A.	—	—	99.97%
Comunicaciones Trunking, S.A.	—	—	99.95%
Paracomunicar S.A.	—	—	99.31%
Kobrocom Electrónica Ltda..	—	—	99.95%

(*)	This Company was merged with Telefónica Móviles Interacciona, S.A. (formerly Terra Mobile, S.A.) during 2003.
(**)	These Companies were liquidated during 2003 and 2004.
(***)	Although Celular de Telefonía, S.A. de C.V has a 49.00% economic interest in this entity, Celular de Telefonía, S.A. de C.V. can appoint all the directors and, therefore, can control the day to day operation of this company.

12) Financial expense and income

The detail of financial expense is as follows:

	Thousands of Euros
	12/31/02	12/31/03	12/31/04
Interest on payables to Telefónica’s Group companies (Note 11)	302,632	323,545	339,366
Other interest on payables and loans	117,191	318,660	254,406
Exchange losses	502,160	646,269	331,946

Total	921,983	1,288,474	925,718

The detail of financial income is as follows:

	Thousands of Euros
	12/31/02	12/31/03	12/31/04
Revenues from securities and loans	124,146	163,992	169,830
Exchange gains	481,641	746,345	402,120

Total	605,787	910,337	571,950

13) New accounting standards

SAB No. 104 – Revenue Recognition

In December 2003, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. SAB 104 updates portions of the interpretive guidance included in Topic 13 of the

Telefónica Móviles, S.A.

codification of Staff Accounting Bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The company believes it is currently following the guidance of SAB 104. SAB 104 also revises or rescinds certain interpretive guidance regarding SAB 101 that was in conflict with the provisions of EITF 00-21.

Statements of Financial Accounting Standards No. 123 (Revised 2004): Share-Based Payment

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Shared Based Payments (SFAS 123R). This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award – the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date, December 15, 2005, and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective for our fiscal year ending December 31, 2005. The Company does not anticipate that adoption of this Standard will have a material effect on its financial position, results of operations, or cash flows.

Statements of Financial Accounting Standards No. 151: Inventory Costs - An Amendment of ARB No. 43, Chapter 4

On November 24, 2004, the FASB issued SFAS No. 151, “Inventory Cost, a revision of ARB No. 43, Chapter 4”. The amendments to SFAS No. 151 aim to improve financial information, stating that the expenses of inactive facilities, transportation costs, manipulation costs and scrap material costs should be recorded in the statement of operation as expenses of the period. The application of fixed cost to inventories should be based on the normal capacity of the production facilities.

SFAS No. 151 will be applicable to valuation of Inventories by the end of the first reporting period ending after June 15, 2005. The Company does not anticipate that the adoption of SFAS No. 151 will have a material impact on its financial position, cash flows or results of operations.

Statements of Financial Accounting Standards No. 153: Exchanges of Non-monetary Assets - An Amendment of APB Opinion No. 29

On December 16, 2004, the FASB issued SFAS N0.153, “Exchanges of Non-monetary Assets - an amendment of APB Opinion No. 29”, which amends Accounting Principles Board Opinion No. 29 “Accounting for Nonmonetary Transactions”. This amendment is based on the idea that exchange transactions should be valued in accordance with the value of the exchanged assets. The exception made for similar non-monetary productive assets is eliminated and substituted by a more extensive exception related to non-monetary assets with a non-commercial consideration. APB No. 29 stated that the exchange transaction of a productive asset for a similar one should be recorded at the book value of the exchanged asset.

SAS No. 153 will be applicable for non-monetary asset exchange transactions occurring in fiscal periods beginning after June 15, 2005. The Company does not anticipate that the adoption of SFAS No. 153 will have a material impact on its financial position, cash flows or results of operations.

Telefónica Móviles, S.A.

SAB No. 107: Shared Based Payment

On March 29, 2005, the SEC released a Staff Accounting Bulletin (SAB) relating to the FASB accounting standard for stock options and other share-based payments. The interpretations in SAB No. 107, “Share-Based Payment,” (SAB 107) express views of the SEC Staff regarding the application of SFAS No. 123 (revised 2004), “Share-Based Payment “(Statement 123R). Among other things, SAB 107 provides interpretive guidance related to the interaction between Statement 123R and certain SEC rules and regulations, as well as provides the Staff’s views regarding the valuation of share-based payment arrangements for public companies. The Company does not anticipate that adoption of SAB 107 will have any effect on its financial position, results of operations or cash flows.

FASB Interpretation No. 47: Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143

On March 2005, FASB issued FASB Interpretation No. 47. The Board concluded that asset retirement obligations within the scope of Statement 143 that meet the definition of a liability in Concepts Statement 6 should be recognized as a liability at fair value if fair value can be reasonably estimated. The Board believes that when an existing law, regulation, or contract requires an entity to perform an asset retirement activity, an unambiguous requirement to perform the retirement activity exists, even if that activity can be deferred indefinitely. At some point, deferral is no longer possible, because no tangible asset will last forever, except land. Therefore, the obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. The use of an expected value technique to measure the fair value of the liability reflects any uncertainty about the amount and timing of future cash outflows. This Interpretation is effective no later than December 31, 2005, for calendar-year enterprises. The Company does not anticipate that adoption of FIN 47 will have any effect on its financial position, results of operations or cash flows.

Statements of Financial Accounting Standards No. 154: Accounting Changes and Error Corrections – a replacement of APB Opionion No. 20 and FASB Statement No. 3

On May, 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections – a replacement of APB Opionion No. 20 and FASB Statement No. 3”. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change.

SFAS No. 151 will be effective for accounting changes made in fiscal years beginning after Deccember 15, 2005. The Company does not anticipate that the adoption of SFAS No. 154 will have a material impact on its financial position, cash flows or results of operations.

Telefónica Móviles, S.A.

Exhibit I

	As of December 31, 2004
	Percentage of Ownership			Consolidation	Stockholders’ Equity (Thousands of Euros)				(Thousands of Euros)	(Thousands of Euros)
Subsidiaries and their Investments	Direct	Indirect	Móviles Group	Method	Capital	Reserves	Income (Loss)	Interim Dividend	Gross Value per Telefónica Móviles, S.A. Books	Value in Consolidation
Brasilcel, N.V. (1) Joint venture Strawinskylaan 3105 - 1077ZX – Amsterdam	50.00%	—	50.00%	IP	102	4,454,242	5,628	—	2,179,379	—
Vivo Brasil Comunicação Ltda Holding company Rua da Consolação, 247 - 6º andar / sala 57-F São Paulo – SP	—	100.00%	50.00%	IP	—	—	—	—	—	—
Tagilo Participações, S.A. (1) Ownership of intellectual and industrial property Rua Martiniano de Carvalho, 851, 20 andar, Parte, Bela Vista, São Paulo.	—	99.99%	50.00%	IP	97,424	8,659	767	(565)	—	—
Sudestecel Participações, S.A. (1) Holding company Rua Martiniano de Carvalho, 851, 20 andar, Parte, Bela Vista, São Paulo.	—	100.00%	50.00%	IP	533,607	3,283	2,012	(1,325)	—	—
Avista Part. S.L. (1) Holding company Rua da Consolação, 247 - 6º andar / sala 57-F São Paulo - SP	—	100.00%	50.00%	IP	170,373	—	(3,763)	—	—	—
Tele Sudeste Celular Participações, S.A. (1) Holding company Prai de Botafogo 501,20 andar, parte bela Vista, São Paulo	—	90.89%	45.44%	IP	246,560	279,872	25,573	(7,055)	—	—
Telerj Celular, S.A. (1) Wireless communications services operator Praia de Botafogo, 501-5º a 8º Andares, Botafogo - Rio de Janeiro	—	100.00%	45.44%	IP	297,224	142,765	9,120	(2,176)	—	—

Telefónica Móviles, S.A.

	As of December 31, 2004
	Percentage of Ownership			Consolidation	Stockholders’ Equity (Thousands of Euros)				(Thousands of Euros)	(Thousands of Euros)
Subsidiaries and their Investments	Direct	Indirect	Móviles Group	Method	Capital	Reserves	Income (Loss)	Interim Dividend	Gross Value per Telefónica Móviles, S.A. Books	Value in Consolidation
Telest Celular, S.A. (1) Wireless communications services operator Avda. Nossa Senhora da penha 275 - Praia de Santa Helena, Vitoria - Espiritu Santo	—	100.00%	45.44%	IP	44,333	28,321	16,909	(6,361)	—	—
Portelcom Fixa, S.A. (1) Holding company Av Brigadeiro Faria Lima, 2277, 15ª andar, Conj1503, Jardin Paulistano, São Paulo	—	100.00%	50.00%	IP	—	—	—	—	—	—
TBS Celular Participações, S.A. (1) Holding company Avda. Martiniano de Carvalho, 851, 20 andar, parte São Paulo, São Paulo	1.12%	96.26%	49.25.00%	IP	161,854	11,784	9,638	(3,536)	525	—
Celular CRT Participações, S.A. (1) Holding company Rua José Bonifacio, 245, Bon Fim, Porto Alegre - Rio Grande Do Sul	—	66.97%	33.27%	IP	71,162	192,943	50,106	(20,826)	—	—
Celular CRT, S.A. (1) Wireless communications services operator Rua José Bonifacio, 245, Bon Fim, Porto Alegre - Rio Grande Do Sul	—	100.00%	33.27%	IP	148,569	89,465	52,485	(23)	—	—
Tele Leste Celular Participações, S.A. (1) Holding company Rua Silveria Martins, n 1036, Cabula, Salvador - Bahia	—	50.58%	25.29%	IP	84,737	27,220	(8,335)	—	—	—
Telebahia Celular, S.A. (1) Wireless communications services operator Rua Silveria Martins, n 1036, Cabula, Salvador- Bahia	—	100.00%	25.29%	IP	98,965	949	(12,584)	—	—	—
Telergipe Celular, S.A. (1) Wireless communications services operator Avda. Francisco Porto, 686, 13 de julho - Aracaju, Sergipe	—	100.00%	25.29%	IP	9,854	961	3,461	(242)	—	—
Ptelecom Brasil, S.A. (1) Holding company Rua Cubatao, 320, 4 andar, Sao Paulo, São Paulo	—	100.00%	49.99%	IP	726,948	(410,742)	(9,159)	—	—	—

Telefónica Móviles, S.A.

	As of December 31, 2004
	Percentage of Ownership			Consolidation	Stockholders’ Equity (Thousands of Euros)				(Thousands of Euros)	(Thousands of Euros)
Subsidiaries and their Investments	Direct	Indirect	Móviles Group	Method	Capital	Reserves	Income (Loss)	Interim Dividend	Gross Value per Telefónica Móviles, S.A. Books	Value in Consolidation
Portelcom Participações, S.A. (1) Holding company Av Brigadeiro Faria Lima, 2277, 15ª andar, Conj1503, Jardin Paulistano, São Paulo	—	100.00%	49.99%	IP	979,403	(165,203)	(34,417)	—	—	—
Telesp Celular Participações, S.A. (1) Holding company Av. Roque petroni Júnior, nº 1464, 6 andar-parte, bloco B, Morumbi, Sao Paulo, São Paulo	—	65.12%	32.56%	IP	1,209,667	(269,980)	(134,956)	—	—	—
Telesp Celular S.A. (1) Holding company Av. Roque petroni Júnior, nº 1464, 6 andar-parte, bloco B, Morumbi, Sao Paulo, São Paulo	—	100.00%	32.56%	IP	519,921	172,866	127,120	—	—	—
Global Telcom Telecom, S.A. (1) Wireless services operator Av. Higienópolis, nº 1635, Curitiba, Parana	—	100.00%	32.56%	IP	1,119,420	(708,728)	(49,657)	—	—	—

Tele Centro Oeste Celular Participações, S.A. (1) Holding company and telecommunications services operator Sector Comercial Sul, Quadra 2, Bloco C, nº 226, Edif Telebrasilía Celular, 7 andar, Brasilia	—	50.65%	16.49%	IP	219,319	352,305	140,051	(11,183)	—	—
Telegoiás Celular, S.A. (1) Wireless services operator Rua 136-C, Quadra F-44, nº 150, Setor Sul Goiania, Goias	—	100.00%	16.49%	IP	68,539	87,635	50,215	—	—	—
Telemat Celular, S.A. (1) Wireless services operator Av. Getúlio Vargas, nº 1,300, Centro, Cuibá, Matogrosso	—	100.00%	16.49%	IP	39,716	54,409	30,574	—	—	—
Telems Celular, S.A. (1) Wireless services operator Av. Alfonso pena, nº 2,386, Ed Dolor de Andrade, Campo Grrande, Matogrosso Do Sul	—	100.00%	16.49%	IP	31,334	38,346	21,086	—	—	—

Telefónica Móviles, S.A.

	As of December 31, 2004
	Percentage of Ownership			Consolidation	Stockholders’ Equity (Thousands of Euros)				(Thousands of Euros)	(Thousands of Euros)
Subsidiaries and their Investments	Direct	Indirect	Móviles Group	Method	Capital	Reserves	Income (Loss)	Interim Dividend	Gross Value per Telefónica Móviles, S.A. Books	Value in Consolidation
Teleron Celular, S.A. (1) Wireless services operator Av. Getúlio Vargas, 1941, Porto Velho, Rondonia	—	100.00%	16.49%	IP	9,667	14,829	4,193	—	—	—
Teacre Celular, S.A. (1) Wireless services operator Rua Minas Gerais, nº 64, Ivete Vargas, Rio Branco-Acre	—	100.00%	16.49%	IP	5,204	7,156	2,664	—	—	—
Norte Brasil Telecom, S.A. (1) Wireless services operator Travessa Padre Eutíquio, nº 1,226, Barrio Batista Campos, Belém, Para	—	100.00%	16.49%	IP	49,784	2,215	9,785	—	—	—
Tele Centro Oeste IP, S.A. (1) Wireless services operator AC/ Sul Quadra 02, Bloco C, nº 256, 3º Pavimento, Ed Toufic, Plano Piloto, Brasilia	—	100.00%	16.49%	IP	277	(1,496)	(1,389)	—	—	—
Telefónica Móviles El Salvador Holding, S.A. de C.V. (1) Holding company Alameda Roosvelt y Avenida Sur. Torre Telefónica nivel 10 - San Salvador	100.00%	—	100.00%	IG	130,911	(4,488)	(1,188)	—	153,932	—
Telefónica Móviles El Salvador, S.A. de C.V. (1) Provision of wireless communications and international long-distance services Alameda Roosvelt y Avenida Sur. Torre Telefónica nivel 10 - San Salvador	—	91.75.00%	91.75.00%	IG	102,789	(67,793)	(18,053)	—	0	—
Telefónica Multiservicios, S.A. de C.V. (1) Cable modem services operator Alameda Roosvelt y Avenida Sur. Torre Telefónica nivel 10 - San Salvador	—	77.5%	71.11%	IG	6,519	(682)	(760)	—	0	—
Telefónica Móviles Centroamérica, S.A. de C.V. (1) Operating company Alameda Roosvelt y Avenida Sur. Torre Telefónica nivel 10 - San Salvador	—	100.00%	91.75.00%	IG	1,049	(81)	29	—	0	—

Telefónica Móviles, S.A.

	As of December 31, 2004
	Percentage of Ownership			Consolidation	Stockholders’ Equity (Thousands of Euros)				(Thousands of Euros)	(Thousands of Euros)
Subsidiaries and their Investments	Direct	Indirect	Móviles Group	Method	Capital	Reserves	Income (Loss)	Interim Dividend	Gross Value per Telefónica Móviles, S.A. Books	Value in Consolidation
Telefónica El Salvador, S.A. de C.V. (1) Operating company Alameda Roosvelt y Avenida Sur. Torre Telefónica nivel 10 - San Salvador	—	100.00%	91.75.00%	IG	18	(15)	(7)	—	0	—
TCG Holdings, S.A. (1) Holding company Bulevar Los Próceres 5-56 Zona 10 - Unicentro nivel 11, Guatemala City	100.00%	—	100.00%	IG	198,309	(1,221)	(393)	—	238,540	—
Telefónica Móviles Guatemala, S.A. (1) Provision of wireless communications, wireline telephony and radio-paging services Bulevar Los Próceres 5-56 Zona 10 - Univentro Nivel 11, Guatemala City	—	100.00%	100.00%	IG	193,199	(106,611)	(15,525)	—	—	—
Tele Escucha, S.A. (1) Provision of telecommunications and paging services Bulevar Los Próceres 5-56 Zona 10 - Univentro Nivel 11, Guatemala City	—	100.00%	100.00%	IG	2,390	(1,583)	(396)	—	—	—
Infraestructura Internacional, S.A. (1) Provision of telecommunications and paging services 5ª avenida, 7-76 Zona 10, Guatemala City	—	70.00%	70.00%	IG	410	(136)	(9)	—	—	—
PageMart de Centroamérica Operating company Bulevar Los Próceres 5-56 Zona 10 - Univentro Nivel 11, Guatemala City	—	30.00%	30.00%	IG	—	—	—	—	—	—
Telefónica Móviles España, S.A., Unipersonal (1) Provision of wireless communications services Plaza de la Independencia, 6 - Pta. 5 - 28001 MADRID	100.00%	—	100.00%	IG	423,343	(1,011,696)	2,148,162	—	933,211	—
Spiral Investments B.V. (1) Holding company	—	100.00%	100.00%	IG	38,535	(133,51)	(2,533)	—	—	—

Telefónica Móviles, S.A.

	As of December 31, 2004
	Percentage of Ownership			Consolidation	Stockholders’ Equity (Thousands of Euros)				(Thousands of Euros)	(Thousands of Euros)
Subsidiaries and their Investments	Direct	Indirect	Móviles Group	Method	Capital	Reserves	Income (Loss)	Interim Dividend	Gross Value per Telefónica Móviles, S.A. Books	Value in Consolidation
Strawinskylaan 3105 - 1077ZX - Amsterdam 3G Mobile AG (1) Wireless telephony operator Bahnhofplatz 4, 8001 Zurich	—	100.00%	100.00%	IG	35,712	(78,702)	572	—	—	—
Mobipay España, S.A. (1) Provision of wireless telephony payment services Avda. Europa, 20 - Alcobendas - Madrid	—	13.36%	13.36%	PE	16,052	(2,995)	(5,094)	—	—	1,064
Solivella Investments B.V. (1) Holding company Strawinskylaan 3105 - 1077ZX - Amsterdam	—	100.00%	100.00%	IG	880,699	(1,553,163)	(50,982)	—	—	—
Ipse 2000, S.p.A. (1) Installation and execution of 3G wireless communications systems Piazza dei Capprettari, 70 - Rome	—	45.59%	45.59%	PE	150,500	177,061	(254,766)	—	—	32,759
Group 3G UMTS Holding GmbH (1) Development of network and provision of 3G telecommunications services Alois-Wolfmüller-Str. 8 80939 Munich	—	57.2%	57.2%	IG	250,025	(10,195,879)	(15)	—	—	—
Quam GmbH (1) Provision of UMTS services Alois-Wolfmüller-Str. 8 80939 Munich	—	100.00%	57.2%	IG	250,025	(250,018)	(37,663)	—	—	—
Opco Mobile Services GmbH (1) Provision of UMTS services Alois-Wolfmüller-Str. 8 80939 Munich	—	100.00%	57.2%	IG	50	(1)	(1,119)	—	—	—
Medi Telecom, S.A. (1) Provision of wireless communications services Twin Center, Tour A. Angle Bd Zertouni et El Massira El Kadra, Casablanca	—	32.18%	32.18%	PE	786,833	(666,783)	(42,925)	—	—	25,036
Gruppo 3G, SRL (2) Holding company Via Lepetit, 4 - Milan	—	100.00%	100.00%	C	67	—	—	—	—	—

Telefónica Móviles, S.A.

	As of December 31, 2004
	Percentage of Ownership			Consolidation	Stockholders’ Equity (Thousands of Euros)				(Thousands of Euros)	(Thousands of Euros)
Subsidiaries and their Investments	Direct	Indirect	Móviles Group	Method	Capital	Reserves	Income (Loss)	Interim Dividend	Gross Value per Telefónica Móviles, S.A. Books	Value in Consolidation
Tempos 21, Innovación en Aplicaciones Móviles, S.A. (1) Research, development and marketing of wireless services and applications Avda. Diagonal, 640 - Barcelona	—	38.5%	38.5%	C	13,224	(6,323)	(4,263)	—	—	1,096
Telefónica Móviles Interacciona, S.A. (1) Consulting services for wireless environment engineering Gran Vía, 28 - 28013 Madrid	—	100.00%	100.00%	IG	3,997	(79,402)	(6,644)	—	—	—
Terra Mobile, Brasil Ltd. (1) Inactive 22º ANDAR 17 - Bairro ou Distrito FLAMENGO, Rio de Janeiro	—	100.00%	100.00%	IG	5,650	(5,634)	—	—	—	—
Simpay, Ltd. (2) Wireless payment systems 62-65 Chandos Place, London WC2N 4LP	25.00%	—	25.00%	C	—	—	—	—	—	—
Omicron Ceti, S.L. (2) Holding company José Abascal, Madrid	100.00%	—	100.00%	C	3	—	(1)	—	4	4
Telefónica Móviles Puerto Rico, Inc. (1) Ownership of holdings in wireless operators in Puerto Rico Metro Office Park Calle Edificio #17, Suite 600 - 00968 Guaynabo	100.00%	—	100.00%	IG	29	981	(45,409)	—	1,212	—
Telefónica Móviles USA, Inc. (2) Telecommunications consulting services 1221 Brickell Avenue - Miami - Florida	100.00%	—	100.00%	IG	—	(848)	(76)	—	751	—
TELCA Gestión Guatemala, S.A. Telecommunications services management and advisory services Guatemala	100.00%	—	100.00%	C	—	—	—	—	24	24
MobiPay Internacional, S.A. (4) Provision of wireless payment services Avenida de Europa 20, Alcobendas, Madrid	50.00%	—	50.00%	IP	11,822	(79)	(3,500)	—	5,212	—

Telefónica Móviles, S.A.

	As of December 31, 2004
	Percentage of Ownership			Consolidation	Stockholders’ Equity (Thousands of Euros)				(Thousands of Euros)	(Thousands of Euros)
Subsidiaries and their Investments	Direct	Indirect	Móviles Group	Method	Capital	Reserves	Income (Loss)	Interim Dividend	Gross Value per Telefónica Móviles, S.A. Books	Value in Consolidation
Telefónica Móviles Perú Holding, S.A.A. (1) Holding company Avda. Arequipa, 1155 Lima, 01	97.97%	—	97.97%	IG	174,951	34,163	1,027	—	254,457	—
Telefónica Móviles, S.A.C. (1) Provision of wireless communications services Avda. Arequipa, 1155 Lima, 01	—	100.00%	97.97%	IG	201,474	7,954	1,077	—	—	—

Telefónica Móviles Argentina, S.A. (1) Holding company Ing HUergo 723,piso 17-Capital Federal-Argentina	97.93%	—	97.93%	IG	128,734	(566,579)	(84,577)	—	495,786	—
Telefónica Comunicaciones personales, S.A. (1) Provision of wireless communications services Ing HUergo 723,piso 17-Capital Federal-Argentina	—	100.00%	97.93%	IG	131,859	(569,326)	(84,448)	—	—	—
Radio Servicios, S.A. (1) Inactive Ing HUergo 723, piso 17-Capital Federal-Argentina	—	100.00%	97.93%	PE	244	(286)	(19)	—	—	(54)
Telefónica de Centroamérica, S.L. (2) Inactive Gran Vía, nº 28, Madrid	100.00%	—	100.00%	C	500	10	(127)	—	1,326	1,326
Telefónica Móviles Holding Uruguay, S.A. (1) Inactive Plza de la Independencia 8, planta baja, Montevideo	100.00%	—	100.00%	IG	24,006	—	54	—	25,803	—
Telefonica Móviles Uruguay, S.A. (1) Inactive Plza de la Independencia 8, planta baja, Montevideo	—	100.00%	100.00%	IG	24,006	—	58	—	—	—
Wireless Network Ventures Holding company Palm Grove House, PO Box 438, tortola, BVI	—	100.00%	100.00%	IG	—	—	—	—	0	—
Paging de Centroamérica, S.A. (2) Provision of telecommunications and paging services Bulevar Los Próceres 5-56 Zona 10 - Univentro Nivel 11, Guatemala City	99.98%	0.02%	100.00%	C	—	—	—	—	1	1

Telefónica Móviles, S.A.

	As of December 31, 2004
	Percentage of Ownership			Consolidation	Stockholders’ Equity (Thousands of Euros)				(Thousands of Euros)	(Thousands of Euros)
Subsidiaries and their Investments	Direct	Indirect	Móviles Group	Method	Capital	Reserves	Income (Loss)	Interim Dividend	Gross Value per Telefónica Móviles, S.A. Books	Value in Consolidation
Telefonica Soporte y Tecnología, S.A. (2) Provision of telecommunications and paging services Bulevar Los Próceres 5-56 Zona 10 - Univentro Nivel 11, Guatemala City	99.98%	0.02%	100.00%	C	—	—	—	—	1	1
Telefónica Móviles México, S.A. de C.V. (1) Holding company Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, Mexico City 05120	92.00%	—	92.00%	IG	1,443,010	(594,678)	(658,734)	—	998,991	—
Telefónica Finanzas México, S.A. de C.V. (1) Promotion, incorporation, organization, exploitation and operation of companies and investment therein Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, Mexico City 05120	—	100.00%	92.00%	IG	4	457	529	—	—	—
Baja Celular Mexicana, S.A. de C.V. (1) Provision of wireless telephony services Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, Mexico City 05120	—	100.00%	92.00%	IG	97,053	(14,044)	(33,985)	—	—	—
Movitel de Noroeste, S.A. de C.V. (1) Provision of wireless telephony services Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, Mexico City 05120	—	90.00%	82.80%	IG	14,062	107	(17,749)	—	—	—
Moviservicios, S.A. de C.V. (1) Technical, administrative, consulting, advisory and supervisory services Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, Mexico City 05120	—	99.99%	91.99%	IG	1,585	669	176	—	—	—
Corporación Integral de Comunicación, S.A. de C.V. (3) Holding company Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, Mexico City 05120	—	100.00%	92.00%	IG	6,513	(13,297)	(1,433)	—	—	—

Telefónica Móviles, S.A.

	As of December 31, 2004
	Percentage of Ownership			Consolidation	Stockholders’ Equity (Thousands of Euros)				(Thousands of Euros)	(Thousands of Euros)
Subsidiaries and their Investments	Direct	Indirect	Móviles Group	Method	Capital	Reserves	Income (Loss)	Interim Dividend	Gross Value per Telefónica Móviles, S.A. Books	Value in Consolidation
Telefonía Celular del Norte, S.A. de C.V. (1) Provision of wireless telephony services Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, Mexico City 05120	—	100.00%	92.00%	IG	23,710	(57,125)	(26,646)	—	—	—
Grupo Corporativo del Norte, S.A. de C.V. (3) Acquisition, disposal and custody of securities Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, Mexico City 05120	—	100.00%	92.00%	IG	4,359	(18,897)	(2,993)	—	—	—
Celular de Telefonía, S.A. de C.V. (1) Provision of wireless telephony securities Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, Mexico City 05120	—	100.00%	92.00%	IG	23,027	(68,549)	(50,599)	—	—	—
Enlaces del Norte, S.A. de C.V. (1) Acquisition, disposal and custody of securities Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, Mexico City 05120	—	94.9%	87.31%	IG	34	2,394	(12,079)	—	—	—
Grupo de Telecomunicaciones Mexicanas, S.A. de C.V. (1) Provision of wireless telephony services Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, Mexico City 05120	—	100.00%	89.61%	IG	9	13,399	(22,174)	—	—	—
Pegaso Telecomunicaciones, S.A. de C.V. (1) Installation, maintenance and operation of public and private telecommunications networks Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, Mexico City 05120	—	100.00%	92.00%	IG	723,493	(1,152,076)	(454,607)	—	—	—
Pegaso Comunicaciones y Sistemas, S.A. de C.V. (1) Provision of wireless telephony services Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, Mexico City 05120	—	100.00%	92.00%	IG	573,363	(984,318)	(153,483)	—	—	—

Telefónica Móviles, S.A.

	As of December 31, 2004
	Percentage of Ownership			Consolidation	Stockholders’ Equity (Thousands of Euros)				(Thousands of Euros)	(Thousands of Euros)
Subsidiaries and their Investments	Direct	Indirect	Móviles Group	Method	Capital	Reserves	Income (Loss)	Interim Dividend	Gross Value per Telefónica Móviles, S.A. Books	Value in Consolidation
Pegaso PCS, S.A. de C.V. (1) Provision of wireless telephony services Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, Mexico City 05120	—	100.00%	92.00%	IG	10,281	(54,013)	(285,899)	—	—	—
Pegaso Recursos Humanos, S.A. de C.V. (1) Provision of professional technical services for the deployment of public telecommunications networks Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, Mexico City 05120	—	100.00%	92.00%	IG	2,265	(1,229)	2,197	—	—	—
Pegaso Finanzas, S.A. de C.V. (3) Obtainment of financing and loans and grant of loans to entities with which it has business relationships Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, Mexico City 05120	—	100.00%	92.00%	IG	4	—	—	—	—	—
Pegaso Finco I, S.A. de C.V. (3) Operation of public telecommunications networks and of frequency bands Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, Mexico City 05120	—	100.00%	92.00%	IG	4	—	—	—	—	—
Activos para Telecoms., S.A. de C.V. (1) Provision of wireless telecommunications services Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, Mexico City 05120	—	100.00%	92.00%	IG	3	(47,671)	(17,236)	—	—	—
Telecomunicaciones Punto a Punto Mexico, S.A. de C.V. (1) Provision of wireless telecommunications services Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, Mexico City 05120	—	100.00%	92.00%	IG	3	(31,782)	224	—	—	—
Telefónica Telecomunicaciones México Holding company R ío Duero 31, Mexico City 06500	94.9%	—	94.90%	IG	—	—	—	—	0	—

Telefónica Móviles, S.A.

	As of December 31, 2004
	Percentage of Ownership			Consolidation	Stockholders’ Equity (Thousands of Euros)				(Thousands of Euros)	(Thousands of Euros)
Subsidiaries and their Investments	Direct	Indirect	Móviles Group	Method	Capital	Reserves	Income (Loss)	Interim Dividend	Gross Value per Telefónica Móviles, S.A. Books	Value in Consolidation
Telefónica Móviles Soluciones y Aplicaciones, S.A. (1) Provision of computer and communications services Avenida del Cóndor Nº720, piso 4, comuna de Huechuraba, Santiago	100.00%	—	100.00%	IG	9,142	(358)	(4,778)	—	9,500	—
Inversiones Telefónica Móviles Holding Limitada (1) (5) Holding company Miraflores 130, piso 12, Santiago	100.00%	—	100.00%	IG	428,232	—	(22,147)	—	423,886	—
Tpe Inversiones Chile Limitada (1) (5) Holding company Miraflores 130, piso 12, Santiago	—	100.00%	100.00%	IG	885,358	10,624	(23,858)	—	—	—
Telefónica Móvil de Chile, S.A. (1) (5) Operator of wireless communications services Miraflores 130, piso 12, Santiago	—	100.00%	100.00%	IG	273,294	828	(3,855)	—	—	—
Telefónica Móviles Soluciones, S.A. Services company Miraflores 130 piso 12 Santiago	—	100.00%	100.00%	IG	13	—	—	—	—	—
Tpe eServices Latin America, Inc. (1) (5) Provision of computer services Mellon Financial Center 1111 Brickell Ave. Suite 1000, Miami, Florida 33131	100.00%	—	100.00%	IG	—	—	—	—	0	—
Ecuador Cellular Holding, B.V. (1) (5) Holding company Strawinskylaan 3105, Atium 7th, Amsterdam	100.00%	—	100.00%	IG	—	219,708	(6,821)	—	663,428	—
BS Ecuador Holdings, Ltd. Holding company Palm Grove House, PO Box 438, tortola, BVI	—	100.00%	100.00%	IG	—	—	—	—	0	—
Otecel, S.A. (1) (5) Provision of wireless communications services Avda. de la República y la Pradera esq. Casilla, Quito	—	100.00%	100.00%	IG	61,153	26,561	(5,187)	—	—	—

Telefónica Móviles, S.A.

	As of December 31, 2004
	Percentage of Ownership			Consolidation	Stockholders’ Equity (Thousands of Euros)				(Thousands of Euros)	(Thousands of Euros)
Subsidiaries and their Investments	Direct	Indirect	Móviles Group	Method	Capital	Reserves	Income (Loss)	Interim Dividend	Gross Value per Telefónica Móviles, S.A. Books	Value in Consolidation
Cellular Holdings (Central America), Inc. Holding company Palm Grove House, PO Box 438, tortola, BVI	100.00%	—	100.00%	IG	—	—	—	—	37,934	—
Guatemala Cellular Holdings, B.V. (1) (5) Holding company Strawinskylaan 3105, Atium 7th, Amsterdam	100.00%	—	100.00%	IG	—	4,278	822	—	29,387	—
TMG (BVI) Holdings Ltd Holding company Palm Grove House, PO Box 438, tortola, BVI	—	100.00%	100.00%	IG	—	—	—	—	0	—
Centram Communications, LP Holding company Palm Grove House, PO Box 438, tortola, BVI	—	100.00%	100.00%	IG	—	—	—	—	0	—
Tpe Guatemala Ltd. Holding company Palm Grove House, PO Box 438, tortola, BVI	—	100.00%	100.00%	IG	—	—	—	—	0	—
Telefónica Móviles Guatemala y Cía, S.C.A. (1) (5) Wireless communications operator Blvd Los Próceres Torre Telefónica 10, Guatemala	—	100.00%	100.00%	IG	100,815	(46,002)	2,083	—	—	—
Central America Servies Holding Ltd Inactive Palm Grove House, PO Box 438, tortola, BVI	—	100.00%	100.00%	IG	—	—	—	—	0	—
Multi Holding Corporation Holding company Edificio HSBC, Piso 11, Avd Samuel Lewis, Panama	99.23%	—	99.23%	IG	—	—	—	—	298,715	—
Panamá Cellular Holdings, B.V. (1) (5) Holding company Strawinskylaan 3105, Atium 7th, Amsterdam	100.00%	—	100.00%	IG	—	40,138	2,292	—	238,174	—
BellSouth Panamá, Ltd. Holding company Cayman Islands	—	100.00%	100.00%	IG	—	—	—	—	0	—

Telefónica Móviles, S.A.

	As of December 31, 2004
	Percentage of Ownership			Consolidation	Stockholders’ Equity (Thousands of Euros)				(Thousands of Euros)	(Thousands of Euros)
Subsidiaries and their Investments	Direct	Indirect	Móviles Group	Method	Capital	Reserves	Income (Loss)	Interim Dividend	Gross Value per Telefónica Móviles, S.A. Books	Value in Consolidation
Panamá Cellular Holdings, LLC Holding company Delaware, U.S.A.	—	100.00%	100.00%	IG	—	—	—	—	0	—
BSC de Panama Holdings, SRL (1) (5) Holding company Avda Samuel Lewis y Calle 54, Edificio Afra, Panama	—	100.00%	100.00%	IG	—	60,843	2,411	—	0	—
BSC Cayman General partnership Cayman Islands	—	100.00%	99615.00%	IG	—	—	—	—	0	—
Telefónica Móviles Panamá, S.A. (1) (5) Wireless telephony services Edificio Magna Corp. Calle 51 Este y Avda Manuel Maria Icaza, Panama	—	100.00%	99.57%	IG	41,089	37,429	4,497	—	—	—
Panamá Cellular Investments, LLC Management of services Delaware, U.S.A.	—	100.00%	99.57%	IG	—	—	—	—	0	—
Latin America Cellular Holdings, B.V. (1) (5) Holding company Strawinskylaan 3105, Atium 7th, Amsterdam	100.00%	—	100.00%	IG	558	1,284,593	6,961	—	1,377,722	—
Ablitur, S.A. (1) (5) Holding company Constituyente 1467 Piso 23, Montevideo 11200, Uruguay	—	100.00%	100.00%	IG	35,495	(8,591)	176	—	—	—
Redanil, S.A. (1) (5) Holding company Constituyente 1467 Piso 23, Montevideo 11200, Uruguay	—	100.00%	100.00%	IG	4,700	10,460	176	—	—	—
Abiatar, S.A. (1) (5) Wireless communications and operator and provision of services Constituyente 1467, Montevideo, Uruguay	—	100.00%	100.00%	IG	5,451	19,571	229	—	—	—

Telefónica Móviles, S.A.

	As of December 31, 2004
	Percentage of Ownership			Consolidation	Stockholders’ Equity (Thousands of Euros)				(Thousands of Euros)	(Thousands of Euros)
Subsidiaries and their Investments	Direct	Indirect	Móviles Group	Method	Capital	Reserves	Income (Loss)	Interim Dividend	Gross Value per Telefónica Móviles, S.A. Books	Value in Consolidation
Comunicaciones Móviles de Perú, S.A. (1) (5) Wireless telephony operator Av. Republica e Panamá nº3055, San Isidro, Lima	2.42%	97.43%	99.85%	IG	23,094	(30,036)	(1,324)	—	167	—
BellSouth Nicaragua, S.A. Holding company Managua, Nicaragua	—	100.00%	100.00%	IG	—	—	—	—	0	—
Pisani Resources y Cía, Ltd. Holding company Managua, Nicaragua	—	100.00%	100.00%	IG	—	—	—	—	0	—
Doric Holding y Cía, Ltd. Holding company Managua, Nicaragua	—	100.00%	100.00%	IG	—	—	—	—	0	—
Kalamai Holdings, Ltd. Holding company Palm Grove House, PO Box 438, tortola, BVI	—	100.00%	100.00%	IG	—	—	—	—	0	—
Kalamai Hold. y Cía, Ltd. Holding company Managua, Nicaragua	—	100.00%	100.00%	IG	—	—	—	—	0	—
Telefonía Celular de Nicaragua, S.A. (1) (5) Wireless telephony services Carretera Mazalla, Managua, Nicaragua	—	100.00%	100.00%	IG	11,210	31,412	1,139	—	—	—
Telecomunicaciones BBS, S.R.L. (1) (5) Wireless telephony services Torre Aba, Calle Veracruz, Las Mercedes, Caracas, 1060	—	100.00%	100.00%	IG	—	486,838	16,856	—	—	—
Comtel Comunicaciones Telefónicas, S.A. (1) (5) Holding company Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060, Venezuela	65.14%	34.86%	100.00%	IG	23,229	127,251	5,558	(27,562)	153	—

Telefónica Móviles, S.A.

	As of December 31, 2004
	Percentage of Ownership			Consolidation	Stockholders’ Equity (Thousands of Euros)				(Thousands of Euros)	(Thousands of Euros)
Subsidiaries and their Investments	Direct	Indirect	Móviles Group	Method	Capital	Reserves	Income (Loss)	Interim Dividend	Gross Value per Telefónica Móviles, S.A. Books	Value in Consolidation
Telcel, C.A. (1) (5) Wireless telephony operator Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060, Venezuela	1.00%	99.00%	100.00%	IG	104,374	365,118	17,479	(86,130)	240,468	—
Sistemas Timetrac, C.A. (1) (5) Fleet location services Calle Pantin, Edificio Grupo Secusat. Piso 3. Caracas, Venezuela	—	75.00%	75.00%	IG	1,585	288	394	6,940	—	—
Servicios Telcel, C.A. Customer service and telecommunications services Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060, Venezuela	—	100.00%	100.00%	IG	—	—	—	—	0	—
Telcel International, Ltd. Holding company Cayman Islands	—	100.00%	100.00%	IG	—	—	—	—	0	—
Corporación 271191, C.A. Purchase and sale of movable and immovable property Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060, Venezuela	—	100.00%	100.00%	IG	—	—	—	—	0	—
Promociones 4222. C.A. Purchase and sale of movable and immovable property Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060, Venezuela	—	100.00%	100.00%	IG	—	—	—	—	0	—
S.T. Mérida, C.A. Customer service and telecommunications services Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060, Venezuela	—	100.00%	100.00%	IG	—	—	—	—	0	—
S.T. Ciudad Ojeda, C.A. Customer service and telecommunications services Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060, Venezuela	—	100.00%	100.00%	IG	—	—	—	—	0	—

Telefónica Móviles, S.A.

	As of December 31, 2004
	Percentage of Ownership			Consolidation	Stockholders’ Equity (Thousands of Euros)				(Thousands of Euros)	(Thousands of Euros)
Subsidiaries and their Investments	Direct	Indirect	Móviles Group	Method	Capital	Reserves	Income (Loss)	Interim Dividend	Gross Value per Telefónica Móviles, S.A. Books	Value in Consolidation
S.T. San Cristóbal Customer service and telecommunications services Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060, Venezuela	—	100.00%	100.00%	IG	—	—	—	—	0	—
S.T. Maracaibo, C.A. Customer service and telecommunications services Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060, Venezuela	—	100.00%	100.00%	IG	—	—	—	—	0	—
S.T. Punto Fijo, C.A. Customer service and telecommunications services Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060, Venezuela	—	100.00%	100.00%	IG	—	—	—	—	0	—
S.T. Valera, C.A. Customer service and telecommunications services Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060, Venezuela	—	100.00%	100.00%	IG	—	—	—	—	0	—
S.T. Valencia, C.A. Customer service and telecommunications services Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060, Venezuela	—	100.00%	100.00%	IG	—	—	—	—	0	—
SyRed, T.E.I., C.A. Customer service and telecommunications services Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060, Venezuela	—	100.00%	100.00%	IG	—	—	—	—	0	—
Servicios Telcel Acarigua, C.A. Customer service and telecommunications services Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060, Venezuela	—	100.00%	100.00%	IG	—	—	—	—	0	—
Servicios Telcel Barquisimeto, C.A. Customer service and telecommunications services Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060, Venezuela	—	100.00%	100.00%	IG	—	—	—	—	0	—

Telefónica Móviles, S.A.

	As of December 31, 2004
	Percentage of Ownership			Consolidation	Stockholders’ Equity (Thousands of Euros)				(Thousands of Euros)	(Thousands of Euros)
Subsidiaries and their Investments	Direct	Indirect	Móviles Group	Method	Capital	Reserves	Income (Loss)	Interim Dividend	Gross Value per Telefónica Móviles, S.A. Books	Value in Consolidation
Serv. Telcel Charallave Customer service and telecommunications services Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060, Venezuela	—	100.00%	100.00%	IG	—	—	—	—	0	—
S.T. Cumana, C.A. Customer service and telecommunications services Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060, Venezuela	—	100.00%	100.00%	IG	—	—	—	—	0	—
S.T. Guarenas, C.A. Customer service and telecommunications services Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060, Venezuela	—	100.00%	100.00%	IG	—	—	—	—	0	—
S.T. Los Teques, C.A. Customer service and telecommunications services Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060, Venezuela	—	100.00%	100.00%	IG	—	—	—	—	0	—
S.T. Maracay, C.A. Customer service and telecommunications services Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060, Venezuela	—	100.00%	100.00%	IG	—	—	—	—	0	—
S.T. Margarita, C.A. Customer service and telecommunications services Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060, Venezuela	—	100.00%	100.00%	IG	—	—	—	—	0	—
S.T. Maturín, C.A. Customer service and telecommunications services Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060, Venezuela	—	100.00%	100.00%	IG	—	—	—	—	0	—
S.T. Puerto Ordaz, C.A. Customer service and telecommunications services Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060, Venezuela	—	100.00%	100.00%	IG	—	—	—	—	0	—

Telefónica Móviles, S.A.

	As of December 31, 2004
	Percentage of Ownership			Consolidation	Stockholders’ Equity (Thousands of Euros)				(Thousands of Euros)	(Thousands of Euros)
Subsidiaries and their Investments	Direct	Indirect	Móviles Group	Method	Capital	Reserves	Income (Loss)	Interim Dividend	Gross Value per Telefónica Móviles, S.A. Books	Value in Consolidation
Olympic, Ltda. (1) (5) Holding company Av. 82 Nº 10-62, piso 6	—	100.00%	100.00%	IG	25	583,497	9,217	—	—	—
Telefónica Móviles Colombia, S.A. (1) (5) Wireless communications operator Calle 100, Nº 7-33, Piso 15, Bogotá, Colombia	22.44%	77.56%	100.00%	IG	287	143,570	13,822	—	115,601	—
Bautzen Inc. (1) (5) Financial services management Panama	—	100.00%	100.00%	IG	211	(202)	—	—	—	—
Comoviles S.A. (1) (5) Telcommunications services Calle 100 Nº 7-33, piso 17, Bogotá, Colombia	—	99.97%	99.97%	IG	—	173	(2)	—	—	—
Comunicaciones Trunking, S.A. (1) (5) Provision of trunking services Calle 100 Nº 7-33, piso 17, Bogotá, Colombia	—	99.98%	99.95%	IG	18	67	(2)	—	—	—
Paracomunicar, S.A. (1) (5) Telecommunications services Calle 100 Nº 7-33, piso 16, Bogotá, Colombia	—	99.35%	99.31%	IG	—	2	—	—	—	—
Kobrocom Electrónica Ltda. (1) (5) Telecommunications services Calle 100 Nº 7-33, piso 17, Bogotá, Colombia	—	100.00%	99.95%	IG	44	(18)	1	—	—	—
Other investments	—	N/A	N/A	C	0	0	0	0	—	1,669

					3,124	2,786	2,338	(830)	1,626	(24)

(1)	Data obtained from the individual financial statements of these companies as of December 31, 2004. The data relating to companies outside the euro zone were translated to euros by applying the year-end exchange rates to capital and reserves and the average exchange rates for the period to their results.
(2)	Data obtained from the individual financial statements of these companies as of December 31, 2003.
(3)	Data obtained from the individual financial statements of these companies as of June 30, 2004.
(4)	Data obtained from the individual financial statements of these companies as of October 31, 2004.
(5)	The “Income (Loss)” column reflects the companies’ revenues and expenses from the date of acquisition of the holding or incorporation of the company through year-end.

Telefónica Móviles, S.A.

	As of December 31, 2003
	Percentage of Ownership			Consolidation	Stockholders’ Equity (Thousands of Euros)				(Thousands of Euros)	(Thousands of Euros)
Subsidiaries and Their Investments	Direct	Indirect	Móviles Group	Method	Capital	Reserves	Income (Loss)	Interim Dividend	Gross Book Value	Value in Consolidation
Brasilcel, N.V. Joint Venture Strawinskylaan 3105 - 1077ZX - Amsterdan	50.00%	—	50.00%	Proportional	100	3,796,441	1,075	—	1,899,422	—
Tagilo Participaçoes, S.A. (*) Ownership and intellectual and industrial property Rua Martiniano de Carvalho, 851, 20 andar, Parte, Bela Vista, Sao Paulo.	—	100.00%	50.00%	Proportional	96,531	5,514	4,252	(1,235)	—	—
Sudestecel Participaçoes, S.A. (*) Holding company Rua Martiniano de Carvalho, 851, 20 andar, Parte, Bela Vista, Sao Paulo.	—	89.50%	44.75%	Proportional	369,927	291	10,536	(7,009)	—	—
TeleSudesteCelularParticipaçoes,S.A.(*) Holdingcompany Praide Botafogo 501, 20 andar, partebela Vista, Sao Paulo	—	86.19%	41.94%	Proportional	213,436	277,125	45,434	(11,950)	—	—
Telerj Celular, S.A.(*) Wireless communications services operator Praia de Botafogo,501-5ºa8ºAndares, Botafogo-Riode Janeiro	—	100.00%	41.94%	Proportional	273,078	131,206	33,459	—	—	—
Telest Celular,S.A.(*) Wireless communications services operator Avda. Nossa Senhorada Penha 275-Praiade Santa Helena, Vitoria-Espiritu Santo	—	100.00%	41.94%	Proportional	41,644	18,674	12,329	—	—	—
Portelcom Fixa,S.A.(*) Holding company Av Brigadeiro Faria Lima, 2277, 15ª andar, Conj1503, Jardin Paulistano, Sao Paulo	—	100.00%	50.00%	Proportional	40,256	(938)	3,405	—	—	—
Telefónica Brasil Sul Celular Participaçoes, S.A. (*) Holding company Avda. Martiniano de Carvalho, 851, 20 andar, parte Sao Paulo, Sao Paulo	1.12%	96.26%	49.25%	Proportional	160,370	3,569	14,028	(5,171)	525	525

Telefónica Móviles, S.A.

	As of December 31, 2003
	Percentage of Ownership			Consolidation	Stockholders’ Equity (Thousands of Euros)				(Thousands of Euros)	(Thousands of Euros)
Subsidiaries and Their Investments	Direct	Indirect	Móviles Group	Method	Capital	Reserves	Income (Loss)	Interim Dividend	Gross Book Value	Value in Consolidation
Celular CRT Participaçoes, S.A. (*) Holding company Rua José Bonifacio, 245, Bon Fim, Porto Alegre - Rio Grande Do Sul	—	50.55%	25.08%	Proportional	43,267	180,821	55,642	(15,072)	—	—
Celular CRT, S.A. (*) Wireless communications services operator Rua José Bonifacio, 245, Bon Fim, Porto Alegre - Rio Grande Do Sul	—	100.00%	25.08%	Proportional	138,083	67,925	55,534	—	—	—
Iberoleste Participaçoes, S.A. (*) Holding company Rua Martiniano de Carvalho, 851, 20 andar, Parte, Bela Vista, Sao Paulo.	—	100.00%	50.00%	Proportional	130,851	(9,747)	(3,553)	—	—	—
Tele Leste Celular Participaçoes, S.A. (*) Holding company Rua Silveria Martins, n 1036, Cabula, Salvador - Bahia	—	27.70%	13.85%	Proportional	83,691	37,713	(12,081)	—	—	—
Telebahía Celular, S.A. (*) Wireless communications services operator Rua Silveria Martins, n 1036, Cabula, Salvador - Bahia	—	100.00%	13.85%	Proportional	98,058	10,161	(11,876)	—	—	—
Telergipe Celular, S.A. (*) Wireless communications services operator Avda. Francisco Porto, 686, 13 de julho - Aracaju, Sergipe	—	100.00%	13.85%	Proportional	9,495	1,643	(488)	—	—	—
Intertelecom, Ltda. (*) Holding company Rua Cubatao, 320, 4 andar, Sao Paulo, Sao Paulo	—	99.99%	49.99%	Proportional	141,262	(20,809)	(5,779)	—	—	—

Ptelecom Brasil, S.A. (*) Holding company Rua Cubatao, 320, 4 andar, Sao Paulo, Sao Paulo	—	99.99%	49.99%	Proportional	609,564	(398,447)	(9,075)	—	—	—

Telefónica Móviles, S.A.

	As of December 31, 2003
	Percentage of Ownership			Consolidation	Stockholders’ Equity (Thousands of Euros)				(Thousands of Euros)	(Thousands of Euros)
Subsidiaries and Their Investments	Direct	Indirect	Móviles Group	Method	Capital	Reserves	Income (Loss)	Interim Dividend	Gross Book Value	Value in Consolidation
Portelcom Participaçoes, S.A. (*) Holding company Av Brigadeiro Faria Lima, 2277, 15ª andar, Conj1503, Jardin Paulistano, Sao Paulo	—	100.00%	49.99%	Proportional	970,420	(125,654)	(40,436)	—	—	—
Telesp Celular Participaçoes, S.A. (*) Holding company Av. Roque Petroni Júnior, nº 1464, 6 andar-parte, bloco B, Morumbi, Sao Paulo, Sao Paulo	—	65.12%	32.56%	Proportional	1,198,572	(93,248)	(188,580)	—	—	—
Telesp Celular, S.A. (*) Holding company Av. Roque Petroni Júnior, nº 1464, 6 andar-parte, bloco B, Morumbi, Sao Paulo, Sao Paulo	—	100.00%	32.56%	Proportional	515,152	155,777	143,364	—	—	—
Global Telcom Telecom, S.A. (*) Wireless services operator Av. Higienópolis, nº 1635, Curitiba, Parana	—	100.00%	32.56%	Proportional	973,170	(582,739)	(126,238)	—	—	—
Tele Centro Oeste Celular Participações, S.A. (*) Holding company telecommunications service operator Sector Comercial Sul, Quadra 2, Bloco C, nº 226, Edif Telebrasilía Celular, 7 andar, Brasilia DF	—	28.87%	9.40%	Proportional	156,231	215,888	83,428	—	—	—
Telegoiás Celular, S.A. (*) Wireless services operator Rua 136-C, Quadra F-44, nº 150, Setor Sul Goiania, Goias	—	97.14%	9.13%	Proportional	56,324	60,616	27,468	—	—	—
Telemat Celular, S.A. (*) Wireless services operator Av. Getúlio Vargas, nº 1,300, Centro, Cuibá, Matogrosso	—	97.83%	9.20%	Proportional	31,063	36,030	16,636	—	—	—
Telems Celular, S.A. (*) Wireless services operator Av. Alfonso Pena, nº 2,386, Ed Dolor de Andrade, Campo Grrande, Matogrosso Do Sul	—	98.54%	9.26%	Proportional	27,196	26,340	11,688	—	—	—

Telefónica Móviles, S.A.

	As of December 31, 2003
	Percentage of Ownership			Consolidation	Stockholders’ Equity (Thousands of Euros)				(Thousands of Euros)	(Thousands of Euros)
Subsidiaries and Their Investments	Direct	Indirect	Móviles Group	Method	Capital	Reserves	Income (Loss)	Interim Dividend	Gross Book Value	Value in Consolidation
Teleron Celular, S.A. (*) Wireless services operator Av. Getúlio Vargas, 1941, Porto Velho, Rondonia	—	97.23%	9.14%	Proportional	8,762	7,455	4,200	—	—	—
Teacre Celular, S.A. (*) Wireless services operator Rua Minas Gerais, nº 64, Ivete Vargas, Rio Branco-Acre	—	98.35%	9.24%	Proportional	4,009	4,801	2,138	—	—	—
Norte Brasil Telecom, S.A. (*) Wireless services operator Travessa Padre Eutíquio, nº 1,226, Barrio Batista Campos, Belém, Para	—	100.00%	9.40%	Proportional	49,328	4,611	4,076	—	—	—
Tele Centro Oeste IP, S.A. (*) Wireless services operator AC/ Sul Quadra 02, Bloco C, nº 256, 3º Pavimento, Ed Toufic, Plano Piloto, Brasilia, DF	—	99.99%	9.40%	Proportional	274	(683)	(992)	—	—	—
Telefónica Móviles El Salvador Holding, S.A. de C.V. (*) Holding company Alameda Roosvelt y Avenida Sur. Torre Telefónica nivel 10 - San Salvador	100.00%	—	100.00%	Full	124,563	(3,671)	(1,309)	—	136,638	—
Telefónica Móviles El Salvador, S.A. de C.V. (*) Provision of wireless communications and international long-distance services Alameda Roosvelt y Avenida Sur. Torre Telefónica nivel 10 - San Salvador	—	90.30%	90.30%	Full	94,179	(62,499)	(11,881)	—	101,234	—
TCG Holdings, S.A. (*) Holding company Bulevar Los Próceres 5-56 Zona 10 - Unicentro nivel 11, Ciudad de Guatemala	100.00%	—	100.00%	Full	206,682	(915)	(404)	—	238,540	—

Telefónica Móviles, S.A.

	As of December 31, 2003
	Percentage of Ownership			Consolidation	Stockholders’ Equity (Thousands of Euros)				(Thousands of Euros)	(Thousands of Euros)
Subsidiaries and Their Investments	Direct	Indirect	Móviles Group	Method	Capital	Reserves	Income (Loss)	Interim Dividend	Gross Book Value	Value in Consolidation
Telefónica Centroamérica Guatemala, S.A. (*) Provision of wireless and wireline communications and radio-paging services Bulevar Los Próceres 5-56 Zona 10 - Univentro Nivel 11, Ciudad de Guatemala	—	100.00%	100.00%	Full	201,355	(91,807)	(21,828)	—	201,347	—
Telescucha, S.A. (*) Provision of telecommunications and paging services Bulevar Los Próceres 5-56 Zona 10 - Univentro Nivel 11, Ciudad de Guatemala	—	100.00%	100.00%	Full	2,491	(1,538)	(127)	—	2,491	—
Infraestructura Internacional, S.A.(*) Provision of telecommunications and paging services Bulevar Los Próceres 5-56 Zona 10 - Univentro Nivel 11, Ciudad de Guatemala	—	70.00%	70.00%	Full	428	(105)	(41)	—	299	—
Telefónica Móviles España, S.A.U. (*) Provision of wireless communications services Plaza de la Independencia, 6 - Pta. 5 - 28001 MADRID	100.00%	—	100.00%	Full	423,343	(2,868,328)	1,856,632	—	933,211	—
Spiral Investment, B.V. (*) Strawinskylaan 3105 - 1077ZX - Amsterdan	—	100.00%	100.00%	Full	38,535	(132,385)	250	—	42,690	—
3G Mobile AG (*)	—	100.00%	100.00%	Full	35,368	(73,985)	(4,055)	—	90,872	—
MobiPay España, S.A. (*) Provision of wireless telephony payment services Avda. Europa, 20 - Alcobendas - Madrid	—	13.33%	13.33%	EM	15,048	—	(5,746)	—	3,237	1,240
Mediaways UK (*)	—	100.00%	100.00%	C	—	—	—	—	—	—
Solivella Investment, B.V. (*) Strawinskylaan 3105 - 1077ZX - Amsterdan	—	100.00%	100.00%	Full	880,699	(1,497,288)	(55,930)	—	891,787	—
Ipse 2000, S.p.A. (*) Installation and execution of third-generation wireless communications systems Piazza dei Capprettari, 70 - Roma	—	45.59%	45.59%	EM	2,150,000	303,872	(2,280,125)	—	1,218,147	79,221
Group 3G UMTS Holding, GmbH (*) Network development and provision of third-generation communications services Lilienthalallee, 40 – Munich	—	57.20%	57.20%	Full	250,025	(10,157,736)	91	—	5,540,061	—

Telefónica Móviles, S.A.

	As of December 31, 2003
	Percentage of Ownership			Consolidation	Stockholders’ Equity (Thousands of Euros)				(Thousands of Euros)	(Thousands of Euros)
Subsidiaries and Their Investments	Direct	Indirect	Móviles Group	Method	Capital	Reserves	Income (Loss)	Interim Dividend	Gross Book Value	Value in Consolidation
Quam, GmbH (*) Provision of UMTS services Munich	—	100.00%	57.20%	Full	250,025	(250,025)	(41,489)	—	—	—
Opco Mobile Services GmbH (*) Provision of UMTS services Munich	—	100.00%	57.20%	Full	50	—	—	—	—	—
Médi Telecom, S.A. (*) Provision of wireless communications services Twin Center, Tour A. Angle Bd Zertouni et El Massira El Kadra Casablanca	—	32.18%	32.18%	EM	796,968	(551,745)	(123,793)	—	274,653	38,624
Gruppo 3G, S.R.L. Via Lepetit, 4 - Milán	—	100.00%	100.00%	C	67	(12)	—	—	103	103
Tempos 21 Innovación en Aplicaciones Móviles, S.A. (*) Research, development and commercial operation of wireless services and applications. Avda. Diagonal, 640 - Barcelona	—	38.50%	38.50%	C	13,224	(977)	(5,302)	—	5,091	3,489
Main Instituto Superior de Tecnología y Empresa, S.L. (*) Educational programs relating to new corporate technologies Españoleto, 19 - Madrid	—	20.00%	20.00%	C	750	(744)	(37)	—	150	(59)
Telefónica Móviles Interacciona, S.A. (*) Advisory services for wireless environment engineering Gran Vía, 28 - 28013 Madrid	—	100.00%	100.00%	Full	3,997	(56,566)	(22,836)	—	—	—
Terra Mobile Brasil, Ltd. (*)	—	100.00%	100.00%	Full	5,598	(5,609)	28	—	7,514	—
I.O.Box Deutschland, GmbH (*)	—	100.00%	100.00%	Full	25	(188)	182	—	5,859	—
Simpay Wireless payment systems 62-65 Chandos Place, London WC2N 4LP	25.00%	—	25.00%	C	—	—	—	—	—	—

Telefónica Móviles, S.A.

	As of December 31, 2003
	Percentage of Ownership			Consolidation	Stockholders’ Equity (Thousands of Euros)				(Thousands of Euros)	(Thousands of Euros)
Subsidiaries and Their Investments	Direct	Indirect	Móviles Group	Method	Capital	Reserves	Income (Loss)	Interim Dividend	Gross Book Value	Value in Consolidation
Omicron Ceti, S.L. (*) Holding company José Abascal, Madrid	100.00%	—	100.00%	C	3	—	(1)	—	4	4
Telefónica Móviles Puerto Rico, Inc. (*) Ownership of holdings in Puerto Rican wireless communications operators Metro Office Park Calle Edificio #17, Suite 600 - 00968 Guaynabo	100.00%	—	100.00%	Full	600	10	(95)	—	639	—
Telefónica Móviles USA, Inc. Telecommunications advisory services 1221 Brickell Avenue - Miami - Florida	100.00%	—	100.00%	Full	—	(915)	(83)	—	751	—
TELCA Gestión, S.A. de C.V. Telecommunications services management and advice 63 Avda. Sur y Alameda Roosevelt, Torre B nivel 10 - San Salvador	100.00%	—	100.00%	C	18	—	—	—	24	24
MobiPay Internacional, S.A. (*) Provision of wireless telephony payment system services	36.05%	—	36.05%	EM	32,256	(12,623)	(7,899)	—	12,168	4,230
Telefónica Móviles Perú Holding, S.A.C. (*) Holding company Avda. Arequipa, 1155 Lima, 01	97.97%	—	97.97%	Full	184,003	20,161	14,679	—	254,457	—
Telefónica Móviles, S.A.C. (*) Provision of wireless communications services Avda. Arequipa, 1155 Lima, 01	—	100.00%	97.97%	Full	196,253	8,128	14,778	—	—	—
Telefónica Móviles Argentina, S.A. (*) Holding company Ing HUergo 723,piso 17-Capital Federal-Argentina	97.93%	—	97.93%	Full	141,154	(674,641)	56,968	—	495,786	—
Telefónica Comunicaciones Personales, S.A. (*) Provision of wireless communications services Ing HUergo 723,piso 17-Capital Federal-Argentina	—	100.00%	97.93%	Full	144,580	(677,713)	57,036	—	—	—
Radio Servicios, S.A. (*) Inactive Ing HUergo 723,piso 17-Capital Federal-Argentina	—	99.99%	97.92%	EM	268	(310)	(4)	—	—	(45)

Telefónica Móviles, S.A.

	As of December 31, 2003
	Percentage of Ownership			Consolidation	Stockholders’ Equity (Thousands of Euros)				(Thousands of Euros)	(Thousands of Euros)
Subsidiaries and Their Investments	Direct	Indirect	Móviles Group	Method	Capital	Reserves	Income (Loss)	Interim Dividend	Gross Book Value	Value in Consolidation
Radio Móvil Digital Argentina, S.A. (*) Telecommunications under SRCE license (trunking) Ing HUergo 723,piso 17-Capital Federal-Argentina	—	99.99%	97.92%	EM	1,690	(3,209)	(113)	—	—	(1,619)
Telefónica de Centroamérica, S.L. (*) Inactive Gran Vía, nº 28, Madrid	100.00%	—	100.00%	C	500	10	(127)	—	1,326	1,326

Telefónica Móviles Holding Uruguay, S.A. (*) Inactive Plza de la Independencia 8, planta baja, Montevideo	100.00%	—	100.00%	C	18	(10)	(1)	—	50	50
Telefónica Móviles Uruguay, S.A. (*) Inactive Plza de la Independencia 8, planta baja, Montevideo	—	100.00%	100.00%	C	19	(10)	(1)	—	—	—
Paging de Centroamérica, S.A. Provision of telecommunications and paging services Bulevar Los Próceres 5-56 Zona 10 - Univentro Nivel 11, Ciudad de Guatemala	100.00%	—	100.00%	C	—	—	—	—	1	1
Telefónica Soporte y Tecnología, S.A. Provision of telecommunications and paging services Bulevar Los Próceres 5-56 Zona 10 - Univentro Nivel 11, Ciudad de Guatemala	99.99%	—	99.99%	C	—	—	—	—	1	1
Telefónica Móviles México, S.A. de C.V. (*) Holding company Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120	92.00%	—	92.00%	Full	1,483,310	(131,215)	(530,032)	—	998,991	—
Telefónica Finanzas México, S.A. de C.V. (*) Promotion, constitution, use and operation of and investment in companies’ capital stock Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120	—	100.00%	92.00%	Full	52	2,114	4,553	—	—	—

Telefónica Móviles, S.A.

	As of December 31, 2003
	Percentage of Ownership			Consolidation	Stockholders’ Equity (Thousands of Euros)				(Thousands of Euros)	(Thousands of Euros)
Subsidiaries and Their Investments	Direct	Indirect	Móviles Group	Method	Capital	Reserves	Income (Loss)	Interim Dividend	Gross Book Value	Value in Consolidation
Baja Celular Mexicana, S.A. de C.V. (*) Provision of cellular telephony services Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120	—	100.00%	92.00%	Full	99,764	5,266	(20,967)	—	—	—
Baja Celular Servicios Corporativos, S.A. de C.V. (*) Promotion, organization and administration of all kinds of corporations or general partnerships Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120	—	100.00%	92.00%	Full	2	517	(45)	—	—	—
Tamcel, S.A. de C.V. (*) Holding company Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120	—	99.99%	92.00%	Full	40,242	(6,535)	(12,516)	—	—	—
Movitel de Noroeste, S.A. de C.V. (*) Provision of cellular telephony services Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120	—	90.00%	82.80%	Full	14,451	14,090	(15,410)	—	—	—
Movicelular, S.A. de C.V. (*) Technical, administrative, advisory and supervisory services Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120	—	90.00%	82.80%	Full	4	(223)	9	—	—	—
Moviservicios, S.A. de C.V. (*) Technical, administrative, advisory and supervisory services Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120	—	90.00%	82.80%	Full	4	427	97	—	—	—
Corporativo Integral de Comunicación, S.A. De C.V. Holding company Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120	—	100.00%	92.00%	Full	7,043	(7,666)	(4,873)	—	—	—

Telefónica Móviles, S.A.

	As of December 31, 2003
	Percentage of Ownership			Consolidation	Stockholders’ Equity (Thousands of Euros)				(Thousands of Euros)	(Thousands of Euros)
Subsidiaries and Their Investments	Direct	Indirect	Móviles Group	Method	Capital	Reserves	Income (Loss)	Interim Dividend	Gross Book Value	Value in Consolidation
Telefonía Celular del Norte, S.A. de C.V. (*) Provision of cellular telephony services Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120	—	100.00%	92.00%	Full	25,627	(44,428)	(23,217)	—	—	—
Todo para Celulares, S.A. de C.V. (*) Manufacture, distribution and retailing of all systems associated with mobile telephones and their accessories Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120	—	100.00%	92.00%	Full	—	69	(31)	—	—	—
Grupo Corporativo del Norte, S.A. de C.V. (*) Acquisition, disposal and custody of securities Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120	—	100.00%	92.00%	Full	5,272	(5,069)	(15,634)	—	—	—
Celular de Telefonía, S.A. de C.V. (*) Provision of cellular telephony services Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120	—	100.00%	92.00%	Full	12,392	10,833	(59,717)	—	—	—
Soluciones Celulares, S.A. de C.V. (*) Holding company Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120	—	100.00%	92.00%	Full	1,857	(486)	(43)	—	—	—
Enlaces del Norte, S.A. de C.V. (*) Acquisition, disposal and custody of securities Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120	—	94.90%	87.31%	Full	37	1,967	722	—	—	—
Grupo de Telecomunicaciones Mexicanas, S.A. de C.V. (*) Provision of cellular telephony services Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120	—	100.00%	89.61%	Full	10	11,001	2,456	—	—	—

Telefónica Móviles, S.A.

	As of December 31, 2003
	Percentage of Ownership			Consolidation	Stockholders’ Equity (Thousands of Euros)				(Thousands of Euros)	(Thousands of Euros)
Subsidiaries and Their Investments	Direct	Indirect	Móviles Group	Method	Capital	Reserves	Income (Loss)	Interim Dividend	Gross Book Value	Value in Consolidation
Pegaso Telecomunicaciones, S.A. de C.V. (*) Installation, maintenance and operation of public or private telecommunications networks Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120	—	100.00%	92.00%	Full	743,699	(886,795)	(326,566)	—	—	—
Pegaso Comunicaciones y Sistemas, S.A. de C.V. (*) Provision of cellular telephony services Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120	—	100.00%	92.00%	Full	589,384	(821,263)	(304,630)	—	—	—
Pegaso PCS, S.A. de C.V. (*) Provision of cellular telephony services Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120	—	100.00%	92.00%	Full	10,568	(30,986)	(21,149)	—	—	—
Pegaso Recursos Humanos, S.A. de C.V. (*) Provision of professional technical services for the deployment of public telecommunications networks Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120	—	100.00%	92.00%	Full	2,320	(2,076)	909	—	—	—
Pegaso Finanzas, S.A. de C.V. (*) Obtainment of funding and loans and grant of loans to entities with which it has business relationships Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120	—	100.00%	92.00%	Full	4	—	—	—	—	—
Pegaso Finco I, S.A. de C.V. (*) Operation of public telecommunications networks and of frequency bands Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120	—	100.00%	92.00%	Full	4	—	—	—	—	—
Activos para Telecomunicación., S.A. de C.V. Provision of wireless telecommunications services Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120	—	100.00%	92.00%	Full	—	—	—	—	—	—

Telefónica Móviles, S.A.

	As of December 31, 2003
	Percentage of Ownership			Consolidation	Stockholders’ Equity (Thousands of Euros)				(Thousands of Euros)	(Thousands of Euros)
Subsidiaries and Their Investments	Direct	Indirect	Móviles Group	Method	Capital	Reserves	Income (Loss)	Interim Dividend	Gross Book Value	Value in Consolidation
Telecomunicaciones Punto a Punto Mexico, S.A. de C.V. Provision of wireless telecommunications services Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120	—	100.00%	92.00%	Full	—	—	—	—	—	—
Telefónica Móviles Soluciones y Aplicaciones, S.A. (*)	100.00%	—	100.00%	Full	9,158	532	1,327	—	9,500	—
Other investments	—	N/A	N/A	C	—	—	—	—	1,840	294
Other investments	—	N/A	N/A	EM	—	—	—	—	—	—

(*)	Data obtained from the individual financial statements of these companies as of December 31, 2003. The data relating to companies located outside the eurozone were expressed in euros by translating the capital and reservess at the year-end exchange rates and the income (loss) at the average exchange rates for the year.

Telefónica Móviles, S.A.

	As of December 31, 2002
	Percentage of Ownership		Móviles	Consolidation	Stockholders’ Equity ( Thousands of Euros)				(Thousands of Euros)	(Thousands of Euros)
Subsidiaries and Their Investments	Direct	Indirect	Group	Method	Capital	Reserves	Income (loss)	Interim Dividend	Gross Book Value	Value in Consolidation
Brasilcel, N.V.	50.00%	—	50.00%	Full	100	3,796,450	(9)	—	1,899,422	—
Tagilo Participaçoes, S.A. (*)	—	100.00%	50.00%	Full	95,064	5,435	721	(540)	—	—
SudesteCel Participaçoes, S.A. (*)	—	89.50%	44.75%	Full	364,307	379	12	(93)	—	—
Tele Sudeste Cecular Participaçoes,S.A. (*)	—	85.59%	41.79%	Full	184,954	284,623	52,194	(28,035)	—	—
Telerj Celular, S.A. (*)	—	100.00%	41.79%	Full	245,356	130,906	48,719	(8,592)	—	—
Telest Celular, S.A. (*)	—	100.00%	41.79%	Full	39,346	29,344	(2,602)	—	—	—
Portelcom Fixa, S.A. (*)	—	100.00%	50.00%	Full	39,644	(2,904)	2,011	—	—	—
TBS Celular Participaçoes, S.A.(*)	—	96.26%	48.13%	Full	157,933	2,924	4,103	(2,324)	—	—
Celular CRT Participaçoes, S.A. (*)	—	49.38%	24.24%	Full	36,308	155,250	53,650	(10,154)	—	—
Celular CRT, S.A. (*)	—	100.00%	24.24%	Full	127,001	60,296	54,154	(7,746)	—	—
Ibero Leste Participaçoes, S.A. (*)	—	100.00%	50.00%	Full	128,863	(8,887)	(958)	—	—	—
Tele Leste Celular Participaçoes, S.A. (*)	—	27.70%	13.85%	Full	82,420	38,070	(1,856)	—	—	—
Telebahia Celular, S.A. (*)	—	100.00%	13.85%	Full	96,568	31,737	(29,602)	—	—	—
Telergipe Celular, S.A. (*)	—	100.00%	13.85%	Full	9,351	1,312	413	—	—	—
Intertelecom Ltda.(*)	—	99.99%	49.99%	Full	139,116	(14,753)	(7,787)	—	—	—
Ptelecom Brasil, S.A. (*)	—	99.99%	49.99%	Full	600,304	(368,225)	(32,650)	—	—	—
Portelcom Participaçoes, S.A. (*)	—	100.00%	49.99%	Full	955,677	(73,877)	(67,558)	—	—	—
Telesp Celular Participaçoes, S.A. (*)	—	65.12%	32.56%	Full	1,180,405	209,712	(414,587)	—	—	—
Telesp Celular S.A.(*)	—	100.00%	32.56%	Full	507,326	308,430	91,036	—	—	—
Daini do Brasil S.A.(*)	—	100.00%	32.56%	Full	120,752	(219,580)	277,558	—	—	—
Global Telcom Telecom S.A. (*)	—	100.00%	32.56%	Full	22,121	(44,920)	57,761	—	—	—
Inepar S.A. Part. Invest. de Telecom (*)	—	100.00%	32.56%	Full	11,099	(26,844)	32,047	—	—	—
Global Telecom S.A. (*)	—	100.00%	32.56%	Full	897,963	(357,536)	(280,257)	—	—	—
TES Holding, S.A. de C.V. (*)	100.00%	—	100.00%	Full	150,019	(2,887)	(1,709)	—	136,638	—
Telefónica Móviles El Salvador, S.A. de C.V. (*)	—	90.30%	90.30%	Full	113,426	(61,968)	(13,840)	—	121,919	—
TCG Holdings, S.A. (*)	100.00%	—	100.00%	Full	230,511	(635)	(557)	—	216,008	—
Telefónica Centroamérica Guatemala, S.A. (*)	—	100.00%	100.00%	Full	223,871	(96,036)	(20,321)	—	223,871	—
Telescucha, S.A. (*)	—	100.00%	100.00%	Full	3,105	(2,231)	344	—	3,105	—
Telefónica Móviles España, S.A., Sole-Stockholder Company (*)	100.00%	—	100.00%	Full	423,343	481,960	(3,350,288)	—	933,211	—
Serea Investments B.V. (*)	—	100.00%	100.00%	Full	53	7,188	(7,192)	—	60	—

Telefónica Móviles, S.A.

	As of December 31, 2002
	Percentage of Ownership		Móviles	Consolidation	Stockholders’ Equity (Thousands of Euros)				(Thousands of Euros)	(Thousands of Euros)
Subsidiaries and Their Investments	Direct	Indirect	Group	Method	Capital	Reserves	Income (loss)	Interim Dividend	Gross Book Value	Value in Consolidation
ST 3G, S.A.	—	40.00%	40.00%	C	—	—	—	—	—	—
Nuevo Cosmos	—	100.00%	100.00%	C	60	—	—	—	61	61
Spiral Investments B.V.(*)	—	100.00%	100.00%	Full	38,535	(15,671)	(118,929)	—	38,535	—
3G Mobile AG (*)	—	100.00%	100.00%	Full	37,937	36,836	(118,224)	—	86,765	—
Mobipay España, S.A.(*)	—	13.33%	13.33%	EM	20,495	(880)	(4,566)	—	2,733	2,006
Telefónica UK	—	100.00%	100.00%	C	—	—	—	—	—	—
3G Mobile Telecommunications GmbH (*)	—	100.00%	100.00%	Full	32,000	26,016	(157,261)	—	68,543	—
Solivella Investments B.V (*)	—	100.00%	100.00%	Full	880,699	(45,781)	(1,462,576)	—	880,660	—
Ipse 2000, S.p.A. (*)	—	45.59%	45.59%	EM	2,150,000	289,326	(167,979)	—	1,143,832	1,013,691
Group 3G UMTS Holding GmbH (*)	—	57.20%	57.20%	Full	250,025	8,658,675	(8,968,360)	—	5,518,961	—
Group 3G UMTS Gmbh (*)	—	100.00%	57.20%	Full	250,025	8,782,211	—	—	9,247,232	—
Opco Mobile Services GmbH (*)	—	100.00%	57.20%	Full	50	(1)	—	—	50	—
Medi Telecom, S.A (*)	—	31.34%	31.34%	EM	780,717	(394,495)	(168,038)	—	253,419	62,886
Setaber Investments B.V (*)	—	100.00%	100.00%	C	55	(22)	(20)	—	55	26
Senda Investments B.V. (*)	—	50.00%	50.00%	C	545	(515)	(40)	—	65	(278)
Gruppo 3G, SRL (*)	—	100.00%	100.00%	C	67	—	(12)	—	103	103
Tempos 21, S.A.	—	38.50%	38.50%	C	13,224	—	(974)	—	5,091	4,717
Main Ito. Sup. Tecnología y Empresa, S.L,	—	20.00%	20.00%	C	750	(189)	(548)	—	150	—
Telefónica Mobile Solutions, S.A. (*)	100.00%	—	100.00%	Full	60	102	(12,400)	—	60	—
Telefónica Mobile Solutions Chile, S.A.C.(*)	—	99.90%	99.90%	Full	133	15	(1,071)	—	189	—
Telefónica Moblie Solutions Peru, S.A.C. (*)	—	99.90%	99.90%	Full	—	259	(14)	—	—	—
Telefónica Mobile Solutions Brasil, L.T.D.A.(*)	—	99.90%	99.90%	Full	3	149	(1,438)	—	5	—
Telefónica Mobile Solutions Argentina, S.A. (*)	—	99.90%	99.90%	Full	3	—	(140)	—	13	—
Terra Mobile, S.A. (*)	80.00%	—	80.00%	Full	3,597	135,023	(231,250)	—	201,770	—
Terra Mobile, Brasil Ltd.(*)	—	100.00%	80.00%	Full	4,785	(1,527)	(9,953)	—	6,727	—
Termespa, S.A.U. (*)	—	100.00%	80.00%	Full	6,100	(1,845)	(3,601)	—	6,100	—
Terra Mobile (Finland) Oy (*)	—	100.00%	80.00%	Full	908	(850)	36	—	1,408	—
Terra Mobile UK Ltd.(*)	—	100.00%	80.00%	Full	22,749	(13,794)	(9,542)	—	8,831	—
Iobox Deutschland GmbH (*)	—	100.00%	80.00%	Full	25	5,884	(6,344)	—	5,587	—
Telefónica Móviles USA, Inc (*)	100.00%	—	100.00%	Full	—	(1,101)	(100)	—	—	—
TELCA Gestion Guatemala, S.A. (*)	100.00%	—	100.00%	Full	—	—	—	—	—	—
TELCA Gestion, S.A. de C.V. (*)	100.00%	—	100.00%	Full	22	1	(1)	—	24	—

Telefónica Móviles, S.A.

	As of December 31, 2002
	Percentage of Ownership		Móviles	Consolidation	Stockholders’ Equity (Thousands of Euros)				(Thousands of Euros)	(Thousands of Euros)
Subsidiaries and Their Investments	Direct	Indirect	Group	Method	Capital	Reserves	Income (loss)	Interim Dividend	Gross Book Value	Value in Consolidation
MobiPay Internacional, S.A.(*)	36.00%	—	36.00%	EM	30,051	(2,663)	(11,460)	—	10,818	5,733
Telefónica Móviles Peru Holding, S.A.A.(*)	97.97%	—	97.97%	Full	214,103	11,316	13,520	—	254,457	—
Telefónica Móviles, S.A.C.(*)	—	100.00%	97.97%	Full	228,357	15,367	1,440	—	—	—
Telefónica Móviles Argentina, S.A.(*)	97.93%	—	97.93%	Full	147,804	(64,961)	(760,052)	—	495,786	—
Telefónica Comunicaciones Personales, S.A. (*)	—	100.00%	97.93%	Full	151,391	(68,223)	(760,173)	—	—	—
Radio Servicios, S.A. (*)	—	99.99%	97.92%	EM	280	(322)	(2)	—	—	—
Radio Móvil Digital Argentina, S.A.(*)	—	99.99%	97.92%	EM	1,770	(3,117)	(97)	—	—	—
Telefónica de Centroamérica, S.L.	100.00%	—	100.00%	C	—	—	—	—	1,326	1,326
Telefónica Móviles Holding Uruguay, S.A. (*)	100.00%	—	100.00%	C	22	(3)	(11)	—	50	50
Telefonica Móviles Uruguay (*)	—	100.00%	100.00%	C	23	(3)	(11)	—	—	—
Paging de Centroamérica, S.A.	100.00%	—	100.00%	C	—	—	—	—	1	1
Telefonica Soporte y Tecnología, S.A.	99.99%	—	99.99%	C	—	—	—	—	1	1
Telefónica Móviles México, S.A. de C.V.(*)	92.00%	—	92.00%	Full	1,874,455	—	(180,563)	—	995,616	—
Telefónica Finanzas México (*)	—	100.00%	92.00%	Full	51	—	2,036	—	—	—
Baja Celular Mexicana, S.A. de C.V. (*)	—	100.00%	92.00%	Full	126,071	29,961	(27,917)	—	—	—
Baja Celular Servicios Corporativos, S.A. de C.V. (*)	—	100.00%	92.00%	Full	3	513	156	—	—	—
Tamcel, S.A. de C.V. (*)	—	99.99%	92.00%	Full	48,075	6,271	(13,053)	—	—	—
Movitel de Noroeste, S.A. de C.V. (*)	—	90.00%	82.80%	Full	17,263	32,874	(15,624)	—	—	—
Movicelular, S.A. de C.V. (*)	—	90.00%	82.80%	Full	5	(297)	18	—	—	—
Moviservicios, S.A. de C.V. (*)	—	90.00%	82.80%	Full	5	242	332	—	—	—
Corporativo Integral Comunicación, S.A. de C.V. (*)	—	100.00%	92.00%	Full	8,228	(7,916)	(4,366)	—	—	—
Telefonía Celular del Norte, S.A. de C.V. (*)	—	100.00%	92.00%	Full	29,942	(28,457)	(20,802)	—	—	—
Todo para Celulares, S.A. de C.V.(*)	—	100.00%	92.00%	Full	—	108	(24)	—	—	—
Grupo Corporativo del Norte, S.A. de C.V. (*)	—	100.00%	92.00%	Full	6,236	5,862	(15,323)	—	—	—
Celular de Telefonía, S.A. de C.V. (*)	—	100.00%	92.00%	Full	53,899	(7,691)	(58,531)	—	—	—
Soluciones Celulares, S.A. de C.V. (*)	—	100.00%	92.00%	Full	2,169	(1,198)	519	—	—	—
Enlaces del Norte, S.A. de C.V. (*)	—	94.90%	87.31%	Full	5	179	2,353	—	—	—
Grupo de Telecomunicaciones Mexicanas, S.A. de C.V. (*)	—	100.00%	92.00%	Full	5	9,396	5,838	—	—	—
Pegaso Telecomunicaciones, S.A. de C.V. (*)	—	100.00%	92.00%	Full	939,810	(315,566)	(896,316)	—	—	—
Pegaso Comunicaciones y Sistemas, S.A. de C.V. (*)	—	100.00%	92.00%	Full	744,802	(294,985)	(827,018)	—	—	—
Pegaso PCS, S.A. de C.V.(*)	—	100.00%	92.00%	Full	13,354	(15,653)	(26,109)	—	—	—

Telefónica Móviles, S.A.

	As of December 31, 2002
	Percentage of Ownership		Móviles	Consolidation	Stockholders’ Equity (Thousands of Euros)				(Thousands of Euros)	(Thousands of Euros)
Subsidiaries and Their Investments	Direct	Indirect	Group	Method	Capital	Reserves	Income (loss)	Interim Dividend	Gross Book Value	Value in Consolidation
Pegaso Recursos Humanos, S.A. de C.V. (*)	—	100.00%	92.00%	Full	2,931	(781)	(2,123)	—	—	—
Pegaso Finanzas, S.A. de C.V. (*)	—	100.00%	92.00%	Full	5	—	—	—	—	—
Pegaso Finco I, S.A. de C.V. (*)	—	100.00%	92.00%	Full	5	—	—	—	—	—
Telefónica Móviles Aplicaciones y Soluciones, S.A. (*)	100.00%	—	100.00%	Full	8,567	214	501	—	9,215	—
Other companies accounted for by the equity method	—	N/A	N/A	C	—	—	—	—	88	(370)
Other companies carried at cost	—	N/A	N/A	EM	—	—	—	—	N/A	(1,471)

(*)	Data obtained from the individual financial statements of these companies as of December, 31 2002. The data relating to companies located outside the eurozone were expressed in euros by translating the capital and reserves at the year-end exchange rates and the income (loss) at the average exchange rates for the year.

IPSE 2000 S.p.A.

Financial Statements as of December 31, 2002

The Financial Statements have been extracted and translated into the English language, from the Official Financial Statements filed with Italian Authorities, and updated in order to consider subsequent events occurred between July 8, 2002 and June 15, 2005.

No adjustments have been reported to the figures included in the financial statements filed with the Italian Authorities.

INDEX

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002

INDEPENDENT AUDITORS REPORT	A-4

BALANCE SHEET	A-5

INCOME STATEMENT	A-7

CASH FLOW STATEMENT	A-8

NOTES TO THE FINANCIAL STATEMENTS

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of

Ipse 2000 S.p.A.:

We have audited the accompanying balance sheet of Ipse 2000 S.p.A. (the “Company” or “Ipse”) as of December 31, 2002 and the related statements of income and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (“US GAAS”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles in Italy.

The abovementioned financial statements in accordance with Italian GAAP vary in certain respects from accounting principles generally accepted in the United States of America (“US GAAP”). A description of these differences and adjustments required to conform the net loss for the period ended December 31, 2002 and shareholders’ equity as of December 31, 2002 to U.S. GAAP are set forth in the notes to the financial statements.

As discussed in the notes to the financial statements, the Company and Rete Ferroviaria Italiana (RFI) have reached a settlement on March 2005, which was formalized and executed on May 9, 2005, regarding the dispute that both parties had since November 27, 2003, when Ipse exercised its withdrawal rights according to the agreement previously signed between them. The effect of the settlement will be recorded as a loss of approximately 40 million Euros in Ipse’s 2004 financial statements.

As discussed in the notes to the financial statements, on October 29, 2002, Ipse notified the Ministry of Communications of its intention to relinquish its right to be allocated and hold additional 2x5MHz spectrum. The Company, supported by expert legal advice, did not consider that any formal acceptance by the Ministry of Communications or the Telecommunications Authority was necessary. However, the Italian authorities challenged this decision. As of the date of this auditors’ report this issue remains unsolved.

As discussed in the notes to the financial statements, in 2003 and 2004 the Company decided to revise its strategy and prepared new business plans for which the main assumptions are detailed in the notes to the financial statements. The reasons for this change were the continuing slowdown in the main industrial economies, changes in the financial markets and specific delays in the UMTS market and the provisions of a set of EU directives enacted in 2003, which allow so-called “spectrum trading” activities.

The main consequences of these changes, as discussed in the notes to the financial statements, were the intention to become an operator subject to a definitive transference of the Company’s spectrum and the impairment of the UMTS license by approximately EUR 2,073 million, as reflected by the financial statement for fiscal year 2002.

Additionally as at June 30, 2004, the Company did not comply with the coverage obligation set forth by article 8 of the terms and conditions of the UMTS license. The Company is of the opinion that it is not required to fulfill the original coverage obligation provided for by the UMTS license. However, as indicated in the notes to the financial statements, the Italian authorities disagreed with this opinion and have asked Ipse for the fulfillment of the coverage obligation indicating that failure to comply with coverage obligations may result in sanctions, up to and including the revocation of the License.

In September 2004, Ipse received expressions of interest for the acquisition of a block of frequencies. At the same time, negotiations were initiated between some of the Company’s shareholders and third parties to sell 100% of Ipse’s equity. None of these potential transactions have occurred as of the date of this auditors’ report.

DELOITTE & TOUCHE S.p.A.

Roma, Italy

July 8, 2003 (June 15, 2005, as to Notes of “Subsequent events occurred between July 8, 2003 and June 15, 2005” and “U.S. GAAP reconciliation”)

Financial statements as of December 31, 2002

BALANCE SHEET - ASSETS	31.12.2003	31.12.2002	31.12.2001
(Euro)	Unaudited (*)		Unaudited (*)
A) UNPAID CALLED-UP SHARE CAPITAL	—	—	—

B) FIXED ASSETS
I- Intangible fixed assets
1) start-up and expansion costs	25.141	50.282	75.423
2) research, development and advertising expenses	—	—	1.642.523
3) industrial patents and intellectual property rights	90.204	339.131	3.226.692
4) permits, licenses, trademarks and similar rights	450.430.431	450.430.431	3.557.969.954
6) intangible fixed assets in process and advances	—	—	39.051.270
7) other	—	4.196.864	22.607.777

	450.545.777	455.016.709	3.624.573.639

II- Tangible fixed assets
2) plant and machinery	496	319.488	16.908.660
3) industrial and commercial equipment	7.528	283.062	345.446
4) other	273.690	3.137.107	10.192.279
5) tangible fixed assets under construction and advances	—	—	399.702

	281.714	3.739.657	27.846.087

III- Fixed asset investments
5) long Term Deposit	10.053.369	9.852.137	9.612.001

	10.053.369	9.852.137	9.612.001

Total fixed assets (B)	460.880.859	468.608.503	3.662.031.727

C) CURRENT ASSETS
I- Inventories
4) finished goods and goods for resale	—	—	1.211.717

	—	—	1.211.717

II- Receivables
1) due from customers	616.589	2.801.452	10.729.541
5) due from others	128.021.973	107.494.071	73.776.919

	128.638.562	110.295.522	84.506.460

III- Short-term investments
7) Short term deposits			14.500.000

	—	—	14.500.000

IV- Cash on hand and in banks
1) bank and post office deposits	1.744.644	12.054.931	3.667.149
3) cash and notes on hand	3.206	60	351

	1.747.850	12.054.990	3.667.500

Total current assets (C)	130.386.412	122.350.512	103.885.677

D) ACCRUED INCOME AND PREPAID EXPENSES	264.244.992	287.766.952	121.249.667

TOTAL ASSETS	855.512.263	878.725.968	3.887.167.071

(*)	Unaudited under US GAAS, although these Financial Statements were audited under Italian GAAS.

Financial statements as of December 31, 2002

BALANCE SHEET - SHAREHOLDERS’ EQUITY AND LIABILITIES	31.12.2003		31.12.2002		31.12.2001
(Euro)	Unaudited (*)				Unaudited (*)
A) SHAREHOLDERS’ EQUITY

I- Share capital		2.150.000.000		2.150.000.000		2.150.000.000
IV- Legal reserve		359.347		359.347		359.347
VII- Other reserves		518.040.678		357.832.444		185.355.527
VIII-Retained earnings (accumulated deficit)		(2.415.508.615)		(79.535.356)		—
IX- Loss for the period		(105.131.170)		(2.335.973.260)		(79.535.356)

Total shareholders’ equity (A)		147.760.241		92.683.175		2.256.179.518

B) ALLOWANCES FOR RISKS AND CHARGES		2.155.000		—		—

C) EMPLOYEE TERMINATION
INDEMNITIES		246.587		959.805		788.519

D) PAYABLES
3) payables to banks		0		419.103		189
4) due to other financial institutions (shareholders loan)		315.594.413		253.266.034		24.508.048
6) due to suppliers	(**) 330.240.000	370.962.552	(**) 351.360.000	384.368.761	(**) 367.200.000	484.775.802
11) taxes due		359.003		1.267.994		789.597
12) due to social security institutions		231.330		647.529		2.305.460
13) other payables
a) due to other related parties		90.657		1.296.721		26.610.331
b) due to others		17.305.024	(**) 16.010.000	142.885.109	(**) 962.676.000	1.087.975.526

Total payables (D)		704.542.979		784.151.250		1.626.964.953

E) ACCRUED EXPENSES AND DEFERRED INCOME		807.457		931.738		3.234.081

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		855.512.263		878.725.968		3.887.167.071

MEMORANDUM ACCOUNTS		31.12.2003		31.12.2002		31.12.2001
A) Guarantees received
1) guarantees received by banks		970.452.619		1.105.536.709		1.237.067.320

MEMORANDUM ACCOUNTS		970.452.619		1.105.536.709		1.237.067.320

(*)	Unaudited under US GAAS, although these Financial Statements were audited under Italian GAAS.
(**)	due beyond next commercial year

Financial statements as of December 31, 2002

INCOME STATEMENT	2003	2002	2001
(Euro)	Unaudited (*)		Unaudited (*)
A) VALUE OF PRODUCTION

1) revenues from sales	0	491.165	14.827.578
4) capitalised costs and expenses	—	—	22.805.034
5) other income and revenues	66.134	231.756	90.237

Total value of production (A)	66.134	722.921	37.722.849

B) OPERATING COSTS

6) raw, ancillary and consumable materials and goods for resale	4.767	71.723	20.203.342
7) services	10.080.363	11.073.636	36.299.027
8) leases and rentals	22.119.774	25.615.451	3.512.110
9) personnel:
a) wages and salaries	4.870.561	17.551.615	21.432.976
b) social security contributions	1.648.723	5.084.897	5.869.652
c) termination indemnities	392.945	1.184.077	861.187
e) other	—	—	7.515
10) amortisation, depreciation and write-downs
a) amortization of intangible fixed assets	1.114.817	1.187.415	6.452.511
b) amortization of tangible fixed assets	312.067	959.285	2.735.873
d) svalutazioni dei crediti compresi nell’attivo circolante e delle disponibilitá liquide	27.628.637	64.807.928	—
11) changes in inventories of raw, ancillary and consumable materials and goods for resale	—	1.211.717	(1.211.717)
12) Risks allocations	2.155.000	—
14) other operating costs	386.341	501.889	584.119

Total operating costs (B)	70.713.994	129.249.634	96.746.595

OPERATING INCOME	(70.647.860)	(128.526.713)	(59.023.746)

C) FINANCIAL INCOME AND EXPENSE

16) other financial income
a) income from investment	279.997	240.136	246.616
d) other
2) from others	84.069	447.294	1.709.923

17) interest expense and other financial charge
b) to others	(24.923.206)	(12.561.187)	(391.291)

Total financial income (expense), net (C)	(24.559.139)	(11.873.757)	1.565.248

E) EXTRAORDINARY INCOME AND EXPENSE

20) revenues
a) others	1.452.461	8.977.857	—
21) expenses
a) others	11.376.631	131.563.647	22.076.858
b) write-downs	0	2.072.987.000	—

Total extraordinary income and expense (E)	(9.924.170)	(2.195.572.790)	(22.076.858)

INCOME BEFORE INCOME TAXES (A-B+-C+-D+-E)	(105.131.170)	(2.335.973.260)	(79.535.356)

22) income taxes for the period	—	—	—

23) LOSS FOR THE PERIOD	(105.131.170)	(2.335.973.260)	(79.535.356)

(*)	Unaudited under US GAAS, although these Financial Statements were audited under Italian GAAS.

Financial statements as of December 31, 2002

STATEMENT OF CASH FLOWS	31.12.2003	31.12.2002	31.12.2001
(Euro)	Unaudited (*)		Unaudited (*)
A) CASH AND CASH EQUIVALENTS - OPENING BALANCE	11.635.887	3.667.500	67.659.405

B) CASH FLOWS FROM (FOR) OPERATING ACTIVITIES:
• Loss for the period before income taxes	(105.131.170)	(2.335.973.260)	(79.535.356)
• Current taxes	—	—	—
• Depreciation and amortisation of tangible and intangible fixed assets	1.426.884	2.146.700	9.188.384
• Net change in funds for risks and charges	2.155.000
• Net change in employee termination indemnities	(713.218)	171.286	788.519

Total	(102.262.504)	(2.333.655.274)	(69.558.453)

• Change in net working capital:
• Change in inventories	0	1.211.717	(1.211.717)
• Change in receivables	(18.343.040)	(25.789.062)	(83.563.443)
• Change in payables	(79.189.168)	(843.232.805)	410.263.001
• Change in accrued income and prepaid expenses	23.397.680	(168.819.629)	(113.361.695)

TOTAL B)	(176.397.032)	(3.370.285.053)	142.567.693

C) CASH FLOWS FROM (FOR) INVESTING ACTIVITIES:
• Disinvestment in tangible fixed assets	3.145.877	23.147.145	(29.056.508)
• Disinvestment in intangible fixed assets	3.356.116	3.168.369.515	(338.746.616)
• Investment in fixed asset investments	(201.232)	(240.136)	(9.612.001)

TOTAL C)	6.300.761	3.191.276.524	(377.415.125)

D) CASH FLOWS FROM (FOR) FINANCING ACTIVITIES:
• Payments from shareholders	160.208.234	172.476.917	185.355.527
• Change in short-term investments	0	14.500.000	(14.500.000)

TOTAL D)	160.208.234	186.976.917	170.855.527

E) CASH AND CASH EQUIVALENTS - CLOSING BALANCE (A+B+C+D)	1.747.850	11.635.887	3.667.500

(*)	Unaudited under US GAAS, although these Financial Statements were audited under Italian GAAS.

Notes to the Financial Statements as of December 31, 2002

Form and Content of the Financial Statements

The Financial Statements as of and for the year ended December 31, 2002 have been prepared in accordance with the provisions of the Italian Civil Code and consist of the Balance Sheet, the Profit and Loss Account and the following Notes.

The Notes provide the information required by article 2427 of the Italian Civil Code, in addition to other information considered necessary to give a true and fair view of the Company’s financial position, cash flows and operating results, even where not required by specific provisions of the law.

No exceptional circumstances arose during the year necessitating recourse to the departures permitted by article 2423, paragraph 4° of the Italian Civil Code.

The Balance Sheet and Profit and Loss Account are based on the formats established by articles 2424 and 2425 of the Italian Civil Code. However, the accounting items preceded by Arabic numbers having nil balances for both the current and prior year have been eliminated.

All amounts reported in the Notes are expressed in thousands of euros, unless otherwise indicated.

The Company as a Going Concern and Recoverability of the Book Value of Assets

As explained in detail in the Report on Operations, the slowdown in the major industrialised economies, changes in the financial markets and specific delays related to the UMTS market have led to a high degree of uncertainty with regard to business models. This has considerably prolonged the time necessary to yield a return on investment.

Consequently, taking into account the provisions of a set of EU directives adopted in March 2002 (to be incorporated within the new Telecommunications Code and due for introduction by July 2003), which will also enable implementation of spectrum trading, the Company decided to focus its strategy on the opportunities that will be granted by such frequency trading, which has already been approved by a Cabinet Meeting held on May 23, 2003. However, it should be pointed out that this decision does not preclude the possibility, if the right conditions should occur, of defining a new strategy that would enable the Company to take advantage of any opportunities that may arise.

In particular, the Company has developed a new business plan scenario, which provides for launching spectrum-trading activities during the first quarter of 2004, which was approved at the Board of Directors’ Meeting held on May 29, 2003. On the basis of this plan, the Company has determined the return of investment that should be obtained from developing this activity, and therefore the resulting value of the UMTS licence. This value was fixed, and the related write-down posted to the Financial Statements, as indicated in the section on “Permits, licences, trademarks and similar rights”. Such valuation was carried out with the assistance and on the advice of expert consultants.

The book value of other assets was deemed to be recoverable through measures that will be implemented subsequent to approval of the Financial Statements.

The Company drew up its strategy and formulated the new business plan on the basis of the following overall assumptions:

•	introduction of the new Telecommunications Code will enable the transfer of UMTS frequencies to the holders of third generation mobile telecommunications licences alone;

•	compliance with nationwide coverage obligations to come into effect by June 30, 2004 will be transferred to the new operator using the frequencies;

•	developments in the UMTS market and the resulting migration of captive customers and current market operators from the GSM/GPRS to the UMTS platform, will generate demand for additional frequencies among operators;

•	the Company’s structure, and especially the size of the workforce, will be adapted to make it compatible with the new strategy.

The majority of strategic shareholders have pledged their financial support to implementing the spectrum trading strategy envisaged in the new business plan.

The related calculations and assumptions were made on the basis of the best available information and on the basis of estimates that are subject to uncertainty. We cannot, therefore, exclude the possibility that such calculations and assumptions may be subject to review in order to reflect future developments.

Accounting Policies

The valuation of items in the Financial Statements has been carried out in compliance with the going concern and prudence principles.

The accounting policies adopted in the preparation of the Financial Statements comply with the provisions of article 2426 of the Italian Civil Code, and are consistent with those adopted in the prior year’s Financial Statements.

All costs and revenues accrued during the year have been recorded, regardless of the date of collection or payment.

Pursuant to the final paragraph of art. 2423-bis, the accounting policies regarding the rental fees due on the contract signed with Ferrovie dello Stato S.p.A. (renamed on July 1, 2001 as R.F.I. Rete Ferroviaria Italiana S.p.A., hereafter R.F.I.) were modified. This was done following the reclassification carried out in response to legal opinion, which redefined the nature of the contract as a long-term lease.

Intangible fixed assets

Intangible fixed assets are stated at purchase or production cost, plus any incidental costs and costs directly chargeable to the assets.

Should there be other than a temporary impairment in the above value of such intangible fixed assets, the relevant asset is written down accordingly. The appropriate value of the asset is reinstated in future years if the reasons for any write-down cease to apply.

Such assets are systematically amortised in accordance with the rates shown below, which are representative of their residual useful economic lives.

“Start-up and expansion costs” represent the cost of the Company’s incorporation and are amortised over a period of five years. Start-up and expansion and research, development and advertising costs are recorded under assets in the Balance Sheet on the basis of the policies discussed and agreed with the Board of Statutory Auditors.

“Industrial patents and intellectual property rights” include the purchase cost of software licenses, which is amortised over a period of five years.

“Permits, licences, trademarks and similar rights” include the costs incurred in order to obtain a public UMTS licence for the operation of third-generation mobile telecommunications. This item also includes the cost of acquiring the right of usufruct and possession from R.F.I., for 1,500 sites to be used for the installation and maintenance of transmission equipment. Such costs were reclassified among accrued income and prepaid expenses as they are considered as prepaid invoiced lease rentals.

For further details on the write-down of the UMTS licence and reclassification of the R.F.I. contract, see the notes below.

Intangibles in process and advances primarily include:

•	start-up costs providing long-term benefits. Such costs derive from the activities of specific departments within the Company during the start-up phase;

•	the costs incurred for the development and purchase of software applications in the process of completion at year end;

•	the costs incurred for the design and development of the network and the implementation and development of information systems in the process of completion at year end.

Such costs were fully written down during 2002 following the Company’s decision to focus its strategy on opportunities arising from the new Telecommunications Code regarding spectrum trading.

Other intangible fixed assets include the costs relating to leasehold improvements, which are amortised over the shorter of the residual useful life of the improvement and the residual duration of the related property lease.

Costs relating to design and development of the network and implementation and development of information systems, were also fully written down in the light of the above-mentioned events.

Tangible fixed assets

Tangible fixed assets are stated at purchase or production cost, plus any incidental costs and costs directly chargeable to the assets.

The value of such assets is systematically depreciated applying the economic and technical rates of depreciation shown below, which are held to reflect the residual useful lives of the assets. Tangible fixed assets purchased during the year are depreciated at 50% of the above ordinary rates to reflect the reduced usage of the related asset.

Should there be other than a temporary impairment in value, such tangible fixed assets are written down accordingly. The appropriate value of the relevant asset is reinstated in future years if the reasons for any write-downs cease to apply.

Routine maintenance costs are expensed as incurred.

Fixed asset investments

Fixed asset investments consist of a current account deposit pledged to Banca di Roma as a back-to-back guarantee for the surety issued by the bank to R.F.I.

Debtors and creditors

Debtors are recorded at their estimated realisable value.

Creditors are recorded at their nominal value.

Current asset investments

This item, posted in the financial statements for 2001, referred solely to short-term deposits. The amount recorded in the accounts represented the value of the investment. The relevant accrued interest was posted to “Accrued income”.

Accruals and deferrals

Such items regard revenues and expenses referring to two or more accounting periods recorded on an accruals basis.

Provision for employee termination indemnities

The provision for employee termination indemnities represents the entire accrued liability to employees in compliance with established legislation and labour contracts.

Revenues and costs

Revenues and costs are recorded on an accruals basis.

Income taxes

Current income taxes are calculated on the basis of estimated taxable income, determined in accordance with established regulations and tax rates.

In the event of timing differences between the values recorded in the tax accounts and the published accounts, deferred tax liabilities or assets are recorded solely if there is reasonable certainty that such liabilities or assets will be payable or recoverable in future years.

Memorandum accounts

The accounting policies and content of the memorandum accounts comply with Italian Accounting Profession Principle No. 22. Such items regard guarantees, risks and commitments to which the Company is subject.

Notes to the Balance Sheet - Assets

Fixed Assets

As established by art. 2427 of the Italian Civil Code, movements in intangible and tangible fixed assets are reported in schedules that specify, for each item, the historical cost, prior year provisions for amortisation and depreciation, movements during the year and the closing balance. As described in more detail in the following notes, during this and the previous year the Company wrote down intangible and tangible fixed assets with no residual useful lives. This followed the Company’s decision to delay its market launch, thereby abandoning the original plan to introduce services using GSM/GPRS technology and refocus its strategy on spectrum trading activities.

Intangible fixed assets

Intangible fixed assets decreased by 3,169,558 thousand euros, as shown in the following schedule:

	€000

	Start-up and expansion costs	Research, development and advertising costs	Industrial patents and intellectual property rights	Permits, licences, trademarks and similar rights	Intangibles in progress and advances	Other	Total
A) Opening balance
1. Historical cost	126	2.053	4.033	3.557.970	39.051	27.818	3.631.051
2. Allowances for amortisation	(50)	(411)	(807)	—	—	(5.210)	(6.478)

Balances as of December 31, 2001	75	1.643	3.227	3.557.970	39.051	22.608	3.624.574

B) Movements during the year
3. Purchases	—	—	2	66.433	68	1.231	67.735
4. Disposals	—	—	(0)	—		(794)	(794)
5. Extraordinary items	—	(207)	(33)	—		(1.587)	(1.827)
6. Other decreases				(826.331)			(826.331)
7. Increased assessments 2001					(4.319)		(4.319)
8. Decrease in allowances for amortisation						130	130
9. Amortisation	(25)	—	(113)	—	—	(1.049)	(1.187)
10. Reduction of interest				(64.808)
11. Write-downs	—	(1.436)	(2.744)	(2.072.987)	(34.529)	(16.613)	(2.128.309)
12. Transfers and reclassifications	—	—	—	(209.847)	(271)	271	-209.847

Total	(25)	(1.643)	(2.888)	(3.107.540)	(39.051)	(18.410)	(3.169.558)

C) Closing balance (A+B)
13. Historical cost	126	2.053	4.035	450.430	0	28.526	485.170
14. Allowances for amortisation	(75)	(410)	(920)	—	—	(6.129)	(7.534)
15. Write-downs and extraordinary items		(1.643)	(2.777)	—	—	(18.200)	(22.620)

Balances as of December 31, 2002	50	0	339	450.430	0	4.197	455.017

Start-up and expansion costs

“Start-up and expansion costs” represent the costs incurred at the time of the Company’s incorporation in 2001, providing long-term benefits.

Research, development and advertising costs

The costs incurred during 2001 for the production of a corporate advertising campaign, designed to develop awareness of the Company’s brand name and prepare for the market launch, were fully written down during the year.

Industrial patents and intellectual property rights

“Industrial patents and intellectual property rights” refer solely to software applications purchased outright and on the basis of long-term licences, and in service as of December 31, 2002.

Permits, licences, trademarks and similar rights

This item underwent the following movements during the year:

	€000

	Net value 31.12.01	Increases	Decreases	Other decreases	Write-downs	Net value 31.12.02
UMTS licences	3.360.456	54.100	(826.331)	(64.808)	(2.072.987)	450.430
Other similar rights (Rete Ferroviaria Italiana S.p.A.)	197.514		(197.514)		—	0

Total	3.557.970	54.100	(1.023.845)	(64.808)	(2.072.987)	450.430

“Permits, licences, trademarks and similar rights” regard the cost of obtaining a public UMTS licence for the operation of third-generation mobile telecommunications, issued on January 10, 2001 with resolution no. 3/01/CONS, and having a duration of 20 years from January 1, 2002.

After careful consideration, the costs relating to usufruct and possession of 1,500 sites owned by R.F.I., for the installation and maintenance of transmission equipment, were reclassified among “accrued income and prepaid expenses” as they were deemed to be prepaid invoiced lease rentals. For further information on the accounting details of the contract, see the above-mentioned item.

The following schedule provides details of such costs and the nature of the incidental costs capitalised.

	€000

Licences and capitalised incidental costs	Net value 31.12.01	Increases	Decreases	Write-downs	Net value 31.12.02
a) Licences	3.360.456	54.100	(891.139)	(2.072.987)	450.430
Award of UMTS licence (main spectrum)	2.442.841			(2.006.794)	436.047
Award of 2 X 5 MHz licence (additional spectrum)	826.331		(826.331)		0
Interest expense on deferred payment of residual licence fee	61.090	34.059	(64.808)	(24.925)	5.416
Contributions paid to appraisers (UMTS auction)	1.549			(1.273)	277
Charges for surety granted by Mediocredito	25.562	19.815		(37.277)	8.100
Other surety charges	774			(636)	138
Cost of government advisors and technical consultants for UMTS auction	2.033			(1.670)	363
Consultants and other	275	226		(412)	89

b) Similar rights	197.514	—	(197.514)	—	0
Discounted cost of the right of usufruct for Rete Ferroviaria Italiana S.p.A. sites	190.839		(190.839)		0
Implicit interest on the right of usufruct for Rete Ferroviaria Italiana S.p.A. sites	5.544		(5.544)		0
One-off cost of BdR surety for R.F.I. sites (flat fee)	500		(500)		0
Accrued commissions on BdR surety for the right of usufruct for R.F.I. sites (annual fee)	631		(631)		0

Total	3.557.970	54.100	(1.088.653)	(2.072.987)	450.430

The cost incurred for assignment of one of the five blocks of frequencies provided for by art. 3 of Communications Authority resolution 410/99 amounts to 2,442,841 thousand euros.

Moreover, as foreseen in point 8.2.1 of the auction regulations, the Company took advantage of the possibility granted to new entrants, pursuant to Authority resolution 388/00/CONS, to have access to additional asymmetrical spectrum for a sum of 826,331 thousand euros.

Art. 9.1-f) of the auction regulations states that companies awarded UMTS licences should “pay a sum of 2,056,827,596.36 euros, the minimum amount that allows for the award of a licence. At the same time, it is required that payment of the difference between the total amount offered – including any sum for additional blocks – and the minimum amount be made in no more than 10 annual instalments from 2001”.

As mentioned in other sections of these Explanatory Notes, the Company paid the said sum of 2,056,827,596.36 euros and deferred payment of the remaining expense totalling 1,203,344,574.88 euros.

Taking into account current unfavourable market prospects, and after careful analysis backed up by expert legal opinion (from Professor Franco Bonelli, Professor Berardino Libonati, Professor Roberto Mastroianni, Paolo Colucci and Domenico Luca Scordino), the Company decided to exercise its right to return the additional frequency spectrum (2x5MHx) and, at the same time, to be released from its obligation to pay the remaining instalments of the cost of such frequency. This right is based on the following principal reasons:

•	From a legal standpoint, allocation of additional spectrum constitutes a supplementary provision issued in the sole interest of the beneficiary, and for which the beneficiary, via a recognised principle, has the right of relinquishment.

•	In the light of changed market conditions and prospects, the financial commitments relating to additional spectrum produce an effect opposite to that originally intended, thereby transforming an asymmetrical advantage into a competitive disadvantage for IPSE and as such constituting an unjustified and unsustainable burden.

•	The frequency spectrum and related maintenance therefore did not meet the expectations of the Ministry of Communications and the Company at the time of allocation.

•	The unavailability and resulting postponement of the development and production of new network technologies, as well as of the production of reliable handsets capable of exploiting the full potential of UMTS services, contributed to rendering IPSE’s payment for additional frequencies untenable as they put back the date of widespread distribution and effective use of the new services.

•	The haphazard transformation of the market to IPSE’s competitive disadvantage was compounded by Italy’s failure to comply with EU regulations regarding the introduction of UMTS, as well as the recent allocation of additional GSM frequencies to second-generation operators with Resolution 286/02/CONS. This allocation has enabled aggressive expansion of GPRS services and further widened the gap between second-generation and new-entry UMTS operators, thus contributing to delays in the development of the UMTS market and also diminishing the strategic importance of additional UMTS spectrum.

The reduction of debt relating to the amounts due for the additional frequency spectrum, totalling 826,331 thousand euros, thus derives from IPSE’s exercise of its right to relinquish the said right. Such reduction was posted, despite the Ministry of Communications’ objection to the Company’s request notified on May 19, 2003. Indeed, the Company intends to defend its right via appropriate legal action that is currently under consideration.

With regard to the reduction of debt, no provisions for risk were made in compliance with Italian Accounting Profession Principle No. 19, which states that such provisions for potential liability should be made if an unfavourable event is deemed “likely” and not just “possible”. In this case, according to the legal opinion sought by the Company, the unfavourable event – if litigation should follow – represented by the obligation to effect payment of the charges for the additional spectrum relinquished by the Company, is considered to be possible rather than likely.

Furthermore, IPSE has the right – deemed to be enduring, full and effective – to request payment of the said amount relating to frequency spectrum by its shareholders, if such sum turns out to be due (in which case the unfavourable event considered as possible would become a concrete event that would compel IPSE to effect payment). In this respect, it should also be pointed out that IPSE’s shareholders have pledged a back-to-back guarantee to MCC (and also launched a progressive cash collateralisation of the amount guaranteed) for the surety issued by MCC to the Ministry of the Economy and Finance – Treasury Department.

Therefore, the risk that the Company’s finances and operations might be detrimentally affected by the withdrawal of shareholders’ guarantees may be reasonably considered as remote.

Moreover, IPSE, in accordance with its asserted right to return the additional frequency spectrum, entered an amount due in relation to the higher amount paid for interest on the above-mentioned deferred payment regarding such spectrum.

In line with the previous year, the Company capitalised the financial charges and incidental costs, which derive from the deferral of payment in the form of ten annual instalments. This facility was granted by point 5 a) of the Call for Bids (Official Gazette no. 117, July 31, 2000, part II) for the “auction of licences to install and operate third-generation UMTS mobile telecommunications systems – IMT 2000” (hereafter the Call for Bids). Such charges and costs also include the difference, totalling 1,203,345 thousand euros, between the final bid made in order to obtain the licence and the minimum bid price already paid. In particular, the following costs have been capitalised:

•	interest expense on the deferral of payment to the Ministry of the Economy – the Treasury Department, amounting to 30,341 thousand euros, net of the above-mentioned higher amounts paid regarding additional frequency spectrum;

•	commissions relating to the Guarantee Facility Agreement signed by Mediocredito Centrale in relation to the bank surety issued to the Ministry of the Economy – the Treasury Department, totalling 46,151 thousand euros.

Finally, the Company carried out a prudent and accurate assessment of the hypothetical value of the UMTS licence – which in the light of the above information related solely to the main frequency spectrum – taking into account current market conditions. Two independent advisors (Arthur D. Little and Banca IMI) were then commissioned to give their opinion on the assessment. This was done with a view to benchmarking the Company’s valuation.

In accordance with the advice of these independent third parties the Company wrote down the historical cost incurred for allocation of one of the five blocks, and the related incidental charges capitalised as of December 31, 2002, for an amount equivalent to around 82% of the total of 2,072,987 thousand euros.

The write-down was carried out on the basis of:

a)	the new business plan scenario, which foresees the start-up of spectrum trading during the first half of 2004, based on the industry regulations currently being implemented;

b)	the opinions, based on the new scenario, of authoritative independent advisors.

Naturally, the decision to adopt a new business model does not preclude the possibility, if the right conditions should occur, of defining a new strategy that would enable the Company to take advantage of any opportunities that may arise.

The write-down was applied on a prudent basis given that:

1) the value attributed to the licence (450,430 thousand euros) is close to the lower limit of the intervals established by the advisors (between a minimum of 450 million euros and a maximum of 1,150 million euros) and is based on existing uncertainties regarding:

•	Ipse 2000’s share of the savings that may be available to operators potentially interested in acquiring the Company’s frequencies;

•	the discount rate to be applied to revenues deriving from likely spectrum trading;

•	future traffic growth and the size and timing of market penetration of the new UMTS services;

•	extensive saturation of the GSM market;

2) the Company remains committed to extracting the highest possible value from spectrum trading and, in this sense, there are no grounds for asserting with certainty that the full value of the write-down is of a permanent nature;

3) it was necessary to take account of the absence to date of agreements with other operators and thus the uncertainty of being able to realise a higher value for the licence over time.

The costs incurred in 2000 for government advisors during the auction, and the fees charged by the consultants hired in order to obtain the licence, which were previously capitalised, were also written down in the same proportion.

Further details regarding the amount due to the Ministry and the surety are provided below.

Intangibles in process and advances

Movements in “Intangibles in process and advances” are shown in the following schedule:

	€000

	Net value 31.12.01	Increases	Write-downs	Increased assessments 2001	Reclass.	Net value 31.12.02
Start-up costs	26.710	68	(24.339)	(2.440)		0
Information technology	6.715		(5.363)	(1.081)	(271)	0
Network	5.625		(4.827)	(798)		0

Total	39.051	68	(34.529)	(4.320)	(271)	0

Start-up costs, shown in detail in the following schedule, refer to the costs, providing long-term benefits, deriving from the activities of specific departments within the Company during the start-up phase. Such costs, which in 2001 maintained their useful lives even though the market launch of the service was postponed, were fully written down following the Company’s decision to concentrate its strategy on the development of spectrum trading.

Other items under intangibles in process regard the cost of design and development of the network, and the charges incurred for the development and implementation of information systems relating to projects to be completed. Such items were also written down following the above-mentioned decision.

Other

This item underwent the following movements during 2002:

	€000

	Net value 31.12.01	Increases	Disposals	Write-downs	Extraordinary items	Decrease in allowances for amort.	Amort.	Reclass.	Net value 31.12.02
Leasehold improvements	8.838	240	(794)	(2.577)	(591)	130	(1.049)	—	4.197
Information technology	2.652	983		(3.672)	(234)		—	271	0
Network	11.118	8		(10.364)	(762)		—	—	0

Total	22.608	1.231	(794)	(16.613)	(1.587)	130	(1.049)	271	4.197

Leasehold improvements primarily related to the restructuring of the property in via Depero, while the costs sustained during 2001 relating to the restructuring of the property in via Noale were totally written down due to interruption of the lease contract. Such costs are amortised on the basis of the minimum duration of the lease contract.

Other intangible fixed assets, which in 2001 included the cost of design and development of the network and the implementation and development of information systems completed at year end, were fully written down in the light of the Company’s new strategic decisions.

The following schedule summarises the rates of amortisation applied to the above intangible fixed assets:

Rates of amortisation applied to intangible fixed assets

Software applications	5 years
Leasehold improvements	6 years

Tangible fixed assets

Net tangible fixed assets fell by 24,107 thousand euros, as the following schedule shows:

	€000

	Plant and machinery	Industrial and commercial equipment	Otherassets	Work in progress and advances	Total
A) Opening balance
1. Historical cost	18.555	395	11.233	400	30.582
2. Allowances for depreciation	(1.646)	(49)	(1.040)	—	(2.736)

Balances as of December 31, 2001	16.909	345	10.192	400	27.846

B) Movements during the year
3. Purchases	246	50	1.832	18	2.146
4. Disposals	(9.599)	(12)	(3.999)	(178)	(13.788)
5. Write-downs	(7.790)	—	(3.984)	—	(11.774)
6. Extraordinary items	(438)	—	(277)	(61)	(776)
7. Allowances for depreciation	864	1	180	—	1.045
8. Depreciation	(51)	(102)	(807)	—	(960)
9. Transfers and reclassifications	178	—	—	(178)	(0)

Total	(16.590)	(63)	(7.055)	(400)	(24.107)

C) Closing balance (A+B)
7. Historical cost	9.380	433	9.066	0	18.879
9. Allowances for depreciation	(833)	(150)	(1.667)	—	(2.651)
10. Write-downs and extraordinary items	(8.228)	—	(4.261)

Balances as of December 31, 2002	319	283	3.137	0	3.739

As of December 31, 2002, tangible fixed assets are not subject to mortgages, liens or other collateral guarantees that might limit their availability to the Company.

Plant and machinery

This item underwent the following movements during the year:

	€000

	Net value 31.12.01	Increases	Disposals	Write-downs	Extraordinary items	Decrease in allowances for deprec.	Amort.	Reclass.	Net value 31.12.02
Exchanges and electronic equipment	15.446	50	(9.599)	(6.342)	(214)	864	(41)	—	165
Access and transmission equipment	1.382	28	—	(1.186)	(224)		—	—	0
General equipment	3	(9)	—	—	—	—	(10)	170	155
Other equipment	77	176	—	(262)	—	—	—	8	0

Total	16.909	246	(9.599)	(7.790)	(438)	864	(51)	178	319

The most significant decreases regarded “Exchanges and electronic equipment” and related to the sale of switching and traffic management equipment and of intelligent network systems, as well as the write-down of internet, voice and message transmission platforms.

“Access and transmission equipment”, which included the cost of purchasing transmission equipment (the national and pan-European backbone), was completely written down due to the impossibility of reusing it for UMTS purposes.

The item “General equipment” includes internal equipment, cables and auxiliary network apparatus.

Industrial and commercial equipment

This item underwent the following movements during the year:

	€000

	Net value 31.12.01	Increases	Disposals	Decrease in allowances for deprec.	Amort.	Net value 31.12.02
Equipment	345	50	(12)	1	(102)	283

Total	345	50	(12)	1	(102)	283

This item primarily includes the cost of purchasing equipment and instruments necessary to the operation of the network (probes, testers, measuring equipment, etc.).

Other assets

This item underwent the following movements during the year:

	€000

	Net value 31.12.01	Increases	Disposals	Write-downs	Extraordinary items	Decrease in allowances for deprec.	Amort.	Net value 31.12.02
Furniture	2.130	20	(1.259)	(358)	(20)	76	(74)	514
Office machines and computers	2.164	1.808	(2.712)	—	(90)	101	(269)	1.001
Peripheral and centralised hardware	5.705	1	(23)	(3.626)	(167)	2	(421)	1.472
Other electronic equipment	193	3	(5)	—	—	1	(42)	149
Assets with a unit value of less than €516,456	—	—	—	—	—	—	—	—

Total	10.192	1.832	(3.999)	(3.984)	(277)	180	(807)	3.137

The items, “Office machines and computers”, “Peripheral and centralised hardware” and “Other electronic equipment” include the cost of purchasing the hardware used in the Company’s information systems. Such hardware primarily regards mainframe computers, servers and office automation equipment. The decrease in the item “Peripheral and centralised hardware” is due to the write-down of such equipment, which in the light of the Company’s change in strategy, is no longer useful. The decrease in the item “Office machines and computers” is due to the sale of dealer stations acquired during the year and of workstations of outgoing and other employees. The decrease in the item “Furniture” derives from sales to Enel R.E. S.p.A. and the write-down of non-recoverable assets from the offices in via Noale.

Work in progress and advances

This item underwent the following movements during the year:

	€000

	Net value 31.12.01	Increases	Disposals	Extraordinary items	Reclass.	Net value 31.12.02
Other plant	8	—	—	—	(8)	0
Equipment	170	—	—	—	(170)	0
Furniture	160	18	(178)	—	—	0
Peripheral and centralised hardware	61	0		(61)	—	0

Extraordinary items	400	18	(178)	(61)	(178)	0

The following schedule shows a summary of the rates of depreciation applied by the Company.

Tangible fixed assets	Ordinary rates of depreciation
Plant and machinery
Exchanges and electronic equipment	18%
Access, transmission and technical equipment	15%
Internal and general equipment	12%
Industrial and commercial equipment
Equipment	25%
Other assets
Office machines and computers	20%
Furniture	12%
Assets with a unit value of less than €516,456	100%

Fixed asset investments

Fixed asset investments consist of a current account deposit, amounting to 9,852 thousand euros, pledged to Banca di Roma as a back-to-back guarantee for the surety issued by the bank to Ferrovie dello Stato S.p.A.

Current Assets

Debtors

None of the accounts recorded in the Financial Statements are formally due after 12 months. The following notes provide information regarding individual items.

Trade

As of December 31, 2002 trade debtors amount to 2,801 thousand euros.

Such accounts mainly derive from the sale of “Plant and machinery” and “Furniture and fittings” to Ericsson Telecomunicazioni SpA and Enel R.E. S.p.A.

Other

This item underwent the following movements during the year:

	(€000)

Other debtors	31.12.02	31.12.01
Due from tax authorities
VAT	82.501	71.740
Withholding tax on interest earned	503	842
Total due from tax authorities	83.004	72.582

Due from Ministry for higher interest paid	64.808	—
Minority shareholders	23.263
Publitel	613	613
Advances paid to suppliers	70	461
Personnel	32	73
Other	512	47
Provisions for accounts due from the Ministry	(64.808)

Total other debtors	107.494	73.776

The amount due from the tax authorities further increased during 2002, partly due to the collection of invoices due for services rendered that were charged to 2001.

The amount due from the Ministry of the Economy and Finance – Treasury Department is due as previously indicated under the item “Permits, licences, trademarks and other rights” with regard to reduction of the debt relating to the return of additional frequency spectrum and the resulting higher interest payments made during 2001 and 2002. Taking into account IPSE’s absolute right to recover such sum, this amount was prudently written down in consideration of the discussions underway.

The amount due from minority shareholders derives from non-strategic shareholders’ failure to pay their share of the capital contribution requested by IPSE and approved by the General Meeting of November 22, 2002, relating to payment of the instalment to the Ministry of the Economy and Finance – Treasury Department falling due on November 30, 2002.

The amount due from the shareholder, Publitel S.p.A., for which an injunction was issued in 2002, derives from the shareholder’s failure to pay in its share of the capital contribution approved by the General Meeting of November 29, 2001.

Current asset investments

As of December 31, 2002 this item no longer figures in the Balance Sheet.

Cash at bank and in hand

As of December 31, 2002 the balance of this item includes the following:

	(€000)

Cash at bank and in hand	31.12.02	31.12.01
Bank and post office deposits	12.055	3.667
Cash and notes in hand	—	—

Total cash at bank and in hand	12.055	3.667

The Company’s cash at bank and in hand rose by 8,388 thousand euros with respect to the previous year, due to the increased amounts deposited in bank and post office current accounts at year end.

The cash deposited with Banca di Roma as of December 31, 2002 amounts to 2,263 thousand euros, and is subject to restrictions on its use.

The available funds, with the exception of interest accrued and/or due to accrue, may be used solely to effect the following payments:

•	repayment of the financing deriving from the deferral allowed by point 5 a) of the Call for Bids;

•	payment of any sum connected to the Guarantee Facility Agreement (hereafter the GFA), of which the second amendment was signed on December 3, 2002.

Such payments may be made in favour of the Ministry of the Economy and Finance, the State Provincial Treasury and Mediocredito Centrale S.p.A. as the GFA Agent, or in favour of any other beneficiary indicated by the relevant authorities in compliance with the indicated purposes.

Accrued income and prepaid expenses

“Accrued income and prepaid expenses” break down as follows:

	(€000)

Accrued income and prepaid expenses	31.12.02	31.12.01
Accrued income	—	16
Prepaid expense on R.F.I. Contract	284.516	118.617
Prepaid fees for MCC surety	2.494	2.394
Prepaid fees for Capitalia surety	498	—
Other prepaid expenses	259	223

Total accrued income and prepaid expenses	287.767	121.250

The item “Prepaid expense on R.F.I. contract” relates to the contract the Company signed with R.F.I. on October 25, 2000. The terms of the contract, which were finalised once the UMTS licence was formally assigned during 2001, require the Company to pay a total of 315 million euros, excluding VAT, in return for the rights granted. As defined in the contract, such amount is to be paid in 16 annual instalments, without interest, due on December 31 of each year.

In 2001 the current total value of the contract was determined in compliance with Italian Accounting Profession Principle no. 19 regarding the accounting treatment of debt, via the discounting of the sum due under the contract, based on the 15-year IRS offered rate on July 3, 2001, equal to 5.81%. This amount, totalling 190,839 thousand euros, was classified among intangible fixed assets under the item “Permits and licences”, while the implicit interest charge, determined as the difference between the contracted value and the capitalised amount, was classified under the item “Accrued income and prepaid expenses” and was taken to the Profit and Loss Account on an accruals basis.

In view of the reduced number of sites selected as of December 31, 2001, the capitalised cost was not subjected to amortisation in 2001. Moreover, the implicit interest accrued in 2001, amounting to 5,544 thousand euros, was capitalised.

In 2002, after careful examination of the contract, backed up by expert legal advice (given by Mr Speroni from the legal firm Gianni, Origoni, Grippo & Partners), the Company concluded that the contract could be more accurately described as a lease agreement rather than as a concession of the right of usufruct and possession. Consequently, the total amount was reclassified under this item, taking to the Profit and Loss Account the rentals falling due in the period July 1, 2001 - December 31, 2002, totalling 30,484 thousand euros.

Prepaid expenses deriving from the bank surety issued by Mediocredito Centrale in favour of the Ministry of the Economy and Finance – Treasury Department, described in the note to the memorandum accounts, regard the sums paid on December 31, 2002, with the unaccrued portion held over as a prepayment. The accrued portion was treated as an incidental cost of obtaining the licence and, therefore, posted as an increase in the value of said licence.

Prepaid expenses deriving from the bank surety issued by Banca di Roma regard the cost of commissions for the bank surety in favour of R.F.I. relating to the first quarter of 2003, which were paid on December 31, 2002.

Notes to the Balance Sheet – Liabilities and Shareholders’ Equity

Shareholders’ Equity

The following schedule shows movements in shareholders’ equity during 2002:

						(€000)

Movements in shareholders’ equity	Share capital	Legal reserve	Other reserves	Loss carried forward	Net loss for the year	Total shareholders’ equity
Balances as of 31.12.2001	2.150.000	359	185.356		(79.535)	2.256.180
Net loss for the year carried forward in accordance with the resolution passed by the General Meeting of April 22, 2002				(79.535)	79.535	—
Capital contributions (Art. 24.1 of Articles of Association) in accordance with the resolutions passed by the Board of Directors’ meeting and the General Meeting			172.476			172.476
Net profit (loss) for the year					(2.335.973)	(2.335.973)

Balances as of 31.12.2002	2.150.000	359	357.832	(79.535)	(2.335.973)	92.683

Share capital

As of December 31, 2002 the share capital consisted of 2,150,000,000 ordinary shares with a par value of 1 euro each. The share capital is fully subscribed and paid in by the shareholders.

In compliance with the requirements of art. 2427, section 1, point 18 of the Italian Civil Code, the Company has not issued dividend-bearing shares or convertible bonds.

Capital contributions (other reserves)

This item registered an increase totalling 172,476 thousand euros. This increase was due to the second instalment of payment over ten years of the UMTS licence granted by the Ministry of the Economy and Finance –

Treasury Department and other related financial charges, and payment of the instalment falling due on December 31, 2002 for the R.F.I. contract. Such payments have been fully made, except for amounts due from non-strategic shareholders, as reported in the item “Other” under the heading “Debtors”. Such requests for payment were carried out in implementation of Board of Directors’ resolutions during the year, which, in accordance with the articles of association, were ratified by General Meeting.

Loss for the year

The loss for the year amounts to 2,335,973 thousand euros.

(€000)
Provision for empl. sev. indemnities
Balance as of December 31, 2001	789
Advances and releases	(972)
Provisions for the period	1.184
Transfers to supplementary pension funds	(41)

Balance as of December 31, 2002	960

Provisions for Risks

In compliance with Italian Accounting Profession Principle No. 19, the Company did not allocate provisions in relation to cancellation of the debt regarding return of the additional frequency spectrum. For further information on the reasons for this decision, including the Company’s full and absolute right to request payment of such debt by its shareholders, see the item “Permits, licences, trademarks and similar rights”.

Provision for Employee Termination Indemnities

Movements in the provision for employee termination indemnities during 2002 are shown in the following schedule:

(€000)
Provision for empl. sev. indemnities
Balance as of December 31, 2001	789
Advances and releases	(972)
Provisions for the period	1.184
Transfers to supplementary pension funds	(41)

Balance as of December 31, 2002	960

Creditors

An aging schedule for creditors as of December 31, 2002 is provided at the end of the notes to liabilities and shareholders’ equity.

Other lenders

	(€000)

Other lenders	31.12.02	31.12.01
Atlanet	8.080	4.200
Capitalia (formerly Banca di Roma)	6.725	3.500
Telefonica Moviles España S.A.	25.384	1.843
Solivella Investments	206.082	14.965
Edison	3.335	—
Sonera	3.660	—

Total other lenders	253.266	24.508

This item breaks down as follows:

The loans granted by Atlanet, Capitalia (formerly Banca di Roma), Telefonica Moviles España and Solivella Investments in December 2001 fell due on December 31, 2002. The Company has requested postponement of repayment, until December 31, 2003. Such request, carried out in accordance with the wishes expressed at the Board of Directors’ Meeting held on February 19, 2003, and ratified by the Shareholders’ Meeting held on the same day, was accepted by the parties, who also agreed to capitalisation of the interest accrued as of December 31, 2002 and falling due on that date.

The line of credit requested from Telefonica Moviles España and Solivella Investments on March 3, 2002, in order to cover operating requirements for 2002, amounts to 189,619 thousand euros. A request to extend this facility, which provides for the repayment of principal and interest by December 31, 2002, for a further year was submitted. Such request was also ratified as mentioned above, and the interest accrued to such date was capitalised.

A further loan agreement, similar to those above, was entered into on October 9, 2002 with Edison for an amount of 1,843 thousand euros. A request was also made to postpone repayment of the principal and interest, falling due on December 31, 2002, until December 31, 2003.

Finally, in December 2002, the strategic shareholders (Telefonica Moviles España, Solivella Investments, Atlanet, Capitalia and Sonera) were asked to make payments totalling 24,832 thousand euros to cover the failure by certain shareholders to pay amounts due (of which the Company is a third-party beneficiary as a result of binding agreements entered into between the shareholders) in relation to payment of the second instalment of the licence and related financial charges.

Trade creditors

This item breaks down as follows:

	(€000)

Trade creditors	31.12.02	31.12.01
Ferrovie dello Stato	376.320	376.320
Other Italian suppliers	5.063	45.778
Overseas suppliers	270	1.693
Bills to be received	3.091	62.423
Credit notes to be received	(375)	(1.438)

Total trade creditors	384.369	484.776

As mentioned above, the Company has entered into a contract with R.F.I., with a value of 315 million euros, plus VAT. Such amount is to be paid in 16 annual instalments, without interest due on December 31 of each year. The instalment falling due as December 31, 2002 was paid in January and February 2003. The aging of this account is shown in the schedule provided at the end of the notes to liabilities and shareholders’ equity.

The amount referring to bills to be received regards trade creditors for services and goods supplied by the end of the year and not yet billed.

Taxes due

Taxes due primarily relate to withholding tax (IRPEF) deducted from the wages and salaries of employees and freelance professionals, and subsequently paid to the tax authorities in January 2003.

Social security institutions

This item breaks down as follows:

	(€000)

Social security institutions	31.12.02	31.12.01
INPS	448	871
Contributions on deferred remuneration	10	781
INAIL	134	310
INPDAI	38	197
Other social security institutions	17	146

Total social security institutions	648	2.305

This item refers to the amount due to INPS (448 thousand euros) for contributions due from the Company and its employees for the month of December.

Other creditors

This item breaks down as follows:

	(€000)

Other creditors	31.12.02	31.12.01
Other related parties
Telefonica mobile Solution, S.A.U.	82	7.576
Telefonica Moviles Intercontinental, S.A.		259
Related parties for bills to be received	830	18.453
Other amounts due to related parties	385	322

Total other related parties	1.297	26.610

Other:
Ministery of the Economy	136.345	1.083.010
Deferred remuneration due to personnel	5.637	4.217
Shareholders	394	394
Directors and Statutory Auditors	324	180
Other	186	174

Total other	142.885	1.087.975

Total other creditors	144.182	1.114.585

As mentioned above, the amount due to the Ministry of the Economy – Treasury Department derives from charges for the UMTS licence, representing the difference between the final bid made in order to obtain the licence and the minimum bid price already paid, with deferred payment in the form of 10 annual instalments.

During 2002 this amount was reduced in the following ways:

•	As already mentioned in the notes to the item “Permits, licences, trademarks and similar rights” recorded among intangible fixed assets, it was reduced following the Company’s decision to exercise its right to return 5 MHz of frequency spectrum, which was duly notified to the Ministry of Communications and the Ministry of the Economy – Treasury Department. Consequently, the Company, with the adequate backing of expert legal advice, reduced its debt to the Ministry of the Economy – Treasury Department by 826,331 thousand euros, which is equivalent to the amount of additional frequency allocated.

•	The amount was further reduced following payment of the second instalment on November 30, 2002. The total value of the instalment, totalling 156,647 thousand euros, consisted of the payment of principal totalling 120,334 thousand euros and the payment of interest amounting to 36,313 thousand euros. Interest was calculated on the basis of the rate established by point 9.1 f) of the auction regulations and confirmed by the ministerial communiqué of December 11, 2002. The interest that accrued in the subsequent month of December has been posted to accrued expenses.

Amounts due to employees consist of redundancy payments granted to outgoing employees, which were negotiated at year end and will be paid during 2003.

Other creditors – related parties

This item regards relations with Telefonica group companies and breaks down as follows:

	(€000)

Other related parties	12.31.02	12.31.01
Telefonica mobile Solution, S.A.U.	82	7.576
Telefonica Moviles Intercontinental, S.A.		259

Total	82	7.835

Bills to be received from Telefonica mobile Solution, S.A.U.		509
Bills to be received from Telefonica Moviles Intercontinental, S.A.		639
Bills to be received from Telefonica Moviles España, S.A.	745	17.220
Bills to be received from Telefonica Sistemas, S.A.	85	85

Total	830	18.453

Other amounts due to related parties	385	322

Total other related parties	1.297	26.610

The amount due to Telefonica Moviles de España S.A., amounting to 745 thousand euros, regards activities carried out in preparation for the market launch, originally planned for 2001, and not yet invoiced as of December 31, 2002.

Further information on relations with the Telefonica group is provided in the Management Report on Operations, in the section dealing with related party transactions.

Accrued Expenses and Deferred Income

This item breaks down as follows:

	(€000)

Accrued expenses and deferred income	31.12.02	31.12.01
Accrued interest due to the Ministry	772	3.026
Accrued interest due to other lenders	160	144
Other accrued expenses	—	64

Total accrued expenses and deferred income	932	3.234

Accrued expenses include 772 thousand euros regarding interest accrued to December 2002 on the deferral of payment to the Ministry of Communications.

This item also covers the interest accrued on the loans from shareholders, falling due in December 2002 as described above. Such interest amounts to 160 thousand euros, of which 87 thousand euros is due to the Telefonica group.

The aging schedule for creditors and accrued expenses is provided below:

	(€000)

Creditors	within 12 months	between 2 and 5 years	over 5 years	total
Banks	419			419
Other lenders	253.266			253.266
Trade	33.008	94.200	257.160	384.368
Taxes due	1.268			1.268
Social security institutions	648			648
Other
Other related parties	1.297			1.297
Others	126.885	16.000		142.885
Total other	128.182	16.000	—	144.182

Total creditors	416.791	110.200	257.160	784.151

Accrued expenses	932			932

Total creditors and accrued expenses	417.723	110.200	257.160	785.083

Memorandum Accounts

As of December 31, 2002 the “Memorandum accounts” refer to bank guarantees.

	(€000)

Memorandum accounts	31.12.02	31.12.01
Mediocredito surety	1.006.444	1.136.733
Capitalia surety (R.F.I.)	99.000	100.000
Other sureties	92	334

Total guarantees granted	1.105.536	1.237.067

The total of 1,105,536 thousand euros represents the balance of the following sureties:

•	a surety of 1,006,444 thousand euros issued by MCC in favour of the Ministry of the Economy and Finance – Treasury Department – guaranteeing the commitments, described in paragraph 9.1, letter f) of the auction regulations, given by the licensee following a request for the deferral of payment to the Ministry, in accordance with point 5 a) of the Call for Bids. The value of the surety is based on the residual principal due before the Company exercised its right to relinquish additional spectrum. Awaiting formal notification from the Ministry of Communications on the related reduction, the surety was recorded at the afore-mentioned value of 962,675 thousand euros, plus three six-monthly instalments of interest totalling 43,768 thousand euros; the interest was calculated at a rate of 3.031%. As of December 31, 2002, the surety was pledged in a current account deposit as a back-to-back guarantee of 142,889 thousand euros by the Company’s shareholders.

•	a surety of 99,000 thousand euros issued by Capitalia in favour of R.F.I. S.p.A. as guarantee for the payments due under the 15-year contract with IPSE, relating to the concession of the right of usufruct and possession regarding a portion of the real estate assets of R.F.I. in order to install telecommunications equipment.

•	the remaining amount of 92 thousand euros regards sureties issued in relation to property leases.

Notes to the Profit and Loss Account

Turnover

Revenues from sales and services

Revenues from sales and services, totalling 723 thousand euros, derived from the sale of mobile handsets.

Capitalised costs and expenses

No capitalised costs and expenses were suspended during the year.

Other income

Other income primarily regards lease rentals recharged to employees in return for use of company cars.

Operating Costs

Raw, ancillary and consumable materials and goods for resale

The following schedule shows a breakdown of the cost of raw and ancillary materials and goods for resale:

	(€000)

Raw, ancillary and consumable materials and goods for resale	2002	2001
Goods for resale	23	18.061
Gadgets	—	678
Other consumables	16	1.214
Stationery and printers	32	250

Total	71	20.203

The sharp decrease is due to the interruption of marketing activities in December 2001.

Services

	(€000)

Services	2002	2001
Consultants’ fees	2.704	14.618
Surety expenses	1.004
Seconded personnel	—	8.759
Advertising and promotion	5	4.153
Fairs and expositions	—	1.585
Insurance	211	129
Travel expenses	372	1.112
Utilities	719	71
Removals and transport	720	97
Maintenance	914	162
Sponsorship of fairs and events	—	847
Security and cleaning	995	629
Agents’ commissions	272	521
Canteen costs and luncheon vouchers	506	493
Telecommunications	871	485
Personnel training	21	479
Other personnel-related costs	150	356
Fees paid to Directors and Statutory Auditors	217	180
Entertainment expenses	14	123
Recruitment costs		94
Other services	1.380	1.407

Total	11.074	36.299

The cost of services breaks down as follows:

The overall contraction in the cost of services is directly linked to the Company’s current cost-cutting strategy. The most significant amounts regard consultancy and sureties relating to payments made to Capitalia for the surety issued in favour of R.F.I. in connection with the contract entered into with the latter as described above.

Leases and rentals

This item breaks down as follows:

	(€000)

Leases and rentals	2002	2001
R.F.I. contract	20.323
Property leases	1.423	1.035
Transmission capacity (line rentals)	1.622	1.038
Car hire	1.619	550
Residential accommodation	187	193
Sundry hire charges	442	697

Total	25.615	3.513

As the schedule shows, leases and rentals primarily refer to the rental due to R.F.I. in relation to the afore-mentioned contract for the period January 1, 2002 – December 31, 2002.

Other items include costs incurred during 2002 for renting properties in via Depero and via Noale. The latter property, which was vacated by the Company in August 2002, was subject to a penalty due to the owners (see the section below on extraordinary expense).

The sum of 1,622 thousand euros regards the cost of using the lines and cables used for transmission between the Company’s offices.

Substantial costs were also incurred for car rentals.

Personnel costs

Personnel costs break down as follows:

	(€000)

Personnel costs	2002	2001
Ordinary and variable remuneration	17.552	21.433
Other contributions	5.085	5.869
Termination indemnities	1.184	861
Other	—	8

Total	23.821	28.171

The following schedule summarises the number of employees at year end.

Headcount Ipse 2000
Managers	11
Supervisors	54
Administrative staff	126

Total employees	191

As required by art. 2427 of the Italian Civil Code, the following schedule shows the average number of employees for 2002.

Average headcount Ipse 2000
Managers	30
Supervisors	96
Administrative staff	262

Total employees	388

Amortisation, depreciation and write-downs

The technical and economic amortisation and depreciation of tangible and intangible fixed assets continued during the year.

The following schedule provides a breakdown by category of asset.

€000

B.I. Intangible fixed assets
1 start-up and expansion costs	(25)
2 research, development and advertising costs	—
3 rights	(113)
4 permits, licences, trademarks and similar rights	—
7 other	(1.049)

Total intangible fixed assets	(1.187)

B.II Tangible fixed assets
2 plant and machinery	(51)
3 industrial and commercial equipment	(102)
4 other assets	(807)

Total tangible fixed assets	(960)

Total amortisation and depreciation	(2.147)

The write-down of amounts due included under current assets, totalling 64,808 thousand euros, regards the amount due from the Treasury Ministry for higher interest paid during 2001 and 2002. This derives from the return of additional frequency spectrum and the subsequent reduction in the amount due to said Ministry as described above in the item “Permits and licences”.

Changes in inventories of raw, ancillary and consumable materials and goods for resale

This item reflects the decrease in stocks of mobile handsets and SIM and scratch cards held on deposit with the Company’s supplier of logistics services, or held in stock by suppliers, as of December 31, 2002.

Other operating costs

Other operating costs breakdown as follows:

	(€000)

Other operating costs	2002	2001
Contributions	132	257
Membership fees	277	211
Magazine subscriptions	31	46
Other	34	70
Losses on loans	27	—

Total	502	584

The most important items refer to contributions paid to the State Provincial Treasury and membership fees due for 2002, respectively.

Financial Income and Expense

Financial income and expense is summarised below:

	(€000)

Financial income and expense	2002	2001
Interest on term deposit	240	247
Interest on short-term deposit	291	1.083
Interest on ordinary current account	125	626
Other financial income	31	1

Total financial income	687	1.957

Interest expense on borrowing	43	144
Interest expense paid to shareholders	11.449	150
Other financial expense	19	36
Other financial expense (commitment fees)	1.030	—
Losses on foreign currency translation	20	62
Total financial expense	12.561	392

Total financial income (expense), net	(11.874)	1.565

Financial income for the year amounted to 687 thousand euros. This sum includes 291 thousand euros deriving from investment in money market deposits during 2002, and 240 thousand euros in accrued interest consisting of a current account deposit pledged to Capitalia as a back-to-back guarantee for the surety issued by the bank to R.F.I., and accrued interest amounting to 125 thousand euros on bank and post office current accounts.

Financial expense primarily includes interest paid to shareholders on loans granted as described above.

Net financial expense amounted to 11,874 thousand euros.

Extraordinary Income and Expense

The following schedule provides a breakdown of expense arising outside the Company’s ordinary activities.

	(€000)

Extraordinary expense	2002	2001
Penalties for cancellation of advertising campaigns	—	8.673
Write-downs of fixed assets	67.234	13.211
Agents’ termination indemnities	1.889	—
Fines and penalties	11.140	—
Redundancy payments	27.292	—
Losses on disposals	10.189	—
Extraordinary expense	2.527	—
R.F.I. contract	11.292
Write-downs of costs capitalised in 2001	—	193

Total	131.564	22.077

The sum of 67,234 thousand euros refers to the write-down of tangible and intangible assets, initially posted to fixed assets, whose lives are no longer deemed useful, due to the definitive abandonment of the market launch of GSM/GPRS services and the refocusing of strategy on spectrum trading activities.

Fines and penalties derive from interruption of existing contracts. The most significant amount, totalling 7,700 thousand euros, was paid to Agricola Liete S.p.A. following cancellation of the lease on the offices in via Noale.

Redundancy payments, as previously mentioned, relate to agreements negotiated at year end with outgoing employees, of which a portion amounting to 5,637 thousand euros will be paid during 2003.

Losses on disposals relate to sales of fixed assets that cannot be adapted to use within the field of UMTS technology.

Finally, expense relating to the R.F.I. contract refers to costs regarding 2001 previously capitalised among intangible assets. Such costs relate to rentals for the period July 1, 2001 – December 31, 2001 and surety charges incurred during the same year.

Extraordinary write-downs

As explained under the item “Permits and licences”, the Company decided to write down the original cost incurred for acquisition of one of the five blocks and related financial charges incurred as of December 31, 2002, for an amount of 2,072,987 thousand euros, equal to 82% of the original cost.

Other Information

Legal and Tax-Related Proceedings

As of December 31, 2002 the Company was not party to any such proceedings.

Remuneration of Directors and Statutory Auditors

The Ordinary General Meeting of November 28, 2000 resolved to pay members of the Board of Directors total remuneration of 75,000 euros per annum. During 2002, a new Chairman of the Board of Directors, Vittorio Ripa di Meana, was appointed with remuneration of 60,000 euros per annum.

The remuneration due to members of the Board of Statutory Auditors for 2002 amounts to 105,000 euros.

Such expense is posted to operating costs.

General Aspects

Information regarding the Company’s business purpose, subsequent material events and related party transactions is provided in the Management Report on Operations.

Subsequent Material Events (from December 31, 2002 to July 8, 2003)

Initiatives with regard to regulatory bodies

On October 29, 2002, Ipse 2000 S.p.A. notified the Ministry of Communications of its intention to relinquish its right to be allocated and hold additional 2x5MHz spectrum. In particular, the Company declared that technical, economic and fair trading regulations had compelled them to submit such a request, which was, for the above reasons, justified from a legal viewpoint. Ipse also asked that its relinquishment of supplementary spectrum should release the Company from the obligation to pay the related expenses.

Indeed, the additional spectrum was allocated during the auction – and at a price that should have been particularly favourable – with the deliberate purpose of creating an asymmetrical advantage. However, market changes altered such effects turning them into an asymmetrical disadvantage for IPSE, and as such an unsustainable burden.

On November 29, Ipse 2000 S.p.A. sent a second letter to the Ministry of Communications confirming its request, whilst also making further observations on the demand for urgent measures to reinstate fair trading conditions with regard to UMTS systems.

For its part, the Ministry of Communications decided to seek the opinion of the Communications Authority, particularly regarding the changed effectiveness of the asymmetrical measures. The Authority expressed its view in a letter sent to the Ministry of Communications on February 4, 2003. Whilst stating that any decision on this matter rested exclusively with the Ministry, the Authority saw no substantial objections, and above all no regulatory or legal obligations, that prevented return of the additional spectrum.

Subsequent to this letter sent by the Authority, the assessment process of IPSE 2000 S.p.A.’s motives was deemed to be concluded, as the Company, backed by expert legal advice, did not consider that any formal acceptance by the Ministry of Communications or the Telecommunications Authority was necessary. On May 2, 2003, the Company formally notified the Ministry of Communications, the Communications Authority and the Ministry of the Economy of its decision to relinquish the additional spectrum.

The relinquishment and its effects on Ipse’s assets and commitments were reflected in the financial statements by removing the corresponding value of the additional spectrum from the value of the UMTS licence. At the same time, the debt due to the Ministry of the Economy regarding the additional spectrum was cancelled, despite the fact that such a debt is nevertheless guaranteed by the Company’s shareholders.

On May 19, 2003, the Ministry of Communications objected that “modifications to licence conditions (...) are determined by the granting authority in accordance with the principles of proportionality, transparency and non-discrimination”, and that as return of the frequencies had not been “determined by this ministry, (...) the said notification may not take effect”.

The Company intends to defend its right through appropriate legal measures that are currently being studied, whilst maintaining the above accounting treatment in the balance sheet.

Renewal of shareholder loan

The loans granted by Atlanet, Capitalia (formerly Banca di Roma), Telefonica Moviles España and Solivella Investments in December 2001 and by Edison in October 2002 all fell due on December 31, 2002. The Company has requested postponement of repayment, until December 31, 2003. Such request, carried out in accordance with the wishes expressed at the Board of Directors’ Meeting held on February 19, 2003, and ratified by the Shareholders’ Meeting held on the same day, was accepted by the parties, who also agreed to capitalisation of the interest accrued as of December 31, 2002 and falling due on that date.

The line of credit requested from Telefonica Moviles España and Solivella Investments on March 3, 2002, in order to cover operating requirements for 2002, amounts to 189,619 thousand euros. A request to extend this facility, which provides for the repayment of principal and interest by December 31, 2002, for a further year was submitted. Such request was also ratified as mentioned above, and the interest accrued to such date was capitalised.

Subsequent Events Occurred Between July 8, 2003 and June 15, 2005

Relinquishment of the additional frequency spectrum

In November 2003 the Company submitted another petition to the TAR of the Lazio Region for the application of the provisions of the new Electronic Communication Code. In this petition, the Company argued that the right to relinquish (the frequency spectrum, network or service operation) is now expressly laid down by the Code. Moreover, the Company indicated that one of the effects of the Code was the full change of the sums to be paid as “contribution” for the UMTS frequencies and, in that respect, the Company paid excess amounts, which should be returned.

A further action, before the Court, has been brought on May 31, 2004 by IPSE against the Italian Government, challenging the subsequent assignment by the Ministry of certain GSM frequencies to the incumbent operators, basically for free. IPSE contends that this assignment has worsened its position as a new entrant and reinforced the arguments set out in the above petition, actually confirming the Government’s illegitimate behavior in relation to UMTS operators and technology, therefore artificially depressing the value of frequencies. IPSE also contends, inter alia, that the Code of Telecommunications (“the code”) has entirely superseded all prior rules in the sector, including the laws, regulations and implementing rules (including UMTS License terms and conditions) applicable to IPSE; as a result:

(a) because the Code states that, in principle, the value of each 5MHZ block – payable as a “fee” to the Government – is of 7,2 millions Euro per year, and because the Code is expressly retroactive, IPSE has paid amounts in excess for the License and the spectrum (principal and additional), therefore the Government must reimburse these excess payments to IPSE. Depending on the calculations, IPSE is requesting reimbursement of an amount ranging from 1.4 and 1.7 billion Euros, in addition to the release from the residual debt of 826 millions Euros for the additional spectrum;

(b) based on a number of other provisions of the Code, IPSE believes that all of its arguments and allegations set out in all the other proceedings are confirmed and actually reinforced.

The legal and technical arguments raised by IPSE, if accepted in whole or in part by a Court of law, would have a very significant effect also on the other operators and on the UMTS Licenses as a whole. Potentially, the Italian Government could be required, in case of negative outcome, to reimburse material amounts (previously cashed in the UMTS auction procedure) and/or to materially amend or suspend the application of the Code, in whole or in part. All the actions filed by IPSE have been joined, and the hearing WAS on June 8, 2005. A final decision is expected to be taken by the Court in two or three months time. However such decision could be appealed by the parties.

As related to the European Commission, the Company submitted in June 2003 a petition alleging a violation of community laws. Upon receipt of this petition, the European Commission sent a letter (of a so-called administrative nature) whereby clarifications were sought from the Italian State, concerning both the rejection of the Company’s relinquishment and the other measures adopted (on the allocation of new frequencies to the GSM operators), which according to the Directors gave rise to anti-competitive effects on the Italian market. By letter dated December 21, 2004, the Commission informed IPSE of its intention not to pursue IPSE’s case. In response thereto, IPSE has filed a further complaint, dated February 2, 2005, inviting the Commission to reconsider its position and requested a meeting. Further to such meeting, the Commission reserved a decision and pointed out, especially with regard to the assignment of GSM frequencies (see point 1.b above), that an additional separate claim be posted by IPSE directly with the Competition Services of the Commission.

On December 1, 2003, when the installment due to the Ministry of the Economy on November 30, 2003 was paid, the Company also paid the interest accrued until November 30, 2003 on the debt for the additional spectrum, which had been eliminated from company accounts in fiscal year 2002. This payment gave rise to an amount receivable from the Ministry of the Economy for the same amount. The Company’s shareholders paid the interest accrued on the debt for the additional spectrum (reserving the right to seek restitution) in order not to undermine the Company’s claims, for which proceedings had been initiated or would eventually be initiated, and to spare the shareholders the additional payments triggered by reason of the guarantees presented, and the resulting requests for restitution to the State.

License valuation and realization

In 2004 the Company asked to Banca IMI for an updating of its Fairness Opinion on the UMTS License valuation performed one year earlier. In June 2004, Banca IMI confirmed the fairness valuation of the UMTS License from the previous year, based on improved market conditions (three out of four operators had already launched their 3G services), lower operating costs and a lower tax rate, compared with the previous year figures.

The value of the license was determined on the basis of the best information available and estimates subject to significant uncertainty, especially concerning:

(i) The lack, to date, of any agreement with other operators, and the resulting effects on the coverage obligation;

(ii) The expected developments in the UMTS market, the ability to estimate the time necessary for users to migrate from the GSM/GPRS to the UMTS platform, the mix of services applicable in individual high-migration geographic areas and the dimensioning of the technological structures on which the calculation of cost savings is based;

(iii) The bargaining ability to obtain a sum today for an asset that will begin to yield its benefits several years from now.

Furthermore, as of June 30, 2004, the Company did not comply with the coverage obligation set forth by article 8 of the terms and conditions of the UMTS license. In fact, as explained in the pending administrative proceedings, especially those before the Regional Administrative Court (locally known as TAR) of the Lazio Region in November 2003, and on the basis of the new legal framework introduced by the Electronic Communication Code, the Company is of the opinion that it is not required to fulfill the original coverage obligation provided for by the UMTS license. However, the Ministry of Communications is considering the original coverage obligation enforceable and on April 26, 2005 the Company has received a follow up letter, which would likely be followed by a sanctioning procedure against the Company. In 2004, a proceeding between IPSE and the Government has been commenced by IPSE before the Court since:

(i) IPSE contends that, again, the Code provides no such requirement and has superseded the prior coverage obligations; as a result, it is no longer bound thereto;

(ii) IPSE, as permitted under Art. 14 of the Code and in furtherance of EU Directives, has notified the Ministry its intention to become a “spectrum trader” i.e. disposing commercially of its frequencies and license. IPSE argues that, under the Code, spectrum trading exonerates the trader from any coverage requirement, which (if any, see above) should fall on the counterparty of a spectrum trading transaction.

The Ministry, after an initial approach seemingly confirming IPSE’s position, has later changed its position, hinting that failure to comply with coverage obligations (which, in its view, have survived) may result in sanctions, up to and including the revocation of the License. IPSE has therefore proceeded to challenge the Ministry’s official documents on this aspect, again before the Rome Administrative Court, by writ notified on October 13, 2004.

Based on the foregoing there are significant uncertainties in interpreting the law on the dissolution of the coverage obligations, as claimed by the Company, and the nature of the sanctions that might be inflicted at the end of an inquiry, considering that the Electronic Communication Code allows the Ministry of Communications, in the presence of “serious” violations, to adopt measures designed to......... “prevent a company from continuing to provide, in whole or in part, networks or electronic communication services, suspending or canceling rights of use”. Any such measure would give rise to significant effects on the ability of the Company to implement its “spectrum trading” strategy.

As permitted under the New Telecommunications Code, entered into force on August 1, 2003, and by decision of the Board of Directors, IPSE started negotiations with all the Italian Mobile Operators, for the rent or sale of its frequency spectrum. Consequently, IPSE has notified the Ministry of Communications of its intention to opt for the spectrum trading business model stating, as requested by the Ministry, that it would be prepared in case of successful outcome of the negotiations to renounce in order to become a direct operator (as a consequence of the transfer of the spectrum awarded with the licence). During September 2004, IPSE has received from all the Italian mobile operators (Tim, Vodafone, Wind, and H3G) expressions of interest for the acquisition of blocks of frequencies. The Company is now evaluating how to proceed with any possible negotiation in order to obtain the best available conditions for the sale. At the same time, negotiations were commenced between some of IPSE’s shareholders and third parties, to sell 100% of IPSE’s equity. To the best of IPSE’s Management knowledge, in addition to the value of the frequencies, a factor to be taken into account would be that the acquisition of IPSE’s shares by a profit making company could be accompanied by a future tax benefit for the purchaser, therefore increasing the value of IPSE’s spectrum. In this respect, on December 24, 2004, ENEL (national electricity utility company, owner of 100% of equity of the integrated telecommunication operator Wind) announced its intention to buy 100% of IPSE’s shares for a maximum price of € 792 million. On December 31, 2004 both IPSE and ENEL announced the interruption of these negotiations mainly for reasons internal to ENEL.

During the first months of 2005, additional discussions with other potentially interested third parties commenced. However, such discussions have not to date produced any concrete development.

As of the date hereof, Management has no elements to make any statement or assessments about the possible outcome of any negotiation already completed or on-going with third parties.

RFI contract settlement

The Company through a letter dated November 27, 2003 exercised its withdrawal rights, for serious reasons, from the agreement with Rete Ferroviaria Italiana (RFI), covering the use of 1,500 sites owned by this company. In December 2003, the Company initiated legal proceedings under article 700 of the code of civil procedure in order to obtain legal forced relief in order for such withdrawal effects to take place immediately. The claim was rejected on December 31, 2003, as the Court of Rome denied the existence of “a danger” in all the cases presented by the Company, rebutting all the arguments to support the dissolution of IPSE 2000 S.p.A.’s contractual obligations, but indicating repeatedly the possible application to this agreement of the rules typically applicable to leasing. Subsequently, as required under the contract, Ipse started an arbitration procedure against RFI seeking confirmation of the validity of its withdrawal from the contract. In March 2005, the parties reached a settlement, which was formalized and executed on May 9 2005, for the following terms and conditions:

Ferrovie acknowledges the validity of IPSE’s withdrawal dated November 27, 2003, and further that IPSE has neither selected, nor obtained the use of any sites;

Both parties acknowledge that the amount of 120 million Euros (including VAT) is the sum owed by IPSE as consideration for:

(i) the exclusivity granted by Ferrovie to IPSE for 4 years, during which Ferrovie could not dispose of any of the sites;

(ii) the preference right granted to IPSE by Ferrovie for the subsequent 3 years.

Given the amount already paid by IPSE and to be offset against the above, IPSE shall pay to Ferrovie, in full and final settlement of the contract and the controversy being arbitrated, the sum of Euro 93,360,000 (VAT included). The effect of the foregoing settlement will be recorded as a loss of 40.7 million Euros in IPSE’s 2004 financial statements.

In relation to all legal matters discussed above, it must be noted that the foregoing is a summary report of the current status of proceedings pending and issues involved; though the foregoing statements are a true and fair summary, they however must be qualified to the extent that the full legal analysis thereof is contained in the company legal counsel reports, which shall be deemed to be the sole comprehensive legal analysis applicable to the cases and issues.

Others

The Company has been suited in 2004 and 2005 by several former employees challenging their dismissal as well as claiming certain professional damages severance payments. Based on the opinion of its legal advisor, the Company will book in 2004 Financial Statements an accrual of approximately 4 million Euro corresponding to its best estimate of the possible sentences of such litigations.

Reconciliation Between Net Income and Shareholders’ Equity Determined Under Italian GAAP and U.S. GAAP

The following table summarizes the significant adjustments to net income for the year ended December 31, 2002 that would be required if U.S. GAAP had been applied instead of Italian GAAP:

2002
(Thousands of Euro)
Net income (loss) as reported in the statements of income	(2,335,973)
Items increasing (decreasing) reported net income:
Start-up, marketing, research & development and incidental costs (Note 3)	44,306
Extinguishment of liabilities and related additional asset impairment (Note 9)	(826,331)
Net income (loss) in accordance with U.S. GAAP	(3,117,998)

Earnings per Ordinary Shares in accordance with US GAAP:

Basic EPS:	-1.45 euro
Diluted EPS:	-1.45 euro

The following table summarizes the significant adjustments to shareholders’ equity as of December 31, 2002 that would be required if U.S. GAAP had been applied instead of Italian GAAP:

2002
(Thousands of Euro)
Shareholders’ equity as reported in the balance sheet	92,683
Items increasing (decreasing) reported shareholders’ equity:
Receivable from Minority Shareholders (Note 2)	(23,263)
Start-up, marketing, research & development and incidental costs (Note 3)	(50)
Extinguishments of liabilities and related additional asset impairment (Note 9)	(826,331)
Deferred taxes	—
Tax effects of reconciling items	—
Shareholders’ equity in accordance with U.S. GAAP	(756,961)

The balance sheet and the statement of income as of December 31, 2002 presented below have been restated to reflect the differences between Italian GAAP and U.S. GAAP.

(Thousands of euro)

Description	December 31, 2002 (Italian GAAP)	Adjustments/ Riclassifications	December 31, 2002 (US GAAP)
Assets & Liabilities (Thousands of Euro)

ASSETS

Current Assets
Cash and cash equivalent	12.055	—	12.055
Short-term investments	—	—	—
Receivables, net (Note 6)	87.032	(56.677)	30.355
Receivables from minority shareholders (Note 2)	23.263	(23.263)	—
Inventories, net	—	—	—
Accrued interest and other (Note 6)	287.767	(281.705)	6.062

Total current assets	410.117	(361.645)	48.472

Non-current assets
Fixed assets, net of accumulated depreciation, amortization and writedowns	3.740	—	3.740
Investments	9.852	—	9.852
Intangible assets (Note 3)	455.017	(50)	454.967

Total non-current assets	468.609	(50)	468.559

TOTAL ASSETS	878.726	(361.695)	517.031

LIABILITIES AND SHAREHOLDER’S EQUITY

Current Liabilities
Financial borrowings (Note 8):
- banks	419	—	419
- Shareholders	253.266	—	253.266
- Ministry of Economy (current portion)	120.334	—	120.334
Trade accounts payable (Note 6)	33.009	—	33.009
Taxes payable	1.268	—	1.268
Payables due to social security institution	648	—	648
Personnel	5.637	—	5.637
Other payables due to related parties	1.297	—	1.297
Other payables	902	—	902
Accrued expenses	932	—	932

Total current liabilities	417.712	—	417.712

Non-current liabilities
Financial borrowings:
- Ministry of Economy (Note 9)	16.011	826.331	842.342
Trade account payable (Note 6)	351.360	(338.382)	12.978
Reserve for employee termination indemnities	960	—	960

Total non-current liabilities	368.331	487.949	856.280

TOTAL LIABILITIES	786.043	487.949	1,273,992

Shareholder’s equity
Capital stock 2,150,000,000 fully paid shares nominal value 1 euro each (2,150,000,000 fully paid shares at 12.31.2002)	2,150,000	—	2,150,000
Reserves	358.191	—	358.191
Receivable from minority shareholders (Note 2)	—	(23.263)	(23.263)
Retained earnings (accumulated deficit)	(79.535)	(44.356)	(123.891)
Loss for the year	(2,335,973)	(782.025)	(3,117,998)

Total shareholder’s equity	92.683	(849.644)	(756.961)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	878.726	(361.695)	517.031

STATEMENTS OF INCOME

(Thousands of Euro)

Description	December 31, 2002 (Italian GAAP)	Adjustments/ Riclassifications	December 31, 2002 (US GAAP)
Revenues:
Net sales from operations	491	—	491
Other income and revenues	232	—	232

Total revenues	723	—	723

Operating expenses:
Purchases, services and other (Note 12)	(38,474)	(4,690)	(43,164)
Payroll and related costs (Note 12)	(23,821)	(29,181)	(53,002)
Depreciations, amortization and write-downs (Note 12 - Note 9)	(66,954)	(2.932,435)	(2.999,389)

Operating income (loss)	(128,526)	(2,966,306)	(3,094,832)

Interest and other income (expense)
Financial income (expense)	(11.874)	—	(11,874)
Extraordinary income (expense) (Note 12)	(2,195,573)	2,184,281	(11,292)
Income before income taxes	(2,335,973)	(782,025)	(3,117,998)
Income taxes	—		—

Net income (loss)	(2,335,973)	(782,025)	(3,117,998)

Additional U.S. GAAP Disclosures

Note 1 - Classification of assets under Italian GAAP

Under Italian GAAP assets are classified in relation to their economical destination as Fixed Assets or Current Assets. Under U.S. GAAP, items that are expected to be realized in one year or less are classified as current while items that are expected to be realized beyond one year are classified as non-current. Therefore the classification of current assets under Italian GAAP would not necessarily qualify for the same classification under U.S. GAAP.

Note 2 - Receivables from minority shareholders

The amount due from minority shareholders derives from non-strategic shareholders share of the capital contribution requested by Ipse.

According to Italian Accounting Principles an increase in the Shareholders Equity can be registered based on the commitment of the Shareholders to pay their capital contribution.

Under U.S. GAAP Shareholders Equity increases are booked with the cash payment of the capital contribution. Accordingly the receivables due from minority shareholders is booked as a reduction of the Shareholder’s equity under US GAAP.

Note 3 - Start up, marketing, research & development and incidental costs

Under Italian Accounting Principles, certain costs related to the formation, start up, marketing, research and development and incidental costs (technical consultants and other) of a company may be deferred and capitalized as an intangible asset and amortized on a straight-line basis over a period not exceeding five years, if certain conditions are met. These costs are written down to their recoverable amount when an impairment exists.

Under U.S. GAAP, marketing, research and development and other incidental costs are expensed as incurred. Under U.S. GAAP, all costs incurred during the start-up period should be expensed in accordance with SOP 98-5, “Reporting on the Costs of Start-Up Activities”, except for those costs that are directly related to and specifically identifiable with system construction or those that are clearly related to asset acquisitions. Start-up costs include pre-operating costs such as organizational costs, advertising and promotion, market research and administrative matters.

Note 4 - Asset Impairment

According to Italian Accounting Principles long-lived assets are generally tested for impairment, when circumstances indicate a potential impairment. When an impairment other than temporary is identified, an impairment loss should be charged to income. When there is a change in the economic conditions, previous impairment can be reversed. Italian Accounting Principles do not address the concept of an asset group, which exists under U.S. GAAP.

Under U.S. GAAP a long-lived asset (asset group) shall be tested for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. For purposes of recognition and measurement of an impairment loss, a long-lived asset or assets shall be grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. The carrying amount of a long-lived asset (asset group) is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset (asset group). If a fixed asset is impaired, an impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset (asset group) exceeds its fair value. Once an impairment under U.S. GAAP is recognized, it cannot be reversed, except in certain circumstances such as when assets are classified held for sale or reclassified from assets held for sale to assets held for use.

The application of U.S. GAAP has not resulted in any adjustment to the amounts recorded under Italian GAAP (see also note “Extinguishments of Liabilities”).

Note 5 - Intangible Assets

The estimate aggregate amortization expense for the next five years for intangible assets as of December 31, 2002 is as follows:

Amount
(Millions of Euro)
2003	1,1
2004	0,1
2005	26,6
2006	26,5
2007	26,5

Note 6 - Lease Commitments

Under Italian GAAP if the rental fee of a long-term operating lease contract is billed in advance, a debt is booked and the related cost is deferred as prepayment. The cost is expensed to the profit & loss over the contract length on a straight-line basis.

Under U.S. GAAP no debt is recorded if the invoice is not paid while the cost is expensed as under Italian GAAP. Accordingly the deferred prepayment, the trade payables and the corresponding VAT receivables have not been included in the balance sheet under U.S. GAAP.

The following is a summary of all future minimum lease payments as of December 31, 2002:

	RFI lease contract	Other operating leases	Total
	(Thousands of Euro)
2003	9,120	1,454	10,574
2004	15,840	209	16,049
2005	44,880	221	45,101
2006	24,360	239	24,599
2007	24,960	241	25,201
Thereafter	257,160	—	257,160

Total	376,320	2,364	378,684

A surety of 99,000 thousand euros has been issued by Banca di Roma (which is directly guaranteed for an amount of 89,148 thousand euro by other strategic Shareholders on a pro-rata basis) in favour of R.F.I. S.p.A. as guarantee for the payments due under the 15-year operating lease contract with IPSE, relating to the concession of the right of usufruct and possession regarding a portion of the real estate assets of R.F.I. in order to install telecommunications equipment. Also an account deposit of Euro 9,852 thousands is classified as a non current asset investment, and has been pledged to Banca di Roma as a back to back guarantee for the surety issued by the bank to RFI (Ferrovie dello Stato).

Note 7 - Deferred Tax Assets

The differences between Italian GAAP and U.S. GAAP are primarily related to the recognition of certain deferred tax assets, including net operating losses and the deferred taxes established for the basis differences of assets and liabilities. With respect to the deferred tax benefit of net operating losses or other deferred tax assets, the Company under Italian GAAP generally recognizes such deferred tax assets when they are reasonably certain to be realized. Under U.S. GAAP, the deferred tax assets related to net operating losses and other deferred tax assets are always recognized but are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not (i.e. a likelihood of more than 50 per cent), that some portion or all of the deferred tax asset will not be realized. Therefore the valuation allowance is sufficient to reduce the deferred tax asset to the amount that is more likely than not to be realized.

Under SFAS No. 109, “Accounting for Income Taxes”, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

A detail of the provision for income taxes under U.S. GAAP for the year ended December 31, 2002 is as follows:

2002
(Thousands of Euro)
Current income taxes	—
Deferred income taxes	—
Total tax benefit	—

A reconciliation of the Company’s statutory and effective income tax (provision) benefit for the year ended December 31, 2002 is as follows:

2002
(Thousands of Euro)
Loss of the year	3,117,998
Tax benefit at Italian tax rate 40,25% (Irpeg and Irap)	1,254,994

2002
(Thousands of Euro)
Unrecognized tax carry forward on Irap tax (4,25%)	(5,582)
Valuation allowance
- tax loss carryforward (Irpeg 36%)	(47,285)
- Asset impairment deductible in future years (40,25%)	(1,195,054)
- bad debt provision (36%)	(23,331)
Release of valuation allowance from prior years (40,25%)	17,833
Permanent difference	(1,575)
Income taxes recorded in the financial statements	0

The components of the deferred tax assets (liabilities) under U.S. GAAP as of December 31, 2002 are as follows:

2002
(Thousands of Euro)
Deferred tax assets:
Tax loss carry forwards	74,937
Asset impairment	1,195,054
Bad debt provision	23,331
Other	20
Less: Valuation Allowance	(1,293,342)
Subtotal	0
Deferred tax liabilities	0
Net deferred tax liabilities	0

No valuation allowance was recorded prior to January 1, 2002.

The tax loss carry forwards as of December 31, 2002 are not subject to expiration.

As of December 31, 2002, the Company has not recorded any deferred tax liabilities or deferred tax assets, taking into consideration that the deferred tax assets are reserved for in total with the valuation allowance.

There is no difference between Italian GAAP and U.S. GAAP in the classification of deferred tax assets and liabilities.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

Note 8 - Financial Borrowings

	December 31, 2002	Minimum Annual Repayments
		2003	2004	2005	2006	2007	Thereafter
Atlanet	8,080	8,080	—	—	—	—	—
Capitalia	6,725	6,725	—	—	—	—	—
Telefonica Moviles	25,384	25,384	—	—	—	—	—
Solivella	206,082	206,082	—	—	—	—	—
Edison	3,335	3,335	—	—	—	—	—
Sonera	3,660	3,660	—	—	—	—	—
Ministry of Economy	—	—	—	—	—	—	—
-spectrum base	136,345	120,334	16,011	—	—	—	—
-aditional spectrum	826,331		104,323	120,334	120,334	120,334	361,006

TOTAL 12.31.2002	1.215.942	373.600	120,334	120,334	120,334	120,334	361,006

Interest Rate is variable:

- Shareholders Loans are at Euribor + 500 bp. (in a range between 7% and 8%)

- Government Loan is at Euribor.

Management expects fair value of outstanding debt at December 31, 2002 to approximate its book value.

A surety of 1,006,444 thousand euros has been issued by Mediocredito Centrale (MCC) in favour of the Ministry of the Economy guaranteeing the commitments, described in paragraph 9.1, letter f) of the auction regulations, given by the licensee (Ipse), following a request for the deferral of the payment of the licence to the Ministry, in accordance with point 5 a) of the Call for Bids. At December 31, 2002 the surety of 1,006,444 thousand euros refers to the debt towards the Ministry of Economy of 962,676 thousand euros, plus three six-monthly instalments of interest totalling 43,768 thousand euros.

The Company’s shareholders have a commitment to pledge in a bank deposit (“cash collateral”) the above described surety for the entire amount by December 31, 2003. As of December 31, 2002, the surety was pledged in a current account deposit as a back-to-back guarantee of 142,889 thousand euros by the Company’s shareholders.

All the other debts are not guaranteed.

Note 9 - Extinguishment of Liabilities

Italian GAAP does not provide specific guidelines regarding the extinguishment of a liability. As a normal practice when a discrepancy exists between a legal interpretation of the law of the creditor, which relates to existence of the obligation for the Company, an independent legal opinion from a third party is obtained to support the Company’s positions. Therefore, the Board of Directors appropriately supports its decision to consider the liability extinguished under Italian GAAP through an independent legal opinion.

Under U.S. GAAP a debtor shall derecognize a liability if and only if it has been extinguished. A liability has been extinguished if either of the following conditions is met: (a.) The debtor pays the creditor and is relieved of its obligation for the liability. Paying the creditor includes delivery of cash, other financial assets, goods, or services or reacquisition by the debtor of its outstanding debt securities whether the securities are cancelled or held as so-called treasury bonds, or (b.) The debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor.

In a legal defeasance, generally the creditor legally releases the debtor from being the primary obligor under the liability. Whether the debtor has in fact been legally released from being the primary obligor under the liability, either judicially or by the creditor is a matter of law.

As outlined in the notes to the financial statements prepared under Italian GAAP, taking into account current unfavourable market prospects, and after careful analysis backed up by expert legal opinion (from Professor Franco Bonelli, Professor Berardino Libonati, Professor Roberto Mastroianni, Paolo Colucci and Domenico Luca Scordino), the Company decided to exercise its right to return the additional frequency spectrum (2x5MHx) and, at the same time, to be released from its obligation to pay the remaining instalments of the cost of such frequency.

Accordingly, the debt relating to the amounts due for the additional frequency spectrum, totalling 826,331 thousands euro, has been removed from the balance sheet in accordance with the Italian GAAP. Such transaction does not qualify as debt extinguishments under US GAAP. Accordingly financial borrowings under US GAAP have been increased for the same amount and, since the additional frequency spectrum cost is not considered to be recoverable by the Company through future cash flow, an additional impairment of 826,311 Euro thousands has been recorded to profit and loss under US GAAP.

Note 10 - Revenue Recognition

Under Italian GAAP, revenues and expenses are recognized on an accrual basis, i.e., when the goods and services are actually provided, regardless of when the resulting monetary or financial flow occurs. Under U.S. GAAP, revenue is generally realized or realizable and earned when all of the following conditions have been satisfied: (a) persuasive evidence of an arrangement exists; (b) goods are delivered or service is rendered with a resultant transfer of risks and reward to the buyer; (c) price is fixed or determinable; and (d) collectibility is reasonably assured.

Note 11 - Restructuring Costs

Under Italian GAAP, expenses related to restructuring at December 31, 2002 have been considered probable and based on management’s best estimate of the costs to be incurred in connection to the restructuring program at the time the program is formally decided. Under U.S. GAAP at December 31, 2002 restructuring charges follow the requirements set forth in EITF 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)”. The primary difference between Italian GAAP and U.S. GAAP relates to the timing of when restructuring costs were expected to be incurred. Under U.S. GAAP, the time frame for utilization of restructuring reserves should not be more than one year, while under Italian GAAP, the utilization of the restructuring reserves does not have a specified limited time frame.

The application of U.S. GAAP has not required any adjustments in the circumstance.

The restructuring plan in 2002 resulted in 423 employees being terminated. The amount charged to expense in 2002 was Euro 27,292 thousands and was recorded in the payroll and related costs account. At December 31, 2002, a liability of Euro 5,637 thousands was recorded in the other payables account.

Note 12 - Extraordinary Income and Expenses

Extrordinary income and expenses reported in the Company’s income statement prepared in accordance with Italian GAAP do not qualify as extraordinary items under U.S. GAAP, therefore accordingly may be classified as operating or financial income and expense under U.S. GAAP.

Note 13 - Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with Italian GAAP, along with the reconciliation to U.S. GAAP, requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 14 - Fair Value of Financial Instruments

The carrying amounts of cash, accounts receivable, and accounts payable approximate fair value because of the short-term nature of these items.

Note 15 - Related parties transactions

The Company entered into transactions of a mainly financial nature with its shareholders and their subsidiaries. Such transactions relate to contributions received from Telefonica group companies to finance operations during 2002.

The following transactions are included in the Balance Sheet as of December 31, 2002:

	Balance Sheet
	(Thousands of Euro)
	Debtors	Creditors
Telefonica Moviles de Espana S.A.	—	25,384
Solivella Investments	—	206,082
Total Telefonica group	—	231,466

Atlanet S.p.A.	—	8,080
Capitalia S.p.A.	—	6,725
Edison S.p.A.	—	3,335
Sonera Holding B.V.	—	3,660
Publitel S.p.A.	6	—
Total Other Shareholders	6	21,800

Total financial relations	6	253,266

The balance sheet includes also trade payables to the Telefonica Group and the other shareholders, amounting to Euro 1,297 thousands.

The profit and loss includes Euro 12,497 thousands relating to financial interests due on the loans issued by the shareholders.

Note 16 - Earnings per Share

In accordance with SFAS No. 128 “Earnings per Share”, basic earnings per share is computed by dividing income available to ordinary shareholders by the weighted average number of ordinary shares outstanding. The computation of diluted earnings per share is increased to include any potential ordinary shares. Potential ordinary shares are those securities that, if converted to shares, would increase the total number of shares outstanding and reduce the earnings attributable to each share. The effects of any potential ordinary shares are omitted when the effects of including them is anti-dilutive. Potential ordinary shares include options, warrants, and convertible securities. For the basic earnings per share calculation, the weighted average number of shares outstanding was approximately 2,150,000,000 in 2002. As no additional shares were issued in 2002, the weighted average number of shares outstanding is the same as the number of shares outstanding as of December 31, 2001.

In 2002 no potential ordinary shares were considered dilutive, therefore basic and diluted shares were the same.

Note 17 - Comprehensive Income

U.S. GAAP requires the reporting and display of comprehensive income, net of related tax effect, and its components in accordance with SFAS No. 130, “Reporting Comprehensive Income”. Components of other comprehensive income include variations in equity accounts. In 2002, the Company did not have any transactions that met the definition of comprehensive income.

Note 18 - Supplemental Cash Flow Disclosures

In 2002, the Company paid interest, net of capitalized interest, Euro 36,313 thousands. The Company did not pay any tax or received any tax refund.

Note 19 - Recently Issued Accounting Pronouncements

In June 2001, the FASB issued SFAS No.143, “Accounting for Asset Retirement Obligations” (“SFAS No. 143”). SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible, long-lived assets and the associated asset retirement costs. This Statement requires that the fair value of an asset retirement obligation be recorded as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or the normal use of the asset. A corresponding asset is recorded, which is depreciated over the life of the asset to be retired. Subsequent to the initial measurement of the asset retirement obligation, the liability is adjusted at the end of each period to reflect the passage of time and changes in estimated future cash flows underlying the obligation. The adoption of SFAS No. 143 is effective on January 1, 2003.

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34)” (“FIN 45”). FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This Interpretation does not prescribe a specific approach for subsequently measuring the guarantor’s recognized liability over the term of the related guarantee. This Interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, “Disclosure of Indirect Guarantees of Indebtedness of Others”, which is being superseded. The disclosure requirements of FIN 45 were applicable for the year ended December 31, 2002. The initial recognition and initial measurement provisions of FIN 45 are applicable starting on January 1, 2003.

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). SFAS 146 addresses financial and accounting reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including certain costs Incurred in a Restructuring).” The provisions of SFAS 146 are effective for exit or disposal activities initiated after December 31, 2002.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29. SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets of APB Opinion No. 29, and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.

Carlos J. Macra
Chief Executive Officer

Ipse 2000 SpA

Financial Statements

as of

December 31st 2004

The Financial Statements have been extracted and translated into the English language, from the Official Financial Statements approved by IPSE’s Board of Directors on June 10, 2005, and schedule for General Shareholders Meeting approbation on June 28, 2005.

No adjustments have been reported to the figures included in the financial statements filed with the Italian Authorities.

Financial statements as of December 31, 2004

	31.12.2004	31.12.2003
BALANCE SHEET - ASSETS	Unaudited under US GAAS	Unaudited under US GAAS
(in euros)

A) UNPAID CALLED-UP SHARE CAPITAL

B) FIXED ASSETS
I- Intangible fixed assets
1) start-up and expansion costs	0	25.141
3) industrial patents and intellectual property rights	0	90.204
4) permits, licenses, trademarks and similar rights	450.430.431	450.430.431
6) intangible fixed assets in process and advances	—	—
7) other	—	0

	450.430.431	450.545.777

II- Tangible fixed assets
2) plant and machinery	0	496
3) industrial and commercial equipment	0	7.528
4) other	0	273.690
5) tangible fixed assets under construction and advances	—	—

	0	281.714
III- Fixed asset investments

5) Term bank deposits	7.935.098	10.053.369
Long-term deposits	0	0

Total fixed assets (B)	458.365.530	460.880.859

C) CURRENT ASSETS
I- Inventories
4) finished goods and goods for resale	—	—

	—	—

II- Receivables
1) due from customers	0	616.589
5) due from others	83.340.544	128.021.973

	83.340.544	128.638.562

III- Short-term investments
7) Short term deposits	—	—

	—	—

IV- Cash on hand and in banks
1) bank and post office deposits	563.951	1.744.644
3) cash and notes on hand	486	3.206

	564.437	1.747.850

Total current assets (C)	83.904.981	130.386.412

D) ACCRUED INCOME AND PREPAID EXPENSES	255.764.896	264.244.992

TOTAL ASSETS	798.035.407	855.512.263

Financial statements as of December 31, 2004

	31.12.2004	31.12.2003
BALANCE SHEET - SHAREHOLDERS’ EQUITY AND LIABILITIES	Unaudited under US GAAS	Unaudited under US GAAS
(in euros)

A) SHAREHOLDERS’ EQUITY

I- Share capital	150.500.000	2.150.000.000
IV- Legal reserve	359.347	359.347
VII- Other reserves	152.892.840	518.040.678
VIII- Retained earnings (accumulated deficit)	(3.099.106)	(2.415.508.615)
IX Loss for the period	(272.658.902)	(105.131.170)

Total shareholders’ equity (A)	27.994.179	147.760.241

B) ALLOWANCES FOR RISKS AND CHARGES	46.558.784	2.155.000

C) EMPLOYEE TERMINATION INDEMNITIES	202.195	246.587

D) PAYABLES
3) payables to banks	—	0
4) due to other financial institutions (shareholder loan)	367.721.041	315.594.413
6) due to suppliers	354.526.730	370.962.552
11) taxes due	118.923	359.003
12) due to social security institutions	120.961	231.330
13) other payables
a) due to other related parties	0	90.657
b) due to others	792.594	17.305.024

Total payables (D)	723.280.249	704.542.979

E) ACCRUED EXPENSES AND DEFERRED INCOME	0	807.457

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	798.035.407	855.512.263

MEMORANDUM ACCOUNTS	31.12.2004 Unaudited (*)	31.12.2003 Unaudited (*)
D) Guarantees received
1) guarantees received from banks	843.951.949	970.452.619

TOTAL MEMORANDUM ACCOUNTS	843.951.949	970.452.619

Financial statements as of December 31, 2004

	2004	2003
INCOME STATEMENT	Unaudited under US GAAS	Unaudited under US GAAS
(in euros)

A) VALUE OF PRODUCTION

1) revenues from sales	—	0
4) capitalised costs and expenses	—	—
5) other income and revenues	17.726	66.134

Total value of production (A)	17.726	66.134

B) OPERATING COSTS

6) raw, ancillary and consumable materials and goods for resale	1.355	4.767
7) services	2.357.234	10.080.363
8) leases and rentals	8.858.187	22.119.774
9) personnel:
a) wages and salaries	1.145.219	4.870.561
b) social security contributions	232.492	1.648.723
c) termination indemnities	89.208	392.945
e) other
10) amortisation, depreciation and write-downs
a) amortization of intangible fixed assets	70.243	1.114.817
b) amortization of tangible fixed assets	81.015	312.067
c) other write-downs of fixed assets
d) provisions for doubtful accounts	190.564.402	27.628.637
11) changes in inventories of raw, ancillary and consumable materials and goods for resale	—	0
12) Provisions for risks and charges	44.682.451	2.155.000
14) other operating costs	281.571	386.341

Total operating costs (B)	248.363.378	70.713.994

OPERATING INCOME (A-B)	(248.345.651)	(70.647.860)

C) FINANCIAL INCOME AND EXPENSE

16) other financial income:
a) from long-term deposits	132.056	279.997
d) other
2) from others	32.883	84.069

17) interest expense and other financial charges
b) to others	(24.398.407)	(24.923.206)

Total financial income (expense), net (C)	(24.233.468)	(24.559.139)

E) EXTRAORDINARY INCOME AND EXPENSE

20) income
a) other	311.316	1.452.461
21) expense
a) other	190.320	11.376.631
b) write-downs	200.778	0

Total extraordinary income and expense (E)	(79.782)	(9.924.170)

LOSS BEFORE INCOME TAXES (A-B+-C+-D+-E)	(272.658.902)	(105.131.170)

22) income taxes for the period	—	—

23) LOSS FOR THE PERIOD	(272.658.902)	(105.131.170)

Financial statements as of December 31, 2004

	2004	2003
STATEMENT OF CASH FLOWS	Unaudited under US GAAS	Unaudited under US GAAS
(in euros)
A) CASH AND CASH EQUIVALENTS - OPENING BALANCE	1.747.850	11.635.887

B) CASH FLOWS FROM (FOR) OPERATING ACTIVITIES:
• Loss for the period before income taxes	(272.658.902)	(105.131.170)
• Current taxes	—	—
• Depreciation and amortisation of tangible and intangible fixed assets	151.258	1.426.884
• Write-downs of fixed assets	—	—
• Net change in provisions for risks and charges	44.403.784	2.155.000
• Net change in employee termination indemnities	(44.392)	(713.218)

Total	(228.148.252)	(102.262.504)

• Change in net working capital:
• Change in inventories	—	0
• Change in receivables	45.298.018	(18.343.040)
• Change in payables	18.737.271	(79.189.168)
• Change in accrued income and prepaid expenses	7.672.638	23.397.680

TOTAL B)	(156.440.326)	(176.397.032)

C) CASH FLOWS FROM (FOR) INVESTING ACTIVITIES:
• Disinvestment of tangible fixed assets	200.699	3.145.877
• Disinvestment of intangible fixed assets	45.102	3.356.116
• Fixed asset investments	2.118.270	(201.232)

TOTAL C)	2.364.072	6.300.761

D) CASH FLOWS FROM (FOR) FINANCING ACTIVITIES:
Shareholder contributions	152.892.840	160.208.234
Change in net financial receivables	—	0

TOTAL D)	152.892.840	160.208.234

E) CASH AND CASH EQUIVALENTS - CLOSING BALANCE (A+B+C+D)	564.437	1.747.850

Notes to the Financial Statements as of December 31, 2004

Form and Content of the Financial Statements

The Financial Statements as of and for the year ended December 31, 2004 have been prepared in accordance with the provisions of the Italian Civil Code and consist of the Balance Sheet, the Profit and Loss Account and the following Notes.

The Notes provide the information required by article 2427 of the Italian Civil Code, in addition to other information considered necessary to give a true and fair view of the Company’s financial position, cash flows and operating results, even where not required by specific provisions of the law.

The Balance Sheet and Profit and Loss Account are based on the formats established by articles 2424 and 2425 of the Italian Civil Code. However, the accounting items preceded by Arabic numbers having nil balances for both the current and prior year have been eliminated.

No exceptional circumstances arose during the year necessitating recourse to the departures permitted by article 2423, paragraph 4 of the Italian Civil Code.

All amounts reported in the Notes are expressed in thousands of euros, unless otherwise indicated.

The Company as a Going Concern and Recoverability of the Book Value of Assets

The change in the financial situation and delays in the rollout of UMTS services witnessed in 2002 and 2003 were again evident in 2004, despite the fact that certain operators have now formally launched UMTS services. The high degree of market uncertainty (and barriers to effective competition) remain largely unchanged. For this reason, the Company proceeded with implementation of its business plan in 2004, focusing its strategy on so-called spectrum trading, as defined by art. 14 of the Electronic Communications Code.

The value of the UMTS licence and, therefore, of “Permits, licences, trademarks and similar rights” was confirmed as being unchanged with respect to the value reported in the 2003 Financial Statements (in turn carried out with the assistance and on the advice of expert external advisors and based on the Business Plan prepared by the Company for such purpose).

Whilst the effective start-up of spectrum trading has been put back with respect to the Company’s original plans, the essential reasons (described below) behind the strategy remain valid, and we continue to expect this activity to generate a return on the Company’s investments.

The Company has based its strategy on the following overall assumptions:

•	introduction of the new Electronic Communications Code, which enables the transfer of UMTS frequencies; IPSE is in a position to benefit from this provision, although the frequencies may only be transferred to existing holders of UMTS licences;

•	compliance with nationwide coverage obligations to come into effect by June 30, 2004 will be transferred to the new operator using the frequencies; however, as noted in the Management Report on Operations with regard to this point, IPSE has appealed to the Lazio Regional Administrative Court (still pending) in relation to the effective existence of coverage obligations and, in any event, the application of the specific provisions of the Code itself (art. 33);

•	developments in the UMTS market, and the resulting migration of captive customers and current market operators from the GSM/GPRS to the UMTS platform, will generate demand for additional frequencies among operators; in this regard, it should be noted that the incumbent operators proceeded with the commercial launch of UMTS services in 2004; this launch (although delayed) may result in the progressive migration of customers to UMTS services in the near future (with progressive growth in the related demand);

•	the size of the Company’s structure, and especially that of the workforce, will be adapted to make it compatible with the new strategy.

It should also be noted that:

•	as reported in the Management Report on Operations, during 2004 the Company has received expressions of interest in the purchase of frequencies from operators authorised to provide UMTS services; although the Company has not yet received permission to transfer its frequencies (not due to failure to obtain regulatory approval, but to the absence of final agreements), this fact demonstrates the effective revenue potential of the frequencies that the Company plans to transfer;

•	according to the figures previously estimated by the external advisors and, moreover, confirmed in the documents from at least one of the incumbent operators, the possession of an increased number of frequencies reduces the need for investment in network infrastructure; such savings may be significant and provide an undoubted basis on which to determine a potential and reasonable value for the sale of the frequencies.

Based on the above assumptions, and in the absence of any outcome to the complex legal action brought by the Company (which as reported in the Management Report on Operations, may result in additional returns compared with those estimated in the 2004 Financial Statements), it was decided that there were no valid reasons for modifying the estimates made during the previous year.

Despite the above, the following conditions continue to apply:

•	the related calculations and assumptions were made on the basis of the best available information and on the basis of estimates that are subject to uncertainty, and we cannot, therefore, exclude the possibility that such calculations and assumptions may be subject to review in order to reflect future developments; and

•	similarly, the shareholders may be called on to support the Company in the event of future losses in value relating to the recoverability of the estimated value of the UMTS licence; no events that may prejudice the Company’s ability to honour its commitments are therefore foreseeable at this time.

Accounting Policies

The valuation of items in the Financial Statements has been carried out in compliance with the going concern and prudence principles.

The accounting policies adopted in the preparation of the Financial Statements comply with the provisions of article 2426 of the Italian Civil Code, and are consistent with those adopted in the prior year’s Financial Statements.

All costs and revenues accrued during the year have been recorded, regardless of the date of collection or payment.

Intangible fixed assets

Intangible fixed assets are stated at purchase or production cost, plus any incidental costs and costs directly chargeable to the assets.

Should there be other than a temporary impairment in the above value of such intangible fixed assets, the relevant asset is written down accordingly.

Such assets are systematically amortised in accordance with the rates shown below, which are representative of their residual useful economic lives.

“Start-up and expansion costs” represent the cost of the Company’s incorporation and are amortised over a period of five years. Start-up and expansion and research, development and advertising costs are recorded under assets in the Balance Sheet on the basis of the policies discussed and agreed with the Board of Statutory Auditors.

“Industrial patents and intellectual property rights” include the purchase cost of software licenses, which is amortised over a period of five years.

“Permits, licences, trademarks and similar rights” include the costs incurred in order to obtain a public UMTS licence for the operation of third-generation mobile telecommunications.

Tangible fixed assets

Tangible fixed assets are stated at purchase or production cost, plus any incidental costs and costs directly chargeable to the assets.

The value of such assets is systematically depreciated applying the economic and technical rates of depreciation shown below, which are held to reflect the residual useful lives of the assets.

Should there be other than a temporary impairment in value, such tangible fixed assets are written down accordingly. The appropriate value of the relevant asset is reinstated in future years if the reasons for any write-downs cease to apply.

Routine maintenance costs are expensed as incurred.

Fixed asset investments

Fixed asset investments consist of a current account deposit pledged to Banca di Roma as a back-to-back guarantee for the surety issued by the bank to Rete Ferroviaria Italiana SpA (RFI), in addition to other term deposits relating to the properties leased by the Company.

Debtors and creditors

Debtors are recorded at their estimated realisable value.

Creditors are recorded at their nominal value.

Accruals and deferrals

Such items regard revenues and expenses referring to two or more accounting periods recorded on an accruals basis.

Provision for employee termination indemnities

The provision for employee termination indemnities represents the entire accrued liability to employees in compliance with established legislation and labour contracts.

Revenues and costs

Revenues and costs are recorded on an accruals basis.

Memorandum accounts

The accounting policies and content of the memorandum accounts comply with Italian Accounting Profession Principle No. 22. Such items regard guarantees, risks and commitments to which the Company is subject.

Notes to the Balance Sheet — Assets

Fixed Assets

As established by art. 2427 of the Italian Civil Code, movements in intangible and tangible fixed assets are reported in schedules that specify, for each item, the historical cost, prior year provisions for amortisation and depreciation, movements during the year and the closing balance.

Intangible fixed assets

The net value of intangible fixed assets as of December 31, 2004 amounts to 450,430 thousand euros, representing a decrease of 116 thousand euros compared with the previous year, as shown in the following schedule:

(€000)

	Start-up and expansion costs	Industrial patents and intellectual property rights	Permits, licences, trademarks and similar rights	Other	Total
A) Opening balance
1. Historical cost	126	565	450.430	6.228	457.349
2. Allowances for amortisation	(101)	(135)	—	(3.092)	(3.463)
3. Write-downs and extraord. items	—	(340)	—	(3.136)	(3.339)

Balances as of Dec 31, 2003	25	90	450.430	0	450.546

B) Movements during the year
3. Purchases	—	—	—	—	—
4. Disposals	—	—	—	—	—
8. Decrease in allowances for amort.	—	—	—	—	—
9. Amortisation	(25)	(45)	—	—	(70)
11. Write-downs	—	(45)	—	—	(45)

Total	(25)	(90)	—	—	(115)

C) Closing balance (A+B)
13. Historical cost	126	565	450.430	—	450.781
14. Allowances for amortisation	(126)	(180)	—	—	(306)
15. Write-downs and extraord. items	—	(385)	—	—	(385)

Balances as of Dec 31, 2004	0	0	450.430	0	450.430

Start-up and expansion costs

“Start-up and expansion costs” represent the costs incurred in 2000 relating to the Company’s incorporation and providing long-term benefits. Such costs are amortised over a period of 5 years.

Industrial patents and intellectual property rights

“Industrial patents and intellectual property rights” refer solely to software applications purchased outright and on the basis of long-term licences, and in service as of December 31, 2004. Such costs, which are amortised over a period of 5 years, have been fully written down.

Permits, licences, trademarks and similar rights

As of December 31, 2004, this item is unchanged at the 450,430 thousand euros reported in the prior year Financial Statements.

With specific reference to the value assigned to the blocks of frequencies still owned by IPSE, the considerations previously made by the external advisors acting on the Company’s behalf in 2003 (May) and 2004 (June) remain valid. Such considerations regarded the potential returns deriving solely from the sale of the frequencies on the market, in accordance with art. 14 of the Electronic Communications Code.

The assessment carried out by the external advisors acting on the Company’s behalf was based on the fact that:

•	radioelectric frequencies are a limited resource and as such, based on the provisions of art. 14 of the Electronic Communications Code and prior to this of EU directives, are (or at least are likely to become) a marketable commodity (or, in other words, an asset for which there is growing demand) as the UMTS market progressively grows in size and there is a greater need for operators to develop their network infrastructure;

•	the greater availability of frequencies, from this point of view, and in relation to available traffic volumes, enables operators to achieve savings on investment in new network infrastructure;

•	given that the frequencies do not have, in the strict sense of the term, a market value (also in view of the innovative nature of spectrum trading), a reasonable valuation must be linked to the estimated savings to be obtained by incumbent operators in relation to investment in network infrastructure, and thus to a reasonable estimate of the price that, in order to achieve such savings, operators would be willing to pay (a price that must obviously enable the operator to benefit from a large part of the above expected savings); moreover, such an estimate also depends on the type of agreement reached, whether based on a fixed price or a form of lease arrangement (or similar);

•	the market penetration of UMTS services is inevitably slowed by the continuing strength of GSM/GPRS and should be considered as progressive over the medium term, based on the fact that, again in accordance with reasonable estimates of the foreseeable rollout of the network and services by incumbent operators (from GPRS to UMTS), the need to improve and extend UMTS network infrastructure, and thus the need to achieve the savings on investment made possible by the availability of additional frequencies, becomes a reality in over the medium term (by 2008);

•	above all, the estimated potential increase in UMTS customers (and the resulting need for network expansion) should lead to a significant rise in traffic within three to four years of the rollout of services, which largely took place during 2004 (at least in the case of Vodafone, Wind and TIM);

•	prior to 2008, it is therefore reasonable to expect that investment in network infrastructure by incumbent operators (who are inevitably most interested in having access to additional frequencies) will take place regardless of the availability of such additional resources.

Based on these assumptions, the values assignable in 2004 to the frequencies available to IPSE (i.e. two blocks of frequencies of 2x5MHz) are confirmed (and even increased with respect to the values reported in 2003) as falling within the following ranges:

	Estimated value according to DCF method WACC 6.8%
	Value on transfer of frequencies to third parties
	20%	30%	40%
market scenario
most favourable	€554 million	€844 million	€1,133 million
most conservative	€369 million	€565 million	€762 million

During the transition period, and whilst awaiting the large-scale rollout of UMTS, the Company has achieved the targeted reductions in operating costs. At the same time, the Company has also succeeded in terminating its contract with Ferrovie dello Stato (now RFI SpA).

The above aspects are in addition to the above-mentioned events that took place in 2004: the interest expressed in acquiring the spectrum owned by IPSE by a greater number of parties than the number of such frequencies, the valuations carried out by third parties, and (above all) the absence of any outcome to the complex legal action brought by the Company against the Italian government.

This latter aspect is fundamental, also with regard to regulatory questions regarding coverage obligations (an issue dealt with below in relation to the content of the appeals brought by IPSE).

The above considerations have not led us to determine values as of December 31, 2004 that are reasonably different from those reported in the 2003 Financial Statements (and which, in any event, already reflected a significant write-down of the value of the frequencies compared with their original cost).

With regard to the same item, the following aspects should be noted.

Taking into account current unfavourable market prospects, and after careful analysis backed up by expert legal opinion, during the previous year the Company decided to exercise its right to return the additional spectrum (2x5MHx) and, at the same time, to be released from its obligation to pay the remaining instalments of the cost of such frequencies.

IPSE’s right to relinquish the so-called additional spectrum is based on the following principal reasons:

•	from a legal standpoint, allocation of additional spectrum constitutes a supplementary provision issued in the sole interest of the beneficiary, and for which the beneficiary, via a recognised principle, has the right of relinquishment.

•	in the light of changed market conditions and prospects, the financial commitments relating to additional spectrum produce an effect opposite to that originally intended, thereby transforming an asymmetrical advantage into a competitive disadvantage for IPSE and as such constituting an unjustified and unsustainable burden.

•	the spectrum and related maintenance therefore did not meet the expectations of the Ministry of Communications and the Company at the time of allocation.

•	the unavailability and resulting postponement of the development and production of new network technologies, as well as of the production of reliable handsets capable of exploiting the full potential of UMTS services, contributed to rendering IPSE’s payment for additional frequencies untenable as they put back the date of widespread distribution and effective use of the new services.

•	the distorting transformation of the market to IPSE’s competitive disadvantage was compounded by Italy’s failure to comply with EU regulations regarding the introduction of UMTS, as well as the recent allocation of additional GSM frequencies to second-generation operators with Resolution 286/02/CONS. This allocation has enabled aggressive expansion of GPRS services and further widened the gap between second-generation and new-entry UMTS operators, thus contributing to delays in the development of the UMTS market and also diminishing the strategic importance of additional UMTS spectrum.

All the above reasons supporting IPSE’s position (and which contrast with the Ministry of Communications’ opposition) formed the basis of IPSE’s appeal before the Lazio Regional Administrative Court (previously referred to in the management Report on Operations). The outcome of the appeal in first instance will presumably be made known during 2005.

The reduction of debt relating to the amounts due for the additional spectrum, totalling 826,331 thousand euros, thus derives from IPSE’s exercise of its right to relinquish the said spectrum.

As in the 2003 Financial Statements, no provisions for risks were made in compliance with Italian Accounting Profession Principle No. 19, which states that such provisions for potential liabilities should be made if an unfavourable event is deemed “likely” and not just “possible”.

In this specific case, according to the legal opinion sought by the Company and the further legal actions brought by the Company (and still pending), the unfavourable event, if necessary as a result of litigation, is represented by the obligation to effect payment of the charges for the additional spectrum relinquished by the Company, is considered to be possible rather than likely.

Moreover:

•	the Company’s shareholders have completed and maintained the term deposit held with MCC SpA (the bank that has issued the surety in favour of the Ministry of the Economy and Finance — Treasury Department), representing all the funds that will be necessary should the Company be required to pay for the above additional spectrum;

•	IPSE has the right — deemed to be enduring, full and effective — to request payment of the said amount relating to frequency spectrum by its shareholders, if such sum turns out to be due (in which case the unfavourable event considered as possible would become a concrete event that would compel IPSE to effect payment); this would entail the payment (either directly or indirectly in the absence of withdrawal) of capital contributions to the Company, capable of covering any losses deriving from the above negative outcome of the legal action.

Therefore, the risk that the Company’s financial position or results of operations might be detrimentally affected, that is that a capital deficit may occur, resulting from negative outcome of the legal action, should be considered as remote.

Likewise, the Company may request its shareholders to intervene — in the form of capital contributions or the Company’s recapitalisation if necessary — should the realisable value of the frequencies, once spectrum trading effectively starts, be lower than the estimates held to be valid on the basis of the overall assumptions made and the information available.

Tangible fixed assets

The net value of tangible fixed assets amounts to zero, following the disposal of a number of assets, depreciation for the year and the write-down of certain assets, as shown in the following schedule:

				(€000)

	Plant and machinery	Industrial equipment	Other assets	Total
A) Opening balance
1. Historical cost	1	131	580	711
2. Allowances for depreciation	(0)	(124)	(306)	(430)

Balances as of Dec 31, 2003	0	8	274	282

B) Movements during the year
3. Purchases	2	—	—	2
4. Disposals	—	(44)	(143)	(187)
5. Write-downs	(2)	(1)	(153)	(156)
6. Extraordinary items	—	—	—	—
7. Allowances for depreciation	(0)	38	103	141
8. Depreciation	(0)	(1)	(80)	(81)

Total	(0)	(8)	(274)	(282)

C) Closing balance (A+B)
7. Historical cost	2	88	436	526
9. Allowances for depreciation	(0)	(87)	(282)	(370)
10. Write-downs and extraord. items	(2)	(1)	(153)	(156)

Balances as of Dec 31, 2004	—	—	—	—

As of December 31, 2004, tangible fixed assets are not subject to mortgages, liens or other collateral guarantees that might limit their availability to the Company.

Plant and machinery

This item underwent the following movements during the year:

						(€000)

	Net value 31.12.03	Increases	Write-downs	Decrease in allow. for deprec.	Deprec.	Net value 31.12.04
Exchanges and electronic
equipment	—	—	—	—	—	—
General equipment	0	2	(2)	—	—	0

Total	0	2	(2)	—	—	0

Industrial and commercial equipment

This item underwent the following movements during the year:

							(€000)
	Net value 31.12.03	Disposals	Write-downs	Extraord. items	Decrease in allow. for deprec.	Deprec.	Net value 31.12.04
Equipment	8	(44)	(1)	—	38	(1)	0

Total	8	(44)	(1)	—	38	(1)	0

Other assets

The item underwent the following movements during the year:

							(€000)

	Net value 31.12.03	Disposals	Write-downs	Extraord. items	Decrease in allow. for deprec.	Deprec.	Net value 31.12.04
Furniture	80	(75)	(48)	—	53	(10)	—
Office machines and computers	80	(61)	(37)	—	43	-25	—
Peripheral and centralised hardware	109	(5)	(66)	—	5	-43	—
Other electronic equipment	5	(3)	(2)	—	2	-2	—

Total	274	(144)	(153)	—	103	(80)	—

The items “Office machines and computers”, “Peripheral and centralised hardware” and “Other electronic equipment” include the cost of purchasing the hardware used in the Company’s information systems. Such hardware primarily regards mainframe computers, servers and office automation equipment. Such assets have been fully written down.

The following schedule shows a summary of the rates of depreciation applied by the Company.

Tangible fixed assets	Ordinary rates of Depreciation
Plant and machinery
Exchanges and electronic equipment	18%
Access, transmission and technical equipment	15%
Internal and general equipment	12%
Industrial and commercial equipment
Equipment	25%
Other assets
Office machines and computers	20%
Furniture	12%

Assets with a unit value of less than €516,456	100%

Fixed asset investments

Fixed asset investments of 7,935 thousand euros include a current account deposit, amounting to 7,838 thousand euros, pledged to Banca di Roma, as a back-to-back guarantee for the surety issued by the bank to Rete Ferroviaria Italiana SpA (RFI). Moreover, the remaining balance is represented by term deposits with the Banca di Roma.

Current Assets

Debtors

None of the accounts recorded in the Financial Statements are formally due after 12 months. The following notes provide information regarding individual items.

Trade debtors

As of December 31, 2004, no trade debtors are reported as, given the “age” of debtors (after 36 months) and the fact that they are of a doubtful nature and subject to ongoing disputes, such amounts were fully written down, as shown below:

		(€000)

Trade debtors	31:12:04	31.12.03
Trade debtors	253	240
Amounts due from Factorit	398	470
Provisions for doubtful accounts	(253)	—
Provisions for amounts due from Factorit	(398)	(94)

Total trade debtors	—	617

Other

This item, totalling 83,341 thousand euros, primarily regards accrued VAT credits, amounting to 83,146 thousand euros at the balance sheet date, as shown below:

		(€000)

Other debtors	31.12.04	31.12.03
Due from tax authorities
VAT	83.146	83.390
Withholding tax on interest earned	135	98

Total due from tax authorities	83.281	83.489

Due from Ministry for additional instalment paid	104.324
Due from Ministry for additional interest paid	110.826	90.202
Minority shareholders	67.195	46.123
Amounts due from shareholders for Banca di Roma fees	—	481
Personnel	36	34
Other	25	31
Provisions for accounts due from minority shareholders	(67.195)	(2.135)
Provisions for accounts due from the Ministry and others	(215.151)	(90.202)

Total other debtors	83.341	128.022

The amount due from the tax authorities in the form of VAT credits regards purchases made in previous year.

The amount due from the Ministry of the Economy and Finance — Treasury Department regards the additional instalment and interest paid during previous years, totalling 124,949 thousand euros, and the instalment falling due on November 30, 2004. This amount is posted as previously indicated under the item “Permits, licences, trademarks and other rights” with regard to reduction of the debt relating to the return of additional frequency spectrum.

The shareholders held it necessary to disburse the additional interest paid on November 30, 2004, totalling 20,625 thousand euros, solely in order to protect the Company’s rights, whether asserted or to be asserted, and solely to avoid the shareholders having to accelerate payment of even larger sums to be subsequently recovered from the state.

Despite taking into account IPSE’s absolute right to recover such sum, the amount due has been prudently written down in view of the legal action in progress and the underlying nature of the costs already incurred by the Company.

The amount due from minority shareholders primarily derives from non-strategic shareholders’ failure to pay their share of the capital contribution requested by IPSE and approved by the General Meetings of November 22, 2002 and January 20, 2004, relating to payment of the instalment to the Ministry of the Economy and Finance — Treasury Department falling due on November 30, 2002, 2003 and 2004.

As previously reported in the management Report on Operations, the Company has withdrawn from legal actions undertaken in order to recover the above amounts from minority shareholders, who have taken part in the settlement agreed with the Company and the majority shareholders. Partly in view of the above, the Company has fully written down the amounts due from such minority shareholders, including amounts due from two shareholders (Milano Commerciale ed Immobiliare and Rest Non Verba Holding) who, although they are not party to the above settlement, are unable to raise the sums due.

Cash at Bank and in Hand

As of December 31, 2004 the balance of this item regards bank current accounts, as shown below:

		(€000)

Cash at bank and in hand	31.12.04	31.12.03
Bank and post office deposits	564	1,745
Cash and notes in hand	—	3

Total cash at bank and in hand	564	1.748

Accrued Income and Prepaid Expenses

Accrued income and prepaid expenses, which consist prepaid expenses relating to commercial agreements, primarily regards advance payment of amounts due in return for use of sites owned by Ferrovie dello Stato. Such items break down as follows:

		(€000)

Accrued income and prepaid expenses	31.12.04	31:12:03
Accrued income	—	—
Prepaid expense on RFI Contract	255.726	264.194
Prepaid fees for MCC surety	—	—
Prepaid fees for Capitalia surety	—	—
Other prepaid expenses	39	51

Total accrued income and prepaid expenses	255.765	264.245

Notes to the Balance Sheet — Liabilities and Shareholders’ Equity

Shareholders’ Equity

Share capital

At the balance sheet date the share capital amounts to 150,500 thousand euros, representing a decrease of 1,999,500 thousand euros compared with the previous year. This is due to the heavy losses incurred in past years.

In compliance with the requirements of art. 2427, section 1, point 18 of the Italian Civil Code, the Company has not issued dividend-bearing shares or convertible bonds.

						(€000)

Movements in shareholders’ equity	Share capital	Legal reserve	Other reserves	Loss carried forward	Net loss for the year	Total shareholders’ equity
Balances as of Dec 31, 2003	2.150.000	359	518.041	(2.415.509)	(105.131)	147.760

Coverage of losses (Gen. Meeting July 20, 2004)	(1.999.500)	—	—	—	—	(1.999.500)
Use of other reserves	—	—	(518.041)	—	—	(532.176)
Coverage of losses (Gen. Meeting July 20, 2004)	—	—	—	2.412.410	—	2.412.410
Coverage of losses (Gen. Meeting July 20, 2004)	—	—	—	—	105.131	105.131
Capital contributions			152.893			152.893
Net loss for the year	—	—	—	—	(272.659)	(272.659)

Balances as of Dec 31, 2004	150.500	359	152.893	(3.099)	(272.659)	27.994

Capital contributions (other reserves)

At the balance sheet date, other reserves amount to 152,893 thousand euros, representing a decrease of 365,148 thousand euros compared with the previous year. In 2004, this item was used to cover the losses reported for 2003, in accordance with the resolution passed by the General Meeting of July 20, 2004.

Loss for the year

The loss for the year amounts to 272,659 thousand euros.

Provisions for Risks

Such provisions amount to 46,559 thousand euros at the balance sheet date, representing an increase of 44,404 thousand euros compared with the previous year.

Such provisions include 5,833 thousand euros set aside to cover potential liabilities arising as a result of the Company’s restructuring, relating to both potential legal actions brought by former employees of the Company made redundant and the interruption of contracts previously entered into with a number of major suppliers.

The remaining provisions of 40,726 thousand euros regard provisions made in 2004 in relation to the settlement agreed with RFI on May 9, 2005. This sum represents the estimated loss to be incurred as a result of the termination of the contract.

Above all, as part of the above settlement, the parties have agreed the following conditions:

a)	RFI has acknowledged termination of the lease agreement notified by the Company in a letter dated November 27, 2003 and has also acknowledged that IPSE has not selected and has, therefore, not made use of any site;

b)	The parties (RFI and IPSE), on the other hand, have agreed (and jointly determined) that IPSE shall pay RFI the sum of 120 million euros (VAT inclusive), part of which has already been paid by IPSE:

i.	in return for the concession of an exclusive right to use FS infrastructure (by RFI in favour of IPSE) over a period of 4 years, during which RFI was unable to make such infrastructure available to other mobile operators, and

ii.	in return for the concession of a right, with a duration of a further 3 years, during which time IPSE was to be given preference over a third party wishing to use FS infrastructure to install equipment to be used in the supply of mobile telecommunications services.

The remaining amount due to RFI from IPSE, totalling 93,360,000.00 euros (VAT inclusive), and representing the difference between the above 120 million euros due and the VAT inclusive sum already paid by IPSE, amounting to 26,640,000.00 euros, has already been paid in full to RFI from the financial resources made available by the Company’s majority shareholders. Payment resulted in the release of the guarantee previously issued by Banca di Roma SpA in the interests of IPSE (back-to-back guarantee issued by the Company’s shareholders), and thus resolved the outstanding dispute between IPSE and RFI, including the effects of the settlement. In May 2005 RFI SpA also issued a credit note to IPSE worth 215,000 thousand euros plus VAT of 43,000 thousand euros, amounting to a total of 258,000 thousand euros.

The loss calculated, and represented by the above provisions, is based on the difference between the prepayment of rentals due to RFI, amounting to 255,726 thousand euros, and the credit note issued by RFI SpA.

Movements in the provisions during the year are shown below:

(€000)
Provisions for risks
Balance as of Dec 31, 2003	2.155
Advances and releases	(929)
Other provisions transferred	650
Provisions for the year	44.683

Balance as of Dec 31, 2004	46.559

Provision for Employee Termination Indemnities

Movements in the provision for employee termination indemnities during 2004 are shown in the following schedule:

(€000)
Provisions for employee severance indemnities
Balance as of December 31, 2003	247
Advances and releases	(134)
Provisions for the period	89

Balance as of Dec 31, 2004	202

Creditors

At the balance sheet date this item amounts to 723,280 thousand euros.

Other lenders

At the balance sheet date this item totals 367,721 thousand euros and primarily regards loans granted by the majority shareholders.

		(€000)

Other lenders	31.12.04	31:12:03
Banca di Roma	4.413	4.108
Capitalia	13.068	8.680
Telefonica Moviles Espana S.A.	34.246	30.490
Solivella Investments	278.029	247.552
Edison	7.875	5.037
Sonera	11.262	7.558
Acea	6.266	4.016
Fiat partecipazioni	6.266	4.016
Telefonica Data Corp.	6.296	4.138

Total other lenders	367.721	315.594

Trade creditors

This item totals 354,527 thousand euros and primarily regards the amount payable to Ferrovie dello Stato.

		(€000)

Trade creditors	31.12.04	31:12:03
RFI SpA	351.360	367.200
Other Italian suppliers	1.308	2.121
Overseas suppliers	248	137
Bills to be received	1.611	1.636
Credit notes to be received	—	(132)

Total trade creditors	354.527	370.963

As mentioned above, the Company has entered into a contract with RFI (latterly terminated by letter dated November 27, 2003), with a value of 315 million euros, plus VAT. Such amount is to be paid in 16 annual instalments, without interest due, on December 31 of each year.

The instalment falling due as December 31, 2004, totalling 15,840 thousand euros, was paid during February of the following year (solely with a view to provoking enforcement of the guarantees issued).

As mentioned above, the Company has negotiated its withdrawal from the contract and its termination, resulting in an agreement signed with RFI SpA and more fully described above.

The amount referring to bills to be received regards trade creditors for services and goods supplied by the end of the year and not yet billed.

Taxes due

Taxes due, amounting to 119 thousand euros, primarily relate to withholding tax (IRPEF) deducted from the wages and salaries of employees and freelance professionals, and subsequently paid to the tax authorities on January 16, 2005.

Social security institutions

At the balance sheet date this item amounts to 121 thousand euros and breaks down as follows:

		(€000)

Social security institutions	31.12.04	31:12:03
INPS	29	69
Contributions on deferred remuneration	84	138
INAIL	1	17
INPDAI	1	1
Other social security institutions	6	6

Total social security institutions	121	231

Other creditors

This item amounts to 792,594 thousand euros. Movements during the year are shown in the following schedule:

		(€000)

Other creditors	31.12.04	31:12:03
Related parties	—	—
Other amounts due to related parties	—	91
Total related parties	—	91
Other
Ministery of the Economy		16.010
Deferred remuneration due to personnel	265	893
Shareholders		—
Directors and Statutory Auditors	419	383
Other	109	20
Total other	793	17.305

Total other creditors	793	17.396

Accrued Expenses and Deferred Income

This item shows a nil balance as of December 31, 2004.

Memorandum Accounts

•	At the balance sheet date the “Memorandum accounts” refer to bank guarantees and amount to 843,952 thousand euros. This total represents the balance of the following sureties:

•	a surety of 746,873 thousand euros issued by MCC in favour of the Ministry of the Economy and Finance – Treasury Department – guaranteeing the commitments, described in paragraph 9.1, letter f) of the auction regulations, given by the licensee following a request for the deferral of payment to the Ministry, in accordance with point 5 a) of the Call for Bids. The value of the surety is based on the residual principal due before the Company exercised its right to relinquish additional spectrum. As notified by the Ministry of Communications, the surety is recorded at the value of 722,007 thousand euros, plus three six-monthly instalments of interest totalling 24,866 thousand euros;

•	a surety of 97,000 thousand euros issued by Capitalia in favour of RFI as guarantee for the payments due under the 16-year contract between IPSE and RFI (formerly Ferrovie dello Stato), relating to the concession of the right of usufruct and possession regarding a portion of the real estate assets of RFI in order to install telecommunications equipment.

•	the remaining amount of 79 thousand euros regards sureties issued primarily in relation to property leases.

		(€000)

Memorandum accounts	31.12.04	31:12:03
Mediocredito surety	746.873	873.360
Capitalia surety (RFI)	97.000	97.000
Other sureties	79	92

Total guarantees issued	843.952	970.452

Notes to the Profit and Loss Account

Turnover

Revenues from sales and services

No revenues generated by the Company’s principal activity were reported during the year.

Capitalised costs and expenses

No costs and expenses were capitalised during the year.

Other income

Other income, totalling 18 thousand euros, primarily regards lease rentals recharged to employees in return for use of company cars.

Operating Costs

Raw, ancillary and consumable materials and goods for resale

The cost of raw materials decreased further during the year.

Services

Service costs amounted to 2,357 thousand euros, falling as a result of the Company’s inactivity.

		(€000)

Cost of services	2004	2003
Consultants’ fees	871	1648
Guarantee costs	1.027	6.597
Advertising	5	—
Insurance	10	20
Travel Expenses	48	74
Utilities	27	312
Removals and transport	0	33
Maintenance	0	195
Cleaning and Security	31	288
Agents’ fees	—	—
Meal services	39	268
Telephone expenses	89	166
Personnel training costs	1	3
Other personnel costs	3	7
Directors’ and Statutory Auditors’ fees	164	249
Entertainment	4	4
Auditors’ fees	30	83
Other	8	133

Total	2.357	10.080

Leases and rentals

This item, totalling 8,858 thousand euros, declined further compared with the previous year, mainly due to termination of the contract with RFI.

		(€000)

Leases and rentals	2004	2003
RFI Contract	8.468	20.323
Property leases	118	1.362
Line rental	27	8
Car rental	154	274
Appartment rental	89	96
Other rentals	2	58

Total	8.858	22.120

Personnel costs

Personnel costs amounted to 1,467 thousand euros.

		(€000)

Personnel costs	2004	2003
Wages and bonuses	1.146	4.871
Contributions	232	1.649
Termination indemnities	89	393

Total	1.467	6.912

The following schedule summarises the number of employees at year end:

Employees of Ipse 2000
Directors	3
Managers	—
Administrative staff	13

Total employees	16

Amortisation, depreciation and write-downs

The technical and economic amortisation and depreciation of tangible and intangible fixed assets continued during the year.

The following schedule provides a breakdown by category of asset.

(€000)

B.I. Intangible fixed assets	—
1. start-up and expansion costs	(25)
2. research, development and advertising costs	—
3. intellectual property rights	(45)
4. other	—

Total intangible fixed assets	(70)

B.II. Tangible fixed assets
2. plant and machinery	—
3. industrial and commercial equipment	(1)
4. other	(80)

Total tangible fixed assets	(81)

Total amortisation and depreciation	(151)

Write-downs of 190,564 thousand euros were also charged, primarily in relation to the additional instalment and interest paid to the Ministry of Communications, amounting to 124,949 thousand euros, and the write-down of amounts due from minority shareholders, totalling 65,059 thousand euros.

Provisions for risks

Provisions for risks amounted to 44,682 thousand euros and include 3,957 thousand euros to cover the potential liabilities arising as a result of legal actions brought by employees, and 40,726 thousand euros to cover the loss deriving from termination of the contract with RFI, which came into force prior to December 31, 2004.

		(€000)

Provisions for risks	2004	2003
Provisions for labour disputes	3.957	2.155
Provisions for RFI contract	40.726	—

Total provisions for risks	44.682	2.155

Other operating costs

This item amounted to 282 thousand euros and a breakdown is shown in the following schedule:

		(€000)

Other operating costs	2004	2003
Contributions	184	175
Association fees	19	89
Magazines	1	6
Other operating costs	2	117
Other taxes	76	—

Total	282	386

Financial Income and Expense

Financial income and expense is summarised below:

		(€000)

Financial income and expense	2004	2003
Interest on term deposit	132	276
Interest on short-term deposit	—	1
Interest on ordinary current account	33	84
Other financial income	—	3

Total financial income	165	364

Interest expense	55	30
Interest expense due to Ministry	366	3.875
Interest expense on shareholder loan	3.122	21.000
Other financial expense	2	14
Interest paid to the Group	20.853	—
Foreign currency losses	—	4

Total financial expense	24.398	24.923

Total financial income and expense	(24.233)	(24.559)

Financial income for the year amounted to 165 thousand euros and regards accrued interest on a current account deposit pledged to Banca di Roma as a back-to-back guarantee for the surety issued by the bank to RFI, and accrued interest of 33 thousand euros on bank current accounts.

Financial expense of 24,398 thousand euros essentially includes interest paid on shareholder loans, interest paid to the Ministry for the division into instalments of the payment for the UMTS licence, and interest due to the Group.

Net financial expense amounted to 24,233 thousand euros.

Extraordinary Income and Expense

Extraordinary income

The balance of 311 thousand euros includes 298 thousand euros in non-recurring income and 13 thousand euros in gains on the disposal of fixed assets.

Extraordinary expense

Such expense regards charges arising outside the Company’s ordinary activities and write-downs of fixed assets, and amounted to 80 thousand euros.

(€000)

Extraordinary income and expense	2004
Gains	13
Extraordinary income	298

Total extraordinary income	311

Other write-downs	190
Extraordinary write-downs of fixed assets	201
Contingent liabilities	183

Total extraordinary expense	391

Total extraordinary income and expense	(80)

Legal and Tax Related Proceedings

Besides the legal proceedings regarding the additional spectrum, application of the Electronic Communications Code, new allocations of GSM frequencies, coverage obligations, and labour disputes (all described in the management Report on Operations), as of December 31, 2004 the Company was not involved in any other significant legal proceedings as either plaintiff or defendant.

Preparation of the Security Planning Document

Article 19 of Annex B (Technical Rules regarding minimum security measures) to Legislative Decree 196 of June 30, 2003, the Data Protection Act, requires that the data owner prepare a security planning document by March 31 of each year. Such document should contain information regarding:

•	a list of the uses made of personal data by the organisation;

•	the distribution of roles and responsibilities within the unit with responsibility for processing the data;

•	the outcome of analyses of the risks related to the data;

•	a description of the measures adopted to ensure the protection and availability of the data, and to protect the areas and locations in which the data is stored and accessed;

•	a description of the criteria and the methods used in recovering data following their destruction or damage;

•	a summary of the training to be given to staff responsible for processing the data;

•	a description of criteria to be adopted in order to ensure the adoption of minimum security measures in the event of personal data acquired by the Company, in compliance with the Code, being made available outside the owner’s organisation;

•	the identification of the criteria adopted in order to codify or separate details of a person’s health and sexuality from the other data regarding the person.

Article 26 of the Technical Rules requires that the preparation or updating of the Security Planning Document must be referred to in the report accompanying the financial statements, if required.

The Security Planning Document was prepared by internal staff, in collaboration with specialist consultants certified as lead auditor BS7799 by the British Standards Institution.

Remuneration of Directors and Statutory Auditors

The Ordinary General Meeting of June 25, 2002 resolved to elect a new Board of Directors. Total remuneration for members of the new Board was held unchanged at 75,000 euros per annum.

The Board of Directors’ meeting of October 28, 2002 established the remuneration of the new Chairman of the Board, Mr. Vittorio Ripa di Meana, at 60,000 euros per annum, to be paid from the date of the General Meeting by which he was elected (June 25, 2002).

The remuneration due to members of the Board of Statutory Auditors for 2004 includes 22,500 euros per annum for the Chairman and 15,000 euros for each serving Auditor, as resolved by the Ordinary and Special General Meetings of June 30, 2004, representing a total of 67,500 euros.

Such expense is posted to operating costs.

General Aspects

Information regarding the Company’s business purpose, subsequent material events and related party transactions is provided in the Management Report on Operations.

With reference to the provisions of article 2497 and following articles of the Italian Civil Code, we declare that the Company is not subject to the management and coordination of another company or entity.

Finally, it should be noted that the activities provided for by art. 2497-ter of the Italian Civil Code were carried out during the year.

For the Board of Directors
The Chairman
Vittorio Ripa di Meana

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

TELEFÓNICA MÓVILES, S.A.

By:	/s/ Antonio Viana-Baptista
Name:	Antonio Viana-Baptista
Title:	Chairman and Chief Executive Officer

Date: June 23, 2005