Form 20-F
period 2005-12-31
TELEFONICA MOBILE INC
filed 2006-04-12
CIK 1127866

As filed with the Securities and Exchange Commission on April 12, 2006.

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2005 Commission file number: 1-15158

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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☒                    No  ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒                    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐                    Item 18  ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐                    No  ☒

i

ii

PRESENTATION OF FINANCIAL INFORMATION

In this Annual Report, references to “dollars” or “$” are to United States dollars, references to “euro” or “€” are to the single currency of the participating member states in the Third Stage of the European Economic and Monetary Union pursuant to the treaty establishing the European Community, as amended from time to time.

Since January 1, 2005, our consolidated annual and interim financial statements, including our consolidated financial statements (the “Consolidated Financial Statements”) as of and for the year ended December 31, 2005, are and will be prepared in accordance with the International Financial Reporting Standards adopted by the European Union (“IFRS”). IFRS, as adopted by the European Union and applied by us in our Consolidated Financial Statements as of and for the year ended December 31, 2005, do not differ from IFRS, as published by the International Accounting Standards Board (IASB), effective as of December 31, 2005, and therefore, comply in full with IFRS, as published by the IASB. Our Consolidated Financial Information as of and for the year ended December 31, 2004 included in our annual Consolidated Financial Statements was restated in accordance with IFRS. For quantitative information regarding the adjustments required to reconcile our Spanish GAAP financial information to IFRS, see note 2 to our Consolidated Financial Statements as of and for the year ended December 31, 2005 prepared under IFRS.

IFRS differs in certain significant respects from Spanish GAAP. As a result, our financial information presented under IFRS is not directly comparable to our financial information presented under Spanish GAAP, and readers should avoid such a comparison.

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

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

Except as indicated, the following summary selected financial data has been prepared under International Financial Reporting Standards (“IFRS”). Our financial statement for 2004 were originally prepared under Spanish GAAP and have been presented in IFRS for comparison purposes only. For a more detailed description of our financial reporting under IFRS see “Item 3.D. Risk Factors.” and “Item 5. Operating and Financial Review and Prospects.”

Summary Selected Financial Data

	Year ended December 31,
	2001	2002	2003	2004	2005
	(euro in thousands, except per share and ADS data)
Statement of Operations Data
IFRS
Net sales and rendering of services				11,753,875	16,513,502
Other income				198,557	269,755
Supplies				(3,594,914)	(5,365,453)
Personnel expenses				(541,504)	(799,666)
Other expenses				(3,228,123)	(4,801,137)

Operating income before depreciation and amortization				4,587,891	5,817,001
Depreciation and amortization				(1,522,941)	(2,374,010)
Operating income				3,064,950	3,442,991
Share of profit (loss) of associates				(38,134)	(154,206)
Net financial expenses				(406,002)	(584,578)
Net exchange differences				(75,869)	125,499

Net financial income (expense)				(481,871)	(459,079)
Profit before taxes				2,544,945	2,829,706
Corporate income tax				(868,504)	(946,039)
Profit for the year				1,676,441	1,883,667
Minority interests				15,242	35,241
Profit for the year attributable to equity holders of the parent				1,691,683	1,918,908
Weighted average number of shares (thousands)				4,309,105	4,309,480
Earnings per share attributable to equity holders of the parent (euros)				0.393	0.445
Earnings per ADS				0.392	0.445
Weighted average number of ADS (thousands)				4,310,131	4,310,611

U.S. GAAP
Net income (loss)(1)	287,446	(3,674,987)	1,798,089	1,567,327	1,901,319
Earnings (loss) per share	0.07	(0.86)	0.42	0.36	0.44
Average outstanding common shares	4,141,432,815	4,290,372,979	4,309,104,934	4,309,104,934	4,309,479,461

	At December 31,
	2001	2002	2003	2004	2005
	(euro in thousands)
Balance Sheet Data
IFRS
Cash and cash equivalents				1,698,451	2,976,095
Property, plant and equipment				5,643,740	6,749,101
Total assets				23,190,542	26,962,340
Non-current liabilities				10,221,485	9,265,501
Equity (net)				3,820,056	6.246,455
U.S. GAAP
Total assets(1)	27,886,558	16,299,051	14,779,614	22,034,690	25,267,018
Long-term debt	5,593,197	6,867,368	5,115,572	8,124,892	6,998,825
Shareholders’ equity(1)	9,559,702	3,958,362	4,571,652	4,836,767	7,328,566

	Year ended December 31,
	2001	2002	2003	2004	2005
	(euro in thousands)
Other Financial Data
IFRS
Cash flow from operating activities				3,914,629	4,479,412
Cash flow from investing activities				(5,679,413)	(2,533,043)
Cash flow from financing activities				2,455,252	(734,662)
Capital expenditures				1,385,685	1,863,967
Cash dividends				795,956	835,797

Operating Data (at year end)
	(in millions)
Population in licensed service territories	372	353	389	509	518
Total customers(2)	28.0	39.4	49.6	74.4	94.4
Proportionate customers(3)	24.6	28.6	32.9	53.6	71.1
Pre-paid customers(4)	69%	71%	72%	74%	74%

(1)	US GAAP data for the years ended December 31, 2004, 2003, 2002 and 2001 have been restated retroactively to eliminate the monetary adjustment for inflation in hyperinflationary economies. For additional information, please refer to Note 20 of our Consolidated Financial Statements included elsewhere in this document.
(2)	Represents total number of customers of all companies in which we have an interest, including subsidiaries, companies carried by the equity method and other companies carried as an investment. As of December 2002 we also include Brasilcel’s customers. As of December 2003, we also include TCO’s customers. For the year ended December 31, 2004, we also include Telefónica Móviles Chile’s customers and those of the companies acquired from BellSouth during 2004. For the year ended December 31, 2005, we also include the customers of the companies acquired from BellSouth in 2005 in Argentina and Chile.
(3)	Represents total number of customers of all companies in which we have an interest multiplied by our economic ownership interest in those companies.
(4)	Represents total pre-paid customers as a percentage of total customers at period-end.

Proposed Merger with Telefónica, S.A.

On March 29, 2006, the Board of Directors of Telefónica Móviles approved Telefónica S.A.’s proposed merger with Telefónica Móviles. The share swap equation of 4 Telefónica shares, each with a par value of one euro, for every 5 Telefónica Móviles shares or ADSs, each with a par value of 0.50 euros, determined on the basis of the real value of the net worth of the two companies, has also been approved by the Boards of Directors of both companies. The merger proposal is subject to approval by the shareholders at the Ordinary and Extraordinary General Shareholders’ Meetings of both companies. If the merger is effected, Telefónica Móviles will be merged into Telefónica S.A. and will cease to exist as an independent corporate entity, with Telefónica acquiring all of the rights and obligations of Telefónica Móviles by universal succession. Accordingly, upon consummation of the merger, Telefónica Móviles’s shares and ADSs will cease to be listed on the Spanish stock exchanges and the NYSE, respectively, and the registration of Telefónica Móviles’s shares and ADSs with the Securities and Exchange Commission will be terminated.

Our Board of Directors, in the framework of the negotiation of the exchange ratio for the merger, also proposed for the approval of the General Shareholders’ Meeting the payment of additional dividends in the amount of €0.085 per share chargeable against the issue premium reserve and other distributable reserves and an interim dividend of €0.35 per share against the results obtained from January 1 through March 28, 2006, which, when aggregated with the dividend proposed by the Board of Directors on February 27, 2006, totals €0.64 per share. The effectiveness of the distribution is subject to approval of the merger by the shareholders’ meetings of both companies. Payment of the total dividend of €0.64 per share is expected to be made on July 21, 2006, before the merger of Telefónica and Telefónica Móviles is recorded with the Commercial Registry.

Exchange Rate Information

Spain’s currency is the euro. For your convenience, we have translated some amounts denominated in euro appearing in this document into U.S. dollars. Unless otherwise stated, we have made these translations at U.S.$1.1842 per euro, the noon buying rate for euros on December 30, 2005. The “noon buying rate” is the rate the Federal Reserve Bank of New York announces for customs purposes as the buying rate for foreign currencies in the City of New York on a particular date. You should not construe any translations as a representation that the amounts could have been exchanged at the rate used on December 31, 2005 or any other date.

The noon buying rate for euros on December 31, 2005 may differ from the actual rates we used in the preparation of the financial information in this document. Accordingly, U.S. dollar amounts appearing in this document may differ from the actual U.S. dollar amounts that we originally translated into euros in the preparation of our financial statements. The Noon Buying Rate for the euro on April 6, 2006 was €1.00 = $1.2216.

The following tables describe, for the periods and dates indicated, information concerning the Noon Buying Rate for the euro. Amounts are expressed in U.S. dollars per €1.00.

	Noon Buying Rate
Year ended December 31,	Period End	Average(1)	High	Low
2001	0.8901	0.8909	0.9535	0.8370
2002	1.0485	0.9495	1.0485	0.8594
2003	1.2597	1.1411	1.2597	1.0361
2004	1.3538	1.2478	1.3625	1.1801
2005	1.1892	1.2400	1.3476	1.1667

Source:	Federal Reserve Bank of New York.

(1)	The average of the Noon Buying Rates for the euro on the last day of each month during the relevant period.

Month ended	High	Low
October 31, 2005	1.2133	1.1914
November 30, 2005	1.2067	1.1667
December 31, 2005	1.2041	1.1699
January 31, 2005	1.2287	1.1980
February 28, 2006	1.2100	1.1860

Month ended	High	Low
March 31, 2006	1.2197	1.1886
April 30, 2005 (to April 6)	1.2272	1.2124

Source:	Federal Reserve Bank of New York.

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

Our consolidated results are affected by fluctuations between the euro and the currencies in which the revenues and expenses of our consolidated subsidiaries are denominated, principally the Brazilian real, the Mexican peso, the Venezuelean Bolivar and the Argentine peso. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

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

In addition, we face competition from communications technologies that are under development or that will be developed in the future, including cordless technologies and private and shared radio networks. As a result of current trends in the telecommunications industry in Europe, such as the rapid convergence of technologies, we expect there to be further technological advances in the future. Failure to compete effectively could result in a decrease in our customers, revenues and profitability.

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

Historically, we have relied, in large measure, on the Telefónica Group to satisfy our liquidity and capital resource requirements through loans and from time to time capital contributions. As of December 31, 2005, our total debt was €12,577.4 million, of which €9,824.5 million was owed to other members of the Telefónica Group. In the future, we may be required to incur additional indebtedness to support the ongoing development and expansion of our business. We plan to continue to rely upon Telefónica, S.A. and other Telefónica Group companies to satisfy most of these requirements. If Telefónica, S.A. or other members of the Telefónica Group are unable to provide us with funding, we may need to raise debt from other sources to support the ongoing development and expansion of our business.

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

The particular corporate governance provisions affecting our companies vary from venture to venture, and often depend upon the size of our investment relative to that of other investors, our experience as a wireless operator compared to that of other investors and the preferences or requirements of foreign governments that local owners hold an interest in licensed telecommunications operators.

Portugal Telecom is currently the subject of a bid by Sonae Telecom, one of its competitors in Portugal. Portugal Telecom may change its strategy regarding its stake in Brasilcel in light of this bid.

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

In order to enhance our growth profile and enhance our position as one of the leading global wireless operators and achieving superior growth and profitability, we took several major initiatives during, 2003, 2004 and 2005. These initiatives and actions include, among others, the following:

•	the increase of our ownership interest in Telefónica Móviles, S.A. México (2005);

•	the increase of our ownership interest in Telefónica Móviles Peru, S.A. (2005);

•	the increase of our ownership interest in Telefónica Móviles El Salvador, S.A. (2005);

•	the acquisition of BellSouth’s wireless operations in Latin America (2004-2005);

•	the acquisition of 100% of Telefónica Móvil de Chile (2004);

•	the increase in our ownership interest in our Brazilian operations (2000–2005); and

•	the acquisition by Brasilcel of a controlling interest in Tele Centro Oeste Participaçoes (2003).

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

We regularly enter into business transactions and contractual arrangements with companies in the Telefónica Group and plan to continue to do so. Although we believe that prior and existing transactions and arrangements have been fair to us in all material respects and that their terms have reflected market conditions, it is possible that in some instances we could have obtained better terms from third parties. In addition, Telefónica, S.A. engages in certain wireless activities through O2 plc, a large, well-established United Kingdom-based wireless company, and Cesky Telcom, which operates principally in the Czech Republic. Neither of these companies are part of our group. We could face competition from these and other companies within the Telefónica Group that are not part of our company. Consequently, we could be impeded from pursuing some future business opportunities or obligated to pursue them in conjunction with other companies in the Telefónica Group. Because Telefónica, S.A. is a party to business transactions and contractual arrangements with our company and companies of the Telefónica Group are active in businesses that overlap with ours, there is potential for conflicts of interest between Telefónica, S.A. and its affiliates, on the one hand, and our company and subsidiaries, on the other, in circumstances where our interests and those of Telefónica, S.A. are not aligned.

If Telefónica’s merger proposal is approved at the Ordinary and Extraordinary General Shareholders’ Meetings of both Telefónica Móviles, S.A. and Telefónica, S.A. and is subsequently effected, we will cease to exist as an independent corporate entity and our shareholders will receive Telefónica shares in consideration for their Telefónica Móviles shares and ADSs.

On March 29, 2006, our Board of Directors approved Telefónica, S.A.’s proposed merger with Telefónica Móviles. The share swap equation of 4 Telefónica shares, each with a par value of one euro, for every 5 Telefónica Móviles shares or ADSs, each with a par value of 0.50 euros was also approved by our Board. The merger proposal is subject to approval by the shareholders at the Ordinary and Extraordinary General Shareholders’ Meetings of both companies. If the merger is effected, Telefónica Móviles will be merged into Telefónica, S.A. and will cease to exist as an independent corporate entity, and our shareholders will receive Telefónica shares in consideration for their Telefónica Móviles shares and ADSs. Accordingly, upon consummation of the merger, our shares and ADSs will cease to be listed on the Spanish stock exchanges and the NYSE, respectively, and the registration of our shares and ADSs with the Securities and Exchange Commission will be terminated.

We adopted new accounting standards in 2005 that impact our financial reporting.

In 2004 we prepared our financial statements in accordance with Spanish GAAP, and prepared a reconciliation of certain items to U.S. GAAP as required by SEC regulation. Under current European Union law (“E.U.”), listed E.U. companies had to apply (IFRS) adopted by the E.U. from January 1, 2005 in preparing their consolidated financial statements and provide comparable information in respect of 2004.

We have included herein in the Consolidated Financial Statements our consolidated financial statements prepared in accordance with IFRS for 2005, as we no longer prepare consolidated financial statements in accordance with Spanish GAAP. We also have included in the Consolidated Financial Statements our 2004 consolidated financial statements prepared in accordance with IFRS for comparison purposes. Neither of such financial statements are comparable to the Spanish GAAP financial statements prepared by us and included in our Annual Report on Form 20-F for the year ended December 31, 2004.

Risks Related to Our Industry

We operate in a highly regulated industry and could become subject to more burdensome regulation, which could adversely affect our businesses.

The licensing, construction, operation and interconnection arrangements of wireless communications systems are regulated to varying degrees by national, state, regional or local and supra-national authorities, such as the European Union. These authorities could adopt regulations or take other actions that could adversely affect us and our companies. For instance, in March 2006, Commissioner Reding, of the European Union proposed new regulations designed to lower international roaming tariffs at both the wholesale and retail level. If such regulation were to be adopted by the European Council of Ministers it could adversely affect us and Telefónica Móviles España (our Spanish subsidiary).

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

Our results have been and may continue to be affected in the medium or long term as a result of the new SMP rules in Brazil.

In 2002, Anatel, the Brazilian telecommunications regulator, introduced a new mobile services licensing regime, or SMP, encouraging companies operating under the personal cellular services, or SMC system, to migrate to the SMP system. Under the SMP regime, Brasilcel’s subsidiaries will no longer receive payment from its customers for outbound long distance traffic, but will receive payment for the use of its network, in accordance with the network usage remuneration plan. However, the interconnection fees that that Brasilcels’s subsidiaries receive from long distance operators may not compensate Brasilcel for the revenues that it would have received from its customers for outbound long distance traffic.

Until June 30, 2004, SMP service providers could choose to establish a price cap or freely negotiate their interconnection charges. Currently, free negotiation has been the rule, subject to Anatel regulations relating to traffic capacity and requiring that interconnection infrastructure must be made available to requesting parties.

In addition, under the SMP regime, an SMP mobile operator used to be required to pay for the use of another SMP mobile operator’s network in the same registration area only if the traffic carried from the first operator to the second exceeds 55% of the total traffic exchanged between them. In that case, only those calls that surpassed the 55% level were be subject to payment for network usage. As a result, if the traffic we terminate for other SMP operators exceeds the traffic they terminate for our company, our revenues and results of operations may be adversely affected. In 2005, for example, this regulatory change contributed to a decrease in our revenues from interconnection fees charged to other operators.

There have been discussions from time to time regarding possible amendments to these provisions, including the possible elimination of all payment for network usage between SMP networks. Our business, revenues and results of operations could be materially adversely affected by these and other aspects of the new SMP rules in Brazil.

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

For instance, on February 2, 2006 the Telecommunications Market Commission issued new regulations with respect to market access to telecommunications networks in Spain. After finding that all Spanish mobile network operators collectively hold a dominant position in the wholesale market, the Telecommunications Market Commission has imposed the following obligations on mobile telephony operators:

•	an obligation to provide network access following a reasonable request by another mobile telephony operator; and

•	an obligation to offer reasonable prices for access to its networks.

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

In Spain, for example, we have been required by law to test and certify the emissions of all our base stations in or close to populated areas. All the testing we were required to perform has again demonstrated that our base stations have lower emission levels than those required by regulations. If in the future we fail to comply fully with these standards, we could be subject to claims or regulatory actions.

Risks Related to Latin America

Adverse Latin American economic, political and social conditions could affect our financial performance.

The portion of our revenues and profits deriving from Latin American operations will be increasing due mainly to the development of our operations in the region. Our financial performance in the region is affected by economic, political and social conditions in Latin America. These conditions are volatile due to, among other factors, the following:

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

Additionally, Telefónica Móviles Argentina, S.A. (formerly known as Telefónica Comunicaciones Personales) one of our subsidiaries in Argentina, currently has a negative net worth. Argentine law (Decree 214/2002, as extended) allowed companies to maintain this negative net worth until December 2005 without the need to establish a positive net worth. It is uncertain whether the government of Argentina will once again extend this exception beyond December 2005. However Telefónica Móviles Argentina is currently in a merger procedure with Compañía de Radiocomunicaciones Móviles, S.A., Radio Servicios, S.A. and Compañía de Telefónos del Plata, S.A., all of which are members of the our group. As a consequence of the merger procedure (which shall include an increase of Telefónica Móviles Argentina share capital) Telefónica Móviles Argentina is expected to have a positive net worth. The merger is expected to occur in the fourth quarter of 2006. If this merger does not occur or the aforementioned exception fails to be extended and if Telefónica Comunicaciones Personales is not capitalized by Telefónica Móviles, either through increased capital or partial capitalization of intercompany loans, Telefónica Comunicaciones Personales could be subject to a dissolution proceeding by the Argentine authorities and could lose its license.

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

We are a holding company that conducts its wireless operations through subsidiaries and investments in Spain, Morocco, and Latin America. We manage the wireless assets of the Telefónica Group in these regions. As of December 31, 2005 Telefónica, S.A., the parent company of the Telefónica Group, holds, directly and indirectly, 92.46% of our shares.

The following tables provide information for our principal acquisitions completed in 2003, 2004 and 2005.

Acquisitions in 2003

Date	Company name	Initial%	Acquired%	Final%	Acquisition Price (thousands of euro)
Apr.	Tele Centro Oeste Celular Participações, S.A. (Brazil)	—	20.37	20.37	206,285
Jul.	Medi Telecom. (Morocco)	31.34	0.84	32.18	21,234
Oct.	Tele Centro Oeste Celular Participações, S.A. (Brazil)	20.37	8.50	28.87	73,827
Dec.	TCG Holdings, S.A. (Guatemala)	100.00	—	100.00	3,746

Acquisitions in 2004

Date	Company name	Initial%	Acquired%	Final%	Acquisition Price (thousands of euro)
Jul.	Telefónica Móvil de Chile, S.A.	—	100.00	100.00	869,898
Oct.	Otecel, S.A. (Ecuador)	—	100.00	100.00	663,428
Oct.	Telefónica Móviles y Compañía, S.C.A. (Guatemala)	—	100.00	100.00	92,538
Oct.	BellSouth Panamá, S.A.	—	99.57	99.57	549,275
Oct.	Telcel, S.A. (Venezuela)	—	100.00	100.00	1,223,984
Oct.	Telefónica Móviles Colombia, S.A.	—	100.00	100.00	517,456
Oct.	Comunicaciones Móviles del Perú, S.A	—	99.85	99.85	7,697
Oct.	Telefonía Celular de Nicaragua, S.A.	—	100.00	100.00	148,742
Oct.	Abiatar, S.A. (Uruguay)	—	100.00	100.00	49,419

Acquisitions in 2005

Date	Company name	Initial%	Acquired%	Final%	Acquisition Price (thousands of euro)
Jan.	BellSouth Chile	—	100.00	100.00	317,561
Jan.	BellSouth Argentina	—	100.00	100.00	519,394
Nov.	Telefónica Móviles Argentina	—	2.07	100.00	1,987
Dec.	Telefónica Móviles México	—	8.00	100.00	177,274

The following chart presents our corporate organization, including our principal operating companies and the companies in which we have non-controlling minority interests, as well as our ownership interests in these companies at December 31, 2005:

Telefónica
Telefónica Móviles
Spain and Mediterranean
South America
Mexico and Central America
Spain
100.00%
Telefónica Móviles Spain
13.36%
32.18%
Mobipay Spain
Médi Telecom
Brazil
Argentina
Chile
Peru
Venezuela
Colombia
Ecuador
Uruguay
50.00%
100.00%
100.00%
100.00%
100.00%
98.03%
100.00%
100.00%
100.00%
100.00%
Brasilcel (1)
Radiocomunicaciones Móviles SA (3)
TCP Argentina
Telefónica Móviles Chile (3)
Telefónica Móvil Chile (2)
Telefóncas Móviles del Perú
Telcel (4)
Telefónica Móviles Colombia (4)
Otecel (4)
Abiatar (4)
91.03%
66.09%
66.36%
50.67%
Tele Sudeste Celular Participaçoes
Telesp Celular Participaçoes
CRT Celular Participaçoes
Tele Leste Celular Participaçoes
50.70%
100.00%
Tele Centro Oeste Participaçoes
Global Telecom Participaçoes
Mexico
Guatemala
El Salvador
Panama
Nicaragua
100.00%
100.00%
100.00%
99.03%
99.98%
100.00%
Telefónica Móviles México
Telefónica Móviles Guatemala
Telefónica Móviles Guatemala Y Cía (4)
Telefónica Móviles El Salvador
TEM Panama (4)
Telefonía Celular Nicaragua (4)
Controlled
Jointly managed with Portugal Telecom
Mobipay International (50.00%) (5)
TmAS (100.00%)

(1) Jointly managed with Portugal Telecom.

(2) We acquired 100% of Telefónica Móvil de Chile's shares on July 23, 2004, and it was fully consolidated in our financial statements as from August 1, 2004.

(3) In January 2005, we purchased BellSouth's wireless operators in Argentina and Chile.

(4) In October 2004, we purchased BellSouth's wireless operators in Colombia, Ecuador, Guatemala, Nicaragua, Panamá, Perú, Uruguay and Venezuela. These companies were consolidated in our financial statements as from November 1, 2004.

(5) Telefónica Móviles increased its stake in this company to 50% in June 2004.

B. BUSINESS OVERVIEW

Overview

Telefónica Móviles is a leading provider of wireless communications services in Spain and Latin America in terms of managed customers. Telefónica Móviles estimates, based on annual reports and press releases made public by our competitors and information from regulatory authorities, that it is one of the four largest global providers of wireless communication services based upon total managed customers at December 31, 2005. Managed customers include all customers from all operators in which it holds an economic interest, including TCO in Brazil since 2003, Telefónica Móvil de Chile since August 2004, the operators acquired from BellSouth in Colombia, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela since October 2004, and the operators acquired from BellSouth in Chile and Argentina since January 2005. Managed customer figures for 2004 and 2005 exclude Movistar Puerto Rico’s customer base, following the termination of its management contract in September 2004. Telefónica Móviles offers a broad range of wireless services, including voice services, enhanced calling features, international roaming and wireless internet services.

At December 31, 2005, Telefónica Móviles provided wireless services through its operating companies and joint venture, to approximately 94.4 million managed customers in territories with a population of approximately 518 million. Telefónica Móviles has operations in Spain, Mexico, Peru, El Salvador, Guatemala, Venezuela, Colombia, Panama, Nicaragua, Ecuador, Uruguay, Argentina and Chile and, through its joint venture with Portugal Telecom, it also provides wireless communication services in Brazil. Telefónica Móviles also operates in Morocco where it has a 32.18% interest in Medi Telecom and currently appoints Medi Telecom’s chief executive officer.

Its strategy is to focus on increasing its profitability and cash flow in the medium term by consolidating its competitive position in Spain and Latin America, introducing new services to promote usage, and optimizing its investments and operating efficiencies. It will also continue to analyze the possibility of selective acquisitions and strategic agreements that complement its business. Examples of such acquisitions that it has consummated in the past include acquisitions of: TCO in 2003, BellSouth’s Latin American wireless operations in 2004 and 2005 and 100% of Telefónica Móvil de Chile in 2004. It believes that growth in its markets will be mainly driven by (i) increased customer usage of its wireless services, including both voice and data services, (ii) the introduction of new wireless data and internet services, and (iii) increased penetration rates in its Latin American markets.

Telefónica Móviles also has licenses to provide UMTS services in Switzerland through its wholly-owned subsidiaries, in Germany through its 57.2% interest in the Group 3G UMTS Holding GmbH consortium, or Group 3G, and in Italy through its 45.59% interest in the Ipse 2000 consortium. It has, however, restructured its operations in these countries.

The following table provides a summary overview of its principal operating companies and those companies in which it has non-controlling minority interests.

Year ended December 31, 2005

Region	Country	Company	Population	Penetration	Total customers at December 31, 2005	Net Revenue from Operations
			(in millions)		(in millions)	(millions of euro)
Spain	Spain	Telefónica Móviles España	44.6	96.6%	19.9	8,834.2
Brazil	Brazil	Brasilcel, N.V.(1)	136.5	49.2%	29.8	1,889.4
Northern Region			134.7	41.3%	9.2	1,264
	Mexico	Telefónica Móviles México, S.A. de C.V.(2)	106.2	43.9%	6.4
	Panama	Telefónica Móviles Panamá,(5)	3.2	53.5%	0.8
	Nicaragua	Telefónica Celular de Nicaragua, S.A.(5)	5.8	19.1%	0.4
	Guatemala	Telefónica Centroamérica Guatemala, and Telefónica Móviles y Compañía, S.C.A.(5)	12.6	31.4%	1.0
	El Salvador	Telefónica Móviles El Salvador	6.9	32.8%	0.5
Andean Region			113.7	40.7%	17.5	2,837
	Venezuela	Telcel, S.A.(5)	26.5	47.8%	6.2
	Colombia	Telefónica Móviles Colombia, S.A.(5)	46.0	47.5%	6.0
	Peru	Telefónica Móviles Peru(5)	28.0	20.0%	3.5
	Ecuador	Otecel, S.A.(5)	13.2	46.9%	1.9
Southern Cone			57.9	58.1%	14.0	1,714
	Argentina	TCP Argentina, and Radiocomunicaciones Móviles, S.A.(6)	39.1	54.4%	8.3
	Chile	Telefónica Móvil de Chile(3), and Telefónica Móviles Chile(6)	15.5	72.5%	5.3
	Uruguay	Abiatar, S.A.(5)	3.3	33.1%	0.4
Morocco	Morocco	Medi Telecom(4)	31.0	40.0%	4.0	397

(1)	Jointly controlled and managed by Telefónica Móviles and Portugal Telecom. Through its 50% interest in Brasilcel, as of December 31, 2005, Telefónica Móviles indirectly holds 45.50% of Tele Sudeste(TDS), 33.2 % of Celular CRT (CRTPart), 25.35% of Tele Leste Celular (TBE), 33.05% of Telesp Celular Participações, S.A.(TCP) and 17.35% of Tele Centro Oeste Celular Participaçoes, S.A.(TCO) Brasilcel is proportionally consolidated in our financial statements. For information on our ownership interest in Brasilcel, and its operators, please refer to our organizational structure found in “Item 5.A. Operating Results—Overview.” As of March 26, 2006, following TCO’s merger with TCP, and TSD’s, TBE’s and CRTPart’s merger into TCP, only one company exists, which has changed its name to VIVO Participaçoes S.A.
(2)	Telefónica Móviles México, S.A. de C.V. holds interests in 100% of Baja Celular Mexicano, 90.0% of Movitel del Noroeste, 100% of Telefónica Celular del Norte, 100% of Celular de Telefónica, S.A. de C.V. and 100% of Pegaso PCS. In December of 2005 we entered into a share exchange agreement with the Burillo Group whereby we acquired 8% of Telefónica Móviles Mexico, S.A. de C.V., increasing our holding to 100% of Telefónica Móviles Mexico. Through its 100.0% interest in Telefónica Móviles México, S.A. de C.V., as of December 31, 2005, Telefónica Móviles indirectly holds 100% of Baja Celular Mexicano, 90% of Movitel del Noroeste, 100% of Telefónica Celular del Norte, 100% of Celular de Telefónica, S.A. de C.V. and 100% of Pegaso PCS.
(3)	In July 2004, it acquired 100% of the shares of Telefónica Móvil de Chile, S.A., and it has been consolidated in its financial statements as from July 1, 2004. Net revenue from operations and operating profit before depreciation and amortization are provided for the last six months of fiscal year 2004. Ownership interests, population and total customers are presented at December 31, 2004.
(4)	Jointly managed by Telefónica Móviles and Portugal Telecom. Each of Telefónica Móviles and Portugal Telecom has a 32.18% interest in Medi Telecom, and Telefónica Móviles appoints Medi Telecom’s chief executive officer.
(5)	Acquired from BellSouth Corporation in October 2004 and consolidated in its financial statements as from November 1, 2004. Net revenue from operations and operating profit before depreciation and amortization are provided for the last two months of fiscal year 2004. Ownership interests, population and total customers are presented at December 31, 2004.
(6)	Acquired from BellSouth Corporation in October 2004 and consolidated in its financial statements as from January 1, 2005. Net revenue from operations and operating profit before depreciation and amortization are provided for the whole fiscal year 2005. Ownership interests, population and total customers are presented at December 31, 2005.

Business Strategy

The key elements of our strategy consist of the following:

•	Maintain our market leadership position in Spain: As the Spanish market continues to mature and competitive pressure intensifies, we are focused on preserving our leading position in the market, particularly in terms of revenue share. As part of our strategy we are developing new products and pricing schemes targeted at different customer segments to stimulate usage, increase customer retention and attract new customers in segments with high growth potential. In addition, we are leading the deployment of the UMTS in Spain, offering superior coverage than our competitors, with more than 5,000 UMTS base stations as of December 2005. We will also continue to leverage our customer loyalty programs to increase customer retention.

•	Consolidate our competitive position in Latin America: We seek to consolidate our strong competitive position in the growing Latin American market through our extensive presence in the region and our integrated management of operations in the area, leveraging our extensive managerial and operational experience.

Our acquisition of BellSouth’s wireless operators in Latin America and Telefónica Móvil de Chile has allowed us to further consolidate our leadership position and strengthen our growth profile in Latin America. At December 31, 2005, we had approximately 70.5 million managed customers in 13 Latin American countries.

•	Introduce new services to increase the usage of wireless services: We will continue leading innovation in our markets to capture the high growth potential of wireless data services. We will continue launching new data services and applications aimed at different customer needs, such as MMS, video message, content downloads, location-based services, corporate services, (such as the launch of “Oficin@ Movistar UMTS,”) and domotics. We aim to leverage our extensive experience and “best practices” to grow revenue from data services across our markets. The introduction of UMTS in Spain and 1XRTT –EVDO and Edge in some of our markets in Latin America will enhance customer experience, while we will capitalize on our expertise in developing customized solutions to increase data usage in the corporate segment.

•	Optimize capital expenditures and increase operating efficiency: Our economies of scale allow us to better optimize our capital expenditures and operating expenses. In addition, the integrated management of our operations in Latin America and the promotion of our “best practices” among our operating companies will allow us to operate more efficiently, optimize investments and improve the time to market of our services.

•	Analyze new projects: We intend to evaluate the possibility of making selective acquisitions and forming selected strategic partnerships in order to improve our competitive position, such as our acquisition of TCO in 2003, our acquisition of 100% of BellSouth’s interests in its Latin American wireless operations and our acquisition of 100% of Telefónica Móvil de Chile.

We believe that the following strengths will allow us to compete successfully against other wireless services providers in our existing and future markets: (i) market leadership in Spain and most Latin American markets; (ii) global and local scale; (iii) management control over our operations; (iv) proven track record of innovation; (v) strong brands; (vi) strong distribution channels; (vii) extensive operational experience; (viii) financial strength and flexibility; and (ix) membership of the Telefónica Group.

Services and Products

Telefónica Móviles’ operating companies offer a wide variety of wireless and related services and products to consumer and business customers. Although the services and products available vary from country to country, the following are our principal services and products:

•	Wireless Voice Services. Telefónica Móviles’ principal service in all of its markets is wireless voice telephony, which has gained increased usage as a result of Telefónica Móviles’ increased customer base and increased market penetration rates. Accordingly, Telefónica Móviles is also able to offer new services such as those detailed below.

•	Value Added Services. Customers in most of Telefónica Móviles’ markets have access to a range of enhanced calling features including voice mail, call hold, call waiting, call forwarding and three-way calling.

•	Wireless Data and Internet Services. Current data services offered include Short Messaging Services, or SMS, and Multimedia Messaging Services, or MMS, which allow customers to send messages with images, photographs and sounds. Customers may also receive selected information, such as news, sports scores and stock quotes. Telefónica Móviles also provides wireless connectivity and internet access. Through wireless internet access, its customers are able to send and receive e-mail, browse web pages, download games, purchase goods and services in m-commerce transactions and use our other data services. Technological advances, which include the development of GPRS, Edge, CDMA 1XRTT (code division multiple access, a broadband transmission system for wireless networks allowing for speeds of up to 144 Kbits/s), CDMA EVDO and UMTS, facilitate the development of these services by increasing the speed at which data is transmitted, and making it possible to expand the offer of services and reduce their cost. Telefónica Móviles also has the technology available to provide other wireless data services such as location-based services and telematics. Location-based services permit the precise location of the handset to be determined by our networks, which will permit users to receive and access information specific to such location. Telefónica Móviles believes that this technology will be widely used in fleet management, logistics and security monitoring. Telematics applications permit the delivery of data to machines, such as automobiles and vending machines.

•	Corporate Services. Telefónica Móviles provides business solutions, including wireless infrastructure in offices, private networking and portals for corporate customers that provide flexible on-line billing. Telefónica Móviles España offers corporate services through MoviStar Corporativo, and other advanced solutions for data, developed for specific sectors. In addition, in 2004, Telefónica Móviles España launched “Oficin@Movistar UMTS,” the first third generation service offered in Spain by a mobile operator offering high-speed data transmission of up to 384 kbits/s.

•	Roaming. Telefónica Móviles has roaming agreements that allow its customers to use their handsets when they are outside of their service territories, including on an international basis. It has also implemented intelligent network technology using the CAMEL standard for its customers in Spain. This allows Telefónica Móviles’ customers to use their mobile telephones in European countries where a roaming agreement has been reached as if they were in their home country (for example, by not having to dial customary roaming prefixes). In Brazil, Mexico and Argentina, its roaming agreements allow its customers to make and receive calls throughout the national territories of these countries.

•	Fixed Wireless. In Argentina, Peru and Venezuela, we provide local fixed wireless service.

•	Trunking and Paging. In Spain and Guatemala, Telefónica Móviles provides digital wireless services for closed-user groups of clients and paging services.

•	M-payment. Through its subsidiary Telefónica Móviles España and together with Vodafone España, Amena and other financial institutions and processing companies, it has a 13.36% interest in Mobipay España, a company incorporated to develop micro-payments. Telefónica Móviles also has a 50% interest in Mobipay International, aimed at expediting payments through mobile phones in an international setting. Banco Bilbao Vizcaya Argentaria, S.A. is the other 50% shareholder.

Telefónica Móviles’ Operations

Telefónica Móviles’ operations currently are conducted in three distinct geographic areas:

•	Spain;

•	Morocco; and

•	Latin America.

At December 31, 2005, Telefónica Móviles provided wireless services through its operating companies and joint venture, to approximately 94.4 million managed customers in territories with a population of approximately 518 million. Telefónica Móviles has operations in Spain, Mexico, Peru, El Salvador, Guatemala, Venezuela, Colombia, Panama, Nicaragua, Ecuador, Uruguay, Argentina and Chile and, through its joint venture with Portugal Telecom, it also provides wireless communication services in Brazil. Telefónica Móviles also operates in Morocco where it has a 32.18% interest in Medi Telecom and currently appoints Medi Telecom’s chief executive officer.

The following section provides a description of the markets in which Telefónica Móviles operates.

In order to achieve critical mass of customers and to enhance efficiency, we manage our assets in Latin American in four large regions:

•	the Northern Region, which is managed from Mexico and includes both our Mexican subsidiary and our operations in Guatemala, El Salvador, Panama and Nicaragua;

•	the Andean Region, which includes our operations in Venezuela, Colombia, Peru and Ecuador;

•	Brazil; and

•	the Southern Cone, which includes our operations in Argentina, Chile and Uruguay.

We believe that our larger scale, the regional integrated management of our operations in Latin America and the integration of the BellSouth mobile operators in 2004 and 2005 will lead to material savings in areas like handset and equipment procurement, infrastructure and IT systems sharing and advertising. An example of the integrated management of our operations by region is the launch in April 2005 of the Movistar brand as the single brand for all of our operations in the 13 Spanish-speaking markets in which we have a presence.

Reported Information

Telefónica Móviles provides information on total revenues for its fully consolidated operations and equity investments such as Medi Telecom. In Brazil, it provides information on a proportional basis to reflect the proportional consolidation of the joint venture. Telefónica Móviles provides information on total revenues for its fully consolidated operations and equity investments such as Medi Telecom. In Brazil, it provides information on a proportional basis to reflect the proportional consolidation of the joint venture.

Customer information on the wireless markets in which Telefónica Móviles operates, including its market share, are estimates that Telefónica Móviles has made based on annual reports and press releases made public by its competitors or information from local regulators in the respective markets.

Spain

Telefónica Móviles offers wireless services in Spain through Telefónica Móviles España, the leading wireless operator in Spain in terms of total number of customers at December 31, 2005. Telefónica Móviles España had approximately 20 million customers at December 31, 2005, representing an estimated 46% market share and 51% outgoing revenues market share. Telefónica Móviles España is a wholly-owned subsidiary and it is our most significant operating company, accounting for 53% of our consolidated net revenues from operations in 2005.

The following table presents, at the dates for the periods indicated, total net revenues and other statistical data relating to the operations of Telefónica Móviles España:

	Year ended December 31,
	2004	2005
Total net revenues from operations (euros in millions)	8,213	8,834
Total customers (in millions)(1)	19.0	19.9
Pre-paid customers (in millions)(1)	9.7	9.19
Population in service territory (in millions)	44	45

Source: Telefónica Móviles.

(1)	In July 2004, Telefónica Móviles España no longer counted 1.3 million inactive prepaid SIM cards in its reported customer base. This adjustment was made retroactively as of April 1, 2004 and all the operating metrics corresponding to 2004 have been calculated taking this adjustment into account.

Telefónica Móviles España has offered wireless services in Spain since 1982 with the launch of analog wireless services under the brand MoviLine (services discontinued in 2004). Digital wireless services, using GSM 900 MHz technology, were launched in 1995 under the MoviStar brand name, which has since become one of the most widely recognized brands in Spain. In January 1999, Telefónica Móviles España launched the GSM 1800 MHz service. In March 2000, having achieved the highest rating in the award process, Telefónica Móviles España was awarded a third generation wireless, or UMTS, license covering the Spanish national territory for €131 million. In June 2005, Telefónica Móviles España was granted a 4 MHz block for the provision of GSM mobile telephony services in the 900 MHz band.

Market

With an estimated population of approximately 44 million people, Spain is the fifth largest wireless market in Western Europe with approximately 43 million wireless customers at December 31, 2005. This customer base represents a penetration rate of 97%. The penetration in the Spanish market grew 7.5 percentage points in 2005.

The Spanish wireless market has shown growth as a result of a decline of wireless handset prices and per minute call rates, and the introduction of pre-paid tariffs. At December 31, 2005, Telefónica Móviles España had approximately 20 million customers. The number of contract customers totaled approximately 10.7 million, representing a 15.6% increase compared to 2004.

In an increasingly competitive market, with strong competition in number portability and pressure on pricing, including termination rate reductions, along with the potential entry of new competitors, we are focused on key initiatives to preserve our position as a leading mobile operator in the market, leading us to increase commercial efforts with measures including:

•	in-depth market segmentation, with a focus on customer value;

•	smart pricing to stimulate usage, launching segmented packages and innovative tariff options; and

•	leveraging UMTS to develop new services, deploying the network ahead of competitors.

Network and Technology

Telefónica Móviles España’s digital network in Spain is based upon the GSM/UMTS standard. The prevalence of the GSM standard, together with Telefónica Móviles España’s international roaming agreements, enables its MoviStar customers to make and receive calls throughout Western Europe and in almost 200 countries worldwide. Telefónica Móviles España’s GSM/UMTS based network provides its customers with access to many of the most advanced wireless handsets and a full panoply of services and products.

In 2004 and 2005 Telefónica Móviles España invested in the aggregate approximately €1,356 million in building out and enhancing its networks in Spain and developing its technological platforms and information systems. At December 31, 2005, Telefónica Móviles España’s GSM/GPRS digital network in Spain, which consisted of 115 switching centers and approximately 18,000 base stations, provided coverage to approximately 99% of the population. The amounts invested since 2002 until now, have been used to complete its GSM network in terms of coverage and capacity and to enhance the quality of its service, to permit more intensive use of its wireless services within buildings in an urban environment and to introduce new technologies. In addition, Telefónica Móviles España has continued to roll-out a high-quality UMTS network, with a focus on urban areas in 2005. At December 31, 2005, Telefónica Móviles España’s UMTS network provided coverage in areas where 70% of the Spanish population resides, with 5,000 UMTS base stations installed.

The Spanish wireless market has been receptive to new wireless services, such as SMS, wireless internet and data services. Telefónica Móviles España has offered GPRS services, with higher speed data transmission than existing GSM networks, since 2001, and has also introduced UMTS commercial services since 2004. In addition, High Speed Downlink Packet Access (“HSDPA”) is expected to be introduced during 2006. MMS, which allows customers to send and receive messages combining color photographs and images with voice, sound, animation or text, have been offered by Telefónica Móviles España since 2002. Telefónica Móviles España remains committed to being a leader in technological innovation in Spain and to making the most innovative services available to its customers. The following new services and data applications were launched or developed in 2005:

•	“Mundo Movistar” (Movistar World) the first multi-country product and service distribution scheme was launched in December 2005. It complements “Mi Favorito Internacional” (My favorite international number) and “Mis Cinco Internacional (My five international numbers) products already offered by the company. See “—Sales and Marketing”. The Mundo Movistar service, which sets Telefónica Móviles España apart from competitors, allows customers to buy a handset and a prepaid card at any sales point in the Movistar network in Spain and have them available for pickup by a customer in Ecuador or Colombia the following day. Plans are to extend this service gradually to other markets in Latin America and Morocco;

•	Campaigns to reward customer loyalty to encourage greater commitment from our customers, through commercial initiatives such as “Ya te llamo yo” or the “100x1” promotions were launched in 2005;

•	“Movistar desktop” “Blackberry Professional Mail” and “ MS Corporativo” were also launched in 2005, marketed to our corporate segment; and

•	In 2005, Telefónica Móviles also introduced new data transmission price schemes, with concepts similar to flat rate plans. We believe that these new price schemes are the most comprehensive and competitive offer in the data transmission market.

In general, Telefónica Móviles España’s strategy is to use a variety of suppliers based on the quality and rates of their services and products. In Spain, Ericsson, Motorola and Nokia have supplied the majority of Telefónica Móviles España’s GSM and GPRS network. Ericsson and Siemens are supplying the infrastructure for UMTS.

Sales and Marketing

Since Telefónica Móviles España began providing wireless services in Spain, its sales and marketing strategy has been to generate increased brand awareness, customer growth and increased revenues. Telefónica Móviles España utilizes all types of marketing channels, including television, radio, exterior signage, telemarketing, direct mail and internet advertising, moreover our web page www.movistar.es is one of the most visited webs in Spain. Telefónica Móviles España also sponsors several cultural and sporting events in order to increase its brand recognition.

For purposes of sales and distribution, Telefónica Móviles España divides the Spanish market into the consumer market and business market. At December 31, 2005, Telefónica Móviles España had 9,362 points of sale for the consumer market, including specialized and large retailers. In addition, Telefónica Móviles España uses approximately 118 points of sale that are owned by the Telefónica Group.

In the wireless business sector, Telefónica Móviles España uses its distributors to market to small and medium sized enterprises and uses its own corporate sales force to target large business customers. Telefónica Móviles España offers a variety of plans, ranging from volume discounts to specifically tailored service contracts. In 2005, Telefónica launched new enterprises plans.

Telefónica Móviles España offers several different pricing options for wireless services. At December 31, 2005 54% of Telefónica Móviles España’s total customer base are contract customers, and the remainder are pre-paid (MoviStar Activa).

In 2005, Telefónica Móviles España continued to encourage customer migration from its pre-paid plans to its contract plans, in line with the process that started in March 2002, when the contract plans of Telefónica Móviles España shifted from a monthly fee to a minimum usage commitment. In 2005, prepaid to contract migrations were over one million, contributing to an improvement in the percentage of our contract customers to our total customers by 5 percentage points as of December 31, 2005 compared to December 31, 2004.

The tariffs and quality of services provided by Telefónica Móviles España, along with its success in encouraging migration to its contract plans, have led to improvement in the usage and spending patterns of its customers. Total traffic increased to 50 billion minutes in 2005, a 20.3% increase compared to 2004, in part as a result of the tariff plans: “Mi Favorito” (allowing customers to call, and send SMS and MMS to a preferred Movistar number for a reduced tariff) and “Mis Cinco”(marketed to groups and families, allowing customers to call, between five pre-selected Movistar numbers or four and one fixed number for a reduced rate). These tailored tariff strategies have been successful; more than 3.5 million customers have chosen these tariffs plans during 2005.

In addition, data and content services are becoming increasingly important methods by which wireless customers in Spain communicate.

Customer Care

One of Telefónica Móviles España’s principal business objectives is to strengthen its relationship with its customers. As the Spanish market for wireless services continues to mature and competitive pressures increase, Telefónica Móviles España believes that it must enhance customer loyalty in order to maintain its customer base and to increase revenues. For this reason, its focus has been shifting from customer acquisition to further enhance quality of service and customer care.

We have developed loyalty programs implemented by Telefónica Móviles España for both our contract and pre-paid customers. The MoviStar Plus program, for example, offers contract customers the ability to exchange points earned based on monthly usage for new handsets. The Estrena Plan allows pre-paid customers to upgrade their handsets and benefit from special offers (attractive prices of handsets and free traffic). In 2005, there were over 4.5 million handset upgrades based on loyalty programs of Telefónica Móviles España.

At December 31, 2005, Telefónica Móviles España call centers handled approximately 87 million calls in 2005. This was an important commercial channel for developing customer loyalty. For instance they handled more than 10% of the company’s commercial activity, defined as new customers acquired plus migrations from prepaid cards to postpaid contracts plus handset upgrades.

In addition, Telefónica Móviles España has launched “client attention” services. The monthly invoices for corporate customers can be personalized according to their needs. Pre-pay customers can view a detailed breakdown of their calls on the Telefónica Móviles España website and the balance remaining on their pre-pay cards.

Telefónica Móviles España provides e-business services designed for its large corporate customers including a portal with billing facilities that provides on-line billing customization to customers and distributors through the Hermes system, which provides up-to-date information on news, products and services catalogs, events and promotions. Telefónica Móviles España’s average monthly customer churn rate was 1.8% for 2005.

Competition

Telefónica Móviles España currently has two competitors in the Spanish market for wireless communications service: Vodafone España, a subsidiary of Vodafone PLC, and Retevisión Móvil S.A., which operates under the trade name Amena, and it was acquired by France Telecom during the second term of 2005.

Morocco

Telefónica Móviles provides wireless services in Morocco through Medi Telecom, S.A., in which it holds a 32.18% interest and shares management responsibilities with Portugal Telecom, which also holds a 32.18% interest in Medi Telecom. Medi Telecom is also owned by local minority shareholders. Medi Telecom S.A. is one of two wireless operators in Morocco, with over 4 million customers at December 31, 2005. Medi Telecom commenced offering wireless services in Morocco in March 2000, eight months after it was awarded a GSM license covering the Moroccan national territory.

Telefónica Móviles España has entered into a shareholders’ agreement with other shareholders of Medi Telecom under which it has the right to appoint the chief executive officer of Medi Telecom. In addition, as of April 2003, the sale or transfer of shares in Medi Telecom triggers a right of first refusal to the other non-transferring shareholder in two steps; firstly to the Technical Shareholders (Telefónica Móviles España and Portugal Telecom) and secondly to the remaining shareholders. In addition, the change of control in the direct or indirect shareholders of Medi Telecom (which specifically includes the acquisitions of such interest by a competitor of Telefónica, S.A. or Portugal Telecom) would entitle the non-affected shareholder to exercise a call option over Medi Telecom’s shares owned by the party undergoing such change of control. The shareholders’ agreement also requires specified majority votes to approve most corporate actions.

The following table presents, total net revenues and other statistical data relating to its investment in Medi Telecom:

	Year ended December 31,
	2004	2005
Total net revenues from operations (euro in millions)(1)	336	397
Total wireless customers (in millions)	2.73	4.02
Pre-paid customers (in millions)	2.62	3.87
Population in service territory (in millions)	31	31

Source: Telefónica Móviles, except population data from Pyramid Research

(1)	Medi Telecom has been consolidated pursuant to the equity method for each of the years ended December 31, 2004 and 2005. We held 32.18 % of Medi Telecom at year end December 31, 2004 and 2005.

Market

With a population of approximately 31 million people, Morocco had 12.3 million wireless customers at December 31, 2005 representing a penetration rate of 40%. Medi Telecom estimates that the Moroccan market grew 34% in 2005 when compared to 2004.

Network and Technology

Medi Telecom’s network in Morocco is based upon the GSM standard. In 2004 and 2005, Medi Telecom invested a total of approximately €156 million in building out and enhancing its digital network in Morocco. Medi Telecom has been offering wireless internet since April 2001.

In 2005, Meditel has been awarded a fixed license in Morocco, and the company is rolling out a fixed network based on WiMax technology.

Sales and Marketing

Medi Telecom’s sales and marketing strategy has been to generate rapid customer growth. At December 31, 2005, approximately 96% of Medi Telecom’s customers used pre-paid plans with the remainder using contract service.

Competition

Medi Telecom is the second largest wireless company in Morocco in terms of customers. It currently competes with Maroc Telecom, the former state monopoly provider of all telecommunications services in Morocco.

Latin America

Latin America is an attractive telecommunications market with a population of approximately 558 million people and a combined gross domestic product of approximately $2.5 trillion in 2005. Since the introduction of wireless services in Latin America in the late 1980s, they have experienced significant growth. The average penetration rate in Latin America as a whole was 44% at December 31, 2005. The wireless services industry is focusing on increasing penetration and expanding the use of voice service, wireless internet services and wireless data transmission services, through the introduction of technologies such as GSM/GPRS, CDMA/CDMA 1XRTT, and CDMA EVDO.

Brazil

Telefónica Móviles and Portugal Telecom are 50:50 shareholders in Brasilcel, N.V., or Brasilcel, a joint venture which combined Telefónica Móviles and Portugal Telecom’s wireless businesses in Brazil. This joint venture is the leading wireless operator in Brazil in terms of total number of customers at December 31, 2005. At December 31, 2005, Brasilcel had a total of 29.8 million customers, of which 5.7 million were contract customers. Brasilcel had an estimated average share in its markets of operations of approximately 44.2% at December 31, 2005. All of the operating companies participating in the joint venture have been operating under the brand name “Vivo” since April 2003. The licensed areas of Brasilcel include 19 states in Brazil and its federal capital, with a population of approximately 136.5 million, and covering 85.5% of Brazil’s gross domestic product.

On February 22, 2006 the respective Shareholders’ Meetings of Telesp Celular Participações S.A. (“TCP”), Tele Centro Oeste Celular Participações S.A. (“TCO”), Tele Sudeste Celular Participações S.A. (“TSD”), Tele Leste Celular Participações, S.A. (“TBE”) and Celular CRT Participações S.A. (“CRTPart”) approved the merger of shares of TCO in order to convert it into a wholly owned subsidiary of TCP; and the merger of the companies TSD, TBE and CRT Part into TCP. As of March 2006, TCP was the sole surviving company of these mergers, and it subsequently changed its name to “VIVO Participaçoes S.A.” Pursuant to the merger, Brasilcel and its subsidiaries now hold 89.04% of VIVO Participaçoes S.A.’s common shares and 47.53% of VIVO Participaçoes S.A.’s preferred shares.

The following table shows the different states where service is provided by Brasilcel’s operators in 2005:

Company	State
Telesp Celular	São Paulo (SP)
Tele Sudeste	Rio de Janeiro (RJ) and Espirito Santo (ES)
Global Telecom	Paraná (PA) and Santa Catarina (SC)
CRT Celular	Rio Grande do Sul (RS)
Tele Centro Oeste	Acre (AC), Goiás (GO), Mato Grosso (MT), Mato Grosso do Sul (MS), Rondônia (RO), Tocantins (TO), Distrito Federal (DF), Amazonas (AM), Pará (PA), Amapá (AP), Roraima (RR) and Maranhão (MA)
Tele Leste	Bahia (BA) and Sergipe (SE)

The following table presents, net revenues and other statistical data relating to our operations in Brazil:

	Year ended December 31,
	2004	2005
Net revenues from operations (euro in millions)(1)	1,502	1,889
Population in service territory (in millions)	131.5	136.5
Total customers (in millions)(2)	26.5	29.8
Pre-paid customers (in millions)(2)	21.4	24.1

(1)	Net revenues for the fiscal years 2004 and 2005 reflect the proportional consolidation of our 50% interest in Brasilcel, including TCO from May 2003.
(2)	Total customers and pre-paid customers in 2004 and 2005 reflect the customers of Brasilcel.

Source:	Telefónica Móviles, except population data from Pyramid Research

Market

Brazil is one of the largest countries in the world, with a surface area of 8.5 square million kilometers and a population of approximately 185.5 million people. At December 31, 2005, with 86.2 million wireless subscribers, Brazil ranked first in Latin America in terms of number of wireless customers. At December 31, 2005, Brazil had an estimated market penetration rate of 46.6% and of 49.2% in the areas where Vivo operates. The Brazilian market has experienced a 29% increase in the number of wireless customers in 2005 as compared to 2004 and of 29% in the areas where Vivo operates. The States of São Paulo, Paraná, Santa Catarina, Bahia and Sergipe and the region of Centro Oeste represented the greatest increase in the number of wireless customers.

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

The Vivo companies that offered services in CDMA networks (Telesp Celular, Tele Sudeste Celular, Global Telecom and Tele Leste Celular) are upgrading their networks by adding CDMA 1XRTT and CDMA EVDO, and the companies which offered services based on TDMA networks (Celular CRT and TCO) are selectively overlaying CDMA 1XRTT and CDMA EVDO.

In 2004 and 2005, there was a significant increase of CDMA 1XRTT coverage in Vivo’s areas of operations. In 2004, the growth trend in the usage of data services was assisted by the increase in SMS and data enabled handsets. Vivo continued to lead the development and innovation of data services in Brazil, exploiting the competitive advantage of its CDMA 1XRTT and CDMA EVDO networks. With CDMA EVDO technology, Vivo now offers a range of 3G data transmission services in Brazil, such as ‘Vivo Zap3G’ (providing secure connections to the Internet, corporate networks or the Intranet) or ‘Video 3G’ (for downloading streaming videos and television content onto a 3G-enabled mobile telephone).

Of Vivo’s investment in the development of the networks of its companies in Brazil in 2004 and 2005, approximately €677 million were attributable to Telefónica Móviles as a proportion of the total investment corresponding to its interest in the Brasilcel entities.

Sales and Marketing

The consolidation of the different brands of the Brasilcel joint venture into the “Vivo” brand in 2003, enabled Vivo companies to develop and operate under a unified commercial strategy.

In the context of a rapidly expanding market, with increased competitive pressure from all operators, Vivo has maintained its leadership position.

Participation in loyalty programs that were established for both contract and prepaid customers in 2003 grew during 2004. Under these programs, contract customers accrue the right to a handset upgrade based on the revenues that the customers generate. Additionally, prepaid clients have access to modern handsets at a competitive price and enjoy special promotions to migrate to a contract.

Vivo is actively managing its distribution channels, which consisted of 8,282 points of sale at December 31, 2005. Additionally, Vivo prepaid customers were provided access to a wide range of “recharge” points. Credit recharges can also be made by electronic transfers through the commercial banking network.

As of December 31, 2005, approximately 19% of Vivo’s customers were contract clients and the remaining 81% were prepaid customers.

Competition

Brasilcel is the leading wireless operator in Brazil in terms of number of customers at December 31, 2005. The growth of the Brazilian market has been considerable during the past years while being accompanied by an increase in competition due to the introduction of new competitors in the regions in which Brasilcel operates. Its major competitors are subsidiaries of Telecom Italia Mobile, America Móvil, Brazil Telecom and Telemar.

Northern Region

The Northern Region includes the operations in Mexico, El Salvador, Guatemala, Panama and Nicaragua. This region is the second largest region in Latin America with a population of approximately 135 million. This area is an emerging wireless market with approximately 56 million customers at December 31, 2005, representing a penetration of approximately 41%. Telefónica Móviles has an estimated market share in the Northern Region of approximately 16.2% at December 31, 2005, or 29.4% in the Northern Region excluding Mexico, its most significant component. Mexico represents 79% of the Northern Region’s population and 62% of its revenue.

The following table presents, the total net revenues and other statistical data related to the operations of the Northern Region.

	At December 31,
	2004	2005
Total net revenues from operations (euro in millions)(1)	912.3	1,263.6
Total customers (in millions)	7.7	9.2
Pre-paid customers (in millions)	7.0	8.4
Fixed Wireless (in millions)	0.136	0.146
Population in service territory (in millions)	132.8	134.7

Source:	Telefónica Móviles, except for population data from Pyramid Research

(1)	The year over year comparison is affected by the incorporation of the operators acquired from BellSouth in Guatemala, Panama and Nicaragua in November 2004.

Network and Technology

Telefónica Móviles Mexico offers both analog and digital networks. Its digital networks are based upon the CDMA and GSM standard.

The roll-out of Telefónica Móviles Mexico’s GSM network on a nationwide basis started in 2003 and continued during 2004 and 2005, covering approximately 50,000 villages and geographic areas representing approximately 90% of the urban population. Telefónica Móviles México has 88% of its customers in its GSM network at the end of December 2005.

The rest of the operators in the region had networks based upon the CDMA or TDMA standards, and during 2004 and 2005, they have been rolling out networks on the GSM standard.

In Guatemala, Telefónica Centroamérica Guatemala operates a digital network, which is based upon the CDMA standard, CDMA EVDO and GSM standard. During 2005 Telefónica Centroamérica Guatemala continued the roll-out of its GSM network which began in 2004. At the end of the year, the 43.3% of its customers are in its GSM network.

The digital network of Telefónica Móviles El Salvador is based upon the CDMA and GSM standards. The roll-out of its GSM network began in 2005 and at the end of 2005 GSM customers comprise 59% of total base.

The digital network of Telefónica Móviles Panamá is based upon the TDMA, CDMA, CDMA EVDO and GSM standards. The roll-out of its GSM network began in 2005, and GSM customers represented 15% of the total customers at the end of the year 2005.

The digital network of Telefónica Móviles Nicaragua is based upon the TDMA, CDMA, CDMA EVDO and GSM standards. The roll-out of its GSM network began in 2005, and GSM customers represented 14% of the total customers at the end of the year 2005.

Telefónica Móviles has invested in the Northern Region a total of €737 million during 2004 and 2005, 88% of which has been invested in México principally to roll-out its GSM network.

Sales and Marketing

These operations use a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and internet advertising to market its products.

At December 31, 2005 approximately 6% of Northern Region customers were contract customers, while 94% were prepaid customers.

In order to improve the quality and efficiency of our distribution channel in Mexico, during 2005 we began to rationalize our distribution channel based on performance criteria, signing new agreements with larger and more financially-sound retailers and local entrepreneurs.

Competition

Telefónica Móviles is the second largest wireless operator in Mexico, El Salvador, Nicaragua and Panama in terms of total number of customers at December 31, 2005. It is the third largest operator in Guatemala in terms of total number of customers at such date.

Telefónica Móviles México competes with various operators at a national level. Telefónica Móviles Mexico’s principal competitor is Telcel, a subsidiary of América Móvil. Its other significant competitors are Iusacell, Unefon and Nextel.

In Guatemala, we currently have two competitors: Telgua and Comcel.

Telefónica Móviles El Salvador currently competes in the El Salvador market for wireless communications service with Telemóvil, Personal (owned by América Móvil) and Digicel.

Telefónica Móviles Panamá currently has only one competitor, Cable & Wireless Móvil (owned by the Panamanian Government and by Cable & Wireless, PLC.)

Currently, Telefónica Móviles Nicaragua competes with Enitel, owned by America Móvil, which was granted licenses in 2002 to operate digital wireless services in Nicaragua.

Andean Region

The Andean Region includes the operations in Venezuela, Colombia, Peru and Ecuador. The market in this region has increased by 75% compared to previous year, representing the largest market increase among the regions in which Telefónica Móviles operates. At December 31, 2005, the wireless market in the region had approximately 46 million customers and Telefónica Móviles had an estimated market share in this area of approximately 36.4%. Telefónica Móviles is the leading wireless operator in terms of total number of customers at December 31, 2005 in Venezuela and Peru and the second largest operator in Colombia and Ecuador.

The Colombian wireless market showed the strongest growth in the region in 2005, with an increase of almost 25 percentage points in the estimated penetration rate to 48% in December 2005.

The following table presents, the total net revenues and other statistical data related to the operations of the Andean Region.

	At December 31,
	2004	2005
Total net revenues from operations (euro in millions)(1)	608	2,837
Total customers (in millions)	11.6	17.5
Pre-paid customers (in millions)	9.1	14.2
Fixed wireless (in millions)	0.57	0.68
Population in service territory (in millions)	112	114

Source:	Telefónica Móviles, except for population data from Pyramid Research

(1)	The comparability of 2005 data and 2004 data is affected by the incorporation of the operators acquired from BellSouth in Venezuela, Colombia, Peru and Ecuador in November 2004.

Network and Technology

In Venezuela, Telefónica Móviles Venezuela operates both digital and analog networks. Its digital network is based on CDMA standard and its analog network is based on N-AMPS. Close to 100% of its customers in Venezuela are based on CDMA. During 2005, the company launched a new technology, 1X EVDO CDMA, which improves and allows higher speed data transmission services and capacity.

Telefónica Móviles Colombia operates digital networks based upon the GSM (launched in July 2005), CDMA 1XRTT and TDMA standards. At December 31, 2005, GSM customers represented 27% of the total customers.

Telefónica Móviles Perú operates both analog and digital networks. Its digital network is based upon the CDMA/CDMA 1XRTT standard. At the end of 2005, Telefónica Móviles Perú started rolling out its GSM network, and the GSM services were launched as of February 2006.

Telefónica Móviles Ecuador operates digital networks based upon the GSM (launched in September 2005), and CDMA 1XRTT. At December 31, 2005, the GSM customers represented 9% of total customers.

Telefónica Móviles has invested a total of € 616 million in the Andean Region during 2004 and 2005.

Sales and Marketing

Telefónica Móviles’ operating companies in these countries use a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and internet advertising to market their products.

At December 31, 2005, approximately 17% of the Andean Region customers were contract customers, while approximately 78% were prepaid customers. The rest of the customers were fixed-wireless customers.

Competition

Telefónica Móviles is the leading wireless operator in terms of total number of customers at December 31, 2005 in Venezuela and Peru. It is the second largest wireless operator in Colombia and Ecuador in terms of total number of customers at such date.

The major market competitors in Venezuela are Movilnet, which is a wireless services communication provider that uses CDMA and TDMA technology, and Digitel TIM, based on GSM technology (recently acquired by Mr. Oswaldo Cisneros). Movilnet is the mobile division of CANTV, the main fixed line operator. Telmex and América Móvil recently agreed to purchase a 28.5% stake in CANTV.

Telefónica Móviles Colombia currently has two competitors in the Colombian market for wireless communications services: Comcel, which belongs to América Móvil and Colombia Móvil whose brand is Ola, which obtained a PCS license in 2003 and is a joint venture of the two largest Phone Companies of the main cities, Bogota and Medellin.

Telefónica Móviles Peru currently has two competitors in the Peruvian market for wireless communications service: América Móvil and Nextel Peru.

Telefónica Móviles Ecuador currently has two competitors in the Ecuadorian market for wireless communications services: America Movil and Alegro, which belongs to fix public operators.

Southern Cone

The Southern Region includes the operations in Chile, Argentina and Uruguay. At the end of December 31, 2005 the wireless market had approximately 34 million customers and Telefónica Móviles had an estimated market share of approximately 41.2% in the region.

The penetration has reached 58.1% of the total population in the region, at December 31, 2005. It is the region with the highest penetration rates in Latin America and it experienced a 15 percentage point increase in penetration rates in 2005.

Telefónica Móviles is the leading wireless operator in terms of total number of customers at December 31, 2005 in Argentina and Chile, and the second largest operator in Uruguay.

The following table presents, the total net revenues and other statistical data related to the operations of the Southern Cone.

	At December 31,
	2004	2005
Total net revenues from operations (euro in millions)(1)	530	1,714.1
Total customers (in millions)	6.9	14.0
Pre-paid customers (in millions)	5.1	9.8
Fixed wireless (in millions)	0	0.2
Population in service territory (in millions)	54	57.9

Source: Telefónica Móviles, except for population data from Pyramid Research

(1)	The comparability of 2005 data and 2004 data is affected by the incorporation of the operators acquired from BellSouth in Uruguay in November 2004, and in Argentina and Chile in January 2005.

Network and Technology

In Argentina we operate both analog and digital networks. Its digital network is based upon the TDMA standard and the GSM standard. At December 31, 2005, GSM customers represented 51% of the total customers.

Telefónica Móvil de Chile operates both TDMA and GSM networks. GSM customers represented 51% of total customer base as of December 31, 2005.

In Uruguay we operate both analog and digital networks. Its digital network is based upon the GSM (launched in April 2005) and CDMA standards. At December 31, 2005, GSM customers represented approximately 40% of total customers.

Telefónica Móviles has invested a total of € 515 million in the Southern Region during 2004 and 2005.

Sales and Marketing

These countries use of a broad range of marketing channels, including television, radio, billboards, telemarketing, direct mail and internet advertising to market its products.

At December 31, 2005 approximately 26% of Southern Region customers were contract customers, while approximately 74% were prepaid customers.

Competition

The operators in Argentina currently have three competitors in the Argentine market for wireless communications service, each of which provides services on a nationwide basis: Telecom Personal, which is controlled by Telecom Italia through Telecom Argentina, CTI Móvil (controlled by América Móvil) and Nextel, owned by NII Holdings Inc.

The operators in Chile currently have two competitors in the Chilean market for wireless communications service, each of which provides services on a nationwide basis: Entel, which is controlled by a domestic group (Sociedad Almendral: Grupo Hurtado – Vicuña – Fernandez) and Smartcom (which is controlled by América Móvil).

The operators in Uruguay currently have two competitors in the Uruguay market for wireless communications service, each of which provides services on a nationwide basis: Ancel, which is a state-owned company and CTI (controlled by América Móvil).

Wireless Internet and Data Initiatives

Wireless Internet and Data

We believe that the convergence of data communications and voice communications represents an important opportunity to increase revenue in the mobile communications sector. An important component of our strategy is broadening uses of wireless communications, currently dominated by voice services, to include more widespread use of wireless internet and data services.

Telefónica Móviles España’s revenues from data services have increased to €1,030 million in 2005. This increase is primarily due to the increased use of other data services (downloads, browsing, data transmission, MMS and content SMS) in addition to traditional person to person SMS usage. Revenues from non traditional person to person SMS have increased by approximately 9 percentage points in 2005 to 38% of total data revenues.

We expect that the contribution of wireless internet and data services to our revenues will increase significantly as technology and services improve and are made more accessible and user-friendly to mass-market consumers and business customers in each market in which we operate. The availability of compatible handsets at attractive prices will be key to achieving this development.

We offer our clients a wide range of data services that we seek to continuously improve. Current data services offered include short messaging services, or SMS, Multimedia Messaging Services, or MMS, which allows customers to send messages with images, photographs and sounds. Customers may also receive selected information, such as news, sports scores and stock quotes. We also provide wireless connectivity and internet access.

In June 2000, we launched MoviStar e-moción, our wireless internet service provider in Spain. Most of our operating companies have launched MoviStar e-moción or similar services under different brands.

We are focusing on consolidating our position in the corporate segment with a view to marketing and introducing new wireless data services and applications. Although internet access services are still in an early phase of development, it is anticipated that demand in the corporate segment will increase as the download speeds increase, through further development of our networks.

We have been offering GPRS services in Spain since 2001 with the same coverage as our GSM network. In 2004 Telefónica Móviles España launched its UMTS services, offering high-speed data transmission up to 384 kbits/s. In addition to video calls (seeing and speaking via mobile phone), customers are also able to download high quality videos to their telephone screens.

In 2005 Telefónica Móviles España made first demonstrations of HSDPA technology in a real environment. HSDPA is the new version of the UMTS standard, which will enable wireless data transmission speeds of up to 14 Megabytes per second. HSDPA will mean a substantial improvement in our service offering, facilitating high resolution interactive video games, video and music downloads of DVD quality and downloads of e-mails with attachments, among other services.

In other markets such as Brazil and Venezuela we have already launched high speed data services based on technologies such as CDMA 1XRTT and EV-DO. Another step forward in our strategy of providing the most advanced services to all our clients was the signature in 2005 of an agreement with RIM to offer BlackBerry® services, which allow real-time management of e-mail in mobility, in Argentina, Brazil, Chile, Colombia, Ecuador, Guatemala, El Salvador, Nicaragua, Panama, Peru, Mexico, Uruguay and Venezuela. This agreement will enable our subsidiaries to offer their customers the latest BlackBerry handsets at competitive prices, based on networks in their respective countries which provide the fastest data transmission speeds.

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

In April 2005, Telefónica Móviles launched a tender offer for the 0.15% of Comunicaciones Móviles del Perú shares held by minority shareholders. At April 2005, Telefónica Móviles held directly and indirectly a 99.85% stake in Comunicaciones Móviles del Perú. The tender offer ended in May 2005. Telefónica Móviles acquired an additional 0.04% of Comunicaciones Móviles del Perú’s outstanding shares for US$9 thousand, increasing Telefónica Móviles’s stake in Comunicaciones Móviles del Perú to 99.89%.

In May 2005, TES Holding, S.A., a wholly-owned subsidiary of Telefónica Móviles launched a tender offer for 3.8% of Telefónica Móviles El Salvador, S.A.’s outstanding shares. Following purchases made from local pension funds and completion of the tender offer, TES Holding held a 99.03% stake in Telefónica Móviles El Salvador. Telefónica Móviles El Salvador, S.A. was delisted from the Salvadorian Stock Exchange on July 19, 2005.

In October 2004, Telefónica Móviles launched a tender offer for 100% of Multiholding Corporation. This company owned directly or indirectly 56.32% of Telefónica Móviles Panamá, S.A.’s outstanding shares. The tender offer ended in November 2004. Telefónica Móviles acquired 99.23% of Multiholding Corporation pursuant to the tender offer.

Patents, Licenses and Other Intellectual Property

We own trademarks registered in various jurisdictions which are assets of great value to our Spanish and international activities. We use “movistar” as the global trademark for the products and services of the Telefónica Móviles Group to convey an image of reliability and quality of service and to boost customer loyalty. Another important trademark is e-moción, wwhich is being used for mobile internet services in Spain. We also hold a non-exclusive license on a group of trademarks and trademark applications, including Telefónica MoviStar e-moción, Telefónica Móviles and Telefónica Móviles España, awarded by Telefónica, S.A.

The Group also owns patents throughout the world and various domain names, such as telefonicamovistar.com, telefonicamoviles.com and e-mocion.com.

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

Spectrum rights	Duration	Ending Date	Extension Period

GSM 900 (2x12)	15 years	February 3, 2010	5 years

GSM 900 (2x4)	15 years	June 6, 2020	5 years

DCS-1800 (1)	25 years	July 24, 2023	5 years

UMTS	20 years	April 18, 2020	10 years

Paging	20 years	April 24, 2020	10 years

(8) Analogic Trunking	20 years	June 2014	10 years

(4) Analogic Trunking	20 years	November 2016	10 years

(1)	On November 29, 2002, the MITC completed the allocation of the DCS-1800 band. We received 2 x 24.8 MHz of spectrum.

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

In June, 2005 Telefónica Móviles España won the first frequency block awarded by the Ministry for Industry, Tourism and Commerce in a tender to grant three concessions for the exclusive use of the public radio-electric spectrum for the provision of GSM mobile telephony services in the 900 MHz band. The first block grants Telefónica Móviles España the immediate and contiguous availability of an additional 2x4 MHz of spectrum (20 radio-electric channels), which will bring its spectrum to 2x16 Mhz in the GSM 900 band.

Telefónica Móviles España’s licenses entitle it to a total of 48 MHz of spectrum in the 900 MHz band (2x16 Mhz for GSM services and 2x8 MHz for TRAC services) and 2x24.8 MHz of spectrum in the DCS 1800 MHz band. Under the terms of its UMTS license, Telefónica Móviles España is authorized to operate using two paired, or two-way, 15 MHz channels plus one unpaired, or one-way, 5 MHz channel.

The fact that we have been deemed by the CMT as a “significant market power” requires us to disclose our rates and product information to the Spanish regulatory authorities and the public and to keep separate accounts for each of our activities and services. Additional obligations under our licenses include the following:

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

We were also required to provide bank guarantees totaling €1,100 million to secure commitments assumed in our UMTS license application. During 2003, Telefónica Móviles España commenced administrative proceedings to change the system of guarantees. This process was concluded through a statement issued by SETSI on July 28, 2003, which released the guarantees securing TME’s commitments assumed under the UMTS license, after Telefónica Móviles España, S.A. had arranged, in the same month, a guarantee of €167.5 million with the Government Depositary to secure compliance with the UMTS service commitments the first year from the date of commercial launch of the UMTS, in accordance with a new system of guarantees. On June 23, 2004, the Ministry of Industry, Tourism and Commerce, following a request by Telefónica Móviles España, issued an order modifying the commitments assumed by TME with regard to the exploitation of the UMTS service. Due to this modification, the amount of TME’s guarantee securing the fulfillment of its commitments under the UMTS license the first year of service were reduced to €157.5 million and remained at that amount as of December 31, 2005.

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

Our three digital licenses (GSM 900, DCS 1800 and UMTS) also impose upon us, among other things, the following additional obligations:

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

On May 13, 2003, the European Court of Justice (“ECJ”) ruled (in case C-463/00, European Communities Commission vs. The Kingdom of Spain), that the preliminary authorization rules (golden share) set forth in Law 5/1995, enacted on March 23, 1995 governing the necessary legal requirements regime for the transfer of the Spanish government holdings in certain public companies requiring prior governmental approval with respect to a limited number of fundamental corporate and control transactions affecting us, were no longer valid. In order to adapt Law 5/1995 to the ECJ’s May 13, 2003 ruling, Law 5/1995 was modified by virtue of the twenty-fifth additional provision of Law 62/2003, dated December 31, 2003, governing certain tax, administrative and social matters. This regulation establishes a new post-closing notification model (which requires notice to be given to the Spanish government, which can then exercise a veto right), which, for the purposes of the Telefónica Group, is applicable until February 2007.

The post-closing notification requirements described in Law 5/1995 apply to us, Telefónica Móviles España,. S.A.U., as well as to other Group Telefónica companies, and must be observed in the following transactions with regard to Telefónica Móviles Group:

•	Transfer or encumbrance of strategic assets located in Spain by Telefónica Móviles España (transactions affecting these assets carried out between Telefónica Group companies are exempt and need only be reported through a written communication to the competent regulatory body);

•	Any transaction that would decrease Telefónica, S.A.’s interest in us or our interest in our Spanish operating company to less than 50% or would otherwise result in a change of control;

•	Substitution of Telefónica Móviles España’s business purpose;

•	Direct or indirect acquisition of Telefónica Móviles, S.A.’s shares representing 10% or more of each company’s share capital (financial transactions, which do not result in a change of control or in a change of management, are exempt from the requirements of Law 5/1995); or

•	A voluntary winding-up, spin-off or merger (most of these transactions must only be reported through a simple written communication, except where these transactions relate strategic assets specified in Law 5/1995, which will require the post-closing notification. Transactions between members of the Telefónica Group affecting strategic assets are exempt from the post-closing notification).

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

Because we have been classified by the CMT as an operator with “significant market power” in the wireless communications and interconnection markets, we are required, among other obligations, to facilitate cost-oriented interconnection rates on a non-discriminatory and transparent basis and report to the Ministry of Economy and the Ministry of Industries, Tourism and Commerce regarding our compliance. On October 2005, the Telecommunications Market Commission established the average maximum price for Telefónica Móviles España interconnection termination service at approximately €0.11 per minute.

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

Virtual mobile operators

Virtual mobile operators are mobile operators who do not own a network and who may provide mobile telephony service through access agreements with mobile operators who own existing networks.

On February 2, 2006 the Telecommunications Market Commission issued a decision concerning the market for access and call origination on public mobile telecommunications networks in Spain.

The Commission has found that all Spanish mobile network operators, including Telefónica de España, do collectively hold a dominant position in the wholesale market. Consequently, the Telecommunications Market Commission has imposed the following obligations upon such Spanish mobile network operators:

•	an obligation to provide network access following a reasonable request by an access seeker; and

•	an obligation to offer reasonable prices for the access services requested.

Finally, the Telecommunications Market Commission will allow Spanish mobile network operators a reasonable period of time to reach access agreements with virtual mobile operators during commercial negotiations. If such negotiations are unsuccessful, the Commission will require Spanish mobile network operators and virtual mobile operators to reach such agreements under reasonable conditions.

EC regulation on roaming tariffs.

On March 28, 2006, Commissioner Reding announced a proposal for a new regulation on international roaming tariffs. The Commissioner intends to base such regulation on Article 95 of the EC Treaty, pursuant to the approach followed in relation to the cross-border payment regulation in 2001.

To assist with the preparation of this regulation, the Commission has sought public comment. The second public comment period opened on April 3, 2006 and is to end on April 28, 2006. The European Commission could adopt the proposal in June. If such regulation were to be adopted by the European Parliament and the European Council of Ministers, it would be immediately in effect in all 25 Member States without transposition into national law and could adversely affect us and our operations. See “Item 3. Key Information, D. Risks Related to Our Industry—We operate in a highly regulated industry and could become subject to more burdensome regulation, which could adversely affect our businesses.”

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

On November 30, 2005, to avoid the Italian Government calling in the guarantee, Ipse 2000, S.p.A paid €120,334 thousand representing a quarter of the outstanding balance owed as a deferred payment for the additional 5 MHz of spectrum awarded to Ipse 2000 S.p.A. by the Italian Government for an original total value of €826,331 thousand. On December 31, 2005, the payment balance was €601,672 thousand (€335,452 thousand allocable to the Telefónica Móviles Group). This additional 5 MHz of spectrum was returned by Ipse 2000, S.p.A. and the validity of said return is currently being disputed by the Italian Government.

Additionally on January 31, 2006, the Italian Government notified Ipse 2000 S.p.A., of its decision to revoke the UMTS license granted in 2000. On March, 2006 Ipse 2000 S.p.A. appealed this revocation requesting additionally the reimbursement of losses and damages.

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

Austria

In November 2000, we were awarded a UMTS license in Austria for €117 million. In December 2003 we sold our Austrian subsidiary (and the related UMTS license) to mobilkom Austria for a total sale price of €13.6 million.

Brazil

The delivery of telecommunications services in Brazil is subject to regulation under the regulatory framework provided in the General Telecommunications Law enacted in July 1997. This law established an independent regulatory agency called the National Agency for Telecommunications, or ANATEL. Telecommunications services are also regulated by decrees issued by the President of Brazil and orders issued by the Ministry of Communication that are being replaced by new regulations issued by the National Agency for Telecommunications. Under this regulatory framework, telecommunications service providers may operate under concessions or authorizations that authorize them to provide specified services and which set forth certain obligations. Brazil, under the SMC regime, was divided into ten geographical regions for the purposes of wireless communications operations while under the SMP regime, Brazil is divided into three geographical regions. Companies seeking to offer wireless communications services in any one of those regions are required to apply for a license.

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

Licenses and Concessions

On December 4, 2002, ANATEL authorized the contribution to Brasilcel, of the wireless assets in Brazil of both Portugal Telecom and Telefónica Móviles and allowed the migration of Brasilcel’s operators to a new licensing regime, Personal Mobile Service, or the SMP regime. Accordingly, Brasilcel’s operators replaced all their old licensing titles with new SMP authorization titles. The old licensing titles were concessions granted under the Cellular Mobile Service, or the SMC regime. The new SMP licenses include the right to provide cellular services for an unlimited period of time but restrict the right to use the spectrum according to the schedules listed in the old licenses (Celular CRT until 2007; Telerj Celular until 2020 (renewed in 2005, only once, for a fifteen year period); Telest Celular until 2008; Telebahia Celular and Telergipe Celular until 2008; TCP until 2008 or 2009 (for the cities of Ribeirao Preto and Guatapará); Global Telecom until 2013, TCO until 2006 (for Brazil’s Federal District); Teleacre Celular, Teleron Celular, Telemat Celular and Telems Celular until 2009; Telegoiás Celular until 2008; and Norte Brasil Telecom until 2013). Spectrum rights may be renewed only once for a 15 year period.

The wireless companies who operate pursuant to authorizations are subject to general obligations set forth by the National Agency for Telecommunications and to obligations pursuant to each authorization agreement concerning quality of service and network expansion and modernization.

Mobile Personal Service (SMP) Regulation

In November 2000, The National Agency for Telecommunications published regulations for the issuance of new SMP licenses to provide wireless communications services using the 1800 MHz frequency band. New operators under SMP licenses will compete with existing SMC cellular operators in each region. ANATEL held auctions for SMP licenses during the first quarter of 2001, 2002 and 2004 in which some SMP licenses were awarded.

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

In 2005, Anatel published proposed regulations under the SMP regime. These proposed regulations include increasing the period of time that pre-paid cards are valid, decreasing the minimum duration of service contracts that wireless service providers may offer customers and requiring wireless service providers to have more customer service stations in cities where wireless service is provided. During the public comment period that ended in January 2006, the Brasilcel operators submitted its comments against the proposed regulations. Except for Resolution 410/2005 discussed above, Anatel has yet to enact any of its other proposed regulations. If Anatel were to enact these proposed regulations, such regulations may negatively affect our Brazilian subsidiaries’ business, financial conditions and results of operations.

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

Notable Public Consultations published by Anatel in 2005 include nº 642. The period for public comment on regarding this Public Consultation ended on January 16, 2006. This Public Consultation considers the alteration of the SMP regulation. In this document, Anatel reports points of vital importance for the mobile business such as: the requirement of an attendant store for the cities of the area of covering of the operator, the extension of the period during which prepaid cards are to be valid; the time period which must transpire before an operator can block service, and the termination of mobile operator’s inclusion of contractual provisions whereby customers may not terminate service plans in their contracts. During the public comment period we presented our arguments against this proposal. Nonetheless, if such a proposal were adopted it may have adverse effects on our results. Anatel will decide whether to issue a new regulation and on its content.

2005 also was marked by the beginning of the free agreement of the value of remuneration of use of mobile networks—VU-M, while the model of costs has yet to be implemented. Provisory agreement between the local fixed concessionaires and the mobile operators was reached guaranteeing a 4.5% readjustment until the judgment by Anatel of the arbitrations of the values of VU-M.

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

Telefónica Móviles del Perú S.A.C has the following concessions:

•	Wireless service. Sub Band A of the 800 MHz band for a twenty year period that may be renewed for successive twenty year periods at the request of the holder. The concessions were granted in May 1991 for Lima and Callao and in February 1992 for other provinces.

•	Paging service. Frequency in the 450 MHz band.

•	International and domestic long distance carrier services. These services were granted in February 2002 for a twenty year period.

Telefónica Móviles del Perú S.A.C.’s licenses entitle it to a total of 25 MHz of spectrum on the 800 MHz band.

Following the acquisition by Telefónica Móviles S.A.C. in October 2004 of Comunicaciones Móviles del Perú (formerly BellSouth Peru), from BellSouth, Telefónica Móviles del Perú requested MTC authorization for the transfer of Telefónica Móviles’ concessions in favor of Comunicaciones Móviles del Perú S.A.C. on January 5, 2005.

In April 2005, by Resolution N ° 160-2005-MTC/03, the MTC approved the above mentioned transfer, with the following conditions: (i) migration from 25 MHZ of spectrum of the 800 MHZ band to the 1900 MHZ band, (ii) expansion of service to 2000 additional locations, (iii) prohibition of offering new tariff plans with differentiated tariffs on net/off net until OSIPTEL issues a pronouncement on this differentiation and the charges of mobile competitors; among others.

Comunicaciones Móviles del Peru has the following concessions:

•	Wireless service. Sub Band B of the 800 MHz band for a twenty year period that may be renewed for successive twenty year periods at the request of the holder. The concession was granted on July 1, 1991 for Lima and Callao and on June 1,1998 for other provinces. The concession for wireless services of Lima and Callao includes mobile and public telephony.

•	Long distance international, domestic and local carrier services. The concessions for local carrier services expire between 2016 and 2022. The concessions for domestic and international carrier services expire on February 5, 2019.

•	Local fixed telephony services for national coverage[1]. This concession was granted on August 11, 1999 for a 20 year period.

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

Under the current concession and telecommunications regulations, wireless service providers pay the following taxes:

•	Commercial operation rate. An annual rate equal to 0.5% of gross revenues from wireless services. Revenues derived from settlements of international traffic are included for the purpose of calculating this tariff;

•	Tax for use of spectrum. This annual tax is paid based upon the quantity of mobile terminals activated as of December 31 of the previous year and is calculated as a percentage of Peruvian tax units (UIT).

•	Special contribution to Telecommunications Investment Fund. Telefónica Móviles S.A.C. and Comunicaciones Móviles del Perú are subject to this special annual contribution that equals 1% of the licensee’s annual gross revenues, after deducting the general sales tax and other similar taxes; and

•	Supervision Fee. A monthly supervision fee is paid to the Organization for Supervision of Private Investment in Telecommunications of 0.5% of licensee’s gross revenues from services, after deducting the general sales tax and other similar taxes.

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

[1]	In 2005, the MTC issued a resolution extending the area of the concession of national fixed telephony, pending the subscription of the addendum for the of concession agreement.

In November of 2005, OSIPTEL published a resolution by means of which the charges of interconnection are established for completion of calls in the networks of the mobile services except for interconnection charges with respect to fixed to mobile calls. This resolution established a gradual reduction of the interconnection charges’ current ceiling during the following four years (2006—2009), with a progressive reduction in four years differentiated by operator in function to costs.

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

Regulation

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

Licenses and Concessions

Telefónica Comunicaciones Personales S.A. (TCP)’s licenses for the provision of wireless services include the following:

•	PCS licenses and corresponding authorizations for use of spectrum for each of Northern Argentina, Southern Argentina and Greater Buenos Aires;

•	Licenses and corresponding authorizations for use of spectrum for wireless telephone services for Greater Buenos Aires and Southern Argentina, respectively; and

•	Licenses for trunking, or closed user group, services for different cities.

In January 2005, we acquired a 100% interest in Compañía de Radiocomunicaciones Móviles, S.A. (CRM) from BellSouth. The acquisition was approved by both the SECOM and the CNDC (National Commission for Defense of Competition) (resolutions SC 268/04 on November 16, 2004 and SCT 196/04 on December 22, 2004, respectively) subject to the return of the bandwidth that exceeds the “spectrum cap”. The spectrum cap prohibits any wireless service provider from holding bandwidth of more than 50 MHz in any one service region.

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

According to the provisions set forth in Resolutions SC # 268/04 and SCT # 196/04, The National Secretariat of Communications issued Resolution SC # 343/05 on December 15th, 2005, which approves the schedule for the return of spectrum frequencies exceeding 50 MHz by the company arising from the TCP and CRM merger. Such schedule was set forth by the National Communications Commission and provides a four year term for the return of the above mentioned frequencies, with the fulfillment of various goals. To date, our Company has already returned 10 MHz in Region I (North) and another 10 MHz in Region III (South). According to this resolution, it is still pending the return of 20 MHz for Region I, 25 MHz for Region III and 37.5 MHz for Region II (AMBA).

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

Under Argentine law, wireless telephone service providers have the right to enter calls into the networks of other telephone service providers at any point, and are allowed to interconnect directly with the other wireless telephone service operators. The SECOM regulates the rates charged for interconnection between fixed-line and wireless systems and also between wireless systems. The National Government did not pursue any of the price revisions anticipated.

Nevertheless, Argentine law provides that interconnection agreements are to be freely negotiated between the relevant service providers, on a non-discriminatory basis, in order to ensure that interconnection for public telecommunications networks and services is not hindered, delayed or prevented.

Other Provisions

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

On January 9, 2006 and with an enforcement date as from January 1, 2006, Parliament extended the public emergency referred to social, economic, labor, administrative, financial and exchange issues, which was provided by Act 25,561 and its modifying laws.

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

Mexican Regulatory Authorities

The following governmental agencies oversee the telecommunications industry in Mexico:

•	The Secretariat of Communications and Transportation, or SCT; and

•	The Federal Telecommunications Commission, or COFETEL.

Licenses and concessions

In Mexico, authorization to provide mobile telephony services is granted through a concession.

Telefónica Móviles’ Mexican wireless operating companies have been granted the following concessions to operate mobile telephony services on Band A:

•	Baja Celular Mexicana, S.A. de C.V., or Bajacel, operates in Region 1, which consists of the states of Baja California, Baja California Sur and the municipality of San Luis Rio Colorado in the state of Sonora;

•	Movitel del Noroeste, S.A. de C.V., or Movitel, operates in Region 2, which consists of the states of Sinaloa and Sonora, except for the municipality of San Luis Rio Colorado included in Region 1;

•	Telefonía Celular del Norte, S.A. de C.V., or Norcel, operates in Region 3, which consists of the states of Chihuahua, Durango and the municipalities of Torreón, Francisco I. Madero, Matamoros, San Pedro and Viesca in the state of Coahuila; and

•	Celular de Telefonía, S.A. de C.V., or Cedetel, operates in Region 4, which consists of the states of Nuevo León, Tamaulipas and Coahuila, excluding the municipalities of Torreón, Francisco I. Madero, Matamoros, San Pedro and Viesca.

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

The SCT, through COFETEL, issued an edict on July 12, 2004 to commence an auction to grant concessions to provide PCS fixed and mobile wireless access. The bidding process for 1900 MHz frequencies available in each of the nine PCS service regions began on January 11, 2005. Telcel, Iusacell, and Telefónica Móviles participated in this bidding process. The bidding process ended on April 4, 2005, and Pegaso (Telefónica Móviles’ Mexican subsidiary) was awarded by COFETEL with licenses in four different regions (3, 5, 7 and 8). Nevertheless, Pegaso did not receive licenses for regions 1, 6 and 9 because the total spectrum assigned to Pegaso in these regions would exceed Comisión Federal de Competencia’s (COFECO) spectrum cap of 35 MHz per region for 1900 MHz frequencies. Accordingly, this left Pegaso as the only mobile operator unable to get more spectrum cap in Region 9, the country’s most important region (includes Distrito Federal). Pegaso appealed COFETEL’s spectrum cap and the concession of these spectrum licenses is subject to the resolution of these appeals.

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

Between 1999 and 2005, Telefónica Móviles México has entered into interconnection agreements with a majority of operators. In 2005, Telefónica Móviles México renegotiated CPP rates with the rest of mobile operators and several local operators, like Teléfonos de México, S.A. de C.V. (TELMEX).

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

COFETEL has shown interest in extending the “calling party pays” system to national long distance calls in 2005. In order to achieve this, the Federal Commission for Regulatory Improvement (COFEMER) must approve a modification of the current Long Distance Rules. COFETEL has the long distance CPP ready to be issued, but there have been some complaints from long distance carriers that reject this scheme.

Foreign Exchange/Dividend Limitations

Mexican law restricts foreign investment in wireless telecommunications companies to a maximum of 49% of the voting stock, unless the Mexican National Commission of Foreign Investment approves a higher percentage participation, regarding “cellular” telephony. We received the required approvals from the National Commission of Foreign Investment permitting our ownership of more than 49% of the outstanding voting stock of Norcel, Cedetel, Bajacel, Movitel and Pegaso in connection with our acquisition of these companies.

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

A concession for the provision of public telephony services may be revoked only when a concession holder: (a) fails to supply telephone services within two years after the concession has been granted; or (b) commits three major infractions, as described in the Law, within a three year period. Concessions may be canceled upon the expiration of the concession term. However, prior to the expiration of a concession, the holder may opt to request and follow a renewal process before the General Superintendency of Electricity and Telecommunications. Notwithstanding the foregoing, this procedure does not assure a renewal of the concession in favor of the then current holder.

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

Rates

The General Superintendency of Electricity and Telecommunications determines and publishes maximum telephony rates that may be charged to end customers, including customers of wireless services. These maximum rates are generally based on the rates charged by service providers before the Telecommunications Law came into effect and approved by the regulatory body, and are supposed to be adjusted according to the variation of the CPI. Wireless service providers must publish the rates charged to customers on a quarterly basis.

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

Use of Spectrum

As of December 2005, TEM Guatemala y Compañía, S.C.A. (formerly Bellsouth Guatemala y Compañía, S.C.A.) was merged with Telefónica Móviles Guatemala, S.A.

As a result, Telefónica Móviles Guatemala, S.A. holds the following titles:

•	two 15 MHz channels in the 1900 MHz band for the provision of wireless services;

•	Band “C”: 1895-1910 / 1975-1990 MHz;

•	Band “D”: 1865-1870 / 1945-1950 MHz; and

•	Band “E, F”: 1885-1895 / 1965-1975 MHz.

All of such titles are granted for a fifteen-year term and may be renewed for subsequent fifteen-year terms at the request of the holder. In order to renew a title, the holder must demonstrate before the regulatory body, that the spectrum was effectively used during the previous fifteen-year term. All of these titles are set to expire in 2014.

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

Wireless service providers in Guatemala must pay, upon assignment of telephone numbers, a fee of US$0.12 per number. Thereafter, wireless service providers must pay an annual administrative fee of approximately $0.0064 to the Superintendency of Telecommunications for each telephone number assigned to such wireless provider.

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

The Telefónica Group commenced wireless operations in Chile in 1989. In July 2004, we acquired 100% of Telefónica Móvil de Chile. S.A. from Telefónica S.A. In 2005 this company changed its name to Telefónica Móviles de Chile S.A.

Telefónica Móviles de Chile S.A. holds the following concessions for the provision of wireless telecommunication services in the 800 MHz band:

•	for the Metropolitan Region and Region V, a concession was granted on November 11, 1998 for an unlimited period of time; and

•	for Regions I to IV and Regions VI to XII, a concession was granted on August 3, 1989 for an unlimited period of time.

Additionally, a concession for the provision of wireless telecommunications services nationwide in the 1900 MHz band, the 1885-1890 MHz and 1965-1970 MHz bands; and in 1865-1870 MHz and 1945-1950 MHz bands was granted to Telefónica Móvil de Chile for a thirty-year period on November, 16, 2002. This concession may be renewed for successive thirty-year periods at the request of the holder.

In January 2005, we acquired 100% of BellSouth Comunicaciones and BellSouth Chile (BellSouth’s operating companies in Chile) from BellSouth. These companies changed their names to Telefónica Móviles Chile S.A. and Telefónica Móviles Chile Larga Distancia S.A., respectively. This acquisition was approved by the TDLC in January 2005 (resolution 2/2005 on January 4, 2005), subject to certain conditions, including the divesture to unrelated third parties and in a non-discriminatory and open bidding process by Telefónica Móviles de Chile of a block of frequencies in the 800 MHz bandwidth amounting to 25 MHz in the subsequent 18-month period. Should another concession holder acquire such bandwidth, such concession holder must in turn sell any bandwidth exceeding a cumulative 60 MHz. The bidding process will be finished on April 7, 2006.

Telefónica Móviles Chile S.A.’s concessions for the provision of telecommunication services include the following for the provision of wireless telecommunication services in the 800 MHz band. These concessions will be sold in the bidding process referred to above.

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

Telefónica Móviles Chile S.A. also holds a concession for the provision of wireless telecommunications services nationwide in the 1900 MHz band, with a bandwidth of 10 MHz. This concession was granted for a thirty-year period on April 3, 2003, and may be renewed for successive thirty-year periods at the request of the holder.

Telefónica Móviles Chile Larga Distancia S.A. holds a concession for the provision of “intermediate services”, including long services nationwide. This concession was granted on March 16, 1994 for an unlimited period of time.

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

The tariffs are set every five years. The interconnection charges for the period 2004-2009 became effective for Telefónica Móviles de Chile S.A. and Telefónica Móviles Chile S.A. on February 13, 2004 and January 24, 2004, respectively. The interconnection charges have decreased by an average of 27.4% for the period 2004-2009 compared to the average tariff in Chilean pesos as of December 31, 2002. The tariffs scheme stipulates three time slots defined as “peak”, “reduced” and “night”.

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

During 2005, ANRT extended the GSM license for another 10 years, until August 2024. In exchange for this extension period, Medi Telecom must pay 1% of the revenues obtained from the provision of GSM services starting from August 2014 (the previously scheduled expiration date).

In July 2005, Medi Telecom was awarded a new generation license which allows it to provide fixed services and to use any technology for the local loop (the 3.5 GHz band has been assigned to Medi Telecom). The license was granted for a period of 30 years and could be renewed per additional periods of up to five years each. The decree approving the provisions of Specification is not published yet.

Wireless service providers are required to pay a tax to be used for the development of universal service, research and development, and other national development projects. In addition, wireless service providers are assessed a tax for usage of the spectrum, the rate of which is determined annually.

Rates

Morocco does not regulate the rates that wireless and fixed service providers may charge their customers. However, the rates that are set by providers must be communicated to the ANRT 30 days before their effectiveness.

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

In July 2004, Maroc Telecom requested an arbitration process before the ANRT to reduce mobile termination rates by 33%. In July 20, 2005 the ANRT decided to reduce mobile termination rates by 7%, as from September 11, 2005. This decision will be in force until the cost orientation of mobile termination and the operator’s nomination which have SMP in the mobile termination market.

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

Regulation

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

Regulatory authorities

The following governmental agencies oversee the telecommunications industry in Colombia:

•	The Ministry of Communications is responsible for, among other things, telecommunications policy, licenses, spectrum management, and control and supervision of the telecommunications regime for non-household telecommunications services.

•	The Commission of Regulation of Telecommunications (CRT) is responsible for promoting competition, setting the tariff regime, and regulating interconnection, customer protection and dispute resolution.

•	The Superintendence of Industry and Commerce (SIC) is responsible for overseeing compliance with fair commercial practices and fair competition and for reviewing customer complaints for non-household telecommunications services.

Licenses and concessions

We acquired Telefónica Móviles Colombia S.A. (formerly, BellSouth Colombia) from BellSouth in October 2004. The acquisition was approved by the SIC on July 21, 2004.

Telefónica Móviles Colombia holds the following concessions:

Service	Coverage area	Contract/license	Duration
Mobile cellular	Eastern (Celumovil)	Contract 001, granted on March 28, 1994	Initially for 10 years. Extended for 10 years until March 28, 2014. The contract states that the initial term may be extended for an additional 10 year period.

	Caribbean coast (Celumovil)	Contract 002, granted on March 28, 1994	Initially for 10 years. Extended for 10 years until March 28, 2014. The contract states that the initial term may be extended for an additional 10 year period.

	Western (Cocelco)	Contract 003, granted on March 28, 1994	Initially for 10 years. Extended for 10 years until March 28, 2014. The contract states that the initial term may be extended for an additional 10 year period.

Added Value	National, and in-connection abroad (Celumovil)	Res. 3742/97, granted on August 15 1997.	Initially for 10 years; may be extended once for 10 years.

	National and in-connection abroad (Cocelco)	Res. 2639/94, granted on December 2, 1994.	Initially for 10 years. Extended until December 30, 2014.

Carrier	National (Celumovil)	Res. 1616/98, granted on June 25, 1998.	Initially for 10 years; may be extended once for 10 years.

	National (Cocelco)	Res. 3009/98, granted on November 20, 1998.	Initially for 10 years; may be extended once for 10 years.

Compliance with the obligations set forth in each wireless concession is enforced by the Ministry of Communications through regular inspections contracted with third parties. Breach of contractual obligations may result in (i) fines of up to 1,000 times the minimum monthly wage (currently, approximately US$175,000) or (ii) a declaration of forfeiture (termination) of the contract if the breach seriously and directly affects the execution and purposes of the contract and it can be shown that such breach could lead to service paralysis, or for one of the causes established in Art. 43 of Decree 741/93, including: a violation of the prohibition against monopolistic practices impeding free competition; failure to provide the service efficiently or regularly in accordance with the mutually agreed service quality rules; assignment or transfer of the concession contract without the prior authorization of the Ministry of Communications or otherwise contrary to applicable law; failure to pay the required fees, rates or tariffs; and failure to update the register of subscribers or the provision of false information that affects the quantification of the economic obligations to the Ministry of Communications.

Interconnection

Operators have the right to interconnect to other operators’ networks. Before a regulator’s intervention, the operators must complete a direct negotiation period. Interconnection must respect the services regime and assure compliance with the following objectives: non-discriminatory treatment, transparency, prices based on costs plus a reasonable profit and promotion of competition. Interconnection of trunking operators with other operator’s networks must be at the subscriber level, unless they exercise the right granted by Decree 4239/04 and request it in the conditions stated by the regulator in Resolution 1237/05 that allows direct interconnection and authorize the demand for self numbering.

Rates

Rates charged to customers are not regulated, although they may not be discriminatory. Rates are fixed by wireless operating companies and must be registered with the CRT. On September 2005, CRT issued a resolution setting a $0.20 price cap on rates for fixed line to mobile calls, which became effective on February 1, 2006. On November 1, 2006, price cap will drop to $0.17.

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

Cellular concessions were granted for the provision of cellular services in specific areas. In July 2005, CONATEL approved a new regulation to extend the provision of cellular services nationwide.

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

A monthly fee amounting to 1% of the invoiced revenues of the carriers services must be paid by all operators holding concessions to SENATEL as a contribution to “universal service”.

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

In the case of the negotiation of the interconnection agreement between OTECEL S.A. (Telefónica Móviles Ecuador) and Andinatel, S.A., the National Secretariat issued an Interconnection Order in the summer of 2005 and imposed the interconnection charge to CPP (calling party pays) of US$0.1131. CONATEL by means of Resolution 07-02-CONATEL-2006, issued on January 18, 2006, extended all the charges imposed by the Interconnection Order of the National Secretariat to all mobile operators under the principle of non-discrimination.

Telefónica Móviles Ecuador has settled the amount due, though payment is still pending in the amount of US$34.5 million as of December 31, 2005, due to the fact that Andinatel, S.A. and Pacifictel, S.A. have not paid amounts derived from interconnection between May 2004 and July 14, 2005.

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

Nicaragua

The telecommunications industry in Nicaragua is regulated by Telecommunications Law (Law—200) of 1995. As a result of the complete liberalization of the telecommunication market in April 2005, Telefonía Celular de Nicaragua (“TCN”) is carrying out by its own facilities the International Long Distance call service. However, the incumbent operator ENITEL owned by America Movil, does not recognize TCN as an International Long Distance operator, raising some disputes between both operators.

At this moment ENITEL is taking legal actions in order to restrict the possibility of modifying the regulatory framework by the regulatory entity TELCOR.

Regulatory Authorities

The telecommunications industry is currently regulated by the Nicaraguan Telecommunications and Postal Services Institute (TELCOR). However, as a result of recent market liberalization, regulatory responsibility for telecommunications and other services will be scheduled to be shifted to a Superintendency of Public Services (SISEP) in the next presidential government (January 2007).

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

Panama

The regulation of the telecommunications industry in Panama was established with the approval of Law No.17 –July 9, 1991, Law No. 31–February 8, 1996 as well as the corresponding implementation rules set by the Executive Decree No. 73–April 9, 1997 and Decree No. 21–January 12, 1996.

In order to supervise the sector a Regulatory Body was created by Law No. 26–January 29 1996. This Regulatory Body (Ente Regulador de los Servicios Públicos) is a multi sector body that oversees the Telecommunications, Electrical, Water and Radio & Television industries.

Licenses and Concessions

The cellular concession contract that Telefónica Móviles Panamá, S.A. has with the government (Contract 30-A) states that mobile operators have ownership and price setting freedom, the right to implement the calling party pays standard and the liberty to negotiate the interconnection contracts directly with the interested party. The Contract also established a 0.25% regulation tax.

The spectrum granted to deploy the cellular network consists of the 800 MHz A band (25 MHz) with national coverage and the ability to request all the Micro Wave spectrum required to complete the back half of the network. Telefónica Móviles Panamá, S. A., is currently authorized to use TDMA, CDMA & GSM as the technology to offer cellular services.

The concession period is for 20 years and expires on 2016. This can be extended for another period in accordance with the concession contract.

Rates

The concession contract also grants the mobile operator complete freedom to set the prices for all traffic (incoming and outgoing price per minute) so long as the average price per minute from mobile to fixed is not less than 25% below the average price per minute from fixed to mobile.

Other Provisions

Telefónica Móviles, S.A. was authorized by the National Government of Panama to be the new operating partner for the mobile operating company BellSouth Panamá, S.A. (now Telefónica Móviles Panamá, S.A.) – Cabinet Resolution No. 90 dated August 11, 2004. Referring to the same transition event, the Regulator issued Resolution JD-5147 dated February 10, 2005 authorizing the new capital structure for Telefónica Móviles S.A. allowing it to own 99% of the circulating stocks of Telefónica Móviles Panamá, S.A.

Uruguay

The telecommunications industry in Uruguay is governed by Law 17296 (Budget Law of 2001) and the Interconnection Regulation.

Regulatory Authorities

The Regulating Unit of Communication Services (URSEC), created pursuant to the Budget Law of 2001, is responsible for the regulation of the telecommunications industry. URSEC took over this responsibility from the former state-owned monopoly operator, Administración Nacional de Telecomunicaciones, or ANTEL, which still maintains a monopoly on fixed-line telephony services in Uruguay. URSEC reports directly to the Government through the Ministry of Industry, Energy and Mining. URSEC has been mandated to regulate and control all telecommunications activities, to protect consumer rights, to promote investment and competition, and to set rules and regulations for operators and customers.

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

In October 2002, Movicom was the only bidder for two additional 5 MHz blocks of spectrum on the 1900 band, and was granted a 20-year license for the two blocks (1885 to 1890 MHz and 1965 to 1970 MHz) (Spectrum 3) in December 2002 and transferred all the 1900 Spectrum 2 customer base to its own Spectrum 3.

Telefónica acquired two additional 5 MHz blocks of spectrum on the 1800 band (Spectrum 4) and 1900 band (Spectrum 5) in an auction, and on July 25, 2004, obtained a license to use Spectrum 4 and 5 for a 20-year period. Telefónica transferred its Spectrum 4 rights to Spectrum 1 and started to operate its GSM service in this Spectrum (Spectrum 1).

Movistar’s licenses require it to provide coverage to at least 10% of the population before the conclusion of the sixth year, and at least 25% of the population before the conclusion of the tenth year of the licenses. These requirements have already been fulfilled.

A regulatory tax was approved in 2005 that requires Movistar to pay the equivalent of 0.3% of its annual revenue.

Rates

Wireless operators may freely fix customer rates for the provision of services, taking into account some reference rates established by URSEC.

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

On September 19, 2003 Movicom and ANTEL entered into an interconnection agreement allowing Movicom to tie its mobile telephone lines to the fixed lines operated by ANTEL and to the mobile lines operated by ANCEL.

On December 20, 2004 Movistar and CTI (América Móvil) entered into an interconnection agreement between the new CTI mobile network and the Movistar network.

Foreign Ownership/Restrictions on Transfer and Change in Ownership

There are no restrictions on foreign ownership of, or on the transfer of ownership interests in, wireless providers in Uruguay.

Venezuela

Regulation

On June 1, 2000, the national legislative Commission approved the telecommunication Law and granted it organic law status, which substitutes the vacated law of 1940. The telecommunication law (hereinafter the “Telecom law”) was published in the official gazette of Venezuela N° 36.970 on June 12, 2000.

The Telecom law defines the rights and duties of operators, customers and other users of telephone services. The Organic Telecommications Law, or OTL, established pricing freedom, encouraged open competition, and set forth the basic rules for operator licensing, spectrum management, universal service, interconnection rules, taxes and sanctions. CONATEL (Comisión Nacional de Telecomunicaciones), the regulatory agency primarily responsible for the regulation of the telecommunications market, was restructured pursuant to the OTL as an autonomous body with managerial, technical and financial independence.

Licenses and Concessions

TEM purchased Telcel, C.A. from BellSouth in October 2004. The acquisition was approved by CONATEL on October 26, 2004.

Telcel has been granted the following telecommunications concessions and licenses:

•	a mobile telephony concession to operate and exploit cellular services in the 800 MHz band with national coverage was granted in 1991. This concession expires on May 31, 2011 and may be extended for another 20-year term;

•	a private network services concession, granted in 1993, allows Telcel to offer point-to-point or point-to-multipoint private telecommunication services to corporations. Telcel requested the extension of such concession. However, CONATEL has said that the renewal is not the appropriate way to proceed under the scope of the telecommunication law, due to the transformation of administrative titles, and that it is a process that should be lead by CONATEL, which transforms the old concession into an attributes support by the general habilitation. In the mean time, and according to the telecommunication law, Telcel was granted with the authorization to continue unlimited operations within the same scope, rights and duties until an independent act (title transformation) is issued;

•	a switched data network concession, granted in 1994, allows Telcel to offer switched data services, such as two way paging services, nationwide. This concession expires on July 14, 2014 and may be extended for another 20-year term; and

•	a value added services (Internet access) concession was granted in 1995. This concession expired on November 6, 2005, and may be extended for another 10-year term.

In 2000, Telcel was granted a “general license” (Habilitación General) to offer local telephony services, national long distance services, international long distance services and to otherwise exploit telecommunications networks for a 25-year period expiring on December 15, 2025. In 2001, Telcel obtained a concession to offer fixed wireless access (FWA) services nationwide using “wireless local loop” technology with 50 MHz of spectrum allocated on the 3.4-3.6 GHz band. In January 2005, following an auction, Telcel was awarded a partially state-subsidized concession (universal service) to install a network and to provide fixed telephony services and Internet access in the South-Western region of the country as part of a “universal services project”, which requires Telcel to provide minimum levels of access to its customers in the region. In 2005, Telcel participated in another universal service project auction. However, this auction was declared desert because the minimum subsidy claim by all the telecommunication operators, were higher than the maximum stipulated by CONATEL for this project.

Rates

Under the scope of Telecom law, telecommunications operators are free to determine and set prices for the services that they offer. However, exemptions to the free pricing regime may be applicable to market dominant operators, universal services projects (such as the one awarded to Telcel in the South-Western region of the country) or as a result of market distortions caused by anti-competitive conduct as determined by the Competition Agency.

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

Other provisions

Telecommunications services are subject to the following special taxes and tributes: a quarterly tax of 2.3% of gross revenue; an annual contribution to the “Universal Services Fund” amounting to 1% of gross revenue; an annual contribution to the “Telecom Development Fund” amounting to 0.5% of gross revenue; an annual fee for the utilization of radioelectric spectrum amounting to 0.5% of gross revenue; and a quarterly contribution to CONATEL to finance its activities amounting to 0.5% of gross revenues. An additional tax amounting to 0.5% of annual gross revenues applies only to cellular mobile telephony providers until 2005. According to the telecom law, this tax is scheduled to be eliminated by 2006. All of these taxes are in addition to any general corporate income tax and other related fees paid by telecommunications providers.

The new Municipal Power Law (Ley del Poder Público Municipal), determines a local tax which amount is up to 1% of gross revenue of telecommunication services. In order to apply the new tax, Telcel has to sign contracts with all the local government called municipios, about 330, to establish the amounts and other conditions of payment. Telcel has started to sign these contracts with the major municipals, according to the Law.

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

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

First Time Adoption of International Financial Reporting Standards

The transition of the Telefónica Móviles consolidated financial statements to IFRS has been carried out by applying IFRS 1: First-Time Adoption of International Financial Reporting Standards, using January 1, 2004 as the earliest period presented for comparative purposes under the new accounting standards. This date is considered as the date of transition to IFRS.

As a general rule, the IFRS in force on December 31, 2005 must be applied retrospectively to prepare an opening balance sheet at the date of transition and all following periods. IFRS 1 provides for certain exemptions from full retrospective application of IFRS in the opening balance sheet.

The main exceptions are as follows:

•	IFRS 3 Business Combinations: Telefónica Móviles has elected to apply IFRS 3 Business Combinations prospectively from the date of transition, therefore it has not restated any business combination that took place before January 1, 2004.

•	IAS 16 Fair value or revaluation as deemed cost: Telefónica Móviles has chosen to continue to carry its property, plant, and equipment and intangible assets at their respective carrying amounts under former Spanish GAAP, without remeasuring any of these items at their fair value at January 1, 2004.

•	IAS 21 Accumulated translation differences: Telefónica Móviles has elected to reset the accumulated translation adjustments up to the date of transition to zero.

•	IAS 32 and IAS 39 Financial instruments: Telefónica Móviles has chosen not to apply the exception allowing the application of IAS 39 Financial Instruments: Recognition and Measurement and IAS 32 Financial Instruments: Presentation and Disclosure from January 1, 2005, applying these standards as from the date of transition to , i.e., January 1, 2004.

•	IFRS 2 Share-based Payment: Telefónica Móviles has elected not to apply IFRS 2 Share-based Payments to account for share-based payment transactions granted prior to November 7, 2002. The main differences and their impact on shareholders’ equity at January 1 and December 31, 2004 and net income in 2004, are described in the Notes to the Consolidated Financial Statements included elsewhere herein.

The principal differences and their impact on shareholders’ equity at January 1, 2004 and December 31, 2004 and net income for the year ended December 31, 2004 are described in the Notes to the Consolidated Financial Statements included elsewhere herein.

A. OPERATING RESULTS

The following discussion should be read in conjunction with the consolidated and financial statements included in this annual report. These financial statements have been prepared in accordance with IFRS, which differs in significant respects from U.S. GAAP. For a discussion of these differences and a reconciliation of net income and shareholders’ equity from IFRS to U.S. GAAP, see note 20 to the Consolidated Financial Statements. The following discussion is based on the consolidated and combined results of operations and financial condition of our company, unless otherwise specified or indicated.

Overview

We are a leading provider of wireless communications services in Spain and Latin America in terms of managed customers. We estimate, based on annual reports and press releases made public by our competitors and information from regulatory authorities, that we are one of the four largest global providers of wireless communication services based upon total managed customers at December 31, 2005. We offer a broad range of wireless services, including voice services, enhanced calling features, international roaming, and wireless internet and data services.

At December 31, 2005, Telefónica Móviles provided wireless services through its operating companies and joint venture, to approximately 94.4 million managed customers in territories with a population of approximately 518 million. Telefónica Móviles has operations in Spain, Mexico, Peru, El Salvador, Guatemala, Venezuela, Colombia, Panama, Nicaragua, Ecuador, Uruguay, Argentina and Chile and, through its joint venture with Portugal Telecom, it also provides wireless communication services in Brazil. Telefónica Móviles also operates in Morocco where it has a 32.18% interest in Medi Telecom and currently appoints Medi Telecom’s chief executive officer.

Basis of Presentation

Our financial statements included in this annual report are consolidated for the years ended and at December 31, 2005 and 2004. The Consolidated Financial Statements may not necessarily be indicative of our results of operations, financial condition and cash flows in the future.

The following table presents, for the periods indicated, the principal companies that are included in our Consolidated Financial Statements and the methods of consolidation used in preparing these financial statements. Companies identified in any period by “full consolidation” are those included in our financial statements by the global integration method, which requires each line item of those companies’ results to be integrated into each line item of our statement of operations. Companies identified in any period by “proportional method” means our share of the assets, liabilities, income and expenses in the joint venture are combined on a line-by-line basis with similar items in our financial statements, or reported as a separate line item in our financial statements. Companies identified in any period by “equity method” means the results of these companies are only reflected in our consolidated statement of operations under “Income (losses) of associated companies.”

	Percentage Ownership		Consolidation method
	Year Ended December 31,		Year Ended December 31,
	2005	2004	2005	2004
T. Móviles España	100.00%	100.00%	Full consolidation	Full consolidation
Brasilcel(1)	50.00%	50.00%	Proportional method	Proportional method
T. Móviles México	100.00%	92.00%	Full consolidation	Full consolidation
TEM Panamá(2)	99.98%	99.57%	Full consolidation	Full consolidation
TEM Guatemala	100.00%	100.00%	Full consolidation	Full consolidation
TEM Guatemala y Cía(2)	100.00%	100.00%	Full consolidation	Full consolidation
TEM El Salvador(3)	99.03%	91.75%	Full consolidation	Full consolidation
Telefonía Celular Nicaragua(2)	100.00%	100.00%	Full consolidation	Full consolidation
Telcel (Venezuela)(2)	100.00%	100.00%	Full consolidation	Full consolidation
TEM Colombia(2)	100.00%	100.00%	Full consolidation	Full consolidation
TEM Perú	98.03%	—	Full consolidation	—
TM Perú SAC	—	97.97%	—	Full consolidation
Comunicaciones Móviles del Perú(2)	—	99.85%	—	Full consolidation
Otecel (Ecuador)(2)	100.00%	100.00%	Full consolidation	Full consolidation
TCP Argentina	100.00%	97.93%	Full consolidation	Full consolidation
Radiocomunic. Móviles SA (Argentina)(7)	100.00%	—	Full consolidation	—
TM Chile(4)	100.00%	100.00%	Full consolidation	Full consolidation
Telefónica Móviles Chile(7)	100.00%	—	Full consolidation	—
Abiatar (Uruguay)(2)	100.00%	100.00%	Full consolidation	Full consolidation
Medi Telecom	32.18%	32.18%	Equity method	Equity method
Group 3G (Germany)	57.20%	57.20%	Full consolidation	Full consolidation
Ipse 2000 (Italy)	45.59%	45.59%	Equity method	Equity method
3G Mobile AG (Switzerland)	100.00%	100.00%	Full consolidation	Full consolidation
TM Interacciona(5)	—	100.00%	—	Full consolidation
Mobipay España	13.36%	13.36%	Equity method	Equity method
Mobipay Internacional	50.00%	50.00%	Proportional method	Proportional method
TmAs	100.00%	100.00%	Full consolidation	Full consolidation
Tempos 21(6)	38.50%	—	Equity method	—

(1)	Joint Venture which fully consolidates Tele Sudeste Celular Participaçoes, Celular CRT Participaçoes, Tele Leste Celular Participaçoes, Telesp Celular Participaçoes. Telesp Celular Participaçoes fully consolidates Global Telecom Participaçoes and Tele Centro Oeste Participaçoes. Brasilcel owns the following stakes in its consolidated and other subsidiaries: Tele Sudeste Celular Participaçoes 91.0%; Telesp Celular Participaçoes 66.1%; Global Telecom Participaçoes 66.1%; CRT Celular Participaçoes 66.4%; Tele Leste Celular Participaçoes 50.7% and Tele Centro Oeste Participaçoes 34.7%. As of March 26, 2006, following TCO’s merger with TCP, and TSD’s, TBE’s and CRTPart’s merger into TCP, only one company exists, which has changed its name to VIVO Participaçoes S.A.
(2)	After the acquisition of BellSouth’s mobile operators in Colombia, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela, these companies are included within Group’s consolidation perimeter by full consolidation from November 2004.
(3)	After the acquisition of an additional stake in 2005, the TEM Group has increased its stake to 99.03%.
(4)	After the acquisition of 100% of TM Chile, this company is fully consolidated from August 1, 2004.
(5)	In September 2005, Telefónica Móviles approved the merger between TM España and TM Interacciona, with TM España as the surviving Company.
(6)	In June 2005, with effect from January 2005, Tempos 21 is accounted for in our financial statements by the equity method.
(7)	Acquired from BellSouth in January 2005 and included in our consolidation parameters as of that month.

Events Affecting Comparability of Historical and Future Results of Operations and Financial Condition

The global telecommunications industry is undergoing extensive and rapid change. The wireless communications sector, in particular, is in the process of transformation due to general deregulation, licensing of additional spectrum, development of a broad range of wireless services and products, technological advances in handsets and networks, and the consolidation of wireless operators on a cross-border basis. In order to enhance our position as one of the leading global wireless operators and to achieve superior growth and profitability in our industry, we have taken a series of strategic initiatives during 2005 and 2004 that affect the comparability of our results of operations and financial condition. As a result of these strategic initiatives, our financial condition and results of operations at and for the years ended December 31, 2005 and 2004 may not be comparable with our financial condition and results of operations at and for prior or future periods.

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

	2004	2005	% change
	Average	Average	Average
U.S. Dollar	1.24	1.24	—
Argentine Peso	3.65	3.63	(0.55)%
Brazilian Real	3.63	3.00	(17.36)%
Chilean Peso	757.58	694.44	(8.33)%
Mexican Peso	14.02	13.52	(3.57)%
Peruvian Nuevos Soles	4.24	4.10	(3.30)%

Source: Telefónica Móviles calculations based on rates obtained from the Central or similar banks of the respective countries.

Acquisition of BellSouth’s Wireless Operations in Latin America

In October 2004, pursuant to an agreement concluded with BellSouth in March 2004, we acquired from BellSouth its interests in its Latin American wireless operations. In certain countries, we subsequently increased the acquired stakes through the acquisition of minority interests. As of December 31, 2004, we owned 100% of BellSouth Colombia, Otecel, S.A. (Ecuador), Abiatar (Uruguay), Telcel, S.A. (Venezuela), Telefónica Móviles Guatemala y Cía. (formerly BellSouth Guatemala, S.A.) and Telefónica Celular de Nicaragua, S.A., 99.85% of Comunicaciones Móviles del Perú and 99.95% of Telefónica Móviles Panamá, S.A. These companies were consolidated into the Telefónica Móviles group as of November 1, 2004. Consequently, our consolidated statement of income for fiscal year 2004 includes the operating results of these companies for November and December 2004, and our consolidated balance sheet for the fiscal year ended December 31, 2004 includes all of the assets and liabilities of these acquired companies.

Additionally, in January 2005, we acquired 100% of Compañía de Radiocomunicaciones Móviles, S.A. (BellSouth’s wireless operator in Argentina) and 100% of each of BellSouth Comunicaciones and BellSouth Chile (BellSouth’s operating companies in Chile) from BellSouth. These companies were consolidated into the Telefónica Móviles group as of January 1, 2005.

Acquisition of Telefónica Móvil de Chile from Telefónica, S.A.

On July 23, 2004, we acquired 100% of Telefónica Móvil de Chile, S.A. from CTC, a Telefónica S.A. subsidiary Telefónica Móvil de Chile was consolidated into the Telefónica Móviles group as of August 1, 2004 under IFRS. Consequently, our consolidated statement of income for fiscal year 2004 includes the operating results of Telefónica Móvil de Chile for the last five months of 2004, and our consolidated balance sheet for the fiscal year ended December 31, 2004 includes all of Telefónica Móvil de Chile’s assets and liabilities. In 2004, Telefónica Móvil de Chile represented approximately 2% of our consolidated net revenues from operations.

Joint Venture with Portugal Telecom

In June 2004, Brasilcel completed its acquisition of the interests of NTT DoCoMo, Inc. and Itochu Corporation in Sudestecel Participaçoes, S.A., the holding company of Tele Sudeste Celular Participaçoes, S.A. This acquisition brings Brasilcel’s control of Sudestecel to 100%. In October 2004, Brasilcel completed voluntary tender offers for outstanding public holdings of Tele Sudeste Celular Participaçoes, S.A., Tele Leste Celular Participaçoes, S.A. and Celular CRT Participaçoes, S.A., bringing Brasilcel’s holdings in these companies to 90.9%, 50.6% and 67.0%, respectively. Additionally, in October 2004, Telesp Celular Participaçoes, S.A. (TCP), a company controlled by Brasilcel, increased its participation in Tele Centro Oeste Celular Participaçoes, S.A. (TCO) to 50.6% through the acquisition of a 32.8% interest in TCO’s preferred shares. In addition, TCP’s Board of Directors approved an increase in its share capital of approximately R$2.1 billion, which was effected in January 2005. The proceeds raised were used in part to finance TCP’s increased stake in TCO and the remainder has been used to partially repay short-term debt and improve TCP’s capital structure. Through this transaction Brasilcel’s stake in TCP’s share capital increased to 65.7%. The proportional consolidation of Brasilcel represented approximately 13% of our consolidated net revenues from operations for 2004 and 11.4% for 2005.

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reflected in the Consolidated Financial Statements and accompanying notes. We base our estimates on historical experience, where applicable and other assumptions that we believe are reasonable under the circumstances. Actual results may differ from those estimates under different assumptions or conditions. There are certain critical estimates that we believe require significant judgment when preparing our financial statements.

We consider an accounting estimate to be critical if: 1) it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate and 2) changes in the estimate or different estimates that we could have selected may have had a material impact on our financial condition or results of operations. The various policies that are important to the portrayal of our financial condition and results of operations include:

•	accounting for long-lived assets, including goodwill;

•	deferred taxes; and

•	provisions.

Accounting for long-lived assets, including goodwill

Property, plant and equipment and intangible assets, other than goodwill, are recorded at acquisition cost. If such assets are acquired in a business combination, the acquisition cost is the estimated fair value of the acquired property, plant and equipment or intangible assets. Property, plant and equipment and intangible assets with definite useful lives are depreciated or amortized on a straight-line basis over their estimated useful lives.

Intangible assets with indefinite useful lives are not amortized, but are, instead, subject to an impairment test on a yearly basis and whenever there is an indication that such assets may be impaired.

Accounting for long-lived assets and intangible assets involves the use of estimates for determining: (a) the fair value at the acquisition date in the case of such assets acquired in a business combination, and (b) the useful lives of the assets over which they are to be depreciated or amortized. We believe that the estimates we make to determine an asset’s useful life are “critical accounting estimates” because they require our management to make estimates about technological evolution and competitive uses of assets.

When an impairment in the carrying amount of an asset occurs, nonscheduled write-downs are made. We perform impairment tests of identifiable intangible and long-lived assets whenever there is reason to believe that the carrying value may exceed the recoverable amount, which is the higher of the asset’s fair value less costs to sell and its value in use. Furthermore, previously recognized impairment losses may be reversed when changes in the estimates used to determine the asset’s recoverable amount indicate that an impairment loss recognized in prior periods no longer exists or may have decreased.

The determination of whether the impairment of long-lived and intangible assets is necessary involves the use of significant estimates and judgment that includes, but is not limited to, the analysis of the cause of potential impairment in value, the timing of such potential impairment and an estimate of the amount of the impairment, which requires the estimation of the future expected cash flows, discount rates and the fair value of the assets. Specifically, management has to make certain assumptions in respect of uncertain matters, such as growth in revenues, changes in market prices, operating margins, and technology developments and obsolescence, discontinuance of services and other changes in circumstances that indicate the need to perform an impairment test. Management’s estimates about technology and its future development require significant judgment because the timing and nature of technological advances are difficult to predict.

Goodwill arises when the cost of a business combination exceeds the acquirer’s interest in the net fair value of the identifiable assets acquired and liabilities and contingent liabilities assumed. Goodwill is not amortized, but is, instead, subject to an impairment test on a yearly basis and whenever there is an indication that the goodwill may be impaired.

Nonscheduled write-downs of goodwill are made when an impairment in the carrying amount of goodwill occurs. We review, on a regular basis, the performance of our cash-generating units. We compare the carrying amount of the cash-generating unit to which the goodwill has been allocated with its recoverable amount. The determination of the recoverable amount of the cash-generating unit involves extensive use of estimates and significant management judgment is involved. Methods commonly used by us for valuations include discounted cash flow methods.

A significant change in the facts and circumstances that we relied upon in making our estimates may have a material impact on our operating results and financial condition.

Deferred taxes

Management assesses the recoverability of deferred tax assets on the basis of estimates of our future taxable profit. The recoverability of deferred tax assets ultimately depends on our ability to generate sufficient taxable profit during the periods in which the deferred tax assets are utilized. In making this assessment, our management considers the scheduled reversal of deferred tax liabilities, projected taxable profit and tax planning strategies.

This assessment is carried out on the basis of internal projections which are updated to reflect our most recent operating trends. In accordance with applicable accounting standards, a deferred tax asset must be recognized for all deductible temporary differences and for the carry-forward of unused tax credits and unused tax losses to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. Our current and deferred income taxes are impacted by events and transactions arising in the normal course of business as well as in connection with special and non-recurring items. Assessment of the appropriate amount and classification of income taxes is dependent on several factors, including estimates of the timing and realization of deferred tax assets and the timing of income tax payments. Actual collections and payments may materially differ from these estimates as a result of changes in tax laws as well as unanticipated future transactions impacting our income tax balances.

Provisions

Provisions are recorded when, at the end of the period, the Group has a present obligation as a result of past events, whose settlement requires an outflow of resources that is considered probable and can be measured reliably. This obligation may be legal or constructive, arising from, but not limited to, regulation, contracts, common practice or public commitments, which have created a valid expectation on third parties that the Group will assume certain responsibilities. The amount recorded is the best estimation performed by the management in respect of the expenditure that will be required to settle the obligations, considering all the information available at the closing date, including the opinion of external experts, such as legal advisors or consultants.

If we are unable to reliably measure the obligation, no provision is recorded and information is then presented in the Notes to the Consolidated Financial Statements.

Because of the inherent uncertainties in this estimation, actual expenditures may be different from the originally estimated amount recognized.

Recent Accounting Pronouncements under IFRS

Statements of Financial Accounting Standards No. 123 (Revised 2004): Share-Based Payment

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Shared Based Payments (SFAS 123R). This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award—the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date, December 15, 2005, and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005 and therefore we will apply this standard for U.S. GAAP purposes in our the fiscal year beginning January 1, 2006. The Company does not anticipate that adoption of this Standard will have a material effect on its financial position, results of operations, or cash flows.

SAB No. 107: Shared Based Payment

On March 29, 2005, the SEC released a Staff Accounting Bulletin (SAB) relating to the FASB accounting standard for stock options and other share-based payments. The interpretations in SAB No. 107, “Share-Based Payment,” (SAB 107) express views of the SEC Staff regarding the application of SFAS No. 123 (revised 2004), “Share-Based Payment” (Statement 123R). Among other things, SAB 107 provides interpretive guidance related to the interaction between Statement 123R and certain SEC rules and regulations, as well as provides the Staff’s views regarding the valuation of share-based payment arrangements for public companies. The Company does not anticipate that adoption of SAB 107 will have any effect on its financial position, results of operations or cash flows.

Statements of Financial Accounting Standards No. 151: Inventory Costs—An Amendment of ARB No. 43, Chapter 4

On November 24, 2004, the FASB issued SFAS No. 151, “Inventory Cost, a revision of ARB No. 43, Chapter 4”. The amendments to SFAS No. 151 aim to improve financial information, stating that the expenses of inactive facilities, transportation costs, manipulation costs and scrap material costs should be recorded in the statement of operation as expenses of the period. The application of fixed cost to inventories should be based on the normal capacity of the production facilities. SFAS No. 151 will be applicable to valuation of Inventories for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after the date this Statement is issued. The Company does not anticipate that the adoption of SFAS No. 151 will have a material impact on its financial position, cash flows or results of operations.

Statements of Financial Accounting Standards No. 153: Exchanges of Non-monetary Assets—An Amendment of APB Opinion No. 29

On December 16, 2004, the FASB issued SFAS N0.153, “Exchanges of Non-monetary Assets—an amendment of APB Opinion No. 29”, which amends Accounting Principles Board Opinion No. 29 “Accounting for Nonmonetary Transactions”. This amendment is based on the idea that exchange transactions should be valued in accordance with the value of the exchanged assets. The exception made for similar non-monetary productive assets is eliminated and substituted by a more extensive exception related to non-monetary assets with a non-commercial consideration. APB No. 29 stated that the exchange transaction of a productive asset for a similar one should be recorded at the book value of the exchanged asset.

SAS No. 153 will be applicable for non-monetary asset exchange transactions occurring in fiscal periods beginning after June 15, 2005. The Company does not anticipate that the adoption of SFAS No. 153 will have a material impact on its financial position, cash flows or results of operations.

Statements of Financial Accounting Standards No. 154: Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3

On May, 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3”. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change.

SFAS No. 154 shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date the Statement is issued. The Company does not anticipate that the adoption of SFAS No. 154 will have a material impact on its financial position, cash flows or results of operations.

Statement of Financial Accounting Standards No. 155 Accounting for Certain Hybrid Financial Instruments an amendment of FASB Statements No. 133 and 140

On February 2006 the FASB issued this Statement that amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.”

This Statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends Statement 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including financial statements for any interim period for that fiscal year. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

Statement of Financial Accounting Standards No. 156 Accounting for Servicing of Financial Assets an amendment of FASB Statement No. 140

On March 2006 the FASB issued this Statement that amends FASB Statements No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities.

The new Statement should be adopted as of the beginning of the first fiscal year that begins after September 15, 2006. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments

On November 2, 2005, the FASB issued Financial Staff Position (“FSP”) FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” which nullifies certain requirements of Emerging Issues Task Force (“EITF”) Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” and supersedes EITF Abstracts Topic No. D-44, “Recognition of Other-Than-Temporary Impairment Upon the Planned Sale of a Security whose Cost Exceeds Fair Value.” The guidance in this FSP will be applied to reporting periods beginning after December 15, 2005. The Company does not expect that the adoption of this guidance will have a material effect on its financial position, results of operations or cash flows.

Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination

At the June 15 and 16 EITF meeting, and further modified at the September 15, 2005 meeting, the EITF discussed Issue 05-6, “Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination,” (“EITF 05-6”), and concluded on the appropriate amortization periods for leasehold improvements either acquired in a business combination or which were not preexisting and were placed in service significantly after, and not contemplated at, the beginning of the lease term. This Issue is effective for leasehold improvements (that are within the scope of this Issue) that are purchased or acquired in reporting periods beginning after June 29, 2005. The Company does not anticipate that the adoption of EITF 05-6 will have a material effect on its financial position, results of operations or cash flows.

Recent Accounting Pronouncements under IFRS

At the date of preparation of these consolidated financial statements, several new IFRS, Amendments and IFRIC Interpretations were issued but not yet effective, being the following the most relevant to Telefónica Móviles’s consolidated financial statements:

Amendment to IAS 19 Employee Benefits

This Amendment to IAS 19 Employee Benefits provides with a third optional treatment to account for actuarial gains and losses related to defined benefit plans. Under the currently effective text of IAS 19, an entity can elect to recognize actuarial gains and losses either in the income statement or in shareholders’ equity, considering the percentages defined under the “corridor approach”. According to this Amendment, an entity may also choose to recognize all actuarial gains and losses directly against shareholders’ equity.

An entity shall apply this Amendment for annual periods beginning on or after 1 January 2006. The Group does not anticipate that the adoption of this Amendment at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

Amendment to IAS 21 The Effects of Changes in Foreign Exchange Rates—Net Investment in a Foreign Operation

According to this Amendment to IAS 21 The Effects of Changes in Foreign Exchange Rates exchange differences arising from intragroup monetary items, which in substance, form part of the net investment in a foreign operation, are classified as equity until the disposal of the foreign operation, irrespective of which is the currency in which the monetary item is denominated.

An entity shall apply this Amendment for annual periods beginning on or after 1 January 2006. The Group does not anticipate that the adoption of this Amendment at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

Amendment to IAS 39 Financial Instruments: Recognition and Measurement—Fair Value Option

This Amendment to IAS 39 Financial Instruments: Recognition and Measurement revises the IAS 39 fair value option for financial assets and liabilities and limits it use to those financial instruments that meet certain criteria. Thus, an entity can use the fair value option when doing so eliminates or significantly reduces measurement or recognition inconsistencies that would otherwise arise from measuring assets or liabilities, or recognizing the gains and losses on them, on different bases. An entity may also use this designation when doing so results in more relevant information because a group of financial assets, financial liabilities or both is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy. The fair value option also applies to embedded derivatives that meet certain characteristics.

Following the recommendation of early application and transitional provisions, the Group has adopted this Amendment to IAS 39 Financial Instruments: Recognition and Measurement—Fair Value Option before the effective date, which is January 1, 2006.

Amendment to IAS 39 Financial Instruments: Recognition and Measurement—Cash Flow Hedges of Forecast Intragroup Transactions

This Amendment to IAS 39 Financial Instruments: Recognition and Measurement affects forecast intragroup transactions in a currency other than the functional currency of the reporting entity, when such transactions are highly probable and are subject to foreign exchange rate risk, which is likely to impact on the consolidated income statement. This Amendment allows transactions of the described nature to be designated as hedged items under a cash flow hedge for the purposes of the consolidated financial statements.

An entity shall apply this Amendment for annual periods beginning on or after 1 January 2006, although earlier application is encouraged. The Group does not anticipate that the adoption of this Amendment at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

Amendment to IAS 39 Financial Instruments: Recognition and Measurement—Financial Guarantee Contracts

This Amendment to IAS 39 Financial Instruments: Recognition and Measurement is effective for annual periods beginning on or after January 1, 2006. Under the provisions of this Amendment, financial guarantee contracts issued and commitments to provide a loan at a below-market interest rate are scoped in IAS 39. Therefore, such instruments shall be measured at fair value upon initial recognition and remeasured subsequently at the higher of:

•	the amount determined in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets, and

•	the amount initially recognized less, when appropriate, cumulative amortization recognized in accordance with IAS 18 Revenues.

The Group does not anticipate that the adoption of this Amendment at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

IFRIC 4 Determining Whether an Arrangement Contains a Lease January 1, 2006

The issues addressed in this Interpretation are: (a) how to determine whether an arrangement is, or contains, a lease as defined in IAS 17 Leases; (b) when the assessment or a reassessment of whether an arrangement is, or contains, a lease should be made; and (c) if an arrangement is, or contains, a lease, how the payments for the lease should be separated from payments for any other elements in the arrangement. According to this Interpretation, determining whether an arrangement is, or contains, a lease shall be based on the substance of the arrangement and requires an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset or assets (the asset), and whether the arrangement conveys a right to use the asset.

An entity shall apply this Interpretation for annual periods beginning on or after January 1, 2006, although earlier application is encouraged. The Group does not anticipate that the adoption of this new Interpretation at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

Other IFRS, Amendments and IFRIC Interpretations that have been issued but are not yet effective at the date of preparation of these consolidated financial statements are as follows:

Standards and amendments to standards		Effective date
IFRS 6	Exploration for and Evaluation of Mineral Assets	January 1, 2006

IFRS 7	Financial Instruments: Disclosures	January 1, 2007

Amendment to IAS 1	Presentation of Financial Statements—Capital Disclosures	January 1, 2007

Interpretations		Effective date
IFRIC 5	Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds	January 1, 2006

IFRIC 6	Liabilities Arising from Participating in a Specific Market—Waste Electrical and Electronic Equipment	Years beginning after December 1, 2005

IFRIC 7	Applying the Restatement Approach under IAS 29 Financial Information in Hyperinflationary Economies	March 1, 2006

IFRIC 8	Scope of IFRS 2 Share-based Payment	May 1, 2006

The Group does not anticipate that the first-time adoption of the aforementioned Standards, Amendments and Interpretations will not have a significant impact on its consolidated financial statements.

Economic Developments and Outlook

Spain

Our results of operations are dependent to a large extent on the level of demand for our services in Spain. For the year ended December 31, 2005, net sales and rendering of services of our operations in Spain represented

53.5% of our consolidated net sales and rendering of services for such year. Demand for our services in Spain is related to the performance of the Spanish economy. Spain’s real gross domestic product (GDP) expanded by approximately 3.4% in 2005, the highest rate in the last five years, reflecting relatively stronger domestic demand. Inflation was 3.8% in 2005. The current-account deficit was estimated at 7.4% of GDP in 2005. The unemployment rate was 8.7% at December 31, 2005, the lowest rate in decades.

Brazil

Brazil’s estimated GDP growth was 2.3% in 2005 compared to 4.9% in 2004 and 0.5% in 2003. Inflation has been gradually declining, with consumer prices increasing by 5.7% in 2005 compared to 7.6% in 2004 and 9.3% in 2003. In order to curb the inflationary trend and achieve the official government target rate of inflation, the Central Bank of Brazil raised the basic interest rate (Selic) from 16.00% in August 2004 to 19.75% in June 2005. After inflation was reduced to the target rate of inflation (5.1% in 2005), the Central Bank of Brazil began to gradually reduce the Selic rate to 19.50% in September 2005. At March 22, 2006, the Selic rate was 16.5%. Brazil ended 2005 with a record trade balance surplus of US$44.7 billion, compared to US$33.7 billion in 2004. In 2005, exports increased by 23% to US$118.3 billion, while imports increased by 17% to US$73.5 billion.

Argentina

Argentina’s estimated GDP growth for 2005 was approximately 9.1%, which matched the average growth rate for 2003 and 2004 and represented the third consecutive year of growth after four years of recession from 1999 to 2002. The peso depreciated by 1.7% closing at 3.03 peso/U.S.$1.00. The consumer inflation rate increased by 12.3%, above the original target range of 5% to 8% established by Argentina’s central bank, while wholesale prices rose by 10.6% in 2005. The external surplus, following a 2004 surplus equivalent to 2.2% of GDP, was 2.5% of GDP in September of 2005. The unemployment rate decreased to 10.1% in December 2005 from 12.1% in December 2004 due to continued economic growth and the implementation of a wide range of social assistance programs. The accumulation of international reserves in the last two years has allowed Argentina to repay $9.5 billion of its debt to the International Monetary Fund (“IMF”).

Chile

Chile’s GDP grew approximately 6.3% in 2005 compared to 6.1% in 2004. Inflation increased from 1.1% in 2004 to 3.1% in 2005. The Chilean peso appreciated approximately 8.9% in nominal terms (8.0% in real terms) against the U.S. dollar in 2005. Chile’s unemployment rate decreased to 6.9% at December 31, 2005 compared to 7.8% at December 31, 2004. In 2005, Chile had its largest budget surplus in eight years, reaching 4.8% of GDP in 2005, more than doubling the previous year’s 2.2% of GDP due to strong growth in domestic demand and increasing copper prices.

Colombia

During 2005, Colombia’s GDP growth rate was slightly over 4%, maintaining the stability of the last two years. Investment and private consumption were the main contributors to economic growth, while the external sector showed a mild deterioration caused by imports acceleration. The inflation rate decreased to 4.9% due to the strong commitment of Central Bank to keep it between 4.5% and 5.5%. The Colombian peso appreciated a 4.4%, partially due to Central Bank interventions.

Mexico

Mexico’s GDP growth in 2005 was 3.0% compared to 4.4% in 2004. Inflation was 3.3%, the lowest rate in the last 37 years. The Mexican peso’s strength against other foreign currencies improved during much of 2005 due to Mexico’s liquidity, foreign demand for Mexican financial assets and the improvement in foreign accounts, supported by immigrant repatriation flows, high crude oil prices and foreign direct investment inflows. Mexico’s accumulation of international reserves allowed Mexico to prepay $6.8 billion of foreign debt.

Peru

During 2005, Peru saw a significant improvement in its main macroeconomic indicators. GDP grew 6.7% in 2005 (the highest rate in eight years) and by December 2005 the Peruvian economy had experienced a record of 54 consecutive months of growth. Annual inflation was 1.5% in 2005. The balance of payment current account showed a surplus of 1.3% of GDP (the highest level in 26 years) in 2005, and the fiscal deficit decreased to 0.4%

of GDP (the lowest level since 1997). The government pre-paid foreign debt in an aggregate principal amount of US$2.3 billion in 2005. Moreover, during 2005, Standard & Poor’s and Fitch Ratings improved the Peruvian government’s credit rating outlook to positive from stable.

Venezuela

In 2005, Venezuela’s GDP growth was 9.3%, lower than the 14% registered in 2004, but well above its historical rate. 2005 was the second year of positive growth, after two years of sharp economic recession. This recovery, driven by public expenditure and investment, was fostered by higher than expected oil prices during the period. This high oil prices contributed as well to the strong performance of the external sector, with a historical current account surplus ($25 billion) twice as large as the 2004 one. The inflation rate declined throughout the year closing at 14.4%, down from 19% in 2004, although it remains the highest rate in Latin America. In the exchange rate policy context, the Venezuelan government devalued the exchange rate to 2150 bolivars/US$ in March 2005, keeping it fixed for the rest of the year.

Introduction to Results of Operations

The following is a brief description of the revenues and expenses that are included in the line items of the Consolidated Financial Statements.

Net Sales and Services

Net sales and rendering of services consist of the following:

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

Other Income

These non-operating revenues include the capitalized expenses of in-house work performed to construct property, plant and equipment, which themselves are to be capitalized, and increases in the value of inventories over the prior period.

Operating Expenses

Our principal operating expenses are:

•	Supplies. These expenses include interconnection fees paid by us to other telecommunications companies, including our affiliates in the Telefónica Group, and the cost of purchasing handsets and accessories.

•	Personnel expenses. These expenses include all personnel-related expenses, primarily wages and salaries and employee benefits.

•	Other expenses. These expenses include the costs of distribution and other commercial costs, advertising and marketing expenses, sales overhead, customer care, third-party network maintenance costs and long distance leased lines.

•	Depreciation and amortization. These expenses include non-cash items such as depreciation of property, plant and equipment, amortization of licenses and concessions and amortization of other intangible assets.

Non-Operating Expenses

Our principal non-operating income (expense) items are:

•	Share of profit (loss) of associates. This represents our share of the income or loss of companies we have interests in and which we account for under the equity method.

•	Net financial income (expense). Our financial income and expense principally consists of revenues from interest bearing accounts and investment securities and other instruments and foreign exchange gains and interest on our debt and foreign exchange losses.

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

Non-GAAP Financial Information

Operating income before depreciation and amortization (“OIBDA”) is calculated by excluding depreciation and amortization expenses from our operating income in order to eliminate the impact of generally long-term capital investments that cannot be significantly influenced by our management in the short-term. Our management believes that operating income before depreciation and amortization is meaningful for investors because it provides an analysis of our operating results and our segment profitability using the same measure used by our management. Operating income before depreciation and amortization also allows us to compare our results with those of other companies in the telecommunications sector without considering their asset structure. We use operating income before depreciation and amortization to track our business evolution and establish operational and strategic targets. Operating income before depreciation and amortization is also a measure commonly reported and widely used by analysts, investors and other interested parties in the telecommunications industry.

Operating income before depreciation and amortization is not an explicit measure of financial performance under IFRS or U.S. GAAP and may not be comparable to other similarly titled measures for other companies. Operating income before depreciation and amortization should not be considered an alternative to operating income as an indicator of our operating performance, or an alternative to cash flows from operating activities as a measure of our liquidity.

For illustrative purposes, the following table provides a reconciliation of operating income before depreciation and amortization to operating income for Telefónica Móviles for the periods indicated.

	Year ended December 31,
	2004	2005
	(in millions of euros)
Operating income before depreciation and amortization	4,587.9	5,817.0
Depreciation and amortization expense	(1,522.9)	(2,374.0)

Operating income	3,065.0	3,443.0

The following table provides a reconciliation of operating income before depreciation and amortization to operating income for each business lines for the periods indicated.

Year ended December 31, 2005

	Spain	Latin America	Others	TOTAL
Operating income before depreciation and amortization	4,127.9	1,754.6	(65.5)	5,817.0
Depreciation and amortization expenses	(664.9)	(1,489.5)	(219.6)	(2,374.0)

Operating income	3,463.0	265.1	(285.1)	3,443.0

Year ended December 31, 2004

	Spain	Latin America	Others	TOTAL
Operating income before depreciation and amortization	4,158.2	551.2	(121.5)	4,587.9
Depreciation and amortization expenses	(662.8)	(806.5)	(53.6)	(1,522.9)

Operating income	3,495.4	(255.4)	(175.1)	3,065.0

Results of Operations

The following table presents our results of operations for 2005 and 2004 under IFRS:

	2005	2004	% Change
	(euros in millions)
Net sales and rendering of services	16,513.5	11,753.9	40.5%
Other income	269.8	198.6	35.9%
Supplies	(5,365.5)	(3,594.9)	49.3%
Personnel expenses	(799.7)	(541.5)	47.7%
Other expenses	(4,801.1)	(3,228.1)	48.7%
Operating income before depreciation and amortization	5,817.0	4,587.9	26.8%
OIBDA margin	35.2%	39.0%	(9.7)%
Depreciation and amortization	(2,374.0)	(1,522.9)	55.9%

Operating income	3,443.0	3,064.9	12.3%

Share of profit (loss) of associates	(154.2)	(38.1)	304.7%
Net financial income (expense)	(459.1)	(481.9)	4.7%
Profit before taxes	2,829.7	2,544.9	11.2%
Corporate income tax	(946.0)	(868.5)	8.9%
Minority interests	35.2	15.24	131.0%

Profit for the year	1,918.9	1,691.7	13.4%

The following discussion of our results of operations focuses primarily on the results of operations in Spain (including Telefónica Móviles España but excluding the operations of the holding company) and Latin America (excluding Telefónica Móviles Soluciones y Aplicaciones, S.A.), our principal regions of operations. For purposes of this discussion, our intercompany and other eliminations have been excluded from the financial information regarding Spain and Latin America and from individual company results of operations. Some figures may not add up due to these exclusions or to rounding.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Net sales and rendering of services

The following table presents information regarding our net sales and rendering of services for the periods indicated.

	Year Ended December 31,
	2005	2004	% Change
	(euros in millions)
Spain	8,834.2	8,213.8	7.6%
Latin America	7,704.5	3,552.4	116.9%
Others and intragroup eliminations	(25.3)	(12.3)	105.1%

Total	16,513.5	11,753.9	40.5%

In 2005 net sales and rendering of services rose 40.5% compared to 2004, to €16,513.5 million, principally due to the contribution of a full year of net sales and rendering of services from the companies we acquired from BellSouth in 2004, as well as for the reasons described below.

The principal reason for the increase was the growth of our customer base. In 2005, we increased our managed customer base by approximately 20 million, or over 26%, to approximately 94 million managed customers by the end of the year. Service revenues were 40.4% higher than in 2004, at €14,354 million, while revenues from handset sales increased 41.4%, to €2,160 million. We recorded organic growth of 14.2% in net sales and rendering of services in 2005 compared to 2004, principally due to growth in net sales and rendering of services across all of our operations.

•	Net sales and rendering of services in Spain: net sales and rendering of services in Spain increased by 7.6%. Service revenues rose by 7.0% principally due to higher voice and data usage, offset in part by decreases in service prices and lower interconnection tariffs.

•	Net sales and rendering of services in Latin America: Net sales and rendering of services in Latin America represented 47% of our total consolidated figure and a year-on-year increase of approximately 117%. In organic terms, revenues were 23.5% higher, mainly due to the increase in our customer bases in Colombia (83%), Argentina (44.9%) and Venezuela (38.9%).

The main operating expenses by areas of operation were as follows:

Supplies

Supplies, which mainly include handset purchases and interconnection costs, increased 49.3% to €5,365.5 million from €3,594.9 million in 2004. Supplies accounted for 32.5% of net sales and rendering of services, a two percentage point increase over 2004 (30.6%).

•	Operations in Spain: Total supply costs increased 14.7% to €2,359.3 million from €2,056.3 million in 2004, principally due to an increase in commercial activity and initiatives (gross adds, migrations and handset upgrades), as well as to an increase in interconnection expenses, mainly as a result of the growth in outgoing traffic. As a percentage of net sales and rendering of services in Spain, supplies increased nearly two percentage points to 26.7% in 2005 from 25.0% in 2004.

•	Operations in Latin America: supplies in Latin America totaled €3,026.3 million in 2005, up from €1,544.5 million in 2004, principally due to changes in our scope of consolidation and increased commercial activity in 2005. As a percentage of net sales and rendering of services in Latin America, supplies decreased to 39.3% in 2005 from 43.5% in 2004.

Personnel expenses

The headcount at December 31, 2005 at fully and proportionally consolidated Telefónica Móviles Group companies stood at 23,511 compared to 20,282 at December 31, 2004. This increase was principally due to changes in our scope of consolidation as a result of our acquisitions from BellSouth in Argentina and Chile in January 2005.

Personnel expenses increased 47.7%, from €541.5 million to €799.7 million, representing 4.8% of net sales and rendering of services in 2005 compared to 4.6% in 2004.

•	Operations in Spain: The Telefónica Móviles Group’s operations in Spain represented 34% of Telefónica Móviles Group’s total personnel expenses. Personnel expenses increased 2.6%, from

€264.6 million in 2004 to €271.0 million in 2005, principally due to a 2.3% increase in the average workforce and salary increases. Personnel expenses in Spain represented 3.1% of net sales and rendering of services in 2005, the same percentage as in 2004.

•	Operations in Latin America: The Telefónica Móviles Group’s operations in Latin America represented 61.4% of total personnel expenses, principally due to changes in the scope of our consolidation.

Other expenses

Other expenses increased 49% from €3,228.1 million in 2004 to €4,801.1 million in 2005. As a percentage of net sales and rendering of services, other expenses rose to 29.1% in 2005 from 27.5% in 2004, due in part to the launch of a common brand throughout all of the Spanish-speaking countries where we have operations.

•	Operations in Spain: Operations in Spain accounted for 45.5% of other expenses in 2005, a 21.1% increase, principally due to stronger commercial efforts, which led to increases in subscriber acquisition costs, subscriber retention costs and advertising expenses. Other expenses increased from €1,801.6 million in 2004 to €2,182.5 million in 2005, representing 24.7% of net sales and rendering of services compared to 21.9% in 2004.

•	Operations in Latin America: Operations in Latin America accounted for 53.5% of total other expenses. Other expenses in Latin America totaled €2,568.5 million in 2005 compared to €1,326.6 million in 2004, principally due to increased commercial activity and changes in the scope of our consolidation. When calculated as a percentage of net sales and rendering of services in Latin America, these expenses fell to 33.3% in 2005 from 37.3% in 2004.

Depreciation and amortization

Depreciation and amortization increased 55.9% to €2,374.0 million in 2005 from €1,522.9 million in 2004 principally due to changes in our scope of consolidation.

Operating income before depreciation and amortization (OIBDA)

The following table presents information regarding OIBDA for the periods indicated.

	2005	2004	% Change
	(euros in millions)
Spain	4,127.9	4,158.2	(0.7)%
Latin America	1,754.6	551.2	218.4%
Rest of World and intragroup eliminations	(65.5)	(121.5)	(46.1)%

Total	5,817.0	4,587.9	26.8%

OIBDA increased 26.8% from €4,587.9 million in 2004 to €5,817 million in 2005. The consolidated OIBDA margin was 35.2%, down from 39.0% in 2004. OIBDA excluding the effect of our acquisitions during 2005 increased 7.4% for the year.

•	Operations in Spain: Operations in Spain represented 71.0% of the Telefónica Móviles Group’s OIBDA in 2005, a 0.7% decrease from the previous year. The 2005 OIBDA margin was 46.7%, compared to 50.6% in 2004.

•	Operations in Latin America: OIBDA from Latin American operations increased 218.4% and represented 30.2% of consolidated OIBDA in 2005. In organic terms, OIBDA increased 27.9%, principally due to strong growth in Venezuela, Chile and Argentina.

Net financial income (expense)

Net financial expense decreased 4.7% to €459.1 million in 2005 from €481.9 million in 2004 principally due to positive exchange rate differences on intercompany loans arising from the appreciation of Latin American currencies and the US dollar versus the euro. Without such exchange rate differences, net financial expense would have increased in 2005 compared to 2004 due to the increase in average net debt and a larger proportion of debt denominated in local currencies.

Share of profit (loss) of associates

Losses from associated companies was €154.2 million in 2005 compared to €38.1 million in 2004. The increase in losses from associated companies was due to write-downs at Ipse 2000 S.p.A. (€161 million in 2005 compared to €28 million in 2004), which was offset in part by €8.5 million in profit from associated companies relating to Medi Telecom in 2005 compared to losses relating to Medi Telecom of €8.6 million in 2004.

Corporate income tax

The corporate income tax expense in 2005 was €946.0 million, representing an effective tax rate of 33.4%, compared to corporate tax expense of €868.5 million in 2004, representing an effective tax rate of 34.1%.

Minority interests

Minority interests were €35.2 million in 2005 compared to €15.2 million in 2004. The increase in minority interests was principally due to the participation of minority shareholders in certain of our companies in Mexico which recorded losses during the year.

Profit for the year attributable to equity holders of the parent company

As a result of the above, profit for the year attributable to equity holders of the parent increased to €1,918.9 million in 2005 from €1,691.7 million in 2004.

B. LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources

We expect to have substantial liquidity and capital resource requirements in order to develop and expand our business, as we continue to implement our strategy.

Liquidity and Capital Resource Requirements

Our principal liquidity and capital resource requirements consist of the following:

•	capital expenditures for existing and new operations, including the roll-out of our GSM networks in several Latin America countries;

•	acquisition of new licenses, or other wireless operators or companies engaged in complementary or related businesses;

•	debt service requirements relating to our existing and future debt; and

•	costs and expenses relating to the operation of our business.

Capital Expenditures. The following table presents our actual capital expenditures for 2004 and 2005:

	2004	2005
	(millions of euros)
Spain	630	728
Latin America(1)	987	1,557
Others(2)	1	1

Total	1,618	2,285

(1)	Includes capital expenditures for years in which our Latin American operating companies are included in our Consolidated Financial Statements.
(2)	Principally Telefónica Móviles, S.A. (parent company) and Terra Mobile (now Telefónica Internacional that was absorbed by Telefónica Móviles España in 2005).

Our total capital expenditures totaled approximately €2,285 million for 2005 and €1,618 million for 2004. In each of these periods, the principal capital expenditures related to the build-out and development of our networks in Spain and the other countries in which we operate. In Spain, we substantially expanded the capacity of our digital network in order to accommodate the growth in our customer base and usage, and continued the roll out of our UMTS network. In 2005, we have also made significant expenditures to increase CDMA 1XRTT and CDMA EVDO coverage in Brasil, to develop 1XEVDO CDMA technology in Venezuela, to roll out new GSM networks in Colombia, Ecuador, Panamá, Uruguay, and Nicaragua and to continue rolling out our GSM networks in México, Chile, Argentina, Guatemala and El Salvador.

Debt Profile

The following table presents, at December 31, 2005, our historical debt at both the holding company and operating company levels, as well as information regarding interest expense of the weighted average interest rates of such debt:

	Maturity		Total Debt	2005 Interest Expense	Weighted Average Interest Rate(2)
	Short- Term	Long- Term
	(millions of euros)
Historical debt:
Spain	3,331	6,196	9,527	518	4.47%
Latin American operations	1,129	1,784	2,913	354	10.39%

Total	4,460	7,981	12,441	872	5.52%

(2)	After hedging.

Historical Debt. We had total debt in an aggregate principal amount of €12,441 million at December 31, 2005 and €11,369 million at December 31, 2004. At December 31, 2005, total debt consisted of €4,460 million in short-term debt and €7,981 million in long-term debt. At December 31, 2004, total debt consisted of €2,680 million in short-term debt and €8,444 million in long-term debt.

At December 31, 2005, €9,755 million, or 78%, of our total debt was payable to the Telefónica Group, and €2,686 million, or 22%, of our total debt was payable to banks and other financial institutions. Approximately 10% of our debt payable to the Telefónica Group was incurred in connection with the acquisition of BellSouth’s wireless operations in Chile and Argentina. While we are a 92.46%-owned subsidiary of Telefónica, S.A., we believe that historically most of our debt to Telefónica, S.A. was obtained substantially at market terms when arranged or incurred. In connection with the allocation of assets and debt lent to us by the Telefónica Group prior to our initial global public offering, the terms, particularly the weighted average interest rate of our debt to the Telefónica Group, was brought into line with then-prevailing market terms.

Our total debt includes both fixed-rate and variable-rate debt. At December 31, 2005, approximately 25.6% of our debt was fixed-rate and the remainder of our debt was variable-rate. Our total debt consists of debt denominated in euro, U.S. dollars, Brazilian reais, Chilean pesos, Colombian pesos, Mexican pesos and, to a lesser degree, other currencies. At December 31, 2005, and after taking into account hedging transactions, approximately 55.24% of our debt was denominated in euro, 10.5% in U.S. dollars; 9.7% in Brazilian reais, 6.2% in Chilean pesos, 11.2% in Mexican pesos, 3.5% in Colombian pesos, and a small amount in other currencies. We have entered into swaps and other derivative-based transactions, in large measure, to hedge interest-rate and exchange-rate risks relating to our debt. See note 17 to the Consolidated Financial Statements and the discussion under “Item 11. Quantitative and Qualitative Disclosure About Market Risks” for a discussion of our market risks relating to interest rates and foreign exchange rates at December 31, 2005.

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

Debt Service Requirements. We have significant debt service requirements arising from debts payable to the Telefónica Group, which conducts the treasury operations for the Telefónica Group, and debts payable to banks and other financial institutions. These debt service requirements consist of interest payments, which are reflected in our income statements under “Net financial income (expense),” and principal payments. Net financial income (expense) also includes the effects of foreign currency movements on debt denominated in currencies other than the euro. Our interest expense, excluding the effects of foreign currency movements, totaled approximately €872 million in 2005 as compared with €580 million in 2004. The increase in interest expense (50%) is explained by the increase in the average debt of the Group (57%).

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

On May 6, 2005, the Shareholders’ Meeting of Telefónica Móviles resolved the payment of a gross cash dividend, with a charge to profits for fiscal year 2004, in the amount of €0.193 on each of the Company’s current issued and outstanding shares. Payment was made on June 15, 2005, through the entities participating in the securities and clearing institution “Iberclear” and the retentions required by applicable legislation will be applied.

On February 27, 2006 the Board of Directors of Telefónica Móviles resolved to propose to the General Shareholders Meeting the payment of a gross cash dividend, with a charge to profits for fiscal year 2005 and reserves, in the amount of €0.205 each of the Company’s current issued and outstanding shares. Payment will be made, if approved by the General Shareholders Meeting on July 21, 2006, through the entities participating in the securities and clearing institution “Iberclear” and the retentions required by applicable legislation will be applied.

On March 29, 2006, the Board of Directors of Telefónica Móviles, in the framework of the negotiation of the exchange ratio for the merger, also proposed for the approval of the General Shareholders’ Meeting the payment of additional dividends in the amount of €0.085 per share chargeable against the issue premium reserve and other distributable reserves and an interim dividend of €0.35 per share against the results obtained from January 1 through March 28, 2006, which, when aggregated with the dividend proposed by the Board of Directors on February 27, 2006, totals €0.64 per share. The effectiveness of the distribution is subject to approval of the merger by the shareholders’ meetings of both companies. Payment of the total dividend of €0.64 per share is expected to be made on July 21, 2006, before the merger of Telefónica and Telefónica Móviles is recorded with the Commercial Registry.

Sources of Liquidity and Capital Resources

Our primary sources of liquidity and capital resources have traditionally consisted of the following:

Net Cash Provided by Operating Activities. Our principal source of liquidity has historically been cash provided by operating activities. Our cash provided by operating activities was €4,479 million in 2005 and €3,915 million in 2004.

Debt Financing Strategy. Although, in the future, we may seek to access local and international loan and debt capital markets, we intend to rely principally upon Telefónica, S.A. to make borrowings or issue debt securities on our behalf and then on-lend the net proceeds to us. We anticipate that the on-lending will be based on arm’s-length terms and will reflect the prevailing market conditions for borrowers and issuers of debt securities of similar credit quality to our own. We do not expect to pay any fees or other amounts to Telefónica, S.A., other than, possibly, amounts which will be insignificant, for its role in financing our liquidity or capital resource requirements. Telefónica, S.A. is under no obligation, however, to provide us with sources of liquidity or capital resources. Our debt outstanding in credit lines with the Telefónica Group was €6,239 million and €7,479 million at December 31, 2005 and December 31, 2004, respectively.

Shareholders’ Equity

We had shareholders’ equity of €5,746 million at December 31, 2005 and €3,543 million at December 31, 2004, under IFRS. As reflected in the consolidated and combined balanced sheets, net equity investment by Telefónica, S.A. consists of the accumulated undistributed net income of our company and our operating companies, capital contributions that had been made from time to time by Telefónica, S.A. and translation differences resulting from the effects of exchange rate fluctuations on the net assets of our companies domiciled outside of Spain. We intend to maintain a capital structure that will enable us to obtain and retain investment grade ratings from major rating agencies for any debt securities that we may issue in the future. We cannot be certain that our future financial requirements will not be greater than expected or that future conditions in the loan and debt and equity capital markets will not adversely affect our ability to meet these requirements, particularly if the cost of capital increases as we and other wireless operators seek increasingly large amounts of debt and equity financing to develop and expand our and their respective operations.

Committed Credit Lines

We maintain a committed line of credit with the Telefónica Group. This credit line totaled €6,465 million at December 31, 2005 and €7,730 million at December 31, 2004. This credit line contains customary default provisions that could impact the continued availability of credit or result in the acceleration of repayment. These events include bankruptcy, defaults in payment of other indebtedness, judgments against us that are not paid or insured or failure to meet or maintain certain covenants.

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

Related Party Debt

	Telefónica Móviles	Telefónica Móviles España	Móviles Inter- acciona	Móviles México	Inversiones TEM Holding Ltda.	Short Term	Long Term	Weighed average rate (1)
(euro in millions)
Telefónica, S.A.	9,190	—	—	—	—	3,306	5,884	4.65%
TELFISA-BEI	—	271	0	—	—	26	245	2.85%
Telfisa México	—	—	—	0	—	0	—	11.18%
Telefónica Internacional Chile S.A.	—	—	—	—	300	0	300	2.80%

Total	9,190	271	0	0	300	3,331	6,429	4.58%

(1)	After hedging.

U.S. GAAP

Background on adoption of IFRS

As of January 1, 2004, our Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS), which vary in certain respects from accounting principles generally accepted in the United States of America (U.S. GAAP). The tables included in note 20 give the effect that application of U.S. GAAP would have on net income and shareholders’ equity as reported under IFRS. Pursuant to current EU law, Telefónica Móviles has applied the International Financial Reporting Standards endorsed by the EU in preparing its Consolidated Financial Statements. Our Consolidated Financial Statements would not present any difference had the standards issued by the International Accounting Standards Board (IASB) been applied instead of those endorsed by the EU.

IFRS 1 provides first-time adopters of IFRS with a number of exemptions and exceptions from full retrospective application, some of which are applicable to Telefónica Móviles (see Note 2). Had IFRS been applied fully retrospectively, net result and shareholders’ equity under IFRS shown in the table included in Note 20 would have been different and the reconciling items to U.S. GAAP shown would also have been different.

Reconciliation to U.S. GAAP

The Consolidated Financial Statements have been prepared in accordance with IFRS. Shareholders’ equity would have been €7,329 million under U.S. GAAP compared to €6,246 million under IFRS at December 31, 2005 and €4,837 million under U.S. GAAP compared to €3,820 million under IFRS at December 31, 2004.

The increase in shareholders’ equity under U.S. GAAP in 2005 and 2004 as compared with shareholders’ equity under IFRS is principally related to business combinations, goodwill and other intangible assets and the effect of presentation of minority interests. See Notes 20.6 and 20.1 to our Consolidated Financial Statements.

Net income would have been €1,901 million under U.S. GAAP compared to €1,919 million under IFRS for 2005 and €1,576 million under U.S. GAAP compared to €1,692 million under IFRS for 2004.

The decrease in net income under U.S. GAAP in 2005 as compared with net income under IFRS is principally related to the effects of business combinations, goodwill and other intangible assets, amortization method of licenses and capitalized interests. See Notes 20.7, 20.6 and 20.3 to our Consolidated Financial Statements.

The decrease in net income under U.S. GAAP in 2004 as compared with net income under IFRS is principally related to the effects of business combinations, goodwill and other intangible assets, amortization method of licenses, revenue recognition, capitalized interests and recognition of tax credits in periods initially awarded. See Notes 20.7, 20.6, 20.5, 20.3 and 20.10 to our Consolidated Financial Statements.

See note 20 to the Consolidated Financial Statements for a description of the principal differences between IFRS and U.S. GAAP as they pertain to us and for a quantitative reconciliation of net income and shareholders’ equity from IFRS to U.S. GAAP.

Hedging Policy

Exchange rate fluctuation (especially for Latin American currencies) has positively impacted our results of operations. Specifically, consolidated operating income before depreciation and amortization for fiscal year 2005 was €5,817 million. Excluding the impact of currency fluctuation, consolidated operating income before depreciation and amortization would have been 1.4% lower for 2005 and 0.7% higher for 2004, due to the negative fluctuation during that year. In order to hedge the possible adverse impact of the exchange rate fluctuations on our operating results, we primarily seek to mitigate the impact on the value of our assets by financing the purchase of such assets, as well as our local operations by incurring debt denominated in local currencies when available and under attractive market conditions. We also hedge this risk by entering into other financial instruments including exchange rate swaps. In accordance with our risk management policy in most cases we enter into hedging transactions to cover debt payments or payments denominated in foreign currencies. For further information on the risks we face, please see “Item 11 Quantitative and Qualitative Disclosure About Market Risk.”

Seasonality of Our Business

Our business is subject to a certain degree of seasonality, characterized by a higher traffic in the summer and, as a result of increased handset sales, a higher number of new customers in the Christmas season. We believe that this seasonality is driven by Christmas marketing campaigns and higher mobile telephony in the residential segment during vacation periods. In addition, roaming revenue derived from visitors who use Telefónica Móviles España’s network normally represents 2% to 3% of Telefónica Móviles España’s quarterly operating revenue. In the third quarter, such revenue normally increases from 4% to 5%, in line with increased visitors to Spain in the summer months.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We cooperate with the research and development departments of various handset manufacturers to ensure the development and success of CDMA 1XRTT, GPRS and UMTS-ready handsets with capacity to transmit data at high speeds. We engage in our own research and development to ensure compatibility between our services and products and the latest handset models and to develop new services. At the end of 1999 we set up a Development and Technologies Center dedicated to the development of wireless internet products and services. This center develops projects in conjunction with universities and Spanish and international companies in the wireless sector, to increase public awareness of the possibilities offered by wireless communications. We invested approximately €205 million in 2005 and €153 million in 2004 on our research and development activities.

R+D projects carried out by the Telefónica Móviles Group in 2005 were aimed at profitable innovation, process efficiency, the creation of new revenue sources, customer satisfaction, growth in new markets and technological leadership.

D. TREND INFORMATION

The penetration rate in the Spanish market for wireless services was 97% at December 31, 2005. We believe the wireless market in Spain will continue to grow, mainly driven by increased usage of voice and data services. While we believe the penetration rate in Spain will continue to increase, we do not expect that it will continue to grow at the same high rates that it experienced in the past.

In an increasingly competitive market, with strong competition in number portability and pressure on pricing, including termination rate reductions, along with the potential entry of new competitors, we are focused on key initiatives to preserve our revenue leadership in the market, leading to increased commercial efforts:

•	in-depth market segmentation, with focus on customer value,

•	smart pricing to stimulate usage, launching segmented packages and innovative tariff options,

•	leverage UMTS to develop new services, deploying the network ahead of competitors.

In an effort to further increase customer loyalty and usage, Telefónica Móviles España in 2005 has launched several commercial initiatives, including new pricing schemes that are assisting us in our efforts to contain the churn rate. Customers who have signed up for our on-net pricing plans, launched in April 2005 have significantly lower churn rates than those customers that have not signed up for such pricing plans.

Telefónica Móviles España is also launching campaigns to reward customer loyalty, offering favorable prices on handset upgrades to encourage greater customer loyalty. Handset upgrades increased 23.2% to 4.5 million in 2005.

Telefónica Móviles España is also encouraging customer migration from its pre-paid plans to its contract plans. These migrations have contributed to the 5 percentage point increase in the proportion of the contract segment in the total customer base to 54% in 2005 and have also encouraged increased spending from its contract customers. In 2005, migrations from pre-paid to contract plans reached close to 1.0 million customers.

We believe that these activities and our other commercial initiatives are proving to be important loyalty tools.

Telefónica Móviles España’s new commercial offers have also helped increase customer usage. The company carried more than 50,000 million minutes in 2005, a 20% increase compared to 2004. On-net traffic also increased 30% in 2005 compared to 2004. At the same time, our customers’ use of data and content services also grew. We believe the UMTS/HSDPA deployment will increase wireless data services usage, especially for wireless e-mail management and Internet access.

Our operations in Latin America, although in an expansion phase of development in most countries, have generally been successful in achieving significant market penetration.

In Latin America our managed customer base increased from 52.7 million at December 31, 2004 to 70.5 million at December 31, 2005, mainly due to the increased commercial activity in our markets and our acquisition and consolidation of BellSouth’s mobile operators in Argentina and Chile since January 2005. In 2005, all of our operations in Latin America posted double digit customer growth rates. In addition, in Chile, wireless penetration exceeded the 70% mark.

We are capitalizing on the regional management of operations in the region, the integration of operators acquired to BellSouth, our larger scale and Group know-how to enhance operating efficiency across our operations in Latin America.

We also plan to leverage other strategic business initiatives such as the launch of a single brand for our operations in Spanish-speaking markets, which we carried out during the second quarter of 2005, handset and equipment procurement, infrastructure and IT systems sharing, global solutions for the corporate segment and integrated commercial offerings to consolidate competitive positions in our markets while increasing profitability.

The Latin American wireless communications market has been shaped by several underlying trends that we believe will contribute to growth in this market in the future, including the following:

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

Expanding penetration and usage, above fixed-line penetration rate. The number of wireless customers and wireless penetration levels have steadily increased in Latin America in recent years, to the extent that, in most of the countries in the region, the wireless penetration has become higher than the fixed-line penetration, although wireless penetration in Latin America remains low compared with penetration rates in Western Europe. As the cost of wireless services and handsets has declined, these services have become more affordable for a significantly larger percentage of the Latin American population, and both overall minutes of use and revenues have increased. Greater penetration and wireless traffic means that wireless operators can apportion their fixed costs among a greater number of customers, resulting in lower costs per unit which, together with low handset prices, has resulted in a larger percentage of the population being able to afford wireless services, thereby increasing demand and revenues.

Introduction of new technologies. Voice services as well as mobile Internet and data transmission services have increased through the installation of new 2.5/3G technologies (GSM/GPRS, EDGE and CDMA/CDMA 1XRTT/CDMA EVDO). The progress in introducing GSM/GPRS technology in the region over the last two years has been particularly significant, above all in the principal markets such as Brazil, Mexico, Chile, Colombia and Argentina, where various operators have started migrating their 1G and 2G networks to the standard GSM/GPRS networks. The increase in CDMA 1XRTT data networks has also been significant, especially in some countries such as Brazil and Venezuela, making it possible to increase the data revenues of wireless operators. Also, in Brazil in 2004 Vivo launched CDMA EVDO, a technology that increases data capabilities allowing speeds of up 2.4 Mbits/s. We launched the same technology in Venezuela in 2005.

Regional consolidation. In recent years, a number of wireless operators in the region have consolidated in order to exploit economies of scale and synergies that will improve profitability through increased cost-efficiencies. We participated actively in this process through the establishment of the Brasilcel joint venture and the acquisition of Tele Centro Oeste Participaçoes S.A. in Brazil in 2003, as well as our acquisition of BellSouth’s wireless operators in Latin America in 2004 and January 2005 and the acquisition of Telefónica Móvil de Chile in July 2004. The Mexican cellular group, América Móvil, has also played an important role in this process.

This section contains forward looking statements that are based upon certain assumptions. Such forward looking statements are not guarantees of future performance and involve numerous risks and uncertainties, and actual results may differ materially from those anticipated. For a discussion of important factors that could cause such differences please see the discussion in this section as well as “Item 3—Risk Factors”, “Item 4—Information on the Company”, Item 5—Operating and Financial Review and Prospects” and “Item 11—Quantitative and Qualitative Disclosures about Market Risk”.

E. OFF-BALANCE SHEET COMMITMENTS

We have commitments that could require us to make material payments in the future. These commitments are not included in our consolidated balance sheet at December 31, 2005. A summary of our principal off-balance sheet commitments as of the date of this annual report is provided below. These commitments are primarily contingent obligations in the form of guarantees for our subsidiaries and put and call rights with respect to some of our joint ventures. These arrangements allow us to provide the necessary credit support for some our subsidiaries to develop their operations and allow us to enter into joint ventures on market terms. As of the date of this annual report, we are not aware of any events that would result in the material reduction to us of any of these off-balance sheet arrangements. For a more detailed discussion of our off-balance sheet commitments please refer to notes 15 and 18 of our consolidated and Consolidated Financial Statements.

IPSE 2000 (Italy)

UMTS Guarantee

On December 11, 2000, a syndicate of banks agreed to issue a guarantee in an aggregate amount of €1,292 million on behalf of Ipse 2000 to the Italian Ministry of Treasury. This guarantee covered the deferred portion of Ipse 2000’s required payment for its UMTS license in Italy. As of December 31, 2005, the amount outstanding for the UMTS license was €601.7 million.

As of December 31, 2005, the guarantee amount was €626.4 million. Telefónica, S.A. has agreed to guarantee to the syndicate of banks up to a maximum amount of €365.5 million as of December 31, 2005. On December 27, 2002, we in turn agreed to guarantee Telefónica, S.A. for 91.79% of the amount guaranteed by Telefónica (approximately €335.5 million as of December 31, 2005).

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

On June 23, 2004 the Ministry of Industry, Tourism and Commerce, pursuant to a request made by Telefónica Móviles España, issued an order modifying the commitments assumed by Telefónica Móviles España for the exploitation of the UMTS service. As a result of the modification, the amount to be secured by Telefónica Móviles España, as guarantee of the fulfillment of both the commitments prior to the launch of the UMTS service as well as those regarding the first year of service were reduced to €157.5 million. At December 31, 2005, the guarantee amounted to €157.5 million.

Medi Telecom (Morocco)

Telefónica Móviles España, as a stockholder of Medi Telecom, signed in October 2000 a “Stockholders’ Support Agreement” together with Portugal Telecom and the BMCE Group. As of December 31, 2005, this commitment requires the signatories to jointly and severally provide up to €118.3 million in the event of noncompliance with financial clauses and up to €50 million in the event of a shortfall in funds at Medi Telecom, S.A. that prevent it from meeting its debt servicing obligations. If Medi Telecom, S.A. obtains certain levels of operating income before depreciation and amortization during a certain period of time and if it fulfills all its obligations under the loan agreement, this financial commitment will be automatically cancelled.

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

GTM

We have issued a support letter in Mexico for our affiliate Grupo de Telecomunicaciones Mexicanos S.A. de C.V., or GTM. This is a letter of support for GTM’s request to the Mexican regulator, COFETEL, for a national long distance license. The maximum amount of the support commitment is 124,154,700 Mexican pesos (approximately €9.8 million based on an exchange rate of 12.71445 Mexican pesos per euro) at December 31, 2005.

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

Also, in accordance with the Shareholders’ Agreement and Subscription Agreement, the Portugal Telecom Group is entitled to sell to us all of its ownership interest in Brasilcel, N.V. if:

•	we underwent a change of control;

•	one of our subsidiaries that held a direct or indirect ownership interest in Brasilcel N.V. underwent a change of control; or

•	Telefónica, S.A. underwent a change of control.

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

For the purposes of the previous paragraph, pursuant to the provisions of the Shareholders’ Agreement entered into by us, Portugal Telecom SGPS, S.A. and PT Moveis SGPS, S.A., a change of control is considered to exist if (i) a competitor of either party acquires (x) 15% of the share capital of Telefónica, S.A. or Portugal Telecom SGPS, S.A. or (y) the majority of the share capital of any subsidiary of Telefónica, S.A. or Portugal Telecom SGPS, S.A. holding shares in Brasilcel, NV; or (ii) a corporate transaction takes place with respect to Telefónica, S.A. or Portugal Telecom SGPS, S.A. and as a consequence thereof the majority of the members of the board of directors of such entities change.

Telefónica Móviles Colombia

On October 28, 2004, Telefónica Móviles, S.A. entered into counter guarantees on behalf of Telefónica, S.A. for the following obligations guaranteed by Telefónica, S.A.: a) a bridge loan between Telefónica Móviles Colombia, S.A. (formerly BellSouth Colombia, S.A.) and Santander Overseas Bank, Inc. in the amount of US$274 million, and b) a bridge loan between Telefónica Móviles Colombia, S.A. and Santander Colombia, S.A. in the amount of 59.024 million Colombian pesos. Each loan matured on October 28, 2005. Each was refinanced for another year, in the amount of US$254 million with Santander Overseas Bank Inc. and 104,762 million Colombian pesos (approximately US$45.9 million) with Banco Santander de Colombia S.A. This arrangement was guaranteed by Telefónica S.A. and counter-guaranteed by Telefónica Móviles S.A.

Telefónica Finanzas México

On September 30, 2005 Telefónica Móviles, S.A. entered into a counter guarantee in favor of Telefónica, S.A. for the issuance by Telefónica Finanzas México, S.A. of up to 12,000 million pesos of negotiable bonds (certificados bursátiles), guaranteed by Telefónica, S.A. As of December 31, 2005, 5,000 million pesos have been issued (approximately US$464 million). In February 2006, an additional 6,500 million pesos were issued.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth aggregate information about our principal contractual obligations by type of obligation at December 31, 2005, and the periods in which payments are due.

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(millions of euros)
Debentures and Bonds	680	0	108	274	299
Notes Payable	98	92	6	—	—
Loans and credits	7,950	3,175	2,908	1,793	75
Loans and credits Foreign Currency	3,434	1,131	608	1,228	468
Financial Guarantee (1)	336	67	201	67	—
Derivatives	272	195	60	18	(2)

Total	12,770	4,660	3,891	3,381	839

(1)	Guarantees of Ipse’s debt to the State of Italy for the deferred payment of the UMTS license awarded in that country, expressed as the percentage attributable to Telefónica Móviles, S.A. This guarantee initially amounted to €1,292 million, having subsequently been reduced to the total actual guaranteed amount of €626.4 million, in each case expressed as the percentage attributable to Telefónica Móviles, S.A.

Additionally, the Telefónica Móviles Group has contractual obligations that by their nature are not included in the financial statements as of December 31, 2005. These contractual obligations are shown by type of obligations and payment in the following table:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(millions of euros)
Operating leases	1,477	213	425	267	572
Unconditional purchase obligations (1)	562	560	2	—	—
Other long term obligations (OPEX)	50	48	2	—	—

Total	2,090	821	429	267	572

(1)	Includes mainly purchase obligations relating to handsets and capital expenditures.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Management

Board of Directors

Under the Spanish Corporation Law, the Board of Directors is responsible for management, administration and representation of the company in all matters concerning our business, subject to the provisions of the by-laws (estatutos) and resolutions adopted at the general shareholders’ meetings. The Board of Directors will seek to propose candidates for election to the Board of Directors so that a majority of candidates are from outside of our company, including both independent directors and representatives of our controlling shareholder, Telefónica, S.A. The “Good Corporate Governance” standards of the Spanish National Securities Commission, (Comisión Nacional del Mercado de Valores), or CNMV, and the Rules and Regulations governing our Board of Directors, specify that independent directors, are defined as individuals who meet conditions that ensure their impartiality and objectivity, including that:

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

Under our by-laws, our Board of Directors consists of a minimum of three and a maximum of nineteen members elected by the holders of ordinary shares at a meeting of shareholders, with the actual number being determined by a resolution passed at the shareholders’ meeting. The number of directors is currently fixed at 14. Directors are elected by our shareholders to serve, according to our by-laws a five-year term and may be re-elected to serve for an unlimited number of terms. Pursuant to Article 138 of the Company Law of Spain (Ley de Sociedades Anónimas), if during the term of appointment of a director a vacancy occurs (for whatever reason) or if a director does not serve out his or her entire term, the Board of Directors may fill the vacancy by appointing a shareholder as a replacement director to serve until the next general shareholders’ meeting. At the general shareholders’ meeting, the appointment may be ratified or a new director may be elected to fill the vacancy, which is referred to as a cooptation. A director may resign or be removed from office by the shareholders at the shareholders’ meeting. Our by-laws provide that a majority of the members of the board (represented in person or by proxy) constitute a quorum. Except as described below, resolutions of the Board of Directors are passed by an absolute majority of the directors present or represented at a board meeting.

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

Committees of the Board

Our Board of Directors has established a delegate committee, an audit and control committee, and a nominating and compensation committee in accordance with the recommendations set forth in the Good Corporate Governance standards. Each of the audit and control committee and the nominating and compensation committee is required by board regulations to have a minimum of three and a maximum of five non-managing directors. We define non-managing directors are directors that do not hold a managing position within the Telefónica Móviles Group. Non-managing directors includes both (i) independent directors that meet the criteria for independence as set by Spain’s Good Corporate Governance Standards and the rules of the New York Stock Exchange and (ii) directors affiliated with Telefónica S.A., our controlling shareholder (Dominicales). A significant majority of our directors (13) are non-managing directors. Of these directors, five have been deemed independent by our Board of Directors, as defined by Spanish law. This requirement is also provided for in the by-laws of the company with regard to the audit committee. The following is a brief description of the committees of our Board of Directors.

Delegate Committee

The delegate committee functions as our Executive Committee of the Board of Directors to which all of the powers of the Board of Directors we delegated other than powers specified as non-delegable under the Spanish Corporation Law and our by-laws. On April 29, 2003, the Board of Directors, resolved, without prejudice to the powers already delegated to the Committee and in line with the recommendations on Good Governance, to entrust to the Committee the functions that are normally assigned to strategy committees. The mandate of the Executive Committee has thus been renewed.

Audit and Control Committee

The audit and control committee is responsible for providing support to the Board of Directors in supervising the correct application of generally accepted accounting principles, reviewing compliance with the internal control system, reviewing the registration statements and financial information we furnish to the market and our supervisory boards and maintaining the integrity of the preparation of individual and consolidated audits.

In addition, the Audit and Control Committee is also responsible for:

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

(iii) supervising the internal auditing services; as part of this responsibility, in 2005, the audit and control committee supervised several internal investigations performed from time to time in response to allegations of possible breaches of our internal control systems or other wrongdoing, none of which resulted in the audit and control committee determining that there had been a material breach of our internal control system or other wrongdoing;

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

Directors

The following are our current directors and their respective positions and ages at April 6, 2006:

Name	Age	Position	Date of first appointment
Antonio Viana-Baptista(1)	48	Chairman and Chief Executive Officer	August 29, 2002
Enrique Corominas Vila(2)	70	Vicepresident	July 26, 2005
Luis Lada Díaz	56	Director	August 10, 2000
José María Alvarez-Pallete López	42	Director	May 6, 2005
Lars M. Berg	58	Director	October 20, 2000
Miguel Angel Canalejo Larrainzar	64	Director	October 20, 2000
Maximino Carpio García	60	Director	October 20, 2000
Victor Goyenechea Fuentes	55	Director	October 20, 2000
Antonio Massanell Lavilla	51	Director	October 20, 2000
Alfonso Merry del Val Gracie	59	Director	October 20, 2000
Fernando de Almansa Moreno-Barreda	57	Director	April 1, 2003
Alejandro Burillo Azcarraga	54	Director	April 1, 2003
Javier Echenique Landiribar	54	Director	May 6, 2005
José María Más Millet(1)	52	Director and Secretary	June 28, 2002

(1)	Mr. Antonio Viana-Baptista and Mr. José María Más Millet were appointed by the Board of Directors and their appointments were ratified by the General Shareholders Meeting held on April 1, 2003. See “—Management—Board of Directors” for a description of the cooptation procedure.
(2)	Mr. Enrique Corominas Vila was appointed by the Board of Directors and his appointment has to be ratified by the next General Ordinary Shareholders Meeting to be held 2006.

Directors serve a five-year term from the date of appointment, and may be re-elected for additional terms.

A significant majority of our directors (13) are non-managing directors. Furthermore, we have appointed five independent directors to satisfy requirements of the Good Corporate Governance Standards and the rules of the New York Stock Exchange. Messrs. Berg, Canalejo Larrainzar, Merry del Val, Echenique and Más Millet are the independent directors on the Board of Directors. Likewise in accordance with the rules of the Board of Directors eight directors have been proposed for appointment by the majority shareholder. Mr. Lada Díaz, Mr. Álvarez-Pallete López, Mr. Carpio García, Mr. Goyenechea Fuentes, Mr. Massanell Lavilla, Mr. Corominas Vila , Mr. Burillo and Mr. de Almansa Moreno-Barreda have been proposed for appointment by our majority shareholder Telefónica, S.A.

The delegate committee of the Board of Directors consists of Messrs. Viana-Baptista, Corominas Vila, Álvarez-Pallete López, Merry del Val Gracie, de Almansa Moreno-Barreda, Canalejo Larrainzar, Echenique Landiribar, Lada Díaz, and Más Millet and is chaired by Mr. Viana-Baptista.

The audit and control committee of the Board of Directors consists of Messrs. Echenique, Canalejo and Merry de Val and is chaired by Mr. Echenique.

The nominating and compensation committee of the Board of Directors consists of Messrs. Más Millet, Echenique, Carpio García, Merry del Val and Berg and is chaired by Mr. Más Millet.

Executive Officers

The executive officers are elected by, and report to, the Board of Directors. Below is a list of our current Executive Officers and their respective positions with our company and ages at April 6, 2006.

Name	Ages	Position
Antonio Viana-Baptista	48	Chairman and Chief Executive Officer
Ernesto López Mozo	41	Chief Financial Officer
Fernando Herrera Santa María	45	Chief Commercial Officer of Telefónica Móviles España, S.A.
Antonio Hornedo Muguiro	51	General Counsel and Vice Secretary (non-member) of the Board of Directors
Ignacio Camarero García	56	Chief Operating Officer of Telefónica Móviles España, S.A.
Belén Amatriaín Corbi	47	Managing Director of Telefónica Móviles España, S.A.
Manuel Costa Marques	46	General Manager of Development of Business
Luis Miguel Gilpérez	47	Executive Director of the International Area of Telefónica Móviles
Emilio Gayo Rodríguez	40	General Manager of Operations of Telefónica Móviles
Eduardo Caride	48	Chief Executive officer for south area
Miguel Menchén Alumbreros	52	General Manager for Telefónica Móviles México
Iñigo Serrano Chacón	41	General Manager of Medi Telecom

The following is the biographical information for each of our directors:

Antonio Viana-Baptista has served as Chairman and Chief Executive Officer since September 2002. He is an economist who graduated from the Catholic University of Lisbon in 1980. He has a post graduate degree in European Economy (1981), and an MBA, obtained with a distinction mention, from INSEAD (Fontainebleu). He is member of the Board of Directors, the Delegate Committee of Telefónica S.A., the Board of Directors of O2 plc and the Supervisory Board of Cesky Telecom, a.s. He is also Chairman of Telefónica Móviles España, S.A. and member of the Board of Directors of Telefónica Internacional, S.A., Portugal Telecom SGPS, Brasilcel N.V., Telefónica de España, S.A. and Telefónica de Argentina, S.A. Until July 2002, he served as President of Telefónica Internacional and Executive President of Telefónica Latinoamérica. Before that he also served from 1991 until 1996, as Executive Director of BPI (Banco Portugues de Investimento). From 1985 until 1991 Mr. Viana-Baptista was Principal Partner of McKinsey & Co. in Madrid and Lisbon.

Enrique Corominas Vila serves as Vicepresident of the Board of Directors. He is currently the Chairman of the Control Committee of Caja de Ahorros y Pensiones de Barcelona or “La Caixa”. He also serves as a member of the Board of Directors of Abertis and AGBAR.

Luis Lada Díaz serves as a director. He is currently the Chairman of the Board of Telefónica de España. He holds a degree in telecommunications engineering and joined the Telefónica Group in 1973 in the Research and Development Department, rising through the ranks to hold various managerial and executive positions. In 1989, Mr. Lada was Deputy General Manager for Technology, Planning and International Services when he left the Telefónica Group to join Amper Group, a telecommunications systems and equipment manufacturer as General Manager for Planning and Control. Mr. Lada returned to the Telefónica Group in 1993 as Controller of the Subsidiaries and Participated Companies. In 1994, he was appointed as CEO of Telefónica Móviles España S.A., and was promoted to Chairman of Telefónica Móviles, S.A. in August 2000. He served as President until July 2002 after which he accepted his present position. He also serves on the Board of Directors of Telefónica Internacional, S.A., Telefónica, S.A., Sogecable, S.A. and Cesky Telecom, a.s.

José María Álvarez-Pallete López serves as a director. He is currently Chairman and Chief Executive Officer of Telefónica Internacional. He began his career at Arthur Young Auditors in 1987. In 1988, he joined Benito & Monjardin/Kidder, Peabody & Co., where he held various positions in the research and corporate finance departments. In 1995, he joined Valenciana de Cementos Portland (Cemex) as head of the Investor Relations and Studies department. In 1996, he was promoted to Financial Manager for the company in Spain, and in 1998 to General Manager for Administration and Financial Affairs for Cemex Group’s interests in Indonesia, headquartered in Jakarta. José María Álvarez-Pallete joined Telefónica in February 1999 as CFO of Telefónica Internacional. In September of the same year, he became CFO of Telefónica, S.A. He is also a member of, among others, the following Boards of Directors: Telefónica de España, Telefónica Móviles España, Telefónica Data, TPI, Telefónica de Argentina, Telesp, CTC Chile, Telefónica del Perú, Cesky Telecom, a.s. and China Network Corporation. Mr. Álvarez-Pallete holds a graduate degree in Economics from the Complutense University of Madrid. He also studied Economics at the Université Libre de Belgique.

Lars M. Berg serves as a director. Since August 2000, Mr. Berg has been an independent investor and consultant and non-executive board member of several companies in the telecommunications and financial industries, and currently serves as a director of Telefónica Móviles Colombia and Telcel Venezuela and, among others, Eniro AB, Ratos AB, Net Insight AB, Wayfinder Systems and Viamare Investment AB. In March 1999, he joined Mannesmann AG, Dusseldorf, as one of the members of the Executive Board, responsible for telecommunications, and from 1994 until 1999 he was President and Chief Executive Officer of Telia AB, a telecommunications operator in the Nordic/Baltic area. Between 1970 and 1994 he held various management positions in the Ericsson Group, including the position of President of Ericsson Venezuela, Ericsson Radio Systems Sweden AB, Ericsson Cables AB and Ericsson Business Networks AB, among others. He was a member of the Ericsson Corporate Management Committee for 10 years. Mr. Berg received a degree in business administration from the Gothenburg School of Economics in 1970.

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

Maximino Carpio García serves as a director. Mr. Carpio is a member of the Board of Directors of Telefónica, S.A. He also serves as a member of the Advisory Committee of Abengoa, S.A. From 1992 to 1995, Mr. Carpio was Dean of the Economics faculty and from 1984 to 1992, he was the head of the Department of Economics and Public Finance, in each case at the Universidad Autónoma de Madrid. Mr. Carpio also received his doctorate degree from the Universidad Autónoma de Madrid.

Victor Goyenechea Fuentes serves as a director. He is also a member of the boards of directors of, among others, Fonytel, and a member of the Advisory Board of Nokia. He served in the past as Deputy Director General of Banco Bilbao Vizcaya Argentaria since 1986 and managed BBVA’s Telecommunications, Media and Internet Unit From 1974 to 1986, he worked at Telefónica de España, S.A. as Deputy General Manager (“Subdirector General”). Mr. Goyenechea received his undergraduate degree in business and economics from the Universidad Comercial de Deusto, and a masters degree in strategic planning from the same institution. Currently he is retired and works as an independent consultant.

Antonio Massanell Lavilla serves as a director. He is also a senior Executive Vice President of Caja de Ahorros y Pensiones de Barcelona, “la Caixa,” and member of the Board of Directors of Telefónica, S.A., and among others, Port Aventura, S.A. and Baqueira Beret, S.A. and e-la Caixa. As a representative of Caja de Ahorros y Pensiones de Barcelona, he has worked with the Telefónica group in the deployment of Caja de Ahorros y Pensiones de Barcelona’s corporate telecommunications network. Mr. Massanell has a B.A. degree in Economics and Business Administration from the University of Barcelona.

Alfonso Merry del Val Gracie serves as a director. From 1976 until October 2000 Mr. Merry Del Val was Chief Executive Officer of Hipermercados Continente (España). He currently serves as a member of the Board of directors of among others, NH Hoteles, S.A., J. García Carrión, S.A. and AEGON Unión Aeguradora, S.A. He has also served as CEO of the merged Company Carrefour in Spain. Mr. Merry Del Val studied Business Administration at Bocconi University in Milan and holds a masters degree in Business Administration from Pavia University.

Javier Echenique Landiribar serves as a director and is the Chairman of the Audit and Control Committee. He currently serves as a member of the boards of directors of Telefónica Móviles México, S.A. de C.V. and, among others, ACS Actividades de Construcción y Servicios, S.A., URALITA, S.A., Hidrocantábrico, S.A. y Grupo Empresarial ENCE. In recent years he has served as a member of the boards of directors of Telefónica de España, S.A., Sevillana de Electricidad, S.A., Autopistas Concesionaria de España, S.A., Finanzia Banco de Crédito, S.A., Metrovacesa and Grupo AXA Aurora. Mr. Echenique served from 1990 as executive officer at various areas of BBVA. He received a degree in economics in 1974.

José María Mas Millet serves as a director and Secretary of the Board of Directors and is the Chairman of the Nominating and Compensation Committee. Mr. Mas is a member of the boards of directors of Telefónica Móviles Colombia, S.A., Telcel (Venezuela) and, among others, NH Hoteles, S.A., SOS CUETARA, S.A.,

SOTOGRANDE, S.A. and Aumar, S.A. From 1997 to April 2001, Mr. Más served as General Counsel of Telefónica, S.A. and Secretary of its Board of Directors. From 1995 to January 2000 he served on the Board of Directors of Caja de Ahorro de Valencia, Castellón y Alicante. Prior to 1997, Mr. Mas holds a degree in law.

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

The following is the biographical information for our executive officers:

Ernesto López Mozo serves as Chief Financial Officer. Mr. López is a member of the Board of Directors of Telefónica Móviles España, S.A., Telefónica Móviles México, S.A. de C.V., Brasilcel N.V., MobiPay International, S.A., Telefónica Móviles, S.A. (Perú) and Telefónica Móviles Colombia, S.A. He was previously a senior manager in the financing department of Telefónica, S.A. where he was also responsible for relationships with credit rating agencies. Before joining Telefónica in March 1999, Mr. López worked for five years at J.P. Morgan where he was a Vice President in charge of the interest rate derivatives trading desk for Spain and Portugal for three years. At J.P. Morgan, he was also involved in sales to mutual and pension funds. Prior to joining J.P. Morgan, Mr. López worked as an engineer, managing the construction of highways and other infrastructure. He holds a degree in civil engineering from ETSICCP in Madrid and a Masters in Business Administration from the Wharton School.

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

Antonio Hornedo Muguiro serves as the General Counsel and Vice-Secretary (non-member) of the Board of Directors. He serves as director of Telefónica Móviles El Salvador, S.A. de C.V., Telefónica Móviles Guatemala, S.A., Telefónica Móviles Panamá, S.A. and Multi Holding Corporation. Mr. Hornedo also serves as Secretary (non-member) of Seguros de Vida y Pensiones-ANTARES, S.A. He served as Secretary for Fonditel, EGFP from 1993 to 2000. Until March 1999, he worked as a legal counsel for Telefónica de España.

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

Luis Miguel Gilpérez serves as Executive Director of the International Area of Telefónia Móviles. Mr. Gilpérez also serves on the Board of Directors of Medi Telecom, S.A., Telefónica Móviles México, S.A. de C.V., Brasilcel, N.V., Telesp Celular Participaçoes, S.A. Telefónica Móviles, S.A (Perú), Telefónica Móviles Colombia, S.A. (Chairman), Otecel, S.A. (Chairman), Telcel Venezuela, C.A. (Chairman), Telefonia Celular de Nicaragua, S.A., Telefónica Móviles Argentina Holding, S.A., Telefónica Móviles Chile, S.A., Telefónica Móviles de Chile, S.A., Telefónica Móviles Panamá, S.A. (Chairman), Multiholding Corporation (Chairman), Telefónica Móviles Nicaragua, S.A. and Telefónica Móviles Guatemala, S.A. (Chairman), among others. He is also de Chairman of MobiPay International, S.A. Mr. Gilpérez has a degree in Industrial Engineering and an MBA. He began his career at an insurance company, where he worked for six years, in various departments. He joined the Telefónica group in 1981, where he has worked since. He has particularly been involved with activities related to mobile telephony. He was in charge of the service’s commercial activities from 1987 to 1993, when Telefónica Móviles España was created. At Telefónica Móviles España he has held management positions in virtually all its business areas.

Manuel Costa Marques serves as General Manager of Development of Latin American Business. From 1984 until 1990 he served as Executive Board Member of various financial institutions including a brokerage firm, two leasing companies and CISF, a listed Bank, where he was one of the three members of CISF’s Board Executive Committee. From 1990 until 1997 he was President, CEO and major shareholder of SISF, a holding company of various financial companies. SISF later became part of the Banco Portugues de Investimento Group. In 1997 he served as Managing Director of Banco Portugues de Investimento heading privatizations of companies, and as Executive Board member of Finangest, the holding company of all major Portuguese state industrial participations. Mr. Costa Marques also serves as Head of Strategic Planning, M&A and Corporate Finance, and member of the Board of Directors of Telefónica Internacional, S.A. Mr. Costa Marques also served as a member of the Board of Directors of Emergia N.V. from June 1999, until December 2002. He serves on the Board of Directors of Telefónica Móviles México and Otelcel, among others.

Miguel Menchén Alumbreros is acting General Manager of Telefónica Móviles Mexico. Mr. Menchen also serves on the Board of Directors of Telefónica Móviles México, S.A. de C.V. Mr. Menchén joined the Telefónica Group in 1978 and has held various managerial positions since including positions at Telefónica de España, and Telefónica Móviles España and Medi Telecom. Mr. Menchén holds a degree in Telecommunications engineering from the Madrid Universidad Politécnica.

Emilio Gayo Rodriquez serves as the General Manager of Operations of Telefónica Móviles. Mr. Gayo also serves on the Board of Directors of Mobipay International, S.A. He was previously a senior partner in Europraxis Consulting in charge of Telecommunication Industry and a member of its Board of Directors. Prior to joining Europraxis Consulting, he worked at Bain & Company and ATT Network Systems. Mr. Gayo has a degree in telecommunications engineering from the Universidad Politécnica de Madrid and a masters in business administration from IESE.

Eduardo Caride serves as Chief Executive Officer for the Southern Cone. He began his career with Deloitte & Touche. In 1981, he joined Citibank, holding several management posts until 1990, when he joined Telefónica de Argentina, S.A., where he was responsible for the Finance, Insurance, Internal Auditing, Budget and Investor Relations departments. In 1997, he was appointed Head of the Residential Communications Business Unit. In 1998, he became General Manager. Mr. Caride joined Emergia as Chief Operating Officer and in June 2001 he was appointed Executive Chairman of Telefónica Data and Emergia. In 2004, he was appointed General Manager for Argentina, Chile and Uruguay at Telefónica Móviles. He holds a degree as a certified public accountant and a graduate degree in business administration, both from the Economics Faculty of the University of Buenos Aires. Mr. Caride is a member of the Boards of Directors of Telefónica Móviles, S.A. (Perú), Telefónica Móviles Argentina Holding, S.A. Telefónica Móviles Chile, S.A. (Chairman), Telefónica Moviles de Chile, S.A. (Chairman), Telefónica Comunicaciones Personales and Abiatar (Chairman),. Telefónica Móviles Argentina, S.A. (Chairman), Compañia de Radiocomunicaciones Moviles, S.A. (Chairman), Telefónica Moviles Inversora, S.A. (Chairman), B.A. Celular Inversora, S.A. (Chairman), Compañia de Telefonos de la Plata, S.A. (Chairman).

Iñigo Serrano serves as General Manager for Medi Telecom. Before joining the Telefónica Group in 1996 he held several managerial positions at AT&T Network Systems and Nortel. Subsequently he has held various managerial positions in the Telefónica Group. He is also member of the Boards of Directors of Medi Telecom, S.A. Prior to his actual appointment he served as General Manager of corporate development in Asia. Mr.Serrano holds a degree in Telecommunications engineering from Madrid Universidad Politécnica.

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

In 2005, the aggregate compensation of all of our directors paid or accrued by us was € 3,789 thousand, as described in the following table:

Year 2005
(thousand euro)
Salaries(1)	762
Variable compensation(1)	661
Fixed remuneration (2)	2,085
Attendance fees	96
Benefits in kind(3)	71
External services(4)	114

Total	3,789

(1)	Compensation for Executive Directors.
(2)	Includes fixed remuneration for being members of board committees as well as compensation directors received for belonging to the Board of Directors of other Companies in the Telefónica Móviles Group.
(3)	Includes health insurance, housing, life insurance and pension plans for Executive Directors.
(4)	Includes compensation received by MELOG, BBVA and Mas Querol y Asociados for advisory and consulting services. See “Item 7.B Related Party Transactions—Agreement with Mr. Lars Berg” and “Item 7.B Related Party Transactions—Agreement with José María Más Millet.”

The following tables set forth the compensation received by our Directors in 2005:

Board of Directors. Annual amount of the fixed allowance received by each Director:

Year 2005
(thousand euro)
Chairman	120
Vicepresident	200
Members	120
Secretary	120

Other Board Committees.

Fixed amount for membership of Board Committees:

Position	At Year-End 2005
(thousand euro)
President(1)	20
Member	10

(1)	Not payable to the President of the Delegate Committee.

Annual amounts of per diems for attending Committee meetings received by the Directors as a whole:

	Number of meetings (Year 2005)	Per diem per meeting	Total paid to all committee members (Year 2005)
	(thousand euros)
Audit and Control Committee	11	1,250	35
Delegate Committee	1	1,250	11
Nominating and Compensation Committee	8	1,250	50

Our executive officers (excluding the Chairman), as well as those persons who report directly to the Chairman, received compensation of approximately €8,044 thousand in 2005, as described in the following table:

Year 2005
(thousand euros)
Salaries	4,928
Variable compensation	2,830
Benefits in kind	172
Pension plans	114
Total	8,042

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

The options have been exercised in tranches of one-third, one tranche in each of the three-month periods beginning January 3, 2004, January 3, 2005 and January 3, 2006. In each exercise period, options may only be exercised in full, except that options not exercised in any given exercise period are carried over to the next exercise period, with the limit of the last exercise period. The options may be settled in cash or in ordinary shares, at the election of the holder at the time of each exercise. The holder will bear the cost of any applicable withholdings, deductions and taxes, and any settlement costs arising out of the exercise of the options must be paid by the holder at the time of exercise.

In order to provide coverage for the MOS Program, on September 21, 2001, the Board of Directors resolved to carry out the capital increase approved by the Special Stockholders’ Meeting on October 26, 2000. The Company issued 21,445,962 shares of €0.50 par value each, which were subscribed and paid by BBVA (50%) and La Caixa (50%).

On September 27, 2001, Telefónica Móviles, S.A., on the one hand, and BBVA and La Caixa, on the other, entered into the related share subscription and call option contracts under which the two aforementioned financial institutions granted Telefónica Móviles, S.A. a call option on each of the shares subscribed in order to enable Telefónica Móviles, S.A. to meet its commitments to the beneficiaries of the MOS Program. The capital increase required in connection with physically-settled options was approved by the CNMV on September 28, 2001.

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

A total of 6,970 beneficiaries under the MOS Program held 9,446,373 options as of December 31, 2005. The first exercise period began on January 2, 2004 and ended April 3, 2004. During this period, a total of 79,823 options were exercised by 778 beneficiaries. Of those only two chose to receive shares, while the remainder chose to receive cash in the total amount of €109 thousand. Additionally, during 2004, we paid approximately €844 thousand to 859 beneficiaries holding 1,681,928 shares who have exited the MOS as a result of early terminations and voluntary resignations. The second exercise period ended in April 2005. A total of 1,019 employees exercised a total of 383,116 options. Of those only six chose to receive shares, while the remainder chose to receive cash in the total amount of €320.4 thousand. Additionally, during 2005, we paid approximately €791.7 thousand to 605 beneficiaries holding 1,307,6552 shares who have exited the MOS as a result of early terminations and voluntary resignations.

As of December 31, 2005 we have set aside a total of €8,000 thousand for benefits and pension plans for our executive Directors.

C. BOARD PRACTICES

The only board member that could potentially be entitled to employee benefits upon termination of employment is Antonio Viana-Baptista, our Chairman and Chief Executive Officer.

D. EMPLOYEES

Human Resources

We believe that our human resources constitute one of our key strengths as an integrated international wireless operator. As part of the Telefónica Group, we benefit from the human resources and recruiting strength of a leading international telecommunications group. The Telefónica Group has long endeavored to give promising managers experience in international markets. Consequently, we benefit from being able to draw managers from a significant pool of talent with experience in both Spain and Latin America. Approximately 20% of our senior managers are engineers by training, 20% hold degrees in business or economics, 10% have law degrees, 10% have studied computer science and 25% have other graduate and postgraduate degrees. We also believe that we benefit from the loyalty of our employees, as indicated by our relatively low level of employee turnover.

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

Employees

At December 31, 2005, we employed approximately 22,600 individuals in our consolidated operations. The following table sets forth the number of employees by country:

Country	2003	2004	2005
	(in thousands)
Spain (including headquarters in Madrid, Spain)	4.7	4.6	4.7
Brazil(1)	3.3	3.1	3.0
Argentina	0.8	0.9	2.9
Peru(2)	0.7	1.2	1.2
Mexico	2.0	1.9	2.0
El Salvador	0.3	0.3	0.4
Guatemala(3)	0.3	0.5	0.5
Colombia	—	1.8	2.0
Uruguay	—	0.3	0.3
Venezuela	—	2.4	2.4
Ecuador	—	0.6	0.7
Panamá	—	0.5	0.6
Nicaragua	—	0.2	0.3
Chile(4)	0.1	0.9	1.6

Total	12.2	19.2	22.6

(1)	Since our Brazilian operations are operated as a joint venture with Portugal Telecom, the number of employees in Brazil represents 50% of the total number of employees of the Brazilian entities which are proportionally consolidated in our financial statements.
(2)	The number of employees in Peru for 2004 and 2005 includes the employees of BellSouth Peru, which we acquired in October 2004.
(3)	The number of employees in Guatemala for 2004 and 2005 includes the employees of BellSouth Guatemala, which we acquired in October 2004.
(4)	The number of employees in Chile for 2004 and 2005 includes the employees of Telefónica Móvil de Chile, which we acquired in July 2004.

We are a party to collective bargaining agreements covering a total of approximately 9,900 employees of Telefónica Móviles España in Spain, Telefónica Móvil in Chile and Vivo in Brazil. New collective bargaining agreements were signed with employees of Telefónica Móviles España and Vivo in 2004. Our collective bargaining agreements typically govern salaries, overtime, length of workday, and benefits, as well as relations with the respective labor union of each company. Employees that are managers, directors or supervisors are ineligible to participate in these collective bargaining agreements. Items not covered by our collective bargaining agreements include organization of tasks and designation of employee responsibilities, recruiting and employee work schedules. All eligible employees in Spain and Brazil are party to such collective bargaining agreements. Neither we nor our operating companies have had any work stoppages or strikes.

We do not currently have any material pending labor-related claims.

E. SHARE OWNERSHIP

As of April 6, 2006, the members of our Board of Directors owned an aggregate of 82,024 of our ordinary shares, representing less than 0.01% of our capital stock, as shown in the table below.

Name	No. of Shares
Antonio Viana-Baptista	10,000
Luis Lada Díaz	13,576
José María Más Millet	10
José María Álvarez-Pallete López	1512
Lars M. Berg	12,500
Miguel Canalejo Larrainzar	0
Maximino Carpio García	3341
Enrique Corominas Vila	400
Victor Goyenechea Fuentes	2,202
Antonio Massanell Lavilla	105
Alfonso Merry del Val Gracie	378
Javier Echenique Landiribar	38,000
Alejandro Burillo Azcarraga	0
Fernando de Almansa Moreno-Barreda	0

Total	82,024

As of April 6, 2006, our executive officers (excluding members of the Board of Directors as noted above) owned an aggregate of 30,763 of our ordinary shares, representing less than 0.01% of our capital stock.

Pursuant to the MOS Program described in “Item 6.B Compensation—Employee Share Option Plan” above, executive directors and senior management have been granted options on our ordinary shares, some of them have exercised their options in the relevant exercise period, the remaining options granted and not exercise are as follows:

	Class A Options	Class B Options	Class C Options	Total
Antonio Viana-Baptista	45,434	45,434	90,868	181,736
Ignacio Camarero García	38,985	38,985	77,970	155,940
Ernesto López Mozo	18,019	18,019	36,038	72,076
Fernando Herrera Santamaría	18,019	18,019	36,038	72,076
Antonio Hornedo Muguiro	17,319	17,319	34,638	69,276
Manuel Costa Marques	20,078	20,078	40,156	80,312
Luis Miguel Gilpérez	24,940	24,940	49,880	99,760
Iñigo Serrano	4,876	4,876	9,752	19,504
Miguel Menchén Alumbreros	19,195	19,195	38,391	76,781

See “Item 6.B Compensation—Employee Share Option Plan” for further discussion of how the options may be exercised.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

As of April 6, 2005, according to information known to us or available in the public registers of the CNMV, beneficial owners of 5% or more of our voting stock were as follows:

Title of Class	Identity of Person or Group	Number of Shares	Percent
Ordinary(1)	Telefónica, S.A	3,077,983,129	71.07
Ordinary	Telefónica Internacional, S.A.	927,917,620	21.43

(1)	Number of shares held directly by Telefónica S.A. As of April 6, 2006, Telefónica S.A. owned, either directly or indirectly, through Telefónica Internacional, S.A. (TISA), its 100%-owned subsidiary, 92.5% of our capital stock. Pursuant to the planned merger between Telefónica, S.A. and Telefónica Móviles, S.A., Telefónica, S.A. has announced its intention to purchase the 927,917,620 Telefónica Móviles shares held by Telefónica Internacional, S.A.

Our major shareholders have the same voting rights as all of our other holders of ordinary shares.

As of March 29, 2006, holders with registered addresses in the United States owned an aggregate of approximately 1,603,274 of our ordinary shares, representing less than 0.004% of our ordinary shares issued and outstanding.

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

However, pursuant to the reasoned opinion sent by the European Commission to the Spanish government on November 25, 2005, the Spanish Cabinet approved a bill to abolish this framework for the disposal of publicly-owned shareholdings in certain companies. If adopted, this bill would accelerate the abolishment of this system, which, in Telefónica Móviles’ case, was scheduled to occur on February 18, 2007.

B. RELATED PARTY TRANSACTIONS

Relationship Between Our Company and the Telefónica Group

We were originally established as part of a broader reorganization of the Telefónica Group along global business lines to be the holding company for the Group’s wireless communications operations. We currently are the company through which the Telefónica Group conducts certain of its wireless operations.

The Telefónica Group also engages in wireless activities through companies that are not part of our group. For instance, Telefónica, S.A. engages in certain wireless activities through O2 plc, a large, well-established United Kingdom-based wireless company, and Cesky Telecom, which operates principally in the Czech Republic. These companies may have activities which overlap or compete with our activities. As a result, Telefónica, S.A. may be called upon to address competitive conflicts between Telefónica Móviles and other companies in the Telefónica Group. These conflicts would be addressed by the executive committee of the Board of Directors of Telefónica, S.A.

Proposed Merger with Telefónica, S.A.

On March 29, 2006, the Board of Directors of Telefónica Móviles approved Telefónica S.A.’s proposed merger with Telefónica Móviles. The share swap equation of 4 Telefónica shares, each with a par value of one euro, for every 5 Telefónica Móviles shares or ADSs, each with a par value of 0.50 euros, determined on the basis of the real value of the net worth of the two companies, has also been approved by the Boards of Directors of both companies. The merger proposal is subject to approval by the shareholders at the Ordinary and Extraordinary General Shareholders’ Meetings of both companies. If the merger is effected, Telefónica Móviles will be merged into Telefónica S.A. and will cease to exist as an independent corporate entity, with Telefónica acquiring all of the rights and obligations of Telefónica Móviles by universal succession. Accordingly, upon consummation of the merger, Telefónica Móviles’s shares and ADSs will cease to be listed on the Spanish stock exchanges and the NYSE, respectively, and the registration of Telefónica Móviles’s shares and ADSs with the Securities and Exchange Commission will be terminated.

Our Board of Directors, in the framework of the negotiation of the exchange ratio for the merger, also proposed for the approval of the General Shareholders’ Meeting the payment of additional dividends in the amount of €0.085 per share chargeable against the issue premium reserve and other distributable reserves and an interim dividend of €0.35 per share against the results obtained from January 1 through March 28, 2006, which, when aggregated with the dividend proposed by the Board of Directors on February 27, 2006, totals €0.64 per share. The effectiveness of the distribution is subject to approval of the merger by the shareholders’ meetings of both companies. Payment of the total dividend of €0.64 per share is expected to be made on July 21, 2006, before the merger of Telefónica and Telefónica Móviles is recorded with the Commercial Registry.

Business Transactions and Contractual Arrangements with Directors and Senior Management

During 2001 and 2002, we entered into the three agreements which currently remain in force with members of our Board of Directors or parties controlled by them. Both agreements were negotiated on an arm’s-length basis and are described below.

Agreement with Mr. Lars Berg

In 2001, we entered into a consulting agreement with MELOG, BBVA, a company controlled by one of our directors, Lars M. Berg. This agreement ended during second quarter of 2005. MELOG, BBVA provided telecom technology consulting services to the companies of the Telefónica Móviles Group. In 2005, we paid €54,091 to MELOG, BBVA under the consulting agreement.

Agreement with José María Más Millet

In 2001, we entered into an agreement with. José María Más Millet, Secretary of the Board of Directors, to provide legal advisory services to Telefónica Móviles, S.A. This agreement will continue in force for as long as Mr. Más Millet is Secretary of the Board of Directors. Compensation is negotiated on an arm’s-length basis and is calculated on a yearly basis. In 2005, we paid €60,777 to Mr. Más Millet’s firm under the agreement.

Agreement with the Burillo Group

Mr. Alejandro Burillo Azcarraga was appointed to our Board of Directors on April 1, 2003. Mr. Burillo is also the controlling shareholder of the Burillo Group, which in turn was an 8% shareholder in Telefónica Móviles Mexico, our holding company for our Mexican operations.

Our agreement with Mr. Burillo at the time that he was an 8% shareholder in Telefónica Móviles Mexico included put rights for the Burillo Group and call rights for us with respect to the Burillo Group’s shares in Telefónica Móviles Mexico. Under that agreement the dates for executing our call option would have been the third quarter of 2007 (4% share) and the third quarter of 2008 for the remaining 4% or 8% if the option was not partially exercised in 2007.

In December of 2005 we entered into a share exchange agreement with the Burillo Group whereby we acquired 8% of Telefónica Móviles Mexico, S.A. de C.V., increasing our holding to 100% of Telefónica Móviles Mexico.

The transaction represents a cost to us of €177 million. It is being structured via the exchange of shares of Telefónica Móviles Mexico, S.A. for the shares of Telefónica, S.A. Accordingly, Mr. Burillo will become a stockholder of the parent company of the Telefónica Móviles Mexico Group.

The operation will not involve any significant increase in our debt as, under IFRS, the minimum price for Grupo Burillo’s put option has been booked as debt. At December 31, 2005, such debt would have been €152.8 million.

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

The following is a discussion of our principal business transactions and contractual arrangements with Telefónica Group companies:

Agreements and Arrangements Providing for the Transfer of the Interest in NewComm Wireless Services, Inc. to Our Company

In September 2003, the secured convertible promissory notes representing the investment of Telefónica Internacional, S.A. in the Puerto Rican operator NewComm Wireless Services, Inc. were transferred to the Móviles Group. These convertible promissory notes and others directly owned by us, which amounted to $82 million, entitled us to acquire 49.9% of NewComm’s capital stock. We exercised these conversion of this notes on April 20, 2005. During 2005 and the first quarter of 2006, our interest in NewComm has been diluted to approximately 2% as a result of two separate capital increases in which we elected not to participate. Notwithstanding this, we are entitled to purchase after a period of three years commencing on April 20, 2005 the number of shares necessary for us to acquire control of NewComm. Telefónica, S.A. is guaranteeing up to US$100,000 thousand in loans to the company and we are providing Telefónica, S.A. with a counter guarantee.

Agreements with Terra Networks, S.A.

On June 12, 2003, Telefónica Móviles acquired 20% of Terra Mobile, S.A. from Terra Networks, thus obtaining ownership of all its shares of capital stock. The price agreed on was €1.

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

In 2005, Terra Networks, S.A. was merged with and into Telefónica, S.A.

Stock Purchase Agreement with Compañia de Telecomunicaciones de Chile

On May 18, 2004, the Board of Directors of Telefónica CTC Chile, S.A., or CTC, accepted our binding offer for the purchase of 100% of the shares of its subsidiary, Telefónica Móvil de Chile, S.A. Telefónica S.A. owns 43.6% of CTC. We have been managing Telefónica Móvil de Chile’s operations since 2000. We completed the acquisition on July 23, 2004. The purchase price was €869.9 million. In addition, we assumed approximately 168,000 million Chilean Pesos in debt owed by Telefónica Móvil de Chile to CTC.

Agreement with Telefónica Sistemas, S.A.

On June 27, 2003, Telefónica Móviles sold its holding in Telefónica Mobile Solutions S.A. to Telefónica Sistemas, S.A. for €1,129 thousand, the company’s book value at the sale date.

Intra-Group Loan and Financing Arrangements

The Telefónica Group has historically extended loans to our company or our subsidiaries to help satisfy our liquidity and capital resource requirements. At December 31, 2005, we had an aggregate of €9,824.5 million of loans and credit due to Telefónica, S.A. and other Telefónica Group companies. We expect that Telefónica, S.A. will continue to provide financing to us by obtaining funds at prevailing market rates and then on-lending these funds to our company. These on-lendings are expected to reflect the rates and terms our company would be able to obtain from third parties.

Interconnection and Related Telecommunications Services

As wireless service providers, our operating companies and the companies in which we hold an interest interconnect their networks with those of fixed-line service providers as well as those of other wireless service providers. We also require network and maintenance services. When possible, we utilize the interconnection and network maintenance services of other companies in the Telefónica Group, including, in Spain, Telefónica de España, S.A. In addition, as a result of the transfer of the Telefónica Group’s Peruvian and Argentine wireless operations we inherited established relationships between those wireless operators and Telefónica del Perú and Telefónica de Argentina, respectively. In Spain, as in each of the countries in which we operate, the terms of interconnection agreements are generally regulated by the respective governments to ensure that the same terms are available to all operators and that there is no discrimination based upon inter-company relationships. In 2005 and 2004, the “purchase and outside services” account accrued by the Telefónica Group amounted to €853 million and €735 million, respectively, which mainly include interconnection fees, use of network and maintenance.

Corporate, Administrative and Other Services

Although we intend to rely primarily on our own employees and resources for the provision of internal corporate and administrative services, including management of our finance, auditing, insurance, payroll, personnel, information technology and data processing needs, we also rely on the Telefónica Group for some of these services. The provision of services by the Telefónica Group would be made pursuant to arm’s-length agreements at fair market prices. In addition, some of operating companies may outsource specified corporate and administrative services to shared cost centers in the Telefónica Group, paying for them on a cost basis.

Proposed Merger with Telefónica, S.A.

On March 29, 2006, the Board of Directors of Telefónica Móviles approved Telefónica S.A.’s proposed merger with Telefónica Móviles. The share swap equation of 4 Telefónica shares, each with a par value of one euro, for every 5 Telefónica Móviles shares or ADSs, each with a par value of 0.50 euros, determined on the basis of the real value of the net worth of the two companies, has also been approved by the Boards of Directors of both companies. The merger proposal is subject to approval by the shareholders at the Ordinary and Extraordinary General Shareholders’ Meetings of both companies.

Management Contracts

Puerto Rico

In April 2005, our management and technical capacity transfer arrangements with NewComm Wireless Services, Inc. terminated.

Brazil

On October 5, 2000, we entered into an agreement with Telefónica Internacional pursuant to which Telefónica Internacional transferred to us all of its rights and obligations under a Consulting Services Agreement with Telerj Celular, Telest Celular, Telebahia Celular and Telergipe Celular, and under a Services Agreement with TBS Celular Participações, S.A. Pursuant to these agreements, we are entitled to an annual fee, in exchange for our services, varying from 1% to 2% of net revenues of these companies obtained by a formula with different variables. As of December 31, 2005 and 2004, the revenues earned in this connection relating to Telerj Celular, S.A. and Telest Celular, S.A. amounted to €11,499 thousand and €426 thousand, respectively, and those relating to Telebahia Celular, S.A. and Telergipe Celular, S.A. amounted to €753 thousand and 1,347 thousand, respectively.

Pursuant to the consulting service agreement with Celular CRT, S.A., we are entitled, in exchange for our services, to an annual fee equal to 1% of the net revenues of the Celular CRT, S.A., based on the fulfillment of certain contractually established network service quality requirements. The revenues earned in this connection amounted to €2,599 thousand and €2,315 thousand as of December 31, 2005 and 2004, respectively.

Peru

On December 17, 2004 Telefónica Móviles entered into contracts for the Transfer of Technical and Management Capacity with Telefónica Móviles S.A.C., which is Telefónica Móviles’ operator in Peru. The contract has an initial term of one year and can be extended for additional one-year periods. The contract for the transfer of technical capacity sets forth a fee equivalent to 1% of the billable income from Telefónica Móviles S.A.C.’s operations. This fee is fixed for the term of the contract. The contract for transfer of management capacity sets forth a detailed fee table in connection with the services to be provided by management capacity specialized professionals and technicians appointed by Telefónica Móviles. The accrued income from these services at year end December 31, 2005 and 2004 was €3,415 thousand and €11,569 thousand, respectively.

El Salvador

Until December of 2005, Telefónica Móviles S.A. was a party to a technical capacity transfer and management contracts with Telefónica Móviles El Salvador, S.A. de C.V. (TELESAL). Pursuant to this agreement, we are entitled, in exchange for our services, to an annual fee, payable quarterly, equal to 1% of the revenues received from services billed in transactions of Telefónica Móviles El Salvador, S.A. de C.V. under the technical capacity transfer contract, and 9% of the operating income reported by TELESAL under the management contract. The revenues earned from these contracts amounted to €2,367 thousand and €1,677 thousand as of December 31, 2004 and 2003, respectively.

Until December 31, 2005, Telefónica Móviles S.A. held applicable contracts for the Transfer of Technical and Management Capacity with Telefónica Móviles El Salvador, S.A. de C.V. (TELESAL). The compensation set forth in these contracts was an annual fee payable quarterly, equivalent to 1% of the income received from billed services of Telefónica Móviles El Salvador, S.A. de C.V.’s operations from the contract for transfer of technical capacity. Also, an annual 9% fee, payable quarterly, was set forth from TELESAL’s income derived from the management contract. The accrued income from both of these contracts at year end December 31, 2005 and 2004, was €4,130 thousand and €2,367 thousand, respectively. We are assessing the possibility of entering into a new contract.

Guatemala

Telefónica Móviles S.A. has entered into technical capacity transfer and management contracts with Telefónica Centroamerica Guatemala, S.A. (TCG). Pursuant to this agreement, we are entitled, in exchange for our services to an annual fee, payable quarterly, equal to 1% of the revenues received from services billed in transactions of TCG under the technical capacity transfer contract, and 9% of the operating income obtained by TCG under the management contract. The revenues earned from these two contracts amounted to €1,812 thousand and €793 thousand as of December 31, 2004 and 2003, respectively.

Until December 31, 2005, Telefónica Móviles S.A. held applicable contracts for the Transfer of Technical and Management Capacity with Telefónica Móviles Guatemala, S.A. de C.V. (TMG). The compensation set forth in these contracts was an annual fee payable quarterly, equivalent to 1% of the income received from billed services of TMG’s operations from the contract for transfer of technical capacity. Also, an annual 9% fee, payable quarterly, was set forth from TMG’s income derived from the Management contract. The accrued income from both of these contracts at year end December 31, 2005 and 2004, was €5,431 thousand and €1,812 thousand, respectively. We are assessing the possibility of entering into a new contract.

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

Tax-Sharing Arrangements

We will continue to be part of the Telefónica, S.A. tax consolidation group as long as Telefónica, S.A. beneficially holds at least 75% of our company. So long as this is the case, all tax credits and tax bases, up to the limit applicable to the Telefónica tax group, are transferred to Telefónica, S.A. recognizing the corresponding tax credit or debit with the parent company depending on the outcome of the individual company tax return.

The reorganization of the Telefónica Group along global business lines, including the transfers of its wireless operations to us, has been carried out to eliminate or minimize tax liabilities, both in Spain and in our other countries of operation. In order to achieve and preserve the favorable tax treatment for the reorganization, some limitations and restrictions may apply to future transfers of our interests in some of our operating companies for a period of time. We are controlled by the Telefónica Group and expect to comply with directives from Telefónica, S.A. designed to ensure that our actions do not result in the imposition on the Telefónica Group or our company of avoidable tax liabilities related to the reorganization.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

Item 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18.

Legal Proceedings

We and our operating companies are involved in various legal proceedings arising in the ordinary course of business. While it is not possible to determine the ultimate disposition of each of these proceedings, we believe the outcome of such proceedings, individually and in the aggregate, will not have a material adverse effect on our company’s consolidated results of operations or financial condition taken as a whole.

Spain

Antitrust violations for entering into exclusivity agreements

In 1999, the Spanish Antitrust Court fined us €3.66 million for abuse of dominant market position for restricting Airtel S.A.’s entry into the market by entering into exclusivity agreements during 1995 and 1996 and enjoined us to cease such practice. We appealed the decision before the Audiencia Nacional (National Court).

On February 3, 2003, the National Court dismissed the appeal filed by us and the two other operators. On September 23, 2003, we submitted our appeal to the Tribunal Supremo (Central Court) requesting reversal of the lower court decision. We expect the Central Court’s decision on May 16, 2006. We cannot assure you that the antitrust authorities will not find that we have abused our dominant position in the Spanish wireless market by being a party to exclusivity agreements after 1997 and, as a result, may impose further fines on us or rescind our current exclusivity agreements with those distributors.

Challenge to the Spanish Government’s increase of Spectrum Fees

The Spanish government adopted legislation imposing additional fees on us totaling approximately €228 million with respect to our use of spectrum both for new UMTS licenses as well as existing analog and digital concessions and other uses for year 2001. We filed claims with the Central Administrative Economic Tribunal (Tribunal Económico Administrativo Central) challenging the increase in fees for that year, which were dismissed in September 2001. We have paid all relevant fees to the State Secretariat of Telecommunications and have appealed before the National Court.

A ruling has since been made in the cases appealing the DCS-1800 and GSM reservation fees, raising the question of unconstitutionality. In the case of the UMTS license, Telefónica Móviles España, S.A. has pleaded to the National Appellate Court to raise the question of unconstitutionality at a higher instance, i.e. the Constitutional Court, and to bring the issue before the European Community Court of Justice for a preliminary ruling.

Economic-administrative claim relating to business tax (IAE) payment in 2003

In December 2003, Telefónica Móviles España, S.A. filed a claim with the regional tax authorities of Madrid in connection with the 2003 IAE payment of 26,000 thousand euros. Telefónica Móviles España believes the tax authorities committed an administrative error in processing this tax payment, not recognizing a prior wire payment of 3,226 thousand euros.

Telefónica Móviles España, S.A. has paid the amounts in question. The purpose of the claim is to demand the repayment of the amounts the Company believes it overpaid.

Interconnection termination tariffs with RETEVISIÓN MÓVIL, S.A.

The ruling on January 12, 2006 closed the interconnection suit brought by RETEVISIÓN MÓVIL, S.A. against Telefónica Móviles España, S.A, in relation to the call termination tariffs on the former’s network. Pursuant to the ruling, Telefónica Móviles España, S.A. must apply the interconnection call-termination fees in effect before October 7, 2004 retroactively from February 4, 2005. Telefónica Móviles España, S.A.’s appeal to this ruling was fully upheld by the CMT (telecommunications regulatory body) in its ruling on February 16. This ruling finds that RETEVISIÓN MÓVIL, S.A.’s termination rates in effect prior to October 7, 2004 are not applicable to Telefónica Móviles España, S.A. Accordingly, Telefónica Móviles España, S.A is not obliged to pay any amounts, in addition to those actually paid during the conflict in this regard. RETEVISIÓN MÓVIL, S.A. could file a complaint for judicial review by the CMT ruling within two months of the decision.

Germany

Ostheimer

In 2003, Ostheimer GmbH filed a suit against Quam GMBH demanding indemnification of 100 million euros as a result of damages arising from the termination of the framework distribution agreement signed with Quam. The courts ruled in favor of Quam GMBH in 2005. Ostheimer is appealing this ruling.

Cancellation of the license granted to Quam GMBH

In December 2004, the Regulatory Authority for Telecommunications and Post (RegTP) revoked the UMTS license granted to Quam GMBH in 2000. After obtaining a suspension of the revocation order, Quam filed a suit against the revocation order with the German courts. There are two main parts to this claim: the first seeking that the suspension of the license revocation order issued by the RegTP be upheld, and the second, in the event the first is not successful, seeking the partial and total repayment of the original amount paid for the license.

Italy

In the wake of the Italian government’s refusal to accept the return by Ipse 2000, S.p.A, of the additional 5Mhz of spectrum awarded to it after it was granted a UMTS license, Ipse 2000, S.p.A. filed a claim based on its right to renounce the rights granted to it by the government and requested a 826 million euro reduction in payments owed (corresponding to the 5Mhz of spectrum).

Simultaneously, in light of the new regulatory framework establishing a maximum annual price per 5Mhz, which is below that set when the license was granted to Ipse, S.p.A., the company filed a suit with the same organism of the Italian Ministry for Communications, requesting the cancellation of pending payments in connection with the UMTS license, which, if successful, would represent a reduction over the initial amount of between approximately 1.2 and 2.3 billion euros. On May 31, 2004, Ipse 2000, S.p.A. also filed a complaint against the Italian government’s allocation of GSM frequency free of charge.

Currently, all these claims have been brought under one suit. In August 2005, the Italian courts ruled against the first two claims and delayed its ruling on the last one (the free allocation of GSM frequency).

Additionally on January 31, 2006, the Italian Government notified Ipse 2000 S.p.A., of its decision to revoke the UMTS license granted in 2002. On March, 2006 Ipse 2000 S.p.A. appealed this revocation requesting additionally the reimbursement of losses and damages.

Mexico

Corporate income tax law regarding interest deductibility

Telefónica Móviles México, S.A. de C.V. and it subsidiaries filed a suit against certain temporary provisions of the corporate income tax law limiting deductibility of interest payments on loans under certain circumstances.

Notification was received in January 2006 that the case was being dismissed on the grounds that since the judge did not consider that it was the right time to call into question the unconstitutionality of the provisions.

The Mexican subsidiaries plan to appeal the ruling on the basis that the provisions in question have been detrimental to the companies since they came into effect.

Annual fees for use and operation of spectrum frequency

The Mexican Federal Rights Act establishes an annual fee for the use and operation of spectrum frequency tendered since 2003. Telefónica Móviles México, S.A. de C.V. was awarded spectrum on the 1900 MHz frequency in the tender process held in April 2005, on which it is obliged to pay spectrum fees.

Telefónica Móviles México, S.A. de C.V. has filed a claim against the unconstitutionality of the fee imposed on the spectrum it was granted.

In December 2005, Telefónica Móviles México, S.A. de C.V. appealed the sentence ruling against its claim.

Telefónica Móviles México, S.A. has paid the fees in question. The purpose of the claim is to demand the repayment of the amounts already paid.

Kargo, Inc., ACK Ventures Holdings, LLC and United Mobile Technologies, LLC.

Kargo, Inc., has filed a suit against Telefónica Móviles México, S.A. de C.V., Pegaso PCS, S.A. de C.V., Pegaso Telecomunicaciones, S.A. de C.V., Telefónica Móviles, S.A. and Telefónica, S.A. for the payment of damages, legal fees and expenses, and any other amounts deemed payable by the courts, for alleged failure to comply with a systems and hosting agreement negotiated by Pegaso PCS, S.A. de C.V.

The case is currently being heard at a Federal court. In January 2006, Telefónica Móviles México, S.A. de C.V. filed a motion to have the case dismissed for lack of grounds.

Challenge to Mexican federal government fee for public concessions

Licensee companies in Mexico pay the Mexican federal government a fee which is calculated as a share of their revenue from operating the public service concessions. On September 11, 2003, the Secretariat of Revenue and Public Credit issued an order stating that the revenues subject to this fee must include revenues obtained from interconnection traffic received from other communications companies under the “caller pays” system. Our Mexican operators. On October 2005, a ruling against Telefónica Móviles was issued. Telefónica Móviles México and our operators in Mexico have being paying according to this order. Accordingly, no additional payment will be required as a result of this decision.

Brazil

Universal service fund (FUST)

The Vivo Group operators have appealed ANATEL’s decision to modify the basis for calculating amounts payable into the FUST (Fundo de Universalização de Serviços de Telecomunicações), a fund to pay for telecommunications services providers’ obligations to provide universal service (wireline and wireless). On March 13, 2006, the Vivo Group companies were provisionally allowed to calculate amounts payable into FUST as if such modification had not taken place.

Lune

Lune Projetos Especiais em Telecomunicações Com has filed a suit against the VIVO Group companies, alleging to own the patent on “caller ID” and to have registered the “Bina” brand. The suit demands the cessation of this service and requests indemnification for an amount equal to the amount customers have paid for this service.

Several wireless infrastructure manufacturers, including subsidiaries of the VIVO Group, have lodged a complaint with the Brazilian institute for industrial property demanding that it declare the patent in question null and void.

PIS and COFINS

COFINS (Contribuição Social para o Financiamento da Seguridade Social) and PIS (Programa de Integração Social) are gross revenue taxes levied on corporations in Brazil. In 1998, Law 9,718 modified the calculation of these taxes, (i) increasing the COFINS tax from 2% to 3% and (ii) expanding the taxable base. The VIVO Group operators all elected to file a suit with the Brazilian state against this law and to fully provision these amounts, with the exception of Celular CRT S.A., which chose to pay the taxes pursuant to Law 9,718.

In terms of the expanded taxable base issue, two VIVO Group companies (Tele Centro Oeste Celular Participaçoes S.A. and Telergipe Celular S.A.) have been granted favorable rulings. Rulings in favor of the rest of the companies are expected over the course of the coming year.

Venezuela

Appeal for tax review by TELCEL, C.A. in 2002 against the Venezuelan agency (SENIAT) which is demanding TELCEL, C.A. pay approximately 54,364,291 euros for alleged tax irregularities between 11-01-94 and 10-31-95, 11-01-95 and 10-31-96 and between 11-01-96 and 10-31-97.

Medi Telecom’s challenge to Moroccan regulator’s decision

In March 2002, Medi Telecom filed claims against the Moroccan wireless regulator’s decision that interconnection fees be calculated by the second, having the Court ruled against Medi Telecom petition.

B. SIGNIFICANT CHANGES

In December of 2005 we entered into a share exchange agreement with the Burillo Group whereby we acquired 8% of Telefónica Móviles Mexico, S.A. de C.V., increasing our holding to 100% of Telefónica Móviles Mexico.

The transaction represents a cost to us of €177 million. It is being structured via the exchange of shares of Telefónica Móviles Mexico, S.A. for the shares of Telefónica, S.A. Accordingly, Mr. Burillo will become a stockholder of the parent company of the Telefónica Móviles Mexico Group.

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

	Telefónica Móviles
	Shares(1)		ADS(2)
	High	Low	High	Low
	(euro)		(U.S. dollars)
Annual Information for the past five years
2001	11.01	4.90	10.63	5.00
2002	8.75	5.46	7.80	5.40
2003	8.37	5.30	10.58	5.90
2004	9.51	7.89	12.83	9.71
2005	10.14	8.35	13.14	10.04
Quarterly information for the past two years
2004
First Quarter	9.51	8.28	12.09	10.21
Second Quarter	9.17	8.27	11.09	9.97
Third Quarter	8.77	7.89	10.93	9.71
Fourth Quarter	9.40	8.56	12.83	10.64
2005
First Quarter	10.14	9.14	13.14	11.75
Second Quarter	9.48	8.59	12.18	10.37
Third Quarter	9.45	8.35	11.46	10.04
Fourth Quarter	9.38	8.53	11.12	10.20
Most recent six months
October	9.21	8.53	11.12	10.21
November	9.38	8.71	10.90	10.26
December	8.93	8.66	10.65	10.20
January	9.29	8.93	11.20	10.46
February	9.95	8.80	11.79	10.49
March	10.95	9.75	13.35	11.62
April (through April 6)	10.72	10.68	13.05	12.88

(1)	Source: Madrid stock exchange.
(2)	Source: Factiva, a Dow Jones & Reuters Company

Securities Trading in Spain

The Spanish securities market for equity securities consists of four stock exchanges located in Madrid, Bilbao, Barcelona and Valencia and the Automated Quotation System, or Mercado Continuo. During 2005, the Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish stock exchanges.

Automated Quotation System

The Automated Quotation System links the four Spanish stock exchanges, providing those securities listed on it with a uniform continuous market that eliminates certain of the differences among the local exchanges. The principal features of the system are the computerized matching of buy and sell orders at the time of entry of the order. Each order is executed as soon as a matching order is entered, but can be modified or canceled until executed. The activity of the market can be continuously monitored by investors and brokers. The Automated Quotation System is operated and regulated by Sociedad de Bolsas, S.A., a corporation owned by the companies that manage the stock exchanges. All trades on the Automated Quotation System must be placed through a brokerage firm, an official stock broker or a dealer firm that is a member of a Spanish stock exchange. Beginning January 1, 2000, Spanish banks were able to become members of a Spanish stock exchange and are therefore able to place trades on the Automated Quotation System.

In a pre-opening session held from 8:30 a.m. to 9:00 a.m. each trading day, an opening price is established for each security traded on the Automated Quotation System based on a real-time auction in which orders can be entered, modified or cancelled but are not executed. During this pre-opening session, the system continuously displays the price at which orders would be executed if trading were to begin. Market participants only receive information relating to the auction price (if applicable) and trading volume permitted at the current bid and offer price. If an auction price does not exist, the best bid and offer price and associated volumes are shown. The auction terminates with a random period of 30 seconds in which share allocation takes place. Until the allocation process has finished, orders cannot be entered, modified or cancelled. In exceptional circumstances (including the inclusion of new securities on the Automated Quotation System) and after giving notice to the CNMV, Sociedad de Bolsas, S.A. may establish an opening price without regard to the reference price (the previous trading day’s closing price), alter the price range for permitted orders with respect to the reference price and modify the reference price.

The computerized trading hours are from 9:00 a.m. to 5:30 p.m. During the trading session, the trading price of a security is permitted to vary up to a maximum so-called “static” range of the reference price, provided that the trading price for each trade of such security is not permitted to vary in excess of a maximum so-called “dynamic” range with respect to the trading price of the immediately preceding trade of the same security. If, during the trading session, there exist matching bid and ask orders over a security within the computerized system which exceed any of the above “static” and “dynamic” ranges, trading on the security is automatically suspended and a new auction is held where a new reference price is set, and the “static” and “dynamic” ranges will apply over such reference price. The “static” and “dynamic” ranges applicable to each particular security are set up and reviewed periodically by Sociedad de Bolsas, S.A.

Between 5:30 p.m. and 8:00 p.m., trades may occur outside the computerized matching system without prior authorization from Sociedad de Bolsas, S.A. at a price within the range of 5% above the higher of the average price and closing price for the day and 5% below the lower of the average price and closing price for the day if there are no outstanding bids or offers, respectively, on the system matching or bettering the terms of the proposed off-system transaction and, if, among other things, the trade involves more than €300,000 and more than 20% of the average daily trading volume of the stock during the preceding three months. These trades must also relate to individual orders from the same person or entity and be reported to the Sociedad de Bolsas, S.A. before 8:00 p.m. At any time trades may take place (with the prior authorization of the Sociedad de Bolsas, S.A.) at any price if:

•	the trade involves more than €1.5 million and more than 40% of the average daily volume of the stock during the preceding three months;

•	the transaction derives from a merger or spin-off process, or from the reorganization of a group of companies;

•	the transaction is executed for the purposes of settling a litigation or completing a complex group of contracts; or

•	Sociedad de Bolsas, S.A. finds other justifiable cause.

Information with respect to the computerized trades between 9:00 a.m. and 5:30 p.m. is made public immediately, and information with respect to trades outside the computerized matching system is reported to Sociedad de Bolsas, S.A. by the end of the trading day and published in the Boletín de Cotización and in the computer system by the beginning of the next trading day.

Clearance and Settlement System

A new financial act (Ley 44/2002 de Medidas de Reforma del Sistema Financiero) was enacted on November 22, 2002, to increase the efficiency of the Spanish financial markets. The new law introduced a new article, 44-bis to the Ley del Mercado de Valores (the “Spanish Securities Act”) under which Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores S.A.U., or Iberclear, was created.

Iberclear is regulated by the Spanish Securities Act and where appropriate by Royal Decree 505/1987 of April 3, 1987, Royal Decree 166/1992 of February 14, 1992, and by any other related regulation. This company, which is a wholly owned subsidiary of Bolsas y Mercados Españoles, Sociedad Holding de Mercados y Sistemas Financieros, S.A. (the “Sociedad Holding”), has the following functions:

•	bookkeeping of securities represented by means of book entries admitted to trading in the stock markets or in the public debt book entry market.

•	managing the clearance and settlement system for the brokerage transactions in the stock markets and at the public debt book entry market.

•	providing technical and operational services directly linked to the registry, clearance and settlement of securities, or any other service required by Iberclear to be integrated with any other registry, clearance, and settlement systems.

Iberclear will provide the CNMV, the Bank of Spain and the Ministry of Economy with the information that these entities may request regarding the registry, clearance and settlement performed within the systems managed by Iberclear.

Transactions carried out on the Spanish stock exchanges are cleared and settled through Iberclear.

Only members of the system are entitled to use Iberclear, and membership is restricted to authorized broker members of the Spanish stock exchanges, the Bank of Spain (when an agreement, approved by the Spanish Ministry of Economy and Finance, is reached with Iberclear) and, with the approval of the CNMV, other brokers not members of the Spanish stock exchanges, banks, savings banks and foreign settlement and clearing systems. The clearance and settlement system and its members are responsible for maintaining records of purchases and sales under the book-entry system. Shares of listed Spanish companies are held in book-entry form. Iberclear, which manages the clearance and settlement system, maintains a registry reflecting the number of shares held by each of its member entities (each, an entidad adherida) as well as the amount of such shares held on behalf of beneficial owners. Each member entity, in turn, maintains a registry of the owners of such shares. Spanish law considers the legal owner of the shares to be the member entity appearing in the records of Iberclear as holding the relevant shares in its own name or the investor appearing in the records of the member entity as holding the shares.

The settlement of any transactions must be made three business days following the date on which the transaction was carried out.

Obtaining legal title to shares of a company listed on a Spanish stock exchange requires the participation of a Spanish official stockbroker, broker-dealer or other entity authorized under Spanish law to record the transfer of shares. To evidence title to shares, at the owner’s request, the relevant member entity must issue a certificate of ownership. In the event the owner is a member entity, Iberclear is in charge of the issuance of the certificate with respect to the shares held in the member entity’s name.

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

Spanish Securities Market Legislation

The Spanish Securities Act, which became effective in 1989, restructured the organization and supervision of the Spanish securities markets. This legislation and the regulations implementing it:

•	established an independent regulatory authority, the CNMV, to supervise the securities markets;

•	established a framework to regulate trading practices, public offerings, tender offers and insider trading;

•	required stock exchange members to be corporate entities;

•	required companies listed on a Spanish stock exchange to file annual audited financial statements and to make public quarterly financial information;

•	established the legal framework for the Automated Quotation System;

•	exempted the sale of securities from transfer and value added taxes;

•	deregulated brokerage commissions; and

•	provided for transfer of shares by book-entry or by delivery of evidence of title.

Effective in November 1998, Law 24/1988 was amended by Law 37/1998, of November 16, 1998. The amendment introduced the following changes:

•	The concept of the “investment services company” was created. Brokers, dealers and portfolio managing companies are considered to be investment services companies. These companies are entitled to render investment services and complementary activities. Banks are not considered to be investment services companies, although they may render investment services upon becoming members of the Spanish stock exchanges.

•	An investment services company must be authorized by the Ministry of Treasury in order to render investment services and complementary activities. Once authorization is obtained, the founders of the investment services company must incorporate the company as a sociedad anónima or a sociedad de responsabilidad limitada, both limited liability corporations and, once incorporated, the company must be registered with the Commercial Registry (Registro Mercantil) and the CNMV. This registration must be published in the State Official Gazette.

•	The European principle of “single passport” or “single license” was introduced within the Spanish legal system. Under this principle, an investment services company may render investment services and complementary activities within European Union member countries, either through a branch or directly. Any necessary authorizations and licenses must be obtained from the authorities of the country of domicile (the “home country principle”), but the applicable market conduct rules are those set forth in the legislation of the country in which the investment services company renders its services (the “host country principle”).

•	Spanish investment services companies wishing to render their services overseas must be authorized to do so. However, in the event that they wish to provide services within the European Union, they need only give prior notice to the CNMV.

•	An investment guarantee fund was created to protect investors from the insolvency of any investment services company. This fund has the same purpose as the deposit guarantee fund, which is currently in charge of refunding deposits made in insolvent Spanish financial entities. Spanish investment services companies are obligated to maintain a stake in the investment guarantee fund through participation in the share capital of the managing company of the fund.

On July 8, 2003, in order to increase the transparency of the Spanish financial markets, the Spanish parliament passed the so-called “Transparency Act” (Ley de Transparencia), also known as the “Ley Aldama”. The Act regulates the corporate governance structure of listed companies, setting out new reporting obligations and defining the duties of directors and their legal liabilities. The Transparency Act amends the Securities Market Act of 1988 (24/1988) and the Public Companies Act approved by Legislative Royal Decree 1564/1989.

On November 16, 2005, Royal Decree 1310/2005 on admission to trading of securities, public offers and required prospectuses was published. This Royal Decree incorporates Directive 2003/71/CE of the European Parliament and of the Council dated on November 4, 2003 on the prospectus to be published when securities are offered to the public or admitted to trading, into Spanish law. Previously, this Directive has been partially incorporated into Spanish Law with the Royal Decree 5/2005 enacted on March 11, 2005. Royal Decree 1310/2005 repeals Royal Decree 201/1992, of March 27, 1992, regarding admission to trading of securities and public offers and establishes the regulation of the applicable requirements for the admission of securities to the Spanish stock exchanges and the requirements for the preparation, review and distribution of the prospectus to be published when transferable securities are offered to the public.

On November 23, Royal Decree 1333/2005 on insider trading was published. The Royal Decree 1333/2005 develops the Securities market Law 24/1988, July 28, regarding market abuse and completes the incorporation into to Spanish Law of the new European Community Regulation regarding this matter.

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

Significant Differences between our Corporate Governance Practices and U.S. Corporate Governance Standards

Corporate Governance Guidelines

In Spain, companies with securities listed on a Spanish stock exchange are expected to follow the Olivencia Code of Good Governance and the Aldama Report, which include recommendations for corporate governance guidelines and shareholder disclosure. Additionally, listed companies are now required by law to publish an Annual Report on Corporate Governance and also to publish corporate governance information on their websites. We base our corporate governance procedures on the recommendations of the Olivencia Code and the Aldama Report. As part of our corporate governance procedures, we have adopted regulations for our Board of Directors that govern, among other things, director qualification standards, responsibilities, compensation, access to management information, the Board of Directors’ purpose and each of our Board Committee’s purpose and responsibilities. Moreover, we have a Regulation of the General Shareholders’ Meeting that aims to reinforce its transparency, providing shareholders with a framework guaranteeing and facilitating exercise of their rights. The Annual Report on Corporate Governance published by us provides a detailed explanation of our corporate governance procedures and explains the role and duties of our Board of Directors and Board Committees.

Our Annual Report on Corporate Governance is available at our registered office and on our website at www.telefonicamoviles.com. None of the information contained on our website is incorporated in this Annual Report.

Committees

We have had an Audit and Control Committee since 2000, composed of three directors deemed independent by our Board of Directors. Our committees’ functions and duties are similar to those required by the NYSE.

We have a Nominating and Compensation Committee, which is composed of one non-executive director and four directors deemed independent by our Board of Directors. The functions, composition and competencies of this committee are determined by our Board of Directors and are very similar to those required by the NYSE.

Independence of the Board

As of the date of this Annual Report, we had 14 directors, out of which five have been deemed independent by our Board of Directors. A significant majority of our current directors (12) are non-executive directors. The NYSE rules include detailed criteria for determining director independence. We, in accordance with our Board of Directors’ Regulations, assess the independence of our directors by evaluating, among other things, (i) the contractual, employment and commercial relations between directors and us, (ii) other Board of Directors positions held by directors and (iii) the director’s familial relationships. The Nominating and Compensation Committee evaluates these criteria and notifies the Board of Directors of its decision. Our Board of Directors, in turn, is responsible for assessing whether a director is deemed independent as reported in our Annual Report on Corporate Governance.

Internal audit function

We have a General Internal Audit Department responsible for internal audit matters and for ensuring the efficiency of the internal audit control process of our different units. This General Internal Audit Department reports directly to the Audit and Control Committee, thus supporting the adequate performance of all its functions.

Non-executive director meetings

Pursuant to the NYSE listing standards, non-executive directors of U.S. listed companies must meet on a regular basis without management present and the company must disclose a method for any interested parties to communicate directly with the non-executive directors. As a group, our non-executive directors do not meet formally without management present. Our Audit and Control Committee, which is composed of three independent directors, has unanimously approved procedures that allow any employee to anonymously and confidentially report instances of fraud, alterations of financial information or specific risks to the company and its subsidiaries. These procedures are currently in place.

Code of ethics

The NYSE listing standards require U.S. companies to adopt a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. We have adopted, as required by the Sarbanes-Oxley Act, a code of ethics that applies to our principal executive officer, principal financial officer and to our senior financial officers. We also have an Internal Code of Conduct for securities markets issues to prevent insider trading misconduct and to control possible conflicts of interest. In addition, the Regulations of the Board of Directors set out in detail our directors’ main obligations relating to conflicts of interest concerning business opportunities, misappropriation of our assets, confidentiality and non-competition.

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

General

At April 6, 2006, our issued share capital was €2,165,275,448 represented by 4,330,550,896 ordinary shares, with a nominal value per share of €0.50. Non-residents of Spain may hold and vote ordinary shares subject to the restrictions set forth below.

Attendance and Voting at Shareholders’ Meetings

Each ordinary share entitles the shareholder to one vote. Any share may be voted by written proxy, and proxies may be given to any individual. Proxies are valid only for a single meeting.

Under our by-laws, Regulation of the General Shareholders Meeting and the Spanish Corporation Law, General meetings of shareholders may be either ordinary or extraordinary. Ordinary general meetings must be convened within the first six months of each fiscal year on a date fixed by the Board of Directors. As a general rule, extraordinary general meetings may be called from time to time by our Board of Directors at its discretion or at the request of shareholders representing at least 5% of our share capital. Notices of all shareholders’ meetings must be published in the Commercial Registry Official Gazette (Boletín Oficial del Registro Mercantil) and in a major local newspaper within the province of Madrid at least one month prior to the date fixed for the meeting.

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

Form and Transfer

Our shares are in registered book-entry form. Transfers executed through stock exchange systems are implemented pursuant to the stock exchange clearing and settlement procedures carried out by the Spanish clearing institution. Transfers executed outside of stock exchange systems, that is, over the counter, are implemented pursuant to the general legal regime for book-entry transfer, including registration by the Spanish clearing institution.

There are no restrictions with respect to the transfer of our shares.

Liquidation Rights

Under Spanish law, upon our liquidation, the shareholders would be entitled to receive, on a pro rata basis, any assets remaining after the payment of our debts and taxes and liquidation expenses.

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

For the purposes of the previous paragraph, pursuant to the provisions of the Shareholders’ Agreement entered into by us, Portugal Telecom SGPS, S.A. and PT Moveis SGPS, S.A., a change of control is considered to exist if (i) a competitor of either party acquires (x) 15% of the share capital of Telefonica, S.A. or Portugal Telecom SGPS, S.A. or (y) the majority of the share capital of any subsidiary of Telefonica, S.A. or Portugal Telecom SGPS, S.A. holding shares in Brasilcel, NV; or (ii) a corporate transaction takes place with respect to Telefonica, S.A. or Portugal Telecom SGPS, S.A. and as a consequence thereof the majority of the members of the board of directors of such entities change.

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

Under the stock purchase agreement, the total assets of the aforementioned operators were valued at US$4,330 million (US$5,850 million including the investments in Argentina and Chile acquired in January 2005). The following sets for the values assigned to, and the acquisition cost for Telefónica Móviles of, each Latin American operator acquired from BellSouth during fiscal year 2004:

•	Acquisition of all the shares of the operator Otecel, S.A. (Ecuador) for a total company value of US$833 million. The acquisition cost for Telefónica Móviles, adjusted by the company’s net debt, was €663.4 million.

•	Acquisition of 60% of the shares of Telefónica Móviles y Compañía, S.C.A. in Guatemala, representing BellSouth’s entire stake in that company and representing a total company value of US$175 million. Telefónica Móviles subsequently acquired the remaining 40% of the company’s shares directly from its minority shareholders. The total acquisition cost for Telefónica Móviles, adjusted by the company’s net debt, was €92.5 million.

•	Acquisition of 43.68% of the shares of BellSouth Panamá, S.A., representing BellSouth’s entire stake in that company. Telefónica Móviles subsequently acquired an additional 55.88% of the company’s shares from its minority shareholders. The company value of BellSouth Panamá, S.A. was US$657 million. The total acquisition cost for Telefónica Móviles, adjusted by the company’s net debt, was €549.3 million.

•	Acquisition of all the shares of Telcel, S.A. (Venezuela) for a total company value of US$1,195 million. The acquisition cost for Telefónica Móviles, adjusted by the company’s net debt, was €1,224.0 million.

•	Acquisition of all the shares of Telefónica Móviles Colombia, S.A. for a total company value of US$1,050 million. The acquisition cost for Telefónica Móviles, adjusted by the company’s net debt, was €517.5 million.

•	Acquisition of 97.43% of the shares of Comunicaciones Móviles del Perú, S.A. (formerly know as BellSouth Perú, S.A.), representing BellSouth’s entire stake in that company, for a total company value of US$210 million. Telefónica Móviles subsequently acquired an additional 2.42% of the company’s shares from its minority shareholders. The acquisition cost for Telefónica Móviles, adjusted by the company’s net debt, was €7.7 million.

•	Acquisition of all the shares of Telefonía Celular de Nicaragua, S.A. for a total company value of US$150 million. The acquisition cost for Telefónica Móviles, adjusted by the company’s net debt, was €148.7 million.

•	Acquisition of a 68% interest in Abiatar, S.A., representing BellSouth’s entire stake in that company. Telefónica Móviles subsequently acquired an additional 32% of the company’s shares from its minority shareholders. The total company value of Abiatar, S.A. was US$60 million. The acquisition cost for Telefónica Móviles, adjusted by the company’s net debt, was €49.4 million.

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

Trading in Our Own Shares

At December 31, 2005, we held 1,599 shares of treasury stock derived from our employee option scheme. We may from time to time purchase shares in the secondary market subject to the restrictions described below.

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

Any acquisition of our own shares exceeding, or that causes us and our subsidiaries’ holdings to exceed, 1% of our share capital must be reported to the CNMV. At our general shareholders’ meeting on May 6, 2005, our shareholders authorized our Board of Directors to acquire up to 5% of our share capital. This authorization is valid for 18 months from the date of such authorization. A proposal authorizing our Board of Directors to acquire up to 5% of our share capital will be voted on by shareholders at our next general ordinary shareholders’ meeting.

E. TAXATION

The following is a general summary of the material Spanish and U.S. federal income tax consequences to U.S. Holders (as defined below) of the ownership and disposition of shares or ADSs. This summary is based upon Spanish and U.S. tax law, (including the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed Treasury Regulations, rulings, judicial decisions and administrative pronouncements), and the Convention Between the United States of America and the Kingdom of Spain for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Taxes on Income (the “Treaty”), all as currently in effect, and all of which are subject to change or changes in interpretation, possibly with retroactive effect. In addition, the summary is based in part on the representations of the Depositary and assumes that each obligation provided for in, or otherwise contemplated by, the Deposit Agreement or any other related agreements will be performed in accordance with its terms.

As used herein, the term “U.S. Holder” means a beneficial owner of one or more shares or ADSs:

(a) that is, for U.S. federal income tax purposes, one of the following:

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

The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders. Accordingly, the availability of foreign tax credits to U.S. Holders of ADSs and the reduced tax rate for dividends received by certain non-corporate U.S. Holders of ADRs, both as described below, could be affected by actions that may be taken by parties to whom ADSs are pre-released.

For purposes of the Treaty and U.S. federal income tax, U.S. Holders of American Depositary Receipts (“ADRs”) will generally be treated as owners of the ADSs evidenced thereby and the shares represented by such ADSs.

This discussion assumes that Telefónica Móviles, S.A. is not, and will not become, a passive foreign investment company (“PFIC”), as discussed below under “United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

Spanish Tax Considerations

Taxation of Dividends

Under Spanish law, dividends paid by Telefónica Móviles to a U.S. Holder are subject to an income tax withheld at source on the gross amount of dividends at a 15% tax rate.

On June 15, 2005, we made a cash dividend distribution of €0.193 per share.

Taxation of Capital Gains

Spanish income tax is generally levied at a 35% tax rate on capital gains obtained by nonresidents of Spain who are not entitled to the benefit of any applicable treaty for the avoidance of double taxation and who do not operate through a fixed base or a permanent establishment in Spain.

Under the Treaty, capital gains realized by U.S. Holders arising from the disposition of shares or ADSs will not be taxed in Spain provided that the seller has not maintained a direct or indirect holding of at least 25% in our capital during the twelve months preceding the disposition of the shares or ADSs. U.S. Holders will be required to establish that they are entitled to the exemption from tax under the Treaty by providing to the relevant Spanish tax authorities Spanish Form 210 and a certificate of residence on U.S. Internal Revenue Service (“IRS”) Form 6166 from the IRS stating that to the best knowledge of the IRS, such U.S. Holder is a U.S. resident within the meaning of the Treaty. Since July 5, 2004, U.S. Holders were required to request the IRS Form 6166 certificate of residence by filing IRS Form 8802 with the IRS. The U.S. Holder must attach to IRS Form 8802 a signed statement by the U.S. Holder declaring that the U.S. Holder was or will be a resident of the United States for the period for which the Treaty benefit is claimed. Spanish law requires that both of these forms (Spanish Form 210 and IRS Form 6166) be filed within one month from the date in which the capital gain is realized.

Spanish Wealth Tax

Individual U.S. Holders who hold shares or ADSs located in Spain are subject to the Spanish Wealth Tax (Impuesto sobre el Patrimonio) (Spanish Law 19/1991), which imposes tax on property located in Spain on the last day of any year. Individuals who hold shares or ADSs located outside of Spain are not subject to the Spanish Wealth Tax. However, the Spanish tax authorities may argue that all shares of Spanish corporations and all ADSs representing such shares are located in Spain for Spanish tax purposes. If such a view were to prevail, U.S. Holders who held shares or ADSs located or deemed to be located in Spain on the last day of any year would be subject to the Spanish Wealth Tax for such year at marginal rates varying between 0.2% and 2.5% of the average market value of such shares or ADSs during the last quarter of such year, as published by the Spanish Ministry of Economic Affairs. U.S. Holders should consult their own tax advisors with respect to the Spanish Wealth Tax.

Spanish Inheritance and Gift Taxes

Transfers of shares or ADSs on death and by gift to individuals are subject to Spanish inheritance and gift taxes (Impuesto sobre Sucesiones y Donaciones), respectively, if the transferee is a resident of Spain for tax purposes, or if the shares or ADSs are located in Spain at the time of death, regardless of the residence of the heir or beneficiary. The applicable tax rate, after applying all relevant factors, ranges from 7.65% and 81.6% for individuals. Gifts of shares granted to corporate U.S. Holders are subject to corporate tax which is generally levied at the rate of 35%.

Expenses of Transfer

Transfers of shares or ADSs will be exempt from any transfer tax (Impuesto sobre Transmisiones Patrimoniales) or value-added tax. Additionally, no stamp tax or duties will be levied on such transfers.

United States Federal Income Tax Considerations

Taxation of Dividends

Distributions received by a U.S. Holder on shares or ADSs, including the amount of any Spanish taxes withheld, other than certain pro rata distributions of shares to all shareholders (including ADS holders), will constitute foreign source dividend income to the extent paid out of Telefónica Móviles’ current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). The amount of the dividend a U.S. Holder will be required to include in income will equal the U.S. dollar value of the euro, calculated by reference to the exchange rate in effect on the date the payment is received by the Depositary (in the case of ADSs) or by the U.S. Holder (in the case of ordinary shares), regardless of whether the payment is converted into U.S. dollars on the date of receipt. If a U.S. Holder realizes gain or loss on a sale or other disposition of euro, it will be U.S. source ordinary income or loss. Corporate U.S. Holders will not be entitled to claim the dividends-received deduction with respect to dividends paid by Telefónica Móviles. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends received by certain non-corporate U.S. Holders in taxable years beginning before January 1, 2009 will be taxable at a maximum rate of 15%. Non-corporate U.S. Holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at these favorable rates.

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

Taxation Upon Sale or Other Disposition of Shares or ADSs

A U.S. Holder will generally recognize capital gain or loss on the sale or other disposition of shares or ADSs, which will be long-term capital gain or loss if the U.S. Holder has held such shares or ADSs for more than one year. The amount of the U.S. Holder’s gain or loss will be equal to the difference between the amount realized on such sale or other disposition and the U.S. Holder’s tax basis in the shares or ADSs, as determined in U.S. dollars. Any gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes.

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

If Telefónica Móviles is treated as a PFIC for any taxable year during which a U.S. holder held a share or ADS, gain recognized by such U.S. Holder on a sale or other disposition of shares or ADSs would be allocated ratably over the U.S. Holder’s holding period for the shares or ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before Telefónica Móviles became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to each such taxable year. Further, any distribution in respect of shares or ADSs in excess of 125% of the average of the annual distributions on shares or ADSs received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available (including a mark-to-market election) to U.S. Holders that may help to mitigate the adverse U.S. federal income tax consequences resulting from Telefónica Móviles being a PFIC.

In addition, if Telefónica Móviles were to be treated as a PFIC in a taxable year in which it pays a dividend or the prior taxable year, the favorable dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

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

We are subject to the informational requirements of the CNMV and the Spanish stock exchanges and file reports and other information relating to our business, financial condition and other matters with the CNMV and the Spanish stock exchanges. You may read such reports, statements and other information (including the annual and biannual financial statements) at the public reference facilities maintained in Madrid, as well as through our website at “http://www.telefonicamoviles.com.” Some of our filings with the Spanish National Securities Commission are also available at the website maintained by the Spanish securities commission at “http://www.cnmv.es.”

I. SUBSIDIARY INFORMATION

Not applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various types of market risk in the normal course of our business, including the impact of changes in interest rates, and foreign currency exchange rates. We actively manage interest rate risk and foreign currency exchange rate risk, in part with financial derivatives. All of our financial derivative transactions are entered into for hedging purposes. However, we are required to classify some of these derivative contracts as held for trading purposes. Instruments that are classified for accounting purposes as trading are carried on the books at market prices, and gains or losses arising therefrom are recorded immediately in the income statement as financial revenue or expense, as appropriate.

Gains or losses on these instruments are recorded as adjustments to the underlying transactions. Our counterparties in our financial derivatives transactions are Telefónica S.A. and financial institutions.

Interest rate risk

We use several derivative strategies, including swaps to manage our exposure to interest rate fluctuations. Giving effect to these derivative transactions, at December 31, 2005 approximately 73.8% of our long-term debt portfolio bore interest at a variable rate. Our floating rate debt portfolio is principally subject to fluctuations in the London Interbank Offered Rate (particularly for the U.S. dollar LIBOR), the European Interbank Offered Rate (EURIBOR) and the Brazilian Selic, Brazil’s prime rate.

Exchange rate risk

The exchange rate risk to which we are exposed derives principally from (1) our long-term debt portfolio that is denominated in (or swapped into) currencies other than the euro and (2) the fact that we conduct a substantial amount of business in, and have substantial investments in, countries outside of Spain, principally Latin American countries. We hedge our debt-related exchange rate exposure to the extent that we consider necessary and hedges are commercially available. From time to time we hedge our exchange rate exposure arising from attributed net income from our non-Spanish subsidiaries. We use swaps, options and exchange rate forward contracts to manage our exposure to exchange rate fluctuations.

Tabular description of market rate sensitive instruments

The tables below describe the financial instruments bearing interest or exchange rate risk for the companies consolidated in the Telefónica Móviles Group.

The tables below have been prepared as follows:

•	The debt obligations are ordered according to their final characteristics and taking into account the effect of the associated derivative instruments. They are classified according to the currency in which they are denominated, within the following categories:

•	Euro (EUR);

•	U.S. dollar (USD);

•	Latin American currencies (ARS Argentinean Pesos; BRL Brazilian Reais; CLP Chilean Pesos; COP Colombian Pesos; PEN Peruvian Pesos; MXN Mexican Pesos; GTQ Guatamalan Quetzales);

•	Japanese Yen (JPY); and

•	Moroccan dirham (MAD).

•	Each such group is further divided into:

•	Floating rate interest; and

•	Fixed rate interest.

•	Each column shows the notional amount of each debt obligation maturing in the year indicated at the top of the column through a five-year period. The notional amount outstanding after such five-year period is shown in the next column. The column “Total” is the sum of the notional amounts.

•	Notional amounts do not include accrued interest.

The fair value columns show the value for (1) the underlying debt (net present value), (2) the derivatives linked to the underlying debt (Black & Sholes Model for the options and net present value for the others) and (3) the total (the sum of the two previous values).

MARKET RISK SENSITIVE INSTRUMENTS

TELEFÓNICA MÓVILES GROUP

Instruments outstanding at December 31, 2005

(Millions of €, except percentages)

	MATURITY DATES							FAIR VALUE
	2006	2007	2008	2009	2010	Thereafter	TOTAL	Underlying Debt	Associated Derivatives	TOTAL
EURO	2.320	2,297	487	1,270	479	-22	6,830	7,435	-887	6,547

Floating Rate	2,061	2,094	259	1,227	310	-22	5,930	6,846	-1,255	5,591
Spread—Ref Euribor	0.59%	1.52%	-0.08%	0.54%	0.58%	-7.42%	0.91%
Fixed Rate	259	203	228	43	168	—	900	588	367	956
Interest Rate	5.42%	5.84%	3.22%	3.63%	6.43%	—	5.06%

AMERICA	2,135	738	429	1,180	483	477	5,443	2,618	1,176	3,794

Instruments in USD	-162	-7	96	972	58	341	1,298	3,055	-2,115	940
Floating Rate	-132	-118	10	907	12	73	753	2,280	-1,559	721
Spread	-2.94%	-0.55%	61.78%	0.04%	0.77%	0.56%	1.53%
Fixed Rate	-30	111	86	64	47	268	546	775	-556	219
Interest Rate	3.32%	5.10%	4.09%	4.75%	5.61%	5.53%	5.26%

Instruments in ARS	126	57	—	—	—	—	183	-21	149	128
Floating Rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed Rate	126	57	—	—	—	—	183	-21	149	128
Interest Rate	7.35%	9.48%	—	—	—	—	8.01%

Instruments in BRL	532	444	18	37	145	17	1,193	37	836	873
Floating Rate	365	444	18	37	145	17	1,026	37	674	712
Spread	0.19%	0.12%	0.12%	—	—	3.95%	0.19%
Fixed Rate	167	—	—	—	—	—	167	—	161	161
Interest Rate	10.40%	—	—	—	—	—	10.40%

Instruments in CLP	430	82	180	79	—	—	771	-56	765	709
Floating Rate	260	—	20	18	—	—	298	—	293	293
Spread	—	—	-0.35%	-0.33%	—	—	-0.04%
Fixed Rate	170	82	160	62	—	—	474	-56	472	417
Interest Rate	4.05%	4.49%	4.82%	5.14%	—	—	4.53%

Instruments in UFC	1	1	1	1	1	1	4	5	—	5
Floating Rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed Rate	1	1	1	1	1	1	4	5	—	5
Interest Rate	7.85%	7.85%	7.85%	7.85%	7.85%	7.85%	7.85%

Instruments in PEN	138	25	—	—	—	—	163	-23	131	108
Floating Rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed Rate	138	25	—	—	—	—	163	-23	131	108
Interest Rate	4.72%	5.32%	—	—	—	—	4.81%

Instruments in COP	245	58	128	—	—	0	430	31	404	435
Floating Rate	97	—	0	—	—	0	97	0	96	96
Spread	0.00%	—	6.50%	—	—	6.50%	0.00%
Fixed Rate	148	58	128	—	—	—	334	31	308	339
Interest Rate	9.20%	8.79%	8.04%	—	—	—	8.68%

Instruments in VEB	—	—	—	—	—	—	—	-639	—	-639
Floating Rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed Rate	—	—	—	—	—	—	—	-639	—	-639
Interest Rate	—	—	—	—	—	—	—

Instruments in MXN	810	80	7	92	279	118	1,385	239	993	1,232
Floating Rate	702	13	3	88	277	—	1,084	279	808	1,087
Spread	-0.01%	-0.66%	-0.52%	2.59%	0.60%	—	0.35%
Fixed Rate	108	67	3	3	2	118	301	-40	185	145
Interest Rate	7.75%	7.93%	8.83%	8.83%	8.83%	9.25%	8.41%

Instruments in GTQ	15	—	—	—	—	—	15	-10	13	3
Floating Rate	15	—	—	—	—	—	15	—	13	13
Spread	—	—	—	—	—	—	—
Fixed Rate	—	—	—	—	—	—	—	-10	—	-10
Interest Rate	—	—	—	—	—	—	—

	MATURITY DATES							FAIR VALUE
	2006	2007	2008	2009	2010	Thereafter	TOTAL	Underlying Debt	Associated Derivatives	TOTAL
ASIA	0	-0	0	—	—	1	1	84	-83	2

Instruments in JPY	0	-0	0	—	—	1	1	84	-83	2
Floating Rate	0	0	0	—	—	1	2	2	—	2
Spread	3.79%	3.79%	3.79%	—	—	3.79%	3.79%
Fixed Rate	0	-0	—	—	—	—	-0	83	-83	0
Interest Rate	1.80%	0.03%	—	—	—	—	0.03%

AFRICA	—	—	—	—	—	91	91	—	55	55

Instruments in MAD	—	—	—	—	—	91	91	—	55	55
Floating Rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed Rate	—	—	—	—	—	91	91	—	55	55
Interest Rate	—	—	—	—	—	4.54%	4.54%

TOTAL	4,455	3,035	917	2,450	962	547	12,366	10,137	260	10,397

Exchange Rate Options									—	7

All amounts are expressed in millions of euro, except for interest rates.

Sensitivity to interest rates at December 31, 2005

Detail for Interest Rate Swaps

(Millions of €, except percentages)

	MATURITY DATES
	2006	2007	2008	2009	2010	Subsequent	TOTAL	Fair Value
EURO	—	—	—	—	—	—	—	1

Fixed to floating	—	—	—	—	—	—	—	-15

Receiving leg		-66	-313	-49			-428	-41
Average Interest Rate		3.34%	4.32%	3.27%			4.05%
Paying leg		66	313	49			428	26
Average Spread		—	—	—			—

Floating to fixed	—	—	—	—	—	—	—	-16

Receiving leg		-66	-498	-255			-819	-50
Average Spread		—	—	—			—
Paying leg		66	498	255			819	66
Average Interest Rate		3.34%	3.87%	(4.65)%			4.07%
USD	—	—	—	—	—	—	—	-2

Floating to fixed	—	—	—	—	—	—	—	-2

Receiving leg		-51	-44				-95	-10
Average Spread	—	—	—	—	—	—	—
Paying leg		51	44				95	8
Average Interest Rate	—	3.81%	3.87%	—	—	—	3.84%
BRL	—	—	—	—	—	—	—	—

Floating to floating	—	—	—	—	—	—	—	—

Receiving leg		-115					-115	-57
Average Spread		9.43%					9.43%
Paying leg		115					115	57
Average Spread		—					—
MXN	—	—	—	—	—	—	—	2

Floating to fixed	—	—	—	—	—	—	—	2

Receiving leg	-105	-58			-7		-169	-15
Average Spread	-0.64%	-0.83%			-0.54%		-0.70%
Paying leg	105	58			7		169	17
Average Interest Rate	7.72%	7.93%			8.43%		7.82%

All amounts are expressed in millions of euro, except for interest rates.

MARKET RISK SENSITIVE INSTRUMENTS

TELEFÓNICA MÓVILES GROUP

Instruments outstanding at December 31, 2004

	MATURITY DATES							FAIR VALUE (Euro in millions)
	2005	2006	2007	2008	2009	Thereafter	TOTAL	Underlying Debt	Associated Derivatives	TOTAL
EURO	2,400	3,096	2,275	306	223	503	8,803	7,904	1,136	9,040

Floating Rate	1,079	2,853	2,089	95	197	43	6,356	5,856	1,109	6,965
Spread—Ref Euribor	-0.77%	0.41%	1.52%	-1.08%	0.79%	0.57%	0.57%	—	—	—
Fixed Rate	1,321	243	186	211	26	460	2,447	2,048	27	2,075
Interest Rate	5.14%	5.68%	6.23%	3.35%	4.98%	5.29%	5.15%	—	—	—

AMERICA	188	250	282	356	756	426	2,258	3,418	-936	2,482

Instruments in USD	-916	-188	5	121	684	418	124	3,083	-2,303	780
Floating Rate	-1,238	-93	-22	121	668	90	-474	2,017	-2,124	-107
Spread	-0.13%	-0.90%	-4.00%	4.49%	0.33%	0.10%	-2.33%	—	—	—
Fixed Rate	322	-95	27	—	16	328	598	1,066	-179	887
Interest Rate	5.04%	-4.00%	5.23%	5.68%	6.08%	5.39%	6.70%	—	—	—
Instruments in ARS	15	7	50	—	—	—	72	—	73	73
Floating Rate	15	—	—	—	—	—	15	—	15	15
Spread	—	—	—	—	—	—	—	—	—	—
Fixed Rate	—	7	50	—	—	—	57	—	58	58
Interest Rate	—	9.25%	9.48%	—	—	—	9.45%	—	—	—
Instruments in BRL	416	233	58	85	3	6	801	297	82	379
Floating Rate	336	233	58	85	3	4	719	295	—	295
Spread	0.502%	-4.431%	1.284%	1.072%	3.781%		-0.95%	—	—	—
Fixed Rate	80	—	—	—	—	2	82	2	82	84
Interest Rate	16.364%						15.97%	—	—	—
Instruments in CLP	260	—	65	144	63	—	532	—	531	531
Floating Rate	260	—	—	16	14	—	290	—	289	289
Spread	—	—	—	-0.35%	-0.33%	—	-0.04%	—	—	—
Fixed Rate	—	—	65	128	49	—	242	—	242	242
Interest Rate	—	—	4.49%	4.82%	5.14%	—	4.80%	—	—	—
Instruments in PEN	133	11	8	—	—	—	152	—	153	153
Floating Rate	48	—	—	—	—	—	48	—	48	48
Spread	—	—	—	—	—	—	—	—	—	—
Fixed Rate	85	11	8	—	—	—	104	—	105	105
Interest Rate	4.53%	5.95%	5.35%	—	—	—	4.75%	—	—	—
Instruments in COP	129	95	30	—	—	—	254	30	215	245
Floating Rate	129	5	—	—	—	—	134	30	97	127
Spread	0.37%	4.00%	—	—	—	—	0.50%	—	—	—
Fixed Rate	—	90	30	—	—	—	120	—	118	118
Interest Rate	—	9.32%	10.55%	—	—	—	9.63%	—	—	—
Instruments in MXN	150	92	66	6	6	2	322	7	313	320
Floating Rate	3	3	11	3	3	1	24	—	175	175
Spread	-8.48%	2.97%	-0.66%	-0.52%	-0.52%	-0.52%	-1.14%	—	—	—
Fixed Rate	147	89	55	3	3	1	298	7	138	145
Interest Rate	3.98%	7.75%	7.93%	8.83%	8.83%	8.83%	5.95%	—	—	—
Instruments in GTQ	1	—	—	—	—	—	1	1	—	1
Floating Rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed Rate	1	—	—	—	—	—	1	1	—	1
Interest Rate	10.50%	—	—	—	—	—	10.50%	—	—	—

ASIA	—	—	—	—	—	—	—	25	-2	22

Instruments in JPY	—	—	—	—	—	—	—	25	-2	22
Floating Rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed Rate	—	—	—	—	—	—	—	25	-2	22
Interest Rate	—	—	—	—	—	—	—	—	—	—

AFRICA	31	—	—	—	—	—	31	—	31	31

Instruments in MAD	31	—	—	—	—	—	31	—	31	31
Floating Rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed Rate	31	—	—	—	—	—	31	—	31	31
Interest Rate	4.23%	—	—	—	—	—	4.23%	—	—	—

TOTAL	2,619	3,346	2,557	662	979	929	11,092	11,347	229	11,576

EXCHANGE RATE OPTIONS	22	—	—	—	—	—	22	—	22	22

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

(b) Internal Control Over Financial Reporting. There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Mr. Miguel Canalejo Larrainzar, Mr. Javier Echenique Landiribar and Mr. Alfonso Merry del Val Gracie are “audit committee financial experts” as defined in Item 16A of Form 20-F.

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

Item 16C. ACCOUNTANTS’ FEES AND SERVICES

The fees accrued for the fiscal year of 2005 from the various member firms of Ernst & Young, to which Ernst & Young, S.L., our auditors belong, amounted to €3,450 thousand. The fees accrued for the fiscal year 2004 from the various member firms of the Deloitte Touche Tohmatsu international organization, to which Deloitte, S.L., our auditors that year belong, amounted to €4,476 thousand. These fees include the total amounts of the Spanish and foreign companies in which we have effective control or joint control with third parties.

These fees included the following:

	2005 Ernst & Young	2004 Deloitte
	(in thousands of euro)
Audit Fees	2,587	3,355
Audit-Related Fees(1)	190	837
Tax Fees(2)	64	175
All Other Fees(3)	609	109

Total Fees	3,450	4,476

(1)	Audit-Related Fees: The services included under this caption are basically due diligence services related to business combinations, review of information required by the different regulatory authorities and attestation services related to financial reporting that are not required by statute or regulation.
(2)	Tax Fees: The services included under this caption are, among others, consultancy and tax advising, review of tax returns, studies of transference prices, tax reviews and issuance of tax opinions required by local regulations.
(3)	All Other Fees: The services included under this caption are assistance in relation to the Sarbanes-Oxley Act, improvement and consolidation of Internet portals, process consulting related to project implementation and quality assurance and revision of operating procedures.

Audit Committee Pre-approval Policies and Procedures

Our audit committee policies and procedures, Regulations on Relations with External Auditing of Telefónica Móviles, S.A., are filed as Exhibit 14.1.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table shows the repurchases of shares made by the Group or any of its affiliated purchasers during 2005:

Period of Fiscal Year	(a) Total Number of Shares (or Units) Purchased(1)	(b) Average Price Paid per Share (or Unit)(2) (euros)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs(1)	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
January 1 to January 31	—	—	—	21,158,843
February 1 to February 29	—	—	—	21,158,843
March 1 to March 31	13.688	2	13.688	21,141,155
April 1 to April 30	—	—	—	21,141,155
May 1 to May 31	—	—	—	21,141,155
June 1 to June 30	25.796	2	25.796	21,115,359
July 1 to July 31	—	—	—	21,115,359
August 1 to August 31	121.365	2	121.365	20,993,994
September 1 to September 30	—	—	—	20,993,994
October 1 to October 31	—	—	—	20,993,994
November 1 to November 30	9.165	2	9.165	20,984,829
December 1 to December 31	—	—	—	20,984,829

Total	170.014		170.014	20,984,829

(1)	All of the share purchases were made to cover our obligations to beneficiaries under our corporate stock option plan (the “MOS Program”) pursuant to call option agreements with BBVA and La Caixa. The MOS Program is our sole public stock option plan. The MOS Program was approved by a Special Stockholders’ Meeting on October 26, 2000 and publicly announced on September 28, 2001. The final exercise period under the MOS Program ended on April 3, 2006. The company must settle any options exercised within three months of the exercise date. The General Shareholders Meeting after the settlement takes place must approve either the amortization of the unexercised options or their rollover into a new options scheme. For further information on our MOS Program, see “Item 6.B—Compensation—Employee Share Option Plan”.
(2)	Our call option agreements with BBVA and La Caixa, pursuant to which all of our purchases of Telefónica Móviles shares were made, provide for a fixed purchase price of €2.00 per share.

PART III

Item 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

Item 18. FINANCIAL STATEMENTS

Please see pages F-1 through F-116.

Item 19. EXHIBITS

Exhibit Number

1.1	Amended and Restated Articles of Association (English translation).**

4.1	Contribution Agreement dated as of April 26, 2002 among Telefónica Móviles, S.A., Don Alejandro Burillo Azcáraga, Doña Carmela Azcáraga Milmo, Scotiabank Inverlat S.A. Institución de Banca Múltiple Grupo Financiero Scotiabank Inverlat.*†

4.2	Stock Purchase Agreement dated as of April 26, 2002 among Telefónica Móviles, S.A., Pegaso Telecomunicaciones, S.A. de C.V., Pegaso Comunicaciones y Sistemas, S.A. de C.V., Pegaso PCS, S.A. de C.V., Pegaso Finanzas, S.A. de C.V., Pegaso Finco I, S.A. de C.V., Pegaso Recursos Humanos, S.A. de C.V., Don Alejándro Burillo Azcáraga, Doña Carmela Azcáraga Milmo, Scotiabank Inverlat S.A. Institución de Banca Múltiple Grupo Financiero Scotiabank Inverlat, Leap PCS Mexico, Inc., Leap Wireless International, Inc., International Equity Investments, Inc., NI Media Equity, LLC, Laif X SPRL, Qualcomm Incorporated, Sprint Mexico, Inc., Sprint Corporation, Alacatel, and Telefonaktiebolaget LM Ericsson (PUBL).*

4.3	Shareholders Agreement dated as of October 17, 2002, amended as of December 3, 2004, among Telefónica Móviles, S.A., Portugal Telecom, SPGS, S.A., PT Móveis, SGPS, S.A., and Brasilcel B.V.****†

4.4	Subscription Agreement dated as of October 17, 2002 among Telefónica Móviles, S.A., Portugal Telecom, SPGS, S.A., PT Móveis, SGPS, S.A., and Brasilcel B.V.****†

4.5	Stock purchase agreement dated as of March 5, 2004 by and among Telefónica Móviles, S.A., each of the entities listed on Schedule 1 thereto, and BellSouth Corporation.***

4.6	Share Purchase Agreement dated as of July 23, 2004 among Compañía de Telecomunicaciones de Chile S.A., Compañía de Telecomunicaciones de Chile-Equipos y Servicios and Inversiones Telefónica Móviles Holdings Limitada.*****

4.7	Merger Plan dated March 29, 2006 between Telefónica Móviles, S.A. and Telefónica, S.A.*****

8.1	Subsidiaries of Telefónica Móviles, S.A.

11.1	Code of Ethics***

12.1	Certification of the Chairman and Chief Executive Officer of Telefónica Móviles, S.A., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Chief Financial Officer of Telefónica Móviles, S.A., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Regulations on Relations with External Auditing of Telefónica Móviles, S.A.***

*	Incorporated by reference to Telefónica Móviles S.A.’s annual report on Form 20-F for 2001.
**	Incorporated by reference to Telefónica Móviles S.A.’s annual report on Form 20-F for 2002.
***	Incorporated by reference to Telefónica Móviles S.A.’s annual report on Form 20-F for 2003.
****	Incorporated by reference to Telefónica Móviles S.A.’s Amendment No. 1 to its annual report on Form 20-F for 2003, filed with the Securities and Exchange Commission on January 31, 2005 (Commission File No. 001-15158).
*****	Incorporated by reference to Telefónica Móviles S.A.’s filing made pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended, on March 29, 2006.
†	Confidential material appearing in this document has been omitted and filed separately with the Securities and Exchange Commission in accordance with the Securities Exchange Act of 1934, as amended, and Rule 24b-2 promulgated thereunder. Omitted information has been marked through.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Telefónica Móviles, S.A.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Telefónica Móviles, S.A:

We have audited the accompanying consolidated balance sheet of Telefónica Móviles, S.A. and companies composing the Telefónica Móviles Group, as of December 31, 2005 and the related consolidated statements of income, cash flows and recognized income and expense for the year then ended. These consolidated financial statements are the responsibility of the controlling Company’s Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2005 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telefónica Móviles, S.A. and companies composing the Telefónica Móviles Group as of December 31, 2005, and of the consolidated results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards as adopted by the European Union, which differ in certain respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 20 to the consolidated financial statements.

Ernst & Young, S.L.

/s/ José Luis Perelli Alonso
José Luis Perelli Alonso

Madrid, Spain

April 12, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Telefónica Móviles, S.A.:

We have audited the accompanying consolidated balance sheet of Telefónica Móviles, S.A. and of the companies comprising the Telefónica Móviles Group (the “Company”) as of December 31, 2004, the related consolidated statements of income, cash flows and recognized income and expense for the year then ended. These consolidated financial statements are the responsibility of the controlling Company’s Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provide a reasonable basis for our opinion.

Comparative financial statements related to the year ended December 31, 2003, as required in IAS 1, Presentation of Financial Statements, are not presented. In our opinion, disclosure of such comparative information is required under International Financial Reporting Standards, as adopted by the European Union.

In our opinion, except for the omission of the comparative financial statements as discussed in the preceding paragraph, such consolidated financial statements present fairly, in all material respects, the financial position of Telefónica Móviles, S.A. and of the companies composing Telefónica Móviles Group as of December 31, 2004, and the results of their operations and their cash flows for the year ended December 31, 2004, in conformity with International Financial Reporting Standards, as adopted by the European Union.

As discussed in Note 2, the Company adopted International Financial Reporting Standards, as adopted by the European Union (“IFRS-EU”) in preparing their consolidated financial statements as of and for the year ended December 31, 2005. For purposes of these consolidated financial statements, the Company has developed accounting policies based on IFRS-EU issued to date that are effective at the Company’s reporting date of December 31, 2005. IFRS 1, First-time Adoption of International Financial Reporting Standards, requires that an entity develops accounting policies based on the standards and related interpretations effective at the reporting date of its first IFRS-EU financial statements. IFRS 1 also requires that those policies be applied as of the date of transition to IFRS-EU and throughout all periods presented in the first IFRS-EU financial statements. Accordingly, the figures for 2004 differ from those previously contained in the approved consolidated financial statements for 2004, which were prepared in accordance with the accounting principles generally accepted in Spain (“Spanish GAAP”) in force in that year.

IFRS-EU vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in Note 20 to the consolidated financial statements. In prior years, pursuant to Item 17(c)(iv)(A) of Form 20-F, the Company’s reconciliation from Spanish GAAP to U.S. GAAP excluded any adjustments attributable to the effect of differences resulting from the accounting for inflation under Spanish GAAP. With the Company’s adoption of IFRS-EU, Item 17(c)(iv)(A) of Form 20-F is no longer applicable. Therefore, for purposes of the information relating to the nature and effect of differences between IFRS-EU and U.S. GAAP, consolidated shareholders’ equity and consolidated net income under U.S. GAAP have been restated for the year ended December 31, 2004, in order to remove the effects of inflation that previously were not made.

Deloitte, S.L.

/s/ DELOITTE, S.L.
Madrid, Spain April 12, 2006

Telefónica Móviles, S.A.

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31

	(Thousands of euros)
Assets	2005	2004
Non-current assets	18,831,511	17,017,360

Intangible assets (Note 4)	4,134,448	3,509,655
Goodwill (Note 5)	4,706,817	3,288,565
Property, plant and equipment (Note 6)	6,749,101	5,643,740
Investments in associates (Note 8)	53,560	76,715
Non-current financial assets (Note 7)	1,369,153	3,033,225
Deferred tax assets (Note 14)	1,818,432	1,465,460
Current assets	8,130,829	6,173,182

Inventories	518,391	411,998
Trade and other receivables	3,304,790	2,373,505
Receivables from Telefónica Group companies (Note 11)	290,995	377,261
Current financial assets (Note 7)	904,057	1,095,321
Current income tax receivables (Note 14)	136,501	216,646
Cash and cash equivalents (Note 7)	2,976,095	1,698,451

Total assets	26,962,340	23,190,542

Liabilities	2005	2004
Equity (Note 9)	6,246,455	3,820,056

Equity attributable to equity holders of the parent	5,746,052	3,543,453
Minority interests	500,403	276,603
Non-current liabilities	9,265,501	10,221,485

Interest-bearing loans and borrowings (Note 12)	1,531,434	668,151
Loans from Telefónica Group companies (Note 11)	6,455,667	7,837,452
Trade and other payables	214,561	285,019
Deferred tax liabilities (Note 14)	854,472	611,414
Provisions (Note 10)	209,367	819,449
Current liabilities	11,450,384	9,149,001

Interest-bearing loans and borrowings (Note 12)	1,055,710	896,484
Loans from Telefónica Group companies (Note 11)	5,528,746	4,224,117
Trade and other payables	4,372,598	3,683,083
Income tax payables (Note 14)	362,338	290,858
Provisions	130,992	54,459

Total equity and liabilities	26,962,340	23,190,542

The accompanying Notes 1 to 20 and Exhibits I to III are an integral part of these consolidated balance sheets.

Telefónica Móviles, S.A.

CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31

	(Thousands of euros)
Income Statement	2005	2004
Net sales and rendering of services (Note 15)	16,513,502	11,753,875
Other income (Note 16)	269,755	198,557
Supplies (Note 15)	(5,365,453)	(3,594,914)
Personnel expenses	(799,666)	(541,504)
Other expenses (Notes 15 and 16)	(4,801,137)	(3,228,123)
Depreciation and amortization	(2,374,010)	(1,522,941)

I. Operating Income	3,442,991	3,064,950

Share of profit (loss) of associates (Note 8)	(154,206)	(38,134)

Net financial expenses (Note 16)	(584,578)	(406,002)
Net exchange differences	125,499	(75,869)

Net financial income (expense)	(459,079)	(481,871)

II. Profit before taxes	2,829,706	2,544,945

Corporate income tax (Note 14)	(946,039)	(868,504)

III. Profit for the year	1,883,667	1,676,441

Minority interests (Note 9)	35,241	15,242

IV. Profit for the year attributable to equity holders of the parent	1,918,908	1,691,683

Basic earnings per share attributable to equity holders of the parent (euros) (Note 16)	0.445	0.393

Diluted earnings per share attributable to equity holders of the parent (euros) (Note 16)	0.445	0.392

The accompanying Notes 1 to 20 and Exhibits I to III are an integral part of these consolidated income statements.

Telefónica Móviles, S.A.

CONSOLIDATED CASH FLOW STATEMENTS FOR THE YEARS ENDED DECEMBER 31

CASH FLOW STATEMENTS (Thousands of euros)	2005	2004
Cash flows from operating activities
Cash receipts from customers	18,668,263	13,741,250
Cash paid to suppliers and employees	(13,120,060)	(9,322,275)
Net interest and other financial expenses paid	(508,507)	(411,211)
Taxes paid	(560,284)	(93,135)

Net cash from operating activities	4,479,412	3,914,629

Cash flows from investing activities
Proceeds on disposals of property, plant and equipment and intangible assets	10	33
Payments on investments in property, plant and equipment and intangible assets	(1,863,977)	(1,385,718)
Proceeds on disposals of companies, net of cash and cash equivalents disposed	13,640	6,746
Payments on investments in companies, net of cash and cash equivalents acquired	(924,853)	(4,683,878)
Proceeds from financial investments not included under cash equivalents	442,421	371,711
Payments made on financial investments not included under cash equivalents	(726,851)	(992)
Interest received on excess cash not included under cash equivalents	526,567	12,685

Net cash used in investing activities	(2,533,043)	(5,679,413)

Cash flows from financing activities
Dividends paid (Note 9)	(835,797)	(795,956)
Shareholder contributions	31,178	92,314
Proceeds on issue of debentures and bonds	538,459	—
Proceeds on loans, credits and promissory notes	3,327,476	5,748,828
Repayments of loans, credits and promissory notes	(3,795,978)	(2,589,934)

Net cash used in financing activities	(734,662)	2,455,252

Effect of foreign exchange rate changes on receivables and payables	65,940	(22,009)

Effect of changes in consolidation methods and other non-monetary effects	(3)	(37,039)

Net increase (decrease) in cash and cash equivalents during the year	1,277,644	631,420

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR (Note 7)	1, 698,451	1,067,031

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR (Note 7)	2,976,095	1,698,451

The accompanying Notes 1 to 20 and Exhibits I to III are an integral part of these consolidated cash flow statements.

Telefónica Móviles, S.A.

CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE FOR THE

YEARS ENDED DECEMBER 31

	Thousands of euros
	2005	2004
Gain (loss) on cash flow hedges	24,423	(23,309)
Translation differences	1,180,243	(188,149)
Tax effect of items recognized directly in equity	(8,548)	8,158

Net income (loss) recognized directly in equity	1,196,118	(203,300)

Profit for the year	1,883,667	1,676,441

Total income and expense recognized for the year	3,079,785	1,473,141

Attributable to:
Equity holders of the parent	3,038,396	1,480,391
Minority interests	41,389	(7,250)

	3,079,785	1,473,141

The accompanying Notes 1 to 20 and Exhibits I to III are an integral part of these statements of recognized income and expense.

Telefónica Móviles, S.A.

TELEFÓNICA MÓVILES, S.A. AND COMPANIES COMPOSING THE TELEFÓNICA MÓVILES GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONSOLIDATED ANNUAL ACCOUNTS) FOR THE YEAR ENDED DECEMBER 31, 2005—(Continued)

1) INTRODUCTION AND GENERAL INFORMATION

Telefónica Móviles, S.A. was incorporated as a joint stock company on February 14, 2000. Its registered office is at Calle Goya, 24, Madrid (Spain).

Telefónica Móviles, S.A. (the “Company”, the “parent company” or “Telefónica Móviles”) and its subsidiaries and investees make up an integrated group of companies (the “Telefónica Móviles Group”, the “Móviles Group” or the “Group”) operating mainly in telecommunications.

Telefónica Móviles’ basic corporate purpose, per Article 2 of its bylaws, is the provision of all manner of telecommunications services, and all manner of ancillary or complementary telecommunications and related value added services in the broadest sense of the term. All the business activities that constitute this stated corporate purpose may be carried out either directly by the Company, or through shareholdings in other companies with an identical or a similar corporate purpose.

On October 26, 2000, Telefónica Móviles’ shareholders approved an initial public offering (IPO) via a capital increase. In November 2000, Telefónica Móviles, S.A. solicited admission for trading of its shares on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADS) and on the official stock exchanges of Madrid, Valencia, Barcelona and Bilbao, as well as quotation on the Spanish continuous market. The IPO was fully subscribed.

The Company’s main assets are its shareholdings in various telecommunications operators in different countries. Exhibit I lists the companies making up the Group at December 31, 2005, as well as the direct, indirect and total shareholdings held by Telefónica Móviles, S.A. in each company.

The Móviles Group operators providing telecommunications services at December 31, 2005 are subject to specific regulatory regimes, and in certain instances their tariffs are also regulated. In addition, some of these companies have made commitments to the corresponding regulatory authorities to fulfill certain installation and service quality criteria over a fixed period of time.

At December 31, 2005 all the operators were in compliance with these commitments.

A more detailed breakdown of the activities carried out by the Group is provided in Note 15.

2) BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

a) Accounting policies

The accompanying consolidated financial statements were prepared from the accounting records of Telefónica Móviles, S.A. and of each of the companies composing the Telefónica Móviles Group, prepared in accordance with the International Financial Reporting Standards (“IFRS”) endorsed by the European Union. The financial statements are presented in accordance with the provisions of IFRS for the preparation of consolidated financial statements and give a true and fair view of the equity, financial position, results and funds generated and used in 2005.

The accompanying consolidated financial statements for the year ended December 31, 2005 were prepared by the Company’s Board of Directors in its meeting on February 27, 2006, for approval at the General Shareholders’ Meeting. The Board expects the financial statements to be approved without any modification.

The figures included in the documents composing the consolidated financial statements are expressed in thousands of euros, unless otherwise stated.

Telefónica Móviles, S.A.

b) Consolidation principles

The consolidation methods applied are as follows:

The companies over which the Company exercises effective control, or which it controls by virtue of agreements with the other shareholders, were fully consolidated.

Companies which are jointly controlled with third parties (joint ventures) were proportionally consolidated. Similar line items are grouped together so that the corresponding proportion of these companies’ overall assets, liabilities, expenses and revenues are integrated line by line into the consolidated financial statements.

The companies in which there is significant influence, but not control or joint control with third parties are accounted for by the equity method.

The remaining investees which are not included in the previous categories are recorded at fair value, or at cost in instances where their fair value cannot be reliably estimated.

In certain circumstances, some Group’s investees may require a qualified majority to adopt certain resolutions. This, together with other factors, is taken into account when selecting the consolidation method.

All significant intra-group balances, transactions, income and expenses and profit and losses resulting from intra-group transactions that are recognized in assets are eliminated in full.

The financial statements for the consolidated subsidiaries have the same financial year end as the parent company’s individual financial statements and are prepared using the same accounting policies.

The consolidated income statement includes the revenues and expenses of divested companies up to the date on which the related holding is sold or the company is liquidated, and those of the new companies included in the Group from the date on which the holding is acquired or the company is incorporated until year-end.

The value of stakes held by minority investors in the equity and earnings of the fully consolidated subsidiaries is consolidated and presented under “Minority interests” on the consolidated balance sheet and income statement (see Note 9).

c) Comparative information and first-time adoption of International Financial Reporting Standards

Comparative information

The consolidated financial statements for the year ended December 31, 2004, approved at Telefónica Móviles, S.A.’s Ordinary Shareholders’ Meeting on May 6, 2005, were prepared in accordance with Spain’s generally accepted accounting principles (the Spanish General Chart of Accounts or “Spanish GAAP”). Pursuant to European Parliament regulation no. 1606/2002, of July 19, 2002, Telefónica Móviles is obliged to apply the International Financial Reporting Standards (IFRS) endorsed by the European Union for preparing and presenting its consolidated financial information as from January 1, 2005. Accordingly, the consolidated financial statements for the year ended December 31, 2005 have been prepared under IFRS, and the 2004 consolidated financial information included for comparative purposes has been prepared in accordance with the same accounting standards.

Note 3 contains a detailed description of the most significant accounting policies used to prepare the consolidated financial statements.

First-time adoption of IFRS

—Exceptions to the complete retroactive application of IFRS

IFRS 1 First-time Adoption of IFRS details the rules for preparing consolidated financial statements under IFRS for the first time.

Telefónica Móviles, S.A.

The starting point for IFRS accounting is the preparation of an opening balance sheet under IFRS on the IFRS transition date. This date is the beginning of the first period for which full comparative financial statements are presented under IFRS, i.e., January 1, 2004 in the case of the Telefónica Móviles Group. As a general rule, the accounting policies in force on December 31, 2005 must be applied retroactively to prepare an opening balance sheet for the transition date and all following years. Notwithstanding the above, IFRS 1 provides for certain exceptions to the complete retroactive restatement of the opening balance sheet under IFRS. The most relevant to the Móviles Group are:

IFRS 3—Business Combinations	The Telefónica Móviles Group has elected to apply IFRS 3 Business Combinations prospectively from the transition date, i.e., it has not restated business combinations occurring prior to January 1, 2004.
IAS 16—Fair value or revaluation as deemed cost	The Telefónica Móviles Group has chosen to continue to carry its property, plant and equipment and intangible assets at their respective carrying amounts under former Spanish GAAP, without restating any of these items at their fair value as of January 1, 2004.
IAS 21—Accumulated translation differences	The Telefónica Móviles Group has elected to reset the accumulated translation adjustments up to the IFRS transition date to zero.
IAS 32 and IAS 39—Financial instruments	The Telefónica Móviles Group has chosen not to apply the exception permitting the application of IAS 39 Financial Instruments: Recognition and Measurement and IAS 32 Financial Instruments: Presentation and Disclosure from January 1, 2005, applying these standards as from the IFRS transition date, i.e., January 1, 2004.
IFRS 2—Share based Payment	The Telefónica Móviles Group has elected not to apply IFRS 2 Share-based Payments to measure share-based payment schemes to be settled in shares and granted prior to November 7, 2002.

—Description of the main adjustments

The preparation of the consolidated financial statements under IFRS requires a series of modifications to the recognition, presentation and measurement standards applied by the Company until January 1, 2005, as certain IFRS principles and requirements are substantially different from their Spanish GAAP equivalents.

The main differences between the accounting principles used to prepare the consolidated financial statements for the year ended December 31, 2005 (IFRS adopted by the European Union effective as of that date) and those used in the preparation of the consolidated financial statements for the prior financial year (Spanish GAAP), are described below, with disclosure of the impact of IFRS adoption on the Company’s equity at December 31 and January 1, 2004 and on consolidated net profit for 2004.

Millions of euros	Consolidated equity 1/1/04	Consolidated equity 12/31/04	Consolidated net profit 12/31/04
Amount under Spanish GAAP	4,040	4,720	1,634
Goodwill and concessions	(586)	(714)	52
Capitalized expenses	(235)	(198)	53
Corporate income tax	(175)	(102)	27
Inflation adjustments	(60)	(99)	(60)
Revenue recognition	(29)	(31)	3
Financial instruments and changes in exchange rates	(90)	(30)	(17)
Other	(6)	(2)	—
Total adjustments	(1,181)	(1,176)	58
Amount under IFRS (*)	2,859	3,544	1,692

(*)	This amount does not include equity attributable to minority interests.

Telefónica Móviles, S.A.

Goodwill and concessions

Telefónica Móviles has elected to apply the exemption provided for under IFRS 1 First-time Adoption of IFRS, providing for the prospective application of IFRS 3 Business Combinations from the IFRS transition date. Accordingly, business combinations occurring before January 1, 2004 have not been restated.

Under Spanish GAAP, goodwill and fair value adjustments in business combinations involving foreign companies may be translated at the historic exchange rate. Under IFRS, these items should be translated at the prevailing exchange rates at the balance sheet closing date and calculated from the date the companies are effectively incorporated into the Móviles Group.

Under IFRS, goodwill and intangible assets of indefinite useful life are no longer amortized, although they are subject to an annual impairment test to determine their recoverability. Under Spanish GAAP, goodwill and all intangible assets are sistematically amortized on a straight-line basis over their estimated useful lives which cannot exceed certain limits.

Under IFRS, the cost of administrative concessions is amortized on a straight-line basis over their useful lives. Under Spanish GAAP, Telefónica Móviles systematically depreciated these concessions over their useful lives using methods based on revenues generated in each financial year.

These adjustments have a net negative impact on equity of 714 and 586 million euros at December 31, and January 1, 2004, respectively. The positive impact on net income at December 31, 2004 is 52 million euros.

The impact of translating these items at the closing exchange rate is a decrease in “Goodwill” of 353 million and a decrease in “Intangible assets” of 345 million euros. The positive impact on net profit at December 31, 2004 is a reduction in amortization of 37 million euros.

The change in the license amortization method (from progressive to straight line) results in a decrease of 76 million euros in “Intangible assets” on the closing balance sheet for 2004, of which 55 million euros correspond to the impact of higher amortization in 2004.

These reductions are partially offset by the 92 million euros reversal of goodwill amortization for 2004 recorded under “Goodwill.”

Capitalized expenses

Under Spanish GAAP, start-up and pre-operating expenses can be capitalized and are amortized over a period of no more than five years. Under IFRS, outlays that do not meet the requirements for being considered qualifying assets must be expensed when incurred.

Costs associated with share capital increases are also capitalized and amortized over a period of no more than five years under Spanish GAAP. Under IFRS, these costs are taken to equity and are deducted from “Reserves”.

Spanish GAAP provides for the capitalization of certain research and development costs as intangible assets which are generally amortized over a three-year period from when the R&D project is completed. Under IFRS, all research related costs must be expensed as incurred.

The net negative impact of this change on equity is 198 million and 235 million euros at December 31, and January 1, 2004, respectively. The net positive impact on net profit in 2004 amounts to 53 million euros.

Corporate income tax

Under Spanish GAAP, the accounting treatment of corporate income tax is income statement oriented, taking into consideration temporary differences between accounting income and the taxable income. Under IFRS,

Telefónica Móviles, S.A.

deferred taxes are recognized based on balance sheet analysis and the temporary differences considered are those generated as a result of the difference between the fiscal value of assets and liabilities and their respective carrying amounts.

Thus, at January 1, 2004 and December 31, 2004, the Company recorded certain deferred tax assets and liabilities from temporary differences under IFRS, in addition to those arising on the other reconciliation adjustments, of 18 million and 471 million euros, respectively. A portion of these deferred tax liabilities was generated by business combinations taking place in 2004 (362 million euros), and the corresponding offsetting entry was recognized in “Goodwill”. The net negative impact on equity is 102 million and 175 million euros at December 31, and January 1, 2004, respectively. The positive impact on net income in 2004 amounts to 27 million euros.

Inflation adjustments

Under Spanish GAAP, monetary adjustment of the financial statements of consolidated foreign subsidiaries is permitted when local accounting standards require inflation accounting.

Under IFRS, certain qualitative and quantitative indicators must be analyzed to determine whether hyperinflation exists and whether it is therefore necessary to restate financial statements for inflation in terms of current purchasing power at the balance sheet closing date.

The negative impact under IFRS on equity and net profit of eliminating monetary adjustments at December 31, 2004 is 99 million and 60 million euros, respectively. The impact on equity at January 1, 2004 is 60 million euros.

Revenue recognition

Under Spanish GAAP, connection fees generated when customers connect to our network are recognized as revenues when a customer contracts our services, as are the related expenses. In addition, revenues from handset sales are recorded when the handset is delivered physically.

Under IFRS, connections fees are recognized in income together with the corresponding revenues from handset and other equipment sales, provided there are no amounts contingent on pending delivery of other devices or provision of services to the customer. Connection revenues not recognized together with revenues from equipment sales are deferred and recognized in income throughout the average estimated customer relationship period. Under IFRS, revenues from handset and equipment sales are recognized when delivered to the end customer.

These adjustments have a net negative impact on equity of 31 and 29 million euros at December 31, and January 1, 2004, respectively. The positive impact on net income in 2004 was 3 million euros. These differences in revenue recognition policies result in the recognition of “Deferred income” of €48 million on the liability side of the 2004 closing balance sheet under IFRS. This heading is taken to the income statement over the course of the average estimated length of the customer relationship.

Financial instruments and exchange rate movements

Under Spanish GAAP, financial assets, including derivatives, are carried at the lower of cost or market value, while financial liabilities are carried at repayment value. Financial assets are removed from the balance sheet when they are sold, transferred or at maturity.

Under IFRS, financial assets and liabilities are classified according to a series of categories that determine whether they are carried at fair value or amortized cost. Similarly, certain gains and losses on financial instruments are taken directly to equity until the instrument is taken off the balance sheet or is written down in the event of impairment. In addition, IFRS establish very strict criteria for derecognizing financial assets from the balance sheet, based on an analysis of the risks and rewards of ownership of the assets transferred.

Telefónica Móviles, S.A.

The application of hedge accounting criteria under IFRS requires fulfilling very specific requirements. As a result, certain hedging transactions that meet hedge accounting criteria under Spanish GAAP do not meet the equivalent IFRS criteria. Furthermore, under Spanish GAAP, share capital increases undertaken to cover share option commitments are recognized in equity, while under IFRS these are treated as financial liabilities.

Under Spanish GAAP, the difference between unrealized exchange rate gains in excess of unrealized exchange rate losses taken to income for the period, or in prior periods, are capitalized. Under IFRS, all exchange-rate gains and losses must be taken to the income statement.

The impact of these new accounting policies for financial assets and liabilities is a decrease in equity and net profit at December 31, 2004 of 30 million and 17 million euros, respectively. The negative adjustment at January 1, 2004 was 90 million euros.

These adjustments, other reclassifications and presentation differences, mainly relating to options granted to minority shareholders, result in higher non-current and current borrowings on the liability side of the balance sheet at December 31, 2004 of 345 million and 52 million euros, respectively. Non-current and current financial assets at December 31, 2004 were 81 million and 51 million euros higher.

Finally, under Spanish GAAP, exchange rate gains and losses generated on intra-group foreign currency loans (mainly dollar-denominated) are eliminated from the income statement on consolidation. Under IFRS, exchange rate gains and losses from intra-group loans are not eliminated on consolidation unless the loan can be considered part of the net investment in the foreign operation. The policy change has no impact on equity at December 31, 2004 or at January 1, 2004.

d) Changes in the consolidated Group

The main changes in the consolidated Group in 2005 and 2004 were as follows:

2005

The acquisitions of 100% of BellSouth’s Chilean and Argentine operators were completed on January 7 and January 11, 2005, respectively, thereby completing the purchase of the Latin American operators from BellSouth.

The acquisition of BellSouth’s Chilean operators was completed on January 7, 2005. The value assigned to these companies in the share purchase agreement dated March 5, 2004 was 532 million dollars. The acquisition cost for Telefónica Móviles, adjusted for the outstanding net debt, was 317,561 thousand euros.

The acquisition of BellSouth’s Argentine subsidiaries was completed on January 11, 2005. The agreed-upon enterprise value for these companies was 988,355 thousand dollars. The acquisition cost for Telefónica Móviles, adjusted for the outstanding net debt, was 519,394 thousand euros.

The cost of acquiring shareholdings from the BellSouth Group in 2004 and 2005 includes the costs associated with hedging the exchange rate risk arising from the transactions. Under IFRS these amounts are not considered part of the acquisition cost and must be taken directly to equity (Note 3 r).

Telefónica Móviles, S.A.

The net carrying amounts of the assets and liabilities acquired from the BellSouth operators in Chile and Argentina and the goodwill generated, after the purchase price allocation to the fair value of all assets assumed in the acquisition, are as follows:

	January 2005
Millions of euros	Carrying amount	Fair value
ASSETS
Intangible assets	127	212
Property, plant and equipment	322	155
Non-current financial assets	3	3
Deferred taxes	128	128
Current assets	330	287

LIABILITIES
Non-current trade payables	110	110
Deferred taxes	121	112
Current trade payables	421	421
Current provisions	71	71
Net asset value	187	71
Acquisition cost		837
Goodwill		766

The approximately 2,054 million Brazilian real capital increase carried out by Telesp Celular Participaçoes, S.A. on January 4, 2005 was fully subscribed. Brasilcel, N.V. now owns 65.7% of Telesp Celular Participaçoes, S.A.

On April 20, 2005, TES Holding, S.A., a 100%-owned Telefónica Móviles, S.A. subsidiary, acquired an additional 4.44% interest in Telefónica Móviles El Salvador, S.A. The acquisition raised TES Holding, S.A.’s stake to 96.16%. This transaction entailed an outlay of 5,064 thousand dollars.

Also in April 2005, Telcel, C.A increased its capital by 26,791 thousand dollars (20,988 thousand euros). The new shares were subscribed in full by Telefónica Móviles, S.A., thus bringing its stake in Telcel to 91.63%. This transaction had no impact on the consolidated financial statements.

The takeover bid launched by TES Holding, S.A., a Salvadoran company, 100%-owned by Telefónica Móviles, S.A., for Telefónica Móviles El Salvador, S.A. was completed in June 2005. 2.7% of the share capital was acquired for 3,096 thousand dollars. Following this and subsequent transactions, TES Holding, S.A.’s stake in Telefónica Móviles El Salvador, S.A. stands at 99.03%.

In June 2005, the Group acquired an additional 0.38% of Telefónica Móviles Panamá for a total outlay of 2,196 thousand euros. Following this and subsequent acquisitions, Telefónica Móviles controls 99.98% of the company.

In June 2005, the merger between Comunicaciones Móviles del Perú, S.A. and Telefónica Móviles S.A.C. concluded. The resulting company is Telefónica Móviles Perú, S.A., in which the Telefónica Móviles Group has a shareholding of 98.03%. This transaction had no impact on the consolidated financial statements.

Telefónica Móviles, S.A.

In July 2005, the Group capitalized the tax credits arising from the tax incentives related to goodwill of various companies comprising the Brasilcel Group as well as of several acquisitions made during the year. The Group’s new holding in these companies is as follows:

Brasilcel, N.V.	Shareholding at 12/31/04	Shareholding at 12/31/05
Tele Sudeste Celular Participações, S.A.	91.03%	91.03%
Tele Leste Celular Participações, S.A.	50.59%	50.67%
Celular CRT Participações, S.A.	65.94%	66.36%
Telesp Celular Participações, S.A.	65.12%	66.09%
Tele Centro Oeste Participações, S.A.	32.98%	34.68%

In September 2005, Telefónica Móviles approved the merger by absorption of Telefónica Móviles Interacciona, S.A. This transaction had no impact on the consolidated financial statements.

In October 2005, the Venezuelan companies Telcel, C.A., Servicios Telcel, C.A. and Telecomunicaciones BBS, C.A. merged, subsisting after the merger only Telcel, C.A. This transaction had no impact on the consolidated financial statements.

In November 2005, Telefónica Móviles acquired 2.07% of Telefónica Móviles Argentina, S.A. for 1,987 thousand euros, bringing its stake in this subsidiary to 100%.

In December 2005, Telefónica Móviles, S.A. reached an agreement to acquire 8% of Telefónica Móviles México, S.A. de C.V in exchange for shares in Telefónica, S.A. The operation is valued in 177,274 thousand euros. Telefónica Móviles now owns 100% of the Mexican subsidiary.

In December 2005, Telefónica Móviles Guatemala, S.A. and Tele-Escucha, S.A., were merged by absorption into TEM Guatemala y Cia. S.C.A. The resulting entity adopted the business name, Telefónica Móviles Guatemala, S.A. This transaction had no impact on the consolidated financial statements.

2004

On June 10, 2004, the Company acquired an additional 13.95% in Mobipay Internacional, bringing its shareholding to 50%. As a result of this acquisition, this company was no longer consolidated under the equity method and is now proportionally consolidated.

On July 23, 2004, Telefónica Móviles, S.A. acquired 100% of Telefónica Móvil de Chile, S.A., a wireless telecommunications provider in Chile, for 1,058 million dollars and assumed a debt of 168,000 million Chilean pesos. As of that date, Telefónica Móvil de Chile, S.A. is fully consolidated by the Móviles Group. The acquisition cost for Telefónica Móviles was 870 million euros.

Telefónica Móviles, S.A.

The net carrying amounts of the assets and liabilities acquired from Telefónica Móvil de Chile, S.A. and the goodwill generated, after the purchase price allocation of fair value of all assets assumed in the acquisition, are as follows:

	July 2004
Millions of euros	Carrying amount	Fair value
ASSETS
Intangible assets	36	216
Property, plant and equipment	391	391
Non-current financial assets	9	9
Current assets	123	123

LIABILITIES
Non-current trade payables	157	157
Deferred tax liabilities	—	63
Current trade payables	161	161
Net asset value	241	358
Acquisition cost		870
Goodwill		512

At the end of June 2004, Brasilcel N.V. acquired from NTT DoCoMo, Inc. and Itochu Corporation their shareholdings in Sudestecel Participações, S.A., a holding company controlling a bloc of shares in the operator Tele Sudeste Celular Participações, S.A., representing 10.5% of its capital stock, for 20,839 thousand euros. This transaction gave Brasilcel, N.V. 100% control of Sudestecel Participações, S.A.

In August 2004, Brasilcel N.V. and Telesp Celular Participações, S.A. (TCP) announced their intention to launch friendly tender offers for Tele Sudeste Celular Participaçoes, S.A., Tele Leste Celular Participaçoes, S.A., Celular CRT Participações, S.A and Tele Centro Oeste Celular Participações, S.A (TCO). These tender offers closed in October 2004, resulting in the following shareholdings:

Brasilcel, N.V.	Pre-offer shareholding	Post-offer shareholding
Tele Sudeste Celular Participações, S.A.	86.7%	90.9%
Tele Leste Celular Participações, S.A.	27.9%	50.6%
Celular CRT Participações, S.A.	51.5%	67.0%
Tele Centro Oeste Celular Participações, S.A.	18.8%	32.9%

These tender offers gave rise to a cash payment of approximately 607 million reais by Brasilcel, N.V. and of 902 million reais by Telesp Celular Participações, S.A. (TCP).

On October 8, 2004, Telesp Celular Participações, S.A. approved a share capital increase of 2,054 million reais. This share capital increase was fully subscribed and closed on January 4, 2005. Brasilcel, N.V.’s shareholding in Telesp Celular Participações, S.A. went from 65.12% to 65.70% as a result.

On March 5, 2004, Telefónica Móviles, S.A. reached an agreement with BellSouth to acquire 100% of its holdings in Argentina, Chile, Peru, Venezuela, Colombia, Ecuador, Uruguay, Guatemala, Nicaragua and Panama.

The effective transfer of the shares of these companies was conditional upon obtaining the required regulatory authorizations in each country and on the acceptance of bids to buy out minority shareholders. The shares were effectively transferred in the last quarter of 2004. BellSouth’s holdings in Ecuador, Guatemala and Panama were transferred on October 14, 2004 and those in Colombia, Nicaragua, Peru, Uruguay and Venezuela were transferred on October 28, 2004. BellSouth’s holdings in Chile and Argentina were transferred on January 7 and January 11, respectively.

In addition to acquiring the BellSouth’s shareholdings in the wireless operators in Latin America, in compliance with the commitments assumed under the share purchase agreement, Telefónica Móviles launched an

Telefónica Móviles, S.A.

offer to buy out the minority shareholders in these companies, the purchase price in each case being equal to the price agreed with BellSouth.

This agreement valued 100% of the assets of these operators at 4,330 million dollars (5,850 million dollars if we include the Argentine and Chilean acquisitions completed in January 2005). The total acquisition cost for Telefónica Móviles, adjusted by the net debt of all the companies at the transfer date, amounted to 3,252,539 thousand euros (excluding Chile and Argentina).

The values assigned to each transaction and the acquisition cost for Telefónica Móviles are as follows:

Acquisition of 100% of Otecel,S.A. (Ecuador) for a total enterprise value of 833 million dollars. The acquisition cost for Telefónica Móviles, adjusted for outstanding net debt, was 663,428 thousand euros.

Acquisition of 100% of Telefónica Móviles y Compañía, S.C.A. (Guatemala) for a total enterpise value of 175 million dollars. The acquisition cost for Telefónica Móviles, adjusted for outstanding net debt, was 92,538 thousand euros.- Acquisition of 99.57% of BellSouth Panamá, S.A. for a total enterprise value of 657 million dollars. The acquisition cost for Telefónica Móviles, adjusted for outstanding net debt, was 549,275 thousand euros.

Acquisition of 100% of Telcel, S.A. (Venezuela) for a total enterprise value of 1,195 million dollars. The acquisition cost for Telefónica Móviles, adjusted for outstanding net debt, was 1,223,984 thousand euros.

Acquisition of 100% of Telefónica Móviles Colombia, S.A. for a total enterprise value of 1,050 million dollars. The acquisition cost for Telefónica Móviles, adjusted for outstanding net debt, was 517,456 thousand euros.

Acquisition of 99.85% of Comunicaciones Móviles del Perú, S.A. for a total enterprise value of 210 million dollars. The acquisition cost for Telefónica Móviles, adjusted for outstanding net debt, was 7,697 thousand euros.

Acquisition of 100% of Telefonía Celular de Nicaragua, S.A. for a total enterprise value of 150 million dollars. The acquisition cost for Telefónica Móviles, adjusted for outstanding net debt, was 148,742 thousand euros.

Acquisition of 100% of Abiatar, S.A. for a total enterprise value of 60 million dollars. The acquisition cost for Telefónica Móviles, adjusted for outstanding net debt, was 49,419 thousand euros.

The net carrying amounts of the assets and liabilities acquired from BellSouth and the goodwill generated, after the purchase price allocation to fair value of all assets assumed in the acquisition of these operators, are as follows:

	October 2004
Millions of euros	Carrying amount	Fair value
ASSETS
Intangible assets	246	1,105
Goodwill	719	719
Property, plant and equipment	818	701
Non-current financial assets	32	32
Current assets	962	926

LIABILITIES
Non-current trade payables	390	390
Deferred tax liabilities	—	299
Current trade payables	739	739
Net asset value	1,648	2,055
Acquisition cost		3,252
Goodwill		1,197

Telefónica Móviles, S.A.

The unaudited pro forma information provided below summarizes the impact on the Company’s consolidated net income had the acquisitions taken place on January 1, 2005 and 2004.

	Millions of euros
	Year ended December 31, 2005	Year ended December 31, 2004
Revenues	—	2,385
Net income	(34)	(51)
Basic earnings per share (euros)	—	—

These unaudited pro forma results were prepared exclusively for comparison purposes. They are not meant to be indicative of the results that would actually have been obtained had these transactions taken place on January 1, 2005 and 2004, or of the future results of the consolidated entities.

e) Publicly listed subsidiaries

The Group’s publicly listed subsidiaries at December 31, 2005 are:

Companies	Securities markets

Telefónica Móviles, S.A.	Official stock exchanges in Spain and NYSE

Tele Sudeste Celular Participações, S.A.	Bovespa—Sao Paulo (Brazil) and NYSE

Tele Leste Celular Participações, S.A.	Bovespa—Sao Paulo (Brazil) and NYSE

Celular CRT Participações, S.A.	Bovespa—Sao Paulo (Brazil)

Telesp Celular Participaçoes, S.A.	Bovespa—Sao Paulo (Brazil) and NYSE

Tele Centro Oeste Celular Participações, S.A.	Bovespa—Sao Paulo (Brazil) and NYSE

Telefónica Móviles Perú Holding, S.A.A.	Lima, Peru

Telefónica Móviles Perú, S.A	Lima, Peru

Multiholding Corporation, S.A.	Panama

3) VALUATION CRITERIA

As indicated in Note 2 c, pursuant to European Parliament regulation no. 1606/2002, of July 19, 2002, Telefónica Móviles is obliged to apply the International Financial Reporting Standards (IFRS) endorsed by the European Union for preparing and presenting its consolidated financial information as from January 1, 2005. Accordingly, the consolidated financial statements for the year ended December 31, 2005 have been prepared under IFRS, and the 2004 consolidated financial information included for comparative purposes has been presented in keeping with the same accounting standards.

The main valuation criteria used in preparing the consolidated financial statements are as follows:

a) Business combinations and goodwill

A business combination is the bringing together of independent entities under a single financial reporting entity as a result of a merger between the entities or when one company takes control of the net assets and operations of another.

A business combination of entities under common control occurs when control of the combining entities is held by the same entity or entities, both before and after the business combination, and this control is not transitory.

An acquisition is a business combination in which one of the companies (the acquirer) acquires control of the net assets and activities of the other (the acquiree).

Telefónica Móviles, S.A.

The acquisition date is the date on which control of the acquired entity passes to the acquirer, regardless of when the acquisition is legally completed.

Acquisitions are accounted for using the purchase method, which entails the following steps:

—	Identification of the acquirer, the combining entity taking control of the other combined entities or businesses.

—	Determination of acquisition cost. The cost of acquisition is the total fair value, at the transfer date, of assets transferred, liabilities incurred or assumed by and equity instruments issued by the acquirer in exchange for control of the acquiree, plus any direct costs incurred in connection with the business combination.

—	Assignment, at the acquisition date, of fair values to the assets and liabilities acquired and the contingent liabilities assumed.

In business combinations taking place in several stages, each exchange is treated independently.

Telefónica Móviles has elected to apply the exemption provided for in first-time adoption of IFRS permitting it not to restate business combinations taking place before January 1, 2004 (see Note 2 c). As a result, the accompanying consolidated balance sheets include consolidation goodwill, net of amortization deducted until December 31, 2003, originated before the IFRS transition date, arising from the positive difference in consolidation between the amounts paid to acquire the shares of the subsidiaries fully consolidated or accounted for by the equity method and their underlying carrying amounts plus fair value amounts allocable to the assets of the acquirees on the acquisition date, net of any amounts effectively allocated as greater value of said assets.

For acquisitions taking place after January 1, 2004, the IFRS transition date, goodwill represents the excess of the acquisition cost over the acquirer’s interest, at the acquisition date, in the fair values of identifiable assets, liabilities and contingent liabilities acquired of a subsidiary, associate or joint venture. After the initial measurement, goodwill is carried at cost, adjusted for any potential accumulated impairment.

In all cases, goodwill is recognized as an asset denominated in the currency of the company acquired.

Goodwill is tested for impairment annually or more frequently in the event of certain events or changes indicating the possibility that the net carrying amount is not recoverable.

Impairment is determined based on analysis of the recoverable amount of the cash-generating unit (or group of cash generating units) to wich goodwill is allocated upon acquisition date. If this recoverable amount does not exceed the net carrying amount, an irreversible impairment loss is recognized in the income statement (see Note 3 g).

b) Translation methodology

The annual financial statements of the Group’s foreign subsidiaries were translated to euros at the year-end exchange rates, except for:

1.	Capital and reserves, which were translated at historical exchange rates.

2.	Income statements, which were translated at the average exchange rates for the year.

The goodwill and balance sheet restatements to fair value arising when a stake is acquired in a foreign operation are recognized as assets and liabilities of the acquiree and, therefore, translated at the year-end exchange rate.

The exchange differences arising from application of this method are included in “Translation Differences” under “Equity” in the accompanying consolidated balance sheets, net of the portion of said differences attributable to minority interests, which is recorded under “Equity attributable to equity holders of the parent.”

Telefónica Móviles, S.A.

When a foreign operation is sold, totally or partially, translation differences in relation to said entity accumulated since January 1, 2004—the IFRS transition date recognized directly equity are taken proportionally to the income statement as part of the gain or loss generated by the disposal.

c) Foreign currency transactions

Monetary transactions denominated in foreign currencies are translated to euros at the exchange rate prevailing on the transaction date, and are adjusted at year end to the prevailing exchange rates.

All realized and unrealized exchange gains or losses are taken to profit for the year, with the exception of gains or losses arising from specific-purpose financing of foreign currency investments in investees to hedge the exchange risk to which these investments are exposed, that are recorded under “Translation differences” in the consolidated balance sheet (see Note 3 r).

When a foreign operation is sold, totally or partially, the corresponding portion of associated translation differences recognized directly equity are taken to the consolidated income statement as part of the gain or loss generated by the disposal.

d) Intangible assets

“Intangible assets” are recorded at their acquisition or production cost, less accumulated amortization or any impairment losses.

The useful economic life of an intangible asset is analyzed on a case-by-case basis to assess if it is indefinite or finite. Intangible assets with a finite useful life are amortized on a straight-line basis over the course of their useful lives and are tested for impairment in the event of indications that the net carrying amount may not be recoverable. Intangible assets with an indefinite useful life are not amortized, but are subject to impairment tests on at least an annual basis, and more frequently in the event of indicators that their net carrying amount may not be recoverable (see Note 3 g).

In all cases, amortization methods and schedules are revised annually and, where appropriate, adjusted prospectively.

Research and development expenses

Research expenses are expensed as incurred. Costs incurred in developing new products to be marketed or used for the Group’s own network, and whose future economic viability is reasonably certain, are capitalized and amortized using the straight-line method over the period during which the project in question is estimated to generate economic benefits, starting upon its completion.

As long as intangible assets developed internally are not in use, the associated capitalized development costs are subject to impairment tests on at least an annual basis, and more frequently if there are indicators that their net carrying amount may not be recoverable. Costs incurred in connection with projects that are not economically viable are charged to the consolidated income statement for the year in which this circumstance becomes known.

Administrative concessions

These relate to the acquisition cost of the licenses to operate of telephony services granted to the Telefónica Móviles Group by various public authorities and to the value assigned to licenses held by certain companies at the time they were included in the Telefónica Móviles Group.

These concessions are amortized on a straight-line basis over the duration of related licenses from inception.

Software and others

These items are recorded at cost and are amortized on a straight-line basis over their useful lives, generally estimated at three years.

Telefónica Móviles, S.A.

This heading also includes the portion of the cost of acquisition allocated to customers portfolios acquired in business combinations, amortized over the estimated customer relationship life, up to a maximum of five years.

e) Property, plant and equipment

Property, plant and equipment are recorded at acquisition or production cost less accumulated depreciation and any impairment losses. Land is not depreciated.

Cost includes external and internal costs comprising warehouse materials used, direct labor used in installation work and the allocable portion of the indirect costs required for the related investment. The latter two items are recorded as income under “Other income”. Cost includes, where appropriate, the estimate of decommissioning, withdrawal and site reconditioning costs when they correspond to obligations arising as a result of the use of related assets.

Interest and other financial expenses incurred and directly attributable to the acquisition or construction of qualifying assets are capitalized. Qualifying assets at the Telefónica Móviles Group are those assets that require preparation of at least 18 months for their intended use or sale. The Group did not capitalize any financial costs in 2004 or 2005.

The costs of expansion, modernization or improvement leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of assets are capitalized when recognition requirements are met.

Upkeep and maintenance expenses are expensed as incurred.

The Telefónica Móviles Group assesses the need to write down, if appropriate, the carrying amount of each item of property, plant and equipment to its recoverable amount at each year end, whenever indicators exist that the assets’ net carrying amount may not be recoverable through the generation of sufficient revenues to cover all costs and expenses. Asset impairments are reversed when there is a positive change in estimated recoverable amount up to a limit of the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized. The write-up is credited to the income statement (See Note 3 g).

The Group’s subsidiaries depreciate their property, plant and equipment once they are in full working condition by using the straight-line method based on the assets’ estimated useful lives, calculated in accordance with technical studies which are revised periodically based on technological advances and the rate of dismantling, as follows:

Years of Estimated Useful Life
Buildings	5-50
Plant and machinery	5-10
Data processing equipment	3-5
Furniture, tools and other items	2-10

Estimated residual values and the depreciation methods and schedules are revised at each balance sheet date and adjusted prospectively, where appropriate.

f) Leases

The determination of whether a contract represents a lease arrangement depends on an analysis of the nature of the agreement; specifically whether the terms of the contract refer to the use of a specific asset and whether the agreement grants the Telefónica Móviles Group the right to use of said asset.

Leases in which the lessor preserves substantially all the risks and rewards associated with the ownership of the leased assets, are considered operating leases. Payments made pursuant to such operating leases are expensed on a straight-line basis over the life of the lease.

Telefónica Móviles, S.A.

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards of ownership to the Group. These are recognized at the inception of the lease, classified accordingly, along with the associated debt, at the lower of the present value of the minimum lease payments and the fair value of the leased asset. Lease payments are apportioned between reduction of the lease principal, interest expense and financial charges, so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged to the income statement over the lease term.

If it is not reasonably certain that the Group will acquire ownership of the asset at the end of the lease, finance lease assets are amortized at the shorter of their useful life or the lease term.

g) Impairment of non-current assets

Non-current assets, including goodwill and intangible assets, are evaluated at each balance sheet date for indications of impairment losses. Wherever such indications exist, or in the case of assets which are subject to an annual impairment test, the Group estimates the recoverable amount as the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects the time value of money and risks specific to the asset. An asset is considered to be impaired when its recoverable amount is less than its carrying amount. In this case, the net carrying amount is restated to recoverable amount and the resulting loss is taken to income. Future depreciation charges are adjusted for the new carrying amount for the asset’s remaining useful life. The Group carries out asset impairment tests on an individual basis, except when the cash flows generated by the asset are not independent of those generated by other assets (cash-generating units).

When indications of an impairment reversal exist, the corresponding asset’s recoverable amount is recalculated. Impairment losses are only reversed in the event of a change in the assumptions used to calculate the recoverable amount since the most recent impairment loss was recognized. In this case, the asset’s carrying amount is increased to the revised estimate of its recoverable amount, but may not exceed the carrying amount that would have been recorded had no impairment loss been recognized for the cash-generating unit in prior years. The reversal is recognized in the income statement and future depreciation charges are adjusted to reflect the new carrying amount. Goodwill impairment losses may not be reversed in subsequent years.

The Group’s operating countries represent the cash generating units considered for non-current assets. When determining goodwill recoverability, in line with the Group’s internal regional management model, Telefónica Móviles analyzes the following cash generating units:

Spain

Brazil

Northern region (Mexico, Guatemala, El Salvador, Panama and Nicaragua)

Andean region (Venezuela, Colombia, Ecuador and Peru)

Southern cone (Chile, Argentina and Uruguay)

Mediterranean basin (Morocco).

h) Investments in associates

The Telefónica Móviles Group’s investments in companies in which it has significant influence, but which are neither a subsidiary nor a joint venture, are accounted for by the equity method. The carrying amount of investments in associates includes related goodwill and the consolidated income statement reflects the share in the income or loss on operations of the associate. If the associate recognizes any gains or losses directly in equity, the Group also recognizes the corresponding portion of these gains or losses directly in its own equity.

i) Financial assets

All conventional financial asset purchases and sales are recognized on the balance sheet on the transaction date, i.e., when the Group assumes the commitment to purchase or sell such assets. The Telefónica Móviles Group classifies its financial assets into four categories for initial recognition purposes: (i) financial assets measured at fair value through profit or loss, (ii) loans and receivables, (iii) held-to-maturity investments and (iv) available-for-sale financial assets. Classification is reviewed annually, where appropriate.

Telefónica Móviles, S.A.

Financial assets held for trading, i.e., investments made with the aim of realizing short-term returns as a result of price changes, are classified as financial assets measured at fair value through profit or loss and are presented as current assets. All derivatives fall under this category, with the exception of those qualifying as hedging instruments. The Group also classifies certain financial instruments under this category when doing so eliminates or mitigates measurement or recognition inconsistencies that could arise from the application of other criteria for recording assets and liabilities or for recognizing gains and losses on different bases, thereby providing more meaningful information. Financial instruments included in this category are recorded at fair value and are measured again at subsequent reporting dates for fair value, with any realized or unrealized losses or gains taken to the income statement.

When the Group has the positive intention and ability (legal and financial) to hold financial assets to maturity, these are classified as held-to-maturity and are recorded under “Current assets” and “Non-current assets,” depending on the time left until maturity. Financial assets falling into this category are carried at amortized cost using the effective interest rate method, with gains and losses recognized in the income statement at settlement or upon impairment, as well as due to scheduled amortization.

Financial assets which the Group intends to hold for an unspecified period of time and could be sold at any time to meet specific liquidity requirements or in response to interest-rate movements are classified as available-for-sale. These instruments are recorded as “Non-current assets,” unless it is probable or feasible that they will be sold within 12 months. Available-for-sale investments are carried at fair value. Gains or losses arising from changes in fair value are recognized in equity at each closing date until the asset is disposed of or is determined to be impaired, at which time they are taken to the income statement. Dividends from available-for-sale assets are taken to the income statement once the Company’s right to receive said dividend is recognized.

Fair value is determined in accordance with the following criteria:

1.	Listed securities on active markets: Fair value is considered to be the market value on the closing date.

2.	Unlisted securities on active markets: Fair value is determined using valuation techniques such as discounted cash flow analysis, option valuation models, or by referring to comparable transactions. When fair value cannot be determined reliably, these investments are carried at cost.

Loans and receivables include financial assets that are not traded on organized markets and do not fall into any of the previous categories. These assets are carried at amortized cost using the effective interest-rate method. Gains and losses are taken to the income statement when the assets are disposed of or impaired, as well as due to scheduled amortization.

Financial instruments are subject to impairment testing at each closing date. If there is objective evidence of impairment of a financial asset recognized at amortized cost, the excess of the carrying amount over the estimated recoverable amount is recorded as an impairment loss in the income statement. The estimated recoverable amount is the net present value of the asset’s estimated future cash flows (excluding potential future losses), discounted using the original effective interest rate of the asset. If there is objective evidence that an available-for-sale financial instrument is impaired, the loss recognized in equity is taken to the income statement. This loss is calculated as the difference between the original cost (net of any principal repayments) and its fair value at that date, net of any impairment losses taken in prior periods.

Financial assets are only derecognized from the balance sheet in the following circumstances:

•	The rights to receive the cash flows associated with the asset have expired.

•	The Company has contracted to pay all the cash flows received from the asset to a third party.

•	The Company has transferred the rights to receive the cash flows from the asset to a third party, transferring substantially all the risks and rewards associated with the asset.

j) Inventories

Inventories are carried at the lower of weighted average cost and net realizable value.

Telefónica Móviles, S.A.

When the cash flows associated with the purchase of inventory are effectively hedged, the corresponding gains and losses accumulated in equity become part of the cost of purchased inventories.

Obsolete, defective or slow-moving inventories have been reduced to estimated net realizable value. The write-down of inventory is calculated based on inventory age and turnover.

k) Trade receivables

Trade receivables are carried at their face vale, subject to restatement if there is objective evidence of default risk on the part of the debtor. The allowance recognized is measured as the difference between the carrying amount of the doubtful trade receivables and their recoverable amount. As a general rule, the cash flows from short-term commercial bills are not discounted.

l) Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and at banks, demand deposits and other highly liquid investments with maturity of less than three months. These items are stated at historical cost, which does not differ significantly from the realizable amount.

For the purposes of the consolidated cash flow statement, cash and cash equivalents are stated net of any bank overdrafts.

m) Treasury shares

Treasury shares are stated at cost and netted from shareholders’ equity. Any gain or loss arising on the acquisition, sale, issuance or cancellation of treasury shares is recognized directly in equity.

n) Capital grants received

Capital grants received are recorded under “Trade and other payables” on the balance sheet once there is reasonable certainty that they will be collected and the related conditions met. They are brought to the income statement on a straight-line basis over the course of the useful life of the assets financed with said grants. Operating grants are brought to income in line with the expenses they cover.

o) Provisions

Provisions are made when a past event gives rise to a present obligation (legal or constructive) on the part of the Group, the settlement of which requires an outflow of resources embodying economic benefits that is considered probable and can be estimated reliably. If the impact of the time value of money is significant, the provision is discounted, and the corresponding increase in the provision is recorded as a financial expense.

p) Share-based payments

As described in Note 2c, IFRS 2 is applied to compensation schemes linked to the share price granted after November 7, 2002. The policy applied to employee stock option compensation schemes granted before that date consists of recording a provision evenly throughout the duration of the plan based on the best estimate of the net expenditure required to settle the plans in the future, in accordance with the terms and conditions of each plan.

q) Interest-bearing loans and borrowings

These debts are recognized initially at fair value of the consideration received, net of directly attributable transaction costs. In subsequent periods, the financial liabilities are carried at amortized cost using the effective interest rate method. Any difference between the cash received (net of transaction costs) and the repayment value is recognized in the income statement over the life of the debt. Financial debts are considered non-current when their maturity is over 12 months or the Telefónica Móviles Group has full discretion to defer settlement for at least another 12 months from the closing date.

Telefónica Móviles, S.A.

Financial liabilities are derecognized from the balance sheet when the corresponding obligation is settled, cancelled or matures. When a financial liability is replaced with another on substantially different terms, this is accounted for as a derecognition of the original liability and the recognition of a new one and the difference between their respective fair values is taken to profit or loss.

r) Derivatives financial instruments and hedge accounting

Risk management policies

The Group’s subsidiaries are exposed to a range of market risks, the most important of which are:

—	Exchange rate risk, arising mainly from the Telefónica Móviles Group’s international presence, with investments and businesses in countries outside the Euro zone, and foreign currency-denominated debt in its countries of operations.

—	Interest rate risk: on the one hand, the impact on the cost of floating-rate debt financing of interest rate movements and on the other hand on the value of long-term liabilities at fixed rates (market value moves in the opposite direction to rates).

In addition, the Group has liquidity risk given the potential for temporary imbalances between the need for funds and their sources.

Finally, country risk can be highlighted (related to the aforementioned risks), i.e. the chance that the value of foreign assets and,on the cash flows they generate on, that are repatriated to the parent company could decline as a result of political, economic and social instability in the countries where the Group operates.

The Telefónica Móviles Group actively manages these risks with the aim of stabilizing cash flows, in order to facilitate financial planning and leverage investment opportunities, maximize capital and reserves and protect its investments. Risk management guidelines are disseminated by the parent company at the Group level and are implemented by its subsidiaries (ensuring that the individual interests of the Group and its subsidiaries are aligned).

Telefónica Móviles uses derivative financial instruments to manage risks, primarily exchange-rate and interest-rate hedges.

Derivative instruments and hedge accounting

Derivative financial instruments are initially recognized at fair value, normally equivalent to cost. Their carrying amounts are adjusted at each subsequent balance sheet date to fair value, classified under current financial assets or current financial liabilities depending on whether fair value is positive or negative, respectively. Derivatives that meet all the criteria for consideration as long-term hedging instruments are recorded as non-current assets and liabilities, depending on their fair value.

The accounting treatment of any gain or loss resulting from changes in the fair value of a derivative depends on whether the derivative in question meets all the criteria for hedge accounting and, if appropriate, on the nature of the hedge.

Accordingly, the Group designates certain derivatives as:

1.	Instruments to hedge risk associated with the fair value of an asset or liability or of a firmly committed transaction (fair value hedge), or

2.	Instruments to hedge risk associated with changes in cash flows due to risks associated with a recorded asset or liability or with an expected transaction (cash flow hedge), or

3.	Instruments to hedge net investment in a foreign operation

Telefónica Móviles, S.A.

An instrument designed to hedge foreign currency exposure in a firm transaction could be designated as either a fair value or a cash flow hedge.

Changes in fair value of derivatives that qualify as fair value hedges are recognized in the income statement, together with changes in the fair value of the hedged asset or liability attributable to the risk being hedged.

Changes in fair value of derivatives that qualify and have been assigned to hedge cash flows, which are highly effective, are recognized in equity. The portion considered ineffective is recognized directly in profit or loss. Fair value changes from hedges that relate to firm commitments or forecast transactions that result in the recognition of non-financial assets or liabilities are included in the initial measurement of those assets or liabilities. Otherwise, changes in fair value previously deferred to equity are recognized in the income statement in the period in which the hedged transaction affects income.

An instrument designed to hedge foreign currency exposure from a net investment in a foreign operation is accounted for in the same way as a cash flow hedge as described in the preceding paragraph.

The application of the company’s corporate risk management policies could result in financial risk-hedging transactions that make economic sense, yet are not strictly IFRS compliant for hedge accounting. Alternatively, the Group may opt not to apply hedge accounting criteria in certain instances. In these cases, gains or losses resulting from changes in the fair value of the derivatives are taken directly to the income statement. Derivatives used to reduce the exchange risk relating to the income contributed by Latin American subsidiaries are not treated as hedging transactions.

From inception, the Group formally documents the hedging relationship between the derivative and the hedged asset or liability, as well as the associated risk management objectives and strategies. This documentation includes identification of the hedge instrument, the hedged asset or liability or transaction and the nature of the risk hedged.

In addition, it states the manner in which hedge effectiveness, i.e. the extent to which the hedge instrument offsets any changes in the underlying hedged item’s fair value or cash flows that can be attributed to the risk hedged, is measured. Its effectiveness is measured, prospectively and retroactively, both at the beginning of the hedge transaction as well as on a sistematic basis throughout the life of the hedge.

Hedge accounting is discontinued whenever the hedging instrument expires or is sold, terminated or settled or no longer qualifies for hedge accounting. In these instances, gains or losses accumulated in equity are not recognized in profit or loss until the forecast or committed transaction occurs. However, if the hedged transaction is no longer expected to occur, the cumulative gains or losses recognized directly in equity are taken immediately to profit or loss.

The fair value of derivative financial instruments used for hedging purposes is detailed in Note 13. In addition, the statement of changes in equity provides a detail of the movements in gains and losses due to cash flow hedges.

The fair value of the derivative portfolio includes estimates based on calculations using observable market data, as well as specific pricing and risk management tools commonly used by financial entities.

s) Corporate income tax and other taxes

This heading in the accompanying consolidated income statement includes all the debits and credits arising from the corporate income tax levied on the Spanish Group companies and similar taxes applicable to the Group companies abroad (see Note 14).

Corporate income tax recorded each year includes current and deferred taxes, if any.

The carrying amount of assets and liabilities related to current tax and prior periods taxes represents the estimated amount owed to/due from the tax authorities. The tax rates and regulations used as a basis for calculating these amounts are those prevailing (or practically endorsed) at the closing date.

Telefónica Móviles, S.A.

Deferred taxes are calculated based on balance sheet analysis. The temporary differences considered are those generated as a result of the difference between tax bases of the assets and liabilities and their respective carrying amounts.

The main temporary differences arise due to discrepancies between the tax bases and carrying amounts of intangible assets, plant, property and equipment, non-deductible provisions, unused tax credits, tax loss carryforwards as well as differences in the fair value and tax bases of net assets acquired of a subsidiary, associate or joint venture.

The Group estimates deferred tax assets and liabilities by applying the tax rates it believes will be in effect when the corresponding asset is received or the liability settled, based on prevailing tax rates and regulations (or practically endorsed) at the closing date.

At each year end, the carrying amount of deferred tax assets on the balance sheet is tested for impairment and the necessary restatements are made if there is uncertainty as to their recoverability. Also at each close, deferred tax assets not recognized on the balance sheet are evaluated. These are recorded to the extent that their recoverability via future taxable profits becomes probable.

Deferred tax liabilities on investments in subsidiaries, branches, associates and joint ventures are not recognized if the parent company is in a position to control the timing of the reversal and if the reversal is unlikely to take place in the foreseeable future.

The tax effect of items taken to equity is recognized directly in equity. Deferred tax assets and liabilities resulting from business combinations are added to or netted from goodwill.

Deferred tax assets and liabilities are only offset when they relate to taxes imposed by the same fiscal authority on the same tax entity and where the right to offset current tax assets and liabilities is legally recognized.

t) Revenues and expenses

Revenues and expenses are recognized on the income statement on an accrual basis, i.e. when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises.

Sales of equipment and accessories

Revenues generated on the sale of equipment and accessories are recorded when the purchase transaction is completed. The transaction is considered complete when substantially all the risks associated with ownership of the goods have been transferred.

Traffic sales

Revenues generated on traffic sales are recorded on an accrual basis, i.e., as the traffic is consumed by the customers.

Revenue related to prepaid phone cards and recharges is recognized as the minutes are consumed. Unconsumed minutes are recorded as deferred income under “Trade and other payables” on the liability side of the balance sheet.

Connection fees

This relates to the one-off fee invoiced when the service is contracted.

Under IFRS, connection fees are recognized in income together with the corresponding revenues from handset and other accessory sales, provided there are no amounts contingent on pending delivery of other goods or services to the customer. Connection revenues not recognized together with revenues from equipment sales are deferred and recognized in income throughout the average estimated customer relationship period.

Telefónica Móviles, S.A.

Handset rental (Comodato)

Part of property, plant and equipment, these assets are owned by the group companies throughout the rental period and are depreciated based on their useful lives, being the lesser of the following:

—	Contractual rental period.
—	The average useful life of the customer relationships.

Loyalty programs

The points program is a tool for enhancing customer loyalty. As customers consume traffic, they earn points which they can exchange for handset upgrades or other services. The accounting treatment for these programs is to accrue points earned as negative revenues as the customer consumes the traffic giving rise to the right to accumulate points.

If the points have an expiration date, the surplus provision made on points accrued is written back to the income statement under the same heading used to record the accrual.

Multiple-element sales contracts

Under IFRS, a specific revenue recognition method must be applied separately to each transaction, and even in certain circumstances it may be necessary to apply a different recognition method to different identifiable components within a single transaction in order to reflect the economic basis of the transaction.

It is common practice among telecommunications operators to sell promotional packages which primarily include the sale of handsets combined with airtime. The Group applies the following rule for recognizing and measuring the various components of promotional package sales combining multiple elements or components:

—	The package components that have value to the customer independently, i.e., are also sold separately and could be in turn resold by the customer himself, are identified.

—	Total package revenue is split among the identified components in proportion to their respective fair values, but is not allocated to components that are contingent upon delivery of pending goods or services.

u) Use of estimates in recognizing assets and liabilities

The main assumptions made and other significant sources of uncertainty in the estimates made at the closing date that could have a material impact on the carrying amount of assets and liabilities in the next financial year are:

Property, plant and equipment and goodwill

The accounting treatment of property, plant and equipment and intangible assets entails the use of estimates to determine their useful lives for depreciation and amortization purposes to assess fair value at their acquisition dates, especially for assets acquired in business combinations.

Determining useful lives requires making estimates in connection with future technological developments and alternative uses for assets. There is a significant element of judgment involved in making technological development assumptions, since the timing and scope of future technological advances are difficult to predict.

When property, plant and equipment are considered to be impaired, the corresponding loss is taken to the income statement for the period. The decision to recognize an impairment loss involves estimates of the timing and potential scope of the impairment, as well as analysis of the reasons for the potential loss. Furthermore, additional factors, such as technological obsolescence, the suspension of certain services and other circumstantial changes are taken into account.

Telefónica Móviles, S.A.

The Telefónica Móviles Group evaluates its cash-generating units’ performance regularly to identify potential goodwill impairments. Determining the recoverable amount of the cash-generating units to which goodwill is allocated also entails the use of assumptions and estimates and requires a significant element of judgment.

A significant change in the facts and circumstances on which these estimates are based could have a material negative impact on the Group’s earnings and financial position.

Deferred tax assets and liabilities

The Group evaluates the recoverability of deferred tax assets based on estimates of future earnings. The ability to recover these taxes depends ultimately on the Group’s ability to generate taxable earnings over the course of the period for which the deferred tax assets remain deductible. This analysis is based on the estimated schedule for reversing deferred taxes as well as estimates of taxable earnings and tax planning strategies which are sourced from internal projections and are continuously updated to reflect the latest trends.

The appropriate classification of tax assets and liabilities depends on a series of factors, including estimates as to the timing and materialization of deferred tax assets and the forecast tax payment schedule. Actual Group company income tax receipts and payments could differ from the estimates made by the Group as a result of changes in tax legislation or unforeseen transactions that could affect tax balances.

Provisions

Provisions are made when a past event gives rise to a present obligation (legal or constructive) on the part of the Group, the settlement of which requires an outflow of resources embodying economic benefits that is considered probable and can be estimated reliably. This obligation may be legal or constructive, deriving from, inter alia, regulations, contracts, normal practices or public commitments that lead third parties to reasonably expect that the Group will assume certain responsibilities. The amount of the provision is determined based on the best estimate of the outflow of resources required to settle the obligation, bearing in mind all available information at the closing date, including the opinions of independent experts such as legal counsel or consultants.

No provision is recognized if the amount of liability cannot be estimated reliably. In this case, the relevant information is provided in the notes to the financial statements.

Given the uncertainties inherent in the estimates used to determine provision amounts, actual outflow of resources may differ from the amounts recognized originally on the basis of the estimates.

v) Pension plans

Some Group companies have commitments for supplementary pension payments with their personnel. These obligations and commitments are for the most part defined-contribution plans and are formalized in pension plans or insurance policies. In the event of defined benefit plans or similar, the companies accrue the expenses associated with defined-contribution pension plans and similar commitments over the life of the employment contracts on the basis of appropriate actuarial studies.

Telefónica Móviles, S.A.

w) IFRS and IFRIC interpretations not yet effective

At the date of preparation of the consolidated financial statements, the following IFRS and IFRIC interpretations have been published but their application is not mandatory:

Standards and amendments to standards		Effective date

IFRS 6	Exploration for and Evaluation of Mineral Assets	January 1, 2006

IFRS 7	Financial Instruments: Disclosures	January 1, 2007

Amendment to IAS 1	Presentation of Financial Statements—Capital Disclosures	January 1, 2007

Amendment to IAS 19	Employee Benefits	January 1, 2006

Amendment to IAS 21	The Effects of Changes in Foreign Exchange Rates – Net Investment in a Foreign Operation	January 1, 2006

Amendment to IAS 39	Financial Instruments: Recognition and Measurement—Fair Value Option	January 1, 2006

Amendment to IAS 39	Financial Instruments: Recognition and Measurement—Cash Flow Hedges of Forecast Intragroup Transactions	January 1, 2006

Amendment to IAS 39	Financial Instruments: Recognition and Measurement—Financial Guarantee Contracts	January 1, 2006

Interpretations		Effective date
IFRIC 4	Determining Whether an Arrangement Contains a Lease	January 1, 2006
IFRIC 5	Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds	January 1, 2006
IFRIC 6	Liabilities Arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment	December 1, 2005
IFRIC 7	Applying the Restatement Approach under IAS 29 Financial Information in Hyperinflationary Economies	March 1, 2006
IFRIC 8	Scope of IFRS 2 Share-based Payment	May 1, 2006

In accordance with the recommendation of advance application and temporary provisions, the Group has adopted the amendment to IAS 39 Financial Instruments: Recognition and Measurement – Fair Value Option before the effective date.

The Group believes that the adoption of the aforementioned standards and interpretations will not have a significant impact on its financial statements.

Telefónica Móviles, S.A.

4) INTANGIBLE ASSETS

This heading comprises primarily the value of Telefónica Móviles’ telecommunications services licenses and concessions in its countries of operation.

The detail and movement in this heading in 2005 and 2004 are as follows:

	Thousands of euros
	Balance at 12/31/04	Increases	Decreases	Changes in consolidation scope	Translation differences	Transfers	Balance at 12/31/05
Cost:
Development expenses	2,159	—	—	—	—	(1,999)	160
Administrative concessions	2,930,487	47,730	(1,337)	122,806	650,522	24,622	3,774,830
Software	1,470,871	328,825	(28,981)	4,567	168,410	101,570	2,045,262
Other intangible assets	345,887	63,952	(12)	84,871	61,127	(27,168)	528,657

Total gross intangible assets	4,749,404	440,507	(30,330)	212,244	880,059	97,025	6,348,909

Accumulated depreciation:
Development expenses	(1,373)	—	—	—	—	1,373	—
Administrative concessions	(362,628)	(261,024)	1,321	—	(111,704)	(19,311)	(753,346)
Software	(831,805)	(316,290)	27,768	—	(115,221)	37,467	(1,198,081)
Other intangible assets	(43,803)	(209,421)	12	—	(16,241)	6,419	(263,034)

Total accumulated depreciation	(1,239,609)	(786,735)	29,101	—	(243,166)	25,948	(2,214,461)

Provisions for impairment	(140)	—	—	—	(43)	183	—

Net intangible assets	3,509,655	(346,228)	(1,229)	212,244	636,850	123,156	4,134,448

	Thousands of euros
	Balance at 01/01/04	Increases	Decreases	Changes in consolidation scope	Translation differences	Transfers	Balance at 12/31/04
Cost:
Development expenses	1,321	—	—	—	—	838	2,159
Administrative concessions	2,029,272	7,312	—	967,049	(70,190)	(2,956)	2,930,487
Software	1,127,145	221,568	(959)	81,552	(3,395)	44,960	1,470,871
Other intangible assets	41,088	35,871	(245)	272,118	3,274	(6,219)	345,887

Total gross intangible assets	3,198,826	264,751	(1,204)	1,320,719	(70,311)	36,623	4,749,404

Accumulated depreciation:
Development expenses	(1,258)	(73)	—	—	—	(42)	(1,373)
Administrative concessions	(232,808)	(134,877)	—	—	1,438	3,619	(362,628)
Software	(578,354)	(250,920)	646	—	2,566	(5,743)	(831,805)
Other intangible assets	(5,869)	(40,323)	—	—	1,223	1,166	(43,803)

Total accumulated depreciation	(818,289)	(426,193)	646	—	5,227	(1,000)	(1,239,609)

Provisions for impairment	(944)	(140)	944	—	—	—	(140)

Net intangible assets	2,379,593	(161,582)	386	1,320,719	(65,084)	35,623	3,509,655

In 2005 “Changes in consolidation scope” includes the addition of the BellSouth Chile and BellSouth Argentina assets. In 2004, the “Changes in consolidation scope” column includes most notably the incorporation of Telefónica Móvil de Chile, S.A. into the consolidation scope and the operators acquired from BellSouth (see Note 2d).

Telefónica Móviles, S.A.

“Increases” primarily includes investments in information and billing systems, as well as the development of new services.

The carrying amount of the licenses of Tele Centro Oeste Celular Participaçoes, S.A. was increased by 70,675 thousand and 27,320 thousand euros in 2004 and 2005, respectively, as the assets of this acquired subsidiary were recognized at fair value (see Note 5).

Independent appraisals of the assets acquired from BellSouth in Chile and Argentina resulted in the allocation in 2005 of 84,692 thousand euros of the acquisition price to customer portfolios acquired which is recorded under “Other intangible assets”.

Independent appraisals of the assets acquired from Telefónica Móvil de Chile, S.A. and the BellSouth operators resulted in the allocation in 2004 of 754,563 thousand euros to “Administrative concessions” (licenses) and a 32,023 thousand euro write-up in “Software”. Furthermore, 248,787 thousand euros of the acquisition price was allocated to customer portfolios acquired which are recorded under “Other intangible assets” (see Notes 3a and 5). These allocations are reflected under “Changes in consolidation scope.”

“Translation differences” reflects the impact of exchange rate movements on opening balances of assets at foreign subsidiaries. The effect of exchange rates on variations in the year is included in the appropriate column for each variation.

In-house developments capitalized in 2005 and 2004 by the Group companies totaled 423 and 263 thousand euros, respectively.

The amount of fully amortized intangible assets at December 31, 2005 and 2004 stood at 680,275 and 352,076 thousand euros, respectively.

At December 31, 2005 and 2004, the Company carried intangible assets with indefinite useful lives amounting to 145,210 and 66,879 thousand euros, respectively. These assets relate primarily to licenses to operate wireless telecommunications services in Argentina.

The Company’s management reviews the indefinite useful life classification of these assets each year.

They are also subject to impairment tests whenever there is indication of a potential loss in value and, in any event, at the end of each year. There was no material impact on the consolidated financial statements for 2005 or 2004 as a result of these impairment tests.

The balance of intangible assets carried by the Telefónica Móviles Group under finance leases at December 31, 2005 and 2004 is not material.

Telefónica Móviles, S.A.

5) GOODWILL

The detail of the movement in this heading in 2005 and 2004 are as follows:

	Thousands of euros
	Balance at 12/31/04	Changes in consolidation scope	Increases	Transfers	Translation differences	Balance at 12/31/05
Spain	12,208	—	—	—	—	12,208
Telefónica Móviles España, S.A.	12,208	—	—	—	—	12,208
Brazil	522,552	—	11,564	(115,391)	140,530	559,255
Subsidiaries of Brasilcel, N.V.	522,552	—	11,564	(115,391)	140,530	559,255
Northern region	779,901	—	102,052	(52)	102,101	984,002
TES Holding, S.A. de C.V. (El Salvador)	47,083	—	5,657	—	7,663	60,403
Telefónica Móviles Mexico Group	223,210	—	85,763	—	20,319	329,292
Mexican company subsidiaries	106,944	—	—	—	22,119	129,063
TCG Holdings, S.A. (Guatemala)	30,860	—	—	—	5,487	36,347
Telefónica Móviles Panamá, S.A.	272,843	—	2,815	(52)	42,307	317,913
Telefónica Móviles Guatemala y Cía., S.C.A.	27,478	—	8	—	4,876	32,362
Telefonía Celular de Nicaragua, S.A.	71,483	—	7,809	—	(670)	78,622
Andean region	1,440,055	—	2,062	(26,971)	188,609	1,603,755
Telefónica Móviles Perú Holding, S.A.	2,216	—	—	—	230	2,446
Telcel, C.A. (Venezuela)	481,362	—	—	(4,861)	15,028	491,529
Olympic, Ltd. (Colombia)	541,310	—	—	(5,118)	111,040	647,232
Otecel, S.A. (Ecuador)	403,870	—	58	(7,401)	62,196	458,723
Telefonica Móviles Perú, S.A.	11,297	—	12	(9,591)	115	1,833
Latin American Celular Holding B.V	—	—	1,992	—	—	1,992
Southern cone	533,849	—	781,189	(111)	232,670	1,547,597
Telefónica Móvil de Chile, S.A.	523,550	—	—	—	130,888	654,438
Telefónica Móviles Uruguay, S.A.	10,299	—	—	(111)	2,670	12,858
Telefónica Móviles Chile Inversiones, S.A.	—	—	219,444	—	44,385	263,829
Compañía Radio Comunicaciones Móviles, S.A.(Argentina)	—	—	547,218	—	55,077	602,295
Telecomunicaciones Personales, S.A. (Argentina)	—	—	14,527	—	(350)	14,177

Total goodwill	3,288,565	—	896,867	(142,525)	663,910	4,706,817

Telefónica Móviles, S.A.

	Thousands of euros
	Balance at 01/01/04	Changes in consolidation scope	Increases	Transfers	Translation differences	Balance at 12/31/04
Spain	12,208	—	—	—	—	12,208
Telefónica Móviles España, S.A.	12,208	—	—	—	—	12,208
Brazil	474,301	—	114,201	(70,675)	4,725	522,552
Brasilcel, N.V. subsidiaires	474,301	—	114,201	(70,675)	4,725	522,552
Northern region	382,246	—	461,510	—	(63,855)	779,901
TES Holding, S.A. de C.V. (El Salvador)	50,781	—	—	—	(3,698)	47,083
Grupo Telefónica Móviles México	183,631	—	47,564	—	(7,985)	223,210
Mexican company subsidiaries	115,673	—	—	—	(8,729)	106,944
TCG Holdings, S.A. (Guatemala)	32,161	—	—	—	(1,301)	30,860
Telefónica Móviles Panamá, S.A.	—	—	305,146	—	(32,303)	272,843
Telefónica Móviles Guatemala y Cía., S.C.A.	—	—	32,147	—	(4,669)	27,478
Telefonía Celular de Nicaragua, S.A.	—	—	76,653	—	(5,170)	71,483
Andean region	2,265	719,284	771,385	—	(52,879)	1,440,055
Telefónica Móviles Perú Holding, S.A.	2,265	—	—	—	(49)	2,216
Telcel, C.A. (Venezuela)	—	—	491,124	—	(9,762)	481,362
Olympic, Ltd. (Colombia)	—	719,284	(183,190)	—	5,216	541,310
Otecel, S.A. (Ecuador)	—	—	451,372	—	(47,502)	403,870
Comunicaciones Móviles Perú, S.A.	—	—	12,079	—	(782)	11,297
Southern cone	—	—	523,225	—	10,624	533,849
Telefónica Móvil de Chile, S.A.	—	—	512,399	—	11,151	523,550
Telefónica Móviles Uruguay, S.A.	—	—	10,826	—	(527)	10,299

Total goodwill	871,020	719,284	1,870,321	(70,675)	(101,385)	3,288,565

Based on the estimates and projections available to them, the directors consider that future earnings attributable to the Group from investments in companies with goodwill balances at year-end 2005 will be at least equal to the net book value of the related goodwill carried.

Goodwill generated from the acquisition of foreign companies is treated as an asset denominated in the currency of the acquiree and is therefore subject to exchange rate differences, which are included under “Translation differences.”

“Changes in consolidation scope” in 2005 related to the incorporation of the BellSouth operators in Chile and Argentina in the consolidation scope.

In 2005, 115,391 thousand euros were reclassified mainly as a result of the write-up in the carrying amount of the licenses of Tele Centro Oeste Celular Participaçoes, S.A. in the wake of the fair value recognition of the acquired assets when further participations in this subsidiary were acquired (see Note 4).

Telefónica Móviles, S.A.

In 2004, “Increases” relates primarily to the incorporation of Telefónica Móvil de Chile, S.A. into the consolidation scope and the operators acquired from BellSouth, as well as the higher shareholdings in the Brazilian operators as a result of the public takeover bids (see Note 2d).

In 2004, 70,675 thousand euros were reclassified mainly as a result of the write-up in the carrying amount of the assets of Tele Centro Oeste Celular Participaçoes, S.A. in the wake of the fair value recognition of the acquired assets when further participations in this subsidiary were acquired (see Note 4).

The Company uses the projections for the various cash-generating units to which goodwill is allocated to carry out its impairment tests, applying forecasted growth rates which are extrapolated at a constant rate from when the cash flows are deemed to be stable. The discount rate is adjusted for country and business risk, as appropriate. These tests are performed annually and when there are indications that the recoverable amount of goodwill may be impaired.

6) PROPERTY, PLANT AND EQUIPMENT

The detail of the movement of property, plant and equipment and related depreciation in 2005 and 2004 are as follows:

	Thousands of euros
	Balance at 12/31/04	Additions	Disposals	Changes in consolidation scope	Translation differences	Transfers	Balance at 12/31/05
Cost:
Land and buildings	1,320,024	13,219	(6,007)	52,739	154,972	141,624	1,676,571
Plant and machinery	9,265,694	161,413	(206,615)	56,711	1,333,743	1,275,536	11,886,482
Data processing equipment	595,720	83,284	(11,288)	6,272	74,902	27,642	776,532
Furniture, tools and other items	435,500	379,603	(18,109)	37,246	88,490	(220,191)	702,539
Work-in-progress	700,988	1,246,637	(331)	2,004	116,543	(1,279,398)	786,443
Advances on PP&E	5,762	5,774	(11)		622	(7,690)	4,457

Gross PP&E	12,323,688	1,889,930	(242,361)	154,972	1,769,272	(62,477)	15,833,024

Accumulated depreciation:							0
Buildings	(410,604)	(164,920)	3,834	—	(56,987)	12,018	(616,659)
Plant and machinery	(5,635,948)	(1,244,879)	187,042	—	(879,328)	(17,614)	(7,590,727)
Data processing equipment	(441,826)	(82,184)	10,773	—	(53,725)	21,141	(545,821)
Furniture, tools and other items	(155,754)	(95,292)	16,096	—	(59,032)	18,752	(275,230)

Total accumulated depreciation	(6,644,132)	(1,587,275)	217,745	—	(1,049,072)	34,297	(9,028,437)

Provisions for impairment	(35,816)	(14,765)	5,863	—	(4,577)	(6,191)	(55,486)

Net PP&E	5,643,740	287,890	(18,753)	154,972	715,623	(34,371)	6,749,101

	Thousands of euros
	Balance at 01/01/04	Additions	Disposals	Changes in consolidation scope	Translation differences	Transfers	Balance at 12/31/04
Cost:
Land and buildings	951,612	54,358	(1,455)	203,497	(14,049)	126,061	1,320,024
Plant and machinery	7,857,718	164,776	(71,800)	690,452	(96,708)	721,256	9,265,694
Data processing equipment	504,883	35,227	(6,059)	47,165	(4,271)	18,775	595,720
Furniture, tools and other items	285,223	271,847	(4,564)	48,229	(7,185)	(158,050)	435,500
Work-in-progress	545,434	817,868	(3,095)	101,328	(20,662)	(739,885)	700,988
Advances on PP&E	3,942	555	(1)	1,173	(176)	269	5,762

Gross PP&E	10,148,812	1,344,631	(86,974)	1,091,844	(143,051)	(31,574)	12,323,688

Accumulated depreciation:
Buildings	(302,264)	(80,405)	807	—	1,656	(30,398)	(410,604)
Plant and machinery	(4,868,783)	(893,531)	57,379	—	44,216	24,771	(5,635,948)
Data processing equipment	(383,800)	(68,312)	4,702	—	3,932	1,652	(441,826)
Furniture, tools and other items	(119,209)	(54,500)	3,410	—	4,723	9,822	(155,754)

Total accumulated depreciation	(5,674,056)	(1,096,748)	66,298	—	54,527	5,847	(6,644,132)

Provisions for impairment	(35,447)	787	1,182	—	1,449	(3,787)	(35,816)

Net PP&E	4,439,309	248,670	(19,494)	1,091,844	(87,075)	(29,514)	5,643,740

Telefónica Móviles, S.A.

As in the case of intangible assets, the Company has measured property, plant and equipment acquired as part of the purchase of the BellSouth operators in order to allocate the corresponding portion of the purchase price to related assets, up to the limit of their market value.

“Changes in consolidation scope” in 2005 reflects the addition of the assets of BellSouth Chile and BellSouth Argentina (see Note 2d).

In 2004, “Changes in consolidation scope” comprises the incorporation of Telefónica Móvil de Chile, S.A. into the consolidation scope and the operators acquired from BellSouth (see Note 2d).

In both 2005 and 2004, the amounts recorded under “Additions” relate primarily to network capacity expansion and rollout by the Móviles Group operators.

“Translation differences” reflects the impact of exchange-rate movements on opening balances of assets at foreign subsidiaries. The effect of exchange rates on movements in the year is included in the corresponding columns.

The detail, at December 31, 2005 and 2004, of the property, plant and equipment owned by consolidated Group subsidiaries located abroad is as follows:

	Thousands of euros
	12/31/05	12/31/04
Cost	9,193,181	6,334,541
Accumulated depreciation and impairment	(4,351,593)	(2,441,541)

Total	4,841,588	3,893,000

The following items in use had been fully depreciated:

	Thousands of euros
	12/31/05	12/31/04
Buildings	51,653	46,929
Plant and machinery	3,922,793	2,457,893
Data processing equipment	411,693	317,020
Furniture, tools and other items	116,517	568,657

Total	4,502,656	3,390,499

The detail of Telefónica Móviles Group property, plant and equipment under finance leases is as follows:

	Thousands of euros
	12/31/05	12/31/04
Land and buildings	20,100	16,438
Plant and machinery	65,701	—
Data processing equipment	14,049	10,694
Furniture, tools and other items	1,576	1,095

Cost	101,426	28,227

Accumulated depreciation	(39,011)	(6,968)

Total	62,415	21,259

Group company policy is to take out insurance policies to reasonably cover the possible risks to which their property, plant and equipment are subject.

Telefónica Móviles, S.A.

7) FINANCIAL ASSETS

Non-current financial assets

The detail of non-current financial assets and the corresponding impairment provisions at December 31, 2005 and 2004 are as follows:

	Thousands of euros
	Other shareholdings	Loans to Telefónica Group companies (Note 11)	Other loans	Derivative financial assets	Deposits and guarantees	Other non- current financial assets	Impairment losses	Total
Balance at 01/01/04	5,851	1,206,118	61,300	92,573	486,882	27,660	(3,357)	1,877,027

Increases	966	229,617	120,086	—	6,885	8,587	(49,995)	316,146
Decreases	(803)	(2,248)	(5,102)	(2,465)	(70,325)	(5,902)	—	(86,845)
Changes in consolidation scope	—	—	268	—	1,553	8,905	—	10,726
Translation differences	83	(46,996)	(9,272)	(10,122)	173	(676)	—	(66,810)
Fair value restatements	—	35,722	—	(1,908)	—	—	—	33,814
Transfers	4,852	958,937	97	(14,526)	—	(179)	(14)	949,167

Balance at 12/31/04	10,949	2,381,150	167,377	63,552	425,168	38,395	(53,366)	3,033,225

Increases	2,077	166,980	29,447	2,714	6,130	19,443	(2,853)	223,938
Decreases	(1,615)	(518,516)	(81,576)	—	(69,657)	(14,788)	1,923	(684,229)
Changes in consolidation scope	—	—	—	—	—	242	—	242
Translation differences	6,222	6,203	25,557	1,152	4,292	2,598	(12,880)	33,144
Fair value restatements	—	—	—	(1,706)	—	—	—	(1,706)
Transfers	43,739	(877,063)	(12,619)	(50,942)	10,616	(20,374)	(328,818)	(1,235,461)

Balance at 12/31/05	61,372	1,158,754	128,186	14,770	376,549	25,516	(395,994)	1,369,153

At December 31, 2004, “Other loans” included 60,945 thousand euros of convertible promissory notes in the Puerto Rican operator Newcomm Wireless Services, Inc. which Telefónica Móviles carried through its subsidiary TEM Puerto Rico, Inc. In 2005, this balance was transferred to the “Other shareholdings” column when the aforementioned promissory notes were converted into 49.9% of the investee’s share capital. In addition, the Móviles Group diluted its shareholding from 49.9% to 49.3% when it did not participate in the capital increase carried out by Newcomm Wireless Services, Inc in August 2005. In light of this operator’s financial situation, an impairment loss of 46,632 thousand euros was recognized in 2004.

“Derivative financial assets” reflect the fair value of derivatives used to hedge assets or liabilities whose maturity is 12 months or greater, as part of the Group’s financial risk hedging strategy (see Note 13).

“Deposits and guarantees” relates primarily to balances to cover IPSE 2000, S.p.A. guarantees amounting to 335,452 thousand and 400,866 thousand euros at December 31, 2005 and 2004, respectively. These deposits will decrease as the respective obligations they are guaranteeing are reduced (see Note 17). At December 31, 2005, the Group had provisioned the deposits held in connection with the IPSE 2000, S.p.A. guarantees (see Note 10).

Current financial assets

This heading in the consolidated balance sheets includes mainly the following:

—	Current investments of cash surpluses at Group companies, which amounted to 134,783 thousand euros (181,798 thousand euros at December 31, 2004) and investment of loans proceeds totaling 140,161 thousand euros (525,477 thousand euros at December 31, 2004).

—	Derivative financial assets amounting to 51,778 thousand euros (12,425 thousand euros at December 31, 2004).

—	Loans to Telefónica Group companies amounting to 940,095 thousand euros (399,921 thousand euros at December 31, 2004) which are detailed in Note 11.

Telefónica Móviles, S.A.

—	At December 31, 2005, the Group had recorded current financial asset impairment provisions, corresponding mainly to the 351,028 thousand euro provision on loans made to IPSE 2000, S.p.A. (See Note 10).

Given the short-term maturity of the assets described above, their fair value is similar to their carrying amounts.

Cash and cash equivalents

Cash and cash equivalents at December 31, 2005 and 2004 comprise mainly cash on hand and at banks, demand deposits and other highly liquid investments that mature in less than three months.

In addition, this heading includes the cash balances at the Telefónica Group companies, Telefonía y Finanzas, S.A. (Telfisa), Fisatel México, S.A. de C.V. and Telefónica Finanzas Perú S.A.C., arising on transfers to and from the banks with which Telefónica Group has current accounts. At December 31, 2005, the balance outstanding with the aforementioned Group companies amounted to 1,744,537 thousand euros (1,396,227 thousand euros at December 31, 2004) (see Note 11).

8) INVESTMENTS IN ASSOCIATES

The detail of associates and key financial highlights is the following:

2005

	Thousands of euros
COMPANY	Total assets	Total liabilities	Ordinary income	Profit (loss) for the year	Goodwill
IPSE 2000, S.p.A.(1)	42,255	1,033,588	—	(1,223,389)	—
Medi Telecom, S.A.	1,154,920	991,359	390,584	26,434	9,822
Mobipay España, S.A.	3,171	—	—	(4,791)	—

TOTAL	1,200,346	2,024,947	390,584	(1,201,746)	9,822

(1)	Losses at IPSE S.p.A. in 2005 include the full write-off of the license that had already been partially written down to 136,787 thousand euros in previous years.

2004

	Thousands of euros
COMPANY	Total assets	Total liabilities	Ordinary income	Profit (loss) for the year	Goodwill
IPSE 2000, S.p.A.	797,677	724,883	558	(61,838)	—
Medi Telecom, S.A.	1,144,379	1,010,523	324,808	(26,881)	9,575
Mobipay España, S.A.	15,905	7,943	2,919	(4,611)	—
Mobipay Internacional, S.A.	4,146	431	—	(1,024)	—

TOTAL	1,962,107	1,743,780	328,285	(94,354)	9,575

The detail of the movements in “Investments in associates” in 2005 and 2004 were as follows:

	Thousands of euros
	Balance at 12/31/04	Profit (loss)	Increases	Translation differences	Transfers	Balance at 12/31/05
IPSE 2000, S.p.A.	32,757	(160,770)	101,918	—	26,095	—
Medi Telecom, S.A.	43,075	8,506	—	1,196	(143)	52,634
Mobipay España, S.A.	883	(640)	—	—	180	423
Other companies	—	(1,302)	773	(63)	1,095	503

Total	76,715	(154,206)	102,691	1,133	27,277	53,560

Telefónica Móviles, S.A.

	Thousands of euros
	Balance at 01/01/04	Profit (loss)	Increases	Translation differences	Transfers	Balance at 12/31/04
IPSE 2000, S.p.A.	79,221	(28,192)	76,769	—	(95,041)	32,757
Medi Telecom, S.A.	52,252	(8,650)	(243)	(284)	—	43,075
Mobipay International, S.A.	2,158	(512)	3,252	—	(4,898)	—
Mobipay España, S.A.	996	(616)	503	—	—	883
Other companies	—	(164)	69	95	—	—

Total	134,627	(38,134)	80,350	(189)	(99,939)	76,715

In 2005, Ipse 2000, S.p.A. fully provisioned the unamortized balance of its license, setting the carrying amount of its investment to zero (See Note 19). The net loss taken by the Móviles Group in connection with IPSE 2000, S.p.A. in 2005 is 136,787 thousand euros, which corresponded to its net exposure to this associate investment.

“Transfers” in 2005 and 2004 include the transfer of 26,095 thousand and 95,041 thousand euros, respectively, related to the provision for liabilities and charges allocated to IPSE 2000, S.p.A., since this associate had recorded certain concepts in its statutory accounts that had already been previously provisioned by Telefónica Móviles (see Note 10).

In 2004 “Transfers” includes Mobipay International, S.A. which went from being consolidated under the equity method to being proportionally consolidated (See Note 2d).

9) EQUITY

The detail of the movement of equity accounts in 2005 and 2004 is as follows:

	Thousands of euros
	Share capital	Share premium	Reserves	Translation differences	Total	Minority interests	Total equity
Balance at January 1, 2004	2,165,275	151,764	541,979	—	2,859,018	359,411	3,218,429

Dividends	—	—	(795,956)	—	(795,956)	—	(795,956)
Purchases and sales of minority interests	—	—		—	—	(75,558)	(75,558)
Income and expense recognized in the year	—	—	1,676,532	(196,141)	1,480,391	(7,250)	1,473,141

Balance at December 31, 2004	2,165,275	151,764	1,422,555	(196,141)	3,543,453	276,603	3,820,056

Dividends	—	—	(835,797)	—	(835,797)	—	(835,797)
Purchases and sales of minority interests	—	—	—	—	—	182,411	182,411
Income and expense recognized in the year	—	—	1,934,783	1,103,613	3,038,396	41,389	3,079,785

Balance at December 31, 2005	2,165,275	151,764	2,521,541	907,472	5,746,052	500,403	6,246,455

a) Share capital and share premium

2005

Share capital at December 31, 2005 consisted of 4,330,550,896 fully subscribed and paid ordinary shares of a single series and 0.5 euros par value each, all recorded by the book-entry system and traded on the Spanish continuous market, on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao) and on the New York Stock Exchange.

Telefónica Móviles, S.A.

At its General Shareholders’ Meeting on May 6, 2005, Telefónica Móviles’ shareholders voted in favor of a gross interim dividend against 2004 income of 0.193 euros per outstanding share. The dividend was paid on June 15, 2005. At the same shareholders’ meeting, approval was given to take the remaining 18,582 thousand euros in profit to voluntary reserves.

The following were among the motions voted on at the General Shareholders’ Meeting on May 6, 2005.

—	Authorization was given to the Board of Directors for the derivative acquisition of its own shares, in accordance with the limits, terms and conditions established at the Shareholders’ Meeting, within a maximum period of 18 months from that date, provided that the par value of the shares acquired, added to that of the treasury shares already held by the Company or its subsidiaries, does not exceed 5% of share capital. It was specifically stated at the shareholders’ meeting that the authorization could be totally or partially used to acquire shares of Telefónica Móviles which it is obliged to deliver or transfer to managers or employees of the Group’s companies or subsidiaries when they exercise their options within the context of share-based payment systems.

At December 31, 2005, the company had an insignificant number of treasury shares (1,599) which were acquired under the MOS Program (see Note 18). These shares will either be delivered to beneficiaries who exercise their options at a future date or amortized in accordance with the Company’s commitments. Under IFRS, treasury shares are netted from equity on the consolidated balance sheet.

The shareholder structure of Telefónica Móviles, S.A. at December 31, 2005 is as follows:

Shareholder	Number of Shares	% Shareholding
Telefónica S.A.	3,075,983,129	71.03%
Telefónica Internacional, S.A.	927,917,620	21.43%
Other shareholders	326,650,147	7.54%

Total at 12/31/2005	4,330,550,896	100.00%

2004

Share capital at December 31, 2004, consisted of 4,330,550,896 fully subscribed and paid ordinary shares of a single series and 0.5 euros par value each, all recorded by the book-entry system and traded on the Spanish continuous market, on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao) and on the New York Stock Exchange.

At its General Shareholders’ Meeting on April 16, 2004, Telefónica Móviles’ shareholders voted in favor of a gross cash dividend against 2003 profit of 0.1838 euros per outstanding share. The dividend was paid on June 16, 2004. At the same shareholders’ meeting, approval was given to take the remaining 470,730 thousand euros in profit to voluntary reserves.

The following resolution was among those adopted at the General Shareholders’ Meeting on April 16, 2004:

—	Authorization was given to the Board of Directors for the derivative acquisition of its own shares, in accordance with the limits, terms and conditions established at the Shareholders’ Meeting, within a maximum period of 18 months from that date, provided that the par value of the shares acquired, added to that of the treasury shares already held by the Company or its subsidiaries, does not exceed 5% of share capital. It was specifically stated at the shareholders’ meeting that the authorization could be totally or partially used to acquire shares of Telefónica Móviles which it is obliged to deliver or transfer to managers or employees of the Group’s companies or subsidiaries when they exercise their options within the context of share-based payment systems.

At December 31, 2004, the company had an insignificant number of treasury shares (496), acquired within the context of the partial execution of the MOS Program (see Note 18). These shares will either

Telefónica Móviles, S.A.

be delivered to beneficiaries who exercise their options at a future date or amortized in accordance with the Company’s commitments. Under IFRS, treasury shares are netted from equity on the consolidated balance sheet.

The shareholder structure of Telefónica Móviles, S.A. at December 31, 2004 was as follows:

Shareholder	Number of Shares	% Shareholding
Telefónica S.A.	3,075,983,129	71.03%
Telefónica Internacional, S.A.	927,917,620	21.43%
Other shareholders	326,650,147	7.54%

Total at 12/31/2004	4,330,550,896	100.00%

b) Translation gains and losses taken to equity

Translation differences relate mainly to the effect of exchange rate fluctuations on the net assets of the companies located abroad. Gains of 1,103,613 thousand euros were recorded for this concept in 2005, while losses of 196,141 thousand euros were taken in 2004.

These amounts also include exchange rate differences resulting from specific-purpose foreign-currency financing transactions relating to investments in investees and which hedge the exchange rate risk on these investments (see Note 3c). These transactions resulted in losses of 120,093 thousand and 8,151 thousand euros in 2005 and 2004, respectively.

c) Reserves in consolidated companies

The movement in this heading corresponds to the prior year’s retained earnings.

d) Legal reserve

Under Spanish Corporation Law, 10% of income for each year must be transferred to the legal reserve until the balance of this reserve is equivalent to at least 20% of share capital. The legal reserve can be used to increase capital to the extent that it exceeds 10% of increased share capital. With the exception of the above, until the legal reserve exceeds 20% of share capital, it can only be used to offset losses provided other reserves are insufficient for this purpose.

At December 31, 2005, the Group’s parent company had met in full its legal reserve requirements, totalling 433,055 million euros under “Other reserves” on the accompanying consolidated balance sheet.

e) Legislation regulating the sale of holdings

Following the modification of Law 5/1995, of March 23, regarding the legal regime for selling publicly-owned holdings in certain companies, introduced in Law 62/2003, of December 30, (Law accompanying the State Budget Law) effective until February 18, 2007, there is administrative intervention (requirement to notify the Spanish government which in turn has a veto right) on the disposal or encumbrance of Telefónica Móviles shares representing at least 10% of its share capital, with an exception to this notification requirement where shares representing 10% or more of Telefónica Móviles S.A.’s share capital are acquired for purely financial purposes and not with the aim of taking control over the company, including management control.

In addition, the acquisition of significant holdings in Telefónica Móviles share capital is subject to the significant holdings disclosure requirements contained in Royal Decree 377/1991, of March 15, amended by Royal Decree 2590/1998, of December 7, regarding modifications to securities markets legislation.

Telefónica Móviles, S.A.

f) Proposed appropriation of profit attributable to equity holders of the parent

The Board of Directors will propose the following appropriation of income at the General Shareholders’ Meeting:

Thousands of euros
Profit for the year	783,938
Appropriation of profit to:
dividends	783,938

At the General Shareholders’ Meeting, the Board of Directors will also propose the payment of an additional dividend of 103,825 thousand euros from “Voluntary reserves”.

g) Minority interests

The amounts recorded under “Minority interests” represent the direct and indirect shareholdings of the Group’s minority shareholders in the equity of the following companies:

	12/31/05	12/31/04
Group 3G UMTS Holding, GmbH	42.80%	42.80%
Telefónica Móviles Perú Holding, S.A.	2.03%	2.03%
Telefónica Móviles Argentina, S.A.	—	2.07%
Telefónica Móviles México, S.A. de C.V.	—	8.00%
Brasilcel, N.V. subsidiaries
Tele Sudeste Celular Participações, S.A.	4.50%	4.56%
Tele Leste Celular Participações, S.A.	24.66%	24.96%
Celular CRT Participações, S.A.	16.69%	17.03%
Telesp Celular Participações, S.A.	16.96%	17.44%
Tele Centro Oeste Celular Participações, S.A.	32.66%	33.51%
Telefónica Móviles Panamá, S.A.	0.02%	0.43%
Telefónica Móviles Perú, S.A.(*)	0.15%	0.15%
Sistemas Timetrac, C.A.	25.00%	25.00%

(*)	A company resulting from the merger between Comunicaciones Móviles Perú and Telefónica Móviles Perú SAC.

The detail of the movements in minority interests in 2005 and 2004, broken down by subsidiary:

	Thousands of euros
	Balance at 12/31/04	Changes in consolidation scope	Profit (loss)	Translation differences	Increases	Transfers	Other movements	Balance at 12/31/05
Brasilcel, N.V. subsidiaries	279,370	—	(1,209)	78,671	144,485	—	(8,681)	492,636
Telefónica Móviles Perú Holding, S.A.	4,024	—	(4)	186	(93)	—	—	4,113
Telefónica Móviles Argentina, S.A.	(10,843)	—	(124)	(1,594)	—	—	12,561	—
Telefónica Móviles México, S.A. de C.V. and subsidiaries	675	—	(34,202)	(187)	—	—	34,676	962
Telefónica Móviles Panamá, S.A.	414	—	1	177	—	—	(567)	25
Telefónica Móviles Perú, S.A.	(15)	—	(1)	(87)	55	—	—	(48)
Sistemas Timetrac, C.A.	2,293	—	615	(93)	—	—	—	2,815
Other companies, net	685	—	(317)	(443)	—	—	(25)	(100)

Total	276,603	—	(35,241)	76,630	144,447	—	37,964	500,403

Telefónica Móviles, S.A.

	Thousands of euros
	Balance at 01/01/04	Changes in consolidation scope	Profit (loss)	Translation differences	Increases	Transfers	Other movements	Balance at 12/31/04
Brasilcel, N.V. subsidiaries	361,538	—	43,103	4,783	4,245	6,590	(140,889)	279,370
Telefónica Móviles Perú Holding, S.A.	4,396	—	(292)	(80)	—	—	—	4,024
Telefónica Móviles Argentina, S.A.	(10,240)	—	(1,669)	1,066	—	—	—	(10,843)
Telefónica Móviles México, S.A. de C.V. and subsidiaries	1,684	—	(55,119)	2,304	—	—	51,806	675
Telefónica Móviles Panamá, S.A.	—	420	23	(29)	—	—	—	414
Telefónica Móviles Perú, S.A.	—	(12)	(4)	1	—	—	—	(15)
Sistemas Timetrac, C.A.	—	2,282	93	(82)	—	—	—	2,293
Other companies, net	2,033	—	(1,377)	29	—	—	—	685

Total	359,411	2,690	(15,242)	7,992	4,245	6,590	(89,083)	276,603

In 2004, “Other movements” includes the increase in Brasilcel, N.V.’s shareholding in various Brazilian subsidiaries, as detailed in Note 2d.

Group 3G UMTS Holdings GmbH minority interests recorded at December 31, 2004 and 2005 totaled 382,442 thousand euros (debit balance) and were fully provisioned for. This interest is presented on a net basis for presentation purposes.

10) PROVISIONS

The detail of the movements in “Non-current provisions” in 2005 and 2004 is as follows:

Thousands of euros
Balance at January 1, 2004	813,538

Increases	82,020
Decreases	(104,051)
Changes in consolidation scope	35,675
Transfers	516
Translation differences	(8,249)

Balance at December 31, 2004	819,449

Increases	52,650
Decreases	(63,209)
Changes in consolidation scope	3,350
Transfers	(619,507)
Translation differences	16,634

Balance at December 31, 2005	209,367

“Provisions” include the estimated amounts required to cover the company’s probable or certain obligations arising from litigation underway, indemnifications or pending commitments.

In 2005, when the Italian Government informed Ipse 2000, S.p.A. of its decision to revoke the UMTS license granted to it in 2000, Ipse 2000, S.p.A. provisioned the entire unamortized carrying amount of its license, and this investment was completely written-off in the Group’s balance sheet (see Notes 7 and 19).

The movement in non-current provisions in 2005 reflects the impact of allocating the 632,396 thousand euros impairment loss recognized at December 31, 2004, on its investment in Ipse 2000, S.p.A. corresponding to loans and guarantees provided by Móviles Group companies, recorded under “Non-current financial assets” and “Current financial assets” (see Note 7).

Telefónica Móviles, S.A.

This heading also includes provisions related to the dismantling and relocation of assets by Group companies (see Note 3e) and other litigation and claims related provisions.

Given the nature of the risks covered by these provisions, it is not possible to determine a reliable schedule of potential payments.

11) RELATED PARTY TRANSACTIONS

Related party transactions are as follows:

11.a) Accounts and transactions with Telefónica Group companies

The detail of payables and receivables with Telefónica Group companies and associates at December 31, 2005 and 2004 are as follows:

	Thousands of euros
	2005		2004
	Receivables	Payables	Receivables	Payables
Telefónica, S.A.	1,670,521	11,110,402	2,392,237	11,134,763
Telefónica de España, S.A.	114,453	111,253	208,730	96,191
Telefónica Internacional, S.A.	6,951	7,124	15,531	308,300
Telefónica Internacional Chile, S.A.	—	306,015	—	—
Telefónica Investigación y Desarrollo, S.A.	—	7,678	787	20,687
T. Servicios Integrales de Distribución	—	6,993	—	—
Telecomunicaçoes de Sao Paulo, S.A.	37,791	21,486	24,537	44,682
Telefónica Finanzas, S.A. (Telfisa)	1,580,706	272,255	1,415,244	300,649
Teleinformática y Comunicaciones, S.A. (TELYCO)	13,864	7,708	19,053	9,188
Telefónica Soluciones de Informática y Com de España	224	29,904	—	—
Atento Group	523	18,992	659	11,663
Ipse 2000, S.p.A.	351,028	—	313,694	—
Telefónica Argentina, S.A.	640	6,901	—	—
Telefónica del Perú, S.A.	21,735	22,293	21,820	33,524
Medi Telecom, S.A.	78,189	384	74,169
Brasilcel Group	18,631	629	14,275	533
Fisatel Mexico, S.A. de C.V.	163,813	—	386	40,074
Compañía de Telecomunicaciones de Chile, S.A.	31,323	10,532	16,411	7,324
Other Telefónica Group companies	43,989	43,864	37,026	53,991

Total	4,134,381	11,984,413	4,554,559	12,061,569

The detail of payables, by concept, is as follows:

	Thousands of euros
	2005		2004
	Current	Non-current	Current	Non-current
Loans and credit lines	3,422,307	6,455,667	1,836,566	7,837,452
Consolidated corporate income taxes payable	1,813,066	—	2,055,855	—
Purchases of goods, services and other	293,373	—	331,696	—

Total	5,528,746	6,455,667	4,224,117	7,837,452

Telefónica Móviles, S.A.

The outstanding balances of loans and credit lines granted by Telefónica Group companies at December 31, 2005 and 2004 are as follows:

	Thousands of euros
	2005		2004
Company	Current	Non-current	Current	Non-current
Telefónica Móviles, S.A.
— Telfisa credit line in USD	—	—	14,979	—
— Telefónica, S.A. credit lines in euros	1,962,152	3,418,460	972,917	5,159,606
— Telefónica, S.A. credit lines in USD	218,665	640,443	221,593	1,060,873
— Telefónica, S.A. loan in euros	978,329	908,744	240,000	867,252
— Telefónica, S.A. loan in USD	10,596	850,914	133,424	111,982
— Other borrowings	215,131	82,820	173,569	91,840

Telefónica Móviles España, S.A.
— Telfisa-BEI loan in euros	27,274	77,156	37,851	102,875
— Telfisa-BEI loan in USD	—	167,842	—	147,836
— Telefónica, S.A. loan in euros	—	13,433	—	—

Telefónica Móviles México, S.A. de C.V.
— Fisatel México, S.A. de C.V. credit line in MXN	—	—	40,074	—

Inversiones Telefónica Móviles Holding Limitada
— Telefónica, S.A. loan in euros	10,160	295,855	1,757	295,188
Other	—	—	402	—

Total	3,422,307	6,455,667	1,836,566	7,837,452

All of the loans and credit lines described above carry market interest rates. The average interest rate on the financing described above was 3.72% and 4.01% in 2005 and 2004 respectively.

In 2005 and 2004, 1,795,124 thousand and 1,477,429 thousand euros of outstanding borrowings with Telefónica Group companies was paid down. Meanwhile, the Telefónica Móviles Group financing in 2005 amounted to 1,703,307 thousand euros, mainly to finance the acquisition of the BellSouth operators in Chile and Argentina. In 2004, the Group drew down additional financing of 5,058,065 thousand euros, mainly to finance the acquisition of BellSouth’s Latin American operators.

At December 31, 2005 and 2004, the Telefónica Group had granted credit lines amounting to 6,465 and 7,730 million euros, respectively. Of total credit lines extended at December 31, 2005, 985 million euros are dollar denominated while 42 million euros are denominated in Mexican pesos. Of total credit lines extended at December 31, 2004, 1,297 million euros were dollar denominated and 54 million euros were denominated in Mexican pesos.

At December 31, 2005 and 2004, 6,239 million and 7,479 million euros of the aforementioned credit lines had been drawn down, respectively, of which 859 and 1,297 million euros, respectively, were dollar denominated. At December 31, 2004, 40 million euros of Mexican peso denominated credit lines had been drawn down. No peso denominated credit lines had been drawn down at December 31, 2005.

Unpaid accrued interest at December 31, 2005 and 2004 amounted to 53,513 and 31,789 thousand euros, respectively.

Telefónica Móviles, S.A.

The maturity profile of these borrowings at December 31, 2005 is as follows:

Thousands of euros
2005	3,422,307
2007 - 2008	2,983,732
2009 - 2010	2,984,985
Subsequent years	486,950

Total at December 31, 2005	9,877,974

Telefónica Móviles, S.A. and Telefónica Móviles España, S.A. centralize all their cash balances at the Telefonía Group companies, Telefonía y Finanzas, S.A. (Telfisa), Fisatel México, S.A. de C.V. and Telefónica Finanzas Perú S.A.C., by means of transfers to and from the banks with which they have current accounts.

The main transactions with Telefónica Group companies and associates in 2005 were:

	Thousands of euros
	Net sales and services	Financial income	Financial expenses	Procurements and other expenses
Telefónica, S.A.	1,266	28,407	510,960	44,348
Telefónica de España, S.A.	677,933	—	—	412,527
Telefónica Internacional, S.A.	346	—	—	1,245
Telefónica Internacional Chile, S.A.	—	—	10,458	—
Telefónica Investigación y Desarrollo, S.A.	616	—	—	2,776
Telefónica Telecomunicaciones Públicas, S.A.	8,288	—	—	194
Telefónica Servicios Integrales de Distribución	91	—	—	46,954
Telecomunicações de Sao Paulo, S.A.	288,866	—	—	36,931
Telefonía y Finanzas, S.A. (Telfisa)	5	52,235	8,579	—
Teleinformática y Comunicaciones, S.A.	274,700	—	—	49,870
Atento Group	2,240	2	—	133,764
Ipse 2000, S.p.A.	—	23,499	—	—
Telefónica Argentina, S.A.	2,949	—	—	75,010
Telefónica del Perú, S.A.	98,236	—	—	32,339
Compañía de Telecomunicaciones de Chile, S.A.	76,345	—	—	20,184
ATCO Group	307	—	—	3,667
Telefónica Soluciones de Informática y Comunicaciones, S.L.	974	—	—	21,240
Medi Telecom, S.A.	919	2,800	—	2,267
TIWS, S.L.	3,123	—	—	3,150
TPI	1,541	—	—	39
Fisatel México	—	4,303	5,879	—
Other Telefónica Group companies	7,541	518	4	55,763

Total	1,446,286	111,764	535,880	942,268

Telefónica Móviles, S.A.

The main transactions with Telefónica Group companies and associates in 2004 were:

	Thousands of euros
	Net sales and services	Financial income	Financial expenses	Procurements and other expenses
Telefónica, S.A.	710	8,010	315,698	41,030
Telefónica de España, S.A.	743,757	—	—	391,810
Telefónica Internacional, S.A.	189	—	3,046	101
Telefónica Investigación y Desarrollo, S.A.	427	—	—	11,248
Telefónica Telecomunicaciones Públicas, S.A.	31,763	—	—	283
Zeleris España, S.A.U.	130	—	—	39,459
Telecomunicações de Sao Paulo, S.A.	256,986	—	—	48,122
Telefonía y Finanzas, S.A. (Telfisa)	3	38,730	5,857	—
Teleinformática y Comunicaciones, S.A.	286,249	—	—	40,674
Atento Group	1,517	13	—	76,557
Ipse 2000, S.p.A.	—	20,705	—	—
Telefónica Argentina, S.A.	997	—	—	38,517
Telefónica del Perú, S.A.	84,178	90	299	22,480
Telefónica Gestión de Servicios Compartidos Group	115	—	—	14,537
Compañía de Telecomunicaciones de Chile, S.A.	12,203	—	—	7,219
Telefónica Soluciones de Informática y Comunicaciones, S.L. España	690	—	—	11,627
Medi Telecom, S.A.	616	2,857	—	—
Other Telefónica Group companies	20,818	832	3,762	35,721

Total	1,441,348	71,237	328,662	779,385

In October 2000, the Company took over Telefónica Internacional, S.A.’s consulting services contract with the Brazilian companies Telerj Celular, S.A., Telest Celular, S.A., Telebahia Celular, S.A., Telergipe Celular, S.A. and Celular CRT, S.A., which gives it the right to receive a fee of between 1% and 2% of service revenues invoiced by these companies.

Within the framework of the joint venture agreements signed between Telefónica Móviles and Portugal Telecom, in 2004 both parties agreed to evenly split the amounts accruing to each group from their individual management agreements with their former Brazilian subsidiaries from January 1, 2003.

The Telefónica Móviles Group also has a management agreement with Medi Telecom, S.A. by virtue of which it receives a fee equivalent to 1% of Medi Telecom, S.A.’s gross revenues or 4.5% of profit before interest and tax, depending of the level of operating income generated by the Moroccan operator.

Between January 1, 2002 and September 2004, Telefónica Móviles, S.A. provided operating management services to Newcomm Wireless Services, Inc. (“Newcomm”), pursuant to the subrogation by Telefónica Móviles, S.A. of Telefónica Larga Distancia de Puerto Rico, Inc. in its management contract with Newcomm.

11.b) Directors’ and senior executive compensation, other benefits and additional information

a) Directors’ compensation and other benefits

The compensation of Telefónica Móviles, S.A.’s directors is governed by Article 20 of the Corporate bylaws, which states that the compensation paid by the Company to its directors shall be determined at the General Shareholders’ Meeting and shall remain in force until the Shareholders’ Meeting resolves to change it. The Board of Directors is responsible for setting the exact amount to be paid within the stipulated limits and distributing it among the directors.

On April 1, 2003, the Company’s shareholders set the maximum gross annual amount to be paid to the Board of Directors at 2 million euros. This includes a fixed payment and fees for attending meetings of the Board

Telefónica Móviles, S.A.

of Directors’ advisory or control committees. In 2004, in accordance with Article 25.b.5 of the Rules of the Board of Directors, the Appointments and Compensation Committee reviewed the compensation system for the Company’s directors, which had not been revised since the Company was incorporated in 2000, with the exception of the modification to the fees for attending Audit and Compliance Committee sessions, and submitted a proposal to the Board of Directors to change said compensation system. On October 26, 2004, the Board of Directors resolved to revise the fixed annual amount to be paid as compensation to the members of the Board of Directors and the fees for attending the meetings of the other Board Committees, and to establish a fixed annual amount to be paid as compensation to the members of these Board Committees, all within the maximum limit set at the Shareholders’ Meeting on April 1, 2003.

Subsequently, on July 26, 2005, the Board of Directors resolved to appoint a Vice Chairman to the board and set the fixed compensation for this position.

Therefore, the compensation of Telefónica Móviles’ directors in their capacity as members of the Board of Directors and the advisory and control committees consists of a fixed amount payable monthly plus fees for attending the meetings of the Board’s committees. Additionally, executive directors receive the corresponding amounts for discharging their executive duties as stipulated in their respective contracts.

2005

Total compensation paid to Telefónica Móviles’ directors in their capacity as members of the Board of Directors in 2005 was 1,984 thousand euros, 1,887 thousand euros in fixed compensation and 96 thousand euros in fees for attending Board committee meetings. In addition, certain directors were paid a total of 114 thousand euros for advisory services to the Company and 198 thousand euros in compensation for their roles as directors of other Telefónica Móviles Group companies.

In addition, the Executive Chairman, in his capacity of Company executive, was paid 1,423 thousand euros in salary and variable compensation, 63 thousand euros in compensation-in-kind, including life and health premiums plus housing allowance and 8 thousand euros in contributions to Company-sponsored pension plans.

The detail of the compensation and benefits received by the directors in 2005 is as follows:

i) Board of Directors: Fixed payment made to each director (in thousands of euros):

Position	2005
Chairman	120
Vice Chairman	200
Members, nominee directors and independent directors	120
Secretary	120

Directors receive no fees for attending Board meetings.

ii) Board committees.

a)	Fixed payment in 2005 for each director forming part of one of the Board committees, by position (thousands of euros):

Position	2005
Chairman (1)	20
Members	10

(1)	The Chairman of the Standing Committee does not receive fixed compensation.

Telefónica Móviles, S.A.

b)	Total fees paid to directors in 2005 for attending meetings of the Board committees (euros):

Committee	2005
Audit and Compliance Committee	Attendance fee/meeting: 1,250
Number of meetings: 11
Total paid: 35,000
Appointments and Compensation Committee	Attendance fee/meeting: 1,250
Number of meetings: 8
Total paid: 50,000
Standing Committee	Attendance fee/meeting: 1,250
Number of meetings: 1
Total paid: 11,250

iii) Executive directors: Total amounts paid to executive directors for carrying out their executive duties:

Item	Thousands of euros
Salary	762
Variable compensation	661
Compensation in kind (1)	63
Contributions to pension plans	8

(1)	Includes life and health premiums plus housing allowance.

The executive directors, as directors of the Telefónica Móviles Group, are beneficiaries of the MOS stock option plan (see Note 18).

Additionally, it should be noted that the non-executive directors do not receive and did not receive in 2005 any compensation in the form of pensions or life insurance, nor do they participate in the shared-based compensation plans.

The Company does not grant and did not grant in 2005 any advances, loans or credits to the directors, or to its top executives, thereby complying with the requirements of the Sarbanes-Oxley Act passed in the U.S. which is applicable to Telefónica Móviles as a listed company in that market.

iv) Telefónica Móviles S.A.’s’ senior executives (excluding the Executive Chairman): Compensation               amounting to approximately 8,044 thousand euros in 2005, broken down as follows:

Concept	Thousands of euros
Fixed compensation	4,928
Variable compensation	2,830
Compensation in kind	172
Contributions to pension plans	114

Total	8,044

Of this compensation, 3,215 thousand euros corresponded to compensation of certain members of the Management Committee who run other Telefónica Móviles Group companies. In addition, certain members left the Management Committee in 2005. These individuals were paid a total of 1,421 thousand euros.

2004

Total compensation paid to Telefónica Móviles’ directors in their capacity as members of the Board of Directors in 2004 was 1,594 thousand euros: 1,473 thousand euros in fixed compensation, including compensation received for their presence on the Boards of other Telefónica Móviles Group companies and 121 thousand euros in fees for attending Board committee meetings. Certain directors also received compensation for advisory services provided to the Company, totaling 132 thousand euros.

Telefónica Móviles, S.A.

In addition, the Executive Chairman, in his capacity of Company executive, was paid 1,299 thousand euros in salary and variable compensation, 60 thousand euros in compensation-in-kind, including life and health premiums plus housing allowance, and 8 thousand euros in contributions to Company-sponsored pension plans.

The detail of the compensation and benefits received by the directors in 2004 is as follows:

i) Board of Directors: Fixed payment paid to each director (in thousands of euros):

Position	2004
Chairman	98
Members, nominee directors and independent directors	98
Secretary	98

Directors receive no fees for attending Board meetings.

ii) Board committees.

a) Fixed payment for each director forming part of one of the Board committees in October, November and December 2004, by post (thousands of euros):

Position	2004
Chairman (1)	5
Members	2

(1)	The Chairman of the Standing Committee does not receive fixed compensation.

b) Total fees paid to directors in 2004 for attending meetings of the Board committees (euros):

Committee	2004
Audit and Compliance Committee	Attendance fee/meeting (until 09/30/04): 1,352
Attendance fee/meeting (since 10/01/04): 1,250
Number of meetings: 12
Total paid: 39,852
Appointments and Compensation Committee	Attendance fee/meeting (until 09/30/04): 901
Attendance fee/meeting (since 10/01/04): 1,250
Number of meetings: 10
Total paid: 50,242
Standing Committee	Attendance fee/meeting (until 09/30/04): 901
Attendance fee/meeting (since 10/01/04): 1,250
Number of meetings: 5
Total paid: 30,651

iii) Executive directors: Total paid to executive directors for carrying out their executive duties:

Item	Thousands of euros
Salary	698
Variable compensation	601
Compensation in kind (1)	60
Contributions to pension plans	8

(1)	Includes life and health premiums plus housing allowance.

The executive directors, as directors of the Móviles Group, are beneficiaries of the MOS share option plan described in Note 18.

Additionally, it should be noted that the non-executive directors do not receive and did not receive in 2004 any compensation in the form of pensions or life insurance, nor do they participate in the shared-based compensation plans.

Telefónica Móviles, S.A.

The Company does not grant and did not grant in 2004 any advances, loans or credits to the directors, or to its top executives, thereby complying with the requirements of the Sarbanes-Oxley Act passed in the U.S. which is applicable to Telefónica Móviles as a listed company in that market.

iv) Telefónica Móviles S.A.’s’ senior executives (excluding the Executive Chairman): Compensation amounting to approximately 3,992 thousand euros in 2004, broken down as follows:

Concept	Thousands of euros
Fixed compensation	2,806
Variable compensation	1,062
Compensation in kind	63
Contributions to pension plans	61

Total	3,992

Of this compensation, 2,607 thousand euros corresponded to compensation of certain members of the Management Committee who run other Telefónica Móviles Group companies. In addition, certain members left the Management Committee in 2004. These individuals were paid a total of 5,524 thousand euros in the form of salaries, variable compensation and severance pay.

j) Detail of the equity interests in companies engaging in a similar activity and the performance of similar activities by the directors on their own behalf and on behalf of third parties

Pursuant to Article 127 ter. 4 of the Spanish Corporation Law, introduced by Law 26/2003, which amends Securities Market Law 24/1988, and the revised Spanish Corporation Law, in order to reinforce transparency at listed corporations, Exhibit II to the accompanying consolidated financial statements details the companies engaging in an activity that is identical, similar or complementary to the corporate purpose of Telefónica Móviles, S.A., in which the members of the Board of Directors own equity interests, and of the functions, if any, that they perform in them.

12) BORROWINGS

The detail of borrowings in 2005 and 2004 is as follows:

	Millions of euros
	Balance at 12/31/05	Balance at 12/31/04
Issues	746,842	138,003
Interest-bearing loans and borrowings	1,840,302	1,426,632

Total	2,587,144	1,564,635
Total non-current	1,531,434	668,151

Total current	1,055,710	896,484

Telefónica Móviles, S.A.

Debenture and bond issues

The detail of the movements in the debenture and bond issues in the years ended December 31, 2005 and 2004 were as follows:

Thousands of euros
Balance at January 1, 2004	132,920

New issues	8,974
Redemptions, conversions and exchanges	1,259
Restatements and other movements	(5,150)

Balance at December 31, 2004	138,003

New issues	679,765
Redemptions, conversions and exchanges	31,474
Restatements and other movements	(102,400)

Balance at December 31, 2005	746,842

Maturity profile:
Non-current	692,222
Current	54,620

The main issues in 2005 were:

Telefónica Móviles México, S.A.

Issue type	Date	Face value (thousands)	Currency	Maturity	Interest rate
Non-convertible bonds	September 2005	3,486,805	Mexican pesos	Non-current	9.64
Non-convertible bonds	September 2005	1,494,344	Mexican pesos	Non-current	9.25

Brasilcel Group

Issue type	Date	Face value (thousands)	Currency	Maturity	Interest rate
Non-convertible bonds	May 2005	200,000	Brazilian reais	Non-current	103.3% CDI
Non-convertible bonds	May 2005	800,000	Brazilian reais	Non-current	104.20% CDI

The maturity profile of debenture and bond issues at December 31, 2005 is as follows:

Thousands of euros
2006	54,620
2007	—
2008	90,538
2009	—
2010	231,948
Subsequent years	369,736

Total at December 31, 2005	746,842

Thousands of euros
2005	9,425
2006	59,433
2007	—
2008	69,145
2009	—
Subsequent years	—

Total at December 31, 2004	138,003

Telefónica Móviles, S.A.

Interest-bearing loans and borrowings

The detail of this heading at December 31, 2005 and 2004 is as follows:

	Thousands of Euros	Maturity
Company	2005	Current	Non-current
Telefónica Móviles España, S.A.	15,704	643	15,061
Telefónica Móviles, S.A.	233	233	—
Brasilcel Group	868,730	369,123	499,607
TCG Holdings, S.A.	14,937	14,937	—
Telefónica Móviles Argentina, S.A.	3,580	3,580	—
Telefónica Móviles Perú Holding, S.A	176,679	153,846	22,833
Telefónica Móviles México, S.A.	49,206	27,026	22,180
Telefónica Móviles Soluciones y Aplicaciones, S.A.	887	597	290
Telcel Group Venezuela	21,575	17,763	3,812
Olympic Group (Colombia)	479,083	355,653	123,430
Otecel, S.A. (Ecuador)	22,168	22,168	—
Grupo TM Inversora Argentina, S.A.	32,718	32,718	—
Grupo Télefonica Móviles Chile, S.A.	154,802	2,803	151,999

Total	1,840,302	1,001,090	839,212

	Thousands of Euros	Maturity
Company	2004	Current	Non-current
Telefónica Móviles España, S.A.	84,795	855	83,940
Telefónica Móviles, S.A.	232	232	—
Brasilcel Group	764,164	460,299	303,865
TES Holding, S.A. de C.V.	4,790	4,790	—
TCG Holdings, S.A.	1,292	1,292	—
Telefónica Móviles Argentina, S.A.	6,948	3,860	3,088
Telefónica Móviles Perú Holding, S.A.	7,165	672	6,493
Telefónica Móviles México, S.A.	52,729	27,853	24,876
Telefónica Móviles Puerto Rico, Inc.	5,635	5,635	—
Telefónica Móviles Soluciones y Aplicaciones, S.A.	975	448	527
Telcel Group Venezuela	16,804	6,903	9,901
Comunicaciones Móviles de Perú, S.A.	147,776	147,776	—
Olympic Group (Colombia)	328,467	221,582	106,885
Otecel, S.A. (Ecuador)	4,860	4,860	—

Total	1,426,632	887,057	539,575

All intra-Group loans carry market interest rates, and some contain covenants. At the date of preparation of the accompanying consolidated financial statements, all these covenants have been either fulfilled or renegotiated, as appropriate, with the corresponding financial entities.

Telefónica Móviles, S.A.

The maturity profile of the Group’s total borrowings:

	Thousands of euros
	Maturity
Company	2006	2007	2008	2009	2010	Subsequent Years	Total
Telefónica Móviles España, S.A.	643	15,061	—	—	—	—	15,704
Telefónica Móviles, S.A.	233	—	—	—	—	—	233
Brasilcel Group	369,123	456,171	32,825	4,297	4,175	2,139	868,730
TCG Holdings, S.A.	14,937	—	—	—	—	—	14,937
Telefónica Móviles Argentina, S.A.	3,580	—	—	—	—	—	3,580
Telefónica Móviles Perú Holding, S.A.	153,846	17,608	1,386	1,535	2,304	—	176,679
Telefónica Móviles México, S.A.	27,026	6,406	6,318	6,304	3,152	—	49,206
Telefónica Móviles Soluciones y Aplicaciones, S.A.	597	235	55	—	—	—	887
Telcel Group Venezuela	17,763	3,812	—	—	—	—	21,575
Olympic Group (Colombia)	355,653	20	123,200	14	15	181	479,083
Otecel, S.A. (Ecuador)	22,168	—	—	—	—	—	22,168
Grupo TM Inversora Argentina, S.A.	32,718	—	—	—	—	—	32,718
Grupo Télefonica Móviles Chile, S.A.	2,803	—	—	—	—	151,999	154,802

Total at December 31, 2005	1,001,090	499,313	163,784	12,150	9,646	154,319	1,840,302

	Thousands of euros
	Maturity
Company	2005	2006	2007	2008	2009	Subsequent Years	Total
Telefónica Móviles España, S.A.	855	—	—	—	45,680	38,260	84,795
Telefónica Móviles, S.A.	232	—	—	—	—	—	232
Brasilcel Group	460,299	133,312	86,141	75,442	3,426	5,544	764,164
TES Holding, S.A. de C.V.	4,790	—	—	—	—	—	4,790
TCG Holdings, S.A.	1,292	—	—	—	—	—	1,292
Telefónica Móviles Argentina, S.A.	3,860	3,088	—	—	—	—	6,948
Telefónica Móviles Perú Holding, S.A.A.	672	879	1,085	1,202	1,331	1,996	7,165
Telefónica Móviles México, S.A.	27,853	5,582	5,496	5,495	5,496	2,807	52,729
Telefónica Móviles Puerto Rico, Inc.	5,635	—	—	—	—	—	5,635
Telefónica Móviles Soluciones y Aplicaciones, S.A.	448	467	60	—	—	—	975
Telcel Group Venezuela	6,903	6,601	3,300	—	—	—	16,804
Comunicaciones Móviles de Perú, S.A.	147,776	—	—	—	—	—	147,776
Olympic Group (Colombia)	221,582	19	17	106,660	12	177	328,467
Otecel, S.A. (Ecuador)	4,860	—	—	—	—	—	4,860

Total at December 31, 2004	887,057	149,948	96,099	188,799	55,945	48,784	1,426,632

The Group purchases financial instruments to hedge its exchange rate risk (see Note 13). In markets where it is not possible to contract a derivative with the same characteristics and maturity as the loan being hedged, the Group’s policy is to renew these derivatives until the hedged loan expires.

At December 31, 2005 and 2004 there were no credit lines other than those extended by the Telefónica Group companies which are detailed in Note 11.

Telefónica Móviles, S.A.

The detail of loans in euros and foreign currency at December 31, 2005 and 2004, is as follows:

	Foreign Currency (Millions)	Thousands of Euros	Foreign Currency (Millions)	Thousands of Euros
Company	2005		2004
Brasilcel Group
— Euros	—	—	—	225
— USD	1,361	576,675	599	441,636
— Brazilian reais	884	224,731	1,081	297,411
— Yen	18,747	67,327	3,470	24,892
TES Holding, S.A. de C.V.
—USD	—	—	7	4,790
TCG Holdings, S.A.
—USD	17	14,223	—	—
—Quetzal	6	714	14	1,292
Telefónica Móviles Mexico Group
— USD	55	45,866	62	45,330
—Mexican pesos	42	3,339	113	7,399
Telefónica Móviles Perú Holding, S.A.
— USD	209	176,678	10	7,165
Telefónica Móviles Puerto Rico, Inc.
— USD	—	—	8	5,635
Telefónica Móviles Argentina, S.A.
— USD	4	3,579	9	6,948
Telefónica Móviles España, S.A.
— USD	0,77	643	53	39,115
— Euros	15	15,060	46	45,680
Grupo Tmoviles Inversiones Argentina
—Argentine pesos	117	32,719	—	—
Telefónica Móviles Soluciones y Aplicaciones, S.A.
—Chilean pesos	537	886	739	975
Otecel, S.A. (Ecuador)
— USD	26	22,168	7	4,860
Comunicaciones Móviles de Perú, S.A.
— USD	—	—	202	147,776
Grupo Olympic (Colombia)
— USD	519	439,608	423	309,995
—Colombian pesos	106,407	39,477	60,171	18,472
Telefónica Móviles, S.A.
— Euros	—	233	—	232
Telefónica Móviles Chile Group
— USD	183	154,802	—	—
Telcel Group Venezuela
— USD	25	21,574	23	16,804

Total		1,840,302		1,426,632

Telefónica Móviles, S.A.

Other financial commitments

The detail of operating lease commitments and other payment commitments at December 31, 2005 and 2004, by maturity, is the following (thousands of euros):

December 31, 2005	Total	Less than 1 year	1-3 years	3-5 years	Over 5 years
Operating leases	1,477,103	213,382	425,007	266,662	572,052
Purchase commitments	562,294	560,137	2,157	—	—
Other non-current commitments	50,236	47,685	2,100	264	187

Total	2,089,633	821,204	429,264	266,926	572,239

December 31, 2004	Total	Less than 1 year	1-3 years	3-5 years	Over 5 years
Operating leases	1,052,005	154,461	342,950	182,148	372,446
Purchase commitments	786,103	653,687	126,446	4,175	1,795
Other non-current commitments	303,035	75,324	113,954	113,758	—

Total	2,141,143	883,472	583,350	300,081	374,241

13) DERIVATIVE FINANCIAL PRODUCTS

The Telefónica Móviles Group is exposed to various financial market risks as a result of (i) its ordinary business, (ii) debt taken on to finance its business, (iii) investments in companies, and (iv) other financial instruments related to the above.

As part of its risk management policy, the Group uses financial instruments to hedge the aforementioned risks. The main market risks affecting the Group are as follows:

1. Exchange rate risk

Exchange rate risk arises mainly from Telefónica Móviles’ international presence through investments and businesses in countries outside the Euro zone (primarily Latin America) and foreign currency-denominated debt in its countries of operations.

2. Interest rate risk

This arises from changes in (i) financial expenses on floating rate debt (or short-term debt likely to be renewed), due to changes in interest rates and (ii) the value of long-term liabilities at fixed interest rates (whose market value rises as interest rates fall).

Accounting policies take into account the derivative instruments permitted to hedge risks of this nature, as well as the method and time frequency applied to measure the hedge’s effectiveness.

In accordance with the Group’s accounting policies, hedge management is carried out on a dynamic basis, adapted to the variability of the aforementioned risks.

As previously indicated, in 2005 and 2004 the Group used derivatives both to limit interest rate risk and exchange rate risk on unhedged positions and to adapt its debt structure to market conditions.

At December 31, 2005 and 2004 the total outstanding balance of derivatives transactions acquired to hedge interest rate and exchange rate balance sheet risks was 9,355 million and 7,243 million euros, respectively, of which 2,593 million euros related to interest rate risk and 6,762 million euros to exchange risk at December 31, 2005. Hedging derivative transactions on interest and exchange rate risks amounted to 1,955 million euros and 5,288 million euros, respectively at December 31, 2004.

Telefónica Móviles, S.A.

The detail of the Group’s derivative portfolio by hedged risk and maturity at December 31, 2005 is as follows:

Thousands of euros	Fair value	Notional value
		2006	2007	2008	Subsequent years	Total
Interest rate hedges	767	73,392	25,719	25,719	195,253	320,083
Cash flow hedges	1,686	25,719	25,719	25,719	195,253	272,410
Fair value hedges	(920)	47,673	—	—	—	47,673
Exchange rate hedges	(2,195)	175,943	16,930	16,930	25,395	235,199
Cash flow hedges	(2,195)	175,943	16,930	16,930	25,395	235,199
Fair value hedges	—	—	—	—	—	—
Interest and exchange rate hedges	105,497	244,570	284,604	13,352	85,159	627,685
Cash flow hedges	—	—	—	—	—	—
Fair value hedges	105,497	244,570	284,604	13,352	85,159	627,685
Investment hedges	71,041	(96,991)	(66,095)	(143,994)	(86,366)	(393,446)
Derivatives not designated as hedges	84,809	(220,549)	(154,022)	(2,696)	19,106	(358,161)
Interest rate	(1,625)	129,257	125,584	128,984	94,503	478,329
Exchange rate	57,298	128,451	(148,520)	(3,811)	(5,805)	(29,684)
Interest and exchange rate	29,136	(478,258)	(131,087)	(127,870)	(69,593)	(806,807)
Total	259,920

14) TAX MATTERS

The Móviles Group’s main Spanish subsidiaries pay corporate income tax on a consolidated basis and are therefore not required to pay taxes directly to the Spanish tax authorities. All tax credits and tax bases, up to the limit applicable to the Telefónica Tax Group, are transferred to Telefónica, S.A., recognizing the corresponding tax credit or debit with the parent company depending on the outcome of the individual company tax return, which is recorded under “Receivables from Telefónica Group companies” if the tax return results in moneys owed to the Telefónica Móviles Group, or under “Payables to Telefónica Group companies” if money is owed to the parent company as a result of the tax return.

The balances receivables from Telefónica Group companies are cancelled by means of cash payments by Telefónica, S.A. to the Móviles Group entity which contributed the tax credit, as said credit is effectively used by Telefónica’s consolidated tax group (see section d of this note).

The other Móviles Group subsidiaries do not pay taxes on a consolidated basis. They recognize their tax credits and debits, which can only be settled with the public tax authorities of the countries where they were generated, under current and deferred tax liabilities and assets, as appropriate.

Corporate income tax recorded is the sum of the corporate income tax and other analogous taxes payable recorded by the Móviles Group companies. These taxes have been calculated in accordance with the tax standards in effect in each country on the basis of earnings on the unconsolidated financial statements, the sum of which is not necessarily equal to consolidated income.

The years open for review by the tax inspection authorities vary from one Group company to another, depending on each country’s tax legislation, taking into account their respective statutes-of-limitation. Management does not believe that a possible tax inspection would result in material tax liabilities.

Telefónica Móviles, S.A.

a) Deferred tax assets and liabilities

The detail at December 31, 2005 and 2004, of this heading, and the variations therein, is as follows:

	Thousands of euros
	Deferred tax assets	Deferred tax liabilities
Balance at 1/1//04	1,205,364	260,388

New	400,325	464,588
Reversals	(168,852)	(108,044)
Changes in consolidation scope and others	44,378	(5,518)
Transfers	(15,755)	—

Balance at 12/31/04	1,465,460	611,414

New	644,052	327,769
Reversals	(498,898)	(320,923)
Changes in consolidation scope and others	260,862	180,738
Transfers	(53,044)	55,474

Balance at 12/31/05	1,818,432	854,472

The detail of “Deferred tax assets” on the consolidated balance sheet at December 31, 2005 and 2004 and the variations therein is the following:

Thousands of euros	Balance at 01/01/05	Increases	Decreases	Transfers	Changes in consolidation scope	Translation differences	Balance at 12/31/05
Tax loss carryforwards	134,139	60,627	(146,858)	(48,729)	116,763	16,347	132,289
Tax credits for deductions	85,763	80,160	(73,315)	—	—	—	92,608
Temporary differences	1,245,558	503,265	(278,725)	(4,315)	34,614	93,138	1,593,535

TOTAL	1,465,460	644,052	(498,898)	(53,044)	151,377	109,485	1,818,432

Thousands of euros	Balance at 12/31/05	Increases	Decreases	Transfers	Changes in consolidation scope	Translation differences	Balance at 12/31/04
Tax loss carryforwards	153,253	58,665	(45,394)	(31,107)	2,026	(3,304)	134,139
Tax credits for deductions	70,525	62,622	(31,629)	(15,755)	—	—	85,763
Temporary differences	981,586	279,038	(91,829)	31,107	40,652	5,004	1,245,558

TOTAL	1,205,364	400,325	(168,852)	(15,755)	42,678	1,700	1,465,460

This heading includes 92,608 thousand euros in tax credits for deductions (deductions for technological RDI, investment in the Canary Islands, special events, double tax treaties, etc.) in addition to the credits on tax loss carryforwards and deductible temporary differences detailed below.

In addition, Telefónica Móviles S.A. has recorded an export promotion activity deduction tax credit of 20,921 thousand euros arising from the acquisition of BellSouth’s wireless operators in Argentina and Chile. The Company recorded a tax credit of 65,928 for this same concept in 2004 in relation to the acquisition of the other BellSouth operators.

Telefónica Móviles, S.A.

At December 31, 2005 and 2004, “Deferred tax assets” and “Deferred tax liabilities” include deductible and taxable temporary differences whose origin and detail are described in the following table:

	2005		2004
	Assets for deductible temporary differences	Liabilities for taxable temporary differences	Assets for deductible temporary differences	Liabilities for taxable temporary differences
Property, plant and equipment	76,274	33,478	48,159	35,260
Intangible assets	59,018	577,213	66,803	413,978
Personnel expenses	—	83	5,462	494
Inventories and accounts receivable	34,337	—	24,373	—
Provisions	210,202	154,441	106,090	83,991
Investments in associates, subsidiaries and joint ventures	1,052,386	—	932,321	—
Other	161,318	82,257	62,350	77,691

Total	1,593,535	854,472	1,245,558	611,414

The detail of total assets for deductible temporary differences (1,593,535 thousand euros) is as follows:

•	1,277,899 thousand euros generated by Group companies in Spain, of which 1,052,386 thousand euros correspond to provisions related to investments, mainly in Germany, Mexico, Argentina and Italy, and 225,513 thousand euros to other non-deductible provisions and expenses (provision for bad debts, derivatives, etc.).

•	The remaining 315,636 thousand euros were generated by foreign subsidiaries and relate primarily to depreciation of property, plant and equipment, write-down of inventories and bad debt provisioning.

b) Current tax receivables and payables:

Income tax receivables and payables (corporate income tax and equivalent credits and debits outside the scope of the Telefónica Tax Group) include assets of 136,501 thousand euros and liabilities of 362,338 thousand. At December 31, 2004, receivables stood at 216,646 thousand euros and payables at 290,858 thousand euros.

“Trade and other receivables” and “Trade and other payables” comprise all credits and debits with the public tax authorities for taxes other than corporate income and equivalent taxes. The detail of this heading at December 31, 2005 and 2004 is as follows:

	Thousands of euros
Tax receivables (tax authorities)	2005	2004
Indirect taxes	529,699	502,467
Social security agencies and others	73,255	4,938

Total	602,955	507,405

	Thousands of euros
Tax payables (tax authorities)	2005	2004
Indirect taxes	416,061	480,581
Personal income tax withholdings	12,419	7,883
Social security	12,038	11,479
Fees	679	3,115

Total	441,197	503,058

Telefónica Móviles, S.A.

c) Reconciliation of book profit to taxable income for corporate income tax purposes

The following table reconciles the Group’s reported profit before taxes and the tax expense recorded on the income statement, explaining the differences between actual tax expense and tax expense at prevailing statutory rate:

	Thousands of euros
	2005	2004
Book profit before taxes	2,829,706	2,544,945
Taxes expense at prevailing statutory rate – 35%	990,397	890,730
Impact of applying statutory rates prevailing in other countries	9,671	34,555
Changes in tax expense from asset or wealth taxes	23,892	4,975
Permanent differences	15,946	43,981
Booking of tax assets from current deductions	(21,922)	(16,343)
Booking of tax assets from previous years	(154,078)	(52,163)
Losses not recognized against tax	60,277	41,253
Decreases of tax assets for losses or deductions	584	7,278
Consolidation adjustments	19,652	(85,656)
Corporate income tax adjustment from prior years	1,619	(107)

Corporate income tax expense	946,039	868,504

The main reasons for the discrepancy between the local prevailing statutory rate (35%) and the final effective tax rate in 2005 (33.4%) and 2004 (34.1%) are:

•	Booking of tax credits and deductions from prior years. These include, among others, export promotion activity deductions at Spanish entities, the offsetting of tax losses in Colombia and the booking of tax asset in Argentina.

•	Unrecognized tax losses given that tax consolidation is not applicable in Brazil and Mexico (in Mexico due to the impact of minority interests).

The breakdown of the tax expense in the table above and the concepts used for the calculation bases is the following:

Tax expense:	2005	2004
Deferred tax liabilities	(358,310)	(124,633)
Current taxes	1,304,349	993,137

Total corporate income tax	946,039	868,504

d) Detail of tax credits from tax loss carryforwards.

The tax losses available for carryforward at the main Móviles companies that did not belong to the Tax Group at December 31, 2005 and 2004 stood at 3,636,524 thousand euros and 3,575,924 thousand euros, respectively. The maximum time period for offsetting these carryforwards varies depending on the applicable tax legislation in the country where the losses were generated. At year-end 2005 and 2004, 402,630 thousand euros and 263,893 thousand euros, respectively, had been capitalized, thus generating tax assets of 132,289 thousand euros and 90,362 thousand euros, respectively, classified under “Deferred tax assets”.

Telefónica Móviles, S.A.

The tax losses available for carryforward at the main Móviles companies belonging to the Tax Group at December 31, 2005 and 2004 stood at 6,478,666 thousand euros and 6,148,470 thousand euros, respectively. These can only be offset within 15 years of being incurred. At year-end 2005 and 2004, 4,341,426 thousand euros and 3,700,737 thousand euros, respectively, had been capitalized, thus generating tax assets of 1,519,499 thousand euros and 1,295,258 thousand euros, respectively, classified under “Current- and Non-current Telefónica Group company receivables”, and break down as follows:

	Balance at 12/31/04	Increases	Applied by Tax Group	Transfers	Adjustment from prior years	Balance at 12/31/05
Non-current	2,248,744	1,162	(500,662)	(699,047)	(655)	1,049,542
Current	8,337	149,333	(8,337)	320,624	—	469,957

Total	2,257,081	150,495	(508,999)	(378,423)	(655)	1,519,499

Unused tax loss carry forwards, totaling 2,137,243 thousand euros, relate to a negative adjustment made to the taxable base for corporate income tax purposes in 2002 as a result of the transfer of certain holdings acquired in previous years where the market value differed from the carrying amount at which they were recognized.

The Tax Group applied 508,999 thousand euros in tax credits:

•	500,662 thousand euros were paid to Telefónica Móviles S.A in 2005.

•	8,337 thousand euros relate to intra-group withholdings made in previous years.

Transfers of 699,047 thousand euros from non-current receivables relate to:

•	320,624 thousand euros corresponding to prior year tax credits transferred to “Current assets – Receivable from Telefónica Group companies”

•	378,423 thousand euros are presented as a reduction in “Current assets – Receivable from Telefónica Group companies.”

Of total tax loss carryforwards outstanding at December 31, 2005 (1,519,499 thousand euros), 721,861 thousand euros were generated by Telefónica Móviles S.A and 797,638 thousand euros by Telefónica Móviles España S.A.

Goodwill arising from business combinations with foreign companies is deductible under Spanish tax legislation under certain conditions. Goodwill deductible for tax purposes -under certain conditions- is defined as the excess of financial goodwill over the amount allocated to the goods, rights and contingent liabilities of the foreign operations acquired.

15) SEGMENT REPORTING

The Telefónica Móviles Group’s management structure is organized along geographic lines in order to optimize efficiency in each region. The main geographic segments are:

—	Spain. Wireless services operator in Spain.

—	Latam. Wireless services operator in Latin America.

—	Row. Wireless services provider in the Mediterranean basin and the rest of Europe.

Telefónica Móviles, S.A.

Key information by geographic segment:

Thousands of euros	Spain	Latam	Row & intragroup eliminations	Total
2005
Revenues	8,834,249	7,704,531	(25,278)	16,513,502
Capitalized expenses of Group work on non current assets	76,089	36,966	10,542	123,596
Other operating income	30,714	99,252	16,193	146,159
Procurements and other operating expenses	(4,813,177)	(6,086,134)	(66,946)	(10,966,256)
OIBDA	4,127,875	1,754,615	(65,489)	5,817,001
Depreciation and amortization	(664,888)	(1,489,504)	(219,618)	(2,374,010)
Operating income	3,462,987	265,111	(285,107)	3,442,991
Financial income (loss)	(43,103)	(172,418)	(243,558)	(459,079)
Share in income (loss) from companies accounted for by the equity method	—	(24)	(154,182)	(154,206)
Corporate income tax	(1,051,610)	(226,162)	331,733	(946,039)
Minority interests	—	72,206	(36,965)	35,241
Profit (loss) for the year	2,368,274	(61,287)	(388,079)	1,918,908
Investment in PP&E	727,450	1,602,207	(43,332)	2,286,325
Segment assets	10,597,995	15,834,654	529,691	26,962,340
Segment liabilities	8,070,268	11,740,292	905,325	20,715,885

Thousands of euros	Spain	Latam	RoW & intragroup eliminations	Total
2004
Revenues	8,213,839	3,552,363	(12,327)	11,753,875
Capitalized expenses of Group work on non current assets	48,257	38,105	3,138	89,500
Other operating income	18,651	70,022	20,384	109,057
Procurements and other operating expenses	(4,122,515)	(3,109,340)	(132,686)	(7,364,541)
OIBDA	4,158,232	551,150	(121,492)	4,587,890
Depreciation and amortization	(662,796)	(806,519)	(53,626)	(1,522,941)
Operating income	3,495,436	(255,368)	(175,119)	3,064,949
Financial income (loss)	(108,039)	(440,082)	66,250	(481,871)
Share in income (loss) from companies accounted for by the equity method	—	(163)	(37,971)	(38,134)
Corporate income tax	(1,100,343)	(74,222)	306,062	(868,503)
Minority interests	—	(54,444)	69,686	15,242
Profit (loss) for the year	2,287,054	(824,279)	228,908	1,691,683
Investment in PP&E	628,185	981,684	7,746	1,617,615
Segment assets	9,596,150	11,695,182	1,899,210	23,190,542
Segment liabilities	8,111,067	8,799,375	2,460,044	19,370,486

The items detailed in the tables above were selected to reflect the main factors affecting management and strategic decisions in each segment.

Telefónica Móviles, S.A.

16) REVENUES AND EXPENSES

Other income

The detail of this heading is as follows:

	Thousands of euros
	2005	2004
Non-core and other current operating revenues	143,639	96,487
Capitalized expenses of Group work on non current assets	123,596	89,500
Government grants	288	909
Gain on disposal of assets	2,232	11,661

Total	269,755	198,557

Other expenses

The breakdown of this heading in 2005 and 2004 is as follows:

	Thousands of euros
	2005	2004
External services	4,135,625	2,871,602
Taxes	333,483	170,880
Other operating expenses	53,115	23,898
Changes in operating provisions	266,093	86,474
Asset impairment (Note 7)	10,750	66,320
Loss on disposal of assets	2,071	8,949

Total	4,801,137	3,228,123

Research and development expense recognized in the income statement in 2005 amounted to 205 million euros (105 million euros in 2004).

Number of employees

The average number of employees at the Telefónica Móviles Group in 2005 and 2004 totaled 22,655 and 13,524, respectively. The breakdown by professional category in 2005 and 2004 is as follows:

	Average number of employees
	2005	2004
Senior management	21	21
Executives and mid-level managers	2,339	1,470
Rest of workforce	20,295	12,033

Total	22,655	13,524

Financial income (expenses)

The detail of “Net financial expenses” recorded on the consolidated income statement for the years ended December 31, 2005 and 2004 is as follows:

	Thousands of euros
	2005	2004
Finance expenses	(871,525)	(579,815)
Financial income	286,947	173,813

Total	(584,578)	(406,002)

Telefónica Móviles, S.A.

Foreign currency transactions

The Group’s foreign currency transactions relate primarily to traffic transactions carried out by fully consolidated subsidiaries which are settled in the corresponding local currency, as well as to interest payments and loan repayments which are detailed in Note 13.

Information by consolidation method

Income attributable to the companies that comprise the Group in 2005 and 2004:

	Thousands of euros
	2005	2004
Fully and proportionally consolidated companies	2,073,114	1,729,817
Companies accounted for by the equity method	(154,206)	(38,134)

Total	1,918,908	1,691,683

Earnings per share

The basic figure for earnings per share is calculated by dividing net profit for the year attributable to equity holders in the parent company by the weighted average number of shares outstanding over the period.

Diluted earnings per share is calculated by dividing net profit for the year attributable to equity holders of the parent (adjusted for any dilutive effects as if the conversion of potential ordinary shares had occurred) by the weighted average number of ordinary shares outstanding over the period adjusted to give effect to all dilutive potential ordinary shares that were outstanding during the period.

Both basic and diluted earnings per share attributable to equity holders of the parent are calculated based on the following data:

Net profit

	Thousands of euros
	2005	2004
Profit attributable to equity holders of the parent	1,918,908	1,691,683

Number of shares

	Thousands
	2005	2004
Weighted average number of shares outstanding over the period for the purposes of basic earnings per share	4,309,480	4,309,105
Dilutive effect of conversion of potential ordinary shares
Telefónica Móviles S.A. employee share option plans	1,131	1,026

Weighted average number of ordinary shares outstanding for the purposes of diluted earnings per share	4,310,611	4,310,131

Earnings per share

	Euros
	2005	2004
Basic earnings per share	0.445	0.393
Diluted earnings per share	0.445	0.392

Telefónica Móviles, S.A.

17) OTHER INFORMATION

a) Guarantees

The most significant guarantees provided at December 31, 2005 are the following:

•	On June 23, 2004, the Ministry of Industry, Tourism and Commerce issued an order authorizing the modification to the commitments assumed by Telefónica Móviles España, S.A. in connection with the operation of the third-generation wireless telecommunications (UMTS) service. Under this Order, the requests filed by Telefónica Móviles España, S.A. in this respect were upheld, compliance with certain commitments was reinterpreted and other commitments were eliminated for the benefit of public interest.

As a result of this modification, the amount guaranteed by Telefónica Móviles España, S.A. as a performance bond for the commitments assumed prior to the launch of the UMTS service and in the first year of service was reduced to 157.5 million euros. At December 31, 2005, this guarantee therefore stood at 157.5 million euros. Telefónica Móviles de España, S.A. has begun the procedures to accredit its first year of operating the UMTS service before the Ministry. Compliance with the commitment would reduce the amount guaranteed.

•	Telefónica Móviles España S.A., as a shareholder of Medi Telecom, signed a “Shareholders’ Support Agreement” together with Portugal Telecom SGPS, S.A. and the BMCE Group. This commitment requires the joint and several provisions of up to 210 million euros of financial assistance to Medi Telecom in the event of non-compliance with financial clauses, and up to 50 million euros in the event of a shortfall in funds at Medi Telecom that would prevent it from meeting its debt servicing obligations. If Medi Telecom obtains a specific level of OIBDA during a certain period of time and fulfils all its obligations under the loan agreement, this financial commitment will automatically be cancelled. As a result of the loans and capital increases subscribed by, inter alia, Telefónica Móviles España, S.A., in addition to new commitments, the outstanding balances at December 31, 2005 stood at 118.3 million and 50 million euros, respectively.

•	On December 23, 2003, Telefónica Móviles, S.A. arranged a counter-guarantee for Telefónica, S.A. vis-à-vis the commitment to Newcomm Wireless Services, Inc. of Puerto Rico in relation to a 61 million dollar bridge loan provided by ABN AMRO which matures on June 30, 2005. These guarantees are deemed to be recoverable on the basis of the company’s business plan and of the seniority of their claim over equity.

Subsequently, on April 21, 2005, an agreement was reached to extend the bridge loan to June 30, 2008, and the possibility of a further 2-year extension, with a corresponding extension of the counter-guarantee.

On April 21, 2005, Telefónica Móviles S.A. also arranged a counter-guarantee for Telefónica, S.A. vis-à-vis the commitment to Newcomm Wireless Services, Inc. of Puerto Rico in relation to a subordinated loan of up to 40 million dollars provided by ABN AMRO to meet Newcomm’s license payments to the FCC (Federal Communications Commission), maturing June 30, 2010.

•	The Group provided a bank guarantee to Mobilkom Austria Aktiengesellschaft & Co KG (Mobilkom) to cover potential contingencies related to the sale in December 2003 of 3G Mobile Telecommunications GmbH up to a maximum of 1,650 thousand euros. This guarantee matured on December 31, 2005.

•	At the end of 2000, Ipse 2000, S.p.A. acquired a third generation wireless telephony (UMTS) license for 3,269 million euros. The terms of the license agreement stipulated that 40% of this amount be paid in ten equal annual installments through 2010.

On December 27, 2002, Telefónica Móviles, S.A. arranged a counter-guarantee for Telefónica, S.A., which in turn was counter guaranteed by Telefónica Móviles España, S.A. Under this agreement, subject to certain terms and conditions, Telefónica Móviles, S.A. undertakes vis-à-vis Telefónica, S.A. to pay 91.79% of any amounts Telefónica S.A. may be legally, contractually or judicially obliged to pay in connection with the guarantee that it (jointly with other strategic partners of Ipse 2000, S.p.A.) provided to certain banks, which in turn provided a bank guarantee to the Italian authorities as security for the

Telefónica Móviles, S.A.

deferred payment of the UMTS license. On November 30, 2005, to avoid the Italian Government calling in the guarantee, IPSE 2000, S.p.A paid 120,334 thousand euros representing a quarter of the outstanding balance owed as deferred payment for the additional 5 MHz of spectrum awarded to Ipse 2000 SpA by the Italian Government for an original total value of 826,331 thousand euros. On December 31, 2005, the payment balance was 601,672 thousand euros (335,452 thousand euros allocable to the Telefónica Móviles Group). This additional 5MHz of spectrum was returned by Ipse 2000, S.p.A. and the validity of said return is currently being disputed by the Italian Government.

On October 25, 2000, Ipse 2000, S.p.A. signed an agreement with Ferrovie dello Stato, S.p.A., an Italian railroad company, whereby Ipse 2000, S.p.A. was granted certain access and user rights to specific sites owned by the railroad company. Telefónica, S.A. provided a guarantee of up to 48.2 million euros to secure the amounts owed under this agreement. On May 9, 2005 the parties executed the agreement through the payment of 93,360,000 euros. Of this amount, the Telefónica Móviles Group paid 39,387,139 euros.

•	On October 28, 2004, Telefónica Móviles S.A. entered into the following counter-guarantee agreements vis-à-vis Telefónica S.A. on the following obligations guaranteed by Telefónica S.A.:

a)	Bridge loans arranged for Telefónica Móviles Colombia S.A. (previously BellSouth Colombia S.A.) for 273,934 thousand dollars with Santander Overseas Bank Inc. and for 59,024 million Colombian pesos (approximately 23,500 thousand dollars) with Santander Colombia S.A. Both these companies are part of the Santander Group. Both loans were due on October 28, 2005. They were refinanced for another year for 254,000 thousand dollars with Santander Overseas Bank Inc. and 104,762 million Colombian pesos (approximately 41,738 thousand dollars) with Banco Santander de Colombia S.A. This arrangement was again guaranteed by Telefónica S.A. and counter-guaranteed by Telefónica Móviles S.A.

b)	Syndicated loan for Communicaciones Móviles del Perú S.A. (now Telefónica Móviles Perú S.A.) for 200 million dollars due February 24, 2006.

•	On January 7, 2005, Telefónica Móviles S.A. counter guaranteed Telefónica S.A.’s guarantee on the 179,615 thousand dollar syndicated loan arranged by Telefónica Móviles Chile S.A. (previously BellSouth Communications), maturing January 7, 2006. This loan was refinanced upon maturity and is currently guaranteed directly by Telefónica Móviles de Chile.

•	On September 30, 2005, Telefónica Móviles S.A. arranged a counter guarantee for Telefónica S.A. in relation to Telefónica Finanzas México S.A.’s issue of certificados bursátiles (peso bonds) for up to 12,000 million Mexican pesos, underwritten by Telefónica S.A. At December 31, 2005, 5,000 million pesos had been issued under this program (approximately 464 million dollars).

The Company does not believe it will incur material losses as a result of the guarantees provided.

Group management believes the likelihood that additional unprovisioned liabilities could result from these guarantees is remote.

b) Litigation

Telefónica Móviles, S.A. and its Group companies are subject to a range of lawsuits the unfavorable resolution of which, in the Company’s opinion and based on the advice of its legal counsel, would not materially affect the financial position or solvency of Group.

The suits that the Company deems probable it could lose have been adequately provisioned (see Note 10). Of the suits that the Company deems probable it could lose, but do not require provisioning, those that are considered material by virtue of their nature or the significance of the amounts involved are listed below.

Telefónica Móviles, S.A.

SPAIN.

Claims in relation to the fee for reserving public radio spectrum for GSM, DCS-1800 and UMTS services in 2001

Law 13/2000 establishing the general Spanish budget for 2001 modified the formula for calculating the reservation fee for public radio spectrum, resulting in a significant increase in said payments. Telefónica Móviles España, S.A. lodged three claims against the three payments owed in connection with its GSM, DCS-1800 and UMTS services in 2001, which were dismissed. As a result, Telefónica Móviles España, S.A. filed an appeal for judicial review of this decision at the National Appellate Court. At the same time, it proceeded to settle the payments with the Secretary of State for Telecommunications. A ruling has since been made in the cases appealing the DCS-1800 and GSM reservation fees, raising the question of unconstitutionality. In the case reclaiming the UMTS payment, Telefónica Móviles España, S.A. has pleaded to the National Appellate Court to reraise the question of unconstitutionality at a higher instance, i.e. the Constitutional Court, and to bring the issue before the European Community Court of Justice for a preliminary ruling. The magnitude of the claim in terms of overstated payments totals 228,357 thousand euros.

Economic-administrative claim relating to business tax (IAE) payment in 2003

In December 2003, Telefónica Móviles España, S.A. filed a claim with the regional tax authorities of aMadrid in connection with the 2003 IAE payment of 26,000 thousand euros. Telefónica Móviles España believes the tax authorities committed an administrative error in processing this tax payment, not recognizing a prior wire payment of 3,226 thousand euros.

Telefónica Móviles España, S.A. has paid the amounts in question. The purpose of the claim is to demand the repayment of the amounts the Company believes it overpaid.

Interconnection termination tariffs with RETEVISIÓN MÓVIL, S.A.

The ruling on January 12, 2006 closed the interconnection suit brought by RETEVISIÓN MÓVIL, S.A. against Telefónica Móviles España, S.A, in relation to the call termination tariffs on the former’s network. Pursuant to the ruling, Telefónica Móviles España, S.A. must apply the interconnection call-termination fees in effect before October 7, 2004 retroactively from February 4, 2005. Telefónica Móviles España, S.A.’s appeal to this ruling was fully upheld by the CMT (telecommunications regulatory body) in its ruling on February 16. This ruling finds that RETEVISIÓN MÓVIL, S.A.’s termination rates in effect prior to October 7, 2004 are not applicable to Telefónica Móviles España, S.A. Accordingly, Telefónica Móviles España, S.A should not be obliged to pay any amounts, in addition to those actually paid during the conflict in this regard. RETEVISIÓN MÓVIL, S.A. could file a complaint for judicial review by the CMT ruling within two months of the decision.

GERMANY

Ostheimer

In 2003, Ostheimer GmbH filed a suit against Quam GMBH demanding indemnification of 100 million euros as a result of damages arising from the termination of the framework distribution agreement signed with Quam. The courts ruled in favor of Quam GMBH in 2005 but the ruling has been appealed recently by Ostheimer.

Cancellation of the license granted to Quam GMBH

In December 2004, the Regulatory Authority for Telecommunications and Post (RegTP) revoked the UMTS license granted to Quam GMBH in 2000. After obtaining a suspension of the revocation order, Quam filed a suit against the revocation order with the German courts. On January 16, 2005. There are two main parts to this claim: the first seeking that the suspension of the license revocation order issued by the RegTP be upheld, and the second, in the event the first does not prosper, seeking the partial and total repayment of the original amount paid for the license.

Telefónica Móviles, S.A.

ITALY

In the wake of the Italian government’s refusal to accept the return by Ipse 2000, S.p.A, of the additional 5Mhz of spectrum awarded to it after it was granted a UMTS license, Ipse 2000, S.p.A. filed a claim based on its basic right to renounce toits rights granted by the government and requested a 826 million euro reduction in payments owed (corresponding to the 5Mhz of spectrum).

Simultaneously, in light of the new regulatory framework establishing a maximum annual price per 5Mhz, which is below that set when the license was granted to Ipse, S.p.A., the company filed a suit with the same organism against the Italian Ministry for Communications, requesting the cancellation of pending payments in connection with the UMTS license, which, if successful, would represent a reduction over the initial amount of between approximately 1.2 and 2.3 billion euros. On May 31, 2004, Ipse, S.p.A. also filed a complaint against the Italian government’s allocation of GSM frequency free of charge.

Currently, all these claims have been brought under one suit. In August 2005, the Italian courts ruled against the first two claims and delayed its ruling on the last one (the free allocation of GSM frequency).

MEXICO

Corporate income tax law regarding interest deductibility

Telefónica Móviles México, S.A. de C.V. and its subsidiaries filed a suit against certain temporary provisions of the corporate income tax law limiting deductibility of interest payments on loans under certain circumstances.

Notification was received in January 2006 that the case was being dismissed on the grounds that since the judge did not consider that it was the right time to call into question the unconstitutionality of the provisions.

The Mexican subsidiaries plan to appeal the ruling on the basis that the provisions in question have been detrimental to the companies since they came into effect.

Annual fees for use and operation of spectrum frequency

The Mexican Federal Rights Act establishes an annual fee for the use and operation of spectrum frequency tendered since 2003. Telefónica Móviles México, S.A. de C.V. was awarded spectrum on the 1900 MHz frequency in the tender process held in April 2005, on which it is obliged to pay spectrum fees.

Telefónica Móviles México, S.A. de C.V. has filed a claim against the unconstitutionality of the fee imposed on the spectrum it was granted.

In December 2005, Telefónica Móviles México, S.A. de C.V. appealed the sentence ruling against its claim.

Telefónica Móviles España, S.A. has paid the fees in question. The purpose of the claim is to demand the repayment of the amounts already paid.

Kargo, Inc., ACK Ventures Holdings, LLC and United Mobile Technologies, LLC.

Kargo, Inc., has filed a suit against Telefónica Móviles México, S.A. de C.V., Pegaso PCS, S.A. de C.V., Pegaso Telecomunicaciones, S.A. de C.V., Telefónica Móviles, S.A. and Telefónica, S.A. for the payment of damages, legal fees and expenses, and any other amounts deemed payable by the courts, for alleged failure to comply with a systems and hosting agreement negotiated by Pegaso PCS, S.A. de C.V.

The case is currently being heard at a Federal court. In January 2006, Telefónica Móviles México, S.A. de C.V. filed a motion to have the case dismissed for lack of grounds.

Telefónica Móviles, S.A.

BRAZIL

Universal service fund (FUST)

The VIVO Group operators have appealed ANATEL’s decision to modify the basis for calculating amounts payable into the FUST (Fundo de Universalização de Serviços de Telecomunicações), a fund to pay for telecommunications services providers’ obligations to provide universal service (wireline and wireless).

Lune

Lune Projetos Especiais em Telecomunicações Com has filed a suit against the VIVO Group companies, alleging to own the patent on “caller ID” and to have registered the “Bina” brand. The suit demands the cessation of this service and requests indemnification for an amount equal to the amount customers have paid for this service.

Several wireless infrastructure manufacturers, including subsidiaries of the VIVO Group, have lodged a complaint with the Brazilian institute for industrial property demanding that it declare the patent in question null and void.

PIS and COFINS

COFINS (Contribuição Social para o Financiamento da Seguridade Social) and PIS (Programa de Integração Social) are gross revenue taxes levied on corporations in Brazil. In 1998, Law 9,718 modified the calculation of these taxes, (i) increasing the COFINS tax from 2% to 3% and (ii) expanding the taxable base. The VIVO Group operators all elected to file a suit with the Brazilian state against this law and to fully provision these amounts, with the exception of Celular CRT S.A., which chose to pay the taxes pursuant to Law 9,718.

In terms of the expanded taxable base issue, two VIVO Group companies (Tele Centro Oeste Celular Participaçoes S.A. and Telergipe Celular S.A.) have been handed down favorable rulings. Rulings in favor of the rest of the companies are expected over the course of the coming year.

VENEZUELA

Appeal for tax review by TELCEL, C.A. in 2002 against the Venezuelan agency (SENIAT) which is demanding TELCEL, C.A. pay approximately 54,364,291 euros for alleged tax irregularities between 11-01-94 and 10-31-95, 11-01-95 and 10-31-96 and between 11-01-96 and 10-31-97.

c) Alliances

Telefónica Móviles, Orange, T-Mobile and Vodafone signed an agreement in February 2003 to create a wireless payment services association, which has been operating under the Simpay brand since June 2003. The purpose of this association is to foster the adoption of m-commerce by customers, content suppliers, commercial establishments and banks by creating a wireless telephony payment system based on open, interoperable standards under a shared brand.

d) Investments in joint ventures

On December 27, 2002, having complied with Brazilian regulatory provisions, Telefónica Móviles, S.A. and PT Movéis Serviços de Telecomunicaçoes, SGPS, S.A. (PT Movéis) set up a 50/50 joint venture, Brasilcel, N.V., via the contribution of 100% of the groups’ direct and indirect shareholdings in Brazilian cellular operators.

Telefónica Móviles, S.A.

The contributions of Brasilcel, N.V. to the Telefónica Móviles Group’s 2005 and 2004 consolidated balance sheets and income statements are as follows:

	Thousands of Euros
	2005	2004
Current assets	1,242,021	948,358
Non-current assets	3,448,292	2,634,308
Current liabilities	1,132,169	1,156,447
Non-current liabilities	1,028,986	502,095
Revenues	1,955,267	1,550,831
Expenses	1,857,984	1,353,166

e) Environmental matters

Through its investees and in line with its environmental policy, the Telefónica Móviles Group has undertaken various environmental-management initiatives and projects. In 2005 and 2004 these initiatives resulted in expenditure and investment for insignificant amounts which were recognized in the consolidated income statement and balance sheet.

The various Group companies have launched a series of preventative projects at existing systems with a view to reducing the environmental impact of its facilities. Project costs are included in that of the installations to which the project relates.

The Group has also rolled out internal control mechanisms sufficient to pre-empt any environmental liabilities that may arise in future, which are assessed at regular intervals either by internal staff or renowned third-party institutions. No significant risks have been identified in these assessments.

f) Auditors’ fees

In 2005, fees paid to the various companies forming part of the Ernst&Young International Group, to which Ernst & Young, S.L. (the auditors of the Telefónica Móviles Group) belongs, amounted to 3,450 thousand euros. In 2004, fees paid to the various companies forming part of the Deloitte Touche Tohmatsu International Group, to which Deloitte, S.L. (the auditors of the Telefónica Móviles Group in 2004) belongs, amounted to 3,839 thousand euros.

The detail of these amounts is as follows:

	Thousands of Euros
	2005 Ernst & Young	2004 Deloitte & Touche
Audit of financial statements	2,308	2,279
Other audit services	469	1,325
Non-audit work	673	235

Total	3,450	3,839

These fees include amounts paid in respect of fully and proportionally consolidated Spanish and foreign Telefónica Móviles Group companies (50% of the fees paid by proportionally consolidated companies in 2004 included in the detail amounted to 606 thousand euros).

Telefónica Móviles, S.A.

The detail of fees paid to other auditors in 2005 and 2004 amounted to 3,527 thousand and 4,778 thousand euros, respectively, is as follows:

	Thousands of Euros
	2005	2004
Audit of financial statements	1,312	227
Other audit services	1,030	—
Non-audit work	1,185	4,551

Total	3,527	4,778

These fees include amounts paid by fully and proportionally consolidated Spanish and foreign Telefónica Móviles Group companies (50% of other auditors’ fees paid by proportionally consolidated companies in 2005 included in the detail amounted to 796 thousand euros).

18) OTHER COMMITMENTS

On October 26, 2000, authorization was given at the Extraordinary Shareholders’ Meeting of Telefónica Móviles, S.A. to establish a corporate share option plan for the executives and employees of Telefónica Móviles, S.A. and its subsidiaries. To facilitate coverage of the Company’s obligations to the beneficiaries of the plan, it was resolved to increase the share capital of Telefónica Móviles, S.A. by 11,400,000 euros through the issuance of 22,800,000 shares of 0.50 euro par value each.

Subsequently, at the Shareholders’ Meeting of Telefónica Móviles, S.A. on June 1, 2001, certain modifications and clarifications were introduced to the share option plan with a view to making it more attractive and efficient to encourage the loyalty of its beneficiaries.

Finally, on September 21, 2001, the Board of Directors of Telefónica Móviles S.A. resolved to develop and establish the terms and conditions of the share option plan in conformity with the aforementioned resolutions of the Shareholders’ Meetings on October 26, 2000 and June 1, 2001. The main features of this plan are as follows:

1. The plan is open to all the executive directors, executives (including general managers or similar) and employees who on December 1, 2001 were working for companies in which Telefónica Móviles, S.A. directly or indirectly, during the term of the plan, (i) has a holding with voting rights of over 50%, or (ii) has the right to appoint over 50% of the members of the Board of Directors.

The MOS Program also envisaged the possibility of awarding new options at dates subsequent to its initial implementation. In order to carry this out, following the issuance of a report by the Appointments and Compensation Committee, the Board of Directors resolved to assign options to both the employees of the new companies which, when joining the Telefónica Móviles Group, met the aforementioned requirements and the employees hired by companies already participating in the MOS Program. The Board also resolved that employees could join the plan until December 31, 2003. Consequently, new beneficiaries joined the plan in 2002 and 2003. In 2003 certain companies were excluded from the MOS Program because they no longer meet the related requirements.

2. There are three types of options:

•	Type-A options, with a strike price of 11 euros.

•	Type-B options, with a strike price of 16.5 euros.

•	Type-C options, with a strike price of 7.235 euros.

3. Each beneficiary of the Program will receive an equal number of type-A and type-B options and a number of type-C options equal to the sum of the type-A and type-B options received.

4. The executive directors and executives who are beneficiaries of the MOS Program must deposit one share of Telefónica Móviles, S.A. for every 20 options assigned to them.

5. Each option, regardless of the type, entitles its holder to receive one share of Telefónica Móviles, S.A.

Telefónica Móviles, S.A.

6. The options may be exercised at a rate of one-third each year from the day after the day on which two, three and four years have elapsed from the option grant date (January 2, 2002). The first exercise period commenced on January 2, 2004. The second period commenced on January 3, 2005. The third and last exercise period commenced on January 3, 2006.

7. At the exercise date, the options may be settled, at the beneficiary’s request, either (i) through delivery of shares of Telefónica Móviles, S.A., once the beneficiary has paid the option strike price, or (ii) cash settlement.

The first phase of the Program commenced on January 2, 2002. The second phase of the plan, which included the companies and new employees who fulfilled the requirements envisaged in the plan, commenced on June 1, 2002, and finished on December 31, 2003. The total number of beneficiaries of the MOS Program was 6,970 at December 31, 2005 (7,575 at December 31, 2004). Of these beneficiaries, one is an executive director of Telefónica Móviles, S.A. and 10 are general managers or similar executives. 9,446,373 options had been assigned at December 31, 2005 (11,137,144 at December 31, 2004).

In 2004, in the second exercise period, 778 employees exercised a total of 79,823 options. Of these employees, two beneficiaries opted for share settlement and the remainder for cash settlement. The amount received by these beneficiaries upon the exercise of their options was 109 thousand euros.

Additionally, in 2004, 859 employees, owning a total of 1,681,928 options, left the program as a result of early settlement or voluntary withdrawal. 844 thousand euros were paid for this concept in 2004.

In 2005, in the third exercise period, 1,019 employees exercised a total of 383,116 options. Of these employees, six beneficiaries opted for share settlement and the remainder for cash settlement. The amount received by these beneficiaries upon the exercise of their options was 320.4 thousand euros.

Additionally, in 2005, 605 employees, owning a total of 1,307,655 options, left the program as a result of early settlement or voluntary withdrawal. 791.7 thousand euros were paid for this concept in 2005.

In order to provide coverage for the MOS Program, on September 21, 2001, the Board of Directors resolved to carry out the capital increase approved at the Extraordinary Shareholders’ Meeting on October 26, 2000. Since not all the shares comprising the capital increase were subscribed, the company issued 21,445,962 shares of 0.50 euro par value each, which were subsequently subscribed and paid in by BBVA (50%) and La Caixa (50%).

On September 27, 2001, Telefónica Móviles, S.A., on the one hand, and BBVA and La Caixa, on the other, entered into the related share subscription and call option contracts under which the two aforementioned financial institutions granted Telefónica Móviles, S.A. a call option on each of the shares subscribed in order to enable Telefónica Móviles, S.A. to meet its commitments to the beneficiaries of the MOS Program, as described earlier.

The implementation of the MOS Program and the capital increase to provide coverage for the Program were notified to the CNMV and published in an abridged prospectus, which was verified and registered in the CNMV’s Official Register on November 2, 2001.

Telefónica Móviles, S.A.

The following table summarizes the status of the MOS Plan at December 31, 2004 and 2005:

Number of Options
Outstanding at January 1, 2004	12,819,072

Granted	—
Exercised	(1,118,665)
Cancelled	(563,263)

Outstanding at December 31, 2004	11,137,144

Granted	—
Exercised	(1,298,072)
Cancelled	(392,699)

Outstanding at December 31, 2005	9,446,373

Agreements with Portugal Telecom.

On January 23, 2001, Telefónica, S.A. and its subsidiary Telefónica Móviles, S.A., on the one hand, and Portugal Telecom SGPS, S.A. and its subsidiary PT Móveis, SGPS, S.A., on the other, agreed to group together all their wireless telephony businesses in Brazil.

On October 17, 2002, Telefónica Móviles, S.A., on the one hand, and Portugal Telecom SGPS, S.A. and its subsidiary PT Móveis SGPS, S.A., on the other, entered into the definitive agreements that implement the aforementioned agreement. On December 27, 2002 (having obtained the necessary authorizations), the two groups’ holdings in their respective Brazilian wireless telephony operators were contributed to a Dutch joint venture, Brasilcel N.V.

In accordance with the aforementioned definitive agreements, Telefónica Móviles, S.A. and the Portugal Telecom Group will have the same voting rights at Brasilcel, N.V. This equality in voting rights will cease to exist if, as a result of capital increases at Brasilcel, N.V., the percentage ownership of either of the parties falls below 40% during an uninterrupted period of six months. In this event, if the Portugal Telecom Group is the diluted party, it would be entitled to sell to Telefónica Móviles, S.A., which would be obliged to buy (directly or through another company), all the Portugal Telecom Group’s ownership interest in Brasilcel N.V. This right expires on December 31, 2007. The price for the acquisition of the Portugal Telecom Group’s holding in Brasilcel, N.V. would be calculated on the basis of an independent appraisal (in the terms provided for in the definitive agreements) performed by investment banks, selected using the procedure established in these agreements. Subject to certain conditions, the payment could be made, at Telefónica Móviles’ choice, in (i) cash, (ii) Telefónica Móviles S.A. shares and/or Telefónica, S.A. shares, or (iii) a combination of the two. This put option would be exercisable in the 12 months subsequent to the end of the aforementioned six-month period, provided that the Portugal Telecom Group had not increased its ownership interest to 50% of the total capital share of Brasilcel N.V.

In accordance with the definitive agreements, the Portugal Telecom Group will also be entitled to sell to Telefónica Móviles, S.A., which will be obliged to buy, its holding in Brasilcel, N.V. should there be a change in control at Telefónica, S.A., at Telefónica Móviles, S.A. or at any other subsidiary of the latter that held a direct or indirect ownership interest in Brasilcel N.V. Similarly, Telefónica Móviles, S.A. will be entitled to sell to the Portugal Telecom Group, which will be obliged to buy, its holding in Brasilcel, N.V. if there is a change of control at Portugal Telecom SGPS, S.A., at PT Móveis SGPS, S.A or at any other subsidiary of either company that held a direct or indirect ownership interest in Brasilcel N.V. The price would be determined on the basis of an independent appraisal (in the terms provided for in the definitive agreements) performed by investment banks, selected using the procedure established in these agreements. The related payment could be made, at the choice of the group exercising the put option, in cash or in shares of the wireless telephony operators contributed by the related party, making up the difference, if any, in cash.

Telefónica Móviles, S.A.

Agreements with the Pegaso Group.

On December 21, 2005, the Burillo Group and Telefónica Móviles S.A. agreed to the acquisition by Telefónica Móviles S.A. of the 8% stake in the share capital of Telefónica Móviles México S.A. de C.V. owned by the Burillo Group.

This deal gave Telefónica Móviles 100% ownership of Telefónica Móviles México S.A. de C.V. before the exercise date for its share purchase options in the third quarter of 2007 on 4% of the capital and in the third quarter of 2008 for the remaining 4% (or 8% if it had not exercised its options in 2007).

This acquisition concludes the agreements signed by the two parties and settles all call and put options on Telefónica Móviles de México S.A. de C.V. awarded under the agreements.

This acquisition cost to Telefónica Móviles 177 million euros and was structured as an exchange of Telefónica Móviles México S.A. shares for 14,135,895 Telefónica S.A. shares.

The transaction created no material additional debt for the Móviles Group as, in accordance with IFRS, the minimum exercise price of the Burillo Group’s put option was recognized as debt and at November 30, 2005 stood at 153 million euros (including interest paid to that date).

Domestic long-distance license awarded to GTM.

Telefónica Móviles, S.A. is backing the commitments assumed by Grupo de Telecomunicaciones Mexicanos, S.A. de C.V. (GTM) with the regulator, COFETEL, for its domestic long-distance (DLD) license. The maximum amount of this support is 124,155 thousand Mexican pesos. At the date of preparation of these consolidated financial statements no disbursements had been made in this connection.

19) SUBSEQUENT EVENTS

From December 31, 2005 until the date of preparation of these consolidated financial statements the following events took place at the Telefónica Móviles Group:

—	On January 31, 2006, the Italian Government informed Ipse 2000, S.p.A., an indirect investee in which Telefónica Móviles owns 45.59%, of its decision to revoke the UMTS license granted to it in 2000. The company is studying its potential courses of action.

—	In February 2006, approval was given at the respective shareholders’ meetings of Telesp Celular Participações, S.A. (“TCP”), Tele Centro Oeste Celular Participações, S.A. (“TCO”), Tele Sudeste Celular Participações, S.A. (“TSD”), Tele Leste Celular Participações, S.A. (“TLE”) and Celular CRT Participações, S.A. (“CRT Part”) for a corporate restructuring for the exchange of TCO shares for TCP shares and absorption of TSD, TLE and CRT Part. Thus, TCP became a 100% subsidiary.

—	Under its bond issuance program launched in September 2005, Telefónica Finanzas de México, S.A. de C.V. issued 6,500 million Mexican pesos (517 million euros) in 7-year peso bonds (certificados bursátiles) on February 10, 2006.

—	In July 2003, Telefónica Móviles together with T-Mobile International, Telecom Italia Mobile (TIM) and Orange signed an agreement to form a strategic alliance which it subsequently named Freemove. Within the context of the acquisition by Telefónica, S.A. of British telecommunications operator (O2), the European Commission ordered Telefónica Móviles to withdraw from the Freemove alliance in an orderly fashion. Telefónica Móviles, S.A.’s Standing Committee approved the withdrawal of Telefónica Móviles, S.A. from the aforementioned alliance in its session on January 10, 2006.

—	As part of the restructuring process at the Telefónica Móviles Group in Argentina, on January 2, 2006, Telefónica Móviles, S.A. transferred 98% of its stake in Telefónica Móviles Inversora S.A. (company controlling 100% of B.A. Celular Inversora S.A.) to Telefónica Móviles Argentina, S.A. As consideration for the share contribution, Telefónica Móviles Argentina, S.A assumed a 343,726 thousand euro debt with Telefónica Móviles, S.A which was capitalized on January 3, 2006.

Telefónica Móviles, S.A.

20. Differences between International Financial Reporting Standards and United States of America Generally Accepted Accounting Principles and other required disclosures

As of 1 January 2004, Telefónica Móviles’ Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS), which vary in certain respects from accounting principles generally accepted in the United States of America (U.S. GAAP). The tables below give the effect that application of U.S. GAAP would have on net income and shareholders’ equity as reported under IFRS. Pursuant to current European Union law, Telefónica Móviles has applied the International Financial Reporting Standards endorsed by the EU in preparing its Consolidated Financial Statements. Our consolidated financial statements as of December 31, 2005 and 2004 would not present any difference had the standards issued by the International Accounting Standards Board (IASB) been applied instead of those endorsed by the EU.

IFRS 1 First-time Adoption of International Financial Reporting Standards provides first-time adopters of IFRS with a number of exemptions and exceptions from full retrospective application, some of which are applicable to Telefónica Móviles (see Note 2.c). Had IFRS been applied fully retrospectively, net income and shareholders’ equity under IFRS shown in the table below would have been different and the reconciling items to U.S. GAAP shown below would also have been different.

Reconciliation of Net Income and Shareholders’ Equity to Generally Accepted Accounting Principles in the United States of America from International Financial Reporting Standards

The following table (“Reconciliation Table”) sets forth the most significant adjustments to consolidated net income and shareholders’ equity that would have been required had U.S. GAAP been applied instead of IFRS:

	Thousands of Euros
	12/31/2005	12/31/2004
Shareholders’ equity under IFRS	6,246,455	3,820,056
Additions (deductions) for U.S. GAAP purposes:
Minority interests (Note 20.1)	(500,403)	(276,603)
Capitalized interest costs (Note 20.2)	24,627	10,767
Development costs (Note 20.3)	(160)	(786)
Amortization method of licenses (Note 20.5)	—	9,198
Business combinations, goodwill and other intangible assets (Note 20.6)	1,026,121	862,166
U.S. GAAP adjustments related to Brasilcel (Note 20.7)	619,670	487,284
Effect of Inflation upon adoption of IFRS (Note 20.8)	(92,119)	(82,061)
Tax effect of the above adjustments	4,115	6,333
Effect of minority interests on the above adjustments	260	413

Total additions	1,082,111	1,016,711

Shareholders’ equity under U.S. GAAP*	7,328,566	4,836,767

(*)	Shareholders’ equity under U.S. GAAP as of 1/1/2004 has been restated as a consequence of the elimination of the effect of the inflation (see below the reconciliation of shareholders’ equity under U.S. GAAP as previously reported and shareholders’ equity as restated).

Telefónica Móviles, S.A.

	Thousands of Euros
	12/31/05	12/31/04
Profit for the year under IFRS	1,883,667	1,676,441
Additions (deductions) for U.S. GAAP purposes:
Minority interests (Note 20.1)	35,241	15,242
Capitalized interest costs (Note 20.2)	9,943	(2,802)
Development costs (Note 20.3)	626	(723)
Amortization method of licenses (Note 20.5)	—	26,489
Business combinations, goodwill and other intangible assets (Note 20.6)	(18,665)	1,104
U.S. GAAP adjustments related to Brasilcel (Note 20.7)	32,222	41,370
Effect of Inflation upon adoption of IFRS (Note 20.8)	6,728	5,566
Tax effect on the above adjustments	1,791	(1,327)
Recognition of tax credits in period initially awarded (Note 20.9)	—	(145,809)
Effect of minority interests on the above adjustments	(34)	828

Net income under U.S. GAAP, before cumulative effect of change in accounting principle	1,951,519	1,616,379

Cumulative effect of change in accounting principle: - Revenue recognition—EITF 00-21(Note 20.4), net of tax and minority interests	—	(49,052)
- Change in amortization method of licenses (Notes 20.5), net of tax and minority interests	(50,200)	—

Net income under U.S. GAAP*	1,901,319	1,567,327

(*)	Net income under U.S. GAAP for the year ended 12/31/2004 has been restated as a consequence of the elimination of the effect of the inflation (see below the reconciliation of net income under U.S. GAAP as previously reported and net income as restated).

Additionally, movements in “Shareholders’ equity” under U.S. GAAP for the years ended December 31, 2004 and 2005 are as follows:

	Thousands of Euros
	2005	2004
Shareholders’ equity beginning balance under U.S. GAAP	4,836,767	4,571,652
Variations:
Net income for the year as restated	1,901,319	1,567,327
Goodwill transactions under common control (Note 20.6.d)	—	(187,573)
Dividends	(835,797)	(795,955)
OCI adjustments net of taxes and minority interests	(8,548)	(18,056)
Other	—	129
Translation differences	1,434,825	(300,757)

Shareholders’ equity ending balance under U.S. GAAP	7,328,566	4,836,767

Shareholders’ rights and all dividend distributions are based on the financial statements as reported by Telefónica Móviles, S.A for local Spanish statutory purposes.

Telefónica Móviles, S.A.

The reconciliations of previously reported net income and shareholders’ equity under U.S. GAAP and net income and shareholders’ equity under U.S. GAAP have been restated for the effect of eliminating price-level adjustment for inflation are as follows:

	Thousands of Euros
	Shareholders’ equity 12/31/2004	Net Income 12/31/2004
U.S. GAAP as previously reported	5,001,850	1,621,681
Effect of inflation	(186,346)	(54,013)
Tax effect	21,263	(341)

Net effect	(165,083)	(54,354)

U.S. GAAP as restated	4,836,767	1,567,327

Earnings per share before restatement	—	0,376
Earnings per share after restatement	—	0,364

Under Spanish GAAP, our former primary GAAP, the restatement for inflation recorded in the foreign consolidated companies was permitted if the restatement was required locally. US GAAP only allows these adjustments if the company is operating in a hyperinflationary economy, however until December 2004 the Company applied the SEC accommodation that allows foreign registrants not to eliminate price- level accounting. This provision applies to all issuers who adjust price- level even if the currency of the primary economic environment is not hyperinflationary as defined under U.S. GAAP.

Upon adoption of IFRS, it has been concluded that the indicators set in IAS 29 “Financial Reporting in Hyperinflationary Economies”, are not met and therefore the economies of our foreign subsidiaries cannot be considered as highly inflationary under IFRS (see Note 2.c) and as IFRS does not allow inflation accounting unless the company operates in a hyperinflationary economy. Therefore, the Company is no longer allowed to utilize the above SEC accommodation. Therefore, previously reported net income and shareholders’ equity under U.S. GAAP have been restated, in order to eliminate the effects of this exemption provided by IFRS and not permitted under U.S. GAAP.

The differences between IFRS and U.S. GAAP as indicated in the tables above are explained in the following paragraphs, including related disclosures required under U.S. GAAP.

1) Minority interests

Under U.S. GAAP, shareholder’s equity and net income is made up only of the equity portion attributed to equity holders of the Parent.

However, under IFRSs equity and net income includes the equity and net income corresponding to the shareholders of both the Parent and the minority interests. Therefore, an adjustment to reconcile to U.S. GAAP is recorded in order to exclude the minority interests portion of shareholder’s equity and net income.

2) Capitalized interest costs

Under the allowed alternative treatment in accordance with IFRS, borrowing costs that are directly attributable to the acquisition or construction of qualifying assets are capitalized. For our reporting purposes, qualifying assets are those assets that necessarily require at least 18 months to get prepared for their intended use or sale. The Group did not capitalize any financial costs in 2004 or 2005 under IFRS.

Under U.S. GAAP (SFAS 34, “Capitalization of interest”), interest costs incurred during periods in which an asset is under construction prior to in use, sale or lease, are capitalized, regardless of the length of its construction period, and are amortized over the expected life of such assets. The amount of capitalized interest related to Brasilcel, N.V. is included in the reconciliation table under the line item “U.S. GAAP adjustments related to Brasilcel”.

Telefónica Móviles, S.A.

3) Development costs

Under IFRS the costs incurred during the development phase are capitalized when the technical and economic feasibility of a project can be demonstrated, and further prescribed conditions are satisfied. Such costs are amortized on a straight-line basis over the estimated useful life of the internally generated intangible asset. If the required criteria are not met, development costs are expensed as incurred.

Under U.S. GAAP, with the exception of some software development costs, all development costs must be expensed as incurred in accordance with SFAS 2, “Accounting for research and development costs”.

4) Recognition of revenues and expenses

Under U.S. GAAP, the application of EITF 00-21 was accounted for as a cumulative effect of change in accounting principle. Therefore, the cumulative effect of this change as of January 1, 2004, amounting to €49 million, was recorded in the 2004 income statement. However, under IFRS, in accordance with IFRS 1 First-time adoption of International Financial Reporting Standards, the mentioned effect was accounted for in equity as of January 1, 2004. As a consequence, there is an adjustment between U.S. GAAP and IFRS in net income for the year ended 2004, whereas shareholders’ equity as of December 2004 is the same both under IFRS and under U.S. GAAP.

The Group enters into contracts with customers to provide a variety of wireless communication services. The minimum contractual period is generally one year for substantially all of the Group’s wireless contracts. Generally, the customer is charged the following fees under these contracts:

a)	A nominal fee for the initial connection of the wireless service and a nominal charge for the handset. This charge is often less than the cost of the handset itself.

b)	A monthly fee for use of the Group’s wireless networks.

c)	Service fees consisting of an initial fee for establishing the call plus fees based on the airtime used by the caller, the destination of the call and the service provided.

d)	An additional monthly fee or fee based on usage of airtime for added value services, such as short messages services and data services as incurred.

The Group recognizes revenues related to the monthly network fees in the month in which the wireless service is provided to the customer. The Group recognizes interconnection fees arising from wireless to fixed calls and fees from other services utilized by the customers in the period in which the related calls are completed. The Group charges roaming per minute fees to other wireless companies for the use of its network by their customers.

Some arrangements entered into by the Group include offers to customers for free or discounted products or services that will be delivered at a future date if the customer completes a specified cumulative level of revenue transactions. These arrangements are considered by the Group in the same way under both IFRS and U.S. GAAP, and are subject to the appropriate provisions when entered into.

Our revenue and expense recognition policies for U.S. GAAP reporting purposes changed as from January 1, 2004, when we adopted the provisions of the Emerging Issues Task Force Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables” (EITF 00-21).

Accounting for revenues and expenses under US GAAP until December 31, 2003

For U.S. GAAP purposes, until December 31, 2003, in accordance with SEC Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB 101), the Company deferred revenues from obtaining new customers over the expected period that the customers would use the services, as it had historical experience indicating that new customers generally extended their contracts beyond one year. The related cost associated with obtaining new customers was also deferred and amortized over the same period as the related revenues were being recognized. As of December 31, 2003, this represented the only difference with Spanish GAAP (our former primary GAAP), since under Spanish GAAP such costs were expensed as incurred.

Telefónica Móviles, S.A.

Where the customer acquisition costs incurred exceeded the deferred revenues, the excess costs were deferred and amortized over the minimum enforceable contract period, since based on historical experience the Company concluded that it was probable that the revenues less any direct costs, that is, the net margin, relating to the total telecommunications service arrangements would exceed the costs deferred during the minimum enforceable contract term.

The minimum enforceable contract period is the period in which the customer is required to use our wireless communications services (generally, one year). Should the customer decide to terminate the agreement before the end of such period, the customer is committed to pay any amounts due under the minimum enforceable contractual period. Moreover, amounts paid by customers in advance for services are non-refundable.

The Company determines the expected average term of the subscriber relationship based on its past statistical history as an operator providing wireless services, considering metrics such as the churn rate of subscribers and future projections of such churn rate.

Accounting for revenues and expenses under US GAAP after December 31, 2003

We adopted the provisions of the Emerging Issues Task Force Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables” (EITF 00-21) for multiple-element revenue arrangements as of January 1, 2004.

EITF 00-21 requires that arrangements involving the delivery of bundled products or services be separated into individual component deliverables, each with its own separate earnings process. Revenue relating to the bundled contract is allocated to the different deliverables identified, based on their relative fair values (i.e., the fair value of each individual component deliverables in relation to the total fair value of the bundled deliverables).

Very often handsets are sold to customers in a bundled package. As the handsets and the airtime are price-sensitive and volatile in a competitive marketplace, the determination of fair values in the mobile phone business is quite complex.

Upon customer activation, the arrangement consideration received for such packages is allocated to each unit of accounting based on their relative fair values. As non-refundable, up-front connection fees charged do not meet the criteria of separate units of accounting, the additional arrangement consideration received from such fees is allocated to the other delivered item(s) limited to the amount that is not contingent upon the delivery of additional undelivered items. Any proceeds from connection fees or up-front fees that is not allocated to the delivered handsets is deferred upon connection and recognized as service revenue over the expected customer relationship period.

Change in revenue accounting model and cost deferral under U.S. GAAP upon application of EITF 00-21 as of January 1, 2004

In EITF 00-21 the Task Force agreed not to provide guidance on accounting for direct costs and expenses related to an arrangement with multiple deliverables due to the broad, general nature of the issue.

Upon application of EITF 00-21 the deferral of customer acquisition costs would create a mixed accounting model. That is, in some circumstances the entire amount of costs would be eligible for deferral and, in other circumstances, the amount eligible for deferral would be limited to an insignificant amount or nil. By adopting an accounting policy whereby all of these costs are expensed when incurred, all customer acquisitions costs are accounted for consistently.

For the reasons described below, we believe this accounting treatment is preferable:

We understand that a change from one generally accepted method of accounting (as it was the SAB 101 revenue and cost deferral accounting policy used until December 31, 2003) to another generally accepted method of accounting is preferable when such change eliminates inconsistencies such as those created by a “mixed model” of accounting.

Telefónica Móviles, S.A.

Additionally, when we originally adopted our accounting policy with respect to customer acquisition costs, a significant portion of the Company’s sales had contractually enforceable minimum contract periods. Thus, a significant portion of customer acquisition costs met the criteria for deferral. The SAB 101 adjustment only considered those contracts that met the criteria for deferral. Over the past few years the Company’s mix of business has changed due to growth in Latin American regions and an increase in competition. Sales of prepaid phone cards currently comprise a significant portion of the Company’s sales and the total number of contracts that the Company sells with a contractually enforceable minimum contract period has declined. The Company expects these trends to continue into the foreseeable future. As a result of this change in business, the amount of customer acquisition costs that are eligible for deferral has decreased over the last years and the amount is currently considered to be immaterial.

According to the Company’s accounting policy under IFRS, customer acquisition costs are expensed when incurred. Therefore, the adoption of a similar accounting policy under U.S. GAAP has eliminated one of the reconciling items between IFRS and U.S. GAAP.

5) Amortization method of licenses

Under both our former primary GAAP (Spanish GAAP) and U.S. GAAP the Company amortized its licenses based on the estimated revenues generated in each year over the license period. As explained in Note 2.c “Goodwill and licenses”, upon transition to IFRS, licenses are amortized on a straight-line basis over their useful lives. The accumulated effect of this change as of January 1, 2004, was accounted for in equity in accordance with IFRS 1 First-time adoption of International Financial Reporting Standards (IFRS 1). For U.S. GAAP reporting purposes, the Company has applied this same method of amortization to both new and previously recorded licenses from January 1, 2005. This change in accounting policy has required an adjustment in net income for the cumulative effect of the change, as determined under APB 20. As a consequence, there is a difference between U.S. GAAP and IFRS in net income for the years ended December 31, 2004 and 2005. Additionally there is a difference between U.S. GAAP and IFRS in shareholders’ equity as of December 31, 2004. Shareholders’ equity as of December 31, 2005 is the same under both IFRS and U.S. GAAP.

We consider that the straight-line method of amortization is preferable, due to the following reasons:

1	It is consistent with the amortization method that we are applying under IFRS.

2	Currently almost all the main telecom operators use the straight-line method of amortization for their licenses. We consider that a change from one method of amortization to another is justified as preferable given that the new method is more prevalent in the industry in which we operate.

On a pro-forma basis, assuming the straight-line amortization method had been adopted at the beginning of the first period presented, the effect in the Group’s net income for 2004 under U.S. GAAP would have been €36 million.

6) Business combinations, goodwill and other intangible assets

The main differences between IFRS and U.S. GAAP arise because IFRS 1 First-time adoption of International Financial Reporting Standards grants an exemption to apply IFRS 3 Business Combinations only prospectively and thus not to restate business combinations that occurred before the date of transition to IFRS which is January 1, 2004. This means that the differences that existed between Spanish GAAP and U.S. GAAP in the amount of goodwill as of that date are generally carried forward in the reconciliation from IFRS to U.S. GAAP.

Telefónica Móviles, S.A.

A breakdown of the differences between IFRS and U.S. GAAP arising in relation to goodwill is as follows:

		Thousands of Euros
		Equity
		2005	2004
Amortization of goodwill prior to the IFRS first implementation date	a)	177,387	155,973
Additional goodwill T. Móviles México	b)	900,535	744,369
Additional goodwill Mesotel	c)	49,216	42,266
Goodwill arising transactions involving companies under common control	d)	(101,017)	(80,442)

Total		1,026,121	862,166

a)	Under IFRS, goodwill and certain intangible assets are not amortized on a systematic basis since January 1,2004. Under U.S. GAAP, in accordance with SFAS 142 “Goodwill and other intangible assets”, goodwill and certain intangible assets deemed to have indefinite useful lives are not amortized since January 1, 2002, but are instead subject to periodic impairment testing under a fair value approach. Under Spanish GAAP, goodwill is depreciated on a straight – line basis. As of January 1, 2004, the Spanish GAAP balance of goodwill was considered as deemed cost according to IFRS 1.

This consideration results in a difference in equity under U.S. GAAP corresponding to the 2002 and 2003 amortization of goodwill recorded for Spanish GAAP purposes (former primary GAAP) and maintained under IFRS. In the fourth quarter of 2004 and 2005, impairment tests were performed for all the reporting units as required by SFAS 142. The results of the first step tests indicated that the carrying value of the reporting units and its assigned goodwill under U.S. GAAP did not exceed their estimated fair value. Similarly, IAS 36 Impairment of Assets requires goodwill and intangible assets with indefinite useful lives to be tested for impairment annually by comparing the carrying amount with the recoverable amount, irrespective of whether there is an indication that it may be impaired.

As of December 31, 2004 and 2005, the Company did not record any impairment charge under IFRS or U.S. GAAP.

b)	In June 2001, Telefónica, S.A. acquired a 100% holding in Baja Celular Mexicana, S.A. de C.V., Celular de Telefonía, S.A. de C.V. and Telefonía Celular del Norte, S.A. de C.V. and a 90% holding in Movitel del Noroeste, S.A. de C.V. in exchange of 122,560,575 new Telefónica, S.A.’s ordinary shares of €1 par value each and additional paid-in capital of €4.5 per share, transferring these interests to Telefónica Móviles, S.A. through an exchange of shares on July 5, 2001. Under our former primary GAAP (Spanish GAAP), goodwill of €371,251 thousand was recorded based on the difference between the stated value of the shares issued and the fair value of the net assets acquired. The resulting amount of goodwill has remained unchanged under IFRS, since business combinations that occurred prior to January 1, 2004 have not been restated. For U.S. GAAP purposes, the goodwill should be based on the fair value of the shares issued. This additional consideration would result in additional goodwill, including the effect of translation differences as of each of the years presented under U.S. GAAP.

c)	On July 22, 2002, Telefónica Móviles, S.A. carried out a capital increase, for a total amount (par value plus additional paid-in capital) of €27,658 thousand. Mesotel subscribed and paid in full the 14,557,046 new shares of €0,5 par value each and additional paid-in capital of €1,4 per share, through the contribution of its shares in the following companies: TES Holding, S.A. de C.V., Telca Gestión, S.A. de C.V., TCG Holdings, S.A., Telca Gestión Guatemala, S.A., Paging de Centroamérica, S.A. and Telefónica de Centroamérica, S.L. Under our former primary GAAP (Spanish GAAP), goodwill of €14,184 thousand was recorded based on the difference between the stated value of the shares issued and the fair value of the net assets acquired. The resulting amount of goodwill has remained unchanged under IFRS, since business combinations that occurred prior to January 1, 2004 have not been restated. For U.S. GAAP purposes, the goodwill should be based on the fair value of the shares issued. This additional consideration would result in additional goodwill, including the effect of translation differences as of each of the years presented under U.S. GAAP.

d)

On July 23, 2004, Telefónica Móviles, S.A. acquired from Telefónica CTC Chile, a 44.89% subsidiary of Telefónica, S.A. (which is the parent company of Telefónica Móviles, S.A.), all the shares of Telefónica

Telefónica Móviles, S.A.

Móvil de Chile, S.A., which provides wireless telecommunications services in Chile, for US$ 1,058 million and the assumption of debt amounting to CLP 168,000 million. Since that date, Telefónica Móvil de Chile, S.A. has been fully consolidated in the Móviles Group.

The total acquisition cost for Telefónica Móviles under IFRS, amounted to €870 million. The acquisition cost considered under U.S. GAAP amounts to €865.7 million. The difference amounting to €4.3 thousand is due to specific derivative transactions that were entered into in order to hedge the forecasted acquisition, which have not been considered as part of the acquisition cost under U.S. GAAP.

Telefónica CTC Chile was operated as an indirect subsidiary of Telefónica, S.A., and it was fully consolidated by Telefónica S.A because the required conditions of control exist for such accounting treatment under both IFRS and U.S. GAAP.

Under IFRS, this acquisition has been recorded by Telefónica Móviles Group as if control had been totally acquired from third parties in 2004.

Under US GAAP, when accounting for a transfer of assets or exchange of shares between entities under common control, Telefónica Móviles, S.A., which is the entity that receives the net assets or the equity interests, has initially recognized the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer. The purchase method of accounting has been applied for the transfer or exchange of the noncontrolling equity interests in the subsidiary.

Telefónica Móviles, S.A accounts for similar assets and liabilities using similar accounting methods and therefore it has not been necessary to adjust the carrying values of the assets and liabilities transferred.

The financial statements of Telefónica Móviles, S.A under U.S. GAAP report results of operations for the period in which the transfer occurs as though the transfer of net assets or exchange of equity interests had occurred at the beginning of the period. Results of operations for 2004 under U.S. GAAP, thus comprise those of the previously separate entities combined from the beginning of the period to the date the transfer is completed and those of the combined operations from that date to the end of the period. The increase in net income for the year ended December 31, 2004 due to the consideration under U.S. GAAP of this transaction as involving entities under common control, net of taxes and minority interests, has been considered in the reconciliation, including the effect of translation differences, as of each of the years presented under U.S. GAAP. The effects of intercompany transactions on current assets, current liabilities, revenue, and cost of sales for periods presented have been eliminated, as well as such effects on retained earnings at the beginning of the periods presented.

Similarly, under U.S. GAAP, Telefónica Móviles presents the statement of shareholders’ equity as of the beginning of the year 2004 as though the assets and liabilities had been transferred at that date.

Under U.S. GAAP, the allocation performed in 2004 from this purchase was as follows:

Millions of Euros
Current assets	123.3
Property, plant and equipment	391.0
Intangible assets	135.6
Other long-lived assets	8.6
Goodwill	401.2
Total assets acquired	1,059.7
Current liabilities	160.5
Deferred tax liability	63.0
Long-term debt and other	158.1
Total liabilities assumed	381.6

Total net assets acquired	678.1

Under the accounting treatment required by U.S. GAAP, the amount paid to Telefónica Group companies in excess of the carrying value at the date of the acquisition is deducted from net equity, as it is considered a capital distribution. This amount is calculated by deducting the total net assets acquired amounting to

Telefónica Móviles, S.A.

€678.1 million, as shown above, to the total acquisition cost which amounted to €865.7 million for U.S. GAAP purposes, considering the effect of translation differences as of each of the years presented under U.S. GAAP.

The following information presents a summary of the revenues, minority interests and net income from Telefónica Móviles consolidated and from Telefónica Móvil de Chile, S.A. in year 2004.

	Millions of Euros
	Móviles Group consolidated from January 1, 2004 to July 31, 2004	Telefónica Móvil Chile from January 1, 2004 to July 31, 2004	Móviles Group consolidated from August 1, 2004 to December 31, 2004	Móviles Group combined from January 1, 2004 to December 31, 2004 (*)
Revenues	6,422	229	5,530	12,181
Minority interests	(5)	7	20	22
Net income	1,122	(5)	570	1,687

(*)	This column reflects the revenues, minority interests and net income as though the transfer of net asset had occurred at the beginning of the period. These amounts, thus, comprise those of the previously separate entities combined from the beginning of the period to the date the transfer is completed and those of the combined operations from that date to the end of the period.

The Basic EPS (Euros) if the transfer of net assets had occurred on January 1, 2004 would have been €0.39. The effect in the cash flows would have been insignificant.

e)	On March 5, 2004, Telefónica Móviles, S.A. reached an agreement with BellSouth Corporation (“BellSouth”) for the acquisition of all the holdings owned by Bellsouth in Argentina, Chile, Peru, Venezuela, Colombia, Ecuador, Uruguay, Guatemala, Nicaragua and Panama, making it the only cellular operator in all the key Latin American markets.

The effective transfer of the shares of these companies was conditional upon the obtainment of the required regulatory authorizations in each country and on the acceptance of the offers by the minority stockholders. The shares were effectively transferred in the last quarter of 2004. BellSouth’s holdings in Ecuador, Guatemala and Panama were transferred on October 14, 2004, and the holdings in Colombia, Nicaragua, Peru, Uruguay and Venezuela were transferred on October 28, 2004. Lastly, the holdings in Chile and Argentina were transferred on January 7 and 11, 2005.

As indicated in Note 2.b to the financial statements, the consolidated statements of income include the revenues and expenses of the companies from the date on which the related holding was acquired or the company was formed through year-end. Therefore, the revenues relating to the companies acquired from BellSouth on October, 2004 relate to two months of operations.

There are no Research and Development assets acquired in these companies. There are no contingent considerations in connection with the mentioned acquisitions.

The value assigned to each transaction and the acquisition cost for Telefónica Móviles under IFRS is described in Note 2.d. and are the same under US GAAP.

As of December 2004, the cost allocation was made on the basis of the preliminary conclusions drawn from the related valuation performed by independent appraisers. However, once the process of allocating the acquisition price to all the assets and liabilities of the companies acquired was completed at the end of 2005, the amounts of the goodwill recorded was modified in the form of reclassifications to other balance sheet captions. Such reclassifications are not material.

7) U.S. GAAP adjustments related to Brasilcel

On December 27, 2002, Telefónica Móviles, S.A. and PT Móveis Serviços de Telecomunicaçoes, SGPS, S.A. (PT Móveis) formed the joint venture Brasilcel, N.V. 50% owned by each company, through the contribution of all the shares directly or indirectly held by the two groups in the wireless communications companies in Brazil. As such, under IFRS Telefónica Móviles, S.A. accounts for its investment in Brasilcel, N.V.

Telefónica Móviles, S.A.

using the proportional integration method from the date mentioned above. For U.S. GAAP purposes, Brasilcel, N.V. would be accounted for under the equity method from such date. In addition, for 2005 and 2004, this reconciliation item includes the U.S. GAAP adjustments to shareholders’ equity of the investment that would be accounted for under the equity method of accounting.

The fair value of the contribution to Brasilcel, N.V. of the wireless assets owned by Telefónica Móviles, S.A. was €1,898 million. Its balance sheet was proportionally consolidated in the consolidated financial statements and the results for the whole year of the Brazilian companies contributed by Telefónica Móviles were recorded in the consolidated statement of operations when this transfer was made (on December 27, 2002). Under U.S. GAAP, Telefónica Móviles, S.A. should consolidate these companies under equity method. According to EITF Issue 01-02 Interpretation of APB Opinion Nº 29, the exchange of a consolidated business for an interest in a joint venture, should not result in the recognition of a gain, absent the receipt of cash or near cash consideration. As a consequence, Brasilcel, N.V. has been considered at the historical cost of the consolidated business in Brazil both for IFRS and U.S. GAAP purposes.

The main impacts in shareholders’ equity as of December 31, 2005 and 2004, and in net income reconciliation as of December 31, 2005 and 2004, under U.S. GAAP are as follows:

		Thousands of Euros
		2005	2004
Capitalized interest costs	Note 20.2	33,348	14,574
Business combinations, goodwill and other intangible assets	See below	608,262	440,670
Amortization method of licenses	Note 20.5	—	67,001
Others		5,919	3,923
Tax effect on the above adjustments		(13,351)	(18,483)
Effect of minority interests on the above adjustments		(14,508)	(20,401)

Total effect in equity		619,670	487,284

Capitalized interest costs	Note 20.2	13,611	4,428

Business Combinations, goodwill and other intangible assets	See below	25,185	19,769
Amortization method of licenses	Note 20.5	—	28,238
Others		719	1,372
Tax effect on the above adjustments		(4,872)	(11,403)
Effect of minority interests on the above adjustments		(2,421)	(1,034)

Impacts in net income before cumulative effect of change in accounting principle		32,222	41,370

Concerning business combinations, as explained above, differences between IFRS and U.S. GAAP arise principally because of the exemption granted by IFRS 1 First-time adoption of International Financial Reporting Standards not to apply IFRS 3 Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS, which is January 1, 2004. This means that the amount of goodwill recorded under Spanish GAAP as at January 1, 2004 is carried forward under IFRS.

The main effects considered in the adjustment for business combinations are the following:

1)	On July 6, 2000, the Group acquired a 68.41% interest in Tele Sudeste Celular Participações, S.A. Under our former primary GAAP (Spanish GAAP), the goodwill that arose in this transaction was recorded based on the difference between the stated value of the shares issued and the fair value of the net assets acquired. Under U.S. GAAP, the goodwill resulting from this transaction would be based on the fair value of the shares issued. This additional consideration would result in additional goodwill for U.S. GAAP purposes.

2)	In December 2001, a goodwill impairment analysis was performed on the Company’s recorded goodwill. Based on this analysis, the Company determined that the goodwill related to Tele Sudeste Celular Participaçoes, S.A. was impaired, and thus reduced the amount of goodwill recorded for U.S. GAAP purposes. This impairment charge was not necessary under IFRS because this additional goodwill impaired was not recognized in our primary GAAP financial statements (Spanish GAAP).

Telefónica Móviles, S.A.

8) Effect in inflation upon adoption of IFRS

According to IAS 29 Financial reporting in hyperinflationary economies, the financial statements of an entity whose currency is the currency of a hyperinflationary economy shall be restated in terms of the measuring unit current at the balance sheet date. Hyperinflation is deemed to exist when certain indicators are present. For the purposes of our former primary GAAP (Spanish GAAP), price-level adjustments were accepted if the subsidiary operated in a country where the price-level adjustment was mandatory.

As described in Note 2, the Company has used the exemption provided by IFRS 1 First-time Adoption of International Financial Reporting Standards, and has not removed the cumulative effect of inflation recorded prior to first application of IFRS, relating to items of property, plant and equipment and intangible assets. Therefore, the previous GAAP restated amounts have been used as deemed cost of property, plant and equipment and intangible assets as of the transition date. After the adoption of IFRS our foreign subsidiaries’ financial statements are no longer restated to include price-level adjustments. Under U.S. GAAP price-level adjustments are not permitted. The amounts shown in the reconciliation tables above include a difference in shareholders’ equity to eliminate the cumulative effect of inflation that has not been removed upon adoption of IFRS (inflation as at January 1, 2004 related to non-current assets), and an increase in net income for the year, resulting from the recalculation of the period depreciation on a historical cost basis.

In prior years’ Form 20-F the effect of inflation included in the primary financial statements prepared in accordance with Spanish GAAP was not considered in the reconciliation of shareholders’ equity and net income from Spanish GAAP to U.S. GAAP, as permitted by Item 17 (c)(2)(iv)(A).

9) Recognition of tax credits in period initially awarded and corporate income taxes

Under IFRS a deferred tax asset is recognised for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized, unless the deferred tax asset arises from the initial recognition of an asset or liability in a transaction that: (a) is not a business combination; and (b) at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss). In addition under IFRS deferred tax asset and liabilities are considered to be non-current. We consider that the effect of the classification of tax assets and liabilities that would be considered as current under U.S. GAAP is not significant for the years presented.

Under U.S. GAAP an enterprise shall recognize all deferred tax liability or asset for all temporary differences and operating loss and tax credit carryforwards, independently if at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss), except for any temporary differences that arises from initial recognition of goodwill. Any recognized deferred tax assets should be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. In addition, U.S. GAAP requires classification of deferred tax liabilities and assets as current or non-current based on the classification for financial reporting of the related non-tax asset or liability.

Except for the income tax effects of U.S. GAAP adjustments which are recorded in our reconciliations to U.S. GAAP, when applicable, and the balance sheet classification difference as disclosed below as of December 31, 2005 and 2004 we have not identified any significant difference from the application of IFRS and U.S. GAAP for tax matters.

	Thousands of Euros
	12/31/2004		12/31/2005
	Tax Asset	Valuation Allowance	Tax Asset	Valuation Allowance
Prior Year Losses and temporary differences	2,096,850	(2,096,850)	2,006,210	(2,006,210)
Deductions (*)	200,609	(200,609)	87,927	(87,927)

Total	2,297,459	(2,297,459)	2,094,139	(2,094,139)

(*)

In July 15, 2004 there has been a European Court Decision that indicated that Spanish tax credits for export activities could be viewed as an illegal state government aid, which could restrict its future utilization. In

Telefónica Móviles, S.A.

addition, the European Community has asked Spain for additional information regarding such credits in order to reach a definitive conclusion of its usage. Therefore, given such evidence and indications, the Company has decided to record a valuation allowance in December 31, 2004 for such tax credits since it considered that it is more likely than not that some portion or all of such credits would not be realized. The difference in net income under U.S. GAAP amounting to €145.8 million corresponds to the valuation allowance performed under U.S. GAAP for the year ended 2004. As a consequence at December 31, 2004 the shareholders equity under both GAAP is the same.

Additional disclosures required under U.S. GAAP

1) Use of estimates in preparation of the consolidated financial statements

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from such estimates.

2) Changes in accounting principles

As indicated in Notes 21.4 and 21.5 of our Form 20-F for the fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on June 23, 2005, Telefónica Móviles, S.A. adopted effective on January 1, 2004 the EITF 00-21, which supposes a change in accounting policy related with revenue recognition. As described in Note 2.c, under IFRS, the effect was accounted for by adjusting retained earnings recognized in equity in accordance with IFRS 1 First-Time Adoption of International Financial Reporting Standards.

As indicated in Note 20.5, Telefónica Móviles, S.A. adopted effective for US GAAP purposes on January 1, 2005 a change in the amortization method for its licenses, which involves a change in accounting principles. In accordance with U.S. GAAP (APB 20, Accounting changes) a change in the amortization method for previously recorded assets is a change in accounting principle, whereby the cumulative effect of the change is reflected in the current year’s income statement (€50,200 thousands, net of tax and minority interests).

The earnings per share (basic and diluted) computed on the change in the accounting principles are as follows:

	Thousands of Euros
	12/31/2005	12/31/2004
Basic:
Earnings per share before cumulative change in accounting principles	0.453	0.375
Cumulative effect of a change in accounting principle, net of tax and minority interests (amortization method of licenses)	(50,200)	—
Total effect of a change in accounting principles in revenue recognition, net of tax and minority interest	—	(49,052)

Earnings per share
Earnings per share after cumulative change in accounting principles	0.441	0.364
Weighted average number of common shares used in calculation (in thousands)	4,309,480	4,309,105

Diluted:
Earnings per share before cumulative change in accounting principles	0.453	0.375
Effect of cumulative change in accounting principle, net of tax and minority interests (amortization method of licenses)	(50,200)	—
Effect of cumulative change in accounting principle, net of tax and minority interests (EITF 00-21)	—	(49,052)

Earnings per share
Earnings per share after cumulative change in accounting principles	0.441	0.364
Weighted average number of common shares used in calculation (in thousands)	4,310,611	4,310,131

Telefónica Móviles, S.A.

3) Stock option plan

IFRS 2, Share-based Payment, was applied to share option schemes for employees granted on or after 7 November 2002, so that for the years ended December 31, 2004, and December 31, 2005, no compensation expense has been recorded under IFRS.

Under U.S. GAAP, the Company accounts for stock-based awards to employees using the intrinsic value method in accordance with APB 25, Accounting for Stock Issued to Employees. Compensation cost for stock options granted to employees is measured as the excess of the quoted market price of the Company’s stock on the measurement date over the amount an employee must pay to acquire the stock (the “intrinsic value”), and is recognized over the vesting period. As this stock option plan permits at the option of the holder either exercise for cash or in shares, according to U.S. GAAP, the stock option plan currently in place should be accounted for as a variable plan. On December 31, 2004 the closing market share price was €9.26 and on December 31, 2005 the closing market share price was Euro €8,87. There are three tranches of Options: tranche A, with an exercise price of €11; tranche B, with an exercise price of €16.5 and tranche C, with an exercise price €7.235. Each beneficiary of the Program will receive an equal number of tranche A and tranche B options and a number of tranche C options equal to the sum of the tranche A and tranche B options received. For the tranche C options (in the money at the end of 2004 and 2005), the charge in net income for the years ended 2004 and 2005 would not have been significant nor would have been the effect in the basic earnings per share ratio for such periods.

Had compensation expense for options granted under the stock option plan currently in place been determined based on fair value at each of the period closing dates in accordance with SFAS No. 123, the Company’s charge would not have been significant in net income for the years ended December 31, 2004 and 2005 or in the basic earnings per share ratio for such periods. Additionally, the weighted-average grant-date fair value of options granted during the year has been less than the market price of the stock on the grant date. The fair value of each option granted was estimated using the Black-Scholes option pricing model, for each option with the same vesting period, using the following average assumptions: December 31, 2004: risk-free interest rate of 2.27%; expected dividend yield of 2.07 percent; and assumed volatility of 17.75%, December 31, 2005 risk-free interest rate of 2.56%; expected dividend yield of 2.31 percent; and assumed volatility of 23.19%

The status of the Company’s stock option plan as of December 31, 2005 and 2004 are explained in Note 18.

4) Consolidation method

For IFRS purposes, the financial statements of Brasilcel, N.V. and its dependent companies have been consolidated under the proportional integration method in 2004 and 2005. However, according to U.S. GAAP, Telefónica Móviles, S.A. should account for these investments under the equity method.

Telefónica Móviles, S.A.

The following summarizes the effect on the balance sheet at December 31, 2005 and 2004, and on the statements of operations and cash flows for the years ended December 31, 2005 and 2004, of reversing the proportional consolidation of these investments and accounting for them under the equity method in accordance with U.S. GAAP:

	Thousands of Euros	Thousands of Euros
	12/31/2005	12/31/2004
Condensed balance sheets
Intangible assets	(1,379,838)	(1,036,661)
Property, plant and equipment	(1,202,129)	(890,653)
Investments in associated companies	2,036,522	1,644,754
Other financial investments	(866,326)	(706,994)
Current assets	(1,242,021)	(948,358)

Total Assets	(2,653,792)	(1,937,912)

Minority interests	(492,637)	(279,370)
Long-term liabilities	(1,028,986)	(502,095)
Current liabilities	(1,132,169)	(1,156,447)

Total Liabilities	(2,653,792)	(1,937,912)

	Thousands of Euros
	12/31/2005	12/31/2004
Statement of income
Net revenues from operations	(1,889,350)	(1,502,324)
Other revenues	(65,918)	(48,507)
Operating Expenses:	1,857,984	1,353,167
Services and goods purchased	554,433	482,144
External services and local taxes	606,210	423,002
Personnel expenses	113,424	90,312
Other operating expenses	184,702	64,325
Depreciation and amortization	399,215	293,384

	(97,284)	(197,664)
Income of associates accounted under equity method	(89,392)	(22,828)
Financial expense	329,604	272,526
Financial income	(178,331)	(145,521)

Profit before tax	(35,403)	(93,487)
Corporate income tax	36,612	50,383

Income before minority interests	1,209	(43,104)
Share attributable to minority interests	(1,209)	43,104

Income	—	—

	Thousands of Euros
	12/31/2005	12/31/2004
Condensed statements of cash flow
Net cash provided by operating activities	(247,695)	(144,054)
Net cash used in investing activities	301,272	435,652
Net cash used in financing activities	(368,856)	(303,385)

Net change in cash and cash equivalents	(315,279)	(11,787)

Cash and cash equivalents at beginning of year	(27,541)	(15,754)

Cash and cash equivalents at year-end	(342,820)	(27,541)

During 2004 and 2005 no dividend has been distributed by Brasilcel.

Telefónica Móviles, S.A.

5) Disclosure about fair value of financial instruments

SFAS No. 107, Disclosure about Fair Value of Financial Instruments, requires the disclosure of estimated fair value of the Group’s financial instruments at December 31, 2005 and 2004. The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate such fair value:

a)	Cash and short-term financial investments

The fair value of these investments is estimated based on listed market prices for those or similar investments. The carrying value of these investments approximates fair value because of the short maturity of those instruments.

b)	Long-term financial investments

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

c)	Current assets

The carrying value for most of the current assets approximates fair value because of the relatively short period of time between the origination of the instruments and their expected realization.

d)	Short-term payables

The carrying value for most of the short-term payables approximates fair value because of the relatively short period of time between the origination of the instruments and their expected settlement.

e)	Payable to credit entities and Telefónica Group companies

The fair value of long-term debts was estimated based on the discounted value of future cash flows expected to be paid, using discount rates that reflect the relative risks involved.

f)	Derivatives

Swap agreements: the fair value is the estimated amount that the Company would receive or pay to terminate the swap agreements at the reporting date.

Where no comparison of book versus fair value is presented for a financial asset or liability line item in the schedule below, no significant difference in values is believed to exist.

	Thousands of Euros
	Balance at 12/31/2005		Balance at 12/31/2004
	Carrying Value	Fair Value	Carrying Value	Fair Value
Liabilities:
Short-term payables	10,318,221	10,347,130	7,992,555	7,994,488
Security issues	420,610	430,656	59,431	59,431
Other payables	211,696	211,696	271,253	279,399
Payable to banks and other financial institutions	339,605	345,966	235,710	247,496
Payable to Telefónica Group companies	6,455,667	6,593,963	7,837,452	8,314,200

Derivative financial instruments:
Foreign currency swaps, options and forwards	(271,152)	(271,152)	(209,080)	(209,080)
Interest rate swaps	(788)	(788)	(3,043)	(3,043)
Others	12,020	12,020	(11,419)	(11,419)

Telefónica Móviles, S.A.

6) Comprehensive income

SFAS No. 130 defines comprehensive income as a measure of all changes in equity during a period that result from transactions and other economic events other than transactions with owners. The following represents the statement of comprehensive income prepared under U.S. GAAP (in thousands of euros):

	12/31/2005	12/31/2004
Statement of Comprehensive Income
Net Income under U.S. GAAP	1,901,319	1,567,327

Other Comprehensive Income:
Foreign currency translation differences	1,434,828	(300,757)
Derivatives and hedging activities net of tax	(8,548)	(18,056)

Comprehensive income	3,327,599	1,248,514

The following chart describes changes in accumulated “Other comprehensive income”:

Thousands of Euros Foreign Currency Items
Other Comprehensive Income
Ending balance at December 2003	(3,578,674)
Period change	(318,813)
Ending balance at December 2004	(3,897,487)
Period change	1,426,280
Ending balance at December 2005	(2,471,207)

The following chart describes the accumulated balances of “Other comprehensive income” as of December 31, 2004 and 2005:

	Thousands of Euros Year ended
	12/31/2005	12/31/2004
Components of accumulated other comprehensive Income (Loss)
Foreign currency translation differences	(2,449,592)	(3,884,420)
Derivatives and hedging activities net of tax	(21,615)	(13,067)

Comprehensive income	(2,471,207)	(3,897,487)

7) Earnings per share

The weighted-average shares outstanding for diluted earnings per share are not greater than such shares used in the basic earnings per share calculation since there are no dilutive shares to be issued.

	12/31/2005	12/31/2004
Earnings per share (U.S. GAAP):
Basic	0.441	0.364
Diluted	0.441	0.364

Weight average number of shares used in calculation: (Thousands)
Basic	4,309,480	4,309,105
Diluted	4,310,611	4,310,131

8) Segment data

As explained in the Note 15, the Group is organized and managed by geographic segments. We believe that this criterion is accepted under IFRS and U.S. GAAP, having therefore no differences in the segment reporting disclosure.

Telefónica Móviles, S.A.

9) External services (advertising)

The Company advertises its branded services and products through national and regional media in the countries in which it operates. These advertising costs are expensed as incurred, and are charged against “Other operating expenses”. Advertising expenses for 2004 and 2005 amounted to €768,967 thousand and €1,075,027 thousand, respectively.

10) Amortization of intangible assets

The expected amortization for the next five years for those intangible assets owned by the Group as of December 31, 2005 for the next five years is as follows:

Total Amortization	Millions of Euros
2006	834
2007	670
2008	392
2009	261
2010	261

Total	2,418

11) Financial statement classifications

As it is explained in “Consolidation method” in the “Additional Disclosures Required under U.S. GAAP”, Brasilcel, N.V. and its dependent companies have been consolidated during 2004 and 2005 using the proportional integration method under IFRS. However, under U.S. GAAP, Telefónica Móviles, S.A. should account for these investments under the equity method. This caption summarizes the effect on the balance sheet at December 31, 2004 and 2005, and on the statements of operations and cash flows for the years ended December 31, 2004 and 2005, of reversing the proportional consolidation of these investments and accounting for them under the equity method in accordance with U.S. GAAP.

For U.S. GAAP purposes the liability method of accounting is used for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Under the liability method, deferred taxes are determined based on differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. The recognition criteria for deferred tax assets and liabilities under IFRS do not differ significantly from U.S. GAAP. The amount of deferred tax assets and liabilities are the same both under IFRS and U.S. GAAP, except as explained in Note 20.9.

For U.S. GAAP purposes, valuation allowances are recorded to reduce deferred tax assets, including credits and tax loss carryforwards, when it is more likely than not that a tax benefit will not be realized. The amounts of deferred tax assets and related allowances recorded under U.S. GAAP are explained in Note 20.9. In accordance with IAS 12, Income Taxes, an entity is required to recognize deferred tax assets if it is probable that taxable profit will be available against which the deductible temporary difference can be utilized.

IAS 1, Presentation of financial statements, requires deferred tax assets and liabilities to be classified as non-current assets and non-current liabilities in the balance sheet. Under SFAS 109, Accounting for income taxes, classification is split between current and non-current components based on the classification of the underlying asset and liability. A deferred tax liability or asset that is not related to an asset or liability for financial reporting, including deferred tax assets related to tax loss carryforwards, shall be classified according to the expected reversal date of the temporary difference pursuant to FASB Statement No. 37, Balance sheet classification of deferred income taxes. The valuation allowance for a particular tax jurisdiction is allocated between gross current and non-current deferred tax assets for that tax jurisdiction on a pro rata basis. The deferred tax assets and liabilities classification difference based on underlying current assets are not material.

Telefónica Móviles, S.A.

Under U.S. GAAP SFAS 52, foreign currency translation, and IAS 21 the effects of changes in foreign exchange rates, exchange differences are not recycled from equity to income until sale of substantially complete liquidation of the investment. Telefónica Móviles has elected to reset to zero the accumulated translation differences as of the transition date to IFRS. This reclassification does not have any impact in shareholders’ equity at the date of transition. Consequently, all disposals of investments acquired before January 1, 2004, will generate a different result between U.S. GAAP and IFRS because under U.S. GAAP, the effect of foreign currency translation differences recorded before January 1, 2004 will be considered as part of the net result of the disposal.

12) Financial expense and income

The detail of financial expense is as follows:

	Thousands of Euros
	12/31/2005	12/31/2004
Interest on payables to Telefónica’s Group companies	535,881	328,662
Other interest on payables and loans	335,645	251,153
Exchange losses	759,628	511,662

Total	1,631,154	1,091,477

The detail of financial income is as follows:

	Thousands of Euros
	12/31/2005	12/31/2004
Revenues from securities and loans	286,948	173,813
Exchange gains	885,127	435,793

Total	1,172,075	609,606

13) New accounting standards

Statements of Financial Accounting Standards No. 123 (Revised 2004): Share-Based Payment

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Shared Based Payments (SFAS 123R). This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award—the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date, December 15, 2005, and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005 and therefore we will apply this standard for U.S. GAAP purposes in our the fiscal year beginning January 1, 2006. The Company does not anticipate that adoption of this Standard will have a material effect on its financial position, results of operations, or cash flows.

SAB No. 107: Shared Based Payment

On March 29, 2005, the SEC released a Staff Accounting Bulletin (SAB) relating to the FASB accounting standard for stock options and other share-based payments. The interpretations in SAB No. 107, “Share-Based Payment,” (SAB 107) express views of the SEC Staff regarding the application of SFAS No. 123 (revised 2004), “Share-Based Payment” (Statement 123R). Among other things, SAB 107 provides interpretive guidance related to the interaction between Statement 123R and certain SEC rules and regulations, as well as provides the Staff’s views regarding the valuation of share-based payment arrangements for public companies. The Company does not anticipate that adoption of SAB 107 will have any effect on its financial position, results of operations or cash flows.

Telefónica Móviles, S.A.

Statements of Financial Accounting Standards No. 151: Inventory Costs—An Amendment of ARB No. 43, Chapter 4

On November 24, 2004, the FASB issued SFAS No. 151, “Inventory Cost, a revision of ARB No. 43, Chapter 4”. The amendments to SFAS No. 151 aim to improve financial information, stating that the expenses of inactive facilities, transportation costs, manipulation costs and scrap material costs should be recorded in the statement of operation as expenses of the period. The application of fixed cost to inventories should be based on the normal capacity of the production facilities. SFAS No. 151 will be applicable to valuation of Inventories for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after the date this Statement is issued. The Company does not anticipate that the adoption of SFAS No. 151 will have a material impact on its financial position, cash flows or results of operations.

Statements of Financial Accounting Standards No. 153: Exchanges of Non-monetary Assets—An Amendment of APB Opinion No. 29

On December 16, 2004, the FASB issued SFAS N0.153, “Exchanges of Non-monetary Assets—an amendment of APB Opinion No. 29”, which amends Accounting Principles Board Opinion No. 29 “Accounting for Nonmonetary Transactions”. This amendment is based on the idea that exchange transactions should be valued in accordance with the value of the exchanged assets. The exception made for similar non-monetary productive assets is eliminated and substituted by a more extensive exception related to non-monetary assets with a non-commercial consideration. APB No. 29 stated that the exchange transaction of a productive asset for a similar one should be recorded at the book value of the exchanged asset.

SAS No. 153 will be applicable for non-monetary asset exchange transactions occurring in fiscal periods beginning after June 15, 2005. The Company does not anticipate that the adoption of SFAS No. 153 will have a material impact on its financial position, cash flows or results of operations.

Statements of Financial Accounting Standards No. 154: Accounting Changes and Error Corrections —a replacement of APB Opinion No. 20 and FASB Statement No. 3

On May, 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3”. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change.

SFAS No. 154 shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date the Statement is issued. The Company does not anticipate that the adoption of SFAS No. 154 will have a material impact on its financial position, cash flows or results of operations.

Statement of Financial Accounting Standards No. 155 Accounting for Certain Hybrid Financial Instruments an amendment of FASB Statements No. 133 and 140

On February 2006 the FASB issued this Statement that amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.”

This Statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial

Telefónica Móviles, S.A.

instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends Statement 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including financial statements for any interim period for that fiscal year. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

Statement of Financial Accounting Standards No. 156 Accounting for Servicing of Financial Assets an amendment of FASB Statement No. 140

On March 2006 the FASB issued this Statement that amends FASB Statements No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities.

The new Statement should be adopted as of the beginning of the first fiscal year that begins after September 15, 2006. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments

On November 2, 2005, the FASB issued Financial Staff Position (“FSP”) FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” which nullifies certain requirements of Emerging Issues Task Force (“EITF”) Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” and supersedes EITF Abstracts Topic No. D-44, “Recognition of Other-Than-Temporary Impairment Upon the Planned Sale of a Security whose Cost Exceeds Fair Value.” The guidance in this FSP will be applied to reporting periods beginning after December 15, 2005. The Company does not expect that the adoption of this guidance will have a material effect on its financial position, results of operations or cash flows.

Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination

At the June 15 and 16 EITF meeting, and further modified at the September 15, 2005 meeting, the EITF discussed Issue 05-6, “Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination,” (“EITF 05-6”), and concluded on the appropriate amortization periods for leasehold improvements either acquired in a business combination or which were not preexisting and were placed in service significantly after, and not contemplated at, the beginning of the lease term. This Issue is effective for leasehold improvements (that are within the scope of this Issue) that are purchased or acquired in reporting periods beginning after June 29, 2005. The Company does not anticipate that the adoption of EITF 05-6 will have a material effect on its financial position, results of operations or cash flows.

Telefónica Móviles, S.A.

In addition, on January 31, 2006, Telefónica Móviles Argentina, S.A approved the measures necessary to carry out the merger by absorption of Telefónica Móviles Inversora S.A. and BA Celular Inversora S.A. into Telefónica Móviles Argentina, S.A. The merger will be effective as from January 1, 2006.

Exhibit I.	Holding			Consolidation	Equity (2) (thousands of euros)
Subsidiaries and their holdings (1)	% Direct	% Indirect	Móviles Group	Method	Capital	Reserves	Profit (loss)	Interim Dividend
Brasilcel, N.V. (NETHERLANDS)	50.00%	—	50.00%	PC	134	5,829,445	20,428	—
Joint Venture and holding Company for wireless communications services Strawinskylaan 3105 - 1077ZX - Amsterdam
Vivo Brasil Comunicação Ltda (BRAZIL)	—	100.00%	50.00%	PC	18	—	(19,040)	—
Holding company Rua da Consolação, 247-6ºandar sala 57-São Paulo-SP
Tagilo Participações, S.A. (BRAZIL)	—	99.99%	50.00%	PC	127,566	6,723	(29)	—
Intellectual and industrial property ownership Rua Martiniano de Carvalho 851, 20 andar, Parte,Bela Vista, São Paulo
Sudestecel Participações, S.A. (BRAZIL)	—	100.00%	50.00%	PC	698,697	(25,905)	(14,552)	—
Holding company Rua Martiniano de Carvalho 851, 20 andar, Parte,Bela Vista, São Paulo
Avista Part. S.L. (BRAZIL)	—	99.99%	50.00%	PC	223,084	(2,750)	(11,961)	—
Holding company Rua da Consolação, 247-6ºandar sala 57- São Paulo-SP
Tele Sudeste Celular Participações,S.A. (BRAZIL)	—	91.02%	45.51%	PC	752,026	269,062	200,603	—
Holding company Prai de Botafogo 501,20 andar, parte bela Vista, São Paulo
Telerj Celular, S.A. (BRAZIL)	—	100.00%	45.51%	PC	602,182	61,384	40,895	—
Wireless operator Praia de Botafogo 501-5º a 8º Andares, Botafogo- Rio de Janeiro
Telest Celular, S.A. (BRAZIL)	—	100.00%	45.51%	PC	130,514	43,985	11,341	—
Wireless operator Avda Nossa Senhora da Penha 275-Praia de Santa Helena, Vitoria-Espíritu Santo
TBS Celular Participações, S.A. (BRAZIL)	1.12%	96.26%	49.25%	PC	211,929	17,886	9,090	—
Holding company Avda.Martiniano de Carvalho 851, 20 andar, parte São Paulo, São Paulo

Telefónica Móviles, S.A.

	Holding			Consolidation	Equity (2) (thousands of euros)
Subsidiaries and their holdings (1)	% Direct	% Indirect	Móviles Group	Method	Capital	Reserves	Profit (loss)	Interim Dividend
Celular CRT Participaçoes, S.A. (BRAZIL)	—	67.44%	33.50%	PC	118,612	285,467	43,396	—
Holding company Rua José Bonifacio, 245, Bon Fim, Porto Alegre - Rio Grande Do Sul
Celular CRT, S.A. (BRAZIL)	—	100.00%	33.50%	PC	206,590	(13,283)	—	—
Wireless operator Rua José Bonifacio, 245, Bon Fim, Porto Alegre - Rio Grande Do Sul
Tele Leste Celular Participações, S.A. (BRAZIL)	—	50.67%	25.33%	PC	130,514	43,985	11,341	—
Holding company Rua Silveria Martins, n 1036, Cabula, Salvador - Bahia
Telebahia Celular, S.A. (BRAZIL)	—	100.00%	25.33%	PC	129,584	(22,312)	(33,458)	—
Wireless operator Rua Silveria Martins, n 1036, Cabula, Salvador - Bahia
Telergipe Celular, S.A. (BRAZIL)	—	100.00%	25.33%	PC	111,119	16,067	(27,502)	—
Wireless operator Avda Francisco Porto 686, 13 de julho-Aracaju, Sergipe
Ptelecom Brasil, S.A. (BRAZIL)	—	99.99%	49.99%	PC	956,470	(550,118)	(8,034)	—
Holding company Rua Cubatao 320, 4andar, São Paulo, São Paulo
Portelcom Participações, S.A. (BRAZIL)	—	99.99%	49.99%	PC	1,282,416	(262,214)	(21,975)	—
Holding company Avda Brigadeiro Faria Lima 2277, 15ª andar, Conj1503, Jardin Paulistano, São Paulo
Telesp Celular Participações, S.A. (BRAZIL)	—	66.08%	33.04%	PC	2,415,595	(638,385)	(289,184)	—
Holding company Av.Roque Petroni Júnior nº1464, 6 andar-parte, bloco B, Morumbi, São Paulo, São Paulo
Telesp Celular S.A. (BRAZIL)	—	100.00%	33.04%	PC	788,151	269,812	55,565	—
Holding company
Av.Roque Petroni Júnior nº1464, 6 andar-parte, bloco B, Morumbi, São Paulo, São Paulo
Telesp Celular internacional		100.00%	33.04%	PC	1	13,128	—
Holding company
Av.Roque Petroni Júnior nº1464, 6 andar-parte, bloco B, Morumbi, São Paulo, São Paulo

Telefónica Móviles, S.A.

	Holding			Consolidation	Equity (2) (thousands of euros)
Subsidiaries and their holdings (1)	% Direct	% Indirect	Móviles Group	Method	Capital	Reserves	Profit (loss)	Interim Dividend
Telesp Celular overseas		100.00%	33.04%	PC	—	12
Holding company
Av.Roque Petroni Júnior nº1464, 6 andar-parte, bloco B, Morumbi, São Paulo, São Paulo
Global Telcom Telecom S.A. (BRAZIL)	—	100.00%	33.04%	PC	1,465,752	(992,036)	(85,465)	—
Wireless operator
Av.Higienópolis, nº1635, Curitiba Parana
Tele Centro Oeste Celular Participações, S.A. (BRAZIL)	—	52.47%	17.34%	PC	370,022	522,995	106,443	—
Holding company and telecommunications operator for the commercial sector
Sul,Quadra 2, Bloco C, nº226. Edif Telebrasilia Celular, 7 andar, Brasilia DF
Telegoiás Celular, S.A. (BRAZIL)	—	100.00%	17.34%	PC	94,079	154,416	50,738	—
Wireless operator
Rua 136-C,Quadra F-44, nº150, Sector Sul Goiania, Goias
Telemat Celular, S.A. (BRAZIL)	—	100.00%	17.34%	PC	55,064	95,569	35,194	—
Wireless operator
Av.Getúlio Vargas nº1,300, Centro, Cuibá, Matogrosso
Telems Celular, S.A. (BRAZIL)	—	100.00%	17.34%	PC	42,802	66,458	21,652	—
Wireless operator
Av.Alfonso Pena nº2,386,Ed Dolor de Andrade, Campo Grande, Matogrosso Do Sul
Teleron Celular, S.A. (BRAZIL)	—	100.00%	17.34%	PC	13,504	21,405	4,242	—
Wireless operator
Av.Getúlio Vargas nº1,941, Porto Velho, Rondonia
Teleacre Celular, S.A. (BRAZIL)	—	100.00%	17.34%	PC	7,175	11,189	575	—
Wireless operator
Rua Minas Gerais, nº64, Ivete Vargas, Rio Branco-Acre
Norte Brasil Telecom, S.A. (BRAZIL)	—	100.00%	17.34%	PC	65,187	14,105	5,297	—
Wireless operator
Travessa Padre Eutíquio nº1,226, Barrio Batista Campos, Belém, Para
Tele Centro Oeste IP, S.A. (BRAZIL)	—	100.00%	17.34%	PC	4,151	(3,971)	(98)	—
Wireless operator AC/Sul Quadra o2, Bloco C, nº256,

Telefónica Móviles, S.A.

	Holding			Consolidation	Equity (2) (thousands of euros)
Subsidiaries and their holdings (1)	% Direct	% Indirect	Móviles Group	Method	Capital	Reserves	Profit (loss)	Interim Dividend
AC/Sul Quadra o2, Bloco C, nº256, 3º Pavimento, Ed Toufic, Plano Piloto, Brasilia, DF
Telefónica Móviles El Salvador Holding, S.A. de C.V. (EL SALVADOR)	100.00%	—	100.00%	FC	158,550	(63,950)	(336)	—
Holding company
Alameda Roosvelt y Avenida Sur.Torre Telefónica nivel 10-San Salvador
Telefónica Móviles El Salvador, S.A. de C.V. (EL SALVADOR)	—	99.03%	99.03%	FC	59,346	(41,121)	(5,818)	—
Operator of long distance, international wireless services.
Alameda Roosvelt y Avenida Sur.Torre Telefónica nivel 10-San Salvador
Telefónica Multiservicios, S.A. de C.V. (EL SALVADOR)	—	77.50%	76.75%	FC	7,528	(1,660)	(1,097)	—
Cable modem system operator.
Alameda Roosvelt y Avenida Sur.Torre Telefónica nivel 10-San Salvador
Telefónica Móviles Centroamérica, S.A. de C.V. (EL SALVADOR)	—	100.00%	99.03%	FC	1,211	(63)	208	—
Operative company
Alameda Roosvelt y Avenida Sur.Torre Telefónica nivel 10-San Salvador
Telefónica El Salvador, S.A. de C.V. (EL SALVADOR)	—	100.00%	99.03%	FC	21	(25)	(19)	—
Operative company
Alameda Roosvelt y Avenida Sur.Torre Telefónica nivel 10-San Salvador
TCG Holdings, S.A. (GUATEMALA)	100.00%	—	100.00%	FC	351,160	(1,448)	183	—
Holding company
Bulevar Los Próceres 5-56 Zona 10—Univentro Nivel 11, Ciudad de Guatemala
Telefónica Móviles Guatemala, S.A. (GUATEMALA)	—	100.00%	100.00%	FC	248,893	(148,303)	(2,006)	—
Provision of wireless, wireline and radio paging communications services
Bulevar Los Próceres 5-56 Zona 10—Univentro Nivel 11, Ciudad de Guatemala
Infraestructura Internacional, S.A. (GUATEMALA)	—	70.00%	70.00%	FC	483	(170)	(48)	—
Provision of telecommunications and radio paging services
5ªavenida,7-76 Zona 10, Ciudad de Guatemala

Telefónica Móviles, S.A.

	Holding			Consolidation	Equity (2) (thousands of euros)
Subsidiaries and their holdings (1)	% Direct	% Indirect	Móviles Group	Method	Capital	Reserves	Profit (loss)	Interim Dividend
PageMart de Centroamérica. (GUATEMALA)	—	30.00%	30.00%	FC	—	—	—	—
Operative company
Bulevar Los Próceres 5-56 Zona 10—Univentro Nivel 11, Ciudad de Guatemala
Central America Servies Holding Ltd. (BRITISH VIRGIN ISLANDS)	—	100.00%	100.00%	FC	—	—	—	—
Inactive company
Palm Grove House, PO Box 438, tortola, BVI
Telefónica Móviles España, S.A., unipersonal. (SPAIN)	100.00%	—	100.00%	FC	476,514	393,360	2,104,850	(700,000)
Provision of wireless communications services
Plaza de la Independencia 6—Pta.5 28001 MADRID
TLD Top Level Domain Ltd. (IRELAND)		5.00%	5.00%	C	—	—	—	—
Inactive company
Spiral Investments B.V. (NETHERLANDS)	—	100.00%	100.00%	FC	38,535	(135,712)	(3,190)	—
Holding company
Strawinskylaan 3105—1077ZX—Amsterdam
3G Mobile AG. (SWITZERLAND)	—	100.00%	100.00%	FC	35,432	(77,453)	(2,633)	—
Wireless operator
Bahnhofplatz 4, 8001 Zurich
Mobipay España, S.A. (SPAIN)	—	13.36%	13.36%	EM	16,052	7,962	(4,791)	—
Provision of payment services through wireless telephony
Avda. Europa 20—Alcobendas—Madrid
Solivella Investments B.V. (NETHERLANDS)	—	100.00%	100.00%	FC	880,699	(1,412,276)	(90,041)	—
Holding company
Strawinskylaan 3105—1077ZX—Amsterdam
Ipse 2000, S.p.A. (ITALY)	—	45.59%	45.59%	EM	150,500	81,556	(1,223,388)	—
Installation and execution of third-generation telecommunications services
Piazza dei Capprettari, 70—Roma

Telefónica Móviles, S.A.

	Holding			Consolidation	Equity (2) (thousands of euros)
Subsidiaries and their holdings (1)	% Direct	% Indirect	Móviles Group	Method	Capital	Reserves	Profit (loss)	Interim Dividend
Group 3G UMTS Holding GmbH. (GERMANY)	—	57.20%	57.20%	FC	250,025	(965,509)	(32,837)	—
Network development and provision of third-generation telecommunications services
Alois-Wolfmüller-Str.8 80939 München
Quam Gmbh. (GERMANY)	—	100.00%	57.20%	FC	250,025	9,001,113	(7,320)	—
Provider of UMTS services
Alois-Wolfmüller-Str.8 80939 München
Opco Mobile Services GmbH. (GERMANY)	—	100.00%	57.20%	FC	50	(1)	—	—
Provider of UMTS services
Alois-Wolfmüller-Str.8 80939 München
Medi Telecom, S.A. (MOROCCO)	—	32.18%	32.18%	EM	427,935	(320,942)	11,273	—
Provision of wireless communications services
Twin Center, Tour A.Angle Bd Zertouni et El Massira El Kadra Casablanca
Terra Mobile, Brasil Ltd. (BRAZIL)	—	100.00%	100.00%	FC	5,650	(5,634)	—	—
Inactive company
22º ANDAR 17—Bairro ou Distrito FLAMENCO, Rio de Janeiro
Gruppo 3G, SRL. (ITALY)	—	100.00%	100.00%	C	67	—	—	—
Holding company
Via Lepetit, 4—Milán
Tempos 21, Innovación en Aplicaciones Móviles, S.A. (SPAIN)	—	38.50%	38.50%	EM	4,638	—	(3,331)	—
Research, development and commercial operation of wireless services and applications
Avda. Diagonal, 640—Barcelona
Simpay, Ltd. (UK)	25.00%	—	25.00%	C	—	—	—	—
Payment services through wireless telephony
62-65 Chandos Place, London WC2N 4LP
Omicron Ceti, S.L. (SPAIN)	100.00%	—	100.00%	C	—	—	—	—
Inactive company
José Abascal, Madrid
Telefónica Móviles Puerto Rico, Inc. (PUERTO RICO)	100.00%	—	100.00%	FC	83,593	(73,140)	(1,899)	—
Ownership of wireless operators in Puerto Rico
Metro Office Park Calle Edificio # 17, Suite 600—00968 Guaynabo

Telefónica Móviles, S.A.

	Holding			Consolidation	Equity (2) (thousands of euros)
Subsidiaries and their holdings (1)	% Direct	% Indirect	Móviles Group	Method	Capital	Reserves	Profit (loss)	Interim Dividend
Newcomm Wireless Services, Inc.	—	49.30%	49.30%	C	—	—	—	—
Wireless operator
OMTP Limited (Open Mobile Terminal Platform)	2.04%	—	2.04%	C	—	—	—	—
Inactive company
MobiPay Internacional, S.A. (SPAIN)	50.00%	—	50.00%	PC	11,822	(3,579)	(2,420)	—
Provision of payment services through wireless telephony
Avda. Europa 20—Alcobendas—Madrid
Telefónica Móviles Perú Holding, S.A. (PERU)	97.97%	—	97.97%	FC	180,708	31,931	(4,328)	—
Holding company
Avda. Arequipa, 1155 Lima, 01
Telefónica Móviles Perú,S.A. (PERU)	0.09%	99.89%	98.03%	FC	38,518	183,430	(4,704)	—
Provision of wireless communications services.
Avda.Arequipa 1155 Lima, 01
Inmuebles Aries SAC (PERU)	—	100.00%	98.03%	FC	—	—	—	—
Services company
Billing&Management (PERU)	—	100.00%	98.03%	FC	—	—	—	—
Services company
Telefónica Móviles Argentina, S.A. (ARGENTINA)	100.00%	—	100.00%	FC	450,631	(732,505)	(138,249)	—
Holding company
Ing Huergo 723, piso 17—Capital Federal—Argentina
Telefónica Comunicaciones Personales, S.A. (ARGENTINA)	—	100.00%	100.00%	FC	344,664	(625,978)	(1,864)	—
Provision of wireless communications services
Ing Huergo 723, piso 17—Capital Federal—Argentina
Radio Servicios, S.A. (ARGENTINA)	—	100.00%	100.00%	EM	12	(339)	(20)	—
Inactive company
Ing Huergo 723, piso 17—Capital Federal—Argentina
Telefónica de Centroamérica, S.L. (SPAIN)	100.00%	—	100.00%	C	500	10	(127)	—
Inactive company
Gran Vía, nº 28, Madrid
Telefónica Móviles Holding Uruguay, S.A. (URUGUAY)	100.00%	—	100.00%	FC	30,332	—	(299)	—
Inactive company
Plaza de la Independencia 8, planta baja—Montevideo
Telefonica Móviles Uruguay, S.A. (URUGUAY)	—	100.00%	100.00%	FC	24,006	—	(88)	—
Inactive company
Plaza de la Independencia 8, planta baja—Montevideo

Telefónica Móviles, S.A.

	Holding			Consolidation	Equity (2) (thousands of euros)
Subsidiaries and their holdings (1)	% Direct	% Indirect	Móviles Group	Method	Capital	Reserves	Profit (loss)	Interim Dividend
Wireless Network Ventures. (BRITISH VIRGIN ISLANDS)	—	100.00%	100.00%	FC	—	—	—	—
Holding company
Palm Grove House, PO Box 438, tortola, BVI
Telefónica Móviles México, S.A. de C.V. (MEXICO)	100.00%	—	100.00%	FC	1,772,134	(1,468,501)	(405,943)	—
Holding company
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120
Telefónica Finanzas México, S.A. de C.V. (MEXICO)	—	100.00%	100.00%	FC	4	1,154	1,836	—
Promotion, formation, organization, exploitation, operation and participation of companies' capital stock
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120
Baja Celular Mexicana, S.A. de C.V. (MEXICO)	—	100.00%	100.00%	FC	119,189	(55,305)	2,071	—
Provision of wireless local loop services
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120
Movitel de Noroeste, S.A. de C.V. (MEXICO)	—	90.00%	90.00%	FC	17,269	(19,745)	(3,721)	—
Provision of wireless local loop services
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120
Moviservicios, S.A. de C.V. (MEXICO)	—	99.99%	99.99%	FC	2,221	744	13	—
Technical, administrative, consultancy, advisory and supervision services.
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120
Telefonía Celular del Norte, S.A. de C.V. (MEXICO)	—	100.00%	100.00%	FC	36,818	(107,693)	2,544	—
Provision of wireless local loop services
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120

Telefónica Móviles, S.A.

	Holding			Consolidation	Equity (2) (thousands of euros)
Subsidiaries and their holdings (1)	% Direct	% Indirect	Móviles Group	Method	Capital	Reserves	Profit (loss)	Interim Dividend
Celular de Telefonía, S.A. de C.V. (MEXICO)	—	100.00%	100.00%	FC	29,493	(144,927)	(17,880)	—
Provision of wireless local loop services
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120
Enlaces del Norte, S.A. de C.V. (MEXICO)	—	94.90%	94.90%	FC	44	(10,589)	12,151	—
Acquisition, disposal and custodianship of securities
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120
Grupo de Telecomunicaciones Mexicanas, S.A. de C.V. (MEXICO)	—	100.00%	97.40%	FC	702	(9,067)	25,506	—
Provision of wireless local loop services
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120
Pegaso Telecomunicaciones, S.A. de C.V. (MEXICO)	—	100.00%	100.00%	FC	888,509	(1,924,445)	(387,046)	—
Installation, maintenance and operation of public or private telecommunications networks
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120
Pegaso Comunicaciones y Sistemas, S.A. de C.V. (MEXICO)	—	100.00%	100.00%	FC	704,137	(1,380,697)	85,764	—
Provision of wireless local loop services
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120
Pegaso PCS, S.A. de C.V. (MEXICO)	—	100.00%	100.00%	FC	12,625	(388,644)	(521,986)	—
Provision of wireless local loop services
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120

Telefónica Móviles, S.A.

	Holding			Consolidation	Equity (2) (thousands of euros)
Subsidiaries and their holdings (1)	% Direct	% Indirect	Móviles Group	Method	Capital	Reserves	Profit (loss)	Interim Dividend
Pegaso Recursos Humanos, S.A. de C.V. (MEXICO)	—	100.00%	100.00%	FC	2,781	950	(1,835)	—
Technical professional services for the development of public telecommunications networks
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120
Activos para Telecoms., S.A. de C.V. (MEXICO)	—	100.00%	100.00%	FC	4	(100,302)	74,728	—
Provision of handsfree wireless telecommunications services
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120 05120
Telecomunicaciones Punto a Punto Mexico, S.A. de C.V. (MEXICO)	—	100.00%	100.00%	FC	4	(38,780)	(699)	—
Provision of handsfree wireless telecommunications services
Paseo de los Tamarindos No. 400-A, piso 4, Col. Bosques de las Lomas, México, D.F. 05120
Telefónica Telecomunicaciones México. (MEXICO)	94.90%	—	94.90%	FC	—	—	—	—
Holding company
Río Duero 31, México DF 06500
Telefónica Móviles Soluciones y Aplicaciones, S.A. (CHILE)	100.00%	—	100.00%	FC	13,956	(6,089)	(3,019)	—
Provision of computer and communications services
Avda del Cóndor nº720, piso4, comuna de Huechuraba, de la Ciudad de Santiago de Chile
Inversiones Telefónica Móviles Holding Limitada. (CHILE)	100.00%	—	100.00%	FC	428,232	264,207	(32,396)	—
Holding company
Av.El Bosque Sur 090, Las Condes, Santiago de Chile
Pleyade Chile (CHILE)		0.17%	0.17%	C	—	—	—	—
Wireless operator
Av.El Bosque Sur 090, Las Condes, Santiago de Chile
TEM Inversiones Chile Limitada. (CHILE)	—	100.00%	100.00%	FC	1,119,977	12,483	(25,202)	—
Holding company
Av.El Bosque Sur 090, Las Condes, Santiago de Chile

Telefónica Móviles, S.A.

	Holding			Consolidation	Equity (2) (thousands of euros)
Subsidiaries and their holdings (1)	% Direct	% Indirect	Móviles Group	Method	Capital	Reserves	Profit (loss)	Interim Dividend
Telefónica Moviles Chile Distribucion S.A. (CHILE)	—	100.00%	99.99%	FC	17	—	(39)	—
Wireless operator
Fidel Oteíza 1953, Oficina 201, Providencia, Santiago de Chile
Telefónica Moviles de Chile S.A. (CHILE)	—	100.00%	100.00%	FC	292,639	(47,620)	(170,589)	—
Wireless operator
Av.El Bosque Sur 090, Las Condes, Santiago de Chile
TEM eServices Latin America, Inc. (USA)	100.00%	—	100.00%	FC	12,131	(1,786)	4,617	—
Provider of computer services
Mellon Financial Center 1111 Brickell ave. Suite 1000, Miami, Florida 33131
Ecuador Cellular Holding, B.V. (ECUADOR)	100.00%	—	100.00%	FC	18	640,172	132	—
Holding company
Strawinskylaan 3105—1077ZX—Amsterdam
BS Ecuador Holdings, Ltd. (BRITISH VIRGIN ISLANDS)	—	100.00%	100.00%	FC	—	—	—	—
Holding company
Palm Grove House, PO Box 438, tortola, BVI
Otecel, S.A. (ECUADOR)	—	100.00%	100.00%	FC	93,749	62,908	2,561	—
Provision of wireless communications services
Avda. de la República y la Pradera esq. Casilla, Quito
Cellular Holdings (Central America), Inc. (BRITISH VIRGIN ISLANDS)	100.00%	—	100.00%	FC	—	—	—	—
Inactive company
Palm Grove House, PO Box 438, tortola, BVI
Guatemala Cellular Holdings, B.V. (NETHERLANDS)	100.00%	—	100.00%	FC	18	27,712	(13)	—
Holding company
Strawinskylaan 3105—1077ZX—Amsterdam
TMG (BVI) Holdings Ltd. (BRITISH VIRGIN ISLANDS)	—	100.00%	100.00%	FC	—	—	—	—
Inactive company
Palm Grove House, PO Box 438, tortola, BVI
Centram Communications, LP. (BRITISH VIRGIN ISLANDS)	—	100.00%	100.00%	FC	—	—	—	—
Inactive company
Palm Grove House, PO Box 438, tortola, BVI

Telefónica Móviles, S.A.

	Holding			Consolidation	Equity (2) (thousands of euros)
Subsidiaries and their holdings (1)	% Direct	% Indirect	Móviles Group	Method	Capital	Reserves	Profit (loss)	Interim Dividend
TEM Guatemala Ltd. (BRITISH VIRGIN ISLANDS)	—	100.00%	100.00%	FC	—	—	—	—
Holding company
Palm Grove House, PO Box 438, tortola, BVI
Multi Holding Corporation. (PANAMA)	99.96%	—	99.96%	FC	—	—	—	—
Holding company
Edificio HSBC, Piso11, Avd Samuel Lewis, Panamá, República de Panamá
Panamá Cellular Holdings, B.V. (NETHERLANDS)	100.00%	—	100.00%	FC	18	243,367	(7,404)	—
Holding company
Strawinskylaan 3105—1077ZX—Amsterdam
BellSouth Panamá, Ltd. (CAYMAN ISLANDS)	—	100.00%	100.00%	FC	—	—	—	—
Inactive company
Cayman Islands
Panamá Cellular Holdings, B.V. (USA)	—	100.00%	100.00%	FC	—	—	—	—
Holding company
Delaware, USA
BSC de Panama Holdings, SRL. (PANAMA)	—	100.00%	100.00%	FC	—	100,646	2,082	—
Holding company
Avda Samuel Lewis y Calle 54—Edificio Afra, Panamá
BSC Cayman. (CAYMAN ISLANDS)	—	100.00%	99.98%	FC	—	—	—	—
Inactive company
General Partnership—Cayman Islands
Telefónica Móviles Panamá, S.A. (PANAMA)	—	100.00%	100.00%	FC	78,096	110,287	41,639	—
Wireless operator
Edificio Magna Corp. Calle 51 Este y Avda Manuel Maria Icaza, Ciudad de Panamá
Panamá Cellular Investments, LLC. (USA)	—	100.00%	100.00%	FC	—	—	—	—
Services company
Delaware, USA
Latin America Cellular Holdings, B.V. (NETHERLANDS)	100.00%	—	100.00%	FC	18	1,251,407	(17,205)	—
Holding company
Strawinskylaan 3105—1077ZX—Amsterdam
Ablitur, S.A. (URUGUAY)	—	100.00%	100.00%	FC	44,799	(10,623)	8,765	—
Holding company
Constituyente 1467 Piso 23, Montevideo 11200, Uruguay

Telefónica Móviles, S.A.

	Holding			Consolidation	Equity (2) (thousands of euros)
Subsidiaries and their holdings (1)	% Direct	% Indirect	Móviles Group	Method	Capital	Reserves	Profit (loss)	Interim Dividend
Redanil, S.A. (URUGUAY)	27.00%	73.00%	100.00%	FC	6,318	21,086	1,203	—
Holding company
Constituyente 1467 Piso 23, Montevideo 11200, Uruguay
Abiatar, S.A. (URUGUAY)	—	100.00%	100.00%	FC	6,880	24,987	659	—
Wireless operator and services
Constituyente 1467 Piso 23, Montevideo 11200, Uruguay
T.Móviles Nicaragua, S.A. (NICARAGUA)	—	100.00%	100.00%	FC	—	—	—	—
Holding company
Managua, Nicaragua
Pisani Resources y Cía, Ltd. (NICARAGUA)	—	100.00%	100.00%	FC	—	—	—	—
Inactive company
Managua, Nicaragua
Doric Holding y Cía, Ltd. (NICARAGUA)	—	100.00%	100.00%	FC	—	—	—	—
Inactive company
Managua, Nicaragua
Kalamai Holdings, Ltd. (Virgin Islands)	—	100.00%	100.00%	FC	—	—	—	—
Inactive company
Managua, Nicaragua
Kalamai Hold. Y Cía, Ltd. (NICARAGUA)	—	100.00%	100.00%	FC	—	—	—	—
Inactive company
Palm Grove House, PO Box 438, tortola, BVI
Telefonía Celular de Nicaragua, S.A. (NICARAGUA)	—	100.00%	100.00%	FC	12,329	35,317	(6,957)	—
Wireless operator
Carretera Mazalla, Managua, Nicaragua
Comtel Comunicaciones Telefónicas, S.A. (VENEZUELA)	65.14%	34.86%	100.00%	FC	671	104,192	(107,421)	—
Holding company
Av Francisco de Miranda, Edif Parque Cristal, Caracas 1060—Venezuela
Telcel, C.A. (VENEZUELA)	91.63%	8.37%	100.00%	FC	26,195	430,240	187,980	—
Wireless operator
Av Francisco de Miranda, Edif Parque Cristal, Caracas 1060—Venezuela
Sistemas Timetrac, C.A. (VENEZUELA)	—	75.00%	75.00%	FC	1,689	9,601	—	—
Fleet locating services
Calle Pantin, Edificio Grupo Secusat, piso3, Caracas—Venezuela
Telcel International, Ltd. (CAYMAN ISLANDS)	—	100.00%	100.00%	FC	—	127	—	—
Holding company
Cayman Islands

Telefónica Móviles, S.A.

	Holding			Consolidation	Equity (2) (thousands of euros)
Subsidiaries and their holdings (1)	% Direct	% Indirect	Móviles Group	Method	Capital	Reserves	Profit (loss)	Interim Dividend
Corporación 271191, C.A. (VENEZUELA)	—	100.00%	100.00%	FC	211	—	—	—
Telecomunication services and customer services
Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060, Venezuela
Promociones 4222. C.A. (VENEZUELA)	—	100.00%	100.00%	FC	745	(731)	—	—
Sale and purchase of real estate
Av.Francisco de Miranda, Edif Parque Cristal
S.T. Mérida, C.A. (VENEZUELA)	—	100.00%	100.00%	FC	1	(1)	—	—
Telecomunication services and customer services
Av Francisco de Miranda, Edif Parque Cristal, Caracas 1060—Venezuela
S.T. Ciudad Ojeda, C.A. (VENEZUELA)	—	100.00%	100.00%	FC	1	(1)	—	—
Telecomunication services and customer services
Av Francisco de Miranda, Edif Parque Cristal, Caracas 1060—Venezuela
S.T. San Cristóbal. (VENEZUELA)	—	100.00%	100.00%	FC	1	—	—	—
Telecomunication services and customer services
Av Francisco de Miranda, Edif Parque Cristal, Caracas 1060—Venezuela
S.T. Maracaibo, C.A. (VENEZUELA)	—	100.00%	100.00%	FC	2	9	—	—
Telecomunication services and customer services
Av Francisco de Miranda, Edif Parque Cristal, Caracas 1060—Venezuela
S.T. Punto Fijo, C.A. (VENEZUELA)	—	100.00%	100.00%	FC	1	(1)	—	—
Telecomunication services and customer services
Av Francisco de Miranda, Edif Parque Cristal, Caracas 1060—Venezuela
S.T. Valera, C.A. (VENEZUELA)	—	100.00%	100.00%	FC	1	(1)	—	—
Telecomunication services and customer services
Av Francisco de Miranda, Edif Parque Cristal, Caracas 1060—Venezuela
S.T. Valencia, C.A. (VENEZUELA)	—	100.00%	100.00%	FC	—	—	—	—
Inactive company
Av Francisco de Miranda, Edif Parque Cristal, Caracas 1060—Venezuela

Telefónica Móviles, S.A.

	Holding			Consolidation	Equity (2) (thousands of euros)
Subsidiaries and their holdings (1)	% Direct	% Indirect	Móviles Group	Method	Capital	Reserves	Profit (loss)	Interim Dividend
SyRed, T.E.L., C.A. (VENEZUELA)	—	100.00%	100.00%	FC	70	(141)	—	—
Telecomunication services and customer services
Av Francisco de Miranda, Edif Parque Cristal, Caracas 1060—Venezuela
Servicios Telcel Acarigua, C.A. (VENEZUELA)	—	100.00%	100.00%	FC	—	—	—	—
Inactive company
Av Francisco de Miranda, Edif Parque Cristal, Caracas 1060—Venezuela
Servicios Telcel Barquisimeto, C.A. (VENEZUELA)	—	100.00%	100.00%	FC	—	—	—	—
Inactive company
Av Francisco de Miranda, Edif Parque Cristal, Caracas 1060—Venezuela
Serv. Telcel Charallave. (VENEZUELA)	—	100.00%	100.00%	FC	—	—	—	—
Inactive company
Av Francisco de Miranda, Edif Parque Cristal, Caracas 1060—Venezuela
S.T. Cumana, C.A. (VENEZUELA)	—	100.00%	100.00%	FC	—	—	—	—
Inactive company
Av Francisco de Miranda, Edif Parque Cristal, Caracas 1060—Venezuela
S.T. Guarenas, C.A. (VENEZUELA)	—	100.00%	100.00%	FC	—	—	—	—
Inactive company
Av Francisco de Miranda, Edif Parque Cristal, Caracas 1060—Venezuela
S.T. Los Teques, C.A. (VENEZUELA)	—	100.00%	100.00%	FC	—	—	—	—
Inactive company
Av Francisco de Miranda, Edif Parque Cristal, Caracas 1060—Venezuela
S.T. Maracay, C.A. (VENEZUELA)	—	100.00%	100.00%	FC	—	—	—	—
Inactive company
Av Francisco de Miranda, Edif Parque Cristal, Caracas 1060—Venezuela
S.T. Margarita, C.A. (VENEZUELA)	—	100.00%	100.00%	FC	—	—	—	—
Inactive company
Av Francisco de Miranda, Edif Parque Cristal, Caracas 1060—Venezuela

Telefónica Móviles, S.A.

	Holding			Consolidation	Equity (2) (thousands of euros)
Subsidiaries and their holdings (1)	% Direct	% Indirect	Móviles Group	Method	Capital	Reserves	Profit (loss)	Interim Dividend
S.T. Maturín, C.A. (VENEZUELA)	—	100.00%	100.00%	FC	—	—	—	—
Inactive company
Av Francisco de Miranda, Edif Parque Cristal, Caracas 1060—Venezuela
S.T. Puerto Ordaz, C.A. (VENEZUELA)	—	100.00%	100.00%	FC	—	—	—	—
Inactive company
Av Francisco de Miranda, Edif Parque Cristal, Caracas 1060—Venezuela
S.T. Puerto la Cruz, CA. (VENEZUELA)	—	100.00%	100.00%	FC	—	—	—	—
Inactive company
Av Francisco de Miranda, Edif Parque Cristal, Caracas 1060—Venezuela
S.T. La Guaira, C.A. (VENEZUELA)	—	100.00%	100.00%	FC	—	—	—	—
Inactive company
Av Francisco de Miranda, Edif Parque Cristal, Caracas 1060—Venezuela
Olympic, Ltda. (COLOMBIA)	—	100.00%	100.00%	FC	31	935,732	(18,134)	—
Holding company
Av.82 nº 10—62, piso 6
Telefónica Móviles Colombia, S.A. (COLOMBIA)	22.44%	77.56%	100.00%	FC	347	1,113,632	1,568	—
Wireless operator
Calle 100 nº7-33, piso 15, Bogotá—Colombia
Bautzen Inc. (PANAMA)	—	100.00%	100.00%	FC	255	(244)	—	—
Financial management
Ciudad de Panamá
Comoviles S.A. (COLOMBIA)	—	99.97%	99.97%	FC	—	206	(8)	—
Telecommunications services
Calle 100, nº7-33, piso 17, Bogotá
Comunicaciones Trunking S.A. (COLOMBIA)	—	99.98%	99.95%	FC	21	79	(8)	—
Telecommunications services
Calle 100, nº7-33, piso 16, Bogotá
Paracomunicar S.A. (COLOMBIA)	—	99.35%	99.31%	FC	—	2	4	—
Telecommunications services
Calle 100, nº7-33, piso 17, Bogotá
Kobrocom Electrónica Ltda. (COLOMBIA)	—	100.00%	99.95%	FC	53	(20)	(1)	—
Telecommunications services
Calle 100, nº7-33, piso 15, Bogotá

Telefónica Móviles, S.A.

	Holding			Consolidation	Equity (2) (thousands of euros)
Subsidiaries and their holdings (1)	% Direct	% Indirect	Móviles Group	Method	Capital	Reserves	Profit (loss)	Interim Dividend
Telefónica Móviles Chile Inversiones. S.A. (CHILE)	100.00%	—	100.00%	FC	31,722	(44,657)	(1,787)	—
Holding company
Avda. El Bosque Sur 090, Las Condes, Santiago de Chile
Telefónica Moviles Chile larga Distancia, S.A. (CHILE)	—	100.00%	100.00%	FC	31,747	(45,286)	(582)	—
Wireless operator
Avda. El Bosque Sur 090, Las Condes, Santiago de Chile
Telefónica Moviles Chile, S.A. (CHILE)	100.00%	—	100.00%	FC	341,618	8,795	10,620	—
Wireless operator
Avda. El Bosque Sur 090, Las Condes, Santiago de Chile
Intertel, S.A. (CHILE)	—	100.00%	100.00%	FC	—	15	(1)	—
Wireless operator
Avda. El Bosque Sur 090, Las Condes, Santiago de Chile
Telefonica Moviles Inversora.S.A. (ARGENTINA)	—	100.00%	100.00%	FC	24	424	(173)	—
Holding company
Av. Libertador 602, Piso 20, Buenos Aires
B.A. Celular Inversora.S.A. (ARGENTINA)	—	100.00%	100.00%	FC	24	405	(168)	—
Holding company
Av. Libertador 602, Piso 4, Buenos Aires
Compañía Radiocomunicaciones Móviles.S.A. (ARGENTINA)	27.26%	72.74%	100.00%	FC	7,760	112,574	(42,509)	—
Wireless operator
Ingeniero Butty 240, Piso 4, Buenos Aires.
Compañía de telefonos del Plata. (ARGENTINA)	—	100.00%	100.00%	FC	7	861	(25)	—
Wireless operator
Av. Libertador 602, Piso 4, Buenos Aires

(1)	The data on companies outside the euro zone were translated to euros by applying the year-end exchange rates to capital and reserves and the average exchange rates for the period to their results.

(2)	This caption does not include the equity of minority stockholders.

Telefónica Móviles, S.A.

EXHIBIT II.

Detail of the equity interests in companies engaging in a similar activity and the performance of similar activities of the directors on their own behalf or on behalf of third parties

The following table lists the companies engaging in an activity that is identical, similar or complementary to the corporate purpose of Telefónica Móviles, S.A., in which the members of the Board of Directors own equity interests, and of the functions, if any, that they discharge in them.

Name	Investee	% ownership	Activity	Position held or functions performed

Antonio Viana-Baptista	Telefónica, S.A.	< 0.01%	Telecommunications	Director

Antonio Viana Baptista	Portugal Telecom., SGPS.	< 0.01%	Telecommunications	Director

Antonio Viana Baptista	PT Multimedia	< 0.01%	Internet	Director

José María Álvarez-Pallete	Telefónica, S.A.	< 0.01%	Telecommunications	Management committee Member

Maximino Carpio García	Telefónica, S.A.	< 0.01%	Telecommunications	Director

José María Más Millet	Telefónica, S.A.	< 0.01%	Telecommunications	None

Javier Echenique Landiribar	Telefónica, S.A.	< 0.01%	Telecommunications	None

Luis Lada Díaz	Telefónica, S.A.	< 0.01%	Telecommunications	Director

Luis Lada Díaz	Sogecable, S.A.	< 0.01%	Television, telecommunications and audiovisual production services	Director

Fernando de Almansa Moreno-Barreda	Telefónica, S.A.	< 0.01%	Telecommunications	Director

Antonio Massanell Lavilla	Telefónica, S.A.	< 0.01%	Telecommunications	Director

Alejandro Burillo Azcárraga	PanAmsat, S.R.L. de C.V.	51%	Satellite capacity provider	None

Alejandro Burillo Azcárraga	Grupo Wcom, S.A. de C.V.	99%	Value added satellite services	None

Alejandro Burillo Azcárraga	Corporativo Wcom, S.A. de C.V.	99%	Value added satellite services	None

Alejandro Burillo Azcárraga	Televisión Internacional, S.A. de C.V.	11.7%	Cable services, internet and telephone signals	None

Telefónica Móviles, S.A.

The table below gives details of activities carried out, on their own behalf or on behalf of third parties, by the various members of the Company Board of Directors that are identical, or similar or complementary to those of the corporate purpose of Telefónica Móviles, S.A.

Name	Activity	Arrangement under which the activity is performed	Company through which the activity is performed[1]<0	Positions held or functions performed
Antonio Viana-Baptista	Telecommunications	Employee	Telefónica, S.A.	Director
Antonio Viana-Baptista	Wireline telecommunications	Employee	Telefónica Internacional, S.A.	Director
Antonio Viana-Baptista	Wireless telecommunications	Employee	Telefónica Móviles España, S.A.	Chairman
Antonio Viana-Baptista	Telecommunications	Employee	Cesky Telecom, a.s.	Supervisory Board Member
Antonio Viana-Baptista	Wireline telecommunications	Employee	Telefónica de España, S.A.	Director
Antonio Viana-Baptista	Wireless telecommunications	Employee	Brasilcel, N.V.	Director
Antonio Viana-Baptista	Wireless telecommunications	Employee	Portugal Telecom., SGPS	Director
José María Álvarez-Pallete	Telecommunications	Employee	Telefónica, S.A.	Management Committee Member
José María Álvarez-Pallete	Wireline telecommunications	Employee	Telefónica Internacional, S.A.	Executive Chairman
José María Álvarez-Pallete	Data telecommunications	Employee	Telefónica Datacorp, S.A.	Director
José María Álvarez-Pallete	Wireline telecommunications	Employee	Telefónica de España, S.A.	Director
José María Álvarez-Pallete	Wireless telecommunications	Employee	Telefónica Móviles, S.A.	Director
José María Álvarez-Pallete	Wireline telecommunications	Employee	Telefónica de Argentina, S.A.	Director (Vice chairman)
José María Álvarez-Pallete	Wireline telecommunications	Employee	Telecomunicaciones de Sao Paulo, S.A.	Director (Vice chairman)
José María Álvarez-Pallete	Wireline telecommunications	Employee	Compañía de Telecomunicaciones de Chile, S.A.	Director
José María Álvarez-Pallete	Telecommunications	Employee	Telefónica Mundo, S.A.	Director
José María Álvarez-Pallete	Wireline telecommunications	Employee	Telefónica del Perú, S.A.A.	Director
José María Álvarez-Pallete	Telecommunications	Employee	Telefónica Larga Distancia de Puerto Rico, Inc.	Director
José María Álvarez-Pallete	Telecommunications	Employee	Compañía Internacional de Telecomunicaciones, S.A.	Director
José María Álvarez-Pallete	Telecommunications	Employee	Telefónica Internacional Chile, S.A.	Director
José María Álvarez-Pallete	Telecommunications	Employee	Telefónica Holding Argentina, S.A.	Director
José María Álvarez-Pallete	Telecommunications	Employee	Cesky Telecom, a.s.	Director

Telefónica Móviles, S.A.

Name	Activity	Arrangement under which the activity is performed	Company through which the activity is performed[1]<0	Positions held or functions performed
José María Álvarez-Pallete	Wireline telecommunications	Employee	China Netcom Corporation.	Director
Maximino Carpio García	Telecommunications	Employee	Telefónica, S.A.	Director
Maximino Carpio García	Telecommunications equipment provider	Employee	Abengoa, S.A.	Advisory Committee Member
Fernando de Almansa Moreno-Barreda	Telecommunications	Employee	Telefónica, S.A.	Director
Fernando de Almansa Moreno-Barreda	Wireline telecommunications	Employee	Telefónica Internacional, S.A.	Director
Fernando de Almansa Moreno-Barreda	Wireline telecommunications	Employee	Telefónica de Argentina, S.A.	Director
Fernando de Almansa Moreno-Barreda	Wireline telecommunications	Employee	Telecomunicaciones de Sao Paulo, S.A.	Director

[1]	fn

Name	Activity	Arrangement under which activity is performed	Company through which activity is performed	Position held or functions performed
Fernando de Almansa Moreno-Barreda	Wireline telecommunications	Employee	Telefónica del Perú, S.A.	Director
Luis Lada Díaz	Telecommunications	Employee	Telefónica, S.A.	Director
Luis Lada Díaz	Wireline telecommunications	Employee	Telefónica Internacional, S.A.	Director
Luis Lada Díaz	Television, telecommunications and audiovisual production services	Employee	Sogecable, S.A.	Director
Luis Lada Díaz	Telecommunications	Employee	Cesky Telecom a.s.	Vice chairman
Javier Echenique Landiribar	Wireless telecommunications	Employee	Telefónica Móviles México, S.A.	Director
Antonio Massanell Lavilla	Telecommunications	Employee	Telefónica, S.A.	Director
Lars M. Berg	Wireless telecommunications	Employee	TELCEL, S.A.	Director
Lars M. Berg	Wireless telecommunications	Employee	Telefónica Móviles Colombia, S.A.	Director
Alejandro Burillo Azcárraga	Wireless telecommunications	Employee	Pegaso, S.A.	Director

EXHIBIT III.

Description of market-sensitive financial instruments.

The tables below describe financial instruments designed to hedge interest and exchange rate risk at the companies consolidated by the Telefónica Móviles Group.

The tables were prepared using the following criteria:

Borrowings were classified according to their financial characteristics, bearing in mind the effect of the associated derivatives. They are classified by the currency in which they are denominated into one of the following categories:

•	Euro (EUR)

Telefónica Móviles, S.A.

•	US dollar (USD)

•	Latin American currencies (ARS—Argentine peso; BRL—Brazilian real; CLP—Chilean peso; COP—Colombian peso; PEN—Peruvian sol; MXN—Mexican peso; GTQ—Guatemala quetzal)

•	Japanese yen (JPY)

•	Moroccan dirham (MAD)

Each category is subdivided into:

•	Floating rate

•	Fixed rate

Each column contains the amount of debt due to mature in the next five years, broken down by year. The total column sums the yearly amounts.

•	Face values do not include accrued interest.

Note: The assets included in this table relate exclusively to derivative financial products

Telefónica Móviles, S.A.

TELEFÓNICA MÓVILES GROUP’S MARKET-SENSITIVE FINANCIAL INSTRUMENTS

Instruments outstanding at December 31, 2005

	(Millions of Euros)
	Maturity					Subsequent years	TOTAL
	2006	2007	2008	2009	2010
EURO	2,320	2,297	487	1,270	479	-22	6,830
Floating rate	2,061	2,094	259	1,227	310	-22	5,930
Spread to Euribor	0.59%	1.52%	-0.08%	0.54%	0.58%	-7.42%	0.91%
Fixed rate	259	203	228	43	168	—	900
Interest rate	5.42%	5.84%	3.22%	3.63%	6.43%	—	5.06%

AMERICAS	2,135	738	429	1,180	483	477	5,443

Instruments in USD	-162	-7	96	972	58	341	1,298
Floating rate	-132	-118	10	907	12	73	753
Spread	-2.94%	-0.55%	61.78%	0.04%	0.77%	0.56%	1.53%
Fixed rate	-30	111	86	64	47	268	546
Interest rate	3.32%	5.10%	4.09%	4.75%	5.61%	5.53%	5.26%
Instruments in ARS	126	57	—	—	—	—	183
Floating rate	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	126	57	—	—	—	—	183
Interest rate	7.35%	9.48%	—	—	—	—	8.01%
Instruments in BRL	532	444	18	37	145	17	1,193
Floating rate	365	444	18	37	145	17	1,026
Spread	0.19%	0.12%	0.12%	—	—	3.95%	0.19%
Fixed rate	167	—	—	—	—	—	167
Interest rate	10.40%	—	—	—	—	—	10.40%
Instruments in CLP	430	82	180	79	—	—	771
Floating rate	260	—	20	18	—	—	298
Spread	—	—	-0.35%	-0.33%	—	—	-0.04%
Fixed rate	170	82	160	62	—	—	474
Interest rate	4.05%	4.49%	4.82%	5.14%	—	—	4.53%
Instruments in UFC	1	1	1	1	1	1	4
Floating rate	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	1	1	1	1	1	1	4
Interest rate	7.85%	7.85%	7.85%	7.85%	7.85%	7.85%	7.85%
Instruments in PEN	138	25	—	—	—	—	163
Floating rate	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	138	25	—	—	—	—	163
Interest rate	4.72%	5.32%	—	—	—	—	4.81%
Instruments in COP	245	58	128	—	—	—	430
Floating rate	97	—	—	—	—	—	97
Spread	0.00%	—	6.50%	—	—	6.50%	0.00%
Fixed rate	148	58	128	—	—	—	334
Interest rate	9.20%	8.79%	8.04%	—	—	—	8.68%
Instruments in MXN	810	80	7	92	279	118	1,385
Floating rate	702	13	3	88	277	—	1,084
Spread	-0.01%	-0.66%	-0.52%	2.59%	0.60%	—	0.35%
Fixed rate	108	67	3	3	2	118	301
Interest rate	7.75%	7.93%	8.83%	8.83%	8.83%	9.25%	8.41%
Instruments in GTQ	15	—	—	—	—	—	15
Floating rate	15	—	—	—	—	—	15
Spread	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	—	—
Interest rate	—	—	—	—	—	—	—

ASIA	—	—	—	—	—	1	1

Instruments in JPY	—	—	—	—	—	1	1
Floating rate	—	—	—	—	—	1	2
Spread	3.79%	3.79%	3.79%	—	—	3.79%	3.79%
Fixed rate	—	—	—	—	—	—	—
Interest rate	1.80%	0.03%	—	—	—	—	0.03%

AFRICA	—	—	—	—	—	91	91

Instruments in MAD	—	—	—	—	—	91	91
Floating rate	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	91	91
Interest rate	—	—	—	—	—	4.54%	4.54%

TOTAL	4,455	3,035	917	2,450	962	547	12,366

Exchange rate options
TOTAL	4,455	3,035	917	2,450	962	547	12,366

Telefónica Móviles, S.A.

TELEFÓNICA MÓVILES GROUP’S MARKET SENSITIVE FINANCIAL INSTRUMENTS

Instruments outstanding at December 31, 2004

	(Millions of Euros)
	MATURITIES					Subsequent years	TOTAL
	2005	2006	2007	2008	2009
EURO	2,4	3,096	2,275	306	223	503	8,803
Floating rate	1,079	2,853	2,089	95	197	43	6,356
Spread to Euribor	-0.77%	0.41%	1.52%	-1.08%	0.79%	0.57%	0.57%
Fixed rate	1,321	243	186	211	26	460	2,447
Interest rate	5.14%	5.68%	6.23%	3.35%	4.98%	5.29%	5.15%

AMERICAS	188	250	282	356	756	426	2,258

Instruments in USD	-916	-188	5	121	684	418	124
Floating rate	-1,238	-93	-22	121	668	90	-474
Spread	-0.13%	-0.90%	-4.00%	4.49%	0.33%	0.10%	-2.33%
Fixed rate	322	-95	27	—	16	328	598
Interest rate	5.04%	-4.00%	5.23%	5.68%	6.08%	5.39%	6.70%
Instruments in ARS	15	7	50	—	—	—	72
Floating rate	15	—	—	—	—	—	15
Spread	—	—	—	—	—	—	—
Fixed rate	—	7	50	—	—	—	57
Interest rate	—	9.25%	9.48%	—	—	—	9.45%
Instruments in BRL	416	233	58	85	3	6	801
Floating rate	336	233	58	85	3	4	719
Spread	0.502%	-4431%	1284%	1072%	3781%		-0.95%
Fixed rate	80	—	—	—	—	2	82
Interest rate	16364%						15.97%
Instruments in CLP	260	—	65	144	63	—	532
Floating rate	260	—	—	16	14	—	290
Spread	—	—	—	-0.35%	-0.33%	—	-0.04%
Fixed rate	—	—	65	128	49	—	242
Interest rate	—	—	4.49%	4.82%	5.14%	—	4.80%
Instruments in PEN	133	11	8	—	—	—	152
Floating rate	48	—	—	—	—	—	48
Spread	—	—	—	—	—	—	—
Fixed rate	85	11	8	—	—	—	104
Interest rate	4.53%	5.95%	5.35%	—	—	—	4.75%
Instruments in COP	129	95	30	—	—	—	254
Floating rate	129	5	—	—	—	—	134
Spread	0.37%	4.00%	—	—	—	—	0.50%
Fixed rate	—	90	30	—	—	—	120
Interest rate	—	9.32%	10.55%	—	—	—	9.63%
Instruments in MXN	150	92	66	6	6	2	322
Floating rate	3	3	11	3	3	1	24
Spread	-8.48%	2.97%	-0.66%	-0.52%	-0.52%	-0.52%	-1.14%
Fixed rate	147	89	55	3	3	1	298
Interest rate	3.98%	7.75%	7.93%	8.83%	8.83%	8.83%	5.95%
Instruments in GTQ	1	—	—	—	—	—	1
Floating rate	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	1	—	—	—	—	—	1
Interest rate	10.50%	—	—	—	—	—	10.50%

ASIA	—	—	—	—	—	—	—

Instruments in JPY	—	—	—	—	—	—	—
Floating rate	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	—	—
Interest rate	—	—	—	—	—	—	—

AFRICA	31	—	—	—	—	—	31

Instruments in MAD	31	—	—	—	—	—	31
Floating rate	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	31	—	—	—	—	—	31
Interest rate	4.23%	—	—	—	—	—	4.23%

TOTAL	2,619	3,346	2,557	662	979	929	11,092

Exchange rate options	22	—	—	—	—	—	22

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

TELEFÓNICA MÓVILES, S.A.

By:	/s/ Antonio Viana-Baptista
	Name:	Antonio Viana-Baptista
	Title:	Chairman and Chief Executive Officer

Date: April 12, 2006